As filed with the Securities and Exchange Commission on September 15, 2020
Registration No. 333-239702
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 2 to
FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
REXAHN PHARMACEUTICALS, INC.
(Exact name of Registrant as specified in its charter)
Delaware (State or other jurisdiction of incorporation or organization)	2834 (Primary Standard Industrial Classification Code Number)	11-3516358 (I.R.S. Employer Identification Number)
15245 Shady Grove Road, Suite 455
Rockville, MD 20850
(240) 268-5300
(Address including zip code, and telephone number, including area code, of Registrant’s principal executive offices)
Douglas J. Swirsky
President and Chief Executive Officer
Rexahn Pharmaceuticals, Inc.
15245 Shady Grove Road, Suite 455
Rockville, MD 20850
(240) 268-5300
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:
Asher M. Rubin William I. Intner Hogan Lovells US LLP 100 International Drive, Suite 2000 Baltimore, MD 21202 (410) 659-2700	Mina Sooch President & Chief Executive Officer Ocuphire Pharma, Inc. 37000 Grand River Ave, Suite 120 Farmington Hills, MI 48335 (248) 681-9815	Phillip D. Torrence Jeffrey H. Kuras Emily J. Johns Honigman LLP 650 Trade Centre Way, Suite 200 Kalamazoo, MI 49002-0402 (269) 337-7700
Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effectiveness of this registration statement and the satisfaction or waiver of all other conditions under the Merger Agreement described herein.
If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, please check the following box.  ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:
Exchange Act Rule 13(e)-4(i) (Cross-Border Issuer Tender Offer)  ☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐
CALCULATION OF REGISTRATION FEE
Title of Each Class of Security to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)
Common stock, $0.0001 par value per share	75,043,772	N/A	$336.95	$1.00
(1)
Represents the maximum number of shares of common stock, $0.0001 par value per share (“Rexahn common stock”), of Rexahn Pharmaceuticals, Inc., a Delaware corporation (“Rexahn”), issuable to holders of common stock, $0.0001 par value per share (“Ocuphire common stock”), and options of Ocuphire Pharma, Inc., a Delaware corporation (“Ocuphire”), in the proposed merger of Razor Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Rexahn (“Merger Sub”), with and into Ocuphire (the “merger”). The amount of Rexahn common stock to be registered is based on the estimated maximum number of shares of Rexahn common stock that are expected to be issued pursuant to the merger, after taking into account the expected issuance by Ocuphire immediately prior to the merger of an estimated 4,462,544 shares of Ocuphire common stock (3,346,908 of which will be held in escrow for the benefit of certain accredited investors) pursuant to an amended and restated securities purchase agreement, dated June 29, 2020, by and among Ocuphire, Rexahn and certain accredited investors, and assuming an exchange ratio calculated by assuming a minimum “Parent Valuation” of $12.0 million and “Parent Outstanding Shares” of 5,019,141 (which amount includes shares of Rexahn common stock that may be issued by Rexahn in exchange for warrants of Rexahn that are currently outstanding), conversion of Ocuphire convertible notes on November 14, 2020, and without giving effect to a reverse stock split of Rexahn common stock expected to be completed immediately prior to the merger.

(2)
Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(f)(2) of the Securities Act of 1933, as amended (the “Securities Act”). Ocuphire is a private company, no market exists for its securities, and Ocuphire has an accumulated capital deficit. Therefore, the proposed maximum aggregate offering price is one-third of the aggregate par value of the Ocuphire securities expected to be exchanged in the proposed merger.

(3)	This fee has been calculated pursuant to Section 6(b) of the Securities Act and has been rounded up to $1.00. Rexahn previously paid this amount.
The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus/information statement is not complete and may be changed. Rexahn may not sell its securities pursuant to the proposed transactions until the Registration Statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus/information statement is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
Subject to completion, dated September 15, 2020
PROPOSED MERGER YOUR VOTE IS VERY IMPORTANT
To the stockholders of Rexahn Pharmaceuticals, Inc. and Ocuphire Pharma, Inc.:
Rexahn Pharmaceuticals, Inc. (“Rexahn”) and Ocuphire Pharma, Inc. (“Ocuphire”) have entered into an Agreement and Plan of Merger and Reorganization, dated June 17, 2020 and amended on June 29, 2020 (as amended, the “Merger Agreement”), pursuant to which a wholly owned subsidiary of Rexahn will merge with and into Ocuphire, with Ocuphire surviving as a wholly owned subsidiary of Rexahn (the “merger”).
At the effective time of the merger (the “Effective Time”), each share of common stock of Ocuphire, $0.0001 par value per share (“Ocuphire common stock”), will be converted into the right to receive approximately 4.3812 shares of Rexahn common stock, $0.0001 par value per share (“Rexahn common stock”), assuming Rexahn delivers $1.9 million of net cash, subject to adjustment. This exchange ratio is an estimate only as of the date hereof and the final exchange ratio will be determined pursuant to a formula described in the Merger Agreement (the “Exchange Ratio”) and on page 151 of this proxy statement/prospectus/information statement. The Exchange Ratio is adjusted based primarily on Rexahn’s actual net cash as calculated in accordance with the Merger Agreement (the “Parent Cash Amount”). Rexahn anticipates delivering a Parent Cash Amount between $1.9 million and $2.4 million assuming the merger closes by November 14, 2020. If the Parent Cash Amount is $1.9 million, then immediately following the Effective Time, Rexahn stockholders would own approximately 13.1% of Rexahn common stock, and the former Ocuphire securityholders would own approximately 86.9% of Rexahn common stock on a fully-diluted basis. Because the final Parent Cash Amount will not be calculated until shortly prior to closing of the Merger and may vary significantly depending on a number of factors, Rexahn’s stockholders may own significantly less of the combined company depending on the final Parent Cash Amount and Rexahn may not be able to satisfy the minimum Parent Cash Amount requirement of $0 as set forth in the Merger Agreement. If the Parent Cash Amount is less than $0, the merger would not close unless Ocuphire waives the minimum Parent Cash Amount closing condition.
On June 17, 2020, Ocuphire and Rexahn entered into a securities purchase agreement, which was amended and restated on June 29, 2020, with certain investors (the “Investors”) pursuant to which, among other things, Ocuphire agreed to issue to the Investors shares of Ocuphire common stock immediately prior to the merger and Rexahn agreed to issue to the Investors warrants to purchase shares of Rexahn common stock (the “Investor Warrants”) after closing of the merger in a private placement transaction for an aggregate purchase price of $21.15 million (the “Pre-Merger Financing”). The illustrative ownership percentages set forth above give effect to the shares of Ocuphire common stock that will be issued to Investors in the Pre-Merger Financing prior to the Effective Time, but do not account for any additional shares of Rexahn common stock that may be issued to Investors following the Effective Time or shares of Rexahn common stock issuable to the Investors pursuant to the Investor Warrants after the Effective Time. Rexahn stockholders prior to the merger may therefore own significantly less of the securities of the combined company following closing of the Pre-Merger Financing and will not know the percentage of securities they will hold in the combined company at the time of the Rexahn Special Meeting of Stockholders. For example, assuming an Exchange Ratio of 4.3812 and Parent Cash Amount of $1.9 million, the ownership percentage of Rexahn stockholders could be between approximately 2.3% and 13.1% of the fully-diluted combined company equity securities. See the section entitled “Agreements Related to the Merger—Pre-Merger Financing” on page 187 of this proxy statement/prospectus/information statement.
Rexahn common stock is currently listed on the Nasdaq Capital Market under the symbol “REXN.” Rexahn has filed an initial listing application for the combined company with the Nasdaq Capital Market. After completion of the merger, Rexahn expects to be renamed “Ocuphire Pharma, Inc.” and to trade under the symbol “OCUP.” On      , 2020, the last trading day before the date of this proxy statement/prospectus/information statement, the closing sale price of Rexahn common stock was $    per share.
Rexahn is holding the Rexahn special meeting in order to obtain the stockholder approvals necessary to complete the merger and related matters. The Rexahn special meeting will be held at ,    Eastern Time, on    , 2020 at ,      unless postponed or adjourned to a later date, for the purpose of considering and voting upon the matters set forth in the Notice of Special Meeting of Stockholders and accompanying proxy statement/prospectus/information statement.
After careful consideration, each of the boards of directors of Rexahn and Ocuphire has (i) determined that the merger and all related transactions contemplated by the Merger Agreement are fair to, advisable and in the best interests of the applicable company’s stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated therein and (iii) determined to recommend, upon the terms and subject to the conditions set forth in the Merger Agreement, that the respective stockholders approve the proposals necessary to accomplish the transactions contemplated by the Merger Agreement.
More information about Rexahn, Ocuphire and the proposed transactions is contained in this proxy statement/prospectus/information statement. Rexahn and Ocuphire urge you to read this proxy statement/prospectus/information statement carefully and in its entirety. IN PARTICULAR, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DISCUSSED UNDER “RISK FACTORS” BEGINNING ON PAGE 35.
Rexahn and Ocuphire are excited about the opportunities the merger brings to both Rexahn’s and Ocuphire’s stockholders.
Douglas J. Swirsky	Mina Sooch
President and CEO, Rexahn Pharmaceuticals, Inc.	President and CEO, Ocuphire Pharma, Inc.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this proxy statement/prospectus/information statement. Any representation to the contrary is a criminal offense.
The accompanying proxy statement/prospectus/information statement is dated     , 2020, and is first being mailed to Rexahn’s and Ocuphire’s stockholders on or about     , 2020.

REXAHN PHARMACEUTICALS, INC.
15245 Shady Grove Road, Suite 455
Rockville, MD 20850
(240) 268-5300
NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON      , 2020
Dear Stockholders of Rexahn:
On behalf of the board of directors (the “Rexahn Board”) of Rexahn Pharmaceuticals, Inc., a Delaware corporation (“Rexahn”), we are pleased to deliver this proxy statement/prospectus/information statement for a special meeting of stockholders of Rexahn (the “Rexahn special meeting”) and for the proposed transactions between Rexahn and Ocuphire Pharma, Inc., a Delaware corporation (“Ocuphire”), pursuant to which Razor Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Rexahn (“Merger Sub”), will merge with and into Ocuphire, with Ocuphire surviving as a wholly owned subsidiary of Rexahn (the “merger”). The Rexahn special meeting will be held on    , 2020 at    Eastern Time, at    for the following purposes:
1.
to consider and vote upon a proposal to approve the issuance of shares of Rexahn common stock, $0.0001 par value per share (“Rexahn common stock”), to stockholders of Ocuphire pursuant to the terms of the Agreement and Plan of Merger and Reorganization, dated as of June 17, 2020, by and among Rexahn, Merger Sub and Ocuphire, as amended by the First Amendment to Agreement and Plan of Merger and Reorganization dated June 29, 2020, a copy of which is attached as Annex A to this proxy statement/prospectus/information statement (as amended, the “Merger Agreement”), and the change of control of Rexahn resulting from the merger under The Nasdaq Stock Market LLC rules;

2.
to consider and vote upon an amendment to the amended and restated certificate of incorporation of Rexahn, as amended (the “Rexahn Certificate of Incorporation”), to effect a reverse stock split of Rexahn common stock, at a ratio within the range of 1-for-3 to 1-for-5, with such specific ratio to be approved by the Rexahn Board, in the form attached as Annex B to this proxy statement/prospectus/information statement;

3.
to consider and vote upon an amendment to the Rexahn Certificate of Incorporation to change the corporate name of Rexahn from “Rexahn Pharmaceuticals, Inc.” to “Ocuphire Pharma, Inc.”, in the form attached as Annex C to this proxy statement/prospectus/information statement;

4.
to consider and vote upon a proposal to approve the adoption of the Ocuphire Pharma, Inc. 2020 Equity Incentive Plan in the form attached as Annex D to this proxy statement/prospectus/information statement (the “Ocuphire 2020 Plan”);

5.
to consider and vote upon a proposal to approve the issuance of: (i) shares of Rexahn common stock upon the exercise of the Investor Warrants to be issued in the Pre-Merger Financing, and (ii) additional shares of Rexahn common stock that may be issued following the closing of the Pre-Merger Financing, in each case pursuant to the Amended and Restated Securities Purchase Agreement, dated as of June 29, 2020, by and among Rexahn, Ocuphire and the investors party thereto, and as required by and in accordance with Nasdaq Listing Rule 5635;

6.	to consider and vote upon an adjournment of the Rexahn special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal No. 1, 2, 3, 4 or 5; and
7.	to transact such other business as may properly come before the Rexahn special meeting or any adjournment or postponement thereof.
The Rexahn Board has fixed    , 2020 as the record date for the determination of stockholders entitled to notice of, and to vote at, the Rexahn special meeting and any adjournment or postponement thereof (the

“Record Date”). Only holders of record of shares of Rexahn common stock at the close of business on the Record Date are entitled to notice of, and to vote at, the Rexahn special meeting. At the close of business on the Record Date, Rexahn had     shares of common stock outstanding and entitled to vote.
Your vote is important. The affirmative vote of a majority in interest of the holders of Rexahn common stock present in person or by proxy at the Rexahn special meeting and entitled to vote on the matter is required for approval of Proposal Nos. 1, 4, 5 and 6. The affirmative vote of the holders of a majority of the shares of Rexahn common stock outstanding on the Record Date for the Rexahn special meeting and entitled to vote on the matter is required for approval of Proposal Nos. 2 and 3.
Proposal No. 1 is conditioned upon the approval of Proposal No. 2, and the merger cannot be consummated without the approval of Proposal Nos. 1 and 2. Proposal Nos. 3 and 4 are conditioned upon the consummation of the merger. If the merger is not completed or the stockholders do not approve Proposal No. 3, Rexahn will not change its name to “Ocuphire Pharma, Inc.” If the merger is not completed or the stockholders do not approve Proposal No. 4, the Ocuphire 2020 Plan will not become effective. Proposal No. 5 is conditioned upon Proposal Nos. 1 and 2. Proposal Nos. 1 and 5 are not conditioned on Proposal No. 3 or Proposal No. 4 being approved, and Proposal No. 2 is not conditioned on the approval of any other proposal.
Even if you plan to attend the Rexahn special meeting in person, Rexahn requests that you sign and return the enclosed proxy to ensure that your shares will be represented at the Rexahn special meeting if you are unable to attend.
THE REXAHN BOARD HAS DETERMINED AND BELIEVES THAT EACH OF THE PROPOSALS OUTLINED ABOVE IS ADVISABLE TO, AND IN THE BEST INTERESTS OF, REXAHN AND ITS STOCKHOLDERS AND HAS APPROVED EACH SUCH PROPOSAL. THE REXAHN BOARD RECOMMENDS THAT REXAHN STOCKHOLDERS VOTE “FOR” EACH SUCH PROPOSAL.
By Order of the Rexahn Board,

Douglas J. Swirsky President and Chief Executive Officer Rockville, Maryland , 2020
Rexahn is closely monitoring developments related to COVID-19. It could become necessary or desirable for Rexahn to change the date, time, location and/or means of holding the Rexahn special meeting (including by means of remote communication). If such a change is made, Rexahn will announce the change in advance, and details on how to participate will be issued by press release, posted on Rexahn’s website and filed as additional proxy materials.

REFERENCES TO ADDITIONAL INFORMATION
This proxy statement/prospectus/information statement incorporates important business and financial information about Rexahn that is not included in or delivered with this document. You may obtain this information without charge through the website of the Securities and Exchange Commission (the “SEC”) (http://www.sec.gov) or upon your written or oral request by contacting the Secretary of Rexahn Pharmaceuticals, Inc., 15245 Shady Grove Road, Suite 455, Rockville, MD 20850 or by calling (240) 268-5300.
To ensure timely delivery of these documents, any request should be made no later than    , 2020 to receive them before the Rexahn special meeting.
For additional details about where you can find information about Rexahn, please see the section entitled “Where You Can Find More Information” in this proxy statement/prospectus/information statement.

ABOUT THIS PROXY STATEMENT/PROSPECTUS/INFORMATION STATEMENT
This proxy statement/prospectus/information statement, which forms part of a registration statement on Form S-4 filed with the SEC by Rexahn (File No. 333-239702), constitutes a prospectus of Rexahn under Section 5 of the Securities Act of 1933, as amended, (the “Securities Act”), with respect to the shares of Rexahn common stock to be issued pursuant to the Merger Agreement. This document also constitutes a notice of meeting and a proxy statement under Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to the Rexahn special meeting, at which Rexahn stockholders will be asked to consider and vote on, among other matters, a proposal to approve the issuance of shares of Rexahn common stock pursuant to the Merger Agreement.
No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this proxy statement/prospectus/information statement. This proxy statement/prospectus/information statement is dated    , 2020. The information contained in this proxy statement/prospectus/information statement is accurate only as of that date or, in the case of information in a document incorporated by reference, as of the date of such document, unless the information specifically indicates that another date applies.
This proxy statement/prospectus/information statement does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction in which or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.
The information concerning Rexahn contained in this proxy statement/prospectus/information statement or incorporated by reference has been provided by Rexahn, and the information concerning Ocuphire contained in this proxy statement/prospectus/information statement has been provided by Ocuphire.

i

Termination Fee	180
Amendment	181
AGREEMENTS RELATED TO THE MERGER	182
Contingent Value Rights Agreement	182
Voting Agreements and Written Consents	186
Note Conversion Agreements	186
Pre-Merger Financing	187
Additional Lock Up Agreements	194
MATTERS BEING SUBMITTED TO A VOTE OF REXAHN STOCKHOLDERS	195
Proposal No. 1: Approval of the Issuance of Rexahn Common Stock to Ocuphire Stockholders pursuant to the Merger Agreement and the Change of Control of Rexahn Resulting from the Merger	195
Proposal No. 2: Approval of an Amendment to the Rexahn Certificate of Incorporation Effecting the Rexahn Reverse Stock Split	196
Proposal No. 3: Approval of Rexahn Name Change	203
Proposal No. 4: Approval of the Adoption of the Ocuphire 2020 Plan	204
Proposal 5: Approval of the Issuance of Rexahn Common Stock Upon Exercise of the Investor Warrants and Additional Rexahn Common Stock Following Closing of Pre-Merger Financing	209
Proposal No. 6: Approval of Possible Adjournment of the Rexahn Special Meeting	211
REXAHN BUSINESS	212
Overview	212
Current Strategy	212
Rexahn’s Historical Pipeline Product Candidates	213
Competition	214
Government Regulation	214
Sales and Marketing	223
Manufacturing and Distribution	223
Intellectual Property	223
Collaboration and License Arrangements	223
Employees	225
Corporate Information	225
Legal Proceedings	225
OCUPHIRE BUSINESS	227
Overview	227
Ocuphire’s Strategy	230
Overview of Eye Disease Market	231
Anterior (Front) Eye Disease Market	231
Retinal (Back of the Eye) Disease Market	231
Ocuphire’s Target Indications	231
Ocuphire’s Product Candidates	235
Ocuphire Clinical Development Plan	259
Planned Nyxol Trials:	260
Planned APX3330 Trial:	260
Future Clinical Plans for Nyxol and APX3330:	261
Future In-Licensing and Acquisition Opportunities	261
Sales and Marketing	261
Manufacturing	261
Apexian Sublicense Agreement	262
Intellectual Property	262
Competition	264
Government Regulation and Product Approvals	266
Review and Approval of Drugs in the United States	266

References to “Rexahn” and “Ocuphire” in this proxy statement/prospectus/information statement refer to Rexahn Pharmaceuticals, Inc. and Ocuphire Pharma, Inc., respectively. References to the “combined company” refer to Rexahn and its wholly owned subsidiary, Ocuphire, after the merger. Except as otherwise noted, references to “we,” “us” or “our” refer to both Rexahn and Ocuphire. References to “Merger Sub” refer to Razor Merger Sub, Inc., a newly formed, wholly owned subsidiary of Rexahn.
References to the “Merger Agreement” refer to that certain agreement and plan of merger and reorganization dated as of June 17, 2020, among Rexahn, Merger Sub and Ocuphire, as amended from time to time, including by the First Amendment to Agreement and Plan of Merger and Reorganization dated June 29, 2020. References to the “merger” refer to the merger of Merger Sub with and into Ocuphire, with Ocuphire surviving as the surviving entity and as a wholly owned subsidiary of Rexahn as contemplated under the Merger Agreement.
v

QUESTIONS AND ANSWERS ABOUT THE MERGER
Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus/information statement gives effect to Rexahn’s 1-for-10 reverse stock split of its outstanding shares of common stock, which was effective on May 5, 2017, and Rexahn’s 1-for-12 reverse stock split of its outstanding shares of common stock, which was effective on April 12, 2019, but does not give effect to the proposed reverse stock split described in the section entitled “Matters Being Submitted to a Vote of Rexahn Stockholders—Proposal No. 2: Approval of an Amendment to the Rexahn Certificate of Incorporation Effecting the Rexahn Reverse Stock Split” in this proxy statement/prospectus/information statement (the “Rexahn Reverse Stock Split”).
The following section provides answers to frequently asked questions about the merger. This section, however, provides only summary information. For a more complete response to these questions and for additional information, please refer to the cross-referenced sections.
Q:	What is the merger?
A:
Rexahn, Merger Sub and Ocuphire entered into the Agreement and Plan of Merger and Reorganization on June 17, 2020 (the “Original Merger Agreement”). On June 29, 2020, the parties entered into the First Amendment to Agreement and Plan of Merger and Reorganization (the “Merger Agreement Amendment,” and together with the Original Merger Agreement, the “Merger Agreement”). The Merger Agreement contains the terms and conditions of the proposed business combination of Rexahn and Ocuphire. Under the Merger Agreement, Merger Sub will merge with and into Ocuphire, with Ocuphire surviving as a wholly owned subsidiary of Rexahn (the “merger”).

At the effective time of the merger (the “Effective Time”), each share of Ocuphire common stock, $0.0001 par value per share (“Ocuphire common stock”), outstanding immediately prior to the Effective Time (excluding certain shares to be canceled pursuant to the Merger Agreement and shares held by holders of Ocuphire common stock who have exercised and perfected appraisal rights or dissenters’ rights as more fully described in the section entitled “The Merger—Appraisal Rights and Dissenters’ Rights” in this proxy statement/prospectus/information statement) will be converted into the right to receive shares of Rexahn common stock, $0.0001 par value per share (“Rexahn common stock”), at a ratio, subject to adjustment as discussed in this proxy statement/prospectus/information statement (the “Exchange Ratio”), estimated to be 4.3812 shares of Rexahn common stock for each share of Ocuphire common stock (assuming, among other things, Rexahn’s and Ocuphire’s capitalization as of September 10, 2020, the Ocuphire convertible notes converted on September 10, 2020 and Rexahn delivers $1.9 million of net cash on the anticipated Closing date agreed upon by Rexahn and Ocuphire at least five business days prior to the Rexahn special meeting (the “Anticipated Closing Date”)). The Exchange Ratio formula in the Merger Agreement is subject to adjustment for every $100,000 that Rexahn’s net cash (the “Parent Cash Amount”) on the Anticipated Closing Date is less than $3.2 million or more than $6.0 million, with incremental upward adjustments to the Exchange Ratio to the extent that the Parent Cash Amount is less than $3.2 million and incremental downward adjustments to the Exchange Ratio to the extent that the Parent Cash Amount is more than $6.0 million. This Exchange Ratio is described in more detail in the Merger Agreement and in the section entitled “The Merger—Merger Consideration and Exchange Ratio” of this proxy statement/prospectus/information statement.
Under the Merger Agreement, the Parent Cash Amount is calculated as follows: (i) the sum of Rexahn’s cash and cash equivalents, short-term investments, accrued investment interest receivable, and any prepaid refundable deposits of Rexahn, less (ii) the sum of Rexahn’s accounts payable and accrued expenses, less (iii) all liabilities of Rexahn to any current or former officer, director, employee, consultant or independent contractor, including change of control payments, retention payments, severance and other related termination costs, or other payments pursuant to any of Rexahn’s benefit plans, less (iv) any bona fide current liabilities of Rexahn payable in cash, less (v) Rexahn’s transaction expenses in connection with the merger as calculated in accordance with the terms of the Merger Agreement, less (vi) certain estimated liabilities associated with Rexahn’s outstanding warrants to be calculated approximately ten days prior to the consummation of the merger (the “Determination Date”) in accordance with the terms of the Merger Agreement, and plus (vii) $200,000. The estimated liabilities associated with Rexahn’s outstanding warrants will be impacted by, among other things, the trading price of a share of Rexahn common stock on the Determination Date, with such estimated warrant liabilities increasing as the trading price increases and decreasing as the trading price decreases. In addition, under the terms of the Merger Agreement, the Parent Cash Amount will be increased by $1.00 for each share of Rexahn common stock underlying any outstanding Rexahn warrant that is exchanged and terminated in exchange for a newly issued share of Rexahn common stock between the date of execution of the Merger Agreement and the Effective Time.
Q:	What is the Pre-Merger Financing?
A:
Concurrently with signing the Original Merger Agreement, Ocuphire and Rexahn entered into a securities purchase agreement with certain institutional healthcare investors, accredited investors and certain directors and officers of Ocuphire (the “Investors”). On June 29, 2020, concurrently with the execution of the Merger Agreement Amendment, Ocuphire and Rexahn entered into an amended and restated securities purchase agreement (as amended from time to time, the “Securities Purchase Agreement”) with the Investors, pursuant to which, among other things, (i) Ocuphire agreed to issue to the Investors shares of Ocuphire common stock (the “Initial Shares”) and to issue to an escrow account for the benefit of the Investors three times the number of Initial Shares of Ocuphire common stock (the “Additional Shares” and together with the Initial Shares, the “Pre-Merger Financing Shares”), in each case immediately prior to the merger to be exchanged for shares of Rexahn common stock at the closing of the merger, and (ii) Rexahn agreed to issue to the Investors warrants to purchase shares of Rexahn common stock on the tenth trading day following the consummation of the merger (the “warrant closing date”) (the “Investor Warrants”), and subject to certain conditions set forth in the Securities Purchase Agreement, to issue to the Investors all or a portion of the shares of Rexahn common stock from the escrow account, in a private placement transaction for an aggregate purchase price of approximately $21,150,000 (the “Pre-Merger Financing”).

Rexahn and Ocuphire securityholders may not realize a benefit from the merger commensurate with the ownership dilution they will experience in connection with the merger and the Pre-Merger Financing. For illustrative purposes, what follows are four potential scenarios of the dilution that stockholders in the combined company may face as a result of the Pre-Merger Financing as of the warrant closing date, assuming different market prices of the Rexahn common stock on the Nasdaq Capital Market.
Assumptions
Based on a sample Exchange Ratio of 4.3812, and Ocuphire and Rexahn capitalization as of September 10, 2020, the number of shares of Rexahn common stock to be issued to the Investors at the Effective Time in exchange for the Initial Shares (the “Converted Initial Shares”) would be 5,145,259, resulting in an effective price per share (based on the aggregate purchase price of $21,150,000) of approximately $4.11. The sample Exchange Ratio of 4.3812 assumes (i) Rexahn’s and Ocuphire’s capitalization as of September 10, 2020, (ii) the Ocuphire convertible notes converted on September 10, 2020, and (iii) Rexahn has a Parent Cash Amount of $1.9 million. Different sample Exchange Ratios used elsewhere in this proxy statement/prospectus/information statement have different underlying assumptions that vary based on when such assumptions were made. For example, the sample Exchange Ratio used in the opinion of Oppenheimer & Co. Inc. (“Oppenheimer”) attached as Annex E hereto assumed (i) Rexahn’s and Ocuphire’s capitalization as of June 17, 2020, (ii) the Ocuphire convertible notes converted on June 17, 2020, and (iii) Rexahn would deliver a Parent Cash Amount of $720,000. The Exchange Ratio formula is described in more detail in the Merger Agreement and in the section entitled “The Merger—Merger Consideration and Exchange Ratio” of this proxy statement/prospectus/information. In addition, 15,435,777 shares of Rexahn common stock would be issued to the escrow agent at such time in exchange for the Additional Shares (the “Converted Additional Shares”). Further, the Floor Price (as defined in the section entitled “Prospectus Summary - Pre-Merger Financing”) would be approximately $0.2535 per share.
If the average of the five lowest volume-weighted average trading prices of a share of Rexahn common stock on Nasdaq during the first ten trading days immediately following the closing of the Pre-Merger Financing multiplied by 85% is less than $4.11 (the effective price per share of the Initial Shares), then the Investors will be entitled to receive a combination of Converted Additional Shares and Investor Warrants.
Scenario 1
If on the warrant closing date, the average of the five lowest volume-weighted average trading prices of a share of Rexahn common stock on Nasdaq during the first ten trading days immediately following the closing of the Pre-Merger Financing is equal to $4.84 (85% of which is $4.11) or more, then no Converted

Additional Shares would be deliverable to the Investors from escrow, all of the outstanding Converted Additional Shares held by the escrow agent on such date would be returned to and cancelled by the combined company, the Series A Warrants would be exercisable for 5,145,259 shares with an exercise price of approximately $4.93 per share and the Series B Warrants would be exercisable for zero shares, with both warrants subject to Resets (as defined in the section entitled “Prospectus Summary − Pre-Merger Financing”) on subsequent Reset Dates (as defined in the section entitled “Prospectus Summary − Pre-Merger Financing”). In such case, when excluding the Series A Warrants, the pre-merger holders of Rexahn common stock would own approximately 13.1% of the fully-diluted combined company equity securities, the pre-merger holders of Ocuphire common stock (not including the Investors) would own approximately 71.9% of such amount and the Investors would own approximately 15.0% of such amount. Taking into account the shares of Rexahn common stock underlying the Series A Warrants, such percentages would be approximately 11.4%, 62.5% and 26.1%, respectively.
Scenario 2
If on the warrant closing date the average of the five lowest volume-weighted average trading prices of a share of Rexahn common stock on Nasdaq during the first ten trading days immediately following the closing of the Pre-Merger Financing is equal to $3.00 (85% of which is $2.55), then 3,148,859 Converted Additional Shares would be deliverable to the Investors from escrow, 12,286,918 of the remaining Converted Additional Shares in escrow on such date would be returned to and cancelled by the combined company, the Series A Warrants would be exercisable for 8,294,118 shares with an exercise price of $3.06 per share and the Series B Warrants would be exercisable for zero shares, with both warrants subject to Resets on subsequent Reset Dates. In such case, when excluding the Series A Warrants, the pre-merger holders of Rexahn common stock would own approximately 12.0% of the fully-diluted combined company equity securities, the pre-merger holders of Ocuphire common stock would own approximately 65.9% and the Investors would own approximately 22.1% of such amount. Taking into account the shares of Rexahn common stock underlying the Series A Warrants, such percentages would be approximately 9.8%, 53.9% and 36.3% respectively.
Scenario 3
If on the warrant closing date the average of the five lowest volume-weighted average trading prices of a share of Rexahn common stock on Nasdaq during the first ten trading days immediately following the closing of the Pre-Merger Financing is equal to $1.50 (85% of which is approximately $1.28), then 11,442,977 of the Converted Additional Shares would be deliverable to the Investors from escrow, 3,992,800 Converted Additional Shares would be returned to and cancelled by the combined company, the Series A Warrants would be exercisable for 16,588,236 shares with an exercise price of approximately $1.53 per share and the Series B Warrants would be exercisable for zero shares, with both warrants subject to Resets on subsequent Reset Dates. In such case, when excluding the Series A Warrants, the pre-merger holders of Rexahn common stock would own approximately 9.8% of the fully-diluted combined company equity securities, the pre-merger holders of Ocuphire common stock (not including the Investors) would own approximately 53.9% of such amount and the Investors would own approximately 36.3% of such amount. Taking into account the shares of Rexahn common stock underlying the Series A Warrants, such percentages would be approximately 7.2%, 39.6% and 53.2%, respectively.
Scenario 4
If on the warrant closing date the average of the five lowest volume-weighted average trading prices of a share of Rexahn common stock on Nasdaq during the first ten trading days immediately following the closing of the Pre-Merger Financing is equal to $0.2982 (85% of which is approximately $0.2535, the estimated Floor Price) or lower, then all 15,435,777 of the Converted Additional Shares would be deliverable to the Investors from escrow, no Converted Additional Shares would be returned to and cancelled by the combined company, the Series A Warrants would be exercisable for 83,431,953 shares with an exercise price of approximately $0.30 per share and the Series B Warrants would be exercisable for 62,850,917 shares with an exercise price of $0.0001 per share, this being the maximum amount issuable under such warrants, and therefore no increases upon subsequent Resets while the Floor Price still applies. In such case, when including the Series B Warrants but excluding the Series A Warrants, the pre-merger holders of Rexahn common stock would own approximately 4.0% of the fully-diluted combined company equity securities, the pre-merger holders of Ocuphire common stock (not including the Investors) would own approximately 21.9% of such amount and the Investors would own approximately 74.1% of such amount. Taking into account the shares of Rexahn common stock underlying the Series A Warrants, such percentages would be approximately 2.3%, 12.6% and 85.1%, respectively.
Q:	What will Ocuphire securityholders receive in the merger?
A:
The Exchange Ratio at the closing of the merger (the “Closing”) would be approximately 4.3812, assuming (i) the Ocuphire convertible notes converted on September 10, 2020, (ii) the Parent Cash Amount is $1.9 million on the Anticipated Closing Date, (iii) there are 4,483,198 shares of Rexahn common stock outstanding as of the Closing (on a pre-Rexahn Reverse Stock Split basis) and (iv) there are 6,806,019 shares of Ocuphire common stock and options exercisable for Ocuphire common stock (each, an “Ocuphire Option,” each holder of an Ocuphire Option an “Ocuphire Optionholder” and, collectively with the Ocuphire Stockholders, “Ocuphire Securityholders”) outstanding as of the Closing (giving effect to the Initial Shares issued in the Pre-Merger Financing, and shares issuable upon the conversion of the Ocuphire convertible notes).

Based solely on such estimated Exchange Ratio, and not accounting for shares of Rexahn common stock issuable upon the exercise of Rexahn Warrants, Additional Shares issued in escrow prior to the merger or Converted Additional Shares that may be issuable pursuant to the adjustment provisions in the Investor Warrants sold in the Pre-Merger Financing, at Closing, Ocuphire Securityholders (including the Investors) immediately prior to the merger would own, or hold rights to acquire, in the aggregate approximately 86.9% of the Fully Diluted Closing Rexahn Common Stock (as defined below), and current Rexahn Stockholders would own in the aggregate approximately 13.1% of the Fully Diluted Rexahn Closing Common Stock (as defined below), in each case, immediately following the Effective Time.
“Fully Diluted Closing Rexahn Common Stock” as used herein means (x) Parent Outstanding Shares (defined in the Merger Agreement as the total number of shares of Rexahn common stock outstanding immediately prior to the Effective Time, following the effectiveness of the Rexahn Reverse Stock Split, expressed on a fully-diluted and as converted to Rexahn common stock basis, including any new in-the-money warrants issued between execution of the Merger Agreement and the Effective Time in exchange for existing Rexahn warrants (the “Replacement Warrants”) and excluding (i) any Rexahn Option cancelled at the Effective Time pursuant to the Merger Agreement, (ii) any out-of-the-money Rexahn Options and Warrants as of the date of the Merger Agreement and (iii) one-half of each share of Rexahn common stock underlying any out-of-the-money Replacement Warrants) plus (y) Company Outstanding Shares (defined in the Merger Agreement as the total number of shares of Ocuphire common stock outstanding immediately prior to the Effective Time on a fully-diluted and as converted to Ocuphire common stock basis, taking into account the conversion of the Ocuphire convertible notes into Ocuphire common stock (the “Convertible Note Conversion”) and the Initial Shares issued in the closing of the Pre-Merger Financing, each of which will occur prior to the Effective Time).
Q:	What will Rexahn Securityholders receive in the merger?
A:	At the Effective Time, Rexahn Stockholders will continue to own and hold their existing shares of Rexahn common stock.
Each outstanding and unexercised option to purchase Rexahn common stock (each, a “Rexahn Option” and each holder of a Rexahn Option, a “Rexahn Optionholder”) granted pursuant to the Rexahn Pharmaceuticals, Inc. 2013 Stock Option Plan, as amended and restated (the “Rexahn 2013 Plan”), having an exercise price per share less than the volume-weighted average closing trading price of a share of Rexahn common stock on Nasdaq for the five consecutive trading days ending five trading days immediately prior to the Effective Time (the “Rexahn Closing Price”) will be automatically exercised in full and, in exchange therefor, each former holder of any such automatically exercised Rexahn Option granted under the Rexahn 2013 Plan will be entitled to receive, subject to required tax withholding (if any), a number of shares of Rexahn common stock calculated by dividing (i) the product of (a) the total number of shares of Rexahn common stock previously subject to such Rexahn Option, and (b) the excess of the Rexahn Closing Price over the exercise price per share of the Rexahn common stock previously subject to such Rexahn Option by (ii) the Rexahn Closing Price. Each outstanding and unexercised Rexahn Option that has an exercise price equal to or greater than the Rexahn Closing Price will be terminated and cease to exist as of immediately prior to the Effective Time for no consideration. All outstanding and unexercised Rexahn Options granted pursuant to the Rexahn Pharmaceuticals, Inc. Stock Option Plan, as amended (the “Rexahn 2003 Plan”) immediately prior to the Effective Time will remain in effect pursuant to their terms.
All outstanding and unexercised warrants to purchase Rexahn common stock (each, a “Rexahn Warrant,” each holder of a Rexahn Warrant, a “Rexahn Warrantholder”, and collectively with the Rexahn Stockholders and Rexahn Optionholders, “Rexahn Securityholders”), immediately prior to the Effective Time will remain in effect pursuant to their terms, except that Rexahn Warrantholders will have the right to exchange their warrants for cash in an amount equal to the Black-Scholes value of such warrants calculated as set forth therein and in accordance with the terms of the applicable Rexahn Warrant.
In addition, pursuant to the Merger Agreement and a Contingent Value Rights Agreement (the “CVR Agreement”), Rexahn Stockholders as of immediately prior to the Effective Time will receive one contingent value right (“CVR”) for each share of Rexahn common stock held of record as of immediately prior to the Effective Time. Each CVR will represent the right to receive cash payments upon the occurrence of certain triggering events. In particular, for each calendar quarter (each, a “CVR Payment Period”) during the 15-year period after the Closing (the “CVR Term”), CVR holders will be entitled to (i) 90% of all payments received by Rexahn from BioSense Global LLC (“BioSense”) pursuant to that certain License and Assignment Agreement, dated as of February 25, 2019, by and between BioSense and Rexahn, as amended (the “BioSense Agreement”), less certain permitted deductions, (ii) 90% of all payments received by Rexahn from Zhejiang HaiChang Biotechnology Co., Ltd. (“HaiChang”) pursuant to that certain Exclusive License Agreement, dated as of February 8, 2020, by and between HaiChang and Rexahn (the “HaiChang Agreement”), less certain permitted deductions, and (iii) 75% of (a) all cash consideration paid by a third party to Rexahn during the applicable CVR Payment Period in connection with the grant, sale or transfer of rights to certain of Rexahn’s pre-Closing intellectual property (“Parent IP”) under an agreement that is entered into during the 10-year period after the Closing (“Parent IP Deal”); plus (b) with respect to any non-cash consideration received by Rexahn from a third party during the applicable CVR Payment Period in connection with any Parent IP Deal, all amounts received by Rexahn at the time such non-cash consideration is monetized, less (c) certain permitted deductions. The CVRs will be issued pursuant to the CVR Agreement and Shareholder Representative Services LLC (“SRS”) will act as representative of holders of the CVRs. See the section entitled “Agreements Related to the Merger—Contingent Value Rights Agreement” on page 182 of this proxy statement/prospectus/information statement.
Q:	What will happen to Rexahn if, for any reason, the merger does not close?
A:
If, for any reason, the merger does not close, the Rexahn Board may elect to, among other things, attempt to complete another strategic transaction like the merger, attempt to sell or otherwise dispose of the various assets of Rexahn, resume its research and development activities and continue to operate the business of Rexahn or dissolve and liquidate its assets. If Rexahn decides to dissolve and liquidate its assets, Rexahn would be required to pay all of its debts and contractual obligations, and to set aside certain reserves for potential future claims, and there can be no assurances as to the amount or timing of available cash left, if any, to distribute to stockholders after paying the debts and other obligations of Rexahn and setting aside funds for reserves. If Rexahn were to continue its business, it would need to raise a substantial amount of cash to fund ongoing operations and future development activities for its existing product candidates and any new product candidates that it acquires.

Q:	Why are the two companies proposing to merge?
A:
Ocuphire and Rexahn believe that the merger will result in a clinical-stage ophthalmic biopharmaceutical company focused on developing and commercializing therapies for the treatment of eye disorders. For a discussion of Rexahn’s and Ocuphire’s reasons for the merger, please see the section entitled “The Merger—Rexahn Reasons for the Merger” and “The Merger—Ocuphire Reasons for the Merger” in this proxy statement/prospectus/information statement.

Q:	Why am I receiving this proxy statement/prospectus/information statement?
A:
You are receiving this proxy statement/prospectus/information statement because you have been identified as a Rexahn Stockholder or an Ocuphire Stockholder as of the applicable record date, and you are entitled, as applicable, to (i) notice of, and to vote at, the Rexahn special meeting or (ii) sign and return to Ocuphire the written consent. This document serves as:

•	a proxy statement of Rexahn used to solicit proxies for the Rexahn special meeting;
•	a prospectus of Rexahn used to offer shares of Rexahn common stock in exchange for shares of Ocuphire common stock in the merger and issuable upon exercise of Ocuphire Options; and
•	an information statement of Ocuphire used to solicit the written consent of Ocuphire Stockholders for the adoption of the Merger Agreement and the approval of the merger and related transactions.
Q:	What is required to consummate the merger?
A:
To consummate the merger, Rexahn Stockholders must approve (i) the issuance of Rexahn common stock to Ocuphire Stockholders pursuant to the Merger Agreement and the change of control of Rexahn resulting from the merger under Nasdaq rules (Proposal No. 1) and (ii) the Rexahn Reverse Stock Split (Proposal No. 2). The merger may also not be consummated if Proposal Nos. 3 or 5 are not approved as approval of such proposals is also a condition to Closing under the Merger Agreement. Ocuphire Stockholders must adopt the Merger Agreement, thereby approving the merger and the related transactions.

Proposal No. 1 is conditioned upon the approval of Proposal No. 2, and the merger cannot be consummated without the approval of Proposal Nos. 1 and 2. Proposal Nos. 3 and 4 are conditioned upon the consummation of the merger. If the merger is not completed or the stockholders do not approve Proposal No. 3, Rexahn will not change its name to “Ocuphire Pharma, Inc.” If the merger is not completed or the stockholders do not approve Proposal No. 4, the Ocuphire 2020 Plan will not become effective. Proposal No. 5 is conditioned upon Proposal Nos. 1 and 2. Proposal Nos. 1 and 5 are not conditioned on Proposal No. 3 or Proposal No. 4 being approved, and Proposal No. 2 is not conditioned on the approval of any other proposal.
The adoption of the Merger Agreement and the approval of the merger and related transactions by the Ocuphire Stockholders requires the affirmative vote (or written consent) of the holders of a majority of the Ocuphire common stock outstanding on the record date and entitled to vote thereon.
As of September 10, 2020, directors, officers, and holders of 5% or more of Ocuphire common stock who in the aggregate own approximately 62.6% of the outstanding shares of Ocuphire common stock are parties to voting agreements with Rexahn and Ocuphire, whereby such stockholders have agreed to vote their shares in favor of the adoption or approval of the Merger Agreement and the transactions contemplated therein, subject to the terms of the voting agreements. In addition, following the registration statement on Form S-4, of which this proxy statement/prospectus/information statement is a part, being declared effective by the SEC and pursuant to the conditions of the Merger Agreement and the voting agreements, Ocuphire Stockholders who are party to the voting agreements will each execute written consents approving the merger and related transactions. Therefore, holders of a sufficient number of shares of Ocuphire common stock required to adopt the Merger Agreement, thereby approving the merger, have agreed to adopt the Merger Agreement via written consent. Ocuphire Stockholders, including those who are parties to voting agreements, are being requested to execute written consents providing such approvals.
In addition to the requirement of obtaining the stockholder approvals described above and appropriate regulatory approvals, each of the other closing conditions set forth in the Merger Agreement must be satisfied or waived. For a more complete description of the closing conditions under the Merger Agreement, please see the section entitled “The Merger Agreement—Conditions to the Completion of the Merger” in this proxy statement/prospectus/information statement.
Q:	What stockholder votes are required to approve the proposals required in connection with the merger at the Rexahn special meeting?
Approval of Proposal Nos. 1, 4, 5 and 6 each requires the affirmative vote of a majority in interest of the Rexahn Stockholders present in person or by proxy at the Rexahn special meeting and entitled to vote thereon. Approval of Proposal Nos. 2 and 3 each requires the affirmative vote of holders of a majority of Rexahn common stock issued and outstanding on the record date,    , 2020, for the Rexahn special meeting (the “Record Date”) and entitled to vote on the matter.
Votes will be counted by the inspector of election appointed for the Rexahn special meeting, who will separately count “FOR” and “AGAINST” votes, abstentions and broker non-votes. Abstentions will be counted towards the vote total and will have the same effect as “AGAINST” votes for each of the proposals. Proposal Nos. 2, 3, and 6 are matters on which Rexahn expects brokers, banks or other nominees to have authority and, therefore, broker non-votes are not expected with respect to these proposals. Broker non-votes will have no effect on the outcome of Proposal Nos. 1, 4, and 5.
Q:	Who will be the directors of Rexahn following the merger?
A:
Following the consummation of the merger, the size of the Rexahn Board is expected to be comprised of seven directors. Pursuant to the terms of the Merger Agreement, the Rexahn Board will be reconstituted such that six of the initial post-Closing directors will be designated by Ocuphire, and one initial post-Closing director will be designated by Rexahn. It is currently anticipated that, following the Closing, the Rexahn Board will be constituted as follows, with one additional director to be designated by Ocuphire prior to Closing:

Name	Current Principal Affiliation
Mina Sooch	Ocuphire Pharma, Inc., President, Chief Executive Officer and Director
Sean Ainsworth	Ocuphire Pharma, Inc., Director
Alan R. Meyer	Ocuphire Pharma, Inc., Director
James S. Manuso	Ocuphire Pharma, Inc., Director
Cam Gallagher	Ocuphire Pharma, Inc., Director
Richard J. Rodgers	Rexahn Pharmaceuticals, Inc., Director
Q:	Who will be the executive officers of Rexahn immediately following the merger?
A:
Immediately following the consummation of the merger, the executive management team of Rexahn is expected to be composed solely of the members of Ocuphire’s executive management team prior to the merger, as follows:

Name	Title
Mina Sooch, MBA	President, Chief Executive Officer & Treasurer
Bernhard Hoffmann, MBA	VP of Corporate Development & Finance, Secretary
Q:	What are the material U.S. federal income tax consequences of the merger?
A:
In the opinion of Honigman LLP (“Honigman”), counsel to Ocuphire, and subject to the Tax Opinion Representations and Assumptions (as defined on page 158), the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”). Subject to the limitations and qualifications described in the section entitled “The Merger—Material U.S. Federal Income Tax Consequences of the Merger,” a U.S. Holder (as defined on page 157) of Ocuphire common stock will not recognize any gain or loss for U.S. federal income tax purposes on the exchange of shares of Ocuphire common stock for shares of Rexahn common stock in the merger, except with respect to cash received by such U.S. Holder of Ocuphire common stock in lieu of a fractional share of Rexahn common stock. If any of the Tax Opinion Representations and Assumptions is incorrect, incomplete or inaccurate or is violated, the accuracy of the opinion described above may be affected and the U.S. federal income tax consequences of the merger could differ from those described in this proxy statement/prospectus/information statement.

Please review the information in the section entitled “The Merger—Material U.S. Federal Income Tax Consequences of the Merger” for a more complete description of the material U.S. federal income tax consequences of the merger to U.S. Holders of Ocuphire common stock. The tax consequences to you of the merger will depend on your particular facts and circumstances. You should consult your tax advisors as to the specific tax consequences to you of the merger.

Q:	What are the material U.S. federal income tax consequences of the receipt of CVRs and the Rexahn Reverse Stock Split to Rexahn U.S. Holders?
A:
In the opinion of Hogan Lovells US LLP, Rexahn’s legal counsel, based on the facts, representations and assumptions set forth herein, the issuance of the CVRs to Rexahn U.S. Holders (as defined on page 184) under the terms expressed in the form of the CVR Agreement included in Annex G to this proxy statement/prospectus/information statement is more likely than not to be treated as a distribution of property with respect to Rexahn common stock. Please review the information in the section entitled “Agreements Related to the Merger—Contingent Value Rights Agreement—Material U.S. Federal Income Tax Consequences of the Receipt of CVRs” for a more complete description of the material U.S. federal income tax consequences of the receipt of CVRs to Rexahn U.S. Holders, including possible alternative treatments.

A Rexahn U.S. Holder should not recognize gain or loss upon the Rexahn Reverse Stock Split, except to the extent a Rexahn U.S. Holder receives cash in lieu of a fractional share of Rexahn common stock. Please review the information in the section entitled “Proposal No. 2: Approval of an Amendment to the Rexahn Certificate of Incorporation Effecting the Rexahn Reverse Stock Split—Material U.S. Federal Income Tax Consequences of the Rexahn Reverse Stock Split” for a more complete description of the material U.S. federal income tax consequences of the Rexahn Reverse Stock Split to Rexahn U.S. Holders.
The tax consequences to you of the receipt of CVRs and the Rexahn Reverse Stock Split will depend on your particular facts and circumstances. You should consult your tax advisors as to the specific tax consequences to you.
Q:	As a Rexahn Stockholder, how does the Rexahn Board recommend that I vote?
A:	After careful consideration, the Rexahn Board recommends that Rexahn Stockholders vote “FOR” all of the proposals described in this proxy statement/prospectus/information statement.
Q:	As an Ocuphire Stockholder, how does the Ocuphire Board recommend that I vote?
A:
After careful consideration, the Ocuphire Board recommends that Ocuphire Stockholders execute the written consent to approve a certificate of amendment to Ocuphire’s certificate of incorporation, as amended (the “Ocuphire Certificate of Incorporation”) to increase the authorized shares of Ocuphire common stock, the merger, the Merger Agreement, and the transactions contemplated therein, substantially in accordance with the terms of the Merger Agreement and the other agreements contemplated by the Merger Agreement.

Q:	What risks should I consider in deciding whether to vote in favor of the merger or to execute and return the written consent, as applicable?
A:
You should carefully review the section entitled “Risk Factors” in this proxy statement/prospectus/information statement which sets forth certain risks and uncertainties related to the merger, risks and uncertainties to which the combined company’s business will be subject, and risks and uncertainties to which each of Rexahn and Ocuphire, as independent companies, are subject.

Q:	Who can vote at the Rexahn special meeting?
A:
Only Rexahn Stockholders of record at the close of business on the Record Date will be entitled to vote at the Rexahn special meeting. As of the Record Date, there were     shares of Rexahn common stock outstanding and entitled to vote.

Stockholder of Record: Shares Registered in Your Name
If, at the close of business on the Record Date, your shares of Rexahn common stock were registered directly in your name with Rexahn’s transfer agent, Olde Monmouth Stock Transfer Co., Inc., then you are a Rexahn Stockholder of record. As a Rexahn Stockholder of record, you may vote in person at the Rexahn special meeting or vote by proxy. Whether or not you plan to attend the Rexahn special meeting, please vote as soon as possible by completing and returning the enclosed proxy card or vote by proxy over the telephone or on the internet as instructed on the proxy card to ensure your vote is counted.
Beneficial Owner: Shares Registered in the Name of a Broker or Bank
If, at the close of business on the Record Date, your shares of Rexahn common stock were not held in your name, but rather in an account at a brokerage firm, bank, dealer or other similar organization, then you are the beneficial owner of shares held in “street name” and these proxy materials are being forwarded to you by that organization. The organization holding your account is considered to be the stockholder of record for purposes of voting at the Rexahn special meeting. As a beneficial owner, you have the right to direct your broker or other agent how to vote the shares in your account. You are also invited to attend the Rexahn special meeting. However, because you are not the stockholder of record, you may not vote your shares in person at the Rexahn special meeting unless you request and obtain a valid legal proxy from your broker or other agent, giving you the right to vote the shares at the Rexahn special meeting.
Q:	How many votes do I have?
A:	On each matter to be voted upon, you have one vote for each share of Rexahn common stock you own as of the Record Date.
Q:	What is the quorum requirement?
A:
A quorum of Rexahn Stockholders is necessary to hold a valid meeting. A quorum will be present if Rexahn Stockholders holding at least 40% of the issued and outstanding shares of Rexahn common stock entitled to vote at the Rexahn special meeting are present in person or represented by proxy at the Rexahn special meeting. As of the Record Date, there were     shares of Rexahn common stock outstanding and entitled to vote. Accordingly, Rexahn expects that the holders of at least     shares of Rexahn common stock must be present at the Rexahn special meeting for a quorum to exist. Your shares of Rexahn common stock will be counted toward the quorum at the Rexahn special meeting only if you attend the Rexahn special meeting in person or are represented at the Rexahn special meeting by proxy.

Abstentions and broker non-votes will be counted towards the quorum requirement. If there is no quorum, a majority in interest of Rexahn Stockholders present in person or represented by proxy and entitled to vote at the Rexahn special meeting may adjourn the Rexahn special meeting to another date without notice other than announcement at the Rexahn special meeting, until Rexahn Stockholders holding the requisite amount of stock will be present in person or represented by proxy.
Q:	What are “broker non-votes?”
A:
If you hold shares beneficially in street name and do not provide your broker or other agent with voting instructions, your shares may constitute “broker non-votes.” Broker non-votes occur on a matter when banks, brokers and other nominees are not permitted to vote on certain non-discretionary matters without instructions from the beneficial owner and instructions are not given. These matters are referred to as “non-routine” matters. Proposal Nos. 1, 4 and 5 are anticipated to be non-routine matters, and Proposal Nos. 2, 3, and 6 are anticipated to be routine matters. Broker non-votes will have no effect on the outcome of Proposal Nos. 1, 4, and 5.

Q:	When do you expect the merger to be consummated?
A:
Rexahn and Ocuphire anticipate that the merger will occur sometime soon after the Rexahn special meeting to be held on    , 2020, but the companies cannot predict the exact timing. For more information, please see the section entitled “The Merger Agreement—Conditions to the Completion of the Merger” in this proxy statement/prospectus/information statement.

Q:	What do I need to do now?
A:	Rexahn and Ocuphire urge you to read this proxy statement/prospectus/information statement carefully, including its annexes, and to consider how the merger affects you.
If you are a Rexahn Stockholder of record, you may provide your proxy instructions in one of two different ways. First, you can mail your signed proxy card in the enclosed return envelope. You may also provide your proxy instructions via telephone or via the Internet by following the instructions on your proxy card or voting instruction form. Please provide your proxy instructions only once, unless you are revoking a previously delivered proxy instruction, and as soon as possible so that your shares can be voted at the Rexahn special meeting.
If you are an Ocuphire Stockholder, you may execute and return your written consent to Ocuphire in accordance with the instructions provided.

Q:	What happens if I do not return a proxy card or otherwise provide proxy instructions, as applicable?
A:	If you are a Rexahn Stockholder of record, the failure to return your proxy card or otherwise provide proxy instructions will have the same effect as voting “AGAINST” Proposal Nos. 2 and 3.
Q:	When and where is the Rexahn special meeting and may I vote in person?
A:
The Rexahn special meeting will be held at    , at    , Eastern Time, on    , 2020. Subject to space availability, all Rexahn Stockholders as of the Record Date, or their duly appointed proxies, may attend the Rexahn special meeting. Since seating is limited, admission to the Rexahn special meeting will be on a first-come, first-served basis. Registration and seating will begin at    , Eastern Time. If your shares of Rexahn common stock are registered directly in your name with Rexahn’s transfer agent, you are considered to be the stockholder of record with respect to those shares, and the proxy materials and proxy card are being sent directly to you by Rexahn. If you are a stockholder of record, you may attend the Rexahn special meeting and vote your shares in person. Even if you plan to attend the Rexahn special meeting in person, Rexahn requests that you sign and return the enclosed proxy to ensure that your shares will be represented at the Rexahn special meeting if you become unable to attend. If your shares of Rexahn common stock are held in a brokerage account or by another nominee, you are considered the beneficial owner of shares held in “street name,” and the proxy materials are being forwarded to you by your broker or other nominee together with a voting instruction card. As the beneficial owner, you are also invited to attend the Rexahn special meeting. Because a beneficial owner is not the stockholder of record, you may not vote these shares in person at the Rexahn special meeting unless you obtain a proxy from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Rexahn special meeting.

Rexahn is closely monitoring developments related to COVID-19. It could become necessary or desirable for Rexahn to change the date, time, location and/or means of holding the Rexahn special meeting (including by means of remote communication). If such a change is made, Rexahn will announce the change in advance, and details on how to participate will be issued by press release, posted on Rexahn’s website and filed as additional proxy materials.
Q:	If my Rexahn shares are held in “street name” by my broker, will my broker vote my shares for me?
A:
Unless your broker has discretionary authority to vote on certain matters, your broker will not be able to vote your shares of Rexahn common stock without instructions from you. Brokers are not expected to have discretionary authority to vote for any of the proposals other than Proposal Nos. 2, 3, and 6. To make sure that your vote is counted, you should instruct your broker to vote your shares, following the procedures provided by your broker.

Q:	May I change my vote after I have submitted a proxy or provided proxy instructions?
A:
Rexahn Stockholders of record may change their vote at any time before their proxy is voted at the Rexahn special meeting in one of three ways. First, a Rexahn Stockholder of record can send a written notice to the Secretary of Rexahn stating that it would like to revoke its proxy. Second, a Rexahn Stockholder of record can submit new proxy instructions either on a new proxy card or via telephone or the Internet. Third, a Rexahn Stockholder of record can attend the Rexahn special meeting and vote in person. Attendance alone will not revoke a proxy. If a Rexahn Stockholder who owns shares of Rexahn common stock in “street name” has instructed a broker to vote its shares of Rexahn common stock, the stockholder must follow directions received from its broker to change those instructions.

Q:	Who is paying for this proxy solicitation?
A:
Rexahn and Ocuphire will share equally the cost of printing and filing this proxy statement/prospectus/information statement and the proxy card. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries who are record holders of Rexahn common stock for the forwarding of solicitation materials to the beneficial owners of Rexahn common stock. Rexahn will reimburse these brokers, custodians, nominees and fiduciaries for the reasonable out-of-pocket expenses they incur in connection with the forwarding of solicitation materials.

Rexahn has engaged Alliance Advisors, LLC to assist in the solicitation of proxies and provide related advice and informational support, in exchange for a services fee and the reimbursement of customary disbursements, which are not expected to exceed $130,000 in total.
Q:	Who can help answer my questions?
A:
If you are a Rexahn Stockholder and would like additional copies, without charge, of this proxy statement/prospectus/information statement or if you have questions about the merger, including the procedures for voting your shares, you should contact:

Rexahn Pharmaceuticals, Inc.
15245 Shady Grove Road, Suite 455
Rockville, MD 20850
Telephone: (240) 268-5300
Attn: Secretary
If you are an Ocuphire Stockholder, and would like additional copies, without charge, of this proxy statement/prospectus/information statement or if you have questions about the merger, including the procedures for voting your shares, you should contact:
Ocuphire Pharma, Inc.
37000 Grand River Avenue, Suite 120
Farmington Hills, MI 48335
Telephone: (248) 681-9815
Attn: Secretary

PROSPECTUS SUMMARY
This summary highlights selected information from this proxy statement/prospectus/information statement and may not contain all of the information that is important to you. To better understand the merger, the proposals being considered at the Rexahn special meeting and Ocuphire’s stockholder actions that are the subject of the written consent, you should read this entire proxy statement/prospectus/information statement carefully, including the Merger Agreement attached as Annex A, the opinion of Oppenheimer & Co. Inc. (“Oppenheimer”) attached as Annex E and the other annexes to which you are referred herein. For more information, please see the section entitled “Where You Can Find More Information” in this proxy statement/prospectus/information statement.
The Companies
Rexahn Pharmaceuticals, Inc.
15245 Shady Grove Road, Suite 455
Rockville, MD 20850
(240) 268-5300
Rexahn is a clinical stage biopharmaceutical company that has been focused on the development of innovative therapies to improve patient outcomes in cancers that are difficult to treat.
Ocuphire Pharma, Inc.
37000 Grand River Avenue, Suite 120
Farmington Hills, MI 48335
(248) 681-9815
Ocuphire is a clinical-stage ophthalmic biopharmaceutical company focused on developing and commercializing therapies for the treatment of several eye disorders. Ocuphire’s pipeline currently includes two small molecule product candidates targeting front and back of the eye indications.
Its lead product candidate, Nyxol® Eye Drops (“Nyxol”), is a once-daily eye drop formulation of phentolamine mesylate designed to reduce pupil diameter and improve visual acuity. As a result, Nyxol can potentially be used for the treatment of multiple indications such as dim light or night vision disturbances (“NVD”), pharmacologically-induced mydriasis (which refers to the use of pharmacological agents to dilate the pupil for office-based eye exams) and presbyopia (a gradual, age-related loss of the eyes’ ability to focus on nearby objects). Ocuphire management believes this multiple indication potential represents a significant market opportunity. Nyxol has been studied across three Phase 1 and four Phase 2 trials totaling over 230 patients and has demonstrated promising clinical data for use in multiple ophthalmic indications. Ocuphire plans to initiate a Phase 3 trial for the treatment of NVD in the fourth quarter of 2020, a Phase 3 trial for reversal of pharmacologically-induced mydriasis (“RM”) in the fourth quarter of 2020, and a Phase 2 trial in combination with low dose pilocarpine for presbyopia, in the first quarter of 2021. Ocuphire expects top-line results to read out as early as the first quarter of 2021 and throughout the remainder of 2021, and, assuming successful and timely completion of further trials, anticipates submitting a new drug application (“NDA”) to the U.S. Food and Drug Administration (“FDA”) in early 2023 under the 505(b)(2) pathway.
Ocuphire’s second product candidate, APX3330, is a twice-a-day oral tablet, designed to target multiple pathways relevant to retinal and choroidal (the vascular layer of the eye) vascular diseases, such as diabetic retinopathy (“DR”) and diabetic macular edema (“DME”) which if left untreated may result in permanent visual acuity loss and eventual blindness. DR is a disease resulting from diabetes, in which chronically elevated blood sugar levels cause progressive damage to blood vessels in the retina. DME is a severe form of DR which involves leakage of protein and fluid into the macula, the central portion of the retina, causing swelling. Prior to Ocuphire’s in-licensing of the product candidate, APX3330 had been studied by third parties in six Phase 1 and five Phase 2 trials totaling over 440 patients, for inflammatory and oncology indications, and had demonstrated promising evidence of tolerability, pharmacokinetics, durability and target engagement. Ocuphire plans to initiate a Phase 2 trial for APX3330 in the first quarter of 2021 for the treatment of patients with DR, including moderately severe non-proliferative DR (“NPDR”) and mild proliferative DR (“PDR”), as well as patients with DME without loss of central vision. Ocuphire has also in-licensed additional second generation product candidates, analogs of APX3330, including APX2009 and APX2014.

As part of its strategy, Ocuphire will continue to explore opportunities to acquire additional ophthalmic assets and to seek strategic partners for late stage development, regulatory preparation and commercialization of drugs in key global markets.
Ocuphire estimates that there are 15-20 million moderate-to-severe NVD patients in the United States, over 80 million eye exams conducted per year with pharmacologically-induced mydriasis, over 100 million presbyopia patients, over 7 million patients with DR, and 750,000 patients with DME. There are no currently approved pharmacological products on the market for NVD, RM, or presbyopia. In the case of presbyopia there are non-pharmacologic and potentially inconvenient treatments such as reading glasses or contact lenses, as well as invasive surgical interventions with associated risks such as creation or worsening of NVD. For DR and DME, intraocular injections targeting vascular endothelial growth factors (“VEGF”) (a family of proteins that promote angiogenesis – the formation of new blood vessels – and vascular permeability) are approved globally, but these chronic therapies require frequent biweekly or monthly office visits and are prone to side effects such as hemorrhage, intraocular infection, and increased risk of blood clots.
Ocuphire is developing Nyxol and APX3330 for multiple indications. Ocuphire believes the two programs present similar potential advantages: (1) promising clinical data to date; (2) small molecules; (3) convenient dosing route and schedule; (4) potential for first-line or adjunct therapy; and (5) significant commercial potential. In the fourth quarter of 2020, Ocuphire expects to initiate Phase 3 clinical trials for Nyxol in NVD and RM, as well as a first quarter of 2021 initiation of Phase 2 proof of concept trial in presbyopia for a kit combination of Nyxol and low-dose pilocarpine, a pupil constrictor with a mechanism different and complementary to Nyxol. In preparation for at least one of the two Phase 3 registration trials for Nyxol, Ocuphire plans to launch a blow-fill-seal manufacturing program for preservative-free single use Nyxol eye drops . Furthermore, Ocuphire plans to initiate a 6-month rabbit toxicology study in the first quarter of 2021, completion of which is necessary prior to commencement of the Phase 3 safety exposure trial for chronic indications. Ocuphire also expects to launch a Phase 2 trial for APX3330 in DR and DME in the first quarter of 2021 with a concurrent Phase 2/3 oral tablet manufacturing program. TABLE 1 below summarizes Ocuphire’s current development pipeline of product candidates and their target indications:
TABLE 1. Ocuphire Pipeline Indications

Razor Merger Sub, Inc.
Merger Sub is a wholly owned subsidiary of Rexahn, formed solely for the purposes of carrying out the merger.
The Merger (see page 112)
If the merger is completed, Merger Sub will merge with and into Ocuphire, with Ocuphire surviving as a wholly owned subsidiary of Rexahn.
The Closing will occur no later than the third business day after the last of the conditions to the merger has been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of each such condition), or at such other time as Rexahn and Ocuphire agree. Rexahn and Ocuphire anticipate that the consummation of the merger will occur in the second half of the fiscal year. However, because the merger is subject to a number of conditions, neither Rexahn nor Ocuphire can predict exactly when the Closing will occur or if it will occur at all. After completion of the merger, assuming that Rexahn receives the required stockholder approval of Proposal No. 3, Rexahn will be renamed “Ocuphire Pharma, Inc.”
Reasons for the Merger (see page 129)
Following the merger, the combined company will be a clinical-stage ophthalmic biopharmaceutical company focused on developing and commercializing therapies for the treatment of several eye disorders. Rexahn and Ocuphire believe that the combined company will have the following potential advantages:
•
Lead Product Candidate Nyxol is Phase 3 Ready in Multiple Indications. Nyxol is being developed for the treatment of multiple indications, which Ocuphire management believes together represent a significant market opportunity. Ocuphire plans to begin Phase 3 trials for NVD and RM in the fourth quarter of 2020, and Phase 2 development for presbyopia in the first quarter of 2021.

•
Secondary Product Candidate APX3330 to Initiate Phase 2 Clinical Development. APX3330 is being developed for DR and DME, which represents a significant, established market opportunity, with plans to begin its first ophthalmic Phase 2 trial in the first quarter of 2021. APX2009, a second generation preclinical product candidate analog of APX3330, is being investigated for use in wet age-related macular degeneration (“wAMD”). Wet age-related macular degeneration is a chronic and progressive disease where abnormal blood vessels grow underneath the retina and leak blood and fluid into the macula.

•
Multiple Upcoming Late Clinical Stage Milestones. Ocuphire expects top-line results to read out as early as the first quarter of 2021 and throughout the remainder of 2021 for its four planned clinical trials.

•
Experienced Management Team. It is expected that the combined organization will be led by the experienced senior management team from Ocuphire and a board of directors from Ocuphire with representation from Rexahn.

•
Cash Resources. Following the Closing and taking into account proceeds received in the Pre-Merger Financing, the combined company is expected to have sufficient cash at the Closing for the combined company to sustain its operations through 2021. The combined company’s Nasdaq listing will provide it with access to the public market to raise additional funds in the future.

Each of the Rexahn Board and Ocuphire Board also considered other reasons for the merger, as described herein. For example, the Rexahn Board considered, among other things:
•
the Rexahn Board’s belief that a go-it-alone scenario poses significant risk, including the risk of dilution to the Rexahn Stockholders, taking into account Rexahn’s business, operational and financial prospects, including its cash position, the limited value given by the marketplace to Rexahn’s product portfolio, uncertainty regarding the potential results from additional preclinical studies and clinical trials, uncertainty regarding the future costs and timeline to support a clinical program of Rexahn’s product candidates, the chances of success in conducting a clinical development program and obtaining regulatory approval, and the need to raise significant additional financing for future clinical and commercial development of Rexahn’s product candidates;

•
the Rexahn Board’s belief, given the risks associated with clinical development, and based in part on the judgment, advice and analysis of Rexahn senior management with respect to the potential strategic, financial and operational benefits of the merger (which judgment was informed in part by the business, technical, financial and legal due diligence investigation performed by Rexahn with respect to Ocuphire) that Ocuphire’s Phase 3 ready, lead product candidate, Nyxol, for multiple front-of-the-eye (pupil/cornea) indications, as well as its product candidate, APX3330, for multiple back-of-the-eye (retina) conditions, along with the experience of its management and other personnel, and the granting of CVRs to Rexahn Stockholders to provide a potential financial benefit in the event that any of Rexahn’s existing intellectual property is sold or licensed during a future period or Rexahn receives any payments from BioSense or HaiChang, would create more value for Rexahn Stockholders in the long term than Rexahn could create as an independent stand-alone company;

•
the Rexahn Board’s review of the current development plans of Ocuphire to confirm the likelihood that the combined company would possess sufficient resources, or have access to sufficient resources, to allow Ocuphire senior management to focus on its plans for the continued development of Ocuphire’s product pipeline;

•
the Rexahn Board’s consideration that the combined company should have sufficient cash at the Closing for the combined company to sustain its operations for the next 18 months at the time of the Rexahn Board’s consideration and the combined company’s public company structure will provide it with access to the public market to raise additional funds in the future;

•
the Rexahn Board’s consideration of the results of its strategic review process, which included Oppenheimer’s outreach to 50 companies and the receipt of five inbound inquiries, resulting in the receipt of indications of interest from 19 companies. Further, the Rexahn Board’s consideration of the valuation and business prospects of all other strategic transaction candidates involved in its strategic review process, and its collective view that Ocuphire was the most attractive candidate for Rexahn due to, among other things, Ocuphire’s Phase 3 ready asset, Nyxol, as well as its APX3330 product candidate, Ocuphire’s strong financial position that includes backing from a syndicate of investors, the strength of Ocuphire’s management team, the potential market opportunity for Nyxol and APX3330, Ocuphire’s understanding of the potential value of Rexahn’s partnerships with BioSense and HaiChang, and that Ocuphire’s potential to achieve key milestones over the next several years could enable the combined company to access the public markets for additional financial resources;

•
the Rexahn Board’s conclusion that the merger provides existing Rexahn Stockholders a significant opportunity to participate in the potential growth of the combined company following the merger, while potentially receiving certain cash payments from the grant, sale or transfer of rights to Rexahn’s existing intellectual property or pursuant to payments received by BioSense or HaiChang during a certain period following Closing on account of the CVR Agreement to be executed at the Effective Time;

•
the Rexahn Board’s consideration that the combined company will be led by an experienced senior management team from Ocuphire and a board of directors with representation from each of the current boards of directors of Rexahn and Ocuphire;

•
the Rexahn Board’s consideration of the financial analysis of Oppenheimer and the opinion of Oppenheimer delivered to the Rexahn Board on June 17, 2020, to the effect that, as of the date of such opinion, and based upon and subject to the various assumptions made, procedures followed, matters considered and limitations and qualifications on the scope of the review undertaken by Oppenheimer, as set forth in its written opinion, the Exchange Ratio was fair to Rexahn Stockholders, from a financial point of view, and that Oppenheimer’s opinion was based on an estimated Exchange Ratio of 4.3820, which assumed Rexahn would deliver an estimated Parent Cash Amount of $720,000 on the Anticipated Closing Date, resulting in Rexahn Stockholders owning approximately 11.9% of the combined company immediately following consummation of the merger on a fully diluted basis;

•	Rexahn’s recent results of operations and financial condition; and
•	the terms of the Merger Agreement, the CVR Agreement, the Pre-Merger Financing transaction documents and associated transactions.
The Rexahn Board also considered a variety of risks and other countervailing factors related to the merger including:
•
the fact that the Exchange Ratio will be adjusted downward to the extent the Parent Cash Amount is below $3.2 million on the Anticipated Closing Date, and Rexahn’s belief, based on current estimates, that it is reasonably likely to deliver significantly less than $3.2 million on the Anticipated Closing Date;

•
the fact that the Parent Cash Amount will be reduced by an estimated warrant liability amount to be calculated approximately ten days prior to the Closing, with such estimated warrant liabilities being impacted by, among other things, the stock price of Rexahn common stock on such calculation date; and

•
the fact that all Rexahn Stockholders may be further diluted based on the price reset provisions and Investor Warrants contemplated by the Pre-Merger Financing and the recognition that the fairness opinion from Oppenheimer did not address the potential additional dilution as a result of such price reset provisions and Investor Warrants.

In the course of reaching its decision to approve the terms and authorize the execution of the Merger Agreement for the purpose of the consummating the merger, the Ocuphire Board consulted with Ocuphire’s senior management, legal counsel and other advisors, and reviewed a significant amount of information and considered a number of factors, including, among others:
•	historical and current information concerning Ocuphire’s business, including its financial performance and condition, operations, management and pre-clinical and clinical data;
•	the potential value of Nyxol and APX3330 and the ability of the combined company to advance the development of the Nyxol and APX3330 programs;
•
Ocuphire’s prospects if it were to remain an independent company, including its need to obtain additional financing to continue its operations and the terms on which it would be able to obtain such financing, if at all;

•
the belief of the Ocuphire Board that no alternatives to the merger were reasonably likely to create greater value for stockholders after reviewing the various strategic options to enhance stockholder value that were considered by the Ocuphire Board;

•	the potential to provide Ocuphire’s current stockholders with greater liquidity by owning stock in the combined company, a public company;
•
the expectation that the merger with Rexahn would be a more time- and cost-efficient means to access capital than other options considered by and available to Ocuphire, including private placements, venture debt financings and traditional methods of accessing the public markets through an initial public offering of Ocuphire’s securities;

•	the anticipated cash resources of the combined company expected to be available at the Closing and the anticipated burn rate of the combined company;
•
the broader range of investors potentially available to the combined company as a public company to support the development of Ocuphire’s product candidates, as compared with the investors to which Ocuphire could otherwise gain access if it continued to operate as a privately held company;

•	the ability to improve Ocuphire’s balance sheet through the conversion of the Ocuphire convertible notes and accrued interest into common stock;
•	the expectation that substantially all of Ocuphire’s employees, particularly its management, will serve in similar roles at the combined company;
•
the expectation that the merger will be treated as a tax-free reorganization for U.S. federal income tax purposes, with the result that Ocuphire Stockholders will not recognize taxable gain or loss for U.S. federal income tax purposes upon the exchange of Ocuphire common stock for Rexahn common stock pursuant to the merger;

•	the terms and conditions of the Merger Agreement, including, without limitation, the following:
•	the expected relative percentage ownership of Rexahn Stockholders and Ocuphire Stockholders in the combined company at the Closing and the implied valuation of Ocuphire and Rexahn;
•	the parties’ representations, warranties and covenants and the conditions to their respective obligations; and
•	the limited number and nature of the conditions of the obligation of Rexahn to consummate the merger; and
•	the likelihood that the merger will be consummated on a timely basis.

Opinion of the Rexahn Financial Advisor (see page 134)
The Rexahn Board engaged Oppenheimer to provide financial advisory services and to consider and evaluate potential strategic transactions on its behalf. Rexahn ultimately requested that Oppenheimer deliver a fairness opinion with respect to the merger with Ocuphire. At the June 17, 2020 meeting of the Rexahn Board, representatives of Oppenheimer rendered Oppenheimer’s oral opinion, subsequently confirmed in writing, that as of such date, and based upon and subject to the qualifications, assumptions and other matters considered in connection with the preparation of its opinion, the Exchange Ratio was fair, from a financial point of view, to the Rexahn Stockholders. Oppenheimer’s opinion was based on an estimated Exchange Ratio of 4.3820, which assumed Rexahn would deliver an estimated Parent Cash Amount of $720,000 on the Anticipated Closing Date, resulting in Rexahn Stockholders owning approximately 11.9% of the combined company immediately following consummation of the merger on a fully diluted basis. The Oppenheimer opinion did not take into account any post-Closing dilutive issuances of Rexahn securities pursuant to the Pre-Merger Financing.
The full text of the written opinion of Oppenheimer, dated June 17, 2020, which sets forth, among other things, the various qualifications, assumptions and limitations on the scope of the review undertaken by Oppenheimer, is attached as Annex E to this proxy statement/prospectus/information statement. Rexahn encourages Rexahn Stockholders to read the opinion in its entirety for the assumptions made, procedures followed, other matters considered and limits of the review by Oppenheimer. The summary of the written opinion of Oppenheimer set forth herein is qualified by reference to the full text of the opinion. Oppenheimer provided its opinion for the information and assistance of the Rexahn Board (solely in its capacity as such) in connection with, and for purposes of, its consideration of the merger and its opinion only addresses whether the Exchange Ratio was fair, from a financial point of view, to the Rexahn Stockholders, as of the date of the opinion. The Oppenheimer opinion did not address any other term or aspect of the Merger Agreement or the merger or any other transaction, including any post-Closing dilutive issuances of Rexahn securities pursuant to the Pre-Merger Financing. The Oppenheimer opinion does not constitute a recommendation to the Rexahn Board or any Rexahn Stockholder as to how the Rexahn Board, such stockholder or any other person should vote or otherwise act with respect to the merger or any other matter, including whether or not any Rexahn Stockholder should enter into any voting, support, stockholder or other agreements, arrangements or understandings in connection with the merger.
Litigation Related to the Merger (see page 156)
On July 31, 2020, a putative stockholder class action was filed in the Court of Chancery of the State of Delaware styled Stahlman v. Rexahn Pharmaceuticals, Inc., et al., Case No. 2020-0639. Additionally, on August 3, 2020, a putative stockholder class action was filed in the United States District Court for the District of Delaware styled Thompson v. Rexahn Pharmaceuticals, Inc., et al., Case No. 1:20-cv-01036-UNA (D. Del). On August 7, 2020 and August 17, 2020, putative stockholder class actions were filed in the United States District Court for the Southern District of New York styled, respectively, Manes v. Rexahn Pharmaceuticals, Inc., et al., Case No. 1:20-cv-06227 (S.D.N.Y.) and Talsma v. Rexahn Pharmaceuticals, Inc., et al Case No. 1:20-cv-06541 (S.D.N.Y).On August 18, 2020, a putative stockholder class action was filed in the United States District Court for the Eastern District of New York styled Juilfs v. Rexahn Pharmaceuticals, Inc., et al Case No. 1:20-cv-03780 (E.D.N.Y.) (together with the Stahlman, Thompson, Manes and Talsma actions, the “Stockholder Actions”). The Stockholder Actions assert claims against Rexahn and members of the Rexahn Board (the “Individual Defendants”).
The Stahlman and Manes complaints allege that the Individual Defendants breached their fiduciary duties owed to the Rexahn stockholders. The Thompson, Manes, Juilfs and Talsma complaints allege that Rexahn and the Individual Defendants violated Section 14(a) of the Exchange Act, and Rule 14a-9 promulgated thereunder, by failing to disclose in the initial Registration Statement on Form S-4 that Rexahn filed with the SEC on July 6, 2020 (File No. 333-239702) (the “Initial Registration Statement”) certain information regarding, among other things, financial projections for Rexahn and Ocuphire, the valuation analyses performed by Oppenheimer in support of its fairness opinion and the process leading to the execution of the Merger Agreement. The Thompson, Manes, Juilfs and Talsma complaints also allege that the Individual Defendants violated Section 20(a) of the Exchange Act, as control persons who had the ability to prevent the Initial Registration Statement from being false and misleading. The Stockholder Actions seek, among other things, an injunction preventing consummation of the merger, an award of damages, and an award of costs and expenses, including attorneys’ fees.

Additionally, on August 6, 2020, another party sent a letter to Rexahn’s counsel demanding that Rexahn and the Individual Defendants amend the Initial Registration Statement to provide additional disclosures that the party alleges were improperly omitted from the Initial Registration Statement in violation of Sections 14(a) and 20(a) of the Exchange Act, including certain information regarding financial data and the background and process leading to the execution of the Merger Agreement (the “Demand Letter”).
Rexahn intends to defend against the Stockholder Actions and the Demand Letter, however it is reasonably possible that a loss may be incurred. At this time, Rexahn is unable to estimate the potential loss or range of losses.
Material U.S. Federal Income Tax Consequences of the Merger (see page 157)
In the opinion of Honigman LLP and subject to the Tax Opinion Representations and Assumptions (as defined on page 158), the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Subject to the limitations and qualifications described in the section entitled “The Merger—Material U.S. Federal Income Tax Consequences of the Merger,” a U.S. Holder (as defined on page 157) of Ocuphire common stock will not recognize any gain or loss for U.S. federal income tax purposes on the exchange of shares of Ocuphire common stock for shares of Rexahn common stock in the merger, except with respect to cash received by such U.S. Holder of Ocuphire common stock in lieu of a fractional share of Rexahn common stock. If any of the Tax Opinion Representations and Assumptions is incorrect, incomplete or inaccurate or is violated, the accuracy of the opinion described above may be affected and the U.S. federal income tax consequences of the merger could differ from those described in this proxy statement/prospectus/information statement.
Please review the information in the section entitled “The Merger—Material U.S. Federal Income Tax Consequences of the Merger” for a more complete description of the material U.S. federal income tax consequences of the merger to U.S. Holders of Ocuphire common stock. The tax consequences to you of the merger will depend on your particular facts and circumstances. Please consult your tax advisors as to the specific tax consequences to you of the merger.
Material U.S. Federal Income Tax Consequences of Receipt of CVRs and the Rexahn Reverse Stock Split (see pages 183 and 201)
In the opinion of Hogan Lovells US LLP, Rexahn’s legal counsel, based on the facts, representations and assumptions set forth herein, the issuance of CVRs to Rexahn U.S. Holders (as defined on page 184) under the terms expressed in the form of the CVR Agreement attached as Annex G to this proxy statement/prospectus/information statement is more likely than not to be treated as a distribution of property with respect to Rexahn common stock. Please review the information in the section entitled “Agreements Related to the Merger—CVR Agreement—Material U.S. Federal Income Tax Consequences of the Receipt of CVRs” for a more complete description of the material U.S. federal income tax consequences of the receipt of CVRs to Rexahn U.S. Holders, including possible alternative treatments.
A Rexahn U.S. Holder should not recognize gain or loss upon the Rexahn Reverse Stock Split, except to the extent a Rexahn U.S. Holder receives cash in lieu of a fractional share of Rexahn common stock. Please review the information in the section entitled “Proposal No. 2: Approval of an Amendment to the Rexahn Certificate of Incorporation Effecting the Rexahn Reverse Stock Split—Material U.S. Federal Income Tax Consequences of the Rexahn Reverse Stock Split” for a more complete description of the material U.S. federal income tax consequences of the Rexahn Reverse Stock Split to Rexahn U.S. Holders.
The tax consequences to you of the receipt of CVRs and the Rexahn Reverse Stock Split will depend on your particular facts and circumstances. Please consult your tax advisors as to the specific tax consequences to you.
Overview of the Merger Agreement (see page 164)
Merger Consideration (see page 164)
At the Effective Time, each share of Ocuphire common stock outstanding immediately prior to the Effective Time (excluding certain shares to be canceled pursuant to the Merger Agreement, and shares held by holders of Ocuphire common stock who have exercised and perfected appraisal rights or dissenters’ rights as more fully described in the section entitled “The Merger—Appraisal Rights and Dissenters’ Rights” in this proxy statement/prospectus information statement) will automatically be converted into the right to receive a number of shares of Rexahn common stock equal to the Exchange Ratio, subject to adjustment to account for the Rexahn Reverse Stock Split and as described below (prior to the Effective Time, the outstanding Ocuphire convertible notes will be converted into Ocuphire common stock and will participate in the merger on the same basis as the other shares of Ocuphire common stock). At the Effective Time, each option to purchase shares of Ocuphire common stock outstanding and unexercised immediately prior to the Effective Time will be assumed by Rexahn and will become an option, subject to vesting, to purchase shares of Rexahn common stock with the number of shares of Rexahn common stock underlying such options and the exercise prices for such options adjusted to reflect the Exchange Ratio and the Rexahn Reverse Stock Split.
The Exchange Ratio formula in the Merger Agreement is subject to adjustment based on the Parent Cash Amount on the Anticipated Closing Date. For example, if the Parent Cash Amount is $0, which is the minimum Parent Cash Amount that Rexahn is required to deliver on the Anticipated Closing Date to consummate the merger, then immediately following the Effective Time, Rexahn Stockholders would own approximately 11.2% of Rexahn common stock, and Ocuphire Securityholders would own, or hold rights to acquire, approximately 88.8% of Rexahn common stock, in each case calculated on a fully-diluted basis. The calculation of the Exchange Ratio under the Merger Agreement and post-closing ownership of Rexahn Stockholders are subject to adjustment based on an assumed value of Rexahn at Closing based on Rexahn’s Parent Cash Amount as of the Anticipated Closing Date. To the extent the Parent Cash Amount falls below $3.2 million or exceeds $6.0 million, Rexahn’s assumed value would be reduced or increased by $150,000 for every $100,000 below or above the thresholds referenced. According to the terms of the Merger Agreement, if the Parent Cash Amount on the Anticipated Closing Date is between $3.2 million and $6.0 million, then immediately following the consummation of the merger, Rexahn Stockholders would own approximately 14.3% of Rexahn common stock, and Ocuphire Securityholders would own, or hold rights to acquire, approximately 85.7% of Rexahn common stock, in each case, calculated on a fully-diluted basis.
The adjustments in the Exchange Ratio formula in the Merger Agreement provide for incremental adjustments of $150,000 to the assumed value of Rexahn for every $100,000 that the Parent Cash Amount is less than $3.2 million or more than $6.0 million, with incremental upward adjustments to the Exchange Ratio to the extent that the Parent Cash Amount is less than $3.2 million and incremental downward adjustments to the Exchange Ratio to the extent that the Parent Cash Amount is more than $6.0 million. Based on Rexahn’s current estimates, Rexahn anticipates delivering a Parent Cash Amount between $1.9 million and $2.4 million assuming the Closing occurs by November 14, 2020, which is the end date set forth in the Merger Agreement; however, the final Parent Cash Amount will not be calculated until the Anticipated Closing Date, and may vary significantly depending on, among other things, Rexahn’s ability to control and correctly estimate its operating expenses, expenses relating to Rexahn’s ongoing litigation and the trading price of Rexahn common stock (and its impact on Rexahn’s estimated warrant liabilities, which are deducted from the Parent Cash Amount). If the Parent Cash Amount is $1.9 million on the Anticipated Closing Date, then immediately following the Effective Time, Rexahn Stockholders would own approximately 13.1% of Rexahn common stock, and Ocuphire Securityholders would own, or hold rights to acquire, approximately 86.9% of Rexahn common stock, in each case calculated on a fully-diluted basis. Under the terms of the Merger Agreement, Rexahn Stockholders’ ownership percentage in the combined company is subject to a floor of approximately 9.1% regardless of the Parent Cash Amount on the Anticipated Closing Date, assuming Ocuphire waives the minimum Parent Cash Amount condition at or prior to Closing. These ownership percentages give effect to the shares of Ocuphire common stock that will be issued to Investors in the Pre-Merger Financing prior to the Effective Time, but do not account for any additional shares of Rexahn common stock that may be issued to Investors following the Effective Time or shares of Rexahn common stock issuable pursuant to the Investor Warrants issued to Investors after the Effective Time. As a result, Ocuphire Securityholders and Rexahn Stockholders could own less of the combined company than currently contemplated. For example, assuming an Exchange Ratio of 4.3812 and Parent Cash Amount of $1.9 million, depending on the trading prices of Rexahn common stock on Nasdaq following the closing of the Pre-Merger Financing, the ownership percentage of pre-merger holders of Rexahn common stock could be between approximately 2.3% and 13.1% of the fully-diluted combined company equity securities. Rexahn Stockholders will not know the percentage of securities they will hold in the combined company at the time of the Rexahn special meeting. If the Parent Cash Amount on the Anticipated Closing Date is less than $0,

Rexahn would be unable to satisfy a closing condition for the merger, and the merger would not close unless Ocuphire waives such condition. For more information regarding calculation of the Exchange Ratio, see the section entitled “The Merger–Merger Consideration and Exchange Ratio” beginning on page 151 of this proxy statement/prospectus/information statement.
Under the Merger Agreement, “Parent Cash Amount” is calculated as follows: (i) the sum of Rexahn’s cash and cash equivalents, short-term investments, accrued investment interest receivable, and any prepaid refundable deposits of Rexahn, less (ii) the sum of Rexahn’s accounts payable and accrued expenses, less (iii) all liabilities of Rexahn to any current or former officer, director, employee, consultant or independent contractor, including change of control payments, retention payments, severance and other related termination costs, or other payments pursuant to any of Rexahn’s benefit plans, less (iv) any bona fide current liabilities of Rexahn payable in cash, less (v) Rexahn’s transaction expenses in connection with the merger as calculated in accordance with the terms of the Merger Agreement, less (vi) certain estimated liabilities associated with the Rexahn Warrants (the “Estimated Warrant Amount”) to be calculated approximately 10 days prior to Closing in accordance with the terms of the Merger Agreement, and plus (vii) $200,000; in each case, as of such applicable date and determined in a manner consistent with the manner in which such items were historically determined and in accordance with Rexahn’s audited financial statements and Rexahn’s unaudited interim balance sheet. In addition, the Parent Cash Amount will be increased by $1.00 for each share of Rexahn common stock underlying any outstanding Rexahn Warrant that is exchanged and terminated in exchange for a newly issued share of Rexahn common stock between the date of execution of the Merger Agreement and the Effective Time.
For a more complete description of the Exchange Ratio, please see the section entitled “The Merger–Merger Consideration and Exchange Ratio” in this proxy statement/prospectus/information statement.
Treatment of Rexahn Options and Warrants (see page 167)
Rexahn Options
Prior to the Closing, the Rexahn Board will adopt appropriate resolutions and take all other actions necessary and appropriate to provide that each outstanding, unexercised and unvested Rexahn Option granted under the Rexahn 2013 Plan (“2013 Rexahn Options”) will be accelerated in full effective as of immediately prior to the Effective Time. Effective as of the Effective Time, each outstanding and unexercised 2013 Rexahn Option having an exercise price per share less than the Rexahn Closing Price will be automatically exercised in full and, in exchange therefor, each former holder of any such automatically exercised 2013 Rexahn Options will be entitled to receive, subject to required tax withholding (if any), a number of shares of Rexahn common stock calculated by dividing (a) the product of (i) the total number of shares of Rexahn common stock previously subject to such 2013 Rexahn Option, and (ii) the excess of the Rexahn Closing Price over the exercise price per share of the Rexahn common stock previously subject to such 2013 Rexahn Option by (b) the Rexahn Closing Price. Each outstanding and unexercised 2013 Rexahn Option that has an exercise price equal to or greater than the Rexahn Closing Price will be terminated and cease to exist as of immediately prior to the Effective Time for no consideration.
At the Effective Time, each outstanding, unexercised and unvested Rexahn Option granted under the Rexahn 2003 Plan (“2003 Rexahn Options”) shall survive the Closing and remain outstanding in accordance with its terms.
Rexahn Warrants
Warrants to purchase shares of Rexahn common stock will remain outstanding according to their terms, and will, in connection with the consummation of the merger and the other transactions contemplated by the Merger Agreement, become exchangeable at the option of the holder for cash in an amount equal to the Black-Scholes value of such warrant calculated as set forth therein and in accordance with their respective terms. The number of shares of Rexahn common stock underlying warrants and the exercise prices for such warrants will be appropriately adjusted to reflect the Rexahn Reverse Stock Split. Under the Merger Agreement, Rexahn is permitted to exchange or modify outstanding Rexahn warrants for (i) newly issued shares of Rexahn common stock without obtaining Ocuphire’s prior consent and (ii) Replacement Warrants or in-the-money Rexahn securities with the prior consent of Ocuphire. In addition, the Parent Cash Amount will be increased by $1.00 for each share of Rexahn common stock underlying any outstanding Rexahn warrant that is exchanged and terminated in exchange for a newly issued share of Rexahn common stock between the date of execution of the

Merger Agreement and the Effective Time. Any newly issued shares of Rexahn common stock and in-the-money Replacement Warrants will be counted toward Rexahn’s fully diluted shares outstanding for purposes of calculating the Exchange Ratio, and one-half of any out-of-the-money Replacement Warrants will be counted toward such amount. A Replacement Warrant will be out-of-the-money if its exercise price is equivalent to or greater than $2.5025, and will be in-the-money if its exercise price is less than such amount.
Treatment of Ocuphire Options (see page 167)
Rexahn will assume outstanding and unexercised options to purchase shares of Ocuphire common stock, and in connection with the merger, they will be converted into options to purchase shares of Rexahn common stock in accordance with the terms of the Merger Agreement.
Conditions to the Completion of the Merger (see page 168)
Under the terms of the Merger Agreement, to consummate the merger, Rexahn Stockholders must approve Proposal Nos. 1, 2, 3 and 5, and Ocuphire Stockholders must (i) adopt and approve of the Merger Agreement and the transactions contemplated thereby, (ii) acknowledge that the approval given is irrevocable and that such stockholder is aware of its rights to demand appraisal for its shares pursuant to Section 262 of the General Corporation Law of the State of Delaware (“DGCL”), and that such stockholder has received and read a copy of Section 262 of the DGCL and (iii) acknowledge that by its approval of the merger it is not entitled to appraisal rights with respect to its shares in connection with the merger and thereby waives any rights to receive payment of the fair value of its capital stock under the DGCL.
In addition to obtaining such stockholder approvals and appropriate regulatory approvals, each of the other closing conditions set forth in the Merger Agreement, as described under the section entitled “The Merger Agreement—Conditions to the Completion of the Merger” in this proxy statement/prospectus/information statement must be satisfied or waived.
No Solicitation (see page 172)
Each of Rexahn and Ocuphire agreed that during the period commencing on the date of the Merger Agreement and ending on the earlier of the consummation of the merger or the termination of the Merger Agreement, except as described below, Rexahn and Ocuphire will not, nor will either party authorize any of its directors, officers, employees, agents, attorneys, accountants, investment bankers, advisors or representatives to, directly or indirectly:
•
solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of, any “acquisition proposal” or “acquisition inquiry” (each as defined below) or take any action that could reasonably be expected to lead to an acquisition proposal or acquisition inquiry;

•	furnish any non-public information with respect to it to any person in connection with or in response to an acquisition proposal or acquisition inquiry;
•	engage in discussions or negotiations with any person with respect to any acquisition proposal or acquisition inquiry;
•	approve, endorse or recommend an acquisition proposal;
•
execute or enter into any letter of intent or similar document or any contract contemplating or otherwise relating to any “acquisition transaction” as defined below (other than a confidentiality agreement permitted by the Merger Agreement); or

•	publicly propose to do any of the above.
Termination of the Merger Agreement (see page 178)
Either Rexahn or Ocuphire can terminate the Merger Agreement under certain circumstances, which would prevent the merger from being consummated.
Termination Fee (see page 180)
If the Merger Agreement is terminated under certain circumstances, Rexahn or Ocuphire will be required to pay the other party a termination fee of up to $750,000, and, in some circumstances, Ocuphire will be required to reimburse Rexahn for expenses incurred in connection with the transaction up to a maximum of $750,000.

CVR Agreement (see page 182)
Pursuant to the Merger Agreement and the CVR Agreement, Rexahn Stockholders as of immediately prior to the Effective Time will receive one CVR for each share of Rexahn common stock held of record as of immediately prior to the Effective Time. Each CVR will represent the right to receive cash payments upon the occurrence of certain triggering events. In particular, for each CVR Payment Period during the CVR Term, CVR holders will be entitled to (i) 90% of all payments received by Rexahn from BioSense pursuant to the BioSense Agreement, less certain permitted deductions, (ii) 90% of all payments received by Rexahn from HaiChang pursuant to the HaiChang Agreement, less certain permitted deductions, and (iii) 75% of (x) all cash consideration paid by a third party to Rexahn during the applicable CVR Payment Period in connection with a Parent IP Deal; plus (y) with respect to any non-cash consideration received by Rexahn from a third party during the applicable CVR Payment Period in connection with any Parent IP Deal, all amounts received by Rexahn at the time such non-cash consideration is monetized; less (z) certain permitted deductions. For more information about the BioSense Agreement and the HaiChang Agreement, see the section entitled “Rexahn Business– Collaboration and License Arrangements.”
The sole right of the holders of the CVRs is to receive cash from Rexahn, if any, through the rights agent in accordance with the CVR Agreement. The CVRs are not transferable, except in certain limited circumstances, will not be certificated or evidenced by any instrument and will not be registered with the SEC or listed for trading on any exchange. The CVRs will not have any voting or dividend rights, will not represent any equity or ownership interest in Rexahn or its subsidiaries, and interest will not accrue in any amounts payable on the CVRs. The CVR Agreement will be effective prior to the Closing and will continue in effect until the later of the end of the CVR Term and the payment of all amounts payable thereunder, unless and until earlier terminated upon termination of the Merger Agreement.
Voting Agreements and Written Consents (see page 186)
In order to induce Rexahn to enter into the Merger Agreement, certain directors, officers, and holders of 5% or more of Ocuphire common stock are parties to a voting agreement with Ocuphire pursuant to which among other things, each such stockholder has agreed, solely in his, her or its capacity as a stockholder of Ocuphire, to vote all of his, her or its shares of Ocuphire common stock in favor of (i) the adoption and approval of the Merger Agreement and the transactions contemplated thereby; (ii) adoption and approval of an amendment of the Ocuphire Certificate of Incorporation to increase the authorized shares of Ocuphire common stock; (iii) acknowledgement that the approval given for the Merger Agreement is irrevocable and that the stockholder is aware of such stockholder’s appraisal rights under Section 262 of the DGCL; (iv) acknowledgement that the stockholder is not entitled to appraisal rights by voting in favor of the transaction and waiving appraisal rights under the DGCL; and (iv) a waiver of any notice that may have been or may be required relating to the merger or any other transactions contemplated thereby. Additionally, each stockholder has agreed, solely in its capacity as an Ocuphire Stockholder, to vote against any competing acquisition proposal and any action, proposal or transaction that would reasonably be expected to result in a material breach of the voting agreement, or would prevent or materially delay or adversely affect the consummation of the merger, or change in any manner the voting rights of any class of capital stock of Ocuphire. These Ocuphire Stockholders have also granted an irrevocable proxy to Ocuphire and its designee to vote their respective shares of Ocuphire common stock in accordance with the voting agreements.
Nasdaq Stock Market Listing (see page 160)
Rexahn has filed an initial listing application with Nasdaq pursuant to the Nasdaq Stock Market LLC “business combination” rules. If such application is accepted, Rexahn anticipates that Rexahn common stock will be listed on the Nasdaq Capital Market following the Closing under the trading symbol “OCUP.”
Pre-Merger Financing (see page 187)
On June 29, 2020, Ocuphire, Rexahn and the Investors entered into the Securities Purchase Agreement, which amended and restated in its entirety the prior securities purchase agreement among the same parties dated June 17, 2020 (the “Initial Securities Purchase Agreement”). The Securities Purchase Agreement that was entered into on June 29, 2020 was substantially similar to the Initial Securities Purchase Agreement, except (i) the number of Additional Shares to be deposited into escrow was increased from two times the number of

Initial Shares of Ocuphire common stock to three times the number of Initial Shares of Ocuphire common stock, (ii) the Registration Rights Agreement, dated June 17, 2020, by and among Rexahn and the Investors (the “Registration Rights Agreement”) was terminated in its entirety, and (iii) certain of Rexahn’s obligations were revised to reflect termination of the Registration Rights Agreement.
Pursuant to the Securities Purchase Agreement, the Investors agreed to invest a total of $21.15 million in cash (the “Purchase Price”) to fund the combined company following the merger. In return, based on an agreed upon pre-money valuation of the combined company of $120 million, Ocuphire will issue the Initial Shares to the Investors, which shares will be exchangeable in the merger for approximately 15% of the Pre-Merger Financing Fully Diluted Shares (as defined in “Agreements Related to the Merger—Pre-Merger Financing”). In addition, (i) Ocuphire will deposit the Additional Shares into escrow with an escrow agent for the benefit of the Investors, to be exchanged for Rexahn common stock in the merger, and to be delivered, in whole or in part, based on the formula set forth below, out of escrow to the Investors if 85% of the average of the five lowest volume-weighted average trading prices of a share of Rexahn common stock on The Nasdaq Stock Market during the first ten trading days (or earlier, at the election of any Investor) immediately following the closing date of the Pre-Merger Financing (which closing date will be the same date as the Closing) is lower than the effective price per share paid by the Investors for the Converted Initial Shares (as defined below), and (ii) on the tenth trading day following the closing date of the Pre-Merger Financing (the “warrant closing date”), Rexahn will issue to the Investors (x) Series A warrants to purchase shares of Rexahn common stock, as further described below (the “Series A Warrants”) and (y) Series B warrants to purchase shares of Rexahn common stock, as further described below (the “Series B Warrants”, and together with the Series A Warrants and the Pre-Merger Financing Shares, the “Purchased Securities”).
As a result of the merger, at the Effective Time, the Initial Shares will automatically be converted into the right to receive a number of shares of Rexahn common stock equal to the number of Initial Shares multiplied by the Exchange Ratio. Further, at the Effective Time, the Additional Shares placed into escrow with the escrow agent will automatically be converted into the right to receive a number of shares of Rexahn common stock equal to the number of Additional Shares multiplied by the Exchange Ratio (the “Convertible Additional Shares”). The number of Converted Additional Shares deliverable out of escrow to each Investor will be equal to the lesser of (A) the number of Converted Additional Shares issued in exchange for the Additional Shares deposited in the Investor’s escrow account and (B) the number determined on or prior to the warrant closing date by subtracting (i) the number of Converted Initial Shares issued to the Investor from (ii) the quotient determined by dividing (a) the pro rata portion of the Purchase Price paid by the Investor by (b) 85% of the average of the five lowest volume-weighted average trading prices of a share of Rexahn common stock on Nasdaq during the first ten trading days (or earlier at the election of any Investor) immediately following the Closing, subject to the Floor Price (as defined below). Any Converted Additional Shares not deliverable to the Investors as of the warrant closing date based on the foregoing formula will be returned to Rexahn as treasury shares and cancelled. No Converted Additional Shares will be deliverable out of escrow if the foregoing formula results in a negative number. The lower of (x) the effective initial purchase price per Converted Initial Share and (y) the number obtained by the formula in clause (b) above, subject to the Floor Price, is called the “Final Purchase Price.” Notwithstanding the foregoing, no Converted Additional Shares will be delivered to Investors from escrow to the extent such delivery would result in such Investor, together with its affiliates and any other person whose beneficial ownership of Rexahn common stock would be aggregated with such Investor for purposes of Section 13(d) of the Exchange Act beneficially owning in excess of 4.99% or 9.99% of the outstanding Rexahn common stock (including the Converted Additional Shares so delivered).
Series A Warrants
The Series A Warrants will be issued on the warrant closing date, will have an initial exercise price per share equal to 120% of per share Final Purchase Price, will be immediately exercisable and will have a term of five years from the date of issuance. The Series A Warrants issued to each Investor will initially be exercisable for an amount of Rexahn common stock equal to the sum of (i) the number of Converted Initial Shares issued to the Investor, (ii) the number of Converted Additional Shares delivered or deliverable to the Investor as of the warrant closing date and (iii) the number of shares, if any, underlying the Series B Warrants held by the Investor as of the warrant closing date.
The Series A Warrants will provide that, until the second anniversary of the date on which all shares of Rexahn common stock issued and issuable to the Investors (including any shares underlying the Investor

Warrants) (the “Underlying Securities”) may be sold without restriction or limitation pursuant to Rule 144 (provided that Ocuphire is current in its SEC filings, and if not, the second anniversary of such later date on which the Public Information Failure (as defined on page 189) is cured and no longer prevents the Investors from selling all of the Underlying Securities), if Rexahn publicly announces, issues or sells, enters into a definitive, binding agreement pursuant to which Rexahn is required to issue or sell or is deemed, pursuant to the provisions of the Series A Warrants, to have issued or sold, any shares of Rexahn common stock for a price per share lower than the exercise price then in effect, subject to certain limited exceptions, then the exercise price of the Series A Warrants shall be reduced to such lower price per share.
Further, every ninth trading day up to and including the 45th trading day (each, a “Reset Date”), the Series A Warrants will be adjusted downward (but not increased) such that the exercise price thereof becomes 120% of the Reset Price (as defined below), and the number of shares underlying the Series A Warrants will be increased (but not decreased) to the quotient of (a) (i) the exercise price in effect prior to such Reset (as defined below) multiplied by (ii) the number of shares underlying the Series A Warrants prior to the Reset divided by (b) the resulting exercise price.
Series B Warrants
The Series B Warrants will be issued to each Investor on the warrant closing date, and each Investor’s Series B Warrants will have an exercise price per share of $0.0001, will be immediately exercisable and will expire on the day following the later to occur of (i) the Reservation Date (as defined on page 190), and (ii) the date on which the Investor’s Series B Warrants have been exercised in full (without giving effect to any limitation on exercise contained therein) and no shares remain issuable thereunder. Each Investor’s Series B Warrants will be initially exercisable for an amount of Rexahn common stock equal to the number (if positive) obtained by subtracting (i) the sum of (a) the number of Converted Initial Shares issued to the Investor and (b) the number of Converted Additional Shares delivered or deliverable to the Investor as of the warrant closing date, from (ii) the quotient determined by dividing (a) the pro rata portion of the Purchase Price paid by the Investor by (b) 85% of the average of the five lowest volume-weighted average trading prices of a share of Rexahn common stock on Nasdaq during the first ten trading days (or earlier at the election of any Investor) immediately following the Closing, subject to the Floor Price.
Additionally, every Reset Date following (i) the earlier date to occur of (x) such time as all of the Underlying Securities may be sold without restriction or limitation pursuant to Rule 144 and (y) six months following the issuance date (such earlier date, the “Six Month Reset Date”) and (ii) if a Public Information Failure has occurred at any time following the Six Month Reset Date, the earlier to occur of (x) the date that such Public Information Failure is cured and no longer prevents the holder from selling all of the Underlying Securities pursuant to Rule 144 without restriction or limitation and (y) the earlier to occur of (I) the date all of the Underlying Securities may be sold without restriction or limitation pursuant to Rule 144 and without the requirement to be incompliance with Rule 144(c)(1) and (II) one year after the issuance date (each such date provided in the foregoing clauses (i), (ii) and (iii), an “End Reset Measuring Date”) (such 45 trading day period, the “Reset Period” and each such 45th trading day after an End Reset Measuring Date, an “End Reset Date”), the number of shares issuable upon exercise of each Investor’s Series B Warrants shall be increased (a “Reset”) to the number (if positive) obtained by subtracting (i) the sum of (a) the number of Converted Initial Shares issued to the Investor and (b) the number of Converted Additional Shares delivered or deliverable to the Investor as of the warrant closing date, from (ii) the quotient determined by dividing (a) the pro rata portion of the Purchase Price paid by the Investor, by (b) the greater of (x) the arithmetic average of the five lowest dollar volume-weighted average prices of a share of Rexahn common stock on Nasdaq during the applicable Reset Period immediately preceding the applicable Reset Date to date and (y) a floor price per share (the “Floor Price”) calculated based on a pre-money valuation (of the combined company, assuming for this purpose the pre-money issuance of the Converted Initial Shares and Converted Additional Shares) of $10 million (such number resulting in this clause (b), the “Reset Price”). See the section entitled “Agreements Related to the Merger – Pre-Merger Financing.”
Financing Lock-Up Agreements
In connection with the Pre-Merger Financing, Rexahn and Ocuphire will enter into additional lock-up agreements (the “Financing Lock-Up Agreements”) with each officer, director or other person that will be subject to Section 16 of the Exchange Act, with respect to Rexahn immediately following the Closing

(the “Financing Lock-Up Parties”), pursuant to which each of the Financing Lock-Up Parties will agree that until the date that is 90 calendar days after the earlier of (i) such time as all of the Underlying Securities may be sold without restriction or limitation pursuant to Rule 144 and (ii) six months after the closing of the Pre-Merger Financing (provided that, if there is a Public Information Failure, such date shall be such later date on which the Public Information Failure is cured and no longer prevents the Investors from selling all of the Underlying Securities), subject to certain customary exceptions, such Financing Lock-Up Party will not and will cause its affiliates not to (A) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase, make any short sale or otherwise dispose of or agree to dispose of, directly or indirectly, any shares of Rexahn common stock or common stock equivalents, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to any shares of Rexahn common stock or common stock equivalents owned directly by the Financing Lock-Up Parties (including holding as a custodian) or with respect to which the undersigned has beneficial ownership within the rules and regulations of the SEC (collectively, the “Subject Shares”), or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of the Subject Shares, whether any such transaction described in clause (A) or (B) above is to be settled by delivery of shares of Rexahn common stock or other securities, in cash or otherwise, (C) make any demand for or exercise any right or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares of Rexahn common stock or common stock equivalents or (D) publicly disclose the intention to do any of the foregoing.
Leak-Out Agreements
In connection with the Pre-Merger Financing, each Investor will enter into a leak-out agreement with Rexahn (collectively, the “Leak-Out Agreements”) limiting its daily sales to no more than its pro rata portion, based on such Investor’s investment amount, of 30% of the daily traded volume as reported by Bloomberg, LP (“Bloomberg”).
Additional Lock-Up Agreements (see page 194)
As a condition to the Closing, certain stockholders of each of Rexahn and Ocuphire and their affiliates, have entered into lock-up agreements, pursuant to which such parties have agreed not to, except in limited circumstances, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, make any short sale or otherwise transfer or dispose of, directly or indirectly any shares of Rexahn common stock or any security convertible into or exercisable or exchangeable for Rexahn common stock, including, as applicable, shares received in the merger and issuable upon exercise of certain warrants and options, during the period commencing at the Effective Time and continuing until the date that is 180 days from the Effective Time.
Each of the directors and officers of Rexahn is a party to a lock-up agreement. As of September 10, 2020, Rexahn Stockholders who have executed lock-up agreements beneficially owned in the aggregate approximately 2.2% of the outstanding Rexahn common stock. Ocuphire Stockholders who have executed lock-up agreements, as of September 10, 2020, beneficially owned in the aggregate approximately 63.7% of the outstanding shares of Ocuphire capital stock on an as converted to common stock basis.
Ocuphire and Rexahn may waive the restrictions applicable to certain Ocuphire and Rexahn stockholders in their discretion and as needed to comply with the initial listing requirements of the Nasdaq Stock Market LLC and as described under the section entitled “Agreements Related to the Merger—Additional Lock-Up Agreements” in this proxy statement/prospectus/information statement.

Management Following the Merger (see page 307)
The following table lists, as of September 10, 2020, the names, ages and positions of the individuals who are expected to serve as executive officers and directors of the combined company following completion of the merger. In addition to Ms. Sooch, Mr. Ainsworth, Mr. Manuso, Mr. Gallagher, Mr. Meyer and Mr. Rodgers, one additional non-employee director will be designated by Ocuphire to serve as a director of the combined company following the merger.
Name	Age	Position
Executive Officers
Mina Sooch	52	President, Chief Executive Officer, Treasurer, Director, Vice Chair
Bernhard Hoffmann	65	VP of Corporate Development and Finance, Secretary

Non-Employee Directors
Sean Ainsworth	52	Director, Lead Independent Director
James S. Manuso	72	Director
Cam Gallagher	51	Director, Chair of the Board
Alan R. Meyer	67	Director
Richard J. Rodgers	53	Director
Interests of Rexahn Directors and Executive Officers in the Merger (see page 145)
In considering the recommendation of the Rexahn Board with respect to issuing shares of Rexahn common stock as contemplated by the Merger Agreement and the other matters to be acted upon by Rexahn Stockholders at the Rexahn special meeting, Rexahn Stockholders should be aware that certain members of the Rexahn Board and certain of Rexahn’s executive officers have interests in the merger that may be different from, or in addition to, the interests of Rexahn Stockholders. As of September 10, 2020, Rexahn’s directors and current executive officers owned, in the aggregate less than 1% of the shares of Rexahn common stock, which for purposes of this subsection excludes any Rexahn common stock issuable upon exercise of stock options held by such individual. As of September 10, 2020, Rexahn’s directors and current executive officers owned, in the aggregate, unvested Rexahn stock options covering 40,506 shares of Rexahn common stock and vested Rexahn stock options covering 91,521 shares of Rexahn common stock. The affirmative vote of a majority in interest of the holders of Rexahn common stock present in person or by proxy at the Rexahn special meeting and entitled to vote on the matter is required for approval of Proposal Nos. 1, 4, 5 and 6. The affirmative vote of the holders of a majority of the shares of Rexahn common stock outstanding on the Record Date for the Rexahn special meeting and entitled to vote on the matter is required for approval of Proposal Nos. 2 and 3. In addition, Rexahn has entered into an employment agreement with its President and Chief Executive Officer that will result in the receipt by such officer of cash severance payments and other benefits upon an eligible termination of employment of such officer’s employment following the Closing.
Further, Mr. Rodgers, a member of the Rexahn Board, is expected to continue as a member of the Rexahn Board following the merger. Mr. Rodgers, along with the rest of the expected members of the Rexahn Board following the merger, has committed to invest in the Pre-Merger Financing. Mr. Rodgers' investment is for $100,000 in the Pre-Merger Financing. The compensation arrangements with Rexahn’s officers and directors are discussed in greater detail in the sections entitled “The Merger—Interests of Rexahn Directors and Executive Officers in the Merger” and “Rexahn Executive Compensation” in this proxy statement/prospectus/information statement.
Interests of Ocuphire Directors and Executive Officers in the Merger (see page 149)
In considering the recommendation of the Ocuphire Board with respect to the Merger Agreement, Ocuphire Stockholders should be aware that certain members of the Ocuphire Board and certain of Ocuphire’s executive officers have interests in the merger that may be different from, or in addition to, interests they have as Ocuphire Stockholders. All of Ocuphire’s executive officers and directors have options, subject to vesting, to purchase shares of Ocuphire common stock that will be converted into and become options to purchase shares of Rexahn common stock. Certain of Ocuphire’s directors and executive officers are expected to become directors and executive officers of the combined company as described in “Management Following the Merger” upon the Closing, and all of Ocuphire’s directors and executive officers are entitled to certain indemnification and liability insurance coverage pursuant to the terms of the Merger Agreement.
As of September 10, 2020, Ocuphire’s directors and executive officers owned, in the aggregate: (i) approximately 35.6% of the shares of Ocuphire common stock, which excludes (i) Ocuphire common stock issuable in the Pre-Merger Financing, (ii) Ocuphire common stock issuable upon the Convertible Note Conversion, pursuant to the conversion agreement dated June 8, 2020 among Ocuphire and the holders of the Ocuphire convertible notes (the “Note Conversion Agreement”) and (iii) Ocuphire common stock issuable upon exercise or settlement of Ocuphire Options. Affirmative approval from a majority of the outstanding shares of Ocuphire common stock is required to approve the amendment to the Ocuphire Certificate of Incorporation and to adopt and approve the Merger Agreement and the transactions contemplated thereby. The compensation arrangements with Ocuphire’s officers and directors are discussed in greater detail in the sections entitled “Merger Agreement—Interests of Ocuphire Directors and Executive Officers in the Merger” and “Management Following the Merger” in this proxy statement/prospectus/information statement.
Risk Factors (see page 35)
Both Rexahn and Ocuphire are subject to various risks associated with their businesses and their industries. In addition, the merger poses a number of risks to each company and its respective stockholders, including the possibility that the merger may not be completed and the following risks:
•	Rexahn and Ocuphire securityholders may not realize a benefit from the merger commensurate with the ownership dilution they will experience in connection with the merger and the Pre-Merger Financing.
•
The Exchange Ratio set forth in the Merger Agreement is adjustable based on the Parent Cash Amount, so the relative ownership of the combined company as between current Rexahn Stockholders and current Ocuphire Securityholders may change based on, among other things, Rexahn’s interim cash burn prior to the Closing and the estimated warrant liabilities associated with the Rexahn Warrants.

•
The market price of Rexahn common stock will impact the estimated warrant liability amount in the calculation of the Parent Cash Amount, and if the market price of Rexahn common stock continues to increase, Rexahn may not be able to satisfy the minimum Parent Cash Amount requirement in the Merger Agreement or, if Ocuphire waives the minimum Parent Cash Amount condition, Rexahn Stockholders may own significantly less of the combined company than currently estimated.

•
Rexahn has issued and may issue additional shares of Rexahn common stock or other Rexahn securities before Closing in exchange for outstanding Rexahn warrants, which has diluted and would further dilute the ownership interests of current Rexahn Stockholders.

•	The merger consideration at the Closing may have a greater or lesser value than at the time the Merger Agreement was signed.
•
Failure to complete the merger may result in either Rexahn or Ocuphire paying a termination fee to the other party and could significantly harm the market price of Rexahn common stock and negatively affect the future business and operations of each company.

•
The issuance of Rexahn common stock to Ocuphire Stockholders pursuant to the Merger Agreement and the resulting change in control from the merger must be approved by Rexahn Stockholders, and the Merger Agreement and transactions contemplated thereby must be approved by the Ocuphire Stockholders. Failure to obtain these approvals would prevent the Closing.

•	The merger may be completed even though certain events occur prior to the Closing that materially and adversely affect Rexahn or Ocuphire.
•
Some Rexahn and Ocuphire officers and directors have interests in the merger that are different from the respective stockholders of Rexahn and Ocuphire and that may influence them to support or approve the merger without regard to the interests of the respective stockholders of Rexahn and Ocuphire.

•	The market price of Rexahn common stock following the merger may decline as a result of the merger.

•
Rexahn Stockholders and Ocuphire Securityholders will have a reduced ownership and voting interest in, and will exercise less influence over the management of, the combined company following the Closing as compared to their current ownership and voting interest in the respective companies.

•
The combined company will need to raise additional capital by issuing securities or debt or through licensing or other strategic arrangements, which may cause dilution to the combined company's stockholders or restrict the combined company's operations or impact its proprietary rights.

•
During the pendency of the merger, Rexahn and Ocuphire may not be able to enter into a business combination with another party at a favorable price because of restrictions in the Merger Agreement, which could adversely affect their respective businesses.

•
Certain provisions of the Merger Agreement may discourage third parties from submitting alternative takeover proposals, including proposals that may be superior to the arrangements contemplated by the Merger Agreement.

•
Because the lack of a public market for Ocuphire common stock makes it difficult to evaluate the value of Ocuphire common stock, the Ocuphire Stockholders may receive shares of Rexahn common stock in the merger that have a value that is less than, or greater than, the fair market value of Ocuphire common stock.

•	If the conditions to the merger are not met or waived, the merger will not occur.
•	Rexahn and Ocuphire do not anticipate that the combined company will pay any cash dividends in the foreseeable future.
•	Future sales of shares by existing stockholders could cause the combined company’s stock price to decline.
•	The Pre-Merger Financing may not be satisfied.
•	Litigation relating to the merger could require Rexahn or Ocuphire to incur significant costs and suffer management distraction, and could delay or enjoin the merger.
•	The historical unaudited pro forma condensed combined financial information may not be representative of the combined company’s results after the merger.
•
Ocuphire’s risk-adjusted projections, which Oppenheimer relied on for its fairness opinion delivered to the Rexahn Board, assume that Ocuphire’s product candidates receive FDA approval. Ocuphire’s failure to obtain such FDA approval would adversely impact the combined company’s potential to generate revenue, its business and its results of operations.

•
The opinion received by the Rexahn Board from Oppenheimer is subject to a number of assumptions and it has not been, and is not expected to be, updated to reflect changes in circumstances that may have occurred since the date of the opinion.

These risks and other risks are discussed in greater detail under the section entitled “Risk Factors” in this proxy statement/prospectus/information statement. Rexahn and Ocuphire both encourage you to read and consider all of these risks carefully.
Regulatory Approvals (see page 156)
In the United States, Rexahn must comply with applicable federal and state securities laws and the rules and regulations of Nasdaq in connection with the issuance of shares of Rexahn common stock and the filing of this proxy statement/prospectus/information statement with the SEC.
Anticipated Accounting Treatment (see page 161)
Although Rexahn is the legal acquirer and will issue shares of Rexahn common stock to effect the merger with Ocuphire, Ocuphire is considered the accounting acquirer. In accordance with the accounting guidance under Accounting Standards Update (“ASU”) 2017-01, the merger is considered an asset acquisition. Accordingly, the assets and liabilities of Rexahn will be recorded as of the merger Closing date at the purchase price of the accounting acquirer, Ocuphire. Ocuphire will have to allocate the total purchase price among the individual net assets acquired on a fair value basis. Determination of fair value of certain assets acquired is dependent upon certain valuations that have yet to commence or progress to a stage where there is sufficient information for a definitive measurement. A final determination of these estimated fair values, which cannot be made prior to the completion of the transaction, will be based on the actual net tangible assets of Rexahn that exist as of the date of the completion of the transaction. Therefore, the actual purchase price allocation may differ from the amounts reflected in the unaudited pro forma condensed combined financial statements. The unaudited pro forma condensed consolidated financial statements include the accounts of Rexahn since the effective date of merger and Ocuphire since inception.
Appraisal Rights and Dissenters’ Rights (see page 161)
Holders of Rexahn common stock are not entitled to appraisal rights in connection with the merger. Holders of Ocuphire common stock are entitled to appraisal rights in connection with the merger under Delaware law. For more information about such rights, please see the provisions of Section 262 of the DGCL attached as Annex F and the section entitled “The Merger—Appraisal Rights and Dissenters’ Rights” in this proxy statement/prospectus/information statement.
Comparison of Stockholder Rights (see page 340)
Both Rexahn and Ocuphire are incorporated under the laws of the State of Delaware and, accordingly, the rights of the stockholders of each are currently, and will continue to be, governed by the DGCL. If Proposal Nos. 1 and 2 are approved by Rexahn Stockholders at the Rexahn special meeting, and the merger is completed, Ocuphire Stockholders will become stockholders of Rexahn, and their rights will be governed by the DGCL, Rexahn’s amended and restated bylaws (the “Rexahn Bylaws”) and the Rexahn Certificate of Incorporation. The rights of Rexahn stockholders contained in the Rexahn Certificate of Incorporation and Rexahn Bylaws differ from the rights of Ocuphire Stockholders under the Ocuphire Certificate of Incorporation and bylaws (the “Ocuphire Bylaws”), as more fully described under the section entitled “Comparison of Rights of Holders of Rexahn Stock and Ocuphire Stock” in this proxy statement/prospectus/information statement.

SELECTED HISTORICAL AND UNAUDITED PRO FORMA
CONDENSED COMBINED FINANCIAL DATA
The following tables present summary historical financial data for Rexahn and Ocuphire, summary unaudited pro forma condensed combined financial data for Rexahn and Ocuphire, and comparative historical and unaudited pro forma per share data for Rexahn and Ocuphire.
Selected Historical Financial Data of Rexahn
The following selected statement of operations data for the years ended December 31, 2019 and 2018 and the selected balance sheet data as of December 31, 2019 and 2018 was derived from Rexahn’s audited financial statements included elsewhere in this proxy statement/prospectus/information statement. Rexahn derived the following selected statement of operations data for the years ended December 31, 2017, 2016 and 2015 and the selected balance sheet data as of December 31, 2017, 2016 and 2015 from audited financial statements that are not included in this proxy statement/prospectus/information statement. The following selected financial data as of and for the six months ended June 30, 2020 and 2019 are derived from Rexahn’s unaudited condensed financial statements included in this proxy statement/prospectus/information statement.
Rexahn’s historical results are not necessarily indicative of the results that may be expected in the future. You should read the selected financial data below in conjunction with the section entitled “Rexahn Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Rexahn’s financial statements and related notes appearing elsewhere in this proxy statement/prospectus/information statement.
	For the Year Ended December 31,					Six Months Ended June 30,
	2019	2018	2017	2016	2015	2020 (unaudited)	2019 (unaudited)
Statement of Operations Data:
Revenues	$—	$—	$—	$—	$—	$1,150,000	$—
Operating expenses:
General and administrative	5,738,227	7,428,615	6,639,421	6,324,236	6,115,210	3,372,898	3,035,538
Research and development	5,476,776	13,109,058	10,715,296	10,089,149	12,148,226	688,397	3,890,631
Total operating expenses	11,215,003	20,537,673	17,354,717	16,413,385	18,263,436	4,061,295	6,926,169
Loss from operations	(11,215,003)	(20,537,673)	(17,354,717)	(16,413,385)	(18,263,436)	(2,911,295)	(6,926,169)
Other income (expense), net
Interest income	313,700	254,344	207,003	118,565	103,269	40,461	178,035
Mediation settlement	—	—	—	1,770,658	—	—	—
Unrealized gain (loss) on fair value of warrants	2,265,869	5,546,049	(7,594,162)	5,529,907	3,986,727	(227,094)	1,940,854
Other, net	—	368,750	(552,627)	(313,090)	(211,116)	—	—
Total other income (expense), net	2,579,569	6,169,143	(7,939,786)	7,106,040	3,878,880	(186,633)	2,118,889
Net loss	$(8,635,434)	$(14,368,530)	$(25,294,503)	$(9,307,345)	$(14,384,556)	$(3,097,928)	$(4,807,280)
Net Loss per share, basic and diluted(1)	$(2.18)	$(5.25)	$(11.10)	$(5.15)	$(9.49)	$(0.77)	$(1.23)
Weighted average shares outstanding, basic and diluted (1)	3,960,163	2,738,506	2,278,105	1,807,628	1,515,465	4,019,141	3,900,208

	As of December 31,					As of June 30,
	2019	2018	2017	2016	2015	2020 (unaudited)	2019 (unaudited)
Balance Sheet Data:
Cash, cash equivalents and marketable securities	$12,216,767	$14,725,821	$26,831,095	$20,315,580	$23,439,526	$9,208,951	$16,260,169
Total assets	$12,968,772	$16,042,926	$28,287,881	$21,043,532	$24,805,029	$10,249,074	$17,677,234
Total liabilities	$3,010,818	$5,480,036	$11,519,285	$3,985,070	$6,029,481	$3,245,761	$4,054,128
Accumulated deficit	$(163,322,676)	$(154,687,242)	$(140,318,712)	$(115,024,209)	$(105,716,864)	$(166,420,604)	$(159,494,522)
Total Stockholders’ Equity	$9,957,954	$10,562,890	$16,768,596	$17,058,462	$18,775,548	$7,003,313	$13,623,106
(1)
Basic loss per common share is computed by dividing net loss by the weighted average number of shares of common stock outstanding for the period. Diluted loss per common share is computed by dividing net loss by the weighted average number of shares of common stock outstanding, plus the number of common share equivalents that would be dilutive. On May 5, 2017, Rexahn effected a one-for-ten reverse stock split of the outstanding shares of Rexahn common stock, together with a corresponding proportional reduction in the number of authorized shares of Rexahn capital stock. Each 10 shares of Rexahn common stock, par value $0.0001 per share, issued and outstanding at the effective time of the reverse stock split were reclassified and combined into one share of common stock par value $0.0001 per share. On April 12, 2019, Rexahn effected a 1-for-12 reverse stock split of the outstanding shares of Rexahn common stock. Each 12 shares of Rexahn common stock, par value $0.0001 per share, issued and outstanding at the effective time of the reverse stock split were reclassified and combined into one share of common stock par value $0.0001 per share. All share and per share amounts have been restated for all periods to give retroactive effect to the reverse stock splits.

Selected Historical Financial Data of Ocuphire
The selected statement of operations data for the years ended December 31, 2019 and 2018 and the selected balance sheet data as of December 31, 2019 and December 31, 2018 are derived from Ocuphire’s audited financial statements prepared using accounting principles generally accepted in the United States (“U.S. GAAP”), which are included in this proxy statement/prospectus/information statement. The selected statement of operations data for the six months ended June 30, 2020 and 2019 and the selected balance sheet data as of June 30, 2020 and 2019 are derived from Ocuphire's unaudited condensed financial statements included in this proxy statement/prospectus/information statement. The financial data should be read in conjunction with the section entitled “Ocuphire Management's Discussion and Analysis of Financial Condition and Results of Operations” and Ocuphire’s financial statements and related notes appearing elsewhere in this proxy statement/prospectus/information statement. The historical results are not necessarily indicative of results to be expected in any future period.
	Year Ended December 31,		Six Months Ended June 30,
Statement of Operations Data:	2019	2018	2020 (unaudited)	2019 (unaudited)
Operating expenses:
General and administrative	$1,820,477	$743,279	$942,471	$777,189
Research and development	2,372,502	555,951	928,561	828,450
Acquired in-process research and development	—	—	2,126,253	—
Total operating expenses	4,192,979	1,299,230	3,997,285	1,605,639
Loss from operations	(4,192,979)	(1,299,230)	(3,997,285)	(1,605,639)
Interest expense	(1,409,096)	(196,506)	(1,242,624)	(319,869)
Fair value change of premium conversion derivatives	(499,414)	(21,238)	(721,444)	(132,083)
Gain on note extinguishment	—	—	1,260,350	—
Other income, net	(67,471)	(109,897)	8,505	—
Loss before income taxes	(6,168,960)	(1,626,871)	(4,692,498)	(2,057,591)
Benefit (provision) for income taxes	—	—	—	—
Net loss	(6,168,960)	(1,626,871)	(4,692,498)	(2,057,591)
Other comprehensive loss, net of tax	—	—	—	—
Comprehensive loss	$(6,168,960)	$(1,626,871)	$(4,692,498)	$(2,057,591)
Net loss per share:
Basic and diluted(1)	$(2.29)	$(0.68)	$(1.36)	$(0.77)
Number of shares used in per share calculations:
Basic and diluted(1)	2,692,793	2,388,941	3,451,031	2,685,467
(1)
See Note 9 to Ocuphire’s financial statements appearing elsewhere in this proxy statement/prospectus/information statement for further details on the calculation of net loss per share, basic and diluted, attributable to common stockholders, and the weighted-average number of shares used in computation of the per share amounts.

	As of December 31,		As of June 30,
	2019	2018	2020 (unaudited)	2019 (unaudited)
Balance Sheet Data:
Cash and cash equivalents	$1,536,917	$451,342	$854,331	$1,191,794
Total assets	1,784,279	533,073	3,499,908	2,996,731
Convertible notes (including premium conversion derivatives)	8,380,498	1,643,146	10,300,593	5,848,940
Total liabilities	9,343,803	2,231,747	12,277,261	6,596,510
Accumulated deficit	(8,054,703)	(1,885,743)	(12,747,201)	(3,943,334)
Total shareholders’ deficit	(7,559,524)	(1,698,674)	(8,777,353)	(3,599,779)
Selected Unaudited Pro Forma Condensed Combined Financial Data of Rexahn and Ocuphire
The following selected unaudited pro forma condensed combined financial data gives effect to: (i) the Merger and (ii) the Initial Shares issued to stockholders of Ocuphire upon the closing of the Pre-Merger Financing (collectively, the “Pro Forma Events”). The unaudited pro forma condensed combined financial information was prepared using the acquisition method of accounting under U.S. generally accepted accounting principles (“GAAP”). For accounting purposes, Ocuphire is considered to be acquiring Rexahn and the merger is expected to be accounted for as an asset acquisition. Ocuphire was determined to be the accounting acquirer based upon the terms of the Merger Agreement and other factors including: (i) Ocuphire Securityholders (including the Investors) would own approximately 86.9% of Rexahn immediately following the Effective Time assuming Rexahn delivers a Parent Cash Amount of $1.9 million on the Anticipated Closing Date, (ii) Ocuphire will hold 6 of the 7 board seats of the combined company and (iii) Ocuphire’s management will hold all key positions in the management of the combined company.
The Rexahn and Ocuphire unaudited pro forma condensed combined balance sheet data assume that the Pro Forma Events took place on June 30, 2020, and combines the Rexahn and Ocuphire historical balance sheets at June 30, 2020. The Rexahn and Ocuphire unaudited pro forma condensed combined statements of operations data assume that the Pro Forma Events took place as of January 1, 2019, and combines the historical results of Rexahn and Ocuphire for the year ended December 31, 2019 and of Rexahn and Ocuphire for the six months ended June 30, 2020.
The selected unaudited pro forma condensed combined financial data are presented for illustrative purposes only and are not necessarily indicative of the combined financial position or results of operations of future periods or the results that actually would have been realized had the entities been a single entity during these periods. The selected unaudited pro forma condensed combined financial data as of and for the six months ended June 30, 2020 and for the year ended December 31, 2019 are derived from the unaudited pro forma condensed combined financial information and should be read in conjunction with that information. For more information, please see the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” in this proxy statement/prospectus/information statement.
The unaudited pro forma condensed combined financial information assumes that, at the Effective Time, each share of Ocuphire common stock will be converted into the right to receive shares of Rexahn common stock such that, immediately after the Merger, Rexahn Stockholders are expected to own approximately 13.1% of the fully-diluted common stock of the combined company, and Ocuphire Securityholders (including the Investors) are expected to own approximately 86.9% of the fully-diluted common stock of the combined company, assuming Rexahn delivers a Parent Cash Amount of $1.9 million. Such percentages are subject to adjustment to account for the occurrence of certain events discussed elsewhere in this proxy statement/prospectus/information statement. Based on Rexahn’s current estimates, Rexahn anticipates delivering a Parent Cash Amount between $1.9 million and $2.4 million assuming the Closing occurs by November 14, 2020, which is the end date set forth in the Merger Agreement; however, the final Parent Cash Amount will not be calculated until the Anticipated Closing Date, and may vary significantly depending on, among other things, Rexahn’s ability to control and correctly estimate its operating expenses, expenses relating to Rexahn’s ongoing litigation and the trading price of Rexahn common stock (and its impact on Rexahn’s estimated warrant liabilities, which are deducted from the Parent Cash Amount). If the Parent Cash Amount is $1.9 million on the Anticipated Closing Date, then immediately following the Effective Time, Rexahn Stockholders would own approximately 13.1% of Rexahn common stock, and the Ocuphire Securityholders would own, or hold rights to acquire, approximately 86.9% of Rexahn common stock, in each case calculated on a fully-diluted basis. Under the terms of the Merger Agreement, Rexahn Stockholders’ ownership percentage in the combined company is subject to a floor of approximately 9.1% regardless of the Parent Cash Amount on the Anticipated Closing Date, assuming Ocuphire waives the minimum Parent Cash Amount condition at or prior to Closing.

Unaudited Pro Forma Condensed Combined Statements of Operations Data
	For the Six Months Ended June 30, 2020	For the Year Ended December 31, 2019
Revenue	$1,150,000	$—
General and administrative expenses	2,705,055	7,070,635
Research and development expenses	1,616,958	7,849,278
Acquired in-process research and development expenses	2,126,253	—
Loss from operations	(5,298,266)	(14,919,913)
Net loss attributable to common stockholders	(5,476,394)	(12,407,815)
Net loss per share, basic and diluted	(0.21)	(0.59)
Unaudited Pro Forma Condensed Combined Balance Sheet Data
As of June 30, 2020
Cash and cash equivalents	$29,121,282
Working capital, net	22,298,160
Total assets	31,451,968
Accumulated deficit	(29,952,599)
Total stockholders’ equity	22,288,221
Comparative Historical and Unaudited Pro Forma Per Share Data
The information below reflects the historical net loss and book value per share of Rexahn common stock and the historical net loss and book value per share of Ocuphire common stock in comparison with the unaudited pro forma net loss and book value per share after giving effect to the Pro Forma Events on an asset acquisition basis.
You should read the tables below in conjunction with the audited and unaudited consolidated financial statements of Rexahn included in this proxy statement/prospectus/information statement and the audited and unaudited financial statements of Ocuphire included in this proxy statement/prospectus/information statement and the related notes and the unaudited pro forma condensed combined financial information and notes related to such financial statements included elsewhere in this proxy statement/prospectus/information statement.
Rexahn
	Six Months Ended June 30, 2020	Year Ended December 31, 2019
Historical Per Common Share Data:
Basic and diluted net loss per share	$(0.77)	$(2.18)
Book value per share	1.74	2.48
Ocuphire
	Six Months Ended June 30, 2020	Year Ended December 31, 2019
Historical Per Common Share Data:
Basic and diluted net loss per share	$(1.36)	$(2.29)
Book value per share	(2.48)	(2.80)
Combined company
	Six Months Ended June 30, 2020	Year Ended December 31, 2019
Pro Forma Per Common Share Data:
Basic and diluted net loss per share	$(0.21)	$(0.59)
Book value per share	0.85	N/A

MARKET PRICE AND DIVIDEND INFORMATION
Rexahn common stock is listed on the Nasdaq Capital Market under the symbol “REXN.” Ocuphire is a private company and shares of Ocuphire common stock are not publicly traded. The closing price of Rexahn common stock on June 17, 2020, the last trading day prior to the public announcement of the merger, was $2.90 per share, and the closing price of Rexahn common stock was $1.91 on September 14, 2020, each as reported on the Nasdaq Capital Market. Because the market price of Rexahn common stock is subject to fluctuation, the market value of the shares of Rexahn common stock that Ocuphire Stockholders will be entitled to receive in the merger may increase or decrease.
Assuming stockholder approval and successful application for initial listing on the Nasdaq Capital Market, following the consummation of the merger, the Rexahn common stock will trade on the Nasdaq Capital Market under the new name, “Ocuphire Pharma, Inc.,” and new trading symbol “OCUP.”
As of    , 2020, the Record Date for the Rexahn special meeting, there were approximately holders of record of Rexahn common stock. As of    , 2020, Ocuphire had    holders of record of Ocuphire common stock. This number does not include stockholders for whom shares were held in “nominee” or “street name.” For detailed information regarding the beneficial ownership of certain Rexahn Stockholders upon consummation of the merger, see the section entitled “Principal Stockholders of the Combined Company” in this proxy statement/prospectus/information statement.
Dividends
Rexahn has never declared or paid any cash dividends on the Rexahn common stock and does not anticipate paying cash dividends on the Rexahn common stock for the foreseeable future. Notwithstanding the foregoing, any determination to pay cash dividends subsequent to the merger will be at the discretion of the combined company’s then-current board of directors and will depend upon a number of factors, including the combined company’s results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors the then-current board of directors deems relevant.
Ocuphire has never paid or declared any cash dividends on the Ocuphire common stock. If the merger does not occur, Ocuphire does not anticipate paying any cash dividends on the Ocuphire common stock in the foreseeable future, and Ocuphire intends to retain all available funds and any future earnings to fund the development and expansion of its business. Any future determination to pay dividends will be at the discretion of the Ocuphire Board and will depend upon a number of factors, including its results of operations, financial condition, future prospects, contractual restrictions, and restrictions imposed by applicable laws and other factors the Ocuphire Board deems relevant.

RISK FACTORS
The combined company will be faced with a market environment that cannot be predicted and that involves significant risks, many of which will be beyond its control. In addition to the other information contained in this proxy statement/prospectus/information statement, you should carefully consider the material risks described below and those described in the section of this proxy statement/prospectus/information statement titled “Cautionary Statement Concerning Forward-Looking Statements” before deciding how to vote your shares of stock. You should also read and consider the other information in this proxy statement/prospectus/information statement. Please see the section titled “Where You Can Find More Information” in this proxy statement/prospectus/information statement.
Risks Related to the Merger
The Exchange Ratio set forth in the Merger Agreement is adjustable based on the Parent Cash Amount, which will be impacted by, among other things, the market price of Rexahn common stock, and if the market price of Rexahn common stock continues to increase, Rexahn may not be able to satisfy the minimum Parent Cash Amount requirement in the Merger Agreement or, if Ocuphire waives the minimum Parent Cash Amount condition, the Rexahn Stockholders may own significantly less of the combined company than currently estimated.
The Exchange Ratio formula in the Merger Agreement is subject to adjustment based on the Parent Cash Amount on the Anticipated Closing Date. For example, if the Parent Cash Amount is $0, which is the minimum Parent Cash Amount that Rexahn is required to deliver on the Anticipated Closing Date to consummate the merger, then immediately following the Effective Time, Rexahn Stockholders would own approximately 11.2% of Rexahn common stock, and Ocuphire Securityholders would own, or hold rights to acquire, approximately 88.8% of Rexahn common stock, in each case calculated on a fully-diluted basis. The calculation of the Exchange Ratio under the Merger Agreement and post-closing ownership of Rexahn Stockholders are subject to adjustment based on an assumed value of Rexahn at Closing based on Rexahn’s Parent Cash Amount as of the Anticipated Closing Date. To the extent the Parent Cash Amount falls below $3.2 million or exceeds $6.0 million, Rexahn’s assumed value would be reduced or increased by $150,000 for every $100,000 below or above the thresholds referenced. According to the terms of the Merger Agreement, if the Parent Cash Amount on the Anticipated Closing Date is between $3.2 million and $6.0 million, then immediately following the consummation of the merger, Rexahn Stockholders would own approximately 14.3% of Rexahn common stock, and Ocuphire Securityholders would own, or hold rights to acquire, approximately 85.7% of Rexahn common stock, in each case, calculated on a fully-diluted basis. The adjustments in the Exchange Ratio formula in the Merger Agreement provide for incremental adjustments of $150,000 to the assumed value of Rexahn for every $100,000 that the Parent Cash Amount is less than $3.2 million or more than $6.0 million, with incremental upward adjustments to the Exchange Ratio to the extent that the Parent Cash Amount is less than $3.2 million and incremental downward adjustments to the Exchange Ratio to the extent that the Parent Cash Amount is more than $6.0 million.
Under the Merger Agreement, “Parent Cash Amount” is reduced by, among other things, certain estimated liabilities associated with Rexahn Warrants (the “Estimated Warrant Amount”) to be calculated approximately 10 days prior to Closing in accordance with the terms of the Merger Agreement. The Estimated Warrant Amount will be impacted by, among other things, the trading price of a share of Rexahn common stock on such calculation date, with such Estimated Warrant Amount increasing as the trading price increases and decreasing as the trading price decreases.
Based on Rexahn’s current estimates, Rexahn anticipates delivering a Parent Cash Amount between $1.9 million and $2.4 million assuming the Closing occurs by November 14, 2020, which is the end date set forth in the Merger Agreement; however, the final Parent Cash Amount will not be calculated until the Anticipated Closing Date, and may vary significantly depending on, among other things, Rexahn’s ability to control and correctly estimate its operating expenses, expenses relating to Rexahn’s ongoing litigation and the trading price of Rexahn common stock (and its impact on Rexahn’s estimated warrant liabilities, which are deducted from the Parent Cash Amount). If the Parent Cash Amount is $1.9 million on the Anticipated Closing Date, then immediately following the Effective Time, Rexahn Stockholders would own approximately 13.1% of Rexahn common stock, and Ocuphire Securityholders would own, or hold rights to acquire, approximately 86.9% of Rexahn common stock, in each case calculated on a fully-diluted basis. Under the terms of the Merger Agreement, Rexahn Stockholders’ ownership percentage in the combined company is subject to a floor of approximately 9.1% regardless of the Parent Cash Amount on the Anticipated Closing Date, assuming Ocuphire waives the minimum Parent Cash Amount condition at or prior to Closing. If the Rexahn’s estimated warrant liabilities rise due to an increase in the market price of Rexahn common stock, or Rexahn’s cash decreases for any other reason (including, for example, due to the ongoing litigation related to the merger) then Rexahn may be unable to satisfy the minimum Parent Cash Amount requirement of $0. If the Parent Cash Amount on the Anticipated Closing Date is less than $0, Rexahn would be unable to satisfy a closing condition for the merger, and the merger would not close unless Ocuphire waives such condition. Even if Ocuphire waives the minimum Parent Cash Amount requirement, Rexahn Stockholders would own significantly less of the combined company than currently estimated. Further, these ownership percentages give effect to the shares of Ocuphire common stock that will be issued to Investors in the Pre-Merger Financing prior to the Effective Time, but do not account for any additional shares of Rexahn common stock that may be issued to Investors following the Effective Time or shares of Rexahn common stock issuable pursuant to the Investor Warrants issued to Investors after the Effective Time. As a result, Ocuphire Securityholders and Rexahn Stockholders could own less of the combined company than currently contemplated. For example, assuming an Exchange Ratio of 4.3812 and Parent Cash Amount of $1.9 million, if the average of the five lowest volume-weighted average trading prices of Rexahn common stock on Nasdaq during the first ten trading days immediately following the closing of the Pre-Merger Financing is equal to $0.2535 or lower, then the pre-merger holders of Rexahn common stock would own approximately 2.3% of the fully-diluted combined company equity securities. Rexahn Stockholders will not know the percentage of securities they will hold in the combined company at the time of the Rexahn special meeting. Please see the section entitled “The Merger–Merger Consideration and Exchange Ratio” beginning on page 151 of this proxy statement/prospectus/information statement.
Rexahn and Ocuphire Securityholders may not realize a benefit from the merger commensurate with the ownership dilution they will experience in connection with the merger and the Pre-Merger Financing.
If the combined company is unable to realize the full strategic and financial benefits currently anticipated from the merger, Rexahn Stockholders and Ocuphire Stockholders will have experienced substantial dilution of their ownership interests in their respective companies, including as a result of the Pre-Merger Financing, without receiving any commensurate benefit, or only receiving part of the commensurate benefit to the extent the combined company is able to realize only part of the strategic and financial benefits currently anticipated from the merger and the Pre-Merger Financing.
The Investor Warrants will be issued on the tenth trading day following the merger, will be exercisable immediately upon issuance and contain price-based adjustment provisions, pursuant to which the number of shares of the combined company’s common stock that are issuable upon exercise of the Investor Warrants may be adjusted upward based upon the volume weighted average trading price of the combined organization’s common stock after closing and in the event of certain dilutive issuances by the combined company. The circumstances under which the number of shares of the combined company’s common stock issuable upon exercise of the Investor Warrants may be adjusted upward are set forth in the Investor Warrants and described in the sections entitled “Agreements Related to the Merger − Series A Warrants” and “Agreements Related to the Merger − Series B Warrants” in this proxy statement/prospectus/information statement.
If the adjustment provisions in the Investor Warrants are triggered, a substantial number of additional shares of the combined company’s common stock may become issuable upon exercise of the Investor Warrants, potentially increasing the impact of any subsequent exercise of the Investor Warrants and resale of the shares issuable pursuant thereto.
For illustrative purposes, what follows are four potential scenarios of the dilution that stockholders in the combined company may face as a result of the Pre-Merger Financing as of the warrant closing date, assuming different market prices of the Rexahn common stock on the Nasdaq Capital Market. The maximum amount of shares of Rexahn common stock that could be issuable upon the exercise of the Investor Warrants is the same amount whether determined on the warrant closing date or on any Reset Date, due to the application of the Floor Price on all such dates.
Assumptions
Based on a sample Exchange Ratio of 4.3812, and Ocuphire and Rexahn capitalization as of September 10, 2020, the number of shares of Rexahn common stock to be issued to the Investors at the Effective Time in exchange for the Initial Shares (the “Converted Initial Shares”) would be 5,145,259, resulting in an effective price per share (based on the aggregate purchase price of $21,150,000) of approximately $4.11. The sample Exchange Ratio of 4.3812 assumes (i) Rexahn’s and Ocuphire’s capitalization as of September 10, 2020, (ii) the Ocuphire convertible notes converted on September 10, 2020, and (iii) Rexahn has a Parent Cash Amount of $1.9 million. Different sample Exchange Ratios used elsewhere in this proxy statement/prospectus/information statement have different underlying assumptions that vary based on when such assumptions were made. For example, the sample Exchange Ratio used in the opinion of Oppenheimer attached as Annex E hereto assumed (i) Rexahn’s and Ocuphire’s capitalization as of June 17, 2020, (ii) the Ocuphire convertible notes converted on June 17, 2020, and (iii) Rexahn would deliver a Parent Cash Amount of $720,000. The Exchange Ratio formula is described in more detail in the Merger Agreement and in the section entitled “The Merger—Merger Consideration and Exchange Ratio” of this proxy statement/prospectus/information. In addition, 15,435,777 shares of Rexahn common stock would be issued to the escrow agent at such time in exchange for the Additional Shares (the “Converted Additional Shares”). Further, the Floor Price (as defined in the section entitled “Prospectus Summary - Pre-Merger Financing”) would be approximately $0.2535 per share.
Under the terms of the Securities Purchase Agreement, if the average of the five lowest volume-weighted average trading prices of a share of Rexahn common stock on Nasdaq during the first ten trading days immediately following the closing of the Pre-Merger Financing multiplied by 85% is less than $4.11 (the effective price per share of the Initial Shares), then the Investors will be entitled to receive a combination of Converted Additional Shares and Investor Warrants.
Scenario 1
If on the warrant closing date, the average of the five lowest volume-weighted average trading prices of a share of Rexahn common stock on Nasdaq during the first ten trading days immediately following the closing of the Pre-Merger Financing is equal to $4.84 (85% of which is $4.11) or more, then no Converted Additional Shares would be deliverable to the Investors from escrow, all of the outstanding Converted Additional Shares held by the escrow agent on such date would be returned to and cancelled by the combined company, the Series A Warrants would be exercisable for 5,145,259 shares with an exercise price of approximately $4.93 per share and the Series B Warrants would be exercisable for zero shares, with both warrants subject to Resets (as defined in the section entitled “Prospectus Summary − Pre-Merger Financing”) on subsequent Reset Dates (as defined in the section entitled “Prospectus Summary − Pre-Merger Financing”). In such case, when excluding the Series A Warrants, the pre-merger holders of Rexahn common stock would own approximately 13.1% of the fully-diluted combined company equity securities, the pre-merger holders of Ocuphire common stock (not including the Investors) would own approximately 71.9% of such amount and the Investors would own approximately 15.0% of such amount. Taking into account the shares of Rexahn common stock underlying the Series A Warrants, such percentages would be approximately 11.4%, 62.5% and 26.1%, respectively.
Scenario 2
If on the warrant closing date the average of the five lowest volume-weighted average trading prices of a share of Rexahn common stock on Nasdaq during the first ten trading days immediately following the closing of the Pre-Merger Financing is equal to $3.00 (85% of which is $2.55), then 3,148,859 Converted Additional Shares would be deliverable to the Investors from escrow, 12,286,918 of the remaining Converted Additional Shares in escrow on such date would be returned to and cancelled by the combined company, the Series A Warrants would be exercisable for 8,294,118 shares with an exercise price of $3.06 per share and the Series B Warrants would be exercisable for zero shares, with both warrants subject to Resets on subsequent Reset Dates. In such case, when excluding the Series A Warrants, the pre-merger holders of Rexahn common stock would own approximately 12.0% of the fully-diluted combined company equity securities, the pre-merger holders of Ocuphire common stock would own approximately 65.9% and the Investors would own approximately 22.1% of such amount. Taking into account the shares of Rexahn common stock underlying the Series A Warrants, such percentages would be approximately 9.8%, 53.9% and 36.3% respectively.
Scenario 3
If on the warrant closing date the average of the five lowest volume-weighted average trading prices of a share of Rexahn common stock on Nasdaq during the first ten trading days immediately following the closing of the Pre-Merger Financing is equal to $1.50 (85% of which is approximately $1.28), then 11,442,977 of the Converted Additional Shares would be deliverable to the Investors from escrow, 3,992,800 Converted Additional

Shares would be returned to and cancelled by the combined company, the Series A Warrants would be exercisable for 16,588,236 shares with an exercise price of approximately $1.53 per share and the Series B Warrants would be exercisable for zero shares, with both warrants subject to Resets on subsequent Reset Dates. In such case, when excluding the Series A Warrants, the pre-merger holders of Rexahn common stock would own approximately 9.8% of the fully-diluted combined company equity securities, the pre-merger holders of Ocuphire common stock (not including the Investors) would own approximately 53.9% of such amount and the Investors would own approximately 36.3% of such amount. Taking into account the shares of Rexahn common stock underlying the Series A Warrants, such percentages would be approximately 7.2%, 39.6% and 53.2%, respectively.
Scenario 4
If on the warrant closing date the average of the five lowest volume-weighted average trading prices of a share of Rexahn common stock on Nasdaq during the first ten trading days immediately following the closing of the Pre-Merger Financing is equal to $0.2982 (85% of which is approximately $0.2535, the estimated Floor Price) or lower, then all 15,435,777 of the Converted Additional Shares would be deliverable to the Investors from escrow, no Converted Additional Shares would be returned to and cancelled by the combined company, the Series A Warrants would be exercisable for 83,431,953 shares with an exercise price of approximately $0.30 per share and the Series B Warrants would be exercisable for 62,850,917 shares with an exercise price of $0.0001 per share, this being the maximum amount issuable under such warrants, and therefore no increases upon subsequent Resets while the Floor Price still applies. In such case, when including the Series B Warrants but excluding the Series A Warrants, the pre-merger holders of Rexahn common stock would own approximately 4.0% of the fully-diluted combined company equity securities, the pre-merger holders of Ocuphire common stock (not including the Investors) would own approximately 21.9% of such amount and the Investors would own approximately 74.1% of such amount. Taking into account the shares of Rexahn common stock underlying the Series A Warrants, such percentages would be approximately 2.3%, 12.6% and 85.1%, respectively.
If Rexahn exchanges outstanding Rexahn Warrants for newly issued shares of Rexahn common stock or other Rexahn securities prior to the Closing, Rexahn Stockholders will suffer additional dilution at the Effective Time.
Under the Merger Agreement, Parent Cash Amount is reduced by, among other things, the Estimated Warrant Amount to be calculated approximately 10 days prior to Closing in accordance with the terms of the Merger Agreement. The Estimated Warrant Amount will be impacted by, among other things, the trading price of a share of Rexahn common stock, with such Estimated Warrant Amount increasing as the trading price increases and decreasing as the trading price decreases. Under the Merger Agreement, Rexahn is permitted to exchange or modify outstanding Rexahn Warrants for (i) newly issued shares of Rexahn common stock without obtaining Ocuphire’s prior consent and (ii) Replacement Warrants or in-the-money Rexahn securities with the prior consent of Ocuphire. In addition, the Parent Cash Amount will be increased by $1.00 for each share of Rexahn common stock underlying any outstanding Rexahn warrant that is exchanged and terminated in exchange for a newly issued share of Rexahn common stock between the date of execution of the Merger Agreement and the Effective Time. Rexahn’s issuance of newly issued shares of Rexahn common stock, Replacement Warrants and/or other Rexahn securities would have a dilutive effect on Rexahn Stockholders at the Effective Time. For example, any newly issued shares of Rexahn common stock and in-the-money Replacement Warrants will be counted toward Rexahn’s fully diluted shares outstanding for purposes of calculating the Exchange Ratio, and one-half of any out-of-the-money Replacement Warrants will be counted toward such amount. A Replacement Warrant will be out-of-the-money if its exercise price is equivalent to or greater than $2.5025, and will be in-the-money if its exercise price is less than such amount. Since the execution of the Merger Agreement, Rexahn has entered into warrant exchange agreements with several holders of Rexahn Warrants, pursuant to which Rexahn has issued to such holders an aggregate of 464,057 shares of Rexahn common stock in exchange for the surrender and cancellation of an aggregate of 995,757 Rexahn Warrants.
The merger consideration at the Closing may have a greater or lesser value than at the time the Merger Agreement was signed.
The Merger Agreement has set the calculation of the Exchange Ratio for the Ocuphire capital stock, and the Exchange Ratio is based on the fully-diluted capitalization of Ocuphire and Rexahn, in each case immediately prior to the Closing as described in the section entitled “The Merger—Merger Consideration and Exchange Ratio.”

The Merger Agreement does not include a price-based termination right. Therefore, if before the completion of the merger the market price of Rexahn common stock declines from the market price on the date of the Merger Agreement, then Ocuphire Stockholders could receive merger consideration with substantially lower value than the value of such merger consideration on the date of the Merger Agreement. Similarly, if before the completion of the merger the market price of Rexahn common stock increases from the market price of Rexahn common stock on the date of the Merger Agreement, then Ocuphire Stockholders could receive merger consideration with substantially greater value than the value of such merger consideration on the date of the Merger Agreement. Because the Exchange Ratio does not adjust as a direct result of changes in the market price of Rexahn common stock (other than to the extent such changes impact the calculation of the Parent Cash Amount due to changes in liabilities associated with Rexahn Warrants), changes in the market price of Rexahn common stock will change the value of the total merger consideration payable to Ocuphire Stockholders pursuant to the Merger Agreement.
Stock price changes may result from a variety of factors, including, but not limited to, changes in Ocuphire’s or Rexahn’s respective businesses, operations and prospects, reductions or changes in U.S. government spending or budgetary policies, market assessments of the likelihood that the merger will be completed, interest rates, federal, state, and local legislation, governmental regulation, legal developments in the industry segments in which Ocuphire or Rexahn operate, the timing of the merger, and general market, industry and economic conditions, including pandemics and other public health emergencies. The COVID-19 pandemic, in particular, has introduced unusually high levels of volatility into financial and stock markets, and may affect the value of Rexahn common stock.
Failure to complete the merger may result in either Rexahn or Ocuphire paying a termination fee to the other party and could significantly harm the market price of Rexahn common stock and negatively affect the future business and operations of each company.
If the merger is not completed and the Merger Agreement is terminated under certain circumstances, Rexahn or Ocuphire may be required to pay the other party a termination fee of $750,000, and in some circumstances Ocuphire may be required to reimburse Rexahn’s expenses up to a maximum of $750,000. Even if a termination fee or expenses of the other party are not payable in connection with a termination of the Merger Agreement, each of Rexahn and Ocuphire will have incurred significant fees and expenses, which must be paid whether or not the merger is completed. Further, if the merger is not completed, it could significantly harm the market price of Rexahn common stock and raise serious doubts as to its ability to continue as an entity.
In addition, if the Merger Agreement is terminated and the Rexahn Board or Ocuphire Board determines to seek another business combination, there can be no assurance that either Rexahn or Ocuphire will be able to find a partner and close an alternative transaction on terms that are as favorable or more favorable than the terms set forth in the Merger Agreement. See the section entitled “Risk Factors—If the merger is not completed, Rexahn may not be able to otherwise source adequate liquidity to fund its operations, meet its obligations, and continue as a going concern. The Rexahn Board may decide to pursue a dissolution and liquidation of Rexahn. In such an event, there can be no assurances as to the amount or timing of available cash left, if any, to distribute to its stockholders after paying its debts and other obligations and setting aside funds for reserves” in this proxy statement/prospectus/information statement.
The issuance of Rexahn common stock to Ocuphire Stockholders pursuant to the Merger Agreement and the resulting change in control from the merger must be approved by Rexahn Stockholders, and the Merger Agreement and transactions contemplated thereby must be approved by the Ocuphire Stockholders. Failure to obtain these approvals would prevent the Closing.
Before the merger can be completed, the Rexahn Stockholders must approve, among other things, the issuance of Rexahn common stock to Ocuphire Stockholders pursuant to the Merger Agreement and the resulting change in control from the merger, and Ocuphire Stockholders must approve the Merger Agreement and the transactions contemplated thereby. Failure to obtain the required stockholder approvals may result in a material delay in, or the abandonment of, the merger. Any delay in completing the merger may materially adversely affect the timing and benefits that are expected to be achieved from the merger.

The merger may be completed even though certain events occur prior to the Closing that materially and adversely affect Rexahn or Ocuphire.
The Merger Agreement provides that either Rexahn or Ocuphire can refuse to complete the merger if there is a material adverse change affecting the other party between June 17, 2020, the date of the Original Merger Agreement, and the Closing. However, certain types of changes do not permit either party to refuse to complete the merger, even if such change could be said to have a material adverse effect on Rexahn or Ocuphire, including:
•	general business, economic or political conditions affecting the industries in which Ocuphire or Rexahn, as applicable, operates;
•	any natural disaster or any acts of war, armed hostilities or terrorism;
•	changes in financial, banking or securities markets;
•
with respect to Rexahn, any change in its stock price or trading volume excluding any underlying effect that may have caused such change, unless such effect is otherwise exempt from causing a material adverse effect under the Merger Agreement;

•	any change in, or any compliance with or action taken for the purpose of complying with, applicable laws or U.S. GAAP, or interpretations thereof;
•	continued losses from operations or decreases in cash balances of Rexahn; and
•	the taking of any action, or failure to take action, by Rexahn or Ocuphire required to comply with the terms of the Merger Agreement.
If adverse changes occur and Rexahn and Ocuphire still complete the merger, the market price of the combined company’s common stock may suffer. This in turn may reduce the value of the merger to the stockholders of Rexahn, Ocuphire or both.
Some Rexahn and Ocuphire officers and directors have interests in the merger that are different from the respective stockholders of Rexahn and Ocuphire and that may influence them to support or approve the merger without regard to the interests of the respective stockholders of Rexahn and Ocuphire.
Certain officers and directors of Rexahn and Ocuphire participate in arrangements that provide them with interests in the merger that are different from the interests of the respective stockholders of Rexahn and Ocuphire, including, among others, the continued service as an officer or director of the combined company, severance benefits, the acceleration of stock option vesting, continued indemnification and the potential ability to sell an increased number of shares of common stock of the combined company in accordance with Rule 144 under the Securities Act. For example, Rexahn has entered into an employment agreement with its President and Chief Executive Officer that will result in the receipt by such officer of cash severance payments and other benefits upon an eligible termination of employment of such officer’s employment following the Closing. In addition, Mr. Rodgers, a member of the Rexahn Board, is expected to continue as a member of the Rexahn Board following the merger. Mr. Rodgers, along with the rest of the expected members of the Rexahn Board following the merger, has committed to invest in the Pre-Merger Financing. Mr. Rodgers’ investment is for $100,000 in the Pre-Merger Financing. The compensation arrangements with Rexahn’s officers and directors are discussed in greater detail in the sections entitled “The Merger—Interests of Rexahn Directors and Executive Officers in the Merger” and “Rexahn Executive Compensation-Director Compensation” in this proxy statement/prospectus/information statement.
These interests, among others, may influence the officers and directors of Rexahn and Ocuphire to support or approve the merger. For more information concerning the interests of Rexahn’s and Ocuphire’s respective officers and directors, see the sections entitled “The Merger—Interests of Rexahn Directors and Executive Officers in the Merger” and “The Merger—Interests of Ocuphire Directors and Executive Officers in the Merger” in this proxy statement/prospectus/information statement.

The market price of Rexahn common stock following the merger may decline as a result of the merger.
The market price of Rexahn common stock may decline as a result of the merger for a number of reasons, including if:
•	investors react negatively to the prospects of the combined company’s product candidates, business and financial condition following the merger;
•	the effect of the merger on the combined company’s business and prospects is not consistent with the expectations of financial or industry analysts; or
•	the combined company does not achieve the perceived benefits of the merger as rapidly or to the extent anticipated by financial or industry analysts.
Rexahn and Ocuphire securityholders will have a reduced ownership and voting interest in, and will exercise less influence over the management of, the combined company following the Closing as compared to their current ownership and voting interest in the respective companies.
If the proposed merger is completed, the current securityholders of Rexahn and Ocuphire will own a smaller percentage of the combined company than their ownership in their respective companies prior to the merger. Accordingly, the issuance of shares of Rexahn common stock to Ocuphire Stockholders in the merger will reduce significantly the relative voting power of each share of Rexahn common stock held by its current stockholders and will reduce the relative voting power of each share of Ocuphire common stock held by its current stockholders. Consequently, Rexahn Stockholders as a group and Ocuphire Stockholders as a group will have less influence over the management and policies of the combined company after the merger than prior to the merger.
In addition, the board of directors for the post-merger combined company is expected to be comprised of seven directors, one of whom is expected to be Richard J. Rodgers, a current member of the Rexahn Board, and the remaining six directors are expected to include existing Ocuphire board members and an additional director designated by Ocuphire. Consequently, securityholders of both Rexahn and Ocuphire will be able to exercise less influence over the management and policies of the combined company following the Closing than they currently exercise over the management and policies of their respective companies.
The combined company will need to raise additional capital by issuing securities or debt or through licensing or other strategic arrangements, which may cause dilution to the combined company’s stockholders or restrict the combined company's operations or impact its proprietary rights.
The combined company may be required to raise additional funds sooner than currently planned. If either or both of Rexahn or Ocuphire hold less cash at the time of the Closing than the parties currently expect, the combined company will need to raise additional capital sooner than expected. Additional financing may not be available to the combined company when it needs it or may not be available on favorable terms. To the extent that the combined company raises additional capital by issuing equity securities, such an issuance may cause significant dilution to the combined company’s stockholders’ ownership and the terms of any new equity securities may have preferences over the combined company’s common stock. Any debt financing the combined company enters into may involve covenants that restrict its operations. These restrictive covenants may include limitations on additional borrowing and specific restrictions on the use of the combined company’s assets, as well as prohibitions on its ability to create liens, pay dividends, redeem its stock or make investments. In addition, if the combined company raises additional funds through licensing, partnering or other strategic arrangements, it may be necessary to relinquish rights to some of the combined company’s technologies or product candidates and proprietary rights, or grant licenses on terms that are not favorable to the combined company.
Furthermore, provisions in the Securities Purchase Agreement and related documents may deter or prevent the combined company from raising additional capital to fund the company as and when needed. For example, the Securities Purchase Agreement restricts Rexahn from filing a registration statement or any amendment or supplement thereto, causing any registration statement to be declared effective by the SEC, or granting any registration rights, in each case subject to certain limited exceptions, until the date that is 90 days after the earlier of (i) such time as all of the shares of Rexahn common stock issued or issuable in the Pre-Merger Financing may be sold without restriction or limitation pursuant to Rule 144, and (ii) the date that is six months following the Closing; provided that in the event Rexahn shall fail to satisfy any condition set forth in Rule 144(i)(2) under the

Securities Act (a “Public Information Failure”), such date shall be such later date on which the Public Information Failure is cured and no longer prevents the investors from selling all shares of Rexahn common stock issued or issuable in the Pre-Merger Financing (the 90th date after such earlier date, the “Trigger Date”).
In addition, pursuant to the Securities Purchase Agreement, until 240 calendar days following the closing of the Pre-Merger Financing, subject to certain exceptions, neither Ocuphire nor Rexahn may (i) offer, sell, grant any option to purchase, or otherwise dispose of any of its or its subsidiaries’ debt, equity or equity equivalent securities (any such offer, sale, grant, disposition or announcement being referred to as a “Subsequent Placement”), or (ii) be party to any solicitations, negotiations or discussions with regard to the foregoing.
Additionally, for one year following the closing of the Pre-Merger Financing, Ocuphire, Rexahn and each of their subsidiaries will be prohibited from effecting or entering into an agreement to effect any Subsequent Placement involving a transaction in which Ocuphire, Rexahn or any of their subsidiaries (i) issues or sells any stock or securities convertible into or exercisable or exchangeable for Ocuphire common stock or Rexahn common stock (“Convertible Securities”) either (a) at a conversion, exercise or exchange rate or other price that is based upon and/or varies with the trading prices of or quotations for the shares of Ocuphire common stock or Rexahn common stock at any time after the initial issuance of such Convertible Securities, or (b) with a conversion, exercise or exchange price that is subject to being reset at some future date after the initial issuance of such Convertible Securities or upon the occurrence of specified or contingent events directly or indirectly related to the business of Ocuphire or Rexahn or the market for Ocuphire common stock or Rexahn common stock, other than pursuant to a customary “weighted average” anti-dilution provision or (ii) enters into any agreement (including, without limitation, an equity line of credit or an “at-the-market” offering) whereby Ocuphire, Rexahn or any of their subsidiaries may sell securities at a future determined price (other than standard and customary “preemptive” or “participation” rights); provided, that Rexahn will be permitted to consummate “at the market” offerings at any time after the later of (x) the date that is nine months after the closing date of the Pre-Merger Financing and (y) the Trigger Date.
These restrictive covenants and other provisions in the Pre-Merger Financing documents could deter or prevent the combined company from raising additional capital as and when needed. The combined company’s failure to raise capital as and when needed would have a negative effect on its financial condition and its ability to develop and commercialize its pipeline and otherwise pursue the combined company’s business strategy and the combined company may be unable to continue as a going concern.
During the pendency of the merger, Rexahn and Ocuphire may not be able to enter into a business combination with another party at a favorable price because of restrictions in the Merger Agreement, which could adversely affect their respective businesses.
Covenants in the Merger Agreement impede the ability of Rexahn and Ocuphire to make acquisitions, subject to certain exceptions relating to fiduciary duties, as set forth below, or to complete other transactions that are not in the ordinary course of business pending completion of the merger. As a result, if the merger is not completed, the parties may be at a disadvantage to their competitors during such period. In addition, while the Merger Agreement is in effect, each party is generally prohibited from soliciting, initiating, encouraging or entering into certain extraordinary transactions, such as a merger, sale of assets, or other business combination outside the ordinary course of business with any third party, subject to certain exceptions relating to fiduciary duties. Any such transactions could be favorable to such party’s stockholders.
Certain provisions of the Merger Agreement may discourage third parties from submitting alternative takeover proposals, including proposals that may be superior to the arrangements contemplated by the Merger Agreement.
The terms of the Merger Agreement prohibit each of Rexahn and Ocuphire from soliciting alternative takeover proposals or cooperating with persons making unsolicited takeover proposals, except in limited circumstances when such party’s board of directors determines in good faith that an unsolicited alternative takeover proposal is or is reasonably likely to lead to a superior takeover proposal and that failure to cooperate with the proponent of the proposal would be reasonably likely to be inconsistent with the applicable board’s fiduciary duties. Any such transactions could be favorable to such party’s stockholders. In addition, if Rexahn terminates the Merger Agreement under certain circumstances, including terminating because of a decision of Rexahn to enter into definitive agreement with respect to a superior offer, Rexahn would be required to pay a termination fee of $750,000 to Ocuphire. This termination fee described above may discourage third parties from submitting alternative takeover proposals to Rexahn Stockholders.
Because the lack of a public market for Ocuphire common stock makes it difficult to evaluate the value of Ocuphire common stock, the Ocuphire Stockholders may receive shares of Rexahn common stock in the merger that have a value that is less than, or greater than, the fair market value of Ocuphire common stock.
The outstanding common stock of Ocuphire is privately held and is not traded in any public market. The lack of a public market makes it extremely difficult to determine the fair market value of Ocuphire. Because the percentage of Rexahn common stock to be issued to Ocuphire Stockholders was determined based on negotiations between the parties, it is possible that the value of Rexahn common stock to be received by Ocuphire Stockholders will be less than the fair market value of Ocuphire, or Rexahn may pay more than the aggregate fair market value for Ocuphire.
If the conditions to the merger are not met, the merger will not occur.
Even if the transactions contemplated by the Merger Agreement are approved by Rexahn Stockholders and Ocuphire Stockholders, certain other specified conditions set forth in the Merger Agreement must be satisfied or waived to complete the merger, including approval from Nasdaq to maintain the listing of the Rexahn common stock on the Nasdaq Capital Market following the merger and to list the shares of Rexahn common stock being issued in the merger. These conditions are set forth in the Merger Agreement and described in the section entitled “The Merger Agreement—Conditions to the Completion of the Merger” in this proxy statement/prospectus/information statement. Rexahn and Ocuphire cannot assure you that all of the conditions will be satisfied or waived. If the conditions are not satisfied or waived, the merger will not occur or will be delayed, and Rexahn and Ocuphire each may lose some or all of the intended benefits of the merger.
Rexahn and Ocuphire do not anticipate that the combined company will pay any cash dividends in the foreseeable future.
The current expectation is that the combined company will retain its future earnings, if any, to fund the development and growth of the combined company’s business. As a result, capital appreciation, if any, of the common stock of the combined company will be your sole source of gain, if any, for the foreseeable future.
Future sales of shares by existing stockholders could cause the combined company’s stock price to decline.
If existing stockholders of Rexahn and Ocuphire sell, or indicate an intention to sell, substantial amounts of the combined company’s common stock in the public market after the merger, the trading price of the common stock of the combined company could decline. Using Rexahn’s capitalization as of September 10, 2020, taking into account the consummation of the Pre-Merger Financing and an assumed Exchange Ratio of 4.3812, the combined company is expected to have outstanding a total of approximately 44,589,595 shares of common stock (prior to giving effect to the proposed Rexahn Reverse Stock Split, and including the Converted Additional Shares held in escrow). Not all shares of Rexahn common stock will be freely tradable, without restriction, in the public market. For example, approximately 15,435,777 shares will initially be Converted Additional Shares held in escrow, and an aggregate of 10,148,448 shares of the combined company’s common stock will be subject to the lock-up agreements required under the Securities Purchase Agreement or Merger Agreement as of the Closing.
In addition, using the assumptions set forth in the illustrative scenarios in the section entitled “Agreements Related to the Merger—Pre-Merger Financing,” and subject to the terms of the Leak-Out Agreements described in such section, assuming that (i) all of the Converted Additional Shares are delivered to the Investors from escrow pursuant to the Securities Purchase Agreement and (ii) the Series B Warrants are initially exercisable or otherwise Reset to the maximum extent subject to the Floor Price, the Investors would hold (a) an aggregate of 20,581,036 shares of Rexahn common stock and (b) Series B Warrants exercisable for an aggregate of 62,850,917 shares of Rexahn common stock, at an exercise price of $0.0001 per share.
The Pre-Merger Financing may not be satisfied.
One of the conditions to the obligations of Rexahn under the Merger Agreement is that on or immediately prior to the Closing, Ocuphire consummate the Pre-Merger Financing whereby Ocuphire receives gross proceeds of no less than $20,000,000. No assurance can be given that all of the conditions to the consummation of the

Pre-Merger Financing condition will be satisfied, or that Ocuphire will be able to satisfy the Pre-Merger Financing condition. If the Pre-Merger Financing is not consummated, and if Rexahn is not otherwise willing to waive the Pre-Merger Financing condition, the parties will not be able to consummate the merger.
Lawsuits have been filed, and other lawsuits may be filed, against Rexahn and members of the Rexahn Board challenging the merger, and an adverse ruling in any such lawsuit may delay or prevent the completion of the merger or result in an award of damages against us.
On July 31, 2020, a putative stockholder class action was filed in the Court of Chancery of the State of Delaware styled Stahlman v. Rexahn Pharmaceuticals, Inc., et al., Case No. 2020-0639. Additionally, on August 3, 2020, a putative stockholder class action was filed in the United States District Court for the District of Delaware styled Thompson v. Rexahn Pharmaceuticals, Inc., et al., Case No. 1:20-cv-01036-UNA (D. Del). On August 7, 2020 and August 17, 2020, putative stockholder class actions were filed in the United States District Court for the Southern District of New York styled, respectively, Manes v. Rexahn Pharmaceuticals, Inc., et al., Case No. 1:20-cv-06227 (S.D.N.Y.) and Talsma v. Rexahn Pharmaceuticals, Inc., et al Case No. 1:20-cv-06541 (S.D.N.Y). On August 18, 2020, a putative stockholder class action was filed in the United States District Court for the Eastern District of New York styled Juilfs v. Rexahn Pharmaceuticals, Inc., et al Case No. 1:20-cv-03780 (E.D.N.Y.) (together with the Stahlman, Thompson, Manes and Talsma actions, the “Stockholder Actions”). The Stockholder Actions assert claims against Rexahn and the Individual Defendants.
The Stahlman and Manes complaints allege that the Individual Defendants breached their fiduciary duties owed to the Rexahn stockholders. The Thompson, Manes, Juilfs and Talsma complaints allege that Rexahn and the Individual Defendants violated Section 14(a) of the Exchange Act, and Rule 14a-9 promulgated thereunder, by failing to disclose in the Initial Registration Statement certain information regarding, among other things, financial projections for Rexahn and Ocuphire, the valuation analyses performed by Rexahn’s financial advisor, Oppenheimer, in support of its fairness opinion and the process leading to the execution of the Merger Agreement. The Thompson, Manes, Juilfs and Talsma complaints also allege that the Individual Defendants violated Section 20(a) of the Exchange Act, as control persons who had the ability to prevent the Initial Registration Statement from being false and misleading. The Stockholder Actions seek, among other things, an injunction preventing consummation of the merger, an award of damages, and an award of costs and expenses, including attorneys’ fees.
Additionally, on August 6, 2020, another party sent a letter to Rexahn’s counsel demanding that Rexahn and the Individual Defendants amend the Initial Registration Statement to provide additional disclosures that the party alleges were improperly omitted from the Initial Registration Statement in violation of Sections 14(a) and 20(a) of the Exchange Act, including certain information regarding financial data and the background and process leading to the execution of the Merger Agreement (the “Demand Letter”).
Rexahn and the Individual Defendants intend to vigorously defend against the Stockholder Actions and the Demand Letter. Additional lawsuits arising out of or relating to the Merger Agreement or the Merger may be filed in the future against Rexahn and Ocuphire. The results of complex legal proceedings are difficult to predict and could delay or prevent the completion of the merger. The existence of litigation relating to the merger could impact the likelihood of obtaining stockholder approval of the merger. Moreover, the pending litigation is, and any future additional litigation could be, time consuming and expensive and could divert management’s attention away from its regular business.
The historical unaudited pro forma condensed combined financial information may not be representative of the combined company’s results after the merger.
The historical unaudited pro forma condensed combined financial information included elsewhere in this proxy statement/prospectus/information statement has been presented for informational purposes only and is not necessarily indicative of the financial position or results of operations that actually would have occurred had the merger been completed as of the date indicated, nor is it indicative of future operating results or financial position.

Ocuphire’s risk-adjusted projections, which Oppenheimer relied on for its fairness opinion delivered to the Rexahn Board, assume that Ocuphire’s product candidates receive FDA approval. Ocuphire’s failure to obtain such FDA approval would adversely impact the combined company’s potential to generate revenue, its business and its results of operations.
In performing its analysis in support of its fairness opinion, Oppenheimer relied, without assuming liability or responsibility for independent verification, on financial projections prepared by Ocuphire management that extended into 2040 (the “Ocuphire Projections”). The Ocuphire Projections are described in more detail in the section entitled “The Merger—Ocuphire Projections” in this proxy statement/prospectus/information statement. The assumptions underlying the Ocuphire Projections reflected the best available estimates and good faith judgments of Ocuphire management as to the future financial performance of Ocuphire and assumed, among other things, that Nyxol would receive FDA approval in 2023 for NVD and RM and 2024 for presbyopia, and that APX3330 would receive FDA approval in 2024, with commercial launch beginning one year later for each. The Ocuphire Projections, which assume FDA approval for each of its drug candidates, included probability of success risk adjustments to account for the risk that a particular product candidate at a specific stage of development would not continue to be developed and that a product candidate would not ultimately receive FDA approval. Oppenheimer considered the various risk-weighted probabilities of success attributed to each individual product candidate assigned by Ocuphire management, which accounted for the possibility that product candidates may not receive FDA approval. Oppenheimer conducted a risk-adjusted analysis and therefore did not conduct any separate analyses assuming the separate outcomes that Ocuphire’s product candidates either definitively do or do not receive FDA approval. The Ocuphire Projections were not prepared by Ocuphire management with a view toward public disclosure or toward complying with U.S. GAAP, the published guidelines of the SEC regarding projections and the use of non-GAAP measures or the guidelines established by American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither Rexahn’s nor Ocuphire’s independent public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the Ocuphire Projections contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the Ocuphire Projections.
The failure or delay in obtaining FDA approval of any of the combined company’s product candidates would prevent or delay commercialization of the combined company’s product candidates and adversely impact its potential to generate revenue, its business and its results of operations. The process of obtaining FDA and other required regulatory approvals, including foreign regulatory approvals and clearances, requires a substantial amount of time and significant capital expenditure. Despite the time and expense expended, regulatory approval is never guaranteed. See “Risk Factors—Risks Related to Ocuphire—Risks Related to Development of Ocuphire’s Product Candidates.”
The opinion received by the Rexahn Board from Oppenheimer is subject to a number of assumptions and it has not been, and is not expected to be, updated to reflect changes in circumstances that may have occurred since the date of the opinion.
Oppenheimer delivered its opinion to the Rexahn Board that, as of June 17, 2020, and based upon and subject to the qualifications, assumptions and other matters considered in connection with the preparation of its opinion, the Exchange Ratio was fair, from a financial point of view, to the Rexahn Stockholders. Oppenheimer’s opinion was based on a number of assumptions including, among other things, an estimated Exchange Ratio of 4.3820, which assumed Rexahn would deliver an estimated Parent Cash Amount of $720,000 on the Anticipated Closing Date, resulting in Rexahn Stockholders owning approximately 11.9% of the combined company immediately following consummation of the merger on a fully diluted basis. The Oppenheimer opinion did not take into account any post-Closing dilutive issuances of Rexahn securities pursuant to the Pre-Merger Financing. See “Risk Factors-Rexahn and Ocuphire Securityholders may not realize a benefit from the merger commensurate with the ownership dilution they will experience in connection with the merger and the Pre-Merger Financing.” The Oppenheimer opinion does not reflect changes that may occur or may have occurred after the date of the opinion, including changes to Rexahn’s or Ocuphire’s capitalization or changes to the estimated Parent Cash Amount on the Anticipated Closing Date. Any such changes may materially alter or affect the relative ownership percentages of Rexahn Stockholders and Ocuphire Stockholders.
In addition, in conducting its discounted cash flow analysis, Oppenheimer also reviewed and analyzed certain internal financial analyses, projections as to cost and expenses, reports, preliminary internal market opportunity assumptions and other information concerning Ocuphire prepared by the management of Ocuphire as well as the Ocuphire Projections. Oppenheimer expressed no opinion as to the Ocuphire Projections or the assumptions upon which they were based and relied upon them without independent verification. Oppenheimer did not assume any responsibility for the accuracy or completeness of the Ocuphire Projections. Oppenheimer adjusted the probability of success assumptions proposed by Ocuphire management for NVD and RM from 30% to 28% and 57% to 53%, respectively, which, in Oppenheimer’s professional judgment, more closely reflects industry standard probabilities of success. Additionally, Oppenheimer adjusted the discount rate from 12% to 13%, and added a perpetuity growth rate of -2%. In performing its analyses, Oppenheimer also made numerous assumptions with respect to industry performance, general business, economic and regulatory conditions and other matters, many of which are beyond the control of Rexahn or Ocuphire. These projections and assumptions are subject to significant economic, competitive, industry and other uncertainties and contingences, all of which are difficult or impossible to predict and many of which are beyond the control of Rexahn and Ocuphire. There can be no assurance that Ocuphire’s financial condition, including its cash flows or results of operations, will be consistent with those set forth in the Ocuphire Projections, which could have an adverse impact on the market price and financial condition of the combined company following the merger. Oppenheimer has not and does not intend to update, revise or reaffirm its opinion to reflect subsequent developments. See the section entitled “The Merger—Opinion of the Rexahn Financial Advisor” beginning on page 134 and Annex E of this proxy statement/prospectus/information statement.
Risks Related to the Proposed Reverse Stock Split
The proposed Rexahn Reverse Stock Split may not increase the combined company’s stock price over the long-term.
One of the purposes of the proposed Rexahn Reverse Stock Split is to increase the per-share market price of the Rexahn common stock. It cannot be assured, however, that the proposed Rexahn Reverse Stock Split will accomplish this objective for any meaningful period of time. While it is expected that the reduction in the number of outstanding shares of Rexahn common stock will proportionally increase the market price of Rexahn common stock, it cannot be assured that the proposed Rexahn Reverse Stock Split will increase the market price of Rexahn common stock by a multiple of the proposed Rexahn Reverse Stock Split ratio, or result in any permanent or sustained increase in the market price of Rexahn common stock, which is dependent upon many factors, including the combined company’s business and financial performance, general market conditions and prospects for future success. Thus, while the stock price of the combined company might meet the continued listing requirements for the Nasdaq Capital Market initially, it cannot be assured that it will continue to do so.
The proposed Rexahn Reverse Stock Split may decrease the liquidity of the combined company’s common stock.
Although the Rexahn Board believes that the anticipated increase in the market price of the combined company’s common stock could encourage interest in its common stock and possibly promote greater liquidity for its stockholders, such liquidity could also be adversely affected by the reduced number of shares outstanding after the proposed Rexahn Reverse Stock Split. The reduction in the number of outstanding shares may lead to reduced trading and a smaller number of market makers for Rexahn common stock.
The proposed Rexahn Reverse Stock Split may lead to a decrease in the combined company’s overall market capitalization.
Should the market price of the combined company’s common stock decline after the proposed Rexahn Reverse Stock Split, the percentage decline may be greater, due to the smaller number of shares outstanding, than it would have been prior to the proposed Rexahn Reverse Stock Split. A reverse stock split may be viewed negatively by the market and, consequently, can lead to a decrease in the combined company’s overall market capitalization. If the per share market price does not increase in proportion to the proposed Rexahn Reverse Stock Split ratio, then the value of the combined company, as measured by its stock capitalization, will be reduced. In some cases, the per-share stock price of companies that have effected reverse stock splits subsequently declined back to pre-reverse split levels, and accordingly, it cannot be assured that the total market value of Rexahn common stock will remain the same after the proposed Rexahn Reverse Stock Split is effected, or that the proposed Rexahn Reverse Stock Split will not have an adverse effect on the price of Rexahn common stock due to the reduced number of shares outstanding after the proposed Rexahn Reverse Stock Split.

Risks Related to Rexahn
Risks Related to Rexahn’s Financial Position and Capital Needs, and Additional Risks Related to the Merger
If the merger is not completed, Rexahn may not be able to otherwise source adequate liquidity to fund its operations, meet its obligations, and continue as a going concern. The Rexahn Board may decide to pursue a dissolution and liquidation of Rexahn. In such an event, there can be no assurances as to the amount or timing of available cash left, if any, to distribute to its stockholders after paying its debts and other obligations and setting aside funds for reserves.
While Rexahn has entered into the Merger Agreement with Ocuphire, the Closing may be delayed or may not occur at all and there can be no assurance that the merger will deliver the anticipated benefits Rexahn expects or enhance stockholder value. If the merger is not completed and the Merger Agreement is terminated under certain circumstances, Rexahn may be required to pay Ocuphire a termination fee of $750,000. Even if a termination fee is not payable in connection with a termination of the Merger Agreement, Rexahn will have incurred significant fees and expenses, which must be paid whether or not the merger is completed.
Rexahn believes its cash on hand will be sufficient to cover its cash flow requirements for its current activities for at least the next 12 months from the date its financial statements for the quarterly period ended June 30, 2020 were originally issued, assuming the merger does not close. If for any reason the merger does not close, Rexahn would need to raise additional capital to continue to fund the further development of its product candidates and its operations thereafter. Rexahn has based its cash sufficiency estimates on its current business plan and its assumptions may prove to be wrong. Rexahn could utilize its available capital resources sooner than it currently expects, and it could need additional funding sooner than currently anticipated. Additionally, the process of advancing early stage product candidates and testing product candidates in clinical trials is costly, and the timing of progress in these clinical trials is uncertain. Even if Rexahn raises sufficient funds and decides to continue the development of its product candidates, its ability to successfully transition to profitability will be dependent upon achieving a level of product sales adequate to support its cost structure. Rexahn cannot assure you that it will ever be profitable or generate positive cash flow from operating activities.
Failure to secure any necessary financing in a timely manner and on favorable terms or the failure of the proposed merger to be consummated in a timely manner would require Rexahn to delay or abandon clinical development plans. If, for any reason, the merger does not close, the Rexahn Board may elect to, among other things, attempt to complete another strategic transaction like the merger, attempt to sell or otherwise dispose of the various assets of Rexahn, resume its research and development activities and continue to operate the business of Rexahn. Any of these alternatives would be costly and time-consuming and would require that Rexahn obtain additional funding. Rexahn expects that it would be difficult to secure financing in a timely manner, on favorable terms or at all. Rexahn can make no assurances that it would be able to obtain additional financing or find a partner and close an alternative transaction on terms that are as favorable or more favorable than the terms set forth in the Merger Agreement or that any such alternatives are possible or would be successful, if pursued. To the extent that Rexahn seeks and is able to raise additional capital through the sale of equity or convertible debt securities, Rexahn Stockholders’ ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect their rights as a common stockholder. Debt financing or preferred equity financing, if available, may involve agreements that include covenants limiting or restricting Rexahn’s ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If Rexahn raises funds through strategic transactions or marketing, distribution, or licensing arrangements with third parties, Rexahn may have to relinquish valuable rights to its technologies, future revenue streams, research programs or product candidates or to grant licenses on terms that may not be favorable to it. Even if Rexahn is able to pursue such alternatives, the failure to complete the merger may result in negative publicity and/or a negative impression of Rexahn in the investment community, could significantly harm the market price of Rexahn common stock and may affect Rexahn’s relationship with employees and other partners in the business community.
If the Rexahn Board were to decide to dissolve and liquidate Rexahn’s assets, Rexahn would be required to pay all of its debts and contractual obligations, and to set aside certain reserves for potential future claims, and there can be no assurances as to the amount or timing of available cash left, if any, to distribute to stockholders after paying its debts and other obligations and setting aside funds for reserves. In addition, Rexahn may be subject to litigation or other claims related to a dissolution and liquidation. If a dissolution and liquidation were pursued, the Rexahn Board, in consultation with its advisors, would need to evaluate these matters and make a determination about a reasonable amount to reserve. Accordingly, Rexahn Stockholders would likely lose all or a significant portion of their investment in the event of a liquidation, dissolution or winding up of Rexahn.
Rexahn does not believe that its current expenses are indicative of the costs it may incur in the future in connection with the development and commercialization of any product candidate if it consummates the merger or raises additional capital to continue its operations. Rexahn’s future funding requirements will depend on many factors, including:
•	its ability to consummate the merger with Ocuphire;
•
the level of development and commercialization efforts of BioSense and HaiChang and the receipt of milestone and other payments, if any, from such parties under their respective agreements with Rexahn;

•	the scope, rate of progress and cost of its preclinical and clinical trials for any product candidate in its future pipeline and results of future clinical trials;
•	the cost and timing of regulatory filings and approvals for any product candidates that successfully complete clinical trials;
•	the timing and nature of any strategic transactions that Rexahn undertakes, including potential partnerships;
•	the effect of competing technological and market developments;
•	the cost incurred in responding to actions by activist stockholders; and
•	the cost of filing, prosecuting, defending and enforcing its intellectual property rights.
Rexahn’s shelf registration statement on Form S-3 expired in July 2020. Even if Rexahn files a new shelf registration statement with the SEC, the amounts available under the shelf registration statement will be significantly limited as long as Rexahn’s public float remains below $75 million, which, given its currently depressed stock price, limits its ability to obtain meaningful funding through a shelf registration statement at this time, although Rexahn could still raise funds through a registration statement on Form S-1 or through private placements.
Rexahn Stockholders may not receive any payment on the CVRs and the CVRs may otherwise expire valueless.
The right of Rexahn Stockholders to receive any future payment on or derive any value from the CVRs will be contingent solely upon the achievement of the events specified in the CVR Agreement within the time periods specified in the CVR Agreement and the consideration received being greater than the amounts permitted to be retained or deducted by Rexahn under the CVR Agreement. Rexahn may not be able to grant, sell or transfer its rights to Rexahn’s pre-Closing intellectual property during the 10-year period after the Closing, and Rexahn may not receive any future payments pursuant to the BioSense Agreement or HaiChang Agreement after the Closing. If these events are not achieved for any reason within the time periods specified in the CVR Agreement or the consideration received is not greater than the amounts permitted to be retained or deducted by Rexahn, no payments will be made under the CVRs, and the CVRs will expire valueless. Following the Effective Time of the merger, neither Rexahn nor Ocuphire will have any obligation to support the development of any of Rexahn’s pre-Closing product candidates or to undertake any effort or expend any resource to divest or otherwise monetize Rexahn’s pre-Closing intellectual property or to otherwise maximize the likelihood or amount of any CVR payment. Following the Closing, Rexahn may, at any time and in its sole and absolute discretion, discontinue any and all further efforts to develop, divest or otherwise monetize any or all of Rexahn’s pre-Closing intellectual property.
Furthermore, the CVRs will be unsecured obligations of the combined company and all payments under the CVRs, all other obligations under the CVR Agreement and the CVRs and any rights or claims relating thereto will be subordinated in right of payment to the prior payment in full of all current or future senior obligations of the combined company.

The U.S. federal income tax treatment of the CVRs is unclear and there can be no assurance that the Internal Revenue Service would not assert, or that a court would not sustain, a position that could result in adverse U.S. federal income tax consequences to holders of the CVRs.
The U.S. federal income tax treatment of the CVRs is unclear. There is no legal authority directly addressing the U.S. federal income tax treatment of the receipt of, and payments on, the CVRs, and there can be no assurance that the Internal Revenue Service (“IRS”) would not assert, or that a court would not sustain, a position that could result in adverse U.S. federal income tax consequences to holders of the CVRs.
As discussed in the section entitled “Agreements Related to the Merger—Contingent Value Rights Agreement—Material U.S. Federal Income Tax Consequences of the Receipt of CVRs,” Rexahn intends to treat the issuance of the CVRs as a distribution of property with respect to its stock. In such case, each Rexahn U.S. Holder (as defined on page 184) will be treated as receiving a distribution in an amount equal to the fair market value of the CVRs issued to such Rexahn U.S. Holder on the date of the issuance. This distribution should be treated first as a taxable dividend to the extent of the Rexahn U.S. Holder’s pro rata share of Rexahn’s current or accumulated earnings and profits (as determined for U.S. federal income tax purposes), then as a non-taxable return of capital to the extent of the Rexahn U.S. Holder’s basis in its Rexahn common stock, and finally as capital gain from the sale or exchange of Rexahn common stock with respect to any remaining value. Rexahn currently has negative accumulated earnings and profits and expects no or a small amount of current earnings and profits for the relevant taxable year. Thus, Rexahn expects most or all of this distribution to be treated as other than a dividend for U.S. federal income tax purposes. However, there is no authority directly addressing whether contingent value rights with characteristics similar to the CVRs should be treated as a distribution of property with respect to the corporation’s stock, a distribution of equity, a “debt instrument” or an “open transaction” for U.S. federal income tax purposes. Further, notwithstanding Rexahn’s position that the receipt of CVRs and the Rexahn Reverse Stock Split are appropriately treated as separate transactions, it is possible that the IRS or a court could determine that the receipt of the CVRs and the Rexahn Reverse Stock Split constitute a single “recapitalization” for U.S. federal income tax purposes. Therefore, no assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to Rexahn’s position, which could result in adverse U.S. federal income tax consequences to holders of the CVRs. The tax consequences of such alternative treatments are described below under the section entitled “Agreements Related to the Merger—Contingent Value Rights Agreement—Material U.S. Federal Income Tax Consequences of the Receipt of CVRs,” beginning on page 183 of this proxy statement/prospectus/information statement.
Rexahn currently has no product revenues, has incurred negative cash flows from operations since inception and will need to raise additional capital to operate its business.
To date, Rexahn has generated no product revenues and has incurred negative cash flow from operations. Until Rexahn receives approval from the FDA or other regulatory authorities for its product candidates, Rexahn cannot sell its drugs and will not have product revenues. If the merger is not consummated, Rexahn expects to continue to incur significant development and other expenses related to its ongoing operations. Therefore, for the foreseeable future, Rexahn would have to fund all of its operations and capital expenditures from the net proceeds of equity or debt offerings, cash on hand, licensing fees and grants, if any. If Rexahn is not able to raise sufficient funds, Rexahn will have to reduce its research and development activities, and it may be more difficult to develop its pipeline. Rexahn will first reduce research and development activities associated with any preclinical compounds. To the extent necessary, Rexahn will then reduce its research and development activities related to its clinical stage product candidates.
Unforeseen events, difficulties, complications and delays may occur that could cause Rexahn to utilize its existing capital at a faster rate than projected, including the progress of its research and development efforts, the cost and timing of regulatory approvals and the costs of protecting its intellectual property rights. Rexahn may seek additional financing to implement and fund other product candidate development, clinical trial and research and development efforts, including clinical trials for other new product candidates, as well as other research and development projects.
If the merger is not consummated, Rexahn will need additional financing to continue to develop its product candidates, which may not be available on favorable terms, if at all. If Rexahn is unable to secure additional financing in the future on acceptable terms, or at all, Rexahn may be unable to initiate or complete preclinical and clinical trials or obtain approval of its product candidates from the FDA and other regulatory authorities. In addition, Rexahn may be forced to reduce or discontinue product development or product licensing, reduce or forego sales and marketing efforts and forego attractive business opportunities in order to improve its liquidity to enable Rexahn to continue operations. Any additional sources of financing will likely involve the sale of Rexahn’s equity securities or securities convertible into Rexahn’s equity securities, which may have a dilutive effect on Rexahn Stockholders.
Rexahn is not currently profitable and may never become profitable.
Since its inception, Rexahn has incurred significant net losses. Rexahn’s accumulated deficit as of June 30, 2020 and December 31, 2019 was $166,420,604 and $163,322,676, respectively. For the six months ended June 30, 2020 and 2019 and the years ended December 31, 2019 and 2018, Rexahn had net losses of $3,097,928, $4,807,280, $8,635,434 and $14,368,530, respectively. Even if Rexahn succeeds in developing and commercializing one or more of its product candidates, Rexahn expects to incur substantial losses for the foreseeable future and may never become profitable. Rexahn also expects to continue to incur significant operating and capital expenditures, including related to:
•	continued preclinical development and clinical trials for its product candidates;
•	finding and maintaining suitable partnerships to help Rexahn research, develop and commercialize product candidates;
•	efforts to seek regulatory approvals for its product candidates;
•	implementing additional internal systems and infrastructure; and
•	hiring additional personnel or entering into relationships with third parties to perform functions that Rexahn is unable to perform on its own.
Rexahn also expects to continue to experience negative cash flow for the foreseeable future as it funds its operations and capital expenditures. Until Rexahn has the capacity to generate revenues, Rexahn is relying upon outside funding resources to fund its cash flow requirements. If these resources are depleted or unavailable, it may be more difficult to develop its pipeline, Rexahn may be unable to continue to expand its operations or otherwise capitalize on its business opportunities, and Rexahn’s business, financial condition and results of operations would be materially adversely affected.
If the merger is not completed and Rexahn is unable to raise sufficient additional funds for the development and commercialization of its product candidates, whether through potential collaborative, partnering or other strategic arrangements or otherwise, or if Rexahn otherwise determines to discontinue the development of its product candidates, Rexahn will likely determine to cease operations. Even if Rexahn is able to raise additional funds to permit the continued development of its product candidates, if Rexahn and/or any potential collaborators are unable to develop and commercialize product candidates, if development is further delayed or is eliminated, or if sales revenue from any Rexahn product upon receiving marketing approval, if ever, is insufficient, Rexahn may never become profitable and it will not be successful.
Rexahn is substantially dependent on its remaining employees to facilitate the consummation of the merger.
As of September 10, 2020, Rexahn had only four full-time employees. Rexahn’s ability to successfully complete the merger depends in large part on its ability to retain certain remaining personnel. Despite Rexahn’s efforts to retain these employees, one or more may terminate their employment with Rexahn on short notice. The loss of the services of certain employees could potentially harm Rexahn’s ability to consummate the merger, to run its day-to-day business operations, as well as to fulfill its reporting obligations as a public company.
The pendency of the merger could have an adverse effect on the trading price of Rexahn common stock and its business, financial condition and prospects.
The pendency of the merger could disrupt Rexahn’s business in many ways, including:
•	the attention of its remaining management and employees may be directed toward the completion of the merger and related matters and may be diverted from Rexahn’s day-to-day business operations; and
•	third parties may seek to terminate or renegotiate their relationships with Rexahn as a result of the merger, whether pursuant to the terms of their existing agreements with Rexahn or otherwise.

Should they occur, any of these matters could adversely affect the trading price of Rexahn common stock or harm its business, financial condition and prospects.
Rexahn has a limited operating history, has no products approved for sale and has not demonstrated an ability to commercialize product candidates.
Rexahn is a clinical-stage company with a limited number of product candidates. Rexahn currently does not have any products that have gained regulatory approval, and has not demonstrated an ability to perform the functions necessary for the successful commercialization of any of its product candidates. The successful commercialization of Rexahn’s product candidates will require it to first perform a variety of functions, including:
•	successfully conducting preclinical and clinical trials;
•	obtaining regulatory approval;
•	formulating and manufacturing products; and
•	conducting sales and marketing activities.
To date, Rexahn’s operations have been limited to organizing and staffing the Company, acquiring, developing and securing its proprietary technology, and undertaking product candidate research and development, including preclinical studies and clinical trials of its principal product candidates. These operations provide a limited basis for assessing Rexahn’s ability to commercialize product candidates.
If Rexahn fails to comply with the continued listing standards of the Nasdaq Capital Market, Rexahn common stock could be delisted. If it is delisted, Rexahn common stock and the liquidity of its common stock would be impacted.
The continued listing of Rexahn common stock on Nasdaq is contingent on Rexahn’s continued compliance with a number of listing standards. There is no assurance that Rexahn will remain in compliance with these standards. Delisting from Nasdaq would adversely affect Rexahn’s ability to consummate the merger, raise additional financing through the public or private sale of equity securities, significantly affect the ability of investors to trade Rexahn’s securities and negatively affect the value and liquidity of Rexahn common stock. Delisting also could limit Rexahn’s strategic alternatives and attractiveness to potential counterparties and have other negative results, including the potential loss of employee confidence, the loss of institutional investors or interest in business development opportunities. Moreover, Rexahn committed in connection with the sale of securities to use commercially reasonable efforts to maintain the listing of its common stock during such time that certain warrants are outstanding.
Risks Related to Rexahn’s Business
Clinical development of product candidates is very expensive, time-consuming and difficult to design and implement.
Rexahn’s existing and potential future product candidates require extensive clinical testing. Such testing is expensive and time-consuming and requires specialized knowledge and expertise. Human clinical trials are expensive and difficult to design and implement, in part because they are subject to rigorous regulatory requirements. The clinical trial process is also time-consuming, and the outcome is not certain. Rexahn estimates that clinical trials of its current and potential future product candidates will take multiple years to complete. Failure can occur at any stage of a clinical trial, and Rexahn could encounter problems that cause it to abandon or repeat clinical trials. The commencement and completion of clinical trials may be delayed or precluded by a number of factors, including:
•	the cost of preclinical studies and clinical trials may be greater than Rexahn anticipates;
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delay or failure in reaching agreement with the FDA or a foreign regulatory authority on the design of a given trial, or in obtaining authorization to commence a trial, including due to a government shutdown, the COVID-19 pandemic, or future public health emergency;

•	delay or failure in reaching agreement on acceptable terms with prospective contract research organizations (“CROs”) and clinical trial sites;

•	delay or failure in obtaining approval of an institutional review board (“IRB”) to conduct a clinical trial at a given site;
•	withdrawal of clinical trial sites from Rexahn’s clinical trials, including as a result of changing standards of care or the ineligibility of a site to participate, or due to COVID-19 pandemic;
•	delay or failure in recruiting and enrolling study subjects, or the loss of study subjects, including due to the COVID-19 pandemic;
•	delay or failure in having subjects complete a clinical trial or return for post-treatment follow up;
•	clinical sites or investigators deviating from trial protocol, failing to conduct the trial in accordance with applicable regulatory requirements, or dropping out of a trial;
•	inability to identify and maintain a sufficient number of trial sites;
•	failure of third-party CROs to meet their contractual obligations or deadlines;
•	the need to modify a study protocol;
•	negative or inconclusive results during clinical trials, including the emergence of dosing issues, unforeseen safety issues or lack of effectiveness;
•	changes in the standard of care of the indication being studied;
•	reliance on third-party suppliers for the clinical trial supply of product candidates;
•	inability to monitor patients adequately during or after treatment;
•	lack of sufficient funding to finance the clinical trials; and
•	changes in governmental regulations or administrative action.
Rexahn, the FDA or an IRB may suspend a clinical trial at any time for various reasons, including if it appears that the clinical trial is exposing participants to unacceptable health risks or if the FDA finds deficiencies in Rexahn’s investigational new drug (“IND”) applications or the conduct of the trial. If Rexahn experiences delays in the completion of, or the termination of, any clinical trial of its product candidates, the commercial prospects of its product candidates will be harmed, and its ability to generate product revenues from any of these product candidates will be delayed. In addition, any delays in completing Rexahn’s clinical trials will increase its costs, slow down its product candidate development and approval process and jeopardize its ability to commence product sales and generate revenues. Any of these occurrences may harm Rexahn’s business, financial condition and prospects significantly. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of Rexahn’s product candidates or result in early termination of development of its product candidates.
Rexahn’s business is subject to risks arising from the ongoing COVID-19 pandemic.
The outbreak of COVID-19, which the World Health Organization declared a pandemic in March 2020, has spread across the globe and has led to disruption in the global economy and the biopharmaceutical industry. COVID-19 poses the risk that Rexahn or its employees, licensees, and other partners may be prevented from or restricted in conducting business activities for an indefinite period of time, including due to spread of the disease within these groups or due to restrictions on business and social distancing guidelines that may be requested or mandated by governmental authorities. Rexahn has reduced its headcount to four employees and is dependent on the efforts of its President and Chief Executive Officer, Douglas J. Swirsky, and other key professionals. The loss of Mr. Swirsky or any of Rexahn’s other key professionals as a result of illness or otherwise in connection with the COVID-19 pandemic could materially and adversely affect Rexahn’s business. In addition, as the COVID-19 pandemic continues to disrupt the economy, Rexahn’s future access to capital on favorable terms and Rexahn’s ability to complete the transaction with Ocuphire may be adversely impacted.
The extent to which the COVID-19 pandemic impacts Rexahn’s business, financial condition and results of operations as well as on Rexahn’s ability to consummate the transaction with Ocuphire is highly uncertain and will depend on various factors, including the duration and scope of the pandemic, restrictions on business and social distancing guidelines that may be requested or mandated by governmental authorities, the other actions that may be taken to contain its impact, and impacts on Rexahn’s ability or the ability of potential strategic partners to access the markets on favorable terms, or at all.
Preclinical studies and preliminary and interim data from clinical trials of Rexahn’s product candidates are not necessarily predictive of the results or success of ongoing or later clinical trials of Rexahn’s product candidates. If Rexahn cannot replicate the results from its preclinical studies and initial clinical trials of its product candidates in later clinical trials, Rexahn may be unable to successfully develop, obtain regulatory approval for and commercialize its product candidates for any particular use, if at all.
Preclinical studies and any positive preliminary and interim data from Rexahn’s clinical trials of its product candidates may not necessarily be predictive of the results of ongoing or later clinical trials. A number of companies in the pharmaceutical and biotechnology industries, including Rexahn and many other companies with greater resources and experience than Rexahn, have suffered significant setbacks in clinical trials, even after seeing promising results in prior clinical trials. Initial positive results from clinical trials of its product candidates may not be replicated in subsequent clinical trial results. The design of Rexahn’s later stage clinical trials could differ in significant ways (e.g., inclusion and exclusion criteria, endpoints, statistical analysis plan) from Rexahn’s earlier stage clinical trials, which could cause the outcomes of the later stage trials to differ from those of Rexahn’s earlier stage clinical trials. If Rexahn fails to produce positive results in its planned clinical trials of any of its product candidates, the development timeline and regulatory approval and commercialization prospects for its product candidates, and, correspondingly, its business and financial prospects, would be materially adversely affected.
If the results of Rexahn’s clinical trials fail to support the approval of any of its product candidates, the completion of development of that candidate may be significantly delayed, or Rexahn may be forced to abandon development altogether, which will significantly impair its ability to generate product revenues.
Even if Rexahn’s clinical trials are completed, Rexahn cannot be certain that clinical results will support approval of its product candidates. Success in preclinical testing and early clinical trials does not ensure that later clinical trials will be successful, and Rexahn cannot be sure that the results of later clinical trials will replicate the results of prior clinical trials and preclinical testing. The clinical trial process may fail to demonstrate that one or more of Rexahn’s product candidates are safe and effective for indicated uses. As a result, Rexahn may have to conduct additional clinical trials or may decide to abandon a product candidate, in which case Rexahn may never recognize any revenue related to such candidate. Standard of care treatments may change, which may require additional clinical trials. Repeating clinical trials or conducting additional clinical trials will increase Rexahn’s development costs and delay the filing of an NDA and, ultimately, delay Rexahn’s ability to commercialize its product candidates and generate product revenues.
Rexahn may not obtain the necessary U.S. or worldwide regulatory approvals to commercialize its product candidates, and Rexahn cannot guarantee how long it will take the FDA or other comparable regulatory agencies to review applications for its product candidates.
Rexahn will need FDA approval to commercialize its product candidates in the United States and approvals from the comparable regulatory authorities to commercialize its product candidates in foreign jurisdictions.
The time it takes to obtain approval, either in the United States or foreign jurisdictions, is unpredictable, but typically takes many years, depending upon a variety of factors, including the type, complexity and novelty of the product candidate. Obtaining approval requires substantial resources and is subject to regulatory authorities’ substantial discretion. In addition, approval policies, regulations or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s development and may vary among jurisdictions. Rexahn cannot guarantee that any of its product candidates will ultimately be approved by the FDA or any other regulatory authority, or the length of time obtaining approval will take. One of Rexahn’s product candidates, RX-0301, is in the drug class known as Akt-1 inhibitors that to date have not been approved by the FDA, and Rexahn has not submitted an NDA for any Akt-1 inhibitor.
Rexahn’s product candidates could fail to receive regulatory approval from the FDA or a comparable foreign authority for a variety of reasons, including:
•	disagreement with the design or implementation of Rexahn’s clinical trials;

•	failure to demonstrate to the authority’s satisfaction that the product candidate is safe and effective for the proposed indication;
•	failure of clinical trial results to meet the level of statistical significance required for approval;
•	failure to demonstrate that the product’s benefits outweigh its risks;
•	disagreement with Rexahn’s interpretation of preclinical or clinical data; and
•	inadequacies in the manufacturing facilities or processes of third-party manufacturers.
The FDA or a comparable foreign authority may require Rexahn to conduct additional preclinical and clinical testing, which may delay or prevent approval and Rexahn’s commercialization plans or cause Rexahn to abandon the development program. Further, any approval Rexahn receives may be for fewer or more limited indications than Rexahn requests, may not include labeling claims necessary for successful commercialization of the product candidate, or may be contingent upon Rexahn’s conducting costly post-marketing clinical trials. Any of these scenarios could materially harm the commercial prospects of a product candidate.
Any of Rexahn’s product candidates may cause undesirable side effects or have other properties that could delay or prevent its regulatory approval, limit its commercial viability, or result in significant negative consequences following any marketing approval.
Undesirable side effects caused by Rexahn’s product candidates could cause Rexahn or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA or other comparable foreign regulatory authority. Side effects could affect patient recruitment, the ability of enrolled subjects to complete the trial, and/or result in potential product liability claims. Results of Rexahn’s trials could reveal an unacceptably high severity and prevalence of side effects. In such an event, Rexahn’s trials could be suspended or terminated, and the FDA or comparable foreign regulatory authorities could order Rexahn to cease further development or deny approval of Rexahn’s product candidates for any or all targeted indications. If Rexahn does not receive approval to market any product candidates, Rexahn will be unable to generate revenues from those product candidates and this may prevent Rexahn from achieving profitability.
Additionally, if any of Rexahn’s product candidates receives marketing approval, and Rexahn or others later identify undesirable side effects caused by such product, a number of potentially significant negative consequences could result, including:
•	Rexahn may suspend marketing of such product;
•	regulatory authorities may withdraw their approvals of such product;
•	regulatory authorities may require additional warnings on the label that could diminish the usage or otherwise limit the commercial success of such products;
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Rexahn may be required to develop a REMS for such product or, if a REMS is already in place, to incorporate additional requirements under the REMS, or to develop a similar strategy as required by a comparable foreign regulatory authority;

•	Rexahn may be required to conduct post-market studies;
•	Rexahn could be sued and held liable for harm caused to subjects or patients; and
•	Rexahn’s reputation may suffer.
Any of these events could prevent Rexahn from achieving or maintaining market acceptance of the particular product candidate, if approved, and may harm Rexahn’s business, financial condition and prospects significantly.
Rexahn may develop product candidates in combination with other therapies, which exposes Rexahn to additional regulatory risks.
Rexahn had been developing RX-3117 in combination with ABRAXANE and, if the merger is not consummated, may develop other product candidates in combination with one or more currently approved cancer therapies. Even if any product candidate Rexahn develops were to receive marketing approval or be commercialized for use in combination with other existing therapies, Rexahn would continue to be subject to the risk that the FDA or comparable foreign regulatory authorities could revoke approval of the therapy used in combination with Rexahn’s product candidate or that safety, efficacy, manufacturing or supply issues could arise with these existing therapies. This could result in Rexahn’s own products being removed from the market or being less successful commercially. Combination therapies are commonly used for the treatment of cancer, and Rexahn would be subject to similar risks if Rexahn develops any of its product candidates for use in combination with other drugs or for indications other than cancer.
Rexahn may also evaluate product candidates in combination with one or more other cancer therapies that have not yet been approved for marketing by the FDA or comparable foreign regulatory authorities. Rexahn will not be able to market and sell any product candidate Rexahn develops in combination with any such unapproved cancer therapies that do not ultimately obtain marketing approval.
If the FDA or comparable foreign regulatory authorities do not approve, or revoke their approval of, or if safety, efficacy, manufacturing or supply issues arise with, the products and product candidates Rexahn chooses to evaluate in combination with its product candidates, Rexahn may be unable to obtain approval of or market its product candidates.
Even if Rexahn’s product candidates obtain approval, they may face future development and regulatory difficulties that can negatively affect commercial prospects.
Even if Rexahn obtains approval for a product candidate, it would be subject to ongoing regulatory requirements and restrictions of the FDA and comparable regulatory authorities regarding manufacturing, quality control, further development, labeling, packaging, storage, distribution, safety surveillance, import, export, advertising, promotion, recordkeeping and reporting. Failure by Rexahn or any of the third parties on which Rexahn relies to meet those requirements can lead to enforcement action, among other consequences, that could significantly impair Rexahn’s ability to successfully commercialize a given product. If the FDA or a comparable regulatory authority becomes aware of new safety information, it can impose additional restrictions on how the product is marketed or may seek to withdraw marketing approval altogether.
There is no assurance that any of Rexahn’s product candidates that has received or will receive orphan drug designation will subsequently obtain orphan drug exclusivity, or that any such exclusivity will provide the desired benefit.
Although Rexahn has obtained orphan drug designation for one use of RX-3117 and in the future may obtain additional orphan drug designation for its product candidates, Rexahn is not assured of being awarded orphan drug exclusivity or realizing the benefits of such exclusivity, even if any of these products is approved for its orphan-designated use. If another company also holding orphan drug designation for a product containing the same active moiety intended for the same rare disease or condition receives approval before Rexahn’s orphan-designated product, approval of Rexahn’s product could be precluded for seven years because of that product’s orphan drug exclusivity, unless Rexahn could demonstrate Rexahn’s product to be clinically superior to the earlier-approved product. Similarly, even if Rexahn’s orphan designated drug were approved first and awarded seven-year orphan drug exclusivity, it would not block approval of the other product if that product were shown to be clinically superior, or if Rexahn fails to assure a sufficient quantity of Rexahn’s orphan drug. Additionally, because orphan drug exclusivity is product- and indication-specific, it does not prevent approval of another drug for the same orphan indication or the same drug for a different use.
If Rexahn fails to obtain regulatory approval in jurisdictions outside the United States, Rexahn will not be able to market its products in those jurisdictions.
Rexahn may seek regulatory approval for Rexahn’s product candidates in countries outside of the United States. Marketing Rexahn’s products in these countries will require separate regulatory approvals in each market and compliance with numerous and varying regulatory requirements. The regulations that apply to the conduct of clinical trials and approval procedures vary from country to country and may require additional testing. Moreover, the time required to obtain approval in other jurisdictions may differ from that required to obtain FDA approval. In addition, in many countries outside the United States, a drug must be approved for reimbursement before it can be approved for sale in that country. Approval by the FDA does not ensure approval by regulatory authorities in other countries or jurisdictions, and approval by one foreign regulatory authority does not ensure approval by regulatory authorities in other foreign countries or by the FDA. Failure to obtain regulatory approval in one country may have a negative effect on the regulatory approval process in others. The foreign regulatory approval process may include all of the risks associated with obtaining FDA approval. Rexahn may not be able to file for regulatory approvals and may not receive necessary approvals to commercialize Rexahn’s products in any foreign market. If Rexahn is unable to obtain approval of any of its product candidates by regulatory authorities in jurisdictions outside the United States, the commercial prospects of that product candidate may be diminished and Rexahn’s business prospects could be adversely impacted.
The market opportunities for any current or future product candidate Rexahn develops, if approved, may be limited to those patients who are ineligible for established therapies or for whom prior therapies have failed, and may be small.
Any revenue Rexahn is able to generate in the future from product sales will be dependent, in part, upon the size of the market in the United States and any other jurisdiction for which Rexahn gains regulatory approval and has commercial rights. If the markets or patient subsets that Rexahn is targeting are not as significant as Rexahn estimates, Rexahn may not generate significant revenues from sales of such products, even if approved.
Cancer therapies are sometimes characterized as first-line, second-line, or third-line, and the FDA often approves new therapies initially only for third-line use. When cancer is detected early enough, first-line therapy, usually chemotherapy, hormone therapy, surgery, radiation therapy or a combination of these, is sometimes adequate to cure the cancer or prolong life without a cure. Second- and third-line therapies are administered to patients when prior therapy is not effective. Rexahn may initially seek approval for other product candidates as therapies for patients who have received one or more prior treatments. If Rexahn does so, for those products that prove to be sufficiently beneficial, if any, Rexahn would expect to seek approval potentially as a first-line therapy, but there is no guarantee that any product candidate Rexahn develops, even if approved, would be approved for first-line therapy, and, prior to any such approvals, Rexahn may have to conduct additional clinical trials.
The number of patients who have the types of cancer Rexahn is targeting may turn out to be lower than expected. Additionally, the potentially addressable patient population for Rexahn’s current or future product candidates may be limited, if and when approved. Even if Rexahn obtains significant market share for any product candidate, if and when approved, if the potential target populations are small, Rexahn may never achieve profitability without obtaining marketing approval for additional indications, including to be used as first- or second-line therapy.
If physicians and patients do not accept and use Rexahn’s drugs, Rexahn’s ability to generate revenue from sales of its products will be materially impaired.
Even if the FDA approves Rexahn’s product candidates, physicians and patients may not accept and use them. Future acceptance and use of Rexahn’s products will depend upon a number of factors including, but not limited to:
•	awareness of a drug’s availability and benefits;
•	perceptions by members of the health care community, including physicians, about the safety and effectiveness of Rexahn’s drugs;
•	pharmacological benefit and cost-effectiveness of Rexahn’s products relative to competing products;
•	availability of reimbursement for Rexahn’s products from government or other third-party payors;
•	effectiveness of marketing and distribution efforts by Rexahn and Rexahn’s licensees and distributors, if any; and
•	the price at which Rexahn sells its products.
Because Rexahn expects sales of its current product candidates, if approved, to generate substantially all of its product revenues for the foreseeable future, the failure of any of these drugs to find market acceptance would harm Rexahn’s business and could require Rexahn to seek additional financing.

Changes in healthcare law and implementing regulations, including those based on recently enacted and future legislation, as well as changes in healthcare policy, may increase the difficulty and cost for Rexahn to commercialize Rexahn’s product candidates and affect the prices Rexahn may obtain.
The United States and many foreign jurisdictions have enacted or proposed legislative and regulatory changes affecting the healthcare system that could prevent or delay marketing approval of Rexahn’s product candidates, restrict or regulate post-approval activities and affect Rexahn’s ability to profitably sell any product candidate for which Rexahn obtains marketing approval. The United States government, state legislatures and foreign governments also have shown significant interest in implementing cost-containment programs to limit the growth of government-paid healthcare costs, including price controls, restrictions on reimbursement and requirements for substitution of generic products for branded prescription drugs.
The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act (collectively, the “Affordable Care Act”), substantially changed the way healthcare is financed by both governmental and private insurers, and significantly impacted the pharmaceutical industry. The Affordable Care Act is intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against healthcare fraud and abuse, add new transparency requirements for healthcare and health insurance industries, impose new taxes and fees on pharmaceutical and medical device manufacturers, and impose additional health policy reforms.
The Affordable Care Act and certain of its provisions have been subject to judicial challenges, as well as efforts to repeal or replace them or to alter their interpretation or implementation. For example, the Tax Cuts and Jobs Act, enacted on December 22, 2017, eliminated the shared responsibility payment for individuals who fail to maintain minimum essential coverage under section 5000A of the Internal Revenue Code of 1986, commonly referred to as the individual mandate.
In addition, in December 2018, a United States District Court Judge for the Northern District of Texas ruled that the individual mandate is (i) unconstitutional as a result of the associated tax penalty being repealed by Congress as part of the Tax Cuts and Jobs Act and (ii) not severable from the rest of the Affordable Care Act, and that as a result the entire Affordable Care Act is invalid. On December 18, 2019, the U.S. Court of Appeals for the Fifth Circuit affirmed the district court’s decision that the individual mandate is unconstitutional, but remanded the case to the district court to reconsider the severability question. It is unclear how the ultimate decision in this case, or other efforts to repeal, replace, or invalidate the Affordable Care Act or its implementing regulations, or portions thereof, will impact the Affordable Care Act and implementation. Additional legislative changes, regulatory changes and judicial challenges related to the Affordable Care Act remain possible. Any such changes could decrease the number of individuals with health coverage. It is possible that the Affordable Care Act, as currently enacted or as it may be amended in the future, and other healthcare reform measures that may be adopted in the future could have a material adverse effect on Rexahn’s industry generally and on Rexahn’s ability to successfully commercialize its product candidates, if approved.
In addition, other legislative changes have been proposed and adopted since the Affordable Care Act was enacted. For example, recent legislative enactments have resulted in Medicare payments to providers being subject to a reduction of, on average, two percent, referred to as sequestration, until 2029. Continuation of sequestration or enactment of other reductions in Medicare reimbursement for drugs could affect Rexahn’s ability to achieve a profit on any candidate products that are approved for marketing.
The implementation of cost containment measures or other healthcare reforms may prevent Rexahn from being able to generate revenue, attain profitability or commercialize Rexahn’s products.
Rexahn depends on its information technology systems, and any failure of these systems could harm Rexahn’s business. Security breaches, loss of data, and other disruptions could compromise sensitive information related to Rexahn’s business or prevent Rexahn from accessing critical information and expose Rexahn to liability, which could adversely affect Rexahn’s business, results of operations and financial condition.
Despite the implementation of security measures, Rexahn’s internal computer systems, and those of Rexahn’s collaborators, Rexahn’s CROs and other third parties on which Rexahn relies, are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. If such an event were to occur and cause interruptions in Rexahn’s operations, it could result in a material disruption of Rexahn’s drug development programs and business operations. For example, the loss of clinical trial data from completed or ongoing or planned clinical trials could result in delays in Rexahn’s regulatory approval efforts for its product candidates and significantly increase Rexahn’s costs to recover or reproduce the data. To the extent that any disruption or security breach was to result in a loss of or damage to Rexahn’s data or applications, or inappropriate disclosure of confidential or proprietary information, Rexahn could incur liabilities and the further development of Rexahn’s product candidates could be delayed or Rexahn’s commercial operations could be impacted. Moreover, if a computer security breach affects Rexahn’s systems or results in the unauthorized release of personally identifiable information, Rexahn’s reputation could be materially damaged. In addition, such a breach may require notification to governmental agencies, the media or individuals pursuant to various federal and state privacy and security laws, if applicable.
If Rexahn fails to comply with data protection laws and regulations, Rexahn could be subject to government enforcement actions (which could include civil or criminal penalties), private litigation and/or adverse publicity, which could negatively affect Rexahn’s operating results and business.
Rexahn is subject to data protection laws and regulations (i.e., laws and regulations that address privacy and data security). In the U.S., numerous federal and state laws and regulations, including state data breach notification laws, state health information and genetic privacy laws, and federal and state consumer protection laws, including, for example, Section 5 of the Federal Trade Commission Act (the “FTC Act”) and the California Consumer Privacy Act (the “CCPA”), govern the collection, use, disclosure, and protection of health-related and other personal information. Failure to comply with data protection laws and regulations could result in government enforcement actions and create liability for Rexahn (which could include civil and/or criminal penalties), private litigation and/or adverse publicity that could negatively affect Rexahn’s operating results and business. Many of these federal and state laws and regulations differ from each other in significant ways, thus complicating compliance efforts. In addition, Rexahn may obtain health information from third parties, such as research institutions from which Rexahn obtains clinical trial data, that are subject to privacy and security requirements under the federal Health Insurance Portability and Accountability Act of 1996 (“HIPAA”). Although Rexahn is not directly subject to HIPAA—other than potentially with respect to providing certain employee benefits—Rexahn could be subject to criminal penalties if Rexahn, Rexahn’s affiliates or Rexahn’s agents knowingly obtain, use or disclose individually identifiable health information maintained by a HIPAA-covered entity in a manner that is not authorized or permitted by HIPAA. Among other things, HIPAA generally requires that healthcare providers and other covered entities obtain written authorizations from patients prior to disclosing protected health information of the patient (unless an exception to the authorization requirement applies). If authorization is required and the patient fails to execute an authorization or the authorization fails to contain all required provisions, then Rexahn may not be allowed access to and use of the patient’s information and Rexahn’s research efforts could be impaired or delayed. Furthermore, use of protected health information that is provided to Rexahn pursuant to a valid patient authorization is subject to the limits set forth in the authorization (e.g., for use in research and in submissions to regulatory authorities for product approvals). In addition, HIPAA does not replace federal, state, foreign or other laws that may grant individuals even greater privacy protections.
Rexahn’s relationships with customers and third-party payors will be subject to applicable anti-kickback, fraud and abuse, transparency and other healthcare laws and regulations, which could expose Rexahn to criminal sanctions, civil penalties, contractual damages, reputational harm, administrative burdens and diminished profits and future earnings.
Healthcare providers, physicians and third-party payors play a primary role in the recommendation and prescription of any product candidates for which Rexahn obtains marketing approval. Rexahn’s future arrangements with third-party payors and customers may expose Rexahn to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which Rexahn markets, sells and distributes the products for which it obtains marketing approval. Restrictions under applicable federal and state healthcare laws and regulations include the following:
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the federal Anti-Kickback Statute (the “Anti-Kickback Statute”) prohibits persons from, among other things, knowingly and willfully soliciting, offering, receiving or providing remuneration (interpreted to include anything of value), directly or indirectly, in cash or in kind, to induce or reward, or in return for, the referral of an individual for the furnishing or arranging for the furnishing, or the purchase, lease or order, or arranging for or recommending purchase, lease or order, any good or service for which payment may be made, in whole or in part, under a federal healthcare program such as Medicare and Medicaid;

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the federal civil False Claims Act (the “FCA”) imposes penalties, including through civil whistleblower or qui tam actions, against individuals or entities for, among other things, knowingly presenting, or causing to be presented, claims for payment of government funds that are false or fraudulent or making a false record or statement material to an obligation to pay money to the government or knowingly concealing or knowingly and improperly avoiding, decreasing, or concealing an obligation to pay money to the federal government;

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HIPAA imposes criminal liability for knowingly and willfully executing a scheme to defraud any healthcare benefit program, including private third party payers, knowingly and willfully embezzling or stealing from a health care benefit program, willfully obstructing a criminal investigation of a health care offense, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statements or representations or making or using any false writing or document knowing the same to contain any materially false, fictitious or fraudulent statement or entry, in connection with the delivery of, or payment for, healthcare benefits, items or services. Similar to the Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation;

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HIPAA and its implementing regulations also impose obligations on certain covered entity health care providers, health plans and health care clearinghouses as well as their business associates that perform certain services involving the use or disclosure of individually identifiable health information, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

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the federal Physician Payment Sunshine Act (the “Physician Payment Sunshine Act”), being implemented as the Open Payments Program, which requires manufacturers of drugs, devices, biologics, and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) to report annually to CMS information related to direct or indirect payments and other transfers of value to physicians and teaching hospitals (and certain other practitioners beginning in 2022), as well as ownership and investment interests held in the company by physicians and their immediate family members; and

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analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, which may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers; state and foreign laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to certain healthcare providers; state and foreign laws that require drug manufacturers to report information related to clinical trials, or information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; and state and foreign laws that govern the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Efforts to ensure that Rexahn’s business arrangements with third parties will comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that Rexahn’s business practices may not comply with current or future statutes, regulations or case law interpreting applicable fraud and abuse or other healthcare laws and regulations. If Rexahn’s operations are found to be in violation of any of these laws or any other governmental regulations that may apply to Rexahn, Rexahn may be subject to significant civil, criminal and administrative penalties, damages, fines, imprisonment, exclusion from government funded healthcare programs, such as Medicare and Medicaid, and the curtailment or restructuring of Rexahn’s operations. If any of the physicians or other healthcare providers or entities with whom Rexahn expects to do business is found not to be in compliance with applicable laws, that person or entity may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs. For a fuller discussion of the applicable anti-kickback, fraud and abuse, transparency and other healthcare laws and regulations applicable to Rexahn’s business, see the section entitled “Rexahn Business – Government Regulation” in this proxy statement/prospectus/information statement.

Rexahn is subject to certain U.S. and foreign anti-corruption, anti-money laundering, export control, sanctions and other trade laws and regulations. Rexahn can face serious consequences for violations.
Among other matters, U.S. and foreign anti-corruption, anti-money laundering, export control, sanctions and other trade laws and regulations (“Trade Laws”) prohibit companies and their employees, agents, clinical research organizations, legal counsel, accountants, consultants, contractors and other partners from authorizing, promising, offering, providing, soliciting or receiving directly or indirectly, corrupt or improper payments or anything else of value to or from recipients in the public or private sector.
Rexahn’s business is heavily regulated and therefore involves significant interaction with public officials. Rexahn has direct or indirect interactions with officials and employees of government agencies or government-affiliated organizations, including outside of the United States. Rexahn has engaged or plans to engage third parties for clinical trials and/or to obtain necessary permits, licenses, patent registrations, and other regulatory approvals and Rexahn can be held liable for the corrupt or other illegal activities of Rexahn’s personnel, agents or partners, even if Rexahn does not explicitly authorize or have prior knowledge of such activities. Rexahn’s operations are subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), which prohibits, among other things, U.S. companies and their employees and agents from authorizing, promising, offering or providing, directly or indirectly, corrupt or improper payments or anything else of value to foreign government officials, employees of public international organizations and foreign government-owned or affiliated entities, candidates for foreign political office, and foreign political parties or officials thereof. Recently, the SEC and Department of Justice have increased their FCPA enforcement activities with respect to biotechnology and pharmaceutical companies. There is no certainty that all of Rexahn’s employees, agents, suppliers, manufacturers, contractors or collaborators, or those of Rexahn’s affiliates, will comply with all applicable laws and regulations, particularly given the high level of complexity of these laws.
Violations of Trade Laws could result in fines, criminal sanctions against Rexahn, Rexahn’s officers or Rexahn’s employees, the closing down of facilities, including those of Rexahn’s suppliers and manufacturers, requirements to obtain export licenses, cessation of business activities in sanctioned countries, implementation of compliance programs and prohibitions on the conduct of Rexahn’s business. Such violations could also result in prohibitions on Rexahn’s ability to offer Rexahn’s products in one or more countries as well as difficulties in manufacturing or continuing to develop Rexahn’s products, and could materially damage Rexahn’s reputation, Rexahn’s brand, Rexahn’s international expansion efforts, Rexahn’s ability to attract and retain employees, and Rexahn’s business, prospects, operating results and financial condition.
Developments by competitors may render Rexahn’s products or technologies obsolete or non-competitive.
The biotechnology and pharmaceutical industries are intensely competitive and subject to rapid and significant technological change. Rexahn competes against fully integrated pharmaceutical companies and smaller companies, including smaller companies that are or may be collaborating with larger pharmaceutical companies, as well as academic institutions, government agencies and other public and private research organizations. Many of these competitors, either alone or together with their collaborative partners, operate larger research and development programs or have substantially greater financial resources than Rexahn does, as well as more experience in:
•	developing drugs;
•	undertaking preclinical testing and human clinical trials;
•	obtaining FDA and other regulatory approvals of drugs;
•	formulating and manufacturing drugs; and
•	launching, marketing and selling drugs.
Large pharmaceutical companies currently sell both generic and proprietary compounds for the treatment of cancer. In addition, companies developing oncology therapies represent substantial competition. Many of these organizations have substantially greater capital resources, larger research and development staff and facilities, history in obtaining regulatory approvals and greater manufacturing and marketing capabilities than Rexahn does. These organizations also compete with Rexahn to attract qualified personnel, parties for acquisitions, joint ventures or other collaborations.

Rexahn’s competitors may succeed in obtaining regulatory approval of their products more rapidly than Rexahn is able to, obtaining patent protection or other intellectual property rights that limit Rexahn’s ability to develop or commercialize Rexahn’s product candidates, or developing products that are more effective and/or safer than Rexahn’s, any of which could render Rexahn’s product candidates less competitive prior to recovery by Rexahn of expenses incurred with respect to their development and could lead Rexahn to alter Rexahn’s business plans or development strategies. For example, in response to the changing treatment landscape for RCC, patients over the prior two years with the approval of new therapies by the FDA, in February 2018, Rexahn announced plans to discontinue the internally funded programs of RX-0201 and ceased enrolling patients in a Phase 2a proof-of-concept clinical trial of RX-0201 in patients with metastatic RCC.
Rexahn may expend its limited resources to pursue a particular product candidate and fail to capitalize on product candidates or indications that may be more profitable or for which there is a greater likelihood of success.
Because Rexahn has limited financial and managerial resources, Rexahn has focused on specific product candidates, indications and development programs. As a result, Rexahn may forgo or delay pursuit of opportunities with other product candidates that could have had greater commercial potential. Rexahn’s resource allocation decisions may cause Rexahn to fail to capitalize on viable commercial products or profitable market opportunities. Rexahn’s spending on current and future product candidates for specific indications may not yield any commercially viable products. If Rexahn does not accurately evaluate the commercial potential or target market for a particular product candidate, Rexahn may relinquish valuable rights to that product candidate through future collaborations, licenses and other similar arrangements in cases in which it would have been more advantageous for Rexahn to retain sole development and commercialization rights to such product candidate. If Rexahn is unable to manage its limited resources effectively, Rexahn may not efficiently use these resources, which may delay the development of Rexahn’s product candidates and negatively impact Rexahn’s business, results of operations and financial condition.
Rexahn may not be successful in obtaining the rights to product candidates to continue building Rexahn’s development pipeline, or these in-licenses may not be successful.
In addition to Rexahn’s own internally developed product candidates, Rexahn may seek opportunities to acquire or in-license compounds in oncology and other therapeutic areas, which entails additional risk to Rexahn. Identifying, selecting and acquiring promising product candidates requires substantial technical, financial and human resources expertise. Rexahn may be unable to acquire or in-license any product candidates from third parties, including because Rexahn is focusing on a specific area of care and may be unable to identify product candidates that Rexahn believes are an appropriate strategic fit for the company. In addition, efforts to do so may not result in the actual acquisition or license of a particular product candidate, potentially resulting in a diversion of Rexahn’s management’s time and the expenditure of Rexahn’s resources with no resulting benefit.
The in-licensing and acquisition of product candidates is a competitive area, and a number of more established companies are also pursuing strategies to in-license or acquire product candidates that Rexahn may consider attractive. These established companies may have a competitive advantage over Rexahn due to their size, cash resources and greater clinical development and commercialization capabilities. Furthermore, companies that perceive Rexahn to be a competitor may be unwilling to assign or license rights to Rexahn. Rexahn also may be unable to in-license or acquire the relevant product candidate on terms that would allow Rexahn to make an appropriate return on Rexahn’s investment.
If Rexahn is unable to identify programs that ultimately result in approved products, Rexahn may spend material amounts of capital and other resources evaluating, acquiring and developing products that ultimately do not provide a return on Rexahn’s investment. Such additional product candidates could significantly increase Rexahn’s capital requirements and place further strain on Rexahn’s limited resources, including on the time of Rexahn’s existing personnel, which may delay or otherwise adversely affect the development of Rexahn’s existing product candidates.
Rexahn is dependent on its President and Chief Executive Officer and other key professionals and the loss of any of these individuals could harm Rexahn’s business.
Rexahn is dependent on the efforts of its President and Chief Executive Officer, Douglas J. Swirsky. The loss of Mr. Swirsky could materially and adversely affect Rexahn’s business. Mr. Swirsky is employed “at-will,” and may elect to pursue other opportunities at any time.

Rexahn may need to attract, train and retain additional experienced executives and other key professionals in the future.
In the future, Rexahn may need to attract, train and retain additional executives and other key professionals. There is a high demand for experienced executive, scientific, manufacturing and quality personnel in Rexahn’s industry, and competition for such individuals is intense. Rexahn does not know whether Rexahn will be able to attract, train and retain such experienced personnel to support Rexahn’s business activities and research and development activities, which could have a material adverse effect on Rexahn’s business, financial condition and results of operations.
Rexahn may incur substantial liabilities and may be required to limit commercialization of its products in response to product liability lawsuits.
The testing and marketing of medical products entail an inherent risk of product liability. Product liability claims may be brought against Rexahn by subjects enrolled in Rexahn’s clinical trials, patients, healthcare providers or others using, administering or selling Rexahn’s products. Large judgments have been awarded in class action lawsuits based on drugs that had unanticipated side effects. If Rexahn cannot successfully defend itself against product liability claims, Rexahn may incur substantial liabilities or be required to limit commercialization of its products. Rexahn’s inability to obtain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of pharmaceutical products Rexahn develops, alone or with partners. Although Rexahn currently carries clinical trial insurance and product liability insurance, Rexahn, or any collaborators, may not be able to maintain such insurance at a reasonable cost. Even if Rexahn’s agreements with any future collaborators entitles it to indemnification against losses, such indemnification may not be available or adequate should any claims arise.
Risks Related to Rexahn’s Reliance on Third Parties
Much of Rexahn’s drug development program depends upon third parties, and if these third parties do not successfully carry out their contractual duties or meet expected deadlines, Rexahn may not be able to obtain regulatory approval for, or commercialize, Rexahn’s product candidates, and Rexahn’s business could be substantially harmed.
Rexahn has engaged third-party CROs and other investigators and collaborators, such as universities, medical institutions and other life science companies, to conduct Rexahn’s preclinical studies, toxicology studies and clinical trials, and to pursue development for Rexahn’s product candidates. For example, in February 2020, Rexahn entered into the HaiChang License Agreement pursuant to which HaiChang agreed to use commercially reasonable efforts to develop RX-0201 or RX-0301. The HaiChang License Agreement replaced an earlier agreement under which HaiChang had agreed to develop RX-0301 and conduct certain preclinical and clinical activities through completion of a Phase 2a proof-of-concept clinical trial in hepatic cell carcinoma in China. That trial has not yet occurred. Engaging third parties, or collaborating with third parties, is typical practice in Rexahn’s industry. However, relying on such organizations means that the conduct of clinical trials and other studies, and the completion of these trials and studies, is not within Rexahn’s direct control. Trials and studies may be delayed due to circumstances outside Rexahn’s control, and such delays may result in additional expenses for Rexahn.
While Rexahn makes efforts to oversee the work of third-party contractors, these collaborators are not Rexahn’s employees, and except for remedies available to Rexahn under Rexahn’s agreements with such third parties, Rexahn cannot control the effort, time or other resources that they devote to Rexahn’s programs. Third parties may not assign priority to Rexahn’s programs or pursue them as diligently as Rexahn would if Rexahn was undertaking them itself. In addition, Rexahn is responsible for ensuring that each of Rexahn’s clinical and nonclinical studies is conducted in accordance with the applicable protocol and legal, regulatory and scientific standards, such as cGCP and good laboratory practice, and Rexahn’s reliance on collaborators and CROs does not relieve Rexahn of Rexahn’s regulatory responsibilities. If Rexahn or any of Rexahn’s collaborators or CROs fail to comply with applicable cGCP, the clinical data generated in Rexahn’s clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require Rexahn to perform additional clinical trials before approving Rexahn’s marketing applications. Rexahn cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that any of Rexahn’s clinical trials complies with cGCP requirements. Failure to comply with these regulations may require Rexahn to repeat preclinical and clinical trials, which would delay the regulatory approval process and Rexahn’s ability to generate and grow revenues.

If outside collaborators fail to devote sufficient time and resources to Rexahn’s drug-development programs, or if their performance is substandard, the approval of Rexahn’s FDA applications and introduction of new drugs to the market may be delayed or unsuccessful. As a result, Rexahn’s results of operations and the commercial prospects for Rexahn’s product candidates would be harmed, Rexahn’s costs could increase and Rexahn’s ability to generate revenues could be delayed. For example, the success of the HaiChang License Agreement depends on, among other things, the skills, experience and efforts of HaiChang, HaiChang’s commitment to the arrangement, and the financial condition of HaiChang, all of which are beyond Rexahn’s control. In the event that HaiChang fails to successfully develop or commercialize any of the products licensed under the HaiChang License Agreement, including due to early termination of the HaiChang agreement, Rexahn’s ability to obtain fees, milestone payments and royalties would be adversely affected, which could have an adverse effect on Rexahn’s financial condition and results of operation. Rexahn’s collaborators may also have relationships with other commercial entities, some of which may compete with Rexahn. If Rexahn’s collaborators assist Rexahn’s competitors at Rexahn’s expense, Rexahn’s competitive position would be harmed.
If Rexahn loses its relationships with CROs, its drug development efforts could be delayed.
Rexahn relies on third-party vendors and CROs for preclinical studies and clinical trials related to Rexahn’s drug development efforts. Switching or adding additional CROs involves additional cost, requires management time and focus and could result in substantial delays in Rexahn’s development programs. Rexahn’s CROs have the right to terminate their agreements with Rexahn in the event of an uncured material breach. In addition, some of Rexahn’s CROs have an ability to terminate their respective agreements with Rexahn if it can be reasonably demonstrated that the safety of the subjects participating in Rexahn’s clinical trials warrants such termination, if Rexahn makes a general assignment for the benefit of Rexahn’s creditors, or if Rexahn is liquidated. Identifying, qualifying and managing the performance of third-party service providers can be difficult, time consuming and cause delays in Rexahn’s development programs. In addition, there is a natural transition period when a new CRO commences work and the new CRO may not provide the same type or level of services as the original provider. If any of Rexahn’s relationships with Rexahn’s third-party CROs terminates, Rexahn may not be able to enter into arrangements with alternative CROs or do so on commercially reasonable terms.
Rexahn relies exclusively on third parties to formulate and manufacture its product candidates, which exposes it to a number of risks that may delay development, regulatory approval and commercialization of Rexahn’s products or result in higher product costs.
Rexahn has no experience in drug formulation or manufacturing and Rexahn lacks the resources and expertise to formulate or manufacture Rexahn’s own product candidates internally. Therefore, Rexahn relies on third-party expertise to support it in this area. Rexahn has entered into contracts with third-party manufacturers to manufacture, supply, store and distribute supplies of Rexahn’s product candidates for Rexahn’s clinical trials. If any of Rexahn’s product candidates receives FDA approval, Rexahn expects to rely on third-party contractors to manufacture Rexahn’s drugs. Rexahn has no current plans to build internal manufacturing capacity for any product candidate, and Rexahn has no long-term supply arrangements.
Rexahn’s reliance on third-party manufacturers exposes Rexahn to potential risks, such as the following:
•
Rexahn may be unable to contract with third-party manufacturers on acceptable terms, or at all, because the number of potential manufacturers is limited. Potential manufacturers of any product candidate that is approved will be subject to FDA compliance inspections and any new manufacturer would have to be qualified to produce Rexahn’s products;

•	Rexahn’s third-party manufacturers might be unable to formulate and manufacture Rexahn’s drugs in the volume and of the quality required to meet Rexahn’s clinical and commercial needs, if any;
•
Rexahn’s third-party manufacturers may not perform as agreed or may not remain in the contract manufacturing business for the time required to supply Rexahn’s clinical trials through completion or to successfully produce, store and distribute Rexahn’s commercial products, if approved;

•
Drug manufacturers are subject to ongoing periodic unannounced inspection by the FDA and other government agencies to ensure compliance with current good manufacturing practices (“cGMP”) and other government regulations and corresponding foreign standards. Rexahn does not have direct control over third-party manufacturers’ compliance with these regulations and standards, but Rexahn may ultimately be responsible for any of their failures;

•
If any third-party manufacturer makes improvements in the manufacturing process for Rexahn’s products, Rexahn may not own, or may have to share, the intellectual property rights to such improvements; and

•	A third-party manufacturer may gain knowledge from working with Rexahn that could be used to supply one of Rexahn’s competitors with a product that competes with Rexahn’s.
If Rexahn’s contract manufacturers or other third parties fail to deliver Rexahn’s product candidates for clinical investigation and, if approved, for commercial sale on a timely basis, with sufficient quality, and at commercially reasonable prices, Rexahn may be required to delay or suspend development and commercialization of Rexahn’s product candidates. For example, Rexahn’s clinical trials must be conducted with product that complies with cGMP. Failure to comply may require Rexahn to repeat or conduct additional preclinical and/or clinical trials, which would increase Rexahn’s development costs and delay the regulatory approval process and Rexahn’s ability to generate and grow revenues.
In addition, any significant disruption in Rexahn’s supplier relationships could harm Rexahn’s business. Rexahn sources key materials from third parties, either directly through agreements with suppliers or indirectly through Rexahn’s manufacturers who have agreements with suppliers. There are a small number of suppliers for certain capital equipment and key materials that are used to manufacture Rexahn’s product candidates. Such suppliers may not sell these key materials to Rexahn’s manufacturers at the times Rexahn needs them or on commercially reasonable terms. Rexahn does not have any control over the process or timing of the acquisition of these key materials by Rexahn’s manufacturers. Moreover, Rexahn currently does not have agreements for the commercial production of a number of these key materials which are used in the manufacture of Rexahn’s product candidates. Any significant delay in the supply of a product candidate or its key materials for an ongoing clinical study could considerably delay completion of Rexahn’s clinical studies, product testing and potential regulatory approval of Rexahn’s product candidates. If Rexahn’s manufacturers or Rexahn are unable to purchase these key materials for Rexahn’s product candidates after regulatory approval, the commercial launch of Rexahn’s product candidates could be delayed or there could be a shortage in supply, which would impair Rexahn’s ability to generate revenues from the sale of Rexahn’s product candidates, if approved.
Each of these risks, if realized, could delay or have other adverse impacts on Rexahn’s clinical trials and the approval and commercialization of Rexahn’s product candidates, potentially resulting in higher costs, reduced revenues or both.
Rexahn has no experience selling, marketing or distributing drug products and currently has no internal capability to do so.
Rexahn currently has no sales, marketing or distribution capabilities. Rexahn does not anticipate having the resources in the foreseeable future to develop global sales and marketing capabilities for all of Rexahn’s proposed products. If the merger is not consummated, Rexahn’s future success depends, in part, on Rexahn’s ability to enter into and maintain collaborative relationships with other companies that have sales, marketing and distribution capabilities, a strategic interest in the products under development, and the ability to successfully market and sell Rexahn’s products. To the extent that Rexahn decides not to, or is unable to, enter into collaborative arrangements with respect to the sales and marketing of Rexahn’s proposed products, significant capital expenditures, management resources and time will be required to establish and develop an in-house marketing and sales force with the necessary expertise. Rexahn cannot assure you that Rexahn will be able to establish or maintain relationships with third-party collaborators or develop in-house sales and distribution capabilities. To the extent that Rexahn depends on third parties for marketing and distribution, any revenues Rexahn receives will depend upon the efforts of such third parties, as well as the terms of Rexahn’s agreements with such third parties, which cannot be predicted at this early stage of Rexahn’s development. Rexahn cannot assure you that such efforts will be successful. In addition, Rexahn cannot assure you that Rexahn will be able to market and sell Rexahn’s products in the United States or overseas.

Risks Related to Rexahn’s Intellectual Property
If Rexahn fails to adequately protect or enforce its intellectual property rights or secure rights to patents of others, the value of Rexahn’s intellectual property rights would diminish, and Rexahn’s business and competitive position would suffer.
Rexahn’s success, competitive position and future revenues will depend in part on Rexahn’s ability and the abilities of Rexahn’s licensors and licensees to obtain and maintain patent protection for Rexahn’s products, methods, processes and other technologies, to preserve Rexahn’s trade secrets, to prevent third parties from infringing on Rexahn’s proprietary rights and to operate without infringing the proprietary rights of third parties. Rexahn has an active patent protection program that includes filing patent applications on new compounds, formulations, delivery systems and methods of making and using products and prosecuting these patent applications in the United States and abroad. As patents issue, Rexahn also files continuation applications as appropriate. Although Rexahn has taken steps to build a strong patent portfolio, Rexahn cannot predict:
•	the degree and range of protection any patents will afford Rexahn against competitors, including whether third parties find ways to invalidate or otherwise circumvent Rexahn’s licensed patents;
•	if and when patents will issue in the United States or any other country;
•	whether or not others will obtain patents claiming aspects similar to those covered by Rexahn’s licensed patents and patent applications;
•	whether Rexahn will need to initiate litigation or administrative proceedings to protect Rexahn’s intellectual property rights, which may be costly whether Rexahn wins or loses;
•
whether any of Rexahn’s patents will be challenged by Rexahn’s competitors alleging invalidity or unenforceability and, if opposed or litigated, the outcome of any administrative or court action as to patent validity, enforceability or scope;

•
whether a competitor will develop a similar compound that is outside the scope of protection afforded by a patent or whether the patent scope is inherent in the claims modified due to interpretation of claim scope by a court;

•	whether there were activities previously undertaken by a licensor that could limit the scope, validity or enforceability of licensed patents and intellectual property; or
•	whether a competitor will assert infringement of its patents or intellectual property, whether or not meritorious, and what the outcome of any related litigation or challenge may be.
Rexahn’s success also depends upon the skills, knowledge and experience of Rexahn’s scientific and technical personnel, Rexahn’s consultants and advisors as well as Rexahn’s licensors, sublicensees and contractors. To help protect Rexahn’s proprietary know-how and Rexahn’s inventions for which patents may be unobtainable or difficult to obtain, Rexahn relies on trade secret protection and confidentiality agreements. To this end, Rexahn requires all employees to enter into agreements that prohibit the disclosure of confidential information and, where applicable, require disclosure and assignment to Rexahn of the ideas, developments, discoveries and inventions important to Rexahn’s business. These agreements may not provide adequate protection for Rexahn’s trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure or the lawful development by others of such information. If any of Rexahn’s trade secrets, know-how or other proprietary information is disclosed, the value of Rexahn’s trade secrets, know-how and other proprietary rights would be significantly impaired, and Rexahn’s business and competitive position would suffer.
Due to legal and factual uncertainties regarding the scope and protection afforded by patents and other proprietary rights, Rexahn may not have meaningful protection from competition.
Rexahn’s long-term success will substantially depend upon Rexahn’s ability to protect Rexahn’s proprietary technologies from infringement, misappropriation, discovery and duplication and avoid infringing the proprietary rights of others. Rexahn’s patent rights, and the patent rights of biopharmaceutical companies in general, are highly uncertain and include complex legal and factual issues. These uncertainties also mean that any patents that

Rexahn owns or may obtain in the future could be subject to challenge, and even if not challenged, may not provide Rexahn with meaningful protection from competition. Patents already issued to Rexahn or Rexahn’s pending applications may become subject to dispute, and any dispute could be resolved against Rexahn.
Changes in patent law could diminish the value of patents in general, thereby impairing Rexahn’s ability to protect Rexahn’s product candidates.
Changes in either the patent laws or interpretation of the patent laws in the United States could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. Assuming that other requirements for patentability are met, prior to March 2013, in the United States, the first to invent the claimed invention was entitled to the patent, while outside the United States, the first to file a patent application was entitled to the patent. After March 2013, under the Leahy-Smith America Invents Act (the “America Invents Act”), the United States transitioned to a first inventor to file system in which, assuming that other requirements for patentability are met, the first inventor to file a patent application will be entitled to the patent on an invention regardless of whether a third party was the first to invent the claimed invention. The America Invents Act also includes a number of significant changes that affect the way patent applications are prosecuted and also may affect patent litigation. These include allowing third-party submission of prior art to the U.S. Patent and Trademark Office (“USPTO”) during patent prosecution and additional procedures to attack the validity or ownership of a patent by USPTO administered post-grant proceedings, including post-grant review, inter partes review and derivation proceedings. The America Invents Act and its implementation could increase the uncertainties and costs surrounding the prosecution of Rexahn’s patent applications and the enforcement or defense of Rexahn’s issued patents, all of which could have a material adverse effect on Rexahn’s business, financial condition, results of operations and prospects.
In addition, the patent positions of companies in the development and commercialization of pharmaceuticals are particularly uncertain. Recent rulings from the U.S. Court of Appeals for the Federal Circuit and the U.S. Supreme Court have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. This combination of events has created uncertainty with respect to the validity and enforceability of patents. Depending on future actions by the U.S. Congress, the federal courts and the USPTO, the laws and regulations governing patents could change in unpredictable ways that could have a material adverse effect on Rexahn’s existing patent portfolio and Rexahn’s ability to protect and enforce Rexahn’s intellectual property in the future.
Rexahn may not be able to protect its intellectual property rights throughout the world.
Filing, prosecuting and enforcing patents on product candidates in all countries throughout the world would be prohibitively expensive, and Rexahn’s intellectual property rights in some countries outside the United States are and could remain less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, Rexahn may be less likely to be able to prevent third parties from infringing Rexahn’s patents in all countries outside the United States, or from selling or importing products that infringe Rexahn’s patents in and into the United States or other jurisdictions. Competitors may use Rexahn’s technologies in jurisdictions where Rexahn has not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where Rexahn has patent protection, but enforcement is not as strong as that in the United States. These products may compete with Rexahn’s products and Rexahn’s patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.
Many countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If Rexahn or any of Rexahn’s licensors is forced to grant a license to third parties with respect to any patents relevant to Rexahn’s business, Rexahn’s competitive position may be impaired, and Rexahn’s business, financial condition, results of operations and prospects may be adversely affected.

If Rexahn infringes the rights of third parties, Rexahn could be prevented from selling products and be forced to defend against litigation and pay damages.
If Rexahn’s products, methods, processes and other technologies infringe the proprietary rights of other parties, Rexahn could incur substantial costs and may have to:
•	obtain licenses, which may not be available on commercially reasonable terms, if at all;
•	redesign its products or processes to avoid infringement;
•	stop using the subject matter claimed in patents held by others, which could cause Rexahn to lose the use of one or more of Rexahn’s product candidates;
•	pay damages; or
•	defend litigation or administrative proceedings that may be costly whether Rexahn wins or loses and that could result in a substantial diversion of Rexahn’s management resources.
Although Rexahn has not received any claims of infringement by any third parties to date, Rexahn expects that as its product candidates move further into clinical trials and commercialization and its public profile is raised, it may be subject to such claims.
Risks Related to Ownership of Rexahn Common Stock
An investment in shares of Rexahn common stock is very speculative and involves a very high degree of risk.
To date, Rexahn has generated no revenues from product sales and only minimal revenues from a research agreement with a minority stockholder and interest on bank account balances and short-term investments. Rexahn’s accumulated deficit as of June 30, 2020 and December 31, 2019 was $166,420,604 and $163,322,676, respectively. For the six months ended June 30, 2020 and 2019 and the years ended December 31, 2019 and 2018, Rexahn had net losses of $3,097,928, $4,807,280, $8,635,434 and $14,368,530, respectively, partially as a result of expenses incurred through a combination of research and development activities related to the various technologies under Rexahn’s control and expenses supporting those activities. Until Rexahn receives approval from the FDA and other regulatory authorities for its product candidates, Rexahn cannot sell its drugs and will not have product revenues.
The market price of Rexahn common stock may fluctuate significantly.
The market price of Rexahn common stock may fluctuate significantly in response to factors, some of which are beyond Rexahn’s control, such as:
•	Rexahn’s ability to consummate the transactions contemplated by the Merger Agreement, including the merger;
•	the announcement of new products or product enhancements by Rexahn or its competitors;
•	changes in Rexahn’s relationships with its licensors or other strategic partners;
•	developments concerning intellectual property rights and regulatory approvals;
•	variations in Rexahn’s and Rexahn’s competitors’ results of operations;
•	changes in earnings estimates or recommendations by securities analysts;
•	changes in the structure of healthcare payment systems; and
•	developments and market conditions in the pharmaceutical and biotechnology industries, including due to the COVID-19 pandemic.
Further, the stock market, in general, and the market for biotechnology companies, in particular, have experienced extreme price and volume fluctuations. Continued market fluctuations could result in extreme volatility in the price of Rexahn common stock, which may be unrelated or disproportionate to Rexahn’s operating performance and which could cause a decline in the value of Rexahn common stock. You should also be aware that price volatility might be worse if the trading volume of Rexahn common stock is low.

Rexahn will require additional capital funding the receipt of which may impair the value of Rexahn common stock.
Rexahn’s future capital requirements depend on many factors, including Rexahn’s ability to consummate the merger and Rexahn’s future research, development, sales and marketing activities. Rexahn will need to raise any additional capital through public or private equity or debt offerings or through arrangements with strategic partners or other sources in order to continue to develop Rexahn’s product candidates. There can be no assurance that additional capital will be available when needed or on terms satisfactory to Rexahn, if at all. To the extent Rexahn raises additional capital by issuing equity securities, Rexahn Stockholders may experience substantial dilution and the new equity securities may have greater rights, preferences or privileges than Rexahn’s existing common stock.
Rexahn has not paid dividends to its stockholders in the past, and does not anticipate paying dividends to its stockholders in the foreseeable future.
Rexahn has not declared or paid cash dividends on its common stock. Rexahn currently intends to retain all future earnings, if any, to fund the continuing operation of its business, and therefore does not anticipate paying dividends on its common stock in the foreseeable future. As a result, you will not realize any income from an investment in Rexahn common stock until and unless you sell your shares at a profit.
Rexahn may be subject to securities litigation, which is expensive and could divert management attention.
The market price of Rexahn common stock may be volatile, and in the past companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. Rexahn may be the target of this type of litigation in the future. Securities litigation against Rexahn could result in substantial costs and direct Rexahn’s management’s attention from other business concerns, which could seriously harm Rexahn’s business.
Risks Related to Ocuphire
Risks Related to Development of Ocuphire’s Product Candidates
Ocuphire currently depends entirely on the success of Nyxol and APX3330, its only product candidates. Ocuphire may never receive marketing approval for, or successfully commercialize, Nyxol, APX3330, or other product candidates it may pursue in the future for any indication.
Ocuphire currently has only two product candidates, Nyxol and APX3330, in clinical development, and its business depends on their successful clinical development, regulatory approval and commercialization. The research, testing, manufacturing, labeling, approval, sale, marketing and distribution of a drug product are subject to extensive regulation by the FDA and other regulatory authorities in the United States and other countries, where regulations may differ. Ocuphire is not permitted to market its product candidates in the United States until it receives approval of an NDA from the FDA or in any foreign countries until it receives the requisite approval from such countries. Ocuphire has not submitted an NDA to the FDA or comparable applications to other regulatory authorities or received marketing approval for its product candidates. Before obtaining regulatory approval for the commercial sale of its product candidates for a particular indication, Ocuphire must demonstrate through preclinical testing and clinical trials that the applicable product candidate is safe and effective for use in that target indication. This process can take many years and may be followed by post-marketing studies and surveillance together which will require the expenditure of substantial resources beyond the proceeds raised in the Pre-Merger Financing. Of the large number of drugs in development in the United States, only a small percentage of drugs successfully complete the FDA regulatory approval process and are commercialized. Accordingly, even if Ocuphire is able to complete development of its product candidates, Ocuphire cannot assure you that its product candidates will be approved or commercialized.
Obtaining approval of an NDA is an extensive, lengthy, expensive and uncertain process, and the FDA may delay, limit or deny approval of Ocuphire’s product candidates for many reasons, including:
•	the data collected from preclinical studies and clinical trials of Ocuphire’s product candidates may not be sufficient to support the submission of an NDA;
•	Ocuphire may not be able to demonstrate to the satisfaction of the FDA that its product candidates are safe and effective for any indication;

•	the results of clinical trials may not meet the level of statistical significance or clinical significance required by the FDA for approval;
•	the FDA may disagree with the number, design, size, conduct, or implementation of Ocuphire’s clinical trials;
•	the FDA may not find the data from preclinical studies and clinical trials sufficient to demonstrate that Ocuphire’s product candidates’ clinical and other benefits outweigh the safety risks;
•	the FDA may disagree with Ocuphire’s interpretation of data from preclinical studies or clinical trials;
•	the FDA may not accept data generated at Ocuphire’s clinical trial sites;
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the FDA may have difficulties scheduling an advisory committee meeting in a timely manner or the advisory committee may recommend against approval of Ocuphire’s application or may recommend that the FDA require, as a condition of approval, additional preclinical studies or clinical trials, limitations on approved labeling or distribution and use restrictions;

•	the FDA may require development of a Risk Evaluation and Mitigation Strategy (REMS) as a condition of approval;
•	the FDA may identify deficiencies in the manufacturing processes or facilities of third party manufacturers with which Ocuphire enters into agreements for clinical and commercial supplies; or
•	the FDA may change its approval policies or adopt new regulations.
The results of previous clinical trials may not be predictive of future results, and the results of Ocuphire’s current and planned clinical trials may not satisfy the requirements of the FDA or non-U.S. regulatory authorities.
The results from the prior preclinical studies and clinical trials for Nyxol and APX3330 discussed elsewhere in this prospectus may not necessarily be predictive of the results of future preclinical studies or clinical trials. Even if Ocuphire is able to complete its planned clinical trials of its product candidates according to its current development timeline, the results from its prior clinical trials of its product candidates may not be replicated in these future trials. Many companies in the pharmaceutical and biotechnology industries (including those with greater resources and experience than Ocuphire) have suffered significant setbacks in late-stage clinical trials after achieving positive results in early stage development, and Ocuphire cannot be certain that it will not face similar setbacks. These setbacks have been caused by, among other things, preclinical findings made while clinical trials were underway or safety or efficacy observations made in clinical trials, including previously unreported adverse events (“AEs”). Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that believed their product candidates performed satisfactorily in preclinical studies and clinical trials nonetheless have failed to obtain FDA approval. Additionally, Ocuphire is developing, as a treatment for Presbyopia, a combination product candidate of Nyxol and low-dose pilocarpine in a two-part kit, which have not been studied together yet. If Ocuphire fails to produce positive results in its clinical trials of any of its product candidates, the development timelines and regulatory approvals and commercialization prospects for its product candidates and its business and financial prospects, would be adversely affected. If Ocuphire fails to produce positive results in its clinical trials of any of its product candidates, the development timelines, regulatory approvals, and commercialization prospects for its product candidates, as well as Ocuphire’s business and financial prospects, would be adversely affected. Further, Ocuphire’s product candidates may not be approved even if they achieve their respective primary endpoints in Phase 3 registration trials. The FDA or non-U.S. regulatory authorities may disagree with Ocuphire’s trial designs or its interpretation of data from preclinical studies and clinical trials. In addition, any of these regulatory authorities may change requirements for the approval of a product candidate even after reviewing and providing comments or advice on a protocol for a pivotal clinical trial that has the potential to result in approval by the FDA or another regulatory authority. Furthermore, any of these regulatory authorities may also approve Ocuphire’s product candidate for fewer or more limited indications than it requests or may grant approval contingent on the performance of costly post-marketing clinical trials.
Ocuphire completed two Phase 2b clinical trials for Nyxol in patients with pharmacologically induced mydriasis and in elderly patients with ocular hypertension (“OHT”) in the second half of 2019. For Nyxol, Ocuphire plans to commence a Phase 3 trial for the treatment of NVD in the fourth quarter of 2020, a Phase 3 trial for RM in the fourth quarter of 2020, and a Phase 2 trial in combination with low-dose pilocarpine for presbyopia, in the first quarter of 2021. For APX3330, Ocuphire plans to commence a Phase 2 trial for the treatment of patients with DR, including patients with moderately severe NPDR and mild PDR, as well as patients with DME without loss of central vision, in the first quarter of 2021. Ocuphire also plans to pursue further clinical and preclinical trials as described elsewhere in this prospectus. If successful, Ocuphire plans to eventually seek regulatory approvals of Nyxol and APX3330 initially in the United States, Canada, and Europe, and may seek approvals in other geographies. Before obtaining regulatory approvals for the commercial sale of any product candidate for any target indication, Ocuphire must demonstrate with substantial evidence gathered in preclinical studies and adequate and well-controlled clinical studies, and, with respect to approval in the United States, to the satisfaction of the FDA, that the product candidate is safe and effective for use for that target indication. Ocuphire cannot assure you that the FDA or non-U.S. regulatory authorities would consider its planned clinical trials to be sufficient to serve as the basis for approval of its product candidates for any indication. The FDA and non-U.S. regulatory authorities retain broad discretion in evaluating the results of Ocuphire’s clinical trials and in determining whether the results demonstrate that its product candidates are safe and effective. If Ocuphire is required to conduct clinical trials of its product candidates in addition to those it has planned prior to approval, Ocuphire will need substantial additional funds, and cannot assure you that the results of any such outcomes trial or other clinical trials will be sufficient for approval.
If clinical trials of Ocuphire’s product candidates fail to demonstrate safety and efficacy to the satisfaction of regulatory authorities or do not otherwise produce positive results, Ocuphire may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of such product candidates.
Before obtaining marketing approval from regulatory authorities for the sale of Nyxol, Ocuphire must complete a six-month toxicology study in rabbits and additional Phase 2 and Phase 3 clinical trials to demonstrate the safety and efficacy in humans. Clinical testing is expensive, difficult to design and implement, can take many years to complete, and is uncertain as to outcome. A failure of one or more clinical trials can occur at any stage of development. In addition, based on the Phase 2 safety, tolerability and efficacy results of APX3330 in patients with DR/DME, Ocuphire might need further animal toxicology studies and additional Phase 2 and Phase 3 clinical trials before obtaining marketing approval from regulatory authorities for the sale of APX3330.
Ocuphire, or its future collaborators, may experience numerous unforeseen events during, or as a result of, clinical trials that could result in increased development costs and delay, and could limit or prevent its ability to receive marketing approval or commercialize its product candidates, including:
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regulators or IRBs may not authorize Ocuphire or its investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site including due to the ongoing COVID-19 pandemic or other public health emergency;

•
government or regulatory delays and changes in regulatory requirements, policy and guidelines may require Ocuphire to perform additional clinical trials or use substantial additional resources to obtain regulatory approval, including due to the ongoing COVID-19 pandemic or other public health emergency;

•
Ocuphire may have delays in reaching or fail to reach agreement on acceptable clinical trial contracts or clinical trial protocols with prospective trial sites, including due to the ongoing COVID-19 pandemic or other public health emergency;

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clinical trials may produce negative or inconclusive results, and Ocuphire may decide, or regulators may require it, to conduct additional clinical trials or abandon product development programs, including due to the ongoing COVID-19 pandemic or other public health emergency;

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the number of patients required for clinical trials may be larger, enrollment in these clinical trials may be slower or participants may drop out of these clinical trials at a higher rate than Ocuphire anticipates, including due to the ongoing COVID-19 pandemic or other public health emergency;

•	Ocuphire’s third-party contractors may fail to comply with regulatory requirements or meet their contractual obligations to Ocuphire in a timely manner, or at all;
•	Ocuphire’s patients or medical investigators may be unwilling to follow its clinical trial protocols;

•	Ocuphire might have to suspend or terminate clinical trials for various reasons, including a finding that the participants are being exposed to unacceptable health risks;
•	the cost of clinical trials may be greater than Ocuphire anticipates, including due to the ongoing COVID-19 pandemic or other public health emergency;
•	the supply or quality of any product candidate or other materials necessary to conduct clinical trials may be insufficient or inadequate;
•	the product candidate may have undesirable side effects or other unexpected characteristics, causing Ocuphire or its investigators, regulators or IRBs to suspend or terminate the trials;
•	clinical trials may be delayed or terminated because of the ongoing COVID-19 pandemic or another public health emergency; and
•	federal agencies may, due to reduced manpower or diverted resources to the COVID-19 pandemic, require more time to review clinical trial protocols and INDs.
If Ocuphire experiences delays or difficulties in the enrollment of patients in clinical trials, Ocuphire’s ability to conduct and complete those clinical trials, and its ability to seek and receive necessary regulatory approvals, could be delayed or prevented.
Ocuphire or its future collaborators may not be able to initiate or continue clinical trials for its product candidates if Ocuphire is unable to locate and enroll a sufficient number of eligible patients to participate in these trials as required by the FDA or analogous regulatory authorities outside the United States. Patient enrollment can be affected by many factors, including:
•	severity of the disease under investigation;
•	availability and efficacy of medications already approved for the disease under investigation;
•	eligibility criteria for the trial in question;
•	competition for eligible patients with other companies conducting clinical trials for product candidates seeking to treat the same indication or patient population;
•	its payments for conducting clinical trials;
•	perceived risks and benefits of the product candidate under study;
•	efforts to facilitate timely enrollment in clinical trials;
•	patient referral practices of physicians;
•	the ability to monitor patients adequately during and after treatment;
•	proximity and availability of clinical trial sites for prospective patients;
•	the ability of patients to safely participate in clinical trials during the COVID-19 pandemic or other public health emergencies; and
•	the ability to monitor patients adequately during periods in which social distancing is required or recommended due to the COVID-19 pandemic.
Ocuphire expects that its late stage clinical trials of Nyxol and APX3330 will commence in the fourth quarter of 2020 through the first quarter of 2021 and each trial may take up to 3 to 9 months to enroll; however, Ocuphire cannot assure you that its timing and enrollment assumptions are correct given the above factors. The recent COVID-19 pandemic may also increase the time required to recruit patients for a study, and may also diminish the ability to monitor patients during the clinical trial. Ocuphire’s inability to enroll a sufficient number of patients for its clinical trials or retain sufficient enrollment through the completion of its trials would result in significant delays or may require Ocuphire to abandon one or more clinical trials altogether. Enrollment delays in Ocuphire’s clinical trials may result in increased development costs for its product candidates and cause its stock price to decline.

Ocuphire or others could discover that Ocuphire’s product candidates lack sufficient efficacy, or that they cause undesirable side effects that were not previously identified, which could delay or prevent regulatory approval or commercialization.
Because both Nyxol and APX3330 have been tested in relatively small patient populations, at a limited range of daily doses up to 1% concentration and 720 mg respectively, and for limited durations to date, it is possible that Ocuphire’s clinical trials have or will indicate an apparent positive effect of Nyxol or APX3330 that is greater than the actual positive effect, if any, or that additional and unforeseen side effects may be observed as its development progresses. Additionally, the combination product candidate of Nyxol and pilocarpine may not achieve the efficacy that is expected based on the individual contributions to efficacy. The discovery that either Nyxol or APX3330 lacks sufficient efficacy, or that they cause undesirable side effects (including side effects not previously identified in Ocuphire’s completed clinical trials), could cause Ocuphire or regulatory authorities to interrupt, delay, or discontinue clinical trials, and could result in the denial of regulatory approval by the FDA or other non-U.S. regulatory authorities for any or all targeted indications.
The discovery that Ocuphire’s product candidates lack sufficient efficacy or that they cause undesirable side effects that were not previously identified could prevent Ocuphire from commercializing such product candidates and generating revenues from sales. In addition, if Ocuphire receives marketing approval for its product candidates and Ocuphire or others later discover that it is less effective, or identify undesirable side effects caused by its product candidates:
•	regulatory authorities may withdraw their approval of the product;
•	Ocuphire may be required to recall the product, change the way this product is administered, conduct additional clinical trials, or change the labeling or distribution of the product (including REMS);
•	additional restrictions may be imposed on the marketing of, or the manufacturing processes for, the product;
•	Ocuphire may be subject to fines, injunctions, or the imposition of civil or criminal penalties;
•	Ocuphire could be sued and held liable for harm caused to patients;
•	the product may be rendered less competitive and sales may decrease; or
•	Ocuphire’s reputation may suffer generally both among clinicians and patients.
Any one or a combination of these events could prevent Ocuphire from achieving or maintaining market acceptance of the affected product candidate, or could substantially increase the costs and expenses of commercializing the product candidate, which in turn could delay or prevent Ocuphire from generating significant, or any, revenues from the sale of the product candidate.
Changes in regulatory requirements or FDA guidance, or unanticipated events during Ocuphire’s clinical trials, may result in changes to clinical trial protocols or additional clinical trial requirements, which could result in increased costs to Ocuphire or delays in its development timeline.
Changes in regulatory requirements or FDA guidance, or unanticipated events during Ocuphire’s clinical trials, may force Ocuphire to amend clinical trial protocols or the FDA may impose additional clinical trial requirements. Amendments to Ocuphire’s clinical trial protocols would require resubmission to the FDA and IRBs for review and approval, and may adversely impact the cost, timing or successful completion of a clinical trial. If Ocuphire experiences delays completing, or if it terminates, any Phase 2 or Phase 3 trials, or if it is required to conduct additional clinical trials, the commercial prospects for its product candidates may be harmed and its ability to generate product revenues will be delayed.
If Ocuphire fails to receive regulatory approval for any of its planned indications for its product candidates or fails to develop additional product candidates, Ocuphire’s commercial opportunity will be limited.
Ocuphire is initially focused on the development of its product candidates for its target indications, the treatment of NVD, pharmacologically-induced mydriasis, presbyopia, DR and DME. However, Ocuphire cannot assure you that it will be able to obtain regulatory approval of its product candidates for any indication, or successfully commercialize its product candidates, if approved. If Ocuphire does not receive regulatory approval for, or successfully commercialize, its product candidates for one or more of its targeted or other indications, Ocuphire’s commercial opportunity will be limited.

Ocuphire may pursue clinical development of additional acquired or in-licensing product candidates. Developing, obtaining regulatory approval for and commercializing additional product candidates will require substantial additional funding beyond the net proceeds of the Pre-Merger Financing, and are prone to the risks of failure inherent in drug product development. Ocuphire cannot assure you that it will be able to successfully advance any additional product candidates through the development process.
Even if it obtains FDA approval to market additional product candidates, Ocuphire cannot assure you that any such product candidates will be successfully commercialized, widely accepted in the marketplace, or more effective than other commercially available alternatives. If Ocuphire is unable to successfully develop and commercialize additional product candidates, its commercial opportunity will be limited.
Ocuphire has limited drug research and discovery capabilities and may need to acquire or license product candidates from third parties to expand its product candidate pipeline.
Ocuphire currently has limited drug research and discovery capabilities. Accordingly, if it is to expand its product candidate pipeline beyond Nyxol and APX3330, Ocuphire may need to acquire or license product candidates from third parties. Ocuphire would face significant competition in seeking to acquire or license promising product candidates. Many of its competitors for such promising product candidates may have significantly greater financial resources and more extensive experience in preclinical testing and clinical trials, obtaining regulatory approvals, and manufacturing and marketing pharmaceutical products, and thus, may be a more attractive option to a potential licensor than Ocuphire. If Ocuphire is unable to acquire or license additional promising product candidates, it may not be able to expand its product candidate pipeline.
If Ocuphire is able to acquire or license other product candidates, such license agreements will likely impose various obligations upon it, and its licensors may have the right to terminate the license thereunder in the event of a material breach or, in some cases, at will. A termination of a future license could result in Ocuphire’s loss of the right to use the licensed intellectual property, which could adversely affect Ocuphire’s ability to develop and commercialize a future product candidate, if approved, as well as harm its competitive business position and its business prospects.
Ocuphire may expend its limited resources to pursue a particular indication and fail to capitalize on indications that may be more profitable or for which there is a greater likelihood of success.
Because Ocuphire has limited financial and managerial resources, it is currently focusing only on development programs that it identifies for specific indications for its product candidates. As a result, Ocuphire may forego or delay pursuit of opportunities for other indications, or with other potential product candidates that later prove to have greater commercial potential. Ocuphire’s resource allocation decisions may cause it to fail to capitalize on viable commercial products or profitable market opportunities. Ocuphire’s spending on current and future research and development programs for specific indications or future product candidates may not yield any commercially viable product. If Ocuphire does not accurately evaluate the commercial potential or target market for its product candidates, it may not gain approval or achieve market acceptance of that candidate, and its business and financial results will be harmed.
Risks Related to Ocuphire’s Financial Position and Need for Additional Capital
Ocuphire has incurred only losses since inception. Ocuphire expects to incur losses for the foreseeable future and may never achieve or maintain profitability.
Since inception, Ocuphire incurred only operating losses. Ocuphire’s net losses were approximately $6.2 million and $1.6 million for the years ended December 31, 2019 and 2018, respectively, and $4.7 million for the six-month period ended June 30, 2020. As of June 30, 2020, Ocuphire had an accumulated deficit of $12.7 million. Ocuphire has funded its operations primarily through Ocuphire promissory notes and Ocuphire convertible notes in private placements and previously through proceeds from the issuance of promissory notes and membership units in Ocularis Pharma, LLC. It has devoted substantially all of its financial resources and efforts on research and development, including clinical development of its product candidates. Even assuming Ocuphire obtains regulatory approval for one or more of its product candidates, Ocuphire expects that it will be at least 40 months before it has a product candidate ready for commercialization. Ocuphire expects to continue to incur significant expenses and increased operating losses for the foreseeable future.

To become and remain profitable, Ocuphire must develop and eventually commercialize a product with market potential. This will require Ocuphire to be successful in a range of challenging activities, including completing preclinical testing and clinical trials, obtaining regulatory approval for a product candidate, manufacturing, marketing, and selling any drug for which it may obtain regulatory approval and satisfying any post-marketing requirements. Ocuphire is the early stages of most of these activities. Ocuphire may never succeed in these activities and, even if it does, it may never generate revenues that are significant or large enough to achieve profitability.
If Ocuphire does achieve profitability, it may not be able to sustain or increase profitability on an annual basis. Its failure to become or remain profitable may decrease Ocuphire’s value and could impair its ability to raise capital, maintain its research and development efforts, expand its business, or continue its operations.
Ocuphire has not generated any revenue and may never be profitable.
Ocuphire’s ability to become profitable depends upon its ability to generate revenue. To date, Ocuphire has not generated any revenue from its product candidates, Nyxol and APX3330, and it does not currently have any other products or product candidates. Ocuphire does not know if, or when, it will generate any revenue. Ocuphire does not expect to generate significant revenue unless and until it obtains marketing approval of, and commercializes, Nyxol or APX3330. Ocuphire’s ability to generate revenue depends on a number of factors, including its ability to:
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obtain favorable results from and complete the clinical development of both Nyxol and APX3330 for their planned indications, including successful completion of the Phase 2 and Phase 3 trials for these indications;

•	submit an application to regulatory authorities for both product candidates and receive marketing approval in the United States and foreign countries;
•	contract for the manufacture of commercial quantities of its product candidates at acceptable cost levels;
•	establish sales and marketing capabilities to effectively market and sell its product candidates in the United States or other markets, alone or with a pharmaceutical partner; and
•	achieve market acceptance of its product candidates in the medical community and with third-party payors.
Even if Ocuphire’s product candidates are approved for commercial sale in one or all of the initial indications that it is pursuing, they may not gain market acceptance or achieve commercial success. In addition, Ocuphire anticipates incurring significant costs associated with commercializing its product candidates. Ocuphire may not achieve profitability soon after generating product revenue, if ever, and may be unable to continue operations without continued funding.
Ocuphire’s recurring operating losses have raised substantial doubt regarding its ability to continue as a going concern.
Ocuphire’s recurring operating losses raise substantial doubt about its ability to continue as a going concern. For the fiscal year ended December 31, 2019, its independent registered public accounting firm has issued its report on Ocuphire’s financial statements and has expressed substantial doubt about its ability to continue as a going concern. Ocuphire has no current source of revenue to sustain its present activities, and it does not expect to generate revenue until and unless the FDA or other applicable regulatory authorities approves, and it successfully commercializes, its product candidates. Accordingly, Ocuphire’s ability to continue as a going concern will require it to obtain additional financing to fund its operations. Uncertainty surrounding Ocuphire’s ability to continue as a going concern may make it more difficult for it to obtain financing for the continuation of its operations and could result in a loss of confidence by investors, suppliers, contractors, and employees.
Ocuphire’s relatively short operating history may make it difficult for investors to evaluate the success of its business to date and to assess its future viability.
Ocuphire is a clinical-stage company, and its operations to date have been limited to organizing and staffing its company, business planning, raising capital, and developing its product candidates. Ocuphire has not yet demonstrated its ability to successfully complete a Phase 3 program, obtain regulatory approval, manufacture a product at commercial scale, or conduct sales and marketing activities necessary for successful product commercialization.
Additionally, there is no operating history on which you may evaluate this business and its prospects. Investment in a start-up company such as Ocuphire is inherently subject to many risks. These risks and difficulties include challenges in accurate financial planning as a result of: (a) accumulated losses; (b) uncertainties resulting from a relatively limited time period in which to develop and evaluate business strategies as compared to companies with longer operating histories; (c) compliance with regulation required to commence sales on some future products; (d) reliance on third parties for operations; (e) financing the business; and (f) meeting the challenges of the other risk factors described herein. Ocuphire has no operating history upon which investors may base an evaluation of its performance; therefore, it is subject to all risks incident to the creation and development of a new business. There can be no assurance that Ocuphire can realize its plans on the projected timetable in order to reach sustainable or profitable operations.
Ocuphire will need substantial additional capital in the future. If additional capital is not available, it will have to delay, reduce or cease operations.
Although Ocuphire believes that the net proceeds from the Pre-Merger Financing, together with cash on hand, will be sufficient to fund its operations through 2021, Ocuphire will need to raise additional capital to continue to fund the further development of its product candidates and operations. Its future capital requirements may be substantial and will depend on many factors including:
•	the scope, size, rate of progress, results, and costs of researching and developing its product candidates, and initiating and completing its preclinical studies and clinical trials;
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the cost, timing and outcome of its efforts to obtain marketing approval for its product candidates in the United States and other countries, including to fund the preparation and filing of an NDA with the FDA for its product candidates and to satisfy related FDA requirements and regulatory requirements in other countries;

•	the number and characteristics of any additional product candidates it develops or acquires, if any;
•	Ocuphire’s ability to establish and maintain collaborations on favorable terms, if at all;
•	the amount of revenue, if any, from commercial sales, should its product candidates receive marketing approval;
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the costs associated with commercializing its product candidates, if Ocuphire receives marketing approval, including the cost and timing of developing sales and marketing capabilities or entering into strategic collaborations to market and sell its product candidates;

•	the cost of manufacturing its product candidates or products Ocuphire successfully commercializes; and
•	the costs associated with general corporate activities, such as the cost of filing, prosecuting and enforcing patent claims and making regulatory filings.
Changing circumstances may cause Ocuphire to consume capital significantly faster than it currently anticipates. Because the outcome of any clinical trial is highly uncertain, Ocuphire cannot reasonably estimate the actual amounts necessary to successfully complete the development, regulatory approval and commercialization of its product candidates. Additional financing may not be available when Ocuphire needs it, or may not be available on terms that are favorable to Ocuphire. In addition, Ocuphire may seek additional capital due to favorable market conditions or strategic considerations, even if Ocuphire believes it has sufficient funds for its current or future operating plans. If adequate funds are unavailable to it on a timely basis, or at all, Ocuphire may not be able to continue the development its product candidates, or commercialize its product candidates, if approved, unless it finds a strategic partner.
Raising additional capital may cause dilution to Ocuphire’s stockholders, restrict Ocuphire’s operations, or require Ocuphire to relinquish rights to its technologies or product candidates.
Until such time, if ever, as Ocuphire can generate substantial product revenues, it expects to finance its cash needs through a combination of equity and debt financings as well as potential strategic collaborations and licensing arrangements. It does not have any committed external source of funds. Debt financing or preferred equity financing, if available, may involve agreements that include covenants limiting or restricting Ocuphire’s ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends.
If Ocuphire raises funds through strategic collaborations or marketing, distribution, or licensing arrangements with third parties, it may have to relinquish valuable rights to its technologies, future revenue streams, research programs or product candidates or to grant licenses on terms that may not be favorable to it. If it is unable to raise additional funds when needed, Ocuphire may be required to delay, limit, reduce or terminate its product development or future commercialization efforts or grant rights to develop and market product candidates that it would otherwise prefer to develop and market itself. This may reduce the value of its common stock.
Risks Related to Government Regulation
The FDA requires the completion of a toxicology study of similar duration before trials longer than 6 months can be conducted such as Phase 3 safety exposure trials for chronic indications or efficacy trials with such 6 month endpoints. This may lead to a significant delay in the commencement of long term clinical trials by Ocuphire or the failure of its product candidates to obtain marketing approval.
At this time, Ocuphire can run trials using Nyxol up to 28 days in duration based on its completed 28-day rabbit toxicology study. Therefore, the planned Phase 3 registration efficacy trials for NVD, with dosing for 7 to 14 days, may be conducted without further toxicology studies. Until Ocuphire has completed a six-month toxicology for Nyxol, FDA regulations restrict it from conducting clinical trials of six months or more in duration targeting chronic indications, which at this time is only the planned 1 year Phase 3 safety exposure trial for NVD. Ocuphire plans to initiate the in-life portion of the six-month toxicology study in rabbits for Nyxol in the first quarter of 2021, with an expected completion and draft report 12 months later. For APX3330, the drug has already been dosed for more than a year in humans and completed over 15 single- and repeat-dose toxicology studies in rats and dogs (including 2 studies up to 3 months in duration); with this data the FDA has agreed to a 24 week clinical trial without the need for further toxicology studies needed. However, the FDA may require Ocuphire to complete further animal toxicology studies for future clinical trials prior to any marketing approval from regulatory authorities for the sale of APX3330. Clinical trials may be delayed due to these clinical restrictions and additional oversight by the FDA. In addition, the findings in the toxicology studies could impact the NDA reviews, and, if approved, labels and uses of Ocuphire’s product candidates.
Even if it receives marketing approval for its product candidates in the United States, Ocuphire may never receive regulatory approval to market such product candidates outside of the United States.
In addition to the United States, Ocuphire intends to seek regulatory approval to market its product candidates in Europe, Japan, Canada, and Australia, and potentially other markets. If Ocuphire pursues additional product candidates in the future, it may seek regulatory approval of such product candidates outside the United States. In order to market any product outside of the United States, however, Ocuphire must establish and comply with the numerous and varying safety, efficacy and other regulatory requirements of these other countries. Approval procedures vary among countries and can involve additional product candidate testing and additional administrative review periods. The time required to obtain approvals in other countries might differ from that required to obtain FDA approval. The marketing approval processes in other countries may include all of the risks detailed above regarding FDA approval in the United States as well as other risks. In particular, in many countries outside of the United States, products must receive pricing and reimbursement approval before the product can be commercialized. Obtaining this approval can result in substantial delays in bringing products to market in such countries. Marketing approval in one country does not ensure marketing approval in another, but a failure or delay in obtaining marketing approval in one country may have a negative effect on the regulatory process in others. Failure to obtain marketing approval in other countries or any delay or other setback in obtaining such approval would impair Ocuphire’s ability to market its product candidates in such foreign markets. Any such impairment would reduce the size of Ocuphire’s potential market, which could have an adverse impact on its business, results of operations and prospects.

Even if Ocuphire obtains marketing approval for its product candidates, such product candidates could be subject to post-marketing restrictions or withdrawal from the market, and Ocuphire may be subject to substantial penalties if it fails to comply with regulatory requirements or experience unanticipated problems with a product following approval.
Any product candidate for which Ocuphire, or its future collaborators, obtains marketing approval in the future, as well as the manufacturing processes, post-approval studies and measures, labeling, advertising, and promotional activities for such drug, among other things, will be subject to continual requirements of and review by the FDA and other regulatory authorities. These requirements include submissions of safety and other post-marketing information and reports, registration and listing requirements, requirements relating to manufacturing, quality control, quality assurance and corresponding maintenance of records and documents, requirements regarding the distribution of samples to physicians and recordkeeping. Even if marketing approval of a product candidate is granted, the approval may be subject to limitations on the indicated uses for which the drug may be marketed or to the conditions of approval, including the requirement to implement a REMS, which could include requirements for a restricted distribution system.
The FDA may also impose requirements for costly post-marketing studies or clinical trials and surveillance to monitor the safety or efficacy of a product candidate. The FDA and other agencies, including the Department of Justice, closely regulate and monitor the post-approval marketing and promotion of drugs to ensure that they are manufactured, marketed, and distributed only for the approved indications and in accordance with the provisions of the approved labeling. The FDA imposes stringent restrictions on manufacturers’ communications regarding off-label use and if Ocuphire, or any future collaborator, does not market a product candidate for which it receives marketing approval for only its approved indications, Ocuphire, or the collaborator, may be subject to warnings or enforcement action for off-label promotion. Violation of the Federal Food, Drug, and Cosmetic Act (“FDC Act”) and other statutes, including the False Claims Act, relating to the promotion and advertising of prescription drugs, may lead to investigations or allegations of violations of federal or state healthcare fraud and abuse laws and state consumer protection laws.
In addition, later discovery of previously unknown AEs or other problems with Ocuphire’s product candidates or its manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may yield various results, including:
•	litigation involving patients taking Ocuphire’s drugs;
•	restrictions on such drugs, manufacturers, or manufacturing processes;
•	restrictions on the labeling or marketing of a drug;
•	restrictions on drug distribution or use;
•	requirements to conduct post-marketing studies or clinical trials;
•	warning letters or untitled letters;
•	withdrawal of the drugs from the market;
•	refusal to approve pending applications or supplements to approved applications that Ocuphire submits;
•	product recall or public notification or medical product safety alerts to healthcare professionals;
•	fines, restitution, or disgorgement of profits or revenues;
•	suspension or withdrawal of marketing approvals;
•	damage to relationships with any potential collaborators;
•	unfavorable press coverage and damage to Ocuphire’s reputation;
•	refusal to permit the import or export of drugs;
•	product seizure; or
•	injunctions or the imposition of civil or criminal penalties.

Ocuphire may seek to avail itself of mechanisms to expedite the development or approval for product candidates it may pursue in the future, such as fast track or breakthrough designation, but such mechanisms may not actually lead to a faster development or regulatory review or approval process.
Ocuphire may seek fast track designation, breakthrough designation, orphan drug designation, priority review, or accelerated approval for product candidates it may pursue in the future. For example, if a drug is intended for the treatment of a serious or life-threatening condition and the drug demonstrates the potential to address unmet medical needs for this condition, the drug sponsor may apply for FDA fast track designation. However, the FDA has broad discretion with regard to these mechanisms, and even if Ocuphire believes a particular product candidate is eligible for any such mechanism, it cannot guarantee that the FDA would decide to grant it. Even if it does obtain fast track or priority review designation or pursue an accelerated approval pathway, Ocuphire may not experience a faster development process, review, or approval compared to conventional FDA procedures. The FDA may withdraw a particular designation if it believes that the designation is no longer supported by data from Ocuphire’s clinical development program.
A breakthrough therapy is defined as a drug that is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints. Designation as a breakthrough therapy is within the discretion of the FDA. Accordingly, even if Ocuphire believes a product candidate meets the criteria for designation as a breakthrough therapy, the FDA may disagree and instead determine not to make such designation. Ocuphire cannot be sure that its evaluation of a product candidate as qualifying for breakthrough therapy designation will meet the FDA’s requirements. In any event, the receipt of a breakthrough therapy designation for a product candidate may not result in a faster development process, review, or approval compared to conventional FDA procedures and does not assure ultimate approval by the FDA. In addition, even if one or more product candidates qualifies as a breakthrough therapy, the FDA may later decide that the product candidate no longer meets the conditions for qualification or may decide that the time period for FDA review or approval will not be shortened.
Recently enacted and future legislation may increase the difficulty and cost for Ocuphire and its future collaborators to obtain marketing approval of its product candidates and affect their pricing.
In the United States and some foreign jurisdictions, there have been a number of legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of a product candidate, restrict or regulate post-approval activities and affect Ocuphire’s ability, or the ability of its future collaborators, to profitably sell any drug for which it, or they, obtains marketing approval. Ocuphire expects that current laws, as well as other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and cause downward pressure on the price that Ocuphire, or its future collaborators, may charge for any approved drug.
For example, in March 2010, the United States Congress enacted the Patient Protection and Affordable Care Act (“PPACA”) and the Health Care and Education Reconciliation Act, or the Healthcare Reform Act, which expanded health care coverage through Medicaid expansion and the implementation of the individual mandate for health insurance coverage and which included changes to the coverage and reimbursement of drug products under government healthcare programs. Under the Trump administration, there have been ongoing efforts to modify or repeal all or certain provisions of the Healthcare Reform Act. For example, tax reform legislation was enacted at the end of 2017 that eliminates the tax penalty established under Healthcare Reform Act for individuals who do not maintain mandated health insurance coverage beginning in 2019. The Healthcare Reform Act has also been subject to judicial challenge. In December 2018, a federal district court, in a challenge brought by a number of state attorneys general, found the Healthcare Reform Act unconstitutional in its entirety because, once Congress repealed the individual mandate provision, there was no longer a basis to rely on Congressional taxing authority to support enactment of the law. Pending appeals, which could take some time, the Healthcare Reform Act is still operational in all respects.
There have also been other reform initiatives under the Trump Administration, including initiatives focused on drug pricing. For example, the Bipartisan Budget Act of 2018 contained various provisions that affect coverage and reimbursement of drugs, including an increase in the discount that manufacturers of Medicare Part D brand name drugs must provide to Medicare Part D beneficiaries during the coverage gap from 50% to 70% that took effect in 2019. As another example, in May of 2018, President Trump and the Secretary of the Department of Health and Human Services, or HHS, released a “blueprint” to lower prescription drug prices and out-of-pocket costs. Certain proposals in the blueprint, and related drug pricing measures proposed since the blueprint, could cause significant operational and reimbursement changes for the pharmaceutical industry. As another example, in November of 2018, CMS issued an advance notice of proposed rulemaking that proposed revisions to Medicare Part D to support health plans’ negotiation of lower drug prices with manufacturers and reduce health plan members’ out-of-pocket costs.
There have also been efforts by federal and state government officials or legislators to implement measures to regulate prices or payment for pharmaceutical products, including legislation on drug importation. Recently, there has been considerable public and government scrutiny of pharmaceutical pricing and proposals to address the perceived high cost of pharmaceuticals. There have also been recent state legislative efforts to address drug costs, which generally have focused on increasing transparency around drug costs or limiting drug prices.
General legislative cost control measures may also affect reimbursement for Ocuphire’s product candidates. The Budget Control Act, as amended, resulted in the imposition of 2% reductions in Medicare (but not Medicaid) payments to providers in 2013 and will remain in effect through 2027 unless additional Congressional action is taken. Any significant spending reductions affecting Medicare, Medicaid or other publicly funded or subsidized health programs that may be implemented and/or any significant taxes or fees that may be imposed on Ocuphire could have an adverse impact on results of operations.
Adoption of new legislation at the federal or state level could affect demand for, or pricing of, Ocuphire’s current or future products if approved for sale. Ocuphire cannot, however, predict the ultimate content, timing or effect of any changes to the Healthcare Reform Act or other federal and state reform efforts. There is no assurance that federal or state health care reform will not adversely affect Ocuphire’s future business and financial results.
There have been judicial and congressional challenges and amendments to certain aspects of the PPACA, and Ocuphire expects there will be additional challenges and amendments to the PPACA in the future, as well as efforts to repeal and replace it. In addition, other legislative changes have been proposed and adopted since the PPACA was enacted. These new laws have resulted in additional reductions in Medicare and other healthcare funding and otherwise may affect the prices Ocuphire may obtain for any product candidate for which marketing approval is obtained. Any reduction in reimbursement from Medicare or other government-funded programs may result in a similar reduction in payments from private payors. Moreover, recently there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products. The implementation of cost containment measures or other healthcare reforms may prevent Ocuphire from being able to generate revenue, attain profitability, or commercialize its drugs.
Legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for pharmaceutical products. Ocuphire cannot be sure whether additional legislative changes will be enacted, or whether the FDA regulations, guidance, or interpretations will be changed, or what the impact of such changes on the marketing approvals of a product candidate, if any, may be. In addition, increased scrutiny by the U.S. Congress of the FDA’s approval process may significantly delay or prevent marketing approval, or subject Ocuphire or its future collaborators to more stringent drug labeling and post-marketing testing and other requirements.
Governments outside of the United States tend to impose strict price controls, which may adversely affect Ocuphire’s revenues from the sales of a drug, if any.
In some countries, particularly in the European Union, the pricing of prescription pharmaceuticals is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a drug. To obtain reimbursement or pricing approval in some countries, Ocuphire, or its future collaborators, may be required to conduct a clinical trial that compares the cost-effectiveness of its products to other available therapies. If reimbursement of Ocuphire’s drugs are unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, its business could be harmed.

Ocuphire’s relationships with healthcare providers and third-party payors will be subject to applicable fraud and abuse and other healthcare laws and regulations, which could expose Ocuphire to criminal sanctions, civil penalties, contractual damages, reputational harm, and diminished profits and future earnings, among other penalties and consequences.
Healthcare providers and third-party payors will play a primary role in the recommendation and prescription of any product candidate for which Ocuphire obtains marketing approval. Ocuphire’s current and future arrangements with third-party payors and customers may expose Ocuphire to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which it markets, sells, and distributes product candidates for which it obtains marketing approval. Restrictions and obligations under applicable federal and state healthcare laws and regulations include the following:
•
the federal Anti-Kickback Statute prohibits, among other things, persons and entities from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made under a federal healthcare program such as Medicare and Medicaid;

•
the federal false claims and civil monetary penalties laws, including the civil False Claims Act, impose criminal and civil penalties, including civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease, or conceal an obligation to pay money to the federal government;

•	HIPAA imposes criminal and civil liability for, among other things, executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;
•
HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, and its implementing regulations, also imposes obligations, including mandatory contractual terms, on certain people and entities with respect to safeguarding the privacy, security, and transmission of individually identifiable health information;

•
the federal Physician Payments Sunshine Act under the Affordable Care Act requires certain manufacturers of drugs, devices, biologics, and medical supplies for which payment is available under Medicare, Medicaid, or the Children’s Health Insurance Program, with specific exceptions, to report specially to the Centers for Medicare & Medicaid Services within the U.S. Department of Health and Human Services information related to physician payments and other transfers of value and physician ownership and investment interests; and

•
analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers, and some state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, in addition to requiring drug manufacturers to report information related to payments to physicians and other healthcare providers or marketing expenditures. Certain state and foreign laws also govern the privacy and security of health information in ways that differ from each other and often are not preempted by HIPAA, thus complicating compliance efforts.

Efforts to ensure that Ocuphire’s current and future business arrangements with third parties will comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that Ocuphire’s business practices may not comply with current or future statutes, regulations, or case law involving applicable fraud and abuse or other healthcare laws and regulations. If Ocuphire’s operations are found to be in violation of any of these laws or any other governmental regulations that may apply to it, it may be subject to significant civil, criminal, and administrative penalties, damages, fines, exclusion from government funded healthcare programs, such as Medicare and Medicaid, disgorgement, individual imprisonment, contractual damages, reputational harm, diminished profits and future earnings, and the curtailment or restructuring of its operations. If any of the physicians or other providers or entities with whom Ocuphire expects to do business are found to not be in compliance with applicable laws, they may be subject to criminal, civil, and administrative sanctions, including exclusions from government funded healthcare programs. Defending against any such actions can be costly, time-consuming, and may require significant financial and personnel resources. Therefore, even if Ocuphire is successful in defending against any such actions that may be brought against it, its business may be impaired.
Ocuphire is subject to U.S. and certain foreign export and import controls, sanctions, embargoes, anti-corruption laws, and anti-money laundering laws and regulations. Compliance with these legal standards could impair its ability to compete in domestic and international markets. Ocuphire could face criminal liability and other serious consequences for violations which could harm its business.
Ocuphire is subject to export control and import laws and regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations, various economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Controls, the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, and other state and national anti-bribery and anti-money laundering laws in the countries in which Ocuphire conducts activities. Anti-corruption laws are interpreted broadly and prohibit companies and their employees, agents, contractors, and other partners from authorizing, promising, offering, or providing, directly or indirectly, improper payments or anything else of value to recipients in the public or private sector. Ocuphire may engage third parties for clinical trials outside of the United States, to sell its products abroad once it enters a commercialization phase, and/or to obtain necessary permits, licenses, patent registrations, and other regulatory approvals. Ocuphire has direct or indirect interactions with officials and employees of government agencies or government-affiliated hospitals, universities, and other organizations. Ocuphire can be held liable for the corrupt or other illegal activities of its employees, agents, contractors, and other partners, even if it does not explicitly authorize or have actual knowledge of such activities. Any violations of the laws and regulations described above may result in substantial civil and criminal fines and penalties, imprisonment, the loss of export or import privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm, and other consequences.
Ocuphire employees may engage in misconduct or other improper activities, including violating applicable regulatory standards and requirements or engaging in insider trading, which could significantly harm Ocuphire’s business.
Ocuphire is exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to:
•	comply with the regulations of the FDA and applicable non-U.S. regulators;
•	provide accurate information to the FDA and applicable non-U.S. regulators;
•	comply with healthcare fraud and abuse laws and regulations in the United States and abroad;
•	report financial information or data accurately; or
•	disclose unauthorized activities to Ocuphire.
In particular, sales, marketing, and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing, and other abusive practices. These laws and regulations restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs, and other business arrangements. Employee misconduct could also involve the improper use of, including trading on, information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to Ocuphire’s reputation. It is not always possible to identify and deter employee misconduct, and the precautions Ocuphire takes to detect and prevent this activity may be ineffective in controlling unknown or unmanaged risks or losses or in protecting it from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against Ocuphire, and Ocuphire is not successful in defending itself or asserting its rights, those actions could have a significant impact on its business, including the imposition of significant civil, criminal, and administrative penalties, damages, fines, exclusion from government funded healthcare programs such as Medicare and Medicaid, disgorgement, individual imprisonment, contractual damages, reputational harm, diminished profits and future earnings, and the curtailment or restructuring of its operations.

The FDA and other regulatory agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses. If found to have improperly promoted off-label uses, Ocuphire may become subject to significant liability.
The FDA and other regulatory agencies strictly regulate the promotional claims that may be made about prescription products. In particular, a product may not be promoted for uses that are not approved by the FDA or such other regulatory agencies as reflected in the product’s approved labeling. If Ocuphire receives marketing approval for its product candidates for a certain indication, physicians may nevertheless prescribe such products to their patients in a manner that is inconsistent with the approved label. If Ocuphire is found to have promoted such off-label uses, it may become subject to significant liability. The federal government has levied large civil and criminal fines against companies for improper promotion and has enjoined several companies from engaging in off-label promotion. The FDA has also requested that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed. If Ocuphire cannot successfully manage the promotion of its product candidates, if approved, it could become subject to significant liability, which would adversely affect its business and financial condition.
Risks Related to Commercialization of Ocuphire’s Product Candidates
Ocuphire faces substantial competition, which may result in others discovering, developing, or commercializing products before or more successfully than it does.
The development and commercialization of new drug products is highly competitive. Ocuphire expects to face competition with respect to its product candidates, if approved, and will face competition with respect to any future product candidates that it may seek to develop or commercialize from major pharmaceutical companies, specialty pharmaceutical companies, biotechnology companies, universities and other research institutions, and government agencies worldwide. The ophthalmological therapies market is highly competitive and dynamic. Ocuphire’s success will depend, in part, on its ability to obtain a share of the market for its planned indications.
Nyxol
Ocuphire is developing Nyxol for use in three different indications: the treatment of NVD, the reversal of pharmacologically induced mydriasis (“RM”), and the treatment of presbyopia. In addition to currently approved therapies, any product that is developed for any of the three indications could compete with Nyxol. Such a product could reduce the overall market opportunity for Nyxol. Other pharmaceutical companies may develop therapies for the same indications that would compete with Nyxol, if approved, and that would not infringe the claims of Ocuphire’s patents, pending patent applications, or other proprietary rights, which could adversely affect its business and results of operations.
Currently, there are no available and approved pharmacological therapies for NVD or RM and Ocuphire is not aware of any in development. Rev-Eyes® (dapiprazole), an alpha-1 antagonist, was approved by the FDA in 1990 to reverse mydriasis induced by adrenergic or anticholinergic agents. Rev-Eyes was withdrawn in the past from the market for reasons unrelated to safety or efficacy, according to the FDA.
Presbyopia
There are currently no approved pharmacological treatments for presbyopia, though several drug treatments are in development. Currently, the competition includes reading glasses, multifocal contact lenses, and monovision contact lenses (i.e., where one eye wears a near vision lens and the other eye wears a distance vision lens). Ocuphire will also compete against several pharmacological therapies in development for the temporary treatment of presbyopia, some of which are pilocarpine-based pupil management therapies, including:
•	Presbysol® (AGN-190584), with 1.25% pilocarpine, developed by Allergan plc.
•	Presbidrops® (CSF-1), with low dose pilocarpine and a secondary agent (lubricant), developed by Orasis Pharmaceuticals Ltd.
•	Liquid Vision®, with aceclidine (another miotic agent), developed by Presbyopia Therapies, LLC.
•	MicroLine®, which is a microdose formulation of pilocarpine, developed by Eyenovia, Inc.
•	KT-101, which uses pilocarpine in the AcuStream delivery system, developed by Kedalion Therapeutics, Inc.

•	UNR844, which uses a mechanism that involves softening the lens to increase near visual acuity, developed by Novartis AG (originally Encore Vision, Inc.).
There are approved devices for presbyopia. One of these is the KAMRA Inlay, developed by AcuFocus, Inc. and marketed by SightLife Surgical, Inc. Another is the Eyelike NoanPinhole, developed by Koryo Eyetech, the first commercially available pinhole soft contact lens. Nyxol would not directly compete against these devices, but rather would be a non-invasive alternative for presbyopes who are averse to surgical intervention.
Glaucoma
Ocuphire may work with a partner to develop a combination approach with Nyxol and Latanoprost as a potential treatment strategy for glaucoma patients, and would face substantial competition. Glaucoma has many approved generic and prescription drug and non-drug treatments including: rho kinase inhibitors Rhopressa® and Rocklatan®, marketed by Aerie Pharmaceuticals, Inc.; latanoprostene bunod Vyzulta®, marketed by Bausch + Lomb, Inc.; prostaglandin analogues (“PGAs”), such as latanoprost; beta blockers, such as timolol; alpha agonists, such as brimonidine; carbonic anhydrase inhibitors, such as dorzolamide hydrochloride; cholinergic agonists, such as pilocarpine; combination therapies, such as Combigan®, marketed by Allergan, Inc., which combines brimonidine and timolol; and minimally invasive glaucoma surgery (“MIGS”).
APX3330
Ocuphire is developing APX3330 for use in two different indications initially: the treatment of DR and DME, and potentially later the treatment of wAMD. In addition to currently approved therapies, any product that is developed for either of the three indications could directly compete directly with APX3330. Such a product could reduce the overall market opportunity for APX3330. Other pharmaceutical companies may develop therapies for the same indications that would compete with APX3330, if approved, and that would not infringe the claims of Ocuphire’s in-licensed patents, pending patent applications, or other proprietary rights, which could adversely affect its business and results of operations.
Competition in Diabetic Retinopathy / Diabetic Macular Edema / wAMD
Ocuphire may face potential competition from both existing therapies and those in development. Current therapies for these retinal diseases rely on suppressing VEGF activity via intravitreal injection or by mitigating the inflammation via intravitreal corticosteroid-releasing implants including:
•	Lucentis® (ranibizumab) and Avastin® (bevacizumab), which are anti-VEGF monoclonal antibody intravitreal injections, developed by Genentech, Inc.
•	EYLEA® (aflibercept), a VEGF inhibitor intravitreal injection, developed by Regeneron Pharmaceuticals.
•	Beovu® Brolucizumab, an anti-VEGF monoclonal antibody intravitreal injection, developed by Novartis AG.
•	MACUGEN® (pegaptanib sodium injection), a selective inhibitor of VEGF-165, developed by Bausch + Lomb.
•	Ozurdex® (dexamethasone), a corticosteroid IVT implant, developed by Allergan plc.
•	Iluvien (fluocinolone acetonide), a corticosteroid IVT implant, developed by Alimera Sciences, Inc.
•	There are also several pharmacological therapies in development, including:
•	Abicipar pegol, an anti-VEGF intravitreal injection with a long duration of action, developed by Allergan plc and Molecular Partners.
•	Farcimab, a bispecific antibody intravitreal injection that suppresses both VEGF and Angiopoietin-2, developed by Genentech, Inc. and Roche AG.
•	KSI-301, an anti-VEGF antibody intravitreal injection coupled with a biopolymer that is intended to increase the time between injections, developed by Kodiak Sciences.
•	OPT-302, an intravitreal injection which binds to multiple types of VEGF receptors that could be used with other anti-VEGF agents, developed by Opthea Limited.

•
ALG-1001, an integrin peptide therapy intravitreal injection that is being evaluated as a sequential or in-combination therapy with bevacizumab in patients with DME, developed by Allegro Ophthalmics, LLC.

Ocuphire’s competitors may develop products that are more effective, safer, more convenient, or less costly than any that it is developing, or that would render its product candidates obsolete or non-competitive. Ocuphire’s competitors may also render its technologies obsolete by advances in existing technological approaches or the development of new or different approaches, potentially eliminating the advantages in Ocuphire’s drug discovery process. Ocuphire’s competitors may also obtain marketing approval from the FDA or other regulatory authorities for its products more rapidly than Ocuphire obtains approval for its products, which could result in Ocuphire’s competitors establishing a strong market position before Ocuphire is able to enter the market.
Many of Ocuphire’s competitors have significantly greater name recognition, financial resources, and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals, and marketing approved products than Ocuphire does. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of Ocuphire’s competitors. Smaller and other early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These companies compete with Ocuphire in recruiting, hiring, and retaining qualified scientific and management personnel, engaging contract service providers, manufacturers and consultants, establishing clinical trial sites, recruiting patients for clinical trials, and entering into strategic transactions, as well as in acquiring technologies complementary to, or necessary for, Ocuphire’s programs.
Ocuphire lacks experience in commercializing products, which may have an adverse effect on its business.
If its product candidates receive marketing approval, Ocuphire will need to transition from a company with a development focus to a company capable of supporting commercial activities, and it may not be successful in making that transition. Ocuphire has never filed an NDA, and has not yet demonstrated the ability to obtain marketing approval for, or to commercialize, any product candidate. As a result, its clinical development and regulatory approval activities, and its ability to successfully commercialize any approved products, may involve more inherent risk, take longer, and cost more than would be the case if it were a company with experience obtaining marketing approval for and commercializing a product candidate.
If Ocuphire is unable to establish sales and marketing capabilities or enter into agreements with third parties to sell, market, and distribute its product candidates, if approved, it may not be successful in commercializing such product candidates if and when they are approved.
Ocuphire does not have any sales or marketing infrastructure and have no capabilities in place at the present time for the sale, marketing, or distribution of pharmaceutical products. To achieve commercial success for any approved product for which it retains sales and marketing responsibilities, Ocuphire must either develop a sales and marketing organization or outsource part or all of these functions to other third parties.
There are risks involved with Ocuphire both establishing its own sales and marketing capabilities and entering into arrangements with third parties to perform these services. For example, recruiting and training a sales force is expensive and time-consuming, which could delay any product launch. If the commercial launch of a product candidate for which Ocuphire recruits a sales force and establish marketing capabilities is delayed or does not occur for any reason, it would have prematurely or unnecessarily incurred these commercialization expenses. This may be costly, and Ocuphire’s investment would be lost if it cannot retain or reposition its sales and marketing personnel.
Factors that may inhibit Ocuphire’s efforts to commercialize its product candidates on its own include:
•	the inability to recruit and retain adequate numbers of effective sales and marketing personnel or enter into distribution agreements with third parties;
•	the inability of sales personnel to obtain access to physicians or persuade adequate numbers of physicians to prescribe its product candidate;
•	the lack of complementary products to be offered by sales personnel, which may put Ocuphire at a competitive disadvantage relative to companies with more extensive product lines;

•	unforeseen costs and expenses associated with creating an independent sales and marketing organization; and
•	the inability to obtain sufficient coverage and reimbursement from third-party payors and governmental agencies.
If it enters into arrangements with third parties to perform sales, marketing, and distribution services, Ocuphire’s product revenues or the profitability of these product revenues to it are likely to be lower than if it were to market and sell a product that Ocuphire developed itself. In addition, Ocuphire may not be successful in entering into arrangements with third parties to sell and market any product candidate or may be unable to do so on terms that are favorable to it. Ocuphire likely will have little control over such third parties, and any of them may fail to devote the necessary resources and attention to sell and market a drug effectively. If Ocuphire does not establish sales and marketing capabilities successfully, either on its own or in collaboration with third parties, it will not be successful in commercializing its product candidates.
Ocuphire’s future commercial success depends upon attaining significant market acceptance of its product candidates, if approved, among physicians, patients, third-party payors, and others in the medical community.
Even if Ocuphire’s product candidates receive marketing approval, they may nonetheless fail to gain sufficient market acceptance by physicians, patients, healthcare payors, or others in the medical community. If such product candidates do not achieve an adequate level of acceptance, Ocuphire may not generate significant product revenues and may not become profitable. The degree of market acceptance of a product candidate, if approved for commercial sale, will depend on a number of factors, including:
•	efficacy and potential advantages compared to alternative treatments;
•	the ability to offer Ocuphire’s product for sale at competitive prices;
•	the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;
•	any restrictions on the use of Ocuphire’s product together with other medications;
•	interactions of its product with other medicines patients are taking;
•	inability of certain types of patients to take Ocuphire’s product;
•	demonstrated ability to treat patients and, if required by any applicable regulatory authority in connection with the approval for target indications as compared with other available therapies;
•	the relative convenience and ease of administration as compared with other treatments available for approved indications;
•	the prevalence and severity of any adverse side effects;
•	limitations or warnings contained in the labeling approved by the FDA;
•	availability of alternative treatments already approved or expected to be commercially launched in the near future;
•	the effectiveness of Ocuphire’s sales and marketing strategies;
•	Ocuphire’s ability to increase awareness through marketing efforts;
•	guidelines and recommendations of organizations involved in research, treatment and prevention of various diseases that may advocate for alternative therapies;
•	Ocuphire’s ability to obtain sufficient third-party coverage and adequate reimbursement;
•	the willingness of patients to pay out-of-pocket in the absence of third-party coverage; and
•	physicians or patients may be reluctant to switch from existing therapies even if potentially more effective, safe or convenient.
Ocuphire has not yet sold any of its products. Ocuphire cannot assure investors that there is a sufficient market demand for its products. Achieving market acceptance for its products will require substantial marketing efforts and expenditure of funds to create awareness and demand by participants in the industry. Ocuphire has not conducted any independent market research to determine the extent of any demand that exists for the products to be provided by it and there is no guarantee that a sufficient interest in the market will exist for the products and services being produced by, or for, it. Any lack of sufficient demand for the products contemplated to be provided by Ocuphire will have a material adverse effect on it.
If the FDA or a comparable foreign regulatory authority approves generic versions of Ocuphire’s product candidates that receive marketing approval, or if such authorities do not grant Ocuphire’s product candidates appropriate periods of exclusivity before approving generic versions of Ocuphire’s products, the sales of Ocuphire’s products could be adversely affected.
Once an NDA is approved, the product covered thereby becomes a “reference listed drug” in the FDA’s publication, “Approved Drug Products with Therapeutic Equivalence Evaluations.” Manufacturers may seek approval of generic versions of reference listed drugs through submission of abbreviated new drug applications (“ANDAs”) in the United States. In support of an ANDA, a generic manufacturer need not conduct clinical studies. Rather, the applicant generally must show that its product has the same active ingredient(s), dosage form, strength, route of administration, and conditions of use or labeling as the reference listed drug (“RLD”) and that the generic version is bioequivalent to the RLD, meaning it is absorbed in the body at the same rate and to the same extent. Generic products may be significantly less costly to bring to market than the RLD, and companies that produce generic products are generally able to offer them at lower prices. Thus, following the introduction of a generic drug, a significant percentage of the sales of any branded product or RLD may be lost to the generic product.
The FDA may not approve an ANDA for a generic product until any applicable period of non-patent exclusivity for the reference listed drug has expired. The FDC Act provides a period of five years of non-patent exclusivity for a new drug containing a new chemical entity (“NCE”). Specifically, in cases where such exclusivity has been granted, an ANDA may not be filed with the FDA until the expiration of five years unless the submission is accompanied by a Paragraph IV certification that a patent covering the reference listed drug is either invalid or will not be infringed by the generic product, in which case the applicant may submit its application four years after approval of the RLD. It is unclear whether the FDA will treat the active ingredients in its product candidates as NCEs and, therefore, afford them five years of NCE exclusivity if they are approved. If any product Ocuphire develops does not receive five years of NCE exclusivity, it may nonetheless be eligible for three years of exclusivity, which means that the FDA may approve generic versions of such product three years after its date of approval. Manufacturers may seek to launch these generic products following the expiration of the applicable marketing exclusivity period, even if Ocuphire still has patent protection for its product.
Competition that Ocuphire’s product candidates would face from generic versions could materially and adversely impact its future revenue, profitability, and cash flows and substantially limit its ability to obtain a return on the investments it has made in any such product candidate.
Even if Ocuphire is able to commercialize its product candidates, their profitability will likely depend in significant part on third-party reimbursement practices, which, if unfavorable, would harm its business.
Ocuphire’s ability to commercialize a drug successfully will depend in part on the extent to which coverage and adequate reimbursement will be available from government health administration authorities, private health insurers and other organizations. Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which medications they will pay for and establish reimbursement levels. Government authorities and third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for certain medications. Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. Ocuphire cannot be sure that coverage will be available for any product candidate that Ocuphire commercializes and, if coverage is available, whether the level of reimbursement will be adequate. Assuming Ocuphire obtains coverage for its product candidates, if approved, by a third-party payor, the resulting reimbursement payment rates may not be adequate or may require co-payments that patients find unacceptably high. Patients who are prescribed medications for the treatment of their conditions, and their prescribing physicians, generally rely on third-party payors to reimburse all or some of the costs associated with their prescription drugs. Patients are unlikely to use a product candidate, if approved, unless coverage is provided and reimbursement is adequate to cover all or a significant portion of the cost of its products. Therefore, coverage and adequate reimbursement are critical to new product acceptance. If reimbursement is not available or is available only to limited levels, Ocuphire may not be able to successfully commercialize any product candidate for which it obtains marketing approval.
There may be significant delays in obtaining reimbursement for newly approved drugs, and coverage may be more limited than the purposes for which a product candidate is approved by the FDA or similar regulatory authorities outside the United States. Moreover, eligibility for reimbursement does not imply that any product will be paid for in all cases or at a rate that covers Ocuphire’s costs, including research, development, manufacture, sale, and distribution. Interim reimbursement levels for a new product, if applicable, may also not be sufficient to cover Ocuphire’s costs and may not be made permanent. Reimbursement rates may vary according to the use of the product and the clinical setting in which it is used, may be based on reimbursement levels already set for lower cost medicines, and may be incorporated into existing payments for other services. Net prices for products may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of medicines from countries where they may be sold at lower prices than in the United States. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own reimbursement policies. However, there is no uniform policy requirement for coverage and reimbursement for drug products among third-party payors in the United States. Therefore, coverage and reimbursement for drug products can differ significantly from payor to payor. As a result, the coverage determination process is often time-consuming and costly, and it will require Ocuphire to provide scientific and clinical support for the use of its products to each payor separately. There is no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance.
Any inability to promptly obtain coverage and profitable payment rates from government-funded or private payors for any approved products that Ocuphire develops could have an adverse effect on its operating results, its ability to raise capital needed to commercialize products, and its overall financial condition.
Product liability lawsuits against Ocuphire, or its suppliers and manufacturers, could cause it to incur substantial liabilities and could limit commercialization of any product candidate that it may develop.
Ocuphire faces an inherent risk of product liability exposure related to the testing of its product candidates in human clinical trials and will face an even greater risk if it commercially sells any products that it may develop. Product liability claims might be brought against Ocuphire by patients, healthcare providers, or others selling or otherwise coming into contact with its product candidates during product testing, manufacturing, marketing, or sale. For example, Ocuphire may be sued under allegations that a product candidate caused injury or that the product was otherwise unsuitable. Any such product liability claims may include allegations of manufacturing or design defects, failure to warn of dangers inherent in the product, such as interactions with alcohol or other drugs, negligence, or breach of warranty. Claims could also be asserted under state consumer protection acts. If Ocuphire cannot successfully defend itself against claims that its product candidate caused injuries, it could incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:
•	decreased demand for any product candidate that Ocuphire is developing;
•	injury to Ocuphire’s reputation and significant negative media attention;
•	withdrawal of clinical trial participants;
•	increased FDA warnings on product labels;
•	significant costs to defend the related litigation;
•	substantial monetary awards to trial participants or patients;
•	distraction of management’s attention from Ocuphire’s primary business;
•	loss of revenue; and
•	the inability to commercialize any product candidate that Ocuphire may develop.

Its product liability and/or clinical trial insurance coverage may not be adequate to cover all liabilities that Ocuphire may incur. Ocuphire may need to increase its insurance coverage as it expands clinical trials and if it successfully commercializes its product candidates. Insurance coverage is increasingly expensive, and it may not be able to obtain product liability insurance on commercially reasonable terms or for a sufficient amount to satisfy liabilities that may arise.
Similarly, Ocuphire may be a party to, or may be otherwise responsible for, pending or threatened lawsuits or other claims related to products purchased from its manufacturers and suppliers. Although Ocuphire intends to require its providers to have product liability insurance, the ability to obtain such coverage and the sufficiency thereof is uncertain. Such cases and claims may raise difficult and complex factual and legal issues and may be subject to many uncertainties and complexities, including, but not limited to, the facts and circumstances of each particular case or claim, the jurisdiction in which each suit is brought, and differences in applicable law. Such litigation could result in additional expense and exposure in excess of Ocuphire’s anticipated reserves, especially if such matters are not covered by insurance. Upon resolution of any pending legal matters or other claims, Ocuphire may incur charges in excess of established reserves. Product liability lawsuits and claims, safety alerts or product recalls in the future, regardless of their ultimate outcome, could have a material adverse effect on the business and reputation and on Ocuphire’s ability to attract and retain customers and strategic partners. The business, profitability and growth prospects could suffer if Ocuphire faces such negative publicity.
If Ocuphire or its third-party manufacturers fail to comply with environmental or health and safety laws and regulations, Ocuphire could become subject to fines or penalties or incur costs that could have an adverse effect on the success of its business.
Ocuphire’s research and development activities involve the controlled use of potentially hazardous substances, including chemical and biological materials, by itself and its third-party manufacturers. Ocuphire’s manufacturers are subject to federal, state, and local laws and regulations in the United States and abroad governing laboratory procedures and the use, manufacture, storage, handling, and disposal of medical and hazardous materials. Although Ocuphire believes that its manufacturers’ procedures for using, handling, storing, and disposing of these materials comply with legally prescribed standards, it cannot eliminate the risk of contamination or injury resulting from medical or hazardous materials. As a result of any such contamination or injury, Ocuphire may incur liability, or federal, state, city, or local authorities may curtail its use of these materials and interrupt its business operations. In the event of an accident, Ocuphire could be held liable for damages or fined, and such liability or fines could exceed its resources. Ocuphire does not have insurance for liabilities arising from medical or hazardous materials. Although Ocuphire maintains workers’ compensation insurance for costs and expenses that it may incur due to injuries to its employees resulting from the use of hazardous materials, this insurance may not provide adequate coverage against potential liabilities. Compliance with applicable environmental and health and safety laws and regulations is expensive, and current or future environmental regulations may impair Ocuphire’s research, development, and production efforts, which could harm its business, prospects, financial condition, or results of operations.
Federal legislation and actions by state and local governments could permit reimportation of drugs from foreign countries into the United States, which could adversely affect Ocuphire’s operating results when the drugs are sold at lower prices in foreign countries than in the United States.
Ocuphire may face competition for its product candidates, if approved, from other therapies sourced from foreign countries that have price controls on pharmaceutical products. The Medicare Modernization Act contains provisions that may change U.S. reimportation laws and expand pharmacists’ and wholesalers’ ability to import cheaper versions of approved drugs or competing products from Canada, where there are government price controls. These changes to U.S. importation laws would not take effect unless and until the Secretary of Health and Human Services certifies that the changes would pose no additional risk to the public’s health and safety and would result in a significant reduction in the cost of products to consumers. The Secretary of Health and Human Services has so far declined to approve a reimportation plan. Proponents of drug reimportation may attempt to pass legislation that would directly allow reimportation under certain circumstances. Legislation or regulations allowing the reimportation of drugs, if enacted, could decrease the price Ocuphire receives for any product it may develop and adversely affect its future revenues and prospects for profitability.

Risks Related to Ocuphire’s Reliance on Third Parties
Ocuphire will be unable to directly control all aspects of its clinical trials due to its reliance on clinical research organizations (CROs) and other third parties that assist Ocuphire in conducting clinical trials.
Ocuphire relies on third party CROs and other third parties to assist in managing, monitoring, and otherwise carrying out its clinical trials. Ocuphire expects to continue to rely on third parties, such as CROs, clinical data management organizations, medical institutions, and clinical investigators, to conduct its clinical trials in the future, including its Phase 3 development program for Nyxol. Ocuphire competes with many other companies for the resources of these third parties.
As a result, Ocuphire will have limited control over the conduct, timing, and completion of these clinical trials and the management of data developed through the clinical trials. Communicating with outside parties can also be challenging, potentially leading to mistakes as well as difficulties in coordinating activities. Additionally, the ongoing COVID-19 pandemic may affect the ability of third parties to fulfill their obligations to Ocuphire. Outside parties may:
•	have staffing difficulties;
•	fail to comply with contractual obligations;
•	experience regulatory compliance issues;
•	undergo changes in priorities or become financially distressed; or
•	form relationships with other entities, some of which may be Ocuphire’s competitors.
These factors may adversely affect the willingness or ability of third parties to conduct Ocuphire’s clinical trials and may subject Ocuphire to unexpected cost increases that are beyond its control.
While Ocuphire’s reliance on these third parties for research and development activities will reduce its control over these activities, it will not relieve Ocuphire of its responsibilities and requirements. For example, the FDA requires Ocuphire to comply with standards, commonly referred to as good clinical practices (“GCP”), for conducting, recording, and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity, and confidentiality of clinical trial participants are protected.
Problems with the timeliness or quality of the work of any CRO may lead Ocuphire to seek to terminate its relationship with any such CRO and use an alternative service provider. Making this change may be costly or delay Ocuphire’s clinical trials, and contractual restrictions may make such a change difficult or impossible. If Ocuphire must replace any CRO that is conducting its clinical trials, its clinical trials may have to be suspended until it finds another CRO that offers comparable services. The time that it would take Ocuphire to find alternative organizations may cause a delay in the commercialization of its product candidates, or it may cause it to incur significant expenses to replicate any lost data. Although Ocuphire does not believe that any CRO on which it would rely would offer services that are not available elsewhere, it may be difficult to find a replacement organization that can conduct Ocuphire’s clinical trials in an acceptable manner and at an acceptable cost. Any delay in or inability to complete Ocuphire’s clinical trials could significantly compromise its ability to secure regulatory approval for its product candidates and preclude its ability to commercialize its product candidates, thereby limiting or preventing its ability to generate sales revenue.
Ocuphire relies completely on third parties to supply and manufacture its preclinical and clinical drug supplies for product candidates, and intends to rely on third parties to produce commercial supplies of its current and any future product candidates.
Ocuphire does not currently have, nor does it plan to acquire, the infrastructure or capability to internally manufacture its clinical drug supply of product candidates for use in the conduct of its preclinical studies and clinical trials. Ocuphire lacks the internal resources and the capability to manufacture any product candidates on a clinical or commercial scale. The process of manufacturing drug products is complex, highly regulated, and subject to several risks. For example, the facilities used by Ocuphire’s contract manufacturers to manufacture the active pharmaceutical ingredient (or drug substance) and final drug product for product candidates must be inspected by the FDA and other comparable foreign regulatory agencies in connection with Ocuphire’s submission of an NDA or relevant foreign regulatory submission to the applicable regulatory agency. In addition, the manufacturing of drug substance or product is susceptible to product loss due to contamination, equipment failure, improper installation or operation of equipment, or vendor or operator error. Moreover, the manufacturing facilities in which product candidates are made could be adversely affected by equipment failures, labor shortages, natural disasters, power failures, or other factors.
Ocuphire does not control the manufacturing process of its contract manufacturers, and is completely dependent on them to comply with current good manufacturing practices (“cGMP”) for manufacture of both active drug substances and finished drug products. If Ocuphire’s contract manufacturers cannot successfully manufacture material that conforms to its specifications and the strict regulatory requirements of the FDA or applicable foreign regulatory agencies, Ocuphire will not be able to secure and/or maintain regulatory approval for its products. In addition, Ocuphire has no direct control over its contract manufacturers’ ability to maintain adequate quality control, quality assurance, and qualified personnel. Failure to satisfy the regulatory requirements for the production of those materials and products may affect the regulatory clearance of Ocuphire’s contract manufacturers’ facilities generally. If the FDA or a comparable foreign regulatory agency does not approve these facilities for the manufacture of product candidates, or if it withdraws its approval in the future, Ocuphire may need to find alternative manufacturing facilities, which would adversely impact Ocuphire’s ability to develop, obtain regulatory approval for, or market product candidates. Furthermore, all of Ocuphire’s contract manufacturers are engaged with other companies to supply and/or manufacture materials or products for such companies, which exposes its manufacturers to regulatory and sourcing risks for the production of such materials and products. To the extent practicable, Ocuphire attempts to identify more than one supplier. However, some raw materials are available only from a single source or only one supplier has been identified, even in instances where multiple sources exist.
Ocuphire has relied and will rely upon third-party manufacturers in the United States and overseas for the manufacture of Nyxol and APX3330 for preclinical and clinical testing purposes and intends to continue to do so in the future for Nyxol, APX3330, the combination product candidate of Nyxol and low-dose pilocarpine, and any other product candidates, including for commercial purposes. If Ocuphire’s third-party manufacturers are unable to supply drug substance and/or drug product on a commercial basis, Ocuphire may not be able to successfully produce and market product candidates, if approved, or it could be delayed in doing so. For instance, Ocuphire presently relies on one supplier in Italy for the drug substance for Nyxol, and one manufacturer in India for APX3330 drug substance. If there is any delay or problem with the manufacture of these drug substance or if there is a delay in producing finished drug product from these drug substances, the development and possible approval of Ocuphire’s product candidates and potential commercial launch may be delayed or otherwise adversely affected. Ocuphire will rely on comparison of product specifications (identity, strength, quality, and potency) to demonstrate equivalence of the current drug substance and/or drug product to the drug substance and/or drug product used in previously completed preclinical and clinical testing. If Ocuphire is unable to demonstrate such equivalence, it may be required to conduct additional preclinical and/or clinical testing of its product candidates. The formulation of the low-dose pilocarpine in the combination product candidate of Nyxol is still in development. Also, due to the current COVID-19 pandemic, disruptions of global supply chains are more likely to occur, which could delay the clinical development of Ocuphire’s product candidates. Ocuphire has already experienced a few interruptions in its manufacturing, supply chain, research and development operations, regulatory and financial position, including, for example, the acceleration of the shipment of active pharmaceutical ingredient supply from overseas.
Due to these and other potential problems, Ocuphire is exploring the possibility of establishing additional sources of supply, with U.S. manufacturers, for the active pharmaceutical ingredients of both Nyxol and APX3330. Establishing these additional sources, including qualifying their manufacturing processes and demonstrating the equivalence of their products, may be costly, time-consuming, and difficult to effectuate, and may delay Ocuphire’s research and development activities. If Ocuphire must replace any manufacturer, its research and development activities may have to be suspended until it finds another manufacturer that offers comparable services. The time that it takes Ocuphire to find alternative organizations may cause a delay in the development and commercialization of product candidates.
Ocuphire may form or seek strategic alliances or enter into licensing arrangements in the future, and may not realize benefits from such alliances or licensing arrangements.
Ocuphire may form or seek strategic alliances, create joint ventures or collaborations or enter into additional licensing arrangements with third parties that it believes will complement or augment its development and commercialization efforts with respect to product candidates. Any of these relationships may require Ocuphire to incur non-recurring and other charges, increase its near- and long-term expenditures, or issue securities that dilute Ocuphire’s existing stockholders, which may disrupt its management and business. Ocuphire’s likely collaborators include large, mid-size, regional, or national pharmaceutical companies and biotechnology companies. If Ocuphire enters into any such arrangements with any third parties, it will likely have limited control over the amount and timing of resources that its collaborators dedicate to the development or commercialization of product candidates. Ocuphire’s ability to generate revenues from these arrangements will depend on its collaborators’ abilities to successfully perform the functions assigned to them in these arrangements. Ocuphire cannot be certain that, following a strategic transaction or license, it will achieve the revenue or specific net income that justifies such transaction. Collaborations involving product candidates pose the following risks to Ocuphire:
•	collaborators have significant discretion in determining the efforts and resources that they will apply to these collaborations;
•	collaborators may not perform their obligations as expected;
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collaborators may not pursue development and commercialization or may elect not to continue or renew development or commercialization programs based on clinical trial results, changes in the collaborator’s strategic focus or available funding, or external factors such as an acquisition that diverts resources or creates competing priorities;

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collaborators may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials, or require a new formulation of a product candidate for clinical testing;

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collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with its product candidate if the collaborators believe that competitive products are more likely to be successfully developed or can be commercialized under terms that are more attractive than Ocuphire’s;

•	a collaborator with marketing and distribution rights to one or more product candidates may not commit sufficient resources to the marketing or distribution of any such product candidate;
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collaborators may not properly maintain or defend Ocuphire’s intellectual property rights or may use its proprietary information in such a way as to invite litigation that could jeopardize or invalidate Ocuphire’s proprietary information or expose Ocuphire to litigation;

•	collaborators may infringe the intellectual property rights of third parties, which may expose Ocuphire to litigation and potential liability;
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disputes may arise between the Ocuphire and collaborators that result in the delay or termination of research, development, or commercialization of its product candidates, or in litigation or arbitration that diverts management attention and resources;

•	Ocuphire may lose certain valuable rights under circumstances identified in its collaborations, including if it undergoes a change of control;
•	collaborations may be terminated and such terminations may create a need for additional capital to pursue further development or commercialization of the applicable product candidates;
•	collaborators may learn about Ocuphire’s discoveries and use this knowledge to compete with Ocuphire in the future;
•	the results of collaborators’ preclinical or clinical studies could harm or impair other development programs;
•	there may be conflicts between different collaborators that could negatively affect those collaborations and potentially others;
•	the number and nature of Ocuphire’s collaborations could adversely affect its attractiveness to potential future collaborators or acquirers;

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collaboration agreements may not lead to development or commercialization of its product candidate in the most efficient manner or at all. If a present or future collaborator of Ocuphire were to be involved in a business combination, the continued pursuit and emphasis on its product development or commercialization program under such collaboration could be delayed, diminished, or terminated; and

•	collaborators may be unable to obtain the necessary marketing approvals.
If future collaboration partners fail to develop or effectively commercialize product candidates for any of these reasons, such product candidates may not be approved for sale and Ocuphire’s sales of such product candidates, if approved, may be limited, which would have an adverse effect on Ocuphire’s operating results and financial condition.
If Ocuphire is not able to establish new collaborations on commercially reasonable terms, it may have to alter its development, manufacturing, and commercialization plans.
Ocuphire faces significant competition in attracting collaborators. Whether it reaches a definitive agreement for collaboration will depend, among other things, upon its assessment of the proposed collaborator’s resources, expertise, and evaluation of a number of factors related to the associated product candidate, as well as the terms and conditions of the proposed collaboration. Those factors may include the design or results of clinical trials, the likelihood of approval by the FDA or similar regulatory authorities outside the United States, the potential market for the product candidate, the costs and complexities of manufacturing and delivering such product candidate to patients, the potential of competing products, the existence of uncertainty with respect to Ocuphire’s ownership of technology, which may exist if there is a challenge to such ownership without regard to the merits of the challenge, and industry and market conditions generally. The collaborator may also consider alternative product candidates or technologies for similar indications that may be available for collaborations and whether such a collaboration could be more attractive than one with Ocuphire.
Ocuphire does not have any long-term arrangements but intends to secure such arrangements for drug substance or drug products as appropriate, and currently uses purchase orders with multiple manufacturers. It expects to enter into one or more Contract Manufacturing Organization (“CMO”) agreements in the near term. Moreover, Ocuphire may not be able to enter into these agreements (or other CMO agreements) on commercially reasonable terms, or at all.
Much of the potential revenue from future collaborations may consist of contingent payments, such as payments for achieving regulatory milestones or royalties payable on sales of Ocuphire’s product candidate, if approved. The milestone and royalty revenue that Ocuphire may receive under these collaborations would depend upon its collaborators’ ability to successfully develop, introduce, market and sell its product candidate, if approved. In addition, collaborators may decide to enter into arrangements with third parties to commercialize products developed under collaborations related to its product candidate, which could reduce the milestone and royalty revenue received, if any.
Ocuphire may also be restricted under existing collaboration agreements from entering into future agreements on certain terms with potential collaborators. Collaborations are complex and time-consuming to negotiate and document. In addition, there have been a significant number of recent business combinations among large pharmaceutical companies that have resulted in a reduced number of potential future collaborators.
Ocuphire may not be able to negotiate collaborations on a timely basis and on acceptable terms, or at all. If Ocuphire is unable to do so, it may have to curtail the development of the product candidate for which it is seeking to collaborate, reduce or delay its development program or that of one or more of its other development programs, delay its potential commercialization or reduce the scope of any sales or marketing activities, or increase its expenditures and undertake development or commercialization activities at its own expense. If Ocuphire elects to increase its expenditures to fund development or commercialization activities on its own, it may need to obtain additional capital, which may not be available to Ocuphire on acceptable terms or at all. If Ocuphire does not have sufficient funds, it may not be able to further develop its product candidate or bring it to market and generate product revenue.

If Ocuphire engages in acquisitions, in-licensing or strategic partnerships, this may increase its capital requirements, dilute its stockholders, cause it to incur debt or assume contingent liabilities and subject it to other risks.
Ocuphire may engage in various acquisitions and strategic partnerships, including licensing or acquiring complementary products, intellectual property rights, technologies, or businesses. Any acquisition or strategic partnership may entail numerous risks, including:
•	increased operating expenses and cash requirements;
•	the assumption of indebtedness or contingent liabilities;
•	the issuance of Ocuphire’s equity securities which would result in dilution to Ocuphire Stockholders;
•	assimilation of operations, intellectual property, products and product candidates of an acquired company, including difficulties associated with integrating new personnel;
•	the diversion of management’s attention from Ocuphire’s existing product candidates and initiatives in pursuing such an acquisition or strategic partnership;
•	retention of key employees, the loss of key personnel, and uncertainties in Ocuphire’s ability to maintain key business relationships;
•	risks and uncertainties associated with the other party to such a transaction, including the prospects of that party and their existing products or product candidates and regulatory approvals; and
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Ocuphire’s inability to generate revenue from acquired intellectual property, technology and/or products sufficient to meet its objectives or even to offset the associated transaction and maintenance costs.

In addition, if Ocuphire undertakes such a transaction, it may incur large one-time expenses and acquire intangible assets that could result in significant future amortization expense.
Risks Related to Ocuphire’s Intellectual Property
If Ocuphire is unable to obtain and maintain sufficient patent protection for its product candidates, its competitors could develop and commercialize products or technology similar or identical to those of Ocuphire, which would adversely affect Ocuphire’s ability to successfully commercialize any product candidates it may develop, its business, results of operations, financial condition and prospects.
Ocuphire primarily protects its intellectual property through a combination of patents and patent applications on inventions, trademark protection on its product name, and trade secret protection as it deems appropriate.
The patent estate relating to Ocuphire’s Nyxol product candidate contains nine U.S. patents, five pending U.S. non-provisional patent applications, two pending international patent applications, as well as issued patents in Australia, Europe, Japan, and Mexico, and pending patent applications in Europe, Japan, and Canada, all of which are owned by Ocuphire.
Ocuphire’s U.S. Patents 9,795,560 and 10,278,918 and counterpart Australian, European, and Japanese patents each contain composition of matter claims to aqueous phentolamine mesylate formulations and are scheduled to expire in year 2034. A counterpart patent application directed to aqueous phentolamine mesylate formulations is pending in Canada, where a patent, if granted, based on this pending patent application, would expire in year 2034. In the same patent family, there are two pending U.S patent applications with additional claims to aqueous phentolamine mesylate formulations, whereby patents, if granted based on these patent applications, would expire in year 2034. The patents and patent applications cover the current clinical formulation for the Nyxol product.
Ocuphire’s U.S. Patent Nos. 9,089,560 and 9,789,088 contain claims directed to methods of improving visual performance using, for example, phentolamine mesylate and are scheduled to expire in year 2034. Counterpart patents have issued in Australia and Japan, which are scheduled to expire in year 2034. Counterpart patent applications are pending in Australia, Canada, Europe, and Japan, along with a further patent application pending in the U.S., where the Australian patent application has been allowed and the European Patent Office has deemed the claims in the European patent application to be allowable. Patents, if granted from these pending patent applications, would expire in year 2034. The patents and patent applications cover uses of the current clinical formulation for the Nyxol product.

Ocuphire’s pending international patent application PCT/US2019/056324 is directed to treating glaucoma and other medical disorders using phentolamine mesylate. Patents, if granted based on this pending patent application, would expire in year 2039. Ocuphire’s pending international patent application PCT/US2019/058182 is directed to methods of treating presbyopia, mydriasis, and other medical disorders; patents, if granted based on this pending patent application, would expire in year 2039. Two pending U.S. patent applications have been filed based on international patent application PCT/US2019/058182, one with claims to treating presbyopia and the other with claims to treating mydriasis.
The remaining five of Ocuphire’s U.S. patents are scheduled to expire in year 2020 and have claims to methods of use or ophthalmic formulations containing an ophthalmic artificial tear solution, which is not the current clinical formulation used in the Nyxol product. Ocuphire’s issued patent in Mexico is scheduled to expire in year 2025 and has claims to ophthalmic formulations.
Ocuphire has in-licensed a patent estate directed to APX3330 and related compounds that contains five U.S. patents, four pending U.S. non-provisional patent applications, and one pending international patent application, as well as issued patents in Europe, Japan, Canada, and Australia, and pending patent applications in Europe, Japan, and Canada. Ocuphire’s in-licensed U.S. patent 9,040,505 has claims to methods of treating diabetic retinopathy and other diseases using, for example, APX3330 and is scheduled to expire in year 2030. Counterpart patents have issued in Europe, Japan, Australia, and Canada, which are scheduled to expire in year 2028, and there is a related pending U.S. patent application with method of treatment claims that, if issued as a patent, would expire in year 2028. Ocuphire’s in-licensed pending international patent application PCT/US2019/017023 has claims to methods of treating wAMD and other diseases using, for example, APX3330. Patents, if granted based on this pending international patent application, would expire in year 2039. Ocuphire’s in-licensed patent applications directed to a combination therapy composition comprising an APE1/REF-1 inhibitor, such as APX3330, and a second therapeutic agent, and methods of using such combination therapies to treat retinal diseases and other indications are pending in the U.S., Europe, Japan, and Canada, whereby patents, if granted based on these pending patent applications, would expire in year 2038. Patents to derivatives of APX3330 have issued in the U.S., Europe, and other countries that are scheduled to expire from year 2028 to 2032, and patent applications to derivatives of APX3330 are pending in the U.S., Europe, and other countries whereby a patent, if granted based on these pending patent applications, would expire from year 2028 to 2032.
The patent prosecution process is expensive and time-consuming, and Ocuphire and its future licensors, licensees, or collaboration partners may not be able to prepare, file, and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that Ocuphire or any future licensors, licensees, or collaboration partners may fail to identify patentable aspects of inventions made in the course of development and commercialization activities before it is too late to obtain patent protection on them. Ocuphire and its licensors’ patent applications cannot be enforced against third parties practicing the technology claimed in such applications unless and until a patent issues from such applications, and then only to the extent the issued claims cover the technology.
Ocuphire cannot assure you that any of its patents have matured, or that any of its pending patent applications will mature, into issued patents that will include, claims with a scope sufficient to protect its product candidates. Others have developed technologies that may be related or competitive to Ocuphire’s approach, and may have filed or may file patent applications and may have received or may receive patents that overlap or conflict with Ocuphire’s patent applications, for example by claiming the same compounds, methods or formulations or by claiming subject matter that could dominate the patents that Ocuphire owns or in-licenses. The patent positions of biotechnology and pharmaceutical companies, including Ocuphire’s patent position, involve complex legal and factual questions, and, therefore, the issuance, scope, validity, and enforceability of any patent claims that Ocuphire may obtain cannot be predicted with certainty. Patents, if issued, may be challenged, deemed unenforceable, invalidated, or circumvented. U.S. patents and patent applications may also be subject to interference proceedings, ex parte reexamination, or inter partes review proceedings, supplemental examination and challenges in district court. Patents may be subjected to opposition, post-grant review, or comparable proceedings in various national and regional patent offices. These proceedings could result in either loss of the patent or denial of the patent application or loss or reduction in the scope of one or more of the claims of the patent or patent application. In addition, such interference, re-examination, opposition, post-grant review, inter partes review, supplemental examination, or revocation proceedings may be costly or time-consuming. Thus, any patents that Ocuphire may own or exclusively license may not provide any protection against competitors. Furthermore, an adverse decision in an interference proceeding can result in a third party receiving the patent right sought by Ocuphire, which in turn could affect its ability to develop, market or otherwise commercialize its product candidates.
Furthermore, the issuance of a patent, while presumed valid, is not conclusive as to its validity or its enforceability and it may not provide Ocuphire with adequate proprietary protection or competitive advantages against competitors with similar products. Competitors may also be able to design around Ocuphire’s patents. Other parties may develop and obtain patent protection for more effective technologies, designs, or methods. Ocuphire may not be able to prevent the unauthorized disclosure or use of any technical knowledge or trade secrets by consultants, vendors, former employees, or current employees. The laws of some foreign countries do not protect proprietary rights to the same extent as do the laws of the United States, and Ocuphire may encounter significant problems in protecting its proprietary rights in these countries. If these developments were to occur, they could have a material adverse effect on Ocuphire’s sales.
Ocuphire’s ability to enforce its patent rights depends on its ability to detect infringement. It is difficult to detect infringers who do not advertise the components that are used in their products. Moreover, it may be difficult or impossible to obtain evidence of infringement in a competitor’s or potential competitor’s product. Any litigation to enforce or defend Ocuphire’s patent rights, if any, even if Ocuphire were to prevail, could be costly and time-consuming and would divert the attention of management and key personnel from Ocuphire’s business operations. Ocuphire may not prevail in any lawsuits that it initiates and the damages or other remedies awarded if it were to prevail may not be commercially meaningful.
In addition, proceedings to enforce or defend Ocuphire’s patents could put its patents at risk of being invalidated, held unenforceable, or interpreted narrowly. Such proceedings could also provoke third parties to assert claims against Ocuphire, including that some or all of the claims in one or more of Ocuphire’s patents are invalid or otherwise unenforceable. If, in any proceeding, a court invalidated or found unenforceable Ocuphire’s patents covering its product candidates, Ocuphire’s financial position and results of operations would be adversely impacted. In addition, if a court found that valid, enforceable patents held by third parties covered Ocuphire’s product candidates, its financial position and results of operations would also be adversely impacted.
The degree of future protection for Ocuphire’s proprietary rights is uncertain, and Ocuphire cannot ensure that:
•	any of Ocuphire’s patents, or any of its pending patent applications, if issued, will include claims having a scope sufficient to protect its product candidates;
•	any of its pending patent applications will result in issued patents;
•	Ocuphire will be able to successfully commercialize its product candidates, if approved, before its relevant patents expire;
•	Ocuphire was the first to make the inventions covered by each of its patents and pending patent applications;
•	Ocuphire was the first to file patent applications for these inventions;
•	others will not develop similar or alternative technologies that do not infringe Ocuphire’s patents;
•	any of Ocuphire’s patents will be valid and enforceable;
•
any patents issued to Ocuphire will provide a basis for an exclusive market for its commercially viable products, will provide Ocuphire with any competitive advantages or will not be challenged by third parties;

•	Ocuphire will develop additional proprietary technologies or product candidates that are separately patentable; or
•	that Ocuphire’s commercial activities or products will not infringe upon the patents of others.
Patents have a limited lifespan. The natural expiration of a patent is generally 20 years after its effective filing date. Various extensions may be available; however, the life of a patent, and the protection it affords, is limited. Given the extensive period of time between patent filing and regulatory approval for a product candidate, the time during which Ocuphire can market a product candidate under patent protection is limited, and Ocuphire’s patent may expire before it obtains such approval. Without patent protection for its product candidates, it may be vulnerable to competition from generic versions of its product candidates, which may affect the profitability of its product candidates.
If Ocuphire does not obtain protection under the Hatch-Waxman Act and similar foreign legislation by extending the patent terms and obtaining data exclusivity for its product candidate, its business may be materially harmed.
Depending upon the timing, duration of regulatory review, and date of FDA marketing approval of its APX3330 or other product candidates, if any, one of such U.S. patents may be eligible for patent term restoration under the Drug Price Competition and Patent Term Restoration Act of 1984, referred to as the Hatch-Waxman Act. The Hatch-Waxman Act provides for a patent restoration term, or patent term extension, of up to five years as compensation for the time the product is under FDA regulatory review. The duration of patent term extension is calculated based on the time spent in the regulatory review process. In the future, Ocuphire may plan to seek patent term extension for one or more of its patents related to its APX3330 or other product candidates. However, Ocuphire may not be granted an extension because of, for example, failing to apply within the applicable deadline, expiration of relevant patents prior to obtaining approval, or otherwise failing to satisfy applicable requirements. Moreover, the applicable time period or the scope of patent protection afforded could be shorter or less than what Ocuphire requests. If Ocuphire is unable to obtain patent term extension or the term of any such extension is less than it requests, Ocuphire’s revenue could be reduced, possibly materially.
Changes in U.S. patent law could diminish the value of patents in general, thereby impairing Ocuphire’s ability to protect its product candidates.
In 2011, the United States enacted wide-ranging patent reform legislation with the America Invents Act (“AIA”).
An important change introduced by the AIA is that, as of March 16, 2013, the United States transitioned to a “first-to-file” system for deciding which party should be granted a patent when two or more patent applications are filed by different parties claiming the same invention. A third party that files a patent application in the USPTO after that date but before Ocuphire could therefore be awarded a patent covering an invention of ours even if Ocuphire had made the invention before it was made by the third party. This will require Ocuphire to be cognizant going forward of the time from invention to filing of a patent application, but circumstances could prevent Ocuphire from promptly filing patent applications on its inventions.
Among some of the other changes introduced by the AIA are changes that limit where a patentee may file a patent infringement suit and providing opportunities for third parties to challenge any issued patent in the USPTO. This applies to all of Ocuphire’s U.S. patents, even those issued before March 16, 2013. Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in U.S. federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third party may attempt to use the USPTO procedures to invalidate Ocuphire’s patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action. The AIA and its implementation could increase the uncertainties and costs surrounding the prosecution of Ocuphire’s patent applications and the enforcement or defense of Ocuphire’s issued patents.
Additionally, the U.S. Supreme Court’s holdings in several patent cases in recent years, such as Association for Molecular Pathology v. Myriad Genetics, Inc. (Myriad I), Mayo Collaborative Services v. Prometheus Laboratories, Inc., and Alice Corporation Pty. Ltd. v. CLS Bank International, have narrowed the scope of patent protection available in certain circumstances or weakened the rights of patent owners in certain situations. In addition to increasing uncertainty about to Ocuphire’s ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by the U.S. Congress, the federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken Ocuphire’s ability to obtain new patents or to enforce Ocuphire’s existing patents and patents that it might obtain in the future.

Ocuphire may not be able to protect or practice its intellectual property rights throughout the world.
In jurisdictions where Ocuphire has not obtained patent protection, competitors may use its intellectual property to develop their own products and further, may export otherwise infringing products to territories where Ocuphire has patent protection, but where it is more difficult to enforce a patent as compared to the United States. Competitor products may compete with Ocuphire’s product candidates in jurisdictions where it does not have issued or granted patents or where its issued or granted patent claims or other intellectual property rights are not sufficient to prevent competitor activities in these jurisdictions. The legal systems of certain countries, particularly certain developing countries, make it difficult to enforce patents and such countries may not recognize other types of intellectual property protection, particularly that relating to pharmaceuticals. This could make it difficult for Ocuphire to prevent the infringement of its patents or marketing of competing products in violation of its proprietary rights generally in certain jurisdictions. Proceedings to enforce Ocuphire’s patent rights in foreign jurisdictions could result in substantial cost and divert its efforts and attention from other aspects of its business.
The laws of some jurisdictions do not protect intellectual property rights to the same extent as the laws in the United States, and many companies have encountered significant difficulties in protecting and defending such rights in such jurisdictions. If Ocuphire, or any future licensor, encounters difficulties in protecting, or is otherwise precluded from effectively protecting, the intellectual property rights important for its business in such jurisdictions, the value of these rights may be diminished and Ocuphire may face additional competition from others in those jurisdictions. Many countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If Ocuphire, or any licensor, is forced to grant a license to third parties with respect to any patents relevant to its business, Ocuphire’s competitive position in the relevant jurisdiction may be impaired and its business and results of operations may be adversely affected.
Ocuphire may become involved in lawsuits to protect or enforce its patents and other intellectual property rights, which could be expensive, time consuming, and unsuccessful.
Competitors may infringe Ocuphire’s patents, the patents of its licensing partners, or other intellectual property rights. To counter infringement or unauthorized use, Ocuphire may be required to file infringement claims, which can be expensive and time consuming. In addition, in an infringement proceeding, a court may decide that an Ocuphire patent is invalid or unenforceable, or may refuse to stop the other party from using the technology on the grounds that Ocuphire’s patents do not cover the technology in question. An adverse result in any litigation proceeding could put one or more of Ocuphire’s patents at risk of being invalidated or interpreted narrowly. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of Ocuphire’s confidential information could be compromised by disclosure during this type of litigation. Moreover, there can be no assurance that Ocuphire will have sufficient financial or other resources to file and pursue such infringement claims, which typically last for years before they are concluded.
Litigation proceedings may fail and, even if successful, may be costly and a distraction to Ocuphire’s management and other employees. Ocuphire may not be able to prevent, alone or with its collaborators, misappropriation of its proprietary rights, particularly in countries where the laws may not protect those rights as fully as in the United States.
In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of Ocuphire common stock.
Third parties may initiate legal proceedings alleging that Ocuphire is infringing their intellectual property rights, the outcome of which would be uncertain and could have an adverse effect on the success of Ocuphire’s business.
Ocuphire’s commercial success depends upon its ability and the ability of its collaborators to develop, manufacture, market and sell its product candidates and use its proprietary technologies without infringing the proprietary rights and intellectual property of third parties. The biotechnology and pharmaceutical industries are characterized by extensive litigation regarding patents and other intellectual property rights. Ocuphire may in the future become party to, or threatened with, adversarial proceedings or litigation regarding intellectual property rights with respect to its medicines and technology, including interference or derivation proceedings, post-grant reviews, inter partes reviews, or other procedures before the USPTO or other similar procedures in foreign jurisdictions. Third parties may assert infringement claims against Ocuphire based on existing patents or patents that may be granted in the future. If Ocuphire is found to infringe a third party’s intellectual property rights, it could be required to obtain a license from such third party to continue developing and marketing its medicines and technology. However, Ocuphire may not be able to obtain any required license on commercially reasonable terms or at all. Even if Ocuphire were able to obtain a license, it could be non-exclusive, thereby giving its competitors and other third parties access to the same technologies licensed to it. Ocuphire could be forced, including by court order, to cease developing and commercializing the infringing technology or medicine. In addition, Ocuphire could be held liable for substantial monetary damages, potentially including treble damages and attorneys’ fees, if found to have willfully infringed. A finding of infringement could prevent Ocuphire from commercializing a product candidate or force it to cease some of its business operations, which could harm Ocuphire’s business. Alternatively, Ocuphire may need to redesign its infringing products, which may be impossible or require substantial time and monetary expenditure. Claims that Ocuphire has misappropriated the confidential information or trade secrets of third parties could have a similar negative impact on its business.
The cost to Ocuphire of any litigation or other proceeding relating to patent or other proprietary rights, even if resolved in its favor, could be substantial and may result in substantial costs and distraction to Ocuphire’s management and other employees. Some of Ocuphire’s competitors may be able to sustain the costs of complex patent litigation more effectively than Ocuphire can because they have substantially greater resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could delay Ocuphire’s research and development efforts and limit its ability to continue its operations.
Ocuphire may be subject to damages resulting from claims that its employees or Ocuphire has wrongfully used or disclosed alleged trade secrets of their former employers.
Ocuphire’s employees and consultants have been previously employed at other biotechnology or pharmaceutical companies, including its competitors or potential competitors. Although Ocuphire is not aware of any claims currently pending against it, Ocuphire may be subject to claims that these employees or Ocuphire has inadvertently or otherwise used or disclosed trade secrets or other proprietary information or intellectual property of the former employers of its employees. Litigation may be necessary to defend against these claims. Even if Ocuphire is successful in defending against these claims, litigation could result in substantial costs and be a distraction to management. If Ocuphire fails in defending such claims, in addition to paying money claims, it may lose valuable intellectual property rights or personnel. A loss of key personnel or their work product could detract from Ocuphire’s ability to develop or commercialize its product candidates.
If Ocuphire is not able to adequately prevent disclosure of trade secrets and other proprietary information, the value of any product it may pursue could be significantly diminished.
Ocuphire may rely upon trade secrets, know-how, and continuing technological innovation to develop and maintain its competitive position. However, trade secrets are difficult to protect. Ocuphire relies in part on confidentiality agreements with its employees, consultants, outside scientific collaborators, sponsored researchers, contract manufacturers, vendors, and other advisors to protect its trade secrets and other proprietary information. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, Ocuphire cannot guarantee that it has executed these agreements with each party that may have or has had access to trade secrets.
If a party breaches an agreement and discloses Ocuphire’s proprietary information, including its trade secrets, Ocuphire may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive, and time consuming, and the outcome is unpredictable. In addition, some courts in and outside of the United States are less willing or unwilling to protect trade secrets. If any of Ocuphire’s trade secrets were to be lawfully obtained or independently developed by a competitor, Ocuphire would have no right to prevent them, or those to whom they disclose such trade secrets, from using that technology or information to compete with it. If any of Ocuphire’s trade secrets were to be disclosed to, or independently developed by, a competitor or other third party, Ocuphire’s competitive position would be harmed.

Obtaining and maintaining Ocuphire’s trademark protection depends on approval from the USPTO and other foreign government agencies, and third parties may challenge, infringe, or otherwise weaken Ocuphire’s trademark rights.
Ocuphire has obtained registration of the “Nyxol” trademark in the United States. It has not yet registered trademarks for any other product candidates in any jurisdiction. If Ocuphire does not secure and maintain registrations for its trademarks, it may encounter more difficulty in enforcing them against third parties than it otherwise would, which could affect it business. When Ocuphire files trademark applications for a product candidate, those applications may not be allowed for registration, and registered trademarks may not be obtained, maintained, or enforced. During trademark registration proceedings in the United States and foreign jurisdictions, Ocuphire may receive rejections. Ocuphire is given an opportunity to respond to those rejections, but may not be able to overcome such rejections. In addition, the USPTO and comparable agencies in many foreign jurisdictions allow third parties opportunities to oppose pending trademark applications and to seek to cancel registered trademarks. Opposition or cancellation proceedings may be filed against Ocuphire’s trademarks and its trademarks may not survive such proceedings.
In addition, any proprietary name Ocuphire proposes to use with a future product candidate in the United States must be approved by the FDA, regardless of whether Ocuphire has registered it, or applied to register it, as a trademark. The FDA typically conducts a review of proposed drug names, including an evaluation of potential for confusion with other drug names. If the FDA objects to any proposed proprietary drug name for any product candidate, Ocuphire may be required to expend significant additional resources in an effort to identify a suitable substitute proprietary drug name that would qualify under applicable trademark laws, not infringe the existing rights of third parties, and be acceptable to the FDA.
If Ocuphire registers any of its trademarks, its trademarks or trade names may be challenged, infringed, circumvented, declared generic, or determined to infringe on other marks. Ocuphire may not be able to protect its rights to these trademarks and trade names or may be forced to stop using these names, which Ocuphire needs for name recognition by potential partners or customers in its markets of interest. If Ocuphire is unable to establish name recognition based on its trademarks and trade names, Ocuphire may not be able to compete effectively and its business may be adversely affected.
Obtaining and maintaining Ocuphire’s patent protection depends on compliance with various procedural, document submission, fee payment, and other requirements imposed by governmental agencies, and its patent protection could be reduced or eliminated for noncompliance with these requirements.
The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment or other provisions during the patent application process. In addition, periodic maintenance and annuity fees on any issued patent are due to be paid to the USPTO and foreign patent agencies in several stages over the lifetime of the patent. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, Ocuphire’s competitors might be able to enter the market, which would have an adverse effect on Ocuphire’s business.
Ocuphire depends on intellectual property sublicensed from Apexian Pharmaceuticals, Inc. (“Apexian”) for its APX3330 product candidate under development, and the termination of, or reduction or loss of rights under, this sublicense would harm Ocuphire’s business.
Ocuphire entered into a sublicense agreement with Apexian (as amended, the “Apexian Sublicense Agreement”) to in-license intellectual property relating to the APX3330 product candidate and second generation product candidates, including certain study reports, manufacturing and analytical records, data, know-how, technical and other proprietary information relating to APX3330 that Apexian in-licensed from Eisai Co., Ltd. (“Eisai”). The rights granted under the Apexian Sublicense Agreement are subject to various milestone payment, royalty, insurance or other obligations on Ocuphire, and may be revocable under certain circumstances including if Ocuphire ceases to do business, fails to make the payments due thereunder, commits a material breach of the agreement that is not cured within a certain time period after receiving written notice or fails to meet certain specified development and commercial timelines. Additionally, if Ocuphire does not list its shares on a major stock exchange prior to December 31, 2020, either party may terminate the Apexian Sublicense Agreement. Termination of the Apexian Sublicense Agreement may result in Ocuphire having to negotiate a new or reinstated

agreement, which may not be available to Ocuphire on equally favorable terms, or at all, which may mean Ocuphire is unable to develop or commercialize APX3330 and second generation assets.
Ocuphire does not have the right to control the preparation, filing, prosecution and maintenance of patents and patent applications covering the technology that it licenses under the Apexian Sublicense Agreement. Under the Sublicense Agreement, Indiana University Research and Technology Corp. (“IURTC”), the owner of the patents licensed to Apexian and sublicensed to Ocuphire, maintains the right to control all prosecution and maintenance of such patents. Therefore, Ocuphire cannot always be certain that these patents and patent applications will be prepared, filed, prosecuted and maintained in a manner consistent with the best interests of Ocuphire’s business. Although Ocuphire has a right to have its comments considered in connection with, and has agreed to bear the costs of, the prosecution and maintenance of the licensed patents, if IURTC fails to prosecute and maintain such patents, or loses rights to those patents or patent applications as a result of its control of the prosecution activities, the rights Ocuphire has licensed may be reduced or eliminated, and Ocuphire’s right to develop and commercialize any of its product candidates that are the subject of such licensed rights could be adversely affected.
Further, if Apexian breaches its license agreement with IURTC and fails to cure such breach within a 60-day cure period, IURTC may terminate such license agreement with Apexian, in which case, Ocuphire’s license shall also terminate and Ocuphire will lose all rights under the license agreement with Apexian. While the Apexian Sublicense Agreement provides that Apexian must cooperate with Ocuphire to remedy and cure Apexian’s breach of the license agreement with IURTC in order to prevent the termination of such license agreement, Ocuphire cannot guarantee that such efforts will be successful in preventing the termination of the license agreement between Apexian and IURTC. Similarly, if Apexian breaches its license agreement with Eisai and fails to cure such breach within a 60-day cure period, Eisai may terminate such license agreement with Apexian, in which case, Ocuphire’s sublicense rights under such license shall also terminate. While Ocuphire does not have any material obligations under the license agreement between Eisai and Apexian, Apexian has certain confidentiality and payment obligations that, if not met, could result in breach of the Eisai license agreement.
Under Apexian’s license agreement with IURTC, any act or omission by Ocuphire that would be a breach of the license agreement with IURTC if imputed to Apexian is deemed to be a breach by Apexian of such license agreement and cause for termination, including, in particular, any breach by Ocuphire of its payment, reporting, audit, and indemnification obligations.
The Apexian Sublicense Agreement obligates Ocuphire to make certain milestone payments.
Ocuphire is obligated to pay certain milestone payments to Apexian pursuant to the Apexian Sublicense Agreement. These milestone payments include (i) payments for specified developmental and regulatory milestones totaling up to $11 million in the aggregate and (ii) payments for specified sales milestones of up to $20 million in the aggregate.
Because certain of the milestone payments payable by Ocuphire are due upon certain events related to the development and regulatory approval of its product candidates, Ocuphire may be required to make such payments prior to the time at which it is able to generate revenue, if any, from sales any of its product candidates, if approved. There can be no assurance that Ocuphire will have the funds necessary to make such payments, or be able to raise such funds when needed, on terms acceptable to Ocuphire, or at all. Furthermore, if Ocuphire is forced to raise additional funds, it may be required to delay, limit, reduce or terminate its product development or future commercialization efforts, or grant rights to develop and market product candidates that it would otherwise develop and market themselves. If Ocuphire is unable to raise additional funds or maintain sufficient liquidity to make its payment obligations if and when they become due, it may be in material breach of its license and acquisition agreements and its counterparties may seek legal action or remedies against Ocuphire, which would harm its business, financial condition, results of operations and prospects.
Ocuphire may enter into collaborations, in-licensing arrangements, joint ventures, strategic alliances or partnerships with third-parties that may not result in the development of commercially viable products or the generation of significant future revenues.
Ocuphire may enter into certain license or other collaboration agreements in the future. Such agreements may impose various diligence, milestone payment, royalty, insurance or other obligations on Ocuphire. If Ocuphire fails to comply with such obligations, Ocuphire’s licensor or collaboration partners may have the right to terminate the relevant agreement, in which event Ocuphire would not be able to develop or market the products covered by such licensed intellectual property. Moreover, disputes may arise regarding intellectual property subject to a licensing agreement, including:
•	the scope of rights granted under the license agreement and other interpretation-related issues;
•	the extent to which Ocuphire’s product candidates, technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;
•	the sublicensing of patent and other rights under Ocuphire’s collaborative development relationships;
•	Ocuphire’s diligence obligations under the license agreement and what activities satisfy those diligence obligations;
•	the inventorship and ownership of inventions and know-how resulting from the joint creation or use of intellectual property; and
•	the priority of invention of patented technology.
In addition, the agreements under which intellectual property or technology is licensed from third parties are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what Ocuphire believes to be the scope of Ocuphire’s rights to the relevant intellectual property or technology, or increase what Ocuphire believes to be Ocuphire’s financial or other obligations under the relevant agreement, either of which could have a material adverse effect on Ocuphire’s business, financial condition, results of operations, and prospects. Moreover, if disputes over intellectual property that Ocuphire has licensed prevent or impair Ocuphire’s ability to maintain Ocuphire’s licensing arrangements on commercially acceptable terms, Ocuphire may be unable to successfully develop and commercialize the affected product candidates, which could have a material adverse effect on Ocuphire’s business, financial conditions, results of operations, and prospects.
In addition, Ocuphire cannot be certain that the preparation, filing, prosecution and maintenance activities by any future licensors have been or will be conducted in compliance with applicable laws and regulations or will result in valid and enforceable patents and other intellectual property rights.
Risks Related to Ocuphire’s Employee Matters and Managing Growth
Ocuphire is dependent on its key personnel, and if it is not successful in attracting and retaining highly qualified personnel, it may not be able to successfully implement its business strategy.
Ocuphire is highly dependent on its management, scientific, and medical personnel, including Mina Sooch, its President, Chief Executive Officer and Board Vice Chair. Ocuphire has entered into employment agreements with its executive officers, but any employee may terminate his or her employment with Ocuphire. The loss of the services of any of Ocuphire’s executive officers, other key employees or consultants, or other scientific and medical advisors in the foreseeable future might impede the achievement of Ocuphire’s research, development, and commercialization objectives. Ocuphire relies on consultants and advisors, including scientific and clinical advisors, to assist it in formulating its development and commercialization strategy. Ocuphire’s consultants and advisors may be employed by employers other than Ocuphire and may have commitments under consulting or advisory contracts with other entities that may limit their availability to Ocuphire. Recruiting and retaining qualified scientific personnel and business and commercial personnel will also be critical to Ocuphire’s success. Ocuphire may not be able to attract and retain these personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for similar personnel. Ocuphire also experiences competition for the hiring of scientific personnel from universities and research institutions. Failure to succeed in clinical trials may also make it more challenging to recruit and retain qualified scientific personnel.
Ocuphire will need to develop and expand its company, and may encounter difficulties in managing this development and expansion, which could disrupt its operations.
As of September 10, 2020, Ocuphire had three full-time employees, and Ocuphire expects to increase its number of employees and the scope of its operations as it furthers the clinical development of its product candidates and becomes a public company. To manage its anticipated development and expansion, Ocuphire must continue to implement and improve its managerial, operational, and financial systems, expand its facilities, and continue to recruit and train additional qualified personnel. Also, Ocuphire’s management may need to divert a disproportionate amount of its attention away from its day-to-day activities and devote a substantial amount of time to managing these development activities. Due to its limited resources, Ocuphire may not be able to effectively manage the expansion of its operations or recruit and train additional qualified personnel. This may result in weaknesses in Ocuphire’s infrastructure, and give rise to operational mistakes, loss of business opportunities, loss of employees, or reduced productivity among remaining employees. The physical expansion of Ocuphire’s operations may lead to significant costs and may divert financial resources from other projects, such as the development of product candidates. If Ocuphire’s management is unable to effectively manage its expected development and expansion, its expenses may increase more than expected, its ability to generate or increase its revenue could be reduced and it may not be able to implement its business strategy. Ocuphire’s future financial performance and its ability to commercialize product candidates, if approved, and compete effectively will depend, in part, on its ability to effectively manage the future development and expansion of Ocuphire.
A variety of risks associated with operating internationally for Ocuphire and its collaborators could adversely affect its business.
In addition to its U.S. operations, Ocuphire may pursue international operations in the future and would face risks associated with such global operations, including possible unfavorable regulatory, pricing and reimbursement, legal, political, tax, and labor conditions, which could harm its business. Ocuphire plans to conduct clinical trials outside of the United States. Ocuphire is subject to numerous risks associated with international business activities, including:
•	compliance with differing or unexpected regulatory requirements for its product candidates;
•	different medical practices and customs affecting acceptance of its product candidates, if approved, or any other approved product in the marketplace;
•	language barriers;
•	the interpretation of contractual provisions governed by foreign law in the event of a contract dispute;
•	difficulties in staffing and managing foreign operations, and an inability to control commercial or other activities where it is relying on third parties;
•	workforce uncertainty in countries where labor unrest is more common than in the United States;
•	potential liability under the Foreign Corrupt Practice Act of 1977 or comparable foreign regulations;
•	production shortages resulting from any events affecting raw material supply or manufacturing capability abroad;
•	foreign government taxes, regulations, and permit requirements;
•	U.S. and foreign government tariffs, trade restrictions, price and exchange controls, and other regulatory requirements;
•	economic weakness, including inflation, natural disasters, war, events of terrorism, or political instability in particular foreign countries;
•	fluctuations in currency exchange rates, which could result in increased operating expenses and reduced revenues;
•	compliance with tax, employment, immigration, and labor laws, regulations, and restrictions for employees living or traveling abroad;
•	changes in diplomatic and trade relationships; and
•
challenges in enforcing its contractual and intellectual property rights, especially in those foreign countries that do not respect and protect intellectual property rights to the same extent as the United States.

The COVID-19 pandemic has and could continue to adversely impact Ocuphire’s business, including pre-clinical and clinical trials and regulatory approvals.
On March 11, 2020, the World Health Organization declared the outbreak of COVID-19 as a global pandemic, which continues to spread throughout the United States and around the world. As a result of the COVID-19 pandemic, Ocuphire has experienced a few disruptions in its manufacturing, supply chain, research and development operations, regulatory process, and financial position. These disruptions include the acceleration of shipment of active pharmaceutical ingredient supply from Italy and India, the convening of an FDA End-of-Phase 2 meeting via teleconference, and difficulties in obtaining more favorable financing terms. The global outbreak of COVID-19 continues to rapidly evolve. The extent to which the COVID-19 pandemic may impact Ocuphire’s business and pre-clinical and clinical trials will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the duration of the outbreak, travel restrictions and social distancing in the U.S. and other countries, business closures or business disruptions and the effectiveness of actions taken in the U.S. and other countries to contain and treat the disease.
The COVID-19 pandemic poses the risk that Ocuphire, its employees, contractors, suppliers, and other partners may be prevented from conducting business activities for an indefinite period of time due to shutdowns that may be requested or mandated by state and federal governmental authorities. As COVID-19 continues to spread around the globe, Ocuphire may experience disruptions that could severely impact its business and planned clinical trials, including:
•
interruption in global manufacturing and shipping that has affected, and may continue to affect the transport of clinical trial materials and materials, including testing equipment and personal protective equipment;

•	changes in local regulations as part of a response to the COVID-19 coronavirus outbreak which may result in unexpected costs;
•
delay in the timing of interactions with the FDA due to absenteeism by federal employees or by the diversion of their efforts and attention to approval of other therapeutics or other activities related to COVID-19;

•	impacts on Ocuphire’s ability to secure additional financing on favorable terms; and
•	modifications to the Ocuphire convertible notes.
In addition, the outbreak of COVID-19 could disrupt Ocuphire’s operations due to absenteeism by infected or ill members of management or other employees, or absenteeism by members of management and other employees who elect not to come to work due to the illness affecting others in Ocuphire’s office or laboratory facilities, or due to quarantines. COVID-19 illness could also impact members of the Ocuphire Board and its ability to hold meetings. Although Ocuphire cannot estimate the length or gravity of the impact of the COVID-19 outbreak at this time, if the pandemic continues, it may have a material adverse effect on Ocuphire’s results of future operations, financial position, and liquidity over the next 12 or more months.
Ocuphire’s business and operations would suffer in the event of system failures or unplanned events.
Despite the implementation of security measures, Ocuphire’s internal computer systems and those of its current and future contractors and consultants are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war, and telecommunications and electrical failures. While Ocuphire is not aware of any such material system failure, accident, or security breach to date, if such an event were to occur and cause interruptions in its operations, it could result in a material disruption of Ocuphire’s development programs and its business operations. For example, the loss of clinical trial data from completed or future clinical trials could result in delays in Ocuphire’s regulatory approval efforts and significantly increase Ocuphire’s costs to recover or reproduce the data. To the extent that any disruption or security breach were to result in a loss of, or damage to, Ocuphire’s data or applications, or inappropriate disclosure of confidential or proprietary information, Ocuphire could incur liability and the further development and commercialization of its product candidates could be delayed.
Furthermore, any unplanned event, such as flood, fire, explosion, tornadoes, earthquake, extreme weather condition, medical epidemics, power shortage, telecommunications failure, other natural or manmade accidents or incidents, or pandemics, including the ongoing COVID-19 pandemic, that result in Ocuphire being unable to fully utilize the facilities, may have an adverse effect on Ocuphire’s ability to operate its business, particularly on a daily basis, and have significant negative consequences on its financial and operating conditions. Loss of access to these facilities may result in increased costs, delays in the development of its product candidates, or interruption of its business operations.
Ocuphire’s insurance policies are expensive and protect only from some business risk, which leaves Ocuphire exposed to significant uninsured liabilities.
Ocuphire does not carry insurance for all categories of risks that its business may encounter, and insurance coverage is becoming increasingly expensive. Ocuphire does not know if it will be able to maintain existing insurance with adequate levels of coverage, and any liability insurance coverage it acquires in the future may not be sufficient to reimburse the company for any expenses or losses it may suffer. If Ocuphire obtains marketing approval for any product candidates that it may develop, Ocuphire intends to acquire insurance coverage to include the sale of commercial products, but it may be unable to obtain such insurance on commercially reasonable terms or in adequate amounts. Required coverage limits for such insurances are difficult to predict and may not be sufficient. If potential losses exceed Ocuphire’s insurance coverage, its financial condition would be adversely affected. In the event of contamination or injury, Ocuphire could be held liable for damages or be penalized with fines in an amount exceeding its resources. Clinical trials or regulatory approvals for any of its product candidates could be suspended, which could adversely affect Ocuphire’s results of operations and business, including by preventing or limiting the development and commercialization of any product candidates that the company or its collaborators may develop.
Additionally, following the merger, the combined company’s management team will need to devote substantial time to ensure that the combined company’s operations as a public company are in compliance with applicable laws and regulations. These rules and regulations may also make it difficult and expensive for the combined company to obtain directors’ and officers’ liability insurance. As a result, it may be more difficult for the combined company to attract and retain qualified individuals to serve on the combined company’s board of directors or as executive officers of the combined company, which may adversely affect investor confidence in the combined company and could cause the combined company’s business or stock price to suffer.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS
This proxy statement/prospectus/information statement contains forward-looking statements (including within the meaning of Section 21E of the Exchange Act and Section 27A of the Securities Act) concerning, among other things, the following:
•	the expected benefits of, and potential value created by, the merger for the securityholders of Rexahn and Ocuphire;
•
the likelihood of the satisfaction of certain conditions to the completion of the merger, including the Pre-Merger Financing condition, and whether and when the merger will be consummated and the listing of the Rexahn common stock to be issued on the Nasdaq Capital Market;

•
the expected amount of the Rexahn Parent Cash Amount on the Anticipated Closing Date and Rexahn’s ability to control and correctly estimate its operating expenses, the estimated warrant liability and its expenses associated with the merger, including litigation expenses;

•
any statements regarding the effects of the Investor Warrants and the adjustment mechanisms in the Pre-Merger Financing on the ownership percentages of the Ocuphire Stockholders and Rexahn Stockholders in the combined company;

•	the expected number of Rexahn securities included in the fully diluted number of Rexahn’s outstanding shares for purposes of calculating the Exchange Ratio;
•	the impact of the coronavirus outbreak on the business of Rexahn and Ocuphire;
•	any statements of the plans, strategies and objectives of management for future operations, including the execution of integration plans and the anticipated timing of filings;
•	any statements of plans to develop and commercialize additional products candidates including planned preclinical, clinical, regulatory, and manufacturing activities;
•	any statements concerning the attraction and retention of highly qualified personnel;
•	any statements concerning the ability to protect and enhance the combined company’s products and intellectual property;
•	any statements concerning developments and projections relating to the combined company’s competitors or industry;
•	any statements concerning the combined company’s financial performance;
•	any statements regarding expectations concerning Rexahn’s or Ocuphire’s relationships and actions with third parties; and
•	future regulatory, judicial and legislative changes in Rexahn’s or Ocuphire’s industry.
These forward-looking statements should not be relied upon as predictions of future events as Rexahn and Ocuphire cannot assure you that the events or circumstances reflected in these statements will be achieved or will occur. You can identify forward-looking statements by the use of forward-looking terminology including “believes,” “expects,” “may,” “will,” “should,” “seeks,” “intends,” “plans,” “pro forma,” “estimates,” or “anticipates” or the negative of these words and phrases or other variations of these words and phrases or comparable terminology. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation:
•
If Rexahn’s stock price continues to increase, the estimated liabilities associated with the Rexahn Warrants will continue to increase and Rexahn may not be able to meet the minimum Parent Cash Amount on the Anticipated Closing Date or the Rexahn Stockholders may own significantly less of the combined company than currently estimated;

•	Rexahn and Ocuphire stockholders may not realize a benefit from the merger commensurate with the ownership dilution they will experience in connection with the merger and the Pre-Merger Financing;
•	Rexahn’s issuance of additional shares of Rexahn common stock or other securities prior to Closing;

•	the merger consideration may have greater or lesser value at the Closing than at the time the Merger Agreement is signed;
•	failure to complete the merger may result in either party paying a termination fee or expenses to the other party and could harm the future business and operations of each company;
•
if the conditions to the merger are not met, including failure to timely or at all obtain stockholder approval for the merger, failure to consummate the Pre-Merger Financing, or failure to comply with the continued listing standards of Nasdaq, the merger may not occur;

•	the timing of the consummation of the merger is uncertain as is the ability of each of Rexahn and Ocuphire to consummate the merger;
•	the merger may be completed even though material adverse changes may occur;
•
Rexahn may not be able to correctly estimate its operating expenses and its expenses associated with the merger and may have a significantly lower Parent Cash Amount on the Anticipated Closing Date than currently estimated;

•	Rexahn may not be able to maintain its Nasdaq listing until the Closing;
•	as a result of any adjustments in the Exchange Ratio and the Pre-Merger Financing, Rexahn Stockholders or Ocuphire Stockholders may own less of the combined company than is currently anticipated;
•	executive officers and directors of each company have interests in the merger that are different from yours, which may cause them to support or approve the merger without regard to your interests;
•	the market price of Rexahn common stock may decline following the merger;
•	conditions to payment under the CVRs may not be met and the CVRs may never deliver any value to the Rexahn Stockholders;
•	restrictions in the Merger Agreement may prevent Rexahn and Ocuphire from entering into a business combination with another party at a favorable price;
•
certain provisions of the Merger Agreement may discourage third parties from submitting alternative takeover proposals, including proposals that may be superior to the arrangements contemplated by the Merger Agreement;

•	the Ocuphire Stockholders may receive consideration in the merger that is greater or less than the fair market value of the Ocuphire shares due to the lack of a public market for Ocuphire shares;
•
if the merger does not qualify as a tax-free reorganization for U.S. federal income tax purposes, the receipt of Rexahn common stock pursuant to the merger could be fully taxable to all Ocuphire Stockholders;

•	the combined company may never earn a profit;
•
the combined company will be subject to the uncertainties associated with the clinical development and regulatory approval of its product candidates including potential delays in the commencement, enrollment and completion of clinical trials and that the results of prior clinical trials may not be predictive of future results;

•	the combined company will be required to raise additional funds to finance its operations and remain a going concern and may be required to do so sooner than it expects;
•	the combined company may not be able to raise additional funds when necessary, and/or on acceptable terms;
•
the combined company’s small public float, low market capitalization, limited operating history, and lack of revenue may make it difficult and expensive for the combined company to raise additional funds;

•
the pro forma combined financial statements may not be an indication of the combined company’s financial condition or results of operations following the completion of the merger and the transactions contemplated thereby;

•	Rexahn and Ocuphire may not be able to protect their respective intellectual property rights;
•	there may be changes in expected or existing competition for the combined company’s product candidates;
•	the merger will result in changes to the combined company’s board of directors that may affect the combined company’s business strategy and operations;
•	both companies expect the price of the combined company’s common stock may be volatile and may fluctuate substantially following the merger and the transactions contemplated thereby;
•	if the combined company were to be delisted from Nasdaq, it could reduce the visibility, liquidity and price of its common stock;
•
a significant portion of the combined company’s total outstanding shares of common stock may be sold into the public market at any point, which could cause the market price of the combined company’s common stock to drop significantly, even if the combined company is doing well;

•	there may be adverse reactions or changes in business relationships resulting from announcement or completion of the merger;
•	the combined company will have broad discretion in the use of its cash reserves and may not use them effectively;
•
the combined company expects to continue to incur increased costs as a result of operating as a public company, and its management will be required to devote substantial time to compliance initiatives and corporate governance practices;

•	the combined company does not anticipate paying any cash dividends on its capital stock in the foreseeable future;
•
provisions in the combined company’s certificate of incorporation, its bylaws or Delaware law might discourage, delay or prevent a change in control of the company or changes in its management, which may depress the price of its common stock;

•	the coronavirus (COVID-19) pandemic may have an adverse effect on the business of Rexahn, Ocuphire and the combined company, the medical community and the global economy; and
•	securities analysts’ published reports could cause a decline in the price of the combined company’s stock.
The foregoing risks should not be construed as exhaustive and should be read in conjunction with statements that are included herein and elsewhere. Rexahn and Ocuphire can give no assurance that the conditions to the merger will be satisfied. For further discussion of the factors that may cause Rexahn, Ocuphire or the combined company’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied in such forward-looking statements, or for a discussion of risks associated with the ability of Rexahn and Ocuphire to complete the merger and the effect of the merger on the business of Rexahn, Ocuphire and the combined company, see the section entitled “Risk Factors” in this proxy statement/prospectus/information statement.
Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in reports filed with the SEC by Rexahn. See the section entitled “Where You Can Find More Information” of this proxy statement/prospectus/information statement.
If any of these risks or uncertainties materialize or any of these assumptions prove incorrect, the results of operations of Rexahn, Ocuphire or the combined company could differ materially from the forward-looking statements. All forward-looking statements in this proxy statement/prospectus/information statement are current only as of the date of this proxy statement/prospectus/information statement. Rexahn and Ocuphire do not undertake any obligation to publicly update any forward-looking statement to reflect events or circumstances after the date on which any statement is made, the occurrence of unanticipated events or any new information that becomes available in the future.

THE SPECIAL MEETING OF REXAHN STOCKHOLDERS
Date, Time and Place
The Rexahn special meeting will be held on   , 2020, at    commencing at   , Eastern Time. Rexahn is closely monitoring developments related to COVID-19. It could become necessary or desirable for Rexahn to change the date, time, location and/or means of holding the Rexahn special meeting (including by means of remote communication). If such a change is made, Rexahn will announce the change in advance, and details on how to participate will be issued by press release, posted on Rexahn’s website and filed as additional proxy materials. Rexahn is sending this proxy statement/prospectus/information statement to Rexahn Stockholders in connection with the solicitation of proxies by the Rexahn Board for use at the Rexahn special meeting and any adjournments or postponements of the Rexahn special meeting. This proxy statement/prospectus/information statement is first being furnished to Rexahn Stockholders on or about     , 2020.
Purposes of the Rexahn Special Meeting
The purposes of the Rexahn special meeting are:
1.
to consider and vote upon a proposal to approve the issuance of Rexahn common stock to Ocuphire Stockholders pursuant to the Merger Agreement, a copy of which is attached as Annex A to this proxy statement/prospectus/information statement, and the change of control of Rexahn resulting from the merger under Nasdaq rules;

2.
to consider and vote upon an amendment to the Rexahn Certificate of Incorporation to effect the Rexahn Reverse Stock Split at a ratio within the range of 1-for-3 to 1-for-5, with such specific ratio to be approved by the Rexahn Board, in the form attached as Annex B to this proxy statement/prospectus/information statement;

3.
to consider and vote upon an amendment to the Rexahn Certificate of Incorporation to effect the Rexahn Name Change, in the form attached as Annex C to this proxy statement/prospectus/information statement;

4.	to consider and vote upon a proposal to approve the adoption of the Ocuphire 2020 Plan, in the form attached as Annex D to this proxy statement/prospectus/information statement;
5.
to consider and vote upon a proposal to approve the issuance of: (a) shares of Rexahn common stock upon the exercise of the Investor Warrants to be issued in the Pre-Merger Financing, and (b) additional shares of Rexahn common stock that may be issued following the closing of the Pre-Merger Financing, in each case pursuant to the Securities Purchase Agreement and as required by and in accordance with Nasdaq Listing Rule 5635;

6.	to consider and vote upon an adjournment of the Rexahn special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1, 2, 3, 4 or 5; and
7.	to transact such other business as may properly come before the Rexahn special meeting or any adjournment or postponement thereof.
Recommendation of the Rexahn Board
•
The Rexahn Board has determined that the issuance of Rexahn common stock to Rexahn Stockholders pursuant to the Merger Agreement and the change of control of Rexahn resulting from the merger are fair to, advisable and in the best interest of Rexahn and Rexahn Stockholders and has approved such items. The Rexahn Board recommends that Rexahn Stockholders vote “FOR” Proposal No. 1 to approve the issuance of Rexahn common stock to Ocuphire Stockholders and the change of control of Rexahn resulting from the merger.

•
The Rexahn Board has determined that the Rexahn Reverse Stock Split is fair to, advisable and in the best interest of Rexahn and Rexahn Stockholders and has approved the Rexahn Reverse Stock Split. The Rexahn Board recommends that Rexahn Stockholders vote “FOR” Proposal No. 2 to approve an amendment to the Rexahn Certificate of Incorporation effecting the Rexahn Reverse Stock Split.

•
The Rexahn Board has determined that the Rexahn Name Change is fair to, advisable and in the best interest of Rexahn and Rexahn Stockholders and has approved the Rexahn Name Change. The Rexahn Board recommends that Rexahn Stockholders vote “FOR” Proposal No. 3 to approve an amendment to the Rexahn Certificate of Incorporation effecting the Rexahn Name Change.

•
The Rexahn Board has determined that the adoption of the Ocuphire 2020 Plan is fair to, advisable and in the best interest of Rexahn and Rexahn Stockholders and has approved the Ocuphire 2020 Plan. The Rexahn Board recommends that Rexahn Stockholders vote “FOR” Proposal No. 4 to approve the Ocuphire 2020 Plan.

•
The Rexahn Board has determined that it is fair to, advisable, and in the best interests of Rexahn and Rexahn Stockholders and has approved the issuance of: (a) shares of Rexahn common stock upon the exercise of the Investor Warrants to be issued in the Pre-Merger Financing, and (b) additional shares of Rexahn common stock that may be issued following the closing of the Pre-Merger Financing, in each case pursuant to the Securities Purchase Agreement and as required by and in accordance with Nasdaq Listing Rule 5635. The Rexahn Board recommends that Rexahn Stockholders vote “FOR” Proposal No. 5 to approve the issuance of additional shares of Rexahn common stock in connection with the Pre-Merger Financing.

•
The Rexahn Board has determined and believes that adjourning the Rexahn special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1, 2, 3, 4 or 5 is advisable and in the best interests of Rexahn and Rexahn Stockholders and has approved and adopted the proposal. The Rexahn Board recommends that Rexahn Stockholders vote “FOR” Proposal No. 6 to adjourn the Rexahn special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1, 2, 3, 4 or 5.

Record Date and Voting Power
Only holders of record of Rexahn common stock at the close of business on the Record Date,    , 2020, are entitled to notice of, and to vote at, the Rexahn special meeting. There were   holders of record of Rexahn common stock at the close of business on the Record Date. At the close of business on the Record Date,    shares of Rexahn common stock were issued and outstanding. Each share of Rexahn common stock entitles the holder thereof to one vote on each matter submitted for stockholder approval.
Voting and Revocation of Proxies
The proxy accompanying this proxy statement/prospectus/information statement is solicited on behalf of the Rexahn Board for use at the Rexahn special meeting.
If you are a stockholder of record of Rexahn as of the Record Date referred to above, you may vote in person at the Rexahn special meeting or vote by proxy. Whether or not you plan to attend the Rexahn special meeting, Rexahn urges you to vote by proxy to ensure your vote is counted. You may still attend the Rexahn special meeting and vote in person if you have already voted by proxy. As a stockholder of record you may vote in any of the following ways:
•	to vote in person, attend the Rexahn special meeting and Rexahn will provide you a ballot when you arrive.
•
to vote using the proxy card, simply mark, sign and date your proxy card and return it promptly in the postage-paid envelope provided. If you return your signed proxy card to Rexahn before the Rexahn special meeting, Rexahn will vote your shares as you direct on the proxy card.

•
to vote by telephone or on the Internet, dial the number on the proxy card or visit the website on the proxy card form to complete an electronic proxy card. You will be asked to provide Rexahn’s number and control number from the enclosed proxy card. Your vote must be received by 11:59 p.m., Eastern Time on    , 2020 to be counted.

If your shares of Rexahn common stock are held by your broker, bank or other nominee, that is, in “street name,” you will receive a voting instruction card from the institution that holds your shares. Please follow the instructions included on that voting instruction card regarding how to instruct your broker, bank or other nominee to vote your shares of Rexahn common stock. If you are a beneficial owner you may not vote your shares in person at the Rexahn special meeting unless you obtain a legal proxy from your broker, bank or other nominee. If you do not give instructions to your broker, bank or other nominee, your broker can vote your shares of Rexahn common stock with respect to “discretionary” items but not with respect to “non-discretionary” items. Discretionary items are proposals considered routine under certain rules applicable to brokers and on which your broker may vote shares held in “street name” in the absence of your voting instructions. On non-discretionary items for which you do not give your broker instructions, your shares of Rexahn common stock will be treated as broker non-votes. It is anticipated that Proposal Nos. 1, 4, and 5 will be non-discretionary. To make sure that your vote is counted, you should instruct your broker to vote your shares, following the procedures provided by the institution that holds your shares.
Rexahn Stockholders of record may change their vote at any time before their proxy is voted at the Rexahn special meeting in one of three ways. First, a Rexahn Stockholder of record can send a written notice to the Secretary of Rexahn stating that the stockholder would like to revoke its proxy. Second, a Rexahn Stockholder of record can submit new proxy instructions either on a new proxy card or by telephone or via the Internet. Third, a Rexahn Stockholder of record can attend the Rexahn special meeting and vote in person. Attendance alone will not revoke a proxy. If a stockholder who owns shares of Rexahn common stock in “street name” has instructed a broker to vote its shares of Rexahn common stock, the stockholder must follow directions received from its broker to change those instructions.
All properly executed proxies that are not revoked will be voted at the Rexahn special meeting and at any adjournments or postponements of the Rexahn special meeting in accordance with the instructions contained in the proxy. If a holder of Rexahn common stock executes and returns a proxy and does not specify otherwise, the shares represented by that proxy will be voted “FOR” Proposal No. 1 to approve the issuance of shares of Rexahn common stock to Ocuphire Stockholders pursuant to the Merger Agreement and the change of control resulting from the merger; “FOR” Proposal No. 2 to approve an amendment to the Rexahn Certificate of Incorporation effecting the Rexahn Reverse Stock Split; “FOR” Proposal No. 3 to approve an amendment to the Rexahn Certificate of Incorporation to effect the Rexahn Name Change; “FOR” Proposal No. 4 to approve the adoption of the Ocuphire 2020 Plan; “FOR” Proposal No. 5 to approve the issuance of Rexahn common stock upon the exercise of the Investor Warrants and additional common stock following the closing of the Pre-Merger Financing; and “FOR” Proposal No. 6 to approve the adjournment of the Rexahn special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1, 2, 3, 4 or 5 in accordance with the recommendation of the Rexahn Board.
Required Vote
The presence, in person or by proxy, of the holders of forty percent of Rexahn’s issued and outstanding shares of common stock at the Rexahn special meeting is necessary to constitute a quorum at the meeting. Abstentions and broker non-votes will be counted towards a quorum. Approval of Proposal Nos. 1, 4, 5 and 6 requires the affirmative vote of a majority in interest of the holders of Rexahn common stock present in person or by proxy at the Rexahn special meeting and entitled to vote on the matter. Approval of Proposal Nos. 2 and 3 requires the affirmative vote of holders of a majority of Rexahn common stock outstanding on the Record Date for the Rexahn special meeting and entitled to vote on the matter.
Votes will be counted by the inspector of election appointed for the Rexahn special meeting, who will separately count “FOR” and “AGAINST” votes, abstentions and broker non-votes. Abstentions will be counted towards the vote total and will have the same effect as “AGAINST” votes for Proposal Nos. 1, 2, 3, 4, 5 and 6. Proposal Nos. 2, 3 and 6 are matters on which Rexahn expects brokers, banks or other nominees to have discretionary authority and, therefore, broker non votes are not expected with respect to these proposals. Broker non-votes will have no effect on the outcome of Proposal Nos. 1, 4, and 5.
Proposal No. 1 is conditioned upon the approval of Proposal No. 2, and the merger cannot be consummated without the approval of Proposal Nos. 1 and 2. Proposal Nos. 3 and 4 are conditioned upon the consummation of the merger. If the merger is not completed or the Rexahn Stockholders do not approve Proposal No. 3, Rexahn will not change its name to “Ocuphire Pharma, Inc.” If the merger is not completed or the Rexahn Stockholders do not approve Proposal No. 4, the Ocuphire 2020 Plan will not become effective. Proposal No. 5 is conditioned upon Proposal Nos. 1 and 2. Proposal Nos. 1 and 5 are not conditioned on Proposal No. 3 or Proposal No. 4 being approved, and Proposal No. 2 is not conditioned on the approval of any other proposal.

Solicitation of Proxies
In addition to solicitation by mail, the directors, officers, employees and agents of Rexahn may solicit proxies from Rexahn Stockholders by personal interview, telephone, telegram or otherwise. Rexahn and Ocuphire will share equally the costs of printing and filing this proxy statement/prospectus/information statement and proxy card. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries who are record holders of Rexahn common stock for the forwarding of solicitation materials to the beneficial owners of Rexahn common stock. Rexahn will reimburse these brokers, custodians, nominees and fiduciaries for the reasonable out-of-pocket expenses they incur in connection with the forwarding of solicitation materials. Rexahn has engaged Alliance Advisors LLC to assist in the solicitation of proxies and provide related advice and informational support, in exchange for a services fee and the reimbursement of customary disbursements, which are not expected to exceed $130,000 in total.
Other Matters
As of the date of this proxy statement/prospectus/information statement, the Rexahn Board does not know of any business to be presented at the Rexahn special meeting other than as set forth in the notice accompanying this proxy statement/prospectus/information statement. If any other matters should properly come before the Rexahn special meeting, it is intended that the shares represented by proxies will be voted with respect to such matters in accordance with the judgment of the persons voting the proxies.

THE MERGER
This section and the section entitled “The Merger Agreement” in this proxy statement/prospectus/information statement describe the material aspects of the merger, including the Merger Agreement. While Rexahn and Ocuphire believe that this description covers the material terms of the merger and the Merger Agreement, it may not contain all of the information that is important to you. You should read carefully this entire proxy statement/prospectus/information statement for a more complete understanding of the merger and the Merger Agreement, including the Merger Agreement attached as Annex A, the opinion of Oppenheimer attached as Annex E, and the other documents to which you are referred herein. See the section entitled “Where You Can Find More Information” in this proxy statement/prospectus/information statement.
Background of the Merger
The terms of the Merger Agreement are the result of extensive arm’s-length negotiations between members of the management team of Rexahn and the management team of Ocuphire, along with their respective advisors, and under the direction of each company’s board of directors. Rexahn followed a careful process assisted by experienced outside financial and legal advisors to rigorously examine potential transactions and transaction candidates through broad outreach to life sciences companies and a thorough process of evaluation of prospective strategic partners. The following is a summary of the background of the events leading up to the decision by Rexahn to engage in a strategic transaction, the process undertaken by Rexahn to identify and evaluate prospective merger partners, and the negotiation of the Merger Agreement with Ocuphire.
Rexahn is a clinical stage biopharmaceutical company developing innovative therapies to improve patient outcomes in cancers that are difficult to treat. Rexahn’s lead product candidate, RX-3117, is a novel, investigational oral small molecule nucleoside compound that has been the subject of a Phase 2a clinical trial in combination with Celgene’s ABRAXANE® (paclitaxel protein-bound particles for injectable suspension) as a first-line treatment in patients newly diagnosed with metastatic pancreatic cancer. The trial reached its target enrollment in February 2019. On August 7, 2019, following a review of the available preliminary data, Rexahn announced that, as of July 24, 2019, an overall response rate of 23% was observed in 40 patients that had at least one scan on treatment. Preliminary and unaudited data indicated that the median progression free survival for patients in the study was approximately 5.4 months.
Rexahn’s management and the Rexahn Board regularly review Rexahn’s performance, prospects and strategy in light of the current business and economic environment, as well as developments in the biopharmaceutical industry, and opportunities and challenges facing participants in such industry. From time to time the Rexahn Board has evaluated and considered a variety of potential strategic alternatives in light of industry developments, economic and market conditions and challenges facing Rexahn and other participants in the biopharmaceutical industry. Following the August 7, 2019 announcement, Rexahn’s management, at the direction of the Rexahn Board, initiated confidential outbound inquiries to several companies to explore potential acquisition or in-licensing opportunities, none of which resulted in viable opportunities for Rexahn. At the same time, Rexahn’s management and the Rexahn Board engaged in discussions relating to potential measures to preserve Rexahn’s cash while maximizing stockholder value.
As part of this process, Rexahn management engaged in discussions with Oppenheimer regarding a potential engagement to assist Rexahn in conducting a broad strategic review. Such discussions included a review and negotiation of the financial terms proposed by Oppenheimer for the services offered, including, without limitation, the fees for the services being offered, the timing of paying such fees, the timing of providing a fairness opinion and the termination provisions.
On August 16, 2019, the Rexahn Board held a telephonic special meeting at which a representative of Oppenheimer outlined a potential strategic review process for the Rexahn Board’s consideration. The strategic review process would include an evaluation of all reasonable options to maximize value for Rexahn Stockholders, including the potential sale of Rexahn’s assets, possible business combinations with other life science companies and a reverse merger with a privately-held life sciences company, with Rexahn common stock being the consideration in the transaction. The attractiveness of the last potential option was supported, in part, by the limited value that the marketplace appeared to assign to Rexahn’s remaining non-cash assets as evidenced by, among other things, the depressed trading price of Rexahn common stock, Rexahn’s low market capitalization, the market’s reaction to Rexahn’s recent clinical development announcements and Rexahn’s recent efforts to raise additional capital on reasonable terms, as well as the value that Rexahn’s public listing and cash might have to a high-quality strategic partner seeking to advance its own clinical programs. Further, a reverse merger transaction of this kind could provide Rexahn Stockholders with a meaningful stake in a combined company possessing both promising clinical prospects and the means to pursue them, establishing the opportunity for long-term value creation for Rexahn Stockholders. At the same meeting, Douglas J. Swirsky, Rexahn’s President and Chief Executive Officer and a member of the Rexahn Board, provided a summary of management’s discussions with Oppenheimer and recommended that the Rexahn Board engage Oppenheimer as its financial advisor for the strategic review process. The Rexahn Board unanimously approved the engagement of Oppenheimer in light of its strength of experience with recent strategic review processes involving life science companies, as well as the competitiveness of its fees. The Rexahn Board also voted to establish the Strategic Alternatives Committee, consisting of directors Peter Brandt, Gil Price, M.D. and Mr. Swirsky. The purpose of the Strategic Alternatives Committee was to provide additional Rexahn Board oversight and assistance to Rexahn’s management in completing a review of Rexahn’s strategic options. Rexahn and Oppenheimer entered into an engagement letter on September 13, 2019.
Oppenheimer was engaged to provide financial advisory services, including conducting a broad market search to identify and reach out to suitable strategic partners. Oppenheimer recommended a two-step strategic review process, with an initial phase involving Oppenheimer issuing a process letter to parties to solicit non-binding initial indications of interest, with such indications of interest summarizing the proposed strategic partner’s proposed transaction value and ownership split of the combined company, estimated financing needs, business strategy, diligence matters, proposed timing and other matters. The letter also instructed potential bidders to consider additional areas of upside that would effectively result in an increase in value for Rexahn Stockholders. Following the receipt of indications of interest, the Strategic Alternatives Committee with the assistance of management and Oppenheimer would then review the indications of interest to focus on selecting a subset of candidates to progress to the next round of consideration. This next round would include presentations by the management teams of the subset of potential strategic partners to members of Rexahn’s management team and the Strategic Alternatives Committee, due diligence reviews of each party’s business, and refinement of the indications of interest. Thereafter, the Strategic Alternatives Committee would select one or more potential finalists with which to negotiate a definitive agreement.
On September 24, 2019, Rexahn announced that it had commenced a process to explore and evaluate strategic alternatives to enhance stockholder value and that it had engaged Oppenheimer as its financial advisor to assist in the strategic review process. Potential strategic alternatives that may be explored or evaluated as part of the strategic review process would include an acquisition, merger, reverse merger, other business combination, sales of assets, and licensing or other strategic transaction involving Rexahn. Rexahn did not set a timetable for completion of the review process. In the same press release on September 24, 2019, Rexahn also announced that, in connection with the evaluation of strategic alternatives, Rexahn had reduced its staff by two positions in an effort to extend its resources.
Following the public announcement on September 24, 2019, Oppenheimer initiated a process of broad outreach to potential strategic partners in the biopharmaceutical industry, including companies that were believed to be considering going public through an initial public offering, companies that had recently completed financing rounds with known crossover investors, companies that might be considering financing rounds with known crossover investors, and companies that were pursuing the development of product candidates in therapeutic areas garnering significant attention from life science investors. As part of this process, outreach was completed to a total of 50 companies. Oppenheimer asked that non-binding letters of intent be submitted by October 28, 2019. For parties invited to participate in the second round of the process, Oppenheimer requested that final offers be submitted by November 26, 2019.
On September 30, 2019, in connection with Oppenheimer’s outreach efforts, Rexahn entered into a confidentiality agreement with Ocuphire, which included customary confidentiality provisions and a one-year standstill provision prohibiting Ocuphire from engaging in certain types of actions, including making an acquisition proposal with respect to Rexahn without Rexahn’s prior written consent. The standstill provision also prohibited Ocuphire from asking for a waiver of the prohibitions, which is commonly referred to as a “don't ask, don’t waive” provision.
On October 21, 2019, Ocuphire submitted an initial indication of interest to Oppenheimer for a reverse merger transaction, which assigned a value of approximately $8.0 million for Rexahn assuming Rexahn delivered at least $5.0 million cash at closing, $100.0 million for Ocuphire, and included an assumption of a $25.0 million round of financing to be closed immediately prior to a merger closing, which resulted in a post-closing allocation percentage of approximately 6.0% for Rexahn Stockholders and approximately 94.0% for Ocuphire Stockholders. Ocuphire’s initial indication of interest also contemplated that Ocuphire would not retain any Rexahn employee following closing and that the size of the Rexahn Board at the closing of the merger would be set at seven directors, with one director to be designated by Rexahn (subject to mutual agreement by Ocuphire) and the remaining six directors to be designated by Ocuphire.
On October 24, 2019, Company A submitted an initial indication of interest to Oppenheimer for a reverse merger transaction, which assigned a value of $12.5 million for Rexahn assuming Rexahn delivered at least $5.0 million cash at closing, $135.0 million for Company A, and indicated that Company A would have $15.0 million cash at closing without needing any additional sources of capital, thereby resulting in a post-closing allocation percentage of 7.7% for Rexahn Stockholders and 92.3% for Company A’s securityholders. Company A’s initial indication of interest contemplated that Company A’s current executive team would manage the combined company and that the size of the Rexahn Board at the closing of the merger would be set at at least five directors, with one director to be designated by Rexahn and the remaining directors to be designated by Company A.
On October 25, 2019, Company C submitted an initial indication of interest to Oppenheimer for a reverse merger transaction, which assigned a value of $54.0 million to Rexahn assuming Rexahn delivered at least $6.0 million cash at closing, and $80.0 million for Company C, resulting in a post-closing allocation percentage of 40% for Rexahn Stockholders and 60% for Company C’s securityholders, excluding Company C’s plans to raise an additional $25.0 to $30.0 million assuming a successful transaction with Rexahn. Company C’s indication of interest contemplated that Company C may retain certain individuals in Rexahn’s finance, clinical operations and regulatory affairs departments following the closing of the merger, and that Rexahn would be entitled to designate one member to the Rexahn Board and designate one additional person as a non-voting observer of the Rexahn Board.
On October 28, 2019, Company B submitted an initial indication of interest to Oppenheimer for a reverse merger transaction, which assigned a value of $11.0 million for Rexahn assuming Rexahn delivered at least $5.0 million cash at closing, $82.2 million for Company B, and included a $40.0 million financing round, which resulted in a post-closing allocation percentage of 8.3% for Rexahn Stockholders and 91.7% for Company B’s securityholders. Company B’s initial indication of interest also indicated that Company B’s proposal did not assume reliance on any members of Rexahn management following the closing of the merger and that the parties would have board designation rights proportionate to their equity ownership percentages.
On November 3, 2019, Ocuphire delivered a revised indication of interest to Oppenheimer, which assigned a value of $14.0 million for Rexahn assuming Rexahn delivered at least $6.0 million cash at closing, $100.0 million for Ocuphire, and included an assumption of a $25.0 million round of financing to be closed immediately prior to a merger closing, which resulted in a post-closing allocation percentage of 10.0% for Rexahn Stockholders and 90.0% for Ocuphire Stockholders. The indication of interest also stated that Ocuphire may also raise additional funds pursuant to its existing notes prior to a public listing.
By November 5, 2019, 14 companies had signed a confidentiality agreement with Rexahn expressing their interest in learning more about a transaction with Rexahn, and a small group of parties indicated interest without signing a confidentiality agreement via unsolicited bids based on publicly available information. The confidentiality agreements included customary confidentiality provisions and one to two year standstill provisions prohibiting the potential strategic partners from engaging in certain types of actions, including making an acquisition proposal with respect to Rexahn without Rexahn’s prior written consent. The standstill provisions also included a “don't ask, don't waive” provision, which remain in effect for the duration of the standstill term. The potential strategic partners’ preclinical and clinical development programs and, in some cases, commercial products, were focused on a variety of indications and markets. Rexahn’s management, along with representatives of Oppenheimer, reviewed each of these potential strategic partners in detail and evaluated the candidates based on a number of selection criteria, including their businesses, products and technologies, stage of development, commercial opportunity, management teams, cash position and financing needs, valuation proposals, certainty to close and other criteria.
Between September 24, 2019 and November 5, 2019, Mr. Swirsky and a representative from Oppenheimer had introductory calls with representatives of several potential bidders, including Ocuphire, Company A,

Company B, Company C, Company D and Company E. Mr. Swirsky and the representative from Oppenheimer conveyed to the potential bidders that Rexahn would expect any bidders that advanced through the strategic review process to provide the Rexahn Stockholders with the ability to potentially capture additional value from Rexahn’s existing non-cash assets.
On November 5, 2019, the Strategic Alternatives Committee held a telephonic special meeting with representatives of Rexahn management, the Rexahn Board, Oppenheimer and Hogan Lovells present. At the meeting, Mr. Swirsky and a representative from Oppenheimer reviewed the indications of interest that had been received from potential strategic partners and discussed the strategic review process to date, noting Oppenheimer’s outreach to 50 companies and receipt of five inbound inquiries, and that Rexahn had received indications of interest from 19 companies, all of which were for reverse merger transactions. The 19 companies that submitted indications of interest were comprised of the 14 companies that had signed a confidentiality agreement with Rexahn as well as five parties that had submitted an indication of interest without signing a confidentiality agreement based on publicly available information. An Oppenheimer representative discussed the approach that Oppenheimer and Rexahn had followed in evaluating the proposals and the proposed selection criteria, including each bidder’s business, products and technologies, stage of development, commercial opportunity, management team, cash position and financing needs, valuation proposal, certainty to close and other criteria. Oppenheimer provided the Strategic Alternatives Committee with a list of the 19 companies that provided proposals to Rexahn and identified for the Strategic Alternatives Committee the six companies, consisting of Ocuphire, Company A, Company B, Company C, Company D and Company E, that had been identified by Rexahn management, in consultation with Oppenheimer, as companies that should proceed to the next round of the strategic review process based on the previously identified proposed selection criteria. Of the remaining thirteen companies, the Oppenheimer representative reviewed with the Strategic Alternatives Committee each of the companies and their technologies and recommended that eight of those companies be eliminated from the strategic review process and the remaining five companies be put on hold to give Rexahn flexibility to re-engage with such companies in the event that there was a desire to engage with additional parties in the future. The Oppenheimer representative presented each of the six companies to the Strategic Alternatives Committee in greater detail, including an overview of each company’s business, therapeutic focus, stage of development, proposed valuation, expected financing needs and related considerations. The Strategic Alternatives Committee agreed with management’s assessment of the companies that provided proposals to Rexahn, including the advancement of Ocuphire, Company A, Company B, Company C, Company D and Company E into the next round of the strategic review process.
From November 5, 2019 to November 11, 2019, representatives from Oppenheimer coordinated with representatives of the six potential bidders on process-related matters.
On November 11, 2019, representatives of Rexahn management, the Rexahn Board and Oppenheimer met telephonically with representatives of Ocuphire, Company A, Company B, Company C, Company D and Company E. The discussions addressed specifics regarding the bidders’ businesses and indications of interest, including proposed valuations, financing plans and relative post-closing stock allocation percentages.
On November 13, 2019, the Strategic Alternatives Committee held a telephonic special meeting, with representatives of Rexahn management, the Rexahn Board, Oppenheimer and Hogan Lovells present. At the meeting, the six remaining bidders were considered, including, among other things, the bidders’ respective presentations, proposals, business plans, management teams, technologies, regulatory pathway, commercial opportunities, cash reserves, financing needs and certainty to close. After the discussion, the Strategic Alternatives Committee unanimously decided to identify Ocuphire, Company A and Company B as finalists in the strategic review process and to recommend that they proceed to the next round of the strategic review process because of the committee’s conclusion that they provided more meaningful opportunities for Rexahn’s stockholders than the other remaining bidders. The Strategic Alternatives Committee’s decision was informed, in large part, by the strength of the selected bidders’ presentations, value propositions, management teams and commercial opportunity, the relatively low financing risks applicable to each of the selected bidders and the other selection criteria outlined above. When evaluating the potential bidders, the Strategic Alternatives Committee did not solely consider the proposed valuations presented by each bidder as the Strategic Alternatives Committee recognized that the valuations were all expressed in a manner that reflected each bidder’s assessment of its own value, which may not be reflective of its actual value. Therefore, the Strategic Alternatives Committee considered the proposed valuations along with the other previously identified selection criteria. Rexahn management indicated that each of Ocuphire, Company A and Company B would have the opportunity to present in person to the Rexahn Board on December 5, 2019. The Strategic Alternatives Committee selected Company C as an alternative to the finalists in the event any of the finalists dropped out of the process before the December 5, 2019 meeting. The Strategic Alternatives Committee did not view Company D or Company E as currently presenting meaningful opportunities for Rexahn Stockholders based on their most recent presentations and proposals and instructed Rexahn management and representatives of Oppenheimer to inform Company D and Company E that they would not be progressing to the next stage of the strategic review process.
From November 13, 2019 to December 5, 2019, representatives from Oppenheimer had multiple discussions with representatives of the three remaining bidders regarding the strategic review process and the bidders’ final offers to be presented on December 5, 2019.
On November 14, 2019, Oppenheimer requested additional business and financial diligence from Ocuphire, Company A and Company B, and requested that each company grant representatives of Rexahn, Hogan Lovells and Oppenheimer access to such company’s electronic data room. Between November 14, 2019 and November 24, 2019, Ocuphire, Company A and Company B granted electronic data room access to representatives of Rexahn and its advisors.
Between November 15, 2019 and November 19, 2019, Ocuphire responded to a number of Oppenheimer’s business and financial diligence requests.
On December 5, 2019, the Rexahn Board held an in-person special meeting (with certain Rexahn Board members participating telephonically), with representatives of Rexahn management, Oppenheimer and Hogan Lovells present. Each of Ocuphire, Company A and Company B presented to the Rexahn Board. The presentations generally covered, among other things, a description of each company’s proposal, business, products and technologies, commercial opportunity, regulatory pathway, management team, clinical development plans, proposed valuations, available cash, financing needs and signing and closing timeline. The updated proposals presented by Ocuphire, Company A and Company B offered Rexahn Stockholders post-closing stock allocation percentages ranging from 10% to 14% in the combined entities. Specifically, Ocuphire’s revised proposal assigned a value of up to $18.0 million for Rexahn assuming Rexahn delivered at least $6.0 million cash at closing, and up to $111.0 million for Ocuphire, including a $24.0 million round of financing to be closed concurrent with a merger closing, which resulted in a post-closing allocation percentage of 14% for Rexahn Stockholders and 86% for Ocuphire Stockholders. Ocuphire’s presentation also indicated that Ocuphire had up to $15 million in committed or close to committed funds and was engaging in ongoing discussions and diligence with additional life sciences investors for a potential $24.0 million financing round, with the expectation to have binding commitment letters from investors by the time of execution of the Merger Agreement. During its presentation, Ocuphire indicated that it did not expect to retain Mr. Swirsky or any existing employees of Rexahn, though it was considering entering into short-term consulting agreements with certain non-executives in order to facilitate a transition. Company A’s revised proposal assigned a value of $18.4 million for Rexahn assuming Rexahn delivered at least $5.0 million cash at closing and a value of $135.0 million for Company A, resulting in a post-closing allocation percentage of 12% for Rexahn Stockholders and 88% for Company A’s securityholders. Company A also indicated in its presentation that it would deliver $15 million cash at closing from committed existing investors without the need to approach third party investors. Company B’s revised proposal assigned a value of $11.0 million for Rexahn assuming Rexahn delivered at least $5.0 million at closing and a value of $92.2 million for Company B, and contemplated a $40.0 million round of financing to be closed concurrent with a merger closing, which resulted in a post-closing allocation percentage of 11.9% for Rexahn Stockholders and 88.1% for Company B’s stockholders. After the presentations, the meeting participants discussed, among other things, each company’s presentation, revised offer, business, products and technologies, stage of development, commercial opportunity, financial strength, financing needs and timeline to closing. Based in part on recommendations given by Oppenheimer to Rexahn management and the Rexahn Board, and based further on the strength of Ocuphire’s presentation, business, proposal, management team and financing plans, the Rexahn Board determined that Rexahn should pursue a strategic transaction with Ocuphire.
On December 5, 2019, representatives of Oppenheimer informed Ocuphire management that the Rexahn Board had selected Ocuphire as the primary bidder in the strategic review process. On December 9, 2019, representatives of Oppenheimer informed representatives of Company A and Company B that they were selected as alternates to a primary bidder in the strategic review process.

Between December 7, 2019 and December 8, 2019, representatives of Rexahn and Ocuphire coordinated on several diligence matters.
On December 9, 2019, in response to a request from Ocuphire, Mr. Swirsky delivered an initial draft of an exclusivity agreement (the “Ocuphire Exclusivity Agreement”) to Mina Sooch, Ocuphire’s Chief Executive Officer. The draft provided that Ocuphire would work exclusively with Rexahn on pursuing a strategic transaction until January 13, 2020.
On December 10, 2019, representatives of Rexahn management, Ocuphire management, Oppenheimer, Hogan Lovells and Honigman LLP (“Honigman”), Ocuphire’s legal counsel, met telephonically to discuss various transaction matters, including the responsibility for drafting transaction documents, the proposed timing of the transaction, the due diligence process and Ocuphire’s proposed financing plans. During the discussion, Mr. Swirsky proposed the issuance of CVRs to Rexahn Stockholders as a way for Rexahn Stockholders to potentially capture value from Rexahn’s existing non-cash assets, which was consistent with the messaging that Mr. Swirsky had conveyed to Ocuphire and the other potential bidders throughout the strategic review process.
On December 11, 2019, Hogan Lovells delivered an initial draft of the Merger Agreement to Honigman. The initial draft of the Merger Agreement contemplated the issuance of CVRs to Rexahn Stockholders. Later on December 11, 2019, Mr. Swirsky and Ms. Sooch met telephonically to discuss, among other things, the structure and timing of Ocuphire’s proposed financing transaction, Ocuphire’s request for mutual exclusivity and potential candidates to serve on the Rexahn Board after the transaction. During this call, Ms. Sooch indicated to Mr. Swirsky that Richard Rodgers, a current member of the Rexahn Board, may be a good candidate to serve as Rexahn’s designee on the Rexahn Board following the closing of the merger as he could potentially fill the role of chair of the Audit Committee for the combined company. Following the call, Ms. Sooch delivered a revised draft of the Ocuphire Exclusivity Agreement to Mr. Swirsky. The revised draft provided that each of Rexahn and Ocuphire would work exclusively with the other on pursuing a strategic transaction until January 13, 2020.
On December 12, 2019, Ms. Sooch contacted Mr. Swirsky telephonically to convey that Honigman was reviewing the initial draft of the Merger Agreement and to inquire about the status of Rexahn’s review of the Ocuphire Exclusivity Agreement.
On December 13, 2019, representatives of Rexahn and Ocuphire and their respective advisors coordinated on due diligence matters and participated in several due diligence calls, including a status update on Ocuphire’s negotiations with Apexian on a sublicense agreement pursuant to which Apexian would grant Ocuphire an exclusive worldwide sublicense to Apexian’s Ref-1 Inhibitor program, including its lead drug candidate APX3330, for all ophthalmic and diabetic indications.
On December 16, 2019, representatives of Hogan Lovells and Honigman met telephonically. During the call, a representative of Honigman indicated that an updated draft of the Merger Agreement would be delivered to Hogan Lovells later that day. The parties also discussed Ocuphire’s proposed financing plans, including Rexahn’s expectation that Ocuphire would obtain executed subscription agreements immediately prior to the execution of the Merger Agreement, which expectation was based on Ocuphire’s previous statements that it had some committed or close to committed funds and was engaging in ongoing discussions and diligence with additional life sciences investors for a potential $24.0 million financing round. The representatives from Hogan Lovells and Honigman also briefly discussed Rexahn’s proposal to issue CVRs to Rexahn Stockholders in connection with the transaction, and a representative from Honigman indicated that Ocuphire was amenable to such an arrangement provided that the parties could come to agreement on the economics. Later on December 16, 2019, Honigman delivered a revised draft of the Merger Agreement to Hogan Lovells.
Between December 17, 2019 and December 19, 2019, representatives of Hogan Lovells and Honigman coordinated on due diligence matters and met telephonically to discuss several transaction matters, including Ocuphire’s proposed financing plans and the status of such financing plans.
On December 20, 2019, Hogan Lovells delivered an initial draft of Rexahn’s disclosure schedules to Honigman. The initial draft identified Mr. Swirsky as a Rexahn employee to be terminated effective immediately following the closing of the merger, which was consistent with Ocuphire’s previously stated intention.
Between December 27, 2019 and January 2, 2020, Ms. Sooch provided several updates to Mr. Swirsky regarding Ocuphire’s engagement of one or more investment bankers to assist with Ocuphire’s proposed financing transaction. In particular, Ms. Sooch advised Mr. Swirsky that Ocuphire was still working on its banking syndicate and that Ocuphire was planning on marketing the proposed financing to investors on a confidential basis and obtaining executed subscription agreements from all investors immediately prior to execution of the Merger Agreement.
On January 3, 2020, Honigman delivered an initial draft of Ocuphire’s disclosure schedules to Hogan Lovells.
On January 7, 2020, Mr. Swirsky and Ms. Sooch met telephonically to discuss several transaction matters, including Ocuphire’s proposed financing plans and Ocuphire’s request for mutual exclusivity. In particular, Ms. Sooch advised Mr. Swirsky that Ocuphire was finalizing its banking syndicate and she expected the selected banks to begin marketing the proposed financing after the J.P. Morgan Healthcare Conference on January 16, 2020. Ms. Sooch also requested that the parties enter into a mutual exclusivity arrangement with an exclusivity period running until January 31, 2020, with the potential for one or more extensions. Mr. Swirsky inquired about the status of the Apexian sublicense negotiations, which Ms. Sooch indicated would be executed in January.
On January 8, 2020, representatives of Hogan Lovells and Honigman met telephonically to discuss several transaction matters, including Ocuphire’s proposed financing plans, the documentation to effect the financing and the status of the Apexian sublicense negotiations. Later on January 8, 2020, Ms. Sooch informed Mr. Swirsky that Ocuphire was engaging Cantor Fitzgerald & Co. (“Cantor”) and Canaccord Genuity LLC (“Canaccord”) as co-lead placement agents and financial advisors for the proposed financing transaction. On January 9, 2020, Ocuphire entered into engagement letters with Canaccord and Cantor as co-lead placement agents and financial advisors for the proposed financing transaction.
Between January 9, 2020 and January 14, 2020, representatives of Hogan Lovells and Honigman coordinated on several due diligence matters and participated in a telephonic diligence meeting with representatives of Rexahn and Ocuphire present to discuss the most recent draft of the Apexian sublicense, which was delivered to Hogan Lovells on January 10, 2020.
On January 10, 2020, representatives of Rexahn, Ocuphire, Cantor, Canaccord, Hogan Lovells, Honigman and Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. (“Mintz”), counsel to Cantor and Canaccord, met telephonically to discuss Ocuphire’s proposed financing plans, including the proposed offering structure and timetable for the proposed financing transaction.
On January 12, 2020, Mr. Swirsky and Ms. Sooch met in San Francisco, California during the J.P. Morgan Healthcare Conference to discuss, among other things, the merger transaction and the status and timing of Ocuphire’s proposed financing, including Ocuphire’s plans to begin marketing the proposed transaction following the J.P. Morgan Healthcare Conference.
On January 14, 2020, Hogan Lovells delivered a revised draft of the Ocuphire Exclusivity Agreement to Honigman. As revised, the exclusivity period would run from the date the Ocuphire Exclusivity Agreement was signed until 11:59 p.m. on Friday, January 31, 2020, subject to an extension to Friday, February 7, 2020 if both parties agreed to the extension.
On January 16, 2020, representatives of Hogan Lovells, Honigman and Mintz met telephonically to discuss Ocuphire’s proposed financing plans, including Cantor’s and Canaccord’s proposed process and offering documentation. Later on January 16, 2020, Mr. Swirsky and Ms. Sooch met telephonically to discuss Ocuphire’s proposed edits to the Ocuphire Exclusivity Agreement and Mr. Swirsky’s request for additional information regarding Ocuphire’s proposed financing plans prior to execution of the Ocuphire Exclusivity Agreement.
On January 17, 2020, Honigman delivered a revised draft of the Ocuphire Exclusivity Agreement to Hogan Lovells. As revised, the exclusivity period would run from the date the Ocuphire Exclusivity Agreement was signed until 11:59 p.m. on Friday, February 7, 2020, subject to an extension to Friday, February 14, 2020 if both parties agreed to the extension. Later on January 17, 2020, Ms. Sooch provided Mr. Swirsky with additional information regarding Ocuphire’s proposed financing plans, including Ocuphire’s proposed investor presentation and process documentation, and Rexahn and Ocuphire subsequently entered into the Ocuphire Exclusivity Agreement.

On January 17, 2020, representatives of Hogan Lovells and Mintz met telephonically to discuss Ocuphire’s proposed financing plans, including Cantor’s and Canaccord’s proposed outreach efforts. Between January 17, 2020 and January 21, 2020, Hogan Lovells, Honigman and Mintz exchanged comments to Ocuphire’s proposed offering documentation, including the wall-cross script and investor presentation.
On January 20, 2020, Hogan Lovells delivered an updated draft of the Merger Agreement to Honigman.
Beginning on January 21, 2020, representatives of Ocuphire, Canaccord and Cantor conducted outreach with numerous institutional healthcare investors to determine whether they were interested in participating in a financing in connection with the merger.
On January 21, 2020, Hogan Lovells delivered comments to Ocuphire’s disclosure schedules to Honigman.
On January 24, 2020, Ms. Sooch updated Mr. Swirsky on the status of Ocuphire’s financing process, noting that Ocuphire had a number of potential investor meetings scheduled for the following week.
Between January 27, 2020 and January 29, 2020, Honigman responded to several diligence requests and delivered comments to Rexahn’s disclosure schedules to Hogan Lovells.
On January 31, 2020, Mr. Swirsky, Ms. Sooch and a representative from Cantor met telephonically to discuss the status of Ocuphire’s financing process and Ocuphire’s goal to negotiate and finalize financing documents the week of February 10, 2020. Ms. Sooch also indicated that Honigman would be delivering an updated draft of the Merger Agreement to Hogan Lovells within the next few days.
On February 3, 2020, Hogan Lovells delivered additional diligence requests to Honigman.
On February 4, 2020, Ocuphire requested extension of exclusivity until 11:59 p.m., Eastern Time, on Friday, February 14, 2020, in accordance with the terms of the Ocuphire Exclusivity Agreement, which was subsequently agreed to by Rexahn.
On February 5, 2020, Honigman delivered an updated draft of the Merger Agreement to Hogan Lovells. The draft Merger Agreement contemplated, among other things, that Rexahn’s closing cash would be reduced by the maximum estimated unpaid amount to be paid to the holders of outstanding Rexahn Warrants assuming that all such holders exercised the option to surrender their Rexahn Warrants in exchange for cash in an amount determined in accordance with the terms of the applicable Rexahn Warrant.
Later on February 5, 2020, Honigman responded to several diligence requests and representatives of Hogan Lovells and Honigman met telephonically to discuss Ocuphire’s comments to the Merger Agreement; in particular, the proposed reduction in Rexahn’s net cash based on the maximum estimated amount to be paid to the holders of outstanding Rexahn Warrants.
On February 6, 2020, Honigman delivered an updated draft of Ocuphire’s disclosure schedules to Hogan Lovells.
On February 7, 2020, Mr. Swirsky, Ms. Sooch and representatives from Cantor met telephonically to discuss the status of Ocuphire’s financing process. Based on the status of Ocuphire’s financing efforts, the parties discussed working toward executing the financing documents and Merger Agreement by the end of February.
On February 12, 2020, Hogan Lovells delivered an updated draft of the Merger Agreement to Honigman. The draft Merger Agreement contemplated, among other things, that (i) Rexahn’s allocation percentage would be 14% so long as Rexahn delivered between $4.5 million and $5.0 million of net cash at closing; (ii) Rexahn’s allocation percentage would be (A) reduced by 0.1% for every $100,000 of Rexahn closing net cash below $4.5 million and (B) increased by 0.1% for every $100,000 of Rexahn closing net cash above $5.0 million; (iii) Rexahn’s net cash would be reduced by an estimated warrant liability amount calculated as of the date of execution of the Merger Agreement, subject to reductions to reflect the extinguishment of certain Rexahn Warrants between signing and closing and a reduction in the trading price of Rexahn common stock prior to the closing; and (iv) Rexahn’s minimum net cash amount at closing would be $0.
On February 14, 2020, Honigman delivered an updated draft of the Merger Agreement to Hogan Lovells. The draft Merger Agreement contemplated, among other things, that (i) Rexahn’s allocation percentage would be 14% so long as Rexahn delivered between $5.0 million and $6.0 million of net cash at closing; (ii) Rexahn’s allocation percentage would be (A) reduced by 0.3% for every $100,000 of Rexahn closing net cash below

$5.0 million (subject to a floor of 4%) and (B) increased by 0.3% for every $100,000 of Rexahn closing net cash above $6.0 million; (iii) Rexahn’s net cash would be reduced by an estimated warrant liability amount calculated as of the determination date (i.e., approximately 10 days prior to closing); and (iv) Rexahn’s minimum net cash amount at closing would be $1.0 million.
Later on February 14, 2020, Hogan Lovells delivered comments to Ocuphire’s disclosure schedules to Honigman and representatives of Hogan Lovells and Honigman met telephonically to discuss Ocuphire’s comments to the Merger Agreement; in particular, Ocuphire’s proposed edits to the exchange ratio calculation, calculation of the estimated warrant liability amount and minimum net cash provisions.
On February 14, 2020 and February 15, 2020, Mr. Swirsky and Ms. Sooch met telephonically and communicated via email regarding, among other things, the draft Merger Agreement and the status of Ocuphire’s proposed financing. With respect to the draft Merger Agreement, the parties discussed, among other things, Ocuphire’s proposal that net cash be reduced by an estimated warrant liability amount calculated as of the determination date (i.e., approximately 10 days prior to closing) and the floor of 4% proposed in Honigman’s last draft of the Merger Agreement, which Ms. Sooch indicated was intended to protect Rexahn Stockholders from the risk of an excessive warrant liability amount resulting in a significant reduction in net cash. With respect to Ocuphire’s proposed financing, Ms. Sooch advised Mr. Swirsky that the proposed financing had been garnering interest over the previous three weeks and that she expected to have an update on potential term sheets shortly.
The exclusivity period under the Ocuphire Exclusivity Agreement expired at 11:59 p.m. on February 14, 2020.
On February 15, 2020, representatives from Oppenheimer, at the direction of Rexahn management and the Chairman of the Rexahn Board, contacted representatives of Company A to determine whether they were still interested in pursuing a strategic transaction with Rexahn. A representative of Company A indicated that Company A would submit an updated indication of interest to Rexahn.
Between February 15, 2020 and February 17, 2020, Mr. Swirsky and Ms. Sooch communicated about several open business issues in the Merger Agreement, including the exchange ratio calculation and treatment of Rexahn Warrants.
On February 18, 2020, the Rexahn Board held a telephonic special meeting, with representatives of Oppenheimer and Hogan Lovells present. At the meeting, Mr. Swirsky provided an update to the Rexahn Board regarding, among other things, the status of negotiations with Ocuphire and the material open issues in the Merger Agreement (e.g., the exchange ratio and net cash calculations and the treatment of Rexahn Warrants), the status of Ocuphire’s ongoing financing efforts, Rexahn’s projected cash runway and efforts to reduce cash burn, and potential alternatives to Ocuphire if Ocuphire was unable to complete a financing or the parties were unable to reach agreement on the remaining material issues in the Merger Agreement. Such alternatives included re-engaging with Company A on a potential strategic transaction that would not involve financing risk given that Company A’s proposal did not contemplate the need to seek financing from third parties. The Rexahn Board authorized Rexahn management to continue negotiations with Ocuphire and to consider Company A’s forthcoming offer to determine whether Company A’s updated offer was substantially on the same terms as previously presented with no financing contingencies.
On February 18, 2020, Company A delivered an updated indication of interest to Oppenheimer. Company A’s proposal assigned a value of $18.4 million for Rexahn, assuming Rexahn delivered between $3.0 and $5.0 million at closing (Company A’s previous indication of interest assigned a value of $18.4 million to Rexahn, assuming Rexahn delivered at least $5.0 million at closing), and $135.0 million for Company A, resulting in a post-closing allocation percentage of 12.0% for Rexahn Stockholders and 88% for Company A’s securityholders. The updated indication of interest still indicated that Company A would have $15.0 million cash at closing without needing any additional sources of capital to facilitate the closing of the transaction between Company A and Rexahn. Other than the assumption to Rexahn’s closing cash noted in the parenthetical above, there were no other material changes between Company A’s proposal presented to the Rexahn Board on December 5, 2019 and Company A’s updated indication of interest delivered on February 18, 2020.
On February 19, 2020, Hogan Lovells delivered an updated draft of the Merger Agreement to Honigman. The draft Merger Agreement contemplated, among other things, that (i) Rexahn’s allocation percentage would be 14% so long as Rexahn delivered between $4.5 million and $6.0 million of net cash at closing; (ii) Rexahn’s allocation percentage would be (A) reduced by 0.15% for every $100,000 of Rexahn closing net cash below $4.5 million and (B) increased by 0.15% for every $100,000 of Rexahn closing net cash above $6.0 million; (iii) Rexahn’s minimum net cash amount at closing would be $0; and (iv) the estimated warrant payout amount would be fixed at signing, subject to reduction for the extinguishment of Rexahn Warrants between signing and closing.
On February 19, 2020, Oppenheimer delivered on behalf of Rexahn an initial draft of a merger agreement (the “Company A Merger Agreement”) to Company A’s financial advisor.
On February 21, 2020, a representative of Cantor informed Mr. Swirsky that he expected a potential investor to present a draft financing term sheet to Ocuphire within the next few days.
Later on February 21, 2020, Mr. Swirsky met telephonically with the Chairman of Company A to discuss, among other things, the status of Company A’s comments to the draft Company A Merger Agreement, which the Chairman of Company A indicated would be delivered to Rexahn within the next few days.
On February 26, 2020, Hogan Lovells delivered an initial draft of Rexahn’s disclosure schedules to Company A’s counsel and an updated draft of Rexahn’s disclosure schedules to Honigman.
On February 27, 2020, Company A’s representatives delivered an updated draft of the Company A Merger Agreement to Oppenheimer. In a footnote to the draft Company A Merger Agreement, Company A indicated that Company A would have cash and cash equivalents of $15.0 million at the closing of the transaction, and that Company A would determine the exact mechanics of the investment prior to the execution of the Company A Merger Agreement and would propose revisions to the draft Company A Merger Agreement based on those logistics.
On February 27, 2020, Mr. Swirsky and Ms. Sooch met telephonically to discuss Ocuphire’s receipt of a draft term sheet from a potential investor. Ms. Sooch informed Mr. Swirsky that the draft term sheet, which Mr. Swirsky had not yet received, included a pricing reset provisions that would be triggered 45 days after closing that could further dilute both Rexahn Stockholders and Ocuphire Stockholders following the closing of the merger. In light of the post-closing reset provisions, Ms. Sooch indicated that Ocuphire’s future proposals would contemplate allocation percentages on a pre-financing basis as opposed to a post-financing basis.
On March 3, 2020, representatives of Hogan Lovells and Company A’s counsel met telephonically to discuss the draft Company A Merger Agreement. A representative of Company A’s counsel advised Hogan Lovells that Company A required the parties to enter into an exclusivity agreement before Company A would proceed with negotiating the Company A Merger Agreement, and confirmed that Company A’s existing investors intended to provide any funding necessary to ensure that Company A would have $15.0 million in cash at closing.
On March 3, 2020, Ocuphire delivered comments to the Merger Agreement to Rexahn. Ocuphire’s comments to the Merger Agreement contemplated, among other things, that (i) Rexahn’s pre-money valuation would be $14.0 million (assuming a pre-money valuation of the combined company of $120.0 million) so long as Rexahn delivered between $5.0 million and $6.0 million net cash at closing; (ii) Rexahn’s valuation would be (A) reduced by 250,000 for every $100,000 of Rexahn closing net cash below $5.0 million and (B) increased by $250,000 for every $100,000 of Rexahn closing net cash above $6.0 million; (iii) Rexahn’s minimum net cash amount at closing would be $750,000; and (iv) the estimated warrant payout amount would be fixed at the determination date (i.e., approximately 10 days prior to closing), subject to reduction for the extinguishment of Rexahn Warrants between signing and closing.
On March 3, 2020, Ocuphire also delivered to Rexahn a draft of a $20 million financing term sheet that Ocuphire had recently received from a potential investor. The draft term sheet contemplated a $20 million financing assuming a pre-money valuation of the combined company of $120.0 million, subject to a minimum investment by Ocuphire insiders of at least $200,000. The term sheet also included a purchase price reset feature whereby the investors would be issued additional shares of Rexahn common stock after the closing of the merger if the initial purchase price paid by the investors was greater than 85% of the arithmetic average of the daily volume weighted average price of the combined company’s stock during the first three days after the closing of the transaction. The term sheet also contemplated the issuance of (a) Series A warrants to purchase shares of Rexahn common stock equal to 100% of the number of shares of the Rexahn common stock issued to the investors after the pricing reset provision referenced above, and (b) Series B warrants to purchase a number of shares of Rexahn common stock based on the volume weighted average price of Rexahn common stock measured at various points over the 45-day period following the closing of the transaction.
On March 4, 2020, Hogan Lovells delivered a list of material business points to Company A’s counsel, representing the items that Rexahn and Company A would need to resolve before Rexahn management would consider asking the Rexahn Board to approve entering into an exclusivity arrangement with Company A. The material business points included, among other things, certainty regarding Company A’s plans to have $15.0 million cash at closing and the process Company A would undertake to ensure such funds would be available at closing, including obtaining signed commitment letters prior to execution of the Company A Merger Agreement.
On March 6, 2020, Company A’s counsel responded to Hogan Lovells’ previous correspondence. Company A’s counsel confirmed, among other things, that Company A’s existing investors had agreed to contribute the required funds into Company A prior to closing to ensure that Company A would have $15.0 million in cash at closing.
Later on March 6, 2020, Ms. Sooch delivered additional comments to the Merger Agreement to Mr. Swirsky. Ocuphire’s comments to the Merger Agreement contemplated, among other things, (i) Rexahn’s pre-money valuation would be $18.0 million (assuming a pre-money valuation of the combined company of $120.0 million) so long as Rexahn delivered between $5.0 million and $6.0 million of net cash at closing; (ii) Rexahn’s valuation would be (A) reduced by $200,000 for every $100,000 of Rexahn closing net cash below $5.0 million and (B) increased by $200,000 for every $100,000 of Rexahn closing net cash above $6.0 million; (iii) Rexahn’s minimum net cash amount at closing would be $750,000; and (iv) the estimated warrant payout amount would be fixed at the determination date (i.e., approximately 10 days prior to closing), subject to reduction for the extinguishment of Rexahn Warrants between signing and closing.
On March 7, 2020, Hogan Lovells delivered a revised draft of the Company A Merger Agreement to Company A’s counsel along with a draft exclusivity agreement (the “Company A Exclusivity Agreement”). The draft Company A Exclusivity Agreement provided that Rexahn and Company A would work exclusively with the other on pursuing a strategic transaction until March 22, 2020.
On March 9, 2020, the Rexahn Board held a telephonic special meeting, with representatives of Oppenheimer and Hogan Lovells present. Rexahn management, with assistance of Oppenheimer and Hogan Lovells, summarized the terms of Ocuphire’s proposed financing term sheet and Ocuphire’s most recent comments to the Merger Agreement. Rexahn management, with the assistance of Oppenheimer and Hogan Lovells, also advised the Rexahn Board of Company A’s revised proposal, including that Company A’s valuation of Rexahn had not changed since the December 5, 2019 presentation and Company A’s assertions that its insiders had agreed to fund $15.0 million at closing thereby eliminating any financing risk. Following the discussion, and based in part on the recommendations given by Oppenheimer to Rexahn management and the Rexahn Board, and based further on Company A’s assertions that its existing investors had already agreed to fund $15.0 million at closing, the Rexahn Board unanimously authorized Rexahn management to enter into an exclusivity arrangement with Company A.
On March 11, 2020, Company A’s counsel delivered an updated draft of the Company A Exclusivity Agreement to Hogan Lovells, which draft contemplated that the parties would work exclusively with each other on pursuing a strategic transaction for a period of 60 days. Later on March 11, 2020, representatives of Hogan Lovells and Company A’s counsel met telephonically to discuss a number of transaction matters, including the status of Company A’s review of the Company A Merger Agreement and the length of time proposed in the most recent draft of the Company A Exclusivity Agreement.
Between March 10, 2020 and March 13, 2020, Ocuphire delivered several proposals to Rexahn. The final proposal contemplated, among other things, that (i) Rexahn’s pre-money valuation would be $20.0 million (assuming a pre-money valuation of the combined company of $120.0 million) so long as Rexahn delivered between $3.0 million and $6.0 million of net cash at closing; (ii) Rexahn’s valuation would be (A) reduced by $150,000 for every $100,000 of Rexahn closing net cash below $3.0 million and (B) increased by $150,000 for every $100,000 of Rexahn closing net cash above $6.0 million; (iii) Rexahn’s minimum net cash amount at closing would be $750,000; and (iv) the estimated warrant payout amount would be fixed at the determination date (i.e., approximately 10 days prior to closing), subject to reduction for the extinguishment of Rexahn Warrants between signing and closing.
On March 13, 2020, Company A’s counsel delivered comments to the Company A Merger Agreement to Hogan Lovells. Company A’s counsel’s comments reiterated that Company A was controlled by a highly experienced and wealthy group of investors that had agreed to contribute the required funds into Company A prior to closing so that Company A would have $15.0 million in cash at closing.
On March 14, 2020, Hogan Lovells responded to Company A’s counsel and proposed a 21-day exclusivity period with an automatic extension unless either party chose to terminate the Company A Exclusivity Agreement.
Between March 14, 2020 and March 15, 2020, Rexahn and Company A, negotiating through representatives of Hogan Lovells and Company A’s counsel, agreed in principle on certain high level items in the Merger Agreement, including (i) the issuance of CVRs, (ii) the exchange ratio calculation, and (iii) the requirement in certain circumstances that Rexahn or Company A would be required to pay the other party a termination fee of up to $750,000, and, in some circumstances, Rexahn would be required to reimburse Company A for expenses incurred in connection with the transaction up to a maximum of $375,000. On March 15, 2020, Mr. Swirsky and the Chairman of Company A agreed that the parties would work exclusively with each other on pursuing a strategic transaction for a period of 37 days, and Rexahn and Company A entered into the Company A Exclusivity Agreement on March 16, 2020.
Between March 16, 2020 and March 17, 2020, Rexahn and Company A coordinated on several diligence matters.
On March 20, 2020, March 27, 2020 and April 3, 2020, representatives of Hogan Lovells and Company A’s counsel met telephonically to discuss the status of the transaction; in particular, the parties discussed, among other things, the status of Company A’s counsel’s diligence review of Company A, certain diligence matters relating to Company A’s ownership structure and the proposed timing of the transaction.
On March 27, 2020, Hogan Lovells delivered an updated draft of the Company A Merger Agreement reflecting the terms previously agreed to in principle and an initial draft of the CVR Agreement to Company A’s counsel. The initial draft of the CVR Agreement contemplated Rexahn Stockholders of record would be issued CVRs representing the right to receive, during the 15-year period after the closing of the merger, (i) 90% of payments received by the combined company pursuant to its licensing agreements with BioSense and HaiChang, and (ii) 75% of the proceeds received by the combined company from the monetization of Rexahn’s existing intellectual property during the 10-year period after the closing of the merger, in each case, less certain permitted deductions.
On April 8, 2020, representatives of Rexahn, Company A, Hogan Lovells and Company A’s counsel met telephonically to discuss due diligence matters regarding Company A’s product candidates and regulatory plans.
On April 10, 2020, representatives of Hogan Lovells and Company A’s counsel met telephonically to discuss the status of the transaction, including the status of Company A’s counsel’s review of the Company A Merger Agreement and CVR Agreement and Company A’s plans to deliver $15 million at closing.
On April 11, 2020, Company A’s counsel delivered an updated draft of the Company A Merger Agreement to Hogan Lovells, along with an initial draft of Company A’s disclosure schedules. The draft Company A Merger Agreement contemplated that Company A would deliver $15.0 million at closing. Later on April 11, 2020, Company A’s counsel delivered an updated draft of Rexahn’s disclosure schedules to Hogan Lovells.
Between April 12, 2020 and April 13, 2020, representatives of Hogan Lovells and Company A’s counsel coordinated on several diligence matters.
On April 15, 2020, representatives of Hogan Lovells and Company A’s counsel met telephonically to discuss Company A’s financing plans, during which Company A’s counsel indicated that Company A’s existing investors were no longer willing to fund $15.0 million at closing, and indicated the reason was in part due to the impact of the COVID-19 pandemic on the investors, the U.S. markets and the global economy, and would not execute signed commitment letters prior to execution of the Company A Merger Agreement. Instead, Company A’s

counsel indicated that Company A contemplated that the parties would enter into the Company A Merger Agreement and then Company A would market the transaction to a small group of investment funds to finance a portion of the $15.0 million, with the remaining amount expected to be funded by several of Company A’s existing investors.
On April 16, 2020, the Chairman of Company A sent an email to Mr. Swirsky indicating that, instead of Company A delivering $15.0 million at closing, Rexahn and Company A would collectively deliver an aggregate of $15.0 million in cash at closing, including Rexahn’s and Company A’s existing closing cash and an additional amount to be raised after the execution of the Company A Merger Agreement. In exchange, the Chairman of Company A proposed that Rexahn’s allocation percentage would be adjusted upward or downward depending on how much cash Company A delivered at closing, and Rexahn would be entitled to an additional termination fee if Company A delivered less than $5.0 million in incremental cash at closing.
Later on April 16, 2020, the Rexahn Board held a telephonic special meeting with representatives of Oppenheimer and Hogan Lovells present. Mr. Swirsky and a representative from Oppenheimer informed the Rexahn Board that Company A’s existing investors were no longer willing to fund $15.0 million at closing and advised the Rexahn Board of Company A’s revised financing plans and proposal. The Rexahn Board instructed Rexahn management and Hogan Lovells to conduct additional due diligence on Company A’s proposed financing structure and process, the current status of Company A’s financing efforts and Company A’s expected cash runway and budget in light of Company A’s revised financing plans. The Rexahn Board discussed the possibility of reengaging with Ocuphire following expiration of exclusivity with Company A.
On April 17, 2020, Mr. Swirsky and the Chairman of Company A met telephonically to discuss Company A’s financing plans and the Rexahn Board’s direction for Rexahn management and its advisors to better understand Company A’s revised projections, cash runway, potential value inflection points and financing process and structure. Later on April 17, 2020, representatives of Hogan Lovells and Company A’s counsel met telephonically to discuss the current status of Company A’s financing efforts and the structure and timing of Company A’s proposed financing plans. The representatives from Company A’s counsel reiterated that Company A expected Rexahn to enter into the Company A Merger Agreement before Company A would begin engaging in financing outreach efforts and indicated that Company A had not yet prepared drafts of any offering documentation.
On April 20, 2020, representatives of Rexahn management and Oppenheimer met telephonically with representatives of Company A and its financial advisors to discuss Company A’s revised budget, projections and expected cash runway in light of Company A’s new financing plans.
The exclusivity period under the Company A Exclusivity Agreement expired at 11:59 p.m. on April 22, 2020.
Between March 17, 2020 and April 23, 2020, representatives of Ocuphire explored additional strategic alternatives with third parties concerning a transaction involving Ocuphire that would result in Ocuphire becoming a public company.
On April 23, 2020, Mr. Swirsky and a representative from Oppenheimer contacted Ms. Sooch and then met telephonically with Ms. Sooch to determine if Ocuphire was still interested in pursuing a strategic transaction with Rexahn. Ms. Sooch indicated that she would need to confer with Ocuphire’s potential investors before presenting a revised offer to the Rexahn Board, at which time Ocuphire would expect to enter into an updated exclusivity agreement with Rexahn as soon as possible.
Later on April 23, 2020, the Rexahn Board held a telephonic special meeting with representatives of Oppenheimer and Hogan Lovells present, for the purpose of receiving an update on Rexahn’s and its advisors’ recent discussions with Company A and Ocuphire. The Rexahn Board instructed management to continue discussions with Company A until Rexahn management heard back from Ocuphire, at which time the Rexahn Board would assess and determine next steps in the strategic review process.
On April 24, 2020, the Chairman of Company A informed Mr. Swirsky that Company A’s existing investors would be willing to execute commitment letters prior to execution of the Company A Merger Agreement to fund $8.0 million at closing. Mr. Swirsky subsequently updated the Rexahn Board on this development.

On April 26, 2020, Ms. Sooch delivered an updated draft of the Ocuphire Exclusivity Agreement to Mr. Swirsky. As revised, the exclusivity period would run from the date the Ocuphire Exclusivity Agreement was signed until 11:59 p.m. on Tuesday, May 12, 2020, with the potential for extensions, if both parties agreed, for an additional two weeks.
Later on April 26, 2020, Mr. Swirsky and Ms. Sooch met telephonically, and they agreed that Ocuphire’s proposed deal terms would remain substantially the same from the deal terms discussed in early March 2020, including assigning Rexahn a pre-money valuation of $20.0 million, except Ms. Sooch requested that Rexahn’s $20.0 million pre-money valuation be conditioned on Rexahn delivering at least $3.5 million at closing. After discussion, Mr. Swirsky and Ms. Sooch agreed that Rexahn’s pre-money valuation of $20.0 million would be conditioned on Rexahn delivering at least $3.2 million at closing, which was determined based on Rexahn’s reasonable estimate at that time of its net cash at closing based on, among other things, its expected cash burn between execution of the Merger Agreement and an estimated closing date at the end of the second quarter or the beginning of the third quarter of 2020, as well as certain assumptions regarding Rexahn’s estimated warrant liabilities using Rexahn common stock’s then-current trading price.
On April 28, 2020, the Rexahn Board held a telephonic special meeting with representatives of Oppenheimer and Hogan Lovells present. Rexahn management, with assistance from representatives from Oppenheimer and Hogan Lovells, presented the current status of negotiations with Ocuphire and Company A. The Rexahn Board discussed each company’s proposals, business, products and technologies, management team, stage of development, commercial opportunity, proposed valuations, cash position, financing needs and other matters. After the discussion, the Rexahn Board, based in part on Oppenheimer’s recommendation to the Rexahn Board, as well as the strength of Ocuphire’s business, management team, regulatory pathway, commercial opportunity, proposed valuation and ability to raise a significant amount of money in a financing to be fully subscribed immediately prior to execution of the Merger Agreement, authorized Rexahn management to enter into the updated Ocuphire Exclusivity Agreement.
On April 29, 2020, Hogan Lovells delivered a list of material open issues in the draft Merger Agreement to Honigman, indicating that Rexahn required resolution of the open items prior to execution of the Ocuphire Exclusivity Agreement. Representatives of Hogan Lovells and Honigman discussed the material open issues with each other and then with their respective clients. Rexahn and Ocuphire, negotiating through their respective counsel, agreed in principle to the following terms: (i) Rexahn’s minimum net cash would be set at $750,000; (ii) in certain circumstances Rexahn or Ocuphire would be required to pay the other party a termination fee of up to $750,000; (iii) in certain circumstances upon a termination of the Merger Agreement Ocuphire would be required to reimburse Rexahn for expenses incurred in connection with the transaction up to a maximum of $750,000; and (iv) the exchange ratio calculation would reflect the terms discussed by Mr. Swirsky and Ms. Sooch on April 26, 2020. Rexahn and Ocuphire entered into the Ocuphire Exclusivity Agreement on April 29, 2020.
On April 30, 2020, Honigman delivered to Hogan Lovells a signed term sheet for a $20 million Pre-Merger Financing executed by Ocuphire and institutional healthcare investors. The executed term sheet was substantially similar to the term sheet that Ocuphire delivered to Rexahn on March 3, 2020.
On May 6, 2020, Honigman delivered initial drafts of the Pre-Merger Financing transaction documents to Hogan Lovells, which included drafts of a securities purchase agreement, registration rights agreement, lock-up agreement, leak-out agreement and other ancillary agreements.
Later on May 6, 2020, Hogan Lovells delivered an updated draft of the Merger Agreement and an initial draft of the CVR Agreement to Honigman. The draft Merger Agreement reflected the terms previously agreed to in principle by Rexahn and Ocuphire. The initial draft of the CVR Agreement contemplated Rexahn Stockholders of record would be issued CVRs representing the right to receive, during the 15-year period after the closing of the merger, (i) 90% of payments received by the combined company pursuant to its licensing agreements with BioSense and HaiChang, and (ii) 75% of the proceeds received by the combined company from the monetization of Rexahn’s existing intellectual property during the 10-year period after the closing of the merger, in each case, less certain permitted deductions.
On May 7, 2020, representatives of Hogan Lovells and Honigman met telephonically to discuss the Pre-Merger Financing transaction documents and the CVR Agreement. With respect to the Pre-Merger Financing, the parties discussed that the draft securities purchase agreement contemplated that the Pre-Merger Financing transaction documents would be executed after the execution of the Merger Agreement, which was inconsistent with the parties’ understanding of the timing of the Pre-Merger Financing. With respect to the CVR Agreement, a representative from Honigman indicated that the draft CVR Agreement was generally acceptable to Ocuphire, subject to the inclusion of certain additional permitted deductions for expenses incurred by Ocuphire in connection with its obligations under the CVR Agreement.
On May 7, 2020, Hogan Lovells delivered an updated draft of Rexahn’s disclosure schedules to Honigman.
On May 8, 2020, Hogan Lovells delivered initial drafts of the Ocuphire voting agreements, form of lock-up agreements and Merger Sub formation documents to Honigman.
On May 10, 2020, Honigman delivered updated drafts of the Merger Agreement, CVR Agreement and Ocuphire voting agreements to Hogan Lovells.
On May 11, 2020, Ocuphire requested extension of exclusivity until 11:59 p.m., Eastern Time, on Tuesday, May 19, 2020, in accordance with the terms of the Ocuphire Exclusivity Agreement, and Rexahn subsequently agreed to such extension.
On May 11, 2020, representatives of Rexahn management, Ocuphire management, Hogan Lovells and Honigman met telephonically to discuss several transaction matters, including the timing of execution of the Merger Agreement and the Pre-Merger Financing in light of the Investors’ request that the parties present a draft Registration Statement on Form S-4 to the investors and Ocuphire provide representations and warranties on certain Ocuphire-related sections of the draft Registration Statement on Form S-4 prior to execution of the Pre-Merger Financing transaction documents.
On May 12, 2020, Honigman delivered an updated draft of Ocuphire’s disclosure schedules and Ocuphire’s comments to the Pre-Merger Financing transaction documents to Hogan Lovells.
On May 13, 2020, Ms. Sooch and a representative of Oppenheimer met telephonically to discuss several transaction matters, including the reduction of Rexahn’s minimum net cash requirement from $750,000 to $0 in light of, among other things, an increase in Rexahn’s estimated warrant liabilities due to a recent increase in the volatility and trading price of Rexahn common stock. Ms. Sooch agreed in principle to the reduction of Rexahn’s minimum net cash requirement to $0.
Between May 13, 2020 and May 14, 2020, Hogan Lovells and Honigman exchanged comments to the Pre-Merger Financing transaction documents, and Honigman delivered their collective comments to counsel for the lead investor. Rexahn’s comments to the Pre-Merger Financing transaction documents focused on provisions impacting Rexahn and Rexahn Stockholders, such as the representations and warranties, covenants, termination provisions and provisions impacting potential dilution of Rexahn Stockholders.
On May 14, 2020, the Rexahn Board held a telephonic special meeting, with representatives of Oppenheimer and Hogan Lovells present, to discuss, among other things, the status of the transaction and the material open issues in the Merger Agreement, including Ocuphire’s agreement in principle to reduce the minimum net cash requirement to $0. During this meeting, Mr. Swirsky advised the Rexahn Board that he and Ms. Sooch had discussed the recommendation that Mr. Rodgers serve as Rexahn’s representative on the Rexahn Board following the closing of the merger. Mr. Rodgers indicated that we would be amenable to serving as the Rexahn representative on the Rexahn Board if the Rexahn Board was supportive. Each of the members of the Rexahn Board indicated their support for Mr. Rodgers serving as Rexahn’s representative on the Rexahn Board following the closing of the merger.
On May 18, 2020, Hogan Lovells delivered an updated draft of the Merger Agreement to Honigman, which draft Merger Agreement included a new proposal that Rexahn’s pre-money valuation would be subject to a floor of $15,200,000, regardless of how much net cash Rexahn delivers at closing
On May 19, 2020, Mr. Swirsky, Ms. Sooch, a representative from Oppenheimer and the chairpersons of the Rexahn Board and the Ocuphire Board met telephonically to resolve certain outstanding business terms of the Merger Agreement, including Rexahn’s new proposal for a minimum Rexahn valuation amount. Later on May 19, 2020, Hogan Lovells delivered comments to Ocuphire’s disclosure schedules to Honigman and Honigman delivered an updated draft of the Merger Agreement to Hogan Lovells, which draft Merger Agreement did not include the concept of a minimum Rexahn valuation.

On May 19, 2020, the parties agreed to an extension of exclusivity until Tuesday, May 26, 2020.
On May 22, 2020, Honigman delivered comments to the Pre-Merger Financing transaction documents from counsel for the lead investor in the Pre-Merger Financing to Hogan Lovells.
On May 26, 2020, the parties agreed to an extension of exclusivity until Tuesday, June 9, 2020.
On May 27, 2020, Hogan Lovells delivered comments to the Pre-Merger Financing transaction documents to Honigman. Hogan Lovells’ comments to the Pre-Merger Financing transaction documents continued to focus on provisions impacting Rexahn and the Rexahn Stockholders, such as the representations and warranties, covenants, termination provisions and provisions impacting potential dilution of Rexahn Stockholders.
On May 30, 2020, Honigman delivered an updated draft of Ocuphire’s disclosure schedules to Hogan Lovells.
On May 31, 2020, Honigman delivered a draft of Ocuphire’s disclosure schedules to the Pre-Merger Financing transaction documents to counsel for the lead investor in the Pre-Merger Financing. Between June 1, 2020 and June 2, 2020, Hogan Lovells, Honigman and counsel to the lead investor in the Pre-Merger Financing participated in several telephonic discussions and exchanged drafts of the Securities Purchase Agreement and other ancillary agreements contemplated by the Pre-Merger Financing. The discussions and negotiations generally involved the calculation of fully diluted shares for purposes of calculating the investors’ post-closing ownership percentages and certain representations and warranties and covenants impacting the parties.
On June 2, 2020, Hogan Lovells delivered an updated draft of Ocuphire’s disclosure schedules to Honigman.
On June 3, 2020, Ms. Sooch, Mr. Swirsky and a representative of Oppenheimer met telephonically to discuss several open business issues in the Merger Agreement; in particular, the treatment of newly issued shares of Rexahn common stock or Rexahn warrants that are exchanged for outstanding Rexahn Warrants before closing and how such newly issued securities would be factored into Rexahn’s fully diluted shares calculation for purposes of the exchange ratio.
On June 3, 2020, Hogan Lovells delivered updated drafts of the Securities Purchase Agreement and other ancillary agreements contemplated by the Pre-Merger Financing to Honigman. Later on June 3, 2020, Honigman delivered updated drafts of the Pre-Merger Financing transaction documents to counsel for the lead investor in the Pre-Merger Financing.
On June 4, 2020, Honigman delivered an updated draft of Ocuphire’s disclosure schedules to Hogan Lovells. Later on June 4, 2020, representatives of Hogan Lovells, Honigman and counsel for the lead investor in the Pre-Merger Financing met telephonically to negotiate the terms of the Securities Purchase Agreement, including certain representations and warranties and the calculation of the combined company’s fully diluted shares for purposes of determining the investors’ post-closing ownership percentages.
On June 5, 2020, Hogan Lovells and Honigman exchanged updated drafts of the Merger Agreement and Rexahn’s disclosure schedules. The comments to the Merger Agreement were largely focused on Rexahn’s ability to issue shares of Rexahn common stock or warrants to purchase Rexahn common stock in exchange for the surrender of outstanding Rexahn Warrants, and the impact such issuances would have on the calculation of Rexahn’s fully diluted outstanding shares for purposes of the exchange ratio calculation.
Between June 5, 2020 and June 11, 2020, representatives of Rexahn management, Ocuphire management, Hogan Lovells and Honigman negotiated the remaining material outstanding terms of the Merger Agreement, ancillary agreements, disclosure schedules and the Pre-Merger Financing transaction documents with counsel for the lead investor in the Pre-Merger Financing. During the course of such negotiations, Rexahn and Ocuphire agreed to set Rexahn’s minimum pre-money valuation at $12,000,000 and for Rexahn to receive a $1.00 credit toward its net cash amount for each share of Rexahn common stock underlying an outstanding Rexahn Warrant that is exchanged for a newly issued share of Rexahn common stock following the execution of the Merger Agreement. In return, Rexahn would be required to obtain Ocuphire’s consent prior to issuing any new warrants to purchase shares of Rexahn common stock in exchange for the surrender of outstanding Rexahn Warrants.
On June 11, 2020, the parties agreed to an extension of exclusivity until Tuesday, June 16, 2020.
Between June 11, 2020 and June 14, 2020, the parties continued to finalize the outstanding terms of the Merger Agreement, ancillary agreements, disclosure schedules and Pre-Merger Financing transaction documents.

On June 14, 2020, the Rexahn Board held a telephonic special meeting, with representatives of Hogan Lovells present, to review a near final version of the Merger Agreement and the Pre-Merger Financing documents, which had previously been circulated to the Rexahn Board. At the meeting, the following occurred, among other things:
•	Hogan Lovells provided materials regarding the fiduciary duties of directors in connection with the consideration of the merger transaction;
•
the Rexahn Board received a report from Hogan Lovells regarding the legal due diligence review of Ocuphire and key provisions of the transaction documents, including the provisions regarding calculation of the Exchange Ratio, treatment of Rexahn’s and Ocuphire’s convertible securities in the merger, non-solicitation clause and fiduciary duty exceptions, termination provisions and related fee and expense reimbursement requirements, CVR terms, lock-up and voting agreements, and the terms of and requirements related to Pre-Merger Financing; and

•	the Rexahn Board engaged in discussions relating to Ocuphire and the terms of the proposed merger and Pre-Merger Financing.
Between June 14, 2020 and June 17, 2020, the parties continued to finalize the outstanding terms of the Merger Agreement, ancillary agreements, disclosure schedules and Pre-Merger Financing transaction documents.
On June 16, 2020, the Ocuphire Board had a regular meeting via videoconference and following such meeting on June 16, 2020, the Ocuphire Board unanimously approved by written consent Ocuphire entering into the Merger Agreement with Rexahn, including the form of the CVR Agreement attached thereto to be executed at the Effective Time, and the Pre-Merger Financing transaction documents.
On June 17, 2020, Honigman informed Hogan Lovells that the Ocuphire Board had unanimously approved Ocuphire entering into the Merger Agreement with Rexahn, including the form of the CVR Agreement attached thereto to be executed at the Effective Time, and the Pre-Merger Financing transaction documents.
On June 17, 2020, the Rexahn Board held a telephonic special meeting, with representatives of Oppenheimer and Hogan Lovells present. At the meeting, the following occurred, among other things:
•
the Rexahn Board received a presentation from Oppenheimer regarding its financial analyses of the Exchange Ratio, and stated its oral opinion, to be confirmed in writing in the same form as the draft opinion that had been previously provided to the Rexahn Board, that based upon the various assumptions, qualifications and limitations set forth therein, the Exchange Ratio is fair, from a financial point of view, to the Rexahn Stockholders;

•	the Rexahn Board engaged in discussions relating to Ocuphire and the terms of the proposed merger, related transactions and Pre-Merger Financing;
•
the Rexahn Board discussed and considered the factors and other items referenced in the section entitled “The Merger—Rexahn Reasons for the Merger”, including (i) Rexahn’s recent results of operations and financial condition, (ii) Rexahn’s business, operational and financial prospects in light of its clinical trial results to date, (iii) the costs of continuing to operate Rexahn’s business, including the costs associated with conducting future clinical development programs and acquiring new product candidates, (iv) the need to raise significant additional capital for future clinical and commercial development of Rexahn’s current and future product candidates, and the difficulty Rexahn has had raising capital in light of Rexahn’s low market capitalization and capitalization structure, and (v) the expectation that, given Rexahn’s existing cash resources, there would be a limited amount of available cash left, if any, to be distributed to Rexahn Stockholders in a potential dissolution or liquidation of Rexahn and the risks, costs of timing of such process; and

•
after further discussion, the Rexahn Board unanimously determined that it was advisable and fair to, and in the best interests of Rexahn and the Rexahn Stockholders to enter into the Merger Agreement, approved the Merger Agreement and declared it advisable.

The presentation by Oppenheimer to the Rexahn Board contemplated an estimated Exchange Ratio of 4.3820, which was calculated pursuant to the Merger Agreement terms negotiated with Ocuphire and based on (i) for Ocuphire, an implied equity value of $100.0 million prior to the Pre-Merger Financing plus $20.0 million, the aggregate gross proceeds contemplated by the term sheet for the Pre-Merger Financing and (ii) for Rexahn, an implied equity value of $16.4 million assuming Rexahn delivers at least $720,000 net cash at closing, which amount was based on Rexahn’s reasonable estimate at that time of its net cash at closing assuming a closing of August 31, 2020 and which was based on, among other things, its expected cash burn between execution of the Merger Agreement and such estimated closing date as well as certain assumptions regarding the estimated warrant liability based on Rexahn common stock’s then-current volatility and trading price.
Later on June 17, 2020, Oppenheimer delivered to the Rexahn Board its written opinion in the same form as the draft opinion that had been previously provided to the Rexahn Board, to the effect that and subject to the various assumptions and limitations set forth in its opinion, as of that date, the Exchange Ratio was fair, from a financial point of view, to the Rexahn Stockholders. Later that same evening, Rexahn and Ocuphire entered into the Pre-Merger Financing transaction documents and the Merger Agreement and issued a joint press release announcing the execution of the Merger Agreement and the Securities Purchase Agreement.
On June 23, 2020, Ms. Sooch informed Mr. Swirsky that certain of the Investors had requested that the parties amend and restate the Securities Purchase Agreement to, among other things, (i) increase the number of Additional Shares to be held in escrow and (ii) terminate the Registration Rights Agreement.
Between June 24, 2020 and June 25, 2020, Mr. Swirsky participated in telephonic conversations with Ms. Sooch and a representative of one of the Investors with respect to the requested amendments to the Pre-Merger Financing transaction documents. On June 25, 2020, Ms. Sooch informed Mr. Swirsky that Ocuphire would be willing to credit Rexahn’s Parent Cash Amount by $200,000 in connection with the amendments to the Pre-Merger Financing transaction documents.
Between June 25, 2020 and June 29, 2020, Hogan Lovells, Honigman and counsel for one of the Investors exchanged drafts of the Merger Agreement Amendment, the amended and restated Securities Purchase Agreement and the other updated Pre-Merger Financing transaction documents.
On June 29, 2020, each of the Rexahn Board and the Ocuphire Board approved the Merger Agreement Amendment, the amended and restated Securities Purchase Agreement and the other updated Pre-Merger Financing transaction documents. Later that same day, Rexahn and Ocuphire entered into the Merger Agreement Amendment and amended and restated Securities Purchase Agreement.
Rexahn Reasons for the Merger
At a special meeting of the Rexahn Board held on June 17, 2020, among other things, the Rexahn Board unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the merger, are fair to, advisable and in the best interests of Rexahn and the Rexahn Stockholders, (ii) approved and declared advisable the Merger Agreement and the merger, including the issuance of shares of Rexahn common stock to Ocuphire Stockholders pursuant to the terms of the Merger Agreement, and (iii) determined to recommend, upon the terms and subject to the conditions set forth in the Merger Agreement, that the Rexahn Stockholders vote to approve the issuance of Rexahn common stock to Ocuphire Stockholders pursuant to the Merger Agreement and the change of control of Rexahn resulting from the merger pursuant to Nasdaq rules, the amendment of the Rexahn Certificate to effect the Rexahn Reverse Stock Split and the Rexahn Name Change, the adoption of the Ocuphire 2020 Plan and the issuance of Investor Warrants and other shares of Rexahn common stock in the Pre-Merger Financing.
Leading up to such approval, the Rexahn Board and its financial advisor, Oppenheimer, undertook a comprehensive and thorough process to review and analyze potential strategic transaction opportunities and strategic partners to identify an opportunity or strategic partner that would, in the Rexahn Board’s view, create the most value for the Rexahn Stockholders. In the course of its evaluation of the Merger Agreement and merger with Ocuphire, the Rexahn Board held numerous meetings, consulted with Rexahn senior management, Rexahn’s outside legal counsel and Rexahn’s financial advisor, and reviewed and assessed a significant amount of information, and considered a number of factors. This information was shared on a regular basis with all members of the Rexahn Board to enable the Rexahn Board to be fully informed to reach its final decision. The information and factors considered in the evaluation included the following:
•
the Rexahn Board’s belief that a go-it-alone scenario poses significant risk, including the risk of dilution to the Rexahn Stockholders, taking into account Rexahn’s business, operational and financial prospects, including its cash position, the limited value given by the marketplace to Rexahn’s product portfolio, uncertainty regarding the potential results from additional preclinical studies and clinical trials, uncertainty regarding the future costs and timeline to support a clinical program of Rexahn’s product candidates, the chances of success in conducting a clinical development program and obtaining regulatory approval, and the need to raise significant additional financing for future clinical and commercial development of Rexahn’s product candidates;
•
the Rexahn Board’s belief, given the risks associated with clinical development, and based in part on the judgment, advice and analysis of Rexahn senior management with respect to the potential strategic, financial and operational benefits of the merger (which judgment was informed in part by the business, technical, financial and legal due diligence investigation performed by Rexahn with respect to Ocuphire) that Ocuphire’s Phase 3 ready, lead product candidate, Nyxol, for multiple front-of-the-eye (pupil/cornea) indications, as well as its product candidate, APX3330, for multiple back-of-the-eye (retina) conditions, along with the experience of its management and other personnel, and the granting of CVRs to Rexahn Stockholders to provide a potential financial benefit in the event that any of Rexahn’s existing intellectual property is sold or licensed during a future period or Rexahn receives any payments from BioSense or HaiChang, would create more value for Rexahn Stockholders in the long term than Rexahn could create as an independent stand-alone company;

•
the Rexahn Board’s review of the current development plans of Ocuphire to confirm the likelihood that the combined company would possess sufficient resources, or have access to sufficient resources, to allow Ocuphire senior management to focus on its plans for the continued development of Ocuphire’s product pipeline;

•
the Rexahn Board’s consideration that the combined company should have sufficient cash at the Closing for the combined company to sustain its operations for the next eighteen months at the time of its consideration and the combined company’s public company structure will provide it with access to the public market to raise additional funds in the future;

•
the Rexahn Board’s consideration of the results of its strategic review process, which included Oppenheimer’s outreach to 50 companies and the receipt of five inbound inquiries, resulting in the receipt of indications of interest from 19 companies. Further, the Rexahn Board’s consideration of the valuation and business prospects of all other strategic transaction candidates involved in its strategic review process, and its collective view that Ocuphire was the most attractive candidate for Rexahn due to, among other things, Ocuphire’s Phase 3 ready asset, Nyxol, was well as its APX3330 product candidate, Ocuphire’s strong financial position that includes backing from a syndicate of investors, the strength of Ocuphire’s management team, the potential market opportunity for Nyxol and APX3330, Ocuphire’s understanding of the potential value of Rexahn’s partnerships with BioSense and HaiChang, and that Ocuphire’s potential to achieve key milestones over the next several years could enable the combined company to access the public markets for additional financial resources;

•
the Rexahn Board’s conclusion that the merger provides existing Rexahn Stockholders a significant opportunity to participate in the potential growth of the combined company following the merger, while potentially receiving certain cash payments from the grant, sale or transfer of rights to Rexahn’s existing intellectual property or pursuant to payments received by BioSense or HaiChang during a certain period following Closing on account of the CVR Agreement to be executed at the Effective Time;

•
the Rexahn Board’s consideration that the combined company will be led by an experienced senior management team from Ocuphire and a board of directors with representation from each of the current boards of directors of Rexahn and Ocuphire; and

•
the Rexahn Board’s consideration of the financial analysis of Oppenheimer and the opinion of Oppenheimer delivered to the Rexahn Board on June 17, 2020, to the effect that, as of the date of such opinion, and based upon and subject to the various assumptions made, procedures followed, matters considered and limitations and qualifications on the scope of the review undertaken by Oppenheimer, as set forth in its written opinion, the Exchange Ratio was fair to Rexahn Stockholders, from a financial point of view, and that Oppenheimer’s opinion was based on an estimated Exchange Ratio of 4.3820, which assumed Rexahn would deliver an estimated Parent Cash Amount of $720,000 on the Anticipated Closing Date, resulting in Rexahn Stockholders owning approximately 11.9% of the combined company immediately following consummation of the merger on a fully diluted basis.

The Rexahn Board also considered the recent results of operations and financial condition of Rexahn, including:
•
the limited value given by the marketplace to Rexahn’s product portfolio as evidenced by, among other things, the depressed trading price of Rexahn common stock, Rexahn’s low market capitalization, the market’s reaction to Rexahn’s recent clinical development announcements and Rexahn’s recent efforts to raise additional capital on reasonable terms;

•
the lack of sufficient capital to complete additional preclinical studies and clinical trials on new indications or to acquire new product candidates, as well as the challenge of raising sufficient capital to complete studies and trials under terms that would be more favorable to Rexahn Stockholders than the merger with Ocuphire;

•
the loss of operational capabilities of Rexahn and risks associated with continuing to operate Rexahn on a stand-alone basis, including Rexahn’s current limited number of employees and reliance on outside consultants and third-party contractors for ongoing clinical development activities;

•	despite significant business development efforts, the inability of Rexahn to identify a pharmaceutical partner willing to provide significant financial support to co-develop or buy Rexahn’s assets;
•	despite significant business development efforts, the inability of Rexahn to identify a pharmaceutical product or candidate to acquire;
•	the market prices, volatility and trading volume of Rexahn common stock and current financial market conditions;
•
the limited amount of available cash expected to be left, if any, to be distributed to Rexahn Stockholders in a potential dissolution and liquidation of Rexahn and the risks, costs and timing of such a process; and

•	Rexahn’s potential inability to maintain its listing on the Nasdaq Capital Market without completing the merger.
The Rexahn Board also reviewed the terms of the Merger Agreement, the CVR Agreement, the Pre-Merger Financing transaction documents and associated transactions, including:
•
the fact that the Exchange Ratio, which is expected to result in Rexahn Stockholders immediately prior to the merger owning approximately 11.2% of the combined company immediately following the merger, on a fully-diluted basis, assuming Rexahn delivers at least $0 net cash on the Anticipated Closing Date, subject to adjustment based on Rexahn’s net cash on the Anticipated Closing Date, is financially attractive in light of Rexahn’s stand-alone value, recent stock price and strategic alternatives, and the potential value of Ocuphire following the merger;

•
the rights of, and limitations on, Rexahn and Ocuphire under the Merger Agreement to consider certain unsolicited acquisition proposals under the certain circumstances, should such party receive a “superior offer”;

•
the Rexahn Board’s belief that the terms of the Merger Agreement, including the parties’ representations, warranties and covenants, deal protection provisions and the conditions are reasonable for a transaction of this nature; and

•
the Rexahn Board’s belief that the CVR Agreement potentially providing certain cash payments from the grant, sale or transfer of rights to Rexahn’s pre-closing intellectual property assets and from payments received by BioSense and HaiChang during a certain period following Closing to Rexahn Stockholders of record as of the closing, is reasonable and fair under the circumstances.

The Rexahn Board also considered a variety of risks and other countervailing factors related to the merger, including:
•
the fact that the Exchange Ratio will be adjusted downward to the extent Rexahn’s Parent Cash Amount on the Anticipated Closing Date is below $3.2 million, and Rexahn’s belief, based on current estimates, that it is reasonably likely to deliver significantly less than $3.2 million on the Anticipated Closing Date;

•
the fact that Rexahn’s Parent Cash Amount on the Anticipated Closing Date will be reduced by an estimated warrant liability amount to be calculated ten days prior to the Closing, with such estimated warrant liabilities being impacted by, among other things, the stock price and volatility of the Rexahn common stock.

•
the fact that all Rexahn Stockholders may be further diluted based on the price reset provisions and Investor Warrants contemplated by the Pre-Merger Financing and the recognition that the fairness opinion from Oppenheimer did not address the potential additional dilution as a result of such price reset provisions and Investor Warrants;

•
the $750,000 termination fee payable by Rexahn to Ocuphire upon the occurrence of certain events and the potential effect of such termination fee in deterring other potential acquirers from proposing an alternative transaction that may be more advantageous to Rexahn Stockholders;

•
the $750,000 termination fee payable by Ocuphire to Rexahn upon the occurrence of certain events and the likelihood the receipt of the termination fee from Ocuphire will only offset a portion of the expenses incurred by Rexahn in connection with the merger;

•	the substantial expenses incurred and to be incurred by Rexahn in connection with the merger;
•
the possible volatility of the trading price of the Rexahn common stock resulting from the announcement of the merger and the effect such volatility could have on the causing additional dilution to all Rexahn Stockholders following the merger pursuant to the price reset provisions and Investor Warrants contemplated by the Pre-Merger Financing;

•
the risks that the merger might not be consummated in a timely manner or at all and the potential effect of the public announcement of the merger or failure to complete the merger on the reputation of Rexahn;

•	the risks to Rexahn’s business, operations and financial results in the event that the merger is not consummated;
•
the strategic direction of the combined company following the Closing, which will be determined by a combination of individuals from Ocuphire senior management and the Ocuphire Board, including their ability to determine to discontinue any efforts to develop, sell or license any of Rexahn’s existing assets; and

•
the various other risks associated with the combined company and the merger, including those described in the sections entitled “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements”.

In addition, the Rexahn Board considered the interests that its directors and executive officers may have with respect to the merger that are different from or in addition to their interests as Rexahn Stockholders generally, as described under “The Merger—Interests of Rexahn Directors and Executive Officers in the Merger.”
On June 17, 2020, the Rexahn Board unanimously determined that the transactions contemplated by the Merger Agreement were fair to, advisable and in the best interest of Rexahn and the Rexahn Stockholders; approved and declared advisable the Merger Agreement and the transactions contemplated therein; and determined to recommend, upon the terms and subject to the conditions of the Merger Agreement, that the Rexahn Stockholders vote to approve the issuance of Rexahn common stock to Ocuphire Stockholders pursuant to the Merger Agreement and the change of control of Rexahn resulting from the merger pursuant to Nasdaq rules, the amendment of the Rexahn Certificate to effect the Rexahn Reverse Stock Split and the Rexahn Name Change, the adoption of the Ocuphire 2020 Plan and the issuance of Investor Warrants and other shares of Rexahn common stock in the Pre-Merger Financing.
The foregoing information and factors considered by the Rexahn Board are not intended to be exhaustive but are believed to include all of the material factors considered by the Rexahn Board. In view of the wide variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, the Rexahn Board did not find it useful to attempt, and did not attempt, to quantify, rank or otherwise assign relative weights to these factors. In considering the factors described above, individual members of the Rexahn

Board may have given different weight to different factors. The Rexahn Board conducted an overall analysis of the factors described above, including thorough discussions with, and questioning of, Rexahn’s management team, members of the Strategic Alternatives Committee and the legal and financial advisors of Rexahn, and considered the factors overall to be favorable to, and to support, its determination.
Ocuphire Reasons for the Merger
The following discussion sets forth material factors considered by the Ocuphire Board in reaching its determination to approve the terms and authorize the execution of the Merger Agreement (including the Merger Agreement Amendment) for the purpose of implementing the merger; however, it may not include all of the factors considered by the Ocuphire Board. In light of the number and wide variety of factors considered in connection with its evaluation of the Merger Agreement, the Ocuphire Board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors it considered in reaching its determination. The Ocuphire Board viewed its position and determinations as being based on all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors.
In the course of reaching its decision to approve the terms and authorize the execution of the Merger Agreement for the purpose of consummating the merger, the Ocuphire Board consulted with Ocuphire’s senior management, legal counsel and other advisors, and reviewed a significant amount of information and considered a number of factors, including, among others:
•	Historical and current information concerning Ocuphire’s business, including its financial performance and condition, operations, management and pre-clinical and clinical data;
•	The potential value of Nyxol and APX3330 and the ability of the combined company to advance the development of the Nyxol and APX3330 programs;
•
Ocuphire’s prospects if it were to remain an independent company, including its need to obtain additional financing to continue its operations and the terms on which it would be able to obtain such financing, if at all;

•
The belief of the Ocuphire Board that no alternatives to the merger were reasonably likely to create greater value for stockholders after reviewing the various strategic options to enhance stockholder value that were considered by the Ocuphire Board;

•	The potential to provide Ocuphire’s current stockholders with greater liquidity by owning stock in the combined company, a public company;
•
The expectation that the merger with Rexahn would be a more time- and cost-efficient means to access capital than other options considered by and available to Ocuphire, including private placements, venture debt financings and traditional methods of accessing the public markets through an initial public offering of Ocuphire’s securities;

•	The anticipated cash resources of the combined company expected to be available at the Closing and the anticipated burn rate of the combined company;
•
The broader range of investors potentially available to the combined company as a public company to support the development of Ocuphire’s product candidates, as compared with the investors to which Ocuphire could otherwise gain access if it continued to operate as a privately held company;

•	The ability to improve Ocuphire’s balance sheet through the conversion of the Ocuphire convertible notes and accrued interest into common stock;
•	The expectation that substantially all of Ocuphire’s employees, particularly its management, will serve in similar roles at the combined company;
•
The expectation that the merger will be treated as a tax-free reorganization for U.S. federal income tax purposes, with the result that Ocuphire Stockholders will not recognize taxable gain or loss for U.S. federal income tax purposes upon the exchange of Ocuphire common stock for Rexahn common stock pursuant to the merger;

•	The terms and conditions of the Merger Agreement, including, without limitation, the following:
•	The expected relative percentage ownership of Rexahn Stockholders and Ocuphire Stockholders in the combined company at the Closing and the implied valuation of Ocuphire and Rexahn;
•	The parties’ representations, warranties and covenants and the conditions to their respective obligations; and
•	The limited number and nature of the conditions of the obligation of Rexahn to consummate the merger; and
•	The likelihood that the merger will be consummated on a timely basis.
The Ocuphire Board also considered a number of uncertainties and risks in its deliberations concerning the merger and the other transactions contemplated by the Merger Agreement, including the following:
•	The risk that the potential benefits of the Merger Agreement may not be realized;
•
The risk that future sales of common stock by existing Rexahn Stockholders may cause the price of Rexahn common stock to fall, thus reducing the potential value of Rexahn common stock received by Ocuphire Stockholders following the merger;

•
The termination fee of $750,000 and/or expense reimbursement of up to $750,000 payable by Ocuphire to Rexahn upon the occurrence of certain events, and the potential effect of such termination fee and expense reimbursement in deterring other potential acquirers from proposing a competing transaction that may be more advantageous to Ocuphire Stockholders;

•	The price volatility of Rexahn common stock, which may reduce the potential value of Rexahn common stock received by Ocuphire Stockholders following the merger;
•	The potential reduction of Rexahn’s net cash prior to Closing;
•
The possibility that Rexahn could, under certain circumstances, consider unsolicited acquisition proposals if superior to the merger or change its recommendation to approve the merger upon certain events;

•
The possibility that the merger might not be completed for a variety of reasons, such as the failure of Rexahn to obtain the required stockholder vote, and the potential adverse effect on the reputation of Ocuphire and the ability of Ocuphire to obtain financing in the future in the event the merger is not completed;

•	The risk that the merger might not be consummated in a timely manner or at all;
•	The expenses to be incurred in connection with the merger and related administrative challenges associated with combining the companies;
•	The additional expenses that Ocuphire’s business will be subject to as a public company following the Closing to which it has not previously been subject; and
•
Various other risks associated with the combined company and the merger, including the risks described in the section entitled “Risk Factors” beginning on page 35 of this proxy statement/prospectus/information statement.

The Ocuphire Board weighed the benefits, advantages and opportunities of a potential transaction against the uncertainties and risks described above, as well as the possible diversion of management attention for an extended period of time. After taking into account these and other factors, the Ocuphire Board approved the terms and authorized execution of the Merger Agreement for the purpose of implementing the merger.
Opinion of the Rexahn Financial Advisor
Rexahn retained Oppenheimer as financial advisor on September 13, 2019. Pursuant to that engagement, the Rexahn Board requested that Oppenheimer evaluate the fairness, from a financial point of view, of the Exchange Ratio to the Rexahn Stockholders pursuant to the Merger Agreement.
At the June 17, 2020 meeting of the Rexahn Board, representatives of Oppenheimer rendered Oppenheimer’s oral opinion, subsequently confirmed in writing, that as of such date, and based upon and subject to the qualifications, assumptions and other matters considered in connection with the preparation of its opinion, the Exchange Ratio, from a financial point of view, was fair to Rexahn Stockholders.
The full text of the written opinion of Oppenheimer is attached as Annex E to this proxy statement/prospectus/information statement and is incorporated into this document by reference. The summary of Oppenheimer’s written opinion set forth in this proxy statement/prospectus/information statement is qualified in its entirety by reference to the full text of such written opinion. Rexahn Stockholders are urged to read the opinion in its entirety for a discussion of the assumptions made, procedures followed, matters considered and limits of the review undertaken by Oppenheimer in connection with such opinion.
The Oppenheimer opinion was approved for issuance by Oppenheimer’s fairness opinion review committee. The Oppenheimer opinion may not be disclosed, referred to or published (in whole or in part), nor shall any public reference to Oppenheimer be made, without Oppenheimer’s prior written approval.
Oppenheimer provided its opinion for the information of the Rexahn Board (solely in its capacity as such) for use in connection with its consideration of the merger, and its opinion only addresses whether the Exchange Ratio was fair, from a financial point of view, to the Rexahn Stockholders. The Oppenheimer opinion does not address the relative merits of the merger or any alternatives to the merger, Rexahn’s underlying decision to proceed with or effect the merger, or any other aspect of the merger. The Oppenheimer Opinion does not address the fairness of the merger to the holders of any class of securities, creditors or other constituencies of Rexahn other than the Rexahn Stockholders. Oppenheimer did not express an opinion about the fairness of the amount or nature of any compensation payable or to be paid to any of the officers, directors or employees of Rexahn, whether or not relative to the consideration that may be paid to any person in connection with the merger. Oppenheimer also did not ascribe any value to the CVRs to be distributed to Rexahn Stockholders prior to the merger, and the Oppenheimer opinion noted that Oppenheimer did not express any opinion as to the actual value of the CVRs. The Rexahn Board advised Oppenheimer that, pursuant to the terms of the Pre-Merger Financing, investors in that financing would be entitled to additional securities of Rexahn subsequent to the merger based upon the trading price of Rexahn common stock at various times subsequent to the merger. While the issuance of such securities could have a dilutive impact on the holders of Rexahn common stock prior to the merger, Oppenheimer expressed no view or opinion with respect to such terms or their impact, if any, on the Exchange Ratio. The Oppenheimer opinion does not constitute a recommendation to the Rexahn Board or to any Rexahn Stockholder as to how the Rexahn Board or Rexahn Stockholder should vote on any matter relating to the merger or any other matter, including whether or not any Rexahn Stockholder should exercise any dissenters’, appraisal or similar rights that may be available to such stockholder or enter into any voting, support, stockholder or other agreements, arrangements or understandings in connection with the merger or otherwise.
In connection with its review of the proposed merger and the preparation of its opinion, Oppenheimer, among other things:
•
reviewed the financial terms of the merger described in the draft Merger Agreement, dated June 17, 2020 (the “Draft Merger Agreement”) and a draft of the Contingent Value Rights Agreement, dated June 17, 2020 (the “Draft CVR Agreement”), that would be executed in connection with the consummation of the merger. Both the Draft Merger Agreement and the Draft CVR Agreement were the most recent drafts made available to Oppenheimer prior to the delivery of its opinion;

•
reviewed certain information, including certain projected financial information, relating to the business, earnings, and prospects of Rexahn and Ocuphire that was furnished to Oppenheimer by Rexahn and Ocuphire;

•	conducted discussions with members of senior management and representatives of Rexahn and Ocuphire concerning the matters described in the second bullet above;
•	reviewed the pro forma ownership structure of the combined entity resulting from the merger;
•	reviewed publicly available information relating to the businesses of Rexahn and Ocuphire;
•
reviewed and analyzed certain publicly available information concerning the terms (including financial terms) of selected merger and acquisition transactions and other business combinations that Oppenheimer considered relevant to its analysis;

•	reviewed and analyzed certain publicly available information relating to selected companies that Oppenheimer deemed relevant to its analysis;
•
performed a discounted cash flow analysis of the future cash flows of Ocuphire based upon financial projections for Ocuphire prepared by management of Ocuphire and approved for Oppenheimer’s use for such purpose by management of Rexahn (the “Ocuphire Projections”);

•
reviewed the latest Pre-Merger Financing term sheets resulting from a marketed process of the contemplated Pre-Merger Financing conducted by Canaccord and Cantor (the “Pre-Merger Financing Term Sheet”);

•
reviewed such other information, performed such other analyses, financial studies and investigations, and considered such other factors as Oppenheimer deemed appropriate for the purpose of rendering its opinion; and

•
took into account Oppenheimer’s assessment of general economic, market and financial conditions and Oppenheimer’s experience in other transactions, as well as its experience in securities valuations and its knowledge of Rexahn’s and Ocuphire’s industries.

Oppenheimer relied upon and assumed, without assuming liability or responsibility for independent verification, the accuracy and completeness of all information that was publicly available or furnished, or otherwise made available, to Oppenheimer or discussed with or reviewed by Oppenheimer. Oppenheimer further assumed that the financial information provided to Oppenheimer was prepared on a reasonable basis in accordance with industry practice, and that the management of Rexahn and Ocuphire were not aware of any information or facts that would make any information provided to Oppenheimer incomplete or misleading. Without limiting the generality of the foregoing, for purposes of Oppenheimer’s opinion, Oppenheimer assumed, at the direction of Rexahn, that with respect to the financial forecasts, estimates and other forward-looking information provided to and reviewed by Oppenheimer (including, without limitation, the Ocuphire Projections), such information was reasonably prepared on the basis reflecting the best currently available estimates and judgments of the managements of Rexahn and Ocuphire as to the expected future results of operations and financial condition of Ocuphire and that they provided a reasonable basis upon which Oppenheimer could form its opinion. Such forecasts, estimates, and forward-looking statements are based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly, and Oppenheimer expressed no opinion as to any such financial forecasts, estimates or forward-looking information or the assumptions on which they were based. Oppenheimer relied on this projected financial information without independent verification or analyses and does not in any respect assume any responsibility for the accuracy or completeness thereof.
In connection with its opinion, Oppenheimer assumed and relied upon, without independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by Oppenheimer. Oppenheimer is not an expert in, nor did Oppenheimer express an opinion on, legal, regulatory, tax or accounting issues, and Oppenheimer assumes that Rexahn relied upon the advice of its counsel, independent accountants and advisors other than Oppenheimer as to all such matters with respect to the merger and the Merger Agreement. The Oppenheimer opinion is not a solvency opinion and does not in any way address the solvency or financial condition of Rexahn or Ocuphire either before or after the merger.
In arriving at its opinion, Oppenheimer assumed that the executed Merger Agreement would be identical in all material respects to the Draft Merger Agreement reviewed by it. Oppenheimer relied upon and assumed, without independent verification, that (i) the representations and warranties of all parties set forth in the Merger Agreement and all related documents and instruments that are referred to therein were true and correct, (ii) each party to the Merger Agreement and/or the CVR Agreement will fully and timely perform all of the covenants and agreements required to be performed by such party, (iii) the merger will be consummated pursuant to the terms of the Merger Agreement without amendments thereto, and (iv) all conditions to the consummation of the merger will be satisfied without waiver by any party of any conditions or obligations thereunder. Oppenheimer assumed that there are no factors that would delay any necessary regulatory or governmental approvals or consents, and that all approvals and consents required for the merger, including the approval of the stockholders of Rexahn and Ocuphire, will be obtained in a manner that will not adversely affect Rexahn or the contemplated benefits of the merger. Additionally, Oppenheimer assumed that the merger will be consummated in a manner that complies with the applicable provisions of the Securities Act, the Exchange Act, and all other applicable federal and state statutes, rules and regulations.
In arriving at its opinion, Oppenheimer did not perform any appraisals or valuations and did not make any physical inspection of any specific assets or liabilities (fixed, contingent or otherwise, or tangible or intangible) of Rexahn or Ocuphire, and was not furnished or provided with any such appraisals or valuations. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Without limiting the generality of the foregoing, Oppenheimer did not undertake any independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which Rexahn, Ocuphire or any of their respective affiliates is a party or may be subject, and at Rexahn’s direction and with Rexahn’s consent, the Oppenheimer opinion made no assumption concerning, and therefore did not consider, the possible assertion of claims, outcomes or damages arising out of any such matters.
The Oppenheimer opinion was necessarily based upon the information available to Oppenheimer and facts and circumstances as they existed and were subject to evaluation on the date of its opinion; events occurring after the date of the Oppenheimer opinion could materially affect the assumptions used in preparing its opinion. Oppenheimer did not express any opinion as to the price at which shares of Rexahn common stock may trade following the announcement of the merger or at any future time. Subsequent developments may affect the conclusion reached in the Oppenheimer opinion, and Oppenheimer has not undertaken to reaffirm or revise its opinion or otherwise comment upon any events occurring after the date of its opinion and does not have any obligation to update, revise or reaffirm its opinion.
The Oppenheimer opinion addresses only the fairness, from a financial point of view, of the Exchange Ratio to Rexahn Stockholders and does not address the relative merits of the merger or any alternatives to the merger, Rexahn’s underlying decision to proceed with or effect the merger, or any other aspect of the merger. The Oppenheimer opinion does not address the fairness of the merger to the holders of any class of securities, creditors or other constituencies of Rexahn other than the Rexahn Stockholders. Furthermore, Oppenheimer did not express any opinion as to the price at which shares of Rexahn common stock may trade following announcement of the merger or at any future time. Oppenheimer did not express an opinion about the fairness of the amount or nature of any compensation payable or to be paid to any of the officers, directors or employees of Rexahn, whether or not relative to the consideration that may be paid to any person in connection with the merger.
Material Financial Analyses
In accordance with customary investment banking practice, Oppenheimer employed generally accepted valuation methods and financial analyses in reaching its opinion. The following is a brief summary of the material financial analyses performed by Oppenheimer in arriving at its opinion. No company or transaction used in the analyses described below is identical or directly comparable to Rexahn, Ocuphire or the merger. These summaries of financial analyses alone do not constitute a complete description of the financial analyses Oppenheimer employed in reaching its conclusions. None of the analyses performed by Oppenheimer were assigned a greater significance by Oppenheimer than any other, nor does the order of analyses described represent relative importance or weight given to those analyses by Oppenheimer. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses used by Oppenheimer, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. The summary text describing each financial analysis does not constitute a complete description of Oppenheimer’s financial analyses, including the methodologies and assumptions underlying the analyses, and if viewed in isolation could create a misleading or incomplete view of the financial analyses performed by Oppenheimer. The summary text set forth below does not represent and should not be viewed by anyone as constituting conclusions reached by Oppenheimer with respect to any of the analyses performed by it in connection with its opinion. Rather, Oppenheimer made its determination as to the fairness, from a financial point of view, of the Exchange Ratio to the Rexahn Stockholders on the basis of its experience and professional judgment after considering the results of all of the analyses performed.

Ocuphire Selected Companies Analysis. Oppenheimer analyzed the relative valuation of five publicly traded pre-commercial revenue companies holding ophthalmology assets in Phase 2 or 3 clinical development that it deemed relevant based on the business profiles and financial metrics described below, and excluding companies with cell or gene therapy assets. The selected companies traded primarily on Nasdaq and NYSE American exchanges.
To select the group of companies for this analysis, Oppenheimer identified publicly traded companies listed on the Nasdaq and NYSE American exchanges focused in the ophthalmology space and excluded those with cell or gene therapy assets. Oppenheimer next filtered this list by focusing on companies with the majority of their trading liquidity on Nasdaq or NYSE American rather than on exchanges outside of the United States. Oppenheimer focused on companies with clinical programs in Phase 2 or 3 of development. Finally, Oppenheimer limited its analysis to companies that, like Ocuphire, are in the pre-commercial revenue stage. Oppenheimer then calculated the enterprise value for each of the selected companies.
No company used in this analysis is identical to Ocuphire. Accordingly, this analysis is not purely mathematical, but also involves complex considerations and judgments concerning the differences in financial and operating characteristics of the selected companies and other factors.
The selected companies and results of this analysis ($ in millions) are as follows:
Company Name	Total Enterprise Value
Oyster Point Pharma, Inc.	$682.9
Aldeyra Therapeutics, Inc.	$119.8
Outlook Therapeutics, Inc.	$115.9
KalVista Pharmaceuticals, Inc.	$103.0
Aerpio Pharmaceuticals, Inc.*	$19.1
*	This current value reflects a recent COVID-19 partnership and, therefore, was excluded from high, mean, median and low calculations set forth below.
Total Enterprise Value
High	$682.9
Mean	$255.4
Median	$117.8
Low	$103.0
Using its professional judgment, Oppenheimer then established a reference range of total enterprise values for Ocuphire by adding and subtracting 10% from the median total enterprise value implied by this selected companies analysis and adding Ocuphire’s cash balance of approximately $1.3 million as of the end of the first quarter of 2020, as provided by Ocuphire’s management, and the projected proceeds of the Pre-Merger Financing of $20 million set forth in the Pre-Merger Financing Term Sheet to derive the reference low and high equity values seen below:
Total Equity Value
Reference Low	$127.3
Reference High	$150.9
This analysis resulted in an implied range of equity values for Ocuphire of $127.3 million to $150.9 million.

Ocuphire Selected Transactions Analysis. Oppenheimer analyzed publicly available information relating to selected acquisitions announced since August 2015 of targets with ophthalmology assets in Phase 2 or 3 clinical development at the time of the transaction excluding targets with cell or gene therapy assets and transactions with deal sizes that fall outside of the $10 million to $1,000 million range. For each of the selected transactions, Oppenheimer calculated the total enterprise value of the target. The selected transactions (with respective transaction announcement dates shown) and results of this analysis ($ in millions) are as follows:
Announced Date	Target	Acquiror	Total Enterprise Value
01/29/19	Helio Vision	Aldeyra Therapeutics	$25.0
05/08/17	River Vision Development	Horizon Therapeutics	$470.0
12/20/16	Encore Vision	Novartis	$456.0
10/26/16	Ocular Technologies Sarl	Sun Ophthalmics Inc.	$40.0*
08/11/16	ForSight VISION5	Allergan	$220.0
08/03/15	Foresight Biotherapeutics	Shire	$300.0
*	Ocular Technologies’ transaction value only depicts upfront payments as the milestones were not disclosed and, therefore, were excluded from the mean and median calculations set forth below.
Total Enterprise Value
Mean	$294.2
Median	$300.0
Using its professional judgment, Oppenheimer then established a reference range of total equity values for Ocuphire by adding and subtracting 10% from the median total enterprise value implied by this selected transactions analysis and adding Ocuphire’s cash balance of approximately $1.3 million as of the end of the first quarter of 2020, as provided by Ocuphire’s management, and the projected proceeds of the Pre-Merger Financing of $20 million set forth in the Pre-Merger Financing Term Sheet to derive the reference low and high equity values seen below:
Total Equity Value
Reference Low	$291.3
Reference High	$351.3
This resulted in an implied range of equity values for Ocuphire of $291.3 million to $351.3 million.
No transaction used in the precedent transactions analyses is identical to the merger. Accordingly, an analysis of the results of the foregoing is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading value of the companies involved in the precedent transactions which, in turn, could affect the enterprise values and equity values of the companies involved in the transactions to which the merger is being compared. In evaluating the precedent transactions, Oppenheimer made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, such as the impact of competition, industry growth and the absence of any adverse material change in the financial condition of Ocuphire or the companies involved in the precedent transactions or the industry or in the financial markets in general, which could affect the public trading value of the companies involved in the selected transactions which, in turn, could affect the enterprise values and equity values of the companies involved in the transactions to which the merger is being compared.
Discounted Cash Flow Analysis. Oppenheimer used the Ocuphire Projections, as provided by Ocuphire management, to perform a discounted cash flow analysis of Ocuphire on a stand-alone basis (see “—Ocuphire Financial Projections”). The Ocuphire Projections included a number of assumptions, including that Nyxol would receive FDA approval in 2023 for NVD and RM and 2024 for presbyopia, and that APX3330 would receive FDA approval in 2024, with commercial launch beginning one year later for each. The Ocuphire Projections also included assumptions regarding the assumed market and estimated market share for each product candidate, the assumed price for each product candidate and expected launch and commercialization costs of the product candidates. The Ocuphire Projections included probability of success risk adjustments to account for the risk that a particular product candidate at a specific stage of development would not continue to be developed and that a product candidate would not ultimately receive FDA approval. Oppenheimer considered the various risk-weighted probabilities of success attributed to each individual product candidate assigned by Ocuphire management, which accounts for the possibility that product candidates may not successfully complete clinical trials. Oppenheimer conducted a risk-adjusted analysis and therefore did not conduct any separate analyses assuming the separate outcomes that Ocuphire’s product candidates either definitively do or do not receive FDA approval and/or successfully complete clinical trials. See “Risk Factors—Oppenheimer’s fairness opinion relies on risk-adjusted projections provided by Ocuphire, which assume that Ocuphire’s product candidates receive FDA approval, and Ocuphire’s failure to obtain such FDA approval would adversely impact the combined company’s potential to generate revenue, its business and its results of operations.”
Oppenheimer calculated Ocuphire’s projected unlevered free cash flow through December 31, 2040, which is set forth below in the section entitled “The Merger — Ocuphire Projections”. Using its professional judgment and knowledge of Ocuphire’s industry, Oppenheimer then applied a range of declining perpetuity growth rates of 1.5% to 2.5% beginning in the fiscal year ending December 31, 2036, with probability of success risk adjustments as provided by and approved by Ocuphire management for use by Oppenheimer (see “—Ocuphire Financial Projections”). Oppenheimer then discounted these cash flows to present values using discount rates ranging from 12% to 14%. In selecting an appropriate discount rate, Oppenheimer took into account the U.S. Treasury Risk Free Rate of 1.2%, Duff & Phelps Market Risk Premium of 5.5%, Duff & Phelps Equity Size Premium of 6.9%, and a levered beta from the selected companies of 0.90. Application of the foregoing principles resulted in a 13.0% weighted average cost of capital. Oppenheimer performed a sensitivity analysis in both cases using discount rates from 12.0% to 14.0% to arrive at a range of present values. This analysis resulted in the following range of total enterprise values for Ocuphire:
Total Enterprise Value
	Perpetuity Growth Method
Discount Rate	(2.5)%	(2.0)%	(1.5%)
12.0%	$244.4	$245.7	$247.0
13.0%	$211.6	$212.5	$213.5
14.0%	$183.3	$184.0	$184.7
Using its professional judgment, Oppenheimer then established a reference range of total equity values for Ocuphire and added Ocuphire’s cash balance of approximately $1.3 million as of the end of the first quarter of 2020, as provided by Ocuphire’s management, and the projected proceeds of the Pre-Merger Financing of $20 million set forth in the Pre-Merger Financing Term Sheet to derive the reference low and high equity values set forth below:
Total Equity Value
Reference Low	$204.5
Reference High	$268.2
This resulted in an implied range of equity values for Ocuphire of $204.5 million to $268.2 million.
Pre-Merger Financing Valuation Analysis. Using its professional judgment, Oppenheimer established a reference range of total enterprise values for Ocuphire by adding and subtracting 10% from the Pre-Merger Financing valuation of $120 million set forth in the Pre-Merger Financing Term Sheet.
Total Equity Value
Reference Low	$108.0
Reference High	$132.0
This analysis resulted in an implied range of equity values for Ocuphire of $108.0 million to $132.0 million.

Implied Exchange Ratio Analysis. Oppenheimer then reviewed the ranges of Rexahn’s market capitalization (based on Rexahn’s low and high market capitalization between August 7, 2019 and June 16, 2020) and Ocuphire’s implied equity value (based on the select companies, precedent transactions, and discounted cash flow analyses described above), and calculated a range of implied Rexahn pro forma equity ownership percentages of the combined company. To calculate the low implied Rexahn pro forma equity ownership, Oppenheimer divided the low Rexahn market capitalization by the sum of the low Rexahn market capitalization and the high Ocuphire implied equity value. To calculate the high implied Rexahn pro forma equity ownership, Oppenheimer divided the high Rexahn market capitalization by the sum of the high Rexahn market capitalization and the low Ocuphire implied equity value.
The results of this analysis based upon the Selected Companies Analysis for Ocuphire ($ in millions, except per share values) are summarized below:
Low Rexahn Share Price	$1.31
High Rexahn Share Price	$3.66
Low Rexahn Market Capitalization	$5.3
High Rexahn Market Capitalization	$14.7
Low Ocuphire Implied Equity Value	$127.3
High Ocuphire Implied Equity Value	$150.9
Low Implied Exchange Ratio	5.1367
High Implied Exchange Ratio	17.0081
Low Implied Rexahn Pro Forma Equity Ownership	3.4%
High Implied Rexahn Pro Forma Equity Ownership	10.4%
The results of this analysis based upon the Selected Transactions Analysis for Ocuphire ($ in millions, except per share values) are summarized below:
Low Rexahn Share Price	$1.31
High Rexahn Share Price	$3.66
Low Rexahn Market Capitalization	$5.3
High Rexahn Market Capitalization	$14.7
Low Ocuphire Implied Equity Value	$291.3
High Ocuphire Implied Equity Value	$351.3
Low Implied Exchange Ratio	11.7528
High Implied Exchange Ratio	39.6006
Low Implied Rexahn Pro Forma Equity Ownership	1.5%
High Implied Rexahn Pro Forma Equity Ownership	4.8%
The results of this analysis based upon the Discounted Cash Flow Analysis for Ocuphire ($ in millions, except per share values) are summarized below:
Low Rexahn Share Price	$1.31
High Rexahn Share Price	$3.66
Low Rexahn Market Capitalization	$5.3
High Rexahn Market Capitalization	$14.7
Low Ocuphire Implied Equity Value	$204.5
High Ocuphire Implied Equity Value	$268.2
Low Implied Exchange Ratio	8.2534
High Implied Exchange Ratio	30.2411
Low Implied Rexahn Pro Forma Equity Ownership	1.9%
High Implied Rexahn Pro Forma Equity Ownership	6.7%

The results of this analysis based upon the Pre-Merger Financing Valuation Analysis for Ocuphire ($ in millions, except per share values) are summarized below:
Low Rexahn Share Price	$1.31
High Rexahn Share Price	$3.66
Low Rexahn Market Capitalization	$5.3
High Rexahn Market Capitalization	$14.7
Low Ocuphire Implied Equity Value	$108.0
High Ocuphire Implied Equity Value	$132.0
Low Implied Exchange Ratio	4.3581
High Implied Exchange Ratio	14.8818
Low Implied Rexahn Pro Forma Equity Ownership	3.8%
High Implied Rexahn Pro Forma Equity Ownership	12.0%
Oppenheimer compared these results to an estimated Exchange Ratio of 4.3820 based on Rexahn delivering an estimated Parent Cash Amount of $720,000 on the Anticipated Closing Date, resulting in Rexahn Stockholders owning approximately 11.9% of the combined company immediately following consummation of the merger on a fully diluted basis, and noted that, in all instances other than the Pre-Merger Financing Valuation Analysis, the percentage equity ownership of Rexahn Stockholders in the combined company implied by the merger is higher than the percentage ownership implied by Oppenheimer’s analysis (the percentage equity ownership of Rexahn Stockholders in the combined company implied by the merger is within one-tenth of one percent of the highest percentage equity ownership implied by the Pre-Merger Financing Valuation Analysis). As previously noted, Oppenheimer’s analysis excluded any post-Closing dilutive issuances of Rexahn securities pursuant to the Pre-Merger Financing.
Additional Considerations. The preparation of a fairness opinion is a complex process and is not susceptible to a partial analysis or summary description. Oppenheimer believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering the analyses taken as a whole, would create an incomplete view of the process underlying its opinion. In addition, Oppenheimer considered the results of all such analyses and did not assign relative weights to any of the analyses, but rather made qualitative judgments as to significance and relevance of each analysis and factor, so the ranges of valuations resulting from any particular analysis described above should not be taken to be the view of Oppenheimer as to the actual value of Rexahn or Ocuphire.
In performing its analyses, Oppenheimer made numerous assumptions with respect to industry performance, general business, economic and regulatory conditions and other matters, many of which are beyond the control of Rexahn or Ocuphire. The analyses performed by Oppenheimer are not necessarily indicative of actual values, trading values or actual future results which might be achieved, all of which may be significantly more or less favorable than suggested by such analyses. Such analyses were provided to the Rexahn Board (solely in its capacity as such) and were prepared solely as part of the analysis of Oppenheimer of the fairness, from a financial point of view, of the Exchange Ratio to the Rexahn Stockholders. The analyses do not purport to be appraisals or to reflect the prices at which companies may actually be sold, and such estimates are inherently subject to uncertainty. The Oppenheimer opinion was one of many factors taken into account by the Rexahn Board in making its determination to approve the merger. Neither the Oppenheimer opinion nor the analyses described above should be viewed as determinative of the Rexahn Board’s or Rexahn management’s views with respect to Rexahn, Ocuphire or the merger. Oppenheimer provided advice to Rexahn with respect to the proposed transaction. Oppenheimer did not, however, recommend any specific amount of consideration to the Rexahn Board or that any specific consideration constituted the only appropriate consideration for the merger.
In January 2019, Oppenheimer acted as sole book-running manager for the public offering of Rexahn common stock and warrants (the “2019 Offering”) for which Oppenheimer was paid gross fees of approximately $448,000. Other than the 2019 Offering, there are no material relationships that existed during the two years prior to the date of the opinion or that are mutually understood to be contemplated in which any compensation was received or is intended to be received as a result of the relationship between Oppenheimer and any party to the merger.

For services rendered in connection with the delivery of its opinion, Rexahn agreed to pay Oppenheimer a retainer of $150,000, which has been paid. Rexahn also agreed to pay Oppenheimer a fee upon delivery of its fairness opinion in the amount of $400,000. For advisory services in connection with the merger, Rexahn will also pay Oppenheimer a fee (the “Transaction Fee”) in the amount of $700,000, which is contingent upon the Closing, of which $150,000 of the $550,000 previously paid to Oppenheimer shall be credited against the Transaction Fee. Rexahn also agreed to reimburse Oppenheimer for certain of its reasonable, documented out-of-pocket third party expenses incurred in connection with its services, including the fees and expenses of its counsel, in an amount not to exceed $75,000, and will indemnify Oppenheimer against certain liabilities arising out of its engagement.
Oppenheimer was selected to serve as the financial advisor to Rexahn because Oppenheimer is actively involved in the investment banking business and regularly undertakes the valuation of investment securities in connection with public offerings, private placements, business combinations and similar transactions. In the ordinary course of business, Oppenheimer may trade in the securities of Rexahn for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities. Oppenheimer may provide investment banking, financial advisory and other financial services to Rexahn or other participants in the merger in the future, for which Oppenheimer may receive compensation.
Ocuphire Financial Projections
The information set forth below is included by Rexahn solely to give Rexahn Stockholders access to the Ocuphire Projections and other information that were relied upon by Oppenheimer in connection with the rendering of its Opinion as described in the section entitled “The Merger—Opinion of the Rexahn Financial Advisor.” These Ocuphire Projections were also made available to the Rexahn Board in connection with the presentation of analyses by Oppenheimer. The inclusion of information about these Ocuphire Projections in this proxy statement/prospectus/information statement should not be regarded as an indication that Rexahn or any other recipient of this information considered, or now considers, this information to be predictive of actual future results. Neither Rexahn nor Ocuphire, as a matter of course, publicly discloses forecasts, internal projections as to future performance, revenues, earnings or other results of operations due to the inherent unpredictability and subjectivity of underlying assumptions and projections. However, as part of the consideration of the merger and the Rexahn Board's review of strategic alternatives, Rexahn reviewed key market assumptions provided by Ocuphire and included in the Ocuphire Projections, as provided below. Oppenheimer did not review any financial projections relating to Rexahn’s future business, earnings and prospects as a standalone entity. And, the Ocuphire Projections do not give pro forma effect to the combination of the Ocuphire and Rexahn businesses as the merger is expected to result in a clinical-stage ophthalmic biopharmaceutical company focused on developing and commercializing Ocuphire’s pipeline of ophthalmic drug candidates, and without a continuing focus on Rexahn’s legacy assets.
Ocuphire’s future financial results may materially differ from those expressed in the Ocuphire Projections due to factors that are beyond Ocuphire’s ability to control or predict. Ocuphire cannot make any assurances that the Ocuphire Projections will be realized or that Ocuphire’s future financial results will not materially vary from the Ocuphire Projections. In particular, the Ocuphire Projections should not be utilized as public guidance.
The Ocuphire Projections were prepared for internal use and were not prepared with a view toward public disclosure or with a view toward compliance with published guidelines of the SEC regarding projections, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, or GAAP. Neither Ocuphire nor Ocuphire’s or Rexahn’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the prospective financial information included below, or expressed any opinion or any other form of assurance with respect thereto or the achievability of the results reflected in such projections, and none of the foregoing assumes any responsibility for such information.
Rexahn Stockholders are urged to review the section entitled “Risk Factors” in this proxy statement/ prospectus/information statement for a description of the risks relating to the merger, Ocuphire’s business and Rexahn’s business and for a description of risk factors with respect to Rexahn’s business, Rexahn’s most recent SEC filings. Rexahn Stockholders should also read the section entitled “Cautionary Statement Concerning Forward-Looking Statements” in this proxy statement/prospectus/information statement for additional information regarding the risks inherent in forward-looking information such as the Ocuphire Projections.

The Ocuphire Projections included below are not being included herein to influence Rexahn’s Stockholders' decision whether to vote in favor of any proposal contained in this proxy statement/prospectus/information statement. In light of the foregoing factors and the uncertainties inherent in the Ocuphire Projections, stockholders are cautioned not to place undue, if any, reliance on the Ocuphire Projections included in this proxy statement/prospectus/information statement.
Assumptions made by Ocuphire in preparing the Ocuphire Projections included the following:
•	Only the U.S. market was considered.
•	Projections were made for Nxyol in NVD, RM and presbyopia and for APX3330 in DR/DME. The amounts projected for revenues and cost items were risk-adjusted, as described below.
•	The assumed price of Nyxol was $600 annually per patient for NVD, $500 annually per patient for presbyopia, and $5 per use for RM.
•	The assumed price of APX3330 was $5,000 annually per patient.
•
Nyxol was assumed to receive FDA approval in 2023 for NVD and RM and 2024 for presbyopia, and APX3330 was assumed to receive FDA approval in 2024, with commercial launch beginning one year later for each.

•	Launch costs were assumed to be $50.0 million for each indication, before probability risk adjustments.
•	Following commercialization, cost of goods sold, SG&A expenditures and R&D expenditures as a percentage of revenue were assumed to be 10.0%, 35.0% and 10.0%, respectively.
•	The cumulative risk-adjusted probabilities of success provided by Ocuphire management were 30%, 57%, 16% and 11% for NVD, RM, presbyopia and DR/DME, respectively.
As noted above, to take into consideration the risks of drug development, and their effect on the likely development costs and potential revenues of its drug programs in the projections, Ocuphire management used a probability of success methodology described by economists at the Tufts Center for the Study of Drug Development (DiMasi JA, Grabowski HG, Hansen RA. Innovation in the pharmaceutical industry: new estimates of R&D costs. Journal of Health Economics 2016;47:20-33.) The probability of success risk adjustments applied a probability of achieving a favorable outcome at each of several key steps in the drug development process for each indication, including meeting clinical study endpoints and FDA approval of NDAs, which then resulted in a cumulative probability of success for each program. Ocuphire management used its experience-based judgement in assigning an individual probability for each step. The cumulative risk-adjusted probabilities of success used by Ocuphire management resulted in reductions to future free cash flows that reflect specific event assessments.
Additionally, even though there is currently no approved therapy for either indication, the projections assumed limited market share based in part on potential future competition for NVD and RM. The NVD projections assumed a peak of 15% of the estimated potential market share, the RM projections assumed a peak of 40% of the estimated potential market share, and the presbyopia projections assumed a peak of 5% of the estimated potential market share. The DR projections assumed a peak of 10% of the estimated potential market share, which accounted for competition from injectable anti-VEGF therapies and possibly from other systemically delivered therapies that could be developed and cleared for marketing in the future.
Oppenheimer reviewed and analyzed certain internal financial analyses, projections as to cost and expenses, reports, preliminary internal market opportunity assumptions and other information concerning Ocuphire prepared by the management of Ocuphire as well as projections for Ocuphire prepared by the management of Ocuphire. Oppenheimer adjusted the probability of success assumptions for NVD and RM from 30% to 28% and 57% to 53%, respectively, which, in Oppenheimer’s professional judgment more closely reflects industry standard probabilities of success. These adjustments resulted in a decrease in the net present value of Ocuphire’s adjusted net free cash flows of approximately $7 million. Additionally, Oppenheimer adjusted the discount rate from 12% to 13%, and added a perpetuity growth rate of -2%. The Ocuphire Projections below reflect all of these adjustments.

Ocuphire Projections
	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030
Inflow
Total Sales	—	—	—	—	$27.9	$67.2	$110.2	$182.2	$268.3	$318.2	$338.6
Outflow
COGS	—	—	—	—	$2.8	$6.7	$11.0	$18.2	$26.8	$31.8	$33.9
SG&A(1)	$8.1	$8.1	$8.1	$8.1	$9.8	$23.5	$38.6	$63.7	$93.9	$111.4	$118.5
Clinical Cost (risk adjusted)(2)	$12.3	$13.6	$6.0	$0.3	$40.7	$14.5	$0.7	$1.7	$2.6	$4.5	$4.2
Other R&D Expense(3)	$3.0	$—	$3.0	$6.0	$5.8	$6.7	$11.0	$18.2	$26.8	$31.8	$33.9
EBIT	($23.4)	($21.7)	($17.1)	($14.4)	($31.2)	$15.7	$48.9	$80.3	$118.2	$138.6	$148.2
Cash Taxes(4)	—	—	—	—	—	—	—	$8.4	$30.4	$35.6	$38.1
Net Free Cash Flow	($23.4)	($21.7)	($17.1)	($14.4)	($31.2)	$15.7	$48.9	$72.0	$87.8	$103.0	$110.1
Net Change in Working Capital	—	—	—	—	$4.4	$6.2	$6.8	$11.5	$13.6	$7.9	$3.2
Adjusted Net Free Cash Flow	($23.4)	($21.7)	($17.1)	($14.4)	($35.6)	$9.5	$42.1	$60.5	$74.1	$95.1	$106.9
	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040
Inflow
Total Sales	$341.9	$345.4	$348.8	$352.3	$122.3	$123.6	$124.8	$126.0	$127.3	$128.6
Outflow
COGS	$34.3	$34.5	$34.9	$35.2	$12.2	$12.4	$12.6	$12.6	$12.7	$12.9
SG&A(1)	$119.7	$120.9	$122.1	$123.3	$42.8	$43.2	$43.7	$44.1	$44.6	$45.0
Clinical Cost (risk adjusted)(2)	$4.2	$4.3	$4.3	$4.3	$0.4	$—	$—	$—	$—	$—
Other R&D Expense(3)	$34.2	$34.5	$34.9	$35.2	$12.2	$12.3	$12.5	$12.6	$12.7	$12.9
EBIT	$149.6	$151.2	$152.7	$154.2	$54.6	$55.5	$56.2	$56.7	$57.3	$57.9
Cash Taxes	$38.6	$38.8	$39.2	$39.6	$14.0	$14.3	$14.4	$14.6	$14.7	$14.9
Net Free Cash Flow	$111.2	$112.3	$113.4	$114.6	$40.6	$41.3	$41.7	$42.1	$42.6	$43.0
Net Change in Working Capital	$0.5	$0.5	$0.5	$0.7	($36.5)	$0.2	$0.2	$0.2	$0.2	$0.2
Adjusted Net Free Cash Flow	$110.6	$111.8	$112.9	$114.0	$77.1	$41.1	$41.5	$41.9	$42.4	$42.8
(1)	Includes overhead costs of $8.1 million annually in 2020 through 2023.
(2)	Includes pre-commercialization risk-adjusted clinical costs, launch costs and post-commercialization royalty payments.
(3)
Includes (i) preclinical costs and manufacturing development costs of $1.0 million and $2.0 million in 2020, respectively, (ii) NDA regulatory fees and other costs of $3.0 million, $6.0 million and $3.0 million in 2022, 2023, and 2024, respectively, and (iii) assumed R&D expenditures at 10% of revenue post-commercialization.

(4)	Net operating loss carryforwards are assumed in 2020 through 2026, deferring the payment of cash taxes until 2027.
Interests of Rexahn Directors and Executive Officers in the Merger
In considering the recommendation of the Rexahn Board with respect to issuing shares of Rexahn common stock as contemplated by the Merger Agreement and the other matters to be acted upon by Rexahn Stockholders at the Rexahn special meeting, Rexahn Stockholders should be aware that certain members of the Rexahn Board and certain of Rexahn’s executive officers have interests in the merger that may be different from, or in addition to, the interests of Rexahn Stockholders. These interests may present them with actual or potential conflicts of interest, and these interests, to the extent material, are described below.
Each of the Rexahn Board and the Ocuphire Board was aware of these potential conflicts of interest and considered them, among other matters, in reaching their respective decisions to approve the Merger Agreement and the merger, and to recommend, as applicable, that Rexahn Stockholders approve the proposals to be presented to Rexahn Stockholders for consideration at the Rexahn special meeting as contemplated by this proxy statement/prospectus/information statement, and that Ocuphire Stockholders sign and return the written consent as contemplated by this proxy statement/prospectus/information statement.
Ownership Interests
As of September 10, 2020, Rexahn’s directors and current executive officers owned, in the aggregate, less than one percent of the shares of Rexahn common stock, which for purposes of this subsection excludes any Rexahn common stock issuable upon exercise of Rexahn stock options held by such individual. The affirmative vote of a majority in interest of the holders of Rexahn common stock present in person or by proxy at the Rexahn special meeting and entitled to vote on the matter is required for approval of Proposal Nos. 1, 4, 5 and 6. The affirmative vote of the holders of a majority of the shares of Rexahn common stock outstanding on the Record Date for the Rexahn special meeting and entitled to vote on the matter is required for approval of Proposal Nos. 2 and 3. See the section entitled “Principal Stockholders of Rexahn” in this proxy statement/prospectus/information statement for a description of the beneficial ownership of Rexahn’s directors and officers.
Effect of Merger on Rexahn Options
As of September 10, 2020, Rexahn’s directors and current executive officers owned, in the aggregate, unvested Rexahn stock options covering 40,506 shares of Rexahn common stock and vested Rexahn stock options covering 91,521 shares of Rexahn common stock.
Prior to the Closing, the Rexahn Board will adopt appropriate resolutions and take all other actions necessary and appropriate to provide that each unexpired, unexercised and unvested Rexahn stock option granted under the Rexahn 2013 Plan will be accelerated in full effective as of immediately prior to the Effective Time. Effective as of the Effective Time, each outstanding and unexercised Rexahn stock option granted under the Rexahn 2013 Plan having an exercise price per share less than the Rexahn Closing Price will be entitled to receive, subject to required tax withholding (if any), a number of shares of Rexahn common stock calculated by dividing (i) the product of (a) the total number of shares of Rexahn common stock previously subject to such Rexahn stock option, and (b) the excess of the Rexahn Closing Price over the exercise price per share of the Rexahn common stock previously subject to such Rexahn stock option by (ii) the Rexahn Closing Price. Each outstanding and unexercised Rexahn stock option granted under the Rexahn 2013 Plan that has an exercise price equal to or greater than the Rexahn Closing Price will be terminated and cease to exist as of immediately prior to the Effective Time for no consideration.
At the Effective Time, each Rexahn stock options granted under the Rexahn 2003 Plan that is outstanding and unexercised immediately prior to the Effective Time, will survive the Closing and remain outstanding in accordance with its terms.
The following table presents certain information concerning the outstanding Rexahn stock options held by Rexahn’s directors and current executive officers as of September 10, 2020. All of the Rexahn stock options in the table below were out-of-the-money as of September 10, 2020.
	Number of Shares Underlying Unexercised Options Exercisable	Number of Shares Underlying Unexercised Options Unexercisable
Executive Officers
Douglas J. Swirsky	32,984	29,515
Non-Employee Directors
Peter Brandt	11,887	—
Charles Beever	11,721	—
Kwang Soo Cheong	11,721	—
Richard J. Rodgers	10,639	—
Ben Gil Price	6,672	6,271
Lara Sullivan	5,897	4,720
Director Positions Following the Merger
Richard J. Rodgers, currently a member of the Rexahn Board, is expected to remain a member of the board of directors of the combined company and will receive compensation to be paid to directors of the combined company. For a description of Rexahn’s non-employee director compensation policy and the amounts paid to Rexahn’s non-employee directors in 2019, please see “Rexahn Executive Compensation – Director Compensation” below. After Rexahn indicated that Mr. Rodgers would serve as Rexahn’s designee on the board of directors of the combined company, Mr. Rodgers was asked by members of Ocuphire management to invest in the Pre-Merger Financing along with the other expected members of the board of directors of the combined company. Mr. Rodgers committed to invest $100,000 in the Pre-Merger Financing. See “The Merger — Interests of Ocuphire Directors and Executive Officers in the Merger — Pre-Merger Financing.”

Merger-Related Compensation of Executive Officers and Directors
Executive Officers
Effective January 2, 2018, Rexahn entered into an employment agreement with Mr. Swirsky to serve as its President and Chief Financial Officer, which was subsequently amended on November 14, 2018 upon Mr. Swirsky’s promotion to Chief Executive Officer. Pursuant to the amended employment agreement, Rexahn agreed to pay Mr. Swirsky a base salary of $425,000 with the option of a discretionary annual cash bonus of up to 40% of his base salary for 2018 and up to 50% of his base salary for subsequent years, as determined by performance against objectives and milestones set by the Rexahn Board. Mr. Swirsky’s employment agreement provided for an initial grant of 20,833 options to purchase shares of Rexahn common stock, and the amended employment agreement entered into in connection with his promotion to Chief Executive Officer provided for an additional grant of 41,666 options to purchase shares of Rexahn common stock and that the Rexahn Board may award him additional options each year. See the section entitled “Rexahn Executive Compensation” in this proxy statement/prospectus/information statement for a description of compensation paid to Rexahn’s named executive officers.
In the event Mr. Swirsky’s employment is terminated by reason of disability or for “Cause,” as defined in the employment agreement, Rexahn will pay Mr. Swirsky his base salary owed up to the termination date, including payment for any unused vacation days, and any earned but unpaid annual bonus for a year prior to the year in which the termination occurs. If Rexahn terminates Mr. Swirsky’s employment without Cause or Mr. Swirsky terminates his employment with “Good Reason,” as defined below, then Mr. Swirsky’s stock options will be subject to accelerated vesting to the extent to which they would have vested within the 12 months following termination and Rexahn will pay Mr. Swirsky his base salary owed up to the termination date, including payment for any unused vacation days, any earned but unpaid annual bonus for a year prior to the year in which the termination occurs, a lump sum equal to his then-current annual base salary, an amount equal to the pro-rata portion of the bonus that he otherwise would have been entitled to, and COBRA premiums for 12 months if he makes a timely election and is eligible for coverage. In the event Rexahn terminates Mr. Swirsky’s employment without Cause or Mr. Swirsky terminates his employment with Good Reason within the two-year period following a “Change of Control,” as defined in the Rexahn 2013 Plan, Rexahn will pay Mr. Swirsky his base salary owed up to the termination date, including payment for any unused vacation days, any earned but unpaid annual bonus for a year prior in which the termination occurs, a lump sum equal to 150% of his current annual base salary and 150% of his target bonus, an amount equal to the bonus he would have otherwise been entitled to, assuming Mr. Swirsky would have received a bonus for the fiscal year equal to his target bonus if he had stayed employed with Rexahn for the entire year, and COBRA premiums for 18 months if he makes a timely election. Mr. Swirsky’s equity awards would also vest and become exercisable in connection with the Change of Control. A resignation by Mr. Swirsky is deemed a resignation for “Good Reason” if he provides written notice to Rexahn of the specific circumstances alleged to constitute Good Reason within 90 days after any one or more of the following events and such Good Reason is not cured within 30 days of Rexahn’s receipt of such notice:
•	a reduction of his salary or target bonus percentage;
•	a relocation requiring him to be based at any office that is more than 35 miles from Rexahn’s office at the time of the signing of the agreement;
•	any material breach by Rexahn of the terms and provisions of the agreement or any other material agreement between Mr. Swirsky and Rexahn; or
•	a material diminution in his duties or authority inconsistent with his position.
The employment agreement also contains a provision prohibiting Mr. Swirsky from soliciting Rexahn’s executives, employees, customers or clients for a period of 12 months following his termination.
The Merger Agreement contemplates that Mr. Swirsky will be terminated effective immediately after the Effective Time and will be entitled to the benefits afforded Mr. Swirsky in the event of his termination without Cause within the two-year period following a Change of Control.

Golden Parachute Compensation
This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation that is based on or otherwise relates to the merger and that is payable or may become payable to Rexahn’s named executive officers. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules. For purposes of calculating these amounts, Rexahn has assumed:
•	the Effective Time occurred on September 10, 2020;
•
a price per share of Rexahn common stock of $3.01, which represents the average closing trading price of Rexahn common stock over the first five business days following the first public announcement of the merger;

•
the employment of the named executive officer will be terminated on such date in a manner that entitles the named executive officer to receive the severance payments and benefits under the terms of the employment agreement with the named executive officer (as described above). The employment of the named executive officer is expected to be terminated effective immediately after the Closing; and

•	the named executive officer does not enter into a new agreement or otherwise becomes legally entitled to, prior to the Effective Time, additional compensation or benefits.
The amounts set forth in the table are estimates based on multiple assumptions that may or may not actually occur, including assumptions described below and elsewhere in this proxy statement/prospectus/information statement and in the footnotes to the table. As a result, the actual amounts, if any, that Mr. Swirsky will receive, may materially differ from the amounts set forth in the table.
For a narrative description of the terms and conditions applicable to the payments quantified in the table below, see Rexahn Executive Compensation”.
Name	Cash ($)(1)	Equity ($)(2)	Prerequisites/ Benefits ($)(3)	Total ($)
Douglas J. Swirsky	$1,168,750	—	$11,705	$1,180,455
Ely Benaim(4)	—	—	—	—
Lisa Nolan(4)	—	—	—	—
(1)
The cash payment to Mr. Swirsky is set forth in his employment agreement, as described above and is payable in a lump sum if Rexahn consummates the merger and Rexahn terminates Mr. Swirsky’s employment without Cause in accordance with the terms of the Merger Agreement or Mr. Swirsky terminates for Good Reason provided that Mr. Swirsky has executed and delivered to Rexahn a general release.

(2)	None of Mr. Swirsky’s option awards were in-the-money as of September 10, 2020.
(3)	The amounts in this column represent (i) 401(k) employer matching contributions to be paid to Mr. Swirsky and (ii) 18 months of COBRA premiums Rexahn intends to provide to Mr. Swirsky.
(4)	Dr. Benaim resigned from Rexahn in March 2019, and Dr. Nolan resigned from Rexahn in September 2019
Indemnification of the Rexahn Officers and Directors
The Merger Agreement provides that, for a period of six years following the Effective Time of the merger, Rexahn will fulfill and honor in all respects the obligations of Rexahn which existed prior to the date of the Merger Agreement to indemnify Rexahn’s present and former directors and officers and their heirs, executors and assigns.
The Merger Agreement provides that, for a period of six years following the Effective Time of the merger, the provisions relating to the indemnification and elimination of liability for monetary damages set forth in the Rexahn Certificate of Incorporation and Rexahn Bylaws will not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of individuals who, at or prior to the Effective Time, were directors or officers of Rexahn, unless such modification is required by law.
The Merger Agreement also provides that, (i) from and after the Effective Time of the merger, Rexahn will maintain directors’ and officers’ liability insurance policies with an effective date as of the date of the Closing and (ii) for a period of six years following the Effective Time of the merger, Rexahn will maintain a “tail” policy covering existing directors and officers of Rexahn covering claims related to any period of time at or prior to the Effective Time of the merger.

Interests of Ocuphire Directors and Executive Officers in the Merger
In considering the recommendation of the Ocuphire Board with respect to the Merger Agreement, Ocuphire Stockholders should be aware that certain members of the Ocuphire Board and certain of Ocuphire’s executive officers have interests in the merger that may be different from, or in addition to, the interests of Ocuphire Stockholders. These interests may present them with actual or potential conflicts of interest, and these interests, to the extent material, are described below.
Each of the Rexahn Board and the Ocuphire Board was aware of these potential conflicts of interest and considered them, among other matters, in reaching their respective decisions to approve the Merger Agreement and the merger, and to recommend, as applicable, that Rexahn Stockholders approve the proposals to be presented to Rexahn Stockholders for consideration at the Rexahn special meeting as contemplated by this proxy statement/prospectus/information statement, and that Ocuphire Stockholders sign and return the written consent as contemplated by this proxy statement/prospectus/information statement.
Ownership Interests
As of September 10, 2020, Ocuphire’s directors and executive officers owned, in the aggregate, 35.6% of the shares of Ocuphire common stock, which excludes (i) Ocuphire common stock issuable in the Pre-Merger Financing, (ii) Ocuphire common stock issuable upon the conversion of outstanding Ocuphire convertible notes, and (iii) Ocuphire common stock issuable upon exercise or settlement of Ocuphire Options.
Pre-Merger Financing
The table below sets forth information regarding investments in the Pre-Merger Financing by Ocuphire and Rexahn directors and named executive officers, and the Initial Shares such persons would receive in the Pre-Merger Financing based on the issuance of an aggregate of 1,174,395 Initial Shares (based on capitalization of Ocuphire and Rexahn as of September 10, 2020, and assuming an Exchange Ratio of 4.3812).
	Amount Invested in Pre-Merger Financing	Number of Initial Shares Issuable
Executive Officers
Mina Sooch	$65,000	3,609
Non-Employee Directors
Sean Ainsworth	$50,000	2,776
Alan R. Meyer	$10,000	555
James S. Manuso	$25,000	1,388
Cam Gallagher	$50,000	2,776
Richard Rodgers	$100,000	5,553

Ocuphire Convertible Notes
The table below sets forth information regarding shares of Ocuphire common stock that Ocuphire’s directors and named executive officers would receive upon the conversion of Ocuphire convertible notes, based on a conversion date of September 10, 2020. As further described under the section entitled “Agreements Related to the Merger – Note Conversion Agreements” below, the Ocuphire convertible notes convert at a value that credits the holder with 175% of the outstanding principal and accrued interest on the Ocuphire convertible notes (the “Note Value”). Accordingly, the Ocuphire directors and named executive officers set forth below will receive a significant premium on their original investment and will receive securities with far greater liquidity in exchange for the convertible notes.
	Note Value of Ocuphire Convertible Notes	Number of Shares of Ocuphire common stock Underlying Ocuphire Convertible Notes
Executive Officers
Mina Sooch	$398,262	22,429
Bernhard Hoffmann	$43,155	2,430
Non-Employee Directors
Sean Ainsworth	$194,370	10,946
Alan R. Meyer	$453,689	28,250
James S. Manuso	$143,620	8,088
Cam Gallagher	$191,340	10,775
Effect of Merger on Ocuphire Options
Under the Merger Agreement, at the Effective Time, each outstanding and unexercised option to purchase shares of Ocuphire capital stock as of immediately prior to the Effective Time, whether or not vested, shall be converted into and become an option to purchase shares of Rexahn common stock, in accordance with the terms and conditions of such Ocuphire option immediately prior to the Effective Time. Certain of Ocuphire’s directors and executive officers currently hold options, subject to vesting, to purchase shares of Ocuphire common stock. The table below sets forth certain information with respect to such options.
	Number of Shares of Common Stock Underlying Options As of September 10, 2020	Number of Vested Shares of Common Stock Underlying Options As of September 10, 2020
Executive Officers
Mina Sooch	318,750	230,750
Bernhard Hoffmann	73,075	53,875
Non-Employee Directors
Sean Ainsworth	83,756	48,756
Alan R. Meyer	63,756	46,156
James S. Manuso	83,756	45,956
Cam Gallagher	83,756	45,956
Management Following the Merger
As described elsewhere in this proxy statement/prospectus/information statement, including in the section entitled “Management Following the Merger,” certain of Ocuphire’s current directors and executive officers and other designees of Ocuphire are expected to become directors or executive officers of Rexahn effective upon the Effective Time of the merger, and all of Ocuphire’s directors and executive officers are entitled to certain indemnification and liability insurance coverage pursuant to the terms of the Merger Agreement.
Indemnification and Insurance
Pursuant to the Merger Agreement, from the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, each of Rexahn and the surviving corporation in the merger is required to indemnify and hold harmless each person who is or has served as a director or officer of Rexahn or Ocuphire against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements and investigation costs incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that such person is or was a director or officer of Rexahn or Ocuphire, to the fullest extent permitted under the DGCL for directors or officers of Delaware corporations. In addition, each such director and officer, or former director and officer, is entitled to advancement of expenses incurred in the defense of any such claim, action, suit, proceeding or investigation.
Pursuant to the Merger Agreement, the provisions of the Rexahn Certificate of Incorporation and the Rexahn Bylaws with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of Rexahn shall not be amended, modified or repealed for a period of six years from the Effective Time in a manner that would adversely affect the rights thereunder of individuals who, at or prior to the Effective Time, were officers or directors of Rexahn. The certificate of incorporation and bylaws of Ocuphire, as the surviving corporation in the merger, shall contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of former and present directors and officers than those that are presently set forth in the Rexahn Certificate of Incorporation and Rexahn Bylaws.
The Merger Agreement also provides that Rexahn shall maintain directors’ and officers’ liability insurance policies commencing at the Closing, on commercially available terms and conditions with coverage limits customary for U.S. public companies similarly situated to Rexahn.
Form of the Merger
The Merger Agreement provides that at the Effective Time, Merger Sub will be merged with and into Ocuphire. Upon the consummation of the merger, Ocuphire will continue as the surviving corporation and will be a wholly owned subsidiary of Rexahn.
After completion of the merger, assuming Proposal No. 3 is approved by Rexahn Stockholders at the Rexahn special meeting, Rexahn will be renamed “Ocuphire Pharma, Inc.” and expects to trade on Nasdaq under the symbol “OCUP.”
Merger Consideration and Exchange Ratio
Merger Consideration
At the Effective Time:
•
each share of Ocuphire common stock outstanding immediately prior to the Effective Time (excluding certain shares to be canceled pursuant to the Merger Agreement and shares held by holders of Ocuphire common stock who have exercised and perfected appraisal rights or dissenters’ rights as more fully described in the section entitled “The Merger—Appraisal Rights and Dissenters’ Rights” in this proxy statement/prospectus/information statement) will automatically be converted into the right to receive a number of shares of Rexahn common stock equal to the Exchange Ratio, subject to adjustment to account for the Rexahn Reverse Stock Split and as described below (prior to the Effective Time, the outstanding Ocuphire convertible notes will be converted into Ocuphire common stock and will participate in the merger on the same basis as the other shares of Ocuphire common stock); and

•
each option to purchase shares of Ocuphire common stock outstanding and unexercised immediately prior to the Effective Time will be assumed by Rexahn and will become an option, subject to vesting, to purchase shares of Rexahn common stock with the number of shares of Rexahn common stock underlying such options and the exercise prices for such options adjusted to reflect the Exchange Ratio and the Rexahn Reverse Stock Split.

Exchange Ratio
The Exchange Ratio formula in the Merger Agreement is subject to adjustment based on the Parent Cash Amount on the Anticipated Closing Date. For example, if the Parent Cash Amount is $0, which is the minimum Parent Cash Amount that Rexahn is required to deliver on the Anticipated Closing Date to consummate the merger, then immediately following the Effective Time, Rexahn Stockholders would own approximately 11.2% of Rexahn common stock, and Ocuphire Securityholders would own, or hold rights to acquire, approximately

88.8% of Rexahn common stock, in each case calculated on a fully-diluted basis. The calculation of the Exchange Ratio under the Merger Agreement and post-closing ownership of Rexahn Stockholders are subject to adjustment based on an assumed value of Rexahn at Closing based on Rexahn’s Parent Cash Amount as of the Anticipated Closing Date. To the extent the Parent Cash Amount falls below $3.2 million or exceeds $6.0 million, Rexahn’s assumed value would be reduced or increased by $150,000 for every $100,000 below or above the thresholds referenced. According to the terms of the Merger Agreement, if the Parent Cash Amount on the Anticipated Closing Date is between $3.2 million and $6.0 million, then immediately following the consummation of the merger, Rexahn Stockholders would own approximately 14.3% of Rexahn common stock, and Ocuphire Securityholders would own, or hold rights to acquire, approximately 85.7% of Rexahn common stock, in each case, calculated on a fully-diluted basis. The adjustments in the Exchange Ratio formula in the Merger Agreement provide for incremental adjustments of $150,000 to the assumed value of Rexahn for every $100,000 that the Parent Cash Amount is less than $3.2 million or more than $6.0 million, with incremental upward adjustments to the Exchange Ratio to the extent that the Parent Cash Amount is less than $3.2 million and incremental downward adjustments to the Exchange Ratio to the extent that the Parent Cash Amount is more than $6.0 million. Based on Rexahn’s current estimates, Rexahn anticipates delivering a Parent Cash Amount between $1.9 million and $2.4 million assuming the Closing occurs by November 14, 2020, which is the end date set forth in the Merger Agreement; however, the final Parent Cash Amount will not be calculated until Closing, and may vary significantly depending on, among other things, Rexahn’s ability to control and correctly estimate its operating expenses, expenses relating to Rexahn’s ongoing litigation and the trading price of Rexahn common stock (and its impact on Rexahn’s estimated warrant liabilities, which are deducted from the Parent Cash Amount). If the Parent Cash Amount is $1.9 million on the Anticipated Closing Date, then immediately following the Effective Time, Rexahn Stockholders would own approximately 13.1% of Rexahn common stock, and Ocuphire Securityholders would own or hold rights to acquire, approximately 86.9% of Rexahn common stock, in each case calculated on a fully-diluted basis. If the Parent Cash Amount on the Anticipated Closing Date is less than $0, Rexahn would be unable to satisfy a closing condition for the merger, and the merger would not close unless Ocuphire waives such condition. Under the terms of the Merger Agreement, Rexahn Stockholders’ ownership percentage in the combined company is subject to a floor of approximately 9.1% regardless of the Parent Cash Amount on the Anticipated Closing Date, assuming Ocuphire waives the minimum Parent Cash Amount condition at or prior to Closing. These ownership percentages give effect to the shares of Ocuphire common stock that will be issued to Investors in the Pre-Merger Financing prior to the Effective Time, but do not account for any additional shares of Rexahn common stock that may be issued to Investors following the Effective Time or shares of Rexahn common stock issuable pursuant to the Investor Warrants issued to Investors after the Effective Time. As a result, Ocuphire Securityholders and Rexahn Stockholders could own less of the combined company than currently contemplated. For example, assuming an Exchange Ratio of 4.3812 and Parent Cash Amount of $1.9 million, depending on the trading prices of Rexahn common stock on Nasdaq following the closing of the Pre-Merger Financing, the ownership percentage of pre-merger holders of Rexahn common stock could be between approximately 2.3% and 13.1% of the fully-diluted combined company equity securities. Rexahn Stockholders will not know the percentage of securities they will hold in the combined company at the time of the Rexahn special meeting.
The Exchange Ratio formula in the Merger Agreement is the quotient obtained by dividing the Ocuphire Merger Shares (defined below) by the Ocuphire Outstanding Shares (defined below), where:
•	“Aggregate Valuation” means the sum of (i) the Ocuphire Valuation, plus (ii) the Rexahn Valuation.
•
“Ocuphire Allocation Percentage” means the quotient (expressed as a percentage, with the percentage rounded to two decimal places) determined by dividing (i) the Ocuphire Valuation by (ii) the Aggregate Valuation.

•	“Ocuphire Merger Shares” means the product determined by multiplying (i) the Post-Closing Rexahn Shares by (ii) the Ocuphire Allocation Percentage.
•
“Ocuphire Outstanding Shares” means the total number of shares of Ocuphire capital stock outstanding immediately prior to the Effective Time expressed on a fully-diluted and as-converted to Ocuphire common stock basis, and assuming, without limitation or duplication, (i) the exercise of all Ocuphire Options outstanding as of immediately prior to the Effective Time, (ii) the conversion of all Ocuphire convertible notes and other outstanding indebtedness, (iii) the Closing of the Pre-Merger Financing and (iv) the issuance of shares of Ocuphire capital stock in respect of all other outstanding options, restricted stock awards, warrants or rights to receive such shares, whether conditional or unconditional and including any outstanding options, warrants or rights triggered by or associated with the consummation of the merger (but excluding any other shares of Ocuphire common stock reserved for issuance under the Ocuphire Pharma, Inc. 2018 Equity Incentive Plan, as amended (the “Ocuphire 2018 Plan”).
•	“Ocuphire Valuation” means $120,000,000.
•
“Rexahn Allocation Percentage” means the quotient (expressed as a percentage, with the percentage rounded to two decimal places) determined by dividing (i) the Rexahn Valuation by (ii) the Aggregate Valuation.

•
“Rexahn Outstanding Shares” means the total number of shares of Rexahn common stock outstanding immediately prior to the Effective Time expressed on a fully-diluted basis and as converted to Rexahn common stock basis, with any in-the-money Replacement Warrants calculated based on the treasury stock method, and (i) assuming, without limitation or duplication, the exercise of all Replacement Warrants (subject to sub-clause (ii)(e) below and the settlement in shares of each in-the-money Rexahn Option outstanding as of the Effective Time solely to the extent such Rexahn Option will not be canceled at or prior to the Effective Time or exercised prior thereto, and (ii) without regard to and excluding (a) any Rexahn Options canceled at or prior to the Effective Time, (b) any out-of-the-money Rexahn Options granted under the Rexahn 2003 Plan, (c) any Rexahn Warrants that have been or will be exercised, exchanged, cancelled and/or terminated before closing, (d) any out-of-the-money Rexahn Warrants (e) one-half of each share of Rexahn common stock underlying any out-of-the money Replacement Warrants, and (f) any shares of Rexahn common stock reserved for future issuance pursuant to Rexahn stock plans. A Rexahn Option or Rexahn Warrant is out-of-the-money if its exercise price is equivalent to or greater than $2.5025, and is in-the-money if its exercise price is less than such amount.

•
“Rexahn Valuation” means $20,000,000 (the “Rexahn Base Valuation”); provided, however, to the extent that (i) the Parent Cash Amount is less than $3,200,000, then the Rexahn Base Valuation shall be reduced by $150,000 for each $100,000 that the Parent Cash Amount as so determined is less than $3,200,000, subject to a minimum Rexahn valuation of $12,000,000; and (ii) the Parent Cash Amount is greater than $6,000,000, then the Rexahn Base Valuation shall be increased by $150,000 for each $100,000 that the Parent Cash Amount as so determined is greater than $6,000,000.

•	“Post-Closing Rexahn Shares” means the quotient determined by dividing (i) the Rexahn Outstanding Shares by (ii) the Rexahn Allocation Percentage.
Set forth below is a table illustrating the effect of the Parent Cash Amount on the Rexahn Valuation, Rexahn Allocation Percentage and Ocuphire Allocation Percentage for purposes of the Exchange Ratio formula assuming, in the case of a negative Parent Cash Amount, Ocuphire waives the closing condition that the Parent Cash Amount equal at least $0:
Parent Cash Amount ($)	Rexahn Valuation ($)	Rexahn Allocation Percentage	Ocuphire Allocation Percentage
3,200,000	20,000,000	14.29%	85.71%
3,100,000	19,850,000	14.19%	85.81%
3,000,000	19,700,000	14.10%	85.90%
2,900,000	19,550,000	14.01%	85.99%
2,800,000	19,400,000	13.92%	86.08%
2,700,000	19,250,000	13.82%	86.18%
2,600,000	19,100,000	13.73%	86.27%
2,500,000	18,950,000	13.64%	86.36%
2,400,000	18,800,000	13.54%	86.46%
2,300,000	18,650,000	13.45%	86.55%
2,200,000	18,500,000	13.36%	86.64%
2,100,000	18,350,000	13.26%	86.74%

Parent Cash Amount ($)	Rexahn Valuation ($)	Rexahn Allocation Percentage	Ocuphire Allocation Percentage
2,000,000	18,200,000	13.17%	86.83%
1,900,000	18,050,000	13.07%	86.93%
1,800,000	17,900,000	12.98%	87.02%
1,700,000	17,750,000	12.89%	87.11%
1,600,000	17,600,000	12.79%	87.21%
1,500,000	17,450,000	12.70%	87.30%
1,400,000	17,300,000	12.60%	87.40%
1,300,000	17,150,000	12.50%	87.50%
1,200,000	17,000,000	12.41%	87.59%
1,100,000	16,850,000	12.31%	87.69%
1,000,000	16,700,000	12.22%	87.78%
900,000	16,550,000	12.12%	87.88%
800,000	16,400,000	12.02%	87.98%
700,000	16,250,000	11.93%	88.07%
600,000	16,100,000	11.83%	88.17%
500,000	15,950,000	11.73%	88.27%
400,000	15,800,000	11.63%	88.37%
300,000	15,650,000	11.54%	88.46%
200,000	15,500,000	11.44%	88.56%
100,000	15,350,000	11.34%	88.66%
0	15,200,000	11.24%	88.76%
-100,000	15,050,000	11.14%	88.86%
-200,000	14,900,000	11.05%	88.95%
-300,000	14,750,000	10.95%	89.05%
-400,000	14,600,000	10.85%	89.15%
-500,000	14,450,000	10.75%	89.25%
-600,000	14,300,000	10.65%	89.35%
-700,000	14,150,000	10.55%	89.45%
-800,000	14,000,000	10.45%	89.55%
-900,000	13,850,000	10.35%	89.65%
-1,000,000	13,700,000	10.25%	89.75%
-1,100,000	13,550,000	10.15%	89.85%
-1,200,000	13,400,000	10.04%	89.96%
-1,300,000	13,250,000	9.94%	90.06%
-1,400,000	13,100,000	9.84%	90.16%
-1,500,000	12,950,000	9.74%	90.26%
-1,600,000	12,800,000	9.64%	90.36%
-1,700,000	12,650,000	9.54%	90.46%
-1,800,000	12,500,000	9.43%	90.57%
-1,900,000	12,350,000	9.33%	90.67%
-2,000,000	12,200,000	9.23%	90.77%
-2,100,000 or less	12,050,000	9.13%	90.87%
No fractional shares of Rexahn common stock will be issuable to Ocuphire Stockholders pursuant to the merger. Instead, each Ocuphire Stockholder who would otherwise be entitled to receive a fraction of a share of Rexahn common stock, after aggregating all fractional shares of Rexahn common stock issuable to such stockholder, will be entitled to receive in cash the dollar amount, rounded to the nearest whole cent, without interest, determined by multiplying such fraction by the Rexahn Closing Price.

Procedures for Exchanging Ocuphire Stock Certificates
The Merger Agreement provides that, at the Effective Time, Rexahn will deposit with an exchange agent acceptable to Rexahn and Ocuphire evidence of book-entry shares representing the shares of Rexahn common stock issuable to Ocuphire Stockholders and a sufficient amount of cash to make payments in lieu of fractional shares.
The Merger Agreement provides that, promptly after the Effective Time, the exchange agent will mail to each record holder of Ocuphire common stock immediately prior to the Effective Time a letter of transmittal and instructions for surrendering and exchanging Ocuphire stock certificates or transfer of book-entry shares held by such record holder in exchange for book-entry shares of Rexahn common stock. Upon surrender of an Ocuphire stock certificate or transfer of book-entry shares for exchange to the exchange agent, together with a duly signed letter of transmittal and such other documents as the exchange agent or Rexahn may reasonably require, the Ocuphire stock certificate or book-entry share surrendered will be cancelled and the holder of such Ocuphire stock certificate or book-entry share will be entitled to receive the following:
•	book-entry shares representing the number of whole shares of Rexahn common stock that such holder has the right to receive pursuant to the provisions of the Merger Agreement, and
•	cash in lieu of any fractional share of Rexahn common stock.
From and after the Effective Time, until it is surrendered, each certificate or book-entry share that previously evidenced shares of Ocuphire common stock will be deemed to represent only the right to receive shares of Rexahn common stock, and cash in lieu of any fractional share of Rexahn common stock.
If any Ocuphire stock certificate has been lost, stolen or destroyed, Rexahn may, in its discretion, and as a condition precedent to the delivery of any book-entry shares of Rexahn common stock, require the owner of such lost, stolen or destroyed certificate to provide an affidavit claiming such certificate has been lost, stolen or destroyed and, at Rexahn’s discretion, may also require such owner to indemnify Rexahn against any claim suffered by Rexahn related to the lost, stolen or destroyed certificate or any Rexahn common stock issued in exchange thereof as Rexahn may reasonably request.
Rexahn will not pay dividends or other distributions on any shares of Rexahn common stock to be issued in exchange for shares of Ocuphire common stock represented by any unsurrendered Ocuphire stock certificate or book-entry share until such Ocuphire stock certificate is surrendered, or book-entry share transferred, as provided in the Merger Agreement.
Minimum Parent Cash Amount
Ocuphire’s obligation to complete the merger is conditioned on Rexahn having a Parent Cash Amount of $0 or more on the Anticipated Closing Date (as calculated pursuant to the terms of the Merger Agreement.) The Closing could be delayed if Ocuphire and Rexahn are not able to agree upon the Parent Cash Amount. Furthermore, the Exchange Ratio is subject to adjustment to the extent the Parent Cash Amount on the Anticipated Closing Date is less than $3.2 million or more than $6.0 million, with such adjustments being made based on every $100,000 that the Parent Cash Amount is less than $3.2 million or more than $6.0 million.
Under the Merger Agreement, “Parent Cash Amount” is defined as (i) the sum of Rexahn’s cash and cash equivalents, short-term investments, accrued investment interest receivable, and any prepaid refundable deposits of Rexahn, less (ii) the sum of Rexahn’s accounts payable and accrued expenses, less (iii) all liabilities of Rexahn to any current or former officer, director, employee, consultant or independent contractor, including change of control payments, retention payments, severance and other related termination costs, or other payments pursuant to any of Rexahn’s benefit plans, less (iv) any bona fide current liabilities of Rexahn payable in cash, less (v) any Rexahn transaction expenses, less (vi) the Estimated Warrant Amount to be calculated approximately 10 days prior to Closing in accordance with the terms of the Merger Agreement, and plus (vii) $200,000; in each case, as of such applicable date and determined in a manner consistent with the manner in which such items were historically determined and in accordance with Rexahn’s audited financial statements and Rexahn’s unaudited interim balance sheet. In addition, under the terms of the Merger Agreement, the Parent Cash Amount will be increased by $1.00 for each share of Rexahn common stock underlying any outstanding Rexahn warrant that is exchanged and terminated in exchange for a newly issued share of Rexahn common stock between the date of execution of the Merger Agreement and the Effective Time.

The estimated liabilities associated with Rexahn’s outstanding warrants will be impacted by, among other things, the closing trading price of a share of Rexahn common stock on Nasdaq on the calculation date, with such estimated warrant liabilities increasing as the trading price increases and decreasing as the trading price decreases.
Rexahn’s Parent Cash Amount on the Anticipated Closing Date is subject to numerous factors, many of which are outside of Rexahn’s control. If Rexahn’s Parent Cash Amount on the Anticipated Closing Date is less than $0, based on the manner of calculating Parent Cash Amount pursuant to the Merger Agreement, Rexahn would be unable to satisfy a closing condition for the merger, in which case Ocuphire could elect to waive the condition or choose to not consummate the merger. Furthermore, the Exchange Ratio at the Closing will be subject to adjustment to the extent that Rexahn’s Parent Cash Amount is less than $3.2 million or above $6.0 million (and as a result, Rexahn Stockholders and Ocuphire Stockholders could own more or less of the combined company), as described under the section entitled “The Merger—Merger Consideration and Exchange Ratio.”
Effective Time of the Merger
The Merger Agreement requires the parties to consummate the merger as promptly as practicable (and in any event within three business days) after all of the conditions to the consummation of the merger contained in the Merger Agreement are satisfied or waived. The merger will become effective upon the filing of a certificate of merger with the Secretary of State of the State of Delaware or at such later time as is agreed by Rexahn and Ocuphire and specified in the certificate of merger. Neither Rexahn nor Ocuphire can predict the exact timing of the consummation of the merger.
Regulatory Approvals
In the United States, Rexahn must comply with applicable federal and state securities laws and the rules and regulations of Nasdaq in connection with the issuance of shares of Rexahn common stock and the filing of this proxy statement/prospectus/information statement with the SEC.
Litigation Related to the Merger
On July 31, 2020, a putative stockholder class action was filed in the Court of Chancery of the State of Delaware styled Stahlman v. Rexahn Pharmaceuticals, Inc., et al., Case No. 2020-0639. Additionally, on August 3, 2020, a putative stockholder class action was filed in the United States District Court for the District of Delaware styled Thompson v. Rexahn Pharmaceuticals, Inc., et al., Case No. 1:20-cv-01036-UNA (D. Del). On August 7, 2020 and August 17, 2020, putative stockholder class actions were filed in the United States District Court for the Southern District of New York styled, respectively, Manes v. Rexahn Pharmaceuticals, Inc., et al., Case No. 1:20-cv-06227 (S.D.N.Y.) and Talsma v. Rexahn Pharmaceuticals, Inc., et al Case No. 1:20-cv-06541 (S.D.N.Y). On August 18, 2020, a putative stockholder class action was filed in the United States District Court for the Eastern District of New York styled Juilfs v. Rexahn Pharmaceuticals, Inc., et al Case No. 1:20-cv-03780 (E.D.N.Y.) (together with the Stahlman, Thompson, Manes and Talsma actions, the “Stockholder Actions”). The Stockholder Actions assert claims against Rexahn and members of the Rexahn Board (the “Individual Defendants”).
The Stahlman and Manes complaints allege that the Individual Defendants breached their fiduciary duties owed to the Rexahn stockholders. The Thompson, Manes, Juilfs and Talsma complaints allege that Rexahn and the Individual Defendants violated Section 14(a) of the Exchange Act, and Rule 14a-9 promulgated thereunder, by failing to disclose in the initial Registration Statement on Form S-4 that Rexahn filed with the SEC on July 6, 2020 (File No. 333-239702) (the “Initial Registration Statement”) certain information regarding, among other things, financial projections for Rexahn and Ocuphire, the valuation analyses performed by Oppenheimer in support of its fairness opinion and the process leading to the execution of the Merger Agreement. The Thompson, Manes, Juilfs and Talsma complaints also allege that the Individual Defendants violated Section 20(a) of the Exchange Act, as control persons who had the ability to prevent the Initial Registration Statement from being false and misleading. The Stockholder Actions seek, among other things, an injunction preventing consummation of the merger, an award of damages, and an award of costs and expenses, including attorneys’ fees.
Additionally, on August 6, 2020, another party sent a letter to Rexahn’s counsel demanding that Rexahn and the Individual Defendants amend the Initial Registration Statement to provide additional disclosures that the party alleges were improperly omitted from the Initial Registration Statement in violation of Sections 14(a) and 20(a) of the Exchange Act, including certain information regarding financial data and the background and process leading to the execution of the Merger Agreement (the “Demand Letter”).
Rexahn intends to defend against the Stockholder Actions and the Demand Letter, however it is reasonably possible that a loss may be incurred. At this time, Rexahn is unable to estimate the potential loss or range of losses.
Material U.S. Federal Income Tax Consequences of the Merger
The following is a discussion of the material U.S. federal income tax consequences of the merger to U.S. Holders (as defined below) who exchange their Ocuphire common stock for Rexahn common stock in the merger. The discussion does not purport to be a complete analysis of all potential tax effects to such a U.S. Holder. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not addressed in this discussion. This discussion is based on the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a U.S. Holder. This discussion assumes that the merger will be consummated in accordance with the Merger Agreement and as described in this proxy statement/prospectus/information statement.
This discussion is limited to U.S. Holders that hold Ocuphire common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a U.S. Holder’s particular circumstances, including the impact of the alternative minimum tax or the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to U.S. Holders subject to special rules, including, without limitation:
•	U.S. expatriates and former citizens or long-term residents of the United States;
•	U.S. Holders whose functional currency is not the U.S. dollar;
•	persons holding Ocuphire common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;
•	banks, insurance companies, and other financial institutions;
•	real estate investment trusts or regulated investment companies;
•	brokers, dealers or traders in securities;
•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;
•	S corporations, partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);
•	persons for whom Ocuphire common stock constitutes “qualified small business stock” within the meaning of Section 1202 of the Code or as “Section 1244 stock” for purposes of Section 1244 of the Code;
•	tax-exempt organizations or governmental organizations;
•
persons subject to special tax accounting rules as a result of any item of gross income with respect to Ocuphire common stock being taken into account in an “applicable financial statement” (as defined in the Code);

•	persons deemed to sell Ocuphire common stock under the constructive sale provisions of the Code;
•	persons who hold or received Ocuphire common stock pursuant to the exercise of any employee stock option or otherwise as compensation; and
•	tax-qualified retirement plans.
If an entity treated as a partnership for U.S. federal income tax purposes holds Ocuphire common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding Ocuphire common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.
IT IS RECOMMENDED THAT HOLDERS CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE MERGER ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.
For purposes of this discussion, a U.S. Holder is a beneficial owner of Ocuphire common stock that, for U.S. federal income tax purposes, is:
•	an individual who is a citizen or resident of the United States;
•	a corporation, or entity treated as a corporation, created or organized under the laws of the United States, any state thereof, or the District of Columbia;
•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or
•
a trust that (i) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) over all of its substantial decisions or (ii) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

U.S. Federal Income Tax Consequences of the Merger to U.S. Holders of Ocuphire Common Stock
Subject to the Tax Opinion Representations and Assumptions (i) in the opinion of Honigman, the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and (ii) the discussion contained herein under the section “The Merger—Material U.S. Federal Income Tax Consequences of the Merger” pertaining to the U.S. federal income tax consequences of the merger, insofar as such discussion constitutes statements of U.S. federal income tax law or legal conclusions, represents Honigman’s opinion as to the material U.S. federal income tax consequences of the merger to U.S. Holders of Ocuphire common stock (together, the “Tax Opinion”).
In rendering the Tax Opinion, Honigman assumes that: (i) the statements and facts concerning the merger set forth in this proxy statement/prospectus/information statement and in the Merger Agreement, are true and accurate in all respects, and that the merger will be completed in accordance with this proxy statement/prospectus/information statement and the merger agreement; (ii) the truth and accuracy of certain representations and covenants as to factual matters made by Rexahn, Ocuphire, and Merger Sub in the tax representation letters provided to counsel (the “Tax Representation Letters”); (iii) any representation made in the Merger Agreement or the Tax Representation Letters that are “to the best knowledge” (or similar qualification) of any person or party will be correct without such qualification; (iv) as to all matters for which a person or entity has represented, in the Merger Agreement or the Tax Representation Letters, that such person or entity is not a party to, does not have, or is not aware of, any plan, intention, understanding, or agreement, there is no such plan, intention, understanding, or agreement; and (v) that there will be no change in U.S. federal income tax rules or the interpretation thereof (collectively, the “Tax Opinion Representations and Assumptions”). If any of these assumptions is inaccurate, the tax consequences of the merger could differ from those described in this proxy statement/prospectus/information statement. If any of the Tax Opinion Representations and Assumptions is incorrect, incomplete or inaccurate, or is violated, the validity of the Tax Opinion may be affected and the U.S. federal income tax consequences of the merger could differ from those described in this proxy statement/prospectus/information statement.
An opinion of counsel represents counsel’s best legal judgment but is not binding on the IRS or any court, and there can be no certainty that the IRS will not challenge the conclusions reflected in the Tax Opinion or that a court would not sustain such a challenge. Neither Rexahn nor Ocuphire intends to obtain a ruling from the IRS with respect to the tax consequences of the merger. If the IRS were to successfully challenge the status of the merger as a “reorganization” within the meaning of Section 368(a) of the Code, the U.S. federal income tax consequences would differ materially from those described in this proxy statement/prospectus/information statement.

Subject to the Tax Opinion Representations and Assumptions, in the opinion of Honigman:
•
a U.S. Holder of shares of Ocuphire common stock will not recognize any gain or loss upon the exchange of such shares for shares of Rexahn common stock in the merger, except with respect to cash received in lieu of fractional shares (as discussed below);

•
a U.S. Holder of shares of Ocuphire common stock will have a tax basis in the shares of Rexahn common stock received in the merger (including fractional shares deemed received and redeemed as described below) equal to the tax basis of the shares of Ocuphire common stock surrendered in exchange therefor;

•
a U.S. Holder of shares of Ocuphire common stock will have a holding period for the shares of Rexahn common stock received in the merger (including fractional shares deemed received and redeemed as described below) that includes its holding period for its shares of Ocuphire common stock surrendered in exchange therefor; and

•
if a U.S. Holder of shares of Ocuphire common stock acquired different blocks of shares of Ocuphire common stock at different times or at different prices, the shares of Rexahn common stock received in the merger (including fractional shares deemed received and redeemed as described below) will be allocated pro rata to each block of shares of Ocuphire common stock, and the basis and holding period of such shares of Rexahn common stock will be determined on a block-for-block approach depending on the basis and holding period of each block of shares of Ocuphire common stock exchanged for such shares of Rexahn common stock.

Cash in Lieu of Fractional Shares
A U.S. Holder that receives cash in lieu of a fractional share of Rexahn common stock in the merger will be treated as having received such fractional share and then as having received such cash in redemption of the fractional share. Gain or loss will be recognized based on the difference between the amount of cash received in lieu of the fractional share of Rexahn common stock and the portion of the U.S. Holder’s aggregate adjusted tax basis in the shares of Rexahn common stock surrendered that is allocable to the fractional share of Rexahn common stock deemed received. Such gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period for its shares of Ocuphire common stock exceeds one year at the Effective Time.
Tax Consequences if the Merger Fails to Qualify for the Intended Tax Treatment
If the merger does not qualify as a “reorganization” within the meaning of Section 368(a) of the Code, a U.S. Holder of Ocuphire common stock would recognize gain or loss for U.S. federal income tax purposes on each share of Ocuphire common stock surrendered in the merger in an amount equal to the difference between the fair market value, at the time of the merger, of the Rexahn common stock received in the merger (including any cash received in lieu of a fractional share) and such U.S. Holder’s tax basis in the Ocuphire common stock surrendered in the merger. Gain or loss must be calculated separately for each block of Ocuphire common stock exchanged by such U.S. Holder if such blocks were acquired at different times or for different prices. Any gain or loss recognized would be capital gain or loss, and would be long-term capital gain or loss if the U.S. Holder’s holding period in a particular block of Ocuphire common stock exceeds one year at the Effective Time of the merger. Long-term capital gain of non-corporate U.S. Holders (including individuals) is taxed at reduced U.S. federal income tax rates. The deductibility of capital losses is subject to limitations. A U.S. Holder’s tax basis in shares of Rexahn common stock received in the merger would be equal to the fair market value thereof as of the Effective Time of the merger, and such U.S. Holder’s holding period in such shares would begin on the day following the merger.
Information Reporting and Backup Withholding
If the merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, current Treasury Regulations require certain U.S. Holders who are “significant holders” of Ocuphire common stock to comply with certain reporting requirements. Under Treasury Regulation Section 1.368-3, a significant holder includes a person who transfers stock of a target corporation and receives stock of an acquirer in a reorganization transaction if, immediately before the exchange, such person owned at least one percent (by vote or value) of the total outstanding stock of the target corporation or had a basis in non-stock securities of the target corporation of at least $1,000,000. In either case, the statement must include, among other things, the significant transferor’s or significant holder’s, as applicable, tax basis in the target stock surrendered, the fair market value of such stock, the date of the merger, and the name and employer identification number of each party to the merger. U.S. Holders should consult their tax advisors to determine whether they are required to provide the foregoing statement.
In addition, a U.S. Holder may be subject to information reporting and backup withholding when such holder receives cash in lieu of fractional shares of Rexahn common stock in the merger. Certain U.S. Holders are exempt from backup withholding, including corporations and certain tax-exempt organizations. A U.S. Holder will be subject to backup withholding if such holder is not otherwise exempt and:
•	the holder fails to furnish the holder’s taxpayer identification number, which for an individual is ordinarily his or her social security number;
•	the holder furnishes an incorrect taxpayer identification number;
•	the applicable withholding agent is notified by the IRS that the holder previously failed to properly report payments of interest or dividends; or
•
the holder fails to certify under penalties of perjury that the holder has furnished a correct taxpayer identification number and that the IRS has not notified the holder that the holder is subject to backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS. U.S. Holders should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption.
The U.S. federal income tax consequences of the merger to a U.S. Holder are complex and will depend on such U.S. Holder’s personal tax situation. Accordingly, each U.S. Holder is strongly urged to consult its own tax advisor with respect to the specific tax consequences of the merger, taking into account its personal circumstances.
Nasdaq Listing
Rexahn common stock currently is listed on Nasdaq under the symbol “REXN.” Rexahn has agreed to use commercially reasonable efforts to (i) maintain its existing listing on Nasdaq until the Effective Time, (ii) to prepare and submit a Nasdaq notification form for the listing of the shares of Rexahn common stock to be issued in connection with the merger, and to cause such shares to be approved for listing (subject to official notice of issuance), (iii) to effect the Rexahn Reverse Stock Split and (iv) to file an initial listing application for the Rexahn common stock on Nasdaq and to cause such application to be approved prior to the Effective Time. In addition, under the Merger Agreement, each party’s obligation to complete the merger is subject to the satisfaction or waiver by each of the parties prior to the Closing of various conditions, including that the existing shares of Rexahn common stock must have been continually listed on Nasdaq, and Rexahn must have caused the shares of Rexahn common stock to be issued in the merger to be approved for listing on Nasdaq as of the Closing.
Rexahn has filed an initial listing application with Nasdaq pursuant to Nasdaq “business combination” rules. If such this application is accepted, Rexahn anticipates that the shares of Rexahn common stock will be listed on Nasdaq following the Closing under the trading symbol “OCUP.” In order to meet the requirements for listing on Nasdaq, the post-merger combined company will be required to satisfy Nasdaq’s initial listing requirements, including the financial and liquidity requirements for the applicable Nasdaq market tier upon which the post-merger combined company’s shares will trade following the merger. Due to recent changes in these listing requirements, certain Nasdaq market tiers and standards require companies seeking to list to demonstrate a minimum “Market Value of Unrestricted Publicly Held Shares” as of the effective time of the closing of a business combination. Per current Nasdaq rules and requirements, the “Market Value of Unrestricted Publicly Held Shares” may not include the value of any securities subject to resale restrictions, including the types of restrictions set forth in the Rexahn and Ocuphire lock-up agreements and leak-out agreements as further discussed in the sections entitled “Agreements Related to the Merger—Additional Lock-Up Agreements”, “Agreements Related to the Merger—Pre-Merger Financing—Financing Lock-Up Agreements” and “Agreements

Related to the Merger—Pre-Merger Financing—Leak-Out Agreements” in this proxy statement/prospectus/information statement. In addition, the Note Conversion Agreement contains a lock-up provision restricting the holders of Ocuphire convertible notes from selling any Conversion Shares for a period of 180 days following the effective date of the merger. However, with the prior written consent of Rexahn, Ocuphire may release any convertible noteholder in whole or in part of the restrictions set forth in the lock-up provision if necessary or desirable in connection the continued listing of Rexahn common stock on Nasdaq following the completion of the merger by providing such noteholder with written notice of the amount of Rexahn common stock released by the Ocuphire and Rexahn.
Anticipated Accounting Treatment
Although Rexahn is the legal acquirer and will issue shares of its common stock to effect the merger with Ocuphire, Ocuphire is considered the accounting acquirer. In accordance with the accounting guidance under ASU 2017-01, the merger is considered an asset acquisition. Accordingly, the assets and liabilities of Rexahn will be recorded as of the merger Closing date at the purchase price of the accounting acquirer, Ocuphire. Ocuphire will have to allocate the total purchase price among the individual net assets acquired on a fair value basis. Determination of fair value of certain assets acquired is dependent upon certain valuations that have yet to commence or progress to a stage where there is sufficient information for a definitive measurement. A final determination of these estimated fair values, which cannot be made prior to the completion of the transaction, will be based on the actual net tangible assets of Rexahn that exist as of the date of the completion of the transaction. Therefore, the actual purchase price allocation may differ from the amounts reflected in the unaudited pro forma condensed combined financial statements. The unaudited pro forma condensed consolidated financial statements include the accounts of Rexahn since the effective date of merger and Ocuphire since inception.
Appraisal Rights and Dissenters’ Rights
If the merger is completed, Ocuphire Stockholders who do not deliver a written consent approving the merger are entitled to appraisal rights under Section 262 of the DGCL (“Section 262”), provided that they comply with the conditions established by Section 262. Holders of Rexahn common stock are not entitled to appraisal rights under Delaware law in connection with the merger.
The discussion below is not a complete summary regarding an Ocuphire Stockholder’s appraisal rights under Delaware law and is qualified in its entirety by reference to the text of the relevant provisions of Delaware law, which is attached as Annex F. Ocuphire Stockholders intending to exercise appraisal rights should carefully review Annex F. Failure to follow precisely any of the statutory procedures set forth in Annex F may result in a termination or waiver of these rights. This summary does not constitute legal or other advice, nor does it constitute a recommendation that Ocuphire Stockholders exercise their appraisal rights under Delaware law.
Under Section 262, where a merger is adopted by stockholders by written consent in lieu of a meeting of stockholders pursuant to Section 228 of the DGCL, either the constituent corporation before the effective date of the merger or the surviving corporation, within 10 days after the effective date of the merger, must notify each stockholder of the constituent corporation entitled to appraisal rights of the approval of the merger, the effective date of the merger and that appraisal rights are available.
If the merger is completed, within 10 days after the effective date of the merger Ocuphire will notify Ocuphire Stockholders that the merger has been approved, the effective date of the merger and that appraisal rights are available to any Ocuphire Stockholder who has not approved the merger. Holders of shares of Ocuphire capital stock who desire to exercise their appraisal rights must deliver a written demand for appraisal to Ocuphire within 20 days after the date of mailing of that notice, and that stockholder must not have delivered a written consent approving the merger. A demand for appraisal must reasonably inform Ocuphire of the identity of the stockholder and that such stockholder intends thereby to demand appraisal of the shares of Ocuphire capital stock held by such stockholder. Failure to deliver a written consent approving the merger will not in and of itself constitute a written demand for appraisal satisfying the requirements of Section 262. All demands for appraisal should be addressed to Ocuphire Pharma, Inc., Mina Sooch, Attention: Secretary, and should be executed by, or on behalf of, the record holder of shares of Ocuphire capital stock. ALL DEMANDS MUST BE RECEIVED BY OCUPHIRE WITHIN 20 DAYS AFTER THE DATE OCUPHIRE MAILS A NOTICE TO OCUPHIRE STOCKHOLDERS NOTIFYING THEM THAT THE MERGER HAS BEEN APPROVED, THE

EFFECTIVE DATE OF THE MERGER AND THAT APPRAISAL RIGHTS ARE AVAILABLE TO ANY OCUPHIRE STOCKHOLDER WHO HAS NOT APPROVED THE MERGER.
If you are a Ocuphire Stockholder, and fail to deliver a written demand for appraisal within the time period specified above, you will be entitled to receive the merger consideration for your shares of Ocuphire capital stock as provided for in the Merger Agreement, but you will have no appraisal rights with respect to your shares of Ocuphire capital stock.
To be effective, a demand for appraisal by a holder of shares of Ocuphire capital stock must be made by, or in the name of, the registered stockholder, fully and correctly, as the stockholder’s name appears on the stockholder’s stock certificate(s). Beneficial owners who do not also hold the shares of record may not directly make appraisal demands to Ocuphire. The beneficial owner must, in these cases, have the registered owner, such as a broker, bank or other custodian, submit the required demand in respect of those shares. If shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of a demand for appraisal should be made by or for the fiduciary; and if the shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or for all joint owners. An authorized agent, including an authorized agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, he or she is acting as agent for the record owner. A record owner, such as a broker, who holds shares as a custodian for others, may exercise the record owner’s right of appraisal with respect to the shares held for one or more beneficial owners, while not exercising this right for other beneficial owners. In that case, the written demand should state the number of shares as to which appraisal is sought. Where no number of shares is expressly mentioned, the demand will be presumed to cover all shares held in the name of the record owner. In addition, the stockholder must continuously hold the shares of record from the date of making the demand through the Effective Time.
If you hold your shares of Ocuphire capital stock in a brokerage account or in other custodian form and you wish to exercise appraisal rights, you should consult with your bank, broker or other custodian to determine the appropriate procedures for the making of a demand for appraisal by the custodian.
At any time within 60 days after the Effective Time, any stockholder who has demanded an appraisal, but has neither commenced an appraisal proceeding or joined an appraisal proceeding as a named party, has the right to withdraw such stockholder’s demand and accept the terms of the merger by delivering a written withdrawal to Ocuphire. If, following a demand for appraisal, you have withdrawn your demand for appraisal in accordance with Section 262, you will have the right to receive the merger consideration for your shares of Ocuphire capital stock.
Within 120 days after the Effective Time, any stockholder who has delivered a demand for appraisal in accordance with Section 262 will, upon written request to the surviving corporation, be entitled to receive a written statement setting forth the aggregate number of shares not voted in favor of the Merger Agreement and with respect to which demands for appraisal rights have been received and the aggregate number of holders of these shares. This written statement will be mailed to the requesting stockholder within 10 days after the stockholder’s written request is received by the surviving corporation or within 10 days after expiration of the period for delivery of demands for appraisal, whichever is later. Within 120 days after the Effective Time, either the surviving corporation or any stockholder who has delivered a demand for appraisal in accordance with Section 262 may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares held by all such stockholders. Upon the filing of the petition by a stockholder, service of a copy of the petition must be made upon the surviving corporation. The surviving corporation has no obligation to file a petition in the Delaware Court of Chancery in the event there are dissenting stockholders, and Rexahn, which is expected to be the surviving corporation, has no present intent to file a petition in the Delaware Court of Chancery. Accordingly, the failure of a stockholder to file a petition within the period specified could nullify the stockholder’s previously written demand for appraisal.
If a petition for appraisal is duly filed by a stockholder and a copy of the petition is delivered to the surviving corporation, the surviving corporation will then be obligated, within 20 days after receiving service of a copy of the petition, to provide the Delaware Court of Chancery with a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their shares and with whom agreements as to the value of their shares have not been reached by the surviving corporation. After notice to dissenting stockholders who demanded appraisal of their shares, the Delaware Court of Chancery is empowered to conduct a hearing upon the petition, and to determine those stockholders who have complied with Section 262 and who have become entitled to the appraisal rights provided thereby. The Delaware Court of Chancery may require the stockholders who have demanded appraisal for their shares to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with that direction, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder.
After determination of the stockholders entitled to appraisal of their shares, the Delaware Court of Chancery will appraise the “fair value” of the shares owned by those stockholders. This value will be exclusive of any element of value arising from the accomplishment or expectation of the merger, but may include a fair rate of interest, if any, upon the amount determined to be the fair value. When the value is determined, the Delaware Court of Chancery will direct the payment of the value, with interest thereon accrued during the pendency of the proceeding, if the Delaware Court of Chancery so determines, to the stockholders entitled to receive the same, upon surrender by the holders of the certificates representing those shares. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter only upon the sum of (i) the difference, if any, between the amount so paid and the fair value of the shares subject to appraisal as determined by the Delaware Court of Chancery and (ii) interest theretofore accrued, unless paid at that time.
In determining fair value, and, if applicable, a fair rate of interest, the Delaware Court of Chancery is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.”
Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that this exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”
You should be aware that the fair value of your shares as determined under Section 262 could be more than, the same as, or less than the value that you are entitled to receive under the terms of the Merger Agreement.
Costs of the appraisal proceeding may be imposed upon the surviving corporation and the stockholders participating in the appraisal proceeding by the Delaware Court of Chancery as the Court deems equitable in the circumstances. Upon the application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. In the absence of such a determination of assessment, each party bears its own expenses. Any stockholder who had demanded appraisal rights will not, after the Effective Time, be entitled to vote shares subject to that demand for any purpose or to receive payments of dividends or any other distribution with respect to those shares, other than with respect to payment as of a record date prior to the Effective Time; however, if no petition for appraisal is filed within 120 days after the Effective Time, or if the stockholder delivers a written withdrawal of his or her demand for appraisal and an acceptance of the terms of the merger within 60 days after the Effective Time, then the right of that stockholder to appraisal will cease and that stockholder will be entitled to receive the merger consideration for shares of his or her Ocuphire capital stock pursuant to the Merger Agreement. Any withdrawal of a demand for appraisal made more than 60 days after the Effective Time may only be made with the written approval of the surviving corporation. No appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder without the approval of the court.
Failure to follow the steps required by Section 262 for perfecting appraisal rights may result in the loss of appraisal rights. In view of the complexity of Section 262, stockholders who may wish to dissent from the merger and pursue appraisal rights should consult their legal advisors.

THE MERGER AGREEMENT
The following is a summary of the material terms of the Merger Agreement. A copy of the Merger Agreement is attached as Annex A to this proxy statement/prospectus/information statement and is incorporated by reference into this proxy statement/prospectus/information statement. The Merger Agreement has been attached to this proxy statement/prospectus/information statement to provide you with information regarding its terms. It is not intended to provide any other factual information about Rexahn, Ocuphire or Merger Sub. The following description does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement. You should refer to the full text of the Merger Agreement for details of the merger and the terms and conditions of the Merger Agreement.
The Merger Agreement contains representations and warranties that Rexahn and Merger Sub, on the one hand, and Ocuphire, on the other hand, have made to one another as of specific dates. These representations and warranties have been made for the benefit of the other parties to the Merger Agreement and may be intended not as statements of fact but rather as a way of allocating the risk to one of the parties if those statements prove to be incorrect. In addition, the assertions embodied in the representations and warranties are qualified by information in confidential disclosure schedules exchanged by the parties in connection with signing the Merger Agreement. While Rexahn and Ocuphire do not believe that these disclosure schedules contain information required to be publicly disclosed under the applicable securities laws, other than information that has already been so disclosed, the disclosure schedules do contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the attached Merger Agreement. Accordingly, you should not rely on the representations and warranties as current characterizations of factual information about Rexahn and Ocuphire, because they were made as of specific dates, may be intended merely as a risk allocation mechanism between Rexahn, Merger Sub and Ocuphire and are modified by the disclosure schedules.
General
Under the Merger Agreement, at the Effective Time, Merger Sub will merge with and into Ocuphire, with Ocuphire surviving as a wholly owned subsidiary of Rexahn.
Merger Consideration
At the Effective Time:
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each share of Ocuphire common stock outstanding immediately prior to the Effective Time (excluding certain shares to be canceled pursuant to the Merger Agreement and shares held by holders of Ocuphire common stock who have exercised and perfected appraisal rights or dissenters’ rights as more fully described in the section entitled “The Merger—Appraisal Rights and Dissenters’ Rights” in this proxy statement/prospectus/information statement) will automatically be converted into the right to receive a number of shares of Rexahn common stock equal to the Exchange Ratio, subject to adjustment to account for the Rexahn Reverse Stock Split and as described below (prior to the Effective Time, the outstanding Ocuphire convertible notes will be converted into Ocuphire common stock and will participate in the merger on the same basis as the other shares of Ocuphire common stock); and

•
each option to purchase shares of Ocuphire common stock outstanding and unexercised immediately prior to the Effective Time will be assumed by Rexahn and will become an option, subject to vesting, to purchase shares of Rexahn common stock with the number of shares of Rexahn common stock underlying such options and the exercise prices for such options adjusted to reflect the Exchange Ratio and the Rexahn Reverse Stock Split.

The Exchange Ratio formula in the Merger Agreement is subject to adjustment based on the Parent Cash Amount on the Anticipated Closing Date. For example, if the Parent Cash Amount is $0, which is the minimum Parent Cash Amount that Rexahn is required to deliver on the Anticipated Closing Date to consummate the merger, then immediately following the Effective Time, Rexahn Stockholders would own approximately 11.2% of Rexahn common stock, and Ocuphire Securityholders would own, or hold rights to acquire, approximately 88.8% of Rexahn common stock, in each case calculated on a fully-diluted basis. The calculation of the Exchange Ratio under the Merger Agreement and post-closing ownership of Rexahn Stockholders are subject to adjustment based on an assumed value of Rexahn at Closing based on Rexahn’s Parent Cash Amount as of the Anticipated Closing Date. To the extent the Parent Cash Amount falls below $3.2 million or exceeds $6.0 million, Rexahn’s assumed value would be reduced or increased by $150,000 for every $100,000 below or above the thresholds referenced. According to the terms of the Merger Agreement, if the Parent Cash Amount on the Anticipated Closing Date is between $3.2 million and $6.0 million, then immediately following the consummation of the merger, Rexahn Stockholders would own approximately 14.3% of Rexahn common stock, and Ocuphire Securityholders would own, or hold rights to acquire, approximately 85.7% of Rexahn common stock, in each case, calculated on a fully-diluted basis. The adjustments in the Exchange Ratio formula in the Merger Agreement provide for incremental adjustments of $150,000 to the assumed value of Rexahn for every $100,000 that the Parent Cash Amount is less than $3.2 million or more than $6.0 million, with incremental upward adjustments to the Exchange Ratio to the extent that the Parent Cash Amount is less than $3.2 million and incremental downward adjustments to the Exchange Ratio to the extent that the Parent Cash Amount is more than $6.0 million. Based on Rexahn’s current estimates, Rexahn anticipates delivering a Parent Cash Amount between $1.9 million and $2.4 million assuming the Closing occurs by November 14, 2020, which is the end date set forth in the Merger Agreement; however, the final Parent Cash Amount will not be calculated until Closing, and may vary significantly depending on, among other things, Rexahn’s ability to control and correctly estimate its operating expenses, expenses relating to Rexahn’s ongoing litigation and the trading price of Rexahn common stock (and its impact on Rexahn’s estimated warrant liabilities, which are deducted from the Parent Cash Amount). If the Parent Cash Amount is $1.9 million on the Anticipated Closing Date, , then immediately following the Effective Time, Rexahn Stockholders would own approximately 13.1% of Rexahn common stock, and Ocuphire Securityholders would own, or hold rights to acquire, approximately 86.9% of Rexahn common stock, in each case calculated on a fully-diluted basis. If the Parent Cash Amount on the Anticipated Closing Date is less than $0, Rexahn would be unable to satisfy a closing condition for the merger, and the merger would not close unless Ocuphire waives such condition. Under the terms of the Merger Agreement, Rexahn Stockholders’ ownership percentage in the combined company is subject to a floor of approximately 9.1% regardless of the Parent Cash Amount on the Anticipated Closing Date, assuming Ocuphire waives the minimum Parent Cash Amount condition at or prior to Closing. These ownership percentages give effect to the shares of Ocuphire common stock that will be issued to Investors in the Pre-Merger Financing prior to the Effective Time, but do not account for any additional shares of Rexahn common stock that may be issued to Investors following the Effective Time or shares of Rexahn common stock issuable pursuant to the Investor Warrants issued to Investors after the Effective Time. As a result, Ocuphire Securityholders and Rexahn Stockholders could own less of the combined company than currently contemplated. For example, assuming an Exchange Ratio of 4.3812 and Parent Cash Amount of $1.9 million, depending on the trading prices of Rexahn common stock on Nasdaq following the closing of the Pre-Merger Financing, the ownership percentage of pre-merger holders of Rexahn common stock could be between approximately 2.3% and 13.1% of the fully-diluted combined company equity securities. Rexahn Stockholders will not know the percentage of securities they will hold in the combined company at the time of the Rexahn special meeting.
The Exchange Ratio formula is the quotient obtained by dividing the Ocuphire Merger Shares (defined below) by the Ocuphire Outstanding Shares (defined below), where:
•	“Aggregate Valuation” means the sum of (i) the Ocuphire Valuation, plus (ii) the Rexahn Valuation.
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“Ocuphire Allocation Percentage” means the quotient (expressed as a percentage, with the percentage rounded to two decimal places) determined by dividing (i) the Ocuphire Valuation by (ii) the Aggregate Valuation.

•	“Ocuphire Merger Shares” means the product determined by multiplying (i) the Post-Closing Rexahn Shares by (ii) the Ocuphire Allocation Percentage.
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“Ocuphire Outstanding Shares” means the total number of shares of Ocuphire capital stock outstanding immediately prior to the Effective Time expressed on a fully-diluted and as-converted to Ocuphire common stock basis, and assuming, without limitation or duplication, (i) the exercise of all Ocuphire Options outstanding as of immediately prior to the Effective Time, (ii) the conversion of all Ocuphire convertible notes and other outstanding indebtedness, (iii) the closing of the Pre-Merger Financing and (iv) the issuance of shares of Ocuphire capital stock in respect of all other outstanding options, restricted stock awards, warrants or rights to receive such shares, whether conditional or unconditional and including any outstanding options, warrants or rights triggered by or associated with the consummation of the merger (but excluding any other shares of Ocuphire common stock reserved for issuance under the Ocuphire 2018 Plan).

•	“Ocuphire Valuation” means $120,000,000.
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“Rexahn Allocation Percentage” means the quotient (expressed as a percentage, with the percentage rounded to two decimal places) determined by dividing (i) the Rexahn Valuation by (ii) the Aggregate Valuation.

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“Rexahn Outstanding Shares” means the total number of shares of Rexahn common stock outstanding immediately prior to the Effective Time expressed on a fully-diluted basis and as converted to Rexahn common stock basis, with any in-the-money Replacement Warrants calculated based on the treasury stock method, and (i) assuming, without limitation or duplication, the exercise of all Replacement Warrants (subject to sub-clause (ii)(e) below and the settlement in shares of each in-the-money Rexahn Option outstanding as of the Effective Time solely to the extent such Rexahn Option will not be canceled at or prior to the Effective Time or exercised prior thereto, and (ii) without regard to and excluding (a) any Rexahn Options canceled at or prior to the Effective Time, (b) any out-of-the-money Rexahn Options granted under the Rexahn 2003 Plan, (c) any Rexahn Warrants that have been or will be exercised, exchanged, cancelled and/or terminated before closing, (d) any out-of-the-money Rexahn Warrants, (e) one-half of each share of Rexahn common stock underlying any out-of-the money Replacement Warrants and (f) any shares of Rexahn common stock reserved for future issuance pursuant to Rexahn stock plans. A Rexahn Option, Rexahn Warrant and Replacement Warrant is out-of-the -money if its exercise price is equivalent to or greater than $2.5025, and is in-the-money if its exercise price is less than such amount.

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“Rexahn Valuation” means the Rexahn Base Valuation; provided, however, to the extent that (i) the Parent Cash Amount is less than $3,200,000, then the Rexahn Base Valuation shall be reduced by $150,000 for each $100,000 that the Parent Cash Amount as so determined is less than $3,200,000, subject to a minimum Rexahn valuation of $12,000,000; and (ii) the Parent Cash Amount is greater than $6,000,000, then the Rexahn Base Valuation shall be increased by $150,000 for each $100,000 that the Parent Cash Amount as so determined is greater than $6,000,000.

•	“Post-Closing Rexahn Shares” means the quotient determined by dividing (i) the Rexahn Outstanding Shares by (ii) the Rexahn Allocation Percentage.
No fractional shares of Rexahn common stock will be issuable to Ocuphire Stockholders pursuant to the merger. Instead, each Ocuphire Stockholder who would otherwise be entitled to receive a fraction of a share of Rexahn common stock, after aggregating all fractional shares of Rexahn common stock issuable to such stockholder, will be entitled to receive in cash the dollar amount, rounded to the nearest whole cent, without interest, determined by multiplying such fraction by the Rexahn Closing Price.
Minimum Parent Cash Amount
Ocuphire’s obligation to complete the merger is conditioned on Rexahn having a Parent Cash Amount of $0 or more on the Anticipated Closing Date (as calculated pursuant to the terms of the Merger Agreement.) The Closing could be delayed if Ocuphire and Rexahn are not able to agree upon the Parent Cash Amount. Furthermore, the Exchange Ratio is subject to adjustment to the extent the Parent Cash Amount on the Anticipated Closing Date is less than $3.2 million or more than $6.0 million, with such adjustments being made based on every $100,000 that the Parent Cash Amount is less than $3.2 million or more than $6.0 million.
Under the Merger Agreement, “Parent Cash Amount” is defined as (i) the sum of Rexahn’s cash and cash equivalents, short-term investments, accrued investment interest receivable, and any prepaid refundable deposits of Rexahn, less (ii) the sum of Rexahn’s accounts payable and accrued expenses, less (iii) all liabilities of Rexahn to any current or former officer, director, employee, consultant or independent contractor, including change of control payments, retention payments, severance and other related termination costs, or other payments pursuant to any of Rexahn’s benefit plans, less (iv) any bona fide current liabilities of Rexahn payable in cash, less (v) any Rexahn transaction expenses, less (vi) the Estimated Warrant Amount to be calculated approximately 10 days prior to Closing in accordance with the terms of the Merger Agreement, and plus (vii) $200,000; in each case, as of such applicable date and determined in a manner consistent with the manner in which such items were historically determined and in accordance with Rexahn’s audited financial statements and Rexahn’s unaudited interim balance sheet. In addition, under the terms of the Merger Agreement, the Parent Cash Amount will be increased by $1.00 for each share of Rexahn common stock underlying any outstanding Rexahn warrant that is exchanged and terminated in exchange for a newly issued share of Rexahn common stock between the date of execution of the Merger Agreement and the Effective Time.
The estimated liabilities associated with Rexahn’s outstanding warrants will be impacted by, among other things, the closing trading price of a share of Rexahn common stock on Nasdaq on the calculation date, with such estimated warrant liabilities increasing as the trading price increases and decreasing as the trading price decreases.
Rexahn’s Parent Cash Amount on the Anticipated Closing Date is subject to numerous factors, many of which are outside of Rexahn’s control. If Rexahn’s Parent Cash Amount on the Anticipated Closing Date is less than $0, based on the manner of calculating Parent Cash Amount pursuant to the Merger Agreement, Rexahn would be unable to satisfy a closing condition for the merger, in which case Ocuphire could elect to waive the condition or choose to not consummate the merger. Furthermore, the Exchange Ratio at the Closing will be subject to adjustment to the extent that Rexahn’s Parent Cash Amount is less than $3.2 million or above $6.0 million (and as a result, Rexahn Stockholders and Ocuphire Stockholders could own more or less of the combined company).
Treatment of Rexahn Options and Warrants
Rexahn Options
Prior to the Closing, the Rexahn Board will adopt appropriate resolutions and take all other actions necessary and appropriate to provide that each 2013 Rexahn Option will be accelerated in full effective as of immediately prior to the Effective Time. Effective as of the Effective Time, each outstanding and unexercised 2013 Rexahn Option having an exercise price per share less than the Rexahn Closing Price will be automatically exercised in full and, in exchange therefor, each former holder of any such automatically exercised 2013 Rexahn Options will be entitled to receive, subject to required tax withholding (if any), a number of shares of Rexahn common stock calculated by dividing (a) the product of (i) the total number of shares of Rexahn common stock previously subject to such 2013 Rexahn Option, and (ii) the excess of the Rexahn Closing Price over the exercise price per share of the Rexahn common stock previously subject to such 2013 Rexahn Option by (b) the Rexahn Closing Price. Each outstanding and unexercised 2013 Rexahn Option that has an exercise price equal to or greater than the Rexahn Closing Price will be terminated and cease to exist as of immediately prior to the Effective Time for no consideration.
At the Effective Time, each outstanding, unexercised and unvested 2003 Rexahn Option shall survive the Closing and remain outstanding in accordance with its terms.
Rexahn Warrants
Warrants to purchase shares of Rexahn common stock will remain outstanding according to their terms, and will, in connection with the consummation of the merger and the other transactions contemplated by the Merger Agreement, become exchangeable at the option of the holder for cash in an amount equal to the Black-Scholes value of such warrant calculated as set forth therein and in accordance with their respective terms. The number of shares of Rexahn common stock underlying warrants and the exercise prices for such warrants will be appropriately adjusted to reflect the Rexahn Reverse Stock Split. Under the Merger Agreement, Rexahn is permitted to exchange or modify outstanding Rexahn warrants for (i) newly issued shares of Rexahn common stock without obtaining Ocuphire’s prior consent and (ii) Replacement Warrants or in-the-money Rexahn securities with the prior consent of Ocuphire. In addition, the Parent Cash Amount will be increased by $1.00 for each share of Rexahn common stock underlying any outstanding Rexahn warrant that is exchanged and terminated in exchange for a newly issued share of Rexahn common stock between the date of execution of the Merger Agreement and the Effective Time. Any newly issued shares of Rexahn common stock and in-the-money Replacement Warrants will be counted toward Rexahn’s fully diluted shares outstanding for purposes of calculating the Exchange Ratio, and one-half of any out-of-the-money Replacement Warrants will be counted toward such amount. A Replacement Warrant will be out-of-the-money if its exercise price is equivalent to or greater than $2.5025, and will be in-the-money if its exercise price is less than such amount.
Treatment of Ocuphire Options
At the Effective Time, each option to purchase shares of Ocuphire capital stock outstanding and unexercised immediately prior to the Effective Time, whether or not vested, will be converted into an option to purchase shares of Rexahn common stock. From and after the Effective Time, each Ocuphire option assumed by Rexahn may be exercised for such number of shares of Rexahn common stock as is determined by multiplying the number of shares of Ocuphire common stock subject to the option by the Exchange Ratio and rounding that result down to the nearest whole number of shares of Rexahn common stock. The per share exercise price of the converted option will be determined by dividing the existing per share exercise price of the option by the Exchange Ratio and rounding that result up to the nearest whole cent. Any restrictions on the exercise of any Ocuphire option assumed by Rexahn will continue following the conversion and the term, exercisability, vesting schedules and other provisions of assumed Ocuphire options will generally remain unchanged; provided, that any Ocuphire options assumed by Rexahn may be subject to adjustment to reflect definitional changes in the applicable terms of the Ocuphire options to reference Rexahn or Rexahn common stock, changes in Rexahn’s capitalization or other similar corporate events that relate to Rexahn or Rexahn common stock after the Effective Time and that the Rexahn Board will succeed to the authority of the Ocuphire Board with respect to each assumed Ocuphire option.
Directors and Officers of Rexahn Following the Merger
Pursuant to the Merger Agreement, each of the current directors and officers of Rexahn who will not continue as directors or officers of Rexahn or the combined company following the consummation of the merger, shall resign effective upon the Closing. Following the Closing, the Rexahn Board is expected to be comprised of seven directors. Pursuant to the terms of the Merger Agreement, one such director will be designated by Rexahn, and six of such directors will be designated by Ocuphire. It is anticipated that Richard J. Rodgers will remain as a director of Rexahn following the Closing, and that all other current Rexahn directors will resign as of the Effective Time. Mr. Rodgers shall appoint the remaining directors to the Rexahn Board to fill the resulting vacancies. Cam Gallagher is expected to be appointed to the board as Chair of the board of directors. It is anticipated that, in addition to Mina Sooch, Sean Ainsworth, Alan R. Meyer, James S. Manuso and Cam Gallagher, one additional director to be designated by Ocuphire prior to the Closing will be appointed to the board of the combined company. It is anticipated that Rexahn’s executive officers upon the Closing will be Mina Sooch, President and Chief Executive Officer and Bernhard Hoffmann, VP of Corporate Development & Finance.
Amendments to the Rexahn Certificate of Incorporation
Stockholders of record of Rexahn common stock on the Record Date for the Rexahn special meeting will also be asked to approve Proposal Nos. 2 and 3, which include a series of alternative amendments to the Rexahn Certificate of Incorporation to effect the Rexahn Reverse Stock Split and the Rexahn Name Change, in each case, in connection with consummation of the merger, each of which requires the affirmative vote of holders of shares representing a majority of all shares of Rexahn common stock outstanding on the Record Date for the Rexahn special meeting and entitled to vote thereon.
Conditions to the Completion of the Merger
Each party’s obligation to complete the merger is subject to the satisfaction or waiver by each of the parties, at or prior to the merger, of various conditions, which include the following:
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there must not have been issued, and remain in effect, any temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the merger or any of the other transactions contemplated by the Merger Agreement by any court of competent jurisdiction or other governmental entity of competent jurisdiction, and no law, statute, rule, regulation, ruling or decree shall be in effect which has the effect of making the consummation of the merger or any of the other transactions contemplated by the Merger Agreement illegal;

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receiving the “required Ocuphire stockholder approval,” whereby the holders of a majority of the outstanding shares of Ocuphire common stock must have adopted and approved the Merger Agreement and the transactions contemplated by the Merger Agreement;

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receiving the “required Rexahn stockholder approval,” whereby (i) the holders of a majority of the shares of Rexahn common stock outstanding on the Record Date for the Rexahn special meeting and entitled to vote thereon must have approved Proposal Nos. 2 and 3 and (ii) the holders of a majority in interest of the holders of Rexahn common stock present in person or by proxy at the Rexahn special meeting and entitled to thereon must have approved Proposal Nos. 1 and 5;

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the existing shares of Rexahn common stock must have been continually listed on Nasdaq through the date of the Closing, the approval of the listing of additional shares of Rexahn common stock on Nasdaq must have been obtained, and Rexahn must have caused the shares of Rexahn common stock to be approved for initial listing on Nasdaq (subject to official notice of issuance) as of the Closing; and

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the registration statement on Form S-4, of which this proxy statement/prospectus/information statement is a part, must have been declared effective by the SEC in accordance with the Securities Act and must not be subject to any stop order or proceeding, or any proceeding threatened by the SEC, seeking a stop order that has not been withdrawn.

In addition, each party’s obligation to complete the merger is subject to the satisfaction or waiver by that party of the following additional conditions:
•
the representations and warranties regarding certain matters related to organization, authority, capitalization and financial advisors of the other party in the Merger Agreement must be true and correct in all material respects on the date of the Merger Agreement and on the date of the Closing with the same force and effect as if made on the date on which the merger is to be completed or, if such representations and warranties address matters as of a particular date, then as of that particular date;

•
the remaining representations and warranties of the other party in the Merger Agreement must be true and correct on the date of the Merger Agreement and on the date of the Closing with the same force and effect as if made on the date on which the merger is to be completed or, if such representations and warranties address matters as of a particular date, then as of that particular date, except in each case, or in the aggregate, where the failure to be so true and correct would not reasonably be expected to have a Company Material Adverse Effect or Parent Material Adverse Effect (defined below), as applicable (without giving effect to any references therein to any Company Material Adverse Effect or Parent Material Adverse Effect, as applicable, or other materiality qualifications);

•
the other party to the Merger Agreement must have performed or complied with in all material respects all of such party’s agreements and covenants required to be performed or complied with by it under the Merger Agreement at or prior to the Effective Time; and

•	the other party must have delivered certain certificates and other documents required under the Merger Agreement for the Closing.
In addition, the obligation of Rexahn and Merger Sub to complete the merger is further subject to the satisfaction or waiver of the following conditions:
•
there shall have been no change, circumstance, condition, development, effect, event, occurrence, result or state of fact that, considered together with all other such change, circumstance, financial condition, development, effect, event, occurrence, result or state of fact that have occurred prior to the applicable date of determination has or would reasonably be expected to have a material adverse effect on the business, condition, assets, liabilities or results of operations of Ocuphire or its subsidiaries, or ability to consummate the transactions contemplated by the Merger Agreement, taken as a whole (a “Company Material Adverse Effect”); provided none of the following shall be taken into account for purposes of determining whether a Company Material Adverse Effect shall have occurred:

•
general business, economic or political conditions affecting the industries in which Ocuphire or Rexahn, as applicable, operates, except to the extent disproportionately affecting Ocuphire relative to other similarly situated companies;

•	any natural disaster or any acts of war, armed hostilities or terrorism, except to the extent disproportionately affecting Ocuphire relative to other similarly situated companies;
•	changes in financial, banking or securities markets, except to the extent disproportionately affecting Ocuphire relative to other similarly situated companies;
•	any change in, or any compliance with or action taken for the purpose of complying with, applicable laws or U.S. GAAP, or interpretations thereof;
•	the taking of any action, or failure to take any action, by Ocuphire required to comply with the terms of the Merger Agreement.

•	Rexahn shall have received the Ocuphire lock-up agreements and Ocuphire voting agreements;
•	The Ocuphire written consents evidencing the required Ocuphire Stockholder approval shall be in full force and effect;
•
Rexahn shall have received (i) an original signed statement from Ocuphire that Ocuphire is not, and has not been at any time during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code, a “United States real property holding corporation,” as defined in Section 897(c)(2) of the Code, conforming to the requirements of Treasury Regulations Section 1.1445-2(c)(3) and 1.897-2(h), and (ii) an original signed notice to be delivered to the IRS in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2), together with written authorization for Rexahn to deliver such notice to the IRS on behalf of Ocuphire following the Closing, each dated as of the Closing, duly executed by an authorized officer of Ocuphire, and in form and substance reasonably acceptable to Rexahn;

•	certain investor agreements between Ocuphire and its stockholders must have been terminated;
•	the Pre-Merger Financing must have been consummated and Ocuphire must have received all of the proceeds of the Pre-Merger Financing (including the minimum gross proceeds of $20.0 million);
•	No more than 5% of the holders of Ocuphire common stock shall have exercised or perfected appraisal rights in accordance with the DGCL (“Dissenting Shares); and
•	Ocuphire must have completed the Convertible Note Conversion.
In addition, the obligation of Ocuphire to complete the merger is further subject to the satisfaction or waiver of the following conditions:
•
there shall have been no effect, change, event, circumstance, or development, development, that, considered together with all other such effects, changes, events, circumstances, or developments, have occurred prior to the applicable date of determination has or would reasonably be expected to have a material adverse effect on the business, financial condition, assets, liabilities or results of operations of Rexahn or its subsidiaries, or ability to consummate the transactions contemplated by the Merger Agreement, taken as a whole (a “Parent Material Adverse Effect”); provided none of the following shall be taken into account for purposes of determining whether a Parent Material Adverse Effect shall have occurred:

•
general business, economic or political conditions affecting the industry in which Rexahn operates, except to the extent disproportionately affecting Rexahn relative to other similarly situated companies;

•
any natural disaster or any acts of war, armed hostilities or terrorism, except to the extent disproportionately affecting Rexahn relative to other similarly situated companies in the industry in which Rexahn operates;

•	changes in financial, banking or securities markets, except to the extent disproportionately affecting Rexahn relative to other similarly situated companies in the industry in which Rexahn operates;
•	the taking of any action required to be taken by the Merger Agreement;
•
any change in the stock price or trading volume of Rexahn common stock (it being understood, however, that any effects, changes, events, circumstances or developments causing or contributing to any change in stock price or trading volume of Rexahn common stock may be taken into account in determining whether a Parent Material Adverse Effect has occurred, unless such effects, changes, events, circumstances or developments or otherwise are specifically excepted);

•	any change in, or any compliance with or action taken for the purpose of complying with any law or U.S. GAAP (or interpretations of any law or U.S. GAAP);
•	continued losses from operations or decreases in cash balances of Rexahn; and
•	resulting from the taking of any action, or the failure to take any action, by Rexahn that is required to be taken pursuant to the Merger Agreement.
•	the Parent Cash Amount must not be less than $0;

•	Ocuphire shall have received the Rexahn lock-up agreements;
•	Ocuphire must have received the resignations of each of the directors of Rexahn who are not to continue as directors of the combined company after the merger; and
•	Rexahn must have taken all actions necessary to cause the Rexahn Board to be constituted as required by the Merger Agreement.
Representations and Warranties
The Merger Agreement contains customary representations and warranties of Rexahn and Ocuphire for a transaction of this type relating to, among other things:
•	corporate organization and power, and similar corporate matters;
•	subsidiaries;
•	authority to enter into the Merger Agreement and the related agreements;
•	votes required for completion of the merger and approval of the proposals that will come before the Rexahn special meeting and that will be the subject of Ocuphire’s stockholder written consent;
•	except as otherwise specifically disclosed pursuant to in the Merger Agreement, the fact that the consummation of the merger would not contravene or require the consent of any third-party;
•	capitalization;
•	financial statements and with respect to Rexahn, documents filed with the SEC and the accuracy of information contained in those documents;
•	material changes or events;
•	liabilities;
•	title to assets;
•	ownership of real property and leasehold interests;
•	intellectual property;
•	the existence of and validity of material contracts to which the parties or their subsidiaries are a party and any violation, default or breach to such material contracts;
•	regulatory compliance, permits and restrictions;
•	legal proceedings and orders;
•	tax matters;
•	employee and labor matters and benefit plans;
•	environmental matters;
•	insurance;
•	any brokerage or finder’s fee or other fee or commission in connection with the merger;
•	transactions with affiliates;
•	compliance with anti-bribery laws; and
•	with respect to Rexahn, the valid issuance in the merger of Rexahn common stock and the opinion of Oppenheimer.
The representations and warranties are, in many respects, qualified by materiality, knowledge and Company Material Adverse Effect and Parent Material Adverse Effect, as applicable, and will not survive the merger, but their accuracy forms the basis of one of the conditions to the obligations of Rexahn and Ocuphire to complete the merger.

No Solicitation
Each of Rexahn and Ocuphire agreed that during the period commencing on the date of the Merger Agreement and ending on the earlier of the consummation of the merger or the termination of the Merger Agreement, except as described below, Rexahn and Ocuphire will not, nor will either party authorize any of the directors, officers, employees, agents, attorneys, accountants, investment bankers, advisors or representatives retained by it or any of its subsidiaries to, directly or indirectly:
•
solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of, any “acquisition proposal” or “acquisition inquiry” (each as defined below) or take any action that could reasonably be expected to lead to an acquisition proposal or acquisition inquiry;

•	furnish any non-public information with respect to it to any person in connection with or in response to an acquisition proposal or acquisition inquiry;
•	engage in discussions or negotiations with any person with respect to any acquisition proposal or acquisition inquiry;
•	approve, endorse or recommend an acquisition proposal;
•
execute or enter into any letter of intent or similar document or any contract contemplating or otherwise relating to any “acquisition transaction” as defined below (other than a confidentiality agreement permitted by the Merger Agreement); or

•	publicly propose to do any of the above.
The Merger Agreement also provides that each of Ocuphire and Rexahn will immediately cease and cause to be terminated any existing discussions, negotiations and communications with any third party that relate to any acquisition proposal or acquisition inquiry as of the date of the Merger Agreement and request the destruction or return of any nonpublic information of Rexahn or Ocuphire, as applicable, provided to such third party.
An “acquisition inquiry” means an inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by Ocuphire, on the one hand, or Rexahn, on the other hand, or any of their respective affiliates, to the other party) that could reasonably be expected to lead to an acquisition proposal.
An “acquisition proposal” means any offer or proposal, whether written or oral (other than an offer or proposal made or submitted by or on behalf of Ocuphire or any of its affiliates, on the one hand, or by or on behalf of Rexahn or any of its affiliates, on the other hand, to the other party) contemplating or otherwise relating to any “acquisition transaction.”
An “acquisition transaction” means any transaction or series of related transactions involving:
•
any merger, consolidation, amalgamation, share exchange, business combination, issuance or acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or similar transaction: (i) in which Rexahn, Ocuphire or Merger Sub is a constituent entity, (ii) in which any individual, entity, governmental entity, or “group,” as defined under applicable securities laws, directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of Rexahn, Ocuphire or Merger Sub or any of their respective subsidiaries or (iii) in which Rexahn, Ocuphire or Merger Sub or any of their respective subsidiaries issues securities representing more than 20% of the outstanding securities of any class of voting securities of such party or any of its subsidiaries; or

•
any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the consolidated book value or the fair market value of the assets of Rexahn, Ocuphire or Merger Sub and their respective subsidiaries, as applicable, taken as a whole.

Notwithstanding the foregoing, before obtaining the applicable approvals of the stockholders of Rexahn or Ocuphire required to consummate the merger, as applicable, each party may furnish non-public information regarding such party and its subsidiaries to, and may enter into discussions or negotiations with, any third-party in response to a bona fide acquisition proposal made or received after the date of the Merger Agreement, which such party’s board of directors determines in good faith, after consultation with such party’s outside financial advisors and outside legal counsel, constitutes or is reasonably likely to result in a “superior offer,” as defined below, if:
•	neither such party nor any representative of such party has materially breached the solicitation provisions of the Merger Agreement described above;
•
such party’s board of directors concludes in good faith, based on the advice of outside legal counsel, that the failure to take such action is reasonably likely to be inconsistent with the fiduciary duties of such board of directors under applicable legal requirements;

•
such party receives from the third party an executed confidentiality agreement containing provisions at least as favorable to such party as those contained in the confidentiality agreement between Rexahn and Ocuphire, or the third party is already party to a confidentiality agreement that is still in effect and contains provisions that require any counterparty thereto (and any of its affiliates and representatives) that receives material nonpublic information of or with respect to Rexahn or the Company to keep such information confidential; and

•
prior to or substantially contemporaneously with furnishing any non-public information to such third-party, such party furnishes the same non-public information to the other party to the extent not previously furnished.

A “superior offer” means an unsolicited, bona fide written acquisition proposal (with all references to 20% in the definition of acquisition transaction being treated as references to greater than 50% for these purposes) that (a) was not obtained or made as a direct or indirect result of a breach, or violation, of the Merger Agreement, and (b) is on terms and conditions that the board of directors of the party receiving the offer determines in good faith, based on such matters that it deems relevant (including the likelihood of consummation of the transaction), as well as any written offer by the other party to the Merger Agreement to amend the terms of the Merger Agreement, and following consultation with outside legal counsel and outside financial advisors, if any, are more favorable, from a financial point of view, to that party’s stockholders than the terms of the merger and the other transactions contemplated by the Merger Agreement.
The Merger Agreement also provides that each party will keep the other party reasonably informed with respect to the status and material terms of any acquisition proposal or acquisition inquiry and any material modification or proposed material modification thereto.
Changes in Board Recommendation
As described above, and subject to the provisions described below, (i) the Rexahn Board recommends that Rexahn Stockholders vote “FOR” all of the proposals described in this proxy statement/prospectus/information and (ii) the Ocuphire Board recommends that Ocuphire Stockholders execute the written consent to approve the merger, the Merger Agreement, and the transactions contemplated therein, substantially in accordance with the terms of the Merger Agreement and the other agreements contemplated by the Merger Agreement.
Except as described below, prior to the Effective Time of the merger or the termination of the Merger Agreement pursuant to its terms, neither the Rexahn Board nor the Ocuphire Board (nor any committee thereof) may (i) withdraw or modify (and such board of directors may not publicly propose to withdraw or modify) the board of directors’ recommendation to Rexahn Stockholders or Ocuphire Stockholders, as applicable, or (ii) adopt, approve or recommend (or publicly propose to adopt, approve or recommend) any acquisition proposal, each of which are referred to in this proxy statement/prospectus/information statement as a “change in recommendation.”
Notwithstanding the restrictions described above, the Merger Agreement provides that, prior to obtaining the required Ocuphire stockholder approval or the required Rexahn stockholder approval, as applicable, and subject to compliance with the other provisions summarized under this section “– Changes in Board Recommendation,” the Rexahn Board or the Ocuphire Board, as applicable, may make a change in recommendation in response to a written acquisition proposal that such board of directors have determined, in good faith to be a superior offer (provided that such acquisition proposal did not arise out of a material breach of the solicitation provisions described above). However, a change in recommendation may only be made if:
•
the Rexahn Board or the Ocuphire Board, as applicable, determines in good faith (after consultation with its outside legal counsel) that the failure to make a change in recommendation in response to such superior offer would reasonably be expected to be inconsistent with the fiduciary duties of such board of directors under applicable legal requirements;

•
Rexahn or Ocuphire, as applicable, has given the other party prior written notice of its intention to consider making a change in recommendation at least three business days prior to making any such change in recommendation, such notice is referred to in this proxy statement/prospectus/information statement as a “determination notice”;

•	the party delivering the determination notice has provided the other party a summary of the material terms and conditions of the acquisition proposal constituted a superior offer;
•
the party delivering the determination notice has given the other party three business days after the delivery of the determination notice to propose revisions to the terms of the Merger Agreement or to make another proposal and has made its representatives reasonably available to negotiate in good faith with respect to such proposed revisions or other proposal; and

•
after considering the results of any such negotiations and given effect to the proposals made by the other party, if any, and after consultation with outside legal counsel, the Rexahn Board or the Ocuphire Board, as applicable, determines in good faith that the third-party acquisition proposal still constitutes a superior offer and that the failure to make a change in recommendation in respect thereof would reasonably be expected to be inconsistent with the fiduciary duties of such board of directors under applicable legal requirements.

Additionally, prior to obtaining the required Ocuphire stockholder approval or the required Rexahn stockholder approval, as applicable, and subject to compliance with the other provisions summarized under this section “– Changes in Board Recommendation,” the Rexahn Board or the Ocuphire Board, as applicable, may effect a change in recommendation in response to a change in circumstance (as defined below). However, such change in recommendation may only be made if:
•
the Rexahn Board or the Ocuphire Board, as applicable, determines in good faith (after consultation with its outside legal counsel) that the failure to make a change in recommendation in response to such change in circumstance would reasonably be expected to be inconsistent with the fiduciary duties of such board of directors under applicable legal requirements;

•	Rexahn or Ocuphire, as applicable, has given the other party a determination notice at least three business days prior to making any such change in recommendation;
•	the party delivering the determination notice has provided the other party a reasonably detailed description of the change in circumstance;
•
the party delivering the determination notice has given the other party three business days after the delivery of the determination notice to propose revisions to the terms of the Merger Agreement or to make another proposal and has made its representatives reasonably available to negotiate in good faith with respect to such proposed revisions or other proposal; and

•
after considering the results of any such negotiations and given effect to the proposals made by the other party, if any, and after consultation with outside legal counsel, the Rexahn Board or the Ocuphire Board, as applicable, determines in good faith that the failure to make a change in recommendation in response to the change in circumstance would reasonably be expected to be inconsistent with the fiduciary duties of such board of directors under applicable legal requirements.

A “change in circumstance” means, with respect to Ocuphire, (a) a change in circumstances neither known nor reasonably foreseeable by the Ocuphire Board as of, or prior to, the date of the Merger Agreement nor known nor reasonably foreseeable by any of the officers of Ocuphire as of or prior to the date of the Merger Agreement and (b) does not relate to (i) any acquisition proposal, (ii) any events, changes or circumstances relating to Rexahn or Merger Sub, (iii) clearance of the merger under any applicable antitrust laws or (iv) the mere fact that Ocuphire meets or exceeds any internal or analysts’ published projections, forecasts, estimates or predictions of revenue, earnings or other financial or operating metrics for any period ending on or after the date of the Merger Agreement.
A “change in circumstance” means, with respect to Rexahn, (a) a change in circumstances neither known nor reasonably foreseeable by the Rexahn Board as of, or prior to, the date of the Merger Agreement nor known nor reasonably foreseeable by any of the officers of Rexahn as of or prior to the date of the Merger Agreement and (b) does not relate to (i) any acquisition proposal, (ii) any events, changes or circumstances relating to Ocuphire, (iii) clearance of the merger under any applicable antitrust laws or (iv) the mere fact that Rexahn meets or exceeds any internal or analysts’ published projections, forecasts, estimates or predictions of revenue, earnings or other financial or operating metrics for any period ending on or after the date of the Merger Agreement.
Meetings of Rexahn Stockholders; Consent of Ocuphire Stockholders
Rexahn is obligated under the Merger Agreement to call, give notice of and hold the Rexahn special meeting for the purposes of considering the approval of, among the other items noted herein, (i) the issuance of shares of Rexahn common stock to Ocuphire Stockholders in the merger and change of control of Rexahn resulting therefrom and (ii) the issuance of shares of Rexahn common stock underlying the Investor Warrants to be issued in connection with the Pre-Merger Financing and the additional shares of Rexahn common stock that may be issued to investors in the Pre-Merger Financing, in each case pursuant to Nasdaq rules. Ocuphire is obligated under the Merger Agreement to obtain written consents of its stockholders sufficient to adopt the Merger Agreement thereby approving the merger and related transactions following the registration statement on Form S-4, of which this proxy statement/prospectus/information statement is a part, being declared effective by the SEC.
Covenants; Conduct of Business Pending the Merger
Except as set forth in the confidential disclosure schedules delivered to the other party concurrently with execution of the Merger Agreement, or as expressly required, contemplated or permitted by the Merger Agreement (including the Pre-Merger Financing), as required by law, or unless Ocuphire shall have provided written consent, during the period commencing on the date of the Merger Agreement and continuing until the earlier to occur of the Closing and the termination of the Merger Agreement, each of Rexahn and Merger Sub will conduct its business and operations in the ordinary course consistent with past practices and in compliance with all applicable laws, regulations and certain material contracts.
Rexahn has also agreed that, except for certain actions expressly permitted in the Merger Agreement (including the Pre-Merger Financing) and for certain limited exceptions, without the consent of Ocuphire, it will not, nor shall it cause or permit Merger Sub to, during the period commencing on the date of the Merger Agreement and continuing until the earlier to occur of the Closing and the termination of the Merger Agreement:
•
declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock or repurchase, redeem or otherwise reacquire any shares of capital stock or other securities (except in connection with the payment of the exercise price and/or withholding taxes incurred upon the exercise, settlement or vesting of any award granted under a Rexahn employee benefit plan in accordance with the terms of such award in effect on the date of the Merger Agreement);

•
sell, issue, grant, pledge, or otherwise dispose of or encumber or authorize any of the foregoing with respect to: any capital stock or other security (except for Rexahn common stock issued upon the valid exercise of outstanding options or warrants to purchase shares of Rexahn common stock); any option, warrant or right to acquire any capital stock or any other security; or any instrument convertible into or exchangeable for any capital stock or other security of Rexahn;

•
except as required to give effect to anything in contemplation of the Closing, amend the certificate of incorporation, bylaws or other charter or organizational documents of Rexahn, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split, or similar transaction except as related to the proposed transactions under the Merger Agreement;

•	form any subsidiary or acquire any equity interest, or other interest in any other entity, or enter into any joint venture with any other entity;
•
lend money to any person (except for the advancement of reasonable expenses to employees, directors and consultants in the ordinary course of business); incur or guarantee any indebtedness for borrowed money; guarantee any debt securities of others; or make any capital expenditure or capital commitment in excess of the amounts set forth in Rexahn’s operating budget delivered to Ocuphire concurrently with the Merger Agreement;

•
other than as required by law or the terms of a Rexahn employee plan in effect as of the date of the Merger Agreement, adopt, terminate, establish or enter into any Rexahn employee plan; cause or permit any Rexahn employee plan to be amended in any material respect; pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its employees, officers or directors (other than in the ordinary course of business consistent with past practice); or increase the severance, retention or change of control benefits offered to any current, former or new employees, directors or consultants;

•	recognize any labor union, labor organization, or similar entity except as otherwise required by law and after advance notice to Ocuphire;
•	acquire any material asset or sell, lease or otherwise irrevocably dispose of any of its material assets or properties, or grant any encumbrance with respect to such assets or properties;
•
make, change or revoke any material tax election, fail to pay any income or other material tax as such tax becomes due and payable, file any material amended tax return, settle or compromise any income or other material tax liability, enter into any tax allocation, sharing, indemnification or other similar agreement or arrangement (other than customary commercial contracts entered into in the ordinary course of business the principal subject matter of which is not taxes), request or consent to any extension or waiver of any limitation period with respect to any claim or assessment for any income or other material taxes (other than pursuant to an extension of time to file any tax return granted in the ordinary course of business of not more than six months), or adopt or change any material accounting method in respect of taxes;

•	enter into, materially amend or terminate certain material contracts;
•
other than the incurrence or payment of certain transaction expenses, make any expenditures, incur any liabilities or discharge or satisfy any liabilities, in each case, outside of the ordinary course of business;

•	other than as required by law or U.S. GAAP, take any action to change accounting policies or procedures;
•	initiate or settle any legal proceeding; or
•	agree, resolve, or commit to do any of the foregoing.
Ocuphire has agreed that, except as permitted by the Merger Agreement (including the Pre-Merger Financing), as required by law, or unless Rexahn shall have provided written consent, during the period commencing on the date of the Merger Agreement and continuing until the earlier to occur of the Closing and the termination of the Merger Agreement, Ocuphire will conduct its business and operations in the ordinary course consistent with past practices and in compliance with all applicable laws, regulations and certain material contracts.
Ocuphire has also agreed that, except for certain actions expressly permitted in the Merger Agreement (including the Pre-Merger Financing), without the consent of Rexahn, it will not, during the period commencing on the date of the Merger Agreement and continuing until the earlier to occur of the Closing and the termination of the Merger Agreement:
•
declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock of Ocuphire or repurchase, redeem or otherwise reacquire any shares of capital stock or other securities;

•
sell, issue, grant, pledge, or otherwise dispose of or encumber or authorize any of the foregoing actions with respect to: any capital stock or other security of Ocuphire or any of its subsidiaries (except for shares of Ocuphire common stock issued upon the valid exercise of Ocuphire options); any option, warrant or right to acquire any capital stock or any other security, other than option grants to employees and service providers in the ordinary course of business; or any other instrument convertible into or exchangeable for any capital stock or any other security of Ocuphire or its subsidiaries;

•
except as required to give effect to anything in contemplation of the Closing, amend the certificate of incorporation, bylaws or other charter or organizational documents of Ocuphire or its subsidiaries, or effect or become a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split, liquidation, dissolution or similar transaction except as related to the proposed transactions under the Merger Agreement;

•	form any subsidiary or acquire any equity interest, or other interest in any other entity or enter into a joint venture with any other entity or enter into a new line of business;
•
lend money to any person (except for the advancement of expenses to employees, directors and consultants in the ordinary course of business); incur or guarantee any indebtedness for borrowed money; guarantee any debt securities of others; or make any capital expenditure or capital commitment in excess of the budgeted capital expenditure and commitment amounts set forth in the Ocuphire operating budget delivered to Rexahn concurrently with the execution of this Merger Agreement;

•
other than as required by applicable law or the terms of any Ocuphire employee benefit plan: adopt, terminate, establish or enter into any employee plan; cause or permit any employee plan to be amended in any material respect; pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, benefits or other compensation or remuneration payable to, any of its directors, officers or employees, other than increases in base salary and special cash bonus opportunities and payments made in the ordinary course of business consistent with past practice; or increase the severance, retention or change of control benefits offered to any current, former or new employees, directors or consultants;

•	recognize any labor union, labor organization, or similar entity except as otherwise required by law and after advance notice to Rexahn;
•	acquire any material asset or sell, lease or otherwise irrevocably dispose of any of its material assets or properties, or grant any encumbrance with respect to such assets or properties;
•
sell, assign, transfer, license, sublicense, abandon, permit to lapse or otherwise dispose of any material Ocuphire intellectual property rights (other than pursuant to non-exclusive licenses in the ordinary course of business);

•
make, change or revoke any material tax election, fail to pay any income or other material tax as such tax becomes due and payable, file any material amended tax return, settle or compromise any income or other material tax liability, enter into any tax allocation, sharing, indemnification or other similar agreement or arrangement (other than customary commercial contracts entered into in the ordinary course of business the principal subject matter of which is not taxes), request or consent to any extension or waiver of any limitation period with respect to any claim or assessment for any income or other material taxes (other than pursuant to an extension of time to file any tax return granted in the ordinary course of business of not more than six months), or adopt or change any material accounting method in respect of taxes;

•	enter into any Ocuphire material contract outside the ordinary course of business, or materially amend or terminate certain material contracts;
•
other than the incurrence or payment of certain transaction expenses, make any expenditures, incur any liabilities or discharge or satisfy any liabilities, in each case, outside of the ordinary course of business;

•	other than as required by law or U.S. GAAP, take any action to change accounting policies or procedures;

•	initiate or settle any legal proceeding; or
•	agree, resolve, or commit to do any of the foregoing.
Other Agreements
Each of Rexahn and Ocuphire has agreed to use its commercially reasonable efforts to cause to be taken all actions necessary to consummate the merger and the other transactions contemplated by the Merger Agreement. In connection therewith, each party has agreed to:
•	file or otherwise submit all applications and notices required to be filed in connection with the merger and the other transactions contemplated by the Merger Agreement;
•	use commercially reasonable efforts to obtain each consent reasonably required to be obtained in connection with the merger and the other transactions contemplated by the Merger Agreement;
•	use commercially reasonable efforts to lift any injunction prohibiting, or any other legal bar to, the merger or the other transactions contemplated by the Merger Agreement; and
•	use commercially reasonable efforts to satisfy the conditions precedent to the consummation of the transactions contemplated by the Merger Agreement.
Pursuant to the Merger Agreement, Rexahn and Ocuphire have further agreed that:
•
Rexahn will use its commercially reasonable efforts to (i) maintain the listing of its common stock on Nasdaq until the Closing and to obtain approval for listing of the combined company on Nasdaq and (ii) to the extent required by the rules and regulations of Nasdaq, to prepare and submit to Nasdaq a notification form for the listing of the shares of Rexahn common stock to be issued in connection with the merger and to cause such shares to be approved for listing (subject to official notice of issuance); (iii) to effect the Rexahn Reverse Stock Split; and (iv) to the extent required by Nasdaq Marketplace Rule 5110, to file an initial listing application for Rexahn common stock on Nasdaq and to cause such listing application to be conditionally approved prior to the Effective Time;

•
for a period of six years after the Closing, Rexahn will indemnify each of the current and former directors and officers of Rexahn and Ocuphire to the fullest extent permitted under the DGCL and will maintain directors’ and officers’ liability insurance for the directors and officers of Rexahn and Ocuphire;

•
Rexahn shall maintain directors’ and officers’ liability insurance policies commencing at the Closing, on commercially reasonable terms and conditions and with coverage limits customary for U.S. public companies similarly situated to Rexahn, and shall purchase a six-year prepared “tail” insurance policy for the non-cancellable extension of the directors’ and officers’ liability coverage of Rexahn’s existing directors’ and officers’ insurance policies with respect to any claim related to any period of time at or prior to the Effective Time of the merger; and

•	Ocuphire shall use reasonable best efforts to cause to be taken all actions necessary to consummate the Pre-Merger Financing prior to the Closing.
Termination
The Merger Agreement may be terminated at any time before the completion of the merger, whether before or after the required stockholder approvals to complete the merger have been obtained, as set forth below:
•	by mutual written consent of Rexahn and Ocuphire;
•
by either Rexahn or Ocuphire if the transactions contemplated by the Merger Agreement shall not have been consummated by November 14, 2020 (the “End Date”); provided, however, that this right to terminate the Merger Agreement will not be available to any party whose action or failure to act has been a principal cause of the failure of the merger to occur on or before the End Date and such action or failure to act constitutes a breach of the Merger Agreement; provided, further, that the End Date shall be extended by 60 days upon request of either party if a request for additional information has been made by any government authority, or in the event that the SEC has not declared effective the registration statement on Form S-4 by the date that is 60 days prior to the End Date, of which this proxy statement/prospectus/information statement is a part, by such date; and provided, further, however, that, in the event an adjournment or postponement of the Rexahn special meeting has occurred and such adjournment or postponement continues through the End Date, then the End Date shall automatically extend until the date that is 10 calendar days following such adjournment or postponement, or, in the event of an additional permitted adjournment or postponement, the date that is ten 10 calendar days following such permitted adjournment or postponement;
•
by either Rexahn or Ocuphire if a court of competent jurisdiction or governmental entity has issued a final and no appealable order, decree or ruling or taken any other action that has the effect of permanently restraining, enjoining or otherwise prohibiting the merger or any of the other transactions contemplated by the Merger Agreement;

•
by Rexahn if the required Ocuphire stockholder approval has not been obtained within 5 business days of the registration statement on Form S-4, of which this proxy statement/prospectus/information statement is a part, becoming effective; provided that this right to terminate the Merger Agreement will not be available to Rexahn once Ocuphire obtains such stockholder approval;

•
by either Rexahn or Ocuphire if the Rexahn special meeting shall have been held and completed and Rexahn Stockholders shall have taken a final vote and shall not have approved Proposal Nos. 1, 2, 3 and 5; provided, that Rexahn may not terminate the Merger Agreement pursuant to this provision if the failure to obtain the required Rexahn Stockholder approval was directly caused by the action or failure to act of Rexahn and such action or failure to act constitutes a material breach by Rexahn of the Merger Agreement;

•	by Ocuphire, at any time prior to receiving the required Rexahn Stockholder approval, if any of the following circumstances shall occur (each of the following, a “Rexahn triggering event”):
•	The Rexahn Board fails to recommend that the Rexahn Stockholders vote to approve Proposal Nos. 1, 2, 3, 4 or 5 or makes a change in recommendation;
•	The Rexahn Board, or any committee thereof, publicly approves, endorses or recommends any acquisition proposal;
•	Rexahn enters into any letter of intent or similar document or any contract relating to any acquisition proposal, other than a confidentiality agreement permitted pursuant to the Merger Agreement; or
•
Rexahn, or any director or officer of Rexahn, has willfully and intentionally breached the no solicitation provisions set forth in the Merger Agreement and described above in the section entitled “- No Solicitation”;

•	by Rexahn, at any time prior to receiving the required Ocuphire Stockholder approval, if any of the following circumstances shall occur (each an “Ocuphire triggering event”):
•	The Ocuphire Board fails to recommend that Ocuphire Stockholders vote to adopt the Merger Agreement, thereby approving the merger, or makes a change in recommendation;
•	The Ocuphire Board, or any committee thereof, publicly approves, endorses or recommends any acquisition proposal; or
•
Ocuphire enters into any letter of intent or similar document or any contract relating to any acquisition proposal (other than a confidentiality agreement permitted pursuant to the Merger Agreement); or

•
Ocuphire, or any director or officer of Ocuphire, has willfully and intentionally breached the no solicitation provisions set forth in the Merger Agreement and described above in the section titled “– No Solicitation”;

•
by Rexahn or Ocuphire if the other party has breached any of its representations, warranties, covenants or agreements contained in the Merger Agreement or if any representation or warranty of the other party has become inaccurate, in either case such that the conditions to the Closing would not be satisfied as of time of such breach or inaccuracy, but if such breach or inaccuracy is curable, then the Merger Agreement will not terminate pursuant to this provision as a result of a particular breach or inaccuracy until the expiration of a 15-day period after delivery of written notice of such breach; or
•
by Rexahn, at any time, upon Rexahn entering into a definitive agreement to effect a superior offer if (i) Rexahn has received a superior offer, (ii) Rexahn has complied with its obligations under the change in recommendation provisions of the Merger Agreement as described in the section titled “– Change in Board Recommendation,” and (iii) within five business days of termination, Rexahn pays the applicable termination fee described below.

Termination Fee
Fee payable by Rexahn
Rexahn must pay Ocuphire a termination fee of $750,000:
•
if (i) the Merger Agreement is terminated by Rexahn or Ocuphire if the merger is not consummated by the End Date, subject to the conditions described above; (ii) an acquisition proposal with respect to Rexahn was publicly announced or disclosure or otherwise communicated to Rexahn or the Rexahn Board after the date of the Merger Agreement but prior to the termination of the Merger Agreement, and (iii) within six months after the date of such termination, Rexahn enters into a definitive agreement for or consummates a subsequent transaction (with all references to 50% in the definition of acquisition transaction being treated as references to 20%);

•
if (i) the Merger Agreement is terminated by either Rexahn or Ocuphire if the Rexahn special meeting shall have been held and completed, and Rexahn Stockholders shall have not approved Proposal Nos. 1, 2, 3 or 5; (ii) an acquisition proposal with respect to Rexahn was publicly announced or disclosure or otherwise communicated to Rexahn or the Rexahn Board after the date of the Merger Agreement but prior to the termination of the Merger Agreement, and (iii) within six months after the date of such termination, Rexahn enters into a definitive agreement for or consummates a subsequent transaction (with all references to 50% in the definition of acquisition transaction being treated as references to 20%);

•
if (i) the Merger Agreement is terminated by Ocuphire if a Rexahn triggering event has occurred; (ii) an acquisition proposal with respect to Rexahn was publicly announced or disclosure or otherwise communicated to Rexahn or the Rexahn Board after the date of the Merger Agreement but prior to the termination of the Merger Agreement, and (iii) within six months after the date of such termination, Rexahn enters into a definitive agreement for or consummates a subsequent transaction (with all references to 50% in the definition of acquisition transaction being treated as references to 20%);

•
if (i) the Merger Agreement is terminated by Ocuphire if Rexahn or Merger Sub has breached any of its representations, warranties, covenants or agreements contained in the Merger Agreement or if any representation or warranty of Rexahn or Merger Sub has become inaccurate, in either case such that the conditions to the Closing would not be satisfied as of the time of such breach or inaccuracy, subject to a 15-day cure period; (ii) an acquisition proposal with respect to Rexahn was publicly announced or disclosure or otherwise communicated to Rexahn or the Rexahn Board after the date of the Merger Agreement but prior to the termination of the Merger Agreement, and (iii) within six months after the date of such termination, Rexahn enters into a definitive agreement for or consummates a subsequent transaction (with all references to 50% in the definition of acquisition transaction being treated as references to 20%); or

•	if the Merger Agreement is terminated by Rexahn to enter into a definitive agreement to effect a superior offer.
Fee payable by Ocuphire
Ocuphire must pay Rexahn a termination fee of $750,000, reduced by any amount actually paid to Rexahn as reimbursement of fees and expenses:
•
if (i) the Merger Agreement is terminated by Ocuphire or Rexahn if the merger is not consummated by the End Date, subject to the conditions described above; (ii) an acquisition proposal with respect to

Ocuphire was publicly announced or disclosure or otherwise communicated to Ocuphire or the Ocuphire Board after the date of the Merger Agreement but prior to the termination of the Merger Agreement, and (iii) within six months after the date of such termination, Ocuphire enters into a definitive agreement for or consummates a subsequent transaction (with all references to 50% in the definition of acquisition transaction being treated as references to 20%);
•
if (i) the Merger Agreement is terminated by Rexahn if the required Ocuphire Stockholder approval has not been obtained within 5 business days of the registration statement on Form S-4, of which this proxy statement/prospectus/information statement is a part, becoming effective; (ii) an acquisition proposal with respect to Ocuphire was publicly announced or disclosure or otherwise communicated to Ocuphire or the Ocuphire Board after the date of the Merger Agreement but prior to the termination of the Merger Agreement, and (iii) within six months after the date of such termination, Ocuphire enters into a definitive agreement for or consummates a subsequent transaction (with all references to 50% in the definition of acquisition transaction being treated as references to 20%);

•
if (i) the Merger Agreement is terminated by Rexahn if an Ocuphire triggering event has occurred; (ii) an acquisition proposal with respect to Ocuphire was publicly announced or disclosure or otherwise communicated to Ocuphire or the Ocuphire Board after the date of the Merger Agreement but prior to the termination of the Merger Agreement, and (iii) within six months after the date of such termination, Ocuphire enters into a definitive agreement for or consummates a subsequent transaction (with all references to 50% in the definition of acquisition transaction being treated as references to 20%); or

•
if (i) the Merger Agreement is terminated by Rexahn if Ocuphire has breached any of its representations, warranties, covenants or agreements contained in the Merger Agreement or if any representation or warranty of Ocuphire has become inaccurate, in either case such that the conditions to the Closing would not be satisfied as of the time of such breach or inaccuracy, subject to a 15-day cure period; (ii) an acquisition proposal with respect to Ocuphire was publicly announced or disclosure or otherwise communicated to Ocuphire or the Ocuphire Board after the date of the Merger Agreement but prior to the termination of the Merger Agreement, and (iii) within six months after the date of such termination, Ocuphire enters into a definitive agreement for or consummates a subsequent transaction (with all references to 50% in the definition of acquisition transaction being treated as references to 20%).

Ocuphire must reimburse Rexahn for all reasonable fees and expenses incurred by Rexahn in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement, with these fees and expenses capped at $750,000, if the Merger Agreement is terminated by Rexahn if the required Ocuphire Stockholder approval has not been obtained within 5 business days of the registration statement on Form S-4, of which this proxy statement/prospectus/information statement is a part becoming effective.
Amendment
The Merger Agreement may be amended by the parties at any time if such amendment is in writing, is approved by the boards of directors of each party to the Merger Agreement and is signed by each party to the Merger Agreement, except that after the Merger Agreement has been adopted and approved by the stockholders of Rexahn or Ocuphire, no amendment which by law requires further approval by the stockholders of Rexahn or Ocuphire, as the case may be, shall be made without such further approval.

AGREEMENTS RELATED TO THE MERGER
Contingent Value Rights Agreement
At the Effective Time, Rexahn, Shareholder Representative Services LLC (“SRS”), as representative of Rexahn Stockholders prior to the Effective Time, and Olde Monmouth Stock Transfer Co., Inc, as the rights agent, will enter into the CVR Agreement.
Pursuant to the Merger Agreement and the CVR Agreement, for each share of Rexahn common stock held after giving effect to the Rexahn Reverse Stock Split, Rexahn Stockholders of record as of immediately prior to the Effective Time will receive one CVR. Each CVR will entitle such holders to receive, for each CVR Payment Period during the CVR Term an amount equal to the following:
•
90% of all payments received by Rexahn or its affiliates during such CVR Payment Period from or on behalf of BioSense pursuant to the BioSense Agreement, minus the amount of any fees, costs or expenses paid by Rexahn and its affiliates during such CVR Payment Period related to the performance of Rexahn’s obligations under the BioSense Agreement or incurred by Rexahn and its affiliates in connection with enforcing Rexahn’s rights under the BioSense Agreement;

•
90% of all payments received by Rexahn or its affiliates during such CVR Payment Period from or on behalf of HaiChang pursuant to the HaiChang Agreement, minus the amount of any fees, costs or expenses paid by Rexahn and its affiliates during such CVR Payment Period related to the performance of Rexahn’s obligations under the HaiChang Agreement or incurred by Rexahn and its affiliates in connection with enforcing Rexahn’s rights under the HaiChang Agreement; and

•
75% of (a) all cash consideration paid by a third party to Rexahn or its affiliates during the applicable CVR Payment Period in connection with the grant, sale or transfer of rights to Rexahn’s pre-Closing intellectual property (“Parent IP”) (other than a grant, sale or transfer of rights involving a sale or disposition of the post-merger combined company) that is entered into during the 10-year period after the Closing (a “Parent IP Deal”); plus (b) with respect to any non-cash consideration received by Rexahn or its affiliates from a third party during the applicable CVR Payment Period in connection with any Parent IP Deal, all amounts received by Rexahn and its affiliates for such non-cash consideration at the time such non-cash consideration is monetized by Rexahn or its affiliates; minus (c) any Permitted Parent IP Deductions (as defined below) during such CVR Payment Period.

“Permitted Parent IP Deductions” means, with respect to each CVR Payment Period, and without duplication, the sum of: (a) all fees, milestones, royalties and other payments paid by Rexahn and its affiliates during such CVR Payment Period to any third party licensor in consideration for a license to such third party’s patents that would be infringed, absent such license, by the practice of such Parent IP, plus (b) all patent prosecution and maintenance costs, and drug product storage costs, paid by Rexahn and its affiliates during such CVR Payment Period with respect to the Parent IP that are not otherwise reimbursed or reimbursable, plus (c) all out-of-pocket transaction costs incurred by Rexahn and its affiliates to third parties during such CVR Payment Period for the negotiation, entry into and closing of a Parent IP Deal, including any broker fees, finder’s fees, advisory fees, accountant or attorney’s fees.
The CVR Agreement also provides that Rexahn may not, without the prior written consent of holders of not less than a majority of the then-outstanding CVRs, (i) amend, restate, supplement, terminate or otherwise modify either of the BioSense Agreement or the HaiChang Agreement in a manner materially adversely affecting the holders’ rights under the CVR Agreement, (ii) take any action or fail to take any action, including by waiving any right or failing to enforce any right under either of the BioSense Agreement or the HaiChang Agreement, in a manner materially adversely affecting the holders’ rights under the CVR Agreement or (iii) permit or agree to any of the foregoing.
The sole right of the holders of the CVRs is to receive cash from Rexahn, if any, through the rights agent in accordance with the CVR Agreement. The CVRs are not transferable, except in certain limited circumstances, will not be certificated or evidenced by any instrument and will not be registered with the SEC or listed for trading on any exchange. The CVRs will not have any voting or dividend rights, will not represent any equity or ownership interest in Rexahn or its subsidiaries, and interest will not accrue on any amounts payable on the CVRs. The CVR Agreement will be effective prior to the Closing and will continue in effect until the later of the end of the CVR Term and the payment of all amounts payable thereunder, unless and until earlier terminated upon termination of the Merger Agreement.
Material U.S. Federal Income Tax Consequences of the Receipt of CVRs
This discussion under “Agreements Related to the Merger—Contingent Value Rights Agreement—Material U.S. Federal Income Tax Consequences of the Receipt of CVRs” pertaining to the U.S. federal income tax consequences of the receipt of CVRs by Rexahn U.S. Holders (as defined below), insofar as such discussion constitutes statements of U.S. federal income tax law or legal conclusions, in each case, subject to the assumptions, limitations and conditions set forth in this proxy statement/prospectus/information statement, constitutes the opinion of Hogan Lovells US LLP as to the material U.S. federal income tax consequences of the receipt of the CVRs by Rexahn U.S. Holders. Due to the legal and factual uncertainties regarding the U.S. federal income tax treatment of CVRs, Rexahn U.S. Holders are urged to consult their tax advisors regarding the tax consequences to them of the receipt of CVRs and the timing and characterization of income, gain or loss resulting from receipt of payments (if any) pursuant to the CVRs.
The following discussion is a summary of the material U.S. federal income tax consequences of the receipt of CVRs to Rexahn U.S. Holders who receive CVRs with respect to Rexahn common stock, but this discussion does not purport to be a complete analysis of all potential tax consequences that may be relevant to a Rexahn U.S. Holder. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Rexahn U.S. Holder. Rexahn has not sought and does not intend to seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a position contrary to that discussed below regarding the tax consequences of the receipt of CVRs.
This discussion is limited to Rexahn U.S. Holders that hold Rexahn common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Rexahn U.S. Holder’s particular circumstances, including the impact of the alternative minimum tax or the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to Rexahn U.S. Holders subject to special rules, including, without limitation:
•	U.S. expatriates and former citizens or long-term residents of the United States;
•	Rexahn U.S. Holders whose functional currency is not the U.S. dollar;
•	persons holding Rexahn common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;
•	banks, insurance companies, and other financial institutions;
•	real estate investment trusts or regulated investment companies;
•	brokers, dealers or traders in securities;
•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;
•	S corporations, partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);
•	persons for whom Rexahn common stock constitutes “qualified small business stock” within the meaning of Section 1202 of the Code or “Section 1244 stock” for purposes of Section 1244 of the Code;
•	tax-exempt organizations or governmental organizations;
•
persons subject to special tax accounting rules as a result of any item of gross income with respect to Rexahn common stock being taken into account in an “applicable financial statement” (as defined in the Code);

•	persons deemed to sell Rexahn common stock under the constructive sale provisions of the Code;

•	persons who hold or received Rexahn common stock pursuant to the exercise of any employee stock option or otherwise as compensation; and
•	tax-qualified retirement plans.
If an entity treated as a partnership for U.S. federal income tax purposes holds Rexahn common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding Rexahn common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.
IT IS RECOMMENDED THAT HOLDERS CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE RECEIPT OF CVRs ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.
For purposes of this discussion, a “Rexahn U.S. Holder” is a beneficial owner of Rexahn common stock that, for U.S. federal income tax purposes, is or is treated as:
•	an individual who is a citizen or resident of the United States;
•	a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;
•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or
•
a trust that (i) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) over all of its substantial decisions or (ii) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Receipt of CVRs by Rexahn U.S. Holders
This discussion assumes that the distribution of CVRs to Rexahn U.S. Holders will be treated for U.S. federal income tax purposes as a transaction that is separate and distinct from the Rexahn Reverse Stock Split. If, contrary to that assumption, the distribution of CVRs to Rexahn U.S. Holders were integrated for tax purposes with the Rexahn Reverse Stock Split, this could affect the calculation of the extent to which the distribution constitutes a taxable dividend or capital gain.
There is substantial uncertainty as to the tax treatment of the CVRs. Specifically, there is no authority directly addressing whether contingent value rights with characteristics similar to the CVRs should be treated as a distribution of property with respect to the corporation’s stock, a distribution of equity, a “debt instrument” or an “open transaction” for U.S. federal income tax purposes. Under applicable U.S. tax principles such questions are inherently factual in nature. As a result, it is not possible to express a definitive conclusion as to the U.S. federal income tax treatment of receipt of the CVRs or receipt of payments (if any) pursuant to the CVRs. Based on the specific characteristics of the CVRs, Rexahn intends to treat the issuance of the CVRs as a distribution of property with respect to its stock. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any description of the intended tax consequences summarized below. No advance ruling has been or will be sought from the IRS regarding any matter discussed in this proxy statement/prospectus/information statement.
In the opinion of Hogan Lovells US LLP, Rexahn’s legal counsel, based on the facts, representations and assumptions set forth herein, the issuance of the CVRs to Rexahn U.S. Holders under the terms expressed in the form of the CVR Agreement included in Annex G to this proxy statement/prospectus/information statement is more likely than not to be treated as a distribution of property with respect to Rexahn common stock. In such case, each Rexahn U.S. Holder will be treated as receiving a distribution in an amount equal to the fair market value of the CVRs issued to such Rexahn U.S. Holder on the date of the issuance. This distribution should be treated first as a taxable dividend to the extent of the Rexahn U.S. Holder’s pro rata share of Rexahn’s current or accumulated earnings and profits (as determined for U.S. federal income tax purposes), then as a non-taxable return of capital to the extent of the Rexahn U.S. Holder’s basis in its Rexahn common stock, and finally as capital gain from the sale or exchange of Rexahn common stock with respect to any remaining value. Rexahn currently has negative accumulated earnings and profits and expects no or a small amount of current earnings and profits for the relevant taxable year. Thus, Rexahn expects most or all of this distribution to be treated as other than a dividend for U.S. federal income tax purposes. Rexahn U.S. Holders will receive a Form 1099-DIV notifying them of the portion of the CVR value that is treated as a nondividend distribution (or a dividend to the extent of Rexahn’s earnings and profits) for U.S. federal income tax purposes. A Rexahn U.S. Holder’s initial tax basis in such holder’s CVRs should equal the fair market value of such CVRs on the date of their issuance. The holding period of such CVRs should begin on the day after the date of issuance.
In rendering the opinion above, Hogan Lovells US LLP assumed that (i) Rexahn intends to determine the fair market value of the CVRs after their issuance, but before December 31, 2020, (ii) Rexahn intends to use the fair market value determined by such valuation when filing any information reports, including Form 1099-DIV, (iii) Rexahn intends to timely send Forms 1099-DIV to all CVR holders notifying them of the portion of the CVR value that is a nondividend distribution (or a dividend to the extent of Rexahn’s earnings and profits) for U.S. federal income tax purposes, and (iv) Rexahn intends to take all necessary steps to file its tax returns and any information statements consistent with treating the distribution and issuance of the CVRs as a distribution of property under Section 301(a) of the Code.
As a result of the above treatment, future payments received by a Rexahn U.S. Holder on a CVR would likely be treated as a non-taxable return of such Rexahn U.S. Holder’s adjusted tax basis in the CVR to the extent thereof, and payments in excess of such amount would likely be treated as ordinary income.
However, the treatment of such future payments is uncertain and alternative treatments are possible, although not expected. One such possible treatment is that the CVRs could be treated as one or more “debt instruments.” If that were to be the case, then payments received with respect to the CVRs would likely be treated as payments in retirement of a “debt instrument,” except to the extent interest is imputed under the Code. If those rules were to apply, interest should be imputed under complex rules. In such a case, a Rexahn U.S. Holder would be required to include any such interest in income on an annual basis, whether or not currently paid. As discussed above, Rexahn does not intend to report the issuance of the CVRs as a distribution of a “debt instrument” for U.S. federal income tax purposes.
It is possible that the issuance of the CVRs could be treated as a distribution of equity for U.S. federal income tax purposes, in which case Rexahn U.S. Holders should not recognize gain or loss as a result of the issuance of the CVRs. Depending on the fair market value of the CVRs on the date of their issuance, each Rexahn U.S. Holder’s tax basis in such holder’s Rexahn common stock would be allocated between such holder’s Rexahn common stock and such holder’s CVRs. The holding period of such CVRs should include the Rexahn U.S. Holder’s holding period of such holder’s Rexahn common stock. Future payments on a CVR received by a Rexahn U.S. Holder would likely be treated as dividends to the extent of the Rexahn U.S. Holder’s pro rata share of Rexahn’s current or accumulated earnings and profits (as determined for U.S. federal income tax purposes), then as a non-taxable return of capital to the extent of the Rexahn U.S. Holder’s basis in the CVR, and finally as capital gain from the sale or exchange of the CVR with respect to any remaining value. As discussed above, Rexahn does not intend to report the issuance of the CVRs as a distribution of equity for U.S. federal income tax purposes.
It is also possible that the issuance of the CVRs could be treated as subject to the “open transaction” doctrine if the value of the CVRs at Closing cannot be “reasonably ascertained.” If the receipt of CVRs were treated as an “open transaction” for U.S. federal income tax purposes, each Rexahn U.S. Holder should not immediately take the CVRs into account in determining whether such holder must recognize income or gain, if any, on the receipt of the CVRs and such holder would not take any tax basis in the CVRs. Rather, the Rexahn U.S. Holder’s U.S. federal income tax consequences would be determined in line with the discussion above based on whether the CVRs are treated as a distribution of property or of equity at the time the payments with respect to the CVRs are received or deemed received in accordance with the Rexahn U.S. Holder’s regular method of accounting. As discussed above, Rexahn does not intend to report the issuance of the CVRs as an open transaction for U.S. federal income tax purposes.
The CVRs should be treated as capital assets for U.S. federal income tax purposes once issued.

Alternative Treatment of the Receipt of CVRs and the Rexahn Reverse Stock Split as a Single Recapitalization
Notwithstanding Rexahn’s position that the receipt of CVRs and the Rexahn Reverse Stock Split are appropriately treated as separate transactions, it is possible that the IRS or a court could determine that the receipt of the CVRs and the Rexahn Reverse Stock Split constitute a single “recapitalization” for U.S. federal income tax purposes. In such case, the tax consequences of the receipt of CVRs and the Rexahn Reverse Stock Split would differ from those described above and would depend in part on many of the same considerations described above, including whether the CVRs should be treated as property, equity or debt instruments or should be subject to the “open transaction” doctrine. In general, if the CVRs are treated as property and are not subject to the “open transaction” doctrine, then a Rexahn U.S. Holder should recognize gain (but not loss) equal to the lesser of (i) the fair market value of the CVRs received, and (ii) the excess (if any) of (A) the sum of (1) the fair market value of the CVRs received and (2) the fair market value of the Rexahn shares received in the Rexahn Reverse Stock Split (treating fractional shares as received for this purpose), over (B) the Rexahn U.S. Holder’s adjusted tax basis in the Rexahn common stock surrendered in the Rexahn Reverse Stock Split.
PLEASE CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE PROPER CHARACTERIZATION OF THE RECEIPT OF THE CVRs.
Voting Agreements and Written Consents
In order to induce Rexahn to enter into the Merger Agreement, directors, officers, and holders of 5% or more of Ocuphire common stock are parties to a voting agreement with Ocuphire and Rexahn pursuant to which, among other things, each such stockholder has agreed, solely in his, her or its capacity as a stockholder of Ocuphire, to vote all of his, her or its shares of Ocuphire capital stock in favor of (i) the adoption and approval of the Merger Agreement and the transactions contemplated thereby, (ii) adoption and approval of an amendment of the Ocuphire Certificate of Incorporation to increase the authorized shares of Ocuphire common stock; (iii) acknowledgement that the approval given for the Merger Agreement is irrevocable and that the stockholder is aware of such stockholder’s appraisal rights under Section 262 of the DGCL, (iv) acknowledgement that the stockholder is not entitled to appraisal rights by voting in favor of the transaction and waiving appraisal rights under the DGCL, and (iv) waiving any notice that may have been or may be required relating to the merger or any other transactions contemplated thereby. Additionally, each stockholder has agreed, solely in its capacity as an Ocuphire Stockholder, to vote against any competing acquisition proposal and any action, proposal or transaction that would reasonably be expected to result in a material breach of the voting agreement, or would prevent or materially delay or adversely affect the consummation of the merger, or change in any manner the voting rights of any class of capital stock of Ocuphire. These Ocuphire Stockholders have also granted an irrevocable proxy to Ocuphire and its designee to vote their respective Ocuphire capital stock in accordance with the voting agreements.
As of September 10, 2020, the Ocuphire Stockholders who are party to a voting agreement (including any affiliated entities) owned an aggregate of 62.6% of the outstanding shares of Ocuphire common stock. Following the effectiveness of the registration statement of which this proxy statement/prospectus/information statement is a part and pursuant to the Merger Agreement, these stockholders will execute a written consent providing for such adoption and approval.
Under these voting agreements, subject to certain exceptions, such stockholders have also agreed not to sell or transfer shares of Ocuphire capital stock and securities held by them, or any voting rights with respect thereto, until the Effective Time. To the extent that any such sale or transfer is permitted pursuant to the exceptions included in the voting agreement, each person to which any shares of Ocuphire capital stock or securities are so sold or transferred shall be bound by the terms and provisions of the voting agreement.
Note Conversion Agreements
As of September 10, 2020, 912,873 shares of Ocuphire common stock were issuable upon the full conversion of outstanding Ocuphire convertible notes, assuming that such conversions were to occur on September 10, 2020. On June 8, 2020, the holders of the Ocuphire convertible notes entered into the Note Conversion Agreement with Ocuphire, which amends and supersedes the prior notes and applicable purchase agreements and provides that the Ocuphire convertible notes will be cancelled and simultaneously converted into Ocuphire common stock, effective upon a date to be determined by Ocuphire prior to the Closing and after the Rexahn special meeting (such date, the “Conversion Date”), at a conversion price calculated in accordance with the formula below. The actual number of shares of Ocuphire common stock issuable upon the Convertible Note Conversion will depend on the date of the Conversion Date and the accrued interest through such date.
The Note Conversion Agreement provides that on the Conversion Date, the convertible notes will automatically and without any action required by any noteholder or Ocuphire, be cancelled and, simultaneously with such cancellation, convert into that number of shares of Ocuphire common stock (the “Conversion Shares”) that is equal to (i) one hundred seventy-five percent (175%) times (ii) the Note Value (as defined below) applicable to such convertible note divided by (iii) the Conversion Price (as defined below), rounded to the nearest whole share.
As used in the Note Conversion Agreement:
•
“Conversion Price” means the per share price resulting from the quotient of (1) $100,000,000 less the aggregate amount of One Hundred Seventy-Five Percent (175%) times the Note Value of all of the convertible notes divided by (2) the Fully Diluted Shares (as defined below).

•
“Fully Diluted Shares” means as of the Conversion Date the sum of the following: (1) all of the issued outstanding shares of Ocuphire common stock; and (2) the aggregate number of shares of Ocuphire common stock reserved for issuance under all outstanding options or other awards under equity incentive plans of Ocuphire in effect as of the Conversion Date.

•	“Note Value” means the outstanding principal balance of, plus the accrued but unpaid interest on, each convertible note.
The Note Conversion Agreement further provides that upon the issuance of the Conversion Shares, each convertible note will be cancelled and extinguished without the need for surrender of such notes and all obligations of Ocuphire, including any obligations for payment of principal and interest on the convertible notes, will be unconditionally and irrevocably discharged.
Consistent with the terms of the convertible notes and the related purchase agreements, the Note Conversion Agreement amends and supersedes all such previous terms upon the execution of the Note Conversion Agreement of holders of a majority in principal amount outstanding of convertible notes, which has been obtained.
In addition, the Note Conversion Agreement contains a covenant pursuant to which the holders of convertible notes agree they will not sell, offer to sell, pledge or contract to sell the Conversion Shares for a period of 180 days following the effective date of the merger, subject to customary exceptions for estate planning purposes or affiliate transfers provided that the recipient agrees to the same restrictions.
In the event that the Conversion Event does not occur, the terms of the Note Conversion Agreement will be null and void.
Pre-Merger Financing
Securities Purchase Agreement
On June 29, 2020, Ocuphire, Rexahn and the Investors entered into the Securities Purchase Agreement, which amended and restated in its entirety the Initial Securities Purchase Agreement. The Securities Purchase Agreement that was entered into on June 29, 2020 was substantially similar to the Initial Securities Purchase Agreement, except (i) the number of Additional Shares to be deposited into escrow was increased from two times the number of Initial Shares of Ocuphire common stock to three times the number of Initial Shares of Ocuphire common stock, (ii) the Registration Rights Agreement, dated, June 17, 2020, by and among Rexahn and the Investors (the “Registration Rights Agreement”) was terminated in its entirety, and (iii) certain of Rexahn’s obligations were revised to reflect termination of the Registration Rights Agreement.
Pursuant to the Securities Purchase Agreement, the Investors agreed to invest the Purchase Price to fund the combined company following the merger. In return, based on an agreed upon pre-money valuation of the combined company of $120 million, Ocuphire will issue the Initial Shares to the Investors, which shares will be exchangeable in the merger for approximately 15% of the Pre-Merger Financing Fully Diluted Shares. In addition, (i) Ocuphire will deposit the Additional Shares into escrow with an escrow agent for the benefit of the Investors, to be exchanged for Rexahn common stock in the merger, and to be delivered, in whole or in part, based on the formula set forth below, out of escrow to the Investors if 85% of the average of the five lowest volume-weighted average trading prices of a share of Rexahn common stock on The Nasdaq Stock Market during the first ten trading days (or earlier at the election of any Investor) immediately following the closing date of the Pre-Merger Financing (which closing date will be the same date as the Closing) is lower than the effective price per share paid by the Investors for the Converted Initial Shares (as defined below), and (ii) on the tenth trading day following the closing date of the Pre-Merger Financing (the “warrant closing date”), Rexahn will issue to the Investors the Investor Warrants.
“Pre-Merger Financing Fully Diluted Shares” means the “fully-diluted” post-Merger outstanding shares of Rexahn common stock, which amount (i) includes all shares of Rexahn common stock that may be issued pursuant to in-the-money options, warrants or convertible securities, and (ii) with respect to new Rexahn warrants issued after the date of the Initial Securities Purchase Agreement in exchange for existing Rexahn warrants shall include (A) all shares of Rexahn common stock that are subject to each new Rexahn warrant that is in-the-money as of the date of issuance of such new Rexahn warrant and (B) 0.5 times the number of shares of Rexahn common stock that may be issued pursuant to such out-of-the-money new Rexahn warrant that is out-of-the-money as determined based on the closing sale price of Rexahn common stock immediately following the issuance of such Rexahn warrant, and (iii) excludes all other out-of-the-money options, warrants or convertible securities of Rexahn.
As a result of the merger, at the Effective Time, the Initial Shares will automatically be converted into the right to receive a number of shares of Rexahn common stock equal to the number of Initial Shares multiplied by the Exchange Ratio. Further, at the Effective Time, the Additional Shares placed into escrow with the escrow agent will automatically be converted into the right to receive a number of shares of Rexahn common stock equal to the number of Additional Shares multiplied by the Exchange Ratio. The number of Converted Additional Shares deliverable out of escrow to each Investor will be equal to the lesser of (I) the number of Converted Additional Shares issued in exchange for the Additional Shares deposited in the Investor’s escrow account and (II) the number determined on or prior to the warrant closing date by subtracting (i) the number of Converted Initial Shares issued to the Investor from (ii) the quotient determined by dividing (a) the pro rata portion of the Purchase Price paid by the Investor by (b) 85% of the average of the five lowest volume-weighted average trading prices of a share of Rexahn common stock on Nasdaq during the first ten trading days (or earlier at the election of any Investor) immediately following the Closing, subject to the Floor Price (as defined below). Any Converted Additional Shares not deliverable to the Investors as of the warrant closing date based on the foregoing formula will be returned to Rexahn as treasury shares and cancelled. No Converted Additional Shares will be deliverable out of escrow if the foregoing formula results in a negative number. The lower of (x) the effective initial purchase price per Converted Initial Share and (y) the number obtained by the formula in clause (b) above, subject to the Floor Price, is called the “Final Purchase Price.” Notwithstanding the foregoing, no Converted Additional Shares will be delivered to Investors from escrow to the extent such delivery would result in such Investor, together with its affiliates and any other person whose beneficial ownership of Rexahn common stock would be aggregated with such Investor for purposes of Section 13(d) of the Exchange Act, beneficially owning in excess of 4.99% or 9.99% of the outstanding Rexahn common stock (including the Converted Additional Shares so delivered). In the event that Rexahn fails to timely deliver any of the Converted Initial Shares or Converted Additional Shares then Rexahn shall be obligated to pay the affected Investor on each day while such failure is continuing an amount equal to 1.5% of the market value of the undelivered shares determined using any trading price of Rexahn common stock selected by the holder while the failure is continuing and if an affected Investor purchases shares of Rexahn common stock in connection with such failure (“Buy-In Shares”), then Rexahn must, at such Investor’s discretion, reimburse such Investor for the cost of such Buy-In Shares or deliver the owed shares and reimburse the Investor for the difference between the price such Investor paid for the Buy-In Shares and the market price of such shares, measured at any time of such Investor’s choosing while the delivery failure was continuing.
Pursuant to the Securities Purchase Agreement, at any time during the period commencing from the six month anniversary of the closing date of the Pre-Merger Financing and ending at such time that all of the shares of Rexahn common stock issued or issuable in the Pre-Merger Financing, if a registration statement is not available for the resale of such shares, may be sold without restriction or limitation pursuant to Rule 144 of the Securities Act and without the requirement to be in compliance with Rule 144(c)(1), if Rexahn (i) shall fail for any reason to satisfy the requirements of Rule 144(c)(1) under the Securities Act, including, without limitation, the failure to satisfy the current public information requirements under Rule 144(c) under the Securities Act or (ii) has ever been an issuer described in Rule 144(i)(1)(i) under the Securities Act or becomes such an issuer in the future, and Rexahn shall fail to satisfy any condition set forth in Rule 144(i)(2) under the Securities Act (each, a “Public Information Failure”), then Rexahn shall pay to each holder of Purchased Securities an amount in cash equal to 2.0% of such holder’s pro rata portion of the Purchase Price on the day of such Public Information Failure and on every thirtieth day thereafter until the earlier of (i) the date such Public Information Failure is cured and (ii) the date on which such Public Information Failure no longer prevents a holder of Purchased Securities from selling such Purchased Securities pursuant to Rule 144 under the Securities Act without any restrictions or limitations.
The Securities Purchase Agreement contains customary representations and warranties of Ocuphire, Rexahn and the Investors. Each party’s obligation to consummate the transactions contemplated by the Securities Purchase Agreement is subject to the satisfaction or waiver of certain conditions, including the satisfaction or waiver of each of the conditions precedent to the Closing contained in the Merger Agreement, other than any conditions precedent relating to consummation of the Pre-Merger Financing.
The Securities Purchase Agreement restricts Rexahn from filing a registration statement or any amendment or supplement thereto, causing any registration statement to be declared effective by the SEC, or granting any registration rights, in each case subject to certain limited exceptions, until the date that is 90 days after the earlier of (i) such time as all of the shares of Rexahn common stock issued or issuable in the Pre-Merger Financing may be sold without restriction or limitation pursuant to Rule 144, and (ii) the date that is six months following the Closing; provided that in the event of a Public Information Failure, such date shall be such later date on which the Public Information Failure is cured and no longer prevents the investors from selling all shares of Rexahn common stock issued or issuable in the Pre-Merger Financing (the 90th date after such earlier date, the “Trigger Date”).
Pursuant to the Securities Purchase Agreement, until 240 calendar days following the closing of the Pre-Merger Financing, subject to certain exceptions, neither Ocuphire nor Rexahn may (i) offer, sell, grant any option to purchase, or otherwise dispose of any of its or its subsidiaries’ debt, equity or equity equivalent securities (any such offer, sale, grant, disposition or announcement being referred to as a “Subsequent Placement”), or (ii) be party to any solicitations, negotiations or discussions with regard to the foregoing.
Additionally, for one year following the closing of the Pre-Merger Financing, Ocuphire, Rexahn and each of their subsidiaries shall be prohibited from effecting or entering into an agreement to effect any Subsequent Placement involving a transaction in which Ocuphire, Rexahn or any of their subsidiaries (i) issues or sells any stock or securities convertible into or exercisable or exchangeable for Ocuphire common stock or Rexahn common stock (“Convertible Securities”) either (a) at a conversion, exercise or exchange rate or other price that is based upon and/or varies with the trading prices of or quotations for the shares of Ocuphire common stock or Rexahn common stock at any time after the initial issuance of such Convertible Securities, or (b) with a conversion, exercise or exchange price that is subject to being reset at some future date after the initial issuance of such Convertible Securities or upon the occurrence of specified or contingent events directly or indirectly related to the business of Ocuphire or Rexahn or the market for Ocuphire common stock or Rexahn common stock, other than pursuant to a customary “weighted average” anti-dilution provision or (ii) enters into any agreement (including, without limitation, an equity line of credit or an “at-the-market” offering) whereby Ocuphire, Rexahn or any of their subsidiaries may sell securities at a future determined price (other than standard and customary “preemptive” or “participation” rights); provided, that Rexahn will be permitted to consummate “at the market” offerings at any time after the later of (x) the date that is nine (9) months after the closing date of the Pre-Merger Financing and (y) the Trigger Date.
The Securities Purchase Agreement may be amended only by an instrument in writing signed by Ocuphire, Rexahn and the Required Holders (as defined below). No provision of the Securities Purchase Agreement may be waived other than by an instrument in writing signed by the party against whom enforcement is sought. “Required Holders” means (i) prior to the closing date of the Pre-Merger Financing, the Investors entitled to purchase at the closing a majority of the aggregate amount of Initial Common Shares issuable under the Securities Purchase Agreement and the aggregate amount of shares issuable under the Investor Warrants (without regard to any restriction or limitation on the exercise of the Investor Warrant contained therein) and shall include the Lead Investor (as defined in the Securities Purchase Agreement) and (ii) on or after the closing of the Pre-Merger Financing, holders of at least a majority of the aggregate amount of Purchased Securities issued and issuable under the Securities Purchase Agreement and under the Investor Warrants (without regard to any restriction or limitation on the exercise of the Investor Warrants or the delivery of the Converted Additional Shares contained therein) held by the Investors or their successors and assigns as of the applicable time of determination and shall include the Lead Investor so long as the Lead Investor or any of its affiliates holds any Purchased Securities.

Upon written notice by the non-breaching party, the Securities Purchase Agreement may be terminated and the sale and purchase of the Purchased Securities abandoned if the closing of the Pre-Merger Financing has not occurred on or before November 14, 2020, due to any party’s failure to satisfy the conditions to closing. The Securities Purchase Agreement will terminate automatically upon any termination of the Merger Agreement.
Series A Warrants
The Series A Warrants will be issued on the warrant closing date, will have an initial exercise price per share equal to 120% of per share Final Purchase Price, will be immediately exercisable and will have a term of five years from the date of issuance. The Series A Warrants issued to each Investor will initially be exercisable for an amount of Rexahn common stock equal to the sum of (i) the number of Converted Initial Shares issued to the Investor, (ii) the number of Converted Additional Shares delivered or deliverable to the Investor as of the warrant closing date and (iii) the number of shares, if any, underlying the Series B Warrants held by the Investor as of the warrant closing date.
The Series A Warrants will provide that, until the second anniversary of the date on which the Underlying Securities may be sold without restriction or limitation pursuant to Rule 144 (provided that Ocuphire is current in its SEC filings, and if not, the second anniversary of such later date on which the Public Information Failure is cured and no longer prevents the Investors from selling all of the Underlying Securities), if Rexahn publicly announces, issues or sells, enters into a definitive, binding agreement pursuant to which Rexahn is required to issue or sell or is deemed, pursuant to the provisions of the Series A Warrants, to have issued or sold, any shares of Rexahn common stock for a price per share lower than the exercise price then in effect, subject to certain limited exceptions, then the exercise price of the Series A Warrants shall be reduced to such lower price per share. Further, on each Reset Date, the Series A Warrants will be adjusted downward (but not increased) such that the exercise price thereof becomes 120% of the Reset Price, and the number of shares underlying the Series A Warrants will be increased (but not decreased) to the quotient of (a) (i) the exercise price in effect prior to such Reset multiplied by (ii) the number of shares underlying the Series A Warrants prior to the Reset divided by (b) the resulting exercise price. In addition, the exercise price and the number of shares of Rexahn common stock issuable upon exercise of the Series A Warrants will also be subject to adjustment in the event of any stock splits, dividends or distributions or other similar transactions.
Pursuant to the Series A Warrants, Rexahn will agree not to enter into, allow or be party to certain fundamental transactions, generally including any merger with or into another entity, sale of all or substantially all of Rexahn’s assets, tender offer or exchange offer, or reclassification of Rexahn common stock (a “Fundamental Transaction”) until the 45th trading day immediately following the earlier to occur of (x) such time as all of the Underlying Securities may be sold without restriction or limitation pursuant to Rule 144 and without the requirement to be in compliance with Rule 144(c)(1), and (y) one year after the warrant closing date (the “Reservation Date”). Thereafter, upon any exercise of a Series A Warrant, the holder shall have the right to receive, for each warrant share that would have been issuable upon such exercise immediately prior to the occurrence of a Fundamental Transaction, at the option of the holder (without regard to any limitation on the exercise of the Series A Warrant), the number of shares of common stock of the successor or acquiring corporation or of Rexahn, if it is the surviving corporation, and any additional consideration (the “Alternate Consideration”) receivable as a result of such Fundamental Transaction by a holder of the number of shares of Rexahn common stock for which the Series A Warrant is exercisable immediately prior to such Fundamental Transaction (without regard to any limitation on the exercise of the Series A Warrant). Additionally, at the request of a holder delivered before the 90th day after the consummation of a Fundamental Transaction, Rexahn or the surviving entity must purchase such holder’s warrant for the value calculated using the Black-Scholes option pricing model as of the day immediately following the public announcement of the applicable contemplated Fundamental Transaction, or, if such Fundamental Transaction is not publicly announced, the date the Fundamental Transaction is consummated.
The Series A Warrants will also contain a “cashless exercise” feature that allows the holders to exercise the Series A Warrants without making a cash payment. The Series A Warrants will be subject to a blocker provision which restricts the exercise of the Series A Warrants if, as a result of such exercise, the holder, together with its affiliates and any other person whose beneficial ownership of Rexahn common stock would be aggregated with the holder’s for purposes of Section 13(d) of the Exchange Act would beneficially own in excess of 4.99% or 9.99% of the outstanding Rexahn common stock (including the shares of Rexahn common stock issuable upon such exercise).

If Rexahn fails to issue to a holder of Series A Warrants the number of shares of Rexahn common stock to which such holder is entitled upon such holder’s exercise of the Series A Warrants, then Rexahn shall be obligated to pay the holder on each day while such failure is continuing an amount equal to 1.5% of the market value of the undelivered shares determined using a trading price of Rexahn common stock selected by the holder while the failure is continuing and if the holder purchases shares of Rexahn common stock in connection with such failure (“Series A Buy-In Shares”), then Rexahn must, at the holder’s discretion, reimburse the holder for the cost of such Series A Buy-In Shares or deliver the owed shares and reimburse the holder for the difference between the price such holder paid for the Series A Buy-In Shares and the market price of such shares, measured at any time of the holder’s choosing while the delivery failure was continuing.
Further, the Series A Warrants will provide that, in the event that Rexahn does not have sufficient authorized shares to deliver in satisfaction of an exercise of a Series A Warrant, then unless the holder elects to void such attempted exercise, the holder may require Rexahn to pay an amount equal to the product of (i) the number of shares that Rexahn is unable to deliver and (ii) the highest volume-weighted average price of a share of Rexahn common stock as quoted on Nasdaq during the period beginning on the date of such attempted exercise and ending on the date that Rexahn makes the applicable payment.
Series B Warrants
The Series B Warrants will be issued to each Investor on the warrant closing date, and each Investor’s Series B Warrants will have an exercise price per share of $0.0001, will be immediately exercisable and will expire on the day following the later to occur of (i) the Reservation Date, and (ii) the date on which the Investor’s Series B Warrants have been exercised in full (without giving effect to any limitation on exercise contained therein) and no shares remain issuable thereunder. Each Investor’s Series B Warrants will be initially exercisable for an amount of Rexahn common stock equal to the number (if positive) obtained by subtracting (i) the sum of (a) the number of Converted Initial Shares issued to the Investor and (b) the number of Converted Additional Shares delivered or deliverable to the Investor as of the warrant closing date, from (ii) the quotient determined by dividing (a) the pro rata portion of the Purchase Price paid by the Investor by (b) 85% of the average of the five lowest volume-weighted average trading prices of a share of Rexahn common stock on Nasdaq during the first ten trading days (or earlier at the election of any Investor) immediately following the Closing, subject to the Floor Price.
Additionally, every Reset Date following an End Reset Measuring Date, the number of shares issuable upon exercise of each Investor’s Series B Warrants shall be Reset to the number (if positive) obtained by subtracting (i) the sum of (a) the number of Converted Initial Shares issued to the Investor and (b) the number of Converted Additional Shares delivered or deliverable to the Investor as of the warrant closing date, from (ii) the quotient determined by dividing (a) the pro rata portion of the Purchase Price paid by the Investor, by (b) the Reset Price.
Pursuant to the Series B Warrants, Rexahn will agree not to enter into, allow or be party to a Fundamental Transaction until the Reservation Date. Thereafter, upon any exercise of a Series B Warrant, the holder shall have the right to receive, for each warrant share that would have been issuable upon such exercise immediately prior to the occurrence of a Fundamental Transaction, at the option of the holder (without regard to any limitation on the exercise of the Series B Warrant), the number of shares of common stock of the successor or acquiring corporation or of Rexahn, if it is the surviving corporation, and any Alternate Consideration receivable as a result of such Fundamental Transaction by a holder of the number of shares of Rexahn common stock for which the Series B Warrant is exercisable immediately prior to such Fundamental Transaction (without regard to any limitation on the exercise of the Series B Warrant).
The Series B Warrants will also contain a “cashless exercise” feature that allows the holders to exercise the Series B Warrants without making a cash payment. The Series B Warrants will be subject to a blocker provision which restricts the exercise of the Series B Warrants if, as a result of such exercise, the holder, together with its affiliates and any other person whose beneficial ownership of Rexahn common stock would be aggregated with the holder’s for purposes of Section 13(d) of the Exchange Act would beneficially own in excess of 4.99% or 9.99% of the outstanding Rexahn common stock (including the shares of Rexahn common stock issuable upon such exercise).
If Rexahn fails to issue to a holder of Series B Warrants the number of shares of Rexahn common stock to which such holder is entitled upon such holder’s exercise of the Series B Warrants, then Rexahn shall be obligated to pay the holder on each day while such failure is continuing an amount equal to 1.5% of the market value of the undelivered shares determined using a trading price of Rexahn common stock selected by the holder while the failure is continuing and if the holder purchases shares of Rexahn common stock in connection with such failure (“Series B Buy-In Shares”), then Rexahn must, at the holder’s discretion, reimburse the holder for the cost of such Series B Buy-In Shares or deliver the owed shares and reimburse the holder for the difference between the price such holder paid for the Series B Buy-In Shares and the market price of such shares, measured at any time of the holder’s choosing while the delivery failure was continuing.
Further, the Series B Warrants will provide that, in the event that Rexahn does not have sufficient authorized shares to deliver in satisfaction of an exercise of a Series B Warrant, then unless the holder elects to void such attempted exercise, the holder may require Rexahn to pay an amount equal to the product of (i) the number of shares that Rexahn is unable to deliver and (ii) the highest volume-weighted average price of a share of Rexahn common stock as quoted on Nasdaq during the period beginning on the date of such attempted exercise and ending on the date that Rexahn makes the applicable payment.
Example Dilution Scenarios
For illustrative purposes, what follows are four potential scenarios of the dilution that stockholders in the combined company may face as a result of the Pre-Merger Financing as of the warrant closing date, assuming different market prices of the Rexahn common stock on the Nasdaq Capital Market. The maximum amount of shares of Rexahn common stock that could be issuable upon the exercise of the Series A Warrants and Series B Warrants is the same amount whether determined on the warrant closing date or on any Reset Date, due to the application of the Floor Price on all such dates.
Assumptions
Based on a sample Exchange Ratio of 4.3812, and Ocuphire and Rexahn capitalization as of September 10, 2020, the number of shares of Rexahn common stock to be issued to the Investors at the Effective Time in exchange for the Initial Shares (the “Converted Initial Shares”) would be 5,145,259, resulting in an effective price per share (based on the aggregate purchase price of $21,150,000) of approximately $4.11. The sample Exchange Ratio of 4.3812 assumes (i) Rexahn’s and Ocuphire’s capitalization as of September 10, 2020, (ii) the Ocuphire convertible notes converted on September 10, 2020, and (iii) Rexahn has a Parent Cash Amount of $1.9 million. Different sample Exchange Ratios used elsewhere in this proxy statement/prospectus/information statement have different underlying assumptions that vary based on when such assumptions were made. For example, the sample Exchange Ratio used in the opinion of Oppenheimer attached as Annex E hereto assumed (i) Rexahn’s and Ocuphire’s capitalization as of June 17, 2020, (ii) the Ocuphire convertible notes converted on June 17, 2020, and (iii) Rexahn would deliver a Parent Cash Amount of $720,000. The Exchange Ratio formula is described in more detail in the Merger Agreement and in the section entitled “The Merger—Merger Consideration and Exchange Ratio” of this proxy statement/prospectus/information. In addition, 15,435,777 shares of Rexahn common stock would be issued to the escrow agent at such time in exchange for the Additional Shares (the “Converted Additional Shares”). Further, the Floor Price (as defined in the section entitled “Prospectus Summary - Pre-Merger Financing”) would be approximately $0.2535 per share.
Under the terms of the Securities Purchase Agreement, if the average of the five lowest volume-weighted average trading prices of a share of Rexahn common stock on Nasdaq during the first ten trading days immediately following the closing of the Pre-Merger Financing multiplied by 85% is less than $4.11 (the effective price per share of the Initial Shares), then the Investors will be entitled to receive a combination of Converted Additional Shares and Investor Warrants.
Scenario 1
If on the warrant closing date, the average of the five lowest volume-weighted average trading prices of a share of Rexahn common stock on Nasdaq during the first ten trading days immediately following the closing of the Pre-Merger Financing is equal to $4.84 (85% of which is $4.11) or more, then no Converted Additional Shares would be deliverable to the Investors from escrow, all of the outstanding Converted Additional Shares held by the escrow agent on such date would be returned to and cancelled by the combined company, the Series A Warrants would be exercisable for 5,145,259 shares with an exercise price of approximately $4.93 per share and the Series B Warrants would be exercisable for zero shares, with both warrants subject to Resets (as defined in the section entitled “Prospectus Summary − Pre-Merger Financing”) on subsequent Reset Dates (as defined in the section entitled “Prospectus Summary − Pre-Merger Financing”). In such case, when excluding the Series A Warrants, the pre-merger holders of Rexahn common stock would own approximately 13.1% of the fully-diluted combined company equity securities, the pre-merger holders of Ocuphire common stock (not including the Investors) would own approximately 71.9% of such amount and the Investors would own approximately 15.0% of such amount. Taking into account the shares of Rexahn common stock underlying the Series A Warrants, such percentages would be approximately 11.4%, 62.5% and 26.1%, respectively.
Scenario 2
If on the warrant closing date the average of the five lowest volume-weighted average trading prices of a share of Rexahn common stock on Nasdaq during the first ten trading days immediately following the closing of the Pre-Merger Financing is equal to $3.00 (85% of which is $2.55), then 3,148,859 Converted Additional Shares would be deliverable to the Investors from escrow, 12,286,918 of the remaining Converted Additional Shares in escrow on such date would be returned to and cancelled by the combined company, the Series A Warrants would be exercisable for 8,294,118 shares with an exercise price of $3.06 per share and the Series B Warrants would be exercisable for zero shares, with both warrants subject to Resets on subsequent Reset Dates. In such case, when excluding the Series A Warrants, the pre-merger holders of Rexahn common stock would own approximately 12.0% of the fully-diluted combined company equity securities, the pre-merger holders of Ocuphire common stock would own approximately 65.9% and the Investors would own approximately 22.1% of such amount. Taking into account the shares of Rexahn common stock underlying the Series A Warrants, such percentages would be approximately 9.8%, 53.9% and 36.3% respectively.
Scenario 3
If on the warrant closing date the average of the five lowest volume-weighted average trading prices of a share of Rexahn common stock on Nasdaq during the first ten trading days immediately following the closing of the Pre-Merger Financing is equal to $1.50 (85% of which is approximately $1.28), then 11,442,977 of the Converted Additional Shares would be deliverable to the Investors from escrow, 3,992,800 Converted Additional Shares would be returned to and cancelled by the combined company, the Series A Warrants would be exercisable for 16,588,236 shares with an exercise price of approximately $1.53 per share and the Series B Warrants would be exercisable for zero shares, with both warrants subject to Resets on subsequent Reset Dates. In such case, when excluding the Series A Warrants, the pre-merger holders of Rexahn common stock would own approximately 9.8% of the fully-diluted combined company equity securities, the pre-merger holders of Ocuphire common stock (not including the Investors) would own approximately 53.9% of such amount and the Investors would own approximately 36.3% of such amount. Taking into account the shares of Rexahn common stock underlying the Series A Warrants, such percentages would be approximately 7.2%, 39.6% and 53.2%, respectively.
Scenario 4
If on the warrant closing date the average of the five lowest volume-weighted average trading prices of a share of Rexahn common stock on Nasdaq during the first ten trading days immediately following the closing of the Pre-Merger Financing is equal to $0.2982 (85% of which is approximately $0.2535, the estimated Floor Price) or lower, then all 15,435,777 of the Converted Additional Shares would be deliverable to the Investors from escrow, no Converted Additional Shares would be returned to and cancelled by the combined company, the Series A Warrants would be exercisable for 83,431,953 shares with an exercise price of approximately $0.30 per share and the Series B Warrants would be exercisable for 62,850,917 shares with an exercise price of $0.0001 per share, this being the maximum amount issuable under such warrants, and therefore no increases upon subsequent Resets while the Floor Price still applies. In such case, when including the Series B Warrants but excluding the Series A Warrants, the pre-merger holders of Rexahn common stock would own approximately 4.0% of the fully-diluted combined company equity securities, the pre-merger holders of Ocuphire common stock (not including the Investors) would own approximately 21.9% of such amount and the Investors would own approximately 74.1% of such amount. Taking into account the shares of Rexahn common stock underlying the Series A Warrants, such percentages would be approximately 2.3%, 12.6% and 85.1%, respectively.

Financing Lock-Up Agreements
In connection with the Pre-Merger Financing, Rexahn and Ocuphire will enter into the Financing Lock-Up Agreements with the Financing Lock-Up Parties, pursuant to which each of the Financing Lock-Up Parties will agree that until the date that is 90 calendar days after the earlier of (i) such time as all of the Underlying Securities may be sold without restriction or limitation pursuant to Rule 144 and (ii) six months after the closing of the Pre-Merger Financing (provided that, if there is a Public Information Failure, such date shall be such later date on which the Public Information Failure is cured and no longer prevents the Investors from selling all of the Underlying Securities), subject to certain customary exceptions, such Financing Lock-Up Party will not and will cause its affiliates not to (A) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase, make any short sale or otherwise dispose of or agree to dispose of, directly or indirectly, any shares of Rexahn common stock or common stock equivalents, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to the Subject Shares, or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of the Subject Shares, whether any such transaction described in clause (A) or (B) above is to be settled by delivery of shares of Rexahn common stock or other securities, in cash or otherwise, (C) make any demand for or exercise any right or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares of Rexahn common stock or common stock equivalents or (D) publicly disclose the intention to do any of the foregoing.
Leak-Out Agreements
In connection with the Pre-Merger Financing, each Investor will enter into a Leak-Out Agreement with Rexahn limiting its daily sales to no more than its pro rata portion, based on such Investor’s investment amount, of 30% of the daily traded volume as reported by Bloomberg.
Additional Lock Up Agreements
As a condition to Closing, certain stockholders of each of Rexahn and Ocuphire and their affiliates, have entered into lock-up agreements, pursuant to which such parties have agreed not to, except in limited circumstances, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, make any short sale or otherwise transfer or dispose of or lend, directly or indirectly, any shares of Rexahn common stock or any security convertible into or exercisable or exchangeable for Rexahn common stock, including, as applicable, shares received in the merger and issuable upon exercise of certain warrants and options, during the period commencing at the Effective Time and continuing until the date that is 180 days from the Effective Time.
Each of the directors and officers of Rexahn is a party to a lock-up agreement. As of September 10, 2020, Rexahn Stockholders who have executed lock-up agreements beneficially owned in the aggregate approximately 2.2% of the outstanding Rexahn common stock.
Certain Ocuphire Stockholders party to Ocuphire voting agreements are also party to lock-up agreements. Ocuphire Stockholders who have executed lock-up agreements, as of September 10, 2020, beneficially owned in the aggregate approximately 63.7% of the outstanding shares of Ocuphire common stock.
Rexahn has filed an initial listing application with Nasdaq pursuant to the Nasdaq Stock Market LLC “business combination” rules. If such application is accepted, Rexahn anticipates that Rexahn common stock will be listed on Nasdaq following the Closing under the trading symbol “OCUP.” In order to meet the requirements for listing on Nasdaq, the post-merger combined company will be required to satisfy Nasdaq’s initial listing requirements, including the financial and liquidity requirements for the applicable Nasdaq market tier upon which the post-merger combined company’s shares will trade following the merger. Due to recent changes in these listing requirements, certain Nasdaq market tiers and standards require companies seeking to list to demonstrate a minimum “Market Value of Unrestricted Publicly Held Shares” as of the effective time of the closing of a business combination. Per current Nasdaq rules and requirements, the “Market Value of Unrestricted Publicly Held Shares” may not include the value of any securities subject to resale restrictions, including the types of restrictions set forth in the Rexahn and Ocuphire lock-up agreements.
Depending on the closing bid price of the Rexahn common stock, certain holders of the post-merger combined company’s issued and outstanding stock may be released from the restrictions under the Rexahn and Ocuphire lock-up agreements in order for the post-merger combined company to meet applicable listing requirements.

MATTERS BEING SUBMITTED TO A VOTE OF REXAHN STOCKHOLDERS
Proposal No. 1: Approval of the Issuance of Rexahn Common Stock to Ocuphire Stockholders pursuant to the Merger Agreement and the Change of Control of Rexahn Resulting from the Merger
At the Rexahn special meeting, Rexahn Stockholders will be asked to approve the issuance of Rexahn common stock pursuant to the Merger Agreement and the change of control of Rexahn resulting from the merger.
The Exchange Ratio formula in the Merger Agreement is subject to adjustment based on the Parent Cash Amount on the Anticipated Closing Date. For example, if the Parent Cash Amount is $0, which is the minimum Parent Cash Amount that Rexahn is required to deliver on the Anticipated Closing Date to consummate the merger, then immediately following the Effective Time, Rexahn Stockholders would own approximately 11.2% of Rexahn common stock, and Ocuphire Securityholders would own, or hold rights to acquire, approximately 88.8% of Rexahn common stock, in each case calculated on a fully-diluted basis. The calculation of the Exchange Ratio under the Merger Agreement and post-closing ownership of Rexahn Stockholders are subject to adjustment based on an assumed value of Rexahn at Closing based on Rexahn’s Parent Cash Amount as of the Anticipated Closing Date. To the extent the Parent Cash Amount falls below $3.2 million or exceeds $6.0 million, Rexahn’s assumed value would be reduced or increased by $150,000 for every $100,000 below or above the thresholds referenced. According to the terms of the Merger Agreement, if the Parent Cash Amount on the Anticipated Closing Date is between $3.2 million and $6.0 million, then immediately following the consummation of the merger, Rexahn Stockholders would own approximately 14.3% of Rexahn common stock, and Ocuphire Securityholders would own, or hold rights to acquire, approximately 85.7% of Rexahn common stock, in each case, calculated on a fully-diluted basis. The adjustments in the Exchange Ratio formula in the Merger Agreement provide for incremental adjustments of $150,000 to the assumed value of Rexahn for every $100,000 that the Parent Cash Amount is less than $3.2 million or more than $6.0 million, with incremental upward adjustments to the Exchange Ratio to the extent that the Parent Cash Amount is less than $3.2 million and incremental downward adjustments to the Exchange Ratio to the extent that the Parent Cash Amount is more than $6.0 million. Based on Rexahn’s current estimates, Rexahn anticipates delivering a Parent Cash Amount between $1.9 million and $2.4 million assuming the Closing occurs by November 14, 2020, which is the end date set forth in the Merger Agreement; however, the final Parent Cash Amount will not be calculated until Closing, and may vary significantly depending on, among other things, Rexahn’s ability to control and correctly estimate its operating expenses, expenses relating to Rexahn’s ongoing litigation and the trading price of Rexahn common stock (and its impact on Rexahn’s estimated warrant liabilities, which are deducted from the Parent Cash Amount). If the Parent Cash Amount is $1.9 million on the Anticipated Closing Date, then immediately following the Effective Time, Rexahn Stockholders would own approximately 13.1% of Rexahn common stock, and Ocuphire Securityholders would own, or hold rights to acquire, approximately 86.9% of Rexahn common stock, in each case calculated on a fully-diluted basis. If the Parent Cash Amount on the Anticipated Closing Date is less than $0, Rexahn would be unable to satisfy a closing condition for the merger, and the merger would not close unless Ocuphire waives such condition. Under the terms of the Merger Agreement, Rexahn Stockholders’ ownership percentage in the combined company is subject to a floor of approximately 9.1% regardless of the Parent Cash Amount on the Anticipated Closing Date, assuming Ocuphire waives the minimum Parent Cash Amount condition at or prior to Closing. These ownership percentages give effect to the shares of Ocuphire common stock that will be issued to Investors in the Pre-Merger Financing prior to the Effective Time, but do not account for any additional shares of Rexahn common stock that may be issued to Investors following the Effective Time or shares of Rexahn common stock issuable pursuant to the Investor Warrants issued to Investors after the Effective Time. As a result, Ocuphire Securityholders and Rexahn Stockholders could own less of the combined company than currently contemplated. For example, assuming an Exchange Ratio of 4.3812 and Parent Cash Amount of $1.9 million, depending on the trading prices of Rexahn common stock on Nasdaq following the closing of the Pre-Merger Financing, the ownership percentage of pre-merger holders of Rexahn common stock could be between approximately 2.3% and 13.1% of the fully-diluted combined company equity securities. Rexahn Stockholders will not know the percentage of securities they will hold in the combined company at the time of the Rexahn special meeting. See the section entitled “The Merger –Merger Consideration and Exchange Ratio” in this proxy statement/prospectus/information statement.
Nasdaq Listing Rule 5635(a)(1) requires a company listed on Nasdaq to obtain stockholder approval prior to the issuance of common stock, among other things, in connection with the acquisition of the stock or assets of another company, if the number of shares of common stock to be issued is equal to or in excess of 20% of the number of shares of common stock then outstanding. The potential issuance of the shares of Rexahn common stock in the merger will exceed the 20% threshold under the Nasdaq Listing Rules. Accordingly, in order to ensure compliance with Nasdaq Listing Rule 5635(a)(1), Rexahn must obtain the approval of Rexahn Stockholders for the issuance of these shares in the merger.
Nasdaq Listing Rule 5635(b) requires a company listed on Nasdaq to obtain stockholder approval prior to an issuance of securities that will result in a “change of control” of the company. Although Nasdaq has not adopted any rule as to what constitutes a “change of control” for purposes of Rule 5635(b), Nasdaq has previously indicated that the acquisition of, or right to acquire, by a single investor or affiliated investor group, as little as 20% of the common stock (or securities convertible into or exercisable for common stock) or voting power of an issuer could constitute a change of control. In addition, the staff of Nasdaq has advised Rexahn that Nasdaq deems the merger to be a “change of control.” Accordingly, in order to ensure compliance with Nasdaq Listing Rule 5635(b), Rexahn must obtain the approval of Rexahn Stockholders for the potential change in control of Rexahn resulting from the merger.
The terms of, reasons for and other aspects of the Merger Agreement, the merger, the issuance of Rexahn common stock pursuant to the Merger Agreement and the resulting change of control are described in detail in the other sections in this proxy statement/prospectus/information statement.
Vote Required
The affirmative vote of a majority in interest of the holders of Rexahn common stock present in person or by proxy at the Rexahn special meeting and entitled to vote on the matter is required for approval of Proposal No. 1. Abstentions will have the same effect as votes “AGAINST” this Proposal.
Recommendation of Rexahn Board
THE REXAHN BOARD RECOMMENDS THAT REXAHN STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 1 TO APPROVE THE ISSUANCE OF REXAHN COMMON STOCK PURSUANT TO THE MERGER AGREEMENT AND THE CHANGE OF CONTROL OF REXAHN RESULTING FROM THE MERGER. PROPOSAL NO. 1 IS CONDITIONED UPON THE APPROVAL OF PROPOSAL NO. 2, AND THE MERGER CANNOT BE CONSUMMATED WITHOUT THE APPROVAL OF PROPOSAL NOS. 1 AND 2.
Proposal No. 2: Approval of an Amendment to the Rexahn Certificate of Incorporation Effecting the Rexahn Reverse Stock Split
General
At the Rexahn special meeting, Rexahn Stockholders will be asked to approve an amendment to the Rexahn Certificate of Incorporation effecting the Rexahn Reverse Stock Split. Upon the effectiveness of the amendment to the Rexahn Certificate of Incorporation effecting the Rexahn Reverse Stock Split (the “split effective time”), the issued shares of Rexahn common stock immediately prior to the split effective time will be reclassified into a smaller number of shares, at a ratio within the range of 1-for-3 to 1-for-5, with such specific ratio to be approved by the Rexahn Board. Approval of the proposal would permit the Rexahn Board to effect the Rexahn Reverse Stock Split by a ratio of not less than 1-for-3 and not more than 1-for-5, with the exact ratio to be approved by the Rexahn Board no later than the first anniversary of the Rexahn special meeting. Under the terms of the Merger Agreement, the ratio approved by the Rexahn Board in connection with the merger must be mutually agreed upon by Rexahn and Ocuphire. If the merger is not consummated, then the exact ratio to be approved by the Rexahn Board would be in the Rexahn Board’s sole discretion so long as such ratio is not less than 1-for-3 and not more than 1-for-5.
The Rexahn Board may determine to the effect the Rexahn Reverse Stock Split, if it is approved by the stockholders, even if Proposal No. 1 is not approved and the merger is not consummated.
The form of the amendment to the Rexahn Certificate of Incorporation to effect the Rexahn Reverse Stock Split is attached to this proxy statement/prospectus/information statement as Annex B.

Purpose
The Rexahn Board approved the proposal approving the amendment to the Rexahn Certificate of Incorporation effecting the Rexahn Reverse Stock Split for the following reasons:
•	The Rexahn Reverse Stock Split may be necessary to increase Rexahn’s stock price to meet Nasdaq’s minimum bid price requirement upon the Closing;
•	the Rexahn Board believes effecting the Rexahn Reverse Stock Split may be an effective means of avoiding a delisting of Rexahn common stock from Nasdaq in the future;
•
the Rexahn Reverse Stock Split may be required in order to make sufficient shares of Rexahn common stock available for issuance to Ocuphire Stockholders pursuant to the Merger Agreement and the Investor Warrants;

•	the Rexahn Board believes a higher stock price may help generate investor interest in Rexahn and help Rexahn attract and retain employees; and
•
If the Rexahn Reverse Stock Split successfully increases the per share price of Rexahn common stock, the Rexahn Board believes this increase may increase trading volume in Rexahn common stock and facilitate future financings by Rexahn.

Nasdaq Requirements for Listing on Nasdaq
Rexahn common stock is quoted on the Nasdaq Capital Market under the symbol “REXN.” Rexahn has filed an initial listing application with Nasdaq to seek listing on the Nasdaq Capital Market upon the Closing.
According to Nasdaq Listing Rule 5110, an issuer must apply for initial inclusion following a transaction whereby the issuer combines with a non-Nasdaq entity, resulting in a change of control of the issuer and potentially allowing the non-Nasdaq entity to obtain a Nasdaq listing. Accordingly, the listing standards of Nasdaq will require Rexahn to have, among other things, a $4.00 per share minimum bid price upon the Closing. As of September 14, 2020, the closing price of Rexahn common stock was $1.91. If Rexahn Stockholders do not approve this Proposal, the merger will not be able to occur because continued listing on Nasdaq is a condition to Closing.
To the extent the merger is not completed, one of the principal reasons for the Rexahn Reverse Stock Split will be the continued listing on the Nasdaq Capital Market by increasing the per share trading price of Rexahn common stock in order to help ensure a share price high enough to continue to satisfy the $1.00 per share minimum bid price requirement, although there can be no assurance that the trading price of Rexahn common stock would be maintained at such level or that Rexahn will be able to maintain the listing of Rexahn common stock on the Nasdaq Capital Market.
Potential Increased Investor Interest
To the extent the merger is not completed, another principal reason for the Rexahn Reverse Stock Split would be to generate investor interest in Rexahn common stock. On September 14, 2020, Rexahn common stock closed at $1.91 per share. An investment in Rexahn common stock may not appeal to brokerage firms that are reluctant to recommend lower priced securities to their clients. Investors may also be dissuaded from purchasing lower priced stocks because the brokerage commissions, as a percentage of the total transaction, tend to be higher for such stocks. Moreover, the analysts at many brokerage firms do not monitor the trading activity or otherwise provide coverage of lower priced stocks. Also, the Rexahn Board believes that most investment funds are reluctant to invest in lower priced stocks. Accordingly, the Rexahn Board believes that a higher stock price may generate investor interest in Rexahn common stock.
Criteria to be Used for Determining Whether to Implement the Reverse Stock Split
In determining whether to implement the reverse stock split and which reverse stock split ratio to implement, if any, following receipt of stockholder approval of this Proposal, Rexahn and/or Ocuphire (solely in connection with the merger) may consider, among other things, various factors, such as:
•	the historical trading price and trading volume of the Rexahn common stock;

•
the then-prevailing trading price and trading volume of the Rexahn common stock and the expected impact of the reverse stock split on the trading market for Rexahn common stock in the short- and long-term;

•	the ability of Rexahn to continue its listing on the Nasdaq Capital Market;
•	which reverse stock split ratio would result in the least administrative cost to Rexahn; and
•	prevailing general market and economic conditions.
In the event the Rexahn Board determines to implement the reverse stock split in connection with the merger, the Rexahn Board will select a reverse stock split ratio that ensures that the total number of issued and outstanding shares of Rexahn common stock after the consummation of the transactions contemplated by the Merger Agreement and the Securities Purchase Agreement, together with the total number of shares of Rexahn common stock then reserved for issuance or obligated to be issued by Rexahn pursuant to any agreement or arrangement or otherwise, including the Merger Agreement and the Securities Purchase Agreement, will not exceed the total number of shares of Rexahn common stock then authorized under the Rexahn Certificate of Incorporation, as amended. This limitation may restrict the reverse stock split ratios available to be implemented by the Rexahn Board, in some cases requiring ratios closer to 1:5 than 1:3, to reduce the number of shares outstanding.
Principal Effects of the Rexahn Reverse Stock Split
If approved and implemented, the principal effects of the Rexahn Reverse Stock Split would include the following, all of which have been considered by the Rexahn Board in approving the Rexahn Reverse Stock Split:
•	The number of outstanding shares of Rexahn common stock will be reduced and each Rexahn Stockholder will own fewer shares than they currently own.
•
The number of shares of Rexahn common stock reserved and available for issuance under Rexahn’s equity-based compensation plans and the number of shares of Rexahn common stock issuable upon exercise of outstanding options and warrants will be reduced proportionately based on the reverse stock split ratio selected by the Rexahn Board, and the exercise price of all outstanding options and warrants will be increased proportionately.

•
Except for adjustments that may result from the treatment of fractional shares resulting from the Rexahn Reverse Stock Split, which are explained below under the section entitled “—Fractional Shares,” each stockholder will hold the same percentage of Rexahn common stock immediately following the Rexahn Reverse Stock Split as the stockholder held immediately prior to the Rexahn Reverse Stock Split.

•	The voting rights, rights to dividends and distributions and other rights of Rexahn common stock will not be changed as a result of the Rexahn Reverse Stock Split.
•
The Rexahn Reverse Stock Split will not affect the number of authorized shares of Rexahn common stock or preferred stock which will continue to be authorized pursuant to the Rexahn Certificate of Incorporation, or the par value of Rexahn common stock or preferred stock. As described further below, because the number of authorized shares will not be reduced proportionately, the Rexahn Reverse Stock Split will increase the Rexahn Board’s ability to issue authorized and unissued shares without further stockholder action.

The Rexahn Reverse Stock Split will not affect Rexahn continuing to be subject to the periodic reporting requirements of the Exchange Act. The Rexahn Reverse Stock Split is not intended as, and will not have the effect of, a “going private transaction” covered by Rule 13e-3 under the Exchange Act.
The Rexahn Reverse Stock Split will be affected simultaneously for all outstanding shares of Rexahn common stock. The Rexahn Reverse Stock Split will affect all Rexahn Stockholders uniformly and will not affect any stockholder’s percentage interest in Rexahn, except to the extent that the Rexahn Reverse Stock Split results in any Rexahn Stockholders owning a fractional share. Shares of Rexahn common stock issued pursuant to the Rexahn Reverse Stock Split will remain fully paid and nonassessable. The Rexahn Reverse Stock Split does not affect the total proportionate ownership of Rexahn following the merger. The Rexahn Reverse Stock Split will not affect Rexahn continuing to be subject to the periodic reporting requirements of the Exchange Act.

As an example, the following table illustrates the effects of a 1-for-3 to 1-for-5 reverse stock split (without giving effect to the treatment of fractional shares):
	Shares Issued and Outstanding(1)	Shares Authorized and Reserved for Issuance(1)(2)	Shares Authorized and Unreserved for Issuance(1)	Total Authorized(1)
As of September 10, 2020	4,483,198	1,211,192	69,305,610	75,000,000
1-for-3 Reverse Split	1,494,399	403,730	73,101,871	75,000,000
1-for-4 Reverse Split	1,120,799	302,798	73,576,403	75,000,000
1-for-5 Reverse Split	896,639	242,238	73,861,123	75,000,000
(1)	These estimates do not reflect the potential effects of cashing out of fractional shares that may result from the reverse stock split.
(2)
Includes warrants to purchase 925,732 shares of Rexahn common stock with a weighted average exercise price of $21.07 per share, options to purchase 146,224 shares of Rexahn common stock with a weighted average exercise price of $24.06 per share and 139,236 shares reserved for future issuance under the Rexahn 2013 Plan. Does not include any shares of Rexahn common stock issuable upon the exercise or conversion of securities that may have been issued since September 10, 2020 or any shares of Rexahn common stock reserved or to be reserved in connection with the Pre-Merger Financing.

There are risks associated with the Rexahn Reverse Stock Split, all of which have been considered by the Rexahn Board in recommending to Rexahn Stockholders the Rexahn Reverse Stock Split for approval.
One of the effects of the Rexahn Reverse Stock Split will be to effectively increase the proportion of authorized shares which are unissued relative to those which are issued. This could result in the Rexahn Board being able to issue more shares without further stockholder approval. For example, before the Rexahn Reverse Stock Split, Rexahn’s authorized but unissued shares immediately prior to the Closing would be approximately 70.5 million compared to shares issued of approximately 4.5 million. If Rexahn effects the Rexahn Reverse Stock Split using a 1:4 ratio (the midpoint of the range of the Rexahn Reverse Stock Split), its authorized but unissued shares immediately prior to the Closing would be approximately 73.9 million compared to shares issued of approximately 1.1 million. With respect to authorized but unissued shares, Rexahn could use shares that are available for issuance in future equity financing transactions, which could result in additional dilution to Rexahn stockholders, or to oppose a hostile takeover attempt or delay or prevent future changes in control or changes in or removal of management, including transactions that are favored by a majority of the stockholders or in which the stockholders might otherwise receive a premium for their shares over then-current market prices or benefit in some other manner. Rexahn currently has no plans to issue shares, other than in connection with the merger, and to satisfy obligations under the Rexahn Warrants and employee stock options from time to time as these warrants and options are exercised.
Rexahn cannot predict whether the Rexahn Reverse Stock Split will increase the market price for Rexahn common stock. The history of similar stock split combinations for companies in like circumstances is varied. There is no assurance that:
•
the market price per share of Rexahn common stock after the Rexahn Reverse Stock Split will rise in proportion to the reduction in the number of shares of Rexahn common stock outstanding before the Rexahn Reverse Stock Split;

•	the Rexahn Reverse Stock Split will result in a per share price that will attract brokers and investors who do not trade in lower priced stocks;
•	the Rexahn Reverse Stock Split will result in a per share price that will increase the ability of Rexahn to attract and retain employees;
•	the bid price per share will either exceed or remain in excess of the $1.00 minimum bid price as required by Nasdaq for continued listing; or
•	that Rexahn will otherwise meet the requirements of Nasdaq for initial listing on the Nasdaq Capital Market, including the $4.00 minimum bid price upon the Closing.
The market price of Rexahn common stock will also be based on the performance of Rexahn and other factors, some of which are unrelated to the number of shares outstanding. If the Rexahn Reverse Stock Split is effected and the market price of Rexahn common stock declines, the percentage decline as an absolute number and as a percentage of the overall market capitalization of Rexahn may be greater than would occur in the absence of a reverse stock split. Furthermore, the liquidity of Rexahn common stock could be adversely affected by the reduced number of shares that would be outstanding after the Rexahn Reverse Stock Split. In addition, there can be no assurance that Rexahn common stock will not be delisted due to a failure to meet other listing requirements even if the market price per share of Rexahn common stock post Rexahn Reverse Stock Split remains in excess of the minimum bid price requirement.
The anticipated resulting increase in the per share price of Rexahn common stock due to the Rexahn Reverse Stock Split is expected to encourage greater interest in its common stock by brokers and investors and possibly promote greater liquidity for its stockholders. However, there is no assurance that such greater interest will occur.
Since the Rexahn Reverse Stock Split will decrease the number of shares held by Rexahn Stockholders, the Rexahn Reverse Stock Split may increase the number of stockholders who hold less than a “round lot,” or 100 shares. Typically, the transaction costs to stockholders selling “odd lots” are higher on a per share basis. Consequently, the reverse stock split could increase the transaction costs to existing stockholders in the event they wish to sell all or a portion of their shares.
Procedure for Effecting the Rexahn Reverse Stock Split and Exchange of Stock Certificates
If Rexahn Stockholders approve the amendment to the Rexahn Certificate of Incorporation effecting the Rexahn Reverse Stock Split, and if the Rexahn Board still believes that a reverse stock split is in the best interests of Rexahn and Rexahn Stockholders, Rexahn will file the amendment to the Rexahn Certificate of Incorporation with the Secretary of State of the State of Delaware at such time as the Rexahn Board has determined to be the appropriate split effective time. The Rexahn Board may delay effecting the Rexahn Reverse Stock Split without resoliciting stockholder approval until the first anniversary of the Rexahn special meeting. Beginning at the split effective time, each certificate representing pre-split shares will be deemed for all corporate purposes to evidence ownership of post-split shares.
As soon as practicable after the split effective time, Rexahn Stockholders will be notified that the Rexahn Reverse Stock Split has been effected. Rexahn expects that the Rexahn transfer agent will act as exchange agent for purposes of implementing the exchange of stock certificates, if any. Holders of Rexahn common stock holding all of their shares electronically in book-entry form with Rexahn’s transfer agent do not need to take any action (the exchange will be automatic) to receive post-split shares. Holders of pre-split shares held in certificated form will be asked to surrender to the exchange agent certificates representing pre-split shares in exchange for certificates representing post-split shares in accordance with the procedures to be set forth in a letter of transmittal to be sent by Rexahn. Upon receipt of the holder’s pre-split certificate(s) and the properly completed and executed letter of transmittal, the holder will be issued the appropriate number of shares of common stock electronically in book-entry form under the Direct Registration System (the “DRS”). No new shares in book-entry form will be reflected until the holder surrenders the holder’s outstanding pre-reverse stock split certificate(s), together with the properly completed and executed letter of transmittal, to the exchange agent. In the event that the Rexahn Name Change under Proposal No. 3 is approved by Rexahn Stockholders, the certificates, if any, reflecting the post-split shares will also reflect the Rexahn Name Change. Any pre-split shares submitted for transfer, whether pursuant to a sale or other disposition, or otherwise, will automatically be exchanged for post-split shares. Rexahn Stockholders should not destroy any stock certificate(s) and should not submit any certificate(s) unless and until requested to do so.
Fractional Shares
No fractional shares will be issued in connection with the Rexahn Reverse Stock Split. Rexahn Stockholders of record who otherwise would be entitled to receive fractional shares because they hold a number of pre-split shares not evenly divisible by the number of pre-split shares to be reclassified into one post-split share, will be entitled to a cash payment in lieu thereof at a price equal to the fraction to which the stockholder would otherwise be entitled multiplied by the closing price of the common stock on Nasdaq on the date of the split effective time; provided, however, holders of certificated shares must first surrender to the exchange agent the certificates representing such pre-split shares. The ownership of a fractional interest will not give the holder thereof any voting, dividend, or other rights except to receive payment therefor as described herein.
By approving the amendment to the Rexahn Certificate of Incorporation effecting the Rexahn Reverse Stock Split, Rexahn Stockholders will be approving the combination of 3 to 5 (or any number in between) outstanding shares of Rexahn common stock, as approved by the Rexahn Board, into one share of Rexahn common stock.

Rexahn Stockholders should be aware that, under the escheat laws of the various jurisdictions where Rexahn Stockholders reside, where Rexahn is domiciled, and where the funds will be deposited, sums due for fractional interests that are not timely claimed after the effective date of the Rexahn Reverse Stock Split may be required to be paid to the designated agent for each such jurisdiction, unless correspondence has been received by Rexahn or the exchange agent concerning ownership of such funds within the time permitted in such jurisdiction. Thereafter, Rexahn Stockholders otherwise entitled to receive such funds will have to seek to obtain them directly from the state to which they were paid.
Accounting Consequences
The par value per share of Rexahn common stock will remain unchanged at $0.0001 per share after the Rexahn Reverse Stock Split. As a result, at the split effective time of the Rexahn Reverse Stock Split, the stated capital on Rexahn’s balance sheet attributable to Rexahn common stock will be reduced proportionately based on the reverse stock split ratio, from its present amount, and the additional paid-in capital account will be increased for the amount by which the stated capital is reduced. After the Rexahn Reverse Stock Split (and disregarding the impact of shares of Rexahn common stock issued in the merger), net income or loss per share, and other per share amounts will be increased because there will be fewer shares of common stock outstanding. In future financial statements, net loss per share and other per share amounts for periods ending before the Rexahn Reverse Stock Split will be restated to give retroactive effect to the Rexahn Reverse Stock Split.
Potential Anti-Takeover Effect
Although the increased proportion of unissued authorized shares to issued shares could, under certain circumstances, have an anti-takeover effect, for example, by permitting issuances that would dilute the stock ownership of a person seeking to effect a change in the composition of the Rexahn Board or contemplating a tender offer or other transaction for the combination of Rexahn with another company, the Rexahn Reverse Stock Split proposal is not being proposed in response to any effort of which Rexahn is aware to accumulate shares of Rexahn common stock or obtain control of Rexahn, other than in connection with the merger, nor is it part of a plan by management to recommend a series of similar amendments to the Rexahn Board and Rexahn Stockholders. Other than the proposals being submitted to Rexahn Stockholders for their consideration at the Rexahn special meeting, the Rexahn Board does not currently contemplate recommending the adoption of any other actions that could be construed to affect the ability of third parties to take over or effect a change control of Rexahn. For more information, please see the section entitled “Description of Rexahn Capital Stock— Anti-Takeover Effect of Rexahn’s Certificate of Incorporation and Bylaw Provisions” in this proxy statement/prospectus/information statement.
Material U.S. Federal Income Tax Consequences of the Rexahn Reverse Stock Split
The following discussion is a summary of the material U.S. federal income tax consequences of the Rexahn Reverse Stock Split to Rexahn U.S. Holders (which, for purposes of this discussion, has the same meaning as in “Agreements Related to the Merger—Contingent Value Rights Agreement—Material U.S. Federal Income Tax Consequences of the Receipt of CVRs”), but does not purport to be a complete analysis of all potential tax consequences that may be relevant to Rexahn U.S. Holders. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Rexahn U.S. Holder. Rexahn has not sought and does not intend to seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a position contrary to that discussed below regarding the tax consequences of the Rexahn Reverse Stock Split.
This discussion is limited to Rexahn U.S. Holders that hold Rexahn common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences that may be relevant to a Rexahn U.S. Holder’s particular circumstances, including the impact of the alternative minimum tax or the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to Rexahn U.S. Holders subject to special rules, including, without limitation:
•	U.S. expatriates and former citizens or long-term residents of the United States;
•	Rexahn U.S. Holders whose functional currency is not the U.S. dollar;
•	persons holding Rexahn common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;
•	banks, insurance companies, and other financial institutions;
•	real estate investment trusts or regulated investment companies;
•	brokers, dealers or traders in securities;
•	persons for whom Rexahn common stock constitutes “qualified small business stock” within the meaning of Section 1202 of the Code;
•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;
•	S corporations, partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);
•	tax-exempt organizations or governmental organizations;
•
persons subject to special tax accounting rules as a result of any item of gross income with respect to Rexahn common stock being taken into account in an “applicable financial statement” (as defined in the Code);

•	persons deemed to sell Rexahn common stock under the constructive sale provisions of the Code;
•	persons who hold or received Rexahn common stock pursuant to the exercise of any employee stock option or otherwise as compensation; and
•	tax-qualified retirement plans.
If an entity treated as a partnership for U.S. federal income tax purposes holds Rexahn common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding Rexahn common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.
IT IS RECOMMENDED THAT HOLDERS CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE REXAHN REVERSE STOCK SPLIT ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.
Rexahn Reverse Stock Split
The Rexahn Reverse Stock Split should constitute a “recapitalization” for U.S. federal income tax purposes. As a result, a Rexahn U.S. Holder should not recognize gain or loss upon the Rexahn Reverse Stock Split, except with respect to cash received in lieu of a fractional share of Rexahn common stock, as discussed below. A Rexahn U.S. Holder’s aggregate tax basis in the shares of Rexahn common stock received pursuant to the Rexahn Reverse Stock Split should equal the aggregate tax basis of the shares of Rexahn common stock surrendered (excluding any portion of such basis that is allocated to any fractional share of Rexahn common stock), and such Rexahn U.S. Holder’s holding period in the shares of Rexahn common stock received should include the holding period in the shares of Rexahn common stock surrendered. Treasury Regulations provide detailed rules for allocating the tax basis and holding period of the shares of Rexahn common stock surrendered to the shares of Rexahn common stock received pursuant to the Rexahn Reverse Stock Split. Holders of shares of Rexahn common stock acquired on different dates and at different prices should consult their tax advisors regarding the allocation of the tax basis and holding period of such shares.
A Rexahn U.S. Holder that receives cash in lieu of a fractional share of Rexahn common stock pursuant to the Rexahn Reverse Stock Split should recognize capital gain or loss in an amount equal to the difference between the amount of cash received and the Rexahn U.S. Holder’s tax basis in the shares of Rexahn common stock surrendered that is allocated to such fractional share of Rexahn common stock. Such capital gain or loss should be long-term capital gain or loss if the Rexahn U.S. Holder’s holding period for Rexahn common stock surrendered exceeded one year at the split effective time of the Rexahn Reverse Stock Split.
This discussion assumes that the distribution of CVRs to Rexahn U.S. Holders will be treated for U.S. federal income tax purposes as a transaction that is separate and distinct from the Rexahn Reverse Stock Split. However, it is possible that the IRS or a court could determine that the Rexahn Reverse Stock Split and the receipt of CVRs constitute a single “recapitalization” for U.S. federal income tax purposes. For a discussion of such treatment, please see the section entitled “Agreements Related to the Merger—Contingent Value Rights Agreement—Material U.S. Federal Income Tax Consequences of the Receipt of CVRs—Alternative Treatment of the Receipt of CVRs and the Rexahn Reverse Stock Split as a Single Recapitalization” in this proxy statement/prospectus/information statement.
Information Reporting and Backup Withholding
A Rexahn U.S. Holder may be subject to information reporting and backup withholding when such holder receives cash in lieu of fractional shares of Rexahn common stock in the Rexahn Reverse Stock Split. Certain Rexahn U.S. Holders are exempt from backup withholding, including corporations and certain tax-exempt organizations. A Rexahn U.S. Holder will be subject to backup withholding if such holder is not otherwise exempt and:
•	the holder fails to furnish the holder’s taxpayer identification number, which for an individual is ordinarily his or her social security number;
•	the holder furnishes an incorrect taxpayer identification number;
•	the applicable withholding agent is notified by the IRS that the holder previously failed to properly report payments of interest or dividends; or
•
the holder fails to certify under penalties of perjury that the holder has furnished a correct taxpayer identification number and that the IRS has not notified the holder that the holder is subject to backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Rexahn U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS. Rexahn U.S. Holders should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption.
Vote Required
The affirmative vote of holders of a majority of the shares of Rexahn common stock outstanding on the Record Date for the Rexahn special meeting and entitled to vote on the matter is required for approval of Proposal No. 2. Abstentions will have the same effect as votes “AGAINST” this Proposal.
Recommendation of Rexahn Board
THE REXAHN BOARD RECOMMENDS THAT REXAHN STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 2 TO APPROVE AN AMENDMENT TO THE REXAHN CERTIFICATE OF INCORPORATION EFFECTING THE REXAHN REVERSE STOCK SPLIT. THE APPROVAL OF PROPOSAL NO. 2 IS REQUIRED TO CONSUMMATE THE MERGER.
Proposal No. 3: Approval of Rexahn Name Change
At the Rexahn special meeting, Rexahn Stockholders will be asked to approve the amendment to the Rexahn Certificate of Incorporation to change the name of Rexahn from “Rexahn Pharmaceuticals, Inc.” to

“Ocuphire Pharma, Inc.,” by filing an amendment to the Rexahn Certificate of Incorporation at the Closing. A copy of the proposed amendment to the Rexahn Certificate of Incorporation is attached to this proxy statement/prospectus/information statement as Annex C. The primary reason for the corporate name change is that management believes this will allow for brand recognition of Ocuphire’s products and programs following the consummation of the merger. Rexahn’s management believes that the current name will no longer accurately reflect the business of Rexahn and the mission of Rexahn subsequent to the consummation of the merger.
Vote Required
The affirmative vote of holders of a majority of the shares of Rexahn common stock outstanding on the Record Date for the Rexahn special meeting and entitled to vote on the matter is required for approval of Proposal No. 3. Abstentions will have the same effect as votes “AGAINST” this Proposal.
Recommendation of Rexahn Board
THE REXAHN BOARD RECOMMENDS THAT REXAHN STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 3 TO APPROVE THE REXAHN NAME CHANGE. PROPOSAL NO. 3 IS CONDITIONED UPON THE APPROVAL OF EACH OF PROPOSAL NOS. 1 AND 2.
Proposal No. 4: Approval of the Adoption of the Ocuphire 2020 Plan
The Rexahn Board adopted the Ocuphire 2020 Plan on June 17, 2020, and requests that the Rexahn Stockholders approve the Ocuphire 2020 Plan prior to the completion of the merger. The Ocuphire 2020 Plan will become effective on the date of the Closing. The Ocuphire 2020 Plan came into existence upon its adoption by the Rexahn Board, but no grants will be made under the Ocuphire 2020 Plan prior to its effectiveness. Once the Ocuphire 2020 Plan is effective, no further grants will be made under any of Rexahn’s other existing equity incentive plans.
Awards. The Ocuphire 2020 Plan provides for the grant of incentive stock options, or ISOs, within the meaning of Section 422 of the Code to Rexahn employees, including employees of any parent or subsidiary, and for the grant of nonstatutory stock options, or NSOs, stock appreciation rights, restricted stock awards, restricted stock unit awards, performance awards and other forms of awards to employees, directors and consultants, including employees and consultants of Rexahn affiliates.
Authorized Shares. Initially, the maximum number of shares of Rexahn common stock that may be issued under the Ocuphire 2020 Plan after it becomes effective will not exceed 8,252,985 shares of Rexahn common stock, which is the sum of (1) 4,000,000 new shares, plus (2) an additional number of shares not to exceed 4,252,985, consisting of (A) shares that remain available for the issuance of awards under the Rexahn 2003 Plan and the Rexahn 2013 Plan (together, the “Prior Rexahn Plans”) as of immediately prior to the time the Ocuphire 2020 Plan becomes effective and (B) shares of Rexahn common stock subject to outstanding stock options or other stock awards covered by the Prior Rexahn Plans that, on or after the Ocuphire 2020 Plan becomes effective, terminate or expire prior to exercise or settlement; are not issued because the award is settled in cash; are forfeited because of the failure to vest; or are reacquired or withheld (or not issued) to satisfy a tax withholding obligation or the purchase or exercise price, if any, as such shares become available from time to time. In addition, the number of shares of Rexahn common stock reserved for issuance under the Ocuphire 2020 Plan will automatically increase on January 1 of each calendar year, starting on January 1, 2021 through January 1, 2030, in an amount equal to (i) 5% of the total number of shares of Rexahn common stock outstanding on December 31 of the fiscal year before the date of each automatic increase, or (ii) a lesser number of shares determined by the Rexahn Board prior to the date of the increase. The maximum number of shares of Rexahn common stock that may be issued on the exercise of ISOs under the Ocuphire 2020 Plan is 16,505,970.
Shares subject to stock awards granted under the Ocuphire 2020 Plan that expire or terminate without being exercised in full or that are paid out in cash rather than in shares do not reduce the number of shares available for issuance under the Ocuphire 2020 Plan. Shares withheld under a stock award to satisfy the exercise, strike or purchase price of a stock award or to satisfy a tax withholding obligation do not reduce the number of shares available for issuance under the Ocuphire 2020 Plan. If any shares of Rexahn common stock issued pursuant to a stock award are forfeited back to or repurchased or reacquired by Rexahn (1) because of a failure to meet a contingency or condition required for the vesting of such shares; (2) to satisfy the exercise, strike or purchase price of an award; or (3) to satisfy a tax withholding obligation in connection with an award, the shares that are forfeited or repurchased or reacquired will revert to and again become available for issuance under the Ocuphire 2020 Plan. Any shares previously issued which are reacquired in satisfaction of tax withholding obligations or as consideration for the exercise or purchase price of a stock award will again become available for issuance under the Ocuphire 2020 Plan.
Plan Administration. The Rexahn Board, or a duly authorized committee of the Rexahn Board, will administer the Ocuphire 2020 Plan and is referred to as the “plan administrator” herein. The Rexahn Board may also delegate to one or more of Rexahn’s officers the authority to: (1) designate employees (other than officers) to receive specified stock awards; and (2) determine the number of shares subject to such stock awards. Under the Ocuphire 2020 Plan, the Rexahn Board has the authority to determine award recipients, grant dates, the numbers and types of stock awards to be granted, the applicable fair market value, and the provisions of each stock award, including the period of exercisability and the vesting schedule applicable to a stock award.
Under the Ocuphire 2020 Plan, the board of directors also generally has the authority to effect, with the consent of any materially adversely affected participant, (A) the reduction of the exercise, purchase, or strike price of any outstanding option or stock appreciation right; (B) the cancellation of any outstanding option or stock appreciation right and the grant in substitution therefore of other awards, cash, or other consideration; or (C) any other action that is treated as a repricing under U.S. GAAP.
Stock Options. ISOs and NSOs are granted under stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for stock options, within the terms and conditions of the Ocuphire 2020 Plan; provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of Rexahn common stock on the date of grant. Options granted under the Ocuphire 2020 Plan vest at the rate specified in the stock option agreement as determined by the plan administrator.
The plan administrator determines the term of stock options granted under the Ocuphire 2020 Plan, up to a maximum of 10 years. Unless the terms of an optionholder’s stock option agreement provide otherwise, if an optionholder’s service relationship with Rexahn or any of its affiliates ceases for any reason other than disability, death, or cause, the optionholder may generally exercise any vested options for a period of three months following the cessation of service. This period may be extended in the event that exercise of the option is prohibited by applicable securities laws. If an optionholder’s service relationship with Rexahn or any of its affiliates ceases due to death, or an optionholder dies within a certain period following cessation of service, the optionholder or a beneficiary may generally exercise any vested options for a period of 18 months following the date of death. If an optionholder’s service relationship with Rexahn or any of its affiliates ceases due to disability, the optionholder may generally exercise any vested options for a period of 12 months following the cessation of service. In the event of a termination for cause, options generally terminate upon the termination date. In no event may an option be exercised beyond the expiration of its term.
Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the plan administrator and may include: (1) cash, check, bank draft or money order: (2) a broker-assisted cashless exercise; (3) the tender of shares of Rexahn common stock previously owned by the optionholder; (4) a net exercise of the option if it is an NSO; or (5) other legal consideration approved by the plan administrator.
Unless the plan administrator provides otherwise, options or stock appreciation rights generally are not transferable except by will or the laws of descent and distribution. Subject to approval of the plan administrator or a duly authorized officer, an option may be transferred pursuant to a domestic relations order, official marital settlement agreement, or other divorce or separation instrument.
Tax Limitations on ISOs. The aggregate fair market value, determined at the time of grant, of Rexahn common stock with respect to ISOs that are exercisable for the first time by an award holder during any calendar year under all of Rexahn’s stock plans may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of Rexahn total combined voting power or that of any of its parent or subsidiary corporations unless: (1) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant; and (2) the term of the ISO does not exceed five years from the date of grant.

Restricted Stock Unit Awards. Restricted stock unit awards are granted under restricted stock unit award agreements adopted by the plan administrator. Restricted stock unit awards may be granted in consideration for any form of legal consideration that may be acceptable to the Rexahn Board and permissible under applicable law. A restricted stock unit award may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the plan administrator, or in any other form of consideration set forth in the restricted stock unit award agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted stock unit award. Except as otherwise provided in the applicable award agreement, restricted stock unit awards that have not vested will be forfeited once the participant’s continuous service ends for any reason.
Restricted Stock Awards. Restricted stock awards are granted under restricted stock award agreements adopted by the plan administrator. A restricted stock award may be awarded in consideration for cash, check, bank draft or money order, past or future services to Rexahn, or any other form of legal consideration that may be acceptable to the Rexahn Board and permissible under applicable law. The plan administrator determines the terms and conditions of restricted stock awards, including vesting and forfeiture terms. If a participant’s service relationship with Rexahn ends for any reason, it may receive any or all of the shares of common stock held by the participant that have not vested as of the date the participant terminates service with Rexahn through a forfeiture condition or a repurchase right.
Stock Appreciation Rights. Stock appreciation rights are granted under stock appreciation right agreements adopted by the plan administrator. The plan administrator determines the purchase price or strike price for a stock appreciation right, which generally cannot be less than 100% of the fair market value of Rexahn common stock on the date of grant. A stock appreciation right granted under the Ocuphire 2020 Plan vests at the rate specified in the stock appreciation right agreement as determined by the plan administrator. Stock appreciation rights may be settled in cash or shares of common stock or in any other form of payment as determined by the Rexahn Board and specified in the stock appreciation right agreement.
The plan administrator determines the term of stock appreciation rights granted under the Ocuphire 2020 Plan, up to a maximum of 10 years. If a participant’s service relationship with Rexahn or any of its affiliates ceases for any reason other than cause, disability, or death, the participant may generally exercise any vested stock appreciation right for a period of three months following the cessation of service. This period may be further extended in the event that exercise of the stock appreciation right following such a termination of service is prohibited by applicable securities laws. If a participant’s service relationship with Rexahn, or any of its affiliates, ceases due to disability or death, or a participant dies within a certain period following cessation of service, the participant or a beneficiary may generally exercise any vested stock appreciation right for a period of 12 months in the event of disability and 18 months in the event of death. In the event of a termination for cause, stock appreciation rights generally terminate immediately upon the occurrence of the event giving rise to the termination of the individual for cause. In no event may a stock appreciation right be exercised beyond the expiration of its term.
Performance Awards. The Ocuphire 2020 Plan permits the grant of performance awards that may be settled in stock, cash or other property. Performance awards may be structured so that the stock or cash will be issued or paid only following the achievement of certain pre-established performance goals during a designated performance period. Performance awards that are settled in cash or other property are not required to be valued in whole or in part by reference to, or otherwise based on, the common stock.
The performance goals may be based on any measure of performance selected by the board of directors. The performance goals may be based on company-wide performance or performance of one or more business units, divisions, affiliates, or business segments, and may be either absolute or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless specified otherwise by the board of directors at the time the performance award is granted, the board will appropriately make adjustments in the method of calculating the attainment of performance goals as follows: (i) to exclude restructuring charges; (ii) to exclude exchange rate effects; (iii) to exclude the effects of changes to generally accepted accounting principles; (iv) to exclude the effects of any statutory adjustments to corporate tax rates; (v) to exclude the effects of items that are “unusual” in nature or occur “infrequently” as determined under U.S. GAAP; (vi) to exclude the dilutive effects of acquisitions or joint ventures; (vii) to assume that any portion of Rexahn’s business which is divested achieved performance objectives at targeted levels during the balance of a performance period following such divestiture; (viii) to exclude the effect of any change in the outstanding shares of Rexahn common stock by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common stockholders other than regular cash dividends; (ix) to exclude the effects of stock based compensation and the award of bonuses under Rexahn’s bonus plans; (x) to exclude costs incurred in connection with potential acquisitions or divestitures that are required to be expensed under U.S. GAAP; and (xi) to exclude the goodwill and intangible asset impairment charges that are required to be recorded under U.S. GAAP.
Other Stock Awards. The plan administrator may grant other awards based in whole or in part by reference to Rexahn common stock. The plan administrator will set the number of shares under the stock award (or cash equivalent) and all other terms and conditions of such awards.
Non-Employee Director Compensation Limit. The aggregate value of all compensation granted or paid to any non-employee director with respect to any calendar year, including awards granted and cash fees paid by Rexahn to such non-employee director, will not exceed $750,000 in total value or, in the event such non-employee director is first appointed or elected to the Rexahn Board during such calendar year, $1,000,000 in total value.
Changes to Capital Structure. In the event there is a specified type of change in Rexahn’s capital structure, such as a stock split, reverse stock split, or recapitalization, appropriate adjustments will be made to: (1) the class and maximum number of shares reserved for issuance under the Ocuphire 2020 Plan; (2) the class and maximum number of shares by which the share reserve may increase automatically each year; (3) the class and maximum number of shares that may be issued on the exercise of ISOs; and (4) the class and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding stock awards.
Corporate Transactions. The following applies to stock awards under the Ocuphire 2020 Plan in the event of a corporate transaction (as defined in the Ocuphire 2020 Plan), unless otherwise provided in a participant’s stock award agreement or other written agreement with Rexahn or one of its affiliates or unless otherwise expressly provided by the plan administrator at the time of grant.
In the event of a corporate transaction, any stock awards outstanding under the Ocuphire 2020 Plan may be assumed, continued or substituted for by any surviving or acquiring corporation (or its parent company), and any reacquisition or repurchase rights held by Rexahn with respect to the stock award may be assigned to the successor (or its parent company). If the surviving or acquiring corporation (or its parent company) does not assume, continue or substitute for such stock awards, then (i) with respect to any such stock awards that are held by participants whose continuous service has not terminated prior to the effective time of the corporate transaction, or current participants, the vesting (and exercisability, if applicable) of such stock awards will be accelerated in full to a date prior to the effective time of the corporate transaction (contingent upon the effectiveness of the corporate transaction), and such stock awards will terminate if not exercised (if applicable) at or prior to the effective time of the corporate transaction, and any reacquisition or repurchase rights held by Rexahn with respect to such stock awards will lapse (contingent upon the effectiveness of the corporate transaction), and (ii) any such stock awards that are held by persons other than current participants will terminate if not exercised (if applicable) prior to the effective time of the corporate transaction, except that any reacquisition or repurchase rights held by Rexahn with respect to such stock awards will not terminate and may continue to be exercised notwithstanding the corporate transaction.
In the event a stock award will terminate if not exercised prior to the effective time of a corporate transaction, the plan administrator may provide, in its sole discretion, that the holder of such stock award may not exercise such stock award but instead will receive a payment equal in value to the excess (if any) of (i) the per share amount payable to holders of common stock in connection with the corporate transaction, over (ii) any per share exercise price payable by such holder, if applicable. In addition, any escrow, holdback, earn out or similar provisions in the definitive agreement for the corporate transaction may apply to such payment to the same extent and in the same manner as such provisions apply to the holders of common stock.
Change in Control. Awards granted under the Ocuphire 2020 Plan may be subject to acceleration of vesting and exercisability upon or after a change in control (as defined in the Ocuphire 2020 Plan) as may be provided in the applicable stock award agreement or in any other written agreement between Rexahn or any affiliate and the participant, but in the absence of such provision, no such acceleration will automatically occur. The term “change in control” for the purposes of the Ocuphire 2020 Plan excludes the transactions contemplated by the Merger Agreement.

Plan Amendment or Termination. The Rexahn Board has the authority to amend, suspend, or terminate the Ocuphire 2020 Plan; provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. Certain material amendments also require the approval of Rexahn Stockholders. No ISOs may be granted after the tenth anniversary of the date that the Ocuphire 2020 Plan becomes effective. No stock awards may be granted under the Ocuphire 2020 Plan while it is suspended or after it is terminated.
New Plan Benefits
Awards granted under the Ocuphire 2020 Plan to Rexahn’s executive officers and other employees are discretionary and are not subject to set benefits or amounts under the terms of the Ocuphire 2020 Plan. The Ocuphire 2020 Plan will not become effective until the Closing and neither the Rexahn Board nor Rexahn’s compensation committee has granted any awards under the Ocuphire 2020 Plan subject to stockholder approval of this Proposal No. 4. Accordingly, the benefits or amounts that will be received by or allocated to Rexahn’s (or the combined company’s) executive officers and other employees under the Ocuphire 2020 Plan, as well as the benefits or amounts which would have been received by or allocated to Rexahn’s (or the combined company’s) executive officers and other employees for fiscal year ended December 31, 2019 if the Ocuphire 2020 Plan had been in effect, are not determinable.
Federal Income Tax Consequences
The material federal income tax consequences of the issuance and exercise of stock options and other awards under the Ocuphire 2020 Plan, based on the current provisions of the Code and regulations, are as follows. Changes to these laws could alter the tax consequences described below. This summary assumes that all awards granted under the Ocuphire 2020 Plan are exempt from or comply with, the rules under Section 409A of the Code related to nonqualified deferred compensation.
Incentive Stock Options. The grant of an incentive stock option will not be a taxable event for the participant or for Rexahn. A participant will not recognize taxable income upon exercise of an incentive option (except that the alternative minimum tax may apply), and any gain realized upon a disposition of common shares received pursuant to the exercise of an incentive stock option will be taxed as long-term capital gain if the participant holds the common shares for at least two years after the date of grant and for one year after the date of exercise (the “holding period requirement”). Rexahn will not be entitled to any compensation expense deduction with respect to the exercise of an incentive option, except as discussed below.
For the exercise of an incentive stock option to qualify for the foregoing tax treatment, the grant must be made by Rexahn or a parent or subsidiary of Rexahn. The employee must remain employed from the date the incentive stock option is granted through a date within three months before the date of exercise of the incentive stock option. If a participant sells or otherwise disposes of the common shares acquired without satisfying the holding period requirement (known as a “disqualifying disposition”), the participant will recognize ordinary income upon the disposition of the common shares in an amount generally equal to the excess of the fair market value of the common shares at the time the incentive stock option was exercised over the option exercise price (but not in excess of the gain realized on the sale). The balance of the realized gain, if any, will be capital gain. Rexahn will generally be allowed a compensation expense deduction to the extent that the participant recognizes ordinary income.
Nonstatutory Stock Options. The grant of a nonstatutory stock option will not be a taxable event for the participant or Rexahn. Upon exercising a nonstatutory stock option, a participant will recognize ordinary income in an amount equal to the difference between the exercise price and the fair market value of the common shares on the date of exercise. Upon a subsequent sale or exchange of common shares acquired pursuant to the exercise of a nonstatutory stock option, the participant will have taxable capital gain or loss, measured by the difference between the amount realized on the disposition and the tax basis of the common shares (generally, the amount paid for the common shares plus the amount treated as ordinary income at the time the nonstatutory stock option was exercised). Rexahn will generally be entitled to a compensation expense deduction in the same amount and generally at the same time as the participant recognizes ordinary income.
Restricted Stock Award. A participant who is granted a restricted stock award will not recognize any taxable income for U.S. federal income tax purposes in the year of the restricted stock award, provided that the shares are subject to restrictions (that is, the shares of restricted common stock are nontransferable and subject to a substantial risk of forfeiture). However, the participant may elect under Section 83(b) of the Code to recognize compensation income (which is ordinary income) in the year of the restricted award in an amount equal to the fair market value of the common shares on the date of the restricted stock award (less the purchase price, if any), determined without regard to the restrictions. If the participant does not make such a Section 83(b) election, the fair market value of the common shares on the date the restrictions lapse (less the purchase price, if any) will be treated as compensation income to the participant and will be taxable in the year the restrictions lapse and dividends or distributions that are paid while the common shares are subject to restrictions will be subject to withholding taxes. Rexahn will generally be entitled to a compensation expense deduction in the same amount and generally at the same time as the participant recognizes ordinary income.
RSU Award. There are no immediate tax consequences of receiving or vesting in an RSU award under the Ocuphire 2020 Plan; however, an RSU award is subject to the Federal Insurance Contribution Act tax upon vesting (based on the fair market value of the common shares on the vesting date). A participant who is granted an RSU award will recognize ordinary income upon receiving common shares or cash under the award in an amount equal to the fair market value of the common shares at the time of delivery or the amount of cash. Rexahn will generally be entitled to a compensation expense deduction in the same amount and generally at the same time as the participant recognizes ordinary income.
Performance Award. A participant generally will recognize no income upon the receipt of a performance award. Upon the settlement of such awards, participants normally will recognize ordinary income in the year of settlement in an amount equal to the cash received and/or the fair market value of any substantially vested common shares received. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. If the participant receives shares of restricted stock, the participant generally will be taxed in the same manner as described above under “Restricted Stock Award.” Rexahn generally should be entitled to a deduction equal to the amount of ordinary income recognized by the participant on the determination date, except to the extent such deduction is limited by applicable provisions of the Code.
Stock Appreciation Rights. There are no immediate tax consequences of receiving an award of stock appreciation rights under the Ocuphire 2020 Plan. Upon exercising a stock appreciation right, a participant will recognize ordinary income in an amount equal to the difference between the exercise price and the fair market value of the common shares on the date of exercise. Rexahn will generally be entitled to a compensation expense deduction in the same amount and generally at the same time as the participant recognizes ordinary income.
Dividend or Dividend Equivalents. A participant will recognize taxable income, subject to withholding of employment tax, upon receipt of a dividend equivalent in cash or in shares of stock. Similarly, a participant who receives a restricted stock award, and does not make an election under Section 83(b) of the Code with respect to the stock, will recognize taxable ordinary income, subject to withholding of employment tax, upon receipt of dividends on the stock. If the participant made a Section 83(b) election, the dividends will be taxable to the participant as dividend income.
Other Awards. Participants who are awarded unrestricted stock will be required to recognize ordinary income in an amount equal to the fair market value of the common shares on the date of the award, reduced by the amount, if any, paid for such common shares. Rexahn will generally be entitled to a compensation expense deduction in the same amount and generally at the same time as the participant recognizes ordinary income.
Vote Required
The affirmative vote of a majority in interest of the holders of Rexahn common stock present in person or by proxy at the Rexahn special meeting and entitled to vote on the matter is required for approval of Proposal No. 4. Abstentions will have the same effect as votes “AGAINST” this Proposal.
Recommendation of Rexahn Board
THE REXAHN BOARD RECOMMENDS THAT REXAHN STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 4 TO APPROVE THE ADOPTION OF THE OCUPHIRE 2020 PLAN. PROPOSAL NO. 4 IS CONDITIONED UPON PROPOSAL NOS. 1 AND 2.
Proposal 5: Approval of the Issuance of Rexahn Common Stock Upon Exercise of the Investor Warrants and Additional Rexahn Common Stock Following Closing of Pre-Merger Financing
At the Rexahn special meeting, Rexahn Stockholders will be asked to approve the issuance of Rexahn common stock to the Investors upon exercise of the Investor Warrants. The terms of, reasons for and other aspects of the Securities Purchase Agreement, the Pre-Merger Financing, the issuance of Rexahn common stock upon exercise of the Investor Warrants and the potential additional shares of Rexahn common stock that may be issued following the closing of the Pre-Merger Financing are described in detail in the sections of this proxy statement/prospectus/information statement entitled “Agreements Related to the Merger—Pre-Merger Financing.”
Shares of Rexahn common stock are currently listed on the Nasdaq Capital Market and Rexahn is subject to the listing rules of Nasdaq. Nasdaq Listing Rule 5635(d) requires Rexahn to obtain stockholder approval prior to the issuance of Rexahn common stock in connection with certain non-public offerings involving the sale, issuance or potential issuance by Rexahn of Rexahn common stock (and/or securities convertible into or exercisable for Rexahn common stock) equal to 20% or more of the Rexahn common stock outstanding before the entry into the agreement governing the issuance of such securities. Shares of Rexahn common stock issuable upon the exercise or conversion of warrants, options, debt instruments, preferred stock or other equity securities issued or granted in such non-public offerings will be considered shares issued in such a transaction in determining whether the 20% limit has been reached, except in certain circumstances such as issuing warrants that are not exercisable for a minimum of six months and have an exercise price that exceeds market value. Accordingly, because the exercise prices of the Investor Warrants are or may be less than the market value of the Rexahn common stock, and the Investor Warrants in any event include price-based anti-dilution provisions that could further reduce the exercise price of the Investor Warrants, Rexahn may not issue in the Pre-Merger Financing more than a number of shares equal to 19.99% of the Rexahn common stock outstanding as of the entry into the Securities Purchase Agreement unless Rexahn Stockholders first approve such issuance. As the number of shares of Rexahn common stock issuable upon exercise of the Investor Warrants is subject to adjustment in accordance with the terms of the Investor Warrants (see the sections of this proxy statement/prospectus/information statement entitled “Agreements Related to the Merger—Pre-Merger Financing—Series A Warrants” and “Agreements Related to the Merger— Pre-Merger Financing—Series B Warrants” for further detail), and the number of Converted Additional Shares is also subject to adjustment in accordance with the Securities Purchase Agreement, the aggregate number of shares of Rexahn common stock that may be issued in the Pre-Merger Financing may exceed 19.99% of the Rexahn common stock outstanding as of the entry into the Securities Purchase Agreement, and therefore Nasdaq Listing Rule 5635(d) requires that Rexahn obtain the consent of its stockholders.
As of September 10, 2020, Rexahn had 4,483,198 shares of common stock issued and outstanding. Assuming (i) the merger is effected, (ii) an Exchange Ratio of 4.3812 shares of pre-Rexahn Reverse Stock Split Rexahn common stock for each outstanding share of Ocuphire common stock as of immediately prior to the merger, (iii) a total of 10,329,204 shares of Ocuphire common stock issued and outstanding as of immediately prior to the merger (including shares issuable pursuant to the conversion of Ocuphire convertible notes as of September 10, 2020, issuable upon the exercise of Ocuphire Options, and the issuance of the Initial Shares and Additional Shares), (iv) the delivery of the maximum number of Converted Additional Shares and (v) ignoring restrictions in the Investor Warrants preventing exercises of Investor Warrants if the exercising Investor would beneficially own in excess of 4.99% or 9.99% of the outstanding common stock of Rexahn (including the shares of common stock issuable upon such exercise), following the issuance of the maximum number of shares issuable upon exercise of the Investor Warrants based on the Floor Price, the Investors would hold an aggregate of approximately 85.1% of Rexahn’s total outstanding common stock following such issuance.
Upon the approval of this Proposal No. 5, Rexahn Stockholders will have agreed to the closing of the transactions contemplated by the Securities Purchase Agreement, including the issuance of (a) shares of Rexahn common stock upon the exercise of the Investor Warrants to be issued in the Pre-Merger Financing, and (b) additional shares of Rexahn common stock that may be issued following the closing of the Pre-Merger Financing, in each case pursuant to the Securities Purchase Agreement, which shares of Rexahn common stock may be in excess of 20% of Rexahn’s issued and outstanding common stock as of the entry into the Securities Purchase Agreement. The issuance of shares of Rexahn common stock upon exercise of the Investor Warrants and any additional shares of Rexahn common stock to be issued in accordance with the Pre-Merger Financing would dilute, and thereby reduce, each existing stockholder’s proportionate ownership in Rexahn common stock.
The Pre-Merger Financing is being effected to provide the combined company with capital to continue its operations following the Closing. If this Proposal No. 5 is not approved by stockholders, Rexahn will likely not be able to close the Pre-Merger Financing, and there can be no assurance that Ocuphire or Rexahn will be able to raise capital on alternative terms, or at all.

Vote Required
The affirmative vote of a majority in interest of the holders of Rexahn common stock present in person or by proxy at the Rexahn special meeting and entitled to vote on the matter is required for approval of Proposal No. 5. Abstentions will have the same effect as votes “AGAINST” this Proposal.
Recommendation of Rexahn Board
THE REXAHN BOARD RECOMMENDS THAT REXAHN STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 5 TO APPROVE THE ISSUANCE OF (A) SHARES OF REXAHN COMMON STOCK UPON THE EXERCISE OF THE INVESTOR WARRANTS TO BE ISSUED IN THE PRE-MERGER FINANCING AND (B) ADDITIONAL SHARES OF REXAHN COMMON STOCK THAT MAY BE ISSUED FOLLOWING THE CLOSING OF THE PRE-MERGER FINANCING. PROPOSAL NO. 5 IS CONDITIONED UPON PROPOSAL NOS. 1 AND 2.
Proposal No. 6: Approval of Possible Adjournment of the Rexahn Special Meeting
Rexahn is asking its stockholders to consider and vote upon a proposal to approve one or more adjournments of the Rexahn special meeting, if necessary or appropriate, to permit further solicitation of proxies in favor of approval of Proposal Nos. 1, 2, 3, 4 or 5.
If the number of shares of Rexahn common stock present in person or represented by proxy at the Rexahn special meeting voting in favor of Proposal Nos. 1, 2, 3, 4 or 5 is insufficient to approve such proposal at the time of the Rexahn special meeting, then Rexahn may move to adjourn the Rexahn special meeting in order to enable the Rexahn Board to solicit additional proxies in respect of such proposal. In that event, Rexahn Stockholders will be asked to vote only upon the adjournment proposal, Proposal No. 6, and not on any other proposal.
In this proposal, Rexahn is asking its stockholders to authorize the holder of any proxy solicited by the Rexahn Board to vote to adjourn the Rexahn special meeting one or more times for the purpose of soliciting additional proxies. If Rexahn Stockholders approve this Proposal No. 6, Rexahn could adjourn the Rexahn special meeting and any adjourned session of the Rexahn special meeting and use the additional time to solicit additional proxies, including the solicitation of proxies from Rexahn Stockholders that previously have returned properly executed proxies or authorized a proxy by using the Internet or telephone. Among other things, approval of Proposal No. 6 could mean that, even if Rexahn has received proxies representing a sufficient number of votes against the approval of Proposal Nos. 1, 2, 3, 4 or 5, Rexahn could adjourn the Rexahn special meeting without a vote on such proposal and seek to obtain sufficient votes in favor of any such proposal to obtain approval of that proposal.
Rexahn currently does not intend to propose adjournment at the Rexahn special meeting if there are sufficient votes to approve Proposal Nos. 1, 2, 3, 4 and 5.
Vote Required
The affirmative vote of a majority in interest of the holders of Rexahn common stock present in person or by proxy at the Rexahn special meeting and entitled to vote on the matter is required for approval of Proposal No. 6. Abstentions will have the same effect as votes “AGAINST” this Proposal.
Recommendation of Rexahn Board
THE REXAHN BOARD RECOMMENDS THAT REXAHN STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 6 TO ADJOURN THE REXAHN SPECIAL MEETING, IF NECESSARY, TO SOLICIT ADDITIONAL PROXIES IF THERE ARE NOT SUFFICIENT VOTES IN FAVOR OF PROPOSAL NOS. 1, 2, 3, 4 or 5.

REXAHN BUSINESS
Overview
Rexahn is a clinical stage biopharmaceutical company that has been focused on the development of innovative therapies to improve patient outcomes in cancers that are difficult to treat. Rexahn’s pipeline has featured two clinical-stage product candidates and additional compounds in preclinical development.
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RX-3117 is a novel, investigational oral, small molecule nucleoside compound. Once intracellularly activated (phosphorylated) by the enzyme UCK2, it is incorporated into the DNA or RNA of cells and inhibits both DNA and RNA synthesis, which induces apoptotic cell death of tumor cells. RX-3117 has been the subject of a Phase 2a clinical trial in combination with Celgene’s ABRAXANE® (paclitaxel protein-bound particles for injectable suspension) as a first-line treatment in patients newly diagnosed with metastatic pancreatic cancer. The trial reached its target enrollment in February 2019. As of July 24, 2019, an overall response rate of 23% had been observed in 40 patients that had at least one scan on treatment. Preliminary and unaudited data indicates that the median progression free survival for patients in the study is approximately 5.4 months. Complete data from the trial is expected to be available in 2020. Rexahn does not plan to conduct or sponsor any additional trials with RX-3117.

On March 10, 2020, Rexahn amended the BioSense Agreement to advance the development and commercialization of RX-3117 for all human uses in the Republic of Singapore, China, Hong Kong, Macau, and Taiwan (the “Territory”). Under the terms of the BioSense Agreement, upon payment in full of an upfront payment, Rexahn will grant BioSense an exclusive license to develop and commercialize pharmaceutical products containing RX-3117 as a single agent for all human uses in the Territory and assign and transfer to BioSense all of Rexahn’s patents and patent applications related to RX-3117 in the Territory. The upfront payment consists of an aggregate of $1,650,000, of which $1,550,000 has been received to date. Under the BioSense Agreement, Rexahn is eligible to receive milestone payments in an aggregate of up to $84.5 million upon the achievement of development, regulatory and commercial goals and will also be eligible to receive tiered royalties in the mid-single digits to low tens on annual net sales in the Territory.
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RX-5902 is a potential small molecule modulator of the Wnt/beta-catenin pathway which plays a key role in cancer cell proliferation and tumor growth. In August 2018, Rexahn entered into a Clinical Trial Collaboration and Supply Agreement (the “Collaboration Agreement”) with Merck Sharp & Dohme B.V. (“Merck”) to evaluate the combination of RX-5902 and Merck’s anti-PD-1 therapy, KEYTRUDA® (pembrolizumab) in a Phase 2 trial in patients with metastatic triple negative breast cancer (“TNBC”). On April 7, 2020, Rexahn notified Merck that it was terminating the Collaboration Agreement, effective immediately, in connection with Rexahn’s determination to discontinue development of RX-5902 for the treatment of TNBC. Rexahn does not plan to conduct or sponsor any additional trials with RX-5902.

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RX-0301 is a potential potent inhibitor of the synthesis of the protein kinase Akt-1, which Rexahn believes plays a critical role in cancer cell proliferation, survival, angiogenesis, metastasis, and drug resistance. RX-0301 is currently in preclinical development by HaiChang as a nano-liposomal formulation of RX-0201 (Archexin®) using HaiChang’s proprietary QTsome™ technology. On February 8, 2020, Rexahn entered into the HaiChang Agreement, pursuant to which Rexahn granted HaiChang an exclusive (even as to Rexahn), royalty-bearing, sublicensable worldwide license to research, develop and commercialize RX-0201 and RX-0301. The HaiChang Agreement supersedes a prior agreement with HaiChang to develop RX-0301 under which HaiChang was to conduct certain preclinical and clinical activities through completion of a Phase 2a proof-of-concept clinical trial in hepatocellular carcinoma (“HCC”).

Current Strategy
The Merger
In September 2019, Rexahn commenced a process to explore and evaluate strategic alternatives to enhance stockholder value, and had engaged Oppenheimer as its financial advisor to assist Rexahn in this process. Rexahn then commenced an extensive process of evaluating strategic alternatives, including identifying and reviewing potential candidates for a strategic acquisition or other transaction as described in the section entitled

“The Merger—Background of the Merger.” On June 17, 2020, Rexahn announced that it had entered into the Original Merger Agreement. Although Rexahn has entered into the Merger Agreement and intends to consummate the merger, there is no assurance that it will be able to successfully consummate the merger on a timely basis, or at all. If, for any reason, the merger does not close, the Rexahn Board may elect to, among other things, attempt to complete another strategic transaction like the merger, attempt to sell or otherwise dispose of the various assets of Rexahn, resume its research and development activities and continue to operate the business of Rexahn or dissolve and liquidate its assets. If Rexahn decides to dissolve and liquidate its assets, Rexahn would be required to pay all of its debts and contractual obligations, and to set aside certain reserves for potential future claims, and there can be no assurances as to the amount or timing of available cash left, if any, to distribute to stockholders after paying the debts and other obligations of Rexahn and setting aside funds for reserves. If Rexahn were to continue its business, it would need to raise a substantial amount of cash to fund ongoing operations and future development activities for its existing product candidates and any new product candidates that it acquires.
Rexahn’s Historical Pipeline Product Candidates
RX-3117
RX-3117 is a novel, investigational, oral small molecule nucleoside analogue. RX-3117 has received orphan drug designation from the FDA and the EC for the treatment of patients with pancreatic cancer. In November 2017, Rexahn initiated a Phase 2a trial of RX-3117 in combination with ABRAXANE in patients newly diagnosed with metastatic pancreatic cancer. The multicenter, single-arm, open-label study is designed to evaluate RX-3117 in combination with ABRAXANE in first-line metastatic pancreatic cancer patients. In February 2019, Rexahn reached the target enrollment of 40 evaluable patients in this trial. Preliminary and unaudited data indicated that the median progression free survival for patients in the study was approximately 5.4 months. The most commonly reported related adverse events were nausea, diarrhea, fatigue, alopecia, decreased appetite, rash, vomiting and anemia. Complete data from the trial is expected to be available in 2020. Rexahn does not plan to conduct or sponsor any additional trials with RX-3117.
RX-5902
RX-5902 is a potential small molecule modulator of the Wnt/beta-catenin pathway. Rexahn initiated a Phase 2a clinical trial of RX-5902 in patients with metastatic TNBC in February 2017. This trial was intended to evaluate preliminary signs of safety and efficacy of RX-5902 in patients who have failed prior treatments. As of October 12, 2018, 17 patients had been enrolled in the trial, with 13 of these patients evaluable and six showing a clinical response. In August 2018, Rexahn entered into the Collaboration Agreement with Merck to evaluate the combination of RX-5902 and Merck’s anti-PD-1 therapy, KEYTRUDA® (pembrolizumab) in a Phase 2 trial in patients with metastatic TNBC. On April 7, 2020, Rexahn notified Merck that it was terminating the Collaboration Agreement, effective immediately, in connection with its determination to discontinue development of RX-5902 for the treatment of TNBC. Rexahn does not plan to conduct or sponsor any additional trials with RX-5902.
RX-0301
RX-0301 is a potential potent anti-sense inhibitor of protein kinase Akt-1 synthesis and activity. RX-0301 is being developed as a nano-liposomal formulation of RX-0201, an antisense oligonucleotide compound that is complementary to mRNA coding for Akt-1. RX-0201 binds to the mRNA, inhibiting transcription and production of the Akt-1 protein. RX-0201 preliminarily appeared to be well-tolerated with minimal side effects in a Phase 1 trial in patients with advanced cancers, where Grade 3 fatigue was the only dose-limiting toxicity and no significant hematological abnormalities were observed. RX-0301 is currently in preclinical development by HaiChang as a nano-liposomal formulation of RX-0201 (Archexin®) using HaiChang’s proprietary QTsome™ technology. Rexahn has granted HaiChang an exclusive (even as to Rexahn), royalty-bearing, sublicensable worldwide license to research, develop and commercialize RX-0201 and RX-0301. RX-0301 was previously the subject of a research and development collaboration agreement with HaiChang to conduct certain preclinical and clinical activities through completion of a Phase 2a proof-of-concept clinical trial in HCC.
Research and Development Process
Rexahn has historically engaged third-party CROs and other investigators and collaborators, such as universities and medical institutions, to conduct its preclinical studies, toxicology studies and clinical trials.

Engaging third-party CROs is typical practice in its industry. However, relying on such organizations means that the clinical trials and other studies described above are being conducted at external locations and that the completion of these trials and studies is not within its direct control.
Competition
The biotechnology and pharmaceutical industries are intensely competitive and subject to rapid and significant technological change. Rexahn competes against fully integrated pharmaceutical companies and smaller companies, including smaller companies that are or may be collaborating with larger pharmaceutical companies, as well as academic institutions, government agencies and other public and private research organizations. Many of these competitors, either alone or together with their collaborative partners, operate larger research and development programs or have substantially greater financial resources than it does, as well as more experience in:
•	developing drugs;
•	undertaking preclinical testing and human clinical trials;
•	obtaining FDA and other regulatory approvals of drugs;
•	formulating and manufacturing drugs; and
•	launching, marketing and selling drugs.
Many of Rexahn’s competitors have substantially greater capital resources, larger research and development staff and facilities, history in obtaining regulatory approvals and greater manufacturing and marketing capabilities than Rexahn does. These organizations also compete with it to attract qualified personnel, parties for acquisitions, joint ventures or other collaborations.
Government Regulation
Regulation by governmental authorities in the United States and in other countries is a significant consideration in its product development, manufacturing and, upon approval of its product candidates, marketing strategies. U.S. federal laws and regulations govern the testing, development, manufacture, quality control, safety, effectiveness, approval, storage, labeling, record keeping, reporting, distribution, import, export and marketing of all biopharmaceutical products intended for therapeutic purposes. Any failure to comply could have a material negative impact on its ability to successfully develop and commercialize its products, and therefore on its financial performance. In addition, the rules and regulations that apply to its business are subject to change. For example, in December 2016, the 21st Century Cures Act (the “Cures Act”) was signed into law. The Cures Act included numerous provisions that may be relevant to its product candidates, including provisions designed to speed development of innovative therapies and provide funding for certain cancer-related research and technology development. Further legislative and regulatory changes appear possible in the 116th United States Congress and under the Trump Administration, and it is difficult to foresee whether, how, or when such changes may affect its business.
Obtaining governmental approvals and maintaining ongoing compliance with applicable regulations are expected to require the expenditure of significant financial and human resources not currently at its disposal.
Development and Approval
The process to obtain approval for biopharmaceutical compounds for commercialization in the United States and many other countries is lengthy, complex and expensive, and the outcome is far from certain. Although foreign requirements for conducting clinical trials and obtaining approval may be different than in the United States, they often are equally rigorous and the outcome cannot be predicted with confidence. A key component of any submission for approval in any jurisdiction is preclinical and clinical data demonstrating the product’s safety and effectiveness.
Preclinical Testing. Before testing any compound in humans in the United States, a company must develop preclinical data, generally including laboratory evaluation of product chemistry and formulation, as well as toxicological and pharmacological studies in animal species to assess safety and quality. Certain types of animal studies must be conducted in compliance with the FDA’s Good Laboratory Practice regulations and the Animal Welfare Act, which is enforced by the Department of Agriculture.

IND Application. A person or entity sponsoring clinical trials in the United States to evaluate a candidate’s safety and effectiveness must submit to the FDA, prior to commencing such studies, an IND application, which contains preclinical testing results and provides a basis for the FDA to conclude that there is an adequate basis for testing the drug in humans. If the FDA does not object to the IND application within 30 days of submission, the clinical testing proposed in the IND may begin. Even after the IND has gone into effect and clinical testing has begun, the FDA may put the clinical trials on clinical hold, suspending (or in some cases, ending) them because of safety concerns or for other reasons.
Clinical Trials. Clinical trials involve administering a drug to human volunteers or patients under the supervision of a qualified clinical investigator. Clinical trials are subject to extensive regulation. In the United States, this includes compliance with the FDA’s bioresearch monitoring regulations and current good clinical practices (“cGCP”) requirements, which establish standards for conducting, recording data from, and reporting the results of, clinical trials, with the goal of assuring that the data and results are credible and accurate and that study participants’ rights, safety and well-being are protected. Each clinical trial must be conducted under a protocol that details the study objectives, parameters for monitoring safety and the efficacy criteria, if any, to be evaluated. The protocol is submitted to the FDA as part of the IND and reviewed by the agency before the study begins. Additionally, each clinical trial must be reviewed, approved and conducted under the auspices of an IRB. The sponsor of a clinical trial, the investigators and IRBs each must comply with requirements and restrictions that govern, among other things, obtaining informed consent from each study subject, complying with the protocol and investigational plan, adequately monitoring the clinical trial, and timely reporting adverse events. Foreign studies conducted under an IND must meet the same requirements applicable to studies conducted in the United States. However, if a foreign study is not conducted under an IND, the data may still be submitted to the FDA in support of a product application, if the study was conducted in accordance with cGCP and the FDA is able to validate the data.
The sponsors of a clinical trial or the sponsor’s designated responsible party may be required to register certain information about the trial and disclose certain results on government or independent registry websites, such as http://www.clinicaltrials.gov.
Clinical testing is typically performed in three phases, which may overlap or be subdivided in some cases.
In Phase 1, the drug is administered to a small number of human subjects to assess its safety and to develop detailed profiles of its pharmacological and pharmacokinetic actions (i.e., absorption, distribution, metabolism and excretion). Although Phase 1 trials typically are conducted in healthy human subjects, in some instances (including, for example, with some cancer therapies) the study subjects are patients with the targeted disease or condition.
In Phase 2, the drug is administered to a relatively small sample of the intended patient population to develop initial data regarding efficacy in the targeted disease, determine the optimal dose range, and generate additional information regarding the drug’s safety. Additional animal toxicology studies may precede this phase. In some cases, Phase 2 testing can be split into Phase 2a and 2b studies in order to test smaller subject pools and to evaluate particular aspects of the drug product.
In Phase 3, the drug is administered to a larger group of patients, which may include patients with concomitant diseases and medications. Typically, Phase 3 trials are conducted at multiple study sites and may be conducted concurrently for the sake of time and efficiency. The purpose of Phase 3 clinical trials is to obtain additional information about safety and effectiveness necessary to evaluate the drug’s overall risk-benefit profile and to provide a basis for product labeling. Phase 3 data often form the core basis on which the FDA evaluates a product candidate’s safety and effectiveness when considering the product application.
The study sponsor, the FDA or an IRB may suspend or terminate a clinical trial at any time on various grounds, including a determination that study subjects are being exposed to an unacceptable health risk. Additionally, success in early-stage clinical trials does not assure success in later-stage clinical trials, and data from clinical trials are not always conclusive and may be subject to alternative interpretations that could delay, limit or prevent approval.
NDA Submission and Review. After completing the clinical studies, a sponsor seeking approval to market a drug in the United States submits to the FDA an NDA. The NDA is a comprehensive, multi-volume application intended to demonstrate the product’s safety and effectiveness and includes, among other things, preclinical and clinical data, information about the drug’s composition, the sponsor’s plans for manufacturing and packaging and proposed labeling. When an NDA is submitted, the FDA makes an initial determination as to whether the application is sufficiently complete to be accepted for review. If the application is not, the FDA may refuse to accept the NDA for filing and request additional information. A refusal to file, which requires resubmission of the NDA with the requested additional information, delays review of the application.
FDA performance goals generally provide for action on an NDA within 12 months of its submission. That deadline can be extended under certain circumstances, including by the FDA’s requests for additional information. The targeted action date can also be shortened to eight months after submission for products that are granted priority review designation because they are intended to treat serious or life-threatening conditions and demonstrate the potential to address unmet medical needs. The FDA has other programs to expedite development and review of product candidates that address serious or life-threatening conditions. For example, the Fast Track program is intended to facilitate the development and review of new drugs that demonstrate the potential to address unmet medical needs involving serious or life-threatening diseases or conditions. If a drug receives Fast Track designation, the FDA may review sections of the NDA on a rolling basis, rather than requiring the entire application to be submitted to begin the review. Products with Fast Track designation also may be eligible for more frequent meetings and correspondence with the FDA about the product’s development. Another FDA program intended to expedite development of qualifying products is Accelerated Approval, which allows approval on the basis of a surrogate endpoint that is reasonably likely to predict clinical benefit, subject to a requirement to conduct one or more confirmatory studies after approval to verify the product’s clinical benefit. Breakthrough Therapy designation, which is available for drugs under development for serious or life-threatening conditions and where preliminary clinical evidence shows that the drug may have substantial improvement on at least one clinically significant endpoint over available therapy, means that a drug will be eligible for all of the benefits of Fast Track designation, as well as more intensive guidance from the FDA on an efficient drug development program and a commitment from the agency to involve senior FDA managers in such guidance. Even if a product candidate qualifies for Fast Track designation or Breakthrough Therapy designation, the FDA may later decide that the product no longer meets the conditions for designation, and/or may determine that the product does not meet the standards for approval.
If the FDA concludes that an NDA does not meet the regulatory standards for approval, it typically issues a Complete Response letter, which communicates the reasons for the agency’s decision not to approve the application and may request additional information, including additional clinical data. An NDA may be resubmitted with the deficiencies addressed, but resubmission does not guarantee approval. Data from clinical trials are not always conclusive, and the FDA’s interpretation of data may differ from the sponsor’s. Obtaining approval can take years, requires substantial resources and depends on a number of factors, including the severity of the targeted disease or condition, the availability of alternative treatments, and the risks and benefits demonstrated in clinical trials. Additionally, as a condition of approval, the FDA may impose restrictions that could affect the commercial prospects of a product and increase its costs, such as a Risk Evaluation and Mitigation Strategy (“REMS”), and/or post-approval commitments to conduct additional clinical or non-clinical studies or to conduct surveillance programs to monitor the drug’s effects.
Moreover, once a product is approved, information about its safety or effectiveness from broader clinical use may limit or prevent successful commercialization because of regulatory action or market forces or for other reasons. Post-approval modifications to a drug product, such as changes in indications, labeling or manufacturing processes or facilities, may require development and submission of additional information or data in a new or supplemental NDA, which would also require FDA approval.
Rexahn has not submitted an NDA for any of its product candidates.
Exclusivity and Patent Protection. In the United States and elsewhere, certain regulatory exclusivities and patent rights can provide an approved drug product with protection from certain competitors’ products for a period of time and within a certain scope. In the United States, those protections include regulatory exclusivity under the under the Hatch-Waxman Act. The Hatch-Waxman Act provides periods of exclusivity for a branded drug product that would serve as a reference listed drug (“RLD”) for a generic drug applicant filing an ANDA or for an applicant filing a 505(b)(2) NDA application. If such a product is a NCE, generally meaning that the active moiety has never before been approved in any drug, there is a period of five years from the product’s approval during which the FDA may not accept for filing any ANDA or 505(b)(2) application for a drug with the same active moiety. An ANDA or 505(b)(2) application may be submitted after four years, however, if the sponsor of the application makes a Paragraph IV certification (as described below). Such a product that is not an NCE may qualify for a three-year period of exclusivity if its NDA contains new clinical data, derived from studies conducted by or for the sponsor, that were necessary for approval. In this instance, the three-year exclusivity period does not preclude filing or review of an ANDA or 505(b)(2) application; rather, the FDA is precluded from granting final approval to the ANDA or 505(b)(2) application until three years after approval of the RLD. This 3-year exclusivity applies only to the conditions of approval that required submission of the clinical data.
The Hatch-Waxman Act also provides for the restoration of a portion of the patent term lost during product development and FDA review of an NDA if approval of the application is the first permitted commercial marketing of a drug containing the active ingredient. The patent term restoration period is generally one-half the time between the effective date of the IND or the date of patent grant (whichever is later) and the date of submission of the NDA, plus the time between the date of submission of the NDA and the date of FDA approval of the product. The maximum period of restoration is five years, and the patent cannot be extended to more than 14 years from the date of FDA approval of the product. Only one patent claiming each approved product is eligible for restoration and the patent holder must apply for restoration within 60 days of approval.
Another form of regulatory exclusivity in the United States available is the Orphan Drug Act, which is available for drugs intended to treat rare diseases or conditions, which generally are diseases or conditions that affect fewer than 200,000 persons in the United States. If a sponsor demonstrates that a drug is intended to treat a rare disease or condition and meets other qualifying criteria, the FDA grants orphan drug designation to the product for that use. A product that has received orphan drug designation is eligible for research and development tax credits and is exempt from user fees under certain circumstances. Additionally, a drug that is the first to be approved for its orphan-designated indication generally receives seven years of orphan drug exclusivity. During that period, the FDA generally may not approve any other application for a product containing the same active moiety and proposed for the same indication. There are exceptions, however, most notably when the later product is shown to be clinically superior to the product with exclusivity. An approved orphan drug also may qualify for an exemption from the branded prescription drug fee. Products that qualify for orphan designation may also qualify for other FDA programs that are intended to expedite the development and approval process and, as a practical matter, clinical trials for orphan products may be smaller, simply because of the smaller patient population. Nonetheless, the same approval standards apply to orphan-designated products as for other drugs.
RX-3117 received orphan drug designation for pancreatic cancer from the FDA in September 2014.
A medicinal product may be granted an orphan designation in the EU if: (i) it would be used to treat or prevent a life-threatening or chronically debilitating condition and either affects no more than five in 10,000 people in the EU or for economic reasons would be unlikely to be developed without incentives; and (ii) no satisfactory method of diagnosis, prevention or treatment of the condition concerned exists, or, if such a method exists, the medicinal product would be of significant benefit to those affected by the condition. The application for orphan designation must be submitted to the European Medicines Agency (“EMA”) and approved prior to market authorization. Once authorized, orphan medicinal products are entitled to ten years of market exclusivity. During this ten-year period, with limited exceptions, neither the competent authorities of the EU Member States, the EMA, nor the EC are permitted to accept applications or grant marketing authorization for other similar medicinal products with the same therapeutic indication. However, marketing authorization may be granted to a similar medicinal product with the same orphan indication during that period with the consent of the holder of the marketing authorization or if the manufacturer of the product is unable to supply sufficient quantities. Marketing authorization may also be granted to a similar medicinal product with the same orphan indication if the latter product is safer, more effective or otherwise clinically superior to the original product. The period of market exclusivity may be reduced to six years if it can be demonstrated on the basis of available evidence that the original orphan medicinal product is sufficiently profitable not to justify maintenance of market exclusivity.
RX-3117 received orphan designation from the EC in January 2018.
Competition. The Hatch-Waxman Act establishes two abbreviated approval pathways for drug products that are in some way follow-on versions of already approved branded NDA products: (i) generic versions of the approved RLD, which may be approved under an ANDA by showing that the generic product is the “same as”

the approved product in key respects; and (ii) a product that is similar but not identical to the RLD, which may be approved under a 505(b)(2) NDA, in which the sponsor relies to some degree on the FDA’s finding that the RLD is safe and effective, but submits its own product-specific data to support the differences between the product and the RLD.
The sponsor of an ANDA or 505(b)(2) application seeking to rely on an approved product as the RLD must make one of several certifications regarding each patent for the RLD that is listed in the FDA publication, Approved Drug Products with Therapeutic Equivalence Evaluations, which is referred to as the Orange Book. A “Paragraph III” certification is the sponsor’s statement that it will wait for the patent to expire before obtaining approval for its product. A “Paragraph IV” certification is an assertion that the patent does not block approval of the later product, either because the patent is invalid or unenforceable or because the patent, even if valid, is not infringed by the new product. Once the FDA accepts for filing an ANDA or 505(b)(2) application containing a Paragraph IV certification, the applicant must within 20 days provide notice to the RLD NDA holder and patent owner that the application has been submitted, and provide the factual and legal basis for the applicant’s assertion that the patent is invalid or not infringed. If the NDA holder or patent owner files suit against the ANDA or 505(b)(2) applicant for patent infringement within 45 days of receiving the Paragraph IV notice, the FDA is prohibited from approving the ANDA or 505(b)(2) application for a period of 30 months or the resolution of the underlying suit, whichever is earlier.
Post-Approval Regulation
Once approved, drug products are subject to continuing extensive regulation by the FDA. If ongoing regulatory requirements are not met, or if safety problems occur after a product reaches market, the FDA may take actions to change the conditions under which the product is marketed, including limiting, suspending or even withdrawing approval. In addition to FDA regulation, its business is also subject to extensive federal, state, local and foreign regulation.
Good Manufacturing Practices. Companies engaged in manufacturing drug products or their components must comply with applicable cGMP requirements, which include requirements regarding organization and training of personnel, building and facilities, equipment, control of components and drug product containers, closures, production and process controls, packaging and labeling controls, holding and distribution, laboratory controls and records and reports. The FDA inspects equipment, facilities and manufacturing processes before approval and conducts periodic re-inspections after approval. Failure to comply with applicable cGMP requirements or the conditions of the product’s approval may lead the FDA to seek sanctions, including fines, civil penalties, injunctions, suspension of manufacturing operations, imposition of operating restrictions, withdrawal of FDA approval, seizure or recall of products, and criminal prosecution. Although Rexahn periodically monitors FDA compliance of the third parties on which it relies for manufacturing its drug products, it cannot be certain that its present or future third-party manufacturers will consistently comply with cGMP or other applicable FDA regulatory requirements.
Sales and Marketing. Once a product is approved, its advertising, promotion and marketing will be subject to close regulation, including with regard to promotion to healthcare practitioners, direct-to-consumer advertising, communications regarding unapproved uses, industry-sponsored scientific and educational activities and promotional activities involving the internet. In addition to FDA restrictions on marketing of pharmaceutical products, state and federal fraud and abuse laws have been applied to restrict certain marketing practices in the pharmaceutical industry. Failure to comply with applicable requirements in this area may subject a company to adverse publicity, investigations and enforcement action by the FDA, the Department of Justice, the Office of the Inspector General of the Department of Health and Human Services, and/or state authorities. This could subject a company to a range of penalties that could have a significant commercial impact, including civil and criminal fines and agreements that materially restrict the manner in which a company promotes or distributes drug or biological products.
Other Requirements. Companies that manufacture or distribute drug products pursuant to approved NDAs must meet numerous other regulatory requirements, including adverse event reporting, submission of periodic reports, and record-keeping obligations.
Fraud and Abuse Laws. At such time as Rexahn markets, sells and distributes any products for which it obtains marketing approval, it is possible that its business activities could be subject to scrutiny and enforcement under one or more federal or state health care fraud and abuse laws and regulations, which could affect its ability to operate its business. These restrictions under applicable federal and state health care fraud and abuse laws and regulations that may affect its ability to operate include:
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The Anti-Kickback Statute, which prohibits, among other things, knowingly or willingly offering, paying, soliciting or receiving remuneration (interpreted to include anything of value), directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchasing, leasing, ordering or arranging for or recommending the purchase, lease or order of, any health care items or service for which payment may be made, in whole or in part, by federal healthcare programs such as Medicare and Medicaid. This statute has been interpreted to apply to arrangements between pharmaceutical companies on one hand and prescribers, purchasers and formulary managers on the other. Liability may be established under the federal Anti-Kickback Law without proving actual knowledge of the statute or specific intent to violate it. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Law constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act. Although there are a number of statutory exemptions and regulatory safe harbors to the federal Anti-Kickback Law protecting certain common business arrangements and activities from prosecution or regulatory sanctions, the exemptions and safe harbors are drawn narrowly, and practices that do not fit squarely within an exemption or safe harbor, or for which no exception or safe harbor is available, may be subject to scrutiny.

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The FCA, which prohibits, among other things, individuals or entities from knowingly presenting, or causing to be presented, a false or fraudulent claim for payment of government funds or knowingly making, using or causing to be made or used, a false record or statement material to an obligation to pay money to the government or knowingly concealing or knowingly and improperly avoiding, decreasing or concealing an obligation to pay money to the federal government. Private individuals, commonly known as “whistleblowers,” can bring civil FCA qui tam actions, on behalf of the government and such individuals and may share in amounts paid by the entity to the government in recovery or settlement. FCA liability is potentially significant in the healthcare industry because the statute provides for treble damages and significant mandatory penalties per false or fraudulent claim or statement. The government may assert that a claim including items or services resulting from a violation of the Anti-Kickback Statute constitutes a false or fraudulent claim under the federal civil FCA. Many pharmaceutical and other healthcare companies have been investigated and have reached substantial financial settlements with the federal government under the FCA for a variety of alleged improper marketing activities, including: providing free product to customers with the expectation that the customers would bill federal programs for the product; providing sham consulting fees, grants, free travel and other benefits to physicians to induce them to prescribe the company’s products; and inflating prices reported to private price publication services, which are used to set drug payment rates under government healthcare programs. In addition, in recent years the government has pursued civil FCA cases against a number of pharmaceutical companies for causing false claims to be submitted as a result of the marketing of their products for unapproved, and thus non-reimbursable, uses. Pharmaceutical and other healthcare companies also are subject to other federal false claim laws, including, among others, federal criminal healthcare fraud and false statement statutes that extend to non-government health benefit programs.

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Analogous state and local laws and regulations, such as state anti-kickback and false claims laws, which may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers; state and foreign laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers; and state and foreign laws that require drug manufacturers to report information related to clinical trials, or information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures;

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The Physician Payment Sunshine Act, being implemented as the Open Payments Program, which requires manufacturers of drugs, devices, biologics, and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) to report annually to CMS information related to direct or indirect payments and other transfers of value to physicians and teaching hospitals, as well as ownership and investment interests held in the company by physicians and their immediate family members. Beginning in 2022, applicable manufacturers also will be required to report information regarding payments and transfers of value provided to physician assistants, nurse practitioners, clinical nurse specialists, certified nurse anesthetists, and certified nurse-midwives.
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The FCPA and other similar anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from providing money or anything of value to officials of foreign governments, foreign political parties or international organizations with the intent to obtain or retain business or seek a business advantage. Recently, there has been a substantial increase in anti-bribery law enforcement activity by U.S. regulators, with more frequent and aggressive investigations and enforcement proceedings by both the Department of Justice and the SEC. Violations of U.S. or foreign laws or regulations could result in the imposition of substantial fines, interruptions of business, loss of supplier, vendor or other third-party relationships, termination of necessary licenses and permits and other legal or equitable sanctions. Other internal or government investigations or legal or regulatory proceedings, including lawsuits brought by private litigants, may also follow as a consequence.

Violations of any of the laws described above or any other governmental regulations are punishable by significant civil, criminal and administrative penalties, damages, fines and exclusion from government-funded healthcare programs, such as Medicare and Medicaid. Although compliance programs can mitigate the risk of investigation and prosecution for violations of these laws, the risks cannot be entirely eliminated. Moreover, achieving and sustaining compliance with applicable federal and state privacy, security and fraud laws may prove costly.
Privacy Laws. Rexahn is also subject to numerous federal, state and foreign laws and regulations governing data privacy and the collection, use, disclosure and protection of certain health-related and other personal information, including state data breach notification laws, state health information and/or genetic privacy laws, and federal and state consumer protection laws, such as Section 5 of the FTC Act and the CCPA, many of which differ from each other in significant ways, thus complicating compliance efforts. The legislative and regulatory landscape for privacy and data protection continues to evolve, and there has been an increasing focus on privacy and data protection issues that may affect its business, including recently enacted laws in all jurisdictions where it operates. Compliance with these laws is difficult, constantly evolving, and time consuming, and companies that do not comply with these state laws may face civil penalties. Failure to comply with such laws and regulations could also result in government enforcement actions and create liability for us (including the imposition of significant penalties), private litigation and/or adverse publicity that could negatively affect its business. In addition, if Rexahn successfully commercializes any of its product candidates, it may obtain patient health information from healthcare providers who prescribe its products and research institutions it collaborates with, and they are subject to privacy and security requirements under HIPAA. HIPAA imposes obligations with respect to safeguarding the privacy, security and transmission of individually identifiable health information. Although Rexahn is not directly subject to HIPAA other than potentially with respect to providing certain employee benefits, it could potentially be subject to criminal penalties if it, its affiliates or its agents knowingly obtain, use or disclose individually identifiable health information maintained by a HIPAA-covered entity in a manner that is not authorized or permitted by HIPAA.
Coverage and Reimbursement
Significant uncertainty exists as to the coverage and reimbursement status of any product candidates for which Rexahn may obtain regulatory approval. The regulations that govern marketing approvals, pricing and reimbursement for new drug products vary widely from country to country. Current and future legislation may significantly change the approval requirements in ways that could involve additional costs and cause delays in obtaining approvals. Some countries require approval of the sale price of a drug before it can be marketed. In many countries, the pricing review period begins after marketing or product licensing approval is granted. In some foreign markets, prescription pharmaceutical pricing remains subject to continuing governmental control even after initial approval is granted. As a result, Rexahn might obtain marketing approval for a product in a particular country, but then be subject to price regulations that delay its commercial launch of the product, possibly for lengthy time periods, which could negatively impact the revenues it is able to generate from the sale of the product in that particular country. Adverse pricing limitations may hinder its ability to recoup its investment in one or more product candidates even if its product candidates obtain marketing approval.
Rexahn’s ability to commercialize any products successfully also will depend in part on the extent to which coverage and adequate reimbursement for these products and related treatments will be available in a timely manner from government third-party payors, including government healthcare programs such as Medicare and Medicaid, commercial health insurers and managed care organizations. Government authorities and other third-party payors, such as private health insurers and health maintenance organizations, determine which medications they will cover and establish reimbursement levels. Third-party payors may limit coverage to specific products on an approved list, or formulary, which may not include all of the FDA-approved products for a particular indication. The process for determining whether a payor will provide coverage for a product may be separate from the process for setting the price or reimbursement rate that the payor will pay for the product once coverage is approved.
A primary trend in the U.S. healthcare industry and elsewhere is cost containment. Government healthcare programs and other third-party payors are increasingly challenging the prices charged for medical products and services and examining the medical necessity and cost-effectiveness of medical products and services, in addition to their safety and efficacy, and have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. Rexahn cannot be sure that coverage and reimbursement will be available promptly or at all for any product that it commercializes and, if reimbursement is available, what the level of reimbursement will be. Moreover, eligibility for coverage and reimbursement does not imply that any drug will be paid for in all cases. Limited coverage may impact the demand for, or the price of, any product candidate for which it obtains marketing approval. If coverage and reimbursement are not available or reimbursement is available only to limited levels, Rexahn may not successfully commercialize any product candidate for which it obtains marketing approval.
Obtaining coverage and adequate reimbursement is a time-consuming and costly process. There may be significant delays in obtaining coverage and reimbursement for newly approved drugs, and coverage may be more limited than the purposes for which the drug is approved by the FDA or comparable foreign regulatory authorities. Moreover, eligibility for coverage and reimbursement does not imply that a drug will be paid for in all cases or at a rate that covers its costs, including research, development, manufacture, sale and distribution. Interim reimbursement levels for new drugs, if applicable, may also not be sufficient to cover its costs and may only be temporary. Reimbursement rates may vary according to the use of the drug and the clinical setting in which it is used, may be based on reimbursement levels already set for lower cost drugs and may be incorporated into existing payments for other services. Net prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States. Limited coverage may impact the demand for, or the price of, any product candidate for which Rexahn obtains marketing approval. Third-party payors also may seek additional clinical evidence, including expensive pharmacoeconomic studies, beyond the data required to obtain marketing approval, demonstrating clinical benefits and value in specific patient populations, before covering its products for those patients. If reimbursement is available only for limited indications, Rexahn may not be able to successfully commercialize any product candidate for which it obtains marketing approval. Its inability to promptly obtain coverage and profitable reimbursement rates from both government-funded and private payors for any approved products that it develops could have a material adverse effect on its operating results, its ability to raise capital needed to commercialize products and its overall financial condition.
United States Healthcare Reform
The United States and many foreign jurisdictions have enacted or proposed legislative and regulatory changes affecting the healthcare system that could prevent or delay marketing approval of its product candidates, restrict or regulate post-approval activities and affect its ability to profitably sell any product candidate for which Rexahn obtains marketing approval. The United States government, state legislatures and foreign governments also have shown significant interest in implementing cost-containment programs to limit the growth of government-paid healthcare costs, including price controls, restrictions on reimbursement and requirements for substitution of generic products for branded prescription drugs.
In recent years, Congress has considered reductions in Medicare reimbursement levels for drugs administered by physicians. CMS, the agency that administers the Medicare and Medicaid programs, also has authority to revise reimbursement rates and to implement coverage restrictions for some drugs. Cost reduction initiatives and changes in coverage implemented through legislation or regulation could decrease utilization of and reimbursement for any approved products, which in turn would affect the price Rexahn can receive for those products. While Medicare regulations apply only to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own reimbursement rates. Therefore, any reduction in reimbursement that results from federal legislation or regulation may result in a similar reduction in payments from private payors.
The Affordable Care Act has substantially changed the way healthcare is financed by both governmental and private insurers, and significantly impacts the pharmaceutical industry. The Affordable Care Act is intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against healthcare fraud and abuse, add new transparency requirements for healthcare and health insurance industries, impose new taxes and fees on pharmaceutical and medical device manufacturers, and impose additional health policy reforms. The Affordable Care Act and certain of its provisions have been subject to judicial challenges, as well as efforts to repeal or replace them or to alter their interpretation or implementation. In addition, there have been efforts by the Trump Administration and Congress to repeal or replace certain aspects of the Affordable Care Act and to alter the implementation of the Affordable Care Act and related laws. For example, the Tax Cuts and Jobs Act, enacted on December 22, 2017, eliminated the tax-based shared responsibility payment for individuals who fail to maintain minimum essential coverage under section 5000A of the Internal Revenue Code of 1986, commonly referred to as the individual mandate. In December 2018, a United States District Court Judge for the Northern District of Texas ruled that individual mandate is (i) unconstitutional as a result of the associated tax penalty being repealed by Congress as part of the Tax Cuts and Jobs Act and (ii) not severable from the rest of the ACA, and that as a result the entire ACA is invalid. On December 18, 2019, the U.S. Court of Appeals for the Fifth Circuit affirmed the district court’s decision that the individual mandate is unconstitutional, but remanded the case to the district court to reconsider the severability question. It is unclear how the ultimate decision in this case, or other efforts to repeal, replace, or invalidate the ACA or its implementing regulations, or portions thereof, will impact the ACA and implementation. Additional legislative changes, regulatory changes and judicial challenges related to the Affordable Care Act remain possible. Any such changes could decrease the number of individuals with health coverage. It is possible that the Affordable Care Act, as currently enacted or as it may be amended in the future, and other healthcare reform measures that may be adopted in the future could have a material adverse effect on its industry generally and on its ability to successfully commercialize its product candidates, if approved.
In addition, other legislative changes have been proposed and adopted since the Affordable Care Act was enacted. For example, recent legislative enactments have resulted in Medicare payments to providers being subject to a reduction of, on average, two percent, referred to as sequestration, until 2029. Continuation of sequestration or enactment of other reductions in Medicare reimbursement for drugs could affect its ability to achieve a profit on any candidate products that are approved for marketing.
Rexahn expects that the Affordable Care Act, as well as other healthcare reform measures that have been adopted and may be adopted in the future, may result in more rigorous coverage criteria and new payment methodologies, and in additional downward pressure on coverage and payment and the price that it receives for any approved product, and could seriously harm its future revenues. Any reduction in reimbursement from Medicare, Medicaid or other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent it from being able to generate revenue, attain profitability or commercialize its products.
Foreign Regulation
In addition to regulations in the United States, Rexahn will be subject to a number of significant regulations in other jurisdictions regarding clinical trials, approval, manufacturing, marketing and promotion and safety reporting. These requirements and restrictions vary from country to country, but in many instances are similar to the United States requirements, and failure to comply with them could have the same negative effects as noncompliance in the United States.
Sales and Marketing
Rexahn does not currently have the sales and marketing infrastructure in place that would be necessary to sell and market products. Rexahn has no current plans to build the infrastructure that would be needed to successfully market and sell any successful drug candidate on its own, and would therefore need to seek strategic alliances and partnership with third parties.
Manufacturing and Distribution
Rexahn has no experience in drug formulation or manufacturing, and it lacks the resources and expertise to formulate or manufacture its own product candidates internally. Rexahn has no current plans to build internal manufacturing capacity for any product, and it has no long-term supply arrangements.
Intellectual Property
Rexahn generally seeks proprietary patent and intellectual property (“IP”) protection for its product candidates, processes, and other know-how. In addition to patent protection, it relies upon trade secrets, know-how, continuing technological innovation and licensing opportunities to develop, safeguard and maintain its IP.
Rexahn holds U.S. and foreign patents for its product candidates that expire from 2023 to 2036. It holds U.S., European and Japanese patents for RX-3117 and RX-5902. In addition to these patents, it has issued or pending patents in other jurisdictions.
The patent portfolios for its historical product candidates are summarized below:
RX-3117:
The RX-3117 patent portfolio consists of three patent families. The first family consists of patents that have been issued in the United States, Europe, Japan and other jurisdictions. The patents in this family include composition of matter, use and process claims of varying scope, including picture claims to RX-3117 or a pharmaceutically acceptable salt thereof. The patents in this first family expire in 2025 but may be extended by patent term extension and orphan and market exclusivity. The second family consists of patents that have been issued in the United States, Europe and Japan and are pending in other jurisdictions. The patents in the second family include process claims that cover RX-3117. The patents in this second family expire in 2034. The third family consists of a patent that is issued in the United States and pending in other jurisdictions. This patent includes use claims that cover the administration of RX-3117. This patent expires in 2036.
RX-5902:
The RX-5902 patent portfolio consists of three patent families. The first family consists of patents that have been issued in the United States and Europe and are pending other jurisdictions. The patents in the first family include composition of matter, use and process claims of varying scope, including picture claims to RX-5902 or a pharmaceutically acceptable salt thereof. The patents in this first family expire in 2025 and may be extended up to five years in the United States. The second family consists of patents that are issued in the United States and Japan and pending in Europe and other jurisdictions. The patents in the second family include formulation and process claims that cover RX-5902. The patents in this second family would expire in 2034. The third family consists of a patent that is issued in the United States and pending elsewhere. The patent in the third family includes use claims that cover RX-5902. This patent will expire in 2036.
Collaboration and License Arrangements
Rexahn has numerous collaborative research and development relationships with universities, research institutions pharmaceutical companies and other organizations.
BioSense
On February 25, 2019, Rexahn entered into a collaboration and license agreement with BioSense to advance the development and commercialization of RX-3117 for pancreatic and other cancers in the Territory. On March 10, 2020, Rexahn amended its collaboration and license agreement to advance the development and commercialization of RX-3117 for all human uses in the Territory. Under the terms of the License and Assignment Agreement, upon payment in full of an upfront payment, Rexahn will grant BioSense an exclusive license to develop and commercialize pharmaceutical products containing RX-3117 as a single agent for all human uses in the Territory and assign and transfer to BioSense all of Rexahn’s patents and patent applications related to RX-3117 in the Territory. The upfront payment consists of an aggregate of $1,650,000, of which $1,550,000 has been received to date. Under the License and Assignment Agreement, Rexahn is eligible to receive milestone payments in an aggregate of up to $84.5 million upon the achievement of development, regulatory and commercial goals and will also be eligible to receive tiered royalties in the mid-single digits to low tens on annual net sales in the Territory. Pursuant to the License and Assignment Agreement, BioSense’s obligation to pay royalties with respect to a licensed product in a particular country or region in the Territory commences upon the first commercial sale of such product in such country or region and will expire on a country-by-country basis or region-by-region and product-by-product basis on the later of (a) the expiration of the last valid claim that claims the composition of matter or method of use or manufacturing of RX-3117 in such country or region, and (b) the date that is 12 years after first commercial sale of such product in such country or region.
HaiChang
In February 2018, Rexahn entered into a research and development collaboration agreement (the “HaiChang Collaboration Agreement”) with HaiChang, a privately owned specialized biotechnology company incorporated in Hangzhou, China and focused on the development and manufacture of complex intravenous pharmaceutical products primarily for cancer treatment.
On February 8, 2020, Rexahn entered into the HaiChang Agreement, pursuant to which it granted HaiChang an exclusive (even as to Rexahn), royalty-bearing, sublicensable worldwide license to research, develop and commercialize pharmaceutical products comprising RX-0201 (subject to and limited by the exclusive rights of NEXT BT Co. Ltd (“Next BT”) with respect to RX-0201 in Asia), RX-0301, and RX-0047, a proprietary compound currently in preclinical development. HaiChang has agreed to use commercially reasonable efforts to develop, seek regulatory approval for, and commercialize one product comprising RX-0301 and one product comprising RX-0047.
HaiChang will pay Rexahn a one-time upfront payment in the amount of $250,000 for certain materials to be transferred by Rexahn to HaiChang. HaiChang will pay Rexahn development milestone payments in an aggregate of up to $63,000,000 with respect to RX-0201 and RX-0301 and up to $33,000,000 with respect to RX-0047, and royalties based on percentages of net sales in the low tens with respect to RX-0201 and RX-0301 and the mid-single digits with respect to RX-0047. However, if HaiChang exclusively sublicenses its rights to a third party with respect to RX-0201 and RX-0301 or RX-0047 in a particular jurisdiction, instead of the foregoing milestones and royalties to the extent relating to such compound(s) and jurisdiction, HaiChang will pay Rexahn a percentage of any sublicensing revenue received by HaiChang, provided that in any event HaiChang will pay a milestone payment on initiation of a Phase 3 clinical trial that is subject to reduction by the amount of any sublicensing revenue paid with respect to the applicable compound(s) as of the time of initiation of the trial.
In connection with entering into the HaiChang Agreement, the parties terminated the HaiChang Collaboration Agreement.
Merck Sharp & Dohme B.V.
In August 2018, Rexahn entered into the Collaboration Agreement with Merck to conduct a Phase 2 clinical trial to evaluate the safety and efficacy of the combination of RX-5902 with Merck’s anti-PD-1 therapy, KEYTRUDA, in patients with metastatic TNBC. On April 7, 2020, Rexahn notified Merck that it was terminating the Collaboration Agreement, effective immediately, in connection with its determination to discontinue development of RX-5902 for the treatment of TNBC.
Next BT
In February 2003, Rexahn entered into a research collaboration agreement with Rexgene Biotech Co., Ltd. (“Rexgene”), which agreed to assist Rexahn with the research, development and clinical trials necessary for registration of RX-0201 in Asia. Under the agreement, Rexahn granted Rexgene an exclusive license, with right to sublicense, to make, have made, use, sell and import RX-0201 in Asia. In accordance with the agreement, Rexgene paid Rexahn a one-time fee of $1,500,000 in 2003.

On February 5, 2018, Rexahn entered into a royalty and release agreement with Next BT, the successor in interest to Rexgene. In exchange for Next BT terminating its rights under the research collaboration agreement, including the rights to RX-0201 in Asia, Rexahn agreed to pay Next BT a royalty in the low single digits of any net sales of RX-0201 Rexahn makes in Asia and 50% of Rexahn’s licensing revenue related to licensing of RX-0201 in Asia, up to an aggregate of $5,000,000. The agreement will terminate upon the earlier of Next BT’s receipt of $5,000,000 under the agreement, February 5, 2025 if Next BT has received at least $3,000,000 under the agreement by that date, and the date after February 5, 2025 that Next BT has received cumulative payments of $3,000,000 under the agreement. On June 18, 2018, Rexahn entered into an addendum to the royalty and release agreement with Next BT, to reinstate the exclusive license to RX-0201 in Asia. Rexahn retained the rights to RX-0301 in Asia and elsewhere. The June 2018 amendment reinstating the exclusive license to RX-0201 in Asia had no effect on the potential royalty payments granted to Next BT in February 2018.
Korea Research Institute of Chemical Technology (“KRICT”)
In June 2009, Rexahn entered into a license agreement with KRICT to acquire rights to all of KRICT’s intellectual property related to quinoxaline-piperazine derivatives, which includes RX-5902. Rexahn paid an initial license fee of $100,000 in July 2009, and will pay a one-time milestone payment of $1,000,000 to KRICT upon marketing approval from FDA for the first commercial product stemming from the licensed intellectual property (the “KRICT Milestone Payment”). Upon payment of the KRICT Milestone Payment, all of the rights previously licensed to Rexahn will be transferred to Rexahn and the agreement will terminate. The agreement is terminable by either party for the other party’s material breach, subject to a 60-day cure period. To date, Rexahn has paid only the $100,000 initial license fee pursuant to this agreement.
Employees
As of September 10, 2020, Rexahn employed four individuals, all of whom are full-time employees. Rexahn has never had a work stoppage, and none of its employees are represented by a labor organization or covered by collective bargaining arrangements. Rexahn considers its relationship with its employees to be good.
Corporate Information
Rexahn is a Delaware corporation and traces its history to the March 2001 founding of Rexahn, Corp. Rexahn’s principal executive offices are located in Rockville, Maryland. Rexahn’s website address is www.rexahn.com.
Additional Information
Rexahn makes available free of charge on its website annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports, as soon as reasonably practicable after they are electronically filed or furnished to the SEC, on Rexahn’s website at www.rexahn.com or by contacting Rexahn at (240) 268-5300. The SEC maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at www.sec.gov. The inclusion of any website address in this proxy statement/prospectus/information statement is an inactive textual reference only, and information contained on or accessible through these websites is not a part of this proxy statement/prospectus/information statement.
Description of Property
Rexahn’s corporate headquarters are currently located in Rockville, Maryland and consist of approximately 5,466 square feet of leased office space under a lease that expires in June 2024.
Legal Proceedings
On July 31, 2020, a putative stockholder class action was filed in the Court of Chancery of the State of Delaware styled Stahlman v. Rexahn Pharmaceuticals, Inc., et al., Case No. 2020-0639. Additionally, on August 3, 2020, a putative stockholder class action was filed in the United States District Court for the District of Delaware styled Thompson v. Rexahn Pharmaceuticals, Inc., et al., Case No. 1:20-cv-01036-UNA (D. Del). On August 7, 2020 and August 17, 2020, putative stockholder class actions were filed in the United States District Court for the Southern District of New York styled, respectively, Manes v. Rexahn Pharmaceuticals, Inc., et al., Case No. 1:20-cv-06227 (S.D.N.Y.) and Talsma v. Rexahn Pharmaceuticals, Inc., et al Case No. 1:20-cv-06541 (S.D.N.Y). On August 18, 2020, a putative stockholder class action was filed in the United States District Court for the Eastern District of New York styled Juilfs v. Rexahn Pharmaceuticals, Inc., et al Case No. 1:20-cv-03780 (E.D.N.Y.) (together with the Stahlman, Thompson, Manes and Talsma actions, the “Stockholder Actions”). The Stockholder Actions assert claims against Rexahn and members of the Rexahn Board (the “Individual Defendants”).
The Stahlman and Manes complaints allege that the Individual Defendants breached their fiduciary duties owed to the Rexahn stockholders. The Thompson, Manes, Juilfs and Talsma complaints allege that Rexahn and the Individual Defendants violated Section 14(a) of the Exchange Act, and Rule 14a-9 promulgated thereunder, by failing to disclose in the Initial Registration Statement certain information regarding, among other things, financial projections for Rexahn and Ocuphire, the valuation analyses performed by Oppenheimer in support of its fairness opinion and the process leading to the execution of the Merger Agreement. The Thompson, Manes, Juilfs and Talsma complaints also allege that the Individual Defendants violated Section 20(a) of the Exchange Act, as control persons who had the ability to prevent the Initial Registration Statement from being false and misleading. The Stockholder Actions seek, among other things, an injunction preventing consummation of the merger, an award of damages, and an award of costs and expenses, including attorneys’ fees.
Additionally, on August 6, 2020, another party sent a letter to Rexahn’s counsel demanding that Rexahn and the Individual Defendants amend the Initial Registration Statement to provide additional disclosures that the party alleges were improperly omitted from the Initial Registration Statement in violation of Sections 14(a) and 20(a) of the Exchange Act, including certain information regarding financial data and the background and process leading to the execution of the Merger Agreement (the “Demand Letter”).
Rexahn intends to defend against the Stockholder Actions and the Demand Letter, however it is reasonably possible that a loss may be incurred. At this time, Rexahn is unable to estimate the potential loss or range of losses.

OCUPHIRE BUSINESS
Overview
Ocuphire Pharma, Inc., or Ocuphire, is a clinical-stage ophthalmic biopharmaceutical company focused on developing and commercializing therapies for the treatment of several eye disorders. Ocuphire’s pipeline currently includes two small molecule product candidates targeting front and back of the eye indications.
Its lead product candidate, Nyxol® Eye Drops (“Nyxol”), is a once-daily eye drop formulation of phentolamine mesylate designed to reduce pupil diameter and improve visual acuity. As a result, Nyxol can potentially be used for the treatment of multiple indications such as dim light or night vision disturbances (“NVD”), pharmacologically-induced mydriasis (which refers to the use of pharmacological agents to dilate the pupil for office based eye exams), and presbyopia (a gradual, age-related loss of the eyes' ability to focus on nearby objects). Ocuphire management believes this multiple indication potential represents a significant market opportunity. Nyxol has been studied across three Phase 1 and four Phase 2 trials totaling over 230 patients and has demonstrated promising clinical data for use in multiple ophthalmic indications. Ocuphire plans to initiate a Phase 3 trial for the treatment of NVD in the fourth quarter of 2020, a Phase 3 trial for reversal of pharmacologically-induced mydriasis (“RM”) in the fourth quarter of 2020, and a Phase 2 trial in combination with low dose pilocarpine for presbyopia, in the first quarter of 2021. Ocuphire expects top-line results to read out as early as the first quarter of 2021 and throughout the remainder of 2021, and, assuming successful and timely completion of further trials, anticipates submitting a new drug application (“NDA”) to the U.S. Food and Drug Administration (FDA) in early 2023 under the 505(b)(2) pathway.
Ocuphire’s second product candidate, APX3330, is a twice-a-day oral tablet, designed to target multiple pathways relevant to retinal and choroidal vascular diseases, such as diabetic retinopathy (“DR”) and diabetic macular edema (DME), which if left untreated may result in permanent visual acuity loss and eventual blindness. DR is a disease resulting from diabetes in which chronically elevated blood sugar levels cause progressive damage to blood vessels in the retina. DME is a severe form of DR which involves leakage of protein and fluid into the macula, the central portion of the retina, causing swelling. Prior to Ocuphire’s in-licensing of the product candidate, APX3330 had been studied by third parties in six Phase 1 and five Phase 2 trials totaling over 440 patients, for inflammatory and oncology indications, and had demonstrated promising evidence of tolerability, pharmacokinetics, durability, and target engagement. Ocuphire plans to initiate a Phase 2 trial for APX3330 in the first quarter of 2021 for the treatment of patients with DR, including moderately severe non-proliferative DR (NPDR) and mild proliferative DR (PDR), as well as patients with DME without loss of central vision. Ocuphire has also in-licensed additional second generation product candidates, analogs of APX3330, including APX2009 and APX2014.
As part of its strategy, Ocuphire will continue to explore opportunities to acquire additional ophthalmic assets and to seek strategic partners for late stage development, regulatory preparation and commercialization of drugs in key global markets.
Ocuphire estimates that there are 15-20 million moderate-to-severe NVD patients in the United States, over 80 million eye exams conducted per year with pharmacologically-induced mydriasis, over 100 million presbyopia patients, over 7 million patients with DR, and 750,000 patients with DME. There are no currently approved pharmacological products on the market for NVD, RM, or presbyopia. In the case of presbyopia there are non-pharmacologic and potentially inconvenient treatments such as reading glasses or contact lenses, as well as invasive surgical interventions with associated risks such as creation or worsening of NVD. For DR and DME, intraocular injections targeting vascular endothelial growth factors (“VEGF”) (a family of proteins that promote angiogenesis - the formation of new blood vessels - and vascular permeability) are approved globally, but these chronic therapies require frequent (biweekly or monthly) office visits and are prone to side effects such as hemorrhage, intraocular infection, and increased risk of blood clots. For DR and DME, intraocular injections targeting VEGF are approved globally, but these chronic therapies require frequent biweekly or monthly office visits and are prone to side effects such as hemorrhage, intraocular infection, and increased risk of blood clots.
Ocuphire is developing Nyxol and APX3330 for multiple indications. Ocuphire believes the two programs present similar potential advantages: (1) promising clinical data to date; (2) small molecules; (3) convenient dosing route and schedule; (4) potential for first-line or adjunct therapy; and (5) significant commercial potential. In the fourth quarter of 2020, Ocuphire expects to initiate Phase 3 clinical trials for Nyxol in NVD and RM, as well as a first quarter 2021 initiation of a Phase 2 proof of concept trial in presbyopia for a kit combination of

Nyxol and low-dose pilocarpine, a pupil constrictor with a mechanism different and complementary to Nyxol. In preparation for at least one of the two Phase 3 registration trials for Nyxol, Ocuphire plans to launch a blow-fill-seal manufacturing program for preservative-free single use Nyxol eye drops. Furthermore, Ocuphire plans to initiate a 6-month rabbit toxicology study in the first quarter of 2021, completion of which is necessary prior to the commencement of the Phase 3 safety exposure trial for chronic indications. Ocuphire also expects to launch a Phase 2 trial for APX3330 in DR and DME in the first quarter of 2021 with a concurrent Phase 2/3 oral tablet manufacturing program. TABLE 1 below summarizes Ocuphire’s current development pipeline of product candidates and their target indications.
TABLE 1. Ocuphire Pipeline Indications

Based on the safety and efficacy data generated to date, as well as expected data from the planned trials, Ocuphire anticipates submitting a NDA to the FDA for Nyxol in early 2023 utilizing the 505(b)(2) pathway of the U.S. Federal Food, Drug, and Cosmetic Act (“FDCA”), which the FDA indicated would be acceptable for the Nyxol application. In addition, Ocuphire anticipates advancing APX3330 towards an NDA in the future. Ocuphire further anticipates that in the long term, it will also submit marketing applications with regulators in other global markets, initially considering the European Medicines Agency (EMA) and Japan’s Pharmaceuticals and Medical Devices Agency, and potentially other markets such as China.
In February 2018, Ocuphire was founded by Mina Sooch and subsequently merged in April 2018 with Ocularis Pharma, LLC, founded by Gerald Horn MD (the original innovator of phentolamine mesylate ophthalmic solution to treat NVD), Alan R. Meyer, William Pitlick PhD, and Keith Terry. Many of Ocuphire’s employees, directors, advisors and consultants have been involved in the development of Nyxol and other ophthalmic drugs and product candidates in development, including LUMIFY® and RST-001 and approved products including Rhopressa®, Roclatan®, Vyzulta®, Xiidra®, Cequa®, and Dextenza®. Non-ophthalmic 505(b)(2) drug development involvement includes TOBI®, the world’s first aerosolized antibiotic, and NAYZILAM® and recently approved new chemical entities NEXLETOL®. The management team, led by CEO Mina Sooch, collectively has significant experience in operating pharmaceutical companies and discovering, developing, and commercializing treatments in multiple therapeutic areas. Ocuphire’s medical and scientific advisory board consists of Dr. Eliot Lazar, Dr. Jay Pepose, Dr. Gary Novack, Dr. Jack Holladay, Dr. Edward Holland, Dr. Paul Karpecki, Dr. Richard Lindstrom, Dr. Thomas Samuelson, Dr. Marguerite McDonald, Dr. Mark Kelley, Dr. Richard Messmann, Dr. David Boyer, Dr. Peter Kaiser, Dr. Michael Allingham, and Dr. Gerald Horn.
Nyxol
Nyxol is an ophthalmic solution containing phentolamine mesylate, a non-selective alpha-1 and alpha-2 adrenergic antagonist that acts on the adrenergic nervous system and inhibits contraction of smooth muscle. Phentolamine mesylate, the drug substance and active component of Nyxol, is the active pharmaceutical ingredient in two FDA-approved drugs, REGITINE® and OraVerse®. REGITINE, an injectable approved in 1952, is used mainly to treat pre- or intra-operative hypertensive episodes in patients with pheochromocytoma. OraVerse, approved in 2007, is an intraoral submucosal injection used to reverse anesthesia after oral surgery. The FDA has stated that it would be acceptable for the Nyxol application to reference the FDA’s previous finding of safety and efficacy for Regitine® (Phentolamine Mesylate Injection, NDA 008278) and Oraverse® (Phentolamine Mesylate Injection, NDA 22159).
Phentolamine mesylate reformulated as Nyxol for topical ophthalmic use inhibits the iris dilator muscles, effectively decreasing the size of the pupil opening. With a smaller pupil diameter (PD), less light is scattered on the retina by imperfections in the periphery of the cornea and lens, resulting in better low contrast best-corrected distance visual acuity (“LCVA”) as well as distance and near high contrast visual acuity (“VA”). Ocuphire estimates that in the United States, there are 15-20 million moderate-to-severe NVD patients and over 100 million presbyopia patients. Additionally, more than 80 million eye exams are conducted per year, causing pharmacologically-induced mydriasis and impairing vision for a duration ranging from a few hours (typically six hours) up to 24 hours. Ocuphire believes that Nyxol possesses a differentiated product profile compared to other options on the market and in clinical development for its target indications.
Key attributes of Ocuphire’s product candidate Nyxol include the following:
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Reduction in pupil diameter with durable effects. In multiple Phase 2 trials Nyxol reduced pupil diameter by approximately 20% (~1 – 1.5 mm) in both mesopic (dim) and photopic (bright) conditions, with such reductions sustained over 24 hours.

•
Improvement in low contrast visual acuity. When studied in patients with NVD in multiple Phase 2 trials, Nyxol showed statistically significant improvement in low contrast mesopic best-corrected distance visual acuity at ≥1 and ≥2 lines, with a trend at ≥3 lines on a standard visual chart.

•
Promising tolerability profile. To date, Nyxol has been observed to be well tolerated, with unchanged or decreased intraocular pressure, in the 7 completed Phase 1 and Phase 2 clinical trials conducted. Nyxol produces a transient, mild hyperemia effect that disappears within 4 to 8 hours or immediately upon application of anti-redness eye drops. Nyxol is also observed to have no systemic effects, such as changes in blood pressure or heart rate.

•
Designed to be a convenient, once-daily eye drop. Nyxol is being evaluated for chronic use as a once-daily administration before bedtime. Nyxol has also been shown in multiple Phase 2 trials to have an over 24-hour durable effect, which could allow for better patient compliance.

•
Stable, cost-effective ophthalmic formulation. Nyxol is a single-use, preservative-free, proprietary eye drop formulation with good stability for eventual commercialization. Its active pharmaceutical ingredient, phentolamine mesylate USP grade, is a small molecule with advantages of standardized, scalable, lower-cost manufacturing processes.

Ocuphire is initially pursuing Nyxol for the following 3 indications as a first-line therapy, and in the case of presbyopia, as a kit combination of Nyxol and low-dose pilocarpine:
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NVD, a condition in which peripheral imperfections (aberrations) of the cornea scatter light when the pupil opens wide in dim light. Patients with NVD experience glare, halos, starbursts, and decreased contrast sensitivity. NVD is a new indication with no approved therapies.

•
RM, a reversal of pharmacologically induced dilation of the pupils, where dilation leads to increased sensitivity to light and an inability to focus, making it difficult to read, work, and drive. RM is a single-use indication with no commercially available therapies.

•
Presbyopia, a condition in which the eye’s lens loses elasticity, affecting its ability to focus on near objects. Presbyopia typically occurs after age 40 and most patients use reading glasses in order to read or see objects close to them. There are no currently approved pharmacological therapies for presbyopia, but those in development plan to create a small pupil to better focus images on the retina via the “pinhole effect”.

APX3330
APX3330 (E3330), originally developed by Eisai Co., Ltd. and Apexian Pharmaceuticals, Inc., is a small molecule that specifically targets Apurinic/Apyrimidinic Endonuclease 1/Redox Factor-1 (APE-1/Ref-1, referred to as Ref-1), a dual function protein involved in the regulation of transcription factors critical to cell signaling. Ref-1 regulates inflammation, angiogenesis (blood vessel formation) and reduction-oxidation (redox) signaling, as well as DNA repair that is critical to normal function of neurons.
By inhibiting redox activity and not DNA repair, APX3330 has been shown in preclinical studies to reduce angiogenesis and inflammation via modulation of several important proangiogenic and proinflammatory transcription factors such as NF-κB and HIF-1a and its downstream target, VEGF (Vascular Endothelial Growth Factor). These transcription factors are implicated in multiple pathways relevant to the pathophysiology of retinal and choroidal vascular diseases, including diabetic retinopathy, diabetic macular edema, and wAMD. Moreover, data from these preclinical studies suggest that APX3330 is a promising candidate for clinical evaluation of the efficacy and safety of an oral systemic therapy to treat these important diseases.
Ocuphire estimates that APX3330 has the potential to reach a large number of patients. According to the National Eye Institute, there are over 7 million patients with DR and 750,000 patients with DME in the United States. In addition, over 1 million patients in the United States suffer from wAMD. These retinal and choroidal vascular diseases, which cause damage to the macula, are leading causes of severe, permanent vision loss.
Key attributes of Ocuphire’s product candidate APX3330 include the following:
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Potential to be the first oral therapy. Compared to intravitreal anti-VEGF injections, associated with systemic adverse events and ocular complications, twice a day oral administration of APX3330 could be a convenient alternative treatment for retinal disease, if approved.

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Upstream target implicated in two validated pathways. APX3330 is designed to lead to inhibition of two validated cell signaling pathways (angiogenesis and inflammation) known to cause various retinal diseases. Moreover, the APX3330 mechanism of action is distinct by working upstream of the current anti-VEGF therapies, thus Ocuphire believes it could complement anti-VEGF therapies and potentially reduce frequency of doctor visits.

•	Promising tolerability profile. In 11 completed Phase 1 and Phase 2 clinical trials, APX3330 was well tolerated with no significant acute neurologic, cardiovascular, liver, or pulmonary events.
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Stable, cost-effective oral tablet. APX3330 is formulated as an oral tablet with stability suitable for eventual commercialization, and its active pharmaceutical ingredient is a small molecule with the advantages of standardized, scalable lower-cost manufacturing processes.

Ocuphire is initially pursuing APX3330 for the following indications as a first-line or adjunctive therapy:
•	DR, the leading cause of vision loss in adults aged 20–74 years, is the result of chronic elevations of glucose in the blood that lead to cell damage in the retina.
•	DME, one of the most common complications of DR where there is vascular leakage in the macula, the part of the eye that is necessary for central and color vision.
•
wAMD, a chronic eye disorder that causes visual distortions in the central part of one’s vision. It is usually caused by abnormal blood vessels that leak fluid or blood into the macula, the part of the eye that is necessary for central and color vision.

Ocuphire’s Strategy
Ocuphire’s goal is to build a leading ophthalmic biopharmaceutical company that discovers, develops and commercializes best-in-class therapies for patients, and provides attractive solutions for physicians and payers. The key elements of Ocuphire’s strategy to achieve its goal are the following:
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Advance the clinical development of Nyxol and APX3330. Ocuphire is preparing to conduct registration studies of Nyxol and proof of concept studies of APX3330 with the objective of filing a U.S. NDA in early 2023 for Nyxol and advancing APX3330 towards an NDA in the future.

•
Target Nyxol and APX3330 for large ophthalmic indications. Ocuphire believes Nyxol has therapeutic potential to improve vision performance in NVD, RM, and presbyopia. Ocuphire also believes AXP3330 has potential to improve the health of the retina in patients with diabetic retinopathy, diabetic macular edema and wAMD, while reducing the burden of intravitreal injections.

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Maintain and expand its intellectual property portfolio. Ocuphire owns all global patent rights to Nyxol with respect to its formulation, combinations, and use in multiple indications. Ocuphire also owns an exclusive worldwide sublicense for the Ref-1 Inhibitor program, including its lead product candidate APX3330, for all its ophthalmic and diabetic indications, and compositions and methods of use for Ref-1 pipeline candidates, including APX2009 and APX2014. Ocuphire continues to explore additional opportunities to expand and extend this intellectual property protection, both in the U.S. and in other jurisdictions.

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Maximize the global commercial value of Nyxol and APX3330. Ocuphire plans to seek commercial partners both in and outside of the United States. Alternatively, Ocuphire believes it could independently commercialize Nyxol and/or APX3330 in the United States with a targeted sales force.

•
Evaluate in-licensing and acquisition opportunities. Ocuphire’s team is well qualified to identify and in-license or acquire clinical-stage ophthalmological assets and is evaluating opportunities to expand and diversify its pipeline.

Overview of Eye Disease Market
The global ophthalmology drugs and devices market is expected to be $31.5 billion by 2025. While North America is the largest worldwide market for the treatment of eye disease, the Asian market is expected to experience the most significant growth as healthcare infrastructure improves in the region. This market spans at least 2.2 billion people worldwide who suffer from a vision impairment or blindness, and the prevalence of eye disease is only expected to grow both in the United States and internationally due to an aging population. Eye diseases associated with age include macular degeneration, glaucoma, diabetic retinopathy, presbyopia, and NVD. Current procedures such as LASIK and multifocal intraocular lens implants also contribute to temporary or permanent impairments in vision performance. As the prevalence and awareness of eye disease increases, Ocuphire believes there will be an accompanying increase in demand for eye disease treatments.
Anterior (Front) Eye Disease Market
Millions of Americans suffer from conditions in the front of the eye. Patients have either nearsightedness (myopia) or farsightedness (hyperopia) that requires correction with contacts, glasses, and sunglasses. These types of refractive errors do not always have to be present at a young age. Patients over the age of 40 years old can develop presbyopia, a decreased ability to see objects at a near distance. This condition impacts over 100 million Americans and usually requires reading glasses and/or contact lenses for focusing on near objects. The myopia and presbyopia market is currently estimated at $17.8 billion (2020), and forecasted to increase to $28.0 billion in 2026. Further, approximately 4 million patients undergo surgical removal of cataracts, i.e. the clouding of the lens usually associated with age.
Glaucoma, another anterior eye disease, is characterized by degeneration of the optic nerve leading to irreversible vision loss and is usually associated with increased intraocular pressure. It comprises a large component of the anterior eye disease market as revenue from pharmacologic treatment for this disease is projected to reach $2.2 billion by 2023.
Retinal (Back of the Eye) Disease Market
Retinal damage is one of the leading causes of blindness and continues to grow with aging and more diabetic populations around the world. Many retinal diseases are complications of diabetes such as DR and DME that can be treated with anti-VEGF agents to suppress VEGF signaling. Currently, there are several drugs on the market indicated for anti-VEGF therapy, including Lucentis® (ranibizumab), a monoclonal antibody marketed by Genentech, and EYLEA® (aflibercept), a recombinant fusion protein marketed by Regeneron Pharmaceuticals, Inc., that have become the standard of care for treating severe forms of DME and wAMD amongst other retinal conditions. Avastin® (bevacizumab), a monoclonal antibody marketed by Genentech, is also used off-label to treat these same indications as it is more cost-effective than the other branded drugs. These three injectable drugs are biologics with treatment administered in an ophthalmologist’s office. Annual worldwide sales of Lucentis and EYLEA for all indications totaled over $6 billion in 2019 ($2 billion for Lucentis and over $4 billion for EYLEA).
Ocuphire’s Target Indications
NVD (Nyxol)
NVD Overview
Vision at night or in dim light conditions is different from daytime vision in several important ways. Most notably, at night, the pupils dilate to allow more light into the eye. Diminished night vison is a natural part of aging as well as a common side effect of several conditions and procedures. NVD is caused by corneal aberrations or other clinical irregularities of the optical system of eye. As the pupil dilates in response to mesopic conditions, light passes through the periphery of the cornea and lens, unlike during photopic conditions. Any imperfections or aberrations present on the periphery cause light to reach the retina in a non-focused and scattered way, creating glare, halos, starbursts, ghosting and a loss of contrast sensitivity (CS). These visual disturbances can be debilitating to a variety of everyday activities, especially driving. The light emitted by traffic lights and other cars scatters and obscures most of the visual field, making driving in dim light conditions hazardous. Glare, in particular, can be dangerous while driving. In one study of 297 drivers given vision tests that correlate with accidents, 45% of the drivers who reported difficulty driving at night were unable to perform any of the tests with glare.
The effects of NVD can be reduced or eliminated by reducing the pupil size to a smaller diameter that prevents the scattering effect without impeding the ability to see at night. NVD can occur naturally (night myopia) and are commonly caused by ocular surgery (LASIK). One significant cause of night myopia is keratoconus, an orphan disease that starts at a young age with progressive thinning of the cornea usually due to genetic and environmental causes. Ocuphire estimates that there are 4 million addressable patients experiencing NVD in the United States and 7 million more globally. These patients can be segmented by the origins of their vision disturbance. Approximately 44% of NVD are the result of night myopia, followed by approximately 30% from cortical cataracts, 15% from post-intraocular lens (IOL) implants, and 10% following LASIK surgery.
Limitations of Existing Treatments for NVD
The biggest challenge for the treatment of NVD is the lack of safe, tolerable, convenient, and effective treatments. Despite a large number of addressable patients with moderate-to-severe NVD, there is no FDA-approved treatment on the market for NVD. Some commonly used tools such as tinted glasses are not effective, and in fact, may worsen patients’ vision at night. Off-label use of approved miotic agents, such as regular-strength pilocarpine, are unsuitable for the treatment of NVD because they reduce pupil size to a degree that may impede safe night vision and may cause loss of accommodation.
Nyxol Opportunity in NVD
Ocuphire believes it may have a new NVD treatment option that could improve patients’ ability to see in dim lighting and significantly improve their quality of life. Nyxol is currently the only product candidate in development for NVD and could become the first pharmacological treatment option if approved. In addition to a potential first-mover advantage, Nyxol is being developed to be administered via convenient, once-daily dosing before bedtime and has been shown in multiple Phase 2 clinical trials to improve low contrast visual acuity in mesopic (dim) conditions on the standard visual chart. Nyxol has also been shown to be well-tolerated in these trials. Like some ocular eyedrops, mild, transient hyperemia has occurred in these trials following the application of Nyxol, but has generally faded within several hours.
RM (Nyxol)
Mydriasis Overview
An estimated 200 million comprehensive eye exams take place globally each year, including 80 million in the United States. In addition, 4 million eyes are dilated for surgical procedures. Most involve pharmacologically induced dilation, or mydriasis, of the pupils, which is achieved either by stimulating the iris dilator muscle with the use of alpha agonists (e.g., phenylephrine), or by blocking the iris sphincter muscle with the use of muscarinic antagonists (e.g., tropicamide) or a combination of both mydriatic agents. Typically, pharmacologically induced mydriasis dilates the pupil to 7 mm to 8 mm, a size suitable for ophthalmic examination of the retina and other structures of the interior of the eye. Such pharmacologically induced mydriasis can last from a few hours (typically 6 hours) up to 24 hours, depending on the pigmentation of the iris, one’s age, and other factors. Side effects of mydriasis include sensitivity to light and blurred vision, which make it difficult to read, work, or drive. Also, many drops cause cycloplegia, the temporary paralysis of the muscle which allows the eye to focus on near objects. For this reason, many patients may request to avoid dilation, thus limiting the eye care provider’s ability to conduct a comprehensive exam.
Limitations of Existing Treatments for Reversal of Mydriasis
There are no currently approved products on the market for reversal of mydriasis and Ocuphire is not aware of any others in development. In 1990, the FDA approved the selective alpha-1 antagonist dapiprazole, marketed as Rev-Eyes®, to reverse mydriasis induced by adrenergic or anticholinergic agents. Rev-Eyes was eventually withdrawn from the market for reasons unrelated to safety or efficacy, according to the FDA.

Nyxol Opportunity in RM
Nyxol may potentially expedite the reversal of mydriasis prior to natural reversal. Ocuphire believes that many people who undergo pupil dilation would benefit from a reversal treatment that has the potential to get patients back to their normal routines faster and avoid the subjective “discomfort” of dilation. Ocuphire also believes that if providers can offer a reversal drop there could potentially be more compliance with annual dilated eye exams.
Presbyopia (Nyxol)
Presbyopia Overview
Presbyopia is an age-related condition with onset most common in people over 40 years old. As the eye ages, lens elasticity decreases, resulting in farsightedness. Presbyopia patients experience blurred near vision, difficulty seeing in dim light, and eye strain. In young healthy eyes, lenses are able to focus light from objects at different distances by a process called accommodation. During accommodation, muscles surrounding the lens contract, causing the lens to change shape and increasing the focusing power of the eye. This allows dynamic, clear vision at both near and far distances. With increasing age, the lens becomes stiffer as the structural crystallin proteins become misfolded. This increased lens stiffness limits the eye’s ability to adjust its focus for reading or for other tasks that require clear vision at near distances. Because of the ubiquity of the condition, presbyopia represents a large market both in the United States and abroad totaling over 2 billion presbyopia patients. It is estimated that 100 million Americans have presbyopia and this number is expected to grow as the population above the age of 45 increases.
Limitations of Existing Treatments for Presbyopia
There is currently no approved pharmacological treatment for presbyopia. The available treatments for presbyopia include reading glasses, bifocals, gradients, bifocal contact lenses, and multifocal intraocular lenses. Reading glasses can be inconvenient and must be taken off and put on frequently throughout the day to see objects at far and near distances, respectively. Many patients express frustration with losing or forgetting their glasses. Additionally, some patients find glasses unflattering. Contact lenses for presbyopia also have drawbacks. They can only be used monocularly, where one eye is fitted with a presbyopic lens while the other is used for distance vision, which often leads to eye strain and other negative side effects.
A small portion of patients elect surgical intervention, including laser treatment to achieve monovision and insertion of KAMRA Inlays, a plastic implant into the cornea of the non-dominant eye to increase its depth of field. The risks of such interventions are those associated with all ocular surgeries, such as a potential decrease in contrast sensitivity and the creation or worsening of NVD.
Nyxol Opportunity in Presbyopia
Pupil diameter management is a promising strategy for the pharmacological treatment of presbyopia. Nyxol alone has shown in multiple Phase 2 trials the ability to reduce pupil diameter size by 15-20% and improve near visual acuity by one to two lines for at least 24 hours after a single application. Research suggests that reducing pupil size to a diameter of 1.6 mm to 2 mm range (dosed in the daytime) will lead to significant improvement in presbyopia symptoms. In order to enhance Nyxol pupil reduction to reach the 1.6mm daytime pupil target size, Ocuphire plans to evaluate the efficacy of a kit combination Nyxol (dosed in the evening) and low-dose pilocarpine (dosed in the daytime).
With respect to the treatment of presbyopia, Ocuphire believes that tolerability, convenience, and preservation of distance vision quality are of the utmost importance. Presbyopia is considered a “benign” condition, in that there is no risk of death or complete vision loss. Thus, any therapies without robust tolerability will not be suitable alternatives to reading glasses or contact lenses. Nyxol is being developed to be applied once daily before bed, with potential resolution of any mild hyperemia by morning. Ocuphire believes that many presbyopes who are unsatisfied with their reading glasses or monocular contact lenses, and who would prefer a less invasive alternative than surgical intervention, would find Nyxol eye drops a promising option, if approved.
Other Indications: Glaucoma (Nyxol)
Glaucoma is a progressive, age-related disease and the leading cause of irreversible vision loss, affecting 60 million people worldwide, including 3 million people in the United States. Glaucoma is the result of increased intraocular pressure (IOP) due to a buildup of aqueous humor in the eye. Sustained elevated IOP damages the optic nerve, resulting in loss of vision and blindness. There are currently five classes of approved glaucoma medications, yet for many patients current medications are not sufficiently effective as monotherapy, and taking two or more medications leads to decreased patient adherence. Second-line treatments, especially for patients in normotensive range, are needed to decrease patients’ IOP levels. Potential mechanisms of action of IOP lowering for Nyxol are through episcleral venous pressure and increased aqueous flow. At this time, Ocuphire is only planning to evaluate Nyxol as a second-line add-on to standard of care in glaucoma with a partner.
Diabetic Retinopathy (APX3330)
Diabetic Retinopathy Overview
Diabetic Retinopathy (DR) is an eye disease resulting from diabetes, affecting over 7 million patients in the U.S., in which chronically elevated blood sugar levels cause damage to blood vessels in the retina. It is the leading cause of vision loss in adults aged 20–74 years. There are two major types of DR:
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Non-proliferative DR, or NPDR. NPDR is an earlier, more typical stage of DR and can progress into more severe forms of DR over time if untreated and if exposure to elevated blood sugar levels persists.

•	Proliferative DR, or PDR. PDR is a more advanced stage of DR than NPDR. It is characterized by retinal neovascularization and, if left untreated, leads to permanent damage and blindness.
Therapies for NPDR and PDR are distinct. For NPDR, treatment is usually directed at observation, lifestyle changes, and control of elevated blood sugars that led to progression of NPDR in the first place. On the other hand, PDR has historically been treated with laser therapy but more recently, use of anti-VEGF therapies has emerged as a complementary first-line treatment for PDR. In the Protocol S trial by the Diabetic Retinopathy Clinical Research Network, Lucentis was found to be noninferior to laser therapy in patients with PDR. Moreover, in 2018, from Regeneron’s PANORAMA trial, EYLEA® reversed disease progression in patients with moderately severe to severe NPDR.
Diabetic Macular Edema (APX3330)
Diabetic Macular Edema Overview
Diabetic Macular Edema (DME) is a complication of DR where the macula swells with fluid leaked from the damaged blood vessels as a result of worsening diabetic retinopathy. It is one of the most common reasons for blindness in diabetics, affecting approximately 750,000 patients. DME may cause blurriness in the center of vision, the appearance of straight lines as wavy, colors that look dull or washed out, or blind spots. The pathogenesis of DME involves vascular leakage, retinal ischemia, and release of vasoproliferative growth factors and inflammatory mediators.
In DME, corticosteroids and anti-VEGF agents are used to treat vascular leakage, inflammation and hypoxia/angiogenesis. In patients whose disease has progressed to DR with DME, anti-VEGF agents are first line therapy followed by corticosteroids. Lucentis was approved for treatment of DME with a dosing regimen of a 0.3 mg injection approximately every four weeks. Similarly, EYLEA® was approved with a dosing regimen of a 2.0 mg injection approximately every four weeks.
Limitations of Existing Treatments for DR and DME
In DR (especially NPDR), despite the approvals of anti-VEGF therapeutics in recent years, the use of injectables is not adopted in practice as preferred treatment as the disease is asymptomatic and patients are reluctant to undergo injections or laser therapy.
In DME and late stage DR, intravitreal VEGF inhibitors are approved globally, however these therapies rarely provide a complete solution to the underlying vascular problem associated with DR and DME. Although these therapeutic agents have been successful for some patients, significant proportions of patients are resistant and refractory. Moreover, serious side effects including hemorrhage and intraocular infections are possible with intravitreal injections. Both Lucentis and EYLEA are also associated with increased risks of blood clots in the arteries. In addition, intravitreal injections require frequent visits to the ophthalmologist, usually on the order of every 4 weeks with a few anti-VEGF therapies in development that are working on increasing the time between injections (8 – 12 weeks).

APX3330 Opportunity in DR and DME
Anti-VEGF therapies block the activity of VEGF, but in chronic diseases such as DR and DME, an agent that prevents the production of VEGF poses a large opportunity to improve patient outcomes. Moreover, recent reports in scientific literature demonstrate that diabetic eye disease has an inflammatory component, unrelated to VEGF’s actions. Because inflammation and hypoxic signaling (VEGF production) play crucial roles in both vascular leakage and neovascularization of DR and DME, treatments that impinge upon both pro-inflammatory and hypoxic signaling offer a promising therapeutic strategy. APX3330’s target of Ref-1 may leverage this dual mechanism to reduce the production and hence the quantity of VEGF and prevent inflammatory damage. This potentially allows for improved response to treatment and may extend the duration between invasive treatments for late stage retinal diseases (DME, wAMD). Moreover, as a potential first-in-class, orally administered product candidate twice a day, it has the potential to be a more convenient option at an earlier stage of disease especially for DR than intravitreal anti-VEGF injections, which are burdensome to patients and have a significant side effect profile including cataract formation, increased intraocular pressure, intraocular infections, and retinal detachments. In clinical trials, APX3330 has been demonstrated to be tolerable with no serious adverse effects (SAEs) and no significant acute neurologic, cardiovascular, liver or pulmonary events.
Other Indications: wAMD (APX3330)
Age-Related Macular Degeneration (“AMD”) is a common eye condition affecting 11 million individuals in the U.S. and 170 million globally, mostly over the age of 55 years. It is a progressive disease affecting the central portion of the retina, known as the macula, which is the region of the eye responsible for sharpness, central vision and color perception. wAMD is an advanced form of AMD characterized by neovascularization and fluid leakage under the retina. It is the leading cause of severe vision loss in patients over the age of 50 in the United States and EU. While wAMD represents only 10% of the number of cases of AMD overall, it is responsible for 90% of AMD-related severe vision loss. Untreated or undertreated wAMD results in further blood vessel leakage, fluid in the macula, and ultimately scar tissue formation, which can lead to permanent vision loss, or even blindness, as a result of the scarring and retinal deformation that occur during periods of non-treatment or undertreatment. Similar to severe DR and DME, current therapy for wAMD consists of intravitreal injections, mainly of Lucentis and EYLEA. The limitations of these therapies are described in the section above titled, “Limitations of Existing Treatment for DR and DME”. Based on APX3330 targeting Ref-1 and reduction of VEGF production, it has potential use in wAMD. Further, to enter the wAMD injectable market, Ocuphire is considering the utility of an intravitreal formulation of APX2009, a second generation product candidate analog of APX3330. APX2009 data suggest improved efficacy against the Ref-1 target compared to APX3330 (as published in the Journal of Pharmacology and Experimental Therapeutics).
Ocuphire’s Product Candidates
Nyxol
Ocuphire’s lead product candidate, Nyxol, is a once-daily, eye drop formulation of phentolamine mesylate designed to reduce pupil diameter and improve visual acuity. The active pharmaceutical ingredient of Nyxol, phentolamine mesylate, is a non-selective alpha-1 and alpha-2 adrenergic antagonist that inhibits activation of the smooth muscle of the iris, reducing pupil diameter. Nyxol shares many of the attributes of existing ophthalmic eyedrops, including a convenient route of administration and cost-effective manufacturing process, with the potential advantage of once-daily dosing (FIGURE 1).
In multiple Phase 2 trials, 1% Nyxol was selected as the experimental dose given that in early Phase 2 trials, 1% Nyxol was shown to reduce pupil size, improve near and distance visual acuity in light and dark conditions, and improve low contrast visual acuity. Ocuphire is pursuing multiple indications for 1% Nyxol, including NVD, RM, and presbyopia. For treatment of presbyopia and subsequent improvement in visual acuity, Ocuphire plans to evaluate the efficacy of a kit combination consisting of 1% Nyxol and low-dose pilocarpine eye drops.
Ocuphire plans to initiate three late-stage clinical trials for Nyxol, starting in the fourth quarter of 2020 for the Phase 3 NVD trial and the Phase 3 trial for RM, then in the first quarter of 2021 a Phase 2 trial evaluating the combination of 1% Nyxol and low dose pilocarpine for presbyopia. Ocuphire expects top-line results from the Nyxol trials to read out beginning in the first quarter of 2021 and continuing through the end of the third quarter of 2021.

FIGURE 1. Nyxol Product Candidate Profile

Mechanism of Action
Phentolamine is a nonselective alpha-1 & alpha-2 adrenergic antagonist. Dilation of the pupil is controlled by the radial iris dilator muscles surrounding the pupil which are activated by the alpha-1 receptors of the adrenergic nervous system. Alpha-1 antagonists bind to the receptors to inhibit the pupillary response and reduce dilation (FIGURE 2). Phentolamine mesylate is the active ingredient in two injectable FDA-approved drugs, REGITINE and OraVerse, as described above.
Regarding NVD, it is proposed that a moderate miotic effect by application of Phentolamine Mesylate Ophthalmic Solution (Nyxol) might mitigate night vision complaints. A large portion of NVDs are caused by imperfections or aberrations present on the periphery of the cornea. Therefore, the effects can be reduced or eliminated by reducing the pupil size to a smaller diameter where the smaller pupil blocks unfocused, aberrant rays of light. For RM, pharmacologically induced mydriasis is achieved either by stimulating the iris dilator muscle with the use of alpha agonists (e.g., phenylephrine), or by blocking the iris sphincter muscle with the use of muscarinic antagonists (e.g., tropicamide). Nyxol, either by directly antagonizing the alpha-1 agonist or by indirectly antagonizing the pupil dilation effect of muscarinic blocking, may expedite the reversal of mydriasis prior to natural reversal. Lastly, for presbyopic patients, to overcome the lens’ inability to change shape (accommodation) and focus light from near objects, pupil diameter reduction to a small size will allow light to come in the eye only in a near straight direction and increase the depth of focus (the “pinhole effect”). Ocuphire believes that it is possible to reach a target 1.6 mm – 2.0 mm “pinhole” pupil diameter by relaxing the dilator iris muscle with Nyxol and contracting the iris sphincter muscle with a muscarinic agonist such as a low dose pilocarpine. This could result in an optimal depth of focus and near vision clarity without the assistance of lenticular accommodation.
FIGURE 2. Nyxol’s Proposed Mechanism of Action

Nyxol Clinical Experience Summary
Nyxol has been assessed in seven investigator-initiated and sponsored Phase 1 and Phase 2 clinical trials. Across all trials, 168 of 232 adult patients were exposed to at least one dose of phentolamine mesylate ophthalmic solution. All Phase 2 trials have been accepted for poster or oral presentation at the annual American Academy of Ophthalmology (AAO), Association for Research in Vision and Ophthalmology (ARVO), or American Society of Cataract and Refractive Surgery (ASCRS) meetings.
Ocuphire believes that results from Nyxol’s Phase 1 and Phase 2 trials supports its current development plan focused on NVD, RM, and presbyopia patients. Specifically, patients treated with Nyxol were observed to have statistically significant decreases in pupil diameter and improved visual acuity. Results from the trials are summarized below:
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In a double-masked, randomized, single dose, 3-arm controlled, parallel design Phase 1 trial (OP-NYX-001, IND 67-288), 45 healthy volunteers were administered a single dose of 0.2% Nyxol with or without tetrahydrozoline or tetrahydrozoline alone. Both Nyxol-treated groups showed a statistically significant reduction in pupil diameter (PD) compared to tetrahydrozoline alone.

•
In a 12-day, double-masked, randomized, placebo-controlled, single-dose, incomplete block, 3-period crossover, dose escalation Phase 1 trial in 16 healthy volunteers (OP-NYX-002, IND 67-288), there was a dose-related response in improvement in LCVA relative to placebo.

•
In a 2-week, double-masked, randomized, placebo-controlled, single-dose, incomplete block 3-period crossover, dose escalation Phase 1/2 trial in 16 patients with NVD (OP-NYX-004, IND 73-987), Nyxol was well-tolerated with no severe adverse events (SAEs).

•
In a 1-day, double-masked, randomized, placebo-controlled, single-dose Phase 2 trial in 24 patients with severe NVD (OP-NYX-SNV, IND 70-736), patients treated with Nyxol exhibited greater reductions in pupil diameter and greater improvements in low contrast visual acuity compared to those on placebo.

•
In a 15-day, double-masked, randomized, placebo-controlled, multiple-dose, 3-arm (0, 0.5%, and 1% Nyxol) Phase 2 trial in 60 patients with severe NVD (OP-NYX-01a2, IND 70499), improvements in contrast sensitivity frequencies and VA, as well as reductions in intraocular pressure (IOP) and pupil diameter, were observed.

•
In a 14-day, double-masked, randomized, placebo-controlled, multiple-dose, multi-center Phase 2b trial in 39 patients with elevated intraocular pressure (ORION-1, IND 070499), patients treated with 1% Nyxol showed statistically significant reduction in PD and improvement in near visual acuity relative to placebo, with evening bedtime daily dosing regimen.

•
In a double-masked, randomized, placebo-controlled, crossover, single-dose, multi-center Phase 2b trial with 32 healthy patients (MIRA-1, IND 070499) to study reversal of pharmacologically induced mydriasis, healthy patients treated with 1% Nyxol had statistically significantly greater reductions in PD at multiple time points compared to placebo, and more patients in the study group returned to baseline PD at 2 hours compared to the placebo group.

A summary of Ocuphire’s completed clinical trials is shown below (TABLE 2). Note that Nyxol in its current proprietary formulation of phentolamine mesylate ophthalmic solution was first introduced in the NYX-01a2 trial, and prior to that, a formulation of phentolamine mesylate in artificial tears solution was used.

TABLE 2. Summary of Clinical Trials with Nyxol
Trial Name (IND Number)	Patient / Indication	Phase	Trial Objectives	Doses	Number of Patients^	Dosing	Key Endpoints
NYX-001 (67-288)	Healthy Volunteers	1	Double-masked, randomized, single dose, 3-arm controlled, parallel trial to determine the efficacy and safety of phentolamine mesylate	0.2%	Nyxol*=15, Visine=15, Visine + Nyxol*=15 Total = 45	Single-dose	Safety and Efficacy (PD)
NYX-002 (67-288)	Healthy Volunteers	1	Double-masked, randomized, placebo-controlled, single-dose, incomplete block, 3-period crossover, dose escalation trial evaluating the tolerability and efficacy of phentolamine mesylate	0.2%, 0.4%, 0.8%	Nyxol*=16 Placebo=12 Total = 16	Single-dose	Safety and Efficacy (PD, VA)
OP-NYX-004 (73-987)	Night Vision Disturbances Patients	1 / 2	Double-masked, randomized, placebo-controlled, single-dose, incomplete block 3-period crossover, dose escalation trial to determine the efficacy and safety of phentolamine mesylate	0.2%, 0.4%, 0.8%	Nyxol*=16 Placebo=12 Total = 16	Single-dose	Safety and Efficacy
OP-NYX-SNV (70-736)	Severe Night Vision Disturbances Patients	2	Double-masked, randomized, placebo-controlled, single-dose trial to assess the efficacy and safety of phentolamine mesylate ophthalmic solution	1.0%	Nyxol*=16, Placebo=8 Total = 24	Single-dose	Safety and Efficacy (PD, LCVA, CS, WA)
OP-NYX-01a2 (70-499)	Severe Night Vision Disturbances Patients	2	Double-masked, randomized, placebo-controlled, single-dose, 3-arm trial to assess the efficacy and safety of Nyxol	0.5%, 1.0%	Nyxol=40 Placebo=20 Total = 60	Multiple doses (15-28 days)	Safety and Efficacy (PD, LCVA, CS)
OPI-NYXG-201 (ORION-1) (70-499)	Glaucoma and Ocular Hypertension, Elderly Patients	2b	Double-masked, randomized, placebo-controlled, multiple-dose, multi-center trial to assess the efficacy and safety of Nyxol	1.0%	Nyxol=19 Placebo=20 Total = 39	Multiple doses (14 days)	Safety and Efficacy (IOP, PD, near VA, VA)
OPI- NYXRM-201 (MIRA-1) (70-499)	Healthy Patients/ Reversal of Mydriasis	2b	Double-masked, randomized, placebo-controlled, crossover, single-dose, multi-center trial to assess the efficacy and safety of Nyxol in reducing pharmacologically induced mydriasis	1.0%	Nyxol=31 Placebo=32 Total = 32	Single-dose	Safety and Efficacy (PD, Accommodation, VA)
Nyxol = phentolamine mesylate in proprietary formulation, Nyxol* = phentolamine mesylate in commercial artificial tears solution. ^ Total patient numbers will not equal to the sum of the subgroups in crossover studies (NYX-002, NYX-004, and NYXRM-201)

Given the importance of Nyxol’s consistent ability to decrease pupil diameter at the selected dose of 1% by approximately 20% (~1 – 1.5 mm) in both mesopic and photopic conditions, key pupil diameter data are summarized below (TABLE 3).
TABLE 3. Efficacy of 1% Nyxol in Reducing Pupil Diameter in Mesopic Conditions in Phase 2 Trials
Study	Group	Mesopic Conditions
		Pre-Treatment (Baseline) Pupil Diameter	Post- Treatment Pupil Diameter	Change (%)	p-value compared to baseline	p-value compared to placebo
NYX-SNV	Placebo (N = 16)	6.6mm	6.4mm	-0.2mm (-3%)	p = 0.08	p < 0.0001
	1% Nyxol (N = 32)	6.5mm	5.2mm	-1.3mm (-20%)	p < 0.0001
NYX-01a2	Placebo (N = 38)	6.25mm	6.31mm	0.07mm (+1%)	p = 0.6	p < 0.0001
	1% Nyxol (N = 40)	6.17mm	5.31mm	-0.86mm (-14%)	p < 0.0001
NYXG-201	Placebo (N = 20)	4.57mm	4.52mm	-0.05mm (-1%)	p = 0.6178	p < 0.0001
	1% Nyxol (N = 19)	4.69mm	3.70mm	-1.00mm (-21%)	p < 0.0001
Nyxol was observed to be well-tolerated at single doses up to and including 1.0% daily in each eye. This includes 59 patients who received multiple doses of up to 1% Nyxol for at least 14 days. Safety of the patients in these trials was evaluated by AE monitoring, physical examinations, and vital sign assessments. Across all trials, no healthy volunteers or patients reported a treatment-emergent SAE. No deaths occurred in any of the trials. No clinically meaningful changes were observed in physical examinations or vital signs, including blood pressure and heart rate. AEs reported were mild to moderate in intensity with the most common being transient conjunctival hyperemia and ocular irritation; however, Nyxol dosing at or near bedtime was observed to mitigate or minimize these side effects during the daytime.
Based on the results of these trials, Ocuphire believes Nyxol has the potential to have a differentiated profile as a convenient, well-tolerated first-line or adjunct therapy.
Nyxol Phase 2 Clinical Trials
Nyxol Phase 2b Trial in Elderly Patients with Elevated Intraocular Pressure (ORION-1)
ORION-1 (NYXG-201) was a double-masked, randomized, placebo-controlled, multi-center trial of 1% Nyxol compared with placebo ophthalmic solution for 14 days in patients with open angle glaucoma or ocular hypertension. After screening was performed based on inclusion and exclusion criteria, a total of 39 elderly patients (median age of 63) were randomized into the trial (Nyxol arm, n = 19; placebo arm, n = 20). These patients were either treatment-naïve or were previously taking intraocular pressure (IOP)-lowering medication and were washed out for 30 days prior to dosing. Patients took their study medication (Nyxol or placebo) in both eyes between 8PM to 10PM every evening for 14 days. Assessments were made on Day 1, Day 8, Day 15, and Day 16. The primary efficacy endpoint was change in mean diurnal IOP at Day 15 from baseline. Mean diurnal IOP is the mean of the IOP measurements at three timepoints (8AM, 10AM, 4PM). Secondary efficacy endpoints included change in pupil diameter (PD), change in distance-corrected near visual acuity (DCNVA), and change in best-corrected distance visual acuity (BCDVA), as well as additional IOP analyses. Safety assessments included measurements of conjunctival redness (using the Cornea and Contact Lens Research Unit (CCLRU) grading 4-point scale (0-3)), adverse events (AE), heart rate (HR), blood pressure (BP), concomitant medications, and pregnancy. Highlights of this trial were presented at the 2020 annual meeting of the Association for Research in Vision and Ophthalmology (ARVO) by Dr. Jay Pepose via video recording.
Efficacy
FDA’s evidentiary standards for drug approval for an IOP-lowering indication require the proposed drug product to demonstrate a statistically significant reduction of diurnal IOP compared to control. In the ORION-1 trial, the primary endpoint for change in diurnal IOP was not met with statistical significance . Rather, key prespecified secondary endpoints for other indications such as NVD and Presbyopia were successfully met with evening daily dosing of 1% Nyxol eye drops, including PD reduction and visual acuity performance. Based on the May 2020 FDA End of Phase 2 (“EOP2”) meeting, the primary endpoints to meet the evidentiary standards for the FDA for the first Phase 3 NVD registration trial and Phase 2 Presbyopia trial are described in the “Planned Nyxol Trials” section.

IOP
The primary endpoint of mean change in diurnal IOP from baseline in the study eye at Day 15 was not statistically significant between the Nyxol and placebo arms (-2.30 mmHg vs 2.18 mmHg, respectively, p=0.894). In a post-hoc analysis of all eyes of patients where either eye met the baseline IOP category of < 24 mmHg, the mean change in diurnal IOP from baseline at Day 8 was -2.46 mmHg in the Nyxol arm and 0.90 mmHg in the placebo arm, which was a statistically significant difference favoring the Nyxol arm (p=0.0489); the sample size in this analysis was n=9 in the Nyxol arm and n=8 in the placebo arm. This post-hoc analysis informs future trials targeted to patients with uncontrolled and lower IOP even with treatment or normotensive glaucoma patients. Ocuphire is considering working with a development partner to evaluate Nyxol as a second-line add-on to standard of care therapy in lowering IOP for patients with baseline IOP from 16 to 24 mmHg.
Pupil Diameter
Statistically significant mean ~20% (~1 mm) PD reduction from baseline in the Nyxol arm as compared to the placebo arm was observed at all timepoints tested for study eye in both photopic and mesopic conditions that was sustained over 24 hours with bedtime daily dosing (p≤0.0003), as measured for a prespecified secondary endpoint. Under photopic conditions, change from baseline was statistically significant favoring the Nyxol arm vs placebo at every time point, for example on Day 15 (-0.77 mm vs -0.01 mm, p<0.0001) (FIGURE 3). Similarly, under mesopic conditions, change from baseline was statistically significant favoring the Nyxol arm vs placebo at every time point, for example at Day 15 (-1.00mm vs -0.05 mm, p<0.0001) (TABLE 3). Further, on Day 15, a statistically significant number of patients favoring the Nyxol arm compared with the placebo arm achieved ≥ 10%, ≥ 15%, ≥ 20%, and ≥ 30% reduction from baseline in study eye under both mesopic and photopic conditions, including one-third of patients in the Nyxol arm (vs none in the placebo arm) who achieved ≥ 30% PD reduction (FIGURE 4).
FIGURE 3. Pupil Diameter Change from Baseline by Visit in Photopic (Left) and Mesopic (Right) Conditions(ORION-1)

FIGURE 4. Percent of Subjects Achieving Percent Reductions from Baseline in Pupil Diameter in the Study Eye Under Photopic (Left) and Mesopic (Right) Conditions at Day 15 (ORION-1)

Distance-Corrected Near Visual Acuity
Visual acuity was measured using logMAR (Logarithm of the Minimum Angle of Resolution), a numerical method where 1 line on a standard visual chart = 0.1 logMAR and 1 letter = 0.02. A statistically significant percent of patients favoring the Nyxol arm compared with the placebo arm in the study eye under photopic and mesopic conditions achieved ≥ 1 line DCNVA improvement at one or more timepoints (photopic Day 15: 63% vs 20%, p=0.026; mesopic Day 15: 58% vs 15%, p=0.014), as measured for a prespecified secondary endpoint (FIGURE 5). In a post-hoc analysis of all eyes under mesopic and photopic conditions that were categorized as having severe presbyopia with DCNVA ≥ 0.3 logMAR at baseline, a statistically significant percent of patients favoring the Nyxol arm compared with the placebo arm achieved ≥ 2 lines DCNVA improvement under photopic conditions in the best eye at Day 16 (72.7% vs 15.4%; p=0.0049). In the study eye under photopic and mesopic conditions, a statistically significant difference in least-squares (LS) mean DCNVA improvement favoring the Nyxol arm vs. placebo of approximately 1 line (-0.1 LogMAR) was also observed at all timepoints (i.e. Day 15 photopic: -0.09 logMAR, p=0.015; and Day 15 mesopic: -0.10 logMAR, p= 0.0016).
These secondary and post-hoc analyses inform future trials for Presbyopia, for which the approvable evidentiary FDA primary endpoint is percent of subjects with ≥3 lines of improvement in binocular distance-corrected near visual acuity without loss in distance vision. Ocuphire anticipates that the addition of low dose pilocarpine to 1% Nyxol in a kit may increase depth of field by further constricting pupil size to 1.6 – 2mm to achieve a “pinhole” effect, resulting in 3 lines near vision improvement as consistently demonstrated by others pharmacological and device approaches creating the ‘pinhole’ effect.

FIGURE 5. Percent of Subjects Achieving Lines of Improvement from Baseline in Distance-Corrected Near Visual Acuity in the Study Eye Under Photopic (Left) and Mesopic (Right) Conditions at Day 15 (ORION-1)

Best-Corrected Distance Visual Acuity
In all eyes under photopic conditions, a statistically significant percent of patients favoring the Nyxol arm compared with the placebo arm achieved ≥ 1 line improvement in BCDVA from baseline in the best eye compared with the placebo arm at Day 8 (63.2% vs 35.0%; p = 0.0310).
Safety
Nyxol 1% was well tolerated and there were no major ocular or systemic safety issues. An evening dose regimen minimized eye redness during the daytime while benefiting near visual acuity in an elderly population. The incidence of Treatment Emergent Adverse Events (TEAEs was higher in the Nyxol arm compared with the placebo arm (31.6% vs 5.0%) but all TEAEs were mild in severity, with no serious TEAEs or TEAEs leading to withdrawal or study medication discontinuation (TABLE 4). Most TEAEs were considered related to study medication. Although conjunctival redness scores increased in the Nyxol arm at Day 8, Day 15, and Day 16, the scores in the Nyxol arm at any post-baseline timepoint did not demonstrate a statistically significant difference from scores in the placebo arm. Mean systolic and diastolic BPs and HRs were relatively unchanged and remained within normal range throughout the duration of the trial and were similar between arms. Neither biomicroscopic nor ophthalmoscopic examination showed any clinically significant abnormalities at Screening or at Day 15. There was no worsening of distance visual acuity, near visual acuity, or IOP.
TABLE 4. Treatment-Emergent Adverse Events by System Organ Class and Preferred Term (Safety Population) (ORION-1)
System Organ Class Preferred Term	Nyxol (n=19) n (%)	Placebo (n=20) n (%)
Total number of TEAEs, n[1]	16	2
Eye disorders	3 (15.8)	1 (5.0)
Conjunctival hyperemia	3 (15.8)	1 (5.0)
Eye pruritus	1 (5.3)	0
Vision blurred	0	0
Conjunctival hemorrhage	0	0
Corneal deposits	0	0
Erythema of eyelid	0	0
Eye irritation	0	0
Eyelid edema	0	0

System Organ Class Preferred Term	Nyxol (n=19) n (%)	Placebo (n=20) n (%)
Lacrimation increased	0	0
Eye pain	0	0
Visual acuity reduced	0	0
Conjunctival edema	0	0
Foreign body sensation in eyes	0	0
Punctate keratitis	0	0
General disorders and administration site conditions	3 (15.8)	0
Instillation site burn	2 (10.5)	0
Instillation site pain	1 (5.3)	0
Infections and infestations	1 (5.3)	0
Prostate infection	1 (5.3)	0
Upper respiratory tract infection	1 (5.3)	0
Nervous system disorders	0	0
Headache	0	0
Skin and subcutaneous tissue disorders	0	0
Injury, poisoning and procedural complication	0	0
Respiratory, thoracic, and mediastinal disorders	0	0
Cardiac disorders	0	0
Vascular disorders	0	0
AE, adverse event; TEAE, treatment-emergent adverse event.
NOTE: A subject reporting more than 1 TEAE preferred term was only counted once within the system organ class and once within the preferred term.
In counting the number of AEs reported, an AE was defined as an event with a unique subject identification number, system organ class, preferred term, and site. Bilateral ocular events were counted twice (i.e., once for each eye).
Nyxol Phase 2b Trial in Healthy Patients to Reverse Pharmacologically Induced Mydriasis (MIRA-1)
MIRA-1 (NYXRM-201) was a double-masked, randomized, placebo-controlled, multicenter, cross-over trial of Nyxol compared with vehicle (placebo) ophthalmic solution in normal healthy patients. Thirty-two patients (median age of 27) were randomized in a 1:1 ratio to 1 of 2 treatment sequences (placebo at Visit 1 followed by 1% Nyxol at Visit 2 or 1% Nyxol at Visit 1 followed by placebo at Visit 2). Patients received the same mydriatic agent (either 2.5% phenylephrine or 1% tropicamide) in both Visit 1 and a week later at Visit 2, in both eyes. The study medication was administered 1 hour later (Time 0 minutes), and measurements were taken at 0 minutes, 30 minutes, 1 hour, 2 hours, 4 hours, and 6 hours. The primary efficacy endpoint for this reversal of RM trial was a change in mean pupil diameter (PD) at 2 hours post-treatment. Ophthalmic secondary efficacy endpoints included percent of subjects returning to baseline pupil diameter, assessments included pupil diameter (PD), percent of subjects with unchanged accommodation, change in best-corrected distant visual acuity (BCDVA), and change in distance-corrected near visual acuity (DCNVA), and accommodation. Efficacy endpoints were analyzed by mydriatic agent at various timepoints. Safety assessments included heart rate (HR), blood pressure (BP), and conjunctival redness. One week later, patients returned for Visit 2 and were crossed over. 31 out of 32 healthy patients completed the study. Highlights of this trial were presented at the 2020 annual meeting of the Association for Research in Vision and Ophthalmology (ARVO) by Dr. Paul Karpecki via video submission.
Efficacy
The primary efficacy endpoint for this trial, the change in mean pupil diameter at 2 hours post-treatment, was met with a statistically significant result. In addition, key prespecified secondary endpoints with Nyxol to treat mydriasis were successfully met, including percent of subjects returning to within 0.5 mm of baseline PD and percent of subjects returning to baseline accommodation. Based on the May 2020 FDA EOP2 meeting, the

FDA clarified that to demonstrate efficacy for the RM indication, the agency expects a statistically significant difference in the number of patients who have a PD that returns to within 0.2 millimeters of baseline (vs. 0.5 mm). The FDA indicated that a 90 minute primary endpoint may be acceptable, and 60 minutes should also be evaluated. The proposed trial design for the first Phase 3 RM registration trial is described in the “Planned Nyxol Trials” section.
Pupil Diameter
Nyxol treatment demonstrated a statistically significant ability to expedite reversal of mydriasis in the study eye as measured by mean change in PD from baseline at 2 hours, compared with placebo treatment (-1.69 mm vs -0.69 mm , p<0.0001) (FIGURE 6). A statistically significant difference favoring Nyxol treatment was also observed at all time points tested from 1 hour through 6 hours in the study eye and non-study eye. These statistically significant differences were maintained when analyzed separately by the mydriatic agents, 2.5% phenylephrine and 1% tropicamide.
FIGURE 6. Least-Squares Mean ± SE of Pupil Diameter in the Study Eye by Timepoint Overall (Left) and by Mydriatic Agent 2.5% Phenylephrine or 1% Tropicamide (Right) (MIRA-1)

In a post-hoc analysis of the agreed Phase 3 endpoint of a PD threshold of ≤ 0.2 mm above baseline, a statistically significant percent of patients favoring the Nyxol treatment compared with the placebo treatment had study eyes that showed reversal of mydriasis at 2 hours (29% vs. 13%, p=0.0262) and 4 hours (68% vs. 23%, p=0<0.0001), with a trend towards significance at 1 hour (16% vs. 7%, p=0.1094) (FIGURE 7). The purpose of this post-hoc analysis was to confirm the FDA approvable endpoint for the timepoints measured in MIRA-1, which helped inform the Phase 3 trial design for the RM indication.
FIGURE 7. Percent of Subjects Achieving Study Eye Pupil Diameter No More Than 0.2 mm Above Baseline by Timepoint Across Mydriatic Agents (MIRA-1)

In a post-hoc analysis to supplement Ocuphire’s commercial strategy, a statistically significant time savings of 2 hours was observed for patients to achieve reversal of mydriasis with Nyxol treatment vs. placebo treatment using a PD threshold of ≤ 0 mm above baseline (p < 0.001). The placebo outcomes demonstrate that natural reversal of mydriasis takes longer with tropicamide than with phenylephrine. Nyxol was effective at inducing reversal of mydriasis with both mydriatic agents.
Visual Accommodation
In this trial, a statistically significant worsening in accommodation within groups from baseline (-1 hour) to 0 minutes (max PD timepoint) was observed only in patients who were treated with tropicamide. This outcome is expected as tropicamide is a muscarinic antagonist that elicits cycloplegia, or paralysis of the ciliary muscle of the eye, resulting in a loss of accommodation. When patients treated with tropicamide were analyzed, a statistically significant percent of patients favoring the Nyxol treatment compared with the placebo treatment had unchanged accommodation from baseline in both eyes at 2 hours (63% vs 28%, p=.0084) (FIGURE 8). Unchanged accommodation from baseline (-1 hour) is defined as a change from baseline value ≥ -1 diopters, a measure of the eye’s ability to adjust incoming light and sharply focus it on the retina.
FIGURE 8. Percent of Patients with Unchanged Accommodation from Baseline in Both Eyes Receiving 1% Tropicamide by Timepoint (MIRA-1)

Safety
When treated with Nyxol, 36% of patients experienced eye disorder TEAEs (all mild cases of conjunctival hyperemia), with no serious TEAEs or TEAEs leading to withdrawal or study medication discontinuation. No other TEAEs were observed with Nyxol treatment. Nyxol was associated with mild-to-moderate conjunctival hyperemia in the majority of eyes. This hyperemia peaked at 30 minutes and declined steadily thereafter from 4 to 6 hours. It should be noted that no patients requested to use LUMIFY (brimonidine) at 2 hours to reduce any signs or symptoms of redness. The majority of patients did not report ocular discomfort at the time of instillation of either Nyxol or placebo. Any discomfort that occurred was mild in intensity. There was no clinically meaningful change in IOP from baseline between eyes treated with Nyxol and eyes treated with placebo. No patients with either Nyxol treatment or placebo treatment had a ≥ 3-line worsening in BCDVA or DCNVA at any time point in either eye.
Nyxol Phase 2 Trial in Patients with Severe NVD – NYX-SNV
NYX-SNV was a double-masked, randomized, placebo-controlled, single-dose trial assessing the tolerability and effect of a single topical drop of 1.0% solution of phentolamine mesylate in Tears Naturale II in each eye or Tears Naturale II (placebo) on pupil diameter (PD), contrast sensitivity (CS), visual acuity (VA), and wavefront aberrometry (WA). A total of 24 patients (median age of 39) with severe night vision complains were randomly assigned 2:1 to treatment groups (active treatment, n = 16; placebo control, n = 8). Patients had to demonstrate at least a 2-line improvement in LCVA in dim light during illumination of the contralateral eye at screening. Each group was treated with one drop of test article in each eye. The primary endpoint was a statistically significant improvement in the mean change in monocular contrast sensitivity scores under mesopic conditions at each of five spatial frequencies. Key secondary endpoints included measurements of LCVA under mesopic and photopic conditions, change in PD, and percent of subjects with an improvement in CS (at multiple frequencies), and which were recorded at baseline (prior to treatment administration) and approximately 2 hours after administration. Safety assessments included measurements of patient heart rate (HR), blood pressure (BP), intraocular pressure (IOP), and eye redness. Highlights of this trial were presented at the American Academy of Ophthalmology (McDonald et al., 2010) and the American Society of Cataract and Refractive Surgery (McDonald et al., 2011).
Efficacy
The original exploratory primary endpoint for NVD was the mean change in contrast sensitivity under mesopic conditions at each of five spatial frequencies (continuous analysis). This endpoint was not met, although mean change was statistically significant at three out of five CS frequencies. Statistically significant changes were also found in key secondary endpoints including LCVA (mesopic and photopic), change in PD, reduction in aberration errors (errors that affect light transmission in specific pupil diameter sizes), and percent of subjects with an improvement in CS in three out of five frequencies. In a subsequent 2012 Type C meeting, a categorical analysis of percent of subjects with 50% improvement at three contiguous CS frequencies (e.g., 6 cpd, 12 cpd, 18 cpd) at two timepoints was under consideration as a potential primary endpoint for NVD. However, in the May 2020 FDA EOP2 meeting, the FDA acknowledged Ocuphire’s plan for a more standardized primary endpoint, LCVA, at a single timepoint of either 7 or 14 days.
Key secondary endpoints with 1% Nyxol demonstrated statistically significant reductions in PD and improvement in LCVA in photopic and mesopic lighting conditions, as well as individual CS frequency improvements. Treatment with 1% Nyxol further exhibited a statistically significant reduction in aberration errors (errors that affect light transmission in specific pupil diameter sizes). The proposed trial design for the first Phase 3 NVD registration trial is described in the “Planned Nyxol Trials” section. The results for this trial are shown in order of relevance for the planned NVD Phase 3 endpoints.
Low Contrast and High Contrast (Distance) Visual Acuity
For NVD, the planned FDA primary endpoint is percent of subjects with 3 lines of improvement in mesopic low contrast best-corrected distance visual acuity at a single timepoint. In this trial, even with small sample size, there was a positive trend of 3-line (15-letter or greater) improvement in mesopic low contrast distance visual acuity (MLCVA) (19% Nyxol versus 0% for placebo, p = 0.16) and photopic low contrast distance visual acuity (PLCVA) (19% Nyxol versus 0% for placebo, p = 0.16). Additionally, greater fractions of Nyxol-treated eyes registered a 1-line (5-letter or greater) improvement in MLCVA (69% versus 31% for placebo, p = 0.029) and PLCVA (63% versus 13% for placebo, p = 0.017), as well as a 2-line (10-letter or greater) improvement in MLCVA (34% versus 6% for placebo, p < 0.03) and PLCVA (28% versus 0% for placebo, p < 0.02); (FIGURE 9).
Other distance VA measurements were made including mesopic distance high contrast visual acuity (MDHCVA) and photopic distance high contrast visual acuity (PDHCVA). Greater fractions of Nyxol-treated eyes registered a 2-line (10-letter or greater) statistically significant improvement in MDHCVA (25% versus 0% for placebo, p < 0.03), with a notable but not statistically significant trend in PDHCVA (19% versus 0% for placebo, p = NS). Differences in mean change in VA between treatments were also seen. There were statistically significant improvements with 1% Nyxol from pre- treatment across all mean VA measurements (p < 0.0001). Further, mean MLCVA showed statistically significant improvement for both treatment groups 2−3 hours post treatment, with the mean magnitude of improvement for phentolamine mesylate patients being over twice that of placebo patients (8.0 versus 3.1 letters, respectively; p = 0.035).

FIGURE 9. Percent of Eyes with 1, 2, and 3 or More Lines of Improvement in Mesopic Low Contrast Visual Acuity (left) and Photopic Low Contrast Visual Acuity (right) (NYX-SNV)

Pupil Diameter
Mean PD decreased at a statistically significant amount of an average of 1.3 mm (p < 0.0001), or ~20%, for phentolamine mesylate treated patients, whereas mean PD of placebo patients did not significantly change between pre-treatment and post-treatment. The difference in mean change between treatment groups was also statistically significant (1.1 mm, p < 0.0001) (TABLE 3). In a post-hoc analysis that helped inform the Phase 3 trial design, there was an average of ~1.5 mm pupil diameter reduction in patients with baselines above 6mm, compared to ~1 mm reduction in patients with baselines below 6 mm. Measurements were taken 2−3 hours after dosing.
Wavefront Aberrations (WA)
Total wavefront RMS (root-mean square) error is the summation of all aberrations measured with a wavefront device (VISX-CustomVue Aberrometer), delineated in µm (microns), RMS error for short. Higher order RMS error is the summation of higher order aberrations including trefoil, coma, and spherical aberrations that because of their complex nature cannot be corrected with regular corrective lenses. Reduction in higher “errors” would be consistent with improvements in NVD vision. In a post-hoc analysis with the purposes to help inform future trials and commercial efforts, the difference in change between Nyxol and placebo treatment arms for both total RMS (0.42 µm, p=0.0004) and higher order RMS (0.17 μm, p<0.0001) were statistically significant, with Nyxol treated eyes showing improvement with a larger reduction in error (FIGURE 10).
FIGURE 10. Change in Total and Higher Order (HO) Wavefront Aberrations (NYX-SNV)

Contrast Sensitivity (CS) Frequencies
Contrast sensitivity refers to a measure of how much contrast (shade of gray over white background) a person requires to see a target. The number of light-dark cycles of the grating that subtend 1 deg visual angle is a measure of the spatial frequency of the grating, expressed in cycles per degree (cpd). The primary endpoint, change in contrast sensitivity under mesopic conditions at each of five spatial frequencies (continuous analysis), was not achieved. The difference in mean changes in contrast sensitivity was statistically significant in favor of phentolamine mesylate treated subjects at 6 cycles per degree (1.3 patches; p =0.0196), 12 cycles per degree (1.3 patches; p = 0.0155), and 18 cycles per degree (1.0 patches; p= 0.0392). On a prespecified endpoint of CS improvement, the incidence of eyes experiencing a two-patch (equivalent to 50% or .3 log improvement) or greater improvement in CS with glare was greater in the phentolamine mesylate treatment group vs. placebo at two out of five frequencies, 12 cpd (50.0% versus 12.5%, p < 0.010), and 18 cpd (31.3% versus 6.3%, p < 0.046).
Safety
No serious adverse events or other adverse events were reported during the trial. Overall, study treatment appeared to be well-tolerated. No meaningful differences in mean HR or mean systolic and diastolic BP between treatment groups were observed. Treatment with phentolamine mesylate caused a statistically significant elevation in mean change from baseline in eye redness between the 2 treatment groups (+38.6 mm versus +12.1 mm for placebo; p < 0.0004; 0 mm = no redness, 100 mm = maximal redness). The mean change in IOP of phentolamine mesylate treated eyes from screening to 2−3 hours post-treatment (-1.8 mmHg) was statistically significant (p < 0.0004).
Nyxol Phase 2 Trial in Patients with Severe NVD – NYX-01a2
NYX-01a2 was a 15-day, double-masked, randomized, placebo-controlled trial in patients with severe NVD. Following the 15-day double masked period (Study Period 1), all patients were given 6 additional doses of 1% Nyxol to be taken as needed, with a follow-up study visit on Day 32 (Study Period 2). Sixty people (median age of 35.5) with subjective complaints of severe NVD were randomized 1:1:1 into 3 groups of 20 patients who each received placebo (vehicle control), 0.5% Nyxol, or 1% Nyxol one drop in each eye, once daily. All treatments were administered to both eyes. Patients had to demonstrate a 0.3 log (50%) improvement from baseline in CS at any 2 of 5 spatial frequencies (1.5, 3, 6, 12, and 18 cycles per degree) in at least 1 eye during illumination of the contralateral eye, under mesopic room illumination with glare. This contrast sensitivity (CS) measurement of 50% improvement from baseline in any 2 of 5 frequencies was the primary endpoint. Key secondary endpoints included measurements of pupil diameter (PD), LCVA. Safety measurements include eye redness, intraocular pressure (IOP), BP, and HR. Measurements were taken predose and postdose (2 hours after dosing) on Days 1, 4, 8, 15, and 32 and were compared to baseline. Highlights of this trial were presented as a podium oral presentation at the American Academy of Ophthalmology (Holladay et al, 2018).
Efficacy
As mentioned in the SNV trial, prior to the FDA EOP2 meeting, the percent of subjects with 50% improvement at three contiguous CS frequencies (e.g., 6 cpd, 12 cpd, 18 cpd) (categorical analysis) was under consideration as a potential primary endpoint for NVD. As stated above, a categorical analysis of the percent of patients with ≥ 3 lines of improvement in mesopic LCVA at 7 days is Ocuphire’s planned primary endpoint for the two registration NVD Phase 3 trials.
The NYX-01a2 trial did not meet the primary endpoint at Day 15. However, statistically significant results for CS improvements in 6-12-18 cpd were observed at Day 8. The trial did demonstrate a dose response favoring 1% Nyxol. Further, statistically significant reductions in pupil diameter, trends in improvement in low contrast visual acuity in bright and dim lighting conditions were shown. Durability of effect on PD was observed 24 hours later for Nyxol with daily morning doses. The proposed trial design for the Phase 3 NVD registration trial(s) is described in the “Planned Nyxol Trials” section.
Pupil Diameter
Treatment with either 0.5% or 1% Nyxol resulted in a consistent and statistically significant reduction of PD from Day 1 predose at both Day 8 and Day 15 pre and postdose compared to placebo (p ≤ 0.0008). There was evidence of dose proportionality with eyes receiving 1% Nyxol having a lower mean PD than those receiving

0.5% Nyxol. In a post-hoc analysis, which informs future trial dosing regimen, the mean predose PD in the 1% Nyxol group sustained a statistically significant reduction from Day 1 predose (~15%) compared to placebo up to Day 15 (p < 0.001) (TABLE 3). Nyxol demonstrated 24 hour effects which suggested the potential to be a chronic use product.
Mesopic Low Contrast (Best-Corrected Distance) Visual Acuity (LCVA)
In a post-hoc analysis, a statistically significant gradual improvement was seen in mesopic LCVA in all treated eyes with 65% of eyes receiving 1% Nyxol showing at least 1 line of improvement compared to 35% of eyes receiving Placebo on Day 15 (p = 0.02). This post-hoc analysis informs future trials targeted to patients with at least 3 lines of mesopic LCVA deficit, and are supportive of the pre-specified LCVA results from SNV.
Contrast Sensitivity (CS) Frequencies
Contrast sensitivity measurements were taken before dosing on Days 1, 4, 8, and 15. By Day 8, the percent of eyes with a 50% CS improvement predose in the 1.0% treatment arm was statistically significantly higher than both predose on Day 1 (p = .0103 by two-tailed Fisher’s exact test of proportions) as well as Placebo on Day 8 (p = .0269). There was numerical evidence of dose proportionality, with more eyes receiving 1% Nyxol having a higher mean CS than those receiving 0.5% Nyxol.
Safety
Overall, multiple doses of up to 1% Nyxol appeared well tolerated in patients with severe night vision complaints, with no clinically meaningful changes in vital signs. There were no deaths or SAEs in this trial and no patients were discontinued due to AEs. Overall, 50 (83%) patients experienced a total of 179 TEAEs during the trial, of which 173 were mild in severity and 6 were moderate (including headaches, blurred vision, event of postural dizziness, eye irritation).
Following active treatments, the majority of postdose (2 to 3 hours after dose) eye redness through Day 15 was moderate, with a higher percentage following 1.0% than 0.5% Nyxol. Eye redness returned to predose baseline by the next study visit, suggesting that once daily dosing prior to bedtime may result in pupil effects with little or no redness during the waking hours of the day. Changes in lens opacity, cornea staining erosion, and palpebral edema were minimal following all treatments. There were no abnormal findings in bulbar edema, cornea edema erosion, anterior chamber cells, and anterior chamber flare. There was a trend towards a greater mean improvement in high contrast distance VA in eyes treated with Nyxol than in those treated with placebo.
Eye Redness
Eye redness was experienced by all subjects, including placebo subjects. Postdose, the majority of active treatment patients exhibited an increase in eye redness. For example, on Day 15 the 1% Nyxol mean eye redness was statistically different from placebo (1.98 (mild-moderate) vs 0.71 (none-mild); p<0.0001). Predose eye redness on Days 4, 8, and 15, returned to Day 1 predose baseline, less than 20 hours postdose from the previous day.

Intraocular Pressure
Both the mean absolute IOP and mean change in IOP post treatment showed a statistically significant decrease (2.5 mmHg placebo-adjusted) with 1% Nyxol in one or both eyes with IOP in the normal range (12-22 mmHg) (TABLE 5).
TABLE 5. Change in Mean Intraocular Pressure (mmHg) (OP-NYX-01a2)
Variable	Placebo (N = 40)	0.5% Nyxol (N = 40)	1% Nyxol (N = 40)
Pre-Treatment Day 1 IOP (mmHg ± STDEV)	16.1 ± 2.3	16.7 ± 2.7	16.6 ± 2.5
Post-Treatment Day 1 IOP (mmHg ± STDEV)	16.2 ± 3.2	15.4 ± 3.6	14.2 ± 2.9
Change from Pretreatment Day 1 IOP (mmHg ± STDEV)	0.1 ± 2.7	-1.3 ± 3.2	-2.4 ± 2.2
Change in Baseline Significance^	p = 0.9192	p = 0.0043	p < 0.0001
Change compared to Placebo Significance^	N/A	p = 0.0148	p < 0.0001
^	P-values were generated using the Wilcoxon Signed Rank Test.
Nyxol Phase 1 Clinical Trials
Ocuphire evaluated efficacy and safety of Nyxol in 3 double-masked, randomized Phase 1 trials (NYX-001, 002, and 004) in a total of 77 healthy volunteers. Efficacy was observed in only 2 of these 3 trials given the lack of exclusion of patients that wear contact lenses in NYX-004. In the 2 trials that reported efficacy, Nyxol demonstrated statistically significant decreases in pupil diameter compared to placebo at various doses (0.2%, 0.4%, 0.8% phentolamine mesylate). From a safety perspective, no serious adverse events occurred in any of the 3 trials. There were no effects on heart rate, systolic BP, or diastolic BP that could be attributed to treatment, and these values were not clinically meaningful since all measures remained within normal range at all assessments. However, there was significantly more redness in the patients treated with Nyxol with the greatest differences in redness compared to placebo occurring at 2- and 4-hours post-treatment. Moreover, there was a dose-related response regarding eye redness.
Nyxol Non-Drug Trials: NVD Epidemiology (OP-EPI-001)
At present, there are no diagnostic codes for NVD. To gain further insight into this indication, Ocuphire conducted an epidemiological trial, OP-EPI-001, to describe the signs and symptoms of NVD and the effect of pupil constriction driven by contralateral illumination on low and high contrast visual acuity. A total of 102 patients completed all study measurements. All patients had a diagnosis that put them at increased risk of NVD, including post-surgery (n = 22), high myopia/astigmatism (n = 21), contact lenses (n = 21), night myopia (n = 20), and cataracts (n = 18). Some patients did not limit night driving but were concerned about their vision when driving at night. Refusal to drive at night was most common among individuals with cataracts, where 4/18 (22%) reported never driving at night. Post refractive surgery patients and patients with night myopia displayed a higher incidence and magnitude of improvement in low contrast visual acuity during pupil constriction when compared to other groups, showing an improvement of 10+ letters change in 48% of pupils and 58% of pupils, respectively. These patients were also the most likely to report that their vision was improved during pupil constriction. For each diagnostic group, a majority of patients reported that at least one of the visual disturbances (halos, glare sensitivity, and starbursts) applied to their night vision problems. In summary, Ocuphire identified 2 population subgroups (post refractive surgery patients and patients with night myopia) that can benefit the most by a reduction in pupil dilation in mesopic conditions. In order to further characterize the prevalence and severity of NVD and the pricing and marketing plans in the U.S. population, Ocuphire has initiated additional market research.
Nyxol Nonclinical Toxicology Studies
As part of a comprehensive nonclinical toxicity program, over 8 exploratory and definitive single and repeated-dose toxicity studies of Nyxol were conducted with rabbits and beagle dogs. Nyxol was well tolerated in these completed studies. In the repeated-dose (4 drops a day) 28-day rabbit study, the only findings were subtle, superficial corneal opacities observed in all rabbit study arms but most prominently in the 2% dose (vs 1%, 0.5%, and placebo). There were no Nyxol-related ocular pathology findings. Histopathologic changes at examination were not considered related to Nyxol administration and the animals appeared otherwise healthy.

These findings would seem to rule out a substantive toxicologic insult. Based on these results, the no-observed-adverse-effect level (NOAEL) was considered to be 1% Nyxol in animals. Phentolamine mesylate mean T1/2 ranged from 0.833 to 1.36 hours in both sexes. Phentolamine mesylate did not affect embryonic or fetal development in the rabbit at oral doses at least 20 times the recommended dose (based on a 60-kg human). No teratogenic or embryotoxic effects were observed in the rat, mouse, or rabbit studies. In several in vitro tests, phentolamine mesylate has been shown not to be genotoxic. For chronic administration of Nyxol, a 6-month repeated-dose toxicity study with Nyxol in Dutch belted rabbits is planned to support the long-term safety exposure trial. With completion of this study, Ocuphire believes it will meet the non-clinical/toxicology obligations for an NDA filing in any chronic indication for Nyxol.
APX3330
APX3330 (E3330) is a twice a day oral tablet designed to target multiple pathways relevant to retinal and choroidal vascular diseases, such as diabetic retinopathy (DR) and diabetic macular edema (DME), which if left untreated may result in permanent visual acuity loss and eventual blindness. Data suggest that APX3330 is a promising candidate for clinical evaluation of its efficacy and safety in the treatment of these diseases, beginning with DR. Ocuphire believes APX3330 shares desirable attributes for back of the eye therapies, including broad therapeutic applications, a convenient route of administration and cost-effective manufacturing process, without the need for uncomfortable intravitreal injections (FIGURE 11).
In preclinical studies, APX3330 has demonstrated the ability to decrease angiogenesis and inflammation in the retina whether delivered orally, systemically, or directly into the eye via intravitreal injections. In humans, APX3330 was shown to be clinically well-tolerated in multiple Phase 1 and 2 trials with fewer than 10% experiencing mild, self-limiting side effects, such as nausea or diarrhea. In addition, it was shown that significant amounts of oral APX3330 reach the bloodstream concentrations in humans higher than the levels in mice which showed effects in the retina.
Ocuphire is initially pursuing a moderate-to-severe non-proliferative retinopathy (NPDR)/mild proliferative retinopathy (PDR) indication, as well as patients with DME without loss of central vision. Ocuphire may pursue other indications with APX3330 including broader DME population and wet AMD. Second-generation candidate, APX2009, may also be considered for intravitreal injections. Ocuphire plans to initiate a Phase 2 trial for APX3330 for NPDR/PDR in the first quarter of 2021, with top-line results expected in the fourth quarter of 2021.
FIGURE 11. APX3330 Product Candidate Profile

Proposed Mechanism of Action
APX3330 is a highly selective small molecule that acts on the dual-functioning Apurinic/Apyrimidinic Endonuclease 1/Redox Effector Factor-1 (APE1/Ref-1) protein, referred to as Ref-1. This protein is implicated in both redox signaling and DNA repair. Because APX3330 selectively inhibits the redox function without affecting the molecule’s ability to carry out DNA repair, normal cell function is left intact. Moreover, interference of Ref-1 activity with APX3330 blocks angiogenesis and inflammation by simultaneously decreasing the activity of several important transcription factors such as HIF-1α and NF-κB (FIGURE 12). HIF-1α regulated the expression of VEGF, a protein that is paramount for angiogenesis, and NF-κB is an upstream regulator of proteins involved in inflammatory processes such as TNFα and chemokines.
The development of DR/DME involves leakage from retinal vessels, lack of blood flow to the retina, and release of angiogenic growth factors and inflammatory mediators. The downstream targets of HIF-1α and NF-κB serve as key mediators of these disease features and are targets of current therapy for diabetic eye disease and wAMD. Rather than inhibiting the action of VEGF protein, APX3330 has been shown in preclinical models to inhibit its formation; this is a key potential distinction of APX3330 from the drugs currently approved or under development for DR/DME such as Lucentis and EYLEA. APX3330’s potential ability to inhibit the activity of these two transcription factors may mitigate the need for frequent intravitreal anti-VEGF or steroid injections.
FIGURE 12: APX3330 Dual Mechanism of Action in Validated Disease Pathways

APX3330 has a dual mechanism that decreases both abnormal angiogenesis and inflammation. APX3330 blocks pathways downstream of Ref-1. Blocking HIF-1α reduces VEGF signaling, and blocking NF-kB modulates VEGF, TNF-α and other inflammatory cytokine production. In contrast, anti-VEGF agents solely inhibit the actions of VEGF.

APX3330 Clinical Experience Summary
APX3330 has been studied in 346 out of 441 patients participating in multiple Phase 1 and 2 non-ocular clinical trials to explore its safety, effect upon the Ref-1 molecular target, and pharmacodynamic characteristics. Under the sponsorship of Eisai Co., Ltd., 10 clinical trials were conducted involving healthy volunteers in Japan as well as patients with chronic hepatitis diseases (i.e., Type C, B, alcohol-induced) with the intent of developing a TNF-α blocking agent. At the time of their clinical trials, the molecular target of APX3330 had not been confirmed and was not known to be the Ref-1 protein.
Across these 10 trials, it was found that APX3330 exhibits predictable pharmacokinetics that were consistent with the pharmacokinetic data obtained in non-clinical studies. In addition, there was a lack of significant acute toxicity at doses up to 600 mg/day. Moreover, in two studies it was found that meals have no impact on the product candidate’s pharmacokinetics. In these trials, only a single patient reported mild orbital-region discomfort (60 mg/day). In addition, there was a slightly higher incidence (< 10%) of mild to moderate gastrointestinal symptoms and mild to moderate symptoms related to skin rash or irritation in patients given APX3330 compared to placebo.
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APX_CLN_0001: A Phase 1, randomized, single-dose placebo-controlled trial of APX3330 to investigate the safety and pharmacokinetics during oral dosing of APX3330 to healthy adult males. A total of 18 patients were treated with single oral doses of APX3330 (10 mg, 30 mg, 60 mg, 120 mg, 180 mg or 240 mg) or the placebo in a blind manner.

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APX_CLN_0002: An 8-day, randomized Phase 1 repeat-dose placebo-controlled trial to investigate the safety and pharmacokinetics of orally dosed APX3330 in healthy adult male patients. A total of 18 patients were treated with oral dosing of APX3330 (120 mg or 240 mg) or the placebo in a blind manner once or twice a day for 8 successive days.

•	APX_CLN_0003: A 7-day Phase 1 repeat-dose trial (120 mg) in 6 healthy patients to determine the effects of food on orally administered APX3330.
•	APX_CLN_0004 A single-dose trial (120 mg) in 6 healthy patients to determine the effect of meals on the pharmacokinetics of APX3330.
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APX_CLN_0005 A 12-week dose-escalation Phase 2 trial (20 mg, 60 mg, 120 mg, 240 mg) in 40 chronic hepatitis B patients. Patients received oral administration of one tablet per dose (2 tablets in the case of the administration of 240 mg) twice a day, after breakfast and after dinner.

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APX_CLN_0006 A 12-week dose-escalation Phase 2 trial (20 mg, 60 mg, 120 mg, 240 mg) in 51 chronic hepatitis C patients. The objective of the trial was to investigate the safety, efficacy and utility of APX3330 in treating patients with chronic hepatitis C.

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APX_CLN_0007 A 12-week double-masked, randomized placebo-controlled Phase 2 trial (0 mg, 120 mg, 240 mg) in chronic hepatitis C patients that had failed previous interferon treatment. Safety was evaluated in 196 completed patients. The mean treatment period in each group was 82 days in the placebo group, 79 days in the 120 mg group and 78 days in the 240 mg group. The primary endpoints of this trial were measurement of the rate of change in the glutamic pyruvate transaminase (GPT) level, degree of improvement in liver function and assessment of general performance status.

•	APX_CLN_0008 A 3-step, Phase 1 single-dose, single-blind trial (300 mg, 420 mg, 600 mg) in 27 healthy patients to investigate the safety and pharmacokinetics of higher doses.
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APX_CLN_0009 A 2-week repeated-dose Phase 2 trial (120 mg) in 30 patients with acute severe hepatitis, including patients with advanced liver cirrhosis. Efficacy endpoints included objective measures of liver function and subjective improvement of patient functional status. Safety measures included the assessment of the general tolerability of the drug (i.e., changes in vital signs) and changes in clinical laboratory values.

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APX_CLN_00010 A 4-week repeated-dose Phase 2 trial (120 mg) in 30 patients with alcoholic hepatitis, including patients with liver cirrhosis. Efficacy endpoints included objective measures of liver function and subjective improvement of patient functional status. Safety measures included the assessment of the general tolerability of the product candidate (i.e., changes in vital signs) and changes in clinical laboratory values.

Clinical development of APX3330 by Eisai Co., Ltd. in Japan was suspended with the in-licensing of anti-viral and biological agents for hepatitis C and rheumatoid arthritis. Later, while doing research on the Ref-1 protein, Dr. Mark Kelley from Indiana University and others identified that the molecular target of APX3330 was the Ref-1 protein. The elucidation of the mechanism of action with which APX3330 modulated the Ref-1 protein, and the concurrent advancement in understanding the role played by Ref-1 as a critical “gate-keeper” for controlling a variety of pro-inflammatory transcription factors led to the establishment of Apexian in order to determine the utility of using APX3330 as a modulator of the Ref-1 protein in the treatment of inflammatory diseases. The clinical trial, APX_CLN_0011 under IND 125360 with the FDA Division of Oncology, was initiated by Apexian in order to identify the highest dose of APX3330 that could be safely administered in a chronic manner and to confirm molecular engagement of APX3330 with the Ref-1 protein by obtaining tumor biopsy samples and circulating tumor cell samples. Details of this trial are as follows:
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APX_CLN_0011 was a multi-center, open-label, dose-escalation Phase 1 oncology trial in patients with advanced solid tumors. Patients received daily oral doses of APX3330 each day of repeated 21-day cycles until disease progression or trial withdrawal. Nineteen patients received APX3330 in escalating doses from 240 mg/d dose to 720 mg/d in increments of 120mg/d. The top dose tested (720 mg/d) produced a self-limiting, diffuse macular rash and was confirmed as the dose-limiting toxicity. The dose of 600 mg/d was then confirmed as a dose tolerable for chronic administration and for further clinical development as a modulator of Ref-1 activity in inflammatory diseases. Biopsy analyses of patients participating in the trial confirmed that APX3330 directly targets the Ref-1 protein and that the targeting produces subsequent regulation of transcription factors such as NF-κB and HIF-1α, regulators of VEGF and other inflammatory molecules. This mechanism of action provides significant rationale for testing APX3330 in diseases in which inflammation and neo-vascular development play a critical pathogenic role.

A summary of the 11 trials can be found below (TABLE 6).
TABLE 6. Summary of APX3330 Clinical Trials
Trial Number / Name	Patient / Indication	Phase	Trial Objectives	Doses	Number of Patients	Dosing	Key Endpoints
APX_CLN_0001	Healthy Volunteers	1	Single-dose placebo-controlled trial of APX3330 to investigate safety and pharmacokinetics	10 mg 30 mg 60 mg 120 mg 180 mg 240 mg	APX3330 = 9 Placebo = 9	Single dose	Plasma Concentration of total quinone forms, safety
APX_CLN_0002	Healthy Volunteers	1	Repeat-dose placebo-controlled trial to investigate safety and pharmacokinetics	120 mg QD 120 mg BID	APX3330 = 9 Placebo = 9	8 days	Plasma Concentration of APX3330, safety
APX_CLN_0003	Healthy Volunteers	1	Repeat-dose trial to determine effects of food on pharmacokinetics	240 mg	APX3330 = 6	1 week	Plasma Concentration of APX3330, safety
APX_CLN_0004	Healthy Volunteers	1	Single-dose trial to determine the effects of meals on pharmacokinetics	120 mg	APX3330 = 6	Single dose	Plasma Concentration of APX3330, Safety
APX_CLN_0005	Chronic Hepatitis B Patients	2	Dose-escalation trial to investigate safety, efficacy and tolerability	20 mg 60 mg 120 mg 240 mg	APX3330 = 40	12 weeks	Safety
APX_CLN_0006	Chronic Hepatitis C Patients	2	Dose-escalation trial to investigate safety, efficacy and tolerability	20 mg 60 mg 120 mg 240 mg	APX3330 = 51	12 weeks	Safety

Trial Number / Name	Patient / Indication	Phase	Trial Objectives	Doses	Number of Patients	Dosing	Key Endpoints
APX_CLN_0007	Chronic Hepatitis C Patients	2	Double-masked, placebo-controlled trial to investigate safety, efficacy and tolerability	120 mg 240 mg	APX3330 = 128 Placebo = 68	Placebo = 82 days APX3330 120 mg = 79 days 240 mg = 78 days	Rate of change in GPT level, improvement in liver function, general performance
APX_CLN_0008	Healthy Patients	1	Single-blind, single-dose, 3-step trial to investigate safety and pharmacokinetics of higher doses	300 mg 420 mg 600 mg	APX3330 = 27	Single dose	Plasma Concentration of APX3330, safety
APX_CLN_0009	Advanced Liver Cirrhosis Patients	2	Repeated-dose trial to investigate safety, efficacy and tolerability	120 mg	APX3330 = 30	2 weeks	Liver function, patient functional status, tolerability
APX_CLN_0010	Advanced Liver Cirrhosis Patients	2	Repeated-dose trial to investigate safety, efficacy and tolerability	120 mg	APX3330 = 30	4 weeks	Liver function, patient functional status, tolerability
APX_CLN_0011	Advanced Solid Tumor Patients	1	Multicenter, open-label, dose-escalation to investigate safety, efficacy, pharmacokinetics, and recommended Phase 2 dose	240 mg 360 mg 480 mg 600 mg 720 mg	APX3330 = 19	21-day cycles until disease progression or study withdrawal	Tumor response, safety, PK, target engagement
APX3330 Clinical Safety
In administration to 346 healthy volunteers or patients, over 220 of whom were given the product candidate for an average of 75 days or more, APX3330 has been demonstrated to be well-tolerated. Ten percent of patients experienced a self-limiting rash, nausea, or diarrhea. Additionally, there was a lack of significant acute neurologic, cardiovascular, liver, or pulmonary toxicity. APX3330 systemically given up to 600 mg/day as oral therapy had few adverse effects in the eye, with only one patient at 60 mg/day (in CLN_0006) reporting an eye-related adverse event mild in nature (orbital region discomfort).
Safety data were collected for the five Phase 1 and five Phase 2 trials run by Eisai as well as the Phase 1 trial run by Apexian. In the 75 patients receiving either placebo or treatment in the five Phase 1 trials (CLN_0001, 2, 3, 4, and 8), five patients in the treatment arms experienced adverse events (mild diarrhea at doses of 120 mg, 180 mg, or 240 mg per day). In the five Phase 2 trials, of the 279 patients given APX3330, 40 (14%) had adverse events, the majority of which were mild. The specific adverse events for the five Phase 2 trials are listed in the TABLE 7. Lastly, in the Phase 1 trial, APX_CLN_0011, patients received higher doses of APX3330, up to 720 mg/day. Two patients who received 720 mg/day had a diffuse, macular rash that was spontaneously reversible. Of note, patients who had been taking doses up to 600 mg/day did not have any signs of acute toxicity. Moreover, of the 19 patients in the APX_CLN_0011 Phase 1 trial described above, four patients had over 6 months of exposure, and three patients (at a dose of 600 mg/day) had over 300 days of exposure without an adverse event. TABLE 7 shows a summary of adverse events for Phase 2 APX3330 trials.
Given the AE profile of APX3330 in patients with advanced stage cancers, Ocuphire expects that administration of APX3330 to patients with retinal diseases will not result in any significant toxicity or safety issues that would interfere with chronic oral administration.

TABLE 7. Integrated Summary of Adverse Events in Phase 2 Trials – by System Organ Class and Preferred Term
System Organ Class Preferred Term	APX3330 20-240 mg (N=279)		Placebo (N=68)
	n (%)	# events	n (%)	# events
Adverse Events	40 (14.3)	52	11 (16.2)	15
Blood and lymphatic system disorders	1 (0.4)	1	0	0
Anemia	1 (0.4)	1	0	0
Cardiac disorders	1 (0.4)	1	0	0
Palpitations	1 (0.4)	1	0	0
Gastrointestinal disorders	12 (4.3)	14	2 (2.9)	2
Abdominal discomfort	1 (0.4)	1	1 (1.5)	1
Abdominal pain	1 (0.4)	1	0	0
Abdominal pain lower	1 (0.4)	1	0	0
Cheilitis	1 (0.4)	1	0	0
Diarrhea	3 (1.1)	3	0	0
Feces soft	1 (0.4)	1	0	0
Gastric ulcer	2 (0.7)	2	0	0
Hypo aesthesia oral	1 (0.4)	1	0	0
Mouth swelling	1 (0.4)	1	0	0
Stomatitis	0	0	1 (1.5)	1
Tongue dry	1 (0.4)	1	0	0
Vomiting	1 (0.4)	1	0	0
General disorders and administration site conditions	6 (2.2)	6	3 (4.4)	3
Chest discomfort	1 (0.4)	1	0	0
Feeling abnormal	0	0	1 (1.5)	1
Malaise	3 (1.1)	3	1 (1.5)	1
Peripheral edema	1 (0.4)	1	0	0
Peripheral swelling	0	0	1 (1.5)	1
Pyrexia	1 (0.4)	1	0	0
Infections and infestations	3 (1.1)	3	0	0
Nasopharyngitis	1 (0.4)	1	0	0
Upper respiratory tract infections	2 (0.7)	2	0	0
Investigations	2 (0.7)	2	0	0
Blood urea increased	1 (0.4)	1	0	0
Urobilinogen urine increased	1 (0.4)	1	0	0
Musculoskeletal and connective tissue disorders	0	0	2 (2.9)	3
Limb discomfort	0	0	1 (1.5)	1
Musculoskeletal pain	0	0	1 (1.5)	1
Pain in extremity	0	0	1 (1.5)	1
Nervous system disorders	4 (1.4)	6	4 (5.9)	5
Ageusia	0	0	1 (1.5)	1
Burning sensation	1 (0.4)	1	0	0
Dizziness	1 (0.4)	1	0	0
Headache	2 (0.7)	2	1 (1.5)	1
Hypoaesthesia	1 (0.4)	1	1 (1.5)	1
Hypoglycemic coma	1 (0.4)	1	0	0
Parosmia	0	0	1 (1.5)	1
Subarachnoid hemorrhage	0	0	1 (1.5)	1
Eye disorders	1 (0.4)	1	0	0
Ocular discomfort	1 (0.4)	1	0	0
Psychiatric disorders	1 (0.4)	1	0	0
Insomnia	1 (0.4)	1	0	0
Renal and urinary disorders	1 (0.4)	1	0	0
Hematuria	1 (0.4)	1	0	0
Respiratory, thoracic and mediastinal disorders	2 (0.7)	2	1 (1.5)	1
Acute respiratory distress syndrome	1 (0.4)	1	0	0
Upper respiratory tract inflammation	1 (0.4)	1	1 (1.5)	1

System Organ Class Preferred Term	APX3330 20-240 mg (N=279)		Placebo (N=68)
	n (%)	# events	n (%)	# events
Skin and subcutaneous tissue disorders	12 (4.3)	14	1 (1.5)	1
Alopecia	1 (0.4)	1	0	0
Drug eruption	1 (0.4)	1	0	0
Dry skin	1 (0.4)	1	0	0
Eczema	2 (0.7)	2	0	0
Papule	1 (0.4)	1	0	0
Pruritus	5 (1.8))	5	1 (1.5)	1
Rash	2 (0.7)	2	0	0
Urticaria	1 (0.4)	1	0	0
APX3330 and Analogs Preclinical Efficacy Studies
Ref-1 is highly expressed within many cells in the diseased retina. Studies have demonstrated that it is upregulated in the retina and choroid of human wAMD patient eyes compared with age-matched controls (FIGURE 13). Furthermore, in an in vitro study of adult human retinal pigment epithelium cells treated with oxLDL, an agent that upregulates factors involved in inflammation and angiogenesis, APX3330 reduced transcriptional activity of many of these key factors, namely HIF-1α and NF-κB. This reduces the activity of their downstream targets, VEGF, and that of inflammatory mediators.
In animal studies, APX3330 delivered orally, intraperitoneally or intravitreally (directly into the eye), and APX2009 and APX2014 delivered intraperitoneally via injections reduced neovascularization in mouse models that recapitulate features of retinal neovascularization (seen in PDR and wAMD) called the L-CNV model. Although intravitreal injection is the delivery route of the standard-of-care anti-VEGF biologics and ensures that the drug gets to the affected area, in humans it is labor-intensive, causes patient discomfort, and incurs a risk of potentially vision-threatening intraocular infections. As a result, systemic administration (intraperitoneal injections) of Ref-1 inhibitors were explored for similar effects as that seen by anti-VEGF biologics in mouse models. Treatment of APX3330 (10 mg/kg) via oral gavage in rats with type 1 diabetes and induced stroke (conditions that promote neovascularization) shows a significant decrease (~55%) of VEGF signaling (or lesion volume) as shown in FIGURE 14 below. Intraperitoneal injections of APX2009 showed comparable results in the same mouse model (see JPET 2018).
FIGURE 13. Immunohistochemical Staining of Human Retinal Pigment Epithelial Cells

Epithelial cells of patients with wAMD compared to age-matched controls show a greater amount of Ref-1 (stained in brown)

FIGURE 14. Fluorescent Staining of VEGF in Mice with Type I Diabetes, Control (Left) versus those Treated with APX3330 via Oral Gavage (Right)

A quantitative representation of the amount of staining shows a smaller percent of positive staining of VEGF in the
APX3330-treated mice compared to the controls.
While numerous published studies using APX3330 through intravitreal or systemic intraperitoneal administration have shown successful neovascularization reduction, additional studies with oral administration of 2 doses of APX3330 (25 mg/kg and 50 mg/kg per day) resulted in a more robust correction of the lesion volume in the L-CNV mouse model. As shown in FIGURE 15 below, animals treated with APX3330 displayed a significant reduction (~55%) in the volume of the neovascular lesion (red staining).
FIGURE 15. Lesion Size and Corresponding Fluorescent Stains in L-CNV Models Treated with APX3330

L-CNV mice treated with APX3330 at either 25 mg/kg or 50 mg/kg resulted in a decreased volume of neovascularization (lesion volume).
Human pharmacokinetics of APX3330 demonstrated plasma levels much greater than those seen in animals. Pharmacological studies with APX3330 in preclinical models demonstrated that, at a dose of 25 mg/kg, (equivalent to a 120 mg daily dose in humans), there was an APX3330 concentration (expressed as blood quinone) of 0.15-2 μg/ml, which resulted in an ocular effect in preclinical models. This plasma concentration was adequate to reach detectable levels in the retina and provide efficacy in reducing neovascularization. In support of these findings, APX3330 was detected in the eyes of mice using a lesser dose of 10 mg/kg. Furthermore, in clinical trials, a daily dose of 120 mg resulted in a peak blood concentrations of 40 μg/ml, which is 20x times higher than those in mouse models (FIGURE 16). Doses of 120 mg per day and higher in humans were tolerable, as studied in the Phase 1 clinical trial, APX_CLN_011, where the maximally tolerated dose was 600 mg per day. Thus, the planned dose of 600 mg per day is five times above the 120 mg human equivalent dose shown to achieve retinal efficacy in animals.

FIGURE 16. Human Pharmacokinetics of APX3330

Human plasma concentrations of APX3330 after being given 120 mg per day for 8 days. Total quinone concentration refers to the amount of active form of APX3330 in the plasma. Mean predicted plasma concentration of APX3330 in humans is shown in the blue line and observed values are shown as the small open squares. The dotted green line refers to peak blood concentration of APX3330 when giving at a dose of 120 mg per day. The dotted red line refers to the maximum blood concentration required to see an effect of APX3330 in the retina of preclinical animal models which is equivalent to dose of 120 mg per day in human.
APX3330 Nonclinical Toxicology Studies
Pharmacokinetics/Metabolism
Pharmacokinetic studies were conducted in rats and dogs to understand the absorption, distribution, and elimination of APX3330. APX3330 is well absorbed orally with a bioavailability of ≥ 60%. In the bloodstream, ≥ 99% of the product candidate is bound to protein. Half-life after intravenous administration of APX3330 was 8 hours in rats, 7.8 to 8.7 hours in dogs, and 25.5 hours in monkeys. Excretion occurred mainly in bile, as a conjugate. In rats and beagles, APX3330 is excreted in stool as the unchanged compound.
Toxicology
Over 15 single- and repeat-dose toxicology studies in rats and dogs up to 3 months duration have been conducted. Also, developmental, genotoxicity, and antigenicity studies have been completed. The key toxicology findings that inform the design and conduct of Ocuphire’s clinical trials include that APX3330 was weakly toxic producing mortality only at the highest dose of 2000 mg/kg. Soft and muddy stool (diarrhea) was the most remarkable finding in dogs treated with doses up to 100 mg/kg for 3 months. Shorter-term repeat-dose studies at 100 or 200 mg/kg induced increased leakage of liver enzymes and evidence of inflammatory infiltration, but evidence of necrosis was absent. APX3330 was not genotoxic and had no toxicologically significant effects in developmental studies. The FDA has agreed to a 24-week clinical trial without the need for further toxicology studies.
Ocuphire Clinical Development Plan
For Nyxol, the investigational new drug (IND) application was submitted to the FDA Division of Ophthalmology in July 2011 and is in effect (IND 70499). Nyxol has completed three Phase 1 trials and four Phase 2 trials, mostly in young and older healthy volunteers as well as NVD and glaucoma patients. In May 2020, Ocuphire completed an EOP2 meeting with the FDA, which included a discussion and agreement around the design and scope of future registration trials for Nyxol. Ocuphire anticipates engaging in similar discussions with other foreign regulatory authorities in the future.
For APX3330, the IND application for APX3330 to pursue retinal choroidal vascular diseases was submitted to the FDA Division of Ophthalmology in December 2018 and is in effect (IND 142152). APX3330 also has an IND with the FDA Division of Oncology for the treatment of pancreatic cancer (IND 125360). APX3330 has completed five Phase 1 and five Phase 2 trials, mostly related to liver disease and patients with solid tumors.

Ocuphire plans to initiate four mid and late-stage clinical trials in the fourth quarter of 2020 and the first quarter of 2021 for Nyxol (two Phase 3 trials and one Phase 2 trial) and APX3330 (one Phase 2 trial). The development programs for Ocuphire’s targeted indications are described below.
Planned Nyxol Trials:
NVD: LYNX-1 Phase 3 Trial
Ocuphire expects to initiate LYNX-1, a Phase 3 double-masked, randomized, placebo-controlled, multi-center, multi-dose trial in patients with severe NVD in the second half of 2020 in the United States. The LYNX-1 trial is expected to enroll approximately 125-175 patients for the treatment of NVD. The trial is expected to enroll severe self-reported NVD and among other criteria include patients showing improvement potential in mesopic LCVA during illumination of the contralateral eye with a flashlight. Eligible participants are expected to be administered a single drop of 1% Nyxol or placebo in each eye daily before bedtime for 14 days. The primary endpoint is expected to be a statistically significant improvement of 3 lines or greater in mesopic low contrast best-corrected distance visual acuity at 7 days. Secondary endpoints are expected to include pupil diameter, wavefront aberrometry (measured on OPD-Scan III analyzer), distance and near high contrast visual acuity, and psychometric questionnaire. Patient safety is expected to be assessed by AE monitoring, conjunctival redness monitoring, IOP monitoring, and assessments of heart rate and blood pressure. Ocuphire expects to report top-line data for this chronic indication Phase 3 registration trial in the third quarter of 2021.
RM: MIRA-2 Phase 3 Trial
Ocuphire expects to initiate MIRA-2, a Phase 3, double-masked, randomized, placebo-controlled, multi-center trial in normal healthy patients in the second half of 2020 in the United States. The MIRA-2 trial is expected to evaluate the effect of 1% Nyxol to RM. The trial is expected to enroll approximately 125-175 healthy patients. Eligible patients are expected to be administered a mydriatic (phenylephrine, tropicamide, and a combination thereof) and be given 1 or 2 drops of 1% Nyxol approximately 1 hour later after max pupil diameter, and then measured at multiple time points from 30 min to 6 hours and 24 hours. The primary endpoint is expected to be a statistically significant improvement in the percent of patients who return to within 0.2 mm of their pupil diameter baseline at 90 minutes, with 60 minutes also being evaluated. Secondary endpoints are expected to be pupil diameter at all other timepoints, accommodation, and time savings. Patient safety is expected to be assessed by AE monitoring, conjunctival redness monitoring, visual acuity, IOP, and vital sign assessments (heart rate and blood pressure). Ocuphire expects to report top-line data for this acute indication Phase 3 registration trial in the first quarter of 2021.
Presbyopia: VEGA-1 Phase 2 Trial
Ocuphire expects to initiate VEGA-1, a Phase 2 proof of concept, double-masked, randomized, placebo-controlled, multi-center trial in patients with presbyopia in the first quarter of 2021. The VEGA-1 trial is expected to be designed to evaluate the effect of a kit combination with Nyxol and low dose pilocarpine for temporary treatment of presbyopia. The trial is expected to enroll approximately 75-125 patients with a clinical diagnosis of presbyopia (20/50 or worse near vision). The primary endpoint is expected to be a statistically significant percent of patients with at least 3 lines (15 letters or more) of binocular distance corrected near visual acuity (DCNVA) improvement on a standard near vision eye chart without loss in distance vision. Secondary endpoints at multiple timepoints are expected to include pupil diameter and percent of patients with improvements in DCNVA at 1 and 2 lines of the combination compared to placebo and each component. Patient safety is expected to be assessed by AE monitoring, conjunctival redness monitoring, distance visual acuity, IOP and vital sign assessments (heart rate and blood pressure). Ocuphire expects to report top-line data for the Phase 2 trial in the second quarter of 2021.
Planned APX3330 Trial:
DR / DME: ZETA-1 Phase 2 Trial
Ocuphire expects to initiate ZETA-1, a Phase 2 double-masked, randomized, placebo-controlled, multi-center trial in patients with DR and DME in the first quarter of 2021. The ZETA-1 trial is expected to enroll 60-100 patients to evaluate the effect of 600 mg of APX3330 (300 mg twice a day) in treating patients with DR, including moderately severe NPDR to mild PDR, as well as patients with DME without loss of central vision.

The primary endpoint is expected to be percent of patients with a ≥2 step improvement on the Diabetic Retinopathy Screening Score (DRSS) at week 24. Secondary endpoints at multiple timepoints are expected to include central subfield thickness low luminance high contrast distance visual acuity, and leakage area / nonperfusion / neovascularization on fluorescein angiogram. Patient safety is expected to be assessed by AE monitoring, clinical laboratory evaluations, IOP, and vital sign assessments. Ocuphire expects to report top-line data for the Phase 2 trial in the fourth quarter of 2021.
Future Clinical Plans for Nyxol and APX3330:
Upon completion of the planned Nyxol trials, Ocuphire would expect to complete the additional registration trials for Nyxol in RM and NVD indications and conduct both a chronic safety and acute safety exposure trial as well as any required pediatric trials prior to submitting the NDA. For chronic administration of Nyxol, Ocuphire has planned a 6-month repeated-dose toxicity study with Nyxol in Dutch belted rabbits to support the long-term safety exposure trial. The planned chronic safety exposure is 500 healthy volunteers with daily dosing of Nyxol for 14 days (treatment period), then 300 volunteers for 6 months, followed by 100 volunteers for 12 months. The planned acute safety exposure is 300 healthy volunteers followed for 24 hours. Also, as either a standalone or part of one of the trials, short term pharmacokinetics (PK) and long term endothelial cell count (ECC) clinical data will be collected as well as a 6-month toxicological rabbit study to support the chronic indications. Pending the results and timing of additional trials, Ocuphire intends to file a new drug application (NDA) for one or more indications in early 2023. Further, based on the Phase 2 safety, tolerability and efficacy results of Nyxol and low dose pilocarpine in patients with presbyopia, Ocuphire expects that a Phase 3 trial will be appropriately designed to support registration.
Based on the Phase 2 safety, tolerability and efficacy results of APX3330 in patients with DR/DME, Ocuphire expects to request an EOP2 meeting with the FDA to finalize the design of the Phase 3 registration trials for APX3330 in addition to defining the chronic safety exposure trial and any further animal toxicology studies necessary prior to an NDA submission.
Future In-Licensing and Acquisition Opportunities
Ocuphire’s team and advisors are screening additional product candidates for potential in-license or acquisition in order to expand and diversify its pipeline. Ocuphire continually evaluates product candidates based on scientific merit, patent protection, regulatory pathways, and commercial opportunity. Its focus is on small molecule product candidates in the ophthalmology space and Ocuphire is at various stages of discussions to acquire such candidates.
Sales and Marketing
If any of Ocuphire’s product candidates are approved in the United States or globally, Ocuphire has the option to either build out a commercial infrastructure directly or collaborate with established pharmaceutical partners. The company maintains discussions with a range of ophthalmic drug companies regarding development and commercialization of Nyxol and/or APX3330, including co-development, distribution, license, or mergers and acquisitions. There are several global pharmaceuticals with major ophthalmic drug businesses as well as numerous other smaller global or regional companies that could provide significant reach in specific markets such as Europe or Asia. In addition, there are several ophthalmic drug sales and distribution companies in the U.S. with established specialty salesforces that could market Nyxol or APX3330. The ophthalmic market is concentrated and therefore Ocuphire believes it is feasible to reach eye care providers (~18,000 Ophthalmologists, ~40,000 Optometrists, ~3,000 Retinal Specialists) via direct sales force (e.g. 30-100 reps) or by multiple ophthalmic distributors and partners.
Manufacturing
For Nyxol, APX3330, and for other product candidates that will be developed in the future, Ocuphire’s contract manufacturers are currently producing, and will produce, its bulk drug substances and drug products for use in Ocuphire’s preclinical studies and clinical trials, utilizing reliable and reproducible synthetic processes and common manufacturing techniques. Ocuphire does not have any long-term arrangements but intends to secure such arrangements for drug substance or drug products as appropriate, and currently uses purchase orders with multiple manufacturers. Ocuphire expects to enter into one or more Contract Manufacturing Organization (CMO)

agreements in the near term. Ocuphire further intends to qualify its selected manufacturers to provide bulk drug substances and drug products in preparation for the NDA regulatory submission to the FDA. Ocuphire plans to continue to rely upon contract manufacturers and, potentially, collaboration partners to manufacture commercial quantities of its drug substances and drug products, if approved, for marketing by the applicable regulatory authorities. Ocuphire does not own or operate, and currently has no plans to establish, any manufacturing facilities.
Nyxol
The protected formulation of Nyxol is a sterile, preservative-free, isotonic, buffered aqueous solution containing phentolamine mesylate (1.0%), mannitol, and sodium acetate. The drug substance phentolamine mesylate USP is a small molecule that can be manufactured by reliable and reproducible synthetic processes from readily available starting materials. Ocuphire obtains the active pharmaceutical ingredient for Nyxol from a single supplier in Italy and is presently taking steps to develop a second source. All lots of drug substance phentolamine mesylate and Nyxol drug product used in clinical trials are manufactured under current good manufacturing practices (cGMP), a quality-system regulating manufacturing. Ocuphire is in the process of transitioning the container closure system to an industry standard single use preservative-free blow-fill-seal (BFS) container which should further enhance the current stability of Nyxol. Other BFS marketed products have successfully scaled commercial batches at 500 liters. Nyxol has demonstrated stability at 5°C refrigerated for a minimum of two years. Ocuphire is also planning additional stability studies for future lots of both the drug substance and drug product of Nyxol in order to establish expiry and to support regulatory approval and commercial stage.
APX3330
APX3330 is an oral formulation of a small molecule drug substance that is synthesized as a crystalline single polymorph from readily available raw materials and using conventional chemical processes. The active pharmaceutical ingredient for APX3330 is currently obtained from a single supplier in India, although alternative manufacturing sources are available. Process and analytical development of APX3330 drug product have been completed, and its production has been scaled-up under cGMP regulatory requirements. Previously the APX3330 drug product manufacturer has performed pharmaceutical development to support the cGMP manufacturing campaign for tablets of 60 mg and 120 mg dose strengths to be used in future clinical trials. Under this tablet size, long-term ICH-stability studies of various strengths (60 and 120 mg tablet) have been conducted and have demonstrated a 3-year shelf life when stored at 25°C/60% relative humidity. Ocuphire is evaluating 150 mg or 300 mg tablets for even more convenient twice a day dosing. Ocuphire is also planning additional stability studies for future lots of both the drug substance and drug product of APX3330 in order to establish expiry and to support regulatory approval and commercial stage.
Apexian Sublicense Agreement
On January 21, 2020, Ocuphire entered into the Apexian Sublicense Agreement, pursuant to which it obtained exclusive worldwide patent and other intellectual property rights that constitute a Ref-1 Inhibitor program relating to therapeutic applications to treat disorders related to ophthalmic and diabetes mellitus conditions. The lead compound in the Ref-1 Inhibitor program is APX3330, which Ocuphire intends to develop as an oral tablet therapeutic to treat DR and DME, and potentially wAMD. See “Ocuphire Management’s Discussion and Analysis of Financial Condition and Results of Operations—Contractual Obligations and Commitments—Apexian Sublicense Agreement” for more details regarding the Apexian Sublicense Agreement.
Intellectual Property
Nyxol
Ocuphire’s patent estate includes patents and patent applications to forms of phentolamine mesylate, methods of using phentolamine mesylate, and methods of manufacturing phentolamine mesylate. Ocuphire primarily protects its intellectual property through a combination of patents and patent applications on inventions, trademark protection on Ocuphire’s product name, and trade secret protection as Ocuphire deems appropriate. Ocuphire owns all of the worldwide rights to Nyxol for all indications.

As of September 10, 2020, Ocuphire’s patent estate relating to Nyxol contains nine U.S. patents, five pending U.S. non-provisional patent applications, two pending international patent applications, as well as issued patents in Australia, Europe, Japan, and Mexico and pending patent applications in Canada, Europe, and Japan.
Ocuphire’s U.S. Patents 9,795,560 and 10,278,918 and counterpart Australian, European, and Japanese patents each contain composition of matter claims to aqueous phentolamine mesylate formulations and are scheduled to expire in year 2034. A counterpart patent application directed to aqueous phentolamine mesylate is pending in Canada, where a patent, if granted, based on this pending patent application would expire in year 2034. In the same patent family, Ocuphire also has 2 pending U.S. patent applications with additional claims to aqueous phentolamine mesylate formulations, whereby such patents, if granted, would expire in year 2034. The patents and patent applications cover the current clinical formulation for the Nyxol product.
Ocuphire’s U.S. Patent Nos. 9,089,560 and 9,789,088 contain claims directed to methods of improving visual performance using, for example, phentolamine mesylate and are scheduled to expire in year 2034. Counterpart patents have issued in Australia and Japan, which are scheduled to expire in year 2034. Counterpart patent applications are pending in Australia, Canada, Europe, and Japan, where the Australian patent application has been allowable, and the European Patent Office has deemed the claims in Ocuphire’s European patent application to be allowable. These patents, if granted, would expire in year 2034. The patents and patent applications cover uses of the current clinical formulation for the Nyxol product.
Ocuphire’s pending international patent application PCT/US2019/056324 is directed to treating glaucoma and other medical disorders using phentolamine mesylate. These patents, if granted, would expire in year 2039. Ocuphire’s pending international patent application PCT/US2019/058182 is directed to methods of treating presbyopia, mydriasis, and other medical disorders; such patents, if granted, would expire in year 2039. Currently, two U.S. patent applications are pending based on international patent application PCT/US2019/058182, one with claims to treating presbyopia and the other U.S. application with claims to treating mydriasis.
The remaining five of Ocuphire’s U.S. patents are scheduled to expire in year 2020 and have claims to methods of use or ophthalmic formulations containing an ophthalmic artificial tear solution, which is not the current clinical formulation used in the Nyxol product. Ocuphire’s issued patent in Mexico is scheduled to expire in year 2025 and has claims to ophthalmic formulations.
Ocuphire has registered trademark protection in the United States for the mark NYXOL®.
APX3330
The patent estate that Ocuphire has in-licensed for APX3330 and related compounds contains five U.S. patents, four pending U.S. non-provisional patent applications, and one pending international patent application, as well as issued patents in Europe, Japan, Canada, and Australia, and pending patent applications in Europe, Japan, and Canada. The license is for the use and commercialization of APX3330 and related composition of matter compounds covered by the subject patents and patent applications in the field of human health uses for ophthalmic and diabetes mellitus indications.
In-licensed U.S. patent 9,040,505 has claims to methods of treating diabetic retinopathy and other diseases using, for example, APX3330 and is scheduled to expire in year 2030. Counterpart patents have issued in Europe, Japan, Australia, and Canada, which are scheduled to expire in year 2028, and there is a related pending U.S. patent application with method of treatment claims that, if issued as a patent, would expire in year 2028. International patent application PCT/US2019/017023 has claims to methods of treating wAMD and other diseases using, for example, APX3330, along with other formulations such as APX2009 and APX2014. These patents, if granted, would expire in year 2039. The U.S. and certain foreign countries permit extension of patent term for up to five years to compensate for patent term lost during the government regulatory review process for a new medicine. If U.S. patent 9,040,505 qualifies for the full five years of patent term extension, the expiration of U.S. patent 9,040,505 would be in year 2035. Whether U.S. patent 9,040,505 qualifies for the full five years of patent term extension depends in part on the date of FDA approval for the new medicine, because a U.S. patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval.
In-licensed patent applications directed to a combination therapy composition comprising an APE1/REF-1 inhibitor, such as APX3330, and a second therapeutic agent, and methods of using such combination therapy to treat retinal diseases and/or treat other indications are pending in the U.S., Europe, Japan, and Canada. Patents, if granted, would expire in year 2038. In-licensed patent applications directed to use of an APE1/REF-1 inhibitor, such as APX3330, in monotherapy or combination therapy to reduce neuronal sensitivity and/or treat other indications are pending in the U.S., Europe, Japan, and Canada, whereby patents, if granted based on these applications, would expire in year 2038.
Patents that Ocuphire has in-licensed to derivatives of APX3330 include U.S. patents 9,089,605; 9,193,700; 9,877,936; and 10,154,973 and counterpart patents in Europe, Japan, China, and Canada that are scheduled to expire between the years 2028 to 2032. In-licensed patent applications to derivatives of APX3330 include a pending U.S. patent application as well as a patent application in Europe and other countries that, if a patent were issued, would expire from year 2028 to 2032.
Additional Background
As background, the patent term is typically 20 years from the date of filing a non-provisional application. In the United States, a patent’s term may be lengthened several ways. First, patent term adjustment (PTA) compensates a patentee for administrative delays by the USPTO in granting a patent. Second, in certain instances, a patent term extension (PTE) can be granted to recapture a portion of the term effectively lost as a result of the FDA regulatory review period, as provided under the Drug Price Competition and Patent Term Restoration Act of 1984, referred to as the Hatch-Waxman Act. This restoration period cannot be longer than 5 years for approval of a drug compound, and the total patent term, including the restoration period, must not exceed 14 years following FDA approval. Only patent(s) applicable to an approved drug is eligible for the PTE and the application for the extension must be submitted prior to the expiration of the patent and within 60 days from market approval. Independent of patent protection, in the United States, the Hatch-Waxman Act provides a 5-year period of non-patent data exclusivity within the United States to the first applicant to gain approval of an NDA for a new chemical entity (NCE). Under this provision, APX3330 may be eligible for up to 5 years of data and market exclusivity under the Hatch-Waxman Act, because it is considered an NCE as the FDA has not previously approved any other drug containing the active ingredient of APX3330.
In Europe, under the Data Exclusivity Directive, pharmaceutical companies may receive up to 11 years to market their product without risk of competition. In Japan, under the Pharmaceuticals Act of Japan, the market authorization holder, based on the length of a required study period reexamination, may have up to 10 years before a generic can enter the market. Further, the expiration date of certain patents may be extended for up to a maximum of 5 additional years to accommodate for time spent seeking government approval to market a new medicine, in those countries that permit extension of patent term to accommodate for time spent seeking government approval to market a new medicine.
Ocuphire also protects its proprietary information through written agreements. Ocuphire’s employees, consultants, contractors, partners and other advisors are required to execute nondisclosure and assignment of invention agreements upon commencement of employment or engagement. In addition, Ocuphire protects its proprietary information through written confidentiality agreements with outside parties who may come into possession of Ocuphire’s confidential information.
Competition
There is intense competition within the pharmaceutical industry. While Ocuphire believes that its product candidates, Nyxol and APX3330, are well positioned for development in each indication, Ocuphire will face competition from both branded and generic pharmaceutical companies as well as products that are currently in development. Many of these companies have significantly greater financial and human resources and experience in drug development, R&D, and commercialization. These competitors compete with Ocuphire in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient enrollment for clinical trials as well as acquiring products, product candidates or other technologies complementary to Ocuphire program. Smaller and other early stage companies may also prove to be significant competitors if they choose to partner with large, established companies.
Nyxol
The key competitive factors affecting the success of Nyxol, assuming Nyxol is approved, are likely to be the combination of durability, tolerability, convenience, price (private pay), and stable, preservative-free formulation that will potentially allow it to compete effectively in these markets.

Competition in NVD
NVD is a new indication in which Nyxol would be the first approved moderate ‘miotic’ drug. There are currently no FDA-approved therapies for NVD nor is Ocuphire aware of any in development. Existing miotic agents are rarely used off-label given their limitations of tachyphylaxis (Alphagan P® (brimonidine), marketed by Allergan plc) and warnings in the labels of difficulties while driving at night or performing hazardous activities in poor illuminations (attributable to pilocarpine, a generic molecule marketed by various pharmaceutical companies at common doses of 1%, 2%, and 3%).
Competition in RM
There are currently no approved and available drug treatments for RM, and Ocuphire is not aware of any in development. Rev-Eyes® (dapiprazole), an alpha-1 antagonist, was approved by the FDA in 1990 to reverse mydriasis induced by adrenergic or anticholinergic agents. Rev-Eyes was withdrawn in the past from the market for reasons unrelated to safety or efficacy, according to the FDA.
Competition in Presbyopia
There are currently no approved pharmacological treatments for presbyopia, though several drug treatments are in development. Currently, the competition includes reading glasses, multifocal contact lenses, and monovision contact lenses (e.g., where one eye wears a near vision lens and the other eye wears a distance vision lens). Ocuphire will also compete against several pharmacological therapies in development for the temporary treatment of presbyopia, many of which are pilocarpine-based pupil management therapies, including:
•	Presbysol® (AGN-190584), with 1.25% pilocarpine, developed by Allergan plc.
•	Presbidrops® (CSF-1), with low dose pilocarpine and a secondary agent (lubricant), developed by Orasis Pharmaceuticals Ltd.
•	Liquid Vision®, with aceclidine (another miotic agent), developed by Presbyopia Therapies, LLC.
•	MicroLine®, which is a microdose formulation of pilocarpine, developed by Eyenovia, Inc.
•	KT-101, which uses pilocarpine in the AcuStream delivery system, developed by Kedalion Therapeutics, Inc.
•	UNR844, which uses a mechanism that involves softening the lens to increase near visual acuity, developed by Novartis AG (originally Encore Vision, Inc.).
There are a few approved devices for presbyopia. One of these is the KAMRA Inlay, developed by AcuFocus, Inc. and marketed by SightLife Surgical, Inc. Another is the Eyelike NoanPinhole, developed by Koryo Eyetech, the first commercially available pinhole soft contact lens. Nyxol would not directly compete against these devices, but rather would be a non-invasive alternative for presbyopes who are averse to surgical intervention.
APX3330
The key competitive factors affecting the success of APX3330, assuming APX3330 is approved, are likely to be its oral form, tolerability, durability, price, and the availability of coverage and reimbursement from government and other third-party payors.
Competition in Diabetic Retinopathy / Diabetic Macular Edema / wAMD
Ocuphire believes that APX3330, if approved, could have a competitive advantage in the DR/DME/wAMD markets because it is an oral tablet with a dual mechanism and potential to address multiple indications. However, Ocuphire may face potential competition from both existing therapies and those in development. Current therapies for these retinal diseases rely on suppressing the activity of vascular endothelial growth factors (VEGF) via intravitreal injection or by mitigating the inflammation via intravitreal corticosteroid-releasing implants including:
1.	Lucentis® (ranibizumab) and Avastin® (bevacizumab), which are anti-VEGF monoclonal antibody intravitreal injections, developed by Genentech, Inc.

2.	EYLEA® (aflibercept), a VEGF inhibitor intravitreal injection, developed by Regeneron Pharmaceuticals.
3.	Beovu® Brolucizumab, an anti-VEGF monoclonal antibody intravitreal injection, developed by Novartis AG.
4.	MACUGEN® (pegaptanib sodium injection), a selective inhibitor of VEGF-165, developed by Bausch + Lomb.
5.	Ozurdex® (dexamethasone), a corticosteroid IVT implant, developed by Allergan plc.
6.	Iluvien (fluocinolone acetonide), a corticosteroid IVT implant, developed by Alimera Sciences, Inc.
There are also several pharmacological therapies in development, including:
•	Abicipar pegol, an anti-VEGF intravitreal injection with a long duration of action, developed by Allergan plc and Molecular Partners.
•	Farcimab, a bispecific antibody intravitreal injection that suppresses both VEGF and Angiopoietin-2, developed by Genentech, Inc. and Roche AG.
•	KSI-301, an anti-VEGF antibody intravitreal injection coupled with a biopolymer that is intended to increase the time between injections, developed by Kodiak Sciences.
•	OPT-302, an intravitreal injection which binds to multiple types of VEGF receptors that could be used with other anti-VEGF agents, developed by Opthea Limited.
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ALG-1001, an integrin peptide therapy intravitreal injection that is being evaluated as a sequential or in-combination therapy with bevacizumab in patients with DME, developed by Allegro Ophthalmics, LLC.

Government Regulation and Product Approvals
Government authorities in the United States, at the federal, state and local level, and in other countries and jurisdictions, including the European Union, extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, packaging, storage, recordkeeping, labeling, advertising, promotion, distribution, marketing, post-approval monitoring and reporting, and import and export of pharmaceutical products. The processes for obtaining regulatory approvals in the United States and in foreign countries and jurisdictions, along with subsequent compliance with applicable statutes and regulations and other regulatory authorities, require the expenditure of substantial time and financial resources.
The EMA is a decentralized agency governed by an independent management board responsible for the evaluation, supervision, and safety monitoring of medicines in the EU. The Japanese Pharmaceuticals and Medical Devices Agency serves a similar function to the FDA in the United States and is an independent administrative institution. The National Medical Products Administration (NMPA) is the Chinese agency for regulating drugs and medical devices (formerly the China Food and Drug Administration or CFDA).
Review and Approval of Drugs in the United States
In the United States, the FDA regulates drug products under the Federal Food, Drug, and Cosmetic Act, or FDCA, and implementing regulations. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations requires the expenditure of substantial time and financial resources. The failure to comply with applicable requirements under the FDCA and other applicable laws at any time during the product development process, approval process or after approval may subject an applicant and/or sponsor to a variety of administrative or judicial sanctions, including refusal by the FDA to approve pending applications, withdrawal of an approval, imposition of a clinical hold, issuance of warning letters and other types of letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement of profits, or civil or criminal investigations and penalties brought by the FDA and the Department of Justice or other governmental entities.

An applicant seeking approval to market and distribute a new drug product in the United States must typically undertake the following:
•	completion of preclinical laboratory tests, animal studies and formulation studies in compliance, as applicable, with the Animal Welfare Act and FDA’s good laboratory practice, or GLP, regulations;
•	submission to the FDA of an IND, which must take effect before human clinical trials may begin;
•	approval by an independent institutional review board, or IRB, representing each clinical site before each clinical trial may be initiated;
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performance of adequate and well-controlled human clinical trials in accordance with good clinical practices, or GCP, to establish the safety and efficacy of the proposed drug product for each indication;

•	preparation and submission to the FDA of an NDA;
•	review of the product by an FDA advisory committee, where appropriate or if applicable;
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satisfactory completion of one or more FDA inspections of the manufacturing facility or facilities at which the product, or components thereof, are produced to assess compliance with current Good Manufacturing Practices, or cGMP, requirements and to assure that the facilities, methods and controls are adequate to preserve the product’s identity, strength, quality and purity;

•	satisfactory completion of FDA audits of clinical trial sites to assure compliance with GCPs and the integrity of the clinical data;
•	payment of user fees and securing FDA approval of the NDA; and
•	compliance with any post-approval requirements, including Risk Evaluation and Mitigation Strategies, or REMS, and post-approval studies required by the FDA.
Preclinical Studies
Preclinical studies include laboratory evaluation of the purity and stability of the manufactured drug substance or active pharmaceutical ingredient and the formulated drug or drug product, as well as in vitro and animal studies to assess the safety and activity of the drug for initial testing in humans and to establish a rationale for therapeutic use. The conduct of preclinical studies is subject to federal regulations and requirements, including GLP regulations. The results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and plans for clinical trials, among other things, are submitted to the FDA as part of an IND. Some long-term preclinical testing, such as 6-month toxicology studies, may continue after the IND is submitted.
Companies usually must complete some long-term preclinical testing, such as 6-month toxicology studies, and must also develop additional information about the chemistry and physical characteristics of the investigational product and finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the candidate product and, among other things, the manufacturer must develop methods for testing the identity, strength, quality and purity of the final product. Additionally, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the candidate product does not undergo unacceptable deterioration over its shelf life.
The IND and IRB Processes
An IND is an exemption from the FDCA that allows an unapproved drug to be shipped in interstate commerce for use in an investigational clinical trial. In support of a request for an IND, applicants must submit a protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND. In addition, the results of preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and plans for clinical trials, among other things, are submitted to the FDA as part of an IND. An IND goes into effect 30-days after its filing, unless during this 30-day period the FDA raises concerns or questions and imposes a clinical hold.
A clinical hold is an order issued by the FDA to the sponsor to delay a proposed clinical investigation or to suspend an ongoing investigation. A partial clinical hold is a delay or suspension of only part of the clinical work requested under the IND. For example, a specific protocol or part of a protocol is not allowed to proceed, while other protocols may do so. No more than 30 days after imposition of a clinical hold or partial clinical hold, the FDA will provide the sponsor a written explanation of the basis for the hold. Following issuance of a clinical hold or partial clinical hold, an investigation may only resume after the FDA has notified the sponsor that the investigation may proceed. The FDA will base that determination on information provided by the sponsor correcting the deficiencies previously cited or otherwise satisfying the FDA that the investigation can proceed. The FDA may also place a clinical hold or partial clinical hold on a trial after a clinical trial has begun.
A sponsor may choose, but is not required, to conduct a foreign clinical trial under an IND. When a foreign clinical trial is conducted under an IND, all FDA IND requirements must be met unless waived. When the foreign clinical trial is not conducted under an IND, the sponsor must ensure that the trial complies with certain FDA regulatory requirements in order to use the trial as support for an IND or application for marketing approval, including that such trials must be conducted in accordance with GCP, including review and approval by an independent ethics committee, or IEC, and obtaining informed consent from subjects. The GCP requirements in the final rule encompass both ethical and data integrity standards for clinical studies. The FDA’s regulations are intended to help ensure the protection of human patients enrolled in non-IND foreign clinical studies, as well as the quality and integrity of the resulting data. They further help ensure that non-IND foreign studies are conducted in a manner comparable to that required for IND studies.
In addition, an IRB representing each institution participating in the clinical trial must review and approve the plan for any clinical trial before it commences at that institution, and the IRB must exercise continuing supervision over the trial. The IRB must review and approve, among other things, the trial protocol and informed consent information to be provided to trial subjects. An IRB must operate in compliance with FDA regulations. An IRB can suspend or terminate approval of a clinical trial at its institution, or an institution it represents, if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the product candidate has been associated with unexpected serious harm to patients.
Additionally, some trials are overseen by an independent group of qualified experts organized by the trial sponsor, known as a data safety monitoring board or committee. This group provides authorization for whether or not a trial may move forward at designated check points based on access that only the group maintains to available data from the trial. Suspension or termination of development during any phase of clinical trials can occur if it is determined that the participants or patients are being exposed to an unacceptable health risk. Other reasons for suspension or termination may be made by Ocuphire based on evolving business objectives and/or competitive climate.
Information about certain clinical trials must be submitted within specific timeframes to the National Institutes of Health, or NIH, for public dissemination on its ClinicalTrials.gov website.
Human Clinical Trials in Support of an NDA
Clinical trials involve the administration of the investigational product to human patients under the supervision of qualified investigators in accordance with GCP requirements, which include, among other things, the requirement that all research patients provide their informed consent in writing before their participation in any clinical trial. Clinical trials are conducted under written trial protocols detailing, among other things, the inclusion and exclusion criteria, the objectives of the trial, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated.
Human clinical trials are typically conducted in 3 sequential phases, but the phases may overlap.
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Phase 1. The drug is initially introduced into healthy human patients or, in certain indications such as cancer, patients with the target disease or condition and tested for safety, dosage tolerance, absorption, metabolism, distribution, excretion and, if possible, to gain an early indication of its effectiveness and to determine optimal dosage.

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Phase 2. The drug is administered to a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage.

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Phase 3. The drug is administered to an expanded patient population, generally at geographically dispersed clinical trial sites, in well-controlled clinical trials to generate enough data to statistically evaluate the efficacy and safety of the product for approval, to establish the overall risk-benefit profile of the product and to provide adequate information for the labeling of the product.

Reports detailing activities under and the status of an IND must be submitted at least annually to the FDA. In addition, IND safety reports must be submitted to the FDA for any of the following: serious and unexpected suspected adverse reactions; findings from other studies or animal or in vitro testing that suggest a significant risk in humans exposed to the drug; and any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator brochure. Phase 1, Phase 2 and Phase 3 clinical trials may not be completed successfully within any specified period, or at all. Furthermore, the FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution, or an institution it represents, if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients. The FDA will typically inspect one or more clinical sites to assure compliance with GCP and the integrity of the clinical data submitted.
Concurrent with clinical trials, companies often complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the drug as well as finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the drug candidate and, among other things, must develop methods for testing the identity, strength, quality, purity, and potency of the final drug. Additionally, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the drug candidate does not undergo unacceptable deterioration over its shelf life.
Submission of an NDA to the FDA
Assuming successful completion of required clinical testing and other requirements, the results of the preclinical studies and clinical trials, together with detailed information relating to the product’s chemistry, manufacture, controls and proposed labeling, among other things, are submitted to the FDA as part of an NDA requesting approval to market the drug product for one or more indications. Under federal law, the submission of most NDAs is subject to an application user fee, which for federal fiscal year 2020 is $2,942,965 for an application requiring clinical data. The sponsor of an approved NDA is also subject to an annual prescription drug program fee, which for fiscal year 2020 is $325,424. Certain exceptions and waivers are available for some of these fees, such as an exception from the application fee for drugs with orphan designation and a waiver for certain small businesses.
The FDA conducts a preliminary review of an NDA within 60 days of its receipt and informs the sponsor by the 74th day after the FDA’s receipt of the submission to determine whether the application is sufficiently complete to permit substantive review. The FDA may request additional information rather than accept an NDA for filing. In this event, the application must be resubmitted with the additional information. The resubmitted application is also subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review. The FDA has agreed to certain performance goals in the review process of NDAs. The goal for review of most standard applications is within 10 months from the date of filing, and for “priority review” products the review goal is within 6 months of filing. The review process may be extended by the FDA for 3 additional months to consider new information or clarification provided by the applicant to address an outstanding deficiency identified by the FDA following the original submission.
Before approving an NDA, the FDA typically will inspect the facility or facilities where the product is or will be manufactured. These pre-approval inspections may cover all facilities associated with an NDA submission, including drug component manufacturing (such as active pharmaceutical ingredients), finished drug product manufacturing, and control testing laboratories. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA, the FDA will typically inspect one or more clinical sites to assure compliance with GCP.
In addition, as a condition of approval, the FDA may require an applicant to develop a REMS. REMS use risk minimization strategies to ensure that the benefits of the product outweigh the potential risks. REMS can include medication guides, physician communication plans for healthcare professionals, and elements to assure safe use, or ETASU. ETASU may include, but are not limited to, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring, and the use of patient registries. The FDA may require a REMS at the time of approval or post-approval if it becomes aware of a serious risk associated with use of the product. The requirement for a REMS can materially affect the potential market and profitability of a product.
The FDA may refer an application for a novel drug to an advisory committee or explain why such referral was not made. Typically, an advisory committee is a panel of independent experts, including clinicians and other scientific experts, that reviews, evaluates and provides a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.
Fast Track, Breakthrough Therapy, and Priority Review Designations
The FDA is authorized to designate certain products for expedited review if they are intended to address an unmet medical need in the treatment of a serious or life-threatening disease or condition. These programs are referred to as fast track designation, breakthrough therapy designation, and priority review designation.
Specifically, the FDA may designate a product for Fast Track review if it is intended, whether alone or in combination with one or more other products, for the treatment of a serious or life-threatening disease or condition, and it demonstrates the potential to address unmet medical needs for such a disease or condition. For Fast Track products, sponsors may have greater interactions with the FDA and the FDA may initiate review of sections of a Fast Track product’s application before the application is complete. The sponsor must also provide, and the FDA must approve, a schedule for the submission of the remaining information and the sponsor must pay applicable user fees. However, the FDA’s time period goal for reviewing a Fast Track application does not begin until the last section of the application is submitted. In addition, the Fast Track designation may be withdrawn by the FDA if the FDA believes that the designation is no longer supported by data emerging in the clinical trial process.
Second, a product may be designated as a Breakthrough Therapy if it is intended, either alone or in combination with one or more other products, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. The FDA may take certain actions with respect to Breakthrough Therapies, including holding meetings with the sponsor throughout the development process; providing timely advice to the product sponsor regarding development and approval; involving more senior staff in the review process; assigning a cross-disciplinary project lead for the review team; and taking other steps to design the clinical trials in an efficient manner.
Third, the FDA may designate a product for Priority Review if it is a product that treats a serious condition and, if approved, would provide a significant improvement in safety or effectiveness. The FDA determines, on a case- by-case basis, whether the proposed product represents a significant improvement when compared with other available therapies. Significant improvement may be illustrated by evidence of increased effectiveness in the treatment of a condition, elimination or substantial reduction of a treatment-limiting product reaction, documented enhancement of patient compliance that may lead to improvement in serious outcomes, and evidence of safety and effectiveness in a new subpopulation. A priority designation is intended to direct overall attention and resources to the evaluation of such applications, and to shorten the FDA’s goal for taking action on a marketing application from 10 months to 6 months.
The FDA’s Decision on an NDA
On the basis of the FDA’s evaluation of the NDA and accompanying information, including the results of the inspection of the manufacturing facilities, the FDA may issue an approval letter or a complete response letter. An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications. A complete response letter generally outlines the deficiencies in the submission and may require substantial additional testing or information in order for the FDA to reconsider the application. If and when those deficiencies have been addressed to the FDA’s satisfaction in a resubmission of the NDA, the FDA will issue an approval letter. The FDA has committed to reviewing such resubmissions in 2 or 6 months depending on the type of information included. Even with submission of this additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.
If the FDA approves a product, it may limit the approved indications for use for the product, require that contraindications, warnings or precautions be included in the product labeling, require that post-approval studies, including Phase 4 clinical trials, be conducted to further assess the drug’s safety after approval, require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution restrictions or other risk management mechanisms, including REMS, which can materially affect the potential market and profitability of the product. The FDA may prevent or limit further marketing of a product based on the results of post-market studies or surveillance programs. After approval, many types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further testing requirements and FDA review and approval.
Post-Approval Requirements
Drugs manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to recordkeeping, periodic reporting, product sampling and distribution, advertising and promotion and reporting of adverse experiences with the product. After approval, most changes to the approved product, such as adding new indications or other labeling claims, are subject to prior FDA review and approval. There also are continuing user fee requirements for any marketed products, as well as new application fees for supplemental applications with clinical data.
In addition, drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and state agencies, and are subject to periodic unannounced inspections by the FDA and these state agencies for compliance with cGMP requirements. Changes to the manufacturing process are strictly regulated and often require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting and documentation requirements upon the sponsor and any third-party manufacturers that the sponsor may decide to use. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain cGMP compliance.
Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical trials to assess new safety risks; or imposition of distribution or other restrictions under a REMS program. Other potential consequences include, among other things:
•	restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;
•	fines, warning letters or holds on post-approval clinical trials;
•	refusal of the FDA to approve pending NDAs or supplements to approved NDAs, or suspension or revocation of product license approvals;
•	product seizure or detention, or refusal to permit the import or export of products; or
•	injunctions or the imposition of civil or criminal penalties.
The FDA strictly regulates marketing, labeling, advertising and promotion of products that are placed on the market. Drugs may be promoted only for the approved indications and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability.
In addition, the distribution of prescription pharmaceutical products is subject to the Prescription Drug Marketing Act, or PDMA, which regulates the distribution of drug samples at the federal level, and sets minimum standards for the registration and regulation of drug sample distributors by the states. Both the PDMA and state laws limit the distribution of prescription pharmaceutical product samples and impose requirements to ensure accountability in distribution.

Section 505(b)(2) NDAs
NDAs for most new drug products are based on 2 adequate and well-controlled clinical trials which must contain substantial evidence of the safety and efficacy of the proposed new product. These applications are submitted under Section 505(b)(1) of the FDCA. The FDA is, however, authorized to approve an alternative type of NDA under Section 505(b)(2) of the FDCA. This type of application allows the applicant to rely, in part, on the FDA’s previous findings of safety and efficacy for a similar product, or published literature. Specifically, Section 505(b)(2) applies to an NDA for a drug for which the investigations to show whether the drug is safe and effective and relied upon by the applicant for approval of the application “were not conducted by or for the applicant and for which the applicant has not obtained a right of reference or use from the person by or for whom the investigations were conducted.”
Thus, Section 505(b)(2) authorizes the FDA to approve an NDA based in part on safety and effectiveness data that were not developed by the applicant. Section 505(b)(2) may provide an alternate and potentially more expeditious pathway to FDA approval for new or improved formulations or new uses of previously approved products. If the Section 505(b)(2) applicant can establish that reliance on the FDA’s previous approval is scientifically appropriate, the applicant may eliminate the need to conduct certain preclinical studies or clinical trials of the new product. The FDA may also require companies to perform additional studies or measurements to support the change from the approved product. The FDA may then approve the new drug candidate for all or some of the label indications for which the referenced product has been approved, as well as for any new indication sought by the Section 505(b)(2) applicant.
Abbreviated New Drug Applications for Generic Drugs
In 1984, with passage of the Hatch-Waxman Amendments to the FDCA, Congress authorized the FDA to approve generic drugs that are the same as drugs previously approved by the FDA under the NDA provisions of the statute. To obtain approval of a generic drug, an applicant must submit an abbreviated new drug application, or ANDA, to the agency. In support of such applications, a generic manufacturer may rely on the preclinical and clinical testing previously conducted for a drug product previously approved under an NDA, known as the reference-listed drug, or RLD.
Specifically, in order for an ANDA to be approved, the FDA generally must find that the generic version is identical to the RLD with respect to the active ingredients, the route of administration, the dosage form, and the strength of the drug. The FDA must also determine that the generic drug is “bioequivalent” to the innovator drug. Under the statute, a generic drug is bioequivalent to an RLD if “the rate and extent of absorption of the drug do not show a significant difference from the rate and extent of absorption of the listed drug.”
Upon approval of an ANDA, the FDA indicates whether the generic product is “therapeutically equivalent” to the RLD in its publication Approved Drug Products with Therapeutic Equivalence Evaluations, also referred to as the Orange Book. Clinicians and pharmacists often consider a therapeutic equivalent generic drug to be fully substitutable for the RLD. In addition, by operation of certain state laws and numerous health insurance programs, the FDA’s designation of therapeutic equivalence often results in substitution of the generic drug without the knowledge or consent of either the prescribing clinicians or patient.
Under the Hatch-Waxman Amendments, the FDA may not approve an ANDA until any applicable period of non-patent exclusivity for the RLD has expired. The FDCA provides a period of five years of non-patent data exclusivity for a new drug containing a new chemical entity. For the purposes of this provision, a new chemical entity, or NCE, is a drug that contains no active moiety that has previously been approved by the FDA in any other NDA. An active moiety is the molecule or ion responsible for the physiological or pharmacological action of the drug substance. In cases where such NCE exclusivity has been granted, an ANDA may not be filed with the FDA until the expiration of five years unless the submission is accompanied by a Paragraph IV certification, in which case the applicant may submit its application four years following the original product approval.
The FDCA also provides for a period of three years of exclusivity if the NDA includes reports of one or more new clinical investigations, other than bioavailability or bioequivalence studies, that were conducted by or for the applicant and are essential to the approval of the application. This three-year exclusivity period applies to the condition(s) of use for which the new clinical investigation was conducted, and often protects changes to a previously approved drug product, such as a new dosage form, route of administration, combination or indication. Three-year exclusivity would be available for a drug product that contains a previously approved active moiety, provided the statutory requirement for a new clinical investigation is satisfied. Unlike five-year

NCE exclusivity, an award of three-year exclusivity does not block the FDA from accepting ANDAs seeking approval for generic versions of the drug as of the date of approval of the original drug product.
Hatch-Waxman Patent Certification and the 30-Month Stay
Upon approval of an NDA or a supplement thereto, NDA sponsors are required to list with the FDA each patent with claims that cover the applicant’s product or an approved method of using the product. Each of the patents listed by the NDA sponsor is published in the Orange Book. When an ANDA applicant files its application with the FDA, the applicant is required to certify to the FDA concerning any patents listed for the reference product in the Orange Book, except for patents covering methods of use for which the ANDA applicant is not seeking approval. To the extent that the Section 505(b)(2) applicant is relying on studies conducted for an already approved product, the applicant is required to certify to the FDA concerning any patents listed for the approved product in the Orange Book to the same extent that an ANDA applicant would.
Specifically, the applicant must certify with respect to each patent that: (1) the required patent information has not been filed, (2) the listed patent has expired, (3) the listed patent has not expired, but will expire on a particular date and approval is sought after patent expiration; or (4) the listed patent is invalid, unenforceable or will not be infringed by the new product.
A certification that the new product will not infringe the already approved product’s listed patents or that such patents are invalid or unenforceable is called a Paragraph IV certification. If the applicant does not challenge the listed patents or indicates that it is not seeking approval of a patented method of use, the ANDA or 505(b)(2) application will not be approved until all the listed patents claiming the referenced product have expired (other than method of use patents involving indications for which the applicant is not seeking approval).
If the ANDA applicant has provided a Paragraph IV certification to the FDA, the applicant must also send notice of the Paragraph IV certification to the NDA and patent holders once the ANDA has been accepted for filing by the FDA. The NDA and patent holders may then initiate a patent infringement lawsuit in response to the notice of the Paragraph IV certification. The filing of a patent infringement lawsuit within 45 days after the receipt of a Paragraph IV certification automatically prevents the FDA from approving the ANDA until the earlier of 30 months after the receipt of the Paragraph IV notice, expiration of the patent, or a decision in the infringement case that is favorable to the ANDA applicant.
To the extent that the Section 505(b)(2) applicant is relying on studies conducted for an already approved product, the applicant is required to certify to the FDA concerning any patents listed for the approved product in the Orange Book to the same extent that an ANDA applicant would. As a result, approval of a Section 505(b)(2) NDA can be stalled until all the listed patents claiming the referenced product have expired, until any non-patent exclusivity, such as exclusivity for obtaining approval of a new chemical entity, listed in the Orange Book for the referenced product has expired, and, in the case of a Paragraph IV certification and subsequent patent infringement suit, until the earlier of 30 months, settlement of the lawsuit or a decision in the infringement case that is favorable to the Section 505(b)(2) applicant.
Pediatric Studies and Exclusivity
Under the Pediatric Research Equity Act of 2003, an NDA or supplement thereto must contain data that are adequate to assess the safety and effectiveness of the drug product for the claimed indications in all relevant pediatric subpopulations, and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. With enactment of the Food and Drug Administration Safety and Innovation Act or FDASIA, in 2012, sponsors must also submit pediatric trial plans prior to the assessment data. Those plans must contain an outline of the proposed pediatric trial or studies the applicant plans to conduct, including trial objectives and design, any deferral or waiver requests, and other information required by regulation. The applicant, the FDA, and the FDA’s internal review committee must then review the information submitted, consult with each other, and agree upon a final plan. The FDA or the applicant may request an amendment to the plan at any time.
The FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of some or all pediatric data until after approval of the product for use in adults, or full or partial waivers from the pediatric data requirements. Additional requirements and procedures relating to deferral requests and requests for extension of deferrals are contained in FDASIA. Unless otherwise required by regulation, the pediatric data requirements do not apply to products with orphan designation.

Pediatric exclusivity is another type of non-patent marketing exclusivity in the United States and, if granted, provides for the attachment of an additional 6 months to the term of any patent or regulatory exclusivity, including orphan exclusivity. This 6-month exclusivity may be granted if an NDA sponsor submits pediatric data that fairly respond to a written request from the FDA for such data. The data do not need to show the product to be effective in the pediatric population studied; rather, if the clinical trial is deemed to fairly respond to the FDA’s request, the additional protection is granted. If reports of requested pediatric studies are submitted to and accepted by the FDA within the statutory time limits, the latest statutory or regulatory period of exclusivity or patent covering the product is extended by 6 months. This is not a patent term extension, but it effectively extends the regulatory period during which the FDA cannot approve another application.
Orphan Drug Designation and Exclusivity
Under the Orphan Drug Act, the FDA may designate a drug product as an “orphan drug” if it is intended to treat a rare disease or condition (generally meaning that it affects fewer than 200,000 individuals in the United States, or more in cases in which there is no reasonable expectation that the cost of developing and making a drug product available in the United States for treatment of the disease or condition will be recovered from sales of the product). A company must request orphan product designation before submitting an NDA. If the request is granted, the FDA will disclose the identity of the therapeutic agent and its potential use. Orphan product designation does not convey any advantage in or shorten the duration of the regulatory review and approval process.
If a product with orphan status receives the first FDA approval for the disease or condition for which it has such designation or for a select indication or use within the rare disease or condition for which it was designated, the product generally will receive orphan drug exclusivity. Orphan drug exclusivity means that the FDA may not approve any other applications for the same product for the same indication for 7 years, except in certain limited circumstances. Competitors may receive approval of different products for the indication for which the orphan product has exclusivity and may obtain approval for the same product but for a different indication. If a drug or drug product designated as an orphan product ultimately receives marketing approval for an indication broader than what was designated in its orphan product application, it may not be entitled to exclusivity.
Patent Term Restoration and Extension
A patent claiming a new drug product may be eligible for a limited patent term extension under the Hatch-Waxman Act, which permits a patent restoration of up to 5 years for patent term lost during product development and the FDA regulatory review. The restoration period granted is typically one-half the time between the effective date of an IND and the submission date of an NDA, plus the time between the submission date of an NDA and the ultimate approval date. Patent term restoration cannot be used to extend the remaining term of a patent past a total of 14 years from the product’s approval date. Only one patent applicable to an approved drug product is eligible for the extension, and the application for the extension must be submitted prior to the expiration of the patent in question. A patent that covers multiple drugs for which approval is sought can only be extended in connection with one of the approvals. The U.S. Patent and Trademark Office reviews and approves the application for any patent term extension or restoration in consultation with the FDA. Ocuphire cannot provide any assurance that any patent term extension with respect to any U.S. patent will be obtained and, if obtained, the duration of such extension, in connection with any of its product candidates.
The 21st Century Cures Act
On December 13, 2016, President Obama signed the Cures Act into law. The Cures Act is designed to modernize and personalize healthcare, spur innovation and research, and streamline the discovery and development of new therapies through increased federal funding of particular programs. It authorizes increased funding for the FDA to spend on innovation projects. The new law also amends the Public Health Service Act to reauthorize and expand funding for the NIH. The Act establishes the NIH Innovation Fund to pay for the cost of development and implementation of a strategic plan, early stage investigators and research. It also charges NIH with leading and coordinating expanded pediatric research. Further, the Cures Act directs the Centers for Disease Control and Prevention to expand surveillance of neurological diseases.
With amendments to the FDCA and the Public Health Service Act, or PHSA, Title III of the Cures Act seeks to accelerate the discovery, development, and delivery of new medicines and medical technologies. To that end, and among other provisions, the Cures Act reauthorizes the existing priority review voucher program for certain drugs intended to treat rare pediatric diseases until 2020; creates a new priority review voucher program for drug applications determined to be material national security threat medical countermeasure applications; revises the FDCA to streamline review of combination product applications; requires FDA to evaluate the potential use of “real world evidence” to help support approval of new indications for approved drugs; and provides a new “limited population” approval pathway for antibiotic and antifungal drugs intended to treat serious or life-threatening infections.
Review and Approval of Drug Products in the European Union
In order to market any product outside of the United States, a company must also comply with numerous and varying regulatory requirements of other countries and jurisdictions regarding quality, safety and efficacy and governing, among other things, clinical trials, marketing authorization, commercial sales and distribution of products. Whether or not it obtains FDA approval for a product, Ocuphire would need to obtain the necessary approvals by the comparable foreign regulatory authorities before it can commence clinical trials or marketing of the product in those countries or jurisdictions. The approval process ultimately varies between countries and jurisdictions and can involve additional product testing and additional administrative review periods. The time required to obtain approval in other countries and jurisdictions might differ from and be longer than that required to obtain FDA approval. Regulatory approval in one country or jurisdiction does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country or jurisdiction may negatively impact the regulatory process in others.
Procedures Governing Approval of Drug Products in the European Union
Pursuant to the European Clinical Trials Directive, a system for the approval of clinical trials in the European Union has been implemented through national legislation of the member states. Under this system, an applicant must obtain approval from the competent national authority of a European Union member state in which the clinical trial is to be conducted. Furthermore, the applicant may only start a clinical trial after a competent ethics committee has issued a favorable opinion. Clinical trial application must be accompanied by an investigational medicinal product dossier with supporting information prescribed by the European Clinical Trials Directive and corresponding national laws of the member states and further detailed in applicable guidance documents.
To obtain marketing approval of a product under European Union regulatory systems, an applicant must submit a marketing authorization application, or MAA, either under a centralized or decentralized procedure. The centralized procedure provides for the grant of a single marketing authorization by the European Commission that is valid for all European Union member states. The centralized procedure is compulsory for specific products, including for medicines produced by certain biotechnological processes, products designated as orphan medicinal products, advanced therapy products and products with a new active substance indicated for the treatment of certain diseases. For products with a new active substance indicated for the treatment of other diseases and products that are highly innovative or for which a centralized process is in the interest of patients, the centralized procedure may be optional.
Under the centralized procedure, the Committee for Medicinal Products for Human Use, or the CHMP, established at the European Medicines Agency, or EMA, is responsible for conducting the initial assessment of a product. The CHMP is also responsible for several post-authorization and maintenance activities, such as the assessment of modifications or extensions to an existing marketing authorization. Under the centralized procedure in the European Union, the maximum timeframe for the evaluation of an MAA is 210 days, excluding clock stops, when additional information or written or oral explanation is to be provided by the applicant in response to questions of the CHMP. Accelerated evaluation might be granted by the CHMP in exceptional cases when a medicinal product is of major interest from the point of view of public health and in particular from the viewpoint of therapeutic innovation. In this circumstance, the EMA ensures that the opinion of the CHMP is given within 150 days.
The decentralized procedure is available to applicants who wish to market a product in various European Union member states where such product has not received marketing approval in any European Union member states before. The decentralized procedure provides for approval by one or more other, or concerned, member states of an assessment of an application performed by one-member state designated by the applicant, known as the reference member state. Under this procedure, an applicant submits an application based on identical dossiers and related materials, including a draft summary of product characteristics, and draft labeling and package leaflet, to the reference member state and concerned member states. The reference member state prepares a draft assessment report and drafts of the related materials within 210 days after receipt of a valid application. Within 90 days of receiving the reference member state’s assessment report and related materials, each concerned member state must decide whether to approve the assessment report and related materials.
If a member state cannot approve the assessment report and related materials on the grounds of potential serious risk to public health, the disputed points are subject to a dispute resolution mechanism and may eventually be referred to the European Commission, whose decision is binding on all member states.
Within this framework, manufacturers may seek approval of hybrid medicinal products under Article 10(3) of Directive 2001/83/EC. Hybrid applications rely, in part, on information and data from a reference product and new data from appropriate pre-clinical tests and clinical trials. Such applications are necessary when the proposed product does not meet the strict definition of a generic medicinal product, or bioavailability studies cannot be used to demonstrate bioequivalence, or there are changes in the active substance(s), therapeutic indications, strength, pharmaceutical form or route of administration of the generic product compared to the reference medicinal product. In such cases the results of tests and trials must be consistent with the data content standards required in the Annex to the Directive 2001/83/EC, as amended by Directive 2003/63/EC.
Hybrid medicinal product applications have automatic access to the centralized procedure when the reference product was authorized for marketing via that procedure. Where the reference product was authorized via the decentralized procedure, a hybrid application may be accepted for consideration under the centralized procedure if the applicant shows that the medicinal product constitutes a significant therapeutic, scientific or technical innovation, or the granting of a community authorization for the medicinal product is in the interest of patients at the community level.
Clinical Trial Approval in the European Union
Requirements for the conduct of clinical trials in the European Union including Good Clinical Practice, or GCP, are set forth in the Clinical Trials Directive 2001/20/EC and the GCP Directive 2005/28/EC. Pursuant to Directive 2001/20/EC and Directive 2005/28/EC, as amended, a system for the approval of clinical trials in the European Union has been implemented through national legislation of the E.U. member states. Under this system, approval must be obtained from the competent national authority of each E.U. member state in which a trial is planned to be conducted. To this end, a CTA is submitted, which must be supported by an investigational medicinal product dossier, or IMPD, and further supporting information prescribed by Directive 2001/20/EC and Directive 2005/28/EC and other applicable guidance documents. Furthermore, a clinical trial may only be started after a competent ethics committee has issued a favorable opinion on the clinical trial application in that country.
In April 2014, the E.U. passed the new Clinical Trials Regulation, (EU) No 536/2014, which will replace the current Clinical Trials Directive 2001/20/EC. To ensure that the rules for clinical trials are identical throughout the European Union, the new E.U. clinical trials legislation was passed as a regulation that is directly applicable in all E.U. member states. All clinical trials performed in the European Union are required to be conducted in accordance with the Clinical Trials Directive 2001/20/EC until the new Clinical Trials Regulation (EU) No 536/2014 becomes applicable. According to the current plans of EMA, the new Clinical Trials Regulation will become applicable in October 2018. The Clinical Trials Directive 2001/20/EC will, however, still apply three years from the date of entry into application of the Clinical Trials Regulation to (i) clinical trials applications submitted before the entry into application and (ii) clinical trials applications submitted within one year after the entry into application if the sponsor opts for old system.
The new Clinical Trials Regulation aims to simplify and streamline the approval of clinical trial in the European Union. The main characteristics of the regulation include: a streamlined application procedure via a single entry point, the E.U. portal; a single set of documents to be prepared and submitted for the application as well as simplified reporting procedures that will spare sponsors from submitting broadly identical information separately to various bodies and different member states; a harmonized procedure for the assessment of applications for clinical trials, which is divided into two parts (Part I is assessed jointly by all member states concerned, and Part II is assessed separately by each member state concerned); strictly defined deadlines for the assessment of clinical trial applications; and the involvement of the ethics committees in the assessment procedure in accordance with the national law of the member state concerned but within the overall timelines defined by the Clinical Trials Regulation.
Periods of Authorization and Renewals
Marketing authorization is valid for five years in principle and the marketing authorization may be renewed after five years on the basis of a re-evaluation of the risk-benefit balance by the EMA or by the competent authority of the authorizing member state. To this end, the marketing authorization holder must provide the EMA or the competent authority with a consolidated version of the file in respect of quality, safety and efficacy, including all variations introduced since the marketing authorization was granted, at least six months before the marketing authorization ceases to be valid. Once renewed, the marketing authorization is valid for an unlimited period, unless the European Commission or the competent authority decides, on justified grounds relating to pharmacovigilance, to proceed with one additional five-year renewal. Any authorization which is not followed by the actual placing of the drug on the European Union market (in case of centralized procedure) or on the market of the authorizing member state within three years after authorization ceases to be valid (the so-called sunset clause).
Data and Market Exclusivity in the European Union
In the European Union, new chemical entities qualify for eight years of data exclusivity upon marketing authorization and an additional two years of market exclusivity. This data exclusivity, if granted, prevents regulatory authorities in the European Union from referencing the innovator’s data to assess a generic (abbreviated) application for eight years, after which generic marketing authorization can be submitted, and the innovator’s data may be referenced, but not approved for two years. The overall ten-year period will be extended to a maximum of eleven years if, during the first eight years of those ten years, the marketing authorization holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies. Even if a compound is considered to be a new chemical entity and the sponsor is able to gain the prescribed period of data exclusivity, another company nevertheless could also market another version of the product if such company can complete a full MAA with a complete database of pharmaceutical test, preclinical tests and clinical trials and obtain marketing approval of its product.
Orphan Drug Designation and Exclusivity
Regulation 141/2000 provides that a drug shall be designated as an orphan drug if its sponsor can establish: that the product is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition affecting not more than five in ten thousand persons in the European Community when the application is made, or that the product is intended for the diagnosis, prevention or treatment of a life-threatening, seriously debilitating or serious and chronic condition in the European Community and that without incentives it is unlikely that the marketing of the drug in the European Community would generate sufficient return to justify the necessary investment. For either of these conditions, the applicant must demonstrate that there exists no satisfactory method of diagnosis, prevention or treatment of the condition in question that has been authorized in the European Community or, if such method exists, the drug will be of significant benefit to those affected by that condition.
Regulation 847/2000 sets out criteria and procedures governing designation of orphan drugs in the European Union. Specifically, an application for designation as an orphan product can be made any time prior to the filing of an application for approval to market the product. Marketing authorization for an orphan drug leads to a ten-year period of market exclusivity. This period may, however, be reduced to six years if, at the end of the fifth year, it is established that the product no longer meets the criteria for orphan drug designation, for example because the product is sufficiently profitable not to justify market exclusivity. Market exclusivity can be revoked only in very selected cases, such as consent from the marketing authorization holder, inability to supply sufficient quantities of the product, demonstration of “clinically relevant superiority” by a similar medicinal product, or, after a review by the Committee for Orphan Medicinal Products, requested by a member state in the fifth year of the marketing exclusivity period (if the designation criteria are believed to no longer apply). Medicinal products designated as orphan drugs pursuant to Regulation 141/2000 shall be eligible for incentives made available by the European Community and by the member states to support research into, and the development and availability of, orphan drugs.
Regulatory Requirements after Marketing Authorization
As in the United States, both marketing authorization holders and manufacturers of medicinal products are subject to comprehensive regulatory oversight by the EMA and the competent authorities of the individual EU Member States both before and after grant of the manufacturing and marketing authorizations. The holder of an EU marketing authorization for a medicinal product must, for example, comply with EU pharmacovigilance legislation and its related regulations and guidelines which entail many requirements for conducting pharmacovigilance, or the assessment and monitoring of the safety of medicinal products. The manufacturing process for medicinal products in the European Union is also highly regulated and regulators may shut down manufacturing facilities that they believe do not comply with regulations. Manufacturing requires a manufacturing authorization, and the manufacturing authorization holder must comply with various requirements set out in the applicable EU laws, including compliance with EU cGMP standards when manufacturing medicinal products and active pharmaceutical ingredients.
In the European Union, the advertising and promotion of approved products are subject to EU Member States’ laws governing promotion of medicinal products, interactions with clinicians, misleading and comparative advertising and unfair commercial practices. In addition, other legislation adopted by individual EU Member States may apply to the advertising and promotion of medicinal products. These laws require that promotional materials and advertising in relation to medicinal products comply with the product’s Summary of Product Characteristics, or SmPC, as approved by the competent authorities. Promotion of a medicinal product that does not comply with the SmPC is considered to constitute off-label promotion, which is prohibited in the European Union.
Pharmaceutical Coverage, Pricing and Reimbursement
Significant uncertainty exists as to the coverage and reimbursement status of products approved by the FDA and other government authorities. Sales of products will depend, in part, on the extent to which third-party payors, including government health programs in the United States such as Medicare and Medicaid, commercial health insurers and managed care organizations, provide coverage, and establish adequate reimbursement levels for, such products. The process for determining whether a payor will provide coverage for a product may be separate from the process for setting the price or reimbursement rate that the payor will pay for the product once coverage is approved. Third-party payors are increasingly challenging the prices charged, examining the medical necessity, and reviewing the cost-effectiveness of medical products and services and imposing controls to manage costs. Third-party payors may limit coverage to specific products on an approved list, or formulary, which might not include all of the approved products for a particular indication.
In order to secure coverage and reimbursement for any product that might be approved for sale, a company may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of the product, in addition to the costs required to obtain FDA or other comparable regulatory approvals. Nonetheless, product candidates may not be considered medically necessary or cost effective. Additionally, a payor’s decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved. Further, one payor’s determination to provide coverage for a drug product does not assure that other payors will also provide coverage for the drug product. Third-party reimbursement may not be sufficient to maintain price levels high enough to realize an appropriate return on investment in product development.
The containment of healthcare costs also has become a priority of federal, state and foreign governments and the prices of drugs have been a focus in this effort. Governments have shown significant interest in implementing cost-containment programs, including price controls, restrictions on reimbursement and requirements for substitution of generic products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit a company’s revenue generated from the sale of any approved products. Coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which a company or its collaborators receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

Outside the United States, ensuring adequate coverage and payment for its product candidates will face challenges. Pricing of prescription pharmaceuticals is subject to governmental control in many countries. Pricing negotiations with governmental authorities can extend well beyond the receipt of regulatory marketing approval for a product and may require Ocuphire to conduct a clinical trial that compares the cost effectiveness of its product candidates or products to other available therapies. The conduct of such a clinical trial could be expensive and result in delays in Ocuphire’s commercialization efforts.
In the European Union, pricing and reimbursement schemes vary widely from country to country. Some countries provide that drug products may be marketed only after a reimbursement price has been agreed. Some countries may require the completion of additional studies that compare the cost-effectiveness of a particular drug candidate to currently available therapies. For example, the European Union provides options for its member states to restrict the range of drug products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. European Union member states may approve a specific price for a drug product, or it may instead adopt a system of direct or indirect controls on the profitability of Ocuphire placing the drug product on the market. Other member states allow companies to fix their own prices for drug products but monitor and control company profits. The downward pressure on healthcare costs in general, particularly prescription drugs, has become intense. As a result, increasingly high barriers are being erected to the entry of new products. In addition, in some countries, cross-border imports from low-priced markets exert competitive pressure that may reduce pricing within a country. Any country that has price controls or reimbursement limitations for drug products may not allow favorable reimbursement and pricing arrangements.
Healthcare Law and Regulation
Healthcare providers and third-party payors play a primary role in the recommendation and prescription of drug products that are granted regulatory approval. Arrangements with providers, consultants, third-party payors and customers are subject to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain Ocuphire’s business and/or financial arrangements. Such restrictions under applicable federal and state healthcare laws and regulations, include the following:
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the federal Anti-Kickback Statute, which prohibits, among other things, persons and entities from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made, in whole or in part, under a federal healthcare program such as Medicare and Medicaid;

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the federal civil and criminal false claims laws, including the civil False Claims Act, and civil monetary penalties laws, which prohibit individuals or entities from, among other things, knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government;

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the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created additional federal criminal laws that prohibit, among other things, knowingly and willingly executing, or attempting to execute, a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act and its implementing regulations, which also imposes obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

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the federal transparency requirements known as the federal Physician Payments Sunshine Act, under the Patient Protection and Affordable Care Act, as amended by the Health Care Education Reconciliation Act, or the Affordable Care Act, which requires certain manufacturers of drugs, devices, biologics and medical supplies to report specially to the Centers for Medicare & Medicaid Services, or CMS, within the U.S. Department of Health and Human Services, information related to payments and other transfers of value to clinicians and teaching hospitals and clinician ownership and investment interests; and

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analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, which may apply to healthcare items or services that are reimbursed by non-governmental third-party payors, including private insurers.

Some state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government in addition to requiring drug manufacturers to report information related to payments to clinicians and other healthcare providers or marketing expenditures. State and foreign laws also govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.
Healthcare Reform
A primary trend in the United States healthcare industry and elsewhere is cost containment. There have been several federal and state proposals during the last few years regarding the pricing of pharmaceutical products, limiting coverage and reimbursement for drugs and other medical products, government control and other changes to the healthcare system in the United States.
In March 2010, the United States Congress enacted the Affordable Care Act, or ACA, which, among other things, includes changes to the coverage and payment for products under government healthcare programs. Among the provisions of the ACA of importance to Ocuphire’s potential drug candidates are:
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a special, nondeductible fee on any entity that manufactures or imports specified branded prescription drugs and biologic agents, apportioned among these entities according to their market share in certain government healthcare programs, although this fee would not apply to sales of certain products approved exclusively for orphan indications;

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expansion of eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to certain individuals with income at or below 133% of the federal poverty level, thereby potentially increasing a manufacturer’s Medicaid rebate liability;

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expanded manufacturers’ rebate liability under the Medicaid Drug Rebate Program by increasing the minimum rebate for both branded and generic drugs and revising the definition of “average manufacturer price,” or AMP, for calculating and reporting Medicaid drug rebates on outpatient prescription drug prices and extending rebate liability to prescriptions for individuals enrolled in Medicare Advantage plans; addressed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected;

•	expanded the types of entities eligible for the 340B drug discount program;
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established the Medicare Part D coverage gap discount program by requiring manufacturers to provide a 50% point-of-sale-discount off the negotiated price of applicable brand drugs to eligible beneficiaries during their coverage gap period as a condition for the manufacturers’ outpatient drugs to be covered under Medicare Part D;

•	a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research;
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the Independent Payment Advisory Board, or IPAB, which has authority to recommend certain changes to the Medicare program to reduce expenditures by the program that could result in reduced payments for prescription drugs. However, the IPAB implementation has been not been clearly defined. The ACA provided that under certain circumstances, IPAB recommendations will become law unless Congress enacts legislation that will achieve the same or greater Medicare cost savings; and

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established the Center for Medicare and Medicaid Innovation within CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending. Funding has been allocated to support the mission of the Center for Medicare and Medicaid Innovation from 2011 to 2019.

Other legislative changes have been proposed and adopted in the United States since the ACA was enacted. For example, in August 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2012 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers of up to 2% per fiscal year, which went into effect in April 2013 and will remain in effect through 2024 unless additional Congressional action is taken. In January 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, further reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.
There may be additional legislative changes, including potentially repeal and replacement of certain provisions of the ACA. It remains to be seen, however, whether new legislation will be enacted and, if so, precisely what any new legislation will provide and what impact it will have on the availability of healthcare and containing or lowering the cost of healthcare. It is possible that any repeal and replacement initiatives, if enacted into law, could ultimately result in fewer individuals having health insurance coverage or in individuals having insurance coverage with less generous benefits. While the timing and scope of any potential future legislation to repeal and replace ACA provisions is highly uncertain in many respects, it is also possible that some of the ACA provisions that generally are not favorable for the research-based pharmaceutical industry could also be repealed along with ACA coverage expansion provisions.
Employees
As of September 10, 2020, Ocuphire had three employees, all of whom were full-time, one of whom holds a Ph.D. degree, all of whom were engaged in research and development activities, and two of whom were also engaged in business development, finance, human resources, or administrative support. Ocuphire is evaluating candidates for several senior full-time positions but plans to continue to utilize expert consultants and contract organizations to execute the day to day operations. None of Ocuphire’s employees are represented by labor unions or covered by collective bargaining agreements. Ocuphire believes that it maintains good relations with its employees.
Facilities
Ocuphire’s headquarters is currently located in Farmington Hills, Michigan, and consists of approximately 1,600 square feet of leased office space under a lease that expires on December 31, 2020. Ocuphire may extend its current space or require additional space and facilities as its business expands, and it believes that suitable additional and alternative spaces will be available in the future on commercially reasonable terms.
Legal Proceedings
Ocuphire is not currently subject to any material pending legal proceedings.

REXAHN MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis should be read in conjunction with Rexahn’s financial statements and related notes included elsewhere in this proxy statement/prospectus/information statement. This discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties. Rexahn’s actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set out under “Risk Factors” and elsewhere in this proxy statement/prospectus/information statement. See “Cautionary Note Concerning Forward-Looking Statements” elsewhere in this proxy statement/prospectus/information statement.
Overview
Rexahn is a clinical stage biopharmaceutical company that has been focused on the development of innovative therapies to improve patient outcomes in cancers that are difficult to treat. Rexahn’s pipeline has featured two clinical-stage product candidates and additional compounds in preclinical development.
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RX-3117 is a novel, investigational oral, small molecule nucleoside compound. Once intracellularly activated (phosphorylated) by the enzyme UCK2, it is incorporated into the DNA or RNA of cells and inhibits both DNA and RNA synthesis, which induces apoptotic cell death of tumor cells. RX-3117 has been the subject of a Phase 2a clinical trial in combination with Celgene’s ABRAXANE® (paclitaxel protein-bound particles for injectable suspension) as a first-line treatment in patients newly diagnosed with metastatic pancreatic cancer. The trial reached its target enrollment in February 2019. As of July 24, 2019, an overall response rate of 23% had been observed in 40 patients that had at least one scan on treatment. Preliminary and unaudited data indicates that the median progression free survival for patients in the study is approximately 5.4 months. Complete data from the trial is expected to be available in 2020. Rexahn does not plan to conduct or sponsor any additional trials with RX-3117.

On March 10, 2020, Rexahn amended the BioSense Agreement to advance the development and commercialization of RX-3117 for all human uses in the Territory. Under the terms of the BioSense Agreement, upon payment in full of an upfront payment, Rexahn will grant BioSense an exclusive license to develop and commercialize pharmaceutical products containing RX-3117 as a single agent for all human uses in the Territory and assign and transfer to BioSense all of Rexahn’s patents and patent applications related to RX-3117 in the Territory. The upfront payment consists of an aggregate of $1,650,000, of which $1,550,000 has been received to date. Under the BioSense Agreement, Rexahn is eligible to receive milestone payments in an aggregate of up to $84.5 million upon the achievement of development, regulatory and commercial goals and will also be eligible to receive tiered royalties in the mid-single digits to low tens on annual net sales in the Territory.
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RX-5902 is a potential small molecule modulator of the Wnt/beta-catenin pathway which plays a key role in cancer cell proliferation and tumor growth. In August 2018, Rexahn entered into the Collaboration Agreement with Merck to evaluate the combination of RX-5902 and Merck’s anti-PD-1 therapy, KEYTRUDA® (pembrolizumab) in a Phase 2 trial in patients with metastatic TNBC. On April 7, 2020, Rexahn notified Merck that it was terminating the Collaboration Agreement, effective immediately, in connection with Rexahn’s determination to discontinue development of RX-5902 for the treatment of TNBC. Rexahn does not plan to conduct or sponsor any additional trials with RX-5902.

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RX-0301 is a potential potent inhibitor of the synthesis of the protein kinase Akt-1, which Rexahn believes plays a critical role in cancer cell proliferation, survival, angiogenesis, metastasis, and drug resistance. RX-0301 is currently in preclinical development by HaiChang as a nano-liposomal formulation of RX-0201 (Archexin®) using HaiChang’s proprietary QTsome™ technology. On February 8, 2020, Rexahn entered into the HaiChang Agreement, pursuant to which Rexahn granted HaiChang an exclusive (even as to Rexahn), royalty-bearing, sublicensable worldwide license to research, develop and commercialize RX-0201 and RX-0301. The HaiChang Agreement supersedes a prior agreement with HaiChang to develop RX-0301 under which HaiChang was to conduct certain preclinical and clinical activities through completion of a Phase 2a proof-of-concept clinical trial in HCC.

Rexahn has no product sales to date, and its major sources of working capital have been proceeds from various private and public financings and licensing and collaboration agreements with its partners.
Merger Agreement
In September 2019, Rexahn commenced a process to explore and evaluate strategic alternatives to enhance stockholder value, and had engaged Oppenheimer as its financial advisor to assist Rexahn in this process. Rexahn then commenced an extensive process of evaluating strategic alternatives, including identifying and reviewing potential candidates for a strategic acquisition or other transaction as described in the section entitled “The Merger—Background of the Merger.” On June 17, 2020, Rexahn entered into the Original Merger Agreement with Ocuphire, as amended by the Merger Agreement Amendment, pursuant to which Rexahn’s wholly owned subsidiary, Merger Sub, will merge with and into Ocuphire, with Ocuphire surviving as Rexahn’s wholly owned subsidiary in an all-stock transaction. Pursuant to the Merger Agreement, at the Effective Time, Rexahn will enter into the CVR Agreement, pursuant to which, for each share of Rexahn common stock held, Rexahn Stockholders of record as of immediately prior to the Effective Time will receive one CVR. The discussion below excludes any impact that may result from the proposed merger. The proposed merger has been approved by the boards of directors of both companies and is expected to close in the second half of 2020, subject to approval by the Rexahn Stockholders and Ocuphire Stockholders as well as certain other closing conditions. The total fees and costs of the proposed merger are expected to be material to Rexahn’s results of operations in 2020. Following the merger, the combined company will be a clinical-stage ophthalmic biopharmaceutical company focused on developing and commercializing therapies for the treatment of several eye disorders.
Although Rexahn has entered into the Merger Agreement and intends to consummate the merger, there is no assurance that it will be able to successfully consummate the merger on a timely basis, or at all. If, for any reason, the merger does not close, the Rexahn Board may elect to, among other things, attempt to complete another strategic transaction like the merger, attempt to sell or otherwise dispose of the various assets of Rexahn, resume its research and development activities and continue to operate the business of Rexahn or dissolve and liquidate its assets. If Rexahn decides to dissolve and liquidate its assets, Rexahn would be required to pay all of its debts and contractual obligations, and to set aside certain reserves for potential future claims, and there can be no assurances as to the amount or timing of available cash left, if any, to distribute to stockholders after paying the debts and other obligations of Rexahn and setting aside funds for reserves. If Rexahn were to continue its business, it would need to raise a substantial amount of cash to fund ongoing operations and future development activities for its existing product candidates and any new product candidates that it acquires.
Securities Purchase Agreement
On June 29, 2020, Ocuphire, Rexahn and certain institutional healthcare investors, accredited investors and certain directors and officers of Ocuphire (the “Investors”) entered into a Securities Purchase Agreement, which amended and restated in its entirety the prior securities purchase agreement among the same parties dated June 17, 2020 (the “Securities Purchase Agreement”). Pursuant to the Securities Purchase Agreement, the Investors agreed to invest a total of $21.15 million in cash (the “Purchase Price”) to fund the combined company following the merger (the “Pre-Merger Financing”). In return, based on an agreed upon pre-money valuation of the combined company of $120 million, Ocuphire will issue shares of Ocuphire common stock to the Investors, which shares will be exchangeable in the merger for approximately 15% of the combined company on a fully diluted basis (the “Initial Shares”). In addition, (i) Ocuphire will deposit three times the number of Initial Shares into escrow with an escrow agent for the benefit of the Investors, to be exchanged for Rexahn common stock in the merger, and to be delivered, in whole or in part, based on the formula set forth in the Securities Purchase Agreement, out of escrow to the Investors if 85% of the average of the five lowest volume-weighted average trading prices of a share of Rexahn common stock on Nasdaq during the first ten trading days (or earlier, at the election of any Investor) immediately following the closing date of the Pre-Merger Financing (which closing date will be the same date as the Closing) is lower than the effective price per share paid by the Investors for the shares of Rexahn common stock issued at Closing in exchange for the Initial Shares, and (ii) on the tenth trading day following the closing date of the Pre-Merger Financing (the “warrant closing date”), Rexahn will issue to the Investors (x) Series A warrants to purchase shares of Rexahn common stock and (y) Series B warrants to purchase shares of Rexahn common stock. See the section of this proxy statement/prospectus/information statement entitled “Agreements Related to the Merger—Pre-Merger Financing.”

COVID-19
The outbreak of the COVID-19 disease, which the World Health Organization declared a pandemic in March 2020, has led to disruption in the global economy and the biopharmaceutical industry. The extent of the COVID-19 pandemic’s impact on Rexahn’s business, financial condition and results of operations, as well as on its ability to consummate the merger, is highly uncertain and will depend on various factors, including the duration and scope of the pandemic, restrictions on business and social distancing guidelines that may be requested or mandated by governmental authorities, other actions taken to contain the impact of the pandemic, and Rexahn’s access to additional capital.
Critical Accounting Policies
A “critical accounting policy” is one which is both important to the portrayal of Rexahn’s financial condition and results and requires Rexahn management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Rexahn’s accounting policies are in accordance with U.S. generally accepted accounting principles and their basis of application is consistent with that of the previous year. Rexahn’s significant estimates include assumptions made in estimating the fair values of stock-based compensation, warrant liabilities, marketable securities and Rexahn’s assessment relating to costs incurred on research and development contracts.
Research and Development
Research and development costs are expensed as incurred. Research and development expenses consist primarily of third-party service costs under research and development agreements, salaries and related personnel costs, as well as stock-based compensation related to these costs, costs to acquire pharmaceutical products and product rights for development and amounts paid to contract research organizations, hospitals and laboratories for the provision of services and materials for drug development and clinical trials.
Costs incurred in obtaining the license rights to technology in the research and development stage that have no alternative future uses and are for unapproved product compounds are expensed as incurred.
Rexahn is required to estimate its accrued expenses. This process involves reviewing open contracts and purchase orders, communicating with Rexahn’s personnel to identify services performed on Rexahn’s behalf and estimating the level of service performed and the associated cost incurred when Rexahn has not yet been invoiced or otherwise notified of the actual cost. The majority of Rexahn’s service providers invoice Rexahn monthly in arrears for services performed or when contractual milestones are met. Rexahn estimates its accrued expenses as of each balance sheet date in its financial statements based on facts and circumstances known to Rexahn at that time. Examples of estimated accrued research and development expenses include fees paid to:
•	CROs and investigative sites in connection with clinical studies;
•	vendors in connection with product manufacturing, development, and distribution of clinical supplies; and
•	vendors in connection with preclinical development activities.
Rexahn records expenses related to clinical studies and manufacturing development activities based on its estimates of the services received and efforts expended pursuant to contracts with multiple contract research organizations and manufacturing vendors. The financial terms of these agreements are subject to negotiation, vary from contract to contract and may result in uneven payment flows. There may be instances in which payments made to Rexahn’s vendors will exceed the level of services provided and result in a prepayment of the expense. Payments under some of these contracts depend on factors such as the successful enrollment of subjects and the completion of clinical trial milestones. In accruing service fees, Rexahn estimates the time period over which services will be performed, enrollment of subjects, number of sites activated and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from Rexahn’s estimate, Rexahn adjusts the accrued or prepaid expense balance accordingly. Although Rexahn does not expect its estimates to be materially different from amounts actually incurred, if Rexahn’s estimates of the status and timing of services performed differ from the actual status and timing of services performed, Rexahn may report amounts that are too high or too low in any particular period. To date, there have been no material differences from Rexahn’s estimates to the amounts actually incurred.

Fair Value of Financial Instruments
The carrying amounts reported in the accompanying financial statements for cash and cash equivalents and accounts payable and accrued expenses approximate fair value because of the short—term maturity of these financial instruments. The fair value methodology for Rexahn’s warrant liabilities and marketable securities is described in detail in Rexahn’s financial statements and related notes included elsewhere in this proxy statement/prospectus/information statement.
Income Taxes
Rexahn accounts for income taxes in accordance with Accounting Standards Codification (“ASC”) 740, “Income Taxes.” For additional information on Rexahn’s income tax accounting, see Note 2, “Summary of Significant Accounting Policies,” in the notes to the Rexahn’s audited financial statements in this proxy statement/prospectus/information statement.
Warrants
Rexahn records warrants as either equity instruments or liabilities at fair value in accordance with ASC 480, “Distinguishing Liabilities from Equity” (“ASC 480”) or ASC 815, “Derivatives and Hedging” (“ASC 815”), as discussed further in Note 2, “Summary of Significant Accounting Policies,” in the notes to Rexahn’s audited financial statements in this proxy statement/prospectus/information statement. Rexahn reevaluates the balance sheet classification of its warrants and the fair value of its liability-classified warrants each reporting period, and changes in the fair value of its warrant liabilities between reporting periods is recorded as “unrealized gain (loss) on fair value of warrants” in the statement of operations.
Stock-Based Compensation
In accordance with ASC 718, “Stock Compensation” (“ASC 718”), compensation costs related to share-based payment transactions, including employee stock options, are recognized in the financial statements, as discussed further in Note 2, “Summary of Significant Accounting Policies” and Note 11, “Stock-Based Compensation,” in the notes to Rexahn’s audited financial statements and Note 9, “Stock-Based Compensation” in the notes to Rexahn’s unaudited financial statement, in each case, included in this proxy statement/prospectus/information statement. Rexahn estimates the fair value of stock options using the Black-Scholes valuation model. As required, Rexahn reviews its valuation assumptions at each grant date and, as a result, Rexahn may change its valuation assumptions used to value employee stock-based awards granted in future periods. Employee and director stock-based compensation costs are recognized over the vesting period of the award.
Concentration of Credit Risk
ASC 825, “Financial Instruments,” requires disclosure of any significant off—balance sheet risk and credit risk concentration. See Note 2, “Summary of Significant Accounting Policies,” in the notes to Rexahn’s audited financial statements in this proxy statement/prospectus/information statement.
For more information on Rexahn’s critical accounting policies, see Note 2, “Summary of Significant Accounting Policies,” in the notes to Rexahn’s audited financial statements in this proxy statement/prospectus/information statement.
Recently Issued Accounting Standards
See Note 2, “Summary of Significant Accounting Policies” in the notes to Rexahn’s audited financial statements in this proxy statement/prospectus/information statement for a discussion of recent accounting pronouncements.
Results of Operations
Comparison of the Three and Six Months Ended June 30, 2020 and June 30, 2019
Total Revenues
Rexahn had no revenues for the three months ended June 30, 2020 and 2019. Rexahn recorded revenues of $1,150,000 during the six months ended June 30, 2020, consisting of $250,000 earned from the HaiChang License Agreement and $900,000 from the BioSense License and Assignment Agreement. Rexahn had no revenues for the six months ended June 30, 2019.

General and Administrative Expenses
General and administrative expenses consist primarily of salaries and related expenses for executive, finance and other administrative personnel, recruitment expenses, professional fees, and other corporate expenses, including business development, investor relations, and general legal activities.
General and administrative expenses increased approximately $777,000, or 58.0% to approximately $2,117,000 for the three months ended June 30, 2020 compared to approximately $1,340,000 for the three months ended June 30, 2019. General and administrative expenses increased approximately $337,000, or 11.1% to approximately $3,373,000 for the six months ended June 30, 2020 compared to approximately $3,036,000, for the six months ended June 30, 2019. The increases were primarily attributable to increased legal and professional fees related to the Merger Agreement, offset by decreases in personnel and operating costs resulting from the streamlining of operations.
Research and Development Expenses
Research and development costs are expensed as incurred. These costs consist primarily of salaries and related personnel costs, and amounts paid to contract research organizations, hospitals and laboratories for the provision of services and materials for drug development and clinical trials. Rexahn’s research and development expenses are currently related to Rexahn’s oncology drug candidates.
Research and development expenses decreased approximately $1,416,000, or 85.9%, to approximately $232,000 for the three months ended June 30, 2020, from approximately $1,648,000 for the three months ended June 30, 2019. Research and development expenses decreased approximately $3,203,000, or 82.3%, to approximately $688,000 for the six months ended June 30, 2020, from approximately $3,891,000 for the six months ended June 30, 2019. The decreases are a result of the completion of Rexahn’s RX-3117 and RX-5902 clinical trials, and decreased drug manufacturing costs.
The table below summarizes the approximate amounts incurred in each of Rexahn’s research and development projects for the three and six months ended June 30, 2020 and 2019:
	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2020	2019	2020	2019
Clinical Candidates:
RX-3117	$86,000	$1,058,000	$412,900	$2,136,400
RX-5902	7,500	187,800	11,700	530,200
RX-0201		55,300	1,800	171,100

Preclinical, Personnel and Overhead	138,107	347,301	261,997	1,052,931

Total Research and Development Expenses	$231,607	$1,648,401	$688,397	$3,890,631
Rexahn expects total research and development expenses to decrease in the remainder of 2020 as compared to the three and six months ended June 30, 2020 as Rexahn completes its Phase 2a clinical trial of RX-3117 with Abraxane and progresses toward consummation of the merger with Ocuphire.
Interest Income
Interest income decreased approximately $91,000 and $138,000, or 93.7% and 77.3%, respectively, for the three and six months ended June 30, 2020, respectively, compared to the same periods in 2019. The decreases were primarily attributable to lower interest rates and balances of cash, cash equivalents and marketable securities for the three and six months ended June 30, 2020 compared to the same periods in 2019.
Unrealized (Loss) Gain on Fair Value of Warrants
Rexahn’s liability-classified warrants are recorded at fair value, and the warrants are valued using a lattice model. Changes in the fair value of warrants are recorded as an unrealized gain or loss in Rexahn’s statement of operations. During the three months ended June 30, 2020 and 2019, Rexahn recorded unrealized (losses) gains on the fair value of its warrants of approximately $(169,000) and $427,000, respectively. During the six months ended June 30, 2020 and 2019, Rexahn recorded unrealized (losses) gains on the fair value of its warrants of approximately $(227,000) and $1,941,000, respectively. Estimating fair values of warrants requires the development of significant and subjective estimates that may, and are likely to, change over the duration of the warrants due to related changes to external market factors. The large unrealized gain for the three and six months ended June 30, 2019 primarily resulted from a significant decrease in the stock price of the underlying common stock at the end of this period compared to the beginnings of this period.
Net Loss
As a result of the above, net loss for the three and six months ended June 30, 2020 was approximately $2,511,000 and $3,098,000, or $0.62 and $0.77 per share, respectively, compared to approximately $2,464,000, and $4,807,000, or $0.61 and $1.23 per share, respectively, for the three and six months ended June 30, 2019.
Comparison of the Years Ended December 31, 2019 and December 31, 2018
Total Revenues
Rexahn had no revenues for the years ended December 31, 2019 or 2018.
General and Administrative Expenses
General and administrative expenses consist primarily of salaries and related expenses for executive, finance and other administrative personnel, recruitment expenses, professional fees and other corporate expenses, including business development, investor relations, and general legal activities.
General and administrative expenses decreased approximately $1,691,000, or 22.8%, to $5,738,000 for the year ended December 31, 2019 from $7,429,000 for the year ended December 31, 2018. The decrease was primarily attributable to lower personnel and operating costs resulting from the streamlining of operations.
Research and Development Expenses
Research and development expenses decreased approximately $7,632,000, or 58.2%, to $5,477,000 for the year ended December 31, 2019, from $13,109,000 for the year ended December 31, 2018. The decreases are a result of the completion of the enrollment of Rexahn’s RX-3117 and RX-5902 clinical trials, decreased drug manufacturing costs as Rexahn has adequate supply, the elimination of certain preclinical activities, and headcount reductions.
The table below summarizes the approximate amounts incurred on each of Rexahn’s research and development projects for the years ended December 31, 2019 and 2018:
	For the Year Ended December 31,
	2019	2018
Clinical Candidates:
RX-3117	$3,088,900	$6,126,200
RX-5902	887,200	3,104,400
RX-0201	175,600	651,200
Preclinical, Personnel and Overhead	1,325,076	3,227,258
Total Research and Development Expenses	$5,476,776	$13,109,058
Rexahn expects total research and development expenses to decrease in the remainder of 2020 as Rexahn completes its Phase 2a clinical trial of RX-3117 with Abraxane and progresses toward consummation of the merger with Ocuphire.
Interest Income
Interest income increased approximately $59,000, or 23.3% to $314,000 for the year ended December 31, 2019 from $254,000 for the year ended December 31, 2018. The increase is primarily attributable to higher interest rates on cash and cash equivalents, and marketable securities for the year ended December 31, 2019 compared to the year ended December 31, 2018.

Other Income
During the year ended December 31, 2018, Rexahn recorded approximately $369,000 of other income related to the termination of Rexahn’s collaborative agreement with Next BT. See Note 7, “Collaboration and License Agreements,” in the notes to Rexahn’s audited financial statements in this proxy statement/prospectus/information statement for a discussion of the termination of this agreement.
Unrealized Gain on Fair Value of Warrants
Rexahn’s warrants that are classified as liabilities are recorded at fair value using a lattice model. Changes in the fair value of liability-classified warrants are recorded as unrealized gains or losses in Rexahn’s statement of operations. During the years ended December 31, 2019 and 2018, Rexahn recorded unrealized gains on the fair value of warrants of approximately $2,266,000 and $5,546,000 respectively. Estimating fair values of warrants requires the development of significant and subjective estimates that may, and are likely to, change over the duration of the warrants due to related changes to external market factors. The unrealized gains for the years ended December 31, 2019 and December 31, 2018 primarily resulted from a significant decrease in the stock price of the underlying common stock at the end of each period as compared to the beginning of each period.
Net Loss
As a result of the above, net loss for the year ended December 31, 2019 decreased approximately $5,733,000 or 39.9%, to $8,635,000 ($2.18 per share) from $14,369,000 ($5.25 per share) for the year ended December 31, 2018.
Liquidity and Capital Resources
Current and Future Financing Needs
Rexahn has incurred negative cash flow from operations since it started its business. Rexahn expects to continue to incur negative cash flow and operating losses. Rexahn has spent, and if the merger with Ocuphire is not consummated, expects to continue to spend, substantial amounts in connection with implementing its business strategy, including its planned product development efforts, its clinical trials and its research and development efforts. If the merger is not consummated, Rexahn will need to raise additional capital through public or private equity or debt offerings or through arrangements with strategic partners or other sources in order to continue to develop its drug candidates. Rexahn believes that its cash and cash equivalents of approximately $9.2 million as of June 30, 2020 will be sufficient to cover its cash flow requirements for its current activities for at least the next 12 months following the issuance of the financial statements for the quarter ended June 30, 2020, assuming the merger does not close. If for any reason the merger does not close, Rexahn would need to raise additional capital to continue to fund the further development of product candidates and its operations thereafter. If Rexahn is unable to maintain sufficient financial resources, its business, financial condition and results of operations will be materially and adversely affected. This could affect future development and business activities, such as future clinical studies and/or other future ventures. There can be no assurance that Rexahn will be able to obtain the needed financing on acceptable terms or at all. Additionally, equity or debt financings may have a dilutive effect on the holdings of Rexahn’s existing stockholders.
Cash Flows
Cash used in operating activities was approximately $3,011,000 for the six months ended June 30, 2020. The operating cash flows during the six months ended June 30, 2020 reflect a net loss of approximately $3,098,000, a net increase of cash components of working capital and non-cash charges totaling $87,000. Cash used in operating activities was approximately $6,187,000 for the six months ended June 30, 2019. The operating cash flows during the six months ended June 30, 2019 reflect a net loss of approximately $4,807,000, an unrealized gain on the fair value of warrants of approximately $1,941,000, and a net increase of cash components of working capital and non-cash charges totaling approximately $561,000.
Cash provided by investing activities was $3,000,000 from the redemption of marketable securities for the six months ended June 30, 2020. Cash used in investing activities was approximately $2,901,000 for the six months ended June 30, 2019 which consisted of approximately $8,888,000 and approximately $19,000 from the purchases of marketable securities and equipment, respectively, offset by approximately $6,000 from the sale of equipment and $6,000,000 from the redemption of marketable securities.

There was no cash provided by financing activities for the six months ended June 30, 2020. Cash provided by financing activities was approximately $7,654,000 for the six months ended June 30, 2019, which consisted of net proceeds from Rexahn’s underwritten offering in January 2019.
The table below summarizes Rexahn’s net cash flow activity for the years ended December 31, 2019 and 2018:
	For the Year Ended December 31,
	2019	2018
Net Cash Used in Operating Activities	$(10,277,133)	$(18,838,638)
Net Cash Provided By Investing Activities	3,098,551	11,910,996
Net Cash Provided by Financing Activities	7,653,828	6,772,789
Net Increase (Decrease) in Cash and Cash Equivalents	$475,246	$(154,853)
Cash used in operating activities was approximately $10,277,000 for the year ended December 31, 2019. The operating cash flows during the year ended December 31, 2019 reflect a net loss of approximately $8,635,000, an unrealized gain on the fair value of warrants of approximately $2,266,000, and a net increase of cash components of working capital and non-cash charges totaling $624,000. Cash used in operating activities was approximately $18,839,000 for the year ended December 31, 2018. The operating cash flows during the year ended December 31, 2018 reflect a net loss of $14,369,000, an unrealized gain on the fair value of warrants of $5,546,000, and a net increase of cash components of working capital and non-cash charges totaling $1,076,000.
Cash provided by investing activities was approximately $3,099,000 for the year ended December 31, 2019, which consisted of $12,000,000 from the redemption of marketable securities, and approximately $6,000 from the sale of equipment, offset by approximately $8,888,000 and approximately $19,000 from the purchases of marketable securities and equipment, respectively. Cash provided by investing activities was approximately $11,911,000 for the year ended December 31, 2018, which consisted of $11,950,000 from the redemption of marketable securities, offset by $39,000 from the purchase of equipment.
Cash provided by financing activities was approximately $7,654,000 for the year ended December 31, 2019 which consisted of net proceeds from Rexahn’s underwritten offering in January 2019. Cash provided by financing activities was approximately $6,773,000 for the year ended December 31, 2018, which consisted of net proceeds of $6,873,000 from Rexahn’s registered direct public offering offset by $100,000 in deferred offering costs for Rexahn’s January 2019 underwritten public offering.
Financings
On October 19, 2018, Rexahn closed a registered direct public offering of 480,770 shares of common stock and warrants to purchase up to 480,771 shares of common stock. The common stock and warrants were sold in units at a price of $15.60 per unit, for gross proceeds of $7,500,000.
On January 25, 2019, Rexahn closed an underwritten public offering of 895,834 shares of common stock and warrants to purchase up to 895,886 shares of common stock. The common stock and warrants were sold in units at a price of $9.60 per unit, for gross proceeds of $8,600,000.
Off-Balance Sheet Arrangements
Rexahn does not have any off-balance sheet arrangements or holdings in variable interest entities.
Contractual Obligations
Rexahn has a variety of contractual obligations, as more fully described in this proxy statement/prospectus/information statement. These obligations include, but are not limited to, contractual obligations in connection with license agreements (including related milestone payments), lease payments, employee compensation and incentive program expenses, and contracts with various vendors for services. As of June 30, 2020, the total estimated cost to complete Rexahn’s contracts with vendors for research and development services was approximately $210,000 under the terms of the applicable agreements. All of these agreements may be terminated by either party upon appropriate notice as stipulated in the respective agreements.

OCUPHIRE MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
You should read the following discussion and analysis of Ocuphire’s financial condition and results of operations together with Ocuphire’s financial statements and the related notes included elsewhere in this proxy statement/prospectus/information statement. Some of the information contained in this discussion and analysis or set forth elsewhere in this proxy statement/prospectus/information statement, including information with respect to Ocuphire’s plans and strategy for Ocuphire’s business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the “Risk Factors” section of this proxy statement/prospectus/information statement, Ocuphire’s actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.
Overview
Ocuphire is a clinical-stage ophthalmic biopharmaceutical company focused on developing and commercializing therapies for the treatment of several eye disorders with headquarters located in Farmington Hills, MI.
Its lead product candidate, Nyxol, is a once-daily eye drop formulation of phentolamine mesylate designed to reduce pupil diameter and improve visual acuity. As a result, Nyxol can potentially be used for the treatment of multiple indications such as NVD, pharmacologically-induced mydriasis and presbyopia. Ocuphire management believes this multiple indication potential represents a significant market opportunity. Nyxol has been studied across three Phase 1 and four Phase 2 trials totaling over 230 patients and has demonstrated promising clinical data for use in multiple ophthalmic indications. Ocuphire plans to initiate a Phase 3 trial for the treatment of NVD in the fourth quarter of 2020, a Phase 3 trial for reversal of pharmacologically-induced mydriasis in the fourth quarter of 2020, and a Phase 2 trial in combination with low dose pilocarpine for presbyopia in the first quarter of 2021. Ocuphire expects top-line results to read out as early as the first quarter of 2021 and throughout the remainder of 2021, and, assuming successful and timely completion of further trials, anticipates submitting a new drug application (NDA) to the U.S. Food and Drug Administration (FDA) in early 2023 under the 505(b)(2) pathway.
Ocuphire’s second product candidate, APX3330, is a twice-a-day oral tablet, designed to target multiple pathways relevant to retinal and choroidal vascular diseases, such as diabetic retinopathy (DR) and diabetic macular edema (DME). Prior to Ocuphire’s in-licensing of the product candidate, APX3330 had been studied in six Phase 1 and five Phase 2 trials totaling over 440 patients, for inflammatory and oncology indications, and had demonstrated promising evidence of safety, tolerability, pharmacokinetics, durability, and target engagement. Ocuphire plans to initiate a Phase 2 trial for APX3330 in the first quarter of 2021 for the treatment of patients with DR, including moderately severe non-proliferative DR (NPDR) and mild proliferative DR (PDR), as well as patients with DME without loss of central vision. Ocuphire expects top-line results to read out in the fourth quarter of 2021. Ocuphire has also in-licensed additional second generation preclinical product candidates, analogs of APX3330, including APX2009 and APX2014.
As part of its strategy, Ocuphire will continue to explore opportunities to acquire additional ophthalmic assets and to seek strategic partners for late stage development, regulatory preparation and commercialization of drugs in key global markets.
Ocuphire was incorporated as a C-Corporation in the state of Delaware on February 21, 2018. On April 9, 2018, each of Ocularis Pharma, LLC (“Ocularis LLC”) and Ocularis Pharma, Inc. entered into a merger agreement with Ocuphire whereby they were merged with and into Ocuphire (the “LLC Merger”), with Ocuphire as the surviving entity. All outstanding units of membership interest in Ocularis LLC and all outstanding shares of capital stock of Ocularis Pharma, Inc. were exchanged for shares of common stock of Ocuphire upon closing of the LLC Merger. One of the purposes of the LLC Merger was for Ocuphire to acquire Nyxol.
To date, Ocuphire’s primary activities have been conducting research and development activities, planning clinical trials, performing business and financial planning, recruiting personnel and raising capital. Ocuphire does not have any products approved for sale and has not generated any revenue. Ocuphire does not expect to generate revenue until, and unless, the FDA or other regulatory authorities approve Nyxol or APX3330 and Ocuphire successfully commercializes its product candidates. Until such time, if ever, as Ocuphire can generate substantial product revenue, Ocuphire expects to finance its cash needs through a combination of equity and debt financings as well as collaborations, strategic alliances and licensing arrangements. Through June 30, 2020, Ocuphire has funded its operations primarily through Ocuphire promissory notes and Ocuphire convertible notes in private placements that totaled $8.5 million in gross proceeds, and previously through proceeds from the issuance of promissory notes and membership units in Ocularis Pharma, LLC. Ocuphire’s net losses were $6.2 million and $1.6 million for the years ended December 31, 2019 and 2018, respectively, and $4.7 million for the six-month period ended June 30, 2020. As of June 30, 2020, Ocuphire had an accumulated deficit of $12.7 million. Ocuphire anticipates that its expenses will increase substantially as it:
•	continues clinical trials for Nyxol, APX3330 and for any other product candidate in its future pipeline;
•	continues preclinical studies for Nyxol, APX3330 and for any other product candidate in its future pipeline;
•	develops additional product candidates that it identifies, in-licenses or acquires;
•	seeks regulatory approvals for any product candidates that successfully complete clinical trials;
•	contracts to manufacture its product candidates;
•	establishes on its own or with partners, a sales, marketing and distribution infrastructure to commercialize any products for which Ocuphire may obtain regulatory approval;
•	maintains, expands and protects its intellectual property portfolio;
•	hires additional staff, including clinical, scientific, operational and financial personnel, to execute its business plan;
•	adds operational, financial and management information systems and personnel, including personnel to support its product development and potential future commercialization efforts; and
•	operates as a public company.
Ocuphire’s net losses may fluctuate significantly from quarter-to-quarter and year-to-year, depending on the timing of its preclinical studies, clinical trials and its expenditures on other research and development activities.
Proposed Merger with Rexahn
On June 17, 2020, Rexahn, Merger Sub and Ocuphire entered into the Original Merger Agreement, as amended by the Merger Agreement Amendment, pursuant to which Merger Sub, a wholly-owned subsidiary of Rexahn, will merge with and into Ocuphire, with Ocuphire continuing as a wholly-owned subsidiary of Rexahn and the surviving corporation of the merger. The merger is expected to result in a clinical-stage ophthalmic biopharmaceutical company focused on developing and commercializing therapies for the treatment of front and back of the eye diseases affecting millions of patients worldwide.
Although Rexahn is the legal acquirer and will issue shares of its common stock to affect the merger with Ocuphire, Ocuphire is considered the accounting acquirer. In accordance with the accounting guidance under Accounting Standards Update (“ASU”) 2017-01, the merger will be accounted for as an asset acquisition. Accordingly, the assets and liabilities of Rexahn will be recorded as of the Closing at the purchase price of the accounting acquirer, Ocuphire. Ocuphire will have to allocate the total purchase price among the individual assets acquired on a fair value basis. Determination of fair value of certain assets acquired is dependent upon certain valuations that have yet to commence or progress to a stage where there is sufficient information for a definitive measurement. A final determination of these estimated fair values, which cannot be made prior to the completion of the transaction, will be based on the actual net tangible assets of Rexahn that exist as of the date of the completion of the transaction. Therefore, the actual purchase price allocation may differ from the amounts reflected in the unaudited pro forma condensed combined financial statements included in this proxy statement/prospectus/information statement.
In addition, in connection with the transactions contemplated by the merger, on June 17, 2020, Ocuphire and Rexahn entered into a securities purchase agreement with the Investors in a private placement transaction for an aggregate purchase price of approximately $21.15 million inclusive of the commitment by Ocuphire directors to purchase $1.15 million. The securities purchase agreement was amended and restated on June 29, 2020 (as amended and restated, the “Securities Purchase Agreement”). Pursuant to the Securities Purchase Agreement,

among other things, Ocuphire agreed to issue to the Investors shares of Ocuphire common stock immediately prior to the merger and Rexahn agreed to issue to the Investors warrants to purchase shares of Rexahn common stock on the earlier of (i) the tenth trading day following the consummation of the merger and (ii) the first trading day following receipt by Rexahn of an early delivery notice from an Investor at any time beginning on the fifth trading day following the consummation of the merger.
Assuming the merger and the transactions related thereto are consummated, including the Pre-Merger Financing, Ocuphire expects that its existing cash will be sufficient to fund its operating expenses and capital expenditure requirements through 2021. Ocuphire has based this estimate on assumptions that may prove to be wrong, and Ocuphire could exhaust its available capital resources sooner than it expects. See “—Liquidity and Capital Resources.” Beyond that point, Ocuphire will need to raise additional capital to finance its operations, which cannot be assured.
Recent Developments
COVID-19
On March 11, 2020, the World Health Organization declared the outbreak of COVID-19 as a global pandemic, which continues to spread throughout the United States and around the world. As a result of the COVID-19 pandemic, Ocuphire has experienced a few disruptions in its manufacturing, supply chain, research and development operations, regulatory process, and financial position. These disruptions include the acceleration of shipment of active pharmaceutical ingredient supply from overseas, the convening of an FDA EOP2 meeting via teleconference, and difficulties in obtaining more favorable financing terms. The global outbreak of COVID-19 continues to rapidly evolve. The extent to which the COVID-19 pandemic may impact Ocuphire’s business and pre-clinical and clinical trials will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the duration of the outbreak, travel restrictions and social distancing in the U.S. and other countries, business closures or business disruptions and the effectiveness of actions taken in the U.S. and other countries to contain and treat the disease. There may be COVID-19 related market impacts that could affect Ocuphire’s ability to close the Pre-Merger Financing, and may result in further modifications to Ocuphire convertible notes. Although Ocuphire cannot estimate the length or gravity of the impact of the COVID-19 outbreak at this time, if the pandemic continues, it may have a material adverse effect on Ocuphire’s results of future operations, financial position, and liquidity over the next 12 or more months.
Apexian Sublicense Agreement
On January 21, 2020, Ocuphire entered into the Apexian Sublicense Agreement. See “—Contractual Obligations and Commitments—Apexian Sublicense Agreement” below.
Financial Operations Overview
Revenue
To date, Ocuphire has not generated any revenue. Ocuphire does not expect to generate revenue unless or until it obtains regulatory approval of and commercializes Nyxol or APX3330. If Ocuphire fails to complete the development of Nyxol, APX3330, or any other product candidate it may pursue in the future, in a timely manner, or fails to obtain regulatory approval, Ocuphire’s ability to generate future revenue would be compromised.
Operating Expenses
Ocuphire’s operating expenses are classified into three categories: general and administrative, research and development and acquired in-process research and development.
General and Administrative
General and administrative expenses consist primarily of personnel-related costs, including salaries, benefits and stock-based compensation costs, for personnel in functions not directly associated with research and administrative activities. Other significant costs include legal fees relating to intellectual property and corporate matters, professional fees for accounting and tax services, and other services provided by business consultants. Ocuphire anticipates that its general and administrative expenses will significantly increase in the future to support its continued research and development activities and costs associated with operating as a public company. These increases will include increased costs related to the hiring of additional personnel and fees for legal and professional services as well as other public-company related costs.
Research and Development
To date, Ocuphire’s research and development expenses have related primarily to the clinical stage development of Nyxol. Research and development expenses consist of costs incurred in performing research and development activities, including compensation and benefits for research and development performed by employees and costs for consultants, costs associated with preclinical studies and clinical trials, regulatory activities, manufacturing activities to support clinical activities, license fees, nonlegal patent costs, fees paid to external service providers that conduct certain research and development, and an allocation of overhead expenses. Research and development costs are expensed as incurred and costs incurred by third parties are expensed as the contracted work is performed. Ocuphire accrues for costs incurred as the services are being provided by monitoring the status of the study or project, and the invoices received from its external service providers. Ocuphire adjusts its accrual as actual costs become known. Research and development activities are central to Ocuphire’s business model.
Ocuphire expects that Nyxol and APX3330 will have higher development costs during their later stages of clinical development, as compared to costs incurred during their earlier stages of development, primarily due to the increased size and duration of the later-stage clinical trials. Ocuphire expects its research and development expenses to significantly increase over the next several years. However, it is difficult for Ocuphire to determine with certainty the duration, costs and timing to complete its current or future preclinical programs and clinical trials of Nyxol, APX3330, and other product candidates. The duration, costs and timing of clinical trials and development of Nyxol, APX3330 and other product candidates will depend on a variety of factors that include, but are not limited to, the following:
•	per patient trial costs;
•	the number of patients that participate in the trials;
•	the number of sites included in the trials;
•	the countries in which the trials are conducted;
•	the length of time required to enroll eligible patients;
•	the number of doses that patients receive;
•	the drop-out or discontinuation rates of patients;
•	potential additional safety monitoring or other studies requested by regulatory agencies;
•	the duration of patient follow-up;
•	the phase of development of the product candidate;
•	arrangements with contract research organizations and other service providers; and
•	the efficacy and safety profile of the product candidates.
Acquired In-Process Research and Development Expenses
Ocuphire includes costs to acquire or in-license product candidates as acquired in-process research and development expenses. These costs are immediately expensed provided that the payments do not also represent processes or activities that would constitute a “business” as defined under U.S. GAAP principles or provided that the product candidate has not achieved regulatory approval for marketing and, absent obtaining such approval, has no alternative future use. Royalties owed on future sales of any licensed product will be expensed in the period the related revenues are recognized. The costs associated with the Apexian Sublicense Agreement were recorded as acquired in-process research and development expenses (“IPR&D”).

Interest Expense
Interest expense consists of interest costs related to Ocuphire promissory notes and Ocuphire convertible notes while outstanding including the amortization of debt discount. The Ocuphire promissory notes and Ocuphire convertible notes issued have an annual interest rate of 8%.
Net change in fair value for the premium conversion derivatives
The net change in fair value for the premium conversion derivatives includes the change in the fair value of premium conversion derivatives during the particular period while the premium conversion derivatives are outstanding.
Gain on Note Extinguishment
Gain on note extinguishment includes the gain associated with modifications made to the Ocuphire convertible notes that are accounted for as note extinguishments.
Other (Expense) Income
Other expense includes non-operating transaction costs associated with potential asset acquisitions and can fluctuate from period to period. Other income includes interest income related to cash and cash equivalent investments and other income from reimbursements in connection with grants and other sources.
Provision for Income Taxes
Provision for income taxes consists of federal and state income taxes in the United States, as well as deferred income taxes and changes in related valuation allowance reflecting the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Currently, there is no provision for income taxes, as Ocuphire has incurred operating losses to date, and a full valuation allowance has been provided on the net deferred tax assets as of June 30, 2020 and as of December 31, 2019 and 2018.
Results of Operations
The following table summarizes Ocuphire’s operating results for the periods indicated:
Comparison of Years Ended December 31, 2019 and 2018
	For the Year Ended December 31,
	2019	2018	Change
Operating expenses:
General and administrative	$1,820,477	$743,279	$1,077,198
Research and development	2,372,502	555,951	1,816,551
Acquired in-process research and development	—	—	—
Total operating expenses	4,192,979	1,299,230	2,893,749
Loss from operations	(4,192,979)	(1,299,230)	(2,893,749)
Interest expense, net	(1,409,096)	(196,506)	(1,212,590)
Fair value change of premium conversion derivatives	(499,414)	(21,238)	(478,176)
Gain on note extinguishment	—	—	—
Other (expense) income, net	(67,471)	(109,897)	42,426
Loss before income taxes	(6,168,960)	(1,626,871)	(4,542,089)
Provision for income taxes	—	—	—
Net loss	$(6,168,960)	$(1,626,871)	$(4,542,089)
General and Administrative
General and administrative expenses for the year ended December 31, 2019 were $1,820,477 compared to $743,279 for the year ended December 31, 2018. The $1,077,198 increase was primarily attributable to an increase in staffing, professional services, and legal patent costs. General and administrative expenses included $185,897 and $103,157 in stock-based compensation expense during the years ended December 31, 2019 and 2018, respectively.

Research and Development
Research and development expenses for the year ended December 31, 2019 were $2,372,502 compared to $555,951 for the year ended December 31, 2018. The $1,816,551 increase was primarily attributable to clinical trials and manufacturing activities to support clinical advancement of Nyxol as well as regulatory and business development efforts. Research and development expenses included $122,213 and $74,162 in stock-based compensation expense during the years ended December 31, 2019 and 2018, respectively.
Interest Expense
Non-cash interest expense for the year ended December 31, 2019 was $1,409,096 compared to $196,506 for the year ended December 31, 2018. The $1,212,590 increase was primarily due to the substantial increase in Ocuphire convertible notes outstanding during the year ended December 31, 2019 when compared to the prior year period. Interest expense in 2019 comprised of interest on principal amortization of debt discounts related to Ocuphire convertible notes. Interest during 2018 included interest on principal related to Ocuphire promissory notes, until their conversion in May 2018 into Ocuphire convertible notes, and interest on principal and amortization of debt discounts related to Ocuphire convertible notes.
Net change in fair value for the premium conversion derivatives
The net change in fair value for the premium conversion derivatives was $499,414 for the year ended December 31, 2019 compared to $21,238 for the year ended December 31, 2018. The change was due primarily to fluctuations in Ocuphire’s common stock fair value and the number of potential shares of common stock issuable upon conversion of the underlying Ocuphire convertible notes that were outstanding during the relevant periods.
Other (Expense) Income, net
During the year ended December 31, 2019, Ocuphire incurred $67,471 in fees and expenses related to potential acquisition transactions, including legal and advisory fees, compared to $109,897 for the year ended December 31, 2018. The fees during both periods were deemed to be non-operating in nature.
The following table summarizes Ocuphire’s operating results for the periods indicated:
	For the Three Months Ended June 30,			For the Six Months Ended June 30,
	2020	2019	Change	2020	2019	Change
Operating expenses:
General and administrative	$551,391	$414,061	$137,330	$942,471	$777,189	$165,282
Research and development	710,752	450,885	259,867	928,561	828,450	100,111
Acquired in-process research and development	—	—	—	2,126,253	—	2,126,253
Total operating expenses	1,262,143	864,946	397,197	3,997,285	1,605,639	2,391,646
Loss from operations	(1,262,143)	(864,946)	(397,197)	(3,997,285)	(1,605,639)	(2,391,646)
Interest expense, net	(688,865)	(213,928)	(474,937)	(1,242,624)	(319,869)	(922,755)
Fair value change of premium conversion derivatives	(919,409)	(34,653)	(884,756)	(721,444)	(132,083)	(589,361)
Gain on note extinguishment	1,260,350	—	1,260,350	1,260,350	—	1,260,350
Other (expense) income, net	5,885	—	5,885	8,505	—	8,505
Loss before income taxes	(1,604,182)	(1,113,527)	(490,655)	(4,692,498)	(2,057,591)	(2,634,907)
Provision for income taxes	—	—	—	—	—	—
Net loss	$(1,604,182)	$(1,113,527)	$(490,655)	$(4,692,498)	$(2,057,591)	$(2,634,907)
Comparison of the Three Months Ended June 30, 2020 and 2019
General and Administrative
General and administrative expenses for the three months ended June 30, 2020 were $551,391 compared to $414,061 for the three months ended June 30, 2019. The $137,330 increase was primarily attributable to a net increase in professional services and stock-based compensation. General and administrative expenses included $159,061 and $42,397 in stock-based compensation expense during the three months ended June 30, 2020 and 2019, respectively.

Research and Development
Research and development expenses for the three months ended June 30, 2020 were $710,752 compared to $450,885 for the three months ended June 30, 2019. The $259,867 increase was primarily attributable to timing for clinical trials and manufacturing activities related to Nyxol and stock-based compensation. Research and development expenses included $157,403 and $28,227 in stock-based compensation expense during the three months ended June 30, 2020 and 2019, respectively.
Interest Expense
Non-cash interest expense for the three months ended June 30, 2020 was $688,865 compared to $213,928 for the three months ended June 30, 2019. The $474,937 increase was primarily due to volume and duration of Ocuphire convertible notes outstanding during the three month period ended June 30, 2020 when compared to the same period in 2019. Interest expense during the three month periods ended June 30, 2020 and 2019 was comprised of interest on principal and amortization of debt discounts related to Ocuphire convertible notes.
Net change in fair value for the premium conversion derivatives
The net change in fair value for the premium conversion derivatives was an expense of $919,409 for the three month period ended June 30, 2020 compared to an expense of $34,653 for the three month period ended June 30, 2019. The change was due primarily to fluctuations in the fair value of Ocuphire common stock and the number of potential shares of common stock issuable upon conversion of the underlying Ocuphire convertible notes that were outstanding during the relevant periods.
Gain on Note Extinguishment
Non-cash gain on note extinguishment for the three months ended June 30, 2020 was $1,260,350 as a result of the Note Conversion Agreement (as defined and further described below). The Note Conversion Agreement was deemed to be a substantial modification to the Ocuphire convertible notes (as defined below), and as such, the Company recorded the modification as a note extinguishment. There were no modifications to the Ocuphire convertible notes in the comparable prior year that were accounted for as a note extinguishment.
Other (Expense) Income, net
During the three months ended June 30, 2020, Ocuphire had interest income related to cash deposits on hand received from its debt financings. In addition, Ocuphire received a grant from the U.S. Small Business Administration for economic relief stemming from the COVID-19 pandemic in the amount of $4,000 that was recorded as other income. No income was recorded during the comparable period in the prior year.
Comparison of the Six Months Ended June 30, 2020 and 2019
General and Administrative
General and administrative expenses for the six months ended June 30, 2020 were $942,471 compared to $777,189 for the six months ended June 30, 2019. The $165,282 increase was primarily attributable to a net increase in professional services and stock-based compensation. General and administrative expenses included $201,461 and $90,225 in stock-based compensation expense during the six months ended June 30, 2020 and 2019, respectively.
Research and Development
Research and development expenses for the six months ended June 30, 2020 were $928,561 compared to $828,450 for the six months ended June 30, 2019. The $100,111 increase was primarily attributable to timing for clinical trials and manufacturing activities related to Nyxol and stock-based compensation. Research and development expenses included $176,327 and $66,261 in stock-based compensation expense during the six months ended June 30, 2020 and 2019, respectively.
Acquired In-Process Research and Development Expenses
On January 21, 2020, Ocuphire entered into a sublicense agreement with Apexian for continued research and development and potential commercialization of its lead product, APX3330. Ocuphire issued 843,751 shares of its common stock to Apexian related to the Apexian Sublicense Agreement. The fair value of the common stock issued to Apexian was $2,126,253 and was recorded as IPR&D expense during the six months ended June 30, 2020. Current accounting standards require that the fair value of IPR&D with no alternative future use be charged to expense on the acquisition date. There were no IPR&D costs in the comparable prior year period.
Interest Expense
Non-cash interest expense for the six months ended June 30, 2020 was $1,242,624 compared to $319,869 for the six months ended June 30, 2019. The $992,755 increase was primarily due to volume and duration of Ocuphire convertible notes outstanding during the six month period ended June 30, 2020 when compared to the same period in 2019. Interest expense during the six month periods ended June 30, 2020 and 2019 was comprised of interest on principal and amortization of debt discounts related to Ocuphire convertible notes.
Net change in fair value for the premium conversion derivatives
The net change in fair value for the premium conversion derivatives was an expense of $721,444 for the six month period ended June 30, 2020 compared to an expense of $132,083 for the six month period ended June 30, 2019. The change was due primarily to fluctuations in the fair value of Ocuphire common stock and the number of potential shares of common stock issuable upon conversion of the underlying Ocuphire convertible notes that were outstanding during the relevant periods.
Gain on Note Extinguishment
Non-cash gain on note extinguishment for the six months ended June 30, 2020 was $1,260,350 as a result of the Note Conversion Agreement (as defined and further described below). The Note Conversion Agreement was deemed to be a substantial modification to the Ocuphire convertible notes (as defined below), and as such, the Company recorded the modification as a note extinguishment. There were no modifications to the Ocuphire convertible notes in the comparable prior year that were accounted for as a note extinguishment.
Other (Expense) Income, net
During the six months ended June 30, 2020, Ocuphire had interest income related to cash deposits on hand received from its debt financings. In addition, Ocuphire received a grant from the U.S. Small Business Administration for economic relief stemming from the COVID-19 pandemic in the amount of $4,000 that was recorded as other income. No income was recorded during the comparable period in the prior year.
Liquidity and Capital Resources
Capital Resources
As of June 30, 2020 and December 31, 2019, Ocuphire’s principal sources of liquidity consisted of cash and cash equivalents of $854,331 and $1,536,917, respectively. Ocuphire’s cash and cash equivalents are invested primarily in cash deposits.
Ocuphire has not generated any revenue and anticipates that it will continue to incur losses for the foreseeable future. Ocuphire anticipates that its expenses will increase substantially as it:
•	continues clinical trials for Nyxol, APX 3330 and for any other product candidate in its future pipeline;
•	continues preclinical studies for Nyxol, APX3330 and for any other product candidate in its future pipeline;
•	develops additional product candidates that it identifies, in-licenses or acquires;
•	seeks regulatory approvals for any product candidates that successfully complete clinical trials;
•	contracts to manufacture its product candidates;
•	establishes on its own or with partners, a sales, marketing and distribution infrastructure to commercialize any products for which it may obtain regulatory approval;
•	maintains, expands and protects its intellectual property portfolio;

•	hires additional staff, including clinical, scientific, operational and financial personnel, to execute its business plan;
•	adds operational, financial and management information systems and personnel, including personnel to support its product development and potential future commercialization efforts; and
•	operates as a public company.
Historical Capital Resources
Ocuphire’s primary source of cash to fund Ocuphire’s operations has been proceeds from the issuance of Ocuphire convertible notes subsequent to the LLC Merger, the issuance of Ocuphire promissory notes associated with Ocularis, and the investment in the sale of membership units in Ocularis.
From the inception of Ocularis in 2010 through the LLC Merger, an aggregate net proceeds of $2.9 million was raised from the issuance of membership units. From February 2016 through April 2018, Ocularis issued promissory notes (the “Ocuphire promissory notes”) for aggregate net proceeds of $0.2 million. The Ocuphire promissory notes compounded at an 8% rate per annum basis and were exchanged for Ocuphire convertible notes in May 2018.
Ocuphire Convertible Notes
From May 2018 through March 2020, Ocuphire issued convertible notes (the “Ocuphire convertible notes”) for aggregate gross proceeds of $8.5 million, inclusive of the promissory notes exchanged for Ocuphire convertible notes. The final closing of the Ocuphire convertible notes occurred on March 10, 2020. The Ocuphire convertible notes bear interest at a rate of 8% per annum; $9.1 million of principal and accrued interest was outstanding as of June 30, 2020.
The original Convertible Note Purchase Agreement (the “Note Purchase Agreement”) was dated May 25, 2018. Under the original terms of the Note Purchase Agreement, the Ocuphire convertible notes were payable on demand on July 31, 2019 unless converted earlier pursuant to their terms. Such conversion would automatically occur if Ocuphire (i) completed an initial public offering (“IPO”), (ii) completed a change in control (“CIC”), (iii) completed a sale and issuance of its capital stock resulting in gross proceeds to Ocuphire of at least $5.0 million (“Qualified Financing”), or (iv) completed a reverse merger transaction (“Reverse Merger”), each a “Conversion Event”. Upon a Conversion Event, the Ocuphire convertible notes would have automatically converted into the following:
•
Qualified Financing or IPO: An amount of shares of Ocuphire common stock equal to 135% of the Note Value divided by the per share price of Ocuphire common stock issued to purchasers in the Qualified Financing or IPO.

•	CIC: An amount of shares of Ocuphire common stock equal to 200% of the Note Value divided by the per share price of Ocuphire common stock based on the valuation of such CIC.
•
Reverse Merger: Either (i) shares of Ocuphire common stock issued in the Reverse Merger or (ii) equity securities of the Reverse Merger counterparty, in an amount equal to 135% of the Note Value divided by the per share price at which such shares were issued to either stockholders of Ocuphire or stockholders of the Reverse Merger counterparty.

The Note Purchase Agreement was amended and restated on January 22, 2019 (the “Amended and Restated Mezz Note Purchase Agreement”). Under the Amended and Restated Mezz Note Purchase Agreement, the demand date of the Ocuphire convertible notes was extended to December 31, 2019 and the conversion provisions under the Ocuphire convertible notes were restated such that, upon a Conversion Event, the Ocuphire convertible notes would have automatically converted into the following:
•
IPO: An amount of shares of Ocuphire common stock equal to the greater of: (i) 150% of the Note Value divided by the per share price of Ocuphire common stock issued to purchasers in the IPO, and (ii) 100% of the Note Value divided by the per share price of $10.37.

•
CIC: An amount of shares of Ocuphire common stock equal to the greater of: (i) 200% of the Note Value divided by the per share price of Ocuphire common stock based on the valuation of such CIC, and (ii) 100% of the Note Value divided by the per share price of $10.37.

•
Qualified Financing: An amount of shares of Ocuphire common stock equal to 150% of the Note Value divided by the per share price of Ocuphire common stock issued to purchasers in the Qualified Financing.

•
Reverse Merger: Either shares of Ocuphire common stock issued in the Reverse Merger or equity securities of the Reverse Merger counterparty, in an amount equal to the greater of: (i) 150% of the Note Value divided by the per share price at which such shares were issued to either stockholders of Ocuphire or stockholders of the Reverse Merger counterparty, and (ii) 100% Note Value divided by the per share price of $10.37.

The Amended and Restated Mezz Note Purchase Agreement was further amended on November 20, 2019 (the “First Amendment”). The terms under the First Amendment reflect the current terms in effect for the Ocuphire convertible notes as of the date of this proxy statement/prospectus/information statement, except as further amended by the Note Conversion Agreement (defined below). The First Amendment extended the demand date of the Ocuphire convertible notes from December 31, 2019 to September 30, 2020, and changed the basis of interest from a 360-day year, 30-day month basis to a 365-day year basis. In addition, the First Amendment increased the automatic conversion factor applied to the Note Value to 175% in the event of an IPO, Qualified Financing or Reverse Merger and removed the fixed conversion option provision of $10.37 per share in the event of an IPO, CIC or Reverse Merger.
On June 8, 2020, holders of the Ocuphire convertible notes entered into the Note Conversion Agreement with Ocuphire (the “Note Conversion Agreement”). The Note Conversion Agreement provides that prior to the consummation of the merger, following the Rexahn special meeting, all of the Ocuphire convertible notes will automatically convert into an amount of shares of Ocuphire common stock equal to 175% of the Note Value divided by the Fully Diluted Shares. “Fully Diluted Shares” for this purpose means as of the Conversion Date the sum of the following: (1) all of the issued outstanding shares of Ocuphire common stock; and (2) the aggregate number of shares of Ocuphire common stock reserved for issuance under all outstanding options or other awards under equity incentive plans of Ocuphire in effect as of the date of conversion.
The Note Conversion Agreement further provides that upon the issuance of shares of Ocuphire common stock in the conversion, each convertible note will be cancelled and extinguished without the need for surrender of such notes and all obligations of Ocuphire, including any obligations for payment of principal and interest on the convertible notes, will be unconditionally and irrevocably discharged.
Cash Flows
The following table summarizes Ocuphire’s cash flows for the periods indicated:
	Year Ended December 31,		Six Months Ended June 30,
	2019	2018	2020	2019
Net cash used in operating activities	$(3,593,330)	$(765,367)	$(1,383,301)	$(1,313,710)
Net cash used in investing activities	(24,937)	—	—	(20,175)
Net cash provided by financing activities	4,703,842	1,216,406	700,715	2,074,337
Net increase (decrease) in cash	$1,085,575	$451,039	$(682,586)	$740,452
Cash Flow from Operating Activities
For the year ended December 31, 2019, cash used in operating activities of $3,593,330 was attributable to a net loss of $6,168,960, partially offset by $2,219,382 in non-cash expenses and a net change of $(356,248) in Ocuphire’s net operating assets and liabilities. The non-cash expenses consisted of stock-based compensation of $308,110, non-cash interest and discount amortization related to the Ocuphire convertible notes of $1,409,096, the fair value change in the premium conversion derivatives of $499,414 and depreciation expense of $2,762. The change in operating assets and liabilities was primarily attributable to an overall net increase in Ocuphire’s accrued liabilities and accounts payable and by a decrease in prepaid expenses associated with the fluctuations of Ocuphire’s operating expenses.
For the year ended December 31, 2018, cash used in operating activities of $765,367 was attributable to a net loss of $1,626,871, partially offset by $395,063 in non-cash expenses and a net change of $466,441 in Ocuphire’s net operating assets and liabilities. The non-cash expenses consisted of $177,319 of stock-based compensation, non-cash interest and discount amortization of $196,506 related to the Ocuphire promissory notes, while outstanding, and to the Ocuphire convertible notes, and the fair value change in the premium conversion derivatives of $21,238. The change in operating assets and liabilities was primarily attributable to increases in accounts payable and accrued liabilities associated with the fluctuations of Ocuphire’s operating expenses.
For the six months ended June 30, 2020, cash used in operating activities of $1,383,301 was attributable to a net loss of $4,692,498, partially offset by $3,214,130 in non-cash expenses and a net change of $95,067 in Ocuphire’s net operating assets and liabilities. The non-cash expenses consisted of the fair value of common shares issued related to IPR&D in the amount of $2,126,253, interest and discount amortization related to the Ocuphire convertible notes of $1,242,624, fair value change in the premium conversion derivatives of $721,444, gain on note extinguishment ($1,260,350) related to the Note Conversion Agreement, $377,788 related to stock-based compensation and depreciation expense of $6,371. The change in operating assets and liabilities was primarily attributable to a decrease in prepaid expenses offset partially by a net decrease in accounts payable and accrued expenses associated with the fluctuations of Ocuphire’s operating expenses.
For the six months ended June 30, 2019, cash used in operating activities of $1,313,710 was attributable to a net loss of $2,057,591, partially offset by $608,797 in non-cash expenses and a net change of $135,084 in Ocuphire’s net operating assets and liabilities. The non-cash expenses consisted of non-cash interest and discount amortization of $319,869 related to the Ocuphire convertible notes, fair value change in the premium conversion derivatives of $132,083, stock-based compensation of $156,486 and depreciation of $359. The change in operating assets and liabilities was primarily attributable to a net increase in accrued liabilities associated with fluctuations of Ocuphire’s operating expenses.
Cash Flow from Investing Activities
Net cash used during the year ended December 31, 2019 of $24,937 was related to the purchase of property and equipment. There were no sources or uses of funds from investing activities during the year ended December 31, 2018.
Net cash used during the six month period ended year ended June 30, 2019 of $20,175 was related to the purchase of property and equipment. There were no sources or uses of funds from investing activities for the six months ended June 30, 2020.
Cash Flow from Financing Activities
Net cash provided by financing activities during the year ended December 31, 2019 was $4,703,842, consisting of net proceeds from the issuance of the Ocuphire convertible notes.
Net cash provided by financing activities was $1,216,406 during the year ended December 31, 2018. Financing activities consisted of $1,200,000 in proceeds from the issuance of the Ocuphire convertible notes, $31,060 in proceeds from the issuance of the Ocuphire promissory notes and $9,750 in proceeds from the issuance of restricted stock awards. The proceeds were partially offset by debt issuance and deferred offering costs of $19,993 and by member distributions of $4,411.
Net cash provided by financing activities during the six months ended June 30, 2020 was $700,715, consisting of proceeds from the issuance of the Ocuphire convertible notes, offset partially by deferred offering costs of $71,785.
Net cash provided by financing activities was $2,075,000 during the six months ended June 30, 2019, consisting of proceeds from the issuance of the Ocuphire convertible notes, net of issuance costs in the amount of $663.
Liquidity and Capital Resource Requirements
Ocuphire has no current source of revenue to sustain its present activities, and Ocuphire does not expect to generate revenue until, and unless, the FDA or other regulatory authorities approve Nyxol or APX3330 and it successfully commercializes its product candidates. Until such time, if ever, as Ocuphire can generate substantial product revenue, it expects to finance its cash needs through a combination of equity and debt financings as well as collaborations, strategic alliances and licensing arrangements. Ocuphire does not have any committed external source of funds. To the extent that Ocuphire raises additional capital through the sale of equity or convertible debt securities, the ownership interest of Ocuphire’s stockholders will be diluted, and the terms of these securities may include liquidation, warrants, or other preferences that adversely affect your rights as a common stockholder. Debt financing, if available, may involve agreements that include covenants limiting or restricting Ocuphire’s ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If Ocuphire raises additional funds through collaborations, strategic alliances or licensing arrangements with pharmaceutical partners, Ocuphire may have to relinquish valuable rights to its technologies, future revenue streams or grant licenses on terms that may not be favorable to Ocuphire. If Ocuphire is unable to raise additional funds through equity or debt financings or through collaborations, strategic alliances or licensing arrangements when needed, Ocuphire may be required to delay, limit, reduce or terminate its product development, future commercialization efforts, or grant rights to develop and market its product candidates that Ocuphire would otherwise prefer to develop and market itself.
Future Capital Requirements
Ocuphire’s independent registered public accounting firm included an explanatory paragraph in its report on Ocuphire’s financial statements as of and for the years ended December 31, 2019 and 2018, noting the existence of substantial doubt about its ability to continue as a going concern. This uncertainty arose from management’s review of Ocuphire’s results of operations and financial condition and its conclusion that, based on Ocuphire’s operating plans, Ocuphire did not have sufficient existing working capital to sustain operations through December 31, 2020. To continue to fund operations, Ocuphire will need to raise capital. Ocuphire may obtain additional financing in the future through the issuance of common stock, through other equity or debt financings or through collaborations or partnerships with other companies. Ocuphire may not be able to raise additional capital on terms acceptable to it, or at all, and any failure to raise capital as and when needed could compromise Ocuphire’s ability to execute on its business plan.
Assuming the merger and the transactions related thereto are consummated, including the Pre-Merger Financing, Ocuphire expects that its existing cash will be sufficient to fund its operating expenses and capital expenditure requirements through 2021. However, additional capital financing will be needed to fund Ocuphire’s operations through the NDA approvals for Nyxol or APX3330, if such approval is ever received.
The development of Nyxol and APX3330 is subject to numerous uncertainties, and Ocuphire has based these estimates on assumptions that may prove to be substantially different than what Ocuphire currently anticipates and could result in cash resources being used sooner than what Ocuphire currently expects. Additionally, the process of advancing early-stage product candidates and testing product candidates in clinical trials is costly, and the timing of progress in these clinical trials is uncertain. Ocuphire’s ability to successfully transition to profitability will be dependent upon achieving a level of product sales adequate to support its cost structure. Ocuphire cannot assure you that it will ever be profitable or generate positive cash flow from operating activities.
Contractual Obligations and Commitments
The following table summarizes Ocuphire’s contractual obligations as of June 30, 2020, which represent material expected or contractually committed future obligations.
	Payment Period
	Less than 1 year	1-3 Years	3-5 Years	More than 5 years	Total
Facility	$17,850	$—	$—	$ —	$17,850
Convertible notes (principal and Interest)	9,129,033	—	—	—	9,129,033
Total	$9,146,883	$—	$—	$—	$9,146,883
Facility Lease
Ocuphire leases a facility under a non-cancellable operating lease that commenced on June 8, 2019 and expires on December 31, 2020 as amended.
Ocuphire Convertible Notes
From May 2018 through June 30, 2020, Ocuphire issued Ocuphire convertible notes as discussed above under “—Liquidity and Capital Resources—Historical Capital Resources” pursuant to which certain investors have invested $8,472,500 (inclusive of the Ocuphire promissory notes that were converted in May 2018). The

Ocuphire convertible notes accrue interest at a rate of 8% per annum and automatically convert into equity upon the occurrence of certain events. Accrued interest on the Ocuphire convertible notes amounted to $656,533 as of June 30, 2020. The outstanding principal and accrued interest balance of the Ocuphire convertible notes as of June 30, 2020 was $9,129,033 prior to the application of discounts in the amount of $8,205 attributed to third party costs in connection with the Note Conversion Agreement, pursuant to which all Ocuphire convertible notes will be automatically converted into shares of Ocuphire common stock prior to the Closing.
Apexian Sublicense Agreement
On January 21, 2020, Ocuphire entered into the Apexian Sublicense Agreement, pursuant to which it obtained exclusive worldwide patent and other intellectual property rights that constitute a Ref-1 Inhibitor program relating to therapeutic applications to treat disorders related to ophthalmic and diabetes mellitus conditions. The lead compound in the Ref-1 Inhibitor program is APX3330, which Ocuphire intends to develop as an oral tablet therapeutic to treat DR and DME, and potentially wAMD.
In connection with the Apexian Sublicense Agreement, Ocuphire issued 843,751 shares of Ocuphire common stock to Apexian and certain of Apexian’s affiliates. The share issuance transaction was recorded in the amount of $2,126,253 as IPR&D expense based on the fair market value of the common shares issued since no processes or activities that would constitute a “business” were acquired and none of the rights and underlying assets acquired had alternative future uses or reached a stage of technological feasibility. In addition, Ocuphire shall pay any balance remaining of $400,000 of Ref-1 Inhibitor program costs to Apexian following Ocuphire’s listing on a major stock exchange.
Ocuphire also agreed to make one-time milestone payments under the Apexian Sublicense Agreement for each of the first ophthalmic indication and the first diabetes mellitus indication. These milestone payments include (i) payments for specified developmental and regulatory milestones (including completion of the first
Phase 2 trial and the first Phase 3 pivotal trial in the United States, and filing and achieving regulatory approval from the FDA for the first New Drug Application for a compound) totaling up to $11 million in the aggregate and (ii) payments for specified sales milestones of up to $20 million in the aggregate, which net sales milestone payments are payable once, upon the first achievement of such milestone.
Lastly, Ocuphire also agreed to make royalty payments equal to a single-digit percentage of its net sales of products covered by the patents under the Apexian Sublicense Agreement. None of the milestone or royalty payments were triggered as of the date of this proxy statement/prospectus/information statement.
Beginning on December 31, 2020, if Ocuphire has not (i) listed shares of its capital stock on major stock exchange or (ii) completed a reverse merger or similar transaction with a corporation whose securities are listed on a major stock exchange, either Ocuphire or Apexian may terminate the Apexian Sublicense Agreement. In the event of such termination, Apexian and its affiliates would forfeit their shares of Ocuphire common stock and Ocuphire’s intellectual property rights under the Apexian Sublicense Agreement would terminate. If it is not terminated pursuant to its terms, the Apexian Sublicense Agreement shall remain in effect until expiration of the last to expire of the covered patents.
Other Commitments
In the course of normal operations, Ocuphire entered into cancellable purchase commitments with its suppliers for various key research and clinical services and raw materials. The purchase commitments covered by these arrangements are subject to change based on Ocuphire’s research and development efforts.
Critical Accounting Policies and Estimates
Ocuphire’s financial statements are prepared in accordance with U.S. GAAP. These accounting principles require Ocuphire to make estimates and judgments that can affect the reported amounts of assets and liabilities as of the date of the financial statements as well as the reported amounts of revenue and expense during the periods presented. Ocuphire believes that the estimates and judgments upon which it relies are reasonably based upon information available to Ocuphire at the time that it makes these estimates and judgments. To the extent that there are material differences between these estimates and actual results, Ocuphire’s financial results will be affected. The accounting policies that reflect Ocuphire’s more significant estimates and judgments and which it believes are the most critical to aid in fully understanding and evaluating its reported financial results are described below.

The following is not intended to be a comprehensive list of all of Ocuphire’s accounting policies or estimates. Ocuphire’s accounting policies are more fully described in Note 1—Company Description and Summary of Significant Accounting Policies, in its financial statements included elsewhere in this proxy statement/prospectus/information statement.
Acquired In-Process Research and Development Expenses
Ocuphire includes costs to acquire or in-license product candidates in acquired in-process research and development expenses. These costs are immediately expensed provided that the payments do not also represent processes or activities that would constitute a “business” as defined under U.S. GAAP or provided that the product candidate has not achieved regulatory approval for marketing, and absent obtaining such approval, has no alternative future use. Royalties owed on future sales of any licensed product will be expensed in the period the related revenues are recognized.
Income Taxes
Ocuphire utilizes the liability method of accounting for income taxes as required by ASC 740, “Income Taxes.” Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and the tax basis of assets and liabilities and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. Currently, there is no provision for income taxes, as Ocuphire has incurred operating losses to date, and a full valuation allowance has been provided on the net deferred tax assets. Ocularis LLC was treated as a partnership for federal and state income tax purposes. Accordingly, no provision was made for income taxes related to Ocularis LLC’s operations up through the LLC Merger since the net losses attributed to Ocularis LLC up to that time (subject to certain limitations) was passed through to the income tax returns of its members. Upon incorporation on February 21, 2018, Ocuphire became taxable as a corporation.
Since incorporation, Ocuphire has filed U.S. federal and Michigan state income tax returns. Ocuphire’s deferred tax assets were primarily comprised of federal and state tax net operating loss carryforwards, accruals, stock-based compensation and tax credit carryforwards which were recorded using enacted tax rates expected to be in effect in the years in which these temporary differences are expected to be utilized. As of December 31, 2019, the tax effect of Ocuphire’s federal and state net operating loss carryforwards was approximately $1,002,000 and $226,000, respectively, and its federal research and development credit carryforward was $83,000. Ocuphire does not currently have state research and development credits carryforwards. The federal net operating loss carryforwards do not expire and tax credit carryforwards will begin to expire in 2038 if not utilized. The state net operating loss carryforwards will begin to expire in 2028 if not utilized.
Utilization of the net operating loss and tax credit carryforwards may be subject to an annual limitation due to historical or future ownership percentage change rules provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of certain net operating loss and tax credit carryforwards before their utilization. However, due to uncertainties surrounding Ocuphire’s ability to generate future taxable income to realize these tax assets, a full valuation allowance has been established to offset its deferred tax assets.
Stock-Based Compensation
Ocuphire’s stock-based compensation for stock-based awards is accounted for in accordance with authoritative guidance and is estimated at the grant date based on the fair value of the award and recognized as expense ratably over the requisite service period of the award. The Company records forfeitures when they occur. Determining the appropriate fair value of stock-based awards requires judgment. Ocuphire calculates the fair value of each award to employees on the date of grant based on the fair value of its common stock. See “—Common Stock Valuation” below.
Ocuphire calculates the fair value of each stock option award to employees and non-employees on the date of grant under the Black-Scholes option-pricing model using certain assumptions related to the fair value of its common stock, the option’s expected term, Ocuphire’s expected stock price volatility, risk free interest rates and its expected dividend rate.

The fair value of each stock option grant was determined using the methods and assumptions discussed below. Each of these inputs is subjective and generally requires significant judgment and estimation by management.
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Fair Value of Common Stock. As discussed below in “—Common Stock Valuation,” because there is no public market for Ocuphire common stock as it is a private company, the Ocuphire Board has determined the fair value of the common stock by considering a number of objective and subjective factors, including based on contemporaneous valuations of Ocuphire common stock performed by an unrelated valuation specialist. The fair value of Ocuphire common stock will be approved by the Ocuphire Board until such time as its common stock is listed on an established stock exchange.

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Expected Term. The expected term represents the period that stock-based awards are expected to be outstanding. The expected term for option grants is determined using the simplified method where appropriate, or based on the contract term of the award . The simplified method deems the term to be the average of the time-to-vesting and the contractual life of the stock-based awards.

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Expected Volatility. Since Ocuphire does not have a trading history of its common stock, the expected volatility was derived from the historical stock volatilities of comparable peer public companies within its industry that Ocuphire considered to be comparable to its business over a period equivalent to the expected term of the stock-based awards.

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Risk-Free Interest Rate. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the date of grant for zero-coupon U.S. Treasury notes with maturities approximately equal to the stock-based awards’ expected term.

•	Expected Dividend Rate. The expected dividend is zero as Ocuphire has not paid and does not anticipate paying any dividends for the foreseeable future.
The estimated grant-date fair value of Ocuphire’s stock-based awards was calculated using Black-Scholes option-pricing model, based on the following assumptions for the following periods presented:
	Year Ended December 31,		Six Months Ended June 30,
	2019	2018	2020	2019
Expected stock price volatility	92.1%	84.7%	95.5%	85.3%
Expected life of options (years)	5.5	5.0	10.0	5.2
Expected dividend yield	0%	0%	0%	0%
Risk free interest rate	1.7%	2.9%	0.7%	2.1%
If any of the assumptions used in the Black-Scholes option-pricing model change significantly, stock-based compensation for future awards may differ materially compared with the awards granted previously. As of June 30, 2020, Ocuphire had unrecognized stock-based compensation totaling $1,382,417. The unrecognized share-based expense is expected to be recognized over a weighted average period of 0.9 years.
Common Stock Valuation
In the absence of a public trading market for Ocuphire common stock, on each grant date, Ocuphire develops an estimate of the fair value of its common stock in order to determine an exercise price for each stock-based award. Ocuphire has determined the fair value of Ocuphire common stock using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The Ocuphire Board exercised reasonable judgment and considered a number of objective and subjective factors to determine the best estimate of the fair value of its common stock, including having contemporaneous and retrospective valuations of Ocuphire common stock performed by an unrelated valuation specialist, valuations of comparable securities transactions, its operating and financial performance, its stage of development, current business conditions, Ocuphire’s projections, business developments, the lack of liquidity of Ocuphire’s capital stock and general and industry specific economic outlook.

For valuations of Ocuphire common stock performed from April 10, 2018 through June 18, 2020, the fair value of Ocuphire common stock was estimated entirely using a hybrid of two market approaches, specifically a proposed Series A preferred stock Securities Transaction—Back solve method and the Series A preferred stock post-money value. This later approach considers the implied equity value based on a common equivalent capitalization table associated with an IPO exit.
Ocuphire considered the various methods for allocating the enterprise value across Ocuphire’s classes and series of capital stock to determine the fair value of Ocuphire common stock at each valuation date. The methods Ocuphire used consisted of the following:
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Option pricing method (OPM). Under the option pricing method, shares are valued by creating a series of call options with exercise prices based on the liquidation preferences and conversion terms of each equity class. The values of the preferred and common stock are inferred by analyzing these options.

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Probability-weighted expected return method (PWERM). The PWERM is a scenario-based analysis that estimates the value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available to Ocuphire, as well as the economic and control rights of each share class.

Ocuphire’s per share common stock value was estimated by allocating the equity value using a hybrid combination of OPM and PWERM. Ocuphire used either PWERM or a combination of the OPM and the PWERM as described above to allocate the equity value to each element of Ocuphire’s capital structure, including its common stock. For both approaches, Ocuphire applied a discount to the valuations due to the lack of marketability of the ordinary shares. Ocuphire calculated the discount for lack of marketability (DLOM) using a Finnerty model and applied it as appropriate to each allocation.
The dates of Ocuphire’s valuations did not always coincide with the dates of its option grants. In such instances, management’s estimates were based on the most recent valuation of shares of Ocuphire common stock. For grants occurring between valuation dates, for financial reporting purposes, Ocuphire considered the preceding valuations and its assessment of additional objective and subjective factors Ocuphire believed were relevant as of the grant date to determine the fair value of its common stock.
For the valuation of equity awards granted in April 2020 and June 2020, Ocuphire applied a straight-line calculation using the contemporaneous third-party valuations of $1.74 per share as of March 31, 2020 and $9.54 per share as of June 18, 2020 to determine the fair value of Ocuphire’s common stock. Using the benefit of hindsight, Ocuphire determined that the straight-line calculation would provide the most reasonable conclusion for the valuation of its common stock on these interim dates between valuations because Ocuphire did not identify any single event or series of events that occurred during this interim period that would have caused a material change in fair value. Based on this calculation, Ocuphire assessed the fair value of its common stock for awards granted in April 2020 and June 2020 to be $2.33 and $8.65 per share, respectively.
Premium Conversion Derivatives
Ocuphire evaluates all conversion and redemption features contained in a debt instrument to determine if there are any embedded derivatives that require separation from the host debt instrument. An embedded derivative that requires separation is bifurcated from its host debt instrument and a corresponding discount to the host debt instrument is recorded. The discount is amortized and recorded to interest expense over the term of the host debt instrument using the straight-line method which approximates the effective interest method. The separated embedded derivative is accounted for separately on a fair market value basis. Ocuphire records the fair value changes of a separated embedded derivative at each reporting period in the statements of comprehensive loss as a fair value change of premium conversion derivatives. Ocuphire determined that the redemption features under the Ocuphire convertible notes qualified as embedded derivatives and were separated from the debt host with regard to the Ocuphire convertible notes issued in May 2018 through March 2020.
Property and Equipment
Property and equipment are recorded at cost and reduced by accumulated depreciation. Depreciation expense is recognized over the estimated useful lives of the assets using the straight-line method. The estimated useful life for all asset classes is currently five years. Tangible assets acquired for research and development activities which have alternative use are capitalized and depreciated over the useful life of the acquired asset. Estimated useful lives are periodically reviewed, and when appropriate, changes are made prospectively. When certain events or changes in operating conditions occur, asset lives may be adjusted and an impairment assessment may be performed on the recoverability of the carrying amounts. Maintenance and repairs are charged directly to expense as incurred.
Net Loss Per Share
Basic loss per share of common stock is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the period.
Diluted earnings or loss per share of common stock is computed similarly to basic earnings or loss per share except the weighted average shares outstanding are increased to include additional shares from the assumed exercise of any common stock equivalents, if dilutive. Ocuphire convertible notes, restricted stock awards and stock options while outstanding are considered common stock equivalents for this purpose. Diluted earnings are computed utilizing the treasury method for the restricted stock awards and stock options. Diluted earnings with respect to the Ocuphire convertible notes utilizing the if-converted method was not applicable during the periods presented as no conditions required for conversion had occurred. No incremental common stock equivalents were included in calculating diluted loss per share because such inclusion would be anti-dilutive given the net loss reported for the periods presented.
The following potential common shares were not considered in the computation of diluted net loss per share as their effect would have been anti-dilutive for the period presented below:
	Year Ended December 31,		Six Months Ended June 30,
	2019	2018	2020	2019
Stock options	982,219	433,719	1,175,000	481,219
Restricted stock awards	—	61,100	—	—
Off-Balance Sheet Arrangements
Ocuphire did not have during the periods presented, and does not currently have, any off-balance sheet financing arrangements. In addition, Ocuphire did not have during the periods presented, and does not currently have any interest in entities referred to as variable interest entities, which include special purpose entities and other structured finance entities.
Recent Accounting Pronouncements
From time to time the Financial Accounting Standards Board (“FASB”), or other standard-setting bodies, issue new accounting pronouncements. Where applicable, Ocuphire adopts these new standards according to the specified effective dates. Unless otherwise disclosed in the notes to the financial statements appearing in this proxy statement/prospectus/information statement, Ocuphire believes that the impact of any recently issued standard(s) that are not yet effective will not have a material impact on its financial position or results of operations upon adoption. See Note 1, “Company Description and Summary of Significant Accounting Policies,” in the notes to Ocuphire’s financial statements for a more in depth discussion of recently issued accounting standard(s).

MANAGEMENT FOLLOWING THE MERGER
Executive Officers and Directors
Termination of Current Executive Officers of Rexahn
The employment of the current executive officers of Rexahn will be terminated upon completion of the merger.
Executive Officers and Directors of the Combined Company Following the Merger
Following the merger, the Rexahn Board will consist of seven directors, with one director designated by Rexahn and six directors designated by Ocuphire. Pursuant to the Merger Agreement, all of the current members of the Rexahn Board, other than Richard J. Rodgers, will resign from their positions as members of the Rexahn Board upon completion of the merger. Richard J. Rodgers, the designee selected by Rexahn to remain on the board of directors of the combined company, will then elect six designees selected by Ocuphire, each to serve as members of the board of directors of the combined company. Following the merger, the management team of Rexahn is expected to be composed of the current management team of Ocuphire.
The following table lists, as of September 10, 2020, the names, ages and positions of the individuals who are expected to serve as executive officers and directors of the combined company following completion of the merger. In addition to Ms. Sooch, Mr. Ainsworth, Mr. Manuso, Mr. Gallagher, Mr. Meyer and Mr. Rodgers, one additional non-employee director will be designated by Ocuphire to serve as a director of the combined company following the merger.
Name	Age	Position
Executive Officers
Mina Sooch	52	President, Chief Executive Officer, Treasurer, Director, Vice Chair
Bernhard Hoffmann	65	VP of Corporate Development & Finance, Secretary
Non-Employee Directors
Sean Ainsworth	52	Director, Lead Independent Director
James S. Manuso	72	Director
Cam Gallagher	51	Director, Chair of the Board
Alan R. Meyer	67	Director
Richard J. Rodgers	53	Director
Executive Officers
Mina Sooch, MBA has served as Ocuphire’s Chief Executive Officer, President, Treasurer, and as a member of the Ocuphire Board since she co-founded Ocuphire in February 2018. Ms. Sooch currently serves as Vice-Chair of the Ocuphire Board. Prior to Ocuphire, from November 2014 to May 2017, she served as president, chief executive officer and a member of the board of directors at Gemphire Therapeutics, Inc., a private to Nasdaq biopharmaceutical company which she co-founded. From July 2012 to May 2014, she served as the president and chief executive officer of ProNAi Therapeutics, Inc., a private to Nasdaq public oncology company, and as a member of the board of directors from its founding in 2004 through May 2014, as well as a business development advisor from December 2010 to June 2012. In addition, Ms. Sooch has served as managing partner of Apjohn Ventures Fund since its founding in 2003, and co-founded two additional life sciences startups, Afmedica, Inc. and Nephrion, Inc. She also serves as manager of Tara Ventures I, LLC, an angel fund organized in 2002 for life sciences investments. From 2001 to 2002, Ms. Sooch also served as an entrepreneur in residence at North Coast Technology Investors LP. Ms. Sooch has served on multiple additional private and public boards including Biovie Inc. (OTC:BIOV), ZyStor Therapeutics, Inc. (sold to Biomarin Pharmaceutical Inc.), Asterand Inc. (ASTD:LSE), CytoPherx Inc. and Svelte Medical Systems, Inc. From 2006 to present, Ms. Sooch served as advisory board member at Wolverine Venture Fund, and from 2004 to 2012 as a board member of Michigan Venture Capital Association, and as chair from 2009 to 2010. From 1993 to 2000, her senior roles included global account manager at Monitor Deloitte (formerly Monitor Company Group), a global strategy consulting firm based in Boston. Ms. Sooch has been the recipient of numerous awards, including being named one of the Deal Makers of the Year in 2016 by Crain’s Detroit Business. Ms. Sooch received an M.B.A. from Harvard Business School in 1993 and a B.S. in Chemical Engineering, summa cum laude, from

Wayne State University. Ocuphire believes that Ms. Sooch is qualified to serve on the board of the combined company due to her experience raising private and public capital, her experience on the boards of U.S. private and public biotech companies and her over 25 years in the pharmaceutical industry with a focus on business development, finance, strategy and management in the pharmaceutical industry.
Bernhard Hoffmann, MBA, has served as Ocuphire’s Vice President of Corporate Development and Finance since Ocuphire’s founding in February 2018. Previously, he served as an advisor to the founders of Ocularis from 2008 to February 2018 related to raising capital and evaluating possible strategic transactions for the company. Since 2004, Mr. Hoffmann has served as a financial and strategic advisor to emerging pharmaceutical development companies, including SynDevRx, Inc., a pioneer in the field of metabo-oncology. Prior to that, he served as a director at Prudential Vector Healthcare Group from 1996 to 2001 and as chief financial officer and Managing Director, Investment Banking, of EHS Securities, LLC from 2001 to 2003. In both roles, Mr. Hoffmann managed numerous private placements, initial public offerings and follow-on offerings, as well as strategic and license transactions. Previously, Mr. Hoffmann gained extensive experience in corporate finance and merger and acquisition transactions and managed capital markets relationships at Goldman Sachs and Credit Suisse First Boston. Mr. Hoffmann earned his undergraduate degree in English from Dartmouth College and his M.B.A. from the Tuck School of Business.
Non-Employee Directors
Sean Ainsworth, MBA, currently serves as the Lead Independent Director of the Ocuphire Board, of which he has served as a member since April 2018. He serves as chair of Ocuphire’s Compensation Committee and a member of Ocuphire’s Audit Committee. Since 2018, Mr. Ainsworth has been chief executive officer and chairman of the board at Immusoft Corporation, a cell therapy company. Previously, in 2009, he founded RetroSense Therapeutics LLC, an ocular gene therapeutic company, which was acquired by Allergan in 2016. From 2004 to 2012, Mr. Ainsworth served as chief executive officer of GeneVivo, LLC. In 2006, Mr. Ainsworth co-founded Compendia BioScience, Inc. From 2004 to 2012, Mr. Ainsworth served as an advisor to clients in the life sciences and entrepreneurial community on matters related to licensing, strategy and business planning. His other professional experience includes research at Medical Biology Institute, intellectual property roles at Koyama and Associates in Tokyo and international corporate development consulting at the Mattson Jack Group. Mr. Ainsworth holds a B.S. in Microbiology from University of California, San Diego, in 1996 and an M.B.A. from Washington University in St. Louis in 2002. Ocuphire believes Mr. Ainsworth is qualified to serve on the combined company’s board of directors due to his 25 years in life sciences industry, his experience investing in and managing companies in the industry, his financial and business expertise and his experience on boards of multiple biotech companies.
James S. Manuso, PhD, MBA has served on the Ocuphire Board since January 2019, as chair of Ocuphire’s governance and nominating committee and as a member of the audit committee. From July 2011 until October 2013, Dr. Manuso served as chairman and chief executive officer of Astex Pharmaceuticals, Inc. (Nasdaq:ASTX) and led the sale of Astex Pharmaceuticals, Inc. to Otsuka Pharmaceuticals. In 2013, he was a senior mergers and acquisitions advisor to Otsuka Pharmaceuticals’ executive management. Since 2014, Dr. Manuso has served as chairman and chief executive officer of Talfinium Investments, Inc., an investment entity and financial consultancy. From 2015 until 2018, Dr. Manuso served as President, CEO and Vice Chairman of RespireRx Pharmaceuticals Inc. (OTC QB:RSPI), a Phase 3-ready, clinical-stage respiratory and neurological pharmaceutical company. Since 2018, Dr. Manuso has served as managing member of Laurelside LLC, a family office, which he founded. Dr. Manuso has served as board chairman and chairman of the audit, governance and nominating, pricing and compensation committees of multiple companies’ boards, including Biotechnology Industry Organization, Novelos Therapeutics, Inc., Merrion Pharmaceuticals Ltd. (MERR:IEX; Dublin, Ireland), Inflazyme Pharmaceuticals, Inc. (IZP-TSE; Vancouver, Canada), Symbiontics, Inc., which he co-founded (sold to BioMarin Pharmaceutical Inc. as ZyStor, Inc.), Montigen Pharmaceuticals, Inc., Quark Pharmaceuticals, Inc., Galenica Pharmaceuticals, Inc., Supratek Pharma, Inc., EuroGen, Ltd. (London, UK), where he was chairman, and the Greater San Francisco Bay Area Leukemia & Lymphoma Society, where he also served as vice president. Dr. Manuso holds a B.A. with honors in Economics and Chemistry from New York University, a Ph.D. in Experimental Psychology and Genetics from the New School University, and an Executive M.B.A. from Columbia Business School. Ocuphire believes that Dr. Manuso is qualified to serve on the board of directors of the combined company due to his over 25 years of experience in the biopharmaceutical industry in finance, business development and management, and his experience as a member of the boards of directors of multiple pharmaceutical companies, both domestic and foreign.

Cam Gallagher, MBA, currently serves as Chair of the Ocuphire Board and has served as member of the Ocuphire Board since January 2019. He has served as chair of Ocuphire’s audit committee and will continue as a member of the combined company’s nominating and compensation committees. He is a co-founder and has served as a member of the board of directors of Zentalis Pharmaceuticals (Nasdaq: ZNTL) since December 2014. He has also served on the boards of VelosBio Inc., since October 2017, and SelectION, Inc., since June 2018. In addition to his board roles, Mr. Gallagher has served as chief business officer at Immusoft Corporation since March 2019 and at jCyte, Inc. since December 2019. From 2014 to 2016, he was a board member and the chief business officer at RetroSense Therapeutics, LLC, which was acquired by Allergan in 2016. In June 2007, Mr. Gallagher co-founded Nerveda, LLC, a life sciences seed fund, and served as managing director. Prior to these roles, from 1992 to 2007, he held management positions at Verus Pharma B.V., CV Therapeutics, Inc. and Dura Pharmaceuticals, Inc. Mr. Gallagher holds an M.B.A. from the University of San Diego in 1997 and a B.S. in Business Administration from Ohio University in 1992. Ocuphire believes that Mr. Gallagher is qualified to serve on the combined company’s board of directors as a result of his more than 28 years of experience in the life science and biotech industries with a focus on corporate development, finance, marketing business development and early-stage investing, as well as his experience on the boards of various U.S. private and public companies.
Alan R. Meyer, MBA, has served on the Ocuphire Board as an Executive Director since April 2018 and as a chief financial officer and chief operating officer consultant from October 2018 to May 2019. From 2002 to 2018, Mr. Meyer was co-founder and chief executive officer of Ocularis, where Nyxol was first developed. From 1992 to 2000, Mr. Meyer was the executive vice president, chief financial officer, and a member of the board of directors of PathoGenesis Corp., which was sold to Chiron Corporation in 2000. From 1977 to 1992, he served as chief financial officer of several development-stage companies in healthcare, held positions of increasing responsibility in corporate finance and corporate development at Baxter Healthcare Corporation and worked as a management consultant for Arthur Andersen & Co. He is currently retired and serves as President of Salt Creek Associates, Inc., which he owns jointly with his wife. He has a B.S. in Engineering from the University of Illinois at Chicago, where he was a James Scholar and graduated with highest honors, and an M.B.A. from the Kellogg School of Management at Northwestern University, where he was an Austin Scholar. Ocuphire believes that Mr. Meyer is qualified to serve on the combined company’s board of directors because of his financial and accounting expertise, his experience in the ophthalmology business, his over 40 years’ experience developing and commercializing products in the life sciences industry, and as well as his prior experience on the boards of several U.S. public companies.
Richard J. Rodgers. Mr. Rodgers has served on the Rexahn Board since December 2014. Mr. Rodgers currently serves on the board of directors of Ardelyx, Inc., a publicly traded pharmaceutical company, and the board of directors of Sagimet Biosciences, Inc., a privately held clinical stage pharmaceutical company. Mr. Rodgers was previously Executive Vice President, Chief Financial Officer, Secretary and Treasurer of TESARO, Inc., an oncology-focused biopharmaceutical company that he co-founded, from March 2010 until August 2013. He served as the Chief Financial Officer from June 2009 to February 2010 of Abraxis BioScience, Inc. which was subsequently acquired by Celgene Corporation. Prior to that, Mr. Rodgers served as Senior Vice President, Controller and Chief Accounting Officer of MGI PHARMA, INC., from 2004 until its acquisition by Eisai Co., Ltd. in January 2008. He has held finance and accounting positions at several private and public companies, including Arthur Anderson. Mr. Rodgers received a B.S. in Financial Accounting from St. Cloud State University and his M.B.A. in Finance from the University of Minnesota, Carlson School of Business. Ocuphire believes that Mr. Rodgers is qualified to serve on the combined company’s board of directors because of his extensive financial and industry experience.
Director Independence
Nasdaq listing standards require that the combined company’s board of directors consist of a majority of independent directors, as determined under the applicable rules and regulations of Nasdaq. Based upon information requested from and provided by each proposed director concerning his or her background, employment and affiliations, including family relationships, Ocuphire believes that each member of the combined company will qualify as an “independent director” as defined under the applicable rules and regulations of the SEC and the listing requirements and rules of Nasdaq, except Ms. Sooch, Ocuphire’s President and Chief Executive Officer, and Mr. Meyer, a current director on the Ocuphire Board and former consultant of Ocuphire. In making such independence determinations, the Ocuphire Board considers the current and prior relationships that each non-employee director has with Ocuphire and all other facts and circumstances that the Ocuphire Board deems relevant in determining each non-employee director’s independence, including the participation by Ocuphire’s non-employee directors, or their affiliates, in certain Ocuphire financing transactions and the beneficial ownership of Ocuphire common stock by each non-employee director. See the sections entitled “Related Party Transactions of Directors and Executive Officers of the Combined Company” and “Principal Stockholders of Ocuphire.”
Committees of the Board of Directors Following the Merger
The Rexahn Board currently has, and following the completion of the merger will continue to have, the following committees: audit committee, a compensation committee and a nominating and corporate governance committee.
Audit Committee
The responsibilities of Rexahn’s audit committee include the following:
•	appointing or replacing and overseeing Rexahn’s independent auditors and approving all audit engagement fees and terms;
•
preapproving all audit (including audit-related) services, internal control-related services and permitted non-audit services (including fees and terms thereof) to be performed for Rexahn by its independent auditors;

•	reviewing and discussing with Rexahn management and independent auditors’ significant issues regarding accounting and auditing principles and practices and financial statement presentations;
•
reviewing and approving Rexahn’s procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by Rexahn employees of concerns regarding accounting or auditing matters; and

•	reviewing and overseeing Rexahn’s compliance with legal and regulatory requirements.
Rexahn’s audit committee currently consists of Mr. Rodgers, Dr. Cheong, and Mr. Beever. The Rexahn Board has determined that each of Mr. Rodgers and Dr. Cheong is an “audit committee financial expert” within the meaning of applicable SEC regulations. Each current member meets the criteria for independence required by Nasdaq and Rule 10A-3 under the Exchange Office. Mr. Rodgers also serves as the chair of Rexahn’s audit committee.
The audit committee of the combined company is expected to retain these duties and responsibilities following completion of the merger.
Following the Closing, the members of the audit committee are expected to be Mr. Rodgers, who is expected to serve as chair and as an “audit committee financial expert” as defined in Item 407(d)(5) of Regulation S-K, and Mr. Ainsworth and Dr. Manuso. To qualify as independent to serve on Rexahn’s audit committee, listing standards of the Nasdaq Capital Market and the applicable rules of the SEC require that a director not accept any consulting, advisory, or other compensatory fee from Rexahn, other than for service as a director, or be an affiliated person of Rexahn. The Rexahn Board has concluded that the current composition of the audit committee meets the requirements for independence under the rules and regulations of the Nasdaq Stock Market LLC and the SEC. Ocuphire believes that, following completion of the merger, the composition of the audit committee of the combined company will comply with the applicable requirements of the rules and regulations of the Nasdaq Stock Market LLC and the SEC.
Compensation Committee
The responsibilities of Rexahn’s compensation committee include the following:
•	fixing salaries of executive officers and reviewing salary plans for other executives in senior management positions;
•	reviewing and making recommendations with respect to the compensation and benefits for Rexahn’s non-employee directors, including through equity-based plans;

•	evaluating the performance of Rexahn’s chief executive officer and other senior executives and assisting the Rexahn Board in developing and evaluating potential candidates for executive positions; and
•	administering the incentive compensation, deferred compensation and equity-based plans pursuant to the terms of the respective plans.
The current members of Rexahn’s compensation committee are Mr. Beever, Mr. Rodgers and Dr. Price. Mr. Beever is the chair of Rexahn’s compensation committee.
The compensation committee of the combined company is expected to retain these duties and responsibilities following completion of the merger.
Following the Closing, the members of the compensation committee are expected to be Mr. Ainsworth, who is expected to serve as chair, Mr. Gallagher and Mr. Rodgers. To qualify as independent to serve on Rexahn’s compensation committee, the listing standards of the Nasdaq Capital Market require a director not to accept any consulting, advisory, or other compensatory fee from Rexahn, other than for service on the Rexahn Board, and that the Rexahn Board consider whether a director is affiliated with Rexahn and, if so, whether such affiliation would impair the director’s judgment as a member of Rexahn’s compensation committee. The Rexahn Board has concluded that the composition of the compensation committee meets the requirements for independence under the rules and regulations of the Nasdaq Stock Market LLC and the SEC. Ocuphire believes that, after the completion of the merger, the composition of the compensation committee will meet the requirements for independence under, and the functioning of such compensation committee will comply with any applicable requirements of the rules and regulations of the Nasdaq Stock Market LLC and of the SEC.
Nominating and Corporate Governance Committee
The responsibilities of Rexahn’s nominating and corporate governance committee include the following:
•	reviewing, evaluating and seeking out candidates qualified to become members of the Rexahn Board;
•	reviewing committee structure and recommending directors for appointment to committees;
•	developing, reevaluating (not less frequently than every three years) and recommending the selection criteria for board and committee membership;
•	establishing procedures to oversee evaluation of the board, its committees, individual directors and management; and
•	developing and recommending guidelines on corporate governance.
Rexahn’s nominating and corporate governance committee reviews, evaluates and seeks out candidates qualified to become Rexahn Board members. The Rexahn Board includes individuals with a diversity of experience, including scientific, business, financial and academic backgrounds. Nominations may be submitted by directors, officers, employees, stockholders and others for recommendation to the Rexahn Board. In fulfilling this responsibility, Rexahn’s nominating and corporate governance committee also consults with the Rexahn Board and the Chief Executive Officer concerning director candidates.
The current members of Rexahn’s nominating and corporate governance committee are Mr. Brandt, Dr. Sullivan, and Dr. Cheong, each of whom has been determined by the Rexahn Board to be independent under the rules and regulations of the Nasdaq Stock Market LLC. Mr. Brandt is the chair of Rexahn’s nominating and corporate governance committee.
Rexahn’s nominating and corporate governance committee of the combined company is expected to retain these duties and responsibilities following completion of the merger.
Following the Closing, the members of the nominating and corporate governance committee are expected to be Mr. Manuso, who is expected to serve as chair, and Mr. Gallagher.
Ocuphire Director Compensation
Ocuphire does not currently have a formal director compensation policy, but Ocuphire has historically granted its non-employee directors options to purchase Ocuphire common stock, which is intended to encourage non-employee directors to continue to serve on the Ocuphire Board, further align the interests of the directors and stockholders, and attract new nonemployee directors with outstanding qualifications. Additionally, Mr. Meyer has earned additional compensation for other services provided to Ocuphire for the year ended December 31, 2019 related to consulting arrangements as described below.
The following table sets forth for the fiscal year ended December 31, 2019 certain information as to total compensation paid to non-employee directors.
Name	Option Awards ($)(1)(2)	All Other Compensation ($)	Total ($)
Sean Ainsworth	$47,409	—	$47,409
James S. Manuso, Ph.D.	$47,409	—	$47,409
Cam Gallagher	$47,409	—	$47,409
Alan R. Meyer	$28,033	$34,138	$62,171
(1)
The amounts reported do not reflect the amounts actually received by Ocuphire’s non-employee directors. Instead, these amounts reflect the aggregate grant date fair value of each equity award granted to Ocuphire’s non-employee directors during the fiscal year ended December 31, 2019, as computed in accordance with ASC 718. Assumptions used in the calculation of these amounts are included in Note 7 to Ocuphire’s financial statements included in this prospectus/proxy statement/information statement. As required by SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions.

(2)
Reflects options to purchase 180,000 shares of Ocuphire common stock held by each director as of December 31, 2019. Each director received these options upon appointment as a director granted under the Ocuphire 2018 Plan. The options vest monthly over a 24- to 36-month period commencing in December 2019. The amounts reported represent the grant date fair value of the stock options.

On October 1, 2018, Ocuphire entered into a consulting agreement with Alan R. Meyer pursuant to which Mr. Meyer agreed to serve as Ocuphire’s manufacturing and operations advisor and consultant for one year in exchange for a monthly fee of $8,333, and an option to purchase 33,756 shares of Ocuphire common stock, with vesting in twelve equal monthly installments over one year. On May 30, 2019, the consulting agreement was extended to October 1, 2019, but Mr. Meyer’s cash compensation ceased on May 30, 2019. On October 1, 2019, the consulting agreement terminated in accordance with its terms.
Director Compensation Following the Merger
While Ocuphire does not currently have a director compensation policy in place, in June 2020, the Ocuphire Board adopted a non-employee director cash and equity compensation policy to be effective upon the Closing. Under this policy, the combined company will pay each of its non-employee directors a cash stipend for service on its board of directors and, if applicable, on the audit committee, compensation committee and nominating and corporate governance committee. Each of the combined company’s non-employee directors will receive an additional stipend if they serve as the chairperson of the compensation committee, nominating and corporate governance committee or audit committee or serve as the non-executive chairperson. The stipends payable to each non-employee directors for service on the combined company’s board of directors are as follows:
	Member Annual Service Stipend(1)	Chairperson Annual Service Stipend(1)
Board of directors	$40,000	$35,000
Audit committee	7,500	15,000
Compensation committee	5,000	10,000
Nominating and corporate governance committee	4,000	8,000
Lead Independent Director	20,000	—
(1)	Chairs will not receive a stipend for being a member of the applicable committee.
In addition to the cash compensation described above, each member of the combined company’s board of directors will receive an automatic option grant to purchase 20,000 shares (subject to adjustment for stock splits and similar matters) of the combined company’s common stock at each annual meeting when such director is re-elected, with an exercise price equal to the fair market value of a share of the combined company’s common stock on such date. Each option grant will vest in full on the earlier of the one-year anniversary of the date of grant or the combined company’s next annual meeting. Each new director elected or appointed to the combined company’s board of directors will receive an initial option grant to purchase 40,000 shares (subject to adjustment for stock splits and similar matters) of the combined company’s common stock upon such director’s appointment or election with an exercise price equal to the fair market value of a share of the combined company’s common stock on such date. Each option grant will vest in a series of three successive equal annual installments over the three-year period measured from the date of grant.
Ocuphire Executive Compensation
The following tables and accompanying narrative disclosure discuss the compensation awarded to, earned by, or paid to:
•	Mina Sooch, President, Chief Executive Officer, and Treasurer; and
•	Bernhard Hoffmann, Vice President of Corporate Development and Finance.
Ocuphire refers to these two executive officers as the “named executive officers.”
Ocuphire Summary Compensation Table for 2018 and 2019
The following table presents summary information regarding the total compensation for services rendered in all capacities that was earned by Ocuphire’s named executive officers during the fiscal years ended December 31, 2019 and 2018.
NAME AND PRINCIPAL POSITION	YEAR	SALARY ($)	BONUS ($)	OPTION AWARDS ($)(1)	ALL OTHER COMPENSATION ($)(2)	TOTAL ($)
Mina Sooch	2019	400,000	200,000	140,164	22,052	762,216
President, Chief Executive Officer and Treasurer	2018	66,667(3)	—	109,025	10,575	119,600

Bernhard Hoffmann	2019	114,000	43,000	26,631	10,413	224,044
Vice President of Corporate Development and Finance, Secretary	2018	24,000(4)	—	26,099	11,801	97,900
(1)
The amounts reported reflect the aggregate grant date fair value of the stock options granted to Ocuphire’s named executive officers during 2019 and 2018. Assumptions used in the calculation of these amounts are included in Note 7 to Ocuphire’s audited financial statements included elsewhere in this proxy statement/prospectus/information statement. As required by SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions.

(2)
In 2018, Ms. Sooch and Mr. Hoffmann received cash payments of $10,000 and $11,000, respectively, in connection with the execution of their employment agreements. Unless otherwise noted, all other amounts reflect the dollar value of group health insurance premiums paid during 2018 and 2019 with respect to health insurance coverage for the named executive officer.

(3)	Pursuant to Ms. Sooch’s employment agreement, 50% of such salary amounts were deferred in 2018 and paid out in cash in 2019.
(4)	Pursuant to Mr. Hoffmann’s employment agreement, 50% of such salary amounts were deferred in 2018 and paid out in cash in 2019.
Narrative Disclosure to Ocuphire Summary Compensation Table
The compensation program for Ocuphire’s named executive officers for 2019 and 2018 had three components: base salary, annual cash bonus and stock option grants, as further described below.
Base Salary
Pursuant to Ms. Sooch’s and Mr. Hoffmann’s 2018 employment agreements, described in “–Employment Agreements” below, Ms. Sooch and Mr. Hoffmann are entitled to annual base salary amounts of $400,000 per year and $144,000 respectively. In 2018, 50% of such amounts were deferred in 2018 and repaid in full in June 2019.
Bonus
Pursuant to their 2018 employment agreements, each of Ms. Sooch and Mr. Hoffmann are eligible to participate in any bonus program established by Ocuphire. Ocuphire does not have written bonus plan, but in December 2019, in recognition of achievement of Ocuphire’s financial and regulatory achievements in 2019, the Board in its discretion awarded cash bonuses to certain of its employees and consultants, including a $200,000 and $43,200 payment to Ms. Sooch and Mr. Hoffmann, respectively.

Equity Grants
In connection with entry into their employment agreements, the Board awarded Ms. Sooch and Mr. Hoffmann options to purchase 168,760 shares of Ocuphire common stock, and 40,575 shares of Ocuphire common stock, respectively, exercisable at $0.95 per share and which vested over a twelve-month period. Additionally, in December 2019, in recognition of achievement of Ocuphire’s financial and regulatory achievements in 2019, the Ocuphire Board in its discretion awarded Ms. Sooch and Mr. Hoffmann options to purchase 150,000 and 28,500 shares of Ocuphire common stock, respectively, exercisable at $1.27 per share and a portion of which vested on December 31, 2019, with the remainder vesting in monthly installments from January 2020 through December 2021.
Employment Agreements
Ocuphire has entered into written employment agreements with each of its named executive officers, as described below. For a discussion of the severance pay and other benefits to be provided in connection with a termination of employment and/or a change in control under the arrangements with our named executive officers, please see “— Potential Payments Upon Termination or Change in Control” below. Each of our named executive officers has also executed Ocuphire’s standard form of confidential information and invention assignment agreement, and has executed its standard form of confidential information and invention assignment agreement.
Mina Sooch
2018 Employment Agreement. Ocuphire entered into an employment agreement with Ms. Sooch on October 1, 2018 that governs the terms of her employment as president and chief executive officer of Ocuphire. Under the terms of this employment agreement, Ms. Sooch became entitled to an annual base salary of $400,000 effective as of November 1, 2018, with 50% of such salary payments deferred until the earlier of April 1, 2019 or the closing of an aggregate total of $3.5 million of financing for Ocuphire. Such deferred payments were payable in cash or stock as determined by the Ocuphire Board. In connection with Ms. Sooch entering into her 2018 employment agreement, and pursuant to the terms thereof, Ms. Sooch was granted an award of 168,750 restricted shares of Ocuphire common stock, with 33,750 shares vesting immediately and the remaining shares vesting in equal monthly installments at the end of each month beginning in October 2018, subject to continued service. Additionally, the employment agreement provided for the immediate reimbursement of $16,667 for health insurance premium costs, and a $10,000 cash payment for services provided between July 1, 2018 and October 31, 2018. Ms. Sooch is also eligible to participate, subject to applicable eligibility requirements, in all of Ocuphire’s benefits plans and fringe benefits and programs that may be provided to employees of Ocuphire from time to time.
2020 Employment Agreement. In June 2020, Ocuphire entered into an amended and restated employment agreement with Ms. Sooch to be effective upon the Closing, which will supersede the 2018 employment agreement in its entirety. Her employment agreement has an initial term of three years beginning on the Closing and automatically renews for an additional one-year period at the end of the initial term and each anniversary thereafter, provided that the Ocuphire Board does not provide written notice to Ms. Sooch at least 90 days prior to the expiration of the initial term or any renewal term of its intention not to renew.
Ms. Sooch’s 2020 employment agreement entitles her to, among other benefits, the following compensation: (i) an annual base salary of at least $525,000, reviewed at least annually commencing with the review of compensation for the year ended December 31, 2020; (ii) an annual cash bonus in an amount of up to fifty percent (50%) of her annual base salary; (iii) participation in equity-based long-term incentive compensation plans generally available to senior executive officers of the combined company (beginning in 2020); and (iv) participation in welfare benefit plans, practices, policies and programs (including, without limitation, medical, prescription, dental, disability, employee life, group life, accidental death and travel accident insurance plans and programs) made available to other senior executive officers of the combined company. Additionally, pursuant to her employment agreement, Ms. Sooch was granted certain options to purchase shares of Ocuphire common stock as set forth under “—Summary Compensation Table” above.
Bernhard Hoffmann
2018 Employment Agreement. Ocuphire entered into an employment agreement with Mr. Hoffmann on October 1, 2018 that governs the terms of his employment as vice president of corporate development and finance of Ocuphire. Under the terms of this employment agreement, Mr. Hoffmann became entitled to an annual base salary of $144,000 effective on November 1, 2018, with 50% of such salary payments deferred until the earlier of April 1, 2019 or the closing of an aggregate total of $3.5 million of financing for Ocuphire. Such deferred payments were payable in cash or stock as determined by the Ocuphire Board. In connection with Mr. Hoffmann entering into his 2018 employment agreement, and pursuant to the terms thereof, Mr. Hoffmann was granted an award of 40,575 restricted shares of Ocuphire common stock, with 16,875 shares vesting immediately and the remaining shares vesting in twelve equal monthly installments at the end of each month beginning in October 1, 2018, subject to continued service. Additionally, the employment agreement provided an $11,000 cash payment for services provided between July 1, 2018 and October 31, 2018. Mr. Hoffmann is also eligible to participate, subject to applicable eligibility requirements, in all of Ocuphire’s benefits plans and fringe benefits and programs that may be provided to employees of Ocuphire from time to time.
2020 Employment Agreement. In June 2020, Ocuphire entered into an employment agreement with Mr. Hoffmann to be effective upon the Closing, which will supersede the 2018 employment agreement in its entirety. His employment agreement has an initial term of three years beginning on the Closing and automatically renews for an additional one-year period at the end of the initial term and each anniversary thereafter, provided that the Ocuphire Board does not provide written notice to Mr. Hoffmann at least 90 days prior to the expiration of the initial term or any renewal term of its intention not to renew.
Mr. Hoffmann’s 2020 employment agreement entitles him to, among other benefits, the following compensation: (i) an annual base salary of at least $233,750, reviewed at least annually commencing with the review of compensation for the year ended December 31, 2020; (ii) an annual cash bonus in an amount of up to thirty-five percent (35%) of his annual base salary; (iii) participation in equity-based long-term incentive compensation plans generally available to senior executive officers of the combined company (beginning in 2020); and (iv) participation in welfare benefit plans, practices, policies and programs (including, without limitation, medical, prescription, dental, disability, employee life, group life, accidental death and travel accident insurance plans and programs) made available to other senior executive officers of the combined company. Additionally, pursuant to his employment agreement, Mr. Hoffmann was granted certain options to purchase shares of Ocuphire common stock as set forth under “—Summary Compensation Table” above.
Outstanding Equity Awards at Fiscal Year-End
The following table sets forth information regarding stock option awards held by Ocuphire’s named executive officers as of December 31, 2019:
Name	Number of securities underlying unexercised options exercisable	Number of securities underlying unexercised options unexercisable	Option Exercise price ($)	Option Grant Date	Option Expiration date
Mina Sooch	168,750	—	0.95	10/1/2018	10/1/2028
	18,000	132,000(1)	$1.27	12/27/2019	12/27/2029
Bernhard Hoffmann	40,575	—	0.95	10/1/2018	10/1/2028
	3,300	25,200(2)	$1.27	12/27/2019	12/27/2029
(1)	18,000 shares vested on December 31, 2019, and the remaining shares vest in equal monthly installments from January 2020 through December 2021, subject to continued service.
(2)	3,300 shares vested on December 31, 2019, and the remaining shares vest in equal monthly installments from January 2020 through December 2021, subject to continued service.
Ocuphire Potential Payments Upon Termination or Change in Control
Mina Sooch
2018 Employment Agreement. Ms. Sooch’s 2018 employment agreement will not trigger any payments upon completion of the merger.
2020 Employment Agreement. Ms. Sooch’s amended and restated employment agreement provides that either party may terminate the agreement at-will, and regardless of the manner in which Ms. Sooch’s service terminates, she is entitled to receive amounts earned during her term of service, including salary and other benefits. In addition, the agreement provides that in the event of Ms. Sooch’s termination for good reason or if Ocuphire exercises its right to terminate Ms. Sooch, Ms. Sooch will be eligible to receive the following severance benefits: (i) an amount equal to the sum of (x) her annual base salary and (y) an amount equal to a prorated portion of her cash bonus for the year in which the termination occurs; (ii) the immediate vesting of Ms. Sooch’s stock options or other equity awards then outstanding and subject to time-based vesting that would had vested had Ms. Sooch remained employed through the period ending on the 12-month anniversary of the date of termination; and (iii) 12 months of continued health coverage. However, if such termination or resignation occurs within three months prior to or 12 months following a change in control, Ms. Sooch will be eligible to receive the following severance benefits: (i) an amount equal to the product of 1.5 times the sum of her annual base salary and the full amount of her target bonus for the then-current fiscal year; (ii) the vesting in full of all of her stock options or other equity awards then outstanding and subject to time-based vesting; and (iii) 12 months of continued health coverage.
The following definitions have been adopted in Ms. Sooch’s employment agreement:
•
“termination for cause” means a termination of Ms. Sooch’s employment by Ocuphire due to (i) acts of dishonesty undertaken by Ms. Sooch and intended to result in personal enrichment to her at the expense of Ocuphire; (ii) gross misconduct on the part of Ms. Sooch that is injurious to Ocuphire; (iii) Ms. Sooch’s commission of, or entry into a no contest plea to, any felony; (iv) breach by Ms. Sooch of her fiduciary obligations as an officer or director of Ocuphire; (v) a persistent and deliberate failure by Ms. Sooch to perform the duties and responsibilities of her employment which remains uncured for 30 days after Ocuphire provides Ms. Sooch with written notice of her intentional action or conduct; or (vi) material breach of any terms and conditions of her employment agreement which remains uncured for 10 days after Ocuphire provides Ms. Sooch with written notice.

•
“termination for good reason” means a termination of Ms. Sooch’s employment by Ms. Sooch within 30 days of Ocuphire’s failure to cure any of the following: (i) a material reduction in her base salary (unless such reduction is pursuant to a salary reduction program applicable generally to Ocuphire’s similarly situated executives); (ii) removal of Ms. Sooch by Ocuphire from the position of President and Chief Executive Officer; (iii) a material reduction in Ms. Sooch’s authority, duties or responsibilities; (iv) a material change in Ms. Sooch’s reporting relationships; (v) the material relocation of Ms. Sooch’s principal place of employment; and (vi) a material breach by Ocuphire of any material provision of Ms. Sooch’s employment agreement.

All severance benefits payable to Ms. Sooch under her amended and restated employment agreement are subject to her signing, not revoking and complying with a release of claims in favor of Ocuphire.
Bernhard Hoffmann
2018 Employment Agreement. Mr. Hoffmann’s 2018 employment agreement provides that either party may terminate the agreement at will. Accordingly, no payments will be triggered under his employment agreement upon completion of the merger.
2020 Employment Agreement. Mr. Hoffmann’s amended and restated employment agreement provides that either party may terminate the agreement at-will, and regardless of the manner in which Mr. Hoffmann’s service terminates, he is entitled to receive amounts earned during her term of service, including salary and other benefits. In addition, the agreement provides that in the event of Mr. Hoffmann’s termination for good reason or if Ocuphire exercises its right to terminate Mr. Hoffmann, Mr. Hoffmann will be eligible to receive the following severance benefits: (i) an amount equal to the sum of (x) his annual base salary and (y) an amount equal to a prorated portion of his cash bonus for the year in which the termination occurs; (ii) 6 months of continued health coverage. Although, if such termination or resignation occurs within three months prior to or 12 months following a change in control, Mr. Hoffmann will be eligible to receive the following severance benefits: (i) an amount equal to the product of 1 times the sum of his annual base salary and the full amount of his target bonus for the then-current fiscal year; (ii) the vesting in full of all of his stock options or other equity awards then outstanding and subject to time-based vesting; and (iii) 6 months of continued health coverage.

The following definitions have been adopted in Mr. Hoffmann’s employment agreement:
•
“termination for cause” means a termination of Mr. Hoffmann’s employment by Ocuphire due to (i) acts of dishonesty undertaken by Mr. Hoffmann and intended to result in personal enrichment to her at the expense of Ocuphire; (ii) gross misconduct on the part of Mr. Hoffmann that is injurious to Ocuphire; (iii) Mr. Hoffmann’s commission of, or entry into a no contest plea to, any felony; (iv) breach by Mr. Hoffmann of his fiduciary obligations as an officer or director of Ocuphire; (v) a persistent and deliberate failure by Mr. Hoffmann to perform the duties and responsibilities of his employment which remains uncured for 30 days after Ocuphire provides Mr. Hoffmann with written notice of his intentional action or conduct; or (vi) material breach of any terms and conditions of his employment agreement which remains uncured for 10 days after Ocuphire provides Mr. Hoffmann with written notice.

•
“termination for good reason” means a termination of Mr. Hoffmann’s employment by Mr. Hoffmann within 30 days of Ocuphire’s failure to cure any of the following: (i) a material reduction in his base salary (unless such reduction is pursuant to a salary reduction program applicable generally to Mr. Hoffmann’s similarly situated executives); (ii) removal of Mr. Hoffmann by Ocuphire from the position of Vice President; (iii) a material reduction in Mr. Hoffmann’s authority, duties or responsibilities; (iv) a material change in Mr. Hoffmann’s reporting relationships; or (v) a material breach by Ocuphire of any material provision of Mr. Hoffmann’s employment agreement.

All severance benefits payable to Mr. Hoffmann under his amended and restated employment agreement are subject to him signing, not revoking and complying with a release of claims in favor of Ocuphire.
Employee Benefit and Stock Plans
Ocuphire 2020 Plan
The Ocuphire 2020 Plan is designed to secure and retain the services of the combined company’s employees, directors and consultants, provide incentives for such employees, directors and consultants to exert maximum efforts for the success of the combined company and its affiliates, and provide a means by which the combined company’s employees, directors and consultants may be given an opportunity to benefit from increases in the value of its common stock. If the Ocuphire 2020 Plan is approved by Rexahn stockholders, no additional awards will be granted under the Prior Rexahn Plans or the Ocuphire 2018 Plan following the effective date of the Ocuphire 2020 Plan.
Please see “Proposal No. 4: Approval of the Adoption of the Ocuphire 2020 Plan” for a description of the Ocuphire 2020 Plan. Such description of the Ocuphire 2020 Plan is a summary only and is qualified in its entirety by reference to the complete text of the Ocuphire 2020 Plan, which is attached as Annex D to this proxy statement/prospectus/information statement. Rexahn Stockholders and Ocuphire Stockholders are urged to read the actual text of the Ocuphire 2020 Plan in its entirety.
Ocuphire 2018 Plan
Stock Awards
The Ocuphire 2018 Plan provides for the grant of incentive stock options, nonstatutory stock options, stock appreciation rights, restricted stock awards and restricted stock unit awards (collectively, “stock awards”), all of which may be granted to employees, including officers, non-employee directors and consultants of Ocuphire. Incentive stock options may be granted only to employees. All other awards may be granted to employees, directors and consultants. Ocuphire has only granted stock options under the Ocuphire 2018 Plan.
Share Reserve
The aggregate number of shares of Ocuphire common stock reserved for issuance pursuant to stock awards under the Ocuphire 2018 Plan is 1,175,000. The maximum number of shares that may be issued upon the exercise of incentive stock options under the Ocuphire 2018 Plan is 1,175,000 shares. If a stock award granted under the Ocuphire 2018 Plan is forfeited back because of the failure to meet a contingency or condition required to vest, such shares will become available for subsequent issuance under the Ocuphire 2018 Plan. In addition, shares withheld to satisfy income or employment withholding taxes and shares used to pay the exercise price of a stock option will become available for the grant of new stock awards under the Ocuphire 2018 Plan. Shares issued under the Ocuphire 2018 Plan may be authorized but unissued or reacquired common stock, including shares repurchased by Ocuphire on the open market. If the Ocuphire 2020 Plan is approved by the Rexahn Stockholders, as of the effective date of the merger, no additional shares will be issued pursuant to awards under the Ocuphire 2018 Plan.
Administration
The board of the combined company will administer the Ocuphire 2018 Plan unless and until the board of directors delegates administration to a committee of the board of directors. The administrator has the complete discretion to make all decisions relating to the plan and outstanding awards. Subject to the terms of the Ocuphire 2018 Plan, the administrator has the authority to reduce the exercise or strike price of any outstanding stock award, cancel any outstanding stock award in exchange for new stock awards, cash or other consideration, or take any other action that is treated as a repricing under U.S. GAAP, with the consent of any adversely affected participant, subject to the applicable requirements of Section 409A of the Code.
Terms of Awards
Subject to the terms of the Ocuphire 2018 Plan, the administrator determines the terms of all awards. The exercise price for stock options and stock appreciation rights granted under the Ocuphire 2018 Plan may not be less than 100% of the fair market value of Ocuphire common stock on the grant date; however, the exercise price for an incentive stock option granted to a holder of more than 10% of Ocuphire common stock may not be less than 110% of such fair market value on the grant date. Options and stock appreciation rights are generally transferable only by will or the laws of descent and distribution, and may be exercised during the holder’s lifetime only by the holder.
The term of options and stock appreciation rights granted under the Ocuphire 2018 Plan may not exceed ten years and will generally expire sooner if the holder’s service terminates. Options vest at the times determined by the administrator. Shares may be awarded under the terms of the Ocuphire 2018 Plan in consideration for services rendered to Ocuphire. Shares awarded under the Ocuphire 2018 Plan may be fully vested at grant or subject to special forfeiture conditions or rights of repurchase as determined by the administrator.
Changes in Capitalization
If any change is made in the shares of common stock by reason of any merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure, or otherwise, appropriate adjustments will be made by the administrator to the class and maximum number of securities reserved for issuance under the Ocuphire 2018 Plan, the class and maximum number of securities that may be issued upon the exercise of incentive stock options and the class and number of securities and price per share of stock subject to each outstanding award under the Ocuphire 2018 Plan.
Corporate Transaction
In the event of certain specified significant corporate transactions, outstanding stock awards shall be assumed, continued or substituted for similar stock awards by the surviving or acquiring corporation. If any surviving or acquiring corporation fails to assume, continue or substitute such stock awards, stock awards held by participants whose continuous service has not terminated will accelerate vesting in full prior to the corporate transaction, and all stock awards will terminate if not exercised (if applicable) at or prior to the corporate transaction, and any reacquisition or repurchase rights held by Ocuphire will lapse.
Under the Ocuphire 2018 Plan, a corporate transaction is generally the consummation of (i) a sale or other disposition of all or substantially all of Ocuphire’s consolidated assets, (ii) a sale or other disposition of at least 90% of Ocuphire’s outstanding securities, (iii) a merger, consolidation or similar transaction following which Ocuphire is not the surviving corporation, or (iv) a merger, consolidation or similar transaction following which Ocuphire is the surviving corporation but the shares of its common stock outstanding immediately prior to such transaction are converted or exchanged into other property by virtue of the transaction.
Change in Control
The Ocuphire 2018 Plan provides that a stock award may be subject to additional acceleration of vesting and exercisability upon or after a change in control transaction as may be provided in the stock award agreement or as may be provided in any other written agreement between Ocuphire or any affiliate and the holder of such stock award, or as may be otherwise determined in the discretion of the board of directors.
Under the Ocuphire 2018 Plan, a change of control is generally (i) the acquisition by a person or entity of more than 50% of Ocuphire’s combined voting power other than by merger, consolidation or similar transaction; (ii) a consummated merger, consolidation or similar transaction involving Ocuphire immediately after which Ocuphire Stockholders do not own more than 50% of the combined voting power of the surviving entity or of its parent entity; or (iii) a consummated sale, lease or exclusive license or other disposition of all or substantially of Ocuphire’s consolidated assets. The merger will not constitute a change in control for purposes of the Ocuphire 2018 Plan, but the change in control provisions could be triggered by a subsequent transaction.
Amendment and Termination
The Ocuphire Board may at any time amend the Ocuphire 2018 Plan. However, the Ocuphire Board must obtain approval of Ocuphire Stockholders of any amendment requiring such approval under federal tax or federal securities laws. In addition, the Ocuphire Board may not alter or impair any award previously granted under the Ocuphire 2018 Plan without the consent of the holder of such award. The Ocuphire 2018 Plan will terminate on the earliest of ten years after the date the Ocuphire 2018 Plan was adopted by the Ocuphire Board, ten years after the date Ocuphire Stockholders approved the Ocuphire 2018 Plan or a date determined by the Ocuphire Board.

REXAHN EXECUTIVE COMPENSATION
The following table sets forth the compensation for Rexahn’s named executive officers for services rendered in all capacities to Rexahn for the years ended December 31, 2019 and 2018. Rexahn’s named executive officers include its current principal executive officer and financial officer and the two other former executive officers who served during 2019. The compensation described in this table does not include medical or other benefits that are available generally to all of Rexahn’s salaried employees.
Rexahn Summary Compensation Table for 2018 and 2019
Name and Principal Position(s)	Year	Salary ($)	Bonus ($)	Option Awards ($)(1)(2)	Non- Equity Incentive Plan ($)	All Other Compensation ($)	Total ($)
Douglas J. Swirsky President and Chief Executive Officer	2019	425,000	—	—	212,500	13,177	650,677
	2018	359,952	—	703,977	106,250	14,175	1,184,354
Ely Benaim(3) Former Chief Medical Officer	2019	110,000	88,000	41,254	—	5,775	245,029
	2018	440,000	—	294,861	100,000	16,500	851,361
Lisa Nolan(3) Former Chief Business Officer	2019	262,500	—	53,630	—	59,556	375,686
	2018	335,000	—	62,999	80,000	16,407	494,406
(1)
Reflects grant date fair value computed in accordance with ASC 718. A discussion of assumptions used in calculating grant date fair value of Rexahn’s equity awards can be found in Note 11 to Rexahn’s financial statements included in this proxy statement/prospectus/information statement.

(2)
The actual value realized by each officer with respect to option awards will depend on the difference between the market value of Rexahn common stock on the date the option is exercised and the exercise price.

(3)
Dr. Benaim resigned from Rexahn in March 2019, and Dr. Nolan resigned from Rexahn in September 2019. For Dr. Nolan, All Other Compensation for 2019 includes $45,000 in payments for post-resignation consulting services.

Narrative Disclosure to Rexahn Summary Compensation Table
The compensation program for Rexahn’s named executive officers consists of base salary, annual variable incentives under Rexahn’s short-term incentive (“STI”) program and long-term incentives, for which Rexahn currently uses stock option awards. Rexahn’s named executive officers are also entitled to certain compensation upon termination of their employment. Rexahn believes these different forms of compensation provide appropriate incentives to achieve Rexahn’s business goals within the context of its overall philosophy for compensation.
Base Salary. The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, roles and responsibilities.
Short-term Incentive Program. Rexahn’s 2019 STI program was intended to provide a cash incentive to its named executive officers for achieving company-wide goals approved at the beginning of the year by the Compensation Committee. Rexahn believes that having an annual STI program provided an important and customary retention tool and motivated Rexahn’s executives to achieve the specific goals that were a part of the program. The Compensation Committee established a set bonus target expressed as a percentage of salary for each named executive officer and established goals for the STI program. After the conclusion of the year, the Compensation Committee determined at what level the goals were achieved.
Long-term Incentive Program. Rexahn’s use of equity awards is intended to align Rexahn’s named executive officers’ interests with the interest of Rexahn’s stockholders by providing an incentive to Rexahn’s named executive officers to increase long-term stockholder value. Furthermore, Rexahn believes that in the biopharmaceutical industry, equity awards are a primary motivator to retain executives. Rexahn determines the size, mix and frequency of the awards based on numerous factors, including the executive’s skills and experience, the executive’s responsibilities, performance in the prior year and Rexahn’s approach to setting compensation. For 2019, Rexahn used stock options for equity awards. All of the stock options issued to the named executive officers vest over a four year-period, with the first installment vesting on the first anniversary of the award.

Employment Agreements. At the time each of Rexahn’s named executive officers joined Rexahn, Rexahn entered into employment agreements with them. Mr. Swirsky’s agreement was subsequently amended in 2018 to reflect his promotion to Chief Executive Officer, as described more fully below under “Employment Agreement with Mr. Swirsky.” These agreements were designed to be a part of a competitive compensation package for a publicly traded company and to keep Rexahn’s named executive officers focused on Rexahn’s business goals and objectives. In March 2019, Dr. Benaim informed Rexahn of his resignation from Rexahn. In August 2019, Dr. Nolan informed Rexahn of her resignation from Rexahn.
Payments on Termination. Pursuant to his employment agreement, Mr. Swirsky is entitled to specified benefits in the event of the termination of his employment under specified circumstances, including termination following a change of control of Rexahn. Rexahn believes these protections are appropriate for the senior executives of a biopharmaceutical company such as Rexahn because of the level of acquisition activity in this industry. Rexahn believes that providing benefits in the event of a change of control of Rexahn allows its named executive officers to focus their attention on building Rexahn’s business rather than on the personal implications of a transaction.
Under the terms of their former employment agreements, each of Dr. Benaim and Dr. Nolan were entitled upon their resignations only to the base salary to which they were entitled for the period ending on the resignation date and the base salary for accrued but unused vacation as of the resignation date.
Employment Agreement with Mr. Swirsky
Effective January 2, 2018, Rexahn entered into an employment agreement with Mr. Swirsky to serve as Rexahn’s President and Chief Financial Officer, which was subsequently amended on November 14, 2018 upon Mr. Swirsky’s promotion to Chief Executive Officer. Pursuant to the amended employment agreement, Rexahn agreed to pay Mr. Swirsky a base salary of $425,000 with the option of a discretionary annual cash bonus of up to 40% of his base salary for 2018 and up to 50% of his base salary for subsequent years, as determined by performance against objectives and milestones set by the Rexahn Board. Mr. Swirsky’s employment agreement provided for an initial grant of 20,833 options to purchase shares of Rexahn common stock, and the amended employment agreement entered into in connection with his promotion to Chief Executive Officer provided for an additional grant of 41,666 options to purchase shares of Rexahn common stock and that the Rexahn Board may award him additional options each year.
In the event Mr. Swirsky’s employment is terminated by reason of disability or for “Cause,” as defined in the employment agreement, Rexahn will pay Mr. Swirsky his base salary owed up to the termination date, including payment for any unused vacation days, and any earned but unpaid annual bonus for a year prior to the year in which the termination occurs. If Rexahn terminates Mr. Swirsky’s employment without Cause or Mr. Swirsky terminates his employment with “Good Reason,” as defined below, then Mr. Swirsky’s stock options will be subject to accelerated vesting to the extent to which they would have vested within the 12 months following termination and Rexahn will pay Mr. Swirsky his base salary owed up to the termination date, including payment for any unused vacation days, any earned but unpaid annual bonus for a year prior to the year which the termination occurs, a lump sum equal to his then-current annual base salary, an amount equal to the pro-rata portion of the bonus that he otherwise would have been entitled to, and COBRA premiums for 12 months if he makes a timely election and is eligible for coverage. In the event Rexahn terminates Mr. Swirsky’s employment without Cause or Mr. Swirsky terminates his employment with Good Reason within the two-year period following a “Change of Control,” as defined in the 2013 Plan, Rexahn will pay Mr. Swirsky his base salary owed up to the termination date, including payment for any unused vacation days, any earned but unpaid annual bonus for a year prior in which the termination occurs, a lump sum equal to 150% of his current annual base salary and 150% of his target bonus, an amount equal to the bonus he would have otherwise been entitled to, assuming Mr. Swirsky would have received a bonus for the fiscal year equal to his target bonus if he had stayed employed with Rexahn for the entire year, and COBRA premiums for 18 months if he makes a timely election. Mr. Swirsky’s equity awards would also vest and become exercisable in connection with the Change of Control. A resignation by Mr. Swirsky is deemed a resignation for “Good Reason” if he provides written notice to Rexahn of the specific circumstances alleged to constitute Good Reason within 90 days after any one or more of the following events and such Good Reason is not cured within 30 days of Rexahn’s receipt of such notice:
•	a reduction of his salary or target bonus percentage;
•	a relocation requiring him to be based at any office that is more than 35 miles from Rexahn’s office at the time of the signing of the agreement;

•	any material breach by Rexahn of the terms and provisions of the agreement or any other material agreement between Mr. Swirsky and Rexahn; or
•	a material diminution in his duties or authority inconsistent with his position.
The employment agreement also contains a provision prohibiting Mr. Swirsky from soliciting Rexahn’s executives, employees, customers or clients for a period of 12 months following his termination.
Outstanding Equity Awards at Fiscal Year-End
The following table shows certain information regarding outstanding equity awards for the named executive officers as of December 31, 2019.
	Number of Securities Underlying Unexercised Options (#)
Name	Exercisable	Unexercisable	Option Exercise Price ($)	Option Expiration Date
Douglas J. Swirsky	9,982(1)	10,851(1)	25.20	1/2/2028
	11,284(2)	30,382(2)	13.08	11/14/2028
Ely Benaim	—	—	—	—
Lisa Nolan	—	—	—	—
(1)
Represents option award granted under the 2013 Plan on January 2, 2018, which vested 25% on January 2, 2019, and 1/48th of which vested or will vest on the first business day of each month beginning in February 2019 and ending in January 2022.

(2)
Represents option award granted under the 2013 Plan on November 14, 2018, which vested 25% on November 14, 2019, and 1/48th of which vested or will vest on the first business day of each month beginning in December 2019 and ending in November 2022.

Director Compensation
The non-employee director cash compensation structure for 2019 was as follows:
Position	Compensation*
Director	$40,000 per annum, plus an additional $25,000 for the Chairman of the Board
Audit Committee (Chair)	$15,000 per annum
Audit Committee (Member)	$7,500 per annum
Compensation Committee (Chair)	$10,000 per annum
Compensation Committee (Member)	$5,000 per annum
Nominating and Corporate Governance Committee (Chair)	$7,500 per annum
Nominating and Corporate Governance Committee (Member)	$3,750 per annum
Business Development Committee (Chair)	$10,000 per annum
Business Development Committee (Member)	$5,000 per annum
*	Paid semi-annually.
As part of the director compensation structure, each incumbent non-employee director currently also receives an annual equity grant equal to 0.088% of the outstanding shares of Rexahn at the time of grant. Rexahn also has an informal policy to grant each incoming director an equity award equal to twice the annual grant.

The table below sets forth information concerning the compensation of Rexahn’s directors for the year ended December 31, 2019, except for Mr. Swirsky, whose compensation is disclosed above.
Name	Fees Earned Or Paid In Cash ($)	Option Awards ($)(1)	Total ($)
Peter Brandt	82,500	11,851	94,351
Charles Beever	58,090	11,851	69,941
Kwang Soo Cheong	51,250	11,851	63,101
Richard J. Rodgers	60,000	11,851	71,851
Ben Gil Price	49,803	11,851	61,654
Lara Sullivan(2)	45,287	41,651	86,938
(1)
Grant date fair value computed in accordance with ASC 718. The actual value realized with respect to option awards will depend on the difference between the market value of Rexahn common stock on the date the option is exercised and the exercise price. As of December 31, 2019, Mr. Beever, Dr. Cheong and Mr. Brandt each had 11,887 option awards outstanding; Mr. Rodgers had 10,639 option awards outstanding; Dr. Price had 12,943 option awards outstanding; and Dr. Sullivan had 10,617 option awards outstanding.

(2)	Dr. Sullivan joined the Rexahn Board in February 2019.

RELATED PARTY TRANSACTIONS OF DIRECTORS AND
EXECUTIVE OFFICERS OF THE COMBINED COMPANY
Described below are any transactions occurring since January 1, 2018 and any currently proposed transactions to which either Rexahn or Ocuphire was a party and in which:
•
the amounts involved exceeded or will exceed the lesser of $120,000 or 1% of the average of the total assets of Rexahn or Ocuphire, as the case may be, at year-end for the last two completed fiscal years; and

•
a director, executive officer, holder of more than 5% of the outstanding capital stock of Rexahn, Ocuphire or the combined company or any member of such person’s immediate family had or will have a direct or indirect material interest.

Rexahn Transactions
Rexahn’s Audit Committee charter requires that the Audit Committee review and approve all proposed transactions between Rexahn and any director, officer or other employee of Rexahn, and any holder of 5% or more of Rexahn’s voting capital stock, in order to ensure that any such transaction is on an arm’s length basis and in accordance with all applicable laws and regulations and the requirements of any exchange on which Rexahn’s securities may be listed from time to time. Based on Rexahn’s review of its transactions, there have been no transactions or proposed transactions considered to be related party transactions since January 1, 2018.
Ocuphire Transactions
Ocularis LLC
In March 2018, pursuant to the LLC Merger, Alan R. Meyer, Ocuphire’s Chief Operating Officer, William H. Pitlick, Ph.D., Ocuphire’s Chief Development Officer, and Bernhard Hoffmann, Vice President of Corporate Development and Finance, purchased 60,000 shares, 40,000 shares, and 30,000 shares of Ocuphire common stock, respectively.
Ocuphire Convertible Notes and Promissory Notes
From January 1, 2018 through April 1, 2018, Ocuphire issued five Ocuphire promissory notes in the aggregate amount of $56,231, bearing interest at 8% per annum, and payable on demand any time after December 31, 2018. Four of the Ocuphire promissory notes issued were to two board members in the amount of $36,063.
All outstanding Ocuphire promissory notes were converted into Ocuphire convertible notes on May 25, 2018. Between that date and March 10, 2020, Ocuphire directors, executive officers and related parties purchased Ocuphire convertible notes in four different closings. The following table summarizes the principal amount of Ocuphire convertible notes that were purchased or acquired through conversion of Ocuphire promissory notes by Ocuphire’s directors, executive officers and related parties.
Name of Noteholder	Principal Amount of Convertible Notes ($)
Mina Sooch	200,540
Bernhard Hoffmann	22,500
Sean Ainsworth	100,000
Cam Gallaher	100,000
James S. Manuso	75,000
Alan R. Meyer	243,982
See “The Merger—Interests of Ocuphire Directors and Officers in the Merger” for a description of the shares of Ocuphire common stock that each director and executive officer will receive upon conversion of his or her Ocuphire convertible notes.

Apexian Sublicense Agreement
On January 21, 2020, Ocuphire entered into the Apexian Sublicense Agreement by which it obtained certain patent and other intellectual property rights. Pursuant to the Apexian Sublicense Agreement, Ocuphire issued 738,231 shares of its common stock to Apexian, 42,188 shares each to Mark R. Kelley and Richard Messmann, and 21,094 shares to BT Capital Management. Messrs. Kelley and Messmann are consultants to Ocuphire. John H. Barnard and Timothy J. Tichenor, principals of BT Capital Management, are a director and an officer, respectively, of Apexian. See the section entitled “Ocuphire Management’s Discussion and Analysis of Financial Condition and Results of Operations – Contractual Obligations and Commitments – Apexian Sublicense Agreement” in this proxy statement/prospectus/information statement.
Pre-Merger Financing
For information regarding Ocuphire directors and executive officers who have invested in the Pre-Merger Financing, see the section entitled “The Merger – Interests of Ocuphire Directors and Executive Officers in the Merger” in this proxy statement/prospectus/information statement.
Consulting Arrangements
Ocuphire incurred consulting expenses from one officer who is also a board member in the amount of $34,138 and $38,205 during the years ended December 31, 2019 and 2018, respectively, of which zero and $12,500 remained unpaid as of December 31, 2019 and 2018, respectively.
Indemnification Agreements
Ocuphire has entered into individual indemnification agreements with its directors and executive officers. Ocuphire believes that these provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. The Ocuphire Bylaws require Ocuphire to indemnify its directors and officers to the fullest extent permitted under Delaware law.
Policies and Procedures for Transactions with Related Parties
The charter of Ocuphire’s audit committee provides that it is the responsibility of the audit committee to review, approve, and oversee any transaction between Ocuphire and any related person and any other potential conflict of interest situations on an ongoing basis, in accordance with company policies and procedures, and to develop policies and procedures for the approval of related party transactions. Related party transactions also may be reviewed and approved at the full board level. Prior to consideration of a transaction with a related person, the material facts as to the related person’s relationship or interest in the transaction are disclosed to Ocuphire’s audit committee or the disinterested directors. The transaction is not approved unless a majority of the members of the committee or the full board who are not interested in the transaction approve the transaction. The audit committee takes into account, among other factors that it deems appropriate, whether the related person transaction is on terms no less favorable to Ocuphire than terms generally available in a transaction with an unrelated third-party under the same or similar circumstances and the extent of the related person’s interest in the related person transaction. Ocuphire’s current policy with respect to approval of related person transactions is not set forth in writing.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
The unaudited pro forma condensed combined financial information does not give effect to the Rexahn Reverse Stock Split.
The following unaudited pro forma condensed combined financial information was prepared using the acquisition method of accounting under U.S. generally accepted accounting principles (“GAAP”). For accounting purposes, Ocuphire is considered to be acquiring Rexahn and the merger is expected to be accounted for as an asset acquisition. Ocuphire is considered the accounting acquirer even though Rexahn will be the issuer of the common stock in the merger. To determine the accounting for this transaction under GAAP, a company must assess whether an integrated set of assets and activities should be accounted for as an acquisition of a business or as an asset acquisition. The guidance requires an initial screen test to determine if substantially all of the fair value of the gross assets acquired is concentrated in a single asset or group of similar assets. If that screen is met, the assets are not a business. In connection with the acquisition of Rexahn, substantially all of the fair value is concentrated in IPR&D and, as such, the acquisition is expected to be treated as an asset acquisition.
The unaudited pro forma condensed combined balance sheet data assume that the merger took place on June 30, 2020 and combine the historical balance sheets of Rexahn and Ocuphire as of such date. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2019 and the six months ended June 30, 2020 assumes that the merger took place as of January 1, 2019 and combines the historical results of Rexahn and Ocuphire for the year ended December 31, 2019 and the six months ended June 30, 2020. The unaudited pro forma condensed combined financial information was prepared in accordance with GAAP and pursuant to the rules and regulations of Article 11 of SEC Regulation S-X. The historical financial statements of Rexahn and Ocuphire have been adjusted to give pro forma effect to events that are (i) directly attributable to the transaction, (ii) factually supportable, and (iii) with respect to the unaudited pro forma condensed combined statements of operations, expected to have a continuing impact on the combined company’s results.
Rexahn’s assets and liabilities will be measured and recognized at their relative fair values allocation as of the transaction date with any value associated with IPR&D being expensed as there is no alternative future use, and combined with the assets, liabilities and results of operations of Ocuphire after the consummation of the merger.
The unaudited pro forma condensed combined financial information is based on the assumptions and adjustments that are described in the accompanying notes. The accounting for the transaction as an asset acquisition is dependent upon the valuation of the IPR&D and the final calculation of net working capital for Rexahn. Accordingly, the pro forma adjustments are preliminary, subject to further revision as additional information becomes available and additional analyses are performed and have been made solely for the purpose of providing unaudited pro forma condensed combined financial information. Differences between these preliminary estimates and the final accounting, expected to be completed after the Closing, will occur and these differences could have a material impact on the accompanying unaudited pro forma condensed combined financial information and the combined company’s future results of operations and financial position. In addition, differences between the preliminary and final amounts will likely occur as a result of the amount of cash used for Rexahn’s operations and other changes in Rexahn’s assets and liabilities.
The unaudited pro forma condensed combined financial information does not give effect to the potential impact of current financial conditions, regulatory matters, operating efficiencies or other savings or expenses that may be associated with the integration of the two companies. The unaudited pro forma condensed combined financial information is preliminary and has been prepared for illustrative purposes only and is not necessarily indicative of the financial position or results of operations in future periods or the results that actually would have been realized had Rexahn and Ocuphire been a combined company during the specified periods. The actual results reported in periods following the merger may differ significantly from those reflected in the unaudited pro forma condensed combined financial information presented herein for a number of reasons, including, but not limited to, differences in the assumptions used to prepare this pro forma financial information.
The unaudited pro forma condensed combined financial information, including the notes thereto, should be read in conjunction with the separate historical financial statements of Rexahn and Ocuphire, and their respective management’s discussion and analysis of financial condition and results of operations included elsewhere in this proxy statement/prospectus/information statement. Rexahn’s audited statement of operations for the year ended

December 31, 2019 is derived from Rexahn’s Annual Report on Form 10-K for the year ended December 31, 2019. Rexahn’s unaudited financial statements for the three and six months ended June 30, 2020 are derived from Rexahn’s Quarterly Report on Form 10-Q for the three and six months ended June 30, 2020.
Accounting rules require evaluation of certain assumptions, estimates, or determination of financial statement classifications which are completed during the measurement period as defined in current accounting standards. The accounting policies of Rexahn may materially vary from those of Ocuphire. During preparation of the unaudited pro forma condensed combined financial information, management has performed a preliminary analysis and is not aware of any material differences, and accordingly, this unaudited pro forma condensed combined financial information assumes no material differences in accounting policies. Following the acquisition, management will conduct a final review of Rexahn’s accounting policies in order to determine if differences in accounting policies require adjustment or reclassification of Rexahn’s results of operations or reclassification of assets or liabilities to conform to Ocuphire’s accounting policies and classifications. As a result of this review, management may identify differences that, when conformed, could have a material impact on these unaudited pro forma condensed combined financial statements.

Unaudited Pro Forma Condensed Combined Balance Sheet
June 30, 2020
	Rexahn	Ocuphire	Pro Forma Adjustments	Notes	Pro Forma Combined
Assets
Current assets:
Cash and cash equivalents	$9,208,951	$854,331	$19,058,000	I, L	$29,121,282
Proceeds receivable from convertible notes	—	1,425,000	(1,425,000)	H	—
Prepaid expenses and other current assets	817,653	23,439	1,425,000	H	2,266,092
Deferred offering costs	—	1,181,334	(1,181,334)	K	—
Total current assets	10,026,604	3,484,104	17,876,666		31,387,374
Property and equipment, net	57,312	15,804	(34,203)	J	38,913
Right-of-use assets	139,477	—	(139,477)	J	—
Deposits	25,681	—	—		25,681
Total assets	$10,249,074	$3,499,908	$17,702,986		$31,451,968
Liabilities and Stockholders' Equity (Deficit)
Current liabilities:
Accounts payable and accrued expenses	$2,190,753	$1,976,668	$4,785,596	F, G	$8,953,017
Deferred revenue	650,000	—	(650,000)	J	—
Convertible notes	—	9,120,828	(9,120,828)	A, B	—
Premium conversion derivative	—	1,179,765	(1,179,765)	A	—
Operating lease liabilities	136,197	—	—		136,197
Total current liabilities	2,976,950	12,277,261	(6,164,997)		9,089,214
Warrant liabilities	268,811	—	(194,278)	E	74,533
Total liabilities	3,245,761	12,277,261	(6,359,275)		9,163,747
Stockholders’ Equity (Deficit):
Preferred stock	—	—	—		—
Common stock	402	354	1,856	O	2,612
Additional paid-in capital	173,423,515	3,969,494	(125,154,801)	M	52,238,208
Accumulated deficit	(166,420,604)	(12,747,201)	149,215,206	N	(29,952,599)
Total stockholders' equity (deficit)	7,003,313	(8,777,353)	24,062,261		22,288,221
Total liabilities and stockholders' equity (deficit)	$10,249,074	$3,499,908	$17,702,986		$31,451,968

Unaudited Pro Forma Condensed Combined Statement of Operations
For the Six Months Ended June 30, 2020
	Rexahn	Ocuphire	Pro Forma Adjustments	Notes	Pro Forma Combined
Revenues:
Revenue	$1,150,000	$—	$—		$1,150,000
Total revenues	1,150,000	—	—		1,150,000
Operating expenses:
General and administrative	3,372,898	942,471	(1,610,314)	Q, S	2,705,055
Research and development	688,397	928,561	—		1,616,958
Acquired in-process research and development	—	2,126,253	—		2,126,253
Total operating expenses	4,061,295	3,997,285	(1,610,314)		6,448,266
Loss from operations	(2,911,295)	(3,997,285)	1,610,314		(5,298,266)
Interest expense	—	(1,242,624)	1,242,624	R	—
Fair value change in warrant liability and premium conversion derivative	(227,094)	(721,444)	721,444	R	(227,094)
Gain on note extinguishment	—	1,260,350	(1,260,350)	R	—
Interest income	40,461	8,505	—		48,966
Net loss	$(3,097,928)	$(4,692,498)	$2,314,032		$(5,476,394)
Net loss per share, basic and diluted	$(0.77)	$(1.36)			$(0.21)
Weighted average common shares outstanding, basic and diluted	4,019,141	3,451,031	18,287,540	P	25,757,712

Unaudited Pro Forma Condensed Combined Statement of Operations
For the Year Ended December 31, 2019
	Rexahn	Ocuphire	Pro Forma Adjustments	Notes	Pro Forma Combined
Revenues:
Revenue	$—	$—	$—		$—
Total revenues	—	—	—		—
Operating expenses:
General and administrative	5,738,227	1,820,477	(488,069)	Q, S	7,070,635
Research and development	5,476,776	2,372,502	—		7,849,278
Acquired in-process research and development	—	—	—		—
Total operating expenses	11,215,003	4,192,979	(488,069)		14,919,913
Loss from operations	(11,215,003)	(4,192,979)	488,069		(14,919,913)
Interest expense	—	(1,409,096)	1,409,096	R	—
Fair value change in warrant liability and premium conversion derivative	2,265,869	(499,414)	499,414	R	2,265,869
Interest income	313,700	510	—		314,210
Other	—	(67,981)	—		(67,981)
Net loss	$(8,635,434)	$(6,168,960)	$2,396,579		$(12,407,815)
Net loss per share, basic and diluted	$(2.18)	$(2.29)	—		$(0.59)
Weighted average common shares outstanding, basic and diluted	3,960,163	2,692,793	14,427,711	P	21,080,667

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
1.	Description of Transaction
On June 17, 2020, Rexahn entered into the Original Merger Agreement, as amended by the Merger Agreement Amendment on June 29, 2020 with Ocuphire pursuant to which Rexahn’s wholly owned subsidiary, Merger Sub, will merge with and into Ocuphire, with Ocuphire surviving as a wholly owned subsidiary of Rexahn, in an all-stock transaction. Subject to the terms and conditions of the Merger Agreement, at the Effective Time, (a) each share of Ocuphire common stock outstanding immediately prior to the Effective Time will be converted into the right to receive shares of Rexahn common stock equal to the Exchange Ratio described below; and (b) each outstanding Ocuphire Option that has not previously been exercised prior to the Effective Time will be assumed by Rexahn.
The calculation of the Exchange Ratio under the Merger Agreement and post-closing ownership of Rexahn Stockholders are subject to adjustment based on an assumed value of Rexahn at Closing, including Rexahn’s Parent Cash Amount. To the extent the Parent Cash Amount falls below $3.2 million or exceeds $6.0 million, Rexahn’s assumed value would be reduced or increased by $150,000 for every $100,000 below or above the thresholds referenced. For pro forma purposes, the Parent Cash Amount is assumed to be $1.9 million as of June 30, 2020. Based on Rexahn’s current estimates, Rexahn anticipates delivering a Parent Cash Amount between $1.9 million and $2.4 million assuming the Closing occurs by November 14, 2020, which is the end date set forth in the Merger Agreement; however, the final Parent Cash Amount will not be calculated until Closing, and may vary significantly depending on, among other things, Rexahn’s ability to control and correctly estimate its operating expenses, expenses relating to Rexahn’s ongoing litigation and the trading price of Rexahn common stock (and its impact on Rexahn’s estimated warrant liabilities, which are deducted from the Parent Cash Amount). If, for example, the Parent Cash Amount at Closing is $1.9 million, then immediately following the Closing, Rexahn Stockholders would own approximately 13.1% of the combined company’s common stock, and the Ocuphire Securityholders would own, or hold rights to acquire, approximately 86.9% of the combined company’s common stock, in each case calculated on a fully-diluted basis. Under the terms of the Merger Agreement, Rexahn Stockholders’ ownership percentage in the combined company is subject to a floor of approximately 9.1% regardless of Rexahn’s actual Parent Cash Amount at Closing, assuming Ocuphire waives the minimum requirement at Closing.
Consummation of the merger is subject to certain closing conditions, including, among other things, approval by the Rexahn Stockholders and Ocuphire Stockholders, consummation of the Pre-Merger Financing, the continued listing of the Rexahn common stock on the Nasdaq Capital Market, the conversion of all Ocuphire convertible notes into Ocuphire common stock and satisfaction by Rexahn of a Parent Cash Amount of at least $0 as of the Anticipated Closing Date.
In June 2020, certain accredited investors, including certain Ocuphire directors and executives, entered into the Securities Purchase Agreement with Ocuphire and Rexahn, pursuant to which Ocuphire will receive gross proceeds of $21.15 million, which will close immediately prior to the Closing, assuming the satisfaction or waiver of customary closing conditions. Investors in the Pre-Merger Financing will receive the Initial Shares, which will convert into Rexahn common stock upon Closing. Additionally, following the Closing, Rexahn will issue Investor Warrants to these investors, as well as any Converted Additional Shares owed to such Investors based on the Final Purchase Price. The accompanying unaudited pro forma condensed combined financial statements reflect the receipt by Ocuphire of the total $21.15 million in gross proceeds, as well as the issuance of the Initial Shares of Ocuphire common stock to investors prior to the Closing, but do not account for any Converted Additional Shares of Rexahn common stock that may be issued or the Investor Warrants issuable to the Investors after the Closing because the amount and timing of these issuances is not yet known. The Merger Agreement contains certain termination rights for both Rexahn and Ocuphire, and further provides that, upon termination of the Merger Agreement under specified circumstances, either party may be required to pay the other party a termination fee of $750,000, or in some circumstances Ocuphire may be required to reimburse Rexahn’s expenses up to a maximum of $750,000.
Following the Closing, Ocuphire’s Chief Executive Officer, Mina Sooch, will serve as Chief Executive Officer of the combined company. Following the Closing, the size of the Rexahn Board is expected to be comprised of seven directors. Pursuant to the terms of the Merger Agreement, the Rexahn Board will be reconstituted such that six of the initial post-Closing directors will be designated by Ocuphire, and one initial post-Closing director will be designated by Rexahn. One of the Ocuphire-designated directors will be appointed post-closing.
At the Effective Time, Rexahn will enter into the CVR Agreement. Pursuant to the Merger Agreement and the CVR Agreement, for each share of Rexahn common stock held after giving effect to the Rexahn Reverse Stock Split, Rexahn Stockholders of record as of immediately prior to the Effective Time will receive one CVR. Each CVR will entitle such holders to receive, for each calendar quarter during the 15-year period after the Closing, an amount equal to (i) 90% of all payments received by Rexahn pursuant to its licensing agreements with BioSense Global LLC and Zhejiang HaiChang Biotechnology Co., Ltd.; and (ii) 75% of the proceeds from any future monetization of Rexahn’s intellectual property that is entered into during the 10-year period after the Closing, in each case, less certain permitted deductions. The CVRs are not transferable, except in certain limited circumstances, will not be certificated or evidenced by any instrument, will not accrue interest and will not be registered with the SEC or listed for trading on any exchange. The CVR Agreement will be effective prior to the Closing and will continue in effect until the later of the end of the CVR Term and the payment of all amounts payable thereunder, unless and until earlier terminated upon termination of the Merger Agreement.
2.	Estimated Purchase Price
The accompanying unaudited pro forma condensed combined financial statements reflect an estimated reverse asset acquisition price of approximately $14.5 million. Given that the estimated purchase price is variable depending upon the price of Rexahn common stock acquired upon consummation of the merger, management performed a sensitivity analysis over the change in purchase consideration based on +/– 10% volatility in Rexahn common stock price. An increase or decrease in the Rexahn common stock price by 10% would increase or decrease the purchase consideration by approximately $1.1 million with an offsetting adjustment to IPR&D. Under certain circumstances further described in the Merger Agreement, the ownership percentages are subject to adjustment to the extent that Rexahn’s Parent Cash Amount as of the Anticipated Closing Date is below $3.2 million or above $6.0 million.
The total estimated purchase price and allocated purchase price is summarized as follows:
Estimated number of shares of the combined company to be owned by Rexahn's stockholders(i)	4,019,141
Multiplied by the fair value per share of Rexahn's common stock(ii)	$2.84
Total	$11,414,360
Rexahn warrants assumed in merger	1,496,875
Rexahn stock options assumed in merger	344
Estimated transaction costs	1,628,363
Total estimated purchase price	$14,539,942
For purposes of this pro forma analysis, the above estimated purchase price has been allocated based on a preliminary estimate of the fair value of assets and liabilities to be acquired.
Net assets as of June 30, 2020	$7,748,444
In process research and development(iii)	6,791,498
Total estimated purchase price	$14,539,942
(i)
The final purchase price will be determined based in part on the number of shares of Rexahn common stock and the value of Rexahn Warrants and Rexahn Options outstanding immediately prior to the merger. For purposes of this unaudited pro forma condensed combined financial information, the estimated number of shares represents 4,019,141 shares of Rexahn common stock outstanding as of June 30, 2020. The estimated number of shares does not reflect the impact of the Rexahn Reverse Stock Split that is expected to be effected prior to consummation of the merger.

(ii)
The estimated purchase price was based on the Rexahn June 30, 2020 closing price as reported on the Nasdaq Capital Market. The final purchase price arising from the actual transaction costs, the number of shares and fair value of Rexahn common stock as well as the fair value of Rexahn Warrants and Rexahn Options outstanding immediately prior to the Closing could result in a total purchase price different from that assumed in this unaudited pro forma condensed combined financial information, and that difference may be material. Therefore, the estimated consideration expected to be transferred reflected in this unaudited pro forma condensed combined financial information does not purport to represent what the actual consideration transferred will be when the merger is completed. The actual purchase price will fluctuate until the Closing, and the final valuation of the purchase consideration could differ significantly from the current estimate.
(iii)
IPR&D represents the research and development projects of Rexahn which were in-process, but not yet completed, and which Ocuphire plans to advance. This includes the development of RX-3117, RX-0301 and RX-0047. Current accounting standards require that the fair value of IPR&D projects acquired in an asset acquisition with no alternative future use be allocated a portion of the consideration transferred and charged to expense at the acquisition date. The acquired assets did not have outputs or employees. The actual purchase price allocated to IPR&D will fluctuate until the Closing, and the final valuation of the IPR&D consideration could differ significantly from the current estimate.

Contingent consideration with respect to the CVRs has not been recorded in the accompanying unaudited pro forma condensed combined financial statements as the CVRs are not subject to derivative liability treatment given a scope exception to such treatment under GAAP. Rexahn will record a liability for the CVRs once payment under the CVR Agreement is determined to be both probable and estimable, which is not expected to occur until the contingencies under the CVR Agreement are resolved. Upon recognition, the amounts pursuant to the CVR Agreement will be included in the cost of IPR&D and expensed at such time.
3.	Pro Forma Adjustments
Adjustments included in the column under the heading “Pro Forma Adjustments” are primarily based on information contained within the Merger Agreement. Further analysis will be performed after the completion of the merger to confirm the necessity of these estimates.
Given Ocuphire’s history of net losses and valuation allowance, management assumed a statutory tax rate of 0%. Therefore the pro forma adjustments to the statement of operations resulted in no additional income tax adjustment to the pro forma financials.
The pro forma adjustments relate to the following:
A.
To reflect the conversion of the Ocuphire convertible notes (principal and accrued interest) and the application of premium conversion derivatives into shares of Rexahn common stock prior to the merger, in accordance with the terms of the Note Conversion Agreement.

B.
To record the remaining debt discount amortization expense on the Ocuphire convertible notes. The accelerated debt discount amortization expense is not reflected in the pro forma statements of operations because it does not have a continuing impact. Adjustments to convertible notes are as follows:

June 30, 2020
Conversion of Ocuphire's convertible notes principal and interest (A)	$(9,129,033)
Debt discount amortization expense on Ocuphire's convertible notes payable (B)	8,205
Total	$(9,120,828)
C.
To reflect accounting treatment of Ocuphire convertible notes conversion into common stock as a loss on extinguishment in connection with the merger. The loss on extinguishment is not reflected in the pro forma statements of operations because it does not have a continuing impact.

D.	To record the estimated fully vested fair value of Rexahn Options assumed in connection with the merger.
E.
To reflect the estimated fair value of Rexahn Warrants assumed in connection with the merger (including both liability and equity classified portions), and assuming holders of Rexahn Warrants do not exercise their right to exchange their Rexahn Warrants for cash in an amount equal to the Black-Scholes value of such warrants calculated as set forth therein and in accordance with the terms of such Rexahn Warrants.

F.
To record Rexahn’s estimated transaction costs, such as severance and benefits, advisory fees and transactional fees, that were not incurred as of June 30, 2020. The Rexahn transaction costs are not reflected in the pro forma statements of operations because they do not have a continuing impact.

G.
To record Ocuphire’s estimated transaction costs, such as legal, accounting, advisory and other transactional fees, that were not incurred as of June 30, 2020. The Ocuphire transaction costs are not reflected in the pro forma statements of operations because they do not have a continuing impact.

Adjustments to accrued expenses are as follows:
June 30, 2020
Rexahn's estimated transaction costs (F)	$4,338,567
Ocuphire's estimated transaction costs (G)	447,029
Total	$4,785,596
H.	To reclassify proceeds receivable from convertible notes to other current assets as a result of the note conversions into Ocuphire common stock in connection with the merger.
I.
To reflect the Pre-Merger Financing upon Closing for a total of $21.15 million in gross proceeds, less issuance costs of $1.7 million. The accounting treatment under Accounting Standards Codification (ASC) 480 – Distinguishing Liabilities from Equity and ASC 815 – Derivatives and Hedging is in process related to the Pre-Merger Financing, including the accounting classification of the Investor Warrants and Additional Shares. For purposes of these pro formas, the Pre-Merger Financing has been classified as equity. Upon closing of the Pre-Merger Financing, certain cash settlement provisions, registration requirements, or other adjustments not afforded to other stockholders, may result in the Investor Warrants and Additional Shares being accounted for as a liability on the balance sheet until all of the settlement contingencies are resolved for those instruments. The liability accounting impact would result in some of the Pre-Merger Financing, currently classified in the pro formas as equity, to be reclassified as a liability on the condensed combined balance sheet. In addition, any liability recognized for the Pre-Merger Financing would be subject to remeasurement at fair value as of each reporting period with offsetting impacts of the fair value changes to the statement of operations.

J.
To adjust Rexahn’s historical financial statements to give pro forma effect to events in connection with the merger that include: 1) the elimination of Rexahn’s historical common stock, paid-in-capital and accumulated deficit balances; 2) the elimination of Rexahn’s deferred revenue liability given the non-assumption of the obligation post-merger; and 3) the write-down of Rexahn’s facility lease and property and equipment reported values to reflect their fair value based on their anticipated non-usage post-merger.

K.
To reflect the following impacts to the historical financial statements to give pro forma effect to events in connection with the merger that include: 1) the expensing of Rexahn’s IPR&D; 2) the capitalization of the fair value of the estimated number of common shares, warrants and stock options of the combined company to be owned by Rexahn Stockholders; 3) the impact of transaction costs impacting the estimated purchase price of the merger; and 4) to reflect the impact of the Exchange Ratio to the outstanding common shares of the combined company. The IPR&D expense is not reflected in the pro forma statements of operations because it does not have a continuing impact.

L.	To reflect milestone payments due to Apexian upon Closing.

M.	Adjustments to additional-paid-in-capital are as follows:
June 30, 2020
Conversion of Ocuphire's convertible notes and accrued interest (A)	$9,128,943
To reflect application of premium conversion derivatives (A)	1,179,765
To reflect extinguishment loss on convertible notes (C)	5,667,128
Eliminate Rexahn's pre-merger additional paid-in-capital balance (J)	(173,423,515)
To reflect the fair value of Rexahn's remaining common stock post-merger (K)	11,413,958
To reflect assumption of Rexahn warrants post-merger (E)	1,422,342
To reflect assumption of Rexahn stock options post-merger (D)	344
To reflect impact of Exchange Ratio to pre-merger Ocuphire shares (K)	(1,649)
To reflect Ocuphire’s Pre-Merger Financing in connection with the merger (I)	19,457,883
Total	$(125,154,801)
N.	Adjustments to accumulated deficit are as follows:
June 30, 2020
Debt discount amortization expense on Ocuphire’s convertible notes (B)	$(8,205)
To reflect extinguishment loss on Ocuphire’s convertible notes (C)	(5,667,128)
Rexahn's estimated transaction costs (F)	(4,338,567)
Milestone payment to Apexian (L)	(400,000)
Eliminate Rexahn's pre-merger accumulated deficit balance (J)	166,420,604
To reflect impact of non-equity related Rexahn acquisition cost (G) (K)	(6,791,498)
Total	$149,215,206
O.	Adjustments to common stock par value are as follows:
June 30, 2020
Conversion of Ocuphire's convertible notes into common stock (A)	$90
To reflect Ocuphire’s Pre-Merger Financing in connection with the merger (I)	117
Eliminate Rexahn's pre-merger common stock balance (J)	(402)
To reflect impact of Exchange Ratio to pre-merger Ocuphire shares (K)	1,649
To reflect Rexahn’s ownership in the combined company (K)	402
Total	$1,856
P.
The pro forma combined basic and diluted net loss per share calculations have been adjusted to reflect the pro forma net loss for the six months ended June 30, 2020 and for the year ended December 31, 2019. In addition, the number of shares used in calculating the pro forma combined basic and diluted net loss per share has been adjusted to reflect the estimated total number of shares of common stock of the combined company that would be outstanding on a weighted-average basis as of the Closing of the merger. The following table is a reconciliation of each company’s historical basic and diluted loss per share to its pro forma basic and diluted loss per share for the six months ended June 30, 2020 and for the year ended December 31, 2019.

		Six Months Ended June 30, 2020	Year Ended December 31, 2019
Basic and Diluted Loss Per Share:
As reported (Rexahn)	a/d	$(0.77)	$(2.18)
As reported (Ocuphire)	b/e	$(1.36)	$(2.29)
Pro forma	c/f	$(0.21)	$(0.59)

		Six Months Ended June 30, 2020	Year Ended December 31, 2019
Net loss:
As reported (Rexahn)	a	$(3,097,928)	$(8,635,434)
As reported (Ocuphire)	b	(4,692,498)	(6,168,960)
Add: Rexahn's transaction costs expensed through the statement of operations (Q)		1,591,856	447,077
Add: Depreciation and amortization expenses associated with Rexahn operations (S)		18,458	40,992
Add: Interest expense associated with Ocuphire's convertible notes (R)		1,242,624	1,409,096
Add: Fair Value adjustment related to Ocuphire premium conversion derivatives (R)		721,444	499,414
Subtract: Gain on note extinguishment (R)		(1,260,350)	—
Pro forma	c	$(5,476,394)	$(12,407,815)
Basic and Diluted Weighted Average Shares:
As reported (Rexahn)	d	4,019,141	3,960,163
As reported (Ocuphire)	e	3,451,031	2,692,793
Add: Application of the estimated Exchange Ratio of 3.9386 to Ocuphire's weighted average common shares outstanding		10,141,200	7,913,042
Add: Conversion of Ocuphire's convertible notes convertible notes and accrued interest upon closing of the merger as adjusted for the Exchange Ratio of 3.9386		3,533,708	1,902,037
Add: Closing of Ocuphire’s private placement of common stock and warrant financing contemplated by the Pre-Merger Financing upon Closing of the merger as adjusted for the Exchange Ratio of 3.9386		4,612,632	4,612,632
Pro forma	f	25,757,712	21,080,667
The pro forma adjustments to Ocuphire’s convertible notes and accrued interest as set forth in the table above assume a conversion date as of the beginning of the period presented.
The application of the estimated exchange ratio of 3.9386 to Ocuphire’s weighted-average common shares outstanding as set forth in the table above is based on the pro forma post-closing capitalization as of June 30, 2020 and assumes (i) the Ocuphire convertible notes and accrued interest are converted as of the beginning of the period presented, and (ii) Rexahn’s Parent Cash Amount is $1.9 million on the Anticipated Closing Date.
Accordingly, pro forma combined basic and diluted net loss per share reflects the pro forma combined net loss for the period presented over the pro forma combined weighted-average common shares outstanding for the period presented as reflected on the unaudited pro forma condensed combined statement of operations for such period. Given the expected pro forma net losses of the combined company, the Investor Warrants, Additional Shares, stock options and other warrants were not considered given their antidilutive effect.
Q.	To reflect the elimination of Rexahn’s transaction costs expensed through the statement of operations for the year ended December 31, 2019 and for the six month period ended June 30, 2020.
R.
To reverse interest expense and fair value of changes in premium conversion derivatives and gain on note extinguishment associated with the Ocuphire convertible notes. The pro forma income statement assumes conversion of the notes at the beginning of the period presented.

S.	To reflect the elimination of the historical Rexahn depreciation and amortization expense in the historical period that will not have a continuing impact on the pro forma statement of operations.

DESCRIPTION OF REXAHN CAPITAL STOCK
The following description of Rexahn’s capital stock is not complete and may not contain all the information you should consider before investing in Rexahn’s capital stock. This description is summarized from, and qualified in its entirety by reference to, the Rexahn Certificate of Incorporation and the Rexahn Bylaws, which have been publicly filed with the SEC. See the section entitled “Where You Can Find More Information” in this proxy statement/prospectus/information statement. The following information does not give effect to the Rexahn Reverse Stock Split described in Proposal No. 2 in this proxy statement/prospectus/information statement.
General
Rexahn is authorized to issue 75,000,000 shares of common stock, $.0001 par value per share, and 10,000,000 shares of preferred stock, $.0001 par value per share. As of September 10, 2020, there were 4,483,198 shares of Rexahn common stock outstanding and no shares of preferred stock outstanding.
Rights of Common Stock
Voting Rights; Dividends; Liquidation
Holders of Rexahn common stock are entitled:
•	to cast one vote for each share held of record on all matters submitted to a vote of the stockholders;
•	to receive dividends, as may be lawfully declared from time to time by the Rexahn Board, subject to any preferential rights of holders of any outstanding shares of preferred stock; and
•
in the event of Rexahn’s liquidation, dissolution or winding up, whether voluntary or involuntary, after payment of Rexahn’s debts and other liabilities and making provision for the holders of outstanding shares of preferred stock, if any, to share ratably in the remainder of Rexahn’s assets.

Other Rights and Preferences
The holders of Rexahn common stock do not have any preemptive, cumulative voting, subscription, conversion, redemption, or sinking fund rights. The common stock is not subject to future calls or assessments by Rexahn.
Preferred Stock
The Rexahn Board has the authority, without further action by Rexahn’s stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series and to fix the designations, powers, preferences, rights of the shares of each such series and to fix the qualifications, limitations, and restrictions of each series, including, but not limited to, dividend rights, terms of redemption, conversion rights, voting rights, and sinking fund terms, any or all of which may be greater than the rights of common stock, and the number of shares constituting such series.
Fully Paid and Nonassessable
All of Rexahn’s outstanding shares of common stock are fully paid and nonassessable.
Rexahn Options
As of September 10, 2020, there were 146,224 shares of Rexahn common stock issuable upon the exercise of outstanding stock options, at a weighted-average exercise price of $24.06 per share.
Rexahn Warrants
As of September 10, 2020, there were 925,732 shares of Rexahn common stock issuable upon the exercise of outstanding warrants, with a weighted-average exercise price of $21.07 per share.
Anti-Takeover Effect of Rexahn’s Certificate of Incorporation and Bylaw Provisions
The Rexahn Certificate of Incorporation and the Rexahn Bylaws contain provisions that could make it more difficult to complete an acquisition of Rexahn by means of a tender offer, a proxy contest or otherwise or the removal and replacement of its incumbent officers and directors.

Removal of Directors; Board Vacancies; Board Size
The Rexahn Certificate of Incorporation provides for the removal of any of its directors only for cause and requires a stockholder vote of at least a majority of the voting power of the then outstanding voting stock. In addition, the Rexahn Certificate of Incorporation provides that any vacancy occurring on the Rexahn Board may be filled by a majority of directors then in office, even if less than a quorum, unless the Rexahn Board determines that such vacancy shall be filled by the stockholders. Finally, the authorized number of directors may be changed only by a resolution of the Rexahn Board. This system of removing directors, filling vacancies and fixing the size of the board makes it more difficult for stockholders to replace a majority of the directors.
Special Stockholder Meetings
The Rexahn Certificate of Incorporation and the Rexahn Bylaws provide that a special meeting of stockholders may be called only by a resolution adopted by a majority of the Rexahn Board or by the chairman of the board.
Stockholder Advance Notice Procedure
The Rexahn Bylaws establish an advance notice procedure for stockholders to make nominations of candidates for election as directors or to bring other business before an annual meeting of stockholders. The Rexahn Bylaws provide that any stockholder wishing to nominate persons for election as directors at, or bring other business before, an annual meeting must deliver to Rexahn’s secretary a written notice of the stockholder’s intention to do so. To be timely, the stockholder’s notice must be delivered to or mailed and received by Rexahn not more than 120 days, and not less than 90 days before the anniversary date of the preceding annual meeting, except that if the annual meeting is set for a date that is not within 30 days before or 60 days after such anniversary date, Rexahn must receive the notice not earlier than the close of business on the 120th day prior to the annual meeting and not later than the close of business on the later of (i) the 90th day prior to the annual meeting or (ii) the tenth day following the day on which Rexahn first made public announcement of the date of meeting. The notice must include the following information:
•
as to director nominations, all information relating to each director nominee that is required by the rules of the SEC to be disclosed in solicitations of proxies, or is otherwise required by Regulation 14A of the Exchange Act;

•
as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business to be proposed, the reasons for conducting such business at the meeting and, if any, the stockholder’s material interest in the proposed business; and

•	the name and address of the stockholder who intends to make the nomination and the class and number of Rexahn shares beneficially owned of record;
Undesignated Preferred Stock
The ability to authorize undesignated preferred stock makes it possible for the Rexahn Board to issue preferred stock with voting or other rights or preferences that could have the effect of delaying, deferring, preventing or otherwise impeding any attempt to change control of Rexahn.
Delaware Anti-Takeover Statute
Rexahn is subject to Section 203 of the Delaware General Corporation Law, which prohibits persons deemed “interested stockholders” from engaging in a “business combination” with a publicly traded Delaware corporation for three years following the date these persons become interested stockholders unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the Rexahn Board, such as discouraging takeover attempts that might result in a premium over the market price of Rexahn common stock.

Business Combinations with Interested Stockholders
The Rexahn Certificate of Incorporation provides that certain “business combinations” with “interested stockholders” require approval by the holders of at least a majority of the voting power of its then outstanding shares of voting stock not beneficially owned by any interested stockholder or an affiliate or associate thereof. The foregoing restriction does not apply, however, if the transaction is either approved by a majority of Rexahn’s “continuing directors” or certain minimum price and procedural and other requirements are met. Generally, a “business combination” includes a merger, consolidation, liquidation, recapitalization or other similar transaction or a sale, lease, transfer or other disposition of assets or securities having an aggregate fair market value of $15 million or more. An “interested stockholder” generally means a beneficial owner of 20% or more of Rexahn’s voting stock, certain assignees of such beneficial owners and certain of Rexahn’s affiliates that within the preceding two years were the beneficial owners of 20% or more of its voting stock. A “continuing director” is defined as any member of the Rexahn Board who is not an affiliate or associate or representative of the interested stockholder and was a member of the Rexahn Board prior to the time the interested stockholder became such, and any successor of a continuing director who is unaffiliated with the interested stockholder and is recommended or elected by at least two-thirds of the continuing directors then on the Rexahn Board.
Listing
Rexahn common stock is listed on the Nasdaq Capital Market under the symbol “REXN.”
Transfer Agent and Registrar
The transfer agent and registrar for Rexahn common stock is Olde Monmouth Stock Transfer Co., Inc.

COMPARISON OF RIGHTS OF HOLDERS OF REXAHN STOCK AND OCUPHIRE STOCK
Both Rexahn and Ocuphire are incorporated under the laws of the State of Delaware and, accordingly, the rights of the stockholders of each are currently, and will continue to be, governed by the DGCL. If the merger is completed, Ocuphire Stockholders will become stockholders of Rexahn, and their rights will be governed by the DGCL, the Rexahn Bylaws and the Rexahn Certificate of Incorporation, as amended by the amendments thereto attached to this proxy statement/prospectus/information statement as Annexes B and C, assuming Proposal Nos. 2 and 3 are approved by Rexahn Stockholders at the Rexahn special meeting.
The table below summarizes the material differences between the current rights of Ocuphire’s stockholders under the Ocuphire Certificate of Incorporation and the Ocuphire Bylaws, and the rights of Rexahn Stockholders, post-merger, under the Rexahn Certificate of Incorporation and Rexahn Bylaws, each as amended, as applicable, and as in effect immediately following the merger.
While Rexahn and Ocuphire believe that the summary tables cover the material differences between the rights of their respective stockholders prior to the merger and the rights of Rexahn Stockholders following the merger, these summary tables may not contain all of the information that is important to you. These summaries are not intended to be a complete discussion of the respective rights of Rexahn’s and Ocuphire’s stockholders and are qualified in their entirety by reference to the DGCL and the various documents of Rexahn and Ocuphire that are referred to in the summaries. You should carefully read this entire proxy statement/prospectus/information statement and the other documents referred to in this proxy statement/prospectus/information statement for a more complete understanding of the differences between being a stockholder of Rexahn or Ocuphire before the merger and being a stockholder of Rexahn after the merger. Rexahn has filed copies of the Rexahn Certificate of Incorporation and Rexahn Bylaws with the SEC and will send copies of the documents referred to in this proxy statement/prospectus/information statement to you upon your request. Ocuphire will also send copies of its documents referred to in this proxy statement/prospectus/information statement to you upon your request. See the section entitled “Where You Can Find More Information” in this proxy statement/prospectus/information statement.
Current Ocuphire Rights Versus Post-Merger Rexahn Rights
Provision	Ocuphire (Pre-Merger)	Rexahn (Post-Merger)
Elections; Voting; Procedural Matters

Authorized Capital Stock
The Ocuphire Certificate of Incorporation authorizes the issuance of up to 5,000,000 shares of common stock, par value $0.0001 per share, and 625,000 shares of preferred stock, par value $0.0001 per share.

The Rexahn Certificate of Incorporation authorizes the issuance of up to 75,000,000 shares of common stock, par value $0.0001 per share, and 10,000,000 shares of preferred stock, par value $0.0001 per share.

Number of Directors
The Ocuphire Bylaws currently provide that the Ocuphire Board shall consist of one or more members and that the number of directors may be changed from time to time by resolution of the Ocuphire Board.

The Stockholders Agreement, dated April 10, 2018, among Ocuphire and certain Ocuphire Stockholders (the “Ocuphire Stockholders Agreement”), provides that the initial size of the Ocuphire Board shall be three directors and may be
The Rexahn Bylaws provide that the number of directors that constitute the whole Rexahn Board is established by the Rexahn Board.

Provision	Ocuphire (Pre-Merger)	Rexahn (Post-Merger)
increased to up to five directors by the then-current Ocuphire Board.

Stockholder Nominations and Proposals
The Ocuphire Bylaws provide that in order for a stockholder to make a director nomination or propose business at an special meeting of stockholders, the stockholder must give timely written notice to the Ocuphire secretary, which must be received not more than 120 calendar days before and not less than 90 calendar days before the first anniversary of the date of the previous year’s special meeting (with certain adjustments if no special meeting was held the previous year or the date of the special meeting is changed by more than 30 days from the first anniversary of the preceding year’s special meeting).

The Rexahn Bylaws provide that in order for a stockholder to make a director nomination or propose business at an annual meeting of stockholders, the stockholder must give timely written notice to the Rexahn secretary, which must be received not more than 120 calendar days before and not less than 90 calendar days before the one year anniversary of the date of the previous year’s annual meeting (with certain adjustments if the date of the annual meeting is more than 30 days before or more than 60 days after the first anniversary of the preceding year’s annual meeting).

Classified Board of Directors	Neither the Ocuphire Certificate of Incorporation nor the Ocuphire Bylaws provides for the division of the Ocuphire Board into staggered classes.	The Rexahn Bylaws do not provide for the division of the Rexahn Board into staggered classes.

Removal of Directors
The Ocuphire Bylaws provide that directors shall hold office for a term of one year and until their successors are duly elected and qualified, subject to their earlier death, resignation or removal. Any director may be removed from office at any time (i) with cause by the affirmative vote of the holders of a majority of the voting power of all then-outstanding shares of Ocuphire capital stock entitled to vote generally at an election of directors, or (ii) without cause by the affirmative vote of the holders of a majority of the voting power of all then-outstanding shares of Ocuphire capital stock, entitled to vote generally at an election of directors. Any director may resign at any time upon written notice to Ocuphire.

The Rexahn Certificate of Incorporation provides for the removal of any of its directors only for cause and requires a stockholder vote of at least a majority of the voting power of the then outstanding voting stock.

Special Meetings	The Ocuphire Bylaws provide that special meetings of stockholders	The Rexahn Certificate of Incorporation and the Rexahn

Provision	Ocuphire (Pre-Merger)	Rexahn (Post-Merger)
	may be called by the Chairman of the Board, the Chief Executive Officer, the Ocuphire Board or the holders of shares entitled to case not less than 20% of the votes at the meeting.	Bylaws provide that a special meeting of stockholders may be called only by a resolution adopted by a majority of the board of directors or by the chairman of the board.

Cumulative Voting	The Ocuphire Certificate of Incorporation and Ocuphire Bylaws do not have a provision granting cumulative voting rights in the election of its directors.	The Rexahn Certificate of Incorporation and the Rexahn Bylaws do not have a provision granting cumulative voting rights in the election of its directors, unless so required by applicable law.

Vacancies
The Ocuphire Bylaws provide that any vacancies on the Ocuphire Board resulting from death, resignation, disqualification, removal or other causes and any newly created directorships resulting from any increase in the number of directors shall, unless the Ocuphire Board determines by resolution that any such vacancies or newly created directorships shall be filled by stockholders, be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum of the Ocuphire Board, or by a sole remaining director.

The Rexahn Certificate of Incorporation provides that any vacancy occurring on the Rexahn Board may be filled by a majority of directors then in office, even if less than a quorum, unless the board of directors determines that such vacancy shall be filled by the stockholders.

Voting Stock
Under the Ocuphire Certificate of Incorporation and the Ocuphire Bylaws, the holders of voting stock are entitled to vote on each matter properly submitted to the stockholders at a meeting of the stockholders and are entitled to cast one vote in person or by proxy for each share of voting stock held by them respectively as of the record date fixed by the secretary at least 10 days before the meeting of the stockholders.

Under the Rexahn Certificate of Incorporation and the Rexahn Bylaws, each stockholder shall at every meeting of the stockholders be entitled to one vote for each share of stock held by such stockholder.

Stockholder Action by Written Consent
The Ocuphire Bylaws provide that any action required or permitted to be taken at any special or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent in writing (or by electronic

The Rexahn Certificate of Incorporation provides that any action required or permitted to be taken by the stockholders may be taken by consent in writing by holders of at least a majority of the voting power of the outstanding

Provision	Ocuphire (Pre-Merger)	Rexahn (Post-Merger)

transmission), setting forth the action so taken, is signed by the holders of outstanding stock having not less than the number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote on such action were present and voted.
shares of voting stock, voting together as a single class.

Notice of Stockholder Meeting
The Ocuphire Bylaws provide that written notice of all meetings of stockholders must be given, stating the place, if any, date and hour, in the case of special meetings the purpose or purposes of the meeting, and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at any such meeting. The Ocuphire Bylaws provide that notice of each meeting of stockholders must be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder of record entitled to vote at such meeting.

Under the Rexahn Bylaws, written notice of each stockholder meeting must specify the place, date and hour of the meeting, the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and, in the case of a special meeting, the purposes for which the meeting is called. Notice shall be given not less than 10 nor more than 60 calendar days before the date of the meeting to each stockholder entitled to vote at such meeting.

Conversion Rights and Protective Provisions	The Ocuphire Certificate of Incorporation does not provide that holders of Ocuphire’s capital stock have preemptive, conversion or other protective rights.	The Rexahn Certificate of Incorporation does not provide that holders of Rexahn capital stock have preemptive, conversion or other protective rights.

Right of First Refusal
The Ocuphire Bylaws provide that any Ocuphire Stockholder wishing to transfer any shares of Ocuphire common stock must first provide Ocuphire (or any assignee) with the right to purchase such shares. The right of first refusal will terminate upon the Closing.

Additionally, as further described in the Ocuphire Stockholders Agreement, a holder of 5% or more of Ocuphire capital stock (an “Ocuphire Major Shareholder”) wishing to transfer any shares of Ocuphire common stock shall first provide Ocuphire and other Ocuphire Major Shareholders with
Rexahn does not have a right of first refusal in place.

Provision	Ocuphire (Pre-Merger)	Rexahn (Post-Merger)
the right to purchase such shares. The Ocuphire Stockholders Agreement will terminate upon the Closing.

Right of Co-Sale	Ocuphire does not have a right of co-sale in place.	Rexahn does not have a right of co-sale in place.

Drag-Along Rights
As further described in the Ocuphire Stockholders Agreement, in the event that the Ocuphire Board and holders of a majority of the outstanding capital stock of Ocuphire vote to approve a transaction resulting in a change of control of Ocuphire, the stockholders party to the Ocuphire Stockholders Agreement shall vote all their shares of Ocuphire capital stock in favor of such transaction and sell all their shares of Ocuphire capital stock pursuant to the terms of such transaction. The Ocuphire Stockholders Agreement will terminate immediately prior to the completion of the merger.
Rexahn does not have drag along rights in place.

Right of First Offer	Ocuphire does not have a right of first offer in place.	Rexahn does not have a right of first offer place.

Forum Selection	The Ocuphire Certificate of Incorporation and the Ocuphire Bylaws do not provide for a specific forum.	The Rexahn Certificate of Incorporation and the Rexahn Bylaws do not provide for a specific forum.

Indemnification of Officers and Directors and Advancement of Expenses; Limitation on Personal Liability

Indemnification
The Ocuphire Certificate of Incorporation and Ocuphire Bylaws provide that Ocuphire shall indemnify its directors and officers to the fullest extent permitted by applicable law. Under the Ocuphire Bylaws, Ocuphire will not be required to indemnify any director or officer in connection with any proceeding initiated by such person unless the proceeding was expressly required by law, authorized by the Ocuphire Board or is provided for by the corporation. Under the Ocuphire Bylaws, such rights shall not be

The Rexahn Bylaws provide that Rexahn shall indemnify its directors and officers if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Rexahn. Under the Rexahn Bylaws, Rexahn will not be required to indemnify any director or officer in connection with any proceeding initiated by such person against Rexahn unless the proceeding was authorized by the Rexahn Board, expressly required by law, or is provided for by the corporation. Under the

Provision	Ocuphire (Pre-Merger)	Rexahn (Post-Merger)
	exclusive of any other rights acquired by directors and officers, including by agreement.	Rexahn Bylaws, such rights shall not be exclusive of any other rights acquired by directors and officers, including by agreement.

Advancement of Expenses
The Ocuphire Bylaws provide that, to the fullest extent not prohibited by applicable law, Ocuphire will pay the expenses incurred by any director or executive officer in defending any proceeding; provided, however, that, to the extent required by law, such payment of expenses in advance of the final disposition of the proceeding will be made only upon receipt of an undertaking by the person to repay all amounts in advance if it should be ultimately determined that the person is not entitled to be indemnified under the Ocuphire Bylaws or otherwise.

The Rexahn Bylaws provide that, to the fullest extent not prohibited by applicable law, Rexahn will pay the expenses incurred by any present or former officer or director in defending any proceeding in advance of its final disposition, provided, however, that, to the extent required by law, such payment of expenses in advance of the final disposition of the proceeding will be made only upon receipt of an undertaking by the person to repay all amounts in advance if it should be ultimately determined that the person is not entitled to be indemnified under the Rexahn Bylaws or otherwise.

Registration Rights	The Ocuphire Certificate of Incorporation and Ocuphire Bylaws do not provide registration rights to holders of Ocuphire capital stock.	The Rexahn Bylaws and the Rexahn Certificate of Incorporation do not provide registration rights to holders of Rexahn common stock.

Dividends

Declaration and Payment of Dividends
The Ocuphire Bylaws provide that dividends upon Ocuphire capital stock may be declared by the Ocuphire Board at any regular or special meeting. Dividends may be paid in cash, in property, or in shares of the capital stock. The Ocuphire Board may, in its discretion, set aside any company funds available for dividends as a reserve.
Holders of Rexahn common stock are entitled to receive dividends as may be lawfully declared from time to time by the Rexahn Board.

Amendments to Certificate of Incorporation or Bylaws

General Provisions
Under the Ocuphire Certificate of Incorporation, Ocuphire reserves the right to amend, alter, change or repeal any provision contained in the Ocuphire Certificate of Incorporation. Ocuphire Stockholders are not entitled to vote on any amendment to the

Provisions of the Rexahn Certificate of Incorporation may be amended, altered or repealed in the manner prescribed by the DGCL.

The Rexahn Certificate of Incorporation states that the Rexahn Board will have the power to alter,

Provision	Ocuphire (Pre-Merger)	Rexahn (Post-Merger)

Ocuphire Certificate of Incorporation that relates solely to the terms of one or more outstanding series of preferred stock, if the holders of such affected series are entitled to vote thereon by law or pursuant to the Ocuphire Certificate of Incorporation.

The Ocuphire Bylaws provide that the Ocuphire Board may adopt, amend or repeal the Ocuphire Bylaws. Any adoption, amendment or repeal of the Ocuphire Bylaws by the Ocuphire Board requires the approval of a majority of the authorized number of directors. Ocuphire Stockholders also have power to adopt, amend or repeal the Ocuphire Bylaws. The affirmative vote of the holders of at least a majority of the voting power of all of the then-outstanding shares of Ocuphire capital stock entitled to vote generally in the election of directors, voting together as a single class, is required to adopt, amend or repeal any provision of the Ocuphire Bylaws.

amend or repeal the Rexahn Bylaws in a manner not inconsistent with the DGCL, subject to the power of the holders of common stock to amend or repeal the bylaws made by the Rexahn Board.

The Rexahn Bylaws may be amended by the stockholders or by the Rexahn Board, when such power is conferred upon the Rexahn Board by the Rexahn Certificate of Incorporation, at any regular meeting of the stockholders or of the Rexahn Board or at any special meeting of the stockholders or of the Rexahn Board.

PRINCIPAL STOCKHOLDERS OF REXAHN
Except where specifically noted, the following information and all of the information in this proxy statement/prospectus/information statement does not give effect to the Rexahn Reverse Stock Split. The table below sets forth the beneficial ownership of Rexahn common stock as of September 10, 2020 by the following individuals or entities:
•	each of Rexahn’s directors;
•	each of Rexahn’s named executive officers; and
•	all of Rexahn’s current directors and executive officers as a group.
As of September 10, 2020, based on Rexahn’s review of statements filed with the SEC pursuant to Sections 13(d) and 13(g) of the Exchange Act, no person or group of affiliated persons is known to Rexahn to beneficially own 5% or more of Rexahn’s outstanding common stock.
As of September 10, 2020, 4,483,198 shares of Rexahn common stock were issued and outstanding. All persons named in the table below have sole voting power and sole investment power with respect to the shares indicated as beneficially owned. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Rexahn common stock that could be acquired by the exercise of stock options within 60 days of September 10, 2020 are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person. The address for each person named below is c/o Rexahn Pharmaceuticals, Inc., 15245 Shady Grove Road, Suite 455, Rockville, Maryland 20850.
Except as contemplated by the merger and the Pre-Merger Financing, Rexahn does not know of any arrangements the operation of which may at a subsequent date result in a change in control of Rexahn.
Shares Beneficially Owned
Name of Beneficial Owner	Number of Shares	Percentage
Directors and Named Executive Officers:
Douglas J. Swirsky	39,755(1)	*
Lisa Nolan(2)	1,936	*
Ely Benaim(2)	395	*
Peter Brandt	13,137(3)	*
Charles Beever	12,637(4)	*
Kwang Soo Cheong	11,746(5)	*
Richard J. Rodgers	10,639(6)	*
Ben Gil Price	7,922(7)	*
Lara Sullivan	5,897(8)	*
All current executive officers and directors as a group (7 persons)	101,733(9)	2.2%
*	Represents less than 1% of the issued and outstanding shares of our common stock as of September 10, 2020.
(1)	Includes 35,589 shares of Rexahn common stock underlying options to purchase common stock that are exercisable within 60 days of September 10, 2020.
(2)	Dr. Benaim resigned from Rexahn in March 2019, and Dr. Nolan resigned from Rexahn in September 2019.
(3)	Includes 11,887 shares of Rexahn common stock underlying options to purchase common stock that are exercisable within 60 days of September 10, 2020.
(4)	Includes 11,721 shares of Rexahn common stock underlying options to purchase common stock that are exercisable within 60 days of September 10, 2020.
(5)	Includes 11,721 shares of Rexahn common stock underlying options to purchase common stock that are exercisable within 60 days of September 10, 2020.
(6)	Includes 10,639 shares of Rexahn common stock underlying options to purchase common stock that are exercisable within 60 days of September 10, 2020.
(7)	Includes 6,672 shares of Rexahn common stock underlying options to purchase common stock that are exercisable within 60 days of September 10, 2020.
(8)	Includes 5,897 shares of Rexahn common stock underlying options to purchase common stock that are exercisable within 60 days of September 10, 2020.
(9)	Includes 94,126 shares of Rexahn common stock underlying options to purchase common stock that are exercisable within 60 days of September 10, 2020.

PRINCIPAL STOCKHOLDERS OF OCUPHIRE
The following information assumes (i) the automatic conversion of all Ocuphire convertible notes outstanding as of September 10, 2020 (as if the Ocuphire convertible notes were converted pursuant to the terms of the Note Conversion Agreement on September 10, 2020), and (ii) the issuance of Initial Shares in the Pre-Merger Financing (as if such issuance had already occurred). The table sets forth information with respect to the beneficial ownership of Ocuphire common stock as of September 10, 2020 by:
•	each person, or group of affiliated persons, known by Ocuphire to beneficially own more than 5% of Ocuphire common stock;
•	each of Ocuphire’s named executive officers;
•	each of Ocuphire’s directors; and
•	all of Ocuphire’s directors and executive officers as a group.
As stated above, the beneficial ownership information assumes the issuance of Initial Shares following the closing of the Pre–Merger Financing, assuming that a total of 1,174,395 Initial Shares are issued, but does not reflect any of the Additional Shares of shares of Ocuphire common stock issued in escrow or Investor Warrants to be issued following the Closing. For additional information regarding Ocuphire directors and named executive officers who have invested in the Pre–Merger Financing, see the section entitled “The Merger — Interests of Ocuphire Directors and Executive Officers in the Merger.”
Ocuphire has determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws. In addition, the rules include shares of Ocuphire common stock issuable pursuant to the exercise of stock options that are either immediately exercisable or exercisable within 60 days of September 10, 2020. These shares are deemed to be outstanding and beneficially owned by the person holding those options for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Except as indicated in the footnotes to this table, Ocuphire believes that the stockholders named in this table have sole voting and investment power with respect to all shares of Ocuphire common stock shown to be beneficially owned by them, based on information provided to Ocuphire by such stockholders. Except as otherwise noted below, the address for each person or entity listed in the table is c/o Ocuphire Pharma, Inc., 37000 Grand River Avenue, Suite 120, Farmington Hills, Michigan 48167.
NAME AND ADDRESS OF BENEFICIAL OWNER	NUMBER OF SHARES BENEFICIALLY OWNED	PERCENT*
Greater than 5% stockholders
Apexian Pharmaceuticals, Inc.(1)	738,281	13.1%
William Pitlick(2)	232,976	4.1%
Altium Growth Fund, L.P.(3)	555,270	9.9%
Empery Asset Management LP(4)	555,270	9.9%
Directors and Named Executive Officers
Mina Sooch(5)	987,788	16.8%
Alan R. Meyer(6)	507,309	8.9%
Bernhard Hoffmann(7)	151,009	2.7%
Sean Ainsworth(8)	84,978	1.5%
Cam Gallagher(9)	62,207	1.1%
James S. Manuso, Ph.D.(10)	58,132	1.0%
All current executive officers and directors as a group (6 persons)(11)	1,851,423	30.2%
*
The percentage of ownership is based on 5,631,018 shares of Ocuphire common stock outstanding on September 10, 2020, which assumes (i) the automatic conversion of all Ocuphire convertible notes outstanding as of September 10, 2020 (as if the Ocuphire convertible notes were converted pursuant to the terms of the Note Conversion Agreement on September 10, 2020), and (ii) the issuance of Initial Shares in the Pre-Merger Financing (as if such issuance had already occurred).

(1)
The address for Apexian is 20 North Meridian Street, Suite 801, Indianapolis, IN 46204. With regard to the shares held by Apexian, the members of the board of directors of Apexian (who are: John H. Barnard, David A. Broecker, Homer L. Pearce, Mark R. Kelley, and Martin Haslanger) share voting and investment discretion with respect to these shares.

(2)
Includes 16,920 shares of Ocuphire common stock underlying options to purchase common stock that are exercisable within 60 days of September 10, 2020. The address of William Pitlick is 88 Virginia St. #71, Seattle, WA 98101.

(3)
Includes 555,270 Initial Shares issuable in the Pre-Merger Financing. Altium Capital Management, LP, the investment manager of Altium Growth Fund, LP, has voting and investment power over these securities. Jacob Gottlieb is the managing member of Altium Capital Growth GP, LLC, which is the general partner of Altium Growth Fund, LP. Each of Altium Growth Fund, LP, Altium Capital Growth GP, LLC and Jacob Gottlieb disclaims beneficial ownership over these shares. The address for Altium Growth Fund, L.P. is c/o Altium Capital Management, LP, 551 5th Avenue, 19th Floor, Suite 1920, New York, NY 10176.

(4)
Includes (i) 38,869 Initial Shares issuable to Empery Asset Master Ltd (“EAM”), (ii) shares 11,105 Initial Shares issuable to Empery Tax Efficient, LP (“ETE”) and (iii) 505,295 Initial Shares issuable to Empery Debt Opportunity Fund, LP (together with EAM and ETE, the “Empery Entities” and each, an “Empery Entity”). Empery Asset Management LP, the authorized agent of each Empery Entity, has discretionary authority to vote and dispose of the shares held by each Empery Entity and may be deemed to be the beneficial owner of these shares. Martin Hoe and Ryan Lane, in their capacity as investment managers of Empery Asset Management LP, may also be deemed to have investment discretion and voting power over the shares held by the Empery Entities. The Empery Entities, Mr. Hoe and Mr. Lane each disclaim any beneficial ownership of these shares. The address of Empery Asset Management, LP is 1 Rockefeller Plaza, Suite 1205, New York, NY 10020. The address for Empery Asset Management is c/o Empery Asset Management, 1 Rockefeller Plaza, Suite 1205, New York, NY 10020.

(5)
Includes (i) 241,750 shares of Ocuphire common stock underlying options to purchase common stock that are exercisable within 60 days of September 10, 2020, (ii) 3,609 Initial Shares issuable in the Pre-Merger Financing, and (iii) 22,429 shares issuable upon the automatic conversion of the principal and accrued and unpaid interest outstanding as of September 10, 2020 on Ocuphire’s outstanding convertible notes.

(6)
Includes (i) 48,356 shares of Ocuphire common stock underlying options to purchase common stock that are exercisable within 60 days of September 10, 2020, (ii) 555 Initial Shares issuable in the Pre-Merger Financing, and (iii) 28,250 shares issuable upon the automatic conversion of the principal and accrued and unpaid interest outstanding as of September 10, 2020 on Ocuphire’s outstanding convertible notes.

(7)
Includes (i) 56,275 shares of Ocuphire common stock underlying options to purchase common stock that are exercisable within 60 days of September 10, 2020 and (ii) 2,430 shares issuable upon the automatic conversion of the principal and accrued and unpaid interest outstanding as of September 10, 2020 on Ocuphire’s outstanding convertible notes.

(8)
Includes (i) 51,256 shares of Ocuphire common stock underlying options to purchase common stock that are exercisable within 60 days of September 10, 2020, (ii) 2,776 Initial Shares issuable in the Pre-Merger Financing, and (iii) 10,946 shares issuable upon the automatic conversion of the principal and accrued and unpaid interest outstanding as of September 10, 2020 on Ocuphire’s outstanding convertible notes.

(9)
Includes (i) 48,656 shares of Ocuphire common stock underlying options to purchase common stock that are exercisable within 60 days of September 10, 2020, (ii) 2,776 Initial Shares issuable in the Pre-Merger Financing, and (iii) 10,775 shares issuable upon the automatic conversion of the principal and accrued and unpaid interest outstanding as of September 10, 2020 on Ocuphire’s outstanding convertible notes.

(10)
Includes (i) 48,656 shares of Ocuphire common stock underlying options to purchase common stock that are exercisable within 60 days of September 10, 2020, (ii) 1,388 Initial Shares issuable in the Pre-Merger Financing, and (iii) 8,088 shares issuable upon the automatic conversion of the principal and accrued and unpaid interest outstanding as of September 10, 2020 on Ocuphire’s outstanding convertible notes.

(11)
Includes (i) 494,949 shares of Ocuphire common stock underlying options to purchase common stock that are exercisable within 60 days of September 10, 2020, (ii) 11,104 Initial Shares issuable in the Pre-Merger Financing, and (iii) 82,918 shares issuable upon the automatic conversion of the principal and accrued and unpaid interest outstanding as of September 10, 2020 on Ocuphire’s outstanding convertible notes.

PRINCIPAL STOCKHOLDERS OF THE COMBINED COMPANY
Except where specifically noted, the following information and all of the information in this proxy statement/prospectus/information statement does not give effect to the Rexahn Reverse Stock Split or reflect the Additional Shares or Investor Warrants to be issued in the Pre-Merger Financing. The following table and the related notes present certain information with respect to the beneficial ownership of the common stock of the combined company upon consummation of the merger based on beneficial ownership of Rexahn common stock and Ocuphire common stock as of September 10, 2020 (assuming the Closing occurred on September 10, 2020) by:
•
each person, or group of affiliated persons, expected by Ocuphire and Rexahn to become the beneficial owner of more than 5% of the common stock of the combined company upon the consummation of the merger;

•	each named executive officer of the combined company;
•	each director of the combined company; and
•	all of the combined company’s directors and executive officers as a group.
The following table assumes effectiveness of the Pre-Merger Financing and Convertible Note Conversion, an Exchange Ratio of 4.3812 and that the Closing occurred on September 10, 2020. Assuming a Closing date of September 10, 2020, immediately prior to the merger and after the closing of the Pre-Merger Financing (excluding the issuance of the Additional Shares and Investor Warrants) and Convertible Note Conversion, Ocuphire is expected to have 5,631,018 shares of common stock outstanding and Rexahn is expected to have 4,483,198 shares of common stock outstanding. Upon the Closing on the assumed date of September 10, 2020, the 5,631,018 shares of Ocuphire common stock would be converted into the right to receive an aggregate of 24,670,616 shares of Rexahn common stock such that there would be a total of 29,153,814 shares of common stock of the combined company outstanding upon the Closing.
Rexahn and Ocuphire have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws. In addition, the rules include shares of common stock issuable pursuant to the exercise of stock options that are either immediately exercisable or exercisable within 60 days of September 10, 2020. These shares are deemed to be outstanding and beneficially owned by the person holding those options for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, Rexahn and Ocuphire believe that the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.
Beneficial ownership representing less than 1% is denoted with an asterisk (*).
	Beneficial Ownership
Name of Beneficial Owner	Shares	%
Greater than 5% Stockholders:
Apexian Pharmaceuticals, Inc.(1)	3,234,556	11.1%
Altium Growth Fund, L.P.(2)	2,432,748	8.3%
Empery Asset Management LP(3)	2,432,744	8.3%
Current Executive Officers and Directors:
Mina Sooch(4)	4,327,696	14.3%
Bernhard Hoffmann(5)	661,600	2.3%
Sean Ainsworth(6)	372,304	1.3%
James S. Manuso(7)	254,687	*
Cam Gallagher(8)	272,540	*
Alan R. Meyer(9)	2,222,621	7.6%
Richard J. Rodgers	24,328	*
All current executive officers and directors as a group (7 persons)(10)	8,135,776	26.0%

(1)
The address for Apexian is 20 North Meridian Street, Suite 801, Indianapolis, IN 46204. With regard to the shares held by Apexian, the members of the board of directors of Apexian (who are: John H. Barnard, David A. Broecker, Homer L. Pearce, Mark R. Kelley, and Martin Haslanger) share voting and investment discretion with respect to these shares.

(2)
Altium Capital Management, LP, the investment manager of Altium Growth Fund, LP, has voting and investment power over these securities. Jacob Gottlieb is the managing member of Altium Capital Growth GP, LLC, which is the general partner of Altium Growth Fund, LP. Each of Altium Growth Fund, LP, Altium Capital Growth GP, LLC and Jacob Gottlieb disclaims beneficial ownership over these shares. The address for Altium Growth Fund, L.P. is c/o Altium Capital Management, LP, 551 5th Avenue, 19th Floor, Suite 1920, New York, NY 10176.

(3)
Includes (i) 186,617 shares of common stock held by Empery Asset Master Ltd (“EAM”), (ii) 57,734 shares of common stock held by Empery Tax Efficient, LP (“ETE”) and (iii) 2,244,572 shares of common stock held by Empery Debt Opportunity Fund, LP (together with EAM and ETE, the “Empery Entities” and each, an “Empery Entity”). Empery Asset Management LP, the authorized agent of each Empery Entity, has discretionary authority to vote and dispose of the shares held by each Empery Entity and may be deemed to be the beneficial owner of these shares. Martin Hoe and Ryan Lane, in their capacity as investment managers of Empery Asset Management LP, may also be deemed to have investment discretion and voting power over the shares held by the Empery Entities. The Empery Entities, Mr. Hoe and Mr. Lane each disclaim any beneficial ownership of these shares. The address of Empery Asset Management, LP is 1 Rockefeller Plaza, Suite 1205, New York, NY 10020. The address for Empery Asset Management is c/o Empery Asset Management, 1 Rockefeller Plaza, Suite 1205, New York, NY 10020.

(4)	Includes 1,059,155 shares of combined company common stock underlying options to purchase common stock that are exercisable within 60 days of September 10, 2020.
(5)	Includes 246,552 shares of combined company common stock underlying options to purchase common stock that are exercisable within 60 days of September 10, 2020.
(6)	Includes 224,562 shares of combined company common stock underlying options to purchase common stock that are exercisable within 60 days of September 10, 2020.
(7)	Includes 213,171 shares of combined company common stock underlying options to purchase common stock that are exercisable within 60 days of September 10, 2020.
(8)	Includes 213,171 shares of combined company common stock underlying options to purchase common stock that are exercisable within 60 days of September 10, 2020.
(9)	Includes 211,857 shares of combined company common stock underlying options to purchase common stock that are exercisable within 60 days of September 10, 2020.
(10)	Includes 2,168,468 shares of combined company common stock underlying options to purchase common stock that are exercisable within 60 days of September 10, 2020.

LEGAL MATTERS
Hogan Lovells US LLP, Baltimore, Maryland, will pass on the validity of the Rexahn common stock offered by this proxy statement/prospectus/information statement. The material U.S. federal income tax consequences of the transaction will be passed upon for Rexahn by Hogan Lovells US LLP, Baltimore, Maryland, and for Ocuphire by Honigman LLP, Detroit, Michigan.
EXPERTS
The financial statements of Rexahn Pharmaceuticals, Inc. at December 31, 2019 and 2018 and for each of the years then ended, included in the Proxy Statement of Rexahn Pharmaceuticals, Inc., which is referred to and made part of this Prospectus and Registration Statement, have been audited by Baker Tilly US, LLP (formerly known as Baker Tilly Virchow Krause, LLP), independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
The financial statements of Ocuphire Pharma, Inc. at December 31, 2019 and 2018, and for each of the two years in the period ended December 31, 2019, included in the Form S-4 of Rexahn Pharmaceuticals, Inc., which is referred to and made a part of this Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report (which contains an explanatory paragraph describing conditions that raise substantial doubt about Ocuphire Pharma, Inc.’s ability to continue as a going concern as described in Note 1 to the financial statements) appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION
Rexahn files annual, quarterly and current reports and other information with the SEC. Rexahn’s SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov.
As of the date of this proxy statement/prospectus/information statement, Rexahn has filed a registration statement on Form S-4 to register with the SEC Rexahn common stock that Rexahn will issue to Ocuphire’s stockholders in the merger. This proxy statement/prospectus/information statement is a part of that registration statement and constitutes a prospectus of Rexahn, as well as a proxy statement of Rexahn for its special meeting and an information statement for the purpose of Ocuphire for its written consent.
Rexahn has supplied all information contained in this proxy statement/prospectus/information statement relating to Rexahn, and Ocuphire has supplied all information contained in this proxy statement/prospectus/information statement relating to Ocuphire.
If you would like to request documents from Rexahn or Ocuphire, please send a request in writing or by telephone to either Rexahn or Ocuphire at the following addresses:
Rexahn Pharmaceuticals, Inc. 15245 Shady Grove Road, Suite 455 Rockville, Maryland 20850 Telephone: (240) 268-5300 Attn: Secretary	Ocuphire Pharma, Inc. 37000 Grand River Avenue, Suite 120 Farmington Hills, MI 48335 Telephone: (248) 681-9815 Attn: Secretary
If you are a Rexahn stockholder and would like additional copies, without charge, of this proxy statement/prospectus/information statement or if you have questions about the merger, including the procedures for voting your shares, you should contact Rexahn’s proxy solicitor:
Alliance Advisors LLC
Telephone: (855) 643-7453
Email: votinginquiries@allianceadvisors.com

TRADEMARK NOTICE
This proxy statement/prospectus/information statement contains trademarks, service marks and trade names of Rexahn Pharmaceuticals, Inc., including its name and logo. Other trademarks, service marks and trade names referred to in this proxy statement/prospectus/information statement are the property of their respective owners.

OTHER MATTERS
Stockholder Proposals Pursuant to Rule 14a-8
Stockholders of Rexahn may submit proposals on matters appropriate for stockholder action at meetings of Rexahn Stockholders in accordance with Rule 14a-8 promulgated under the Exchange Act. For such proposals to be included in Rexahn’s proxy materials relating to the 2020 Annual Meeting of Stockholders, all applicable requirements of Rule 14a-8 must be satisfied and such proposals must have been received at Rexahn’s executive offices no later than December 31, 2019, which was 120 calendar days before the anniversary of the date the proxy statement was released to stockholders in connection with the 2019 Annual Meeting of Stockholders. If, however, the Rexahn 2020 Annual Meeting of Stockholders is not held within 30 days from the anniversary of the 2019 Annual Meeting of Stockholders, then the deadline will be a reasonable time prior to the time Rexahn begins to print and send its proxy materials. All such proposals must comply with all applicable requirements of Rule 14a-8 and, prior to consummation of the merger, should be sent to Rexahn’s executive offices, 15245 Shady Grove Road, Suite 455, Rockville, Maryland 20850, Attention: Corporate Secretary by the close of business on the required deadline. After the consummation of the merger, such proposals should be sent to the combined company’s Corporate Secretary at Rexahn Pharmaceuticals, Inc., Mina Sooch, by the close of business on the required deadline.
Nominating and Stockholders Proposals Under the Rexahn Bylaws
The Rexahn Bylaws also establish an advance notice procedure with regard to nominations of persons for election to the Rexahn Board and stockholder proposals to be brought before an annual meeting. No stockholder proposals or nomination may be brought before the 2020 Annual Meeting of Stockholders unless, among other things, the submission contains certain information concerning the proposal or the nominee, as the case may be, and other information specified in the Rexahn Bylaws, and the submission was received by Rexahn no earlier than the close of business on February 7, 2020, and no later than March 8, 2020; provided, however, that in the event that the date of the 2020 Annual Meeting of Stockholders is more than 60 days after the anniversary of the 2019 Annual Meeting of Stockholders, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 120th day prior to the 2020 Annual Meeting of Stockholders and not later than the close of business on the later of the 90th day prior to the 2020 Annual Meeting of Stockholders or the 10th day following the day on which public announcement of the date of such meeting is first made by Rexahn. Stockholders recommending candidates for consideration by the Nominating and Corporate Governance Committee must provide the candidate’s name, biographical data and qualifications. Any such recommendation should be accompanied by a written statement from the individual of his or her consent to be named as a candidate and, if nominated and elected, to serve as a director. These requirements are separate from, and in addition to, the SEC’s requirements that a stockholder must meet in order to have a stockholder proposal included in the proxy statement. A copy of the full text of these bylaw provisions may be obtained from Rexahn’s website at www.rexahn.com. Proposals or nominations not meeting these requirements will not be entertained at the 2020 Annual Meeting of Stockholders.
Communications with the Rexahn Board
Stockholders and interested parties who wish to communicate with the Rexahn Board, non-management members of the Rexahn Board as a group, a committee of the Rexahn Board or a specific member of the Rexahn Board (including Rexahn’s Chairman) may do so by letters addressed to the attention of Rexahn’s Corporate Secretary, Rexahn Pharmaceuticals, Inc., 15245 Shady Grove Road, Suite 455, Rockville, Maryland 20850.
All communications by letter addressed to the attention of Rexahn’s Corporate Secretary will be reviewed by the Corporate Secretary and provided to the members of the Rexahn Board unless such communications are unsolicited items, sales materials and other routine items and items unrelated to the duties and responsibilities of the Rexahn Board.

Available Information
Rexahn will mail without charge, upon written request, a copy of its annual report on Form 10-K for the year ended December 31, 2019, including the financial statements and list of exhibits, and any exhibit specifically requested. Requests should be sent to:
Rexahn Pharmaceuticals, Inc.
15245 Shady Grove Road, Suite 455
Rockville, Maryland 20850
Attn: Controller
The annual report on Form 10-K is also available at https://investors.rexahn.com/sec-filings under “Annual Reports.”
“Householding”—Stockholders Sharing the Same Address
The SEC has adopted rules that permit companies and intermediaries (such as brokers) to implement a delivery procedure called “householding.” Under this procedure, multiple stockholders who reside at the same address may receive a single copy of Rexahn’s proxy materials unless the affected stockholder has provided other instructions. This procedure reduces printing costs and postage fees, and helps protect the environment as well.
Rexahn expects that a number of brokers with account holders who are Rexahn Stockholders will be “householding” Rexahn’s proxy materials. A single set of proxy materials will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from one or more of the affected stockholders. Once you have received notice from your broker that it will be “householding” communications to your address, “householding” will continue until you are notified otherwise or until you revoke your consent. Rexahn Stockholders may revoke their consent at any time by contacting your broker.
Upon written or oral request, Rexahn will undertake to promptly deliver a separate copy of proxy materials to any stockholder at a shared address to which a single copy of any of those documents was delivered. To receive a separate copy of proxy materials now or in the future, you may write Rexahn’s Controller at 15245 Shady Grove Road, Suite 455, Rockville, Maryland 20850, Attn: Controller, or call (240) 268-5300.
Any stockholders who share the same address and currently receive multiple copies of Rexahn’s proxy materials who wish to receive only one copy in the future can contact their bank, broker or other holder of record to request information about “householding” or Rexahn’s Controller at the address or telephone number listed above.

INDEX TO FINANCIAL STATEMENTS
Rexahn Pharmaceuticals, Inc.
Ocuphire Pharma, Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the stockholders and the board of directors of Rexahn Pharmaceuticals, Inc.:
Opinion on the Financial Statements
We have audited the accompanying balance sheet of Rexahn Pharmaceuticals, Inc. (the “Company”) as of December 31, 2019 and 2018, the related statements of operations, comprehensive loss, stockholders’ equity and cash flows, for the years then ended and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Baker Tilly Virchow Krause, LLP
We are uncertain as to the year we (or our predecessor firms) began serving consecutively as the auditor of the Company’s financial statements; however, we are aware that we (or our predecessor firms) have been the Company’s auditor consecutively since at least 2003.
Lancaster, Pennsylvania
February 21, 2020

REXAHN PHARMACEUTICALS, INC.
Balance Sheet
	December 31, 2019	December 31, 2018
ASSETS
Current Assets:
Cash and cash equivalents	$9,219,547	$8,744,301
Marketable securities	2,997,220	5,981,520
Prepaid expenses and other current assets	447,206	1,173,847
Total Current Assets	12,663,973	15,899,668
Security Deposits	25,681	30,785
Operating Lease Right-of-Use Assets	203,348	—
Equipment, Net	75,770	112,473
Total Assets	$12,968,772	$16,042,926
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts payable and accrued expenses	$1,265,731	$3,152,550
Deferred revenue	1,500,000	—
Operating lease liabilities, current	139,765	—
Total Current Liabilities	2,905,496	3,152,550
Operating Lease Liabilities, non-current	63,605	—
Warrant Liabilities	41,717	2,307,586
Other Liabilities	—	19,900
Total Liabilities	3,010,818	5,480,036
Commitments and Contingencies (note 14)
Stockholders’ Equity:
Preferred stock, par value $0.0001, 10,000,000 authorized shares, none issued and outstanding	—	—
Common stock, par value $0.0001, 75,000,000 authorized shares, 4,019,141 and 3,122,843 issued and outstanding	402	312
Additional paid-in capital	173,278,144	165,267,656
Accumulated other comprehensive income (loss)	2,084	(17,836)
Accumulated deficit	(163,322,676)	(154,687,242)
Total Stockholders’ Equity	9,957,954	10,562,890
Total Liabilities and Stockholders’ Equity	$12,968,772	$16,042,926
(See accompanying notes to the financial statements)

REXAHN PHARMACEUTICALS, INC.
Statement of Operations
	For the Years Ended December 31,
	2019	2018
Revenues:	$—	$—
Expenses:
General and administrative	5,738,227	7,428,615
Research and development	5,476,776	13,109,058
Total Expenses	11,215,003	20,537,673
Loss from Operations	(11,215,003)	(20,537,673)
Other Income
Interest income	313,700	254,344
Other income	—	368,750
Unrealized gain on fair value of warrants	2,265,869	5,546,049
Total Other Income	2,579,569	6,169,143
Net Loss Before Provision for Income Taxes	(8,635,434)	(14,368,530)
Provision for income taxes	—	—
Net Loss	$(8,635,434)	$(14,368,530)
Net loss per share, basic and diluted	$(2.18)	$(5.25)
Weighted average number of shares outstanding, basic and diluted	3,960,163	2,738,506
(See accompanying notes to the financial statements)

REXAHN PHARMACEUTICALS, INC.
Statement of Comprehensive Loss
	For the Years Ended December 31,
	2019	2018
Net Loss	$(8,635,434)	$(14,368,530)
Unrealized gain on available-for-sale securities	19,920	39,050
Comprehensive Loss	$(8,615,514)	$(14,329,480)
(See accompanying notes to the financial statements)

REXAHN PHARMACEUTICALS, INC.
Statement of Stockholders’ Equity
For the Year Ended December 31, 2019 and 2018
	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity
	Number of Shares	Amount
Balances at January 1, 2018	2,639,319	$264	$157,143,930	$(140,318,712)	$(56,886)	$16,768,596
Issuance of common stock and units, net of issuance costs	480,770	48	6,872,741	—	—	6,872,789
Common stock issued in exchange for services	1,250	—	22,650	—	—	22,650
Common stock issued from vested restricted stock units	1,504	—	—	—	—	—
Stock-based compensation	—	—	1,228,335	—	—	1,228,335
Net loss	—	—	—	(14,368,530)	—	(14,368,530)
Other comprehensive income	—	—	—	—	39,050	39,050
Balances at December 31, 2018	3,122,843	$312	$165,267,656	$(154,687,242)	$(17,836)	$10,562,890
Issuance of common stock and units, net of issuance costs	895,834	90	7,553,738	—	—	7,553,828
Common stock issued from vested restricted stock units	464	—	—	—	—	—
Stock-based compensation	—	—	456,750	—	—	456,750
Net loss	—	—	—	(8,635,434)	—	(8,635,434)
Other comprehensive income	—	—	—	—	19,920	19,920
Balances at December 31, 2019	4,019,141	$402	$173,278,144	$(163,322,676)	$2,084	$9,957,954
(See accompanying notes to the financial statements)

REXAHN PHARMACEUTICALS, INC.
Statement of Cash Flows
	For the Year Ended December 31,
	2019	2018
Cash Flows from Operating Activities:
Net loss	$(8,635,434)	$(14,368,530)
Adjustments to reconcile net loss to net cash used in operating activities:
Compensatory stock	—	22,650
Depreciation and amortization	40,992	48,211
Loss on sale of equipment	9,594	—
Amortization of premiums and discounts on marketable securities, net	(108,214)	39,251
Stock-based compensation	456,750	1,228,335
Amortization and termination of deferred research and development arrangement	—	(375,000)
Unrealized gain on fair value of warrants	(2,265,869)	(5,546,049)
Changes in assets and liabilities:
Prepaid expenses and other assets	608,143	230,694
Accounts payable and accrued expenses	(1,886,819)	(81,376)
Deferred revenue	1,500,000	—
Other, net	3,724	(36,824)
Net Cash Used in Operating Activities	(10,277,133)	(18,838,638)
Cash Flows from Investing Activities:
Purchase of equipment	(19,383)	(39,224)
Sale of equipment	5,500	—
Purchase of marketable securities	(8,887,566)	—
Redemption of marketable securities	12,000,000	11,950,220
Net Cash Provided by Investing Activities	3,098,551	11,910,996
Cash Flows from Financing Activities:
Issuance of common stock and units, net of issuance costs	7,653,828	6,872,789
Payment of deferred offering costs	—	(100,000)
Net Cash Provided by Financing Activities	7,653,828	6,772,789
Net Increase (Decrease) in Cash and Cash Equivalents	475,246	(154,853)
Cash and Cash Equivalents – beginning of period	8,744,301	8,899,154
Cash and Cash Equivalents – end of period	$9,219,547	$8,744,301
Supplemental Cash Flow Information
Operating cash flows paid for amounts included in the measurement of lease liabilities	$197,224	$—
Non-cash financing and investing activities:
Warrants issued	$4,735,913	$4,841,830
Operating lease right-of-use assets obtained in exchange for lease obligations:	$380,935	$—
(See accompanying notes to the financial statements)

REXAHN PHARMACEUTICALS, INC.
Notes to Financial Statements
1.	Operations and Organization
Rexahn Pharmaceuticals, Inc. (the “Company”), a Delaware corporation, is a biopharmaceutical company whose principal operations are the development of innovative treatments for cancer. The Company had an accumulated deficit of $163,322,676 at December 31, 2019 and anticipates incurring losses in the foreseeable future. In September 2019, the Company commenced a process to explore and evaluate strategic alternatives to enhance shareholder value and engaged a financial advisory firm to assist in the process.
The Company believes that its cash, cash equivalents and marketable securities of approximately $12.2 million as of December 31, 2019 will be sufficient to cover its cash flow requirements for its current activities for at least the next 12 months from the date these financial statements were issued.
2.	Summary of Significant Accounting Policies
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on management’s best knowledge of current events and actions the Company may undertake in the future. Actual results may ultimately differ from these estimates. These estimates are reviewed periodically and as adjustments become necessary, they are reported in earnings in the period in which they become available.
Cash and Cash Equivalents
Cash and cash equivalents include cash on hand and short-term investments purchased with remaining maturities of three months or less at acquisition.
Marketable Securities
Marketable securities are considered “available-for-sale” in accordance with Financial Statement Accounting Board (“FASB”) Accounting Standards Codification (“ASC”) 320, “Debt and Equity Securities,” and thus are reported at fair value in the Company’s accompanying balance sheet, with unrealized gains and losses excluded from earnings and reported as a separate component of stockholders’ equity. Amounts reclassified out of accumulated other comprehensive loss into realized gains and losses are accounted for on the basis of specific identification and are included in other income or expense in the statement of operations. The Company classifies such investments as current on the balance sheet as the investments are readily marketable and available for use in the Company’s current operations.
Equipment
Equipment is stated at cost less accumulated depreciation. Depreciation, based on the lesser of the term of the lease or the estimated useful life of the assets, is provided as follows:
	Life	Depreciation Method
Furniture and fixtures	7 years	straight line
Office equipment	5 years	straight line
Laboratory equipment	5-7 years	straight line
Computer equipment	3-5 years	straight line
Leasehold improvements	3-5 years	straight line
Fair Value of Financial Instruments
The carrying amounts reported in the accompanying financial statements for cash and cash equivalents and accounts payable and accrued expenses approximate fair value because of the short-term maturity of these financial instruments. The fair value of warrant liabilities is discussed in Note 12, and the fair value of marketable securities and certain other assets and liabilities is discussed in Note 16.

REXAHN PHARMACEUTICALS, INC.
Notes to Financial Statements
Warrants
The Company classifies its stock warrants as either liability or equity instruments in accordance with ASC 480, “Distinguishing Liabilities from Equity” (ASC 480), depending on the specific terms of the warrant agreement. Warrants that the Company may be required to redeem through payment of cash or other assets outside its control are classified as liabilities pursuant to ASC 480 and are initially and subsequently measured at their estimated fair values. Stock warrants are also classified as warrant liabilities in accordance with ASC 815, “Derivatives and Hedging” (ASC 815) if the warrant contains terms that could require “net cash settlement” and therefore, do not meet the conditions necessary for equity classification according to ASC 815. Warrant instruments that could require “net cash settlement” in the absence of express language precluding such settlement are initially classified as warrant liabilities at their estimated fair values, regardless of the likelihood that such instruments will ever be settled in cash. The Company will continue to record liability-classified warrants at fair value until the warrants are exercised, expire or are amended in a way that would no longer require these warrants to be classified as a liability. For additional discussion on warrants, see Note 12.
Research and Development
Research and development costs are expensed as incurred. Research and development expenses consist primarily of third-party service costs under research and development agreements, salaries and related personnel costs, including stock-based compensation, costs to acquire pharmaceutical products and product rights for development and amounts paid to contract research organizations, hospitals and laboratories for the provision of services and materials for drug development and clinical trials.
Costs incurred in obtaining the licensing rights to technology in the research and development stage that have no alternative future uses and are for unapproved product compounds are expensed as incurred.
Income Taxes
The Company accounts for income taxes in accordance with ASC 740, “Income Taxes”. Deferred tax assets and liabilities are recorded for differences between the financial statement and tax basis of the assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates. ASC 740 requires that a valuation allowance be established when it is more likely than not that all portions of a deferred tax asset will not be realized. A review of all positive and negative evidence needs to be considered, including a company’s current and past performance, the market environment in which the company operates, length of carryback and carryforward periods and existing contracts that will result in future profits. Income tax expense is recorded for the amount of income tax payable or refundable for the period, increased or decreased by the change in deferred tax assets and liabilities during the period.
As a result of the Company’s significant cumulative losses, the Company determined that it was appropriate to establish a valuation allowance for the full amount of net deferred tax assets.
The calculation of the Company’s tax liabilities involves the inherent uncertainty associated with the application of complex tax laws. The Company is subject to examination by various taxing authorities. The Company believes that, as a result of its loss carryforward sustained to date, any examination would result in a reduction of its net operating losses rather than a tax liability. As such, the Company has not provided for any additional taxes that would be estimated under ASC 740.
Stock-Based Compensation
In accordance with ASC 718, “Stock Compensation,” compensation costs related to share-based payment transactions, including employee stock options, are to be recognized in the financial statements. In addition, the Company adheres to the guidance set forth within U.S. Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin (“SAB”) No. 107, which provides the Staff’s views regarding the interaction between ASC 718 and certain SEC rules and regulations, and provides interpretations with respect to the valuation of share-based payments for public companies. For additional discussion on stock-based compensation, see Note 11.

REXAHN PHARMACEUTICALS, INC.
Notes to Financial Statements
Concentration of Credit Risk
ASC 825, “Financial Instruments,” requires disclosure of any significant off balance sheet risk and credit risk concentration. The Company does not have significant off-balance sheet risk or credit concentration. The Company maintains cash and cash equivalents with major financial institutions. From time to time the Company has funds on deposit with commercial banks that exceed federally insured limits. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2019, the Company’s uninsured cash balance was $8,969,547. Management does not consider this to be a significant credit risk as the banks are large, established financial institutions.
Reclassification
Certain amounts in the prior year’s financial statements have been reclassified to conform to the current year presentation with no material impact on the financial statements.
Recent Accounting Pronouncements Affecting the Company
Leases
In February 2016, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) No. 2016-02, Leases (“ASU 2016-02”). ASU 2016-02 requires the recognition of lease assets and lease liabilities by lessees for those leases classified as operating leases under previous U.S. GAAP. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Company adopted the standard on January 1, 2019. The Company elected the package of practical expedients permitted under the transition guidance within the new standard, which among other things, allows carryforward of the historical lease classification. The Company did not elect the hindsight practical expedient. The Company made an accounting policy election to keep leases with an initial term of 12 months or less off the balance sheet. The Company recognizes those lease payments in the consolidated statements of operations on a straight-line basis over the lease term.
Adoption of this standard resulted in recognition of additional net right-of-use assets and lease liabilities, both of which were not quantitatively material to the Company’s financial statements, and there was no impact to the Company’s accumulated deficit. Adoption of this standard did not have a notable impact on the Company’s liquidity.
See Note 8 for additional discussion on the Company’s leases and the adoption of ASU 2016-02.
3.	Marketable Securities
The following table shows the Company’s marketable securities’ adjusted cost, gross unrealized gains and losses, and fair value by significant investment category as of December 31, 2019 and 2018:
	December 31, 2019
	Cost Basis	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Commercial Paper	$1,996,216	$1,184	$ —	$1,997,400
Corporate Bonds	998,920	900	—	999,820
Total Marketable Securities	$2,995,136	$2,084	$—	$2,997,220
	December 31, 2018
	Cost Basis	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Corporate Bonds	$5,999,356	$ —	$(17,836)	$5,981,520

REXAHN PHARMACEUTICALS, INC.
Notes to Financial Statements
The Company typically invests in highly rated securities, with the primary objective of minimizing the potential risk of principal loss. As of December 31, 2019, all of the Company’s marketable securities are due to mature in less than one year.
4.	Prepaid Expenses and Other Current Assets
	December 31, 2019	December 31, 2018
Deposits on contracts	$—	$618,417
Prepaid expenses and other current assets	447,206	555,430
	$447,206	$1,173,847
Deposits on contracts consist of deposits on research and development contracts for services that had not been incurred as of the balance sheet date. Prepaid expenses and other assets include prepaid general and administrative expenses not yet incurred as of the balance sheet date.
5.	Equipment, Net
	December 31, 2019	December 31, 2018
Furniture and fixtures	$67,650	$82,686
Office and computer equipment	163,440	159,489
Laboratory equipment	—	447,653
Leasehold improvements	116,403	131,762
Total equipment	347,493	821,590
Less: Accumulated depreciation and amortization	(271,723)	(709,117)
Net carrying amount	$75,770	$112,473
During the year ended December 31, 2019, the Company sold its laboratory equipment prior to terminating its laboratory lease. The Company recorded a loss of $9,594 on the sale, which is included in general and administrative expense in the Company’s statement of operations.
6.	Accounts Payable and Accrued Expenses
	December 31, 2019	December 31, 2018
Trade payables	$488,285	$547,519
Accrued expenses	471,700	140,637
Accrued research and development contract costs	221,170	1,782,131
Payroll liabilities	84,576	682,263
	$1,265,731	$3,152,550
7.	Collaboration and License Agreements
BioSense Global LLC
On February 25, 2019, the Company entered into a collaboration and license agreement (as amended, the “Collaboration and License Agreement”) with BioSense Global LLC (“BioSense”) to advance the development and commercialization of RX-3117 for pancreatic and other cancers in the Republic of Singapore, China, Hong Kong, Macau, and Taiwan (the “Territory”). Under the terms of the Collaboration and License Agreement, the Company will grant BioSense an exclusive license to develop and commercialize pharmaceutical products containing RX-3117 as a single agent for the prevention or treatment of metastatic pancreatic cancer and other forms of cancer in the Territory that is effective upon payment in

REXAHN PHARMACEUTICALS, INC.
Notes to Financial Statements
full of an upfront payment. The upfront payment consists of an aggregate of $3,000,000. Under the Collaboration and License Agreement, the Company is also eligible to receive milestone payments (i) in an aggregate of up to $126,000,000 for the achievement of development and regulatory goals in China and (ii) in an aggregate of up to $100,000,000 for the achievement of annual sales goals in the Territory with respect to each pharmaceutical product containing RX-3117 as a single agent. The Company will also be eligible to receive tiered royalties in the low double digits to mid-teens on annual net sales in the Territory.
The Company has evaluated the Collaboration and License Agreement under ASC 606, “Revenue from Contracts with Customers,” to determine the appropriate amount of revenue to be recognized as the Company fulfills its obligations under the Collaboration and License Agreement. The Company identified the exclusive license to develop RX-3117 and the supply of RX-3117 clinical material for clinical trials as the distinct performance obligations in the contract. The Company has determined that it will recognize revenue related to the exclusive license to develop RX-3117 and the supply of RX-3117 clinical material transfers to BioSense at a point in time when the exclusive license is conveyed and RX-3117 clinical material is delivered to BioSense, respectively.
The Company has determined the transaction price contains both fixed and variable consideration. The fixed consideration is equal to the upfront payment of $3,000,000. The variable consideration relates to the milestone payments and future sales-based royalty payments. The Company estimates the variable consideration in the contract using the most likely amount method. The Company determined at the contract outset and as of December 31, 2019 that all milestone payments should be fully constrained, as it is not probable that a significant reversal of revenue will not occur in a future period, given the significance of the milestone payments and that the payments are earned based upon the achievement of events that are highly susceptible to factors outside of the Company’s control. Future sales-based royalties related to the exclusive license to develop RX-3117 will be recognized in the period the underlying sales transaction occurs.
The $3,000,000 upfront payment has been allocated to the performance obligations on the basis of the relative standalone selling price estimated for each performance obligation. The Company has determined the standalone selling price of the exclusive license to develop RX-3117 using the adjusted market approach, which represents the price the market will bear based on the license rights granted and the state of the intellectual property, and has determined the standalone selling price of the supply of RX-3117 clinical material using a cost plus a margin approach. Accordingly, the Company has allocated $2,500,000 of the upfront transaction price to the exclusive license to develop RX-3117 and $500,000 to the supply of RX-3117 clinical material. Additional transaction price recognized in future periods related to milestone payments and royalties will be allocated solely to the exclusive license to develop RX-3117, as these amounts relate to efforts associated with the development and commercialization of products related to the exclusive license to develop RX-3117.
As of December 31, 2019, $1,500,000 of the upfront payment had been paid, and the remaining $1,500,000 which was due on September 23, 2019 remained unpaid. The Company has not terminated the Collaboration and License Agreement nor amended its performance obligations. As neither performance obligation has been satisfied as of December 31, 2019, no revenue has been recognized for the year ended December 31, 2019. The Company has recorded the $1,500,000 of transaction consideration received as of December 31, 2019 as deferred revenue on the Company’s balance sheet.
Zhejiang HaiChang Biotechnology Co., Ltd.
On February 8, 2018, the Company entered into a research and development collaboration agreement with Zhejiang HaiChang Biotechnology Co., Ltd. (“HaiChang”) under which HaiChang agreed to develop RX-0301, a nano-liposomal formulation of RX-0201, using its proprietary QTsome™ technology and to conduct certain preclinical and clinical activities through completion of a Phase 2a proof-of-concept clinical trial in hepatocellular carcinoma in China.
The Company accounts for this contract under ASC 606. The Company has determined the sole performance obligation under the contract with HaiChang relates to the license of intellectual property in exchange for variable, non-cash consideration in the form of the rights to the enhanced intellectual property developed by HaiChang under the contract. Revenue associated with this license is recognized at a point in

REXAHN PHARMACEUTICALS, INC.
Notes to Financial Statements
time. At the outset of the contract, the value of the license was determined to be de minimis given the early stage of clinical development of the intellectual property. Because the consideration in the contract varies based upon the success of the research and development efforts of HaiChang, the Company has determined that the non-cash consideration in the contract represents variable consideration. The Company estimates variable consideration under the contract using the expected value method. Given the early stage and the uncertain success of the development work to be performed by HaiChang, as of December 31, 2019 and 2018, the Company has determined that the variable consideration in the contract should be fully constrained at the contract outset and as of December 31, 2019 and 2018. The Company has not recorded revenue for this contract for the years ended December 31, 2019 and 2018.
As further described in Note 16, on February 8, 2020, the Company entered into an exclusive license with HaiChang (the “HaiChang License Agreement”). In connection with entering into the HaiChang License Agreement, the parties terminated the research and development collaboration agreement with HaiChang.
Rexgene Biotech Co., Ltd.
In 2003, the Company entered into a collaborative research agreement with Rexgene Biotech Co., Ltd. (“Rexgene”), which agreed to assist the Company with the research, development and clinical trials necessary for registration of the Company’s product candidate RX-0201 in Asia. In accordance with the agreement, Rexgene paid the Company a one-time fee of $1,500,000 in 2003. The agreement provided that it would expire upon the later of (i) 20 years after the date of the agreement or (ii) the expiration of the patents relating to RX-0201. The amortization reduces research and development expenses for the periods presented. The payment from Rexgene was used in the cooperative funding of the costs of development of RX-0201.
On February 5, 2018, the Company and NEXT BT Co. Ltd. (“Next BT”), the successor in interest to Rexgene, terminated the agreement. In exchange for Next BT terminating its rights to RX-0201 in Asia, the Company agreed to pay Next BT a royalty in the low single digits of any net sales of RX-0201 the Company makes in Asia and 50% of the Company’s licensing revenue related to the licensing of RX-0201 in Asia, up to an aggregate of $5,000,000. Upon termination of the agreement, the unamortized deferred research and development arrangement liability of $368,750 under the agreement was eliminated and recognized as other income. The Company historically used 20 years as its basis for recognition and accordingly research and development expenses were reduced by $6,250 for the period beginning January 1, 2018 up to the agreement’s termination.
Merck Sharp & Dohme B.V.
On August 16, 2018, the Company entered into a clinical trial collaboration and supply agreement (the “Collaboration Agreement”) with Merck Sharp & Dohme B.V. (“Merck”) to conduct a Phase 2 clinical trial to evaluate the safety and efficacy of the combination of RX-5902 with Merck’s anti-PD-1 therapy, KEYTRUDA (pembrolizumab), in patients with metastatic triple negative breast cancer (TNBC). Under the terms of the Collaboration Agreement, the Company will sponsor the clinical trial and Merck will supply the Company with KEYTRUDA for use in the trial at no cost to the Company. The Collaboration Agreement provides that the Company and Merck will jointly own clinical data generated from the clinical trial. The Company is currently evaluating the development strategy for RX-5902 and may or may not proceed with this trial.
8.	Leases
The Company adopted ASU 2016-02 on January 1, 2019. Upon adoption, leases classified as operating leases under previous U.S. GAAP are recognized as right of use lease assets and lease liabilities. The classification criteria for distinguishing between finance leases and operating leases pursuant to ASU 2016-02 are substantially similar to the classification criteria for distinguishing between capital leases and

REXAHN PHARMACEUTICALS, INC.
Notes to Financial Statements
operating leases in the previous leases guidance. Upon adoption, the Company did not have any finance leases, and the Company’s operating leases were as follows:
Office Space Lease
The Company leases 5,466 square feet of office space in Rockville, Maryland, with a lease term ending June 30, 2024. Prior to the amendment of this lease on March 18, 2019, the lease covered 7,193 square feet and had a lease term ending June 30, 2019. Under the lease agreement, the Company pays its allocable portion of real estate taxes and common area operating charges. The lease has escalating rent payments for which the Company records lease expense on a straight-line basis over the lease term, and an option to terminate the leased premises, without penalty, on June 30, 2021. The Company is reasonably certain that it will not remain in these leased premises after the optional termination date, and therefore, is using the optional termination date in assessing the lease term.
Laboratory Lease
The Company previously leased 2,552 square feet of laboratory space with a lease term due to end on June 30, 2020. The Company terminated its laboratory lease agreement on February 4, 2019 and surrendered the premises on February 28, 2019.
The following table summarizes the right of use lease assets and lease liabilities as of December 31, 2019:
Right-of-Use Assets	$203,348
Operating Lease Liabilities
Current	$139,765
Long Term	63,605
Total Operating Lease Liabilities	$203,370
Lease expense for the year ended December 31, 2019 was $229,701, which includes $200,948 in operating lease costs and $28,753 in variable lease costs. The right-of-use asset and lease liability were calculated using an estimated incremental borrowing rate of 11%. At December 31, 2019, the weighted average lease term was 1.5 years.
The table below summarizes the Company’s scheduled future minimum lease payments recorded on the balance sheet, as of December 31, 2019:
Year Ending December 31:
2020	$155,280
2021	65,364
Minimum lease payments	220,644
Less: Imputed interest	(17,274)
Present value of minimum lease payments	203,370
Less: current maturities of lease obligations	(139,765)
Long-term lease obligations	$63,605
9.	Net Loss per Common Share
Basic loss per common share is computed by dividing net loss by the weighted average number of shares of common stock outstanding for the period. Diluted loss per common share is computed by dividing net loss by the weighted average number of shares of common stock outstanding, plus the number of common share equivalents that would be dilutive. As of December 31, 2019 and 2018, there were stock options, restricted stock units (“RSUs”) and warrants to acquire, in the aggregate, 2,126,063 and 1,322,602 shares of the Company’s common stock, respectively, that are potentially dilutive. However, diluted loss per share for all periods presented is the same as basic loss per share for those periods because the inclusion of common share equivalents would be anti-dilutive.

REXAHN PHARMACEUTICALS, INC.
Notes to Financial Statements
10.	Common Stock
The following transactions occurred during the years ended December 31, 2019 and 2018:
Reverse Stock Split
On April 12, 2019 the Company effected a 1-for-12 reverse stock split of the outstanding shares of the Company’s common stock. Each 12 shares of the Company’s common stock, par value $0.0001 per share, issued and outstanding at the effective time of the reverse stock split were reclassified and combined into one share of common stock par value $0.0001 per share. The number of shares of common stock and preferred stock the Company is authorized to issue remained unchanged at 75,000,000 and 10,000,000, respectively. All share and per share amounts have been restated for all periods to give retroactive effect to the reverse stock split. Accordingly, an amount equal to the par value of the decreased shares resulting from the reverse stock split was reclassified from “Common stock” to “Additional paid-in capital.”
Authorized Shares
On August 30, 2018, the Company’s stockholders approved an increase in the Company’s authorized shares of stock from 50,000,000 to 75,000,000.
Public Offerings
October 2018
On October 19, 2018, the Company closed a registered direct offering of 480,770 shares of common stock and warrants to purchase up to 480,771 shares of common stock, resulting in gross proceeds to the Company of approximately $7,500,000. The common stock and warrants were sold in units, consisting of a share of common stock and a warrant to purchase a share of common stock, at a price of $15.60 per unit, with an exercise price for the warrants of $20.04 per share. The warrants became exercisable April 19, 2019 and will remain exercisable through April 19, 2024. The Company also issued warrants to purchase up to 28,848 shares of the Company’s common stock, at an exercise price of $19.50 per share, to designees of the placement agent in the offering. The warrants issued to the investors and to the placement agent are classified as equity instruments. The closing costs of this offering of $896,117 included $286,906 for the placement agent warrants and $627,211 in placement agent and other fees that are recorded as a reduction of the gross proceeds of the offering.
January 2019
On January 25, 2019, the Company closed an underwritten public offering of 895,834 shares of common stock and warrants to purchase up to 895,886 shares of common stock, resulting in gross proceeds to the Company of approximately $8,600,000. The common stock and warrants were sold in units, consisting of a share of common stock and a warrant to purchase a share of common stock, at a price of $9.60 per unit, with an exercise price for the warrants of $9.60 per share. The warrants were immediately exercisable and will remain exercisable until January 25, 2024. The warrants issued are classified as equity instruments. The closing costs of this offering were $1,046,172 in underwriter’s and other professional fees that are recorded as a reduction in the gross proceeds of the offering.
11.	Stock-Based Compensation
As of December 31, 2019, the Company had 204,574 options outstanding.
The Company grants equity awards to key employees, directors and consultants of the Company under the Rexahn Pharmaceuticals, Inc. 2013 Stock Option Plan (the “2013 Plan”). The Company has reserved 283,333 shares of common stock for issuance pursuant to the 2013 Plan. As of December 31, 2019, there were 187,420 options outstanding under the 2013 Plan, and 93,882 shares were available for issuance. In addition, as of December 31, 2019, there were 17,154 options outstanding under a previously established stock option plan under which no new stock options may be granted.

REXAHN PHARMACEUTICALS, INC.
Notes to Financial Statements
Accounting for Awards
Stock-based compensation expense is the estimated fair value of options and RSUs granted amortized on a straight-line basis over the requisite vesting service period for the entire portion of the award. Total stock-based compensation recognized by the Company for the years ended December 31, 2019 and 2018 is as follows:
	For the Year Ended December 31,
	2019	2018
Statement of operations line item:
General and administrative	$393,483	$883,855
Research and development	63,267	344,480
Total	$456,750	$1,228,335
No income tax benefit has been recognized in the statement of operations for stock-based compensation arrangements as the Company has provided for a 100% valuation allowance on its net deferred tax assets.
Summary of Stock Option Transactions
There were 52,465 stock options granted at exercise prices ranging from $5.23 to $7.45 with an aggregate fair value of $220,540 during the year ended December 31, 2019. There were 123,587 stock options granted at exercise prices ranging from $13.08 to $27.48, with an aggregate fair value of $1,540,866, during the year ended December 31, 2018.
For the majority of the grants to employees, the vesting period is 25% on the first anniversary of the grant date and, thereafter, one thirty-sixth of the remaining option vests in equal installments on the first business day of each month until fully vested. Options generally expire ten years from the date of grant. For grants to non-employee directors and consultants of the Company, the vesting period is between one and three years, subject to the fulfillment of certain conditions in the individual stock agreements, or 100% upon the occurrence of certain events specified in the individual stock agreements.
The fair value of options at the date of grant was estimated using the Black-Scholes option pricing model. The Company took into consideration guidance under ASC 718 and SAB 107 when reviewing and updating assumptions.
Significant assumptions are determined as follows:
Expected Term.  The expected term is estimated using the simplified method whereby the expected term equals the arithmetic average of the vesting term and the original contractual term of the option.
Volatility.  Volatility is based on the historical trading volatility of the Company’s stock on the date of grant for a period consistent with the expected term.
Risk-Free Interest Rate.  The risk-free interest rate is based on the zero-coupon U.S. Treasury instruments on the date of grant with a maturity date consistent with the expected term of the Company’s stock option grants.
Expected Dividend.  To date, the Company has not declared or paid any cash dividends and do not have any plans to do so in the future. Therefore, the Company used an expected dividend yield of zero.
Forfeitures. The Company recognizes forfeitures as they occur.

REXAHN PHARMACEUTICALS, INC.
Notes to Financial Statements
The assumptions made in calculating the fair values of options are as follows:
	For the Year Ended December 31,
	2019	2018
Black-Scholes assumptions
Expected dividend yield	0%	0%
Expected volatility	74-75%	69-73%
Risk-free interest rate	1.9-2.6%	2.3-2.9%
Expected term (in years)	5.5-6 years	5.5-6 years
The following table summarizes share-based transactions:
	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding, January 1, 2019	255,922	$41.88	7.8 years	$ —
Granted	52,465	$6.41
Exercised	—	$—
Expired	(2,080)	$97.78
Cancelled	(101,733)	$34.99
Outstanding, December 31, 2019	204,574	$35.60	7.3 years	$—
Exercisable, December 31, 2019	123,263	$51.15	6.2 years	$—
There were no stock options exercised during the years ended December 31, 2019 and 2018. The weighted average fair value of options granted was $4.20 and $12.48 for the years ended December 31, 2019 and 2018, respectively.
A summary of the Company’s unvested options as of December 31, 2019 and changes during the year ended December 31, 2019 is presented below:
	2019
	Number of Options	Weighted Average Fair Value at Grant Date
Unvested at January 1, 2019	131,531	$13.19
Granted	52,465	$4.20
Vested	(51,386)	$14.12
Cancelled	(51,299)	$11.47
Unvested at December 31, 2019	81,311	$7.90
As of December 31, 2019, there was $577,976 of total unrecognized compensation cost related to unvested stock options, which is expected to be recognized over a weighted average vesting period of 2.0 years.
Summary of Restricted Stock Unit Transactions
The fair value of an RSU award is the closing price of the Company’s common stock on the date of grant. A summary of RSU activity for the year ended December 31, 2019 is as follows:
	Number of RSUs	Weighted Average Grant Date Fair Value
Outstanding, January 1, 2019	1,394	$22.08
Granted	—	$—
Vested and Released	(464)	$22.08
Cancelled	(930)	$22.08
Outstanding, December 31, 2019	—	$—

REXAHN PHARMACEUTICALS, INC.
Notes to Financial Statements
12.	Warrants
The following table summarizes the Company’s outstanding warrants to purchase common stock as of December 31, 2019 and 2018
	Number of Warrants:
Warrant Issuance	December 31, 2019	December 31, 2018	Exercise Price	Expiration Date
Liability-classified Warrants
January 2014 Investors	—	39,683	$153.60	Jan. 2019
November 2015 Investors	104,168	104,168	$63.60	May 2021
November 2015 Placement Agent	279	279	$63.60	Nov. 2020
March 2016 Investors	50,651	50,651	$50.40	Sept.2021
September 2016 Investors	67,084	67,084	$36.00	Mar. 2022
June 2017 Investors	126,264	126,264	$48.00	Dec. 2022
June 2017 Placement Agent	15,153	15,153	$49.50	June 2022
October 2017 Investors	136,058	136,058	$34.20	Apr. 2023
October 2017 Placement Agent	16,327	16,327	$36.72	Oct. 2022
Total liability classified warrants	515,984	555,667

Equity-classified Warrants
October 2018 Investors	480,771	480,771	$20.04	Apr. 2024
October 2018 Placement Agent	28,848	28,848	$19.50	Oct. 2023
January 2019 Investors	895,886	—	$9.60	Jan. 2024
Total equity-classified warrants	1,405,505	509,619
Total outstanding warrants	1,921,489	1,065,286
The following table summarizes the Company’s warrant activity for the year ended December 31, 2019:
	Number of Warrants		Total	Weighted average exercise price
	Liability- classified	Equity- classified
Balance, January 1, 2019	555,667	509,619	1,065,286	$37.52
Issued during the period	—	895,886	895,886	$9.60
Exercised during the period	—	—	—	$—
Expired during the period	(39,683)	—	(39,683)	$153.60
Balance, December 31, 2019	515,984	1,405,505	1,921,489	$22.10
At December 31, 2019, the weighted average remaining contractual life of the outstanding warrants was 3.7 years.
Accounting for Liability-classified Warrants
The warrants issued to investors in the November 2015, March 2016 and September 2016 offerings contain a provision for net cash settlement in the event of a fundamental transaction (contractually defined to include a merger, sale of substantially all assets, tender offer or share exchange). The warrant holder would have the option to receive cash equal to the fair value of the remaining unexercised portion of the warrant. In addition, the warrants from these three and the June 2017 and October 2017 offerings contain a cashless exercise provision that is exercisable only in the event that a registration statement is not effective. That provision may not be operative if an effective registration statement is not available because an exemption under the U.S. securities laws may not be available to issue unregistered shares. As a result, net cash settlement may be required, and these warrants require liability classification.

REXAHN PHARMACEUTICALS, INC.
Notes to Financial Statements
ASC 820 provides requirements for disclosure of liabilities that are measured at fair value on a recurring basis in periods subsequent to the initial recognition. Fair values for warrants were determined using the Binomial Lattice (“Lattice”) valuation technique. The Lattice model provides for dynamic assumptions regarding volatility and risk-free interest rates within the total period to maturity. Accordingly, within the contractual term, the Company provided multiple date intervals over which multiple volatilities and risk-free interest rates were used. These intervals allow the Lattice model to project outcomes along specific paths that consider volatilities and risk-free rates that would be more likely in an early exercise scenario.
Significant assumptions are determined as follows:
Trading market values—Published trading market values;
Exercise price—Stated exercise price;
Term—Remaining contractual term of the warrant;
Volatility—Historical trading volatility for periods consistent with the remaining terms; and
Risk-free rate—Yields on zero coupon government securities with remaining terms consistent with the remaining terms of the warrants.
Due to the fundamental transaction provision, which could provide for early redemption of the warrants, the model also considered the probability the Company would enter into a fundamental transaction during the remaining term of the warrant. Historically, the Company has considered the probability of a fundamental transaction occurring to be remote, however, in September 2019, the Company commenced a process to explore and evaluate strategic alternatives to enhance shareholder value, which could result in a fundamental transaction as defined by the warrant agreements. Therefore, the Company adjusted the likelihood and timing of its fundamental transaction assumptions when calculating the fair values of the liability-classified warrants as of December 31, 2019.
The significant unobservable inputs used in the fair value measurement of the warrants include management’s estimate of the probability that a fundamental transaction may occur in the future. Significant increases (decreases) in the probability of occurrence would result in a significantly higher (lower) fair value measurement.
The following table summarizes the fair value of the warrants as of the respective balance sheet dates:
	Fair Value as of:
Warrant Issuance:	December 31, 2019	December 31, 2018
November 2015 Investors	$55	$234,918
November 2015 Placement Agent	—	435
March 2016 Investor	439	160,099
September 2016 Investors	3,196	333,834
June 2017 Investors	11,736	623,324
June 2017 Placement Agent	845	65,149
October 2017 Investors	23,772	801,551
October 2017 Placement Agent	1,674	88,276
Total:	$41,717	$2,307,586

REXAHN PHARMACEUTICALS, INC.
Notes to Financial Statements
The assumptions used in calculating the fair values of the warrants are as follows:
	December 31, 2019	December 31, 2018
Trading market prices	$1.91	$11.16
Estimated future volatility	102%	105%
Dividend	—	—
Estimated future risk-free rate	1.57-1.72%	2.35-2.53%
Equivalent volatility	85-94%	99-104%
Equivalent risk-free rate	1.57-1.59%	2.51-2.55%
Fundamental transaction likelihood	50%	5%
Fundamental transaction timing	April 2020	End of warrant term
Changes in the fair value of the warrant liabilities, carried at fair value, as reported as “unrealized gain on fair value of warrants” in the statement of operations:
	For the Year Ended December 31,
	2019	2018
Expired Warrants	$—	$64,307
November 2015 Investors	234,863	1,025,132
November 2015 Placement Agent	435	2,501
March 2016 Investors	159,660	537,455
September 2016 Investors	330,638	720,249
June 2017 Investors	611,588	1,358,540
June 2017 Placement Agent	64,304	156,442
October 2017 Investors	777,779	1,504,001
October 2017 Placement Agent	86,602	177,422
Total:	$2,265,869	$5,546,049
13.	Income Taxes
No provision for federal and state income taxes was required for the years ended December 31, 2019 and 2018 due to the Company’s operating losses and increased deferred tax asset valuation allowance. At December 31, 2019 and 2018, the Company had unused net operating loss carry-forwards of approximately $156,586,000 and $147,086,000 respectively, portions of which expire at various dates beginning in 2021. Some of this amount may be subject to annual limitations under certain provisions of the Internal Revenue Code related to “changes in ownership.”
As of December 31, 2019 and 2018, the deferred tax assets related to the aforementioned carry-forwards have been fully offset by valuation allowances, because significant utilization of such amounts is not presently expected in the foreseeable future.
Deferred tax assets and valuation allowances consist of:
	December 31, 2019	December 31, 2018
Net Operating Loss Carryforwards	$43,844,000	$41,184,000
Stock Compensation Expense	1,191,000	1,608,000
Book Tax Differences on Assets and Liabilities	464,000	195,000
Valuation Allowance	(45,499,000)	(42,987,000)
Net Deferred Tax Assets	$—	$—
The Company files income tax returns in the U.S. federal and Maryland state jurisdictions. Tax years for fiscal 2016 through 2019 are open and potentially subject to examination by the federal and Maryland state taxing authorities.

REXAHN PHARMACEUTICALS, INC.
Notes to Financial Statements
14.	Commitments and Contingencies
a)
The Company has contracted with various vendors for research and development services, with terms that require payments over the term of the agreements, usually ranging from two to 36 months. The costs to be incurred are estimated and are subject to revision. As of December 31, 2019, the total estimated cost to complete these agreements was approximately $1,750,000. All of these agreements may be terminated by either party upon appropriate notice as stipulated in the respective agreements.

b)
On June 22, 2009, the Company entered into a License Agreement with Korea Research Institute of Chemical Technology (“KRICT”) to acquire the rights to all intellectual property related to quinoxaline-piperazine derivatives that were synthesized under a Joint Research Agreement. The agreement with KRICT calls for a one-time milestone payment of $1,000,000 within 30 days after the first achievement of marketing approval of the first commercial product arising out of or in connection with the use of KRICT’s intellectual property. As of December 31, 2019, the milestone has not occurred.

c)
The Company has established a 401(k) plan for its employees. The Company has elected to match 100% of the first 3% of an employee’s compensation plus 50% of an additional 2% of the employee’s deferral. Expense related to this matching contribution aggregated to $71,568 and $120,558, for the years ended December 31, 2019 and 2018 respectively.

d)
On February 5, 2018, the Company and Next BT terminated the research collaboration agreement between the Company and Rexgene. In exchange for Next BT terminating its rights to RX-0201 in Asia, the Company agreed to pay Next BT a royalty in the low single digits of any net sales of RX-0201 the Company makes in Asia and 50% of the Company’s licensing revenue related to licensing of RX-0201 in Asia, up to an aggregate of $5,000,000. As of December 31, 2019, the Company has not made any royalty payments to Next BT.

15.	Fair Value Measurements
ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, not adjusted for transaction costs. ASC 820 also establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels giving the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).
The three levels are described below:
Level 1 Inputs —	Unadjusted quoted prices in active markets for identical assets or liabilities that are accessible by the Company;
Level 2 Inputs —	Quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly;
Level 3 Inputs —	Unobservable inputs for the asset or liability including significant assumptions of the Company and other market participants.
The following tables present assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy.
Fair Value Measurements at December 31, 2019
	Total	Level 1	Level 2	Level 3
Assets:
Commercial Paper	$1,997,400	$ —	$1,997,400	$—
Corporate Bonds	999,820	—	999,820	—
Total Assets:	$2,997,220	$—	$2,997,220	$—
Liabilities:
Warrant Liabilities	$41,717	$—	$—	$41,717

REXAHN PHARMACEUTICALS, INC.
Notes to Financial Statements
Fair Value Measurements at December 31, 2018
	Total	Level 1	Level 2	Level 3
Assets:
Corporate Bonds	$5,981,520	$ —	$5,981,520	$—
Liabilities:
Warrant Liabilities	$2,307,586	$—	$—	$2,307,586
The fair value of the Company’s Level 2 marketable securities is determined by using quoted prices from independent pricing services that use market data for comparable securities in active or inactive markets. A variety of data inputs, including benchmark yields, interest rates, known historical trades and broker dealer quotes are used with pricing models to determine the quoted prices.
The fair value methodology for the warrant liabilities is disclosed in Note 12.
The carrying amounts reported in the financial statements for cash and cash equivalents (Level 1), and accounts payable and accrued expenses approximate fair value because of the short-term maturity of these financial instruments.
There have been no changes in the methodologies used at December 31, 2019 and 2018 and no transfers between Level 1, 2 and 3 during the years ended December 31, 2019 and 2018.
The following table sets forth a reconciliation of changes in the years ended December 31, 2019 and 2018 in the fair value of the liabilities classified as Level 3 in the fair value hierarchy:
Warrant Liabilities
Balance at January 1, 2019	$2,307,586
Unrealized gains, net	(2,265,869)
Balance at December 31, 2019	$41,717
Warrant Liabilities
Balance at January 1, 2018	$7,853,635
Unrealized gains, net	(5,546,049)
Balance at December 31, 2018	$2,307,586
16.	Subsequent Event
Exclusive License Agreement with HaiChang
On February 8, 2020, the Company entered into the HaiChang License Agreement pursuant to which the Company granted HaiChang an exclusive (even as to the Company), royalty-bearing, sublicensable worldwide license to research, develop and commercialize pharmaceutical products comprising RX-0201 (subject to and limited by the exclusive rights of Next BT with respect to RX-0201 in Asia), the nano-liposomal formulation of RX-0201 known as RX-0301, and RX-0047, a proprietary compound currently in preclinical development. HaiChang has agreed to use commercially reasonable efforts to develop, seek regulatory approval for, and commercialize one product comprising or RX-0301 and one product comprising RX-0047.
HaiChang will pay to the Company a one-time upfront payment in the amount of $250,000 for certain materials to be transferred by the Company to HaiChang. HaiChang will pay the Company development milestone payments in an aggregate of up to $63,000,000 with respect to RX-0201 and RX-0301 and up to $33,000,000 with respect to RX-0047, and royalties based on percentages of net sales in the low tens with respect to RX-0201 and RX-0301 and the mid-single digits with respect to RX-0047. However, if HaiChang exclusively sublicenses its rights to a third party with respect to RX-0201 and RX-0301 or RX-0047 in a particular jurisdiction, instead of the foregoing milestones and royalties to the extent relating to such compound(s) and jurisdiction, HaiChang will pay the Company a percentage of any sublicensing revenue

REXAHN PHARMACEUTICALS, INC.
Notes to Financial Statements
received by HaiChang, provided that in any event HaiChang will pay a milestone payment on initiation of a Phase 3 clinical trial that is subject to reduction by the amount of any sublicensing revenue paid with respect to the applicable compound(s) as of the time of initiation of the trial.
In connection with entering into the HaiChang License Agreement, the parties terminated the previous research collaboration and license agreement with HaiChang.

REXAHN PHARMACEUTICALS, INC.
Condensed Balance Sheet
(Unaudited)
	June 30, 2020	December 31, 2019
ASSETS
Current Assets:
Cash and cash equivalents	$9,208,951	$9,219,547
Marketable securities	—	2,997,220
Prepaid expenses and other current assets	817,653	447,206
Total Current Assets	10,026,604	12,663,973
Security Deposits	25,681	25,681
Operating Lease Right-of-Use Assets	139,477	203,348
Equipment, Net	57,312	75,770
Total Assets	$10,249,074	$12,968,772
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts payable and accrued expenses	$2,190,753	$1,265,731
Deferred revenue	650,000	1,500,000
Operating lease liabilities, current	136,197	139,765
Total Current Liabilities	2,976,950	2,905,496
Operating Lease Liabilities, non-current	—	63,605
Warrant Liabilities	268,811	41,717
Total Liabilities	3,245,761	3,010,818
Commitments and Contingencies (Note 12)
Stockholders’ Equity:
Preferred stock, par value $0.0001, 10,000,000 authorized shares, none issued and outstanding	—	—
Common stock, par value $0.0001, 75,000,000 authorized shares, 4,019,141 issued and outstanding	402	402
Additional paid-in capital	173,423,515	173,278,144
Accumulated other comprehensive income	—	2,084
Accumulated deficit	(166,420,604)	(163,322,676)
Total Stockholders’ Equity	7,003,313	9,957,954
Total Liabilities and Stockholders’ Equity	$10,249,074	$12,968,772
(See accompanying notes to the condensed financial statements)

REXAHN PHARMACEUTICALS, INC.
Condensed Statement of Operations
(Unaudited)
	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2020	2019	2020	2019
Revenues	$—	$—	$1,150,000	$—
Expenses:
General and administrative	2,116,891	1,340,016	3,372,898	3,035,538
Research and development	231,607	1,648,401	688,397	3,890,631
Total Expenses	2,348,498	2,988,417	4,061,295	6,926,169
Loss from Operations	(2,348,498)	(2,988,417)	(2,911,295)	(6,926,169)
Other Income
Interest income	6,042	96,650	40,461	178,035
Unrealized (loss) gain on fair value of warrants	(168,702)	427,483	(227,094)	1,940,854
Total Other (Loss) Income	(162,660)	524,133	(186,633)	2,118,889
Net Loss Before Provision for Income Taxes	(2,511,158)	(2,464,284)	(3,097,928)	(4,807,280)
Provision for Income Taxes	—	—	—	—
Net Loss	$(2,511,158)	$(2,464,284)	$(3,097,928)	$(4,807,280)
Net loss per share, basic and diluted	$(0.62)	$(0.61)	$(0.77)	$(1.23)
Weighted average number of shares outstanding, basic and diluted	4,019,141	4,019,141	4,019,141	3,900,208
(See accompanying notes to the condensed financial statements)

REXAHN PHARMACEUTICALS, INC.
Condensed Statement of Comprehensive Loss
(Unaudited)
	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2020	2019	2020	2019
Net Loss	$(2,511,158)	$(2,464,284)	$(3,097,928)	$(4,807,280)
Unrealized gain (loss) on available-for-sale securities	—	19,781	(2,084)	25,015
Comprehensive Loss	$(2,511,158)	$(2,444,503)	$(3,100,012)	$(4,782,265)
(See accompanying notes to the condensed financial statements)

REXAHN PHARMACEUTICALS, INC.
Condensed Statement of Stockholders’ Equity
For the Three and Six Months Ended June 30, 2020 and 2019
(Unaudited)
	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
	Number of Shares	Amount
Balances at April 1, 2020	4,019,141	$402	$173,354,446	$(163,909,446)	$—	$9,445,402
Stock-based compensation	—	—	69,069	—	—	69,069
Net loss	—	—	—	(2,511,158)	—	(2,511,158)
Balances at June 30, 2020	4,019,141	$402	$173,423,515	$(166,420,604)	$—	$7,003,313

Balances at April 1, 2019	4,019,141	$402	$172,982,394	$(157,030,238)	$(12,602)	$15,939,956
Stock-based compensation	—	—	127,653	—	—	127,653
Net loss	—	—	—	(2,464,284)	—	(2,464,284)
Other comprehensive income	—	—	—	—	19,781	19,781
Balances at June 30, 2019	4,019,141	$402	$173,110,047	$(159,494,522)	$7,179	$13,623,106

Balances at January 1, 2020	4,019,141	$402	$173,278,144	$(163,322,676)	$2,084	$9,957,954
Stock-based compensation	—	—	145,371	—	—	145,371
Net loss	—	—	—	(3,097,928)	—	(3,097,928)
Other comprehensive loss	—	—	—	—	(2,084)	(2,084)
Balances at June 30, 2020	4,019,141	$402	$173,423,515	$(166,420,604)	$—	$7,003,313

Balances at January 1, 2019	3,122,843	$312	$165,267,656	$(154,687,242)	$(17,836)	$10,562,890
Issuance of common stock and units, net of issuance costs	895,834	90	7,553,738	—	—	7,553,828
Common stock issued from vested restricted stock units	464	—	—	—	—	—
Stock-based compensation	—	—	288,653	—	—	288,653
Net loss	—	—	—	(4,807,280)	—	(4,807,280)
Other comprehensive income	—	—	—	—	25,015	25,015
Balances at June 30, 2019	4,019,141	$402	$173,110,047	$(159,494,522)	$7,179	$13,623,106
(See accompanying notes to the condensed financial statements)

REXAHN PHARMACEUTICALS, INC.
Condensed Statement of Cash Flows
(Unaudited)
	For the Six Months Ended June 30,
	2020	2019
Cash Flows from Operating Activities:
Net loss	$(3,097,928)	$(4,807,280)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	18,458	22,077
Loss on sale of equipment	—	9,594
Amortization of premiums and discounts on marketable securities, net	(4,864)	(56,019)
Stock-based compensation	145,371	288,653
Unrealized loss (gain) on fair value of warrants	227,094	(1,940,854)
Changes in assets and liabilities:
Prepaid expenses and other assets	(370,447)	22,308
Accounts payable and accrued expenses	925,022	(1,231,816)
Deferred revenue	(850,000)	1,500,000
Other, net	(3,302)	6,706
Net Cash Used in Operating Activities	(3,010,596)	(6,186,631)
Cash Flows from Investing Activities:
Purchase of equipment	—	(19,383)
Sale of equipment	—	5,500
Purchase of marketable securities	—	(8,887,566)
Redemption of marketable securities	3,000,000	6,000,000
Net Cash Provided by (Used in) Investing Activities	3,000,000	(2,901,449)
Cash Flows from Financing Activities:
Issuance of common stock and units, net of issuance costs	—	7,653,828
Net Cash Provided by Financing Activities	—	7,653,828
Net Decrease in Cash and Cash Equivalents	(10,596)	(1,434,252)
Cash and Cash Equivalents - Beginning of Period	9,219,547	8,744,301
Cash and Cash Equivalents - End of Period	$9,208,951	$7,310,049
Supplemental Cash Flow Information
Operating cash flows paid for amounts included in the measurement of lease liabilities	$76,843	$120,700
Non-cash financing and investing activities:
Warrants issued	$—	$4,735,913
Operating lease right-of-use assets obtained in exchange for lease obligations	$—	$380,935
(See accompanying notes to the condensed financial statements)

REXAHN PHARMACEUTICALS, INC.
Notes to Condensed Financial Statements
(Unaudited)
1.	Operations and Organization
Operations
Rexahn Pharmaceuticals, Inc. (the “Company”), a Delaware corporation, is a biopharmaceutical company whose principal operations have been the development of innovative therapies to improve patient outcomes in cancers that are difficult to treat. The Company had an accumulated deficit of $166,420,604 at June 30, 2020 and anticipates incurring losses in the foreseeable future.
On June 17, 2020, the Company entered into an Agreement and Plan of Merger and Reorganization (the “Original Merger Agreement,” and as amended on June 29, 2020, the “Merger Agreement”) with Razor Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of the Company (“Merger Sub”), and Ocuphire Pharma Inc., a Delaware corporation (“Ocuphire”), pursuant to which, among other things, and subject to the satisfaction and waiver of certain conditions set forth in the Merger Agreement, Merger Sub will merge with and into Ocuphire, with Ocuphire continuing as a wholly owned subsidiary of the Company and the surviving corporation of the merger (the “Merger”). See Note 2, Merger Agreement and Pre-Merger Financing, for further information.
The Company believes that its cash and cash equivalents of approximately $9.2 million as of June 30, 2020 will be sufficient to cover its cash flow requirements for its current activities for at least the next 12 months from the date these financial statements were issued, assuming the Merger does not close.
Basis of Presentation
The accompanying unaudited condensed financial statements of the Company have been prepared pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States (“U.S. GAAP”) for complete financial statements. In the opinion of the Company’s management, all adjustments (consisting of only normal recurring accruals) considered necessary for a fair presentation of the Company’s financial position as of June 30, 2020 and December 31, 2019 and of the results of operations, comprehensive loss, and stockholders’ equity for the three and six months ended June 30, 2020 and 2019 and the cash flows for the six months ended June 30, 2020 and 2019 have been included. Operating results for the three and six months ended June 30, 2020 are not necessarily indicative of results that may be expected for any other interim period or the full fiscal year ending December 31, 2020. The accompanying unaudited condensed financial statements should be read in conjunction with the audited financial statements and notes thereto included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2019 (the “2019 Form 10-K”). Information included in the condensed balance sheet as of December 31, 2019 has been derived from the Company’s audited financial statements for the year ended December 31, 2019 included in the 2019 Form 10-K. The unaudited condensed financial statements have been prepared on a basis that assumes the Company will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on management’s best knowledge of current events and actions the Company may undertake in the future. Actual results may ultimately differ from these estimates. These estimates are reviewed periodically, and as adjustments become necessary, they are reported in earnings in the period in which they become available.
COVID-19 Pandemic
The outbreak of the COVID-19 disease, which the World Health Organization declared a pandemic in March 2020, has led to disruption in the global economy and the biopharmaceutical industry. The extent of the COVID-19 pandemic’s impact on the Company’s business, financial condition and results of operations,

REXAHN PHARMACEUTICALS, INC.
Notes to Condensed Financial Statements
(Unaudited)
as well as the Company’s ability to consummate the Merger, is highly uncertain and will depend on various factors, including the duration and scope of the pandemic, restrictions on business and social distancing guidelines that may be requested or mandated by governmental authorities, other actions taken to contain the impact of the pandemic, and the Company’s access to additional capital.
2.	Merger Agreement and Pre-Merger Financing
Merger Agreement
On June 17, 2020, the Company, Merger Sub and Ocuphire entered into the Original Merger Agreement, which was subsequently amended on June 29, 2020, pursuant to which Merger Sub will merge with and into Ocuphire, with Ocuphire continuing as a wholly owned subsidiary of the Company in an all-stock transaction.
For accounting purposes, Ocuphire is considered to be acquiring the Company even though the Company will be the issuer of the common stock in the Merger due to various considerations, including the expected ownership positions of former Company and Ocuphire stockholders post-Merger, as well as the expected composition of the Company’s Board of Directors and management team post-Merger. The Merger is expected to be accounted for as an asset acquisition by Ocuphire.
Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”): (a) each share of Ocuphire common stock outstanding immediately prior to the Effective Time (excluding shares held as treasury stock, shares held by Ocuphire and dissenting shares) will be converted into the right to receive shares of Company common stock equal to the Exchange Ratio described below; and (b) each outstanding Ocuphire stock option that has not previously been exercised prior to the Effective Time will be assumed by the Company.
Under the exchange ratio formula in the Merger Agreement (the “Exchange Ratio”), immediately following the consummation of the Merger (the “Closing”), the Company’s then-current stockholders would own approximately 14.3% of the combined company’s common stock, and the former Ocuphire securityholders would own approximately 85.7% of the combined company’s common stock, in each case calculated on a fully-diluted basis, assuming the Company’s net cash balance at the anticipated Closing date is between $3.2 million and $6.0 million. The Exchange Ratio formula in the Merger Agreement is subject to adjustment for every $100,000 that the Company’s actual net cash balance at the anticipated Closing date is less than $3.2 million or more than $6.0 million. Based on the Company’s current estimates, the Company anticipates delivering net cash between $0 and $500,000 assuming the Closing occurs by November 14, 2020, which is the end date set forth in the Merger Agreement; however, the final net cash amount will not be calculated until the anticipated Closing date, and may vary significantly depending on, among other things, the Company’s ability to control and correctly estimate its operating expenses, expenses relating to the Company’s ongoing litigation and the trading price of the Company’s common stock (and its impact on the estimated warrant liability, which reduces net cash). If the Company’s actual net cash balance at the anticipated Closing date is $0, which is the minimum amount of net cash that the Company is required to deliver to Close, then immediately following the Closing, the Company’s then-current stockholders would own approximately 11.2% of the combined company’s common stock, and the former Ocuphire securityholders would own approximately 88.8% of the combined company’s common stock, in each case calculated on a fully-diluted basis. Under the terms of the Merger Agreement, the Company’s stockholders’ ownership percentage in the combined company is subject to a floor of 9.1% regardless of the Company’s actual net cash balance at the anticipated Closing date, assuming Ocuphire waives the minimum net cash requirement at the anticipated Closing date. These ownership percentages give effect to the shares of Ocuphire common stock that will be issued to Investors (as defined below) in the Pre-Merger Financing (as defined below) prior to the Closing, but do not account for any additional shares of Company common stock that may be issued following the Closing or the warrants issuable to Investors after Closing. As a result, holders of Company common stock could own significantly less of the combined company than currently contemplated. For example, if the average of the five lowest volume-weighted average trading prices of Company common stock on Nasdaq Capital Market (“Nasdaq”) during the first ten trading days

REXAHN PHARMACEUTICALS, INC.
Notes to Condensed Financial Statements
(Unaudited)
immediately following the closing of the Pre-Merger Financing reaches a certain floor price specified in the Securities Purchase Agreement (as defined below), then the pre-Merger holders of Company common stock could own a low single-digit percentage of the fully-diluted combined company equity securities, depending on the Company’s actual net cash amount at the anticipated Closing date.
Consummation of the Merger is subject to certain Closing conditions, including, among other things: (i) approval by the stockholders of the Company and Ocuphire; (ii) the continued listing of the Company’s common stock on the Nasdaq and the listing of the additional shares of Company common stock issued in connection with the Merger on Nasdaq; (iii) the accuracy of the representations and warranties, subject to certain materiality qualifications; (iv) satisfaction by the Company of a minimum net cash requirement of $0; and (v) completion of the Pre-Merger Financing.
The Merger Agreement contains certain termination rights for both the Company and Ocuphire, and further provides that, upon termination of the Merger Agreement under specified circumstances, either party may be required to pay the other party a termination fee of $750,000 or, in some circumstances, Ocuphire may be required to reimburse the Company’s expenses up to a maximum of $750,000.
Immediately after the Effective Time, the Board of Directors of the Company is expected to be comprised of seven members, one of whom is expected to be Richard J. Rodgers, a current member of the Company’s Board of Directors, and the remaining six directors are expected to include existing Ocuphire board members and an additional director designated by Ocuphire. Following the Closing, Mina Sooch is expected to serve as the Company’s President and Chief Executive Officer. Also at the Effective Time, the Company expects to effect a name change to “Ocuphire Pharma, Inc.” and it is anticipated that the Company’s securities will be listed for trading on Nasdaq under the symbol “OCUP.”
In accordance with the Merger Agreement, on June 17, 2020, the Board of Directors approved the termination of Douglas J. Swirsky’s employment with the Company, effective as of immediately following the Effective Time, as a result of which Mr. Swirsky will be entitled to the severance amounts and other benefits afforded Mr. Swirsky in connection with a termination of Mr. Swirsky’s employment by the Company without cause within the two-year period immediately following a change of control pursuant to Section 8(c) of Mr. Swirsky’s employment agreement, subject to Mr. Swirsky’s execution of a general release in favor of the Company. The termination of Mr. Swirsky’s employment is subject to and conditioned upon the closing of the Merger at the Effective Time, and therefore Mr. Swirsky shall not be terminated if the Merger is not consummated or the Merger Agreement is terminated prior to the Effective Time.
The Merger is expected to close in the second half of 2020, subject to approval by the Company’s stockholders at a special meeting to be held at a future date and other closing conditions.
Contingent Value Rights Agreement
Pursuant to the Merger Agreement and a Contingent Value Rights Agreement (the “CVR Agreement”) to be entered into immediately prior to Closing, Company stockholders as of immediately prior to the Effective Time will receive one contingent value right (“CVR”) for each share of Company common stock held of record as of immediately prior to the Effective Time. Each CVR will represent the right to receive cash payments upon the occurrence of certain triggering events. In particular, for each calendar quarter (each, a “CVR Payment Period”) during the 15-year period after the Closing (the “CVR Term”), CVR holders will be entitled to (i) 90% of all payments received by the Company from BioSense Global LLC (“BioSense”) pursuant to that certain License and Assignment Agreement, dated as of February 25, 2019, by and between BioSense and the Company, as amended (the “License and Assignment Agreement”), less certain permitted deductions, (ii) 90% of all payments received by the Company from Zhejiang HaiChang Biotechnology Co., Ltd. (“HaiChang”) pursuant to that certain Exclusive License Agreement, dated as of February 8, 2020, by and between HaiChang and the Company (the “HaiChang License Agreement”), less certain permitted deductions, and (iii) 75% of (a) all cash consideration paid by a third party to the Company during the applicable CVR Payment Period in connection with the grant, sale or transfer of rights to certain of the Company’s pre-Closing intellectual property (“Parent IP”) under an agreement that is entered into during

REXAHN PHARMACEUTICALS, INC.
Notes to Condensed Financial Statements
(Unaudited)
the 10-year period after the Closing (“Parent IP Deal”); plus (b) with respect to any non-cash consideration received by the Company from a third party during the applicable CVR Payment Period in connection with any Parent IP Deal, all amounts received by the Company at the time such non-cash consideration is monetized, less (c) certain permitted deductions.
Securities Purchase Agreement
On June 29, 2020, Ocuphire, the Company and certain institutional healthcare investors, accredited investors and certain directors and officers of Ocuphire (the “Investors”) entered into a Securities Purchase Agreement, which amended and restated in its entirety the prior securities purchase agreement among the same parties dated June 17, 2020 (the “Securities Purchase Agreement”). Pursuant to the Securities Purchase Agreement, the Investors agreed to invest a total of $21.15 million in cash (the “Purchase Price”) to fund the combined company following the Merger (the “Pre-Merger Financing”). In return, based on an agreed upon pre-money valuation of the combined company of $120 million, Ocuphire will issue shares of Ocuphire common stock to the Investors, which shares will be exchangeable in the Merger for approximately 15% of the combined company on a fully diluted basis (the “Initial Shares”). In addition, (i) Ocuphire will deposit three times the number of Initial Shares into escrow with an escrow agent for the benefit of the Investors, to be exchanged for Company common stock in the Merger, and to be delivered, in whole or in part, based on the formula set forth in the Securities Purchase Agreement, out of escrow to the Investors if 85% of the average of the five lowest volume-weighted average trading prices of a share of Company common stock on Nasdaq during the first ten trading days (or earlier, at the election of any Investor) immediately following the closing date of the Pre-Merger Financing (which closing date will be the same date as the Closing) is lower than the effective price per share paid by the Investors for the shares of Company common stock issued at Closing in exchange for the Initial Shares, and (ii) on the tenth trading day following the closing date of the Pre-Merger Financing (the “warrant closing date”), the Company will issue to the Investors (x) Series A warrants to purchase shares of Company common stock and (y) Series B warrants to purchase shares of Company common stock.
3.	Marketable Securities
Marketable securities are considered “available-for-sale” in accordance with Financial Accounting Standards Board Accounting Standards Codification (“ASC”) 320, “Debt and Equity Securities,” and thus are reported at fair value in the Company’s accompanying balance sheet, with unrealized gains and losses excluded from earnings and reported as a separate component of stockholders’ equity. Amounts reclassified out of accumulated other comprehensive income (loss) into realized gains and losses are accounted for on the basis of specific identification and are included in other income or expense in the statement of operations. The Company classifies such investments as current on the balance sheet as the investments are readily marketable and available for use in current operations.
The Company had no marketable securities as of June 30, 2020. The following table shows the Company’s marketable securities’ adjusted cost, gross unrealized gains and losses, and fair value by significant investment category as of December 31, 2019:
	December 31, 2019
	Cost Basis	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Commercial Paper	$1,996,216	$1,184	$—	$1,997,400
Corporate Bonds	998,920	900	—	999,820
Total Marketable Securities	$2,995,136	$2,084	$—	$2,997,220

REXAHN PHARMACEUTICALS, INC.
Notes to Condensed Financial Statements
(Unaudited)
4.	Equipment, Net
	June 30, 2020	December 31, 2019
Furniture and fixtures	$67,650	$67,650
Office and computer equipment	163,440	163,440
Leasehold improvements	116,403	116,403
Total equipment	347,493	347,493
Less: Accumulated depreciation and amortization	(290,181)	(271,723)
Net carrying amount	$57,312	$75,770
5.	Accounts Payable and Accrued Expenses
	June 30, 2020	December 31, 2019
Trade payables	$1,651,659	$488,285
Accrued expenses	454,850	471,700
Accrued research and development contract costs	—	221,170
Payroll liabilities	84,244	84,576
	$2,190,753	$1,265,731
6.	License Agreements
BioSense Global LLC
On March 10, 2020, the Company entered into an amendment to its collaboration and license agreement, (as amended, the “License and Assignment Agreement”) with BioSense to advance the development and commercialization of RX-3117 for all human uses in the Republic of Singapore, China, Hong Kong, Macau, and Taiwan (the “Territory”). Under the terms of the License and Assignment Agreement, upon payment in full of an upfront payment, the Company will (i) grant BioSense an exclusive license to develop and commercialize pharmaceutical products containing RX-3117 as a single agent for all human uses in the Territory and (ii) assign and transfer all of the Company’s patents and patent applications related to RX-3117 in the Territory. The upfront payment consists of an aggregate of $1,650,000, of which $1,550,000 has been received to date. Under the License and Assignment Agreement, the Company is eligible to receive milestone payments in an aggregate of up to $84,500,000 upon the achievement of development, regulatory and commercial goals and will also be eligible to receive tiered royalties in the mid-single digits to low tens on annual net sales in the Territory.
The Company has evaluated the License and Assignment Agreement under ASC 606, “Revenue from Contracts with Customers,” to determine the appropriate amount of revenue to be recognized as the Company fulfills its obligations under the License and Assignment Agreement. The Company identified the exclusive license to develop RX-3117 and the supply of RX-3117 drug product, drug substance and intermediate materials (collectively, the “Transferred Materials”) as the distinct performance obligations in the contract. The Company has determined that it will recognize revenue related to the exclusive license to develop RX-3117 and the supply of the Transferred Materials transfers to BioSense at a point in time when the exclusive license is conveyed and the Transferred Materials are made available for delivery to BioSense, respectively.
The Company has determined the transaction price contains both fixed and variable consideration. The fixed consideration is equal to the upfront payment of $1,650,000. The variable consideration relates to the milestone payments and future sales-based royalty payments. The Company estimates the variable consideration in the contract using the most likely amount method. The Company determined at the contract outset and as of June 30, 2020 that all milestone payments should be fully constrained, as it is not probable

REXAHN PHARMACEUTICALS, INC.
Notes to Condensed Financial Statements
(Unaudited)
that a significant reversal of revenue will not occur in a future period, given the significance of the milestone payments and that the payments are earned based upon the achievement of events that are highly susceptible to factors outside of the Company’s control. Future sales-based royalties related to the exclusive license to develop RX-3117 will be recognized in the period the underlying sales transaction occurs.
The $1,650,000 upfront payment has been allocated to the performance obligations on the basis of the relative standalone selling price estimated for each performance obligation. The Company has determined the standalone selling price of the exclusive license to develop RX-3117 using the adjusted market approach, which represents the price the market will bear based on the license rights granted and the state of the intellectual property, and has determined the standalone selling price of the supply of the Transferred Materials using a cost approach. Accordingly, the Company has allocated $750,000 of the upfront transaction price to the exclusive license to develop RX-3117 and $900,000 to the supply of the Transferred Materials. Additional transaction price recognized in future periods related to milestone payments and royalties will be allocated solely to the exclusive license to develop RX-3117, as these amounts relate to efforts associated with the development and commercialization of products related to the exclusive license to develop RX-3117.
As of June 30, 2020, $1,550,000 of the upfront payment had been paid, and the remaining $100,000 remained unpaid. As of June 30, 2020, the exclusive license had not been transferred and no revenue was recognized related to that performance obligation, however, the Company had satisfied the performance obligation related to the Transferred Materials during the three months ended March 31, 2020. Therefore, the Company recognized no revenue and $900,000 in revenue for the three and six months ended June 30, 2020, respectively. Therefore, the Company has recorded the additional $650,000 of transaction consideration received as of June 30, 2020 as deferred revenue on the Company’s balance sheet.
Zhejiang HaiChang Biotechnology Co., Ltd.
On February 8, 2020, the Company entered into the HaiChang License Agreement with HaiChang pursuant to which the Company granted HaiChang an exclusive (even as to the Company), royalty-bearing, sublicensable worldwide license to research, develop and commercialize pharmaceutical products comprising RX-0201 (subject to and limited by the exclusive rights of NEXT BT Co. Ltd (“Next BT”) with respect to RX-0201 in Asia), the nano-liposomal formulation of RX-0201 known as RX-0301, and RX-0047, a proprietary compound currently in preclinical development. HaiChang has agreed to use commercially reasonable efforts to develop, seek regulatory approval for, and commercialize one product comprising RX-0301 and one product comprising RX-0047.
HaiChang paid a one-time upfront payment of $250,000 to the Company for certain materials to be transferred by the Company to HaiChang. HaiChang will pay the Company development milestone payments in an aggregate of up to $63,000,000 with respect to RX-0201 and RX-0301 and up to $33,000,000 with respect to RX-0047, and royalties based on percentages of net sales in the low tens with respect to RX-0201 and RX-0301 and the mid-single digits with respect to RX-0047. However, if HaiChang exclusively sublicenses its rights to a third party with respect to RX-0201 and RX-0301 or RX-0047 in a particular jurisdiction, instead of the foregoing milestones and royalties to the extent relating to such compound(s) and jurisdiction, HaiChang will pay the Company a percentage of any sublicensing revenue received by HaiChang, provided that in any event HaiChang will pay a milestone payment on initiation of a Phase 3 clinical trial that is subject to reduction by the amount of any sublicensing revenue paid with respect to the applicable compound(s) as of the time of initiation of the trial.
The Company accounts for the HaiChang License Agreement under ASC 606. The Company has determined the performance obligations under the contract relate to the transfer of materials and the license of intellectual property. Revenue associated with the materials and license is recognized at a point in time. The Company has determined the transaction price contains both fixed and variable consideration. The fixed consideration is equal to the upfront payment of $250,000. At the outset of the contract, the Company determined the value of the license to be de minimis given the early stage of clinical development of the intellectual property, and allocated the entire fixed consideration to the materials. The Company transferred

REXAHN PHARMACEUTICALS, INC.
Notes to Condensed Financial Statements
(Unaudited)
the materials during the three months ended March 31, 2020 and therefore recognized $0 and $250,000 in revenue during the three and six months ended June 30, 2020, respectively. The variable consideration relates to the milestone payments, sublicense fees and future sales-based royalty payments. The Company estimates variable consideration under the contract using the expected value method. Given the early stage and the uncertain success of the development work to be performed by HaiChang, the Company has determined that the variable consideration in the contract should be fully constrained at the contract outset and as of June 30, 2020.
7.	Leases
The Company leases 5,466 square feet of office space in Rockville, Maryland, with a lease term ending June 30, 2024. Under the lease agreement, the Company pays its allocable portion of real estate taxes and common area operating charges, which are recorded as variable lease costs. The lease has escalating rent payments for which the Company records lease expense on a straight-line basis over the lease term, and an option to terminate the leased premises, without penalty, on June 30, 2021. The Company is reasonably certain that it will not remain in these leased premises after the optional termination date, and therefore, is using the optional termination date in assessing the lease term.
The components of lease expense were as follows:
	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2020	2019	2020	2019
Operating lease cost	$36,770	$47,129	$73,541	$127,407
Variable lease cost	6,110	6,659	11,803	22,672
Total Lease Cost	$42,880	$53,788	$85,344	$150,079
The right-of-use asset and lease liability were calculated using an estimated incremental borrowing rate of 11%. At June 30, 2020, the weighted average lease term was 1.0 years.
The table below summarizes the Company’s scheduled future minimum lease payments recorded on the balance sheet, as of June 30, 2020:
Year Ending December 31:
2020 (excluding the six months ended June 30, 2020)	$78,437
2021	65,364
Minimum lease payments	143,801
Less: Imputed interest	(7,604)
Present value of minimum lease payments	$136,197
8.	Net Loss per Common Share
Basic loss per common share is computed by dividing net loss by the weighted average number of shares of common stock outstanding for the period. Diluted loss per common share is computed by dividing net loss by the weighted average number of shares of common stock outstanding, plus the number of common share equivalents that would be dilutive. As of June 30, 2020 and December 31, 2019, there were stock options and warrants to acquire, in the aggregate, 2,067,713 and 2,126,063 shares of the Company’s common stock, respectively, that are potentially dilutive. However, diluted loss per share is the same as basic loss per share for all periods presented because the inclusion of common share equivalents would be anti-dilutive.
9.	Stock-Based Compensation
As of June 30, 2020, the Company had 146,224 options to purchase common stock outstanding.

REXAHN PHARMACEUTICALS, INC.
Notes to Condensed Financial Statements
(Unaudited)
In June 2013, the Company’s shareholders voted to approve the Rexahn Pharmaceuticals, Inc. 2013 Stock Option Plan (the “2013 Plan”). Under the 2013 Plan, the Company grants equity awards to key employees, directors and consultants of the Company. The Company has reserved 283,333 shares of common stock for issuance pursuant to the 2013 Plan. As of June 30, 2020, there were 142,066 options outstanding under the 2013 Plan, and 139,236 shares were available for issuance. In addition, as of June 30, 2020, there were 4,158 options outstanding under a previously established stock option plan under which no new stock options may be granted.
Accounting for Awards
Stock-based compensation expense is the estimated fair value of options granted amortized on a straight-line basis over the requisite vesting service period for the entire portion of the award. Total stock-based compensation recognized by the Company for the three and six months ended June 30, 2020 and 2019 is as follows:
	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2020	2019	2020	2019
Statement of operations line item:
General and administrative	$66,351	$119,719	$138,771	$236,398
Research and development	2,718	7,934	6,600	52,255
Total	$69,069	$127,653	$145,371	$288,653
No income tax benefit has been recognized in the statement of operations for stock-based compensation arrangements as the Company has provided for a 100% valuation allowance on its deferred tax assets.
Summary of Stock Option Transactions
A summary of stock option activity for the six months ended June 30, 2020 is as follows:
	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding, January 1, 2020	204,574	$35.60	7.3 years	$ —
Granted	—	$—
Exercised	—	$—
Expired	(2,996)	$156.41
Cancelled	(55,354)	$59.54
Outstanding, June 30, 2020	146,224	$24.06	7.6 years	$—
Exercisable, June 30, 2020	98,834	$28.65	7.3 years	$—
A summary of the Company’s unvested options as of June 30, 2020 and changes during the six months ended June 30, 2020 is presented below:
	2020
	Number of Options	Weighted Average Fair Value at Grant Date
Unvested at January 1, 2020	81,311	$7.90
Granted	—	$—
Vested	(33,127)	$5.53
Cancelled	(794)	$9.12
Unvested at June 30, 2020	47,390	$9.55

REXAHN PHARMACEUTICALS, INC.
Notes to Condensed Financial Statements
(Unaudited)
As of June 30, 2020, there was $425,525 of total unrecognized compensation cost related to unvested stock options, which is expected to be recognized over a weighted average vesting period of 2.0 years.
10.	Warrants
The following table summarizes the Company’s outstanding warrants to purchase common stock as of June 30, 2020 and December 31, 2019:
	Number of Warrants:
Warrant Issuance	June 30, 2020	December 31, 2019	Exercise Price	Expiration Date
Liability-classified Warrants
November 2015 Investors	104,168	104,168	$63.60	May 2021
November 2015 Placement Agent	279	279	$63.60	Nov. 2020
March 2016 Investors	50,651	50,651	$50.40	Sept. 2021
September 2016 Investors	67,084	67,084	$36.00	Mar. 2022
June 2017 Investors	126,264	126,264	$48.00	Dec. 2022
June 2017 Placement Agent	15,153	15,153	$49.50	June 2022
October 2017 Investors	136,058	136,058	$34.20	Apr. 2023
October 2017 Placement Agent	16,327	16,327	$36.72	Oct. 2022
Total liability classified warrants	515,984	515,984

Equity-classified Warrants
October 2018 Investors	480,771	480,771	$20.04	Apr. 2024
October 2018 Placement Agent	28,848	28,848	$19.50	Oct. 2023
January 2019 Investors	895,886	895,886	$9.60	Jan. 2024
Total equity-classified warrants	1,405,505	1,405,505
Total outstanding warrants	1,921,489	1,921,489
The following table summarizes the Company’s warrant activity for the six months ended June 30, 2020:
	Number of Warrants
	Liability- classified	Equity- classified	Total	Weighted average exercise price
Balance, January 1, 2020	515,984	1,405,505	1,921,489	$22.10
Issued during the period	—	—	—	$—
Exercised during the period	—	—	—	$—
Expired during the period	—	—	—	$—
Balance, June 30, 2020	515,984	1,405,505	1,921,489	$22.10
At June 30, 2020, the weighted average remaining contractual life of the outstanding warrants was 3.2 years.

REXAHN PHARMACEUTICALS, INC.
Notes to Condensed Financial Statements
(Unaudited)
The following table summarizes the fair value of the liability-classified warrants as of the respective balance sheet dates:
	Fair Value as of:
	June 30, 2020	December 31, 2019
Warrant Issuance:
November 2015 Investors	$3,286	$55
November 2015 Placement Agent	—	—
March 2016 Investor	6,362	439
September 2016 Investors	28,765	3,196
June 2017 Investors	83,463	11,736
June 2017 Placement Agent	6,348	845
October 2017 Investors	129,299	23,772
October 2017 Placement Agent	11,288	1,674
Total:	$268,811	$41,717
The assumptions used in calculating the fair values of the liability-classified warrants are as follows:
	June 30, 2020	December 31, 2019
Trading market prices	$2.84	$1.91
Fundamental transaction volatility	134%	102%
Dividend	—	—
Fundamental transaction risk-free rate	0.17-0.21%	1.57-1.72%
Equivalent volatility	92-103%	85-94%
Equivalent risk-free rate	0.16%	1.57-1.59%
Fundamental transaction likelihood	90%	50%
Fundamental transaction timing	September 2020	April 2020
As discussed in Note 2, on June 17, 2020, the Company entered into the Original Merger Agreement, which meets the definition of a fundamental transaction as defined by the warrant agreements. Therefore, the Company adjusted the likelihood and timing of its fundamental transaction assumptions when calculating the fair values of the liability-classified warrants as of June 30, 2020.
Changes in the fair value of the warrant liabilities, carried at fair value, reported as “unrealized (loss) gain on fair value of warrants” in the statement of operations:
	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2020	2019	2020	2019
November 2015 Investors	$(2,315)	$27,069	$(3,231)	$224,153
November 2015 Placement Agent	—	55	—	435
March 2016 Investors	(5,122)	32,874	(5,923)	147,673
September 2016 Investors	(14,126)	72,213	(25,569)	290,082
June 2017 Investors	(53,099)	129,559	(71,727)	517,950
June 2017 Placement Agent	(3,774)	14,553	(5,503)	56,464
October 2017 Investors	(83,121)	135,125	(105,527)	631,626
October 2017 Placement Agent	(7,145)	16,035	(9,614)	72,471
Total:	$(168,702)	$427,483	$(227,094)	$1,940,854

REXAHN PHARMACEUTICALS, INC.
Notes to Condensed Financial Statements
(Unaudited)
11.	Income Taxes
No provision for federal and state income taxes was required for the three and six months ended June 30, 2020 and 2019 due to the Company’s operating losses and increased deferred tax asset valuation allowance. At June 30, 2020 and December 31, 2019, the Company had unused net operating loss carry-forwards of approximately $160,154,000 and $156,586,000 respectively, portions of which expire at various dates beginning in 2021. Some of the Company’s unused net operating loss carryforwards may be subject to annual limitations under certain provisions of the Internal Revenue Code related to “changes in ownership.”
As of June 30, 2020 and December 31, 2019, the deferred tax assets related to the aforementioned carry-forwards have been fully offset by valuation allowances, because significant utilization of such amounts is not presently expected in the foreseeable future.
Deferred tax assets and valuation allowances consist of:
	June 30, 2020	December 31, 2019
Net Operating Loss Carryforwards	$44,843,000	$43,844,000
Stock Compensation Expense	540,000	1,191,000
Book Tax Differences on Assets and Liabilities	227,000	464,000
Valuation Allowance	(45,610,000)	(45,499,000)
Net Deferred Tax Assets	$—	$—
The Company files income tax returns in the U.S. federal and Maryland state jurisdictions. Tax years for fiscal 2016 through 2019 are open and potentially subject to examination by the federal and Maryland state taxing authorities.
12.	Commitments and Contingencies
a)
The Company has contracted with various vendors for services, with terms that require payments over the terms of the agreements, usually ranging from two to 36 months. The costs to be incurred are estimated and are subject to revision. As of June 30, 2020, the total estimated cost to complete these agreements was approximately $210,000. All of these agreements may be terminated by either party upon appropriate notice as stipulated in the respective agreements.

b)
On June 22, 2009, the Company entered into a License Agreement with Korea Research Institute of Chemical Technology (“KRICT”) to acquire the rights to all intellectual property related to quinoxaline-piperazine derivatives that were synthesized under a Joint Research Agreement. The agreement with KRICT calls for a one-time milestone payment of $1,000,000 within 30 days after the first achievement of marketing approval of the first commercial product arising out of or in connection with the use of KRICT’s intellectual property. As of June 30, 2020, the milestone has not occurred.

c)
The Company has established a 401(k) plan for its employees. The Company has elected to match 100% of the first 3% of an employee’s compensation plus 50% of an additional 2% of the employee’s deferral. Expense related to this matching contribution aggregated to $9,785 and $18,506 for the three months ended June 30, 2020 and 2019, respectively, and $21,014 and $46,385 for the six months ended June 30, 2020 and 2019, respectively.

d)
On February 5, 2018, the Company and Next BT terminated a research collaboration agreement between the Company and Rexgene Biotech Co., Ltd, a predecessor in interest to Next BT. The Company agreed to pay Next BT a royalty in the low single digits of any net sales of RX-0201 the Company makes in Asia and 50% of the Company’s licensing revenue related to licensing of RX-0201 in Asia, up to an aggregate of $5,000,000. On June 18, 2018, the Company reinstated the exclusive license to RX-0201 in Asia, which had no effect on the potential royalty payments granted to Next BT in February 2018. As of June 30, 2020, the Company has not made any royalty payments to Next BT.

REXAHN PHARMACEUTICALS, INC.
Notes to Condensed Financial Statements
(Unaudited)
13.	Fair Value Measurements
ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, not adjusted for transaction costs. ASC 820 also establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels giving the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).
The three levels are described below:
Level 1 Inputs —	Unadjusted quoted prices in active markets for identical assets or liabilities that are accessible by the Company;
Level 2 Inputs —	Quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly;
Level 3 Inputs —	Unobservable inputs for the asset or liability including significant assumptions of the Company and other market participants.
The following tables present assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy.
Fair Value Measurements at June 30, 2020
	Total	Level 1	Level 2	Level 3
Liabilities:
Warrant Liabilities	$268,811	$—	$—	$268,811
Fair Value Measurements at December 31, 2019
	Total	Level 1	Level 2	Level 3
Assets:
Commercial Paper	$1,997,400	$—	$1,997,400	$—
Corporate Bonds	999,820	—	999,820	—
Total Assets:	$2,997,220	$—	$2,997,220	$—

Liabilities:
Warrant Liabilities	$41,717	$—	$—	$41,717
There have been no changes in the methodologies used at June 30, 2020 and December 31, 2019, and no transfers between Level 1, 2 and 3 during the six months ended June 30, 2020.
The reconciliation of changes to the fair value of the Company’s warrant liabilities for the six months ended June 30, 2020 is as follows:
Warrant Liabilities
Balance at January 1, 2020	$41,717
Unrealized losses, net	227,094
Balance at June 30, 2020	$268,811

REXAHN PHARMACEUTICALS, INC.
Notes to Condensed Financial Statements
(Unaudited)
14.	Subsequent Events
Warrant Exchange Agreement
On July 31, 2020, the Company entered into a Warrant Exchange Agreement with Armistice Capital Master Fund Ltd. (“Armistice”) pursuant to which, on August 3, 2020, the Company issued to Armistice an aggregate of 215,000 shares of common stock of the Company in exchange for the surrender and cancellation of 160,257 and 208,334 of the October 2018 and January 2019 Investor Warrants held by Armistice, respectively.
Legal Proceedings
On July 31, 2020, a putative stockholder class action was filed in the Court of Chancery of the State of Delaware styled Stahlman v. Rexahn Pharmaceuticals, Inc., et al., Case No. 2020-0639. Additionally, on August 3, 2020, a putative stockholder class action was filed in the United States District Court for the District of Delaware styled Thompson v. Rexahn Pharmaceuticals, Inc., et al., Case No. 1:20-cv-01036-UNA (D. Del). On August 7, 2020, a putative stockholder class action was filed in the United States District Court for the Southern District of New York styled Manes v. Rexahn Pharmaceuticals, Inc., et al., Case No. 1:20-cv-06227 (S.D.N.Y.) (together with the Stahlman and Thompson actions, the “Stockholder Actions”). The Stockholder Actions assert claims against the Company and members of the Company’s board of directors (the “Individual Defendants”).
The Stahlman and Manes complaints allege that the Individual Defendants breached their fiduciary duties owed to the Company’s stockholders. The Thompson and Manes complaints allege that the Company and the Individual Defendants violated Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14a-9 promulgated thereunder, by failing to disclose in the Registration Statement on Form S-4 that the Company filed with the SEC on July 6, 2020 (File No. 333-239702) (the “Registration Statement”) certain information regarding, among other things, financial projections for the Company and Ocuphire, the valuation analyses performed by the Company’s financial advisor, Oppenheimer & Co., Inc., in support of its fairness opinion and the process leading to the execution of the Merger Agreement. The Thompson and Manes complaints also allege that the Individual Defendants violated Section 20(a) of the Exchange Act, as control persons who had the ability to prevent the Proxy Statement from being false and misleading. The Stockholder Actions seek, among other things, an injunction preventing consummation of the Merger, an award of damages, and an award of costs and expenses, including attorneys’ fees.
Additionally, on August 6, 2020, another party sent a letter to the Company’s counsel demanding that the Company and the Individual Defendants amend the Registration Statement to provide additional disclosures that the party alleges were improperly omitted from the Registration Statement in violation of Sections 14(a) and 20(a) of the Exchange Act, including certain information regarding financial data and the background and process leading to the execution of the Merger Agreement (the “Demand Letter”).
The Company intends to defend against the Stockholder Actions and the Demand Letter, however it is reasonably possible that a loss may be incurred. At this time, the Company is unable to estimate the potential loss or range of losses.

Financial Statements
Ocuphire Pharma, Inc.
(Formerly Known as Ocularis Pharma, LLC)
Years ended December 31, 2019 and 2018
With Report of Independent Registered Public Accounting Firm

Ocuphire Pharma, Inc.
(Formerly Known as Ocularis Pharma, LLC)
Financial Statements
Year ended December 31, 2019 and 2018
Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders
Ocuphire Pharma, Inc.
Opinion on the Financial Statements
We have audited the accompanying balance sheets of Ocuphire Pharma, Inc. (the Company) as of December 31, 2018 and 2019, the related statements of comprehensive loss, changes in stockholders’ and members’ deficit and cash flows for each of the two years in the period ended December 31, 2019, and the related notes. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018 and 2019, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.
The Company's Ability to Continue as a Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations, has negative cash flow from operations, and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management's evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Ernst & Young LLP
We have served as the Company’s auditor since 2018.
Detroit, MI
July 1, 2020

Ocuphire Pharma, Inc.
(Formerly Known as Ocularis Pharma, LLC)
Balance Sheets
	As of December 31,
	2019	2018
Assets
Current assets:
Cash	$1,536,917	$451,342
Prepaids and other assets	149,022	13,750
Deferred costs	76,165	67,981
Total current assets	1,762,104	533,073
Property and equipment, net	22,175	—
Total assets	$1,784,279	$533,073

Liabilities and stockholders’ deficit
Current liabilities:
Accounts payable	$341,634	$490,382
Accrued expenses	621,671	98,219
Convertible notes	4,977,074	987,332
Convertible notes from related parties	689,756	351,102
Premium conversion derivatives	2,713,668	304,712
Total current liabilities	9,343,803	2,231,747
Total liabilities	9,343,803	2,231,747

Commitments and contingencies

Stockholders’ deficit
Preferred stock, par value $0.0001; 625,000 shares authorized as of December 31, 2019 and 2018; no shares issued and outstanding at December 31, 2019 and 2018.	—	—
Common stock, par value $0.0001; 5,000,000 and 3,375,000 shares authorized as of December 31, 2019 and 2018, respectively: 2,700,000 shares issued and outstanding at December 31, 2019 and 2018.	270	270
Additional paid-in-capital	494,909	186,799
Accumulated deficit	(8,054,703)	(1,885,743)
Total stockholders’ deficit	(7,559,524)	(1,698,674)
Total liabilities and stockholders’ deficit	$1,784,279	$533,073
See accompanying notes.

Ocuphire Pharma, Inc.
Formerly Known as Ocularis Pharma, LLC)
Statements of Comprehensive Loss
	For the Year Ended December 31,
	2019	2018
Operating expenses:
General and administrative	$1,820,477	$743,279
Research and development	2,372,502	555,951
Total operating expenses	4,192,979	1,299,230
Loss from operations	(4,192,979)	(1,299,230)
Interest expense	(1,409,096)	(196,506)
Fair value change of premium conversion derivative	(499,414)	(21,238)
Other expense, net	(67,471)	(109,897)
Loss before income taxes	(6,168,960)	(1,626,871)
Benefit (provision) for income taxes	—	—
Net loss	(6,168,960)	(1,626,871)
Other comprehensive loss, net of tax	—	—
Comprehensive loss	$(6,168,960)	$(1,626,871)
Net loss per share:
Basic and diluted (Note 9)	$(2.29)	$(0.68)
Number of shares used in per share calculations:
Basic and diluted	2,692,793	2,388,941
See accompanying notes.

Ocuphire Pharma, Inc.
(Formerly Known as Ocularis Pharma, LLC)
Statements of Changes in Stockholders’ and Members’ Deficit
	Members’	Common Stock		Additional Paid–In Capital	Accumulated Deficit	Total Deficit
	Deficit	Shares	Amount
Balance at December 31, 2017	$(254,461)	—	$—	$—	$—	$(254,461)
Distribution to related party	(4,411)	—	—	—	—	(4,411)
Net and comprehensive loss	(56,103)	—	—	—	—	(56,103)
Effect of merger	314,975	1,700,003	170	(170)	(314,975)	—
Issuance of restricted stock awards	—	999,997	100	9,650	—	9,750
Share–based compensation	—	—	—	177,319	—	177,319
Net and comprehensive loss	—	—	—	—	(1,570,768)	(1,570,768)
Balance at December 31, 2018	—	2,700,000	270	186,799	(1,885,743)	(1,698,674)
Share–based compensation	—	—	—	308,110	—	308,110
Net and comprehensive loss	—	—	—	—	(6,168,960)	(6,168,960)
Balance at December 31, 2019	$—	2,700,000	$270	$494,909	$(8,054,703)	$(7,559,524)
See accompanying notes.

Ocuphire Pharma, Inc.
(Formerly Known as Ocularis Pharma, LLC)
Statements of Cash Flows
	For the Year Ended December 31,
	2019	2018
Operating activities
Net loss	$(6,168,960)	$(1,626,871)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation	308,110	177,319
Depreciation	2,762	—
Non-cash interest on promissory notes – related party	—	6,345
Non-cash interest on convertible notes	252,225	39,005
Non-cash interest on convertible notes – related party	41,594	17,126
Non-cash discount amortization on convertible notes	1,014,309	94,526
Non-cash discount amortization on convertible notes – related party	100,968	39,504
Fair value change in premium conversion derivatives	499,414	21,238
Change in assets and liabilities:
Prepaid expenses and other assets	57,710	(10,627)
Accounts payable	(168,098)	380,753
Accrued and other liabilities	466,636	96,315
Net cash used in operating activities	(3,593,330)	(765,367)
Investing activities
Purchases of property and equipment	(24,937)	—
Net cash used in investing activities	(24,937)	—
Financing activities
Proceeds from issuance of promissory notes – related party	—	31,060
Proceeds from issuance of convertible notes	4,382,500	1,050,000
Proceeds from issuance of convertible notes – related party	323,040	150,000
Issuance costs attributed to convertible notes	(1,698)	(12,712)
Deferred costs	—	(7,281)
Distribution to related party	—	(4,411)
Issuance of restricted stock awards	—	9,750
Net cash provided by financing activities	4,703,842	1,216,406
Net increase in cash and cash equivalents	1,085,575	451,039
Cash and cash equivalents at beginning of period	451,342	303
Cash and cash equivalents at end of period	$1,536,917	$451,342
Supplemental disclosure of cash flow information:
Cash paid for income taxes	$—	$—
Cash paid for interest	$—	$—
Supplemental non-cash financing transactions:
Non-cash conversion of promissory notes to convertible notes	$—	$244,460
Non-cash conversion of advances to promissory notes	$—	$25,042
Bifurcation and modification of premium conversion derivative related to convertible notes	$1,909,542	$283,474
Unpaid deferred offering costs	$76,165	$60,700
Proceeds receivable from convertible note issuance	$125,000	$—
See accompanying notes.

Ocuphire Pharma, Inc.
(Formerly Known as Ocularis Pharma, LLC)
Notes to financial statements
1. Company Description and Summary of Significant Accounting Policies
Nature of Business
Ocularis Pharma, LLC (the LLC) was formed in January 2010 as a limited liability company in the state of Delaware as part of a reorganization of a predecessor entity, Ocularis Pharma, Inc., an Illinois Subchapter S corporation (the S-Corp). As part of that reorganization, the S-Corp predecessor entity contributed substantially all of its net assets in exchange for membership units in the LLC. Immediately following that transaction, the S-Corp predecessor’s lenders exchanged any debt and associated accrued interest in exchange for membership units in the LLC. The S-Corp had limited operations subsequent to the January 2010 reorganization consisting largely of administrative matters associated with its corporate registration and licensing.
Ocuphire Pharma, Inc. (Ocuphire) was incorporated as a C corporation in the state of Delaware on February 21, 2018. On April 9, 2018, each of the LLC and the S-Corp entered into merger agreements (together, the Merger) with Ocuphire whereby the LLC and the S-Corp were merged with and into Ocuphire effective April 10, 2018, with Ocuphire as the surviving entity (collectively, the Company). All outstanding membership interests of the LLC and all outstanding shares of capital stock of the S-Corp were exchanged for shares of Ocuphire common stock. One of the purposes of the merger was to convert the LLC to a C-corporation. All financial results presented prior to April 10, 2018 are from the operations of the LLC. The S-Corp did not have an integrated set of activities that contained the required complement of inputs, processes and outputs to be considered a business. As such, the S-Corp with regard to the Merger was accounted for as an asset acquisition as prescribed under Accounting Standards Codification (ASC) 805 – Business Combinations. The S-Corp was deemed to have nominal value on the date of the Merger. Lastly, the Merger was between entities under common control. As a result, the net assets assumed were at carrying value and therefore no gain (loss) was recognized upon completion of the Merger.
The Company’s headquarters is located in Farmington Hills, Michigan. The Company is a clinical-stage ophthalmic biopharmaceutical company focused on developing and commercializing therapies for the treatment of several eye disorders. The Company’s pipeline currently includes two small molecule product candidates targeting front and back of the eye indications. The Company’s lead product candidate, Nyxol® Eye Drops (Nyxol), is a once-daily eye drop formulation of phentolamine mesylate designed to reduce pupil diameter and improve visual acuity. Nyxol has been studied across three Phase 1 and four Phase 2 trials totaling over 230 patients and has demonstrated promising clinical data for use in multiple ophthalmic indications. The Company plans to initiate a Phase 3 trial for the treatment of NVD, a Phase 3 trial for pharmacologically-induced mydriasis, and a Phase 2 trial in combination with low dose pilocarpine for presbyopia, in the second half of 2020. The Company’s second product candidate, APX3330, is a twice-a-day oral tablet, designed to target multiple pathways relevant to retinal and choroidal vascular diseases, such as diabetic retinopathy (DR) and diabetic macular edema (DME). Prior to the Company’s in-licensing of the product candidate, APX3330 had been studied by third parties in six Phase 1 and five Phase 2 trials totaling over 440 patients, for inflammatory and oncology indications, and had demonstrated promising evidence of tolerability, pharmacokinetics, durability and target engagement. The Company plans to initiate a Phase 2 trial for APX3330 in the second half of 2020 for the treatment of moderately severe non-proliferative DR (NPDR) and mild proliferative DR (PDR), as well as patients with DME without loss of central vision. The Company has also in-licensed additional second generation product candidates, analogs of APX3330, including APX2009 and APX2014. As part of its strategy, Ocuphire will continue to explore opportunities to acquire additional ophthalmic assets and to seek strategic partners for late stage development, regulatory preparation and commercialization of drugs in key global markets.
The Company has sustained operating losses since inception and expects such losses to continue over the next several years. Management plans to continue financing the operations through additional issuances of the Company’s equity and debt securities. If adequate funds are not available, the Company may be required to delay, reduce the scope of, or eliminate part or all of its research and development programs.

Ocuphire Pharma, Inc.
(Formerly Known as Ocularis Pharma, LLC)
Notes to financial statements(continued)
Basis of Presentation
The accompanying financial statements have been prepared in accordance with accounting standards generally accepted in the United States of America. Certain prior period balances have been reclassified to conform to the current period presentation. Specifically, the Company reclassified proceeds from financing activities in the accompanying statements of cash flows to identify the portion attributed to related parties. In addition, the Company reclassified the fair value change in the premium conversion derivatives from interest expense to its own separate line item in the accompanying statements of comprehensive loss.
Going Concern
The Company’s ability to continue operating as a going concern is contingent upon, among other things, its ability to secure additional financing and to achieve and maintain profitable operations. The Company plans to issue additional convertible debt and equity instruments to finance operating and working capital requirements. While the Company expects to obtain the additional financing that is needed, there is no assurance that the Company will be successful in obtaining the necessary funding for future operations. These factors raise substantial doubt as to the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.
Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Segment Information
Operating segments are components of an enterprise for which separate financial information is available and is evaluated regularly by the Company’s chief operating decision maker in deciding how to allocate resources and assessing performance. The Company’s chief operating decision maker is its Chief Executive Officer. The Company’s Chief Executive Officer views the Company’s operations and manages its business in one operating segment, which is the business of development and commercialization of products related to vision performance and health. Accordingly, the Company has a single reporting segment.
Cash and Cash Equivalents
The Company considers all highly liquid investments with an original maturity of 90 days or less at the time of deposit to be cash equivalents.
General and Administrative Expenses
General and administrative expenses (G&A) consist primarily of personnel-related costs, including salaries and stock-based compensation costs, for personnel in functions not directly associated with research and administrative activities. Other significant costs include legal fees relating to intellectual property and corporate matters and professional fees for accounting and tax services, and other services provided by business consultants.
Research and Development
Research and development expenses (R&D) consist of costs incurred in performing research and development activities, including compensation for research and development employees and consultants, costs associated with preclinical studies and clinical trials, regulatory activities, manufacturing activities to support clinical activities, license fees, nonlegal patent costs, fees paid to external service providers that conduct certain research and development, and an allocation of overhead expenses.

Ocuphire Pharma, Inc.
(Formerly Known as Ocularis Pharma, LLC)
Notes to financial statements(continued)
Other Expense
Other expense includes non-operating transaction costs, including legal and advisory fees, related principally to potential asset acquisitions. Those expenses, when incurred, are included in other expense in the accompanying statements of comprehensive loss.
Share-Based Compensation
The Company accounts for share-based compensation in accordance with the provisions of ASC 718, Compensation — Stock Compensation (ASC 718). Accordingly, compensation costs related to equity instruments granted are recognized at the grant-date fair value. The Company records forfeitures when they occur. Share-based compensation arrangements to non-employees are accounted for in accordance with the applicable provisions of ASC 718 and ASC 505, Equity, using a fair value approach.
Common Stock Valuation
Due to the absence of an active market for the Company’s common stock, the Company utilized methodologies in accordance with the framework of the American Institute of Certified Public Accountants’ Technical Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation, to estimate the fair value of its common stock. The valuation methodology includes estimates and assumptions that require the Company’s judgment. These estimates and assumptions include a number of objective and subjective factors, including external market conditions affecting the biotechnology industry sector, and the likelihood of achieving a liquidity event, such as an initial public offering (IPO), reverse merger or sale. Significant changes to the key assumptions used in the valuations could result in different fair values of common stock at each valuation date.
Premium Conversion Derivatives
The Company evaluates all conversion and redemption features contained in a debt instrument to determine if there are any embedded derivatives that require separation from the host debt instrument. An embedded derivative that requires separation is bifurcated from its host debt instrument and a corresponding discount to the host debt instrument is recorded. The discount is amortized and recorded to interest expense over the term of the host debt instrument using the straight-line method which approximates the effective interest method. The separated embedded derivative is accounted for separately on a fair market value basis. The Company records the fair value changes of a separated embedded derivative at each reporting period loss in the fair value change in premium conversion derivative and warrant liability line item in accompanying statements of comprehensive loss. The Company determined that the redemption features under the convertible notes qualified as embedded derivatives and were separated from their debt hosts.
Fair Value Measurements
The Company follows accounting guidance that emphasizes that fair value is a market-based measurement, not an entity-specific measurement. Fair value is defined as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” Fair value measurements are defined on a three-level hierarchy:
•	Level 1 inputs: Unadjusted quoted prices for identical assets or liabilities in active markets;
•
Level 2 inputs: Quoted prices for similar assets and liabilities in active markets, quoted prices in markets that are not active, or inputs which are observable, whether directly or indirectly, for substantially the full term of the asset or liability; and

•
Level 3 inputs: Unobservable inputs that reflect the Company’s own assumptions about the assumptions market participants would use in pricing the asset or liability in which there is little, if any, market activity for the asset or liability at the measurement date.

Ocuphire Pharma, Inc.
(Formerly Known as Ocularis Pharma, LLC)
Notes to financial statements(continued)
As of December 31, 2019 and 2018, the fair values of cash, prepaid and other assets, deferred costs, accounts payable and accrued expenses approximated their carrying values because of the short-term nature of these assets or liabilities. The estimated fair value of the Company’s convertible notes were based on amortized cost which was deemed to approximate fair value. The fair value of the premium conversion derivatives was based on cash flow models discounted at current implied market rates evidenced in recent arms-length transactions representing expected returns by market participants for similar instruments and are based on Level 3 inputs.
There were no transfers between fair value hierarchy levels during the years ended December 31, 2019 and 2018. The fair value of financial instruments measured on a recurring basis is as follows:
	As of December 31, 2019
Description	Total	Level 1	Level 2	Level 3
Liabilities:
Premium conversion derivatives	$2,713,668	$ —	$ —	$2,713,668
Total liabilities at fair value	$2,713,668	$—	$—	$2,713,668
	As of December 31, 2018
Description	Total	Level 1	Level 2	Level 3
Liabilities:
Premium conversion derivatives	$304,712	$ —	$ —	$304,712
Total liabilities at fair value	$304,712	$—	$—	$304,712
The following table provides a roll-forward of the premium conversion derivatives measured at fair value on a recurring basis using unobservable level 3 inputs for the years ended December 31, 2019 and 2018:
	2019	2018
Premium conversion derivatives
Balance as of beginning of period	$304,712	$—
Value assigned to the underlying derivatives in connection with convertible notes	1,909,542	283,474
Change in fair value of premium conversion derivatives	499,414	21,238
Balance as of end of period	$2,713,668	$304,712
There were no financial instruments measured on a non-recurring basis for any of the periods presented.
Income Taxes
The Company utilizes the liability method of accounting for income taxes as required by Accounting Standards Codification (ASC) 740, Income Taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and the tax basis of assets and liabilities and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. Currently, there is no provision for income taxes, as the Company has incurred operating losses to date, and a full valuation allowance has been provided on the net deferred tax assets. The LLC was treated as a partnership for federal and state income tax purposes. Accordingly, no provision with regard to the LLC’s operations was made for income taxes for periods prior to the Merger.
Property and Equipment
Property and equipment is recorded at cost and reduced by accumulated depreciation. Depreciation expense is recognized over the estimated useful lives of the assets using the straight-line method. Equipment and furniture is depreciated over a five year estimated useful life. Tangible assets acquired for research and development activities which have alternative use are capitalized over the useful life of the acquired asset. Estimated useful

Ocuphire Pharma, Inc.
(Formerly Known as Ocularis Pharma, LLC)
Notes to financial statements(continued)
lives are periodically reviewed, and when appropriate, changes are made prospectively. When certain events or changes in operating conditions occur, asset lives may be adjusted and an impairment assessment may be performed on the recoverability of the carrying amounts. Maintenance and repairs are charged directly to expense as incurred.
Recent Accounting Pronouncements
Pronouncements adopted
In May 2014, the FASB issued Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers (Topic 606), which supersedes the revenue recognition requirements in FASB ASC 605. The new guidance primarily states that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. In January 2017 and September 2017, the FASB issued several amendments to ASU 2014-09, including updates stemming from SEC Accounting Staff Announcement in July 2017. The amendments and updates included clarification on accounting for principal versus agent considerations (i.e., reporting gross versus net), licenses of intellectual property and identification of performance obligations. These amendments and updates do not change the core principle of the standard but provide clarity and implementation guidance. The Company adopted this standard on January 1, 2019 and selected the modified retrospective transition method. The Company modified its accounting policies to reflect the requirements of this standard; however, the adoption did not affect the Company’s financial statements and related disclosures for the periods presented as the Company has yet to generate any revenues.
In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments — Overall: Recognition and Measurement of Financial Assets and Financial Liabilities. The guidance affects the accounting for equity investments, financial liabilities under the fair value option and the presentation and disclosure requirements of financial instruments. The guidance is effective in 2019 for private entities. The Company adopted this standard on January 1, 2019 and the standard did not have a material impact on the Company’s financial statements.
In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), and subsequently amended the guidance relating largely to transition considerations under the standard in January 2017, July 2018 and March 2019. The objective of this update is to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. This ASU is effective for fiscal years beginning after December 15, 2018 for public companies and is to be applied utilizing a modified retrospective approach. The Company adopted the standard on January 1, 2019, and applied the modified retrospective approach to each lease in existence at the adoption date to the extent a lease was subject to this guidance. The Company elected the package of practical expedients provided under the standard, and as such, the new standard did not have a material impact on the Company's statements of comprehensive loss or statements of cash flows for agreements in place as of December 31, 2019. As such, the Company did not restate comparative periods and did not recognize any cumulative adjustment to retained earnings on the date of the adoption.
In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. The objective of this ASU is to eliminate the diversity in practice related to the classification of restricted cash or restricted cash equivalents in the statement of cash flows. This ASU is effective for annual reporting periods beginning after December 15, 2018 for private entities, with early adoption permitted. The amendments in this update should be applied retrospectively to all periods presented. The Company adopted this standard on January 1, 2019 and the standard did not have a material impact on the Company’s financial statements.
In June 2018, the FASB issued ASU 2018-07, Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting (ASU 2018-07), which expands the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from nonemployees. An entity should generally apply the requirements of Topic 718 to nonemployee awards except in circumstances where there is specific guidance on inputs to an option pricing model and the attribution of cost. ASU 2018-07 specifies that Topic 718 applies to all share-based payment transactions in which a grantor acquires goods or services to be used or consumed in a grantor’s own operations by issuing share-based payment awards. The

Ocuphire Pharma, Inc.
(Formerly Known as Ocularis Pharma, LLC)
Notes to financial statements(continued)
guidance also clarifies that Topic 718 does not apply to share-based payments used to effectively provide (1) financing to the issuer or (2) awards granted in conjunction with selling goods or services to customers as part of a contract accounted for under ASC 606, Revenue from Contracts with Customers (ASC 606). This guidance is effective for annual reporting periods beginning after December 15, 2019, with early adoption permitted, but no earlier than an entity’s adoption date of ASC 606. The Company early adopted ASU 2018-07 effective January 1, 2019. The guidance did not have an impact to the Company’s financial statements.
Pronouncements not yet adopted
In July 2017, the FASB issued ASU No. 2017-11, Earnings Per Share, Distinguishing Liabilities from Equity and Derivatives and Hedging, which changes the accounting and earnings per share for certain instruments with down round features. The amendments in this ASU should be applied using a cumulative-effect adjustment as of the beginning of the fiscal year or retrospective adjustment to each period presented and is effective for annual periods beginning after December 15, 2019 for private companies, and interim periods within fiscal years beginning after December 15, 2020. The Company evaluated the requirements of this new guidance and has determined that the new guidance should have a minimal impact on the accompanying financial statements.
In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement (ASU 2018-13). The new guidance modifies the disclosure requirements in Topic 820 as follows:
•
Removals: the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy; the policy for timing of transfers between levels; and the valuation processes for Level 3 fair value measurements.

•
Modifications: for investments in certain entities that calculate net asset value, an entity is required to disclose the timing of liquidation of an investee’s assets and the date when restrictions from redemption might lapse only if the investee has communicated the timing to the entity or announced the timing publicly; and the amendments clarify that the measurement uncertainty disclosure is to communicate information about the uncertainty in measurement as of the reporting date.

•
Additions: the changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements held at the end of the reporting period; and the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements.

This guidance is effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should all be applied prospectively for only the most recent interim or annual period presented in the initial year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. Early adoption is permitted. An entity is permitted to early adopt any removed or modified disclosures upon issuance of ASU 2018-13 and delay adoption of the additional disclosures until their effective date. The Company is currently evaluating the impact of the new guidance on its financial statements.
2. Commitments and Contingencies
Facility Lease
In May 2019, the Company entered into a short term non-cancellable facility lease (the Lease) for its operations and headquarters for a seven month term beginning in June 2019. The monthly base rent is approximately $2,975. The rent expense associated with the Lease amounted to $19,709 during the year ended December 31, 2019, net of credit adjustments by lessor. The Lease was amended in October 2019 whereby the term was extended to December 31, 2020. Total expected rental payments under the Lease for the year ended December 31, 2020 is approximately $36,000.

Ocuphire Pharma, Inc.
(Formerly Known as Ocularis Pharma, LLC)
Notes to financial statements(continued)
Other
In the ordinary course of business, from time to time, the Company may be subject to a broad range of claims and legal proceedings that relate to contractual allegations, patent infringement and other claims. In addition, the Company from time to time may be potentially committed to reimburse third parties for costs incurred associated with business development related transactions upon the achievement of certain milestones. The Company establishes accruals when applicable for matters and commitments which it believes losses are probable and can be reasonably estimated. To date, no loss contingency for such matters and potential commitments have been recorded. Although it is not possible to predict with certainty the outcome of these matters or potential commitments, the Company is of the opinion that the ultimate resolution of these matters and potential commitments will not have a material adverse effect on its results of operations or financial position.
3. Supplemental Balance Sheet Information
Prepaid and Other Assets
Prepaid and other assets consist of the following:
	December 31,
	2019	2018
Prepaids	$18,755	$9,950
Proceeds receivable from convertible note financing	75,000	—
Proceeds receivable from convertible note financing – related party	50,000
Other	5,267	3,800
Total prepaids and other assets	$149,022	$13,750
Property and Equipment
Property and equipment held for use by category are presented in the following table:
	December 31,
	2019	2018
Equipment	$20,175	$ —
Furniture	4,762	—
Total property and equipment	24,937	—
Less accumulated depreciation	(2,762)	—
Property and equipment, net	$22,175	$—
Depreciation expense was $2,762 for the year ended December 31, 2019.
Accrued Liabilities
Accrued liabilities consist of the following:
	December 31,
	2019	2018
Payroll	$350,082	$77,902
Professional services	262,397	18,795
Other	9,192	1,522
Total	$621,671	$98,219
4. Members’ Deficit
Prior to the Merger on April 10, 2018, the LLC’s Operating Agreement dated January 8, 2010 (the Agreement) governed all functions of the LLC. The S-Corp held the majority member unit interest in the LLC at

Ocuphire Pharma, Inc.
(Formerly Known as Ocularis Pharma, LLC)
Notes to financial statements(continued)
approximately 57% as of the date of the Merger. Each membership unit had identical weight with regard to rights under the Agreement. There were three board members (the Board). The Board members were also directors or managers of the LLC. The LLC members delegated to the Board certain powers, rights, obligations to make decisions regarding investment of capital, authorization of capital calls, establishing the budget, financings, dispositions of assets and other business. The Board’s actions required a majority vote with that body. Board members were subject to removal upon the approval of members that in aggregate accounted for at least two-thirds of the membership unit interests.
The Agreement also stated that unless specifically authorized by the Board, no member was deemed to be an agent of the LLC or had the right, power, or authority to act for or bind the LLC unless the member was also a director or an officer of the LLC. In addition, members were not obligated to restore any negative capital balances resulting from accumulated losses, and members were also not required to make additional capital contribution beyond their initial investment in the LLC. Lastly, as called for under the Agreement, the LLC was dissolved upon the completion of the Merger in April 2018.
5. Convertible Notes
The Company entered into a series of convertible note financings (the Convertible Notes) with certain investors beginning on May 25, 2018. As part of the financings, the promissory notes payable that were outstanding as of May 25, 2018 were retired and exchanged for the Convertible Notes (see Note 6 – Related Party Transactions). The total issuance of Convertible Notes through December 31, 2019 amounted to $6,275,000 (see Note 6 – Related Party Transactions). The Convertible Notes were amended on January 22, 2019, November 20, 2019 and June 8, 2020. The amendments in January 2019 and November 2019 are described more fully below, and the amendment in June 2020 is described in Note 10 – Subsequent Events. The Convertible Notes accrue interest at a rate of 8% per annum, calculated on a 365-day year basis. Interest on principal accrued during the years ended December 31, 2019 and 2018 was $293,819 and $56,131, respectively.
The outstanding principal of, and accrued interest on the Convertible Notes are payable on demand at any time as of the first to occur of (i) September 30, 2020 or (ii) an event of default (each a Payoff Event). If, prior to a Payoff Event, the Company (i) completes an initial public offering (IPO), (ii) completes a change in control (CIC), (iii) completes a sale and issuance of its capital stock resulting in gross proceeds to the Company of at least $5 million (Qualified Financing), or (iv) completes a reverse merger transaction (Reverse Merger), each a Conversion Event, then the outstanding principal of, and accrued interest on the Convertible Notes will automatically convert upon the earliest of such events to occur as follows:
•
IPO: The Convertible Notes will automatically convert into that number of fully paid and non-assessable shares of the Company’s common stock equal to One Hundred and Seventy-Five Percent (175%) times the outstanding principal and accrued but unpaid interest (Note Value) divided by the per share price such shares are issued to purchasers of the Company’s equity securities in the IPO, rounded to the nearest whole share.

•
CIC: The Convertible Notes will automatically convert immediately prior to the effectiveness of such CIC into that number of fully paid and non-assessable shares of the Company’s common stock equal to Two Hundred Percent (200%) of the Note Value divided by the per share price of the Company’s common stock at which the Company’s common stock is valued in such CIC (after giving effect to such conversion). The Convertible Note holder shall be entitled to the same contractual rights and be bound by the same restrictions and obligations as the other stockholders of the Company in such CIC The terms related to a CIC outside of the conversion formula remain unchanged from those stated in the original Convertible Note agreement as described under – Original Terms, further below.

•
Qualified Financing: The Convertible Notes will automatically convert into that number of fully paid and non-assessable shares of the Company that are issued by the Company in the Qualified Financing, determined by dividing an amount equal to One Hundred and Seventy-Five Percent (175%) times the Note Value by the per share price such shares of the Company are issued to purchasers of the Company’s equity securities in the Qualified Financing, rounded to the nearest whole share. The Convertible Note holder shall be entitled to the same contractual rights and be bound by the same

Ocuphire Pharma, Inc.
(Formerly Known as Ocularis Pharma, LLC)
Notes to financial statements(continued)
restrictions and obligations as the other purchasers of shares in the Qualified Financing. A Qualified Financing is defined as a sale and issuance of capital stock of the Company (or its successor) in a single transaction or series of related transactions resulting in gross proceeds to the Company of not less than $5,000,000 (including new equity investment of at least $1,000,000 plus the sum of the outstanding principal amount of the Convertible Notes being so converted under this provision).
•
Reverse Merger: The Convertible Notes will shall automatically convert into that number of fully paid and non-assessable shares of the combined company whose shares are publicly traded in the United States or other jurisdiction following the completion of the Reverse Merger (the Reverse Merger Parent), determined by dividing an amount equal to One Hundred and Seventy-Five Percent (175%) times the Note Value divided by the per share price at which such shares are issued by the Reverse Merger Parent in such Reverse Merger, rounded to the nearest whole share. The Convertible Note holder shall be entitled to the same contractual rights and be bound by the same restrictions and obligations as the other stockholders of the Company in the Reverse Merger The terms related to a Reverse Merger outside of the conversion formula remain unchanged from those stated in the original Convertible Note agreement as described under – Original Terms, further below.

The Convertible Notes contain default provisions, and when triggered, the holders of the Convertible Notes may immediately accelerate payment of the Convertible Notes and the outstanding principal and interest becomes payable immediately. During a period of default, interest is assessed at a 12% per annum rate.
In the event that a Conversion Event does not occur before the September 30, 2020 demand date, the outstanding principal and accrued interest is payable in cash to the note holders if a good faith negotiation into shares of the Company’s capital stock is not successful. The Company is not permitted to prepay the Convertible Notes prior to a Payoff Event.
Redemption Features
The Company determined that the conversion provisions were redemption features that qualified as embedded derivatives under both the original terms and as amended on November 20, 2019. The embedded derivatives were collectively separated from their debt host upon the issuance of the Convertible Notes. The bifurcation of the embedded derivatives from the debt host resulted in a discount to the Convertible Notes in the amount of $1,480,819 and $283,474 during the years ended December 31, 2019 and 2018, respectively. The embedded derivatives were accounted for separately on a fair market value basis. The fair value of the derivatives was $2,713,668 and $304,712 at December 31, 2019 and 2018, respectively, and was included in the premium conversion derivatives line item on the accompanying balance sheets. The Company recorded the fair value changes of the premium conversion derivatives to the fair value change line item in the accompanying statements of comprehensive loss which amounted to $499,414 and $21,238 during the years ended December 31, 2019 and 2018, respectively.
The Company recorded a discount to the Convertible Notes related to issuance costs of $1,698 and $12,712 during the years ended December 31, 2019 and 2018, respectively.
The note discounts attributed to the redemption features and issuance costs are being amortized to interest expense over the term of the Convertible Notes using the straight-line method and amounted to $1,115,277 and $134,030 during the years ended December 31, 2019 and 2018, respectively.
Original Terms
If the Company had completed a Qualified Financing as originally defined prior to the occurrence of another Conversion Event or Payoff Event, then One Hundred and Thirty-Five Percent (135%) of Note Value would have automatically converted into that number of fully paid and non-assessable shares issued by the Company in the Qualified Financing determined by dividing the Note Value by the per share price such shares were issued to purchasers of the Company’s equity securities in the Qualified Financing, rounded to the nearest whole share. A Qualified Financing was defined as the closing by the Company (or its successor) of (i) the sale and issuance of capital stock of the Company (or its successor) in a single transaction or series of related

Ocuphire Pharma, Inc.
(Formerly Known as Ocularis Pharma, LLC)
Notes to financial statements(continued)
transactions resulting in gross proceeds to the Company of not less than $5,000,000 or (ii) a firmly underwritten IPO of the Company’s common stock pursuant to a registration statement filed with the SEC, and declared effective under the Securities Act (and not subsequently withdrawn) covering the offer and sale of common stock for the account of the Company.
If the Company had completed a Reverse Merger prior to the occurrence of another Conversion Event or Payoff Event, then One Hundred and Thirty-Five Percent (135%) of the Note Value would have automatically converted into that number of fully paid and non-assessable shares of (i) the Company that were issued in the Reverse Merger or (ii) the entity which the Company was merged into, determined by dividing the Note Value by the per share price such shares were issued to stockholders of the Company or the stockholders of the entity that the Company acquired in such Reverse Merger, rounded to the nearest whole share. A Reverse Merger was and continues to be defined post the First Amendment and Second Amendment as a reverse merger or similar transaction between the Company and a corporation whose securities are publicly traded in the United States or other jurisdiction.
If a CIC had occurred prior to the occurrence of another Conversion Event or Payoff Event, the Convertible Notes would have automatically converted immediately prior to the effectiveness of such CIC into that number of fully paid and non-assessable shares of the Company’s common stock equal to Two Hundred Percent (200%) of the Note Value divided by the per share price of the Company’s common stock at which the Company’s common stock was valued. The holder would have been entitled to the same contractual rights and been bound by the same restrictions and obligations as the other stockholders of the Company in such CIC.
A CIC was defined and continues to be defined post amendment as (i) a merger or consolidation in which (A) the Company is a constituent party or (B) a subsidiary of the Company is a constituent party and the Company issues shares of the Company’s capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Company or a subsidiary in which the shares of capital stock of the Company outstanding immediately prior to such merger or consolidation continued to represent, or were converted into or exchanged for equity interest that represented, immediately following such merger of consolidation, at least a majority, by voting power, of the equity interest of (1) the surviving or resulting entity, or (2) if the surviving or resulting entity was a wholly owned subsidiary of another entity immediately following such merger or consolidation, the parent entity of such surviving or resulting entity; (ii) the sale, lease, transfer or other disposition, in a single transaction or series of related transactions, by the Company or any subsidiary of the Company, of all or substantially all the assets of the Company and its subsidiaries taken as a whole, or the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Company if substantially all of the assets of the Company and its subsidiaries taken as a whole were held by such subsidiary or subsidiaries, except where such sale, lease, transfer, or other disposition is to a wholly-owned subsidiary of the Company; or (iii) transaction or series of related transactions in which a person, or a group of related persons, acquired from the stockholders of the Company, a number of shares of the Company’s capital stock representing more than fifty percent (50%) of the outstanding voting power of the Company; provided, however, a CIC would not have included (x) any transaction or series of transactions principally for bona fide equity financing purposes in which cash was received by the Company or indebtedness of the Company was cancelled or converted or a combination thereof, (y) a Qualified Financing or (z) a Reverse Merger transaction.
The Convertible Notes contained default provisions, and when triggered, the outstanding principal and interest would have become payable immediately. During a period of default, interest was assessed at a 12% per annum rate.
In the event that a Conversion Event did not occur before July 31, 2019 demand date, the outstanding principal and accrued interest would have been payable in cash to the Convertible Note holders if a good faith negotiation into shares of the Company’s capital stock was not successful. The Company was not permitted to prepay the Convertible Notes prior to a Payoff Event.

Ocuphire Pharma, Inc.
(Formerly Known as Ocularis Pharma, LLC)
Notes to financial statements(continued)
Amendment of Convertible Notes on January 22, 2019
The Company amended the Convertible Notes for the first time on January 22, 2019 (the First Amendment) whereby the demand date was extended by five months to December 31, 2019. In addition, the conversion provisions under the Convertible Notes were replaced in their entirety as described immediately below.
If the Company had completed an IPO prior to the occurrence of another Conversion Event or Payoff Event, the Convertible Notes would have automatically converted into that number of fully paid and non-assessable shares of the Company’s common stock that was equal to the greater of: (i) an amount equal to One Hundred and Fifty Percent (150%) times the Note Value divided by the per share price such shares would have been issued to purchasers of the Company’s equity securities in the IPO, or (ii) One Hundred Percent (100%) of the Note Value divided by the per share price of $10.37.
If the Company had competed a CIC prior to the occurrence of another Conversion Event or Payoff Event, the Convertible Notes would have automatically converted immediately prior to the effectiveness of such CIC into that number of fully paid and non-assessable shares of the Company’s common stock in an amount equal to the greater of: (i) Two Hundred Percent (200%) of the Note Value divided by the per share price of the Company’s common stock at which the Company’s common stock was valued in such CIC, or (ii) One Hundred Percent (100%) of the Note Value divided by the per share price of $10.37. The Convertible Note holder would have been entitled to the same contractual rights and been bound by the same restrictions and obligations as the other stockholders of the Company in such CIC. The terms related to a CIC outside of the conversion formula remained unchanged from those stated in the original Convertible Note agreement as described under – Original Terms, above.
If the Company had completed a Qualified Financing prior to the occurrence of another Conversion Event or Payoff Event, the Convertible Notes would have automatically converted into that number of fully paid and non-assessable shares of the Company that would have been issued by the Company in the Qualified Financing, determined by dividing an amount equal to One Hundred and Fifty Percent (150%) times the Note Value by the per share price such shares of the Company were issued to purchasers of the Company’s equity securities in the Qualified Financing. The Convertible Note holder would have been entitled to the same contractual rights and been bound by the same restrictions and obligations as the other purchasers of shares in the Qualified Financing. A Qualified Financing was defined as a sale and issuance of capital stock of the Company (or its successor) in a single transaction or series of related transactions resulting in gross proceeds to the Company of not less than $5,000,000 (including new equity investment of at least $1,000,000 plus the sum of the outstanding principal amount of the Convertible Notes being so converted under this provision).
If the Company had completed a Reverse Merger prior to the occurrence of another Conversion Event or Payoff Event, then the Convertible Notes would have automatically converted into that number of fully paid and non-assessable shares of (i) the Company that were issued in the Reverse Merger, or (ii) the entity which the Company was merged into, determined by dividing an amount equal to the greater of (iii) an amount equal to One Hundred and Fifty Percent (150%) times the Note Value divided by the per share price at which such shares were issued to stockholders of the Company or the stockholders of the entity that the Company acquired in such Reverse Merger, or (iv) One Hundred Percent (100%) of the Note Value divided by the per share price of $10.37. The Convertible Note holder would have been entitled to the same contractual rights and been bound by the same restrictions and obligations as the other stockholders of the Company in the Reverse Merger. A Reverse Merger was and continues to be defined post amendment as a reverse merger or similar transaction between the Company and a corporation whose securities are publicly traded in the United States or other jurisdiction.
In the event that a Conversion Event had not occurred before the December 31, 2019 demand date, the outstanding principal and accrued interest was payable in cash to the Convertible Note holders if a good faith negotiation into shares of the Company’s capital stock was not successful. The Company was not permitted to prepay the Convertible Notes prior to a Payoff Event.
The First Amendment of the Convertible Notes was accounted for as a note modification for financial accounting purposes. The modification resulted in an additional discount to the Convertible Notes in the amount of $58,837 with a corresponding increase to the premium conversion derivative liability.

Ocuphire Pharma, Inc.
(Formerly Known as Ocularis Pharma, LLC)
Notes to financial statements(continued)
Amendment of Convertible Notes on November 20, 2019
The Convertible Notes were amended again on November 20, 2019 (the Second Amendment). The Second Amendment served to extend the demand date from December 31, 2019 to September 30, 2020 and to change the basis of interest from a 360-day year, 30-day month basis to a 365-day year basis.
The automatic conversion factor to be applied on Note Value was increased from One Hundred Fifty Percent (150%) to One Hundred Seventy-Five Percent (175%) under an IPO, Qualified Financing or Reverse Merger event. In addition, the fixed conversion option provision of $10.37 per share in the event of an IPO, CIC or Reverse Merger was removed.
The Second Amendment was accounted for as a note modification for financial accounting purposes. The modification resulted in an additional discount to the Convertible Notes in the amount of $369,886 with a corresponding increase to the premium conversion derivative liability.
6. Related Party Transactions
The Company incurred consulting expenses from one officer who is also a board member in the amount of $34,138 and $38,205 during the years ended December 31, 2019 and 2018, respectively, of which zero and $12,500 remained unpaid as of December 31, 2019 and 2018, respectively.
From time to time, the LLC paid for certain expenses incurred by the S-Corp which was the majority owner of the LLC. During the year ended December 31, 2018, the Company paid $4,411 of expenses on behalf of the S-Corp; the payment was treated as a member distribution. The S-Corp was not in existence during the year ended December 31, 2019.
Promissory Notes Payable with Related Parties
From January 1, 2018 through April 1, 2018, the Company issued five promissory notes in the aggregate amount of $56,231 bearing interest at 8% per annum and payable on demand any time after December 31, 2018. Four of the promissory notes issued were to two board members in the amount of $36,063.
All of the promissory notes payable outstanding were exchanged into convertible notes on May 25, 2018. The aggregate promissory notes payable balance plus accrued interest prior to conversion into convertible notes was $244,460 on May 25, 2018. Interest expense related to the promissory notes payable, prior to conversion, amounted to $6,345 during the year ended December 31, 2018.
Convertible Notes with Related Parties
The Company entered into Convertible Note financings with certain investors beginning on May 25, 2018. Through December 31, 2019, Convertible Notes in the amount of $747,086 were issued to four board members and to two officers, one of which was also a board member of the Company. See Note 5 – Convertible Notes.
7. Share-Based compensation
Share-based compensation expense was included in general and administrative and research and development costs as follows in the accompanying statements of comprehensive loss for the periods indicated below:
	December 31,
	2019	2018
General and administrative	$185,897	$103,157
Research and development	122,213	74,162
Total share-based compensation	$308,110	$177,319
Stock Options
In April 2018, the Company adopted a 2018 Equity Incentive Plan (the 2018 Plan) under which 1,175,000 shares of the Company’s common stock are currently reserved for issuance to employees, directors and

Ocuphire Pharma, Inc.
(Formerly Known as Ocularis Pharma, LLC)
Notes to financial statements(continued)
consultants upon the amendment of the 2018 Plan in December 2019. The 2018 Plan permits the grant of incentive and non-statutory stock options, appreciation rights, restricted stock, restricted stock units, performance stock and cash awards, and other share-based awards. During the years ended December 31, 2019 and 2018, 548,500 and 433,719 stock options to newly-hired officers, employees and consultants were granted, respectively, generally vesting over a seven (7) to thirty-six (36) month period. The Company recognized $284,471 and $85,546 in share-based compensation expense during the years ended December 31, 2019 and 2018, respectively. The following table summarizes the Company’s stock option plan activity:
	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value(1)
Outstanding at December 31, 2017	—	$—	—	$—
Granted	433,719	$0.95	—	—
Exercised	—	$—	—	—
Forfeited/Cancelled	—	$—	—	—
Outstanding at December 31, 2018	433,719	$0.95	9.28	$26,023
Granted	548,500	$1.26	—	—
Exercised	—	$—	—	—
Forfeited/Cancelled	—	$—	—	—
Outstanding at December 31, 2019	982,219	$1.12	9.20	$1,374,324
Vested and expected to vest at December 31, 2019	533,419	$1.00	8.54	$812,764
The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying options and the fair value of our common stock as of December 31, 2019 and 2018 of $2.52 and $1.01 per share, respectively.
The weighted average fair value per share of options granted during the years ended December 31, 2019 and 2018 was $0.92 and $0.65, respectively. The Company measures the fair value of stock options with service-based and performance-based vesting criteria to employees, consultants and directors on the date of grant using the Black-Scholes option pricing model. The Company does not have history to support a calculation of volatility and expected term. As such, the Company has used a weighted-average volatility considering the volatilities of several guideline companies.
For purposes of identifying similar entities, the Company considered characteristics such as industry, length of trading history, and stage of life cycle. The assumed dividend yield was based on the Company’s expectation of not paying dividends in the foreseeable future. The average expected life of the options was determined based on the mid-point between the vesting date and the end of the contractual term according to the “simplified method” as described in Staff Accounting Bulletin 110. The risk-free interest rate is determined by reference to implied yields available from U.S. Treasury securities with a remaining term equal to the expected life assumed at the date of grant. The Company records forfeitures when they occur.
The weighted-average assumptions used in the Black-Scholes option-pricing model are as follows during the years ended December 31, 2019 and 2018:
	2019	2018
Expected stock price volatility	92.1%	84.7%
Expected life of options (years)	5.5	5.0
Expected dividend yield	0%	0%
Risk free interest rate	1.7%	2.9%

Ocuphire Pharma, Inc.
(Formerly Known as Ocularis Pharma, LLC)
Notes to financial statements(continued)
During the years ended December 31, 2019 and 2018, 401,086 and 132,333 stock options vested, respectively. The weighted average fair value per share of options vesting during the years ended December 31, 2019 and 2018 was $0.70 and $0.65, respectively. During the years ended December 31, 2019 and 2018, no stock options were forfeited. As of December 31, 2019, 192,781 shares were available for future issuance under the 2018 Plan.
Unrecognized share-based compensation cost was $419,502 as of December 31, 2019. The unrecognized share-based expense is expected to be recognized over a weighted average period of 1.1 years.
Restricted Stock Awards
The Company granted restricted stock awards (RSAs) in the amount of 999,997 shares during the year ended December 31, 2018 to certain of its employees, members of its board of directors and consultants subject to a Restricted Stock Purchase Agreement (the Agreement). The were no RSAs granted during the year ended December 31, 2019.
The RSAs were subject to various vesting schedules. A portion of the RSAs vested immediately upon issue with the remainder of shares generally vested ratably over a two (2) to twelve (12) month period coinciding with their respective service period requirements. During the year ended December 31, 2019 and 2018, 61,100 and 938,897 RSAs vested, respectively, and no RSAs were forfeited during the periods presented.
The weighted average grant-date fair value of the RSAs issued during the year ended December 31, 2018 was $0.04 per share. Grant date fair market value was based on traditional valuation techniques and methods in determining the fair value of the Company’s equity including market, income, and cost valuation approaches. The share-based compensation expense attributed to the RSAs during the years ended December 31, 2019 and 2018 was $23,639 and $91,773, respectively. A summary of RSA activity is as follows for the years ended December 31, 2019 and 2018:
Number of Shares
Non-vested at December 31, 2017	—
Granted	999,997
Vested	(938,897)
Non-vested at December 31, 2018	61,100
Granted	—
Vested	(61,100)
Non-vested at December 31, 2019	—
8. Income Taxes
The effective tax rate for the years ended December 31, 2019 and 2018 was zero percent. The LLC was treated as a partnership for federal and state income tax purposes. Accordingly, no provision with regard to the LLC’s operations was made for income taxes for periods prior to the Merger.
A reconciliation of income tax computed at the statutory federal income tax rate to the provision (benefit) for income taxes included in the accompanying statements of comprehensive loss is as follows for the years ended December 31, 2019 and 2018:
	2019	2018
Income tax (benefit) provision at federal statutory rate	(21.0)%	(21.0)%
Valuation allowance	24.2	22.5
State income tax, net of federal benefit	(4.7)	(4.7)
Stock options	0.2	1.4
Convertible notes	1.2	0.9
Pass through entity and other	0.1	0.9
Effective tax rate	—%	—%

Ocuphire Pharma, Inc.
(Formerly Known as Ocularis Pharma, LLC)
Notes to financial statements(continued)
Significant components of the Company’s deferred tax assets and liabilities are summarized in the tables below as of December 31, 2019 and 2018:
	2019	2018
Deferred tax assets:
Federal and state operating loss carryforwards	$1,228,040	$173,235
Research and development costs deferral election	—	114,475
Accruals	87,310	16,359
Convertible notes	453,939	38,318
Organizational costs	8,425	9,055
Stock-based compensation	81,397	16,000
Subtotal	1,859,111	367,442
Valuation allowance	(1,859,111)	(367,442)
Total deferred tax assets, net of valuation allowance	—	—
Deferred tax liabilities:
Total deferred tax liabilities	—	—
Net deferred tax assets	$—	$—
As of December 31, 2019 and 2018, the Company had gross deferred tax assets of approximately $1,859,000 and $367,000, respectively. Realization of the deferred assets is primarily dependent upon future taxable income, if any, the amount and timing of which are uncertain. The Company has had significant pre-tax losses since its inception. The Company has not yet generated revenues and faces significant challenges to becoming profitable. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance of $1,859,000 and $367,000 as of December 31, 2019 and 2018, respectively. U.S. net deferred tax assets will continue to require a valuation allowance until the Company can demonstrate their realizability through sustained profitability or another source of income.
As of December 31, 2019 and 2018, the tax effect of the Company’s federal net operating loss carryforwards was approximately $1,002,000 and $141,000, respectively. The federal net operating loss carryforwards will not expire. As of December 31, 2019 and 2018, the Company had state net operating loss carryforwards with a tax effect of approximately $226,000 and $32,000, respectively. The state net operating loss carryforwards will begin to expire in 2028.
Lastly, the Company ultimately elected to not defer its deduction for R&D costs under Internal Revenue Code (IRC) Section 174; contrary, to the position taken in the prior year. The deferral of R&D costs under IRC Section 174 will become mandatory beginning in 2022.
Utilization of the net operating loss carryforwards and credits may be subject to a substantial annual limitation due to the ownership change limitations provided by Section 382 of the Internal Revenue Code of 1986, as amended, and similar state provisions. Generally, in addition to certain entity reorganizations, the limitation applies when one or more “5-percent shareholders” increase their ownership, in the aggregate, by more than 50 percentage points over a 36-month time period testing period, or beginning the day after the most recent ownership change, if shorter. The annual limitation may result in the expiration of net operating losses and credits before utilization.
The Company recognizes interest and/or penalties related to uncertain tax positions in income tax expense. There were no uncertain tax positions as of December 31, 2019 and 2018, and as such, no interest or penalties were recorded to income tax expense.
The Company’s corporate returns are subject to examination for the 2018 tax years for federal income tax purposes and subject to examination for the 2018 tax years in one state jurisdiction. Prior to these periods, the Company filed partnership returns, resulting in its income being passed through to its members.

Ocuphire Pharma, Inc.
(Formerly Known as Ocularis Pharma, LLC)
Notes to financial statements(continued)
9. Net loss per share
Basic loss per share of common stock is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the period. Diluted earnings or loss per share of common stock is computed similarly to basic earnings or loss per share except the weighted average shares outstanding are increased to include additional shares from the assumed exercise of any common stock equivalents, if dilutive. The Company’s convertible notes, restricted stock awards and stock options while outstanding are considered common stock equivalents for this purpose. Diluted earnings is computed utilizing the treasury method for the restricted stock awards and stock options. Diluted earnings with respect to the convertible notes utilizing the if-converted method was not applicable during the periods presented as no conditions required for conversion had occurred. No incremental common stock equivalents were included in calculating diluted loss per share because such inclusion would be anti-dilutive given the net loss reported for the periods presented.
The following potential common shares were not considered in the computation of diluted net loss per share as their effect would have been anti-dilutive for the year end periods presented below:
	2019	2018
Stock options	982,219	433,719
Restricted stock awards	—	61,100
10. Subsequent Events
The Company evaluated the impact of subsequent events through July 1, 2020, which is the date the financial statements were available to be issued.
Additional Convertible Notes
Ocuphire issued additional convertible notes to investors for aggregate gross proceeds of $2,197,500 on January 10, 2020 and March 10, 2020 in the aggregate. The additional convertible notes have identical terms to the Convertible Notes disclosed in Note 5 — Convertible Notes.
Apexian Sublicense Agreement
On January 21, 2020, as amended on June 4, 2020, Ocuphire entered into a sublicense agreement (the Sublicense Agreement) with Apexian Pharmaceuticals, Inc. (Apexian), a related party, pursuant to which it obtained exclusive worldwide patent and other intellectual property rights that constitute a Ref-1 Inhibitor program relating to therapeutic applications to treat disorders related to ophthalmic and diabetes mellitus conditions. The lead compound in the Ref-1 Inhibitor program is APX3330, which Ocuphire intends to develop as an oral pill therapeutic to treat diabetic retinopathy and diabetic macular edema initially, and potentially later to treat wet age-related macular degeneration.
In connection with the Sublicense Agreement, Ocuphire issued a total of 843,751 shares of its common stock to Apexian and to certain affiliates of Apexian. Other consideration payable by Ocuphire under the Sublicense Agreement consists of development and sales milestones, a royalty on commercial sales of any compound developed in the Ref-1 Inhibitor, and a payment of Ref-1 Inhibitor program costs in the amount of $400,000 to Apexian following Ocuphire’s listing on a major stock exchange.
Beginning on December 31, 2020, if Ocuphire has not (i) listed shares of its capital stock on major stock exchange or (ii) completed a reverse merger or similar transaction with a corporation whose securities are listed on a major stock exchange, either Ocuphire or Apexian may terminate the Sublicense Agreement. In the event of such termination, Apexian and its affiliates would forfeit their shares of Ocuphire’s common stock and Ocuphire’s intellectual property rights under the Sublicense Agreement would terminate. If it is not terminated pursuant to its terms, the Sublicense Agreement shall remain in effect until expiration of the last to expire of the covered patents.

Ocuphire Pharma, Inc.
(Formerly Known as Ocularis Pharma, LLC)
Notes to financial statements(continued)
Stock Options Grants
On April 6, 2020, Ocuphire granted 61,700 stock options to consultants at an exercise price of $1.74 per share under the 2018 Plan. The options generally vest over a twelve (12) to twenty-one (21) month period.
On June 3, 2020, Ocuphire granted 138,581 stock options to employees and consultants at an exercise price of $1.74 per share under the 2018 Plan. The options generally vest over a twelve (12) to nineteen (19) month period.
Reverse Merger with Rexahn
On June 17, 2020, Ocuphire, Rexahn Pharmaceuticals, Inc., a Delaware corporation (Rexahn), Razor Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Rexahn (Merger Sub), entered into an Agreement and Plan of Merger and Reorganization, as amended on June 29, 2020 (as amended, the Merger Agreement), pursuant to which, among other things, and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Merger Sub will merge with and into Ocuphire, with Ocuphire continuing as a wholly-owned subsidiary of Rexahn and the surviving corporation of the merger (the Merger).
Pre-Merger Financing
On June 17, 2020, Ocuphire, Rexahn and certain investors (the Investors) entered into a Securities Purchase Agreement, which was amended and restated in its entirety on June 29, 2020 (as amended and restated, the Securities Purchase Agreement). Pursuant to the Securities Purchase Agreement, the Investors agreed to invest a total of $21.15 million in cash to Ocuphire immediately prior to the closing of the Merger, in exchange for certain securities of Ocuphire and Rexahn issuable before and after the closing of the Merger.
Convertible Notes Amendment
In June 2020, the Company amended the Convertible Notes (the Conversion Agreement). Under the Conversion Agreement, upon such date selected by Ocuphire following Rexahn’s receipt of the required Rexahn stockholder vote and prior to the effectiveness of the Merger, each Convertible Note shall automatically and without any action required by any purchaser or Ocuphire be cancelled and, simultaneously with such cancellation, convert into that number of fully paid and non-assessable shares of Ocuphire’s common stock that is equal to (x) 175% times (y) the Note Value applicable to such Note divided by (z) the conversion price, rounded to the nearest whole share.

Condensed Financial Statements
Ocuphire Pharma, Inc.
For the quarterly period ended June 30, 2020

Ocuphire Pharma, Inc.
Condensed Balance Sheets
As of
	June 30, 2020 (Unaudited)	December 31, 2019
Assets
Current assets:
Cash and cash equivalents	$854,331	$1,536,917
Proceeds receivable from convertible notes	1,425,000	75,000
Proceeds receivable from convertible notes - related parties	—	50,000
Prepaids and other assets	23,439	24,022
Deferred costs	1,181,334	76,165
Total current assets	3,484,104	1,762,104
Property and equipment, net	15,804	22,175
Total assets	$3,499,908	$1,784,279

Liabilities and stockholders’ deficit
Current liabilities:
Accounts payable	$671,278	$341,634
Accrued liabilities	1,305,390	621,671
Convertible notes	8,282,551	4,977,074
Convertible notes from related parties	838,277	689,756
Premium conversion derivatives	1,179,765	2,713,668
Total current liabilities	12,277,261	9,343,803
Total liabilities	12,277,261	9,343,803

Commitments and contingencies (Note 2)

Stockholders’ deficit
Preferred stock, par value $0.0001; 625,000 shares authorized as of June 30, 2020 and December 31, 2019; no shares issued and outstanding at June 30, 2020 and December 31, 2019.	—	—
Common stock, par value $0.0001; 5,000,000 shares authorized as of June 30, 2020 and December 31, 2019; 3,543,751 and 2,700,000 shares issued and outstanding at June 30, 2020 and December 31, 2019, respectively.	354	270
Additional paid-in-capital	3,969,494	494,909
Accumulated deficit	(12,747,201)	(8,054,703)
Total stockholders’ deficit	(8,777,353)	(7,559,524)
Total liabilities and stockholders’ deficit	$3,499,908	$1,784,279
See accompanying notes.

Ocuphire Pharma, Inc.
Condensed Statements of Comprehensive Loss
(unaudited)
	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2020	2019	2020	2019
Operating expenses:
General and administrative	$551,391	$414,061	$942,471	$777,189
Research and development	710,752	450,885	928,561	828,450
Acquired in-process research and development	—	—	2,126,253	—
Total operating expenses	1,262,143	864,946	3,997,285	1,605,639
Loss from operations	(1,262,143)	(864,946)	(3,997,285)	(1,605,639)
Interest expense	(688,865)	(213,928)	(1,242,624)	(319,869)
Fair value change of premium conversion derivatives	(919,409)	(34,653)	(721,444)	(132,083)
Gain on note extinguishment (Note 4)	1,260,350	—	1,260,350	—
Other income, net	5,885	—	8,505	—
Loss before income taxes	(1,604,182)	(1,113,527)	(4,692,498)	(2,057,591)
Benefit (provision) for income taxes	—	—	—	—
Net loss	(1,604,182)	(1,113,527)	(4,692,498)	(2,057,591)
Other comprehensive loss, net of tax	—	—	—	—
Comprehensive loss	$(1,604,182)	$(1,113,527)	$(4,692,498)	$(2,057,591)
Net loss per share: Basic and diluted (Note 9)	$($0.45)	$($0.41)	$(1.36)	$(0.77)
Number of shares used in per share calculations: Basic and diluted	3,543,751	2,699,330	3,451,031	2,685,467
See accompanying notes.

Ocuphire Pharma, Inc.
Condensed Statements of Changes in Stockholders’ Deficit
(unaudited)
	Common Stock		Additional Paid–In Capital	Accumulated Deficit	Total Deficit
	Shares	Amount
Balance at December 31, 2018	2,700,000	$270	$186,799	$(1,885,743)	$(1,698,674)
Share–based compensation – employee	—	—	65,343	—	65,343
Share–based compensation – non-employee	—	—	20,519	—	20,519
Net and comprehensive loss	—	—	—	(944,064)	(944,064)
Balance at March 31, 2019	2,700,000	270	272,661	(2,829,807)	(2,556,876)
Share–based compensation – employee	—	—	52,594	—	52,594
Share–based compensation – non-employee	—	—	18,030	—	18,030
Net and comprehensive loss	—	—	—	(1,113,527)	(1,113,527)
Balance at June 30, 2019	2,700,000	$270	$343,285	$(3,943,334)	$(3,599,779)
Balance at December 31, 2019	2,700,000	$270	$494,909	$(8,054,703)	$(7,559,524)
Issuance of common stock in exchange for in-process research and development	843,751	84	2,126,169	—	2,126,253
Share–based compensation	—	—	61,324	—	61,324
Net and comprehensive loss	—	—	—	(3,088,316)	(3,088,316)
Balance at March 31, 2020	3,543,751	354	$2,682,402	(11,143,019)	(8,460,263)
Gain on note extinguishment (Note 4)	—	—	970,628	—	970,628
Share–based compensation	—	—	316,464	—	316,464
Net and comprehensive loss	—	—	—	(1,604,182)	(1,604,182)
Balance at June 30, 2020	3,543,751	$354	$3,969,494	$(12,747,201)	$(8,777,353)
See accompanying notes.

Ocuphire Pharma, Inc.
Condensed Statements of Cash Flows
(Unaudited)
	Six Months Ended June 30,
	2020	2019
Operating activities
Net loss	$(4,692,498)	$(2,057,591)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation	377,788	156,486
Depreciation	6,371	359
Non-cash acquired in-process research and development	2,126,253	—
Non-cash interest on convertible notes	276,782	68,129
Non-cash interest on convertible notes – related party	29,802	17,661
Non-cash discount amortization on convertible notes	865,313	204,381
Non-cash discount amortization on convertible notes – related party	70,727	29,698
Fair value change in premium conversion derivatives	721,444	132,083
Gain on note extinguishment	(1,260,350)	—
Change in assets and liabilities:
Prepaid expenses and other assets	125,582	(21,472)
Accounts payable	177,946	(83,957)
Accrued and other liabilities	(208,461)	240,513
Net cash used in operating activities	(1,383,301)	(1,313,710)
Investing activities
Purchases of property and equipment	—	(20,175)
Net cash used in investing activities	—	(20,175)
Financing activities
Proceeds from issuance of convertible notes	772,500	2,000,000
Proceeds from issuance of convertible notes – related party	—	75,000
Deferred offering costs	(71,785)	—
Issuance costs attributed to convertible notes	—	(663)
Net cash provided by financing activities	700,715	2,074,337
Net (decrease) increase in cash and cash equivalents	(682,586)	740,452
Cash and cash equivalents at beginning of period	1,536,917	451,342
Cash and cash equivalents at end of period	$854,331	$1,191,794
Supplemental disclosure of cash flow information:
Cash paid for income taxes	$—	$—
Cash paid for interest	$—	$—
Supplemental non-cash financing transactions:
Bifurcation and modification of premium conversion derivatives related to convertible notes	$831,172	$1,099,609
Purchases of property and equipment in accrued liabilities	$—	$1,378
Unpaid deferred offering and issuance costs	$1,043,879	$1,035
Proceeds receivable from convertible note issuance	$1,425,000	$1,680,540
See accompanying notes.

Ocuphire Pharma, Inc.

Notes to condensed financial statements (unaudited)
1. Company Description and Summary of Significant Accounting Policies
Nature of Business
Ocuphire Pharma, Inc. (Ocuphire or the Company) was incorporated as a C-corporation in the state of Delaware on February 21, 2018. On April 9, 2018, Ocularis Pharma, LLC, a Delaware limited liability company (LLC), and Ocularis Pharma, Inc., an Illinois Subchapter S-corporation (the S-Corp), entered into merger agreements with Ocuphire whereby the LLC and the S-Corp were merged with and into Ocuphire effective April 10, 2018 (the LLC Merger), with Ocuphire as the surviving entity. All outstanding membership interests of the LLC and all outstanding shares of capital stock of the S-Corp were exchanged for shares of Ocuphire common stock. One of the purposes of the LLC Merger was to convert the LLC to a C-corporation. All financial results presented prior to April 10, 2018 are from the operations of the LLC. The S-Corp did not have an integrated set of activities that contained the required complement of inputs, processes and outputs to be considered a business. As such, the S-Corp with regard to the LLC Merger was accounted for as an asset acquisition as prescribed under Accounting Standards Codification (ASC) 805 – Business Combinations. The S-Corp was deemed to have nominal value on the date of the LLC Merger. Lastly, the LLC Merger was between entities under common control. As a result, the net assets assumed were at carrying value and therefore no gain (loss) was recognized upon completion of the LLC Merger.
The Company’s headquarters is located in Farmington Hills, Michigan. The Company is a clinical-stage ophthalmic biopharmaceutical company focused on developing and commercializing therapies for the treatment of several eye disorders. The Company’s pipeline currently includes two small molecule product candidates targeting front and back of the eye indications. The Company’s lead product candidate, Nyxol® Eye Drops (Nyxol), is a once-daily eye drop formulation of phentolamine mesylate designed to reduce pupil diameter and improve visual acuity. Nyxol has been studied across three Phase 1 and four Phase 2 trials totaling over 230 patients and has demonstrated promising clinical data for use in multiple ophthalmic indications. The Company plans to initiate a Phase 3 trial for the treatment of NVD and a Phase 3 trial for pharmacologically-induced mydriasis in the fourth quarter of 2020, and a Phase 2 trial in combination with low dose pilocarpine for presbyopia in the first quarter of 2021. The Company’s second product candidate, APX3330, is a twice-a-day oral tablet, designed to target multiple pathways relevant to retinal and choroidal vascular diseases, such as diabetic retinopathy (DR) and diabetic macular edema (DME). Prior to the Company’s in-licensing of the product candidate, APX3330 had been studied by third parties in six Phase 1 and five Phase 2 trials totaling over 440 patients, for inflammatory and oncology indications, and had demonstrated promising evidence of tolerability, pharmacokinetics, durability and target engagement. The Company plans to initiate a Phase 2 trial for APX3330 in the first quarter of 2021 for the treatment of moderately severe non-proliferative DR (NPDR) and mild proliferative DR (PDR), as well as patients with DME without loss of central vision. The Company has also in-licensed additional second generation product candidates, analogs of APX3330, including APX2009 and APX2014. As part of its strategy, Ocuphire will continue to explore opportunities to acquire additional ophthalmic assets and to seek strategic partners for late stage development, regulatory preparation and commercialization of drugs in key global markets.
The Company has sustained operating losses since inception and expects such losses to continue indefinitely until a sustained revenue source is realized. Management plans to continue financing the operations through additional issuances of the Company’s equity and debt securities. If adequate funds are not available, the Company may be required to delay, reduce the scope of, or eliminate part or all of its research and development programs.
Reverse Merger with Rexahn
On June 17, 2020, Ocuphire, Rexahn Pharmaceuticals, Inc., a Delaware corporation (Rexahn), Razor Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Rexahn (Merger Sub), entered into an Agreement and Plan of Merger and Reorganization, as amended on June 29, 2020 (as amended, the Merger Agreement), pursuant to which, among other things, and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Merger Sub will merge with and into Ocuphire, with Ocuphire continuing as a wholly-owned subsidiary of Rexahn and the surviving corporation of the merger (the Merger).

Ocuphire Pharma, Inc.

Notes to condensed financial statements (unaudited), continued
Basis of Presentation
The accompanying condensed financial statements have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission (SEC). Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. generally accepted accounting principles (GAAP) have been condensed or omitted pursuant to such rules and regulations.
The December 31, 2019 condensed balance sheet was derived from audited financial statements, and may not include all disclosures required by GAAP; however, the Company believes that the disclosures are adequate to make the information presented not misleading. These unaudited condensed financial statements should be read in conjunction with the audited financial statements and the notes thereto for the fiscal year ended December 31, 2019.
In the opinion of management, all adjustments, consisting of only normal recurring adjustments that are necessary to present fairly the financial position, results of operations, and cash flows for the interim periods, have been made. The results of operations for the interim periods are not necessarily indicative of the operating results for the full fiscal year or any future periods.
Going Concern
The Company’s ability to continue operating as a going concern is contingent upon, among other things, its ability to secure additional financing and to achieve and maintain profitable operations. The Company plans to issue additional convertible debt and equity instruments to finance operating and working capital requirements. While the Company expects to obtain the additional financing that is needed, there is no assurance that the Company will be successful in obtaining the necessary funding for future operations. These factors raise substantial doubt as to the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.
Common Stock Valuation
Due to the absence of an active market for the Company’s common stock, the Company utilized methodologies in accordance with the framework of the American Institute of Certified Public Accountants’ Technical Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation, to estimate the fair value of its common stock. The valuation methodology includes estimates and assumptions that require the Company’s judgment. These estimates and assumptions include a number of objective and subjective factors, including external market conditions affecting the biotechnology industry sector, and the likelihood of achieving a liquidity event, such as an initial public offering (IPO), reverse merger or sale. Significant changes to the key assumptions used in the valuations could result in different fair values of common stock at each valuation date.
For the valuation of equity awards granted in April 2020 and June 2020, the Company applied a straight-line calculation using the contemporaneous third-party valuations of $1.74 per share as of March 31, 2020 and $9.54 per share as of June 18, 2020 to determine the fair value of the Company’s common stock. Using the benefit of hindsight, the Company determined that the straight-line calculation would provide the most reasonable conclusion for the valuation of the Company’s common stock on these interim dates between valuations because the Company did not identify any single event or series of events that occurred during this interim period that would have caused a material change in fair value. Based on this calculation, the Company assessed the fair value of its common stock for awards granted in April 2020 and June 2020 to be $2.33 and $8.65 per share, respectively.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Ocuphire Pharma, Inc.

Notes to condensed financial statements (unaudited), continued
Segment Information
Operating segments are components of an enterprise for which separate financial information is available and is evaluated regularly by the Company’s chief operating decision maker in deciding how to allocate resources and assessing performance. The Company’s chief operating decision maker is its Chief Executive Officer. The Company’s Chief Executive Officer views the Company’s operations and manages its business in one operating segment, which is the business of development and commercialization of products related to vision performance and health. Accordingly, the Company has a single reporting segment.
Cash and Cash Equivalents
The Company considers all highly liquid investments with an original maturity of 90 days or less at the time of deposit to be cash equivalents.
Concentration of Credit Risk
Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and cash equivalents. The Company’s cash is held by one financial institution in the United States. Amounts on deposit may at times exceed federally insured limits. Management believes that the financial institution is financially sound, and accordingly, minimal credit risk exists with respect to the financial institution. As of June 30, 2020, the Company had deposits in excess of federally insured amounts by $604,429.
General and Administrative Expenses
General and administrative expenses (G&A) consist primarily of personnel-related costs, including salaries and stock-based compensation costs, for personnel in functions not directly associated with research and administrative activities. Other significant costs include legal fees relating to intellectual property and corporate matters, professional fees for accounting and tax services, and other services provided by business consultants.
Research and Development
Research and development expenses (R&D) consist of costs incurred in performing research and development activities, including compensation for research and development employees and consultants, costs associated with preclinical studies and clinical trials, regulatory activities, manufacturing activities to support clinical activities, license fees, nonlegal patent costs, fees paid to external service providers that conduct certain research and development, and an allocation of overhead expenses.
Acquired In-Process Research and Development Expenses
The Company includes costs to acquire or in-license product candidates as acquired in-process research and development expenses (IPR&D). These costs are immediately expensed provided that the payments do not also represent processes or activities that would constitute a “business” as defined under GAAP or provided that the product candidate has not achieved regulatory approval for marketing, and absent obtaining such approval, has no alternative future use. Royalties owed on future sales of any licensed product will be expensed in the period the related revenues are recognized. See Note 8 – Apexian Sublicense Agreement.
Other (Expense) Income, net
Other expense includes non-operating transaction costs, including legal and advisory fees, related principally to potential asset acquisitions when incurred. Other income represents interest income related to cash and cash equivalent investments and reimbursements from grants and other sources. The non-operating transaction costs, interest income and other reimbursements are included in the other (expense) income, net line item in the accompanying condensed statements of comprehensive loss.
Share-Based Compensation
The Company accounts for share-based compensation in accordance with the provisions of ASC 718, Compensation — Stock Compensation (ASC 718). Accordingly, compensation costs related to equity instruments

Ocuphire Pharma, Inc.

Notes to condensed financial statements (unaudited), continued
granted are recognized at the grant-date fair value. The Company records forfeitures when they occur. Share-based compensation arrangements to non-employees are accounted for in accordance with the applicable provisions of ASC 718 using a fair value approach.
Premium Conversion Derivatives
The Company evaluates all conversion and redemption features contained in a debt instrument to determine if there are any embedded derivatives that require separation from the host debt instrument. An embedded derivative that requires separation is bifurcated from its host debt instrument and a corresponding discount to the host debt instrument is recorded. The discount is amortized and recorded to interest expense over the term of the host debt instrument using the straight-line method which approximates the effective interest method. The embedded derivative is accounted for separately on a fair market value basis. The Company records the fair value changes of a separated embedded derivative at each reporting period in the fair value change in premium conversion derivatives line item in the accompanying condensed statements of comprehensive loss. The Company determined that the redemption features under the convertible notes qualified as embedded derivatives and were separated from their debt hosts.
Fair Value Measurements
The Company follows accounting guidance that emphasizes that fair value is a market-based measurement, not an entity-specific measurement. Fair value is defined as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” Fair value measurements are defined on a three-level hierarchy:
•	Level 1 inputs: Unadjusted quoted prices for identical assets or liabilities in active markets;
•
Level 2 inputs: Quoted prices for similar assets and liabilities in active markets, quoted prices in markets that are not active, or inputs which are observable, whether directly or indirectly, for substantially the full term of the asset or liability; and

•
Level 3 inputs: Unobservable inputs that reflect the Company’s own assumptions about the assumptions market participants would use in pricing the asset or liability in which there is little, if any, market activity for the asset or liability at the measurement date.

As of June 30, 2020 and December 31, 2019, the fair values of cash, prepaid and other assets, deferred costs, accounts payable and accrued expenses approximated their carrying values because of the short-term nature of these assets or liabilities. The estimated fair value of the Company’s convertible notes was based on amortized cost which was deemed to approximate fair value. The fair value of the premium conversion derivatives was based on cash flow models discounted at current implied market rates evidenced in recent arms-length transactions representing expected returns by market participants for similar instruments and are based on Level 3 inputs. There were no transfers between fair value hierarchy levels during the three and six months ended June 30, 2020 and 2019.
The fair value of financial instruments measured on a recurring basis is as follows:
	As of June 30, 2020
Description	Total	Level 1	Level 2	Level 3
Liabilities:
Premium conversion derivatives	$1,179,765	$—	$—	$1,179,765
Total liabilities at fair value	$1,179,765	$—	$—	$1,179,765

Ocuphire Pharma, Inc.

Notes to condensed financial statements (unaudited), continued
	As of December 31, 2019
Description	Total	Level 1	Level 2	Level 3
Liabilities:
Premium conversion derivatives	$2,713,668	$—	$—	$2,713,668
Total liabilities at fair value	$2,713,668	$—	$—	$2,713,668
The following table provides a roll-forward of the premium conversion derivatives measured at fair value on a recurring basis using unobservable level 3 inputs for the six months ended June 30, 2020 and 2019:
	2020	2019
Premium conversion derivatives
Balance as of beginning of period	$2,713,668	$304,712
Value assigned to the underlying derivatives in connection with convertible notes	831,172	1,099,609
Revaluation due to convertible note extinguishment	(3,086,519)	—
Change in fair value of premium conversion derivatives	721,444	132,083
Balance as of end of period	$1,179,765	$1,536,404
There were no financial instruments measured on a non-recurring basis for any of the periods presented.
Income Taxes
The Company utilizes the liability method of accounting for income taxes as required by Accounting Standards Codification (ASC) 740, Income Taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and the tax basis of assets and liabilities and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. Currently, there is no provision for income taxes, as the Company has incurred operating losses to date, and a full valuation allowance has been provided on its net deferred tax assets. The LLC was treated as a partnership for federal and state income tax purposes. Accordingly, no provision with regard to the LLC’s operations was made for income taxes for periods prior to the LLC Merger.
Property and Equipment, net
Property and equipment, net is recorded at cost and reduced by accumulated depreciation. Depreciation expense is recognized over the estimated useful lives of the assets using the straight-line method. Equipment and furniture is depreciated over a five year estimated useful life. Tangible assets acquired for research and development activities which have alternative use are capitalized and depreciated over the useful life of the acquired asset. Estimated useful lives are periodically reviewed, and when appropriate, changes are made prospectively. When certain events or changes in operating conditions occur, asset lives may be adjusted and an impairment assessment may be performed on the recoverability of the carrying amounts. Maintenance and repairs are charged directly to expense as incurred.
Recent Accounting Pronouncements
In May 2014, the FASB issued Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers (Topic 606), which supersedes the revenue recognition requirements in FASB ASC 605. The new guidance primarily states that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services.
In January 2017 and September 2017, the FASB issued several amendments to ASU 2014-09, including updates stemming from SEC Accounting Staff Announcement in July 2017. The amendments and updates included clarification on accounting for principal versus agent considerations (i.e., reporting gross versus net), licenses of intellectual property and identification of performance obligations. These amendments and updates do not change

Ocuphire Pharma, Inc.

Notes to condensed financial statements (unaudited), continued
the core principle of the standard but provide clarity and implementation guidance. The Company adopted this standard on January 1, 2019 and selected the modified retrospective transition method. The Company modified its accounting policies to reflect the requirements of this standard; however, the adoption did not affect the Company’s financial statements and related disclosures for the periods presented as the Company has yet to generate any revenues.
In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments — Overall: Recognition and Measurement of Financial Assets and Financial Liabilities. The guidance affects the accounting for equity investments, financial liabilities under the fair value option and the presentation and disclosure requirements of financial instruments. The guidance is effective in 2019 for private entities. The Company adopted this standard on January 1, 2019 and the standard did not have a material impact on the Company’s financial statements.
In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. The objective of this ASU is to eliminate the diversity in practice related to the classification of restricted cash or restricted cash equivalents in the statement of cash flows. This ASU is effective for annual reporting periods beginning after December 15, 2018 for private entities, with early adoption permitted. The amendments in this update should be applied retrospectively to all periods presented. The Company adopted this standard on January 1, 2019 and the standard did not have a material impact on the Company’s financial statements.
In June 2018, the FASB issued ASU 2018-07, Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting (ASU 2018-07), which expands the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from nonemployees. An entity should generally apply the requirements of Topic 718 to nonemployee awards except in circumstances where there is specific guidance on inputs to an option pricing model and the attribution of cost. ASU 2018-07 specifies that Topic 718 applies to all share-based payment transactions in which a grantor acquires goods or services to be used or consumed in a grantor’s own operations by issuing share-based payment awards. The guidance also clarifies that Topic 718 does not apply to share-based payments used to effectively provide financing to the issuer or awards granted in conjunction with selling goods or services to customers as part of a contract accounted for under ASC 606, Revenue from Contracts with Customers (ASC 606). This guidance is effective for annual reporting periods beginning after December 15, 2019, with early adoption permitted, but no earlier than an entity’s adoption date of ASC 606. The Company early adopted ASU 2018-07 effective January 1, 2019. The guidance did not have an impact to the Company’s financial statements.
In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement (ASU 2018-13). The new guidance modifies the disclosure requirements in Topic 820 as follows:
•
Removals: the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy; the policy for timing of transfers between levels; and the valuation processes for Level 3 fair value measurements.

•
Modifications: for investments in certain entities that calculate net asset value, an entity is required to disclose the timing of liquidation of an investee’s assets and the date when restrictions from redemption might lapse only if the investee has communicated the timing to the entity or announced the timing publicly; and the amendments clarify that the measurement uncertainty disclosure is to communicate information about the uncertainty in measurement as of the reporting date.

•
Additions: the changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements held at the end of the reporting period; and the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements.

This guidance is effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should all be applied prospectively for only the most recent interim or

Ocuphire Pharma, Inc.

Notes to condensed financial statements (unaudited), continued
annual period presented in the initial year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. The Company adopted the new guidance on January 1, 2020 and the adoption did not have an impact on its financial statements.
In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) and subsequently amended the guidance relating largely to transition considerations under the standard in January 2017, July 2018 and March 2019. The objective of this update is to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The Company adopted the new guidance on January 1, 2019 and the adoption did not have an impact on its financial statements.
In July 2017, the FASB issued ASU No. 2017-11, Earnings Per Share, Distinguishing Liabilities from Equity and Derivatives and Hedging, which changes the accounting and earnings per share for certain instruments with down round features. The amendments in this ASU should be applied using a cumulative-effect adjustment as of the beginning of the fiscal year or retrospective adjustment to each period presented. The Company adopted the new guidance on January 1, 2020 and the adoption did not have an impact on its financial statements.
The FASB issued ASU 2019-12, Income Taxes (Topic 740) - Simplifying the Accounting for Income Taxes. The new guidance simplifies the accounting for income taxes by eliminating certain exceptions related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period, hybrid taxes and the recognition of deferred tax liabilities for outside basis differences. It also clarifies and simplifies other aspects of the accounting for income taxes. For private entities, the amendments in this ASU are effective for fiscal years beginning after December 15, 2021 and interim periods within those fiscal years. Early adoption is permitted in interim or annual periods with any adjustments reflected as of the beginning of the annual period that includes that interim period. Additionally, entities that elect early adoption must adopt all the amendments in the same period. Amendments are to be applied prospectively, except for certain amendments that are to be applied either retrospectively or with a modified retrospective approach through a cumulative effect adjustment recorded to retained earnings. The Company adopted the guidance effective April 1, 2020. The adoption of the guidance did not have a material impact on the Company's financial statements.
2. Commitments and Contingencies
Apexian Sublicense Agreement
On January 21, 2020, the Company entered into a sublicense agreement with Apexian Pharmaceuticals, Inc., pursuant to which it obtained exclusive worldwide patent and other intellectual property rights. In exchange for the patent and other intellectual rights, the Company agreed to certain milestone and royalty payments on future sales (See Note 8 — Apexian Sublicense Agreement). As of June 30, 2020, there was sufficient uncertainty with regard to both the outcome of the clinical trials and the ability to obtain sufficient funding to support any of the cash milestone payments under the sublicense agreement, and as such, no liabilities were recorded related to the sublicense agreement.
Facility Lease
In May 2019, the Company entered into a short term non-cancellable facility lease (the Lease) for its operations and headquarters for a seven-month term beginning in June 2019. In October 2019, the Lease was amended to extend the term to December 31, 2020. The monthly base rent is approximately $2,975.
The rent expense associated with the Lease amounted to $8,926 and $18,130 during the three and six months ended June 30, 2020, respectively, and $2,281 during the three and six months ended June 30, 2019. Total expected rental payments under the Lease for the year ended December 31, 2020 is approximately $36,000.
Pre-Merger Financing
Securities Purchase Agreement
On June 17, 2020, Ocuphire, Rexahn and certain investors (the Investors) entered into a Securities Purchase Agreement (the Original Securities Purchase Agreement), which was amended and restated in its entirety on June 29, 2020 (as amended and restated, the Securities Purchase Agreement). Pursuant to the Securities Purchase

Ocuphire Pharma, Inc.

Notes to condensed financial statements (unaudited), continued
Agreement, the Investors agreed to invest a total of $21.15 million in cash, inclusive of the commitment by the Company’s directors to invest $1.15 million, (the Purchase Price and the financing arrangement described herein, the Pre-Merger Financing) to fund the combined company following the Merger (the Combined Company). In return, based on an agreed upon pre-money valuation of the Combined Company following the Merger of $120 million, Ocuphire will issue an amount of shares (the Initial Shares) of Ocuphire common stock, par value $0.0001 (the Ocuphire Common Stock) to the Investors, which shares will be exchangeable in the Merger for approximately 15% of the Pre-Merger Financing fully diluted shares. In addition, (i) Ocuphire will deposit three times the number of Initial Shares of Ocuphire Common Stock (the Additional Shares, and together with the Initial Shares the Pre-Merger Financing Shares) into escrow with an escrow agent for the benefit of the Investors, to be exchanged for Rexahn common stock in the Merger, and to be delivered, in whole or in part, based on the formula set forth below, out of escrow to the Investors if 85% of the average of the five lowest volume-weighted average trading prices of a share of Rexahn common stock on the Nasdaq Capital Market (Nasdaq) during the first ten trading days (or earlier at the election of any Investor) immediately following the closing date of the Pre-Merger Financing (which closing date will be the same date as the Closing of the Merger) is lower than the effective price per share paid by the Investors for the number of shares of Rexahn common stock issued to the Investors at the Effective Time in exchange for the Initial Shares (the “Converted Initial Shares”), and (ii) on the tenth trading day following the closing date of the Pre-Merger Financing (the Warrant Closing Date), Rexahn will issue to the Investors (x) Series A warrants to purchase shares of Rexahn common stock, as further described below (the Series A Warrants) and (y) Series B warrants to purchase shares of Rexahn common stock, as further described below (the Series B Warrants, together with the Series A Warrants, the Investor Warrants and, together with the Pre-Merger Financing Shares, the Purchased Securities).
Series A Warrants
The Series A Warrants will be issued on the Warrant Closing Date, will have an initial exercise price per share equal to 120% of the per share Final Purchase Price, will be immediately exercisable and will have a term of five years from the date of issuance. The Series A Warrants issued to each Investor will initially be exercisable for an amount of Rexahn common stock equal to the sum of (i) the number of Converted Initial Shares issued to the Investor, (ii) the number of shares of Rexahn common stock issued to the escrow agent at such time in exchange for the Additional Shares (the Converted Additional Shares) delivered or deliverable to the Investor as of the Warrant Closing Date and (iii) the number of shares, if any, underlying the Series B Warrants held by the Investor as of the Warrant Closing Date.
The Series A Warrants will provide that, until the second anniversary of the date on which all shares of Rexahn common stock issued and issuable to the Investors (including any shares underlying the Investor Warrants) (the Underlying Securities) may be sold without restriction or limitation pursuant to Rule 144 (provided that the combined company satisfies the current public information requirements under Rule 144(c), and if it does not satisfy such requirements (a Public Information Failure), the second anniversary of such later date on which the Public Information Failure is cured and no longer prevents the Investors from selling all of the Underlying Securities), if Rexahn publicly announces, issues or sells, enters into a definitive, binding agreement pursuant to which Rexahn is required to issue or sell or is deemed, pursuant to the provisions of the Series A Warrants, to have issued or sold, any shares of Rexahn common stock for a price per share lower than the exercise price then in effect, subject to certain limited exceptions, then the exercise price of the Series A Warrants shall be reduced to such lower price per share. Further, on each Reset Date (as defined below) the Series A Warrants will be adjusted downward (but not increased) such that the exercise price thereof becomes 120% of the Reset Price (as defined below), and the number of shares underlying the Series A Warrants will be increased (but not decreased) to the quotient of (a) (i) the exercise price in effect prior to such Reset (as defined below) multiplied by (ii) the number of shares underlying the Series A Warrants prior to the Reset divided by (b) the resulting exercise price. In addition, the exercise price and the number of shares of Rexahn common stock issuable upon exercise of the Series A Warrants will also be subject to adjustment in the event of any stock splits, dividends or distributions or other similar transactions.

Ocuphire Pharma, Inc.

Notes to condensed financial statements (unaudited), continued
Series B Warrants
The Series B Warrants will be issued to each Investor on the Warrant Closing Date, and each Investor’s Series B Warrants will have an exercise price per share of $0.0001, will be immediately exercisable and will expire on the day following the later to occur of (i) one year after the Warrant Closing Date, and (ii) the date on which the Investor’s Series B Warrants have been exercised in full (without giving effect to any limitation on exercise contained therein) and no shares remain issuable thereunder. Each Investor’s Series B Warrants will be initially exercisable for an amount of Rexahn common stock equal to the number (if positive) obtained by subtracting (i) the sum of (a) the number of Converted Initial Shares issued to the Investor and (b) the number of Converted Additional Shares delivered or deliverable to the Investor as of the Warrant Closing Date, from (ii) the quotient determined by dividing (a) the pro rata portion of the Purchase Price paid by the Investor by (b) 85% of the average of the five lowest volume-weighted average trading prices of a share of Rexahn common stock on Nasdaq during the first ten trading days (or earlier at the election of any Investor) immediately following the Closing of the Merger, subject to the Floor Price (as defined below).
Additionally, every ninth trading day up to and including the 45th trading day (each, a Reset Date) following (i) the earlier date to occur of (x) such time as all of the Underlying Securities may be sold without restriction or limitation pursuant to Rule 144 and (y) six months following the issuance date (such earlier date, the Six Month Reset Date) and (ii) if a Public Information Failure has occurred at any time following the Six Month Reset Date, the earlier to occur of (x) the date that such Public Information Failure is cured and no longer prevents the holder from selling all Underlying Securities pursuant to Rule 144 without restriction or limitation and (y) the earlier to occur of (I) the date all of the Underlying Securities may be sold without restriction or limitation pursuant to Rule 144 and without the requirement to be in compliance with Rule 144(c)(1) and (II) one year after the issuance date (each such date provided in the foregoing clauses (i), (ii) and (iii), an End Reset Measuring Date) (such 45 trading day period, the Reset Period and each such 45th trading day after an End Reset Measuring Date, an End Reset Date), the number of shares issuable upon exercise of each Investor’s Series B Warrants shall be increased (a Reset) to the number (if positive) obtained by subtracting (i) the sum of (a) the number of Converted Initial Shares issued to the Investor and (b) the number of Converted Additional Shares delivered or deliverable to the Investor as of the Warrant Closing Date, from (ii) the quotient determined by dividing (a) the pro rata portion of the Purchase Price paid by the Investor, by (b) the greater of (x) the arithmetic average of the five lowest dollar volume-weighted average prices of a share of Rexahn common stock on Nasdaq during the applicable Reset Period immediately preceding the applicable Reset Date to date and (y) a floor price per share (the Floor Price) calculated based on a pre-money valuation (of the Combined Company, assuming for this purpose the pre-money issuance of the Converted Initial Shares and Converted Additional Shares) of $10 million (such number resulting in this clause (b), the Reset Price).
Other
In the ordinary course of business, from time to time, the Company may be subject to a broad range of claims and legal proceedings that relate to contractual allegations, patent infringement and other claims. In addition, the Company from time to time may be potentially committed to reimburse third parties for costs incurred associated with business development related transactions upon the achievement of certain milestones. The Company establishes accruals when applicable for matters and commitments which it believes losses are probable and can be reasonably estimated. To date, no loss contingency for such matters and potential commitments have been recorded. Although it is not possible to predict with certainty the outcome of these matters or potential commitments, the Company is of the opinion that the ultimate resolution of these matters and potential commitments will not have a material adverse effect on its results of operations or financial position.

Ocuphire Pharma, Inc.

Notes to condensed financial statements (unaudited), continued
3. Supplemental Balance Sheet Information
Property and Equipment, net
Property and equipment held for use by category are presented in the following table as of:
	June 30, 2020	December31, 2019
Equipment	$20,175	$20,175
Furniture	4,762	4,762
Total property and equipment	24,937	24,937
Less accumulated depreciation	(9,133)	(2,762)
Property and equipment, net	$15,804	$22,175
Depreciation expense for the three and six months ended June 30, 2020 was $1,008 and $6,371, respectively. Depreciation expense was $359 for three and six month periods ended June 30, 2019.
Accrued Liabilities
Accrued liabilities consist of the following as of:
	June 30, 2020	December 31, 2019
Deferred offering and issuance costs	$897,205	$—
Payroll	356,217	350,082
Professional services	50,000	262,397
Other	1,968	9,192
Total	$1,305,390	$621,671
4. Convertible Notes
The Company entered into a series of convertible note financings (the Convertible Notes) with certain investors beginning on May 25, 2018. The total issuance of Convertible Notes through June 30, 2020 amounted to $8,472,500 (see Note 5 – Related Party Transactions).
On June 8, 2020, the Company amended the Convertible Notes (the Conversion Agreement). Under the Conversion Agreement, upon such date selected by the Company following Rexahn’s receipt of the required Rexahn stockholder vote and prior to the effectiveness of the Merger, each Convertible Note shall automatically and without any action required by any purchaser or the Company be cancelled and, simultaneously with such cancellation, convert into that number of fully paid and non-assessable shares of the Company’s common stock that is equal to 175% times the outstanding principal and accrued but unpaid interest (Note Value) divided by the conversion price (the Conversion Price), rounded to the nearest whole share. The Conversion Price has the meaning of the per share price resulting from the quotient of (1) $100,000,000 less the aggregate amount of 175% times the Note Value of all of the Convertible Notes divided by (2) the fully diluted shares (the Fully Diluted Shares). Fully Diluted Shares has the meaning of: (1) all of the issued outstanding shares of the Company’s common stock; and (2) the aggregate number of shares of the Company’s common stock reserved for issuance under all outstanding options or other awards under equity incentive plans of the Company in effect as of such date of determination.
The addition of the new conversion feature under the Conversion Agreement represented a substantial modification to the Convertible Notes, and as such, the Company recorded the modification as a note extinguishment. On the modification date, the fair value of the Convertible Notes (inclusive of the embedded features) was $1,260,350 lower upon modification than the aggregate of the carrying value of the Convertible Notes and the fair value of the embedded features; the difference was recorded as a gain on note extinguishment

Ocuphire Pharma, Inc.

Notes to condensed financial statements (unaudited), continued
in the accompanying condensed statements of comprehensive loss for the three and six months ended June 30, 2020. Lastly, an increase to additional paid-in capital in the amount of $970,628 was recorded in connection with the Conversion Agreement to account for the excess of the Convertible Notes’ fair value over the aggregate value of outstanding note principal, accrued interest and fair value of the premium conversion derivatives upon execution of the Conversion Agreement.
Previous to the Conversion Agreement, the Convertible Notes were amended on January 22, 2019 and again on November 20, 2019. The January 2019 amendment was accounted for as a note modification for financial accounting purposes. The modification resulted in an additional discount to the Convertible Notes in the amount of $58,837 with a corresponding increase to the premium conversion derivative liability.
The Convertible Notes accrue interest at a rate of 8% per annum, calculated on a 365-day year basis. Interest expense on principal during the three and six months ended June 30, 2020 was $168,986 and $306,584, respectively, and $52,156 and $85,790 during the three and six months ended June 30, 2019, respectively.
The outstanding principal of, and accrued interest on the Convertible Notes are payable on demand at any time as of the first to occur of (i) September 30, 2020 or (ii) an event of default (each defined by the Convertible Notes as a Payoff Event). If, prior to a Payoff Event, the Company (i) completes an initial public offering (IPO), (ii) completes a change in control (CIC), (iii) completes a sale and issuance of its capital stock resulting in gross proceeds to the Company of at least $5 million (Qualified Financing), (iv) completes a reverse merger transaction (Reverse Merger), or (v) upon close of the Merger, then the outstanding principal of, and accrued but unpaid interest on the Convertible Notes will automatically convert upon the earliest of such events to occur as follows:
•
IPO: The Convertible Notes will automatically convert into the number of fully paid and non-assessable shares of the Company’s common stock equal to One Hundred and Seventy-Five Percent (175%) times the Note Value divided by the per share price such shares are issued to purchasers of the Company’s equity securities in the IPO rounded to the nearest whole share.

•
CIC: The Convertible Notes will automatically convert immediately prior to the effectiveness of such CIC into that number of fully paid and non-assessable shares of the Company’s common stock equal to Two Hundred Percent (200%) of the Note Value divided by the per share price of the Company’s common stock at which the Company’s common stock is valued in such CIC (after giving effect to such conversion). The Convertible Note holder shall be entitled to the same contractual rights and be bound by the same restrictions and obligations as the other stockholders of the Company in such CIC.

•
Qualified Financing: The Convertible Notes will automatically convert into that number of fully paid and non-assessable shares of the Company that are issued by the Company in the Qualified Financing, determined by dividing an amount equal to One Hundred and Seventy-Five Percent (175%) times the Note Value by the per share price such shares of the Company are issued to purchasers of the Company’s equity securities in the Qualified Financing, rounded to the nearest whole share. The Convertible Note holder shall be entitled to the same contractual rights and be bound by the same restrictions and obligations as the other purchasers of shares in the Qualified Financing. A Qualified Financing is defined as a sale and issuance of capital stock of the Company (or its successor) in a single transaction or series of related transactions resulting in gross proceeds to the Company of not less than $5,000,000 (including new equity investment of at least $1,000,000 plus the sum of the outstanding principal amount of the Convertible Notes being so converted under this provision).

•
Reverse Merger (excluding close of Merger with Rexahn): The Convertible Notes will shall automatically convert into that number of fully paid and non-assessable shares of the Combined Company whose shares are publicly traded in the United States or other jurisdiction following the completion of the Reverse Merger (the Reverse Merger Parent), determined by dividing an amount equal to One Hundred and Seventy-Five Percent (175%) times the Note Value divided by the per share price at which such shares are issued by the Reverse Merger Parent in such Reverse Merger, rounded to the nearest whole share. The Convertible Note holder shall be entitled to the same contractual rights and be bound by the same restrictions and obligations as the other stockholders of the Company in the Reverse Merger.

•	Close of Merger with Rexahn – as defined above under the Conversion Agreement.

Ocuphire Pharma, Inc.

Notes to condensed financial statements (unaudited), continued
The Company is not permitted to prepay the Convertible Notes prior to a Payoff Event. The Convertible Notes contain default provisions, and when triggered, the holders of the Convertible Notes may immediately accelerate payment of the Convertible Notes and the outstanding principal and interest becomes payable immediately. During a period of default, interest is assessed at a 12% per annum rate.
Redemption Features
The Company determined that all of the conversion provisions, except for the conversion provision upon Merger close, were redemption features that qualified as embedded derivatives. The qualifying embedded derivatives were collectively separated from their debt host upon the issuance of the Convertible Notes. The bifurcation of the embedded derivatives from the debt host resulted in a discount to the Convertible Notes in the amount of $831,172 during the three and six months ended June 30, 2020, and $965,961 and $1,040,772 during the three and six month periods ended June 30, 2019, respectively. The embedded derivatives were accounted for separately on a fair market value basis. The fair value of the derivatives was $1,179,765 and $2,713,668 at June 30, 2020 and December 31, 2019, respectively, and was included in the premium conversion derivatives line item on the accompanying condensed balance sheets. The Company recorded the fair value changes of the premium conversion derivatives to the fair value change line item in the accompanying condensed statements of comprehensive loss which amounted to an expense of $919,409 and $721,444 during the three and six months ended June 30, 2020, respectively, and $34,653 and $132,083 during the three and six months ended June 30, 2019, respectively.
The Company recorded a discount to the Convertible Notes, attributed to both third party costs in connection with the note extinguishment and note issuance costs, of $10,256 and $10,495 during the three and six months ended June 30, 2020, respectively, and $1,035 and $1,698 associated with note issuance costs during the three and six month periods ended June 30, 2019, respectively.
The note discounts are being amortized to interest expense over the term of the Convertible Notes using the straight-line method which approximates the effective interest method and amounted to $519,879 and $936,040 during the three and six months ended June 30, 2020, respectively, and $161,772 and $234,079 during the three and six months ended June 30, 2019, respectively.
5. Related Party Transactions
The Company incurred consulting expenses from one officer who is also a board member in the amount of $16,667 and $29,222 during the three and six months ended June 30, 2019, respectively. None of the consulting expenses to the officer were unpaid as of June 30, 2020 and December 31, 2019.
Convertible Notes with Related Parties
The Company entered into Convertible Notes with certain investors beginning on May 25, 2018. Through June 30, 2020, Convertible Notes in the principal aggregate amount equal to $747,086 were issued to four board members and to two officers, one of which was also a board member of the Company. See Note 4 – Convertible Notes.
Apexian Sublicense Agreement
The Company entered into a sublicense agreement with Apexian Pharmaceuticals, Inc. (Apexian) and issued a total of 843,751 shares of common stock to Apexian and to certain affiliates of Apexian. See Note 8 – Apexian Sublicense Agreement.

Ocuphire Pharma, Inc.

Notes to condensed financial statements (unaudited), continued
6. Share-based Compensation
Share-based compensation expense was included in general and administrative and research and development costs as follows in the accompanying condensed statements of comprehensive loss for the periods indicated below:
	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
General and administrative	$159,061	$42,397	$201,461	$90,225
Research and development	157,403	28,227	176,327	66,261
Total share-based compensation	$316,464	$70,624	$377,788	$156,486
Stock Options
In April 2018, the Company adopted a 2018 Equity Incentive Plan (the 2018 Plan) under which 1,175,000 shares of the Company’s common stock were reserved for issuance to employees, directors, and consultants upon the amendment of the 2018 Plan in December 2019. The 2018 Plan permits the grant of incentive and non-statutory stock options, appreciation rights, restricted stock, restricted stock units, performance stock and cash awards, and other share-based awards. During the three and six months ended June 30, 2020, 200,281 stock options to consultants were granted, generally vesting over a twelve (12) to twenty-one (21) month period. During the three and six month periods ended June 30, 2019, 21,500 and 47,500 stock options to consultants were granted, respectively, generally vesting over a twelve (12) month period. The share-based compensation expense attributed to the stock options during the three and six months ended June 30, 2020 was $316,464 and $377,788, respectively. The share-based compensation expense attributed to the stock options during the three and six month periods ended June 30, 2019 was $69,014 and $132,847, respectively.
The weighted average fair value per share of options granted during the three and six months ended June 30, 2020 was $6.32. The weighted average fair value per share of options granted during the three and six month periods ended June 30, 2019 was $0.83 and $0.76, respectively. The Company measures the fair value of stock options with service-based and performance-based vesting criteria to employees, consultants and directors on the date of grant using the Black-Scholes option pricing model. The Company does not have history to support a calculation of volatility and expected term. As such, the Company has used a weighted-average volatility considering the volatilities of several guideline companies.
For purposes of identifying similar entities, the Company considered characteristics such as industry, length of trading history, and stage of life cycle. The assumed dividend yield was based on the Company’s expectation of not paying dividends in the foreseeable future. The average expected life of the options was determined based on the mid-point between the vesting date and the end of the contractual term according to the “simplified method” as described in Staff Accounting Bulletin 110, where appropriate, or based on the contractual term of the grant agreement. The risk-free interest rate is determined by reference to implied yields available from U.S. Treasury securities with a remaining term equal to the expected life assumed at the date of grant. The Company records forfeitures when they occur.
The weighted-average assumptions used in the Black-Scholes option-pricing model are as follows during the three and six months ended June 30:
	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Expected stock price volatility	95.5%	85.8%	95.5%	85.3%
Expected life of options (years)	10.0	5.3	10.0	5.2
Expected dividend yield	0%	0%	0%	0%
Risk free interest rate	0.7%	1.7%	0.7%	2.1%

Ocuphire Pharma, Inc.

Notes to condensed financial statements (unaudited), continued
During the three months ended June 30, 2020 and 2019, 13,806 and 103,736 stock options vested, respectively. During the six months ended June 30, 2020 and 2019, 76,856 and 200,372 stock options vested, respectively. During the six months ended June 30, 2020 and 2019, 7,500 and zero stock options were forfeited, respectively.
Restricted Stock Awards
The Company did not grant any restricted stock awards (RSAs) during the three and six months ended June 30, 2020 and 2019. The RSAs granted in fiscal 2018 were subject to various vesting schedules. A portion of the RSAs vested immediately upon issue with the remainder of shares generally vested ratably over a two (2) to twelve (12) month period coinciding with their respective service period requirements. During the three and six month periods ending June 30, 2019, 3,100 and 61,100 RSAs vested, respectively. The RSAs were all fully vested as of June 30, 2019. No RSAs were forfeited during the periods presented. The share-based compensation expense attributed to the RSAs during the three and six months ended June 30, 2019 was $1,610 and $23,639, respectively.
As of June 30, 2020, no shares were available for future issuance under the 2018 Plan. Unrecognized share-based compensation cost was $1,382,417 as of June 30, 2020. The unrecognized share-based expense is expected to be recognized over a weighted average period of 0.9 years.
7. Income Taxes
The effective tax rate for the three and six months ended June 30, 2020 and 2019 was zero percent.
As of June 30, 2020 and December 31, 2019, a full valuation allowance has been established to reduce the Company’s net deferred income tax assets. As such, no tax benefit related to the Company’s pre-tax loss was recognized for any of the periods presented.
The Company’s corporate returns are subject to examination for the 2018 tax years for federal income tax purposes and subject to examination for the 2018 tax years in one state jurisdiction. Prior to these periods, the Company filed partnership returns, resulting in its income being passed through to its members. The Company does not have any reserves for income taxes that represent the Company’s potential liability for uncertain tax positions.
8. Apexian Sublicense Agreement
On January 21, 2020, as amended on June 4, 2020, the Company entered into a sublicense agreement (the Sublicense Agreement) with Apexian, a related party, pursuant to which it obtained exclusive worldwide patent and other intellectual property rights that constitute a Ref-1 Inhibitor program relating to therapeutic applications to treat disorders related to ophthalmic and diabetes mellitus conditions. The lead compound in the Ref-1 Inhibitor program is APX3330, which the Company intends to develop as an oral pill therapeutic to treat diabetic retinopathy and diabetic macular edema initially, and potentially later to treat wet age-related macular degeneration.
In connection with the Sublicense Agreement, the Company issued a total of 843,751 shares of its common stock to Apexian, a related party, and to certain affiliates of Apexian. The share issuance transaction was recorded in the amount of $2,126,253 as IPR&D expense based on the fair market value of the common shares issued since no processes or activities that would constitute a “business” were acquired and none of the rights and underlying assets acquired had alternative future uses or reached a stage of technological feasibility. In addition, the Company shall pay any balance remaining of $400,000 of Ref-1 Inhibitor program costs to Apexian following the Company’s listing on a major stock exchange.
The Company also agreed to make one-time milestone payments under the Sublicense Agreement for each of the first ophthalmic indication and the first diabetes mellitus indication for the Development and Regulatory milestones, and once for each of the Sales milestones. These milestone payments include (i) payments for specified developmental and regulatory milestones (including completion of the first Phase 2 trial and the first Phase 3 pivotal trial in the United States, and filing and achieving regulatory approval from the FDA for the first

Ocuphire Pharma, Inc.

Notes to condensed financial statements (unaudited), continued
New Drug Application for a compound) totaling up to $11 million in the aggregate and (ii) payments for specified sales milestones of up to $20 million in the aggregate, which net sales milestone payments are payable once, upon the first achievement of such milestone. Lastly, the Company also agreed to make a royalty payment equal to a single-digit percentage of its net sales of products associated with the covered patents under the Sublicense Agreement.
Beginning on December 31, 2020, if the Company has not (i) listed shares of its capital stock on a major stock exchange or (ii) completed a reverse merger or similar transaction with a corporation whose securities are listed on a major stock exchange, either the Company or Apexian may terminate the Sublicense Agreement. In the event of such termination, Apexian and its affiliates would forfeit their shares of the Company’s common stock and the Company’s intellectual property rights under the Sublicense Agreement would terminate. If it is not terminated pursuant to its terms, the Sublicense Agreement shall remain in effect until expiration of the last to expire of the covered patents.
None of the milestone or royalty payments were triggered as of June 30, 2020.
9. Net loss per share
Basic loss per share of common stock is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the period. Diluted earnings or loss per share of common stock is computed similarly to basic earnings or loss per share except the weighted average shares outstanding are increased to include additional shares from the assumed exercise of any common stock equivalents, if dilutive. The Company’s convertible notes, restricted stock awards and stock options, while outstanding, are considered common stock equivalents for this purpose. Diluted earnings is computed utilizing the treasury method for the restricted stock awards and stock options. Diluted earnings with respect to the convertible notes utilizing the if-converted method was not applicable during the periods presented as no conditions required for conversion had occurred. No incremental common stock equivalents were included in calculating diluted loss per share because such inclusion would be anti-dilutive given the net loss reported for the periods presented.
The following potential common shares were not considered in the computation of diluted net loss per share as their effect would have been anti-dilutive for the three and six month periods ended June 30 presented below:
	2020	2019
Stock options	1,175,000	481,219
10. Subsequent Events
Ocuphire evaluated the impact of subsequent events through August 26, 2020, which is the date the financial statements were available to be issued.

Annex A
Execution Version
AGREEMENT AND PLAN OF MERGER
AND REORGANIZATION
among:
REXAHN PHARMACEUTICALS, INC.,
a Delaware corporation;
RAZOR MERGER SUB, INC.,
a Delaware corporation; and
OCUPHIRE PHARMA, INC.
a Delaware corporation
Dated as of June 17, 2020

A-i

A-ii

A-iii

Schedules:
Company Disclosure Schedule
Parent Disclosure Schedule
Schedule 5.6
Exhibits:
Exhibit A	Definitions
Exhibit B	Form of Company Stockholder Support Agreement
Exhibit C-1	Form of Company Lock-Up Agreement
Exhibit C-2	Form of Parent Lock-Up Agreement
Exhibit D	Form of Contingent Value Right Agreement
Exhibit E	Post-Closing Directors and Officers
Exhibit F	Form of 2020 Plan
A-iv

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION
THIS AGREEMENT AND PLAN OF MERGER AND REORGANIZATION (this “Agreement”) is made and entered into as of June 17, 2020, by and among REXAHN PHARMACEUTICALS, INC., a Delaware corporation (“Parent”), RAZOR MERGER SUB, INC., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), and OCUPHIRE PHARMA, INC., a Delaware corporation (the “Company”). Certain capitalized terms used in this Agreement are defined in Exhibit A.
RECITALS
A. Parent and the Company intend to effect a merger of Merger Sub with and into the Company (the “Merger”) in accordance with this Agreement and the DGCL. Upon consummation of the Merger, Merger Sub will cease to exist and the Company will become a wholly owned subsidiary of Parent.
B. The Parties intend that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and by executing this Agreement, the Parties intend to adopt a plan of reorganization within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3.
C. The Parent Board has (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Parent and its stockholders, (ii) approved and declared advisable this Agreement and the Contemplated Transactions, including the issuance of shares of Parent Common Stock to the stockholders of the Company pursuant to the terms of this Agreement and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of Parent vote to approve the Parent Stockholder Matters.
D. The Merger Sub Board has (i) determined that the Contemplated Transactions are fair to, advisable, and in the best interests of Merger Sub and its sole stockholder, (ii) approved and declared advisable this Agreement and the Contemplated Transactions and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholder of Merger Sub votes to adopt this Agreement and thereby approve the Contemplated Transactions.
E. The Company Board has (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of the Company and its stockholders, (ii) approved and declared advisable this Agreement and the Contemplated Transactions and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of the Company vote to approve the Company Stockholder Matters.
F. Concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Parent’s willingness to enter into this Agreement, the officers, directors and stockholders of the Company listed in Section A of the Company Disclosure Schedule (solely in their capacity as stockholders of the Company) (the “Company Signatories”) are executing (a) support agreements in favor of Parent in substantially the form attached hereto as Exhibit B (the “Company Stockholder Support Agreement”), pursuant to which the Company Signatories have, subject to the terms and conditions set forth therein, agreed to vote all of their shares of Company Common Stock in favor of the Company Stockholder Matters and against any proposals that compete with the Contemplated Transactions, and (b) lock-up agreements in substantially the form attached hereto as Exhibit C-1 (the “Company Lock-Up Agreement”).
G. Concurrently with the execution and delivery of this Agreement and as a condition and inducement to the Company’s willingness to enter into this Agreement, the officers and directors of Parent listed in Section A of the Parent Disclosure Schedule (solely in their capacity as stockholders of Parent) (the “Parent Signatories”) are executing lock-up agreements in substantially the form attached hereto as Exhibit C-2 (the “Parent Lock-Up Agreement”).
H. It is expected that promptly after the Registration Statement is declared effective under the Securities Act (but in no event later than five (5) Business Days following the effectiveness of the Registration Statement), the Company shall deliver the Company Stockholder Written Consent evidencing the Required Company Stockholder Vote.

I. Prior to the execution and delivery of this Agreement, and as a condition of the willingness of Parent to enter into this Agreement, certain investors have executed one or more Subscription Agreements with the Company pursuant to which such investors have purchased and/or agreed to purchase certain shares of capital stock of the Company prior to the Closing in connection with the Pre-Closing Financing.
AGREEMENT
The Parties, intending to be legally bound, agree as follows:
Section 1.	DESCRIPTION OF TRANSACTION
1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company, and the separate existence of Merger Sub shall cease. Following the Effective Time, the Company will continue as the surviving corporation in the Merger (the “Surviving Corporation”).
1.2 Effects of the Merger. The Merger shall have the effects set forth in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL. As a result of the Merger, the Company will become a wholly owned subsidiary of Parent.
1.3 Closing; Effective Time. Unless this Agreement is earlier terminated pursuant to the provisions of Section 9.1, and subject to the satisfaction or waiver of the conditions set forth in Sections 6, 7 and 8, the consummation of the Merger (the “Closing”) shall take place remotely as promptly as practicable (but in no event later than the third (3rd) Business Day following the satisfaction or waiver (to the extent permitted by applicable Law) of the last to be satisfied or waived of the conditions set forth in Sections 6, 7 and 8, other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of each of such conditions), or at such other time, date and place as Parent and the Company may mutually agree in writing. The date on which the Closing actually takes place is referred to as the “Closing Date.” At the Closing, the Parties shall cause the Merger to be consummated by executing and filing with the Secretary of State of the State of Delaware a certificate of merger with respect to the Merger, satisfying the applicable requirements of the DGCL and in a form reasonably acceptable to Parent and the Company (the “Certificate of Merger”). The Merger shall become effective at the time of the filing of such Certificate of Merger with the Secretary of State of the State of Delaware or at such later time as may be specified in such Certificate of Merger with the consent of Parent and the Company (the time as of which the Merger becomes effective being referred to as the “Effective Time”).
1.4 Certificate of Incorporation and Bylaws; Directors and Officers. At the Effective Time:
(a) the certificate of incorporation of the Surviving Corporation shall be amended and restated in its entirety to read identically to the certificate of incorporation of Merger Sub as in effect immediately prior to the Effective Time, until thereafter amended as provided by the DGCL and such certificate of incorporation; provided, however, that at the Effective Time, Parent shall file an amendment to the Surviving Corporation’s certificate of incorporation to (i) change the name of the Surviving Corporation to “OcuSub, Inc.” and (ii) make such other changes as are mutually agreed to by Parent and the Company;
(b) the certificate of incorporation of Parent shall be identical to the certificate of incorporation of Parent immediately prior to the Effective Time, until thereafter amended as provided by the DGCL and such certificate of incorporation, provided, however, that at the Effective Time, Parent shall file an amendment to its certificate of incorporation, to the extent approved by the requisite holders of Parent Common Stock as contemplated by Section 5.3, to (i) change the name of Parent to “Ocuphire Pharma, Inc.”, (ii) effect the Nasdaq Reverse Split and (iii) make such other changes as are mutually agreeable to Parent and the Company;
(c) the bylaws of the Surviving Corporation shall be amended and restated in their entirety to read identically to the bylaws of Merger Sub as in effect immediately prior to the Effective Time (except that the name of the Surviving Corporation in such bylaws shall reflect the name identified in Section 1.4(a)), until thereafter amended as provided by the DGCL and such bylaws;
(d) the directors and officers of Parent, each to hold office in accordance with the certificate of incorporation and bylaws of Parent, shall be as set forth in Section 5.11; and

(e) the directors and officers of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation, shall be the directors and officers of Parent as set forth in Section 5.11, after giving effect to the provisions of Section 5.11, or such other persons as shall be mutually agreed upon by Parent and the Company.
1.5 Conversion of Shares.
(a) At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or any stockholder of the Company or Parent:
(i) any shares of Company Common Stock held as treasury stock or held or owned by the Company, Merger Sub or any Subsidiary of the Company immediately prior to the Effective Time shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor; and
(ii) subject to Section 1.5(c) and Section 1.9, each share of Company Common Stock outstanding immediately prior to the Effective Time (excluding shares to be canceled pursuant to Section 1.5(a)(i), excluding Dissenting Shares and after giving effect to the Pre-Closing Financing and the Convertible Note Conversion) shall be automatically converted solely into the right to receive a number of shares of Parent Common Stock equal to the Exchange Ratio (the “Merger Consideration”).
(b) If any shares of Company Common Stock outstanding immediately prior to the Effective Time are unvested or are subject to a repurchase option or a risk of forfeiture under any applicable restricted stock purchase agreement or other similar agreement with the Company, then the shares of Parent Common Stock issued in exchange for such shares of Company Common Stock will to the same extent be unvested and subject to the same repurchase option or risk of forfeiture, and such shares of Parent Common Stock shall accordingly be marked with appropriate legends. The Company shall take all actions that may be necessary to ensure that, from and after the Effective Time, Parent is entitled to exercise any such repurchase option or other right set forth in any such restricted stock purchase agreement or other agreement in accordance with its terms.
(c) No fractional shares of Parent Common Stock shall be issued in connection with the Merger, and no certificates or scrip for any such fractional shares shall be issued. Any holder of Company Common Stock who would otherwise be entitled to receive a fraction of a share of Parent Common Stock (after aggregating all fractional shares of Parent Common Stock issuable to such holder) shall, in lieu of such fraction of a share and upon surrender by such holder of a letter of transmittal in accordance with Section 1.8 and any accompanying documents as required therein, be paid in cash the dollar amount (rounded to the nearest whole cent), without interest, determined by multiplying such fraction by the Parent Closing Price.
(d) All Company Options outstanding immediately prior to the Effective Time under the Company Plan shall be treated in accordance with Section 5.4(a).
(e) All Parent Options outstanding immediately prior to the Effective Time under the 2013 Plan shall be treated in accordance with Section 5.4(d).
(f) All Parent Options outstanding immediately prior to the Effective Time under the 2003 Plan shall be treated in accordance with Section 5.4(e).
(g) All Parent Warrants and Replacement Warrants outstanding immediately prior to the Effective Time shall be treated in accordance with Section 5.4(f).
(h) Each share of common stock, $0.0001 par value per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, $0.0001 par value per share, of the Surviving Corporation. Each stock certificate of Merger Sub, if any, evidencing ownership of any such shares shall, as of the Effective Time, evidence ownership of such shares of common stock of the Surviving Corporation.
(i) If, between the time of calculating the Exchange Ratio and the Effective Time, any outstanding shares of Company Common Stock or Parent Common Stock shall have been changed into, or exchanged for, a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split (including the Nasdaq Reverse Split to the extent such split has not been previously taken into account in calculating the Exchange Ratio), combination or exchange of shares or other like change, the Exchange Ratio shall, to the extent necessary, be equitably adjusted to reflect such change to the extent necessary to provide the holders of Company Common Stock, Company Options, Parent Common Stock, Parent Options, Parent Warrants and Replacement Warrants with the same economic effect as contemplated by this Agreement prior to such stock dividend, subdivision, reclassification, recapitalization, split (including the Nasdaq Reverse Split to the extent such split has not been previously taken into account in calculating the Exchange Ratio), combination or exchange of shares or other like change; provided, however, that nothing herein will be construed to permit the Company or Parent to take any action with respect to Company Common Stock or Parent Common Stock, respectively, that is prohibited or not expressly permitted by the terms of this Agreement.
1.6 Closing of the Company’s Transfer Books. At the Effective Time: (a) all shares of Company Common Stock outstanding immediately prior to the Effective Time (after giving effect to the Pre-Closing Financing and the Convertible Note Conversion) shall be treated in accordance with Section 1.5(a), and all holders of (i) certificates representing shares of Company Common Stock and (ii) book-entry shares representing shares of Company Common Stock (“Book-Entry Shares”), in each case, that were outstanding immediately prior to the Effective Time shall cease to have any rights as stockholders of the Company; and (b) the stock transfer books of the Company shall be closed with respect to all shares of Company Common Stock outstanding immediately prior to the Effective Time. No further transfer of any such shares of Company Common Stock shall be made on such stock transfer books after the Effective Time. If, after the Effective Time, a valid certificate previously representing any shares of Company Common Stock outstanding immediately prior to the Effective Time (a “Company Stock Certificate”) is presented to the Exchange Agent or to the Surviving Corporation, such Company Stock Certificate shall be canceled and shall be exchanged as provided in Sections 1.5 and 1.8.
1.7 Contingent Value Right.
(a) Holders of Parent Common Stock of record as of immediately prior to the Effective Time shall be entitled to one contractual contingent value right (“CVR”) issued by Parent subject to and in accordance with the terms and conditions of the Contingent Value Rights Agreement, attached hereto as Exhibit D (the “CVR Agreement”), for each share of Parent Common Stock held by such holders.
(b) At or prior to the Effective Time, Parent shall authorize and duly adopt, execute and deliver, and will ensure that the Exchange Agent and CVR Representative (as defined in the CVR Agreement) execute and deliver, the CVR Agreement, subject to any reasonable revisions to the CVR Agreement that are requested by such Exchange Agent (provided that such revisions are immaterial and not, individually or in the aggregate, detrimental or adverse, taken as a whole, to any holder of a CVR). Parent and the Company shall cooperate, including by making changes to the form of CVR Agreement, as necessary to ensure that the CVRs are not subject to registration under the Securities Act, the Exchange Act or any applicable state securities or “blue sky” laws.
(c) Parent, the Exchange Agent and (if necessary) CVR Representative shall, at or prior to the Effective Time, duly authorize, execute and deliver the CVR Agreement.
1.8 Surrender of Certificates.
(a) Prior to the Closing Date, Parent and the Company shall agree upon and select a reputable bank, transfer agent or trust company to act as exchange agent in the Merger (the “Exchange Agent”). At the Effective Time, Parent shall deposit with the Exchange Agent: (i) evidence of book-entry shares representing the Parent Common Stock issuable pursuant to Section 1.5(a) and (ii) cash sufficient to make payments in lieu of fractional shares in accordance with Section 1.5(c). The Parent Common Stock and cash amounts so deposited with the Exchange Agent, together with any dividends or distributions received by the Exchange Agent with respect to such shares, are referred to collectively as the “Exchange Fund.”
(b) Promptly after the Effective Time, the Parties shall cause the Exchange Agent to mail to the Persons who were record holders of shares of Company Common Stock that were converted into the right to receive the Merger Consideration: (i) a letter of transmittal in customary form and containing such provisions as Parent may reasonably specify (including a provision confirming that delivery of Company Stock Certificates or transfer of Book-Entry Shares to the Exchange Agent shall be effected, and risk of loss and title thereto shall pass, only upon proper delivery of such Company Stock Certificates or transfer of the Book-Entry Shares to the Exchange Agent); and (ii) instructions for effecting the surrender of Company Stock Certificates or transfer of Book-Entry Shares in exchange for shares of Parent Common Stock. Upon surrender of a Company Stock Certificate or transfer of Book-Entry Share to the Exchange Agent for exchange, together with a duly executed letter of transmittal and such other documents as may be reasonably required by the Exchange Agent or Parent: (A) the holder of such Company Stock Certificate or Book-Entry Share shall be entitled to receive in exchange therefor book-entry shares representing the Merger Consideration (in a number of whole shares of Parent Common Stock) that such holder has the right to receive pursuant to the provisions of Section 1.5(a) (and cash in lieu of any fractional share of Parent Common Stock pursuant to the provisions of Section 1.5(c)); and (B) the Company Stock Certificate or Book-Entry Share so surrendered or transferred, as the case may be, shall be canceled. Until surrendered or transferred as contemplated by this Section 1.8(b), each Company Stock Certificate or Book-Entry Share shall be deemed, from and after the Effective Time, to represent only the right to receive book-entry shares of Parent Common Stock representing the Merger Consideration (and cash in lieu of any fractional share of Parent Common Stock). If any Company Stock Certificate shall have been lost, stolen or destroyed, Parent may, in its discretion and as a condition precedent to the delivery of any shares of Parent Common Stock, require the owner of such lost, stolen or destroyed Company Stock Certificate to provide an applicable affidavit with respect to such Company Stock Certificate that includes an obligation of such owner to indemnify Parent against any claim suffered by Parent related to the lost, stolen or destroyed Company Stock Certificate as Parent may reasonably request. In the event of a transfer of ownership of a Company Stock Certificate or Book-Entry Share that is not registered in the transfer records of the Company, payment of the Merger Consideration in respect of such Company Stock Certificate or Book-Entry Share may be made to a Person other than the Person in whose name such Company Stock Certificate or Book-Entry Share so surrendered or transferred, as the case may be, is registered if such Company Stock Certificate shall be properly endorsed or otherwise be in proper form for transfer or such Book-Entry Share shall be properly transferred and the Person requesting such payment shall pay any transfer or other Taxes required by reason of the transfer or establish to the reasonable satisfaction of Parent that such Taxes have been paid or are not applicable. The Merger Consideration and any dividends or other distributions as are payable pursuant to Section 1.8(c) shall be deemed to have been in full satisfaction of any and all rights pertaining to Company Common Stock formerly represented by such Company Stock Certificates or Book-Entry Shares.
(c) No dividends or other distributions declared or made with respect to Parent Common Stock with a record date on or after the Effective Time shall be paid to the holder of any unsurrendered Company Stock Certificate or Book-Entry Shares with respect to the shares of Parent Common Stock that such holder has the right to receive in the Merger until such holder surrenders such Company Stock Certificate or transfers such Book-Entry Shares or provides an affidavit of loss or destruction in lieu thereof in accordance with this Section 1.8 (at which time (or, if later, on the applicable payment date) such holder shall be entitled, subject to the effect of applicable abandoned property, escheat or similar Laws, to receive all such dividends and distributions, without interest).
(d) Any portion of the Exchange Fund that remains unclaimed by holders of shares of Company Common Stock as of the date that is one hundred eighty (180) days after the Closing Date shall be delivered to Parent upon demand, and any holders of Company Stock Certificates or Book-Entry Shares who have not theretofore surrendered their Company Stock Certificates or transferred their Book-Entry Shares in accordance with this Section 1.8 shall thereafter look only to Parent for satisfaction of their claims for Parent Common Stock, cash in lieu of fractional shares of Parent Common Stock and any dividends or distributions with respect to shares of Parent Common Stock.
(e) No Party shall be liable to any holder of shares of Company Common Stock or to any other Person with respect to any shares of Parent Common Stock (or dividends or distributions with respect thereto) or for any cash amounts delivered to any public official pursuant to any applicable abandoned property Law, escheat Law or similar Law.
1.9 Appraisal Rights.
(a) Notwithstanding any provision of this Agreement to the contrary, shares of Company Common Stock that are outstanding immediately prior to the Effective Time and which are held by stockholders who have exercised and perfected appraisal rights for such shares of Company Common Stock in accordance with the DGCL (collectively, the “Dissenting Shares”) shall not be converted into or represent the right to receive the Merger Consideration described in Section 1.5 attributable to such Dissenting Shares. Such stockholders shall be entitled to receive payment of the appraised value of such shares of Company Common Stock held by them in accordance with the DGCL, unless and until such stockholders fail to perfect or effectively withdraw or otherwise lose their appraisal rights under the DGCL. All Dissenting Shares held by stockholders who shall have failed to perfect or shall have effectively withdrawn or lost their right to appraisal of such shares of Company Common Stock under the DGCL (whether occurring before, at or after the Effective Time) shall thereupon be deemed to be converted into and to have become exchangeable for, as of the Effective Time, the right to receive the Merger Consideration, without interest, attributable to such Dissenting Shares upon their surrender in the manner provided in Sections 1.5 and 1.8.
(b) The Company shall give Parent prompt written notice of any demands by dissenting stockholders received by the Company, withdrawals of such demands and any other instruments served on the Company and any material correspondence received by the Company in connection with such demands, including the name of each dissenting stockholder and the number of shares of Company Common Stock to which the dissent relates, and Parent shall have the right to direct all negotiations and proceedings with respect to such demands; provided that the Company shall have the right to participate in such negotiations and proceedings. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to, or settle or offer to settle, any such demands, or approve any withdrawal of any such demands or agree to do any of the foregoing.
1.10 Further Action. If, at any time after the Effective Time, any further action is determined by the Surviving Corporation to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of the Company, then the officers and directors of the Surviving Corporation shall be fully authorized, and shall use their and its commercially reasonable efforts (in the name of the Company, in the name of Merger Sub, in the name of the Surviving Corporation and otherwise) to take such action.
1.11 Withholding. The Parties and the Exchange Agent shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement such amounts as such Party or the Exchange Agent is required to deduct and withhold under the Code or any other Law with respect to the making of such payment and shall be entitled to request any reasonably appropriate Tax forms, including an IRS Form W-9 or the appropriate IRS Form W-8, as applicable, from any recipient of payments hereunder. The payor shall provide commercially reasonable notice to the payee upon becoming aware of any such withholding obligation, and the Parties shall cooperate with each other to the extent reasonable to obtain reduction of or relief from such withholding. To the extent that amounts are so deducted and withheld and paid to the appropriate Person, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made.
1.12 Calculation of Parent Cash Amount.
(a) For the purposes of this Agreement, the “Determination Date” shall be the date that is ten (10) Business Days prior to the anticipated date for Closing, as agreed upon in good faith by Parent and the Company at least five (5) Business Days prior to the Parent Stockholders’ Meeting (the “Anticipated Closing Date”). Within five (5) Business Days following the Determination Date, Parent shall deliver to the Company a schedule (the “Parent Cash Schedule”) setting forth, in reasonable detail, Parent’s good faith, estimated calculation of the Parent Cash Amount (determined in a manner substantially consistent with the manner in which such items were determined for Parent’s most recent SEC filings) (the “Parent Cash Calculation”) as of the Anticipated Closing Date prepared and certified by Parent’s principal financial officer. Parent shall make the work papers and back-up materials used in preparing the Parent Cash Schedule, as reasonably requested by the Company, available to the Company and, if requested by the Company, its accountants and counsel at reasonable times and upon reasonable notice.
(b) Within three (3) calendar days following delivery of the Parent Cash Schedule to the Company (the “Response Date”), the Company will have the right to dispute any part of such Parent Cash Schedule by delivering a written notice to that effect (a “Dispute Notice”) to Parent. Any Dispute Notice shall identify in reasonable detail the nature of any proposed revisions to the Parent Cash Calculation.

(c) If on or prior to the Response Date, (i) the Company notifies Parent in writing that it has no objections to the Parent Cash Calculation or (ii) the Company fails to deliver a Dispute Notice as provided in Section 1.12(b), then the Parent Cash Calculation as set forth in the Parent Cash Schedule shall be deemed to have been finally determined for purposes of this Agreement and to represent the Parent Cash Amount at the Anticipated Closing Date for purposes of this Agreement.
(d) If the Company delivers a Dispute Notice on or prior to the Response Date, then Representatives of Parent and the Company shall promptly meet and attempt in good faith to resolve the disputed item(s) and negotiate an agreed-upon determination of the Parent Cash Amount, which agreed-upon Parent Cash Amount shall be deemed to have been finally determined for purposes of this Agreement and to represent the Parent Cash Amount at the Anticipated Closing Date for purposes of this Agreement.
(e) If Representatives of Parent and the Company are unable to negotiate an agreed-upon determination of the Parent Cash Amount at the Anticipated Closing Date pursuant to Section 1.12(d) within three (3) calendar days after delivery of the Dispute Notice (or such other period as Parent and the Company may mutually agree upon), then any remaining disagreements as to the Parent Cash Calculation shall be referred to Dixon Hughes Goodman LLP, provided that if such firm is unwilling or unable to serve within three (3) Business Days after any remaining disagreements are referred to it, then any remaining disagreements shall be referred to Plante Moran, PLLC, provided, further, that if such firm is unwilling or unable to serve within three (3) Business Days after any remaining disagreements are referred to it, then any remaining disagreements shall be referred to BDO USA, LLP, provided, further, that if such firm is unwilling or unable to serve within three (3) Business Days after any remaining disagreements are referred to it, then any remaining disagreements shall be referred to another independent auditor of recognized national standing mutually agreed upon by the Company and Parent (the “Accounting Firm”). Parent shall promptly deliver to the Accounting Firm the work papers and back-up materials used in preparing the Parent Cash Schedule, and Parent and the Company shall use commercially reasonable efforts to cause the Accounting Firm to make its determination within ten (10) calendar days of accepting its selection. The Company and Parent shall be afforded the opportunity to present to the Accounting Firm any material related to the unresolved disputes and to discuss the issues with the Accounting Firm; provided, however, that no such presentation or discussion shall occur without the presence of a Representative of each of the Company and Parent. The determination of the Accounting Firm shall be limited to the disagreements submitted to the Accounting Firm. The determination of the Parent Cash Amount made by the Accounting Firm shall be deemed to have been finally determined for purposes of this Agreement and to represent the Parent Cash Amount at the Anticipated Closing Date for purposes of this Agreement, and the Parties shall delay the Closing until the resolution of the matters described in this Section 1.12(e). The fees and expenses of the Accounting Firm shall be allocated between Parent and the Company in the same proportion that the disputed amount of the Parent Cash Amount that was unsuccessfully disputed by such Party (as finally determined by the Accounting Firm) bears to the total disputed amount of the Parent Cash Amount (and for the avoidance of doubt the fees and expenses to be paid by Parent shall reduce the Parent Cash Amount). If this Section 1.12(e) applies as to the determination of the Parent Cash Amount at the Anticipated Closing Date described in Section 1.12(e), upon resolution of the matter in accordance with this Section 1.12(e), the Parties shall not be required to determine the Parent Cash Amount again even though the Closing Date may occur later than the Anticipated Closing Date, except that either Party may request a re-determination of the Parent Cash Amount if the Closing Date is more than thirty (30) calendar days after the Anticipated Closing Date.
(f) Within five (5) Business Days following the end of each calendar month before the Closing Date, Parent shall provide the Company in writing its good faith estimated calculation of the Parent Cash Amount as of the last day of such calendar month.

Section 2.	REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Subject to Section 10.13(h), except as set forth in the written disclosure schedule delivered by the Company to Parent (the “Company Disclosure Schedule”), the Company represents and warrants to Parent and Merger Sub as follows:
2.1 Due Organization; Subsidiaries.
(a) The Company is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware and has all necessary corporate power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used; and (iii) to perform its obligations under all Contracts by which it is bound.
(b) The Company is duly licensed and qualified to do business, and is in good standing (to the extent applicable in such jurisdiction), under the Laws of all jurisdictions where the nature of its business requires such licensing or qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not be reasonably expected to have a Company Material Adverse Effect.
(c) The Company has no Subsidiaries, except for the Entities identified in Section 2.1(c) of the Company Disclosure Schedule; and neither the Company nor any of the Company’s Subsidiaries owns any capital stock of, or any equity, ownership or profit sharing interest of any nature in, or controls, directly or indirectly, any other Entity other than the Entities identified in Section 2.1(c) of the Company Disclosure Schedule. Each of the Company’s Subsidiaries is a corporation or other legal entity duly incorporated or otherwise organized, validly existing and, if applicable, in good standing under the Laws of the jurisdiction of its incorporation or organization, as applicable, and has all necessary corporate or other power and authority to conduct its business in the manner in which its business is currently being conducted and to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used, except where the failure to have such power or authority would not be reasonably expected to have a Company Material Adverse Effect.
(d) Neither the Company nor any of its Subsidiaries is or has otherwise been, directly or indirectly, a party to, member of or participant in any partnership, joint venture or similar business entity. Neither the Company nor any of its Subsidiaries has agreed or is obligated to make, or is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. Neither the Company nor any of its Subsidiaries has, at any time, been a general partner of, or has otherwise been liable for, any of the debts or other obligations of, any general partnership, limited partnership or other Entity.
2.2 Organizational Documents. The Company has made available to Parent accurate and complete copies of the Organizational Documents of the Company and each of its Subsidiaries in effect as of the date of this Agreement. Neither the Company nor any of its Subsidiaries is in material breach or violation of its respective Organizational Documents.
2.3 Authority; Binding Nature of Agreement.
(a) The Company has all necessary corporate power and authority to enter into and to perform its obligations under this Agreement and, subject to receipt of the Required Company Stockholder Vote, to consummate the Contemplated Transactions. The Company Board (at meetings duly called and held) has (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of the Company and its stockholders, (ii) authorized, approved and declared advisable this Agreement and the Contemplated Transactions and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of the Company vote to approve the Company Stockholder Matters.
(b) This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions.

2.4 Vote Required. The affirmative vote (or written consent in a form reasonably acceptable to Parent) of the holders of a majority of the shares of Company Common Stock outstanding on the record date (collectively, the “Company Stockholder Written Consent” and such vote thereon, the “Required Company Stockholder Vote”), is the only vote (or written consent) of the holders of any class or series of Company Capital Stock necessary to adopt and approve the Company Stockholder Matters, including this Agreement and the Contemplated Transactions.
2.5 Non-Contravention; Consents. Subject to obtaining the Required Company Stockholder Vote and the filing of the Certificate of Merger required by the DGCL, neither (x) the execution, delivery or performance of this Agreement by the Company, nor (y) the consummation of the Contemplated Transactions, will directly or indirectly (with or without notice or lapse of time):
(a) contravene, conflict with or result in a violation of any of the provisions of the Company’s Organizational Documents;
(b) contravene, conflict with or result in a material violation of, or, to the Knowledge of the Company, give any Governmental Body or other Person the right to challenge the Contemplated Transactions or to exercise any material remedy or obtain any material relief under, any Law or any order, writ, injunction, judgment or decree to which the Company or its Subsidiaries, or any of the assets owned or used by the Company or its Subsidiaries, is subject, except as would not reasonably be expected to be material to the Company or its business;
(c) contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by the Company or its Subsidiaries, except as would not reasonably be expected to be material to the Company or its business;
(d) contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Company Material Contract, or give any Person the right to: (i) declare a default or exercise any remedy under any Company Material Contract; (ii) any material payment, rebate, chargeback, penalty or change in delivery schedule under any Company Material Contract; (iii) accelerate the maturity or performance of any Company Material Contract; or (iv) cancel, terminate or modify any term of any Company Material Contract, except in the case of any non-material breach, default, penalty or modification; or
(e) result in the imposition or creation of any Encumbrance upon or with respect to any material asset owned or used by the Company or its Subsidiaries (except for Permitted Encumbrances).
Except for (i) any Consent set forth in Section 2.5 of the Company Disclosure Schedule under any Company Contract, (ii) the Required Company Stockholder Vote, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, and (iv) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities Laws, neither the Company nor any of its Subsidiaries is or will be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with (A) the execution, delivery or performance of this Agreement, the Company Stockholder Support Agreements and the Company Lock-Up Agreements, or (B) the consummation of the Contemplated Transactions, which if individually or in the aggregate were not given or obtained, would reasonably be expected to prevent or materially delay the ability of the Company to consummate the Contemplated Transactions. The Company Board has taken and will take all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement, the Company Stockholder Support Agreements, the Company Lock-Up Agreements and to the consummation of the Contemplated Transactions. No other state Takeover Statute or similar Law applies or purports to apply to the Merger, this Agreement, the Company Stockholder Support Agreements, the Company Lock-Up Agreements or any of the Contemplated Transactions.
2.6 Capitalization.
(a) The authorized Company Capital Stock as of the date of this Agreement consists of (i) 5,000,000 shares of Company Common Stock, par value $0.0001 per share, of which 3,543,751 shares have been issued and are outstanding as of the date of this Agreement, and (ii) 625,000 shares of Company

Preferred Stock, of which no shares have been issued and are outstanding as of the date of this Agreement. The Company does not hold any shares of its capital stock in treasury. Section 2.6(a) of the Company Disclosure Schedule lists, as of the date of this Agreement (i) each record holder of issued and outstanding Company Capital Stock and the number and type of shares of Company Capital Stock held by such holder; and (ii)(A) each holder of issued and outstanding Company Convertible Notes, (B) the date each Company Convertible Note was issued, (C) the number, issuer and type of securities subject to each such Company Convertible Note, (D) the underlying principal amount and accrued interest of such Company Convertible Notes, (E) the maturity date of each Company Convertible Note and (F) the number of shares of Company Capital Stock issuable upon the exercise of such, or upon the conversion of all securities issuable upon the exercise of such, Company Convertible Notes, including the amount of Company Capital Stock to be issued to such holder in connection with the Convertible Note Conversion.
(b) All of the outstanding shares of Company Common Stock have been duly authorized and validly issued, and are fully paid and nonassessable. None of the outstanding shares of Company Common Stock are entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right and none of the outstanding shares of Company Common Stock are subject to any right of first refusal in favor of the Company. Except as contemplated herein, there is no Company Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of Company Common Stock. The Company is not under any obligation, nor is it bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Company Common Stock or other securities. Section 2.6(b) of the Company Disclosure Schedule accurately and completely lists all repurchase or forfeiture rights held by the Company with respect to shares of Company Common Stock (including shares issued pursuant to the exercise of stock options) and specifies which of those repurchase rights are currently exercisable and whether the holder of such shares of Company Common Stock timely filed an election with the relevant Governmental Bodies under Section 83(b) of the Code with respect to such shares.
(c) Except for the Company Plan (and awards granted thereunder), the Company does not have any stock option plan or any other plan, program, agreement or arrangement providing for any equity-based compensation for any Person. As of the date of this Agreement, the Company has reserved 1,175,000 shares of Company Common Stock for issuance under the Company Plan, of which no shares have been issued and are currently outstanding, 1,175,000 shares have been reserved for issuance upon the exercise of Company Options previously granted and are currently outstanding under the Company Plan, and no shares of Company Common Stock remain available for future issuance pursuant to the Company Plan. Only shares of Company Common Stock are subject to Company Options. Section 2.6(c) of the Company Disclosure Schedule sets forth the following information with respect to each Company Option outstanding as of the date of this Agreement: (i) the name of the optionee; (ii) the number of shares of Company Common Stock subject to such Company Option at the time of grant; (iii) the number of shares of Company Common Stock subject to such Company Option as of the date of this Agreement; (iv) the exercise price of such Company Option; (v) the date on which such Company Option was granted; (vi) the applicable vesting schedule, including the number of vested and unvested shares as of the date of this Agreement and any acceleration provisions; (vii) the date on which such Company Option expires; and (viii) whether such Company Option is intended to constitute an “incentive stock option” (as defined in the Code) or a non-qualified stock option. The Company has made available to Parent accurate and complete copies of the Company Plan and all forms of stock option and other award agreements evidencing outstanding options granted thereunder. No vesting of Company Options will accelerate in connection with the Closing of the Contemplated Transactions.
(d) Except for the Company Convertible Notes set forth in Section 2.6(a) of the Company Disclosure Schedule and the Company Options set forth in Section 2.6(c) of the Company Disclosure Schedule, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of the Company or any of its Subsidiaries; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of the Company or any of its Subsidiaries; or (iii) condition or circumstance that could be reasonably likely to give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of the Company or any of its Subsidiaries. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to the Company or any of its Subsidiaries.
(e) All outstanding shares of Company Common Stock, Company Options, Company Convertible Notes and other securities of the Company have been issued and granted in material compliance with (i) the Organizational Documents of the Company in effect as of the relevant time and all applicable securities Laws and other applicable Law, and (ii) all requirements set forth in applicable Contracts.
(f) All distributions, dividends, repurchases and redemptions of the Company Common Stock or other equity interests of the Company were undertaken in material compliance with (i) the Organizational Documents of the Company in effect as of the relevant time and all applicable securities Laws and other applicable Laws, and (ii) all requirements set forth in applicable Contracts.
2.7 Financial Statements.
(a) The Company has provided to Parent (i) true and complete copies of the Company’s audited consolidated balance sheets at December 31, 2019 and 2018, together with related audited consolidated statements of income, stockholders’ equity and cash flows, and notes thereto, of the Company for the fiscal years then ended and (ii) the Company Unaudited Interim Balance Sheet, together with the unaudited consolidated statements of income, stockholders’ equity and cash flows of the Company for the period reflected in the Company Unaudited Interim Balance Sheet (collectively, the “Company Financial Statements”). The Company Financial Statements were prepared in accordance with GAAP and fairly present, in all material respects, the financial position and operating results of the Company and its consolidated Subsidiaries as of the dates and for the periods indicated therein.
(b) Each of the Company and its Subsidiaries maintains accurate books and records reflecting their assets and liabilities and maintains a system of internal accounting controls designed to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of the financial statements of the Company and its Subsidiaries in accordance with GAAP and to maintain accountability of the Company’s and its Subsidiaries’ assets; (iii) access to the Company’s and its Subsidiaries’ assets is permitted only in accordance with management’s general or specific authorization; (iv) the recorded accountability for the Company’s and its Subsidiaries’ assets is compared with the existing assets at regular intervals and appropriate action is taken with respect to any differences; and (v) accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis. The Company and each of its Subsidiaries maintains internal control over financial reporting that provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.
(c) Section 2.7(c) of the Company Disclosure Schedule lists, and the Company has delivered to Parent accurate and complete copies of the documentation creating or governing, all securitization transactions and “off-balance sheet arrangements” (as defined in Item 303(c) of Regulation S-K under the Exchange Act) effected by the Company or any of its Subsidiaries since January 1, 2017.
(d) There have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer or general counsel of the Company, the Company Board or any committee thereof. Neither the Company nor its independent auditors have identified (i) any significant deficiency or material weakness in the design or operation of the system of internal accounting controls utilized by the Company and its Subsidiaries, (ii) any fraud, whether or not material, that involves the Company, any of its Subsidiaries, the Company’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company and its Subsidiaries or (iii) any claim or allegation regarding any of the foregoing.
2.8 Absence of Changes. Since the Company Unaudited Interim Balance Sheet Date, the Company has conducted its business only in the Ordinary Course of Business (except for the execution and performance of this

Agreement and the discussions, negotiations and transactions related thereto) and there has not been any (a) Company Material Adverse Effect or (b) action, event or occurrence that would have required the consent of Parent pursuant to Section 4.2(b) had such action, event or occurrence taken place after the execution and delivery of this Agreement.
2.9 Absence of Undisclosed Liabilities. As of the date hereof, neither the Company nor any of its Subsidiaries has any liability, indebtedness, obligation or expense of any kind, whether accrued, absolute, contingent, matured or unmatured (whether or not required to be reflected in the financial statements in accordance with GAAP) (each a “Liability”), individually or in the aggregate, of a type required to be recorded or reflected on a balance sheet or disclosed in the footnotes thereto under GAAP, except for: (a) Liabilities disclosed, reflected or reserved against in the Company Unaudited Interim Balance Sheet; (b) Liabilities that have been incurred by the Company or its Subsidiaries since the Company Unaudited Interim Balance Sheet Date in the Ordinary Course of Business; (c) Liabilities for performance of obligations of the Company or any of its Subsidiaries under Company Contracts; (d) Liabilities incurred in connection with the Contemplated Transactions; (e) Liabilities which would not, individually or in the aggregate, reasonably be expected to be material to the Company; and (f) Liabilities described in Section 2.9 of the Company Disclosure Schedule.
2.10 Title to Assets. Each of the Company and its Subsidiaries owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or tangible assets and equipment used or held for use in its business or operations or purported to be owned by it that are material to the Company, its Subsidiaries or their business, including: (a) all tangible assets reflected on the Company Unaudited Interim Balance Sheet; and (b) all other tangible assets reflected in the books and records of the Company or any of its Subsidiaries as being owned by the Company or such Subsidiary. All of such assets are owned or, in the case of leased assets, leased by the Company or any of its Subsidiaries free and clear of any Encumbrances, other than Permitted Encumbrances.
2.11 Real Property; Leasehold. Neither the Company nor any of its Subsidiaries owns or has ever owned any real property. The Company has made available to Parent (a) an accurate and complete list of all real properties with respect to which the Company directly or indirectly holds a valid leasehold interest as well as any other real estate that is in the possession of, or occupied or leased by the Company or any of its Subsidiaries, and (b) copies of all leases under which any such real property is possessed, occupied or leased (the “Company Real Estate Leases”), each of which is in full force and effect, with no existing material default thereunder. The Company’s possession, occupancy, lease, use and/or operation of each such leased property conforms to all applicable Laws in all material respects, and the Company has exclusive possession of each such leased property and leasehold interest and has not granted any occupancy rights to tenants or licensees with respect to such leased property or leasehold interest. In addition, each such leased property and leasehold interest is free and clear of all Encumbrances other than Permitted Encumbrances. Neither the Company nor any of its Subsidiaries has received any written notice of existing, pending or threatened condemnation proceedings affecting such leased property or existing, pending or threatened zoning, building code or other moratorium proceedings, or similar matters which could reasonably be expected to adversely affect the ability to operate on the leased property as currently operated.
2.12 Intellectual Property.
(a) Section 2.12(a) of the Company Disclosure Schedule identifies each item of material Company IP that is the subject of a registration or application in any jurisdiction (“Company Registered IP”), including, with respect to each patent and patent application: (i) the name of the applicant/registrant, (ii) the jurisdiction of application/registration, (iii) the application or registration number and (iv) any other co-owners. To the Knowledge of the Company, each of the patents and patent applications included in Section 2.12(a) of the Company Disclosure Schedule properly identifies by name each and every inventor of the inventions claimed therein as determined in accordance with applicable Laws of the United States. To the Knowledge of the Company, as of the date of this Agreement, no cancellation, interference, opposition, reissue, reexamination or other proceeding of any nature (other than office actions or similar communications issued by any Governmental Body in the ordinary course of prosecution of any pending applications for registration) is pending or threatened in writing, in which the scope, validity, enforceability or ownership of any Company IP is being or has been contested or challenged. To the Knowledge of the

Company, each item of Company IP is valid and enforceable, and with respect to Company Registered IP, subsisting. There are no actions that must be taken within ninety (90) days of the Closing, the failure of which will result in the abandonment, lapse or cancellation of any Company Registered IP.
(b) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries exclusively own, are the sole assignee of, or have exclusively licensed all material Company IP (other than as disclosed in Section 2.12(b) of the Company Disclosure Schedule), free and clear of all Encumbrances other than Permitted Encumbrances. The Company IP and the Intellectual Property Rights licensed to the Company pursuant to a valid, enforceable written agreement constitute all Intellectual Property Rights used in, material to or otherwise necessary for the operation of the Company’s business as currently conducted or as proposed to be conducted. Each Company Associate involved in the creation or development of any material Company IP, pursuant to such Company Associate’s activities on behalf of the Company or its Subsidiaries, has signed a valid and enforceable written agreement containing an assignment of such Company Associate’s rights in such Company IP to the Company. Each Company Associate who has or has had access to the Company’s trade secrets or confidential information has signed a valid and enforceable written agreement containing confidentiality provisions protecting the Company IP, trade secrets and confidential information. The Company and its Subsidiaries have taken commercially reasonable steps to protect and preserve the confidentiality of its trade secrets and confidential information.
(c) To the Knowledge of the Company, no funding, facilities or personnel of any Governmental Body or any university, college, research institute or other educational institution has been used to create Company IP, except for any such funding or use of facilities or personnel that does not result in such Governmental Body or institution obtaining ownership rights or a license to such Company IP (excluding confirmatory licenses to inventions made with government funding and for which the Company, its Subsidiaries or either of their licensors has duly retained title under the Bayh-Dole Act) or the right to receive royalties for the practice of such Company IP.
(d) Section 2.12(d) of the Company Disclosure Schedule sets forth each license agreement pursuant to which the Company (i) is granted a license under any material Intellectual Property Right owned by any third party that is used by the Company or its Subsidiaries in its business as currently conducted or as proposed to be conducted (each a “Company In-bound License”) or (ii) grants to any third party a license under any material Company IP or material Intellectual Property Right licensed to the Company or its Subsidiaries under a Company In-bound License (each a “Company Out-bound License”) (provided, that, Company In-bound Licenses shall not include, when entered into in the Ordinary Course of Business, material transfer agreements, clinical trial agreements, agreements with Company Associates, services agreements, commercially available Software-as-a-Service offerings or off-the-shelf software licenses; and Company Out-bound Licenses shall not include, when entered into in the Ordinary Course of Business, material transfer agreements, clinical trial agreements, services agreements, or non-exclusive outbound licenses). All Company In-bound Licenses and Company Out-bound Licenses are in full force and effect and are valid, enforceable and binding obligations of the Company and, to the Knowledge of Company, each other party to such Company In-bound Licenses or Company Out-bound Licenses. Neither the Company, nor to the Knowledge of the Company, any other party to such Company In-bound Licenses or Company Out-bound Licenses, is in material breach under any Company In-bound Licenses or Company Out-bound Licenses.
(e) To the Knowledge of the Company: (i) the operation of the businesses of the Company and its Subsidiaries as currently conducted does not infringe, misappropriate or otherwise violate any Intellectual Property Rights of any other Person and (ii) no other Person is infringing, misappropriating or otherwise violating any Company IP. No Legal Proceeding is pending (or, to the Knowledge of the Company, is threatened in writing) (A) against the Company or its Subsidiaries alleging that the operation of the businesses of the Company or its Subsidiaries infringes or constitutes the misappropriation or other violation of any Intellectual Property Rights of another Person or (B) by the Company or its Subsidiaries alleging that another Person has infringed, misappropriated or otherwise violated any of the Company IP or any Intellectual Property Rights exclusively licensed to the Company or its Subsidiaries. Since January 1, 2017,

neither the Company nor its Subsidiaries has received any written notice or other written communication alleging that the operation of the business of the Company or its Subsidiaries infringes or constitutes the misappropriation or other violation of any Intellectual Property Right of another Person.
(f)  None of the Company IP or, to the Knowledge of the Company, any material Intellectual Property Rights exclusively licensed to the Company or its Subsidiaries is subject to any pending or outstanding injunction, directive, order, judgment or other disposition of dispute that adversely and materially restricts the use, transfer, registration or licensing by the Company or its Subsidiaries of any such Company IP or material Intellectual Property Rights exclusively licensed to the Company or its Subsidiaries.
(g) To the Knowledge of the Company, the Company, its Subsidiaries and the operation of the Company’s and its Subsidiaries’ business are in substantial compliance with all Laws pertaining to data privacy and data security of any personally identifiable information or sensitive business information (collectively, “Sensitive Data”). Since January 1, 2017, there have been (i) no losses or thefts of data or security breaches relating to Sensitive Data used in the business of the Company or its Subsidiaries, (ii) no material violations of any security policy of the Company regarding any such Sensitive Data used in the business of the Company or its Subsidiaries and (iii) no unauthorized access, unauthorized use or unintended or improper disclosure of any Sensitive Data used in the business of the Company or its Subsidiaries. The Company has taken commercially reasonable steps and implemented reasonable disaster recovery and security plans and procedures to protect the information technology systems used in, material to or necessary for operation of the Company’s business as currently conducted from unauthorized use or access. To the Knowledge of the Company, there have been no material malfunctions or unauthorized intrusions or breaches of the information technology systems used in, material to or necessary for the operation of the Company’s business as currently conducted.
2.13 Agreements, Contracts and Commitments.
(a) Section 2.13(a) of the Company Disclosure Schedule lists the following Company Contracts in effect as of the date of this Agreement (each, a “Company Material Contract” and collectively, the “Company Material Contracts”):
(i) each Company Contract relating to any agreement of indemnification or guaranty not entered into in the Ordinary Course of Business;
(ii) each Company Contract containing (A) any covenant limiting the freedom of the Company, its Subsidiaries or the Surviving Corporation to engage in any line of business or compete with any Person, (B) any most-favored pricing arrangement or similar term by which any Person is or could become entitled to any benefit, right or privilege that must be at least as favorable to such Person as those offered to any other Person, (C) any exclusivity provision, right of first refusal or right of first negotiation or similar covenant, or (D) any non-solicitation provision, in each case, except for restrictions that would not materially affect the ability of the Company and its Subsidiaries to conduct its business;
(iii) each Company Contract relating to capital expenditures and requiring payments after the date of this Agreement in excess of $100,000 pursuant to its express terms and not cancelable without penalty;
(iv) each Company Contract relating to the disposition or acquisition of material assets or any ownership interest in any Entity, in each case, involving payments in excess of $100,000, other than Company Contracts in which the applicable acquisition or disposition has been consummated and there are no material ongoing obligations;
(v) each Company Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit or creating any material Encumbrances with respect to any assets of the Company or any of its Subsidiaries or any loans or debt obligations with officers or directors of the Company or its Subsidiaries;
(vi) each Company Contract requiring payment by or to the Company or its Subsidiaries after the date of this Agreement in excess of $100,000 pursuant to its express terms relating to: (A) any distribution agreement (identifying any that contain exclusivity provisions); (B) any agreement involving provision of services or products with respect to any pre-clinical or clinical development activities of the Company or its Subsidiaries; (C) any dealer, distributor, joint marketing, alliance, joint venture, cooperation, development or other agreement currently in force under which the Company or its Subsidiaries has continuing obligations to develop or market any product, technology or service, or any agreement pursuant to which the Company or its Subsidiaries has continuing obligations to develop any Intellectual Property Rights that will not be owned, in whole or in part, by the Company or its Subsidiaries; or (D) any Contract with any third party providing any services relating to the manufacture or production of any product, service or technology of the Company or its Subsidiaries or any Contract to sell, distribute or commercialize any products or service of the Company or its Subsidiaries;
(vii) each Company Contract with any financial advisor, broker, finder, investment banker or other similar Person, providing advisory services to the Company in connection with the Contemplated Transactions;
(viii) each Company Real Estate Lease;
(ix) each Company Contract with any Governmental Body;
(x) each Company Out-bound License and Company In-bound License, and each Company Contract containing a covenant not to sue or otherwise enforce any Intellectual Property Rights;
(xi) each Company Contract containing any royalty, dividend or similar arrangement based on the revenues or profits of the Company or any of its Subsidiaries;
(xii) each (A) Company Contract, offer letter, employment agreement or other agreement with any employee that (1) is not immediately terminable at will by the Company without advance notice, severance, or other cost or liability or (2) provides for retention payments, change of control payments, severance, accelerated vesting or any payment or benefit that may or will become due as a result of the Merger (whether alone or in connection with any other event) and (B) each Company Contract, independent contractor agreement, or other agreement with any consultant or service provider that (1) is not immediately terminable at will by the Company without more than thirty (30) days’ prior notice, severance, or other cost or liability or (2) provides for retention payments, change of control payments, severance, accelerated vesting or any payment or benefit that may or will become due as a result of the Merger (whether alone or in connection with any other event);
(xiii) each Company Contract providing any option to receive a license or other right, any right of first negotiation, any right of first refusal or any similar right to any Person related to any material Company IP or material Intellectual Property Right licensed to the Company under a Company In-bound License;
(xiv) each Company Contract entered into in settlement of any Legal Proceeding or other dispute;
(xv) any other Company Contract that is not terminable at will (with no penalty or payment) by the Company or its Subsidiaries, as applicable, and (A) which involves payment or receipt by the Company or its Subsidiaries after the date of this Agreement under any such agreement, Contract or commitment of more than $100,000 in the aggregate, or obligations after the date of this Agreement in excess of $100,000 in the aggregate, or (B) that is material to the business or operations of the Company and its Subsidiaries, taken as a whole; and
(xvi) each Subscription Agreement.
(b) The Company has delivered or made available to Parent accurate and complete copies of all Company Material Contracts, including all amendments thereto. There are no Company Material Contracts that are not in written form. Neither the Company nor any of its Subsidiaries has, nor to the Company’s Knowledge, as of the date of this Agreement, has any other party to a Company Material Contract, breached, violated or defaulted under, or received notice that it breached, violated or defaulted under, any of the terms or conditions of any Company Material Contract in such manner as would permit any other party to cancel or terminate any such Company Material Contract, or would permit any other party to seek damages which would reasonably be expected to be material to the Company or its business. As to the Company and its Subsidiaries, as of the date of this Agreement, each Company Material Contract is valid, binding, enforceable and in full force and effect, subject to the Enforceability Exceptions. No Person is renegotiating, or has a right pursuant to the terms of any Company Material Contract to change, any material amount paid or payable to the Company under any Company Material Contract or any other material term or provision of any Company Material Contract, and no Person has indicated in writing to the Company that it desires to renegotiate, modify, not renew or cancel any Company Material Contract.
2.14 Compliance; Permits; Restrictions.
(a) The Company and each of its Subsidiaries is, and since January 1, 2017 has been, in compliance in all material respects with all applicable Laws, including the Federal Food, Drug and Cosmetic Act and regulations issued thereunder by the United States Food and Drug Administration (“FDA”) (collectively, the “FDCA”), the Public Health Service Act and its implementing regulations (“PHSA”) and any other similar Law administered or promulgated by the FDA or other comparable Governmental Body responsible for regulation of the research, development, pre-clinical and clinical testing, manufacturing, storage, supply, approval, sale, marketing, distribution and importation or exportation of drug and biological products (each, a “Drug Regulatory Agency”), except for any noncompliance, either individually or in the aggregate, which would not be material to the Company.
(b) No investigation, claim, suit, proceeding, audit or other action by any Governmental Body is pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries. There is no agreement, judgment, injunction, order or decree binding upon the Company or any of its Subsidiaries which (i) has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of the Company or any of its Subsidiaries, any acquisition of material property by the Company or any of its Subsidiaries or the conduct of business by the Company or any of its Subsidiaries as currently conducted, (ii) is reasonably likely to have an adverse effect on the Company’s ability to comply with or perform any covenant or obligation under this Agreement, or (iii) is reasonably likely to have the effect of preventing, delaying, making illegal or otherwise interfering with the Contemplated Transactions.
(c) The Company and its Subsidiaries hold all required Governmental Authorizations which are material to the operation of the business of the Company and its Subsidiaries as currently conducted (the “Company Permits”). Section 2.14(c) of the Company Disclosure Schedule identifies each Company Permit. Each such Company Permit is valid and in full force and effect, and each of the Company and its Subsidiaries is in material compliance with the terms of the Company Permits. No Legal Proceeding is pending or, to the Knowledge of the Company, threatened, which seeks to revoke, limit, suspend, or materially modify any Company Permit. The rights and benefits of each Company Permit will be available to the Surviving Corporation or its Subsidiaries, as applicable, immediately after the Effective Time on terms substantially identical to those enjoyed by the Company and its Subsidiaries as of the date of this Agreement and immediately prior to the Effective Time.
(d) There are no proceedings pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries with respect to an alleged material violation by the Company or any of its Subsidiaries of the FDCA, PHSA or any other similar Law administered or promulgated by any Drug Regulatory Agency. Neither the Company nor any of its Subsidiaries nor any of their respective officers and employees has been or is subject to any enforcement proceedings by the FDA or other Governmental Body and, to the Knowledge of the Company, no such proceedings have been threatened. There has not been and is not now any Form FDA-483 observation, civil, criminal or administrative action, suit, demand, claim, complaint, hearing, investigation, demand letter, warning letter, untitled letter, or proceeding pending or in effect against the Company or its Subsidiaries or any of their respective officers and employees, and the Company has no liability for failure to comply with the FDCA, PHSA, or other similar Laws. There is no act, omission, event, or circumstance of which the Company has Knowledge that would reasonably be expected to give rise to or form the basis for any civil, criminal or administrative action, suit, demand, claim, complaint, hearing, investigation, demand letter, warning letter, untitled letter, proceeding or request for information or any liability (whether actual or contingent) for failure to comply with the FDCA, PHSA or other similar Laws.

(e) The Company and each of its Subsidiaries holds all required Governmental Authorizations to develop, test, manufacture, store, label, package, distribute, import and export the respective current products or product candidates and otherwise conduct the business of the Company as currently conducted (collectively, the “Company Regulatory Permits”) and no such Company Regulatory Permit has been revoked, withdrawn, suspended, canceled or terminated or modified in any adverse manner. There is no basis for believing that such Company Regulatory Permits will not be renewable upon expiration. The Company and each of its Subsidiaries is in compliance in all material respects with the Company Regulatory Permits and has not received any written notice or other written communication, or to the Knowledge of the Company, any other communication from any Drug Regulatory Agency regarding (i) any material violation of or failure to comply materially with any term or requirement of any Company Regulatory Permit or (ii) any revocation, withdrawal, suspension, cancellation, termination or material modification of any Company Regulatory Permit.
(f) All clinical, pre-clinical and other studies and tests conducted by or on behalf of, or sponsored by, the Company or its Subsidiaries, or of their respective current products or product candidates, were and, if still pending, are being conducted in all material respects in accordance with standard medical and scientific research procedures and in compliance in all material respects with applicable regulations of any applicable Drug Regulatory Agency and other applicable Law, including the Good Clinical Practice (“GCP”) regulations under 21 C.F.R. Parts 50, 54, 56 and 312 and Good Laboratory Practice (“GLP”) regulations under 21 C.F.R. Part 58. No preclinical study or clinical trial conducted by or on behalf of the Company or any of its Subsidiaries has been terminated or suspended prior to completion for safety or non-compliance reasons. Since January 1, 2017, neither the Company nor any of its Subsidiaries has received any notices, correspondence, or other communications from any Drug Regulatory Agency requiring, or to the Knowledge of the Company, threatening to initiate, the termination or suspension of any clinical studies conducted by or on behalf of, or sponsored by, the Company or any of its Subsidiaries or of their respective current products or product candidates.
(g) Neither the Company nor any of its Subsidiaries is the subject of any pending or, to the Knowledge of the Company, threatened investigation in respect of its business or products or product candidates pursuant to the FDA’s “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991). To the Knowledge of the Company, neither the Company nor any of its Subsidiaries has committed any acts, made any statement, or failed to make any statement, in each case in respect of its business or products that would violate the FDA’s “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy.
(h) Neither the Company nor its Subsidiaries, nor any of their respective officers, directors, employees or, to the Knowledge of the Company, agents has been, is, or is in anticipation of being (based on a conviction by the courts or a finding of fault by a regulatory authority): (a) debarred pursuant to the Generic Drug Enforcement Act of 1992 (21 U.S.C. § 335a), as amended from time to time; (b) disqualified from participating in clinical trials pursuant to 21 C.F.R. §312.70, as amended from time to time; (c) disqualified as a testing facility under 21 C.F.R. Part 58, Subpart K, as amended from time to time; (d) excluded, debarred or suspended from or otherwise ineligible to participate in a “Federal Health Care Program” as that term is defined in 42 U.S.C. 1320a-7b(f), including under 42 U.S.C. § 1320a-7 or relevant regulations in 42 C.F.R. Part 1001; (e) assessed or threatened with assessment of civil money penalties pursuant to 42 C.F.R. Part 1003; or (f) included on the HHS/OIG List of Excluded Individuals/Entities, the General Services Administration’s System for Award Management, or the FDA Debarment List or the FDA Disqualified/Restricted List. Neither the Company nor its Subsidiaries, nor any of their respective officers, directors, employees or, to the Knowledge of the Company, agents has engaged in any activities that are prohibited, or are cause for civil penalties, or grounds for mandatory or permissive exclusion, debarment, or suspension pursuant to any of these authorities. Neither the Company nor its Subsidiaries are using, or have ever used, in any capacity any Person that has ever been, or to the Knowledge of Company, is the subject of a proceeding that could lead to the Persons becoming debarred, excluded, disqualified, restricted or suspended pursuant to any of these authorities.
(i) The Company and its Subsidiaries have materially complied with all applicable Laws relating to patient, medical or individual health information, including the Health Insurance Portability and Accountability Act of 1996 and its implementing regulations promulgated thereunder, all as amended from time to time (collectively “HIPAA”), including the standards for the privacy of Individually Identifiable Health Information at 45 C.F.R. Parts 160 and 164, Subparts A and E, the standards for the protection of Electronic Protected Health Information set forth at 45 C.F.R. Part 160 and 45 C.F.R. Part 164, Subpart A and Subpart C, the standards for transactions and code sets used in electronic transactions at 45 C.F.R. Part 160, Subpart A and Part 162, and the standards for Breach Notification for Unsecured Protected Health Information at 45 C.F.R. Part 164, Subpart D, all as amended from time to time. The Company and its Subsidiaries have entered into, where required, and are in compliance in all material respects with the terms of all Business Associate (as defined in HIPAA) agreements (“Business Associate Agreements”) to which the Company or any Subsidiary is a party or otherwise bound. The Company and its Subsidiaries, where required, have created and maintained written policies and procedures to protect the privacy of all Protected Health Information, have provided training to all employees and agents, and have implemented security procedures, including physical, technical and administrative safeguards, to protect all Protected Health Information stored or transmitted in electronic form. Neither the Company nor any of its Subsidiaries has received written notice from the Office for Civil Rights for the U.S. Department of Health and Human Services or any other Governmental Body of any allegation regarding its failure to comply with HIPAA or any other federal or state law or regulation applicable to the protection of individually identifiable health information or personally identifiable information. No successful Security Incident, Breach of Unsecured Protected Health Information, unpermitted disclosure of Personal Health Information, or breach of personally identifiable information under applicable Laws has occurred with respect to information maintained or transmitted to the Company, any of its Subsidiaries or an agent or third party, including any subject to a Business Associate Agreement with the Company or a Subsidiary of the Company. The Company is, where required, currently submitting, receiving and handling or is capable of submitting, receiving and handling transactions in accordance with the Transactions and Code Sets Rule. All capitalized terms in this Section 2.14(i) not otherwise defined in this Agreement shall have the meanings set forth under HIPAA.
2.15 Legal Proceedings; Orders.
(a) As of the date of this Agreement, there is no material pending Legal Proceeding and, to the Knowledge of the Company, no Person has threatened in writing to commence any Legal Proceeding: (i) that involves (A) the Company, (B) any of its Subsidiaries, (C) any Company Associate (in his or her capacity as such) or (D) any of the material assets owned or used by the Company or any of its Subsidiaries; or (ii) that challenges, or that would have the effect of preventing, delaying, making illegal or otherwise interfering with, the Contemplated Transactions.
(b) Since January 1, 2017 through the date of this Agreement, no Legal Proceeding has been pending against the Company that resulted in material liability to the Company.
(c) There is no order, writ, injunction, judgment or decree to which the Company or any of its Subsidiaries, or any of the material assets owned or used by the Company or any of its Subsidiaries, is subject. To the Knowledge of the Company, no officer or employee of the Company or any of its Subsidiaries is subject to any order, writ, injunction, judgment or decree that prohibits such officer or employee from engaging in or continuing any conduct, activity or practice relating to the business of the Company or any of its Subsidiaries or to any material assets owned or used by the Company or any of its Subsidiaries.
2.16 Tax Matters.
(a) The Company and each of its Subsidiaries has timely filed all income Tax Returns and other material Tax Returns (taking into account valid extensions granted in the ordinary course of business) that they were required to file under applicable Law. All such Tax Returns are correct and complete in all material respects and have been prepared in compliance with all applicable Law. No written claim has ever been made by any Governmental Body in any jurisdiction where the Company or any of its Subsidiaries does not file a particular Tax Return or pay a particular Tax that the Company or such Subsidiary is subject to taxation by that jurisdiction.
(b) All income and other material Taxes due and owing by the Company or any of its Subsidiaries on or before the date hereof (whether or not shown on any Tax Return) have been fully paid. The unpaid Taxes of the Company and its Subsidiaries did not, as of the Company Unaudited Interim Balance Sheet Date,

materially exceed the reserve for Tax liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax items) set forth on the face of the Company Unaudited Interim Balance Sheet. Since the Company Unaudited Interim Balance Sheet Date, neither the Company nor any of its Subsidiaries has incurred any material Liability for Taxes outside the Ordinary Course of Business.
(c) All Taxes that the Company or any of its Subsidiaries are or were required by Law to withhold or collect have been duly and timely withheld or collected in all material respects on behalf of its respective employees, independent contractors, stockholders, lenders, customers or other third parties and, have been timely paid to the proper Governmental Body or other Person or properly set aside in accounts for this purpose.
(d) There are no Encumbrances for material Taxes (other than Permitted Encumbrances) upon any of the assets of the Company or any of its Subsidiaries.
(e) No deficiencies for income or other material Taxes with respect to the Company or any of its Subsidiaries have been claimed, proposed or assessed by any Governmental Body in writing other than any deficiency that has been resolved. There are no pending or ongoing, and to the Knowledge of the Company, threatened audits, assessments or other actions for or relating to any liability in respect of a material amount of Taxes of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries (or any of their predecessors) has waived any statute of limitations in respect of any income or other material Taxes or agreed to any extension of time with respect to any income or other material Tax assessment or deficiency, which waiver is still in effect.
(f) Neither the Company nor any of its Subsidiaries has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.
(g) Neither the Company nor any of its Subsidiaries is a party to any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement, or similar agreement or arrangement, other than customary commercial Contracts entered into in the Ordinary Course of Business the principal subject matter of which is not Taxes.
(h) Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for Tax purposes filed on or prior to the Closing Date; (ii) use of an improper method of accounting for a Tax period ending on or prior to the Closing Date; (iii) “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Law) executed on or prior to the Closing Date; (iv) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or foreign Law) occurring on or prior to the Closing Date; (v) installment sale or open transaction disposition made on or prior to the Closing Date; (vi) prepaid amount received on or prior to the Closing Date; or (vii) election under Section 108(i) of the Code (or any similar provision of state, local or foreign Law) made on or prior to the Closing Date. The Company has not made any election under Section 965(h) of the Code.
(i) Neither the Company nor any of its Subsidiaries has ever been (i) a member of a consolidated, combined or unitary Tax group (other than such a group the common parent of which is the Company) or (ii) a party to any joint venture, partnership, or other arrangement that is treated as a partnership for U.S. federal income Tax purposes. Neither the Company nor any of its Subsidiaries has any Liability for any Taxes of any Person (other than the Company and any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign Law), or as a transferee or successor.
(j) Neither the Company nor any of its Subsidiaries has, since January 1, 2017, distributed stock of another Person, or had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code (or any similar provisions of state, local or foreign Law).
(k) Neither the Company nor any of its Subsidiaries (i) is a “controlled foreign corporation” as defined in Section 957 of the Code; (ii) is a “passive foreign investment company” within the meaning of

Section 1297 of the Code; (iii) has ever had a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise had an office or fixed place of business in a country other than the country in which it is organized; or (iv) is or was a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) or is treated as a U.S. corporation under Section 7874(b) of the Code.
(l) Neither the Company nor any of its Subsidiaries has participated in or been a party to a transaction that, as of the date of this Agreement, constitutes a “listed transaction” that is required to be reported to the IRS pursuant to Section 6011 of the Code and applicable Treasury Regulations thereunder.
(m) Neither the Company nor any of its Subsidiaries has taken or agreed to take any action (other than the Contemplated Transactions) or knows of any fact that would reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.
2.17 Employee and Labor Matters; Benefit Plans.
(a) Section 2.17(a) of the Company Disclosure Schedule is a list of all Company Benefit Plans, including, without limitation, each Company Benefit Plan that provides for retirement, change in control, stay or retention, deferred compensation, incentive compensation, severance or retiree medical or life insurance benefits. “Company Benefit Plan” means each (i) “employee benefit plan” as defined in Section 3(3) of ERISA (whether or not ERISA governs such plan) and (ii) other pension, retirement, deferred compensation, excess benefit, profit sharing, bonus, incentive, equity or equity-based (other than individual Company Options made pursuant to the Company’s standard forms, in which case only representative standard forms of such stock option agreements shall be scheduled), phantom equity, employment (other than individual employment agreements made pursuant to the Company’s standard forms, in which case only representative standard forms of such employment agreements shall be scheduled), offer letter (other than individual offer letters made pursuant to the Company’s standard forms, in which case only representative standard forms of such offers shall be scheduled), consulting, severance, change-of-control, retention, health, life, disability, group insurance, paid-time off, holiday, welfare and fringe benefit plan, program, agreement, Contract, or arrangement (whether written or unwritten, qualified or nonqualified, funded or unfunded and including any that have been frozen), in any case, maintained, contributed to, or required to be contributed to, by the Company or any of its Subsidiaries or Company ERISA Affiliates for the benefit of any current or former employee, director, officer or independent contractor of the Company or any of its Subsidiaries or under which the Company or any of its Subsidiaries has any actual or contingent liability (including, without limitation, as to the result of it being treated as a single employer under Code Section 414 with any other person).
(b) As applicable with respect to each Company Benefit Plan, the Company has made available to Parent, true and complete copies of (i) each Company Benefit Plan, including all amendments thereto, and in the case of an unwritten Company Benefit Plan, a written description thereof, (ii) all current trust documents, investment management Contracts, custodial agreements, administrative services agreements and insurance and annuity Contracts relating thereto, (iii) the current summary plan description and each summary of material modifications thereto, (iv) the most recently filed annual reports with any Governmental Body (e.g., Form 5500 and all schedules thereto), (v) the most recent IRS determination, opinion or advisory letter, (vi) the most recent summary annual reports, nondiscrimination testing reports, actuarial reports, financial statements and trustee reports, (vii) all material records, notices and filings concerning IRS or Department of Labor or other Governmental Body audits or investigations, and (viii) any written reports constituting a valuation of the Company Common Stock for purposes of Sections 409A or 422 of the Code, whether prepared internally by the Company or by an outside, third-party valuation firm.
(c) Each Company Benefit Plan has been maintained, operated and administered in compliance in all material respects with its terms and any related documents or agreements and the applicable provisions of ERISA, the Code and all other Laws.
(d) The Company Benefit Plans that are “employee pension benefit plans” within the meaning of Section 3(2) of ERISA and which are intended to meet the qualification requirements of Section 401(a) of the Code have received determination or opinion letters from the IRS on which they may currently rely to the effect that such plans are qualified under Section 401(a) of the Code and the related trusts are exempt from federal income Taxes under Section 501(a) of the Code, respectively, and to the Knowledge of the Company, nothing has occurred that would reasonably be expected to materially adversely affect the qualification of such Company Benefit Plan or the tax exempt status of the related trust.
(e) Neither the Company, any of its Subsidiaries nor any Company ERISA Affiliate maintains, contributes to, is required to contribute to, or has any actual or contingent liability with respect to, (i) any “employee pension benefit plan” (within the meaning of Section 3(2) of ERISA) that is subject to Title IV or Section 302 of ERISA or Section 412 of the Code, (ii) any “multiemployer plan” (within the meaning of Section 3(37) of ERISA), (iii) any “multiple employer plan” (within the meaning of Section 413 of the Code) or (iv) any “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA). No Company Benefit Plan is sponsored by a professional employer organization.
(f) There are no pending audits or investigations by any Governmental Body involving any Company Benefit Plan, and no pending or, to the Knowledge of the Company, threatened claims (except for individual claims for benefits payable in the normal operation of the Company Benefit Plans), suits or proceedings involving any Company Benefit Plan, any fiduciary thereof or service provider thereto, in any case except as would not be reasonably expected to result in material liability to the Company or any of its Subsidiaries. All contributions and premium payments required to have been made under any of the Company Benefit Plans or by applicable Law (without regard to any waivers granted under Section 412 of the Code), have been timely made in all material respects and neither the Company nor any Company ERISA Affiliate has any material liability for any unpaid contributions with respect to any Company Benefit Plan.
(g) Neither the Company, any of its Subsidiaries nor any Company ERISA Affiliates, nor to the Knowledge of the Company, any fiduciary, trustee or administrator of any Company Benefit Plan, has engaged in, or in connection with the Contemplated Transactions will engage in, any transaction with respect to any Company Benefit Plan which would subject any such Company Benefit Plan, the Company, any of its Subsidiaries or Company ERISA Affiliates or Parent to a material Tax, material penalty or material liability for a “prohibited transaction” under Section 406 of ERISA or Section 4975 of the Code.
(h) No Company Benefit Plan provides death, medical, dental, vision, life insurance or other welfare benefits beyond termination of service or retirement other than coverage mandated by Law and fully paid by the participant, and neither the Company nor any of its Subsidiaries or Company ERISA Affiliates has made a written or oral representation promising the same.
(i) Neither the execution of this Agreement nor the consummation of the Contemplated Transactions will either alone or in connection with any other event(s) (i) result in any payment becoming due to any current or former employee, director, officer, or independent contractor of the Company or any of its Subsidiaries, (ii) increase any amount of compensation or benefits otherwise payable under any Company Benefit Plan, (iii) result in the acceleration of the time of payment, funding or vesting of any benefits under any Company Benefit Plan, (iv) require any contribution or payment to fund any obligation under any Company Benefit Plan or (v) limit the right to merge, amend or terminate any Company Benefit Plan that is subject to ERISA.
(j) Neither the execution of this Agreement nor the consummation of the Contemplated Transactions (either alone or when combined with the occurrence of any other event, including without limitation, a termination of employment) will result in the receipt or retention by any Person who is a “disqualified individual” (within the meaning of Code Section 280G) with respect to the Company and its Subsidiaries of any payment or benefit under any Company Benefit Plan that is or could be characterized as a “parachute payment” (within the meaning of Code Section 280G), determined without regard to the application of Code Section 280G(b)(5).
(k) The exercise price of each Company Option granted to a U.S. taxpayer is not and never has been less than the fair market value of one share of Company Common Stock as of the grant date of such Company Option.
(l) Each Company Benefit Plan providing for deferred compensation that constitutes a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code and the regulations promulgated thereunder) is, and has been, established, administered and maintained in material compliance with the requirements of Section 409A of the Code and the regulations promulgated thereunder in all material respects.
(m) No current or former employee, officer, director or independent contractor of the Company or any of its Subsidiaries has any “gross up” agreements with the Company or any of its Subsidiaries or other assurance of reimbursement by the Company or any of its Subsidiaries for any Taxes imposed under Code Section 409A or Code Section 4999.
(n) No Company Benefit Plan is maintained outside of the United States.
(o) The Company has provided to Parent a true and correct list, as of the date of this Agreement, containing the names of all full-time, part-time or temporary employees and independent contractors (and indication as such), and, as applicable: (i) the annual dollar amount of all compensation (including wages, salary or fees, commissions, director’s fees, fringe benefits, bonuses, profit sharing payments, and other payments or benefits of any type) payable to each person; (ii) dates of employment or service; (iii) title; (iv) any eligibility to receive severance, retention payment, change of control payment, or other similar compensation; (v) visa status, if applicable; (vi) if any employee is an on approved leave, the nature of the leave and the expected date of return, if known; and (vii) with respect to employees, a designation of whether they are classified as exempt or non-exempt for purposes of the Fair Labor Standards Act, as amended (“FLSA”) and any similar state law.
(p) Neither the Company nor any of its Subsidiaries has ever been a party to, bound by, or has a duty to bargain under, any collective bargaining agreement or other Contract with a labor union, labor organization, or similar Person representing any of its employees, and there is no labor union, labor organization, or similar Person representing or, to the Knowledge of the Company, purporting to represent or seeking to represent any employees of the Company or its Subsidiaries, including through the filing of a petition for representation election. There is not and has not been in the past three (3) years, nor is there or has there been in the past three (3) years any threat of, any strike, slowdown, work stoppage, lockout, union election petition, demand for recognition, or any similar activity or dispute, or, to the Knowledge of the Company, any union organizing activity, against the Company or any of its Subsidiaries. No event has occurred, and no condition or circumstance exists, that might directly or indirectly be likely to give rise to or provide a basis for the commencement of any such strike, slowdown, work stoppage, lockout, union election petition, demand for recognition, any similar activity or dispute, or, to the Knowledge of the Company, any union organizing activity.
(q) The Company and each of its Subsidiaries is, and since January 1, 2017 has been, in material compliance with all applicable Laws respecting labor, employment, employment practices, and terms and conditions of employment, including worker classification, discrimination, harassment and retaliation, equal employment opportunities, fair employment practices, meal and rest periods, immigration, employee safety and health, payment of wages (including overtime wages), unemployment and workers’ compensation, leaves of absence, and hours of work. Except as would not be reasonably likely to result in a material liability to the Company or any of its Subsidiaries, with respect to employees of the Company and its Subsidiaries, each of the Company and its Subsidiaries, since January 1, 2017: (i) has withheld and reported all amounts required by Law or by agreement to be withheld and reported with respect to wages, salaries and other payments, benefits, or compensation to employees; (ii) is not liable for any arrears of wages (including overtime wages), severance pay or any Taxes or any penalty for failure to comply with any of the foregoing; and (iii) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Body, with respect to unemployment compensation benefits, disability, social security or other benefits or obligations for employees (other than routine payments to be made in the Ordinary Course of Business). There are no actions, suits, claims, charges, lawsuits, investigations, audits or administrative matters pending or, to the Knowledge of the Company, threatened or reasonably anticipated against the Company or any of its Subsidiaries relating to any employee, applicant for employment, consultant, employment agreement or Company Benefit Plan (other than routine claims for benefits).
(r) Except as would not be reasonably likely to result in a material liability to the Company or any of its Subsidiaries, with respect to each individual who currently renders services to the Company or any of its Subsidiaries, the Company and each of its Subsidiaries has accurately classified each such individual as an employee, independent contractor, or otherwise under all applicable Laws and, for each individual classified as an employee, the Company and each of its Subsidiaries has accurately classified him or her as exempt or non-exempt under all applicable Laws. Neither the Company nor any of its Subsidiaries has any material liability with respect to any misclassification of: (a) any Person as an independent contractor rather than as an employee, (b) any employee leased from another employer, or (c) any employee currently or formerly classified as exempt under all applicable Laws.
(s) Within the preceding five (5) years, the Company has not implemented any “plant closing” or “mass layoff” of employees that would reasonably be expected to require notification under the WARN Act or any similar state or local Law, no such “plant closing” or “mass layoff” will be implemented before the Closing Date without advance notification to and approval of Parent, and there has been no “employment loss” as defined by the WARN Act or comparable state law within the ninety (90) days prior to the Closing Date.
(t) There is no Legal Proceeding, claim, unfair labor practice charge or complaint, labor dispute or grievance pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries relating to labor, employment, employment practices, or terms and conditions of employment.
2.18 Environmental Matters. The Company and each of its Subsidiaries are in compliance with and since January 1, 2017 have complied with all applicable Environmental Laws, which compliance includes the possession by the Company of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof, except for any failure to be in such compliance that, either individually or in the aggregate, would not reasonably be expected to be material to the Company or its business. Neither the Company nor any of its Subsidiaries has received since January 1, 2017 (or prior to that time, which is pending and unresolved), any written notice or other communication (in writing or otherwise), whether from a Governmental Body or other Person, that alleges that the Company or any of its Subsidiaries is not in compliance with or has liability pursuant to any Environmental Law and, to the Knowledge of the Company, there are no circumstances that would reasonably be expected to prevent or interfere with the Company’s or any of its Subsidiaries’ compliance in any material respects with any Environmental Law, except where such failure to comply would not reasonably be expected to be material to the Company or its business. No current or (during the time a prior property was leased or controlled by the Company or any of its Subsidiaries) prior property leased or controlled by the Company or any of its Subsidiaries has had a release of or exposure to Hazardous Materials in material violation of or as would reasonably be expected to result in any material liability of the Company or any of its Subsidiaries pursuant to Environmental Law. No consent, approval or Governmental Authorization of or registration or filing with any Governmental Body is required by Environmental Laws in connection with the execution and delivery of this Agreement or consummation of the Contemplated Transactions by the Company. Prior to the date hereof, the Company has provided or otherwise made available to Parent true and correct copies of all material environmental reports, assessments, studies and audits in the possession or control of the Company or any of its Subsidiaries with respect to any property leased or controlled by the Company or any of its Subsidiaries or any business operated by them.
2.19 Insurance. The Company has delivered or made available to Parent accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of the Company and each of its Subsidiaries. Each of such insurance policies is in full force and effect and the Company and each of its Subsidiaries are in compliance in all material respects with the terms thereof. Other than customary end of policy notifications from insurance carriers, since January 1, 2017, neither the Company nor any of its Subsidiaries has received any notice or other communication regarding any actual or possible: (a) cancellation or invalidation of any insurance policy; or (b) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy. The Company and each of its Subsidiaries has provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding that is currently pending against the Company or any of its Subsidiaries for which the Company or such Subsidiary has insurance coverage, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed the Company or any of its Subsidiaries of its intent to do so.
2.20 No Financial Advisors. Except as set forth in Section 2.20 of the Company Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.

2.21 Disclosure. The information supplied by the Company and each of its Subsidiaries for inclusion in the Registration Statement (including the Company Financial Statements and other Company Interim Financial Statements) will not, on the date the Registration Statement is filed with the SEC, at any time it is amended or supplemented, or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not false or misleading at the time and in the light of the circumstances under which such statement is made. The information supplied by the Company for use in the Proxy Statement relating to the Company and its Subsidiaries (including the Company Financial Statements and any other Company Interim Financial Statements) will not, on the date the Proxy Statement is first mailed to Parent’s stockholders or at the time of the Parent Stockholders’ Meeting, contain any untrue statement of any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not false or misleading at the time and in the light of the circumstances under which such statement is made. Notwithstanding the foregoing, no representation is made by the Company with respect to the information that has been or will be supplied by Parent and Merger Sub or any of their Representatives for inclusion in the Registration Statement or Proxy Statement.
2.22 Transactions with Affiliates.
(a) Section 2.22(a) of the Company Disclosure Schedule (i) describes any material transactions or relationships, since January 1, 2017, between, on one hand, the Company or any of its Subsidiaries and, on the other hand, any (A) officer or director of the Company or, to the Knowledge of the Company, any of its Subsidiaries or any of such officer’s or director’s immediate family members, (B) owner of more than 5% of the voting power of the outstanding Company Common Stock or (C) to the Knowledge of the Company, any “related person” (within the meaning of Item 404 of Regulation S-K under the Securities Act) of any such officer, director or owner (other than the Company or its Subsidiaries) in the case of each of (A), (B) or (C) that is of the type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act; and (ii) identifies each Person who is (or who may be deemed to be) an Affiliate of the Company as of the date of this Agreement.
(b) Section 2.22(b) of the Company Disclosure Schedule lists each stockholders agreement, voting agreement, registration rights agreement, co-sale agreement or other similar Contract between the Company and any holders of Company Common Stock, including any such Contract granting any Person investor rights, rights of first refusal, rights of first offer, registration rights, director designation rights or similar rights (collectively, the “Investor Agreements”).
2.23 Anti-Bribery. None of the Company or any of its Subsidiaries or any of their respective directors, officers, employees or, to the Company’s Knowledge, agents or any other Person acting on their behalf has directly or indirectly made any bribes, rebates, payoffs, influence payments, kickbacks, illegal payments, illegal political contributions, or other payments, in the form of cash, gifts, or otherwise, or taken any other action, in violation of the Foreign Corrupt Practices Act of 1977, or any other anti-bribery or anti-corruption Law (collectively, the “Anti-Bribery Laws”). To the Knowledge of the Company, neither the Company nor any of its Subsidiaries has been the subject of any investigation or inquiry by any Governmental Body with respect to potential violations of Anti-Bribery Laws.
2.24 Disclaimer of Other Representations or Warranties.
(a) Except as previously set forth in this Section 2 or in any certificate delivered by the Company to Parent and/or Merger Sub pursuant to this Agreement, the Company makes no representation or warranty, express or implied, at law or in equity, with respect to it or any of its assets, liabilities or operations, and any such other representations or warranties are hereby expressly disclaimed.
(b) The Company acknowledges and agrees that, except for the representations and warranties of Parent and Merger Sub set forth in Section 3, neither the Company nor any of its Representatives are relying on any other representation or warranty of Parent or any other Person made outside of Section 3, including regarding the accuracy or completeness of any such other representations or warranties or the omission of any material information, whether express or implied, in each case, with respect to the Contemplated Transactions.

Section 3.	REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB
Subject to Section 10.13(h), except (a) as set forth in the written disclosure schedule delivered by Parent to the Company (the “Parent Disclosure Schedule”) or (b) as disclosed in the Parent SEC Documents filed with the SEC prior to the date hereof and publicly available on the SEC’s Electronic Data Gathering Analysis and Retrieval system (but (i) without giving effect to any amendment thereof filed with, or furnished to the SEC on or after the date hereof and (ii) excluding any disclosures contained under the heading “Risk Factors” and any disclosure of risks included in any “forward-looking statements” disclaimer or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature), it being understood that any matter disclosed in Parent SEC Documents (x) shall not be deemed disclosed for the purposes of Section 3.1, 3.2, 3.3, 3.4, 3.5 or 3.6, and (y) shall be deemed to be disclosed in a section of the Parent Disclosure Schedule only to the extent that it is readily apparent from a reading of such Parent SEC Document that it is applicable to such section of the Parent Disclosure Schedule, Parent and Merger Sub represent and warrant to the Company as follows:
3.1 Due Organization; No Subsidiaries.
(a) Each of Parent and Merger Sub is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware, and has all necessary corporate power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used; and (iii) to perform its obligations under all Contracts by which it is bound. Since the date of its incorporation, Merger Sub has not engaged in any activities other than activities incident to its formation or in connection with or as contemplated by this Agreement.
(b) Parent is duly licensed and qualified to do business, and is in good standing (to the extent applicable in such jurisdiction), under the Laws of all jurisdictions where the nature of its business requires such licensing or qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not be reasonably expected to have a Parent Material Adverse Effect.
(c) Other than Merger Sub, Parent does not have any Subsidiary. Merger Sub is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware. Merger Sub was formed solely for the purpose of engaging in the Contemplated Transactions. All of the issued and outstanding capital stock of Merger Sub, which consists of 1,000 shares of common stock, $0.0001 par value, is validly issued, fully paid and non-assessable and is owned, beneficially and of record, by Parent, free and clear of any Encumbrances with respect thereto. Except for obligations and liabilities incurred in connection with its incorporation and the Contemplated Transactions, Merger Sub has not, and will not have, incurred, directly or indirectly, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.
(d) Parent is not and has not otherwise been, directly or indirectly, a party to, member of or participant in any partnership, joint venture or similar business Entity. Parent has not agreed and is not obligated to make, and is not bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. Parent has not, at any time, been a general partner of, and has not otherwise been liable for, any of the debts or other obligations of, any general partnership, limited partnership or other Entity.
3.2 Organizational Documents. Parent has made available to the Company accurate and complete copies of Parent’s and Merger Sub’s Organizational Documents in effect as of the date of this Agreement. Neither Parent nor Merger Sub is in material breach or violation of its respective Organizational Documents.
3.3 Authority; Binding Nature of Agreement.
(a) Each of Parent and Merger Sub has all necessary corporate power and authority to enter into and to perform its obligations under this Agreement and, subject, with respect to Parent, to receipt of the Required Parent Stockholder Vote and, with respect to Merger Sub, the adoption of this Agreement by Parent in its capacity as sole stockholder of Merger Sub, to consummate the Contemplated Transactions. The Parent Board (at meetings duly called and held) has: (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Parent and its stockholders; (ii) authorized, approved and declared advisable this Agreement and the Contemplated Transactions, including the issuance of shares of

Parent Common Stock to the stockholders of the Company pursuant to the terms of this Agreement and the treatment of the Company Options pursuant to this Agreement; and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of Parent vote to approve the Parent Stockholder Matters. The Merger Sub Board (by unanimous written consent) has: (A) determined that the Contemplated Transactions are fair to, advisable, and in the best interests of Merger Sub and its sole stockholder; (B) authorized, approved and declared advisable this Agreement and the Contemplated Transactions; and (C) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholder of Merger Sub vote to adopt this Agreement and thereby approve the Contemplated Transactions.
(b) This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes the legal, valid and binding obligation of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Enforceability Exceptions.
3.4 Vote Required. (a) The affirmative vote of the holders of a majority of the issued and outstanding shares of Parent Common Stock outstanding on the record date for the Parent Stockholders’ Meeting is the only vote of the holders of any class or series of Parent’s capital stock necessary to approve the proposals in Section 5.3(a)(i) and Section 5.3(a)(ii), and (b) the affirmative vote of a majority in interest of the shareholders of Parent Common Stock present in person or by proxy at the Parent Stockholders’ Meeting and entitled to vote thereon is the only vote of the holders of any class or series of Parent’s capital stock necessary to approve the proposals in Section 5.3(a)(iii), 5.3(a)(iv), 5.3(a)(v) and 5.3(a)(vi) (the “Required Parent Stockholder Vote”).
3.5 Non-Contravention; Consents. Subject to obtaining the Required Parent Stockholder Vote and the filing of the Certificate of Merger required by the DGCL, neither (x) the execution, delivery or performance of this Agreement by Parent or Merger Sub, nor (y) the consummation of the Contemplated Transactions, will directly or indirectly (with or without notice or lapse of time):
(a) contravene, conflict with or result in a violation of any of the provisions of the Organizational Documents of Parent or Merger Sub;
(b) contravene, conflict with or result in a material violation of, or, to the Knowledge of Parent, give any Governmental Body or other Person the right to challenge the Contemplated Transactions or to exercise any material remedy or obtain any material relief under, any Law or any order, writ, injunction, judgment or decree to which Parent or Merger Sub, or any of the assets owned or used by Parent or Merger Sub, is subject, except as would not reasonably be expected to be material to Parent or its business;
(c) contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by Parent, except as would not reasonably be expected to be material to Parent or its business;
(d) contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Parent Material Contract, or give any Person the right to: (i) declare a default or exercise any remedy under any Parent Material Contract; (ii) any material payment, rebate, chargeback, penalty or change in delivery schedule under any Parent Material Contract; (iii) accelerate the maturity or performance of any Parent Material Contract; or (iv) cancel, terminate or modify any term of any Parent Material Contract, except in the case of any non-material breach, default, penalty or modification; or
(e) result in the imposition or creation of any Encumbrance upon or with respect to any material asset owned or used by Parent (except for Permitted Encumbrances).
Except for (i) any Consent set forth in Section 3.5 of the Parent Disclosure Schedule under any Parent Contract, (ii) the Required Parent Stockholder Vote, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL and (iv) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities Laws or stock exchange listing rules, neither Parent nor Merger Sub is or will be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with (A) the execution, delivery or performance of this Agreement and the Parent Lock-Up Agreements, or (B) the consummation of the Contemplated Transactions, which if individually or in the aggregate were not given or obtained, would reasonably be expected to prevent or materially delay the ability of Parent and Merger Sub to consummate the Contemplated Transactions. The Parent Board and the Merger Sub Board have taken and will take all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement, the Parent Lock-Up Agreements and to the consummation of the Contemplated Transactions. No other state Takeover Statute or similar Law applies or purports to apply to the Merger, this Agreement, the Parent Lock-Up Agreements or any of the Contemplated Transactions.
3.6 Capitalization.
(a) The authorized capital stock of Parent as of the date of this Agreement consists of (i) 75,000,000 shares of Parent Common Stock, par value $0.0001 per share, of which 4,019,141 shares have been issued and are outstanding as of the close of business on the Reference Date, and (ii) 10,000,000 shares of preferred stock of Parent, par value $0.0001 per share, of which no shares have been issued and are outstanding as of the date of this Agreement. Parent does not hold any shares of its capital stock in its treasury.
(b) All of the outstanding shares of Parent Common Stock have been duly authorized and validly issued, and are fully paid and nonassessable. None of the outstanding shares of Parent Common Stock are entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right and none of the outstanding shares of Parent Common Stock are subject to any right of first refusal in favor of Parent. Except as set forth in Section 3.6(b) of the Parent Disclosure Schedule or as otherwise contemplated herein (including the Pre-Closing Financing), there is no Parent Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of Parent Common Stock. Parent is not under any obligation, nor is it bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Parent Common Stock or other securities. As of the date hereof, there are outstanding Parent Warrants to purchase 1,921,489 shares of Parent Common Stock. Section 3.6(b) of the Parent Disclosure Schedule accurately and completely lists all repurchase or forfeiture rights held by Parent with respect to shares of Parent Common Stock (including shares issued pursuant to the exercise of stock options) and specifies which of those repurchase rights are currently exercisable and whether the holder of such shares of Parent Common Stock timely filed an election with the relevant Governmental Bodies under Section 83(b) of the Code with respect to such shares.
(c) Except for the Parent Stock Plans (and awards granted thereunder) and as set forth in Section 3.6(c) of the Parent Disclosure Schedule, Parent does not have any stock option plan or any other plan, program, agreement or arrangement providing for any equity-based compensation for any Person. As of the close of business on the Reference Date, (i) 146,224 shares of Parent Common Stock have been reserved for issuance upon the exercise of Parent Options granted under the Parent Stock Plans that are outstanding as of the date of this Agreement and (ii) 139,236 shares remain available for future issuance pursuant to the Parent Stock Plans. Section 3.6(c) of the Parent Disclosure Schedule sets forth the following information with respect to each Parent Option outstanding as of the date of this Agreement: (i) the name of the holder; (ii) the number of shares of Parent Common Stock subject to such Parent Option at the time of grant; (iii) the number of shares of Parent Common Stock subject to such Parent Option as of the date of this Agreement; (iv) the exercise price of such Parent Option; (v) the date on which such Parent Option was granted; (vi) the applicable vesting schedule, including the number of vested and unvested shares as of the date of this Agreement and any acceleration provisions; (vii) the date on which such Parent Option expires; and (viii) whether such Parent Option is intended to constitute an “incentive stock option” (as defined in the Code) or a non-qualified stock option. Parent has made available to the Company accurate and complete copies of the Parent Stock Plans and all forms of the stock option and other award agreements evidencing outstanding awards granted thereunder.
(d) Except for the Parent Warrants, the Replacement Warrants, the Parent Stock Plans and the Parent Options, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of Parent; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of Parent; or (iii) condition or circumstance that could be reasonably likely to give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of Parent. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to Parent. In addition, there are no stockholder rights plans (or similar plan commonly referred to as a “poison pill”) or bonds, debentures, notes or other indebtedness of Parent having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of Parent may vote (“Parent Voting Debt”).
(e) All outstanding shares of Parent Common Stock, Parent Options, Parent Warrants and other securities of Parent have been issued and granted in material compliance with (i) the Organizational Documents of Parent in effect as of the relevant time and all applicable securities Laws and other applicable Law, and (ii) all requirements set forth in applicable Contracts.
(f) All distributions, dividends, repurchases and redemptions of Parent Common Stock or other equity interests of Parent were undertaken in material compliance with (i) the Organizational Documents of Parent in effect as of the relevant time and all applicable securities Laws and other applicable Laws, and (ii) all requirements set forth in applicable Contracts.
3.7 SEC Filings; Financial Statements.
(a) Parent has delivered or made available to the Company accurate and complete copies of all registration statements, proxy statements, Certifications (as defined below) and other statements, reports, schedules, forms and other documents filed by Parent with the SEC since January 1, 2018 (the “Parent SEC Documents”), other than such documents that can be obtained on the SEC’s website at www.sec.gov. Since January 1, 2018, all material statements, reports, schedules, forms and other documents required to have been filed by Parent or its officers with the SEC have been so filed on a timely basis. As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), each of the Parent SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be) and, as of the time they were filed, or if amended or superseded by a filing prior to the date of this Agreement, on the date of the last such amendment or superseding filing prior to the date of this Agreement, none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The certifications and statements required by (i) Rule 13a-14 under the Exchange Act and (ii) 18 U.S.C. §1350 (Section 906 of the Sarbanes-Oxley Act) relating to the Parent SEC Documents (collectively, the “Certifications”) are accurate and complete and comply as to form and content with all applicable Laws, and no current or former executive officer of Parent has failed to make the Certifications required of him or her. Parent has made available to the Company true and complete copies of all correspondence, other than transmittal correspondence or general communications by the SEC not specifically addressed to Parent, between the SEC, on the one hand, and Parent, on the other, since January 1, 2017, including all SEC comment letters and responses to such comment letters and responses to such comment letters by or on behalf of Parent except for such comment letters and responses to such comment letters that are publicly accessible through EDGAR. As of the date of this Agreement, there are no outstanding unresolved comments in comment letters received from the SEC or Nasdaq with respect to Parent SEC Documents. To the Knowledge of Parent, none of the Parent SEC Documents are the subject of ongoing SEC review and there are no inquiries or investigations by the SEC or any internal investigations pending or threatened, including with regards to any accounting practices of Parent. As used in this Section 3.7, the term “file” and variations thereof shall be broadly construed to include any manner in which a document or information is filed, furnished, supplied or otherwise made available to the SEC.
(b) The financial statements (including any related notes) contained or incorporated by reference in the Parent SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with GAAP (except as may be indicated in the notes to such financial statements or, in the case of unaudited financial statements, except as permitted by Form 10-Q of the SEC, and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments) applied on a consistent basis unless otherwise noted therein throughout the periods indicated; and (iii) fairly present, in all material respects, the financial position of Parent as of the respective dates thereof and the results of operations and cash flows of

Parent for the periods covered thereby. Other than as expressly disclosed in the Parent SEC Documents filed prior to the date hereof, there has been no material change in Parent’s accounting methods or principles that would be required to be disclosed in Parent’s financial statements in accordance with GAAP.
(c) Parent’s independent registered public accounting firm has at all times since its first date of service to Parent been: (i) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act); (ii) to the Knowledge of Parent, “independent” with respect to Parent within the meaning of Regulation S-X under the Exchange Act; and (iii) to the Knowledge of Parent, in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and the rules and regulations promulgated by the SEC and the Public Company Accounting Oversight Board thereunder.
(d) Since January 1, 2017 through the date of this Agreement, except as set forth in Section 3.7(d) of the Parent Disclosure Schedule, Parent has not received any comment letter from the SEC or the staff thereof or any correspondence from officials of Nasdaq or the staff thereof relating to the delisting or maintenance of listing of the Parent Common Stock on Nasdaq. As of the date of this Agreement, Parent has timely responded to all comment letters of the staff of the SEC relating to the Parent SEC Documents, and the SEC has not advised Parent that any final responses are inadequate, insufficient or otherwise non-responsive. Parent has made available to the Company true, correct and complete copies or all comment letters, written inquiries and enforcement correspondences between the SEC, on the one hand, and Parent, on the other hand, occurring since January 1, 2017 and will, reasonably promptly following the receipt thereof, make available to the Company any such correspondence sent or received after the date of this Agreement. To the Knowledge of Parent, as of the date of this Agreement, none of the Parent SEC Documents is the subject of an ongoing SEC report or outstanding SEC comment.
(e) Since January 1, 2017, there have been no formal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, principal accounting officer or general counsel of Parent, the Parent Board or any committee thereof, other than ordinary course audits or reviews of accounting policies and practices or internal controls required by the Sarbanes-Oxley Act.
(f) Parent is and, since its first date of listing on Nasdaq, has been, in compliance in all material respects with the applicable current listing and governance rules and regulations of Nasdaq.
(g) Parent maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and to provide reasonable assurance (i) that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, (ii) that receipts and expenditures are made only in accordance with authorizations of management and the Parent Board and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Parent’s assets that could have a material effect on Parent’s financial statements. Parent has evaluated the effectiveness of Parent’s internal control over financial reporting as of December 31, 2019 and, to the extent required by applicable Law, presented in any applicable Parent SEC Document that is a report on Form 10-K or Form 10-Q (or any amendment thereto) its conclusions about the effectiveness of the internal control over financial reporting as of the end of the period covered by such report or amendment based on such evaluation. Parent has disclosed, based on its most recent evaluation of internal control over financial reporting, to Parent’s auditors and audit committee (and made available to the Company a summary of the significant aspects of such disclosure) (A) all significant deficiencies, if any, in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and (B) any known fraud that involves management or other employees who have a significant role in Parent’s internal control over financial reporting. Parent has not identified, based on its most recent evaluation of internal control over financial reporting, any material weaknesses in the design or operation of Parent’s internal control over financial reporting.
(h) Parent maintains “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) that are reasonably designed to ensure that all information required to be disclosed by Parent in the periodic reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods required by the SEC, and that all such information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the Certifications.
(i) Since January 1, 2017, Parent has not received any material written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of Parent’s internal accounting controls relating to periods after January 1, 2017, including any material written complaint, allegation, assertion or claim that Parent has engaged in questionable accounting or auditing practices (except for any of the foregoing after the date of this Agreement which have no reasonable basis).
3.8 Absence of Changes. Except as set forth in Section 3.8 of the Parent Disclosure Schedule, since the Parent Balance Sheet Date, Parent has conducted its business only in the Ordinary Course of Business (except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto) and there has not been any (a) Parent Material Adverse Effect or (b) action, event or occurrence that would have required the consent of the Company pursuant to Section 4.1(b) had such action, event or occurrence taken place after the execution and delivery of this Agreement.
3.9 Absence of Undisclosed Liabilities. Except as set forth in Section 3.9 of the Parent Disclosure Schedule, as of the date hereof, Parent does not have any Liability, individually or in the aggregate, of a type required to be recorded or reflected on a balance sheet or disclosed in the footnotes thereto under GAAP, except for: (a) Liabilities disclosed, reflected or reserved against in the Parent Balance Sheet; (b) Liabilities that have been incurred by Parent since the Parent Balance Sheet Date in the Ordinary Course of Business; (c) Liabilities for performance of obligations of Parent under Parent Contracts; (d) Liabilities incurred in connection with the Contemplated Transactions; (e) Liabilities which would not, individually or in the aggregate, reasonably be expected to be material to Parent; and (f) Liabilities described in Section 3.9 of the Parent Disclosure Schedule.
3.10 Title to Assets. Parent owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or tangible assets and equipment used or held for use in its business or operations or purported to be owned by it that are material to Parent or its business, including: (a) all tangible assets reflected on the Parent Balance Sheet; and (b) all other tangible assets reflected in the books and records of Parent as being owned by Parent. All of such assets are owned or, in the case of leased assets, leased by Parent free and clear of any Encumbrances, other than Permitted Encumbrances.
3.11 Real Property; Leasehold. Parent does not own and has never owned any real property. Parent has made available to the Company (a) an accurate and complete list of all real properties with respect to which Parent directly or indirectly holds a valid leasehold interest as well as any other real estate that is in the possession of, or occupied or leased by Parent, and (b) copies of all leases under which any such real property is possessed, occupied or leased (the “Parent Real Estate Leases”), each of which is in full force and effect, with no existing material default thereunder. Parent’s possession, occupancy, lease, use and/or operation of each such leased property conforms to all applicable Laws in all material respects, and Parent has exclusive possession of each such leased property and leasehold interest and has not granted any occupancy rights to tenants or licensees with respect to such leased property or leasehold interest. In addition, each such leased property and leasehold interest is free and clear of all Encumbrances other than Permitted Encumbrances. Parent has not received any written notice of existing, pending or threatened condemnation proceedings affecting such leased property or existing, pending or threatened zoning, building code or other moratorium proceedings, or similar matters which could reasonably be expected to adversely affect the ability to operate on the leased property as currently operated.
3.12 Intellectual Property.
(a) Section 3.12(a) of the Parent Disclosure Schedule identifies each item of material Parent IP that is the subject of a registration or application in any jurisdiction (“Parent Registered IP”), including, with respect to each patent and patent application: (i) the name of the applicant/registrant, (ii) the jurisdiction of application/registration, (iii) the application or registration number and (iv) any other co-owners. To the Knowledge of Parent, each of the patents and patent applications included in Section 3.12(a) of the Parent Disclosure Schedule properly identifies by name each and every inventor of the inventions claimed therein as determined in accordance with applicable Laws of the United States. To the Knowledge of Parent, as of the date of this Agreement, no cancellation, interference, opposition, reissue, reexamination or other proceeding of any nature (other than office actions or similar communications issued by any Governmental

Body in the ordinary course of prosecution of any pending applications for registration) is pending or threatened in writing, in which the scope, validity, enforceability or ownership of any Parent IP is being or has been contested or challenged. To the Knowledge of Parent, each item of Parent IP is valid and enforceable, and with respect to Parent Registered IP, subsisting. There are no actions that must be taken within ninety (90) days of the Closing, the failure of which will result in the abandonment, lapse or cancellation of any Parent Registered IP.
(b) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent exclusively owns, is the sole assignee of, or has exclusively licensed all material Parent IP, free and clear of all Encumbrances other than Permitted Encumbrances. The Parent IP and the Intellectual Property Rights licensed to Parent pursuant to a valid, enforceable written agreement constitute all Intellectual Property Rights used in, material to or otherwise necessary for the operation of Parent’s business as currently conducted. Each Parent Associate involved in the creation or development of any material Parent IP, pursuant to such Parent Associate’s activities on behalf of Parent, has signed a valid and enforceable written agreement containing an assignment of such Parent Associate’s rights in such Parent IP to Parent. Each Parent Associate who has or has had access to Parent’s trade secrets or confidential information has signed a valid and enforceable written agreement containing confidentiality provisions protecting the Parent IP, trade secrets and confidential information. Parent has taken commercially reasonable steps to protect and preserve the confidentiality of its trade secrets and confidential information.
(c) To the Knowledge of Parent, except as set forth in Section 3.12(c) of the Parent Disclosure Schedule, no funding, facilities or personnel of any Governmental Body or any university, college, research institute or other educational institution has been used to create Parent IP, except for any such funding or use of facilities or personnel that does not result in such Governmental Body or institution obtaining ownership rights or a license to such Parent IP (excluding confirmatory licenses to inventions made with government funding and for which Parent or Parent’s licensor has duly retained title under the Bayh-Dole Act) or the right to receive royalties for the practice of such Parent IP.
(d) Section 3.12(d) of the Parent Disclosure Schedule sets forth each license agreement pursuant to which Parent (i) is granted a license under any material Intellectual Property Right owned by any third party that is used by Parent in its business as currently conducted (each a “Parent In-bound License”) or (ii) grants to any third party a license under any material Parent IP or material Intellectual Property Right licensed to Parent under a Parent In-bound License (each a “Parent Out-bound License”) (provided, that, Parent In-bound Licenses shall not include, when entered into in the Ordinary Course of Business, material transfer agreements, clinical trial agreements, agreements with Parent Associates, services agreements, commercially available Software-as-a-Service offerings or off-the-shelf software licenses; and Parent Out-bound Licenses shall not include, when entered into in the Ordinary Course of Business, material transfer agreements, clinical trial agreements, services agreements, or non-exclusive outbound licenses). All Parent In-bound Licenses and Parent Out-bound Licenses are in full force and effect and are valid, enforceable and binding obligations of Parent and, to the Knowledge of Parent, each other party to such Parent In-bound Licenses or Parent Out-bound Licenses. Neither Parent, nor to the Knowledge of Parent, any other party to such Parent In-bound Licenses or Parent Out-bound Licenses, is in material breach under any Parent In-bound Licenses or Parent Out-bound Licenses. Except as set forth on Section 3.12(d) of the Parent Disclosure Schedule, none of the terms or conditions of any Parent In-Bound License or any Parent Out-bound License requires Parent or any of its Affiliates to maintain, develop or prosecute any Intellectual Property Rights.
(e) To the Knowledge of Parent: (i) the operation of the business of Parent as currently conducted does not infringe, misappropriate or otherwise violate any Intellectual Property Rights of any other Person and (ii) no other Person is infringing, misappropriating or otherwise violating any Parent IP. No Legal Proceeding is pending (or, to the Knowledge of Parent, is threatened in writing) (A) against Parent alleging that the operation of the business of Parent infringes or constitutes the misappropriation or other violation of any Intellectual Property Rights of another Person or (B) by Parent alleging that another Person has infringed, misappropriated or otherwise violated any of the Parent IP or any Intellectual Property Rights

exclusively licensed to Parent. Since January 1, 2017, Parent has not received any written notice or other written communication alleging that the operation of the business of Parent infringes or constitutes the misappropriation or other violation of any Intellectual Property Right of another Person.
(f) Except as set forth in Section 3.12(f) of the Parent Disclosure Schedule, none of the Parent IP or, to the Knowledge of Parent, any material Intellectual Property Rights exclusively licensed to Parent is subject to any pending or outstanding injunction, directive, order, judgment or other disposition of dispute that adversely and materially restricts the use, transfer, registration or licensing by Parent of any such Parent IP or material Intellectual Property Rights exclusively licensed to Parent.
(g) To the Knowledge of Parent, Parent and the operation of Parent’s business are in substantial compliance with all Laws pertaining to data privacy and data security of Sensitive Data. Since January 1, 2017, there have been (i) no losses or thefts of data or security breaches relating to Sensitive Data used in the business of Parent, (ii) no material violations of any security policy of Parent regarding any such Sensitive Data used in the business of Parent, (iii) no unauthorized access, unauthorized use or unintended or improper disclosure of any Sensitive Data used in the business of Parent. Parent has taken commercially reasonable steps and implemented reasonable disaster recovery and security plans and procedures to protect the information technology systems used in, material to or necessary for operation of Parent’s business as currently conducted from unauthorized use or access. To the Knowledge of Parent, there have been no material malfunctions or unauthorized intrusions or breaches of the information technology systems used in, material to or necessary for the operation of Parent’s business as currently conducted.
3.13 Agreements, Contracts and Commitments.
(a) Section 3.13(a) of the Parent Disclosure Schedule lists the following Parent Contracts in effect as of the date of this Agreement (each, a “Parent Material Contract” and collectively, the “Parent Material Contracts”):
(i) a material Contract as defined in Item 601(b)(10) of Regulation S-K as promulgated under the Securities Act;
(ii) each Parent Contract relating to any agreement of indemnification or guaranty not entered into in the Ordinary Course of Business;
(iii) each Parent Contract containing (A) any covenant limiting the freedom of Parent to engage in any line of business or compete with any Person, (B) any most-favored pricing arrangement or similar term by which any Person is or could become entitled to any benefit, right or privilege that must be at least as favorable to such Person as those offered to any other Person, (C) any exclusivity provision, right of first refusal or right of first negotiation or similar covenant, or (D) any non-solicitation provision, in each case, except for restrictions that would not materially affect the ability of Parent to conduct its business;
(iv) each Parent Contract relating to capital expenditures and requiring payments after the date of this Agreement in excess of $100,000 pursuant to its express terms and not cancelable without penalty;
(v) each Parent Contract relating to the disposition or acquisition of material assets or any ownership interest in any Entity, in each case, involving payments in excess of $100,000, other than Parent Contracts in which the applicable acquisition or disposition has been consummated and there are no material ongoing obligations;
(vi) each Parent Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit or creating any material Encumbrances with respect to any assets of Parent or any loans or debt obligations with officers or directors of Parent;
(vii) each Parent Contract requiring payment by or to Parent after the date of this Agreement in excess of $100,000 pursuant to its express terms relating to: (A) any distribution agreement (identifying any that contain exclusivity provisions); (B) any agreement involving provision of services or products with respect to any pre-clinical or clinical development activities of Parent; (C) any dealer, distributor, joint marketing, alliance, joint venture, cooperation, development or other agreement currently in force under which Parent has continuing obligations to develop or market any product, technology or service, or any agreement pursuant to which Parent has continuing obligations to develop any Intellectual Property Rights that will not be owned, in whole or in part, by Parent; or (D) any Parent Contract with any third party providing any services relating to the manufacture or production of any product, service or technology of Parent or any Parent Contract to sell, distribute or commercialize any products or service of Parent;
(viii) each Parent Contract with any financial advisor, broker, finder, investment banker or other similar Person, providing advisory services to Parent in connection with the Contemplated Transactions;
(ix) each Parent Real Estate Lease;
(x) each Parent Contract with any Governmental Body;
(xi) each Parent Out-bound License and Parent In-bound License, and each Parent Contract containing a covenant not to sue or otherwise enforce any Intellectual Property Rights;
(xii) each Parent Contract containing any royalty, dividend or similar arrangement based on the revenues or profits of Parent;
(xiii) each (A) Parent Contract, offer letter, employment agreement or other agreement with any employee that (1) is not immediately terminable at will by Parent without advance notice, severance, or other cost or liability or (2) provides for retention payments, change of control payments, severance, accelerated vesting or any payment or benefit that may or will become due as a result of the Merger (whether alone or in connection with any other event) and (B) each Parent Contract, independent contractor agreement, or other agreement with any consultant or service provider that (1) is not immediately terminable at will by the Company without more than thirty (30) days’ prior notice, severance, or other cost or liability or (2) provides for retention payments, change of control payments, severance, accelerated vesting or any payment or benefit that may or will become due as a result of the Merger (whether alone or in connection with any other event);
(xiv) each Parent Contract providing any option to receive a license or other right, any right of first negotiation, any right of first refusal or any similar right to any Person related to any material Parent IP or material Intellectual Property Right licensed to Parent under a Parent In-bound License;
(xv) each Parent Contract entered into in settlement of any Legal Proceeding or other dispute; and
(xvi) any other Parent Contract that is not terminable at will (with no penalty or payment) by Parent and (A) which involves payment or receipt by Parent after the date of this Agreement under any such agreement, Contract or commitment of more than $100,000 in the aggregate, or obligations after the date of this Agreement in excess of $100,000 in the aggregate, or (B) that is material to the business or operations of Parent.
(b) Parent has delivered or made available to the Company accurate and complete copies of all Parent Material Contracts, including all amendments thereto. There are no Parent Material Contracts that are not in written form. Other than as set forth in Section 3.13(b) of the Parent Disclosure Schedule, Parent has not, nor, to Parent’s Knowledge, as of the date of this Agreement, has any other party to a Parent Material Contract, breached, violated or defaulted under, or received notice that it breached, violated or defaulted under, any of the terms or conditions of any Parent Material Contract in such manner as would permit any other party to cancel or terminate any such Parent Material Contract, or would permit any other party to seek damages which would reasonably be expected to be material to Parent or its business. As to Parent, as of the date of this Agreement, each Parent Material Contract is valid, binding, enforceable and in full force and effect, subject to the Enforceability Exceptions. No Person is renegotiating, or has a right pursuant to the terms of any Parent Material Contract to change, any material amount paid or payable to Parent under any Parent Material Contract or any other material term or provision of any Parent Material Contract, and no Person has indicated in writing to Parent that it desires to renegotiate, modify, not renew or cancel any Parent Material Contract.

3.14 Compliance; Permits.
(a) Parent is, and since January 1, 2017 has been, in compliance in all material respects with all applicable Laws, including the FDCA, PHSA and any other similar Law administered or promulgated by the FDA or other Drug Regulatory Agency, except for any noncompliance, either individually or in the aggregate, which would not be material to Parent.
(b) No investigation, claim, suit, proceeding, audit or other action by any Governmental Body is pending or, to the Knowledge of Parent, threatened against Parent. There is no agreement, judgment, injunction, order or decree binding upon Parent which (i) has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of Parent, any acquisition of material property by Parent or the conduct of business by Parent as currently conducted, (ii) is reasonably likely to have an adverse effect on Parent’s ability to comply with or perform any covenant or obligation under this Agreement, or (iii) is reasonably likely to have the effect of preventing, delaying, making illegal or otherwise interfering with the Contemplated Transactions.
(c) Parent holds all required Governmental Authorizations which are material to the operation of the business of Parent as currently conducted (the “Parent Permits”). Section 3.14(c) of the Parent Disclosure Schedule identifies each Parent Permit. Each such Parent Permit is valid and in full force and effect, and Parent is in material compliance with the terms of the Parent Permits. No Legal Proceeding is pending or, to the Knowledge of Parent, threatened, which seeks to revoke, limit, suspend, or materially modify any Parent Permit.
(d) There are no proceedings pending or, to the Knowledge of Parent, threatened against Parent with respect to an alleged material violation by Parent of the FDCA, PHSA or any other similar Law administered or promulgated by any Drug Regulatory Agency. Neither Parent nor any of its officers and employees has been or is subject to any enforcement proceedings by the FDA or other Governmental Body and, to the Knowledge of Parent, no such proceedings have been threatened. There has not been and is not now any Form FDA-483 observation, civil, criminal or administrative action, suit, demand, claim, complaint, hearing, investigation, demand letter, warning letter, untitled letter, or proceeding pending or in effect against Parent or any of its officers and employees, and Parent has no liability for failure to comply with the FDCA, PHSA, or other similar Laws. There is no act, omission, event, or circumstance of which Parent has Knowledge that would reasonably be expected to give rise to or form the basis for any civil, criminal or administrative action, suit, demand, claim, complaint, hearing, investigation, demand letter, warning letter, untitled letter, proceeding or request for information or any liability (whether actual or contingent) for failure to comply with the FDCA, PHSA or other similar Laws.
(e) Parent holds all required Governmental Authorizations to develop, test, manufacture, store, label, package, distribute, import and export the respective current products or product candidates and otherwise conduct the business of Parent as currently conducted (collectively, the “Parent Regulatory Permits”) and no such Parent Regulatory Permit has been revoked, withdrawn, suspended, canceled or terminated or modified in any adverse manner. There is no basis for believing that such Parent Regulatory Permits will not be renewable upon expiration. Parent is in compliance in all material respects with the Parent Regulatory Permits and has not received any written notice or other written communication, or to the Knowledge of Parent, any other communication from any Drug Regulatory Agency regarding (i) any material violation of or failure to comply materially with any term or requirement of any Parent Regulatory Permit or (ii) any revocation, withdrawal, suspension, cancellation, termination or material modification of any Parent Regulatory Permit.
(f) All clinical, pre-clinical and other studies and tests conducted by or on behalf of, or sponsored by, Parent, or of its current products or product candidates, were and, if still pending, are being conducted in all material respects in accordance with standard medical and scientific research procedures and in compliance in all material respects with applicable regulations of any applicable Drug Regulatory Agency and other applicable Law, including the GCP regulations under 21 C.F.R. Parts 50, 54, 56 and 312 and GLP regulations under 21 C.F.R. Part 58. Except as set forth in Section 3.14(f) of the Parent Disclosure Schedule, no preclinical study or clinical trial conducted by or on behalf of Parent has been terminated or suspended prior to completion for safety or non-compliance reasons. Since January 1, 2017, Parent has not received any notices, correspondence, or other communications from any Drug Regulatory Agency requiring, or to the Knowledge of Parent, threatening to initiate, the termination or suspension of any clinical studies conducted by or on behalf of, or sponsored by, Parent or of its current products or product candidates.
(g) Parent is not the subject of any pending or, to the Knowledge of Parent, threatened investigation in respect of its business or products or product candidates pursuant to the FDA’s “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991). To the Knowledge of Parent, Parent has not committed any acts, made any statement, or failed to make any statement, in each case in respect of its business or products that would violate the FDA’s “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy.
(h) Neither Parent, nor any of its officers, directors, employees or, to the Knowledge of Parent, agents has been, is, or is in anticipation of being (based on a conviction by the courts or a finding of fault by a regulatory authority): (a) debarred pursuant to the Generic Drug Enforcement Act of 1992 (21 U.S.C. § 335a), as amended from time to time; (b) disqualified from participating in clinical trials pursuant to 21 C.F.R. §312.70, as amended from time to time; (c) disqualified as a testing facility under 21 C.F.R. Part 58, Subpart K, as amended from time to time; (d) excluded, debarred or suspended from or otherwise ineligible to participate in a “Federal Health Care Program” as that term is defined in 42 U.S.C. 1320a-7b(f), including under 42 U.S.C. § 1320a-7 or relevant regulations in 42 C.F.R. Part 1001; (e) assessed or threatened with assessment of civil money penalties pursuant to 42 C.F.R. Part 1003; or (f) included on the HHS/OIG List of Excluded Individuals/Entities, the General Services Administration’s System for Award Management, or the FDA Debarment List or the FDA Disqualified/Restricted List. Neither Parent nor any of its officers, directors, employees or, to the Knowledge of Parent, agents has engaged in any activities that are prohibited, or are cause for civil penalties, or grounds for mandatory or permissive exclusion, debarment, or suspension pursuant to any of these authorities. Parent is not using, nor has it ever used, in any capacity any Person that has ever been, or to the Knowledge of Parent, is the subject of a proceeding that could lead to the Persons becoming debarred, excluded, disqualified, restricted or suspended pursuant to any of these authorities.
(i) Parent is not a Covered Entity governed by HIPAA, but each of its health plans, if required, has complied in all material respects with all applicable Laws relating to HIPAA, including the standards for the privacy of Individually Identifiable Health Information at 45 C.F.R. Parts 160 and 164, Subparts A and E, the standards for the protection of Electronic Protected Health Information set forth at 45 C.F.R. Part 160 and 45 C.F.R. Part 164, Subpart A and Subpart C, the standards for transactions and code sets used in electronic transactions at 45 C.F.R. Part 160, Subpart A and Part 162, and the standards for Breach Notification for Unsecured Protected Health Information at 45 C.F.R. Part 164, Subpart D, all as amended from time to time. Each of Parent’s health plans has entered into, where required, and is in compliance in all material respects with the terms of, all Business Associate Agreements which Parent has signed as plan sponsor where the plan is a party or otherwise bound. Each of Parent’s health plans, where required, has created and maintained written policies and procedures to protect the privacy of all Protected Health Information, has provided training to all employees and agents, and has implemented security procedures, including physical, technical and administrative safeguards, to protect all Protected Health Information stored or transmitted in electronic form. Parent has not received written notice from the Office for Civil Rights for the U.S. Department of Health and Human Services or any other Governmental Body of any allegation regarding its failure to comply with HIPAA or any other federal or state law or regulation applicable to the protection of individually identifiable health information or personally identifiable information. No successful Security Incident, Breach of Unsecured Protected Health Information, unpermitted disclosure of Personal Health Information, or breach of personally identifiable information under applicable Laws has occurred with respect to information maintained or transmitted to Parent, or an agent or third party, including any subject to a Business Associate Agreement with Parent. If required, Parent is currently submitting, receiving and handling or is capable of submitting, receiving and handling transactions in accordance with the Transactions and Code Sets Rule. All capitalized terms in this Section 3.14(i) not otherwise defined in this Agreement shall have the meanings set forth under HIPAA.
3.15 Legal Proceedings; Orders.
(a) As of the date of this Agreement, there is no material pending Legal Proceeding and, to the Knowledge of Parent, no Person has threatened in writing to commence any Legal Proceeding: (i) that involves (A) Parent, (B) any Parent Associate (in his or her capacity as such) or (C) any of the material assets owned or used by Parent; or (ii) that challenges, or that would have the effect of preventing, delaying, making illegal or otherwise interfering with, the Contemplated Transactions.
(b) Since January 1, 2017 through the date of this Agreement, no Legal Proceeding has been pending against Parent that resulted in material liability to Parent.
(c) There is no order, writ, injunction, judgment or decree to which Parent, or any of the material assets owned or used by Parent, is subject. To the Knowledge of Parent, no officer of Parent is subject to any order, writ, injunction, judgment or decree that prohibits such officer or employee from engaging in or continuing any conduct, activity or practice relating to the business of Parent or to any material assets owned or used by Parent.
3.16 Tax Matters.
(a) Parent and Merger Sub have timely filed all income Tax Returns and other material Tax Returns (taking into account valid extensions granted in the ordinary course of business) that they were required to file under applicable Law. All such Tax Returns are correct and complete in all material respects and have been prepared in compliance with all applicable Law. No written claim has ever been made by any Governmental Body in any jurisdiction where Parent or Merger Sub does not file a particular Tax Return or pay a particular Tax that Parent or Merger Sub is subject to taxation by that jurisdiction.
(b) All income and other material Taxes due and owing by Parent or Merger Sub on or before the date hereof (whether or not shown on any Tax Return) have been fully paid. The unpaid Taxes of Parent and Merger Sub did not, as of the Parent Balance Sheet Date, materially exceed the reserve for Tax liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax items) set forth on the face of the Parent Balance Sheet. Since the Parent Balance Sheet Date, neither Parent nor Merger Sub has incurred any material Liability for Taxes outside the Ordinary Course of Business.
(c) All Taxes that Parent or Merger Sub are or were required by Law to withhold or collect have been duly and timely withheld or collected in all material respects on behalf of its respective employees, independent contractors, stockholders, lenders, customers or other third parties and, have been timely paid to the proper Governmental Body or other Person or properly set aside in accounts for this purpose.
(d) There are no Encumbrances for material Taxes (other than Permitted Encumbrances) upon any of the assets of Parent or Merger Sub.
(e) No deficiencies for income or other material Taxes with respect to Parent or Merger Sub have been claimed, proposed or assessed by any Governmental Body in writing other than any deficiency that has been resolved. There are no pending or ongoing, and to the Knowledge of Parent, threatened audits, assessments or other actions for or relating to any liability in respect of a material amount of Taxes of Parent or Merger Sub. Neither Parent nor Merger Sub (or any of their predecessors) has waived any statute of limitations in respect of any income or other material Taxes or agreed to any extension of time with respect to any income or other material Tax assessment or deficiency which waiver is still in effect.
(f) Parent has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.
(g) Neither Parent nor Merger Sub is a party to any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement, or similar agreement or arrangement, other than customary commercial Contracts entered into in the Ordinary Course of Business the principal subject matter of which is not Taxes.
(h) Neither Parent nor Merger Sub will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for Tax purposes filed on or prior to the Closing Date; (ii) use of an improper method of accounting for a Tax period ending on or prior to the Closing Date; (iii) “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Law) executed on or prior to the Closing Date; (iv) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or foreign Law) occurring on or prior to the Closing Date; (v) installment sale or open transaction disposition made on or prior to the Closing Date; (vi) prepaid amount received on or prior to the Closing Date; or (vii) election under Section 108(i) of the Code (or any similar provision of state, local or foreign Law) made on or prior to the Closing Date. Parent has not made any election under Section 965(h) of the Code.
(i) Neither Parent nor Merger Sub has ever been (i) a member of a consolidated, combined or unitary Tax group (other than such a group the common parent of which is Parent) or (ii) a party to any joint venture, partnership, or other arrangement that is treated as a partnership for U.S. federal income Tax purposes. Neither Parent nor Merger Sub has any Liability for any Taxes of any Person (other than Parent and Merger Sub) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign Law), or as a transferee or successor.
(j) Neither Parent nor Merger Sub has, since January 1, 2017, distributed stock of another Person, or had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code (or any similar provisions of state, local or foreign Law).
(k) Parent and Merger Sub (i) are, and since their formation have been, domestic corporations for United States federal income tax purpose; and (ii) have never had a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise had an office or fixed place of business in a country other than the United States.
(l) Neither Parent nor Merger Sub has participated in or been a party to a transaction that, as of the date of this Agreement, constitutes a “listed transaction” that is required to be reported to the IRS pursuant to Section 6011 of the Code and applicable Treasury Regulations thereunder.
(m) Neither Parent nor Merger Sub has taken or agreed to take any action (other than the Contemplated Transactions) or knows of any fact that would reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.
3.17 Employee and Labor Matters; Benefit Plans.
(a) Section 3.17(a) of the Parent Disclosure Schedule is a list of all Parent Benefit Plans, including, without limitation, each Parent Benefit Plan that provides for retirement, change in control, stay or retention, deferred compensation, incentive compensation, severance or retiree medical or life insurance benefits. “Parent Benefit Plan” means each (i) “employee benefit plan” as defined in Section 3(3) of ERISA (whether or not ERISA governs such plan) and (ii) other pension, retirement, deferred compensation, excess benefit, profit sharing, bonus, incentive, equity or equity-based (other than individual Parent Options made pursuant to Parent’s standard forms, in which case only representative standard forms of such stock option agreements and other award agreements shall be scheduled), phantom equity, employment (other than individual employment agreements made pursuant to Parent’s standard forms, in which case only representative standard forms of such employment agreements shall be scheduled), offer letter (other than individual offer letters made pursuant to Parent’s standard forms, in which case only representative standard forms of such offers shall be scheduled), consulting, severance, change-of-control, retention, health, life, disability, group insurance, paid-time off, holiday, welfare and fringe benefit plan, program, agreement, Contract, or arrangement (whether written or unwritten, qualified or nonqualified, funded or unfunded and including any that have been frozen), in any case, maintained, contributed to, or required to be contributed to, by Parent or Parent ERISA Affiliates for the benefit of any current or former employee, director, officer or independent contractor of Parent or under which Parent has any actual or contingent liability (including, without limitation, as to the result of it being treated as a single employer under Code Section 414 with any other person).
(b) As applicable with respect to each Parent Benefit Plan, Parent has made available to the Company, true and complete copies of (i) each Parent Benefit Plan, including all amendments thereto, and in the case of an unwritten Parent Benefit Plan, a written description thereof, (ii) all current trust documents, investment management Contracts, custodial agreements, administrative services agreements and insurance and annuity Contracts relating thereto, (iii) the current summary plan description and each summary of material modifications thereto, (iv) the most recently filed annual reports with any Governmental Body (e.g., Form 5500 and all schedules thereto), (v) the most recent IRS determination, opinion or advisory letter,

(vi) the most recent summary annual reports, nondiscrimination testing reports, actuarial reports, financial statements and trustee reports, and (vii) all material records, notices and filings concerning IRS or Department of Labor or other Governmental Body audits or investigations.
(c) Each Parent Benefit Plan has been maintained, operated and administered in compliance in all material respects with its terms and any related documents or agreements and the applicable provisions of ERISA, the Code and all other Laws.
(d) The Parent Benefit Plans that are “employee pension benefit plans” within the meaning of Section 3(2) of ERISA and which are intended to meet the qualification requirements of Section 401(a) of the Code have received determination or opinion letters from the IRS on which they may currently rely to the effect that such plans are qualified under Section 401(a) of the Code and the related trusts are exempt from federal income Taxes under Section 501(a) of the Code, respectively, and to the Knowledge of Parent, nothing has occurred that would reasonably be expected to materially adversely affect the qualification of such Parent Benefit Plan or the tax exempt status of the related trust.
(e) Neither Parent nor any Parent ERISA Affiliate maintains, contributes to, is required to contribute to, or has any actual or contingent liability with respect to, (i) any “employee pension benefit plan” (within the meaning of Section 3(2) of ERISA) that is subject to Title IV or Section 302 of ERISA or Section 412 of the Code, (ii) any “multiemployer plan” (within the meaning of Section 3(37) of ERISA), (iii) any “multiple employer plan” (within the meaning of Section 413 of the Code) or (iv) any “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA). No Parent Benefit Plan is sponsored by a professional employer organization.
(f) There are no pending audits or investigations by any Governmental Body involving any Parent Benefit Plan, and no pending or, to the Knowledge of Parent, threatened claims (except for individual claims for benefits payable in the normal operation of the Parent Benefit Plans), suits or proceedings involving any Parent Benefit Plan, any fiduciary thereof or service provider thereto, in any case, except as would not be reasonably expected to result in material liability to Parent. All contributions and premium payments required to have been made under any of the Parent Benefit Plans or by applicable Law (without regard to any waivers granted under Section 412 of the Code), have been timely made in all material respects and neither Parent nor any Parent ERISA Affiliate has any material liability for any unpaid contributions with respect to any Parent Benefit Plan.
(g) Neither Parent nor any Parent ERISA Affiliates, nor to the Knowledge of Parent, any fiduciary, trustee or administrator of any Parent Benefit Plan, has engaged in, or in connection with the Contemplated Transactions will engage in, any transaction with respect to any Parent Benefit Plan which would subject any such Parent Benefit Plan, Parent or Parent ERISA Affiliates to a material Tax, material penalty or material liability for a “prohibited transaction” under Section 406 of ERISA or Section 4975 of the Code.
(h) No Parent Benefit Plan provides death, medical, dental, vision, life insurance or other welfare benefits beyond termination of service or retirement other than coverage mandated by Law and fully paid by the participant, and neither Parent nor any Parent ERISA Affiliates has made a written or oral representation promising the same.
(i) Except as disclosed in Section 3.17(i) of the Parent Disclosure Schedule or as otherwise contemplated by Section 5.20, neither the execution of this Agreement nor the consummation of the Contemplated Transactions will either alone or in connection with any other event(s) (i) result in any payment becoming due to any current or former employee, director, officer, or independent contractor of Parent, (ii) increase any amount of compensation or benefits otherwise payable under any Parent Benefit Plan, (iii) result in the acceleration of the time of payment, funding or vesting of any benefits under any Parent Benefit Plan, (iv) require any contribution or payment to fund any obligation under any Parent Benefit Plan or (v) limit the right to merge, amend or terminate any Parent Benefit Plan that is subject to ERISA.
(j) Neither the execution of this Agreement nor the consummation of the Contemplated Transactions (either alone or when combined with the occurrence of any other event, including without limitation, a termination of employment) will result in the receipt or retention by any Person who is a “disqualified individual” (within the meaning of Code Section 280G) with respect to Parent of any payment or benefit under any Parent Benefit Plan that is or could be characterized as a “parachute payment” (within the meaning of Code Section 280G), determined without regard to the application of Code Section 280G(b)(5).
(k) The exercise price of each Parent Option granted to a U.S. taxpayer is not and never has been less than the fair market value of one share of Parent Common Stock as of the grant date of such Parent Option.
(l) Each Parent Benefit Plan providing for deferred compensation that constitutes a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code and the regulations promulgated thereunder) is, and has been, established, administered and maintained in material compliance with the requirements of Section 409A of the Code and the regulations promulgated thereunder in all material respects.
(m) No current or former employee, officer, director or independent contractor of Parent has any “gross up” agreements with Parent or other assurance of reimbursement by Parent for any Taxes imposed under Code Section 409A or Code Section 4999.
(n) No Parent Benefit Plan is maintained outside of the United States.
(o) Parent has provided to the Company a true and correct list, as of the date of this Agreement, containing the names of all full-time, part-time or temporary employees and independent contractors (and indication as such), and, as applicable: (i) the annual dollar amount of all compensation (including wages, salary or fees, commissions, director’s fees, fringe benefits, bonuses, profit sharing payments, and other payments or benefits of any type) payable to each person; (ii), dates of employment or service; (iii) title; (iv) any eligibility to receive severance, retention payment, change of control payment, or other similar compensation; (v) visa status, if applicable; (vi) if any employee is an on approved leave, the nature of the leave and the expected date of return, if known; and (vii) with respect to employees, a designation of whether they are classified as exempt or non-exempt for purposes of the FLSA and any similar state law.
(p) Parent is not and never has been a party to, bound by, or has a duty to bargain under, any collective bargaining agreement or other Contract with a labor union, labor organization, or similar Person representing any of its employees, and there is no labor union, labor organization, or similar Person representing or, to the Knowledge of Parent, purporting to represent or seeking to represent any employees of Parent, including through the filing of a petition for representation election. There is not and has not been in the past three (3) years, nor is there or has there been in the past three (3) years any threat of, any strike, slowdown, work stoppage, lockout, union election petition, demand for recognition, or any similar activity or dispute, or, to the Knowledge of Parent, any union organizing activity, against Parent. No event has occurred, and no condition or circumstance exists, that might directly or indirectly be likely to give rise to or provide a basis for the commencement of any such strike, slowdown, work stoppage, lockout, union election petition, demand for recognition, any similar activity or dispute, or, to the Knowledge of Parent, any union organizing activity.
(q) Parent is, and since January 1, 2017 has been, in material compliance with all applicable Laws respecting labor, employment, employment practices, and terms and conditions of employment, including worker classification, discrimination, harassment and retaliation, equal employment opportunities, fair employment practices, meal and rest periods, immigration, employee safety and health, payment of wages (including overtime wages), unemployment and workers’ compensation, leaves of absence, and hours of work. Except as would not be reasonably likely to result in a material liability to Parent, with respect to employees of Parent, Parent, since January 1, 2017: (i) has withheld and reported all amounts required by Law or by agreement to be withheld and reported with respect to wages, salaries and other payments, benefits, or compensation to employees; (ii) is not liable for any arrears of wages (including overtime wages), severance pay or any Taxes or any penalty for failure to comply with any of the foregoing; and (iii) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Body, with respect to unemployment compensation benefits, disability, social security or other benefits or obligations for employees (other than routine payments to be made in the Ordinary Course of Business). There are no actions, suits, claims, charges, lawsuits, investigations, audits or administrative matters pending or, to the Knowledge of Parent, threatened or reasonably anticipated against Parent relating to any employee, applicant for employment, consultant, employment agreement or Parent Benefit Plan (other than routine claims for benefits).

(r) Except as would not be reasonably likely to result in a material liability to Parent, with respect to each individual who currently renders services to Parent, Parent has accurately classified each such individual as an employee, independent contractor, or otherwise under all applicable Laws and, for each individual classified as an employee, Parent has accurately classified him or her as exempt or non-exempt under all applicable Laws. Parent has no material liability with respect to any misclassification of: (a) any Person as an independent contractor rather than as an employee, (b) any employee leased from another employer, or (c) any employee currently or formerly classified as exempt under all applicable Laws.
(s) Within the preceding five (5) years, Parent has not implemented any “plant closing” or “mass layoff” of employees that would reasonably be expected to require notification under the WARN Act or any similar state or local Law. No “plant closing” or “mass layoff” will be implemented before the Closing Date without advance notification to and approval of the Company, and there has been no “employment loss” as defined by the WARN Act or comparable state law within the ninety (90) days prior to the Closing Date.
(t) There is no Legal Proceeding, claim, unfair labor practice charge or complaint, labor dispute or grievance pending or, to the Knowledge of Parent, threatened against Parent relating to labor, employment, employment practices, or terms and conditions of employment.
3.18 Environmental Matters. Parent is and since January 1, 2017 has complied with all applicable Environmental Laws, which compliance includes the possession by Parent of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof, except for any failure to be in such compliance that, either individually or in the aggregate, would not reasonably be expected to be material to Parent or its business. Parent has not received since January 1, 2017 (or prior to that time, which is pending and unresolved), any written notice or other communication (in writing or otherwise), whether from a Governmental Body or other Person, that alleges that Parent is not in compliance with or has liability pursuant to any Environmental Law and, to the Knowledge of Parent, there are no circumstances that would reasonably be expected to prevent or interfere with Parent’s compliance in any material respects with any Environmental Law, except where such failure to comply would not reasonably be expected to be material to Parent or its business. No current or (during the time a prior property was leased or controlled by Parent) prior property leased or controlled by Parent has had a release of or exposure to Hazardous Materials in material violation of or as would reasonably be expected to result in any material liability of Parent pursuant to Environmental Law. No consent, approval or Governmental Authorization of or registration or filing with any Governmental Body is required by Environmental Laws in connection with the execution and delivery of this Agreement or consummation of the Contemplated Transactions by Parent. Prior to the date hereof, Parent has provided or otherwise made available to the Company true and correct copies of all material environmental reports, assessments, studies and audits in the possession or control of Parent with respect to any property leased or controlled by Parent or any business operated by it.
3.19 Insurance. Parent has delivered or made available to the Company accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of Parent. Each of such insurance policies is in full force and effect and Parent is in compliance in all material respects with the terms thereof. Other than customary end of policy notifications from insurance carriers, since January 1, 2017, Parent has not received any notice or other communication regarding any actual or possible: (a) cancellation or invalidation of any insurance policy; or (b) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy. Parent has provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding that is currently pending against Parent for which Parent has insurance coverage, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed Parent of its intent to do so.
3.20 No Financial Advisors. Other than Oppenheimer & Co. Inc., no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of Parent.
3.21 Transactions with Affiliates. Except as set forth in the Parent SEC Documents filed prior to the date of this Agreement, since the date of Parent’s last proxy statement filed in 2019 with the SEC, no event has occurred that would be required to be reported by Parent pursuant to Item 404 of Regulation S-K. Section 3.21 of the Parent Disclosure Schedule identifies each Person who is (or who may be deemed to be) an Affiliate of Parent as of the date of this Agreement.
3.22 Anti-Bribery. Neither Parent nor any of its directors, officers, employees or, to Parent’s Knowledge, agents or any other Person acting on its behalf has directly or indirectly made any bribes, rebates, payoffs, influence payments, kickbacks, illegal payments, illegal political contributions, or other payments, in the form of cash, gifts, or otherwise, or taken any other action, in violation of Anti-Bribery Laws. To the Knowledge of Parent, Parent is not and has not been the subject of any investigation or inquiry by any Governmental Body with respect to potential violations of Anti-Bribery Laws.
3.23 Valid Issuance. The Parent Common Stock to be issued in the Merger will, when issued in accordance with the provisions of this Agreement, be validly issued, fully paid and nonassessable.
3.24 Opinion of Financial Advisor. The Parent Board has received an opinion of Oppenheimer & Co. Inc. to the effect that, as of the date of this Agreement and subject to the assumptions, qualifications, limitations and other matters set forth therein, the Exchange Ratio is fair, from a financial point of view, to the holders of Parent Common Stock. It is agreed and understood that such opinion is for the benefit of the Parent Board and may not be relied upon by the Company or any other party.
3.25 Disclosure. The information supplied by Parent for inclusion in the Registration Statement will not, on the date the Registration Statement is filed with the SEC, at any time it is amended or supplemented, or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not false or misleading at the time and in the light of the circumstances under which such statement is made. The information supplied by Parent for use in the Proxy Statement relating to Parent will not, on the date the Proxy Statement is first mailed to Parent’s stockholders or at the time of the Parent Stockholders’ Meeting, contain any untrue statement of any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not false or misleading at the time and in the light of the circumstances under which such statement is made. Notwithstanding the foregoing, no representation is made by Parent or Merger Sub with respect to the information that has been or will be supplied by the Company, any of its Subsidiaries or any of their respective Representatives for inclusion in the Registration Statement or Proxy Statement.
3.26 Disclaimer of Other Representations or Warranties.
(a) Except as previously set forth in this Section 3 or in any certificate delivered by Parent or Merger Sub to the Company pursuant to this Agreement, neither Parent nor Merger Sub makes any representation or warranty, express or implied, at law or in equity, with respect to it or any of its assets, liabilities or operations, and any such other representations or warranties are hereby expressly disclaimed.
(b) Each of Parent and Merger Sub acknowledges and agrees that, except for the representations and warranties of the Company set forth in Section 2, none of Parent, Merger Sub or any of their respective Representatives is relying on any other representation or warranty of the Company or any other Person made outside of Section 2, including regarding the accuracy or completeness of any such other representations or warranties or the omission of any material information, whether express or implied, in each case, with respect to the Contemplated Transactions.
Section 4.	CERTAIN COVENANTS OF THE PARTIES
4.1 Operation of Parent’s Business.
(a) Except as set forth in Section 4.1(a) of the Parent Disclosure Schedule, as expressly permitted by this Agreement (including the Pre-Closing Financing), as required by applicable Law or unless the Company shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), during the period commencing on the date of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Section 9 and the Effective Time (the “Pre-Closing Period”), each of Parent and Merger Sub shall conduct its business and operations in the Ordinary Course of Business and in compliance in all material respects with all applicable Laws and the requirements of all Contracts that constitute Parent Material Contracts.

(b) Except (i) as expressly permitted by this Agreement (including the Pre-Closing Financing), (ii) as set forth in Section 4.1(b) of the Parent Disclosure Schedule, (iii) as required by applicable Law or (iv) with the prior written consent of the Company (which consent shall not be unreasonably withheld, delayed or conditioned), at all times during the Pre-Closing Period, Parent shall not, nor shall it cause or permit Merger Sub to, do any of the following:
(i) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock or repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities (except in connection with the payment of the exercise price and/or withholding Taxes incurred upon the exercise, settlement or vesting of any award granted under the Parent Stock Plans in accordance with the terms of such award in effect on the date of this Agreement);
(ii) sell, issue, grant, pledge or otherwise dispose of or encumber or authorize any of the foregoing with respect to: (A) any capital stock or other security of Parent (except for Parent Common Stock issued upon the valid exercise of outstanding Parent Options, Parent Warrants or Replacement Warrants, as applicable); (B) any option, warrant or right to acquire any capital stock or any other security, other than option grants to employees and service providers in the Ordinary Course of Business; or (C) any other instrument convertible into or exchangeable for any capital stock or other security of Parent;
(iii) except as required to give effect to anything in contemplation of the Closing, amend any of its Organizational Documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except, for the avoidance of doubt, the Contemplated Transactions;
(iv) form any Subsidiary or acquire any equity interest or other interest in any other Entity, or enter into a joint venture with any other Entity;
(v) (A) lend money to any Person (except for the advancement of reasonable expenses to employees, directors and consultants in the Ordinary Course of Business), (B) incur or guarantee any indebtedness for borrowed money, (C) guarantee any debt securities of others or (D) make any capital expenditure or capital commitment in excess of the budgeted capital expenditure and commitment amounts set forth in the Parent operating budget delivered to the Company concurrently with the execution of this Agreement (the “Parent Budget”);
(vi) other than as required by applicable Law or the terms of any Parent Benefit Plan as in effect on the date of this Agreement: (A) adopt, terminate, establish or enter into any Parent Benefit Plan; (B) cause or permit any Parent Benefit Plan to be amended in any material respect (other than in connection with the termination thereof); (C) pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, benefits or other compensation or remuneration payable to, any of its directors, officers or employees, other than increases in base salary and annual cash bonus opportunities and payments made in the Ordinary Course of Business consistent with past practice; or (D) increase the severance, retention or change of control benefits offered to any current or former or new employees, directors or consultants;
(vii) recognize any labor union, labor organization, or similar Person, except as otherwise required by law and after advance notice to the Company;
(viii) acquire any material asset or sell, lease or otherwise irrevocably dispose of any of its material assets or properties, or grant any Encumbrance with respect to such assets or properties;
(ix) make, change or revoke any material Tax election, fail to pay any income or other material Tax as such Tax becomes due and payable, file any material amended Tax Return, settle or compromise any income or other material Tax liability, enter into any Tax allocation, sharing, indemnification or other similar agreement or arrangement (other than customary commercial Contracts entered into in the Ordinary Course of Business the principal subject matter of which is not Taxes), request or Consent to any extension or waiver of any limitation period with respect to any claim or assessment for any income or other material Taxes (other than pursuant to an extension of time to file any Tax Return granted in the Ordinary Course of Business of not more than six (6) months), or adopt or change any material accounting method in respect of Taxes;

(x) enter into, materially amend or terminate any Parent Material Contract;
(xi) other than the incurrence or payment of Parent Transaction Expenses, make any expenditures, incur any Liabilities or discharge or satisfy any Liabilities, in each case, outside of the Ordinary Course of Business;
(xii) other than as required by Law or GAAP, take any action to change accounting policies or procedures;
(xiii) initiate or settle any Legal Proceeding; or
(xiv) agree, resolve or commit to do any of the foregoing.
Nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct the operations of Parent prior to the Effective Time. Prior to the Effective Time, Parent shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations.
4.2 Operation of the Company’s Business.
(a) Except as set forth in Section 4.2(a) of the Company Disclosure Schedule, as expressly permitted by this Agreement (including the Pre-Closing Financing), as required by applicable Law or unless Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), during the Pre-Closing Period, each of the Company and its Subsidiaries shall conduct its respective business and operations in the Ordinary Course of Business and in compliance in all material respects with all applicable Laws and the requirements of all Contracts that constitute Company Material Contracts.
(b) Except (i) as expressly permitted by this Agreement (including the Pre-Closing Financing), (ii) as set forth in Section 4.2(b) of the Company Disclosure Schedule, (iii) as required by applicable Law or (iv) with the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned), at all times during the Pre-Closing Period, the Company shall not, nor shall it cause or permit any of its Subsidiaries to, do any of the following:
(i) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock or repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities;
(ii) sell, issue, grant, pledge or otherwise dispose of or encumber or authorize any of the foregoing with respect to: (A) any capital stock or other security of the Company or any of its Subsidiaries (except for shares of outstanding Company Common Stock issued upon the valid exercise of Company Options); (B) any option, warrant or right to acquire any capital stock or any other security, other than option grants to employees and service providers in the Ordinary Course of Business; or (C) any other instrument convertible into or exchangeable for any capital stock or other security of the Company or any of its Subsidiaries;
(iii) except as required to give effect to anything in contemplation of the Closing, amend any of its or its Subsidiaries’ Organizational Documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except, for the avoidance of doubt, the Contemplated Transactions;
(iv) form any Subsidiary or acquire any equity interest or other interest in any other Entity, or enter into a joint venture with any other Entity;
(v) (A) lend money to any Person (except for the advancement of reasonable expenses to employees, directors and consultants in the Ordinary Course of Business), (B) incur or guarantee any indebtedness for borrowed money, (C) guarantee any debt securities of others or (D) make any capital expenditure or capital commitment in excess of the budgeted capital expenditure and commitment amounts set forth in the Company operating budget delivered to Parent concurrently with the execution of this Agreement (the “Company Budget”);

(vi) other than as required by applicable Law or the terms of any Company Benefit Plan as in effect on the date of this Agreement: (A) adopt, terminate, establish or enter into any Company Benefit Plan; (B) cause or permit any Company Benefit Plan to be amended in any material respect; (C) pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, benefits or other compensation or remuneration payable to, any of its directors, officers or employees, other than increases in base salary and annual cash bonus opportunities and payments made in the Ordinary Course of Business consistent with past practice; or (D) increase the severance, retention or change of control benefits offered to any current or former or new employees, directors or consultants;
(vii) recognize any labor union, labor organization, or similar Person, except as otherwise required by law and after advance notice to Parent;
(viii) acquire any material asset or sell, lease or otherwise irrevocably dispose of any of its material assets or properties, or grant any Encumbrance with respect to such assets or properties;
(ix) sell, assign, transfer, license, sublicense, abandon, permit to lapse or otherwise dispose of any material Company IP (other than pursuant to non-exclusive licenses in the Ordinary Course of Business);
(x) make, change or revoke any material Tax election, fail to pay any income or other material Tax as such Tax becomes due and payable, file any material amended Tax Return, settle or compromise any income or other material Tax liability, enter into any Tax allocation, sharing, indemnification or other similar agreement or arrangement (other than customary commercial Contracts entered into in the Ordinary Course of Business the principal subject matter of which is not Taxes), request or Consent to any extension or waiver of any limitation period with respect to any claim or assessment for any income or other material Taxes (other than pursuant to an extension of time to file any Tax Return granted in the Ordinary Course of Business of not more than six (6) months), or adopt or change any material accounting method in respect of Taxes;
(xi) enter into, materially amend or terminate any Company Material Contract;
(xii) other than the incurrence or payment of Company Transaction Expenses, make any expenditures, incur any Liabilities or discharge or satisfy any Liabilities, in each case, outside of the Ordinary Course of Business;
(xiii) other than as required by Law or GAAP, take any action to change accounting policies or procedures;
(xiv) initiate or settle any Legal Proceeding; or
(xv) agree, resolve or commit to do any of the foregoing.
(c) Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the operations of the Company prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations.
4.3 Access and Investigation.
(a) Subject to the terms of the Confidentiality Agreement, which the Parties agree will continue in full force following the date of this Agreement, during the Pre-Closing Period, upon reasonable notice, Parent, on the one hand, and the Company, on the other hand, shall and shall use commercially reasonable efforts to cause such Party’s Representatives to: (i) provide the other Party and such other Party’s Representatives with reasonable access, upon reasonable notice and during normal business hours to such Party’s Representatives, personnel, property and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to such Party and its Subsidiaries; (ii) provide the other Party and such other Party’s Representatives with such copies of the existing books, records, Tax Returns, work papers, product data, and other documents and information relating to such Party and its Subsidiaries, and with such additional financial, operating and other data and information regarding such Party and its Subsidiaries as the other Party may reasonably request; (iii) permit the other Party’s officers and other employees to meet, upon reasonable notice and during normal business hours, with the principal financial officer and other officers and managers of such Party responsible for such Party’s financial statements and the internal controls of such Party to discuss such matters as the other Party may deem necessary or appropriate; and (iv) make available to the other Party copies of unaudited financial statements, material operating and financial reports prepared for senior management or the board of directors of such Party, and any material notice, report or other document filed with or sent to or received from any Governmental Body in connection with the Contemplated Transactions. Any investigation conducted by either Parent or the Company pursuant to this Section 4.3(a) shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the other Party. Each Party shall provide the other Party with good faith unaudited cash balances and a statement of accounts payable of the respective Party as of the end of each calendar month, which shall be prepared consistent with past practice and delivered within ten (10) Business Days after the end of such calendar month before the Closing Date, or such longer period as the Parties may agree to in writing.
(b) Notwithstanding the foregoing, any Party may restrict the foregoing access to the extent that any Law applicable to such Party requires such Party to restrict or prohibit access to any such properties or information or, if in the reasonable judgment of such Party, access would jeopardize protections afforded the Party under the attorney-client privilege or the attorney work product doctrine; provided, however, that such Party shall use commercially reasonable efforts to allow for such access in a manner that does not violate any such applicable Law or jeopardize protections afforded the Party under the attorney-client privilege or the attorney work product doctrine.
4.4 Parent Non-Solicitation.
(a) Except as expressly permitted by this Agreement, Parent agrees that, during the Pre-Closing Period, it shall not, and it shall instruct and cause its Representatives not to, directly or indirectly: (i) solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry; (ii) furnish any non-public information regarding Parent to any Person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry; (iii) engage in discussions (other than to inform any Person of the existence of the provisions contained in this Section 4.4) or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry; (iv) approve, endorse or recommend any Acquisition Proposal (subject to Section 5.3); (v) execute or enter into any letter of intent or any Contract contemplating or otherwise relating to any Acquisition Transaction (other than a confidentiality agreement permitted under this Section 4.4(a)); or (vi) publicly propose to do any of the foregoing; provided, however, that, notwithstanding anything contained in this Section 4.4 and subject to compliance with this Section 4.4, prior to obtaining the Required Parent Stockholder Vote, Parent may, directly or indirectly through any of its Representatives, furnish non-public information regarding Parent to, and enter into discussions or negotiations with, any Person in response to a bona fide Acquisition Proposal by such Person, which the Parent Board determines in good faith, after consultation with Parent’s outside financial advisors and outside legal counsel, constitutes, or is reasonably likely to result in, a Superior Offer (and is not withdrawn) if: (A) neither Parent nor any of its Representatives shall have breached this Section 4.4 in any material respect, (B) the Parent Board concludes in good faith, after consultation with Parent’s outside legal counsel, that the failure to take such action is reasonably likely to be inconsistent with the fiduciary duties of the Parent Board under applicable Law; (C) Parent receives from such Person an executed confidentiality agreement containing provisions, in the aggregate, at least as favorable to Parent as those contained in the Confidentiality Agreement, or is already party to a confidentiality agreement with such Person that is still in effect and contains provisions that require any counterparty thereto (and any of its Affiliates and representatives named therein) that receives material nonpublic information of or with respect to Parent to keep such information confidential; and (D) prior to or substantially contemporaneously with furnishing any such nonpublic information to such Person, Parent furnishes such nonpublic information to the Company (to the extent such information has not been previously furnished by Parent to the Company). Without limiting the generality of the foregoing, Parent acknowledges and agrees that, in the event any Representative of Parent (whether or not such Representative is purporting to act on behalf of Parent) takes any action that, if taken by Parent, would constitute a breach of this Section 4.4, the taking of such action by such Representative shall be deemed to constitute a breach of this Section 4.4 by Parent for purposes of this Agreement.

(b) If Parent or any Representative of Parent receives an Acquisition Proposal or Acquisition Inquiry at any time during the Pre-Closing Period, then Parent shall promptly (and in no event later than one (1) Business Day after Parent becomes aware of such Acquisition Proposal or Acquisition Inquiry) advise the Company in writing of such Acquisition Proposal or Acquisition Inquiry (including the identity of the Person making or submitting such Acquisition Proposal or Acquisition Inquiry, and the material terms thereof). Parent shall keep the Company reasonably informed with respect to the status and material terms of any such Acquisition Proposal or Acquisition Inquiry and any material modification or proposed material modification thereto.
(c) Parent shall immediately cease and cause to be terminated any existing discussions, negotiations and communications with any Person that relate to any Acquisition Proposal or Acquisition Inquiry as of the date of this Agreement and request the destruction or return of any nonpublic information of Parent provided to such Person.
4.5 Company Non-Solicitation.
(a) Except as expressly permitted by this Agreement, the Company agrees that, during the Pre-Closing Period, neither it nor any of its Subsidiaries shall, and it shall instruct and cause its Representatives not to, directly or indirectly: (i) solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry; (ii) furnish any non-public information regarding the Company or any of its Subsidiaries to any Person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry; (iii) engage in discussions (other than to inform any Person of the existence of the provisions contained in this Section 4.5) or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry; (iv) approve, endorse or recommend any Acquisition Proposal (subject to Section 5.2); (v) execute or enter into any letter of intent or any Contract contemplating or otherwise relating to any Acquisition Transaction (other than a confidentiality agreement permitted under this Section 4.5(a)); or (vi) publicly propose to do any of the foregoing; provided, however, that, notwithstanding anything contained in this Section 4.5 and subject to compliance with this Section 4.5, prior to obtaining the Required Company Stockholder Vote, the Company may, directly or indirectly through any of its Representatives, furnish non-public information regarding the Company to, and enter into discussions or negotiations with, any Person in response to a bona fide Acquisition Proposal by such Person, which the Company Board determines in good faith, after consultation with the Company’s outside financial advisors and outside legal counsel, constitutes, or is reasonably likely to result in, a Superior Offer (and is not withdrawn) if: (A) neither the Company nor any of its Representatives shall have breached this Section 4.5 in any material respect, (B) the Company Board concludes in good faith, after consultation with the Company’s outside legal counsel, that the failure to take such action is reasonably likely to be inconsistent with the fiduciary duties of the Company Board under applicable Law; (C) the Company receives from such Person an executed confidentiality agreement containing provisions, in the aggregate, at least as favorable to the Company as those contained in the Confidentiality Agreement, or is already party to a confidentiality agreement with such Person that is still in effect and contains provisions that require any counterparty thereto (and any of its Affiliates and representatives named therein) that receives material nonpublic information of or with respect to the Company to keep such information confidential; and (D) prior to or substantially contemporaneously with furnishing any such nonpublic information to such Person, the Company furnishes such nonpublic information to Parent (to the extent such information has not been previously furnished by the Company to Parent). Without limiting the generality of the foregoing, the Company acknowledges and agrees that, in the event any Representative of the Company (whether or not such Representative is purporting to act on behalf of the Company) takes any action that, if taken by the Company, would constitute a breach of this Section 4.5, the taking of such action by such Representative shall be deemed to constitute a breach of this Section 4.5 by the Company for purposes of this Agreement.
(b) If the Company or any Representative of the Company receives an Acquisition Proposal or Acquisition Inquiry at any time during the Pre-Closing Period, then the Company shall promptly (and in no event later than one (1) Business Day after the Company becomes aware of such Acquisition Proposal or Acquisition Inquiry) advise Parent in writing of such Acquisition Proposal or Acquisition Inquiry (including the identity of the Person making or submitting such Acquisition Proposal or Acquisition Inquiry, and the material terms thereof). The Company shall keep Parent reasonably informed with respect to the status and material terms of any such Acquisition Proposal or Acquisition Inquiry and any material modification or proposed material modification thereto.
(c) The Company shall immediately cease and cause to be terminated any existing discussions, negotiations and communications with any Person that relate to any Acquisition Proposal or Acquisition Inquiry as of the date of this Agreement and request the destruction or return of any nonpublic information of the Company or any of its Subsidiaries provided to such Person.
4.6 Notification of Certain Matters.
(a) During the Pre-Closing Period, the Company shall promptly notify Parent (and, if in writing, furnish copies of) if any of the following occurs: (i) any notice or other communication is received from any Person alleging that the Consent of such Person is or may be required in connection with any of the Contemplated Transactions; (ii) any Legal Proceeding against or involving or otherwise affecting the Company or its Subsidiaries is commenced, or, to the Knowledge of the Company, threatened against the Company or its Subsidiaries or, to the Knowledge of the Company, any director or officer of the Company or its Subsidiaries; (iii) the Company becomes aware of any inaccuracy in any representation or warranty made by it in this Agreement; or (iv) the failure of the Company to comply with any covenant or obligation of the Company; in the case of (iii) and (iv) that could reasonably be expected to make the timely satisfaction of any of the conditions set forth in Sections 6 or 7, as applicable, impossible or materially less likely. No notification given to Parent pursuant to this Section 4.6(a) shall change, limit or otherwise affect any of the representations, warranties, covenants or obligations of the Company or any of its Subsidiaries contained in this Agreement or the Company Disclosure Schedule for purposes of Sections 6 and 7, as applicable.
(b) During the Pre-Closing Period, Parent shall promptly notify the Company (and, if in writing, furnish copies of) if any of the following occurs: (i) any notice or other communication is received from any Person alleging that the Consent of such Person is or may be required in connection with any of the Contemplated Transactions; (ii) any Legal Proceeding against or involving or otherwise affecting Parent is commenced, or, to the Knowledge of Parent, threatened against Parent or, to the Knowledge of Parent, any director or officer of Parent; (iii) Parent becomes aware of any inaccuracy in any representation or warranty made by it in this Agreement; or (iv) the failure of Parent to comply with any covenant or obligation of Parent or Merger Sub; in the case of (iii) and (iv) that could reasonably be expected to make the timely satisfaction of any of the conditions set forth in Sections 6 or 8, as applicable, impossible or materially less likely. No notification given to the Company pursuant to this Section 4.6(b) shall change, limit or otherwise affect any of the representations, warranties, covenants or obligations of Parent contained in this Agreement or the Parent Disclosure Schedule for purposes of Sections 6 and 8, as applicable.
Section 5.	ADDITIONAL AGREEMENTS OF THE PARTIES
5.1 Registration Statement; Proxy Statement.
(a) As promptly as practicable after the date of this Agreement (but in no event later than thirty (30) days following the date of this Agreement), the Parties shall prepare, and Parent shall cause to be filed with the SEC, the Registration Statement, in which the Proxy Statement will be included as a prospectus. The Company and its legal counsel shall be given reasonable opportunity to review and comment on the Proxy Statement, including all amendments and supplements thereto, prior to the filing thereof with the SEC, and on the response to any comments of the SEC on the Proxy Statement, prior to the filing thereof with the SEC. Each of the Parties shall use commercially reasonable efforts to cause the Registration Statement and the Proxy Statement to comply in all material respects with the applicable rules and regulations promulgated by the SEC, to respond promptly to any comments of the SEC or its staff and to have the Registration Statement declared effective under the Securities Act as promptly as practicable after it is filed with the SEC. Each of the Parties shall use commercially reasonable efforts to cause the Proxy Statement to be mailed to Parent’s stockholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act. Each Party shall promptly furnish to the other Party all information concerning such Party and such Party’s Affiliates and such Party’s stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 5.1. If Parent, Merger Sub or the Company become aware of any event or information that, pursuant to the Securities Act or the Exchange Act, should be disclosed in an amendment or supplement to the Registration Statement or Proxy Statement, as the case may be, then such Party, as the case may be, shall promptly inform the other Parties thereof and shall cooperate with such other Parties in filing such amendment or supplement with the SEC and, if appropriate, in mailing such amendment or supplement to Parent’s stockholders.
(b) The Company shall reasonably cooperate with Parent and provide, and require its Representatives to provide, Parent and its Representatives, with all true, correct and complete information regarding the Company and its Subsidiaries that is required by Law to be included in the Registration Statement or reasonably requested by Parent to be included in the Registration Statement. Without limiting the foregoing, the Company will use commercially reasonable efforts to cause to be delivered to Parent a consent letter of the Company’s independent registered public accounting firm, dated no more than two (2) Business Days before the date on which the Registration Statement becomes effective (and reasonably satisfactory in form and substance to Parent), that is customary in scope and substance for consent letters delivered by independent public accountants in connection with registration statements similar to the Registration Statement.
(c) Prior to filing of the Registration Statement, Parent and the Company shall use their commercially reasonable efforts to execute and deliver to Hogan Lovells US LLP (“Parent Counsel”) and Honigman LLP (“Company Counsel”) the applicable “Tax Representation Letters” referenced in Section 5.9(d). Following the delivery of the Tax Representation Letters, Parent and the Company shall use their respective commercially reasonable efforts to cause Parent Counsel to deliver to Parent, and Company Counsel to deliver to the Company, Tax opinions satisfying the requirements of Item 601 of Regulation S-K under the Securities Act; provided, however, that Company Counsel shall also be responsible for opining that the Merger will qualify for the Intended Tax Treatment, which additional opinion shall be dated as of the Closing. In rendering their respective opinions, each of Parent Counsel and Company Counsel may require and rely upon (and may incorporate by reference) reasonable and customary representations and covenants, including the applicable Tax Representation Letters described in this Section 5.1(c) and Section 5.9(d).
5.2 Company Stockholder Matters.
(a) Promptly after the Registration Statement shall have been declared effective under the Securities Act, and in any event no later than three (3) Business Days thereafter, the Company shall prepare, with the reasonable cooperation of Parent, and cause to be mailed to its stockholders an information statement (the “Information Statement”) to solicit (i) the Required Company Stockholder Vote for purposes of (within five (5) Business Days after the Registration Statement shall have been declared effective) (i) adopting and approving this Agreement and the Contemplated Transactions, (ii) adopting and approving an amendment of the Company’s certificate of incorporation to increase the authorized shares of Company Common Stock; (iii) acknowledging that the approval given thereby is irrevocable and that such stockholder is aware of its rights to demand appraisal for its shares pursuant to Section 262 of the DGCL, a true and correct copy of which will be attached thereto, and that such stockholder has received and read a copy of Section 262 of the DGCL and (iv) acknowledging that by its approval of the Merger it is not entitled to appraisal rights with respect to its shares in connection with the Merger and thereby waives any rights to receive payment of the fair value of its capital stock under the DGCL (collectively, the “Company Stockholder Matters”). Under no circumstances shall the Company assert that any other approval or consent is necessary by its stockholders to approve the Company Stockholder Matters. The Information Statement and any other materials (including any amendments thereto) submitted to the stockholders of the Company in accordance with this Section 5.2(a) shall be subject to Parent’s advance review and reasonable approval.
(b) The Company covenants and agrees that the Information Statement, including any pro forma financial statements included therein (and the letter to stockholders and form of Company Stockholder Written Consent included therewith), will not, at the time that the Information Statement or any amendment or supplement thereto is first mailed to the stockholders of the Company, at the time of receipt of the Required Company Stockholder Vote and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, the Company makes no covenant, representation or warranty with respect to statements made in the Information Statement (and the letter to the stockholders and form of Company

Stockholder Written Consent included therewith), if any, based on information furnished in writing by Parent specifically for inclusion therein. Each of the Parties shall use commercially reasonable efforts to cause the Information Statement to comply in all material respects with the applicable rules and regulations promulgated by the SEC.
(c) Promptly following receipt of the Required Company Stockholder Vote, the Company shall prepare and mail a notice (the “Stockholder Notice”) to every stockholder of the Company that did not execute the Company Stockholder Written Consent. The Stockholder Notice shall (i) be a statement to the effect that the Company Board determined that the Merger is advisable in accordance with Section 251(b) of the DGCL and in the best interests of the stockholders of the Company and approved and adopted this Agreement, the Merger and the other Contemplated Transactions, (ii) provide the stockholders of the Company to whom it is sent with notice of the actions taken in the Company Stockholder Written Consent, including the adoption and approval of this Agreement, the Merger and the other Contemplated Transactions in accordance with Section 228(e) of the DGCL and the certificate of incorporation and bylaws of the Company and (iii) include a description of the appraisal rights of the Company’s stockholders available under the DGCL, along with such other information as is required thereunder and pursuant to applicable Law. The Stockholder Notice (including any amendments thereto) and any other materials submitted to the stockholders of the Company in accordance with this Section 5.2(c) shall be subject to Parent’s advance review and reasonable approval.
(d) The Company agrees that, subject to Section 5.2(e): (i) the Company Board shall recommend that the Company’s stockholders vote to approve the Company Stockholder Matters and shall use its reasonable best efforts to solicit such approval from each of the Company stockholders necessary to deliver the Company Stockholder Written Consent evidencing the Required Company Stockholder Vote within the time set forth in Section 5.2(a) (the recommendation of the Company Board that the Company’s stockholders vote to adopt and approve this Agreement being referred to as the “Company Board Recommendation”); and (ii) the Company Board Recommendation shall not be withdrawn or modified (and the Company Board shall not publicly propose to withdraw or modify the Company Board Recommendation) in a manner adverse to Parent, and no resolution by the Company Board or any committee thereof to withdraw or modify the Company Board Recommendation in a manner adverse to Parent or to adopt, approve or recommend (or publicly propose to adopt, approve or recommend) any Acquisition Proposal shall be adopted or proposed (the actions set forth in the foregoing clause (ii), collectively, a “Company Board Adverse Recommendation Change”).
(e) Notwithstanding anything to the contrary contained in Section 5.2(d) and subject to compliance with Section 4.5, if at any time prior to receipt of the Required Company Stockholder Vote:
(i) the Company has received a written Acquisition Proposal (which Acquisition Proposal did not arise out of a material breach of Section 4.5) from any Person that has not been withdrawn and after consultation with outside legal counsel, the Company Board shall have determined, in good faith, that such Acquisition Proposal is a Superior Offer, the Company Board may make a Company Board Adverse Recommendation Change, if and only if: (A) the Company Board determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to do so would reasonably be expected to be inconsistent with the fiduciary duties of the Company Board to the Company’s stockholders under applicable Law; (B) the Company shall have given Parent prior written notice of its intention to consider making a Company Board Adverse Recommendation Change at least three (3) Business Days prior to making any such Company Board Adverse Recommendation Change (a “Company Determination Notice”) (which notice shall not constitute a Company Board Adverse Recommendation Change); and (C) (1) the Company shall have provided to Parent a summary of the material terms and conditions of the Acquisition Proposal in accordance with Section 4.5(b), (2) the Company shall have given Parent three (3) Business Days after delivery of the Company Determination Notice to propose revisions to the terms of this Agreement or make another proposal and shall have made its Representatives reasonably available to negotiate in good faith with Parent (to the extent Parent desires to negotiate) with respect to such proposed revisions or other proposal, if any, and (3) after considering the results of any such negotiations and giving effect to the proposals made by Parent, if any, after consultation with outside legal counsel, the Company Board shall have determined, in good faith, that such Acquisition Proposal is a Superior Offer and that the failure to make the

Company Board Adverse Recommendation Change would reasonably be expected to be inconsistent with the fiduciary duties of the Company Board to the Company’s stockholders under applicable Law. For the avoidance of doubt, the provisions of this Section 5.2(e)(i) shall also apply to any material change to the facts and circumstances relating to such Acquisition Proposal and require a new Company Determination Notice, except that the references to three (3) Business Days shall be deemed to be two (2) Business Days.
(ii) other than in connection with an Acquisition Proposal, the Company Board may make a Company Board Adverse Recommendation Change in response to a Company Change in Circumstance, if and only if: (A) the Company Board determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to do so would reasonably be expected to be inconsistent with the fiduciary duties of the Company Board to the Company’s stockholders under applicable Law; (B) the Company shall have given Parent a Company Determination Notice at least three (3) Business Days prior to making any such Company Board Adverse Recommendation Change; and (C) (1) the Company shall have specified the Company Change in Circumstance in reasonable detail, (2) the Company shall have given Parent the three (3) Business Days after delivery of the Company Determination Notice to propose revisions to the terms of this Agreement or make another proposal, and shall have made its Representatives reasonably available to negotiate in good faith with Parent (to the extent Parent desires to do so) with respect to such proposed revisions or other proposal, if any, and (3) after considering the results of any such negotiations and giving effect to the proposals made by Parent, if any, after consultation with outside legal counsel, the Company Board shall have determined, in good faith, that the failure to make the Company Board Adverse Recommendation Change in response to such Company Change in Circumstance would reasonably be expected to be inconsistent with the fiduciary duties of the Company Board to the Company’s stockholders under applicable Law. For the avoidance of doubt, the provisions of this Section 5.2(e)(ii) shall also apply to any material change to the facts and circumstances relating to such Company Change in Circumstance and require a new Company Determination Notice, except that the references to three (3) Business Days shall be deemed to be two (2) Business Days.
(iii) The Company’s obligation to solicit the consent of its stockholders to sign the Company Stockholder Written Consent in accordance with Section 5.2(a) and Section 5.2(d) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Superior Offer or other Acquisition Proposal or by any withdrawal or modification of the Company Board Recommendation.
5.3 Parent Stockholders’ Meeting.
(a) Promptly after the Registration Statement has been declared effective by the SEC under the Securities Act, Parent shall take all action necessary under applicable Law to call, give notice of and hold a meeting of the holders of Parent Common Stock for the purpose of seeking approval of the following matters:
(i) the amendment of Parent’s certificate of incorporation to effect the Nasdaq Reverse Split;
(ii) the amendment of Parent’s certificate of incorporation to effect the name change of Parent;
(iii) the issuance of shares of Parent Common Stock to the Company’s stockholders in connection with the Contemplated Transactions;
(iv) the adoption of the equity incentive plan attached hereto as Exhibit F (the “2020 Plan”);
(v) the change of control of Parent resulting from the Merger pursuant to Nasdaq rules; and
(vi) the issuance of (a) shares of Parent Common Stock upon the exercise of certain warrants to be issued in the Pre-Closing Financing, and (b) additional shares of Parent Common Stock that may be issued following the closing of the Pre-Closing Financing (the matters contemplated by the clauses 5.3(a)(i)–(vi) are referred to as the “Parent Stockholder Matters,” and such meeting, the “Parent Stockholders’ Meeting”).
(b) The Parent Stockholders’ Meeting shall be held as promptly as practicable after the Registration Statement is declared effective under the Securities Act. Parent shall take reasonable measures to ensure that all proxies solicited in connection with the Parent Stockholders’ Meeting are solicited in compliance with all applicable Law. Notwithstanding anything to the contrary contained herein, if on the date of the Parent Stockholders’ Meeting, or a date preceding the date on which the Parent Stockholders’ Meeting is scheduled, Parent reasonably believes that (i) it will not receive proxies sufficient to obtain the Required Parent Stockholder Vote, whether or not a quorum would be present or (ii) it will not have sufficient shares of Parent Common Stock represented (whether in person or by proxy) to constitute a quorum necessary to conduct the business of the Parent Stockholders’ Meeting, Parent may postpone or adjourn, or make one or more successive postponements or adjournments of, the Parent Stockholders’ Meeting as long as the date of the Parent Stockholders’ Meeting is not postponed or adjourned more than an aggregate of sixty (60) calendar days in connection with any postponements or adjournments in reliance on the preceding sentence.
(c) Parent agrees that, subject to Section 5.3(d): (i) the Parent Board shall recommend that the holders of Parent Common Stock vote to approve the Parent Stockholder Matters and shall use its reasonable best efforts to solicit such approval; (ii) the Proxy Statement shall include a statement to the effect that the Parent Board recommends that Parent’s stockholders vote to approve the Parent Stockholder Matters (the recommendation of the Parent Board with respect to the Parent Stockholder Matters being referred to as the “Parent Board Recommendation”); and (iii) the Parent Board Recommendation shall not be withheld, amended, withdrawn or modified (and the Parent Board shall not publicly propose to withhold, amend, withdraw or modify the Parent Board Recommendation) in a manner adverse to the Company (the actions set forth in the foregoing clause (iii), collectively, a “Parent Board Adverse Recommendation Change”).
(d) Notwithstanding anything to the contrary contained in Section 5.3(c) and subject to compliance with Section 4.4, if at any time prior to the approval of Parent Stockholder Matters by the Required Parent Stockholder Vote:
(i) Parent has received a written Acquisition Proposal (which Acquisition Proposal did not arise out of a material breach of Section 4.4), the Parent Board shall have determined, in good faith, that such Acquisition Proposal is a Superior Offer, the Parent Board may make a Parent Board Adverse Recommendation Change, if and only if: (A) the Parent Board determines in good faith, after consultation with Parent’s outside legal counsel, that the failure to do so would reasonably be expected to be inconsistent with the fiduciary duties of the Parent Board to Parent’s stockholders under applicable Law; (B) Parent shall have given the Company prior written notice of its intention to consider making a Parent Board Adverse Recommendation Change at least three (3) Business Days prior to making any such Parent Board Adverse Recommendation Change (a “Parent Determination Notice”) (which notice shall not constitute a Parent Board Adverse Recommendation Change); and (C) (1) Parent shall have provided to the Company a summary of the material terms and conditions of the Acquisition Proposal in accordance with Section 4.4(b), (2) Parent shall have given the Company the three (3) Business Days after delivery of the Parent Determination Notice to propose revisions to the terms of this Agreement or make another proposal and shall have made its Representatives reasonably available to negotiate in good faith with the Company (to the extent the Company desires to negotiate) with respect to such proposed revisions or other proposal, if any, and (3) after considering the results of any such negotiations and giving effect to the proposals made by the Company, if any, after consultation with outside legal counsel, the Parent Board shall have determined, in good faith, that such Acquisition Proposal is a Superior Offer and that the failure to make the Parent Board Adverse Recommendation Change would reasonably be expected to be inconsistent with the fiduciary duties of the Parent Board to Parent’s stockholders under applicable Law. For the avoidance of doubt, the provisions of this Section 5.3(d)(i) shall also apply to any material change to the facts and circumstances relating to such Acquisition Proposal and require a new Parent Determination Notice, except that the references to three (3) Business Days shall be deemed to be two (2) Business Days.
(ii) Other than in connection with an Acquisition Proposal, the Parent Board may make a Parent Board Adverse Recommendation Change in response to a Parent Change in Circumstance, if and only if: (A) the Parent Board determines in good faith, after consultation with Parent’s outside legal counsel, that the failure to do so would reasonably be expected to be inconsistent with the fiduciary duties of the Parent Board to Parent’s stockholders under applicable Law; (B) Parent shall have given the Company a Parent Determination Notice at least three (3) Business Days prior to making any such Parent Board Adverse Recommendation Change; and (C) (1) Parent shall have specified the Parent

Change in Circumstance in reasonable detail, (2) Parent shall have given the Company the three (3) Business Days after delivery of the Parent Determination Notice to propose revisions to the terms of this Agreement or make another proposal, and shall have made its Representatives reasonably available to negotiate in good faith with the Company (to the extent the Company desires to do so) with respect to such proposed revisions or other proposal, if any, and (3) after considering the results of any such negotiations and giving effect to the proposals made by the Company, if any, after consultation with outside legal counsel, the Parent Board shall have determined, in good faith, that the failure to make the Parent Board Adverse Recommendation Change in response to such Parent Change in Circumstance would reasonably be expected to be inconsistent with the fiduciary duties of the Parent Board to Parent’s stockholders under applicable Law. For the avoidance of doubt, the provisions of this Section 5.3(d)(ii) shall also apply to any material change to the facts and circumstances relating to such Parent Change in Circumstance and require a new Parent Determination Notice, except that the references to three (3) Business Days shall be deemed to be two (2) Business Days.
(iii) Parent’s obligation to solicit the consent of its stockholders to approve the Parent Stockholder Matters shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Superior Offer or other Acquisition Proposal or by any withdrawal or modification of the Parent Board Recommendation.
(e) Nothing contained in this Agreement shall prohibit Parent or the Parent Board from (i) complying with Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act, (ii) issuing a “stop, look and listen” communication or similar communication of the type contemplated by Section 14d-9(f) under the Exchange Act or (iii) otherwise making any disclosure to Parent’s stockholders if, in the case of the foregoing clause (iii), the Parent Board determines in good faith, after consultation with its outside legal counsel, that failure to make such disclosure would reasonably be expected to be inconsistent with applicable Law, including its fiduciary duties under applicable Law.
5.4 Company Options, Parent Options, and Parent Warrants.
(a) At the Effective Time, each Company Option that is outstanding and unexercised immediately prior to the Effective Time under the Company Plan, whether or not vested, shall be converted into and become an option to purchase Parent Common Stock, and Parent shall assume the Company Plan and each such Company Option in accordance with the terms (as in effect as of the date of this Agreement) of the Company Plan and the terms of the stock option agreement by which such Company Option is evidenced (but with changes to such documents as Parent and the Company mutually agree are appropriate to reflect the substitution of the Company Options by Parent to purchase shares of Parent Common Stock). All rights with respect to Company Common Stock under Company Options assumed by Parent shall thereupon be converted into rights with respect to Parent Common Stock. Accordingly, from and after the Effective Time: (i) each Company Option assumed by Parent may be exercised solely for shares of Parent Common Stock; (ii) the number of shares of Parent Common Stock subject to each Company Option assumed by Parent shall be determined by multiplying (A) the number of shares of Company Common Stock that were subject to such Company Option, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio, and rounding the resulting number down to the nearest whole number of shares of Parent Common Stock; (iii) the per share exercise price for the Parent Common Stock issuable upon the exercise of each Company Option assumed by Parent shall be determined by dividing (A) the per share exercise price of Company Common Stock subject to such Company Option, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio and rounding the resulting exercise price up to the nearest whole cent; and (iv) any restriction on the exercise of any Company Option assumed by Parent shall continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such Company Option shall otherwise remain unchanged; provided, however, that: (A) to the extent provided under the terms of a Company Option and the Company Plan, such Company Option may be further adjusted as necessary to reflect Parent’s substitution of the Company Options with options to purchase Parent Common Stock (such as by making any change in control or similar definition relate to Parent and having any provision that provides for the adjustment of Company Options upon the occurrence of certain corporate events relate to corporate events that relate to Parent and/or Parent Common Stock); and (B) the Parent Board or a committee thereof shall succeed to the authority and responsibility of the Company Board or any committee thereof with respect to each Company Option assumed by Parent. Notwithstanding anything to the contrary in this

Section 5.4(a), the conversion of each Company Option (regardless of whether such option qualifies as an “incentive stock option” within the meaning of Section 422 of the Code) into an option to purchase shares of Parent Common Stock shall be made in a manner consistent with Treasury Regulation Section 1.424-1, such that the conversion of a Company Option shall not constitute a “modification” of such Company Option for purposes of Section 409A or Section 424 of the Code.
(b) Parent shall file with the SEC, promptly after the Effective Time, a registration statement on Form S-8 (or any successor or alternative form), relating to the shares of Parent Common Stock issuable with respect to Company Options assumed by Parent in accordance with Section 5.4(a).
(c) Prior to the Effective Time, the Company shall take all actions that may be necessary (under the Company Plan and otherwise) to effectuate the provisions of Section 5.4(a) and to ensure that, from and after the Effective Time, holders of Company Options have no rights with respect thereto other than those specifically provided in Section 5.4(a).
(d) Prior to the Closing, the Parent Board shall have adopted appropriate resolutions and taken all other actions necessary and appropriate to provide that each unexpired, unexercised and unvested Parent Option granted under the 2013 Plan shall be accelerated in full effective as of immediately prior to the Effective Time. Effective as of the Effective Time, each outstanding and unexercised Parent Option granted under the 2013 Plan having an exercise price per share less than the Parent Closing Price shall be entitled to receive a number of shares of Parent Common Stock calculated by dividing (a) the product of (i) the total number of shares of Parent Common Stock previously subject to such Parent Option, and (ii) the excess of the Parent Closing Price over the exercise price per share of the Parent Common Stock previously subject to such Parent Option by (b) the Parent Closing Price. Notwithstanding anything herein to the contrary, the tax withholding obligations for each holder receiving shares of Parent Common Stock in accordance with the preceding sentence shall be satisfied by Parent withholding from issuance that number of shares of Parent Common Stock calculated by multiplying the maximum statutory withholding rate for such holder in connection with such issuance by the number of shares of Parent Common Stock to be issued in accordance with the preceding sentence, and rounding up to the nearest whole share. Each outstanding and unexercised Parent Option granted under the 2013 Plan that has an exercise price equal to or greater than the Parent Closing Price shall be terminated and cease to exist as of immediately prior to the Effective Time for no consideration. Prior to the Effective Time, Parent shall take all actions that may be necessary (under the 2013 Plan and otherwise, including, if it deems it necessary or desirable, adopting and approving amendments to the existing underlying grant agreements) to effectuate the provisions of this Section 5.4(d) and to ensure that, from and after the Effective Time, holders of Parent Options granted under the 2013 Plan have no rights with respect thereto other than those specifically provided in this Section 5.4(d).
(e) At the Effective Time, each Parent Option granted under the 2003 Plan that is outstanding and unexercised immediately prior to the Effective Time, shall survive the Closing and remain outstanding in accordance with its terms.
(f) Promptly after the date of this Agreement, and in any event within twenty (20) days before the Effective Time, Parent shall notify the holders of the Parent Warrants of the Contemplated Transactions in accordance with the terms of the applicable Parent Warrants, which notice shall be subject to the review and approval of the Company (not to be unreasonably withheld, conditioned or delayed). At the Effective Time, each Parent Warrant that is outstanding and unexercised immediately prior to the Effective Time, shall survive the Closing and remain outstanding in accordance with its terms. At the Effective Time, each Replacement Warrant that is outstanding and unexercised immediately prior to the Effective Time shall be treated in accordance with its terms.
5.5 Indemnification of Officers and Directors.
(a) From the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, each of Parent and the Surviving Corporation shall, jointly and severally, indemnify and hold harmless each person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time, a director, officer, fiduciary or agent of Parent or the Company and their respective Subsidiaries, respectively (the “D&O Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements and investigation costs, incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the D&O Indemnified Party is or was a director, officer, fiduciary or agent of Parent or of the Company or their respective Subsidiaries, whether asserted or claimed prior to, at or after the Effective Time, in each case, to the fullest extent permitted under applicable Law. Each D&O Indemnified Party will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit, proceeding or investigation from each of Parent and the Surviving Corporation, jointly and severally, upon receipt by Parent or the Surviving Corporation from the D&O Indemnified Party of a request therefor; provided that any such person to whom expenses are advanced provides an undertaking to Parent, to the extent then required by the DGCL, to repay such advances if it is ultimately determined that such person is not entitled to indemnification.
(b) The provisions of Parent’s Organizational Documents with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of Parent that are presently set forth in the certificate of incorporation and bylaws of Parent shall not be amended, modified or repealed for a period of six (6) years from the Effective Time in a manner that would adversely affect the rights thereunder of individuals who, at or prior to the Effective Time, were officers or directors of Parent. The certificate of incorporation and bylaws of the Surviving Corporation shall contain, and Parent shall cause the certificate of incorporation and bylaws of the Surviving Corporation to so contain, provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers as those presently set forth in the certificate of incorporation and bylaws of Parent.
(c) From and after the Effective Time, (i) the Surviving Corporation shall fulfill and honor in all respects the obligations of the Company to its D&O Indemnified Parties as of immediately prior to the Closing pursuant to any indemnification provisions under the Company’s Organizational Documents and pursuant to any indemnification agreements between the Company and such D&O Indemnified Parties, with respect to claims arising out of matters occurring at or prior to the Effective Time and (ii) Parent shall fulfill and honor in all respects the obligations of Parent to its D&O Indemnified Parties as of immediately prior to the Closing pursuant to any indemnification provisions under Parent’s Organizational Documents and pursuant to any indemnification agreements between Parent and such D&O Indemnified Parties, with respect to claims arising out of matters occurring at or prior to the Effective Time.
(d) From and after the Effective Time, Parent shall maintain directors’ and officers’ liability insurance policies, with an effective date as of the Closing Date, on commercially available terms and conditions and with coverage limits customary for U.S. public companies similarly situated to Parent. In addition, prior to the Effective Time, Parent shall purchase a six (6)-year prepaid “tail policy” through Parent’s recognized broker of record for the non-cancellable extension of the directors’ and officers’ liability coverage of Parent’s existing directors’ and officers’ insurance policies for a claims reporting or discovery period of at least six (6) years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time (the “D&O Tail Policy”).
(e) From and after the Effective Time, Parent shall pay all expenses, including reasonable attorneys’ fees, that are incurred by the persons referred to in this Section 5.5 in connection with their successful enforcement of the rights provided to such persons in this Section 5.5.
(f) The provisions of this Section 5.5 are intended to be in addition to the rights otherwise available to the current and former officers and directors of Parent and the Company by Law, charter, statute, bylaw or agreement, and shall operate for the benefit of, and shall be enforceable by, each of the D&O Indemnified Parties, their heirs and their Representatives. The obligations set forth in this Section 5.5 shall not be terminated, amended or otherwise modified in any manner that adversely affects any D&O Indemnified Party (and their heirs and Representatives) without the prior written consent of such affected D&O Indemnified Party (or their heirs and Representatives).
(g) In the event Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall succeed to the obligations set forth in this Section 5.5. Parent shall cause the Surviving Corporation to perform all of the obligations of the Surviving Corporation under this Section 5.5.
5.6 Additional Agreements.
(a) The Parties shall use commercially reasonable efforts to cause to be taken all actions necessary to consummate the Contemplated Transactions. Without limiting the generality of the foregoing, each Party: (a) shall make all filings and other submissions (if any) and give all notices (if any) required to be made and given by such Party in connection with the Contemplated Transactions; (b) shall use commercially reasonable efforts to obtain each Consent (if any) reasonably required to be obtained (pursuant to any applicable Law or Contract, or otherwise) by such Party in connection with the Contemplated Transactions or for such Contract (with respect to Contracts set forth in Schedule 5.6) to remain in full force and effect; (c) shall use commercially reasonable efforts to lift any injunction prohibiting, or any other legal bar to, the Contemplated Transactions; and (d) shall use commercially reasonable efforts to satisfy the conditions precedent to the consummation of this Agreement.
(b) The Company shall use reasonable best efforts to cause to be taken all actions necessary to consummate the Pre-Closing Financing prior to the Closing.
5.7 Disclosure. The initial press release relating to this Agreement shall be a joint press release issued by the Company and Parent and thereafter Parent and the Company shall consult with each other before issuing any further press release(s) or otherwise making any public statement or making any announcement to Parent Associates or Company Associates (to the extent not previously issued or made in accordance with this Agreement) with respect to the Contemplated Transactions and shall not issue any such press release, public statement or announcement to Parent Associates or Company Associates without the other Party’s written consent (which shall not be unreasonably withheld, conditioned or delayed). Notwithstanding the foregoing: (a) each Party may, without such consultation or consent, make any public statement in response to questions from the press, analysts, investors or those attending industry conferences, make internal announcements to employees and make disclosures in Parent SEC Documents, so long as such statements are consistent with previous press releases, public disclosures or public statements made jointly by the Parties (or individually, if approved by the other Party); (b) a Party may, without the prior consent of the other Party hereto but subject to giving advance notice to the other Party, issue any such press release or make any such public announcement or statement as may be required by any Law; and (c) Parent need not consult with the Company in connection with such portion of any press release, public statement or filing to be issued or made pursuant to Section 5.3(d)(iii) or with respect to any Acquisition Proposal or Parent Board Adverse Recommendation Change.
5.8 Listing . Parent shall use its commercially reasonable efforts: (a) to maintain its existing listing on Nasdaq until the Effective Time; (b) to the extent required by the rules and regulations of Nasdaq, to prepare and submit to Nasdaq a notification form for the listing of the shares of Parent Common Stock to be issued in connection with the Contemplated Transactions, and to cause such shares to be approved for listing (subject to official notice of issuance); (c) to effect the Nasdaq Reverse Split; and (d) to the extent required by Nasdaq Marketplace Rule 5110, to file an initial listing application for the Parent Common Stock on Nasdaq (the “Nasdaq Listing Application”) and to cause such Nasdaq Listing Application to be conditionally approved prior to the Effective Time. The Parties will use commercially reasonable efforts to coordinate with respect to compliance with Nasdaq rules and regulations. Each Party will promptly inform the other Party of all verbal or written communications between Nasdaq and such Party or its Representatives. All Nasdaq fees associated with the Nasdaq Listing Application and the Nasdaq Reverse Split, if any (the “Nasdaq Fees”), shall be borne by the Company. The Company will cooperate with Parent as reasonably requested by Parent with respect to the Nasdaq Listing Application and promptly furnish to Parent all information concerning the Company and its stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 5.8.
5.9 Tax Matters.
(a) For United States federal income Tax purposes, (i) the Parties intend that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code (the “Intended Tax Treatment”), and (ii) this Agreement is intended to be, and is hereby adopted as, a “plan of reorganization” for purposes of Section 354 and 361 of the Code and Treasury Regulations Section 1.368-2(g) and 1.368-3(a), to which Parent, Merger Sub and the Company are parties under Section 368(b) of the Code. The Parties shall treat and shall not take any tax reporting position inconsistent with the treatment of the Merger as a reorganization within the meaning of Section 368(a) of the Code for U.S. federal, state and other relevant Tax purposes, unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.
(b) The Parties acknowledge and agree that each has relied upon the advice of its own tax advisors in connection with the Merger and the Contemplated Transactions and that none of the Company, on the one hand, and Parent and Merger Sub, on the other hand, makes any representation or warranty as to the Intended Tax Treatment, other than the representations and warranties contained in Sections 2.16(m) and 3.16(m), respectively.
(c) The Parties shall use their respective commercially reasonable efforts to cause the Merger to qualify, and will not take any action (other than the Contemplated Transactions) or cause any action to be taken which action would reasonably be expected to prevent the Merger from qualifying, for the Intended Tax Treatment.
(d) Each of Parent and the Company shall use its commercially reasonable efforts to deliver to Parent Counsel and Company Counsel “Tax Representation Letters,” dated as of the date of the opinions of Parent Counsel and Company Counsel described in Section 5.1(c) and signed by an officer of Parent and the Company, respectively, containing representations of Parent and Merger Sub and the Company, as applicable, in each case, as shall be reasonably necessary or appropriate to enable Parent Counsel and Company Counsel to render the applicable opinions described in Section 5.1(c).
5.10 Legends. Parent shall be entitled to place appropriate legends on the book entries evidencing any shares of Parent Common Stock to be received in the Merger by equity holders of the Company who may be considered “affiliates” of Parent for purposes of Rules 144 and 145 under the Securities Act reflecting the restrictions set forth in Rules 144 and 145 and to issue appropriate stop transfer instructions to the transfer agent for Parent Common Stock.
5.11 Directors and Officers.
(a) The Parties shall use commercially reasonable efforts and take all necessary action so that immediately after the Effective Time, (i) the Parent Board is comprised of seven (7) members, with (A) one (1) such member designated by Parent (the “Parent Designee”) and (B) six (6) such members designated by the Company, and (ii) the Persons listed in Exhibit E under the heading “Officers” are elected or appointed, as applicable, to the positions of officers of Parent and the Surviving Corporation, as set forth therein, to serve in such positions effective as of the Effective Time until successors are duly elected or appointed and qualified in accordance with applicable Law. If any Person listed in Exhibit E is unable or unwilling to serve as an officer of Parent or the Surviving Corporation, as set forth therein, as of the Effective Time, the Parties shall mutually agree upon a successor. The Person listed in Exhibit E under the heading “Board Designee – Parent” shall be Parent’s designee pursuant to clause (i) of this Section 5.11(a) (provided that if such Person later becomes unwilling or unable to serve, such list may be changed by Parent prior to the Closing by written notice to the Company to include a different board designee who is reasonably acceptable to the Company). The Persons listed in Exhibit E under the heading “Board Designees – Company” shall be the Company’s designees pursuant to clause (i) of this Section 5.11(a) (provided that if such Person later becomes unwilling or unable to serve, such list may be changed by the Company prior to the Closing by written notice to Parent to include different board designees who are reasonably acceptable to Parent).
(b) At the first annual or special meeting of Parent stockholders held following the Effective Time at which directors of Parent are elected, Parent will re-nominate the Parent Designee for election to the Parent Board so long as such Parent Designee is able and willing to serve, and shall use reasonable best efforts to obtain stockholder approval for the election of the Parent Designee at such meeting (including by soliciting proxies in favor of the Parent Designee) and will support the Parent Designee for election in a manner no less rigorous or favorable than the manner in which Parent supports any of its other nominees.
5.12 Termination of Certain Agreements and Rights. The Company shall cause any Investor Agreements (excluding the Company Stockholder Support Agreements and the Company Lock-Up Agreements)

to be terminated immediately prior to the Effective Time, without any liability being imposed on the part of Parent or the Surviving Corporation.
5.13 Section 16 Matters. Prior to the Effective Time, Parent and the Company shall take all such steps as may be required (to the extent permitted under applicable Laws) to cause any acquisitions of Parent Common Stock and any options to purchase Parent Common Stock in connection with the Contemplated Transactions, by each individual who is reasonably expected to become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act. At least thirty (30) calendar days prior to the Closing Date, the Company shall furnish the following information to Parent for each individual who, immediately after the Effective Time, will become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Parent: (a) the number of shares of Company Common Stock owned by such individual and expected to be exchanged for shares of Parent Common Stock pursuant to the Merger, and (b) the number of other derivative securities (if any) with respect to Company Common Stock owned by such individual and expected to be converted into shares of Parent Common Stock, restricted stock awards to acquire Parent Common Stock or derivative securities with respect to Parent Common Stock in connection with the Merger.
5.14 Cooperation. Each Party shall cooperate reasonably with the other Party and shall provide the other Party with such assistance as may be reasonably requested for the purpose of facilitating the performance by each Party of its respective obligations under this Agreement and to enable the combined entity to continue to meet its obligations following the Effective Time.
5.15 Allocation Certificates.
(a) The Company will prepare and deliver to Parent at least five (5) Business Days prior to the Closing Date a certificate signed by the Chief Executive Officer of the Company in a form reasonably acceptable to Parent setting forth (as of immediately prior to the Effective Time, after giving effect to the Pre-Closing Financing and the Convertible Note Conversion) (i) each holder of Company Common Stock and Company Options; (ii) such holder’s name and address; (iii) the number and type of Company Common Stock held and/or underlying the Company Options as of immediately prior to the Effective Time for each such holder and the per share exercise price of each Company Option; and (iv) the number of shares of Parent Common Stock to be issued to such holder, or to underlie any Parent Option to be issued to such holder, pursuant to this Agreement in respect of the Company Common Stock or Company Options held by such holder as of immediately prior to the Effective Time (the “Allocation Certificate”).
(b) Parent will prepare and deliver to the Company at least five (5) Business Days prior to the Closing Date a certificate signed by the Chief Executive Officer of Parent in a form reasonably acceptable to the Company, setting forth (as of immediately prior to the Effective Time), the number of Parent Outstanding Shares and each component thereof (broken down by outstanding shares of Parent Common Stock, Parent Options, Parent Warrants and Replacement Warrants that are included in Parent Outstanding Shares) (the “Parent Outstanding Shares Certificate”).
5.16 Company Financial Statements. Prior to the date hereof, the Company has furnished to Parent the Company Financial Statements for inclusion in the Proxy Statement and the Registration Statement. The Company shall also promptly furnish to Parent unaudited interim financial statements for each interim period completed prior to Closing that would be required to be included in the Registration Statement or any periodic report due prior to the Closing if the Company were subject to the periodic reporting requirements under the Securities Act or the Exchange Act (the “Company Interim Financial Statements”). Each of the Company Financial Statements and the Company Interim Financial Statements will be suitable for inclusion in the Proxy Statement and the Registration Statement and prepared in accordance with GAAP as applied on a consistent basis during the periods involved (except in each case as described in the notes thereto) and on that basis will present fairly, in all material respects, the financial position and the results of operations, changes in stockholders’ equity, and cash flows of the Company as of the dates of and for the periods referred to in the Company Financial Statements or the Company Interim Financial Statements, as the case may be.
5.17 Takeover Statutes. If any Takeover Statute is or may become applicable to the Contemplated Transactions, each of the Company, the Company Board, Parent and the Parent Board, as applicable, shall grant such approvals and take such actions as are necessary so that the Contemplated Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on the Contemplated Transactions.
5.18 Stockholder Litigation. Each Party shall promptly notify the other Party in writing, and conduct and control the settlement and defense, of any stockholder litigation brought or threatened against such Party or any of its directors and officers relating to or challenging this Agreement or the consummation of the Contemplated Transactions; provided, that prior to Closing, such Party shall (a) consult with the other Party with respect to any such stockholder litigation and in good faith take any comments of the other Party into account with respect to such stockholder litigation, and (b) keep the other Party reasonably apprised of any material developments in connection with any such stockholder litigation.
5.19 Regulatory Approvals. Each Party shall use reasonable best efforts to file or otherwise submit, as soon as practicable after the date of this Agreement, all applications, notices, reports and other documents reasonably required to be filed by such Party with or otherwise submitted by such Party to any Governmental Body with respect to the Contemplated Transactions, and to submit promptly any additional information requested by any such Governmental Body.
5.20 Employee Benefits.
(a) Parent shall terminate the employment and service, as applicable, of each employee, independent contractor or officer of Parent listed in Section 5.20(a) of the Parent Disclosure Schedule (each, a “Terminated Parent Associate”), effective immediately after the Effective Time, and shall comply with the terms of any employment, severance, retention, change of control, or similar Contract specified in Section 3.17(a) of the Parent Disclosure Schedule; provided, however, that any Terminated Parent Associate not otherwise party to a Contract specified in Section 3.17(a) of the Parent Disclosure Schedule shall be paid severance by Parent equal to two (2) weeks of base salary plus one (1) week of base salary for each full or partial year of employment with Parent, but no less than a minimum of twelve (12) weeks of base salary.
(b) Each Person, other than any Person who has previously entered into a Contract with Parent providing for the payment of severance benefits or is a Terminated Parent Associate, who is an employee of Parent as of the Effective Time and who is terminated by Parent following the Effective Time shall be entitled to severance benefits to be paid by Parent pursuant to Parent’s current severance practice, but in no event shall such severance benefits be less than two (2) weeks of base salary plus one (1) week of base salary for each full or partial year of employment with Parent, but no less than a minimum of twelve (12) weeks of base salary.
5.21 Company Convertible Note Conversion. The Company shall take all necessary action to effect the conversion of the Company Convertible Notes into Company Common Stock, which shall occur not later than immediately prior to the Effective Time (the “Convertible Note Conversion”).
Section 6.	CONDITIONS PRECEDENT TO OBLIGATIONS OF EACH PARTY
The obligations of each Party to effect the Merger and otherwise consummate the Contemplated Transactions to be consummated at the Closing are subject to the satisfaction or, to the extent permitted by applicable Law, the written waiver by each of the Parties, at or prior to the Closing, of each of the following conditions:
6.1 No Restraints. No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Contemplated Transactions shall have been issued by any court of competent jurisdiction or other Governmental Body of competent jurisdiction and remain in effect and there shall not be any Law which has the effect of making the consummation of the Contemplated Transactions illegal.
6.2 Stockholder Approval. (a) Parent shall have obtained the Required Parent Stockholder Vote with regard to the proposals in Sections 5.3(a)(i), 5.3(a)(ii), 5.3(a)(iii), 5.3(a)(v), and 5.3(a)(vi), and (b) the Company shall have obtained the Required Company Stockholder Vote.

6.3 Listing. The existing shares of Parent Common Stock shall have been continually listed on Nasdaq as of and from the date of this Agreement through the Closing Date, the approval of the listing of additional shares of Parent Common Stock on Nasdaq shall have been obtained and the shares of Parent Common Stock to be issued in the Merger pursuant to this Agreement shall have been approved for listing (subject to official notice of issuance) on Nasdaq as of the Closing.
6.4 Effectiveness of Registration Statement. The Registration Statement shall have become effective in accordance with the provisions of the Securities Act, and shall not be subject to any stop order or proceeding (or threatened proceeding by the SEC) seeking a stop order with respect to the Registration Statement that has not been withdrawn.
Section 7.	ADDITIONAL CONDITIONS PRECEDENT TO OBLIGATIONS OF PARENT AND MERGER SUB
The obligations of Parent and Merger Sub to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by Parent, at or prior to the Closing, of each of the following conditions:
7.1 Accuracy of Representations. The Company Fundamental Representations shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct in all material respects as of such date). The representations and warranties of the Company contained in this Agreement (other than the Company Fundamental Representations) shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date, except (a) in each case, or in the aggregate, where the failure to be true and correct would not reasonably be expected to have a Company Material Adverse Effect (without giving effect to any references therein to any Company Material Adverse Effect or other materiality qualifications), or (b) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (a), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).
7.2 Performance of Covenants. The Company shall have performed or complied with in all material respects all agreements and covenants required to be performed or complied with by it under this Agreement at or prior to the Effective Time.
7.3 Documents. Parent shall have received the following documents, each of which shall be in full force and effect:
(a) a certificate executed by the Chief Executive Officer or Chief Financial Officer of the Company certifying (i) that the conditions set forth in Sections 7.1, 7.2, 7.5, 7.6, and 7.10 have been duly satisfied and (ii) that the information set forth in the Allocation Certificate delivered by the Company in accordance with Section 5.15 is true and accurate in all respects as of the Closing Date;
(b) a written resignation, in a form reasonably satisfactory to Parent, dated as of the Closing Date and effective as of the Closing, executed by each of the directors of the Company who will not be a director of Parent or the Surviving Corporation pursuant to Section 5.11; and
(c) the Allocation Certificate.
7.4 FIRPTA Certificate. Parent shall have received (i) an original signed statement from the Company that the Company is not, and has not been at any time during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code, a “United States real property holding corporation,” as defined in Section 897(c)(2) of the Code, conforming to the requirements of Treasury Regulations Section 1.1445-2(c)(3) and 1.897-2(h), and (ii) an original signed notice to be delivered to the IRS in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2), together with written authorization for Parent to deliver such notice to the IRS on behalf of the Company following the Closing, each dated as of the Closing Date, duly executed by an authorized officer of the Company, and in form and substance reasonably acceptable to Parent.

7.5 No Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Company Material Adverse Effect.
7.6 Termination of Investor Agreements. The Investor Agreements shall have been terminated.
7.7 Company Lock-Up Agreements. Parent shall have received the Company Lock-Up Agreements duly executed by each of the Company Signatories and each executive officer and director of the Company who is elected or appointed, as applicable, as an executive officer and director of Parent as of immediately following the Closing, each of which shall be in full force and effect.
7.8 Company Stockholder Support Agreements. Parent shall have received the Company Stockholder Support Agreements duly executed by each of the Company Signatories and each executive officer and director of the Company who is elected or appointed, as applicable, as an executive officer and director of Parent as of immediately following the Closing, each of which shall be in full force and effect.
7.9 Pre-Closing Financing. The Pre-Closing Financing shall have been consummated, and the Company shall have received all of the proceeds of the Pre-Closing Financing (including, for the avoidance of doubt, the minimum gross proceeds of $20,000,000) prior to the Effective Time on the terms and conditions set forth in the Subscription Agreements.
7.10 Company Stockholder Written Consent. The Company Stockholder Written Consent evidencing the Required Company Stockholder Vote shall be in full force and effect.
7.11 Dissenting Shares. No more than 5% of the Company Common Stock shall be Dissenting Shares.
7.12 Convertible Note Conversion. The Company shall have effected the Convertible Note Conversion.
Section 8.	ADDITIONAL CONDITIONS PRECEDENT TO OBLIGATION OF THE COMPANY
The obligations of the Company to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by the Company, at or prior to the Closing, of each of the following conditions:
8.1 Accuracy of Representations. The Parent Fundamental Representations shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct in all material respects as of such date). The representations and warranties of Parent and Merger Sub contained in this Agreement (other than the Parent Fundamental Representations) shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (a) in each case, or in the aggregate, where the failure to be true and correct would not reasonably be expected to have a Parent Material Adverse Effect (without giving effect to any references therein to any Parent Material Adverse Effect or other materiality qualifications), or (b) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (a), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Parent Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).
8.2 Performance of Covenants. Parent and Merger Sub shall have performed or complied with in all material respects all of their agreements and covenants required to be performed or complied with by each of them under this Agreement at or prior to the Effective Time.
8.3 Documents. The Company shall have received the following documents, each of which shall be in full force and effect:
(a) a certificate executed by the Chief Executive Officer of Parent confirming that the conditions set forth in Sections 8.1, 8.2, and 8.4 have been duly satisfied;
(b) the Parent Cash Schedule and a certificate executed by the principal financial officer of Parent certifying that the information set forth in the Parent Cash Schedule delivered by Parent in accordance with Section 1.12 is true and accurate in all material respects as of the Anticipated Closing Date;

(c) the Parent Outstanding Shares Certificate; and
(d) a written resignation, in a form reasonably satisfactory to the Company, dated as of the Closing Date and effective as of the Closing, executed by each of the directors of Parent who are not to continue as directors of Parent after the Closing pursuant to Section 5.11.
8.4 No Parent Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Parent Material Adverse Effect.
8.5 Minimum Parent Cash Amount. The Parent Cash Amount, calculated as of the Anticipated Closing Date, shall not be less than $0.00.
8.6 Parent Lock-Up Agreements. The Company shall have received the Parent Lock-Up Agreements duly executed by each of the Parent Signatories, each of which shall be in full force and effect.
8.7 Board of Directors. Parent shall have taken all actions necessary to cause the Parent Board to be constituted as set forth in Section 5.11 of this Agreement effective as of the Effective Time.
Section 9.	TERMINATION
9.1 Termination. This Agreement may be terminated prior to the Effective Time (whether before or after adoption of this Agreement by the Company’s stockholders and whether before or after approval of the Parent Stockholder Matters by Parent’s stockholders, unless otherwise specified below):
(a) by mutual written consent of Parent and the Company;
(b) by either Parent or the Company if the Contemplated Transactions shall not have been consummated by November 14, 2020 (subject to possible extension as provided in this Section 9.1(b), the “End Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 9.1(b) shall not be available to the Company, on the one hand, or to Parent, on the other hand, if such Party’s action or failure to act has been a principal cause of the failure of the Contemplated Transactions to occur on or before the End Date and such action or failure to act constitutes a breach of this Agreement, provided, further, however, that, in the event that a request for additional information has been made by any Governmental Body, or in the event that the SEC has not declared effective under the Securities Act the Registration Statement by the date which is sixty (60) days prior to the End Date, then either the Company or Parent shall be entitled to extend the End Date for an additional sixty (60) days by written notice to the other the Party; provided, further, however, that, in the event an adjournment or postponement of the Parent Stockholders’ Meeting has occurred as permitted pursuant to Section 5.3(b) and such adjournment or postponement continues through the End Date, then the End Date shall automatically extend until the date that is ten (10) calendar days following such adjournment or postponement, or, in the event of an additional permitted adjournment or postponement, the date that is ten (10) calendar days following such permitted adjournment or postponement;
(c) by either Parent or the Company if a court of competent jurisdiction or other Governmental Body shall have issued a final and nonappealable order, decree or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Contemplated Transactions;
(d) by Parent if the Company Stockholder Written Consent evidencing the Required Company Stockholder Vote shall not have been obtained within five (5) Business Days of the Registration Statement becoming effective in accordance with the provisions of the Securities Act; provided, however, that once the Company Stockholder Written Consent evidencing the Required Company Stockholder Vote has been obtained, Parent may not terminate this Agreement pursuant to this Section 9.1(d);
(e) by either Parent or the Company if (i) the Parent Stockholders’ Meeting (including, if applicable, following adjournments or postponements thereof as permitted pursuant to Section 5.3(b)) shall have been held and completed and Parent’s stockholders shall have taken a final vote on the Parent Stockholder Matters and (ii) Sections 5.3(a)(i), 5.3(a)(ii), 5.3(a)(iii), 5.3(a)(v) and 5.3(a)(vi) of the Parent Stockholder Matters shall not have been approved at the Parent Stockholders’ Meeting (or at any adjournment or postponement thereof) by the Required Parent Stockholder Vote; provided, however, that the right to terminate this Agreement pursuant to this Section 9.1(e) shall not be available to Parent where the failure to obtain the Required Parent Stockholder Vote has been directly caused by the action or failure to act of Parent and such action or failure to act constitutes a material breach by Parent of this Agreement;
(f) by the Company (at any time prior to the approval of the Parent Stockholder Matters by the Required Parent Stockholder Vote) if a Parent Triggering Event shall have occurred;
(g) by Parent (at any time prior to the Required Company Stockholder Vote being obtained) if a Company Triggering Event shall have occurred;
(h) by the Company, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement by Parent or Merger Sub or if any representation or warranty of Parent or Merger Sub shall have become inaccurate, in either case, such that the conditions set forth in Section 8.1 or Section 8.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided that the Company is not then in material breach of any representation, warranty, covenant or agreement under this Agreement; provided, further, that if such inaccuracy in Parent’s or Merger Sub’s representations and warranties or breach by Parent or Merger Sub is curable by the End Date by Parent or Merger Sub, then this Agreement shall not terminate pursuant to this Section 9.1(h) as a result of such particular breach or inaccuracy until the expiration of a fifteen (15)-day period commencing upon delivery of written notice from the Company to Parent or Merger Sub of such breach or inaccuracy and its intention to terminate pursuant to this Section 9.1(h) (it being understood that this Agreement shall not terminate pursuant to this Section 9.1(h) as a result of such particular breach or inaccuracy if such breach by Parent or Merger Sub is cured prior to such termination becoming effective);
(i) by Parent, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement by the Company or if any representation or warranty of the Company shall have become inaccurate, in either case, such that the conditions set forth in Section 7.1 or Section 7.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided that Parent is not then in material breach of any representation, warranty, covenant or agreement under this Agreement; provided, further, that if such inaccuracy in the Company’s representations and warranties or breach by the Company is curable by the End Date by the Company then this Agreement shall not terminate pursuant to this Section 9.1(i) as a result of such particular breach or inaccuracy until the expiration of a fifteen (15)-day period commencing upon delivery of written notice from Parent to the Company of such breach or inaccuracy and its intention to terminate pursuant to this Section 9.1(i) (it being understood that this Agreement shall not terminate pursuant to this Section 9.1(i) as a result of such particular breach or inaccuracy if such breach by the Company is cured prior to such termination becoming effective); or
(j) by Parent, at any time, upon entering into a Permitted Alternative Agreement if (i) Parent has received a Superior Offer, (ii) Parent has complied with its obligations under Section 5.3(d) with respect to such Superior Offer, (iii) Parent enters into a Permitted Alternative Agreement with respect to such Superior Offer and (iv) within five (5) Business Days of such termination, Parent pays to the Company the Company Termination Fee in accordance with Section 9.3(d).
9.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 9.1, this Agreement shall be of no further force or effect; provided, however, that (a) this Section 9.2, Section 5.7, Section 9.3, Section 10 and the definitions of the defined terms in such Sections shall survive the termination of this Agreement and shall remain in full force and effect, and (b) the termination of this Agreement and the provisions of Section 9.3 shall not relieve any Party of any liability for fraud or for any willful and material breach of any representation, warranty, covenant, obligation or other provision contained in this Agreement.
9.3 Expenses; Termination Fees.
(a) Except as set forth in this Section 9.3, whether or not the Merger is consummated, (i) all Parent Transaction Expenses shall be paid by Parent (or on behalf of Parent) at or prior to the Closing and (ii) all Company Transaction Expenses shall be paid by the Company.
(b) If (i) this Agreement is terminated by (A) Parent or the Company pursuant to Section 9.1(b) or Section 9.1(e) or (B) the Company pursuant to Section 9.1(f) or Section 9.1(h), (ii) an Acquisition Proposal with respect to Parent shall have been publicly announced or disclosed or otherwise communicated to Parent or the Parent Board after the date of this Agreement but prior to the termination of this Agreement, and

(iii) within six (6) months after the date of such termination, Parent enters into a definitive agreement for any Subsequent Transaction or consummates any Subsequent Transaction, then Parent shall pay to the Company, upon such entry into a definitive agreement for or consummation of a Subsequent Transaction, a nonrefundable fee in an amount equal to $750,000 (the “Company Termination Fee”).
(c) If (i) this Agreement is terminated by (A) Parent or the Company pursuant to Section 9.1(b) or (B) Parent pursuant to Section 9.1(d), Section 9.1(g) or Section 9.1(i), (ii) an Acquisition Proposal with respect to the Company shall have been publicly announced or disclosed or otherwise communicated to the Company or the Company Board after the date of this Agreement but prior to the termination of this Agreement, and (iii) within six (6) months after the date of such termination, the Company enters into a definitive agreement for a Subsequent Transaction or consummates any Subsequent Transaction, then the Company shall pay to Parent, upon such entry into a definitive agreement for or consummation of a Subsequent Transaction, a nonrefundable fee in an amount equal to $750,000 (the “Parent Termination Fee”), less any amount actually paid to Parent pursuant to Section 9.3(e).
(d) If this Agreement is terminated by Parent pursuant to Section 9.1(j), then Parent shall pay to the Company the Company Termination Fee within five (5) Business Days of such termination.
(e) If this Agreement is terminated by Parent pursuant to Section 9.1(d), then the Company shall reimburse Parent for all reasonable fees and expenses incurred by Parent in connection with this Agreement and the transactions contemplated hereby, including: (i) all fees and expenses incurred in connection with the preparation, printing and filing, as applicable, of the Registration Statement or Proxy Statement (including any preliminary materials related thereto and all amendments and supplements thereto, as well as any financial statements and schedules thereto), (ii) reasonable legal and auditor fees and expenses; and (iii) all fees and expenses incurred in connection with the preparation and filing under any filing requirement of any Governmental Body applicable to this Agreement and the transactions contemplated hereby; provided, however, the fees and expenses for clauses (i) through (iii) above (collectively, the “Third-Party Expenses”), shall be capped at a maximum of $750,000 for such Third-Party Expenses.
(f) Any Company Termination Fee, Parent Termination Fee or reimbursement of Third-Party Expenses due under this Section 9.3 shall be paid by wire transfer of same day funds. If a Party fails to pay when due any amount payable by it under this Section 9.3, then such Party shall pay to the other Party interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to the other Party in full) at a rate per annum equal to the “prime rate” (as published in The Wall Street Journal or any successor thereto) in effect on the date such overdue amount was originally required to be paid.
(g) The Parties agree that, (i) subject to Section 9.2, payment of the Company Termination Fee shall, in the circumstances in which it is owed in accordance with the terms of this Agreement, constitute the sole and exclusive remedy of the Company following the termination of this Agreement, it being understood that in no event shall Parent be required to pay the amounts payable pursuant to this Section 9.3 on more than one occasion and (ii) following payment of the Company Termination Fee (A) Parent shall have no further liability to the Company in connection with or arising out of this Agreement or the termination thereof, any breach of this Agreement by Parent giving rise to such termination, or the failure of the Contemplated Transactions to be consummated, (B) neither the Company nor any of its Affiliates shall be entitled to bring or maintain any other claim, action or proceeding against Parent or Merger Sub or seek to obtain any recovery, judgment or damages of any kind against such Parties (or any partner, member, stockholder, director, officer, employee, Subsidiary, Affiliate, agent or other Representative of such Parties) in connection with or arising out of this Agreement or the termination thereof, any breach by any such Parties giving rise to such termination or the failure of the Contemplated Transactions to be consummated and (C) the Company and its Affiliates shall be precluded from any other remedy against Parent, Merger Sub and their respective Affiliates, at law or in equity or otherwise, in connection with or arising out of this Agreement or the termination thereof, any breach by such Party giving rise to such termination or the failure of the Contemplated Transactions to be consummated; provided, however, that nothing in this Section 9.3(g) shall limit the rights of the Company under Section 10.11 or with respect to claims of fraud or willful and material breach of this Agreement by either Party prior to the date of termination.

(h) The Parties agree that, (i) subject to Section 9.2, payment of the Parent Termination Fee shall, in the circumstances in which it is owed in accordance with the terms of this Agreement, constitute the sole and exclusive remedy of Parent following the termination of this Agreement, it being understood that in no event shall the Company be required to pay the amounts payable pursuant to this Section 9.3 on more than one occasion and (ii) following payment of the Parent Termination Fee (A) the Company shall have no further liability to Parent in connection with or arising out of this Agreement or the termination thereof, any breach of this Agreement by the Company giving rise to such termination, or the failure of the Contemplated Transactions to be consummated, (B) neither Parent nor any of its Affiliates shall be entitled to bring or maintain any other claim, action or proceeding against the Company or seek to obtain any recovery, judgment or damages of any kind against such Parties (or any partner, member, stockholder, director, officer, employee, Subsidiary, Affiliate, agent or other Representative of such Parties) in connection with or arising out of this Agreement or the termination thereof, any breach by any such Parties giving rise to such termination or the failure of the Contemplated Transactions to be consummated and (C) Parent and its Affiliates shall be precluded from any other remedy against the Company and its Affiliates, at law or in equity or otherwise, in connection with or arising out of this Agreement or the termination thereof, any breach by such Party giving rise to such termination or the failure of the Contemplated Transactions to be consummated; provided, however, that nothing in this Section 9.3(h) shall limit the rights of Parent and Merger Sub under Section 10.11 or with respect to claims of fraud or willful and material breach of this Agreement by either Party prior to the date of termination.
(i) Each of the Parties acknowledges that (i) the agreements contained in this Section 9.3 are an integral part of the Contemplated Transactions, (ii) without these agreements, the Parties would not enter into this Agreement and (iii) any amount payable pursuant to this Section 9.3 is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate the Party in the circumstances in which such amount is payable.
Section 10.	MISCELLANEOUS PROVISIONS
10.1 Non-Survival of Representations and Warranties. The representations and warranties of the Company, Parent and Merger Sub contained in this Agreement or any certificate or instrument delivered pursuant to this Agreement shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time and this Section 10 shall survive the Effective Time.
10.2 Amendment. This Agreement may be amended with the approval of the respective boards of directors of the Company, Merger Sub and Parent at any time (whether before or after the adoption and approval of this Agreement by the Company’s stockholders or before or after obtaining the Required Parent Stockholder Vote); provided, however, that after any such approval of this Agreement by a Party’s stockholders, no amendment shall be made which by Law requires further approval of such stockholders without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Company, Merger Sub and Parent.
10.3 Waiver.
(a) No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.
(b) No Party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.
10.4 Entire Agreement; Counterparts; Exchanges by Electronic Transmission. This Agreement and the other agreements referred to in this Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the Parties with respect to the subject matter hereof and thereof; provided, however, that the Confidentiality Agreement shall not be superseded and shall remain in full force and effect in accordance with its terms. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by all Parties by electronic transmission in .PDF format shall be sufficient to bind the Parties to the terms and conditions of this Agreement.
10.5 Applicable Law; Jurisdiction; Waiver of Jury Trial.
(a) This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of laws. In any action or proceeding between any of the Parties arising out of or relating to this Agreement or any of the Contemplated Transactions, each of the Parties: (a) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the United States District Court for the District of Delaware or, to the extent that neither of the foregoing courts has jurisdiction, the Superior Court of the State of Delaware; (b) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (a) of this Section 10.5; (c) waives any objection to laying venue in any such action or proceeding in such courts; (d) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any Party; and (e) agrees that service of process upon such Party in any such action or proceeding shall be effective if notice is given in accordance with Section 10.8 of this Agreement.
(b) EACH PARTY HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION (i) ARISING UNDER THIS AGREEMENT OR (ii) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES HERETO IN RESPECT OF THIS AGREEMENT OR ANY OF THE CONTEMPLATED TRANSACTIONS, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. EACH PARTY HEREBY AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES TO THIS AGREEMENT MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.
10.6 Attorneys’ Fees. In any action at law or suit in equity to enforce this Agreement or the rights of any of the Parties, the prevailing Party in such action or suit (as determined by a court of competent jurisdiction) shall be entitled to recover its reasonable out-of-pocket attorneys’ fees and all other reasonable costs and expenses incurred in such action or suit.
10.7 Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any of a Party’s rights or obligations hereunder may be assigned or delegated by such Party without the prior written consent of the other Party, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by such Party without the other Party’s prior written consent shall be void and of no effect.
10.8 Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (a) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service, (b) upon delivery in the case of delivery by hand, or (c) on the date delivered in the place of delivery if sent by email (with a written or electronic confirmation of delivery) prior to 5:00 p.m. New York time, otherwise on the next succeeding Business Day, in each case to the intended recipient as set forth below:

if to Parent or Merger Sub:
Rexahn Pharmaceuticals, Inc.
15245 Shady Grove Road, Suite 455
Rockville, MD 20850
Attention: Douglas J. Swirsky
Email: swirskyd@rexahn.com
with a copy to (which shall not constitute notice):
Hogan Lovells US LLP
100 International Drive, Suite 2000
Baltimore, MD 21202
Attention: Asher M. Rubin; William I. Intner
Email: asher.rubin@hoganlovells.com; william.intner@hoganlovells.com if to the Company:
Ocuphire Pharma, Inc.
37000 Grand River Ave, Suite 120
Farmington Hills, MI 48335
Attention: Mina Sooch
Email: msooch@ocuphire.com
with a copy to (which shall not constitute notice):
Honigman LLP
650 Trade Centre Way, Suite 200
Kalamazoo, MI 49002
Attention: Phillip D. Torrence
Email: ptorrence@honigman.com
10.9 Cooperation. Each Party agrees to cooperate fully with the other Party and to execute and deliver such further documents, certificates, agreements and instruments and to take such other actions as may be reasonably requested by the other Party to evidence or reflect the Contemplated Transactions and to carry out the intent and purposes of this Agreement.
10.10 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.
10.11 Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any Party does not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breaches such provisions. Accordingly, the Parties acknowledge and agree that the Parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other Party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. Any Party seeking an injunction or injunctions to prevent breaches of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.
10.12 No Third Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the Parties and the D&O Indemnified Parties to the extent of their respective rights pursuant to Section 5.5) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.
10.13 Construction.
(a) References to “cash,” “dollars” or “$” are to U.S. dollars.
(b) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.
(c) The Parties have participated jointly in the negotiating and drafting of this Agreement and agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.
(d) As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”
(e) Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits and Schedules to this Agreement, respectively.
(f) Any reference to legislation or to any provision of any legislation shall include any modification, amendment, re-enactment thereof, any legislative provision substituted therefore and all rules, regulations, and statutory instruments issued or related to such legislations.
(g) The bold-faced headings and table of contents contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.
(h) The Parties agree that each of the Company Disclosure Schedule and the Parent Disclosure Schedule shall be arranged in sections and subsections corresponding to the numbered and lettered sections and subsections contained in this Agreement. The disclosures in any section or subsection of the Company Disclosure Schedule or the Parent Disclosure Schedule shall qualify other sections and subsections in this Agreement to the extent it is readily apparent on its face from a reading of the disclosure that such disclosure is applicable to such other sections and subsections.
(i) Each of “delivered” or “made available” means, with respect to any documentation, that prior to 11:59 p.m. (New York time) on the date that is two (2) Business Days prior to the date of this Agreement (i) a copy of such material has been posted to and made available by a Party to the other Party and its Representatives in the electronic data room maintained by such disclosing Party or (ii) such material is disclosed in the Parent SEC Documents filed with the SEC prior to the date hereof and publicly made available on the SEC’s Electronic Data Gathering Analysis and Retrieval system.
(j) Whenever the last day for the exercise of any privilege or the discharge of any duty hereunder shall fall upon a Saturday, Sunday, or any date on which banks in New York, New York are authorized or obligated by Law to be closed, the Party having such privilege or duty may exercise such privilege or discharge such duty on the next succeeding day which is a regular Business Day.
(Remainder of page intentionally left blank)

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first above written.
REXAHN PHARMACEUTICALS, INC.

By:	/s/ Douglas J. Swirsky
Name:	Douglas J. Swirsky
Title:	President and Chief Executive Officer
RAZOR MERGER SUB, INC.

By:	/s/ Douglas J. Swirsky
Name:	Douglas J. Swirsky
Title:	President
OCUPHIRE PHARMA, INC.

By:	/s/ Mina Sooch
Name:	Mina Sooch
Title:	Chief Executive Officer
[Signature Page to Agreement and Plan of Merger and Reorganization]

EXHIBIT A
CERTAIN DEFINITIONS
(a) For purposes of this Agreement (including this Exhibit A):
“2003 Plan” means the Rexahn Pharmaceuticals, Inc. Stock Option Plan, dated August 5, 2003 and assumed by Parent on May 13, 2005.
“2013 Plan” means the Rexahn Pharmaceuticals, Inc. 2013 Stock Option Plan, as amended and restated on June 9, 2016, and as further amended on April 11, 2017.
“Acquisition Inquiry” means, with respect to a Party, an inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by the Company or any of its Affiliates, on the one hand, or Parent or any of its Affiliates, on the other hand, to the other Party) that could reasonably be expected to lead to an Acquisition Proposal.
“Acquisition Proposal” means, with respect to a Party, any offer or proposal, whether written or oral (other than an offer or proposal made or submitted by or on behalf of the Company or any of its Affiliates, on the one hand, or by or on behalf of Parent or any of its Affiliates, on the other hand, to the other Party) contemplating or otherwise relating to any Acquisition Transaction with such Party.
“Acquisition Transaction” means any transaction or series of related transactions involving:
(i) any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction: (i) in which a Party is a constituent Entity; (ii) in which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of a Party or any of its Subsidiaries; or (iii) in which a Party or any of its Subsidiaries issues securities representing more than 20% of the outstanding securities of any class of voting securities of such Party or any of its Subsidiaries; provided, however, that, in the case of the Company, to the extent that the Pre-Closing Financing is effected in accordance with the terms and conditions of this Agreement, the Pre-Closing Financing shall not constitute an Acquisition Transaction; or
(ii) any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the consolidated book value or the fair market value of the assets of a Party and its Subsidiaries, taken as a whole.
“Affiliate” of a Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.
“Antitrust Laws” shall mean the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, all applicable foreign anti-trust laws and all other applicable Laws issued by a Governmental Body that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition.
“Business Day” means any day other than a Saturday, Sunday or other day on which banks in New York, New York are authorized or obligated by Law to be closed.
“Cash Liability Replacement Warrant” means a Replacement Warrant that entitles the holder of such Replacement Warrant to exchange such Replacement Warrant for a cash payment in connection with the Contemplated Transactions.
“Cash and Cash Equivalents” means all (a) cash and cash equivalents (excluding Restricted Cash) and (b) marketable securities, in each case determined in accordance with GAAP, consistently applied.
“Code” means the Internal Revenue Code of 1986, as amended.
“Company Associate” means any current or former employee, independent contractor, officer or director of the Company or its Subsidiaries.
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“Company Board” means the board of directors of the Company.
“Company Capital Stock” means the Company Common Stock and the Company Preferred Stock.
“Company Change in Circumstance” means (a) a change in circumstances neither known nor reasonably foreseeable by the Company Board as of, or prior to, the date of this Agreement nor known nor reasonably foreseeable by any of the officers of the Company as of or prior to the date of this Agreement and (b) does not relate to (i) any Acquisition Proposal, (ii) any events, changes or circumstances relating to Parent or Merger Sub, (iii) clearance of the Merger under any applicable antitrust Laws or (iv) the mere fact that the Company meets or exceeds any internal or analysts’ published projections, forecasts, estimates or predictions of revenue, earnings or other financial or operating metrics for any period ending on or after the date hereof.
“Company Common Stock” means the common stock, $0.0001 par value per share, of the Company.
“Company Contract” means any Contract: (a) to which the Company or any of its Subsidiaries is a Party; (b) by which the Company or any of its Subsidiaries or any Company IP or any other asset of the Company or its Subsidiaries is or may become bound or under which the Company or any of its Subsidiaries has, or may become subject to, any obligation; or (c) under which the Company or any of its Subsidiaries has or may acquire any right or interest.
“Company Convertible Notes” means the outstanding notes convertible into Company Common Stock set forth in Section 2.6(a) of the Company Disclosure Schedule.
“Company ERISA Affiliate” means any corporation or trade or business (whether or not incorporated) which is (or at any relevant time was) treated with the Company or any of its Subsidiaries as a single employer within the meaning of Section 414 of the Code.
“Company Fundamental Representations” means the representations and warranties of the Company set forth in Sections 2.1 (Due Organization; Subsidiaries), 2.3 (Authority; Binding Nature of Agreement), 2.6(a) and (c) (Capitalization) and 2.20 (No Financial Advisors).
“Company IP” means all Intellectual Property Rights that are owned or purported to be owned by, assigned to, or exclusively licensed by, the Company or its Subsidiaries.
“Company Material Adverse Effect” means any Effect that, considered together with all other Effects that have occurred prior to the date of determination of the occurrence of a Company Material Adverse Effect, has or would reasonably be expected to have a material adverse effect on the business, financial condition, assets, liabilities or results of operations of the Company or its Subsidiaries or ability to consummate the Contemplated Transactions, taken as a whole; provided, however, that Effects arising or resulting from the following shall not be taken into account in determining whether there has been a Company Material Adverse Effect: (a) general business, economic or political conditions affecting the industry in which the Company and its Subsidiaries operate, (b) any natural disaster or any acts of war, armed hostilities or terrorism, (c) changes in financial, banking or securities markets, (d) any change in, or any compliance with or action taken for the purpose of complying with, any Law or GAAP (or interpretations of any Law or GAAP), or (e) resulting from the taking of any action, or the failure to take any action, by the Company that is required to be taken by this Agreement; except in each case with respect to clauses (a) through (c), to the extent disproportionately affecting the Company and its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which the Company and its Subsidiaries operate.
“Company Options” means options or other rights to purchase shares of Company Common Stock issued by the Company.
“Company Plan” means the Ocuphire Pharma, Inc. 2018 Equity Incentive Plan, as amended.
“Company Preferred Stock” means the preferred stock, $0.0001 par value per share, of the Company.
“Company Transaction Expenses” means all fees and expenses incurred by the Company at or prior to the Effective Time in connection with the Contemplated Transactions and this Agreement, including: (a) any fees and expenses of legal counsel and accountants, the maximum amount of fees and expenses payable to financial advisors, investment bankers, brokers, consultants, and other advisors of the Company, including, without limitation, for preparation of the Registration Statement, Proxy Statement, and any amendments and supplements thereto, preparing responses to any SEC comments, and drafting any charter amendments (and in each case, the
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related disclosure required in the Registration Statement and Proxy Statement); (b) the costs or expenses, including attorney’s fees or settlement costs, incurred in connection with any potential or actual security holder litigation arising or resulting from this Agreement, the Merger or the Contemplated Transactions and that may be brought in connection with or on behalf of any Company security holder’s interest in any of the Company’s outstanding securities (including all amounts paid or payable up to the retention amount of any insurance policy that is or may cover such costs or expenses and amounts not covered by any such insurance policy); (c) 50% of (i) the fees paid to the SEC in connection with filing the Registration Statement, the Proxy Statement, and any amendments and supplements thereto with the SEC; and (ii) any fees and expenses incurred by Olde Monmouth Stock Transfer Co., Inc., Parent’s transfer agent, and the Proxy Solicitor, in connection with the filing and distribution of the Registration Statement and any amendments and supplements thereto with the SEC (without duplication of the fees and expenses addressed in clause (c)(i) above); and (iii) the fees and expenses paid or payable to the Exchange Agent pursuant to the engagement agreement with the Exchange Agent; and (d) 100% of the Nasdaq Fees.
“Company Triggering Event” shall be deemed to have occurred if: (a) the Company shall have made a Company Board Adverse Recommendation Change; (b) the Company Board or any committee thereof shall have publicly approved, endorsed or recommended any Acquisition Proposal; (c) the Company shall have entered into any letter of intent or similar document relating to any Acquisition Proposal; or (d) the Company, or any director or officer of the Company, shall have willfully and intentionally breached the provisions set forth in Section 4.5.
“Company Unaudited Interim Balance Sheet” means the unaudited consolidated balance sheet of the Company and its consolidated Subsidiaries for the period ended March 31, 2020 (the “Company Unaudited Interim Balance Sheet Date”) provided to Parent prior to the date hereof.
“Confidentiality Agreement” means that certain Confidentiality Agreement, dated as of September 30, 2019, between the Company and Parent.
“Consent” means any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).
“Contemplated Transactions” means the Merger, the Nasdaq Reverse Split, and the other transactions and actions contemplated by this Agreement, including the CVR Agreement.
“Contract” means, with respect to any Person, any written or oral agreement, contract, subcontract, lease (whether for real or personal property), mortgage, license, sublicense or other legally binding commitment or undertaking of any nature to which such Person is a party or by which such Person or any of its assets are bound or affected under applicable Law.
“DGCL” means the General Corporation Law of the State of Delaware.
“Effect” means any effect, change, event, circumstance, or development.
“Encumbrance” means any lien, pledge, hypothecation, charge, mortgage, security interest, lease, license, option, easement, reservation, servitude, adverse title, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction or encumbrance of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).
“Enforceability Exceptions” means the (a) Laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.
“Entity” means any corporation (including any non-profit corporation), partnership (including any general partnership, limited partnership or limited liability partnership), joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity, and each of its successors.
“Environmental Law” means any federal, state, local or foreign Law relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface
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strata), including any Law or regulation relating to emissions, discharges, releases or threatened releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“Estimated Warrant Amount” means the amount set forth in Section C of the Parent Disclosure Schedule (the “Estimated Warrant Schedule”); provided, however, that Parent will update the Estimated Warrant Schedule on the Determination Date to reflect (a) any such Parent Warrants that have been or will be exercised, exchanged, cancelled and/or terminated (the “Omitted Warrants”) between the date hereof and the Closing Date, in which case the Estimated Warrant Amount shall be reduced by an amount equivalent to the sum of the aggregate amount obtained by multiplying each Omitted Warrant by the amount set forth in the Value Amount row of the Estimated Warrant Schedule that is applicable to the Omitted Warrant, and (b) the closing trading price of a share of Parent Common Stock on Nasdaq on the Determination Date. In each case Parent shall update the Estimated Warrant Schedule using the same methodology used to calculate the original Estimated Warrant Amount, except to reflect any changes resulting from the change of the closing trading price of a share of Parent Common Stock on Nasdaq on the Determination Date (and to reflect any changes resulting from Omitted Warrants referenced in (a) above). For the avoidance of doubt, (a) any Parent Warrants that are exercised, exchanged, cancelled and/or terminated prior to the Closing shall be removed from the Estimated Warrant Schedule even if such Parent Warrants are exercised, exchanged, cancelled and/or terminated after the Determination Date and (b) in no event shall any Replacement Warrants (other than Cash Liability Replacement Warrants) be included in the Estimated Warrant Amount.
“Exchange Act” means the Securities Exchange Act of 1934, as amended.
“Exchange Ratio” means, subject to Section 1.5(i), the following ratio (rounded to four decimal places): the quotient obtained by dividing (a) the Company Merger Shares by (b) the Company Outstanding Shares, in which:
•	“Aggregate Valuation” means the sum of (i) the Company Valuation, plus (ii) the Parent Valuation.
•
“Company Allocation Percentage” means the quotient (expressed as a percentage with the percentage rounded to two decimal places) determined by dividing (i) the Company Valuation by (ii) the Aggregate Valuation.

•	“Company Merger Shares” means the product determined by multiplying (i) the Post-Closing Parent Shares by (ii) the Company Allocation Percentage.
•
“Company Outstanding Shares” means the total number of shares of Company Capital Stock outstanding immediately prior to the Effective Time expressed on a fully-diluted and as-converted to Company Common Stock basis and assuming, without limitation or duplication, (i) the exercise of all Company Options outstanding as of immediately prior to the Effective Time, (ii) the conversion of all Company Convertible Notes and other outstanding indebtedness, (iii) the closing of the Pre-Closing Financing (excluding any shares of Company Common Stock issued into escrow pursuant to the terms of the Pre-Closing Financing), and (iv) the issuance of shares of Company Common Stock in respect of all other outstanding options, restricted stock awards, warrants or rights to receive such shares, whether conditional or unconditional, and including any outstanding options, restricted stock awards, warrants or rights triggered by or associated with the consummation of the Merger (but excluding any other shares of Company Common Stock reserved for issuance under the Company Plan).

•	“Company Valuation” means $120,000,000.
•
“Parent Allocation Percentage” means the quotient (expressed as a percentage, with the percentage rounded to two decimal places) determined by dividing (i) the Parent Valuation by (ii) the Aggregate Valuation.

•
“Parent Outstanding Shares” means the total number of shares of Parent Common Stock outstanding immediately prior to the Effective Time expressed on a fully-diluted and as converted to Parent Common Stock basis, with any in-the-money Replacement Warrants calculated based on the treasury stock method using the Market Price, and (i) assuming, without limitation or duplication, the exercise of all Replacement Warrants (other than Cash Liability Replacement Warrants) (subject to sub-clause

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(ii)(e) below) and the settlement in shares of each in-the-money Parent Option outstanding as of the Effective Time pursuant to Section 5.4(d) solely to the extent such Parent Option will not be canceled at or prior to the Effective Time pursuant to Section 5.4(d) or exercised prior thereto, and (ii) without regard to and excluding (a) any Parent Options canceled at or prior to the Effective Time pursuant to Section 5.4(d), (b) any out-of-the-money Parent Options granted under the 2003 Plan, (c) any Omitted Warrants, (d) any out-of-the-money Parent Warrants, (e) one-half of each share of Parent Common Stock underlying any out-of-the-money Replacement Warrants, and (f) any shares of Parent Common Stock reserved for future issuance pursuant to the Parent Stock Plans. A Parent Option, Parent Warrant and Replacement Warrant is out-of-the-money if its exercise price is equivalent to or greater than $2.5025 (the “Market Price”), and is in-the-money if its exercise price is less than such amount.
•
“Parent Valuation” means $20,000,000 (the “Parent Base Valuation”); provided, however, to the extent that (i) the Parent Cash Amount determined pursuant to Section 1.12 is less than $3,200,000, then the Parent Base Valuation shall be reduced by $150,000 for each $100,000 that the Parent Cash Amount as so determined in less than $3,200,000, subject to a minimum Parent Valuation of $12,000,000 (for example, the Parent Valuation would be $19,700,000 if the Parent Cash Amount determined pursuant to Section 1.12 is $3,000,000); and (ii) the Parent Cash Amount determined pursuant to Section 1.12 is greater than $6,000,000, then the Parent Base Valuation shall be increased by $150,000 for each $100,000 that the Parent Cash Amount as so determined is greater than $6,000,000 (for example, the Parent Valuation would be $20,300,000 if the Parent Cash Amount determined pursuant to Section 1.12 is $6,200,000).

•	“Post-Closing Parent Shares” means the quotient determined by dividing (i) the Parent Outstanding Shares by (ii) the Parent Allocation Percentage.
“GAAP” means generally accepted accounting principles and practices in effect from time to time within the United States applied consistently throughout the period involved.
“Governmental Authorization” means any: (a) permit, license, certificate, certification, franchise, permission, approval, consent, exemption, variance, exception, order, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Law; or (b) right under any Contract with any Governmental Body.
“Governmental Body” means any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, bureau, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal, and for the avoidance of doubt, any taxing authority); or (d) self-regulatory organization (including Nasdaq).
“Hazardous Materials” means any pollutant, chemical, substance and any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, or chemical compound, or hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Law, including without limitation, crude oil or any fraction thereof, and petroleum products or by-products.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.
“Intellectual Property Rights” means and includes all intellectual property or other proprietary rights under the laws of any jurisdiction in the world, including, without limitation: (a) rights associated with works of authorship, including exclusive exploitation rights, copyrights, moral rights, software, databases, and mask works; (b) trademarks, service marks, trade dress, logos, trade names and other source identifiers, domain names and URLs and similar rights and any and all goodwill associated therewith; (c) rights associated with trade secrets, know how, inventions, invention disclosures, methods, processes, protocols, specifications, techniques and other forms of technology; (d) patents and industrial property rights; and (e) other similar proprietary rights in intellectual property of every kind and nature; (f) rights of privacy and publicity; and (g) all registrations, renewals, extensions, statutory invention registrations, provisionals, continuations, continuations-in-part, provisionals, divisions, or reissues of, and applications for, any of the rights referred to in clauses “(a)” through “(f)” above (whether or not in tangible form and including all tangible embodiments of any of the foregoing,
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such as samples, studies and summaries), along with all rights to prosecute and perfect the same through administrative prosecution, registration, recordation or other administrative proceeding, and all causes of action and rights to sue or seek other remedies arising from or relating to the foregoing, including for past, present or future infringement of any of the foregoing.
“IRS” means the United States Internal Revenue Service.
“Knowledge” means, with respect to an individual, that such individual is actually aware of the relevant fact or such individual would reasonably be expected to know such fact in the ordinary course of the performance of such individual’s employment responsibilities. Any Person that is an Entity shall have Knowledge if any officer or director of such Person as of the date such knowledge is imputed has Knowledge of such fact or other matter.
“Law” means any federal, state, national, foreign, material local or municipal or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (including under the authority of Nasdaq or the Financial Industry Regulatory Authority).
“Legal Proceeding” means any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.
“Merger Sub Board” means the board of directors of Merger Sub.
“Nasdaq” means the Nasdaq Stock Market, LLC, including the Nasdaq Capital Market or such other Nasdaq market on which shares of Parent Common Stock are then listed.
“Nasdaq Reverse Split” means a reverse stock split of all outstanding shares of Parent Common Stock at a reverse stock split ratio as mutually agreed to by Parent and the Company that is effected by Parent for the purpose of maintaining compliance with Nasdaq listing standards.
“Ordinary Course of Business” means, in the case of each of the Company and Parent, such actions taken in the ordinary course of its normal operations and consistent with its past practices.
“Organizational Documents” means, with respect to any Person (other than an individual), (a) the certificate or articles of association or incorporation or organization or limited partnership or limited liability company, and any joint venture, limited liability company, operating or partnership agreement and other similar documents adopted or filed in connection with the creation, formation or organization of such Person and (b) all bylaws, regulations and similar documents or agreements relating to the organization or governance of such Person, in each case, as amended or supplemented.
“Parent Associate” means any current or former employee, independent contractor, officer or director of Parent.
“Parent Balance Sheet” means the unaudited balance sheet of Parent as of March 31, 2020 (the “Parent Balance Sheet Date”), included in Parent’s Report on Form 10-Q for the quarterly period ended March 31, 2020, as filed with the SEC.
“Parent Board” means the board of directors of Parent.
“Parent Cash Amount” (a) the sum of all Cash and Cash Equivalents, short-term investments, accrued investment interest receivable, and any prepaid refundable deposits listed in Section 1.12(a) of the Parent Disclosure Schedule, in each case, of Parent as of the Determination Date, calculated in accordance with Section 1.12), minus (b) Parent’s accounts payable and accrued expenses (without duplication of any expenses accounted for below), in each case as of such date and determined in a manner consistent with the manner in which such items were historically determined and in accordance with Parent’s audited financial statements and unaudited interim balance sheet, minus (c) all liabilities of Parent to any current or former Parent officer, director, employee, consultant or independent contractor, including change of control payments, retention payments, severance and other employee-, consultant- or independent contractor-related termination costs, or other payments pursuant to any Parent Benefit Plan, including but not limited to payments of deferred
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compensation, accrued but unpaid bonuses and accrued but unpaid vacation or paid time off (including related employer employment taxes on all the foregoing), regardless of whether or not such amounts are accrued or due as of the Determination Date and regardless of when paid or payable and regardless of whether such amounts will be paid or are payable as a result of actions taken at, or immediately prior to or after the Effective Time, minus (d) any bona fide current liabilities payable in cash, in each case to the extent not canceled at or prior to the Determination Date (without duplication of any of the items above), minus (e) the Parent Transaction Expenses, and minus (f) the Estimated Warrant Amount (as may be adjusted prior to the Closing in accordance with this Agreement); provided, however, that for each share of Parent Common Stock that is subject to a Parent Warrant as of the date of this Agreement that is exchanged by Parent following the date of this Agreement for newly issued shares of Parent Common Stock and permanently ceases prior to, at or following the Determination Date to be subject to a Parent Warrant or any other option, warrant, convertible security or derivative security of Parent, Parent shall receive credit of $1.00 towards the Parent Cash Amount for each such share of Parent Common Stock that permanently ceases prior to, at or following the Determination Date to be subject to a Parent Warrant or any other option, warrant, convertible security or derivative security of Parent.
“Parent Change in Circumstance” means (a) a change in circumstances neither known nor reasonably foreseeable by the Parent Board as of, or prior to, the date of this Agreement nor known nor reasonably foreseeable by any of the officers of Parent as of or prior to the date of this Agreement and (b) does not relate to (i) any Acquisition Proposal, (ii) any events, changes or circumstances relating to the Company, (iii) clearance of the Merger under any applicable antitrust Laws or (iv) the mere fact that Parent meets or exceeds any internal or analysts’ published projections, forecasts, estimates or predictions of revenue, earnings or other financial or operating metrics for any period ending on or after the date hereof.
“Parent Closing Price” means the volume weighted average closing trading price of a share of Parent Common Stock on Nasdaq for the five (5) consecutive trading days ending five (5) trading days immediately prior to the date upon which the Merger becomes effective.
“Parent Common Stock” means the common stock, $0.0001 par value per share, of Parent.
“Parent Contract” means any Contract: (a) to which Parent or Merger Sub is a party; (b) by which Parent, Merger Sub or any Parent IP or any other asset of Parent or Merger Sub is or may become bound or under which Parent or Merger Sub has, or may become subject to, any obligation; or (c) under which Parent or Merger Sub has or may acquire any right or interest.
“Parent ERISA Affiliate” means any corporation or trade or business (whether or not incorporated) which is (or at any relevant time was) treated with Parent or any of its Subsidiaries as a single employer within the meaning of Section 414 of the Code.
“Parent Fundamental Representations” means the representations and warranties of Parent and Merger Sub set forth in Sections 3.1(a) and (b) (Due Organization; No Subsidiaries), 3.3 (Authority; Binding Nature of Agreement), 3.6(a) and (c) (Capitalization) and 3.20 (No Financial Advisors).
“Parent IP” means all Intellectual Property Rights that are owned or purported to be owned by, assigned to, or exclusively licensed by, Parent or its Subsidiaries.
“Parent Material Adverse Effect” means any Effect that, considered together with all other Effects that have occurred prior to the date of determination of the occurrence of a Parent Material Adverse Effect, has or would reasonably be expected to have a material adverse effect on the business, financial condition, assets, liabilities or results of operations of Parent or ability to consummate the Contemplated Transactions; provided, however, that Effects arising or resulting from the following shall not be taken into account in determining whether there has been a Parent Material Adverse Effect: (a) general business, economic or political conditions affecting the industry in which Parent operates, (b) any natural disaster or any acts of war, armed hostilities or terrorism, (c) changes in financial, banking or securities markets, (d) the taking of any action required to be taken by this Agreement, (e) any change in the stock price or trading volume of Parent Common Stock (it being understood, however, that any Effect causing or contributing to any change in stock price or trading volume of Parent Common Stock may be taken into account in determining whether a Parent Material Adverse Effect has occurred, unless such Effects are otherwise excepted from this definition), (f) any change in, or any compliance with or action taken for the purpose of complying with, any Law or GAAP (or interpretations of any Law or GAAP); (g) continued losses from operations or decreases in cash balances of Parent; or (h) resulting from the
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taking of any action or the failure to take any action, by Parent that is required to be taken by this Agreement, except in each case with respect to clauses (a) through (c), to the extent disproportionately affecting Parent relative to other similarly situated companies in the industries in which Parent operates.
“Parent Options” means options or other rights to purchase shares of Parent Common Stock issued by Parent.
“Parent Stock Plans” means the 2003 Plan and the 2013 Plan, in each case, as amended from time to time.
“Parent Transaction Expenses” means the sum of: (a) the cash cost of any change of control payments or severance, termination or similar payments that are due or become due to any current or former employee, director or independent contractor of Parent upon the consummation of the Contemplated Transactions that are unpaid and not otherwise included in the Parent Cash Amount; (b) the costs or expenses, including attorney’s fees or settlement costs, incurred in connection with any potential or actual security holder litigation arising or resulting from this Agreement, the Merger or the Contemplated Transactions and that may be brought in connection with or on behalf of any Parent security holder’s interest in any of Parent’s outstanding securities (including all amounts paid or payable up to the retention amount of any insurance policy that is or may cover such costs or expenses and amounts not covered by any such insurance policy; (c) any fees and expenses of legal counsel, accountants, financial advisors, investment bankers, brokers, consultants, and other advisors of Parent, including, without limitation, for preparation of the Registration Statement, Proxy Statement, and any amendments and supplements thereto, preparing responses to any SEC comments, and drafting any charter amendments (and in each case, the related disclosure required in the Registration Statement and Proxy Statement); (d) 50% of (i) the fees paid to the SEC in connection with filing the Registration Statement, the Proxy Statement, and any amendments and supplements thereto with the SEC; (ii) the fees and expenses paid or payable to the Exchange Agent pursuant to the engagement agreement with the Exchange Agent; and (iii) any fees and expenses incurred by Olde Monmouth Stock Transfer Co., Inc., Parent’s transfer agent, and the Proxy Solicitor, in connection with the filing and distribution of the Registration Statement and any amendments and supplements thereto with the SEC (without duplication of the fees and expenses addressed in clause (d)(i) above); and (e) the D&O Tail Policy.
“Parent Triggering Event” shall be deemed to have occurred if: (a) Parent shall have failed to include in the Proxy Statement the Parent Board Recommendation or shall have made a Parent Board Adverse Recommendation Change; (b) the Parent Board or any committee thereof shall have publicly approved, endorsed or recommended any Acquisition Proposal; (c) Parent shall have entered into any letter of intent or similar document relating to any Acquisition Proposal (other than a confidentiality agreement permitted pursuant to Section 4.4); or (d) Parent, or any director or officer of Parent, shall have willfully and intentionally breached the provisions set forth in Section 4.4.
“Parent Warrants” means the warrants to purchase capital stock of Parent listed in Section B of the Parent Disclosure Schedule.
“Party” or “Parties” means the Company, Merger Sub and Parent.
“Permitted Alternative Agreement” means a definitive agreement that contemplates or otherwise relates to an Acquisition Transaction that constitutes a Superior Offer.
“Permitted Encumbrance” means: (a) any liens for current Taxes not yet due and payable or for Taxes that are being contested in good faith and, in each case, for which adequate reserves have been made on the Company Unaudited Interim Balance Sheet or the Parent Balance Sheet, as applicable; (b) minor liens that have arisen in the Ordinary Course of Business and that do not (in any case or in the aggregate) materially detract from the value of the assets or properties subject thereto or materially impair the operations of the Company or any of its Subsidiaries or Parent, as applicable; (c) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements; (d) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by Law; (e) non-exclusive licenses of Intellectual Property Rights granted by the Company or any of its Subsidiaries or Parent, as applicable, in the Ordinary Course of Business and that do not (in any case or in the aggregate) materially detract from the value of the Intellectual Property Rights subject thereto; and (f) statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies.
“Person” means any individual, Entity or Governmental Body.
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“Pre-Closing Financing” means the sale of Company securities (equity or debt) to be consummated prior to the Closing with aggregate gross cash proceeds to the Company of at least $20,000,000 (excluding the amount of the Company Convertible Notes) pursuant to the terms and conditions set forth in the Subscription Agreements or other financing documents.
“Proxy Solicitor” means the proxy solicitor engaged by Parent to assist in the solicitation of proxies from Parent’s stockholders in connection with the Parent Stockholders’ Meeting.
“Proxy Statement” means the proxy statement to be sent to Parent’s stockholders in connection with the Parent Stockholders’ Meeting.
“Reference Date” means June 17, 2020.
“Registration Statement” means the registration statement on Form S-4 (or any other applicable form under the Securities Act to register Parent Common Stock) to be filed with the SEC by Parent registering the public offering and sale of Parent Common Stock to holders of Company Common Stock in the Merger, as said registration statement may be amended prior to the time it is declared effective by the SEC.
“Replacement Warrants” means any warrants to purchase capital stock of Parent in exchange for the exercise, exchange, cancellation, modification or termination of the Parent Warrants between the date hereof and the Closing.
“Representatives” means directors, officers, employees, agents, attorneys, accountants, investment bankers, advisors and representatives.
“Restricted Cash” means any cash or cash equivalents that are unavailable for dividend or distribution as a result of the requirements of applicable Law or the dividend or distribution of which is subject to Tax, including any withholding or other similar Tax, or the dividend or distribution of which would produce other adverse Tax consequences for Parent or its Affiliates.
“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.
“SEC” means the United States Securities and Exchange Commission.
“Securities Act” means the Securities Act of 1933, as amended.
“Subscription Agreement” means any stock purchase agreement, as well as related investment agreements entered into by and among the Company and the Person(s) named therein (in each case, substantially in the forms entered into by the Company in connection with the Pre-Closing Financing prior to the date of this Agreement), pursuant to which such Person(s) have agreed to purchase the number of shares of Company Common Stock in such amounts and on such terms set forth therein in connection with the Pre-Closing Financing.
“Subsequent Transaction” means any Acquisition Transaction (with all references to 20% in the definition of Acquisition Transaction being treated as references to 85% for these purposes).
“Subsidiary” means, with respect to a Person, another entity of which such Person directly or indirectly owns or purports to own, beneficially or of record, (a) an amount of voting securities or other interests that is sufficient to enable such Person to elect at least a majority of the members of such entity’s board of directors or other governing body, or (b) at least 50% of the outstanding equity, voting, beneficial or financial interests in such Entity.
“Superior Offer” means an unsolicited bona fide written Acquisition Proposal (with all references to 20% in the definition of Acquisition Transaction being treated as references to greater than 50% for these purposes) that: (a) was not obtained or made as a direct or indirect result of a breach of (or in violation of) this Agreement; and (b) is on terms and conditions that the Parent Board or the Company Board, as applicable, determines in good faith, based on such matters that it deems relevant (including the likelihood of consummation thereof), as well as any written offer by the other Party to amend the terms of this Agreement, and following consultation with its outside legal counsel and outside financial advisors, if any, are more favorable, from a financial point of view, to Parent’s stockholders or the Company’s stockholders, as applicable, than the terms of the Contemplated Transactions.
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“Takeover Statute” means any “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover Law.
“Tax” means any federal, state, local, foreign or other tax, including any income, capital gain, gross receipts, capital stock, profits, transfer, estimated, registration, stamp, premium, escheat, unclaimed property, customs duty, ad valorem, occupancy, occupation, alternative, add-on, windfall profits, value added, severance, property, business, production, sales, use, license, excise, franchise, employment, payroll, social security, disability, unemployment, workers’ compensation, national health insurance, withholding or other taxes, duties, fees, assessments or governmental charges, surtaxes or deficiencies thereof of any kind whatsoever, however denominated, and including any fine, penalty, addition to tax or interest imposed by a Governmental Body with respect thereto.
“Tax Return” means any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document, and any amendment or supplement to any of the foregoing, filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Law relating to any Tax.
“Treasury Regulations” means the United States Treasury regulations promulgated under the Code.
“WARN Act” means the Worker Adjustment Retraining and Notification Act of 1988, as amended, or any similar state or local plant closing mass layoff statute, rule or regulation.
(b) Each of the following terms is defined in the Section set forth opposite such term:
Term	Section
2020 Plan	5.3(a)(iv)
Accounting Firm	1.12(e)
Agreement	Preamble
Allocation Certificate	5.15(a)
Anti-Bribery Laws	2.23
Anticipated Closing Date	1.12(a)
Book-Entry Shares	1.6
Business Associate Agreements	2.14(i)
Certificate of Merger	1.3
Certifications	3.7(a)
Closing	1.3
Closing Date	1.3
Company	Preamble
Company Benefit Plan	2.17(a)
Company Board Adverse Recommendation Change	5.2(d)
Company Board Recommendation	5.2(d)
Company Budget	4.2(b)(v)
Company Counsel	5.1(c)
Company Determination Notice	5.2(e)(i)
Company Disclosure Schedule	Section 2
Company Financial Statements	2.7(a)
Company In-bound License	2.12(d)
Company Interim Financial Statements	5.16
Company Lock-Up Agreement	Recitals
Company Material Contract	2.13(a)
Company Material Contracts	2.13(a)
Company Out-bound License	2.12(d)
Company Permits	2.14(c)
Company Real Estate Leases	2.11
Company Registered IP	2.12(a)
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Term	Section
Company Regulatory Permits	2.14(e)
Company Signatories	Recitals
Company Stock Certificate	1.6
Company Stockholder Matters	5.2(a)
Company Stockholder Support Agreement	Recitals
Company Stockholder Written Consent	2.4
Company Termination Fee	9.3(b)
Convertible Note Conversion	5.21
CVR	1.7(a)
CVR Agreement	1.7(a)
D&O Indemnified Parties	5.5(a)
D&O Tail Policy	5.5(d)
Determination Date	1.12(a)
Dispute Notice	1.12(b)
Dissenting Shares	1.9(a)
Drug Regulatory Agency	2.14(a)
Effective Time	1.3
End Date	9.1(b)
Exchange Agent	1.8(a)
Exchange Fund	1.8(a)
FDA	2.14(a)
FDCA	2.14(a)
FLSA	2.17(o)
GCP	2.14(f)
GLP	2.14(f)
HIPAA	2.14(i)
Information Statement	5.2(a)
Intended Tax Treatment	5.9(a)
Investor Agreements	2.22(b)
Liability	2.9
Merger	Recitals
Merger Consideration	1.5(a)(ii)
Merger Sub	Preamble
Nasdaq Fees	5.8
Nasdaq Listing Application	5.8
Parent	Preamble
Parent Benefit Plan	3.17(a)
Parent Board Adverse Recommendation Change	5.3(c)
Parent Board Recommendation	5.3(c)
Parent Budget	4.1(b)(v)
Parent Cash Calculation	1.12(a)
Parent Cash Schedule	1.12(a)
Parent Counsel	5.1(c)
Parent Designee	5.11(a)
Parent Determination Notice	5.3(d)(i)
Parent Disclosure Schedule	Section 3
Parent In-bound License	3.12(d)
Parent Lock-Up Agreement	Recitals
Parent Material Contract	3.13(a)
Parent Material Contracts	3.13(a)
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Term	Section
Parent Out-bound License	3.12(d)
Parent Outstanding Shares Certificate	5.15(b)
Parent Permits	3.14(c)
Parent Real Estate Leases	3.11
Parent Registered IP	3.12(a)
Parent Regulatory Permits	3.14(e)
Parent SEC Documents	3.7(a)
Parent Signatories	Recitals
Parent Stockholder Matters	5.3(a)(vi)
Parent Stockholders’ Meeting	5.3(a)(vi)
Parent Termination Fee	9.3(c)
Parent Voting Debt	3.6(d)
PHSA	2.14(a)
Pre-Closing Period	4.1(a)
Required Company Stockholder Vote	2.4
Required Parent Stockholder Vote	3.4
Response Date	1.12(b)
Sensitive Data	2.12(g)
Stockholder Notice	5.2(c)
Surviving Corporation	1.1
Terminated Parent Associate	5.20(a)
Third-Party Expenses	9.3(d)
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EXHIBIT B
Form of Company Stockholder Support Agreement
A-B-1

VOTING AGREEMENT
This VOTING AGREEMENT (this “Agreement”) is entered into as of June [•], 2020, among Ocuphire Pharma, Inc., a Delaware corporation (the “Company”), Rexahn Pharmaceuticals, Inc., a Delaware corporation (“Parent”), and the undersigned stockholder (the “Stockholder”) of the Company.
WHEREAS, as of the date hereof, the Stockholder is the sole record and beneficial owner of and has the sole power to vote (or to direct the voting of) the number of shares of common stock, par value $0.0001 per share (the “Common Stock”) of the Company, set forth opposite the Stockholder’s name on Schedule I hereto (such Common Stock, together with any other shares of the Company (“Shares”) the voting power of which is acquired by such Stockholder during the Voting Period (as defined below), are collectively referred to herein as the “Subject Shares”);
WHEREAS, the Company, Parent, and Razor Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), are concurrently entering into an Agreement and Plan of Merger and Reorganization, dated on or about the date hereof (as amended from time to time, the “Merger Agreement”), pursuant to which Merger Sub shall be merged with and into the Company, with the Company continuing as the surviving corporation and as a wholly owned subsidiary of Parent (the “Merger”);
WHEREAS, the adoption of the Merger Agreement and the transactions contemplated thereby requires the written consent or affirmative vote of the holders of a majority of the shares of the Common Stock outstanding; and
WHEREAS, as an inducement to the Company’s and Parent’s willingness to enter into the Merger Agreement and consummate the transactions contemplated thereby, transactions from which the Stockholder believes it will derive substantial benefits through its ownership interest in the Company, the Stockholder is entering into this Agreement.
NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, the parties agree as follows:
ARTICLE I
DEFINITIONS
SECTION 1.1 Capitalized Terms. For purposes of this Agreement, capitalized terms used and not defined herein shall have the respective meanings ascribed to them in the Merger Agreement.
ARTICLE II
VOTING AGREEMENT AND IRREVOCABLE PROXY
SECTION 2.1 Agreement to Vote.
(a) The Stockholder hereby agrees that, within five (5) Business Days after the Registration Statement becomes effective, the Stockholder shall execute and deliver, or cause to be executed and delivered, to the Company, a written consent (a “Written Consent”) approving the Stockholder Approval Matters (as defined below). The Written Consent shall be coupled with an interest and shall be irrevocable. As used herein, the term “Expiration Time” shall mean the earliest to occur of (i) the Effective Time and (ii) the date and time of the valid termination of the Merger Agreement in accordance with its terms, and the term “Voting Period” shall mean such period of time between the date hereof and the Expiration Time.
(b) The Stockholder hereby agrees that, during the Voting Period, and at any duly called meeting of the stockholders of the Company (or any adjournment or postponement thereof), or in any other circumstances (including action by written consent of stockholders in lieu of a meeting) upon which a vote, adoption or other approval or consent with respect to the adoption of the Merger Agreement or the approval of the Merger and any of the transactions contemplated thereby is sought, the Stockholder shall, if a meeting is held, appear at the meeting, in person or by proxy, and shall provide a written consent or vote (or cause to be voted), in person or by proxy, all of the Subject Shares, in each case (i) in favor of (A) any proposal to adopt and approve or reapprove the Merger Agreement and the transactions contemplated thereby, including without limitation (1) adoption and approval of the Merger Agreement and the Contemplated Transactions, (2) adoption and approval of an amendment of the Company’s certificate of incorporation to increase the authorized shares of the Company’s Common Stock in the form of Exhibit A hereto, (3) acknowledgment that the approval given thereby is irrevocable and that the Stockholder is aware of the
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Stockholder’s rights to demand appraisal for its shares pursuant to Section 262 of the DGCL, a true and correct copy of which will be attached thereto, and that the Stockholder has received and read a copy of Section 262 of the DGCL, (4) acknowledgment that by the Stockholder’s approval of the Merger the Stockholder is not entitled to appraisal rights with respect to the Subject Shares in connection with the Merger and thereby waives any rights to receive payment of the fair value of the Stockholder’s capital stock under the DGCL, and (B) waiving any notice that may have been or may be required relating to the Merger or any of the other transactions contemplated by the Merger Agreement (the “Stockholder Approval Matters”), and (ii) against (A) any Acquisition Proposal and any action in furtherance of any such Acquisition Proposal and (B) any action, proposal, transaction or agreement that, to the knowledge of the Stockholder, would reasonably be expected to (x) result in a material breach of any covenant, representation or warranty or any other obligation or agreement of the Stockholder under this Agreement or the Company under the Merger Agreement or (y) prevent or materially delay or adversely affect the consummation of the Contemplated Transactions, including the Merger, or change in any manner the voting rights of any class of Shares.
SECTION 2.2 Grant of Irrevocable Proxy. The Stockholder hereby appoints the Company and any designee of the Company, and each of them individually, as the Stockholder’s proxy, with full power of substitution and resubstitution, to vote, including by executing written consents, during the Voting Period with respect to any and all of the Subject Shares on the matters and in the manner specified in Section 2.1; provided, however, that the Stockholder’s grant of the proxy contemplated by this Section 2.2 shall be effective with respect to Section 2.1 if, and only if, the Stockholder does not deliver the Written Consent in accordance with Section 2.1(a) after being given a reasonable opportunity to do so, or attempts to vote or consent in a manner inconsistent with the provisions of Section 2.1(b). The Stockholder shall take all further action or execute such other instruments as may be necessary to effectuate the intent of any such proxy. The Stockholder affirms that the irrevocable proxy given by it hereby with respect to the Merger Agreement and the transactions contemplated thereby is given to the Company by the Stockholder to secure the performance of the obligations of the Stockholder under this Agreement. It is agreed that the Company (and its officers on behalf of the Company) will use the irrevocable proxy that is granted by the Stockholder hereby only in accordance with applicable Laws and that, to the extent the Company (and its officers on behalf of the Company) uses such irrevocable proxy, it will only vote (or sign written consents in respect of) the Subject Shares subject to such irrevocable proxy with respect to the matters specified in, and in accordance with the provisions of, Section 2.1.
SECTION 2.3 Nature of Irrevocable Proxy. The proxy granted pursuant to Section 2.2 to the Company by the Stockholder shall be irrevocable during the term of this Agreement, shall be deemed to be coupled with an interest sufficient in law to support an irrevocable proxy and shall revoke any and all prior proxies or powers of attorney granted by the Stockholder and no subsequent proxy or power of attorney shall be given or written consent executed (and if given or executed, shall not be effective) by the Stockholder with respect thereto. The proxy that may be granted hereunder shall terminate upon the termination of this Agreement, but shall survive the death or incapacity of the Stockholder and any obligation of the Stockholder under this Agreement shall be binding upon the heirs, personal representatives and successors of the Stockholder.
ARTICLE III
COVENANTS
SECTION 3.1 Subject Shares.
(a) The Stockholder agrees that (i) from the date hereof until the Effective Time, it shall not, and shall not commit or agree to, without the prior written consent of Parent and the Company, directly or indirectly, whether by merger, consolidation or otherwise, offer for sale, sell (including short sales), transfer, tender, pledge, encumber, assign or otherwise dispose of (including by gift or by operation of law) (collectively, a “Transfer”), or enter into any contract, option, derivative, hedging or other agreement or arrangement or understanding (including any profit-sharing arrangement) with respect to, or consent to or permit, a Transfer of, any or all of the Subject Shares or any interest therein; and (ii) during the Voting Period, it shall not, and shall not commit or agree to, without the prior written consent of Parent and the Company, (A) grant any proxies or powers of attorney with respect to any or all of the Subject Shares or agree to vote (or sign written consents in respect of) the Subject Shares on any matter or divest itself of any voting rights in the Subject Shares, or (B) take any action that would have the effect of preventing or disabling the Stockholder from performing its obligations under this Agreement. Notwithstanding the
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foregoing, the Stockholder may, at any time, Transfer its Subject Shares (1) by will or other testamentary document or by intestacy, (2) to any investment fund or other entity controlled or managed by the Stockholder, (3) to any member of the Stockholder’s immediate family or (4) to any trust for the direct or indirect benefit of the Stockholder or the immediate family of the Stockholder or otherwise for estate planning purposes; provided, that the applicable transferee shall have executed and delivered a voting agreement substantially identical to the Agreement. The Stockholder agrees that any Transfer of Subject Shares not permitted hereby shall be null and void and that any such prohibited Transfer shall be enjoined. If any voluntary or involuntary transfer of any Subject Shares covered hereby shall occur (including, but not limited to, a sale by the Stockholder’s trustee in bankruptcy, or a sale to a purchaser at any creditor’s or court sale), the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall take and hold such Subject Shares subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect.
(b) In the event of a stock dividend or distribution, or any change in the Subject Shares by reason of any stock dividend or distribution, split-up, recapitalization, combination, conversion, exchange of shares or the like, the term “Subject Shares” shall be deemed to refer to and include the Subject Shares as well as all such stock dividends and distributions and any securities into which or for which any or all of the Subject Shares may be changed or exchanged or which are received in such transaction. The Stockholder further agrees that, in the event Stockholder purchases or otherwise acquires beneficial or record ownership of or an interest in, or acquires the right to vote or share in the voting of, any additional Shares, in each case after the execution of this Agreement and prior to the Expiration Time, the Stockholder shall deliver promptly to the Company and Parent written notice of such event, which notice shall state the number of additional Shares so acquired. The Stockholder agrees that any such additional Shares shall constitute Subject Shares for all purposes of this Agreement and shall be subject to the terms of this Agreement, including all covenants, agreements, obligations, representations and warranties set forth herein as if those additional Shares were owned by the Stockholder on the date of this Agreement.
SECTION 3.2 Stockholder’s Capacity. All agreements and understandings made herein shall be made solely in the Stockholder’s capacity as a holder of the Subject Shares and not in any other capacity.
SECTION 3.3 Other Offers. Except to the extent the Company is permitted to take such action pursuant to the Merger Agreement, the Stockholder (in the Stockholder’s capacity as such) shall not, and shall instruct and cause its Representatives not to, take any of the following actions: (a) solicit, initiate, knowingly encourage or knowingly facilitate an Acquisition Proposal, (b) furnish any non-public information regarding the Company to any Person in connection with or in response to an Acquisition Proposal, (c) engage in, enter into, continue or otherwise participate in any discussions or negotiations with any Person with respect to, or otherwise knowingly cooperate in any way with any Person (or any representative thereof) with respect to, any Acquisition Proposal, (d) approve, endorse or recommend or propose to approve, endorse or recommend, any Acquisition Proposal or (e) enter into any letter of intent or similar document or any Contract contemplating, approving, endorsing or recommending or proposing to approve, endorse or recommend, any Acquisition Transaction or accepting any Acquisition Proposal; provided, however, that none of the foregoing restrictions shall apply to the Stockholder’s and its Representatives’ interactions with Parent, Merger Sub, the Company and their respective subsidiaries and representatives. Without limiting the foregoing, it is understood that any violation of the foregoing restrictions by any Representatives of the Stockholder shall be deemed to be a breach of this Section 3.3 by the Stockholder. The Stockholder shall, and shall use reasonable best efforts to cause its Representatives to, immediately cease any and all existing discussions or negotiations with any Persons conducted heretofore with respect to any Acquisition Proposal.
SECTION 3.4 Communications. During the Voting Period, the Stockholder shall not, and shall use its reasonable best efforts to cause its Representatives, if any, not to, directly or indirectly, make any press release, public announcement or other public communication that criticizes or disparages this Agreement or the Merger Agreement or any of the transactions contemplated hereby and thereby, without the prior written consent of Parent and the Company, provided that the foregoing shall not limit or affect any actions taken by the Stockholder (or any affiliated officer or director of Stockholder) that would be permitted to be taken by Stockholder pursuant to the Merger Agreement. The Stockholder hereby (a) consents to and authorizes the publication and disclosure by Parent, Merger Sub and the Company (including in any publicly filed documents relating to the Merger or any transaction contemplated by the Merger Agreement) of: (i) the Stockholder’s identity; (ii) the Stockholder’s beneficial ownership of the Subject Shares;
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(iii) this Agreement; and (iv) the nature of the Stockholder’s commitments, arrangements and understandings under this Agreement, and any other information that Parent, Merger Sub or the Company determines to be necessary in any SEC disclosure document in connection with the Merger or any transactions contemplated by the Merger Agreement and (b) agrees as promptly as practicable to notify Parent, Merger Sub and the Company of any required corrections with respect to any written information supplied by the Stockholder specifically for use in any such disclosure document.
SECTION 3.5 Voting Trusts. The Stockholder agrees that it will not, nor will it permit any entity under its control to, deposit any of its Subject Shares in a voting trust or subject any of its Subject Shares to any arrangement with respect to the voting of such Subject Shares other than as provided herein.
SECTION 3.6 Waiver of Appraisal Rights. The Stockholder hereby irrevocably and unconditionally waives, and agrees not to assert, exercise or perfect (or attempt to exercise, assert or perfect) any rights of appraisal or rights to dissent from the Merger or quasi-appraisal rights that it may at any time have under applicable Laws, including Section 262 of the DGCL. The Stockholder agrees not to commence, join in, facilitate, assist or encourage, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Parent, Merger Sub, the Company or any of their respective successors, directors or officers, (a) challenging the validity, binding nature or enforceability of, or seeking to enjoin the operation of, this Agreement or the Merger Agreement, or (b) alleging a breach of any fiduciary duty of any Person in connection with the evaluation, negotiation, entry into or consummation of the Merger Agreement.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF STOCKHOLDER
The Stockholder hereby represents and warrants to the Company as follows:
SECTION 4.1 Due Authorization, etc. The Stockholder is a natural person, corporation, limited partnership or limited liability company. If the Stockholder is a corporation, limited partnership or limited liability company, Stockholder is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated, organized or constituted. The Stockholder has all necessary power and authority to execute and deliver this Agreement, perform the Stockholder’s obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement, the performance of the Stockholder’s obligations hereunder and the consummation of the transactions contemplated hereby by the Stockholder have been duly authorized by all necessary action on the part of the Stockholder and no other proceedings on the part of the Stockholder are necessary to authorize this Agreement, or to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Stockholder and (assuming the due authorization, execution and delivery by Parent and the Company) constitutes a valid and binding obligation of the Stockholder, enforceable against the Stockholder in accordance with its terms, except to the extent enforcement is limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and by general equitable principles.
SECTION 4.2 Ownership of Shares. Schedule I hereto sets forth opposite the Stockholder’s name the Shares over which the Stockholder has sole record and beneficial ownership as of the date hereof. As of the date hereof, the Stockholder is the lawful owner of the Shares denoted as being owned by the Stockholder on Schedule I hereto, has the sole power to vote or cause to be voted such Shares and has the sole power to dispose of or cause to be disposed such Shares (other than, if Stockholder is a partnership or a limited liability company, the rights and interest of Persons that own partnership interests or units in Stockholder under the partnership agreement or operating agreement governing Stockholder and applicable partnership or limited liability company law, or if Stockholder is a married individual and resides in a state with community property laws, the community property interest of his or her spouse to the extent applicable under such community property laws, which spouse hereby consents to this Agreement by executing the spousal consent attached hereto). The Stockholder has, and will at all times up until the Expiration Time have, good and valid title to the Shares denoted as being owned by the Stockholder on Schedule I hereto, free and clear of any and all pledges, mortgages, liens, charges, proxies, voting agreements, encumbrances, adverse claims, options, security interests and demands of any nature or kind whatsoever, other than (a) those created by this Agreement, or (b) those
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existing under applicable securities laws. Without limiting the generality of the foregoing, no Person has any contractual or other right or obligation to purchase or otherwise acquire any of the Shares, and no Shares are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of the Shares except as provided hereunder.
SECTION 4.3 No Conflicts. (a) No filing with any Governmental Body, and no authorization, consent or approval of any other Person is necessary for the execution of this Agreement by the Stockholder and (b) none of the execution and delivery of this Agreement by the Stockholder, the performance of the Stockholder’s obligations hereunder, the consummation by the Stockholder of the transactions contemplated hereby or compliance by the Stockholder with any of the provisions hereof shall (i) conflict with or result in any breach of the organizational documents of the Stockholder, (ii) result in, or give rise to, a violation or breach of or a default under any of the terms of any material contract, understanding, agreement or other instrument or obligation to which the Stockholder is a party or by which the Stockholder or any of the Subject Shares or its assets may be bound or (iii) violate any applicable order, writ, injunction, decree, judgment, statute, rule or regulation, except for any of the foregoing as would not reasonably be expected to impair the Stockholder’s ability to perform its obligations under this Agreement.
SECTION 4.4 Finder’s Fees. No investment banker, broker, finder or other intermediary is entitled, whether directly or indirectly, to a fee, commission or other benefit from Parent, Merger Sub or the Company in respect of this Agreement based upon any Contract made by or on behalf of the Stockholder, solely in the Stockholder’s capacity as a stockholder of the Company.
SECTION 4.5 Reliance. The Stockholder has had the opportunity to review the Merger Agreement and this Agreement with counsel of the Stockholder’s own choosing. The Stockholder understands and acknowledges that the Company is entering into the Merger Agreement in reliance upon the Stockholder’s execution, delivery and performance of this Agreement.
SECTION 4.6 No Litigation. As of the date of this Agreement, there is no Legal Proceeding pending or, to the knowledge of the Stockholder, threatened against the Stockholder that would reasonably be expected to impair the ability of the Stockholder to perform its obligations hereunder or consummate the transactions contemplated hereby.
ARTICLE V
TERMINATION
SECTION 5.1 Termination. This Agreement shall automatically terminate, and none of Parent, the Company or the Stockholder shall have any rights or obligations hereunder and this Agreement shall become null and void and have no effect upon the earliest to occur of: (a) the Effective Time; and (b) the valid termination of the Merger Agreement in accordance with its terms. The parties acknowledge that upon termination of this Agreement as permitted under and in accordance with the terms of this Agreement, Stockholder shall have no right to recover any claim with respect to any losses suffered by Stockholder in connection with such termination. Notwithstanding anything to the contrary herein, (i) nothing set forth in this Section 5.1 shall relieve Stockholder from liability for any breach of this Agreement prior to termination hereof, and (ii) the provisions of this Article V and of Article VI shall survive the termination of this Agreement.
ARTICLE VI
MISCELLANEOUS
SECTION 6.1 Further Actions. Subject to the terms and conditions set forth in this Agreement, the Stockholder agrees to take any all actions and to do all things reasonably necessary to effectuate this Agreement. If the Stockholder is a married individual, his or her spouse shall deliver the spousal consent attached hereto unless such Stockholder can demonstrate to Parent’s and the Company’s reasonable satisfaction that his or her spouse does not have any community property interests in the Subject Shares.
SECTION 6.2 Fees and Expenses. Except as otherwise specifically provided herein, each party shall bear its own fees and expenses in connection with this Agreement and the transactions contemplated hereby.
SECTION 6.3 Amendments, Waivers, etc. This Agreement may not be amended except by an instrument in writing signed by all the parties hereto and specifically referencing this Agreement. The failure of any party to assert any rights or remedies shall not constitute a waiver of such rights or remedies.
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SECTION 6.4 Notices. Any notice, request, instruction or other document required to be given hereunder shall be sufficient if in writing, and sent by confirmed electronic mail transmission of a “portable document format” (“.pdf”) attachment (provided that any notice received by electronic mail transmission or otherwise at the addressee’s location on any business day after 5:00 p.m. (addressee’s local time) shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next business day), by reliable overnight delivery service (with proof of service), or hand delivery, addressed as follows:
If to the Company, to
Ocuphire Pharma, Inc.
37000 Grand River Ave, Suite 120
Farmington Hills, MI 48335
Attn: Mina Sooch
Email: msooch@ocuphire.com
with a copy to (which shall not constitute notice):
Honigman LLP
650 Trade Centre Way, Suite 2000
Kalamazoo, MI 49002
Attention: Phillip D. Torrence
Email: ptorrence@honigman.com
If to Parent, to
Rexahn Pharmaceuticals, Inc.
15245 Shady Grove Road, Suite 455
Rockville, MD 20850
Attn: Douglas J. Swirsky
Email: swirskyd@rexahn.com
with a copy to (which shall not constitute notice):
Hogan Lovells US LLP
100 International Drive, Suite 2000
Baltimore, MD 21202
Attention: Asher M. Rubin; William I. Intner
Email: asher.rubin@hoganlovells.com; william.intner@hoganlovells.com
If to the Stockholder, to the address or electronic mail address set forth on the signature pages hereto or to such other Person or address as any party shall specify by written notice so given.
SECTION 6.5 Interpretation; Construction. Headings of the Articles and Sections of this Agreement are for convenience of the parties only, and shall be given no substantive or interpretive effect whatsoever. Any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement. As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”
SECTION 6.6 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application of such provision to any Person or any circumstance, is invalid or unenforceable (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application of such provision, in any other jurisdiction.
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SECTION 6.7 Entire Agreement; Assignment. This Agreement constitutes the entire agreement, and supersedes all other prior agreements and understandings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof; provided, however, that, as between the Company and Parent, to the extent of any conflict between the Merger Agreement and this Agreement, the terms of the Merger Agreement shall control and supersede any such conflicting terms. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties, except that, without consent, each of Parent and the Company may assign all or any of its rights and obligations hereunder to any of its Affiliates that assume the rights and obligations of such party under the Merger Agreement. Subject to the preceding two sentences, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and permitted assigns. Notwithstanding anything to the contrary set forth herein, the Stockholder agrees that this Agreement and the obligations hereunder shall be binding upon any Person to which record or beneficial ownership of the Stockholder’s Subject Shares shall pass, whether by operation or law or otherwise, including the Stockholder’s heirs, guardians, administrators or successors and assigns, and the Stockholder agrees to take all actions necessary to effect the foregoing.
SECTION 6.8 Governing Law. THIS AGREEMENT AND ALL QUESTIONS RELATING TO THE INTERPRETATION OR ENFORCEMENT OF THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICTS OF LAW PRINCIPLES THEREOF TO THE EXTENT THAT SUCH PRINCIPLES WOULD DIRECT A MATTER TO ANOTHER JURISDICTION.
SECTION 6.9 Specific Performance. The Stockholder acknowledges that any breach of this Agreement would give rise to irreparable harm for which monetary damages would not be an adequate remedy and each of the Company and Parent shall be entitled to a decree of specific performance and to temporary, preliminary and permanent injunctive relief to prevent breaches or threatened breaches of any of the provisions of this Agreement, without the necessity of proving the inadequacy of monetary damages as a remedy, which shall be the sole and exclusive remedy for any such breach.
SECTION 6.10 Submission to Jurisdiction. The parties hereby irrevocably submit to the exclusive personal jurisdiction of the Court of Chancery of the State of Delaware, or, if the Chancery Court declines jurisdiction, the United States District Court for the District of Delaware or the courts of the State of Delaware solely in respect of the interpretation and enforcement of the provisions of this Agreement and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims relating to such action, suit or proceeding shall be heard and determined in such courts. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and, to the extent permitted by law, over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 6.4 or in such other manner as may be permitted by applicable Laws shall be valid and sufficient service thereof.
SECTION 6.11 Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (a) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (b) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (c) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (d) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 6.11.
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SECTION 6.12 Counterparts. This Agreement may be executed in two or more counterparts (including by facsimile transmission or other means of electronic transmission, such as by electronic mail in “pdf” form), each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by facsimile or otherwise) to the other parties.
(Signature Page Follows)
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IN WITNESS WHEREOF, the Company, Parent and the Stockholder have caused this Agreement to be duly executed as of the day and year first above written.
OCUPHIRE PHARMA, INC.

By:
Name:
Title:
REXAHN PHARMACEUTICALS, INC.

By:
	Name:	Douglas J. Swirsky
	Title:	President and Chief Executive Officer
STOCKHOLDER

By:
Name:
Title:

Address:

Electronic Mail Address:
[Signature Page to Voting Agreement]
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Exhibit A

Certificate of Amendment
[See attached.]
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Schedule I

Ownership of Shares
Name and Address of Stockholder	Number of Shares of Common Stock
[•]	[•]
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EXHIBIT C-1
Form of Company Lock-Up Agreement
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Rexahn Pharmaceuticals, Inc.
15245 Shady Grove Road, Suite 455
Rockville, MD 20850
Lock-Up Agreement
       , 2020
This Lock-Up Agreement (this “Agreement”) is executed in connection with the Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) by and among Rexahn Pharmaceuticals, Inc. (“Parent”), Razor Merger Sub, Inc. (“Merger Sub”), and Ocuphire Pharma, Inc. (the “Company”), dated as of June 17, 2020. Capitalized terms used herein but not defined shall have the meanings ascribed to such terms in the Merger Agreement.
In connection with, and as a material inducement to, each of the parties entering into the Merger Agreement and for other good and valuable consideration the receipt and sufficiency of which is hereby acknowledged, the undersigned, by executing this Agreement, irrevocably agrees that, without the prior written consent of Parent, during the period commencing at the Effective Time and continuing until the end of the Lock-Up Period (as hereinafter defined), the undersigned will not: (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, make any short sale or otherwise transfer or dispose of or lend, directly or indirectly, any shares of Parent Common Stock or any securities convertible into, exercisable or exchangeable for or that represent the right to receive Parent Common Stock (including without limitation, Parent Common Stock or such other securities which may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations of the SEC and securities of Parent which may be issued upon exercise of a stock option, restricted stock unit or warrant) whether now owned or hereafter acquired (collectively, the “Parent Securities”); (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Parent Securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Parent Common Stock or such other securities, in cash or otherwise; (3) make any demand for or exercise any right with respect to, the registration of any Parent Common Stock or any security convertible into or exercisable or exchangeable for Parent Common Stock; (4) except for any voting agreement entered into as of the date hereof by the undersigned with Parent and the Company, grant any proxies or powers of attorney with respect to any Parent Securities, deposit any Parent Securities into a voting trust or enter into a voting agreement or similar arrangement or commitment with respect to any Parent Securities; or (5) publicly disclose the intention to do any of the foregoing (each of the foregoing restrictions, the “Lock-Up Restrictions”).
Notwithstanding the terms of the foregoing paragraph, the Lock-Up Restrictions shall automatically terminate and cease to be effective on the date that is one-hundred and eighty (180) days after the Effective Time. The period during which the Lock-Up Restrictions apply to the Parent Securities shall be deemed the “Lock-Up Period” with respect thereto.
The undersigned agrees that the Lock-Up Restrictions preclude the undersigned from engaging in any hedging or other transaction with respect to any then-subject Parent Securities which is designed to or which reasonably could be expected to lead to or result in a sale or disposition of such Parent Securities even if such Parent Securities would be disposed of by someone other than the undersigned. Such prohibited hedging or other transactions would include without limitation any short sale or any purchase, sale or grant of any right (including without limitation any put or call option) with respect to such Parent Securities or with respect to any security that includes, relates to, or derives any significant part of its value from such Parent Securities.
Notwithstanding the foregoing, the undersigned may transfer any of the Parent Securities (i) if the undersigned is a natural person, (1) to any person related to the undersigned by blood or adoption who is an immediate family member (not more remote than first cousin), or a family member by marriage or domestic partnership (a “Family Member”), (2) as a bona fide gift or charitable contribution, (3) to any trust for the direct or indirect benefit of the undersigned or any Family Member of the undersigned, (4) to the undersigned’s estate, following the death of the undersigned, by will, intestacy or other operation of law, (5) by operation of law pursuant to a qualified domestic order or in connection with a divorce settlement, or (6) to any partnership, corporation, limited liability company, investment fund or other entity which is controlled by the undersigned and/or by any Family Member of the undersigned; (ii) if the undersigned is a corporation, partnership, limited liability company, trust or other business entity, (1) to another corporation, partnership, limited liability company,
A-C-1-2

trust or other business entity that is a direct or indirect affiliate (as defined in Rule 405 promulgated under the Securities Act of 1933, as amended) of the undersigned or (2) as distributions or dividends of shares of Parent Common Stock or any security convertible into or exercisable for Parent Common Stock to limited partners, limited liability company members or stockholders of the undersigned or holders of similar equity interests in the undersigned, (iii) if the undersigned is a trust, to the beneficiary of such trust, (iv) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under above clauses (i) through (iii), (v) to Parent in a transaction exempt from Section 16(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) upon a vesting event of the Parent Securities or upon the exercise of options or warrants to purchase Parent Common Stock on a “cashless” or “net exercise” basis or to cover tax withholding obligations of the undersigned in connection with such vesting or exercise (but for the avoidance of doubt, excluding all manners of exercise that would involve a sale in the open market of any securities relating to such options or warrants, whether to cover the applicable aggregate exercise price, withholding tax obligations or otherwise), (vi) to Parent in connection with the termination of employment or other termination of a service provider and pursuant to agreements in effect as of the Effective Time whereby Parent has the option to repurchase such shares or securities, (vii) acquired by the undersigned in open market transactions after the Effective Time, (viii) pursuant to a bona fide third party tender offer, merger, consolidation or other similar transaction made to all holders of Parent’s capital stock involving a change of control of Parent, provided that in the event that such tender offer, merger, consolidation or other such transaction is not completed, the Parent Securities shall remain subject to the restrictions contained in this Agreement, or (ix) pursuant to an order of a court or regulatory agency; provided, in the case of clauses (i)-(iv), that (A) such transfer shall not involve a disposition for value and (B) the transferee shall have executed and delivered a Lock-Up Agreement with terms and in a form substantially identical to this Agreement with respect to the shares of Parent Common Stock or other securities so transferred; and provided, further, in the case of clauses (i)-(vii), no filing or public announcement under the Exchange Act or otherwise shall be required or voluntarily made by any person in connection with such transfer.
In addition, the foregoing restrictions shall not apply to (i) the exercise of stock options granted pursuant to equity incentive plans existing immediately following the Effective Time, including the “net” exercise of such options in accordance with their terms and the surrender of Parent Common Stock in lieu of payment in cash of the exercise price and any tax withholding obligations due as a result of such exercise (but for the avoidance of doubt, excluding all manners of exercise that would involve a sale in the open market of any securities relating to such options, whether to cover the applicable aggregate exercise price, withholding tax obligations or otherwise); provided that it shall apply to any of the Parent Securities issued upon such exercise, (ii) the sale or transfer of Parent Common Stock in an amount approximately equivalent to satisfy any income tax liabilities associated with ownership of Parent Securities; or (iii) the establishment of any contract, instruction or plan (a “Plan”) that satisfies all of the requirements of Rule 10b5-1(c)(1)(i)(B) under the Exchange Act; provided that (A) such Plan does not provide for the transfer of Parent Common Stock or any securities convertible into or exercisable or exchangeable for Parent Common Stock during the Lock-Up Period and (B) no public announcement or filing with the SEC or other regulatory authority is required or voluntarily made by or on behalf of the undersigned, Parent or any other person, prior to the expiration of the Lock-Up Period, in connection with the establishment of such Plan or any transactions contemplated thereunder.
Any attempted transfer in violation of this Agreement will be of no effect and null and void, regardless of whether the purported transferee has any actual or constructive knowledge of the transfer restrictions set forth in this Agreement, and will not be recorded on the share register of Parent. In furtherance of the foregoing, the undersigned hereby agrees and consents to the entry of “stop transfer” instructions with Parent’s transfer agent and registrar relating to the transfer of the undersigned’s shares of Parent Common Stock in violation of this Agreement and further agrees that Parent and its transfer agent and registrar are hereby authorized to decline to make any transfer of shares of Parent Common Stock if such transfer would constitute a violation or breach of this Agreement.
A-C-1-3

Parent may cause the legend set forth below, or a legend substantially equivalent thereto, to be placed upon any certificate(s) or other documents, ledgers or instruments evidencing the undersigned’s ownership of Parent Common Stock:
THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO AND MAY ONLY BE TRANSFERRED IN COMPLIANCE WITH A LOCK-UP AGREEMENT, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL OFFICE OF THE COMPANY.
The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Agreement and that upon request, the undersigned will execute any additional documents reasonably necessary to ensure the validity or enforcement of this Agreement. All authority herein conferred or agreed to be conferred and any obligations of the undersigned shall be binding upon the successors, assigns, heirs or personal representatives of the undersigned.
In the event that any holder of Parent Securities that is subject to a substantially similar agreement entered into by such holder and that acquired such Parent Securities as a former securityholder of the Company pursuant to the Merger Agreement, other than the undersigned, is permitted by Parent to sell or otherwise transfer or dispose of shares of Parent Common Stock for value other than as permitted by this or a substantially similar agreement entered into by such holder, the same percentage of shares of Parent Common Stock held by the undersigned shall be immediately and fully released on the same terms from any remaining restrictions set forth herein (the “Pro-Rata Release”). Upon the release of any Parent Securities from this Agreement, Parent will cooperate with the undersigned to facilitate the timely preparation and delivery of evidence of book-entry shares representing the Parent Securities without the restrictive legend above or the withdrawal of any stop transfer instructions.
The undersigned understands that the undersigned shall be released from all obligations under this Agreement upon the earlier of (i) the expiration of the Lock-Up Period, and (ii) if the Merger Agreement is terminated prior to the Effective Time pursuant to its terms, upon the date of such termination.
Any and all remedies herein expressly conferred upon Parent and the Company will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity, and the exercise by Parent and/or the Company of any one remedy will not preclude the exercise of any other remedy. The undersigned agrees that irreparable damage would occur to Parent and the Company in the event that any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached. It is accordingly agreed that Parent and the Company shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which Parent and the Company are entitled at law or in equity, and the undersigned waives any bond, surety or other security that might be required of Parent or the Company with respect thereto.
This Agreement and any claim, controversy or dispute arising under or related to this Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to the conflict of laws principles thereof.
This Agreement, and any certificates, documents, instruments and writings that are delivered pursuant hereto, constitutes the entire agreement and understanding of Parent, the Company and the undersigned in respect of the subject matter hereof and supersedes all prior understandings, agreements or representations by or among Parent, the Company and the undersigned, written or oral, to the extent they relate in any way to the subject matter hereof. This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by the undersigned by facsimile or electronic transmission in “.pdf” format shall be sufficient to bind the undersigned to the terms and conditions of this Agreement.
(Signature Page Follows)
A-C-1-4

The undersigned understands that Parent, Merger Sub and the Company are relying on this Lock-Up Agreement in entering into the Merger Agreement and proceeding toward consummation of the transactions contemplated thereby. The undersigned further understands that this Lock-Up Agreement is irrevocable and shall be binding upon the undersigned and the heirs, personal representatives, successors and assigns of the undersigned.
Very truly yours,

Printed Name of Holder

By:
Signature

Printed Name of Person Signing (and indicate capacity of person signing if signing as custodian, trustee, or on behalf of an entity)
[Lock-Up Agreement Signature Page]
A-C-1-5

EXHIBIT C-2
Form of Parent Lock-Up Agreement
A-C-2-1

Rexahn Pharmaceuticals, Inc.
15245 Shady Grove Road, Suite 455
Rockville, MD 20850
Lock-Up Agreement
       , 2020
This Lock-Up Agreement (this “Agreement”) is executed in connection with the Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) by and among Rexahn Pharmaceuticals, Inc. (“Parent”), Razor Merger Sub, Inc. (“Merger Sub”), and Ocuphire Pharma, Inc. (the “Company”), dated as of June 17, 2020. Capitalized terms used herein but not defined shall have the meanings ascribed to such terms in the Merger Agreement.
In connection with, and as a material inducement to, each of the parties entering into the Merger Agreement and for other good and valuable consideration the receipt and sufficiency of which is hereby acknowledged, the undersigned, by executing this Agreement, irrevocably agrees that, without the prior written consent of Parent, during the period commencing at the Effective Time and continuing until the end of the Lock-Up Period (as hereinafter defined), the undersigned will not: (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, make any short sale or otherwise transfer or dispose of or lend, directly or indirectly, any shares of Parent Common Stock or any securities convertible into, exercisable or exchangeable for or that represent the right to receive Parent Common Stock (including without limitation, Parent Common Stock or such other securities which may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations of the SEC and securities of Parent which may be issued upon exercise of a stock option, restricted stock unit or warrant) whether now owned or hereafter acquired (collectively, the “Parent Securities”); (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Parent Securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Parent Common Stock or such other securities, in cash or otherwise; (3) make any demand for or exercise any right with respect to, the registration of any Parent Common Stock or any security convertible into or exercisable or exchangeable for Parent Common Stock; (4) except for any voting agreement entered into as of the date hereof by the undersigned with Parent and the Company, grant any proxies or powers of attorney with respect to any Parent Securities, deposit any Parent Securities into a voting trust or enter into a voting agreement or similar arrangement or commitment with respect to any Parent Securities; or (5) publicly disclose the intention to do any of the foregoing (each of the foregoing restrictions, the “Lock-Up Restrictions”).
Notwithstanding the terms of the foregoing paragraph, the Lock-Up Restrictions shall automatically terminate and cease to be effective on the date that is one-hundred and eighty (180) days after the Effective Time. The period during which the Lock-Up Restrictions apply to the Parent Securities shall be deemed the “Lock-Up Period” with respect thereto.
The undersigned agrees that the Lock-Up Restrictions preclude the undersigned from engaging in any hedging or other transaction with respect to any then-subject Parent Securities which is designed to or which reasonably could be expected to lead to or result in a sale or disposition of such Parent Securities even if such Parent Securities would be disposed of by someone other than the undersigned. Such prohibited hedging or other transactions would include without limitation any short sale or any purchase, sale or grant of any right (including without limitation any put or call option) with respect to such Parent Securities or with respect to any security that includes, relates to, or derives any significant part of its value from such Parent Securities.
Notwithstanding the foregoing, the undersigned may transfer any of the Parent Securities (i) if the undersigned is a natural person, (1) to any person related to the undersigned by blood or adoption who is an immediate family member (not more remote than first cousin), or a family member by marriage or domestic partnership (a “Family Member”), (2) as a bona fide gift or charitable contribution, (3) to any trust for the direct or indirect benefit of the undersigned or any Family Member of the undersigned, (4) to the undersigned’s estate, following the death of the undersigned, by will, intestacy or other operation of law, (5) by operation of law pursuant to a qualified domestic order or in connection with a divorce settlement, or (6) to any partnership, corporation, limited liability company, investment fund or other entity which is controlled by the undersigned and/or by any Family Member of the undersigned; (ii) if the undersigned is a corporation, partnership, limited liability company, trust or other business entity, (1) to another corporation, partnership, limited liability company,
A-C-2-2

trust or other business entity that is a direct or indirect affiliate (as defined in Rule 405 promulgated under the Securities Act of 1933, as amended) of the undersigned or (2) as distributions or dividends of shares of Parent Common Stock or any security convertible into or exercisable for Parent Common Stock to limited partners, limited liability company members or stockholders of the undersigned or holders of similar equity interests in the undersigned, (iii) if the undersigned is a trust, to the beneficiary of such trust, (iv) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under above clauses (i) through (iii), (v) to Parent in a transaction exempt from Section 16(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) upon a vesting event of the Parent Securities or upon the exercise of options or warrants to purchase Parent Common Stock on a “cashless” or “net exercise” basis or to cover tax withholding obligations of the undersigned in connection with such vesting or exercise (but for the avoidance of doubt, excluding all manners of exercise that would involve a sale in the open market of any securities relating to such options or warrants, whether to cover the applicable aggregate exercise price, withholding tax obligations or otherwise), (vi) to Parent in connection with the termination of employment or other termination of a service provider and pursuant to agreements in effect as of the Effective Time whereby Parent has the option to repurchase such shares or securities, (vii) acquired by the undersigned in open market transactions after the Effective Time, (viii) pursuant to a bona fide third party tender offer, merger, consolidation or other similar transaction made to all holders of Parent’s capital stock involving a change of control of Parent, provided that in the event that such tender offer, merger, consolidation or other such transaction is not completed, the Parent Securities shall remain subject to the restrictions contained in this Agreement, or (ix) pursuant to an order of a court or regulatory agency; provided, in the case of clauses (i)-(iv), that (A) such transfer shall not involve a disposition for value and (B) the transferee shall have executed and delivered a Lock-Up Agreement with terms and in a form substantially identical to this Agreement with respect to the shares of Parent Common Stock or other securities so transferred; and provided, further, in the case of clauses (i)-(vii), no filing or public announcement under the Exchange Act or otherwise shall be required or voluntarily made by any person in connection with such transfer.
In addition, the foregoing restrictions shall not apply to (i) the exercise of stock options granted pursuant to equity incentive plans existing immediately following the Effective Time, including the “net” exercise of such options in accordance with their terms and the surrender of Parent Common Stock in lieu of payment in cash of the exercise price and any tax withholding obligations due as a result of such exercise (but for the avoidance of doubt, excluding all manners of exercise that would involve a sale in the open market of any securities relating to such options, whether to cover the applicable aggregate exercise price, withholding tax obligations or otherwise); provided that it shall apply to any of the Parent Securities issued upon such exercise, (ii) the sale or transfer of Parent Common Stock in an amount approximately equivalent to satisfy any income tax liabilities associated with ownership of Parent Securities; or (iii) the establishment of any contract, instruction or plan (a “Plan”) that satisfies all of the requirements of Rule 10b5-1(c)(1)(i)(B) under the Exchange Act; provided that (A) such Plan does not provide for the transfer of Parent Common Stock or any securities convertible into or exercisable or exchangeable for Parent Common Stock during the Lock-Up Period and (B) no public announcement or filing with the SEC or other regulatory authority is required or voluntarily made by or on behalf of the undersigned, Parent or any other person, prior to the expiration of the Lock-Up Period, in connection with the establishment of such Plan or any transactions contemplated thereunder.
Any attempted transfer in violation of this Agreement will be of no effect and null and void, regardless of whether the purported transferee has any actual or constructive knowledge of the transfer restrictions set forth in this Agreement, and will not be recorded on the share register of Parent. In furtherance of the foregoing, the undersigned hereby agrees and consents to the entry of “stop transfer” instructions with Parent’s transfer agent and registrar relating to the transfer of the undersigned’s shares of Parent Common Stock in violation of this Agreement and further agrees that Parent and its transfer agent and registrar are hereby authorized to decline to make any transfer of shares of Parent Common Stock if such transfer would constitute a violation or breach of this Agreement.
A-C-2-3

Parent may cause the legend set forth below, or a legend substantially equivalent thereto, to be placed upon any certificate(s) or other documents, ledgers or instruments evidencing the undersigned’s ownership of Parent Common Stock:
THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO AND MAY ONLY BE TRANSFERRED IN COMPLIANCE WITH A LOCK-UP AGREEMENT, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL OFFICE OF THE COMPANY.
The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Agreement and that upon request, the undersigned will execute any additional documents reasonably necessary to ensure the validity or enforcement of this Agreement. All authority herein conferred or agreed to be conferred and any obligations of the undersigned shall be binding upon the successors, assigns, heirs or personal representatives of the undersigned.
In the event that any holder of Parent Securities that is subject to a substantially similar agreement entered into by such holder and that acquired such Parent Securities as a former securityholder of the Company pursuant to the Merger Agreement, other than the undersigned, is permitted by Parent to sell or otherwise transfer or dispose of shares of Parent Common Stock for value other than as permitted by this or a substantially similar agreement entered into by such holder, the same percentage of shares of Parent Common Stock held by the undersigned shall be immediately and fully released on the same terms from any remaining restrictions set forth herein (the “Pro-Rata Release”). Upon the release of any Parent Securities from this Agreement, Parent will cooperate with the undersigned to facilitate the timely preparation and delivery of evidence of book-entry shares representing the Parent Securities without the restrictive legend above or the withdrawal of any stop transfer instructions.
The undersigned understands that the undersigned shall be released from all obligations under this Agreement upon the earlier of (i) the expiration of the Lock-Up Period, and (ii) if the Merger Agreement is terminated prior to the Effective Time pursuant to its terms, upon the date of such termination.
Any and all remedies herein expressly conferred upon Parent and the Company will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity, and the exercise by Parent and/or the Company of any one remedy will not preclude the exercise of any other remedy. The undersigned agrees that irreparable damage would occur to Parent and the Company in the event that any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached. It is accordingly agreed that Parent and the Company shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which Parent and the Company are entitled at law or in equity, and the undersigned waives any bond, surety or other security that might be required of Parent or the Company with respect thereto.
This Agreement and any claim, controversy or dispute arising under or related to this Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to the conflict of laws principles thereof.
This Agreement, and any certificates, documents, instruments and writings that are delivered pursuant hereto, constitutes the entire agreement and understanding of Parent, the Company and the undersigned in respect of the subject matter hereof and supersedes all prior understandings, agreements or representations by or among Parent, the Company and the undersigned, written or oral, to the extent they relate in any way to the subject matter hereof. This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by the undersigned by facsimile or electronic transmission in “.pdf” format shall be sufficient to bind the undersigned to the terms and conditions of this Agreement.
(Signature Page Follows)
A-C-2-4

The undersigned understands that Parent, Merger Sub and the Company are relying on this Lock-Up Agreement in entering into the Merger Agreement and proceeding toward consummation of the transactions contemplated thereby. The undersigned further understands that this Lock-Up Agreement is irrevocable and shall be binding upon the undersigned and the heirs, personal representatives, successors and assigns of the undersigned.
Very truly yours,

Printed Name of Holder

By:
Signature

Printed Name of Person Signing (and indicate capacity of person signing if signing as custodian, trustee, or on behalf of an entity)
[Lock-Up Agreement Signature Page]
A-C-2-5

EXHIBIT D
Form of CVR Agreement
[See Annex G]
A-D-1

EXHIBIT E
Post-Closing Directors and Officers
Parent and Surviving Corporation:
Officers:
•	Mina Sooch, Chief Executive Officer, President & Treasurer
•	Bernhard Hoffman, VP of Corporate Development & Finance, Secretary
Directors:
•	Mina Sooch
•	Sean Ainsworth
•	Alan Meyer
•	James Manuso
•	Cam Gallagher
•	Richard Rodgers
•	One additional director to be appointed by Ocuphire
A-E-1

EXHIBIT F
Form of 2020 Plan
[See Annex D]
A-F-1

LIST OF OMITTED SCHEDULES
The following is a list of all schedules to the Agreement and Plan of Merger and Reorganization, which have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Rexahn hereby agrees to furnish supplementally a copy of any such schedule to the SEC upon request.
Company Disclosure Schedule
Section A	Company Signatories
Section 2.1(c)	Subsidiaries
Section 2.5	Consents
Section 2.6(a)(i)	Holders of Record of Company Common Stock
Section 2.6(a)(ii)	Company Convertible Note Holders
Section 2.6(b)	Repurchase Rights
Section 2.6(c)	Company Options
Section 2.7(c)	Off-Balance Sheet Arrangements
Section 2.9	Absence of Undisclosed Liabilities
Section 2.12(a)	Intellectual Property
Section 2.12(b)	Encumbrances on Intellectual Property
Section 2.12(d)	License Agreements
Section 2.13(a)	Contracts
Section 2.14(c)	Company Permits
Section 2.17(a)	Employee Benefit Plans
Section 2.17(i)	Effect of Transaction
Section 2.20	No Financial Advisors
Section 2.22(a)	Transactions with Affiliates
Section 2.22(b)	Investor Agreements
Section 4.2	Operation of the Company’s Business
Parent Disclosure Schedule
Section A	Parent Signatories
Section B	Parent Warrants
Section C	Estimated Warrant Schedule
Section 1.12(a)	Parent Cash Amount
Section 3.5	Non-Contravention; Consents
Section 3.6(b)	Capitalization; Repurchase Rights
Section 3.6(c)	Capitalization
Section 3.6(d)	Capitalization
Section 3.7(d)	SEC Filings; Financial Statements
Section 3.8	Absence of Changes
Section 3.9	Absence of Undisclosed Liabilities
Section 3.12(a)	Intellectual Property
Section 3.12(c)	Intellectual Property
Section 3.12(d)	Intellectual Property
Section 3.12(f)	Intellectual Property
Section 3.13(a)	Agreements, Contracts and Commitments
Section 3.13(b)	Agreements, Contracts and Commitments
Section 3.14(c)	Compliance; Permits
Section 3.14(f)	Compliance; Permits
Section 3.17(a)	Employee and Labor Matters; Benefit Plans
Section 3.17(i)	Employee and Labor Matters; Benefit Plans
Section 3.21	Transactions with Affiliates
Section 4.1(a)	Operation of Parent’s Business
Section 4.1(b)	Operation of Parent’s Business
Section 5.20(a)	Employee Benefits

Schedule 5.6
Additional Agreements

Execution Version
FIRST AMENDMENT TO
AGREEMENT AND PLAN OF MERGER AND REORGANIZATION
THIS FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER AND REORGANIZATION (this “First Amendment”) is entered into and made effective as of June 29, 2020 (the “Effective Date”), by and among REXAHN PHARMACEUTICALS, INC., a Delaware corporation (“Parent”), RAZOR MERGER SUB, INC., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), and OCUPHIRE PHARMA, INC., a Delaware corporation (the “Company”). Parent, Merger Sub and the Company are sometimes individually referred to herein as a “Party” or collectively referred to herein as the “Parties”.
RECITALS
A. The Parties previously entered into that certain Agreement and Plan of Merger and Reorganization dated June 17, 2020 (the “Merger Agreement”);
B. Section 10.2 of the Merger Agreement provides that the Merger Agreement may be amended with the approval of the respective boards of directors of the Company, Merger Sub and Parent; and
C. The Parties desire to amend the Merger Agreement pursuant to the terms and conditions of this First Amendment and the respective boards of directors of the Company, Merger Sub and Parent have each approved this First Amendment to be effective as of the date hereof.
AGREEMENT
NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants and conditions set forth below, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:
1. AMENDMENT TO DEFINITION OF “PARENT CASH AMOUNT” IN EXHIBIT A. The definition of “Parent Cash Amount” set forth in Exhibit A attached to the Merger Agreement is hereby deleted in its entirety and replaced with the following:
“Parent Cash Amount” means (a) the sum of all Cash and Cash Equivalents, short-term investments, accrued investment interest receivable, and any prepaid refundable deposits listed in Section 1.12(a) of the Parent Disclosure Schedule, in each case, of Parent as of the Determination Date, calculated in accordance with Section 1.12, minus (b) Parent’s accounts payable and accrued expenses (without duplication of any expenses accounted for below), in each case as of such date and determined in a manner consistent with the manner in which such items were historically determined and in accordance with Parent’s audited financial statements and unaudited interim balance sheet, minus (c) all liabilities of Parent to any current or former Parent officer, director, employee, consultant or independent contractor, including change of control payments, retention payments, severance and other employee-, consultant- or independent contractor-related termination costs, or other payments pursuant to any Parent Benefit Plan, including but not limited to payments of deferred compensation, accrued but unpaid bonuses and accrued but unpaid vacation or paid time off (including related employer employment taxes on all the foregoing), regardless of whether or not such amounts are accrued or due as of the Determination Date and regardless of when paid or payable and regardless of whether such amounts will be paid or are payable as a result of actions taken at, or immediately prior to or after the Effective Time, minus (d) any bona fide current liabilities payable in cash, in each case to the extent not canceled at or prior to the Determination Date (without duplication of any of the items above), minus (e) the Parent Transaction Expenses, minus (f) the Estimated Warrant Amount (as may be adjusted prior to the Closing in accordance with this Agreement) and plus (g) $200,000; provided, however, that for each share of Parent Common Stock that is subject to a Parent Warrant as of the date of this Agreement that is exchanged by Parent following the date of this Agreement for newly issued shares of Parent Common Stock and permanently ceases prior to, at or following the Determination Date to be subject to a Parent Warrant or any other option, warrant, convertible security or derivative security of Parent, Parent shall receive credit of $1.00 towards the Parent Cash Amount for each such share of Parent Common Stock that permanently ceases prior to, at or following the Determination Date to be subject to a Parent Warrant or any other option, warrant, convertible security or derivative security of Parent.”
A-G-1

2. APPLICABLE LAW. This First Amendment shall be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of laws.
3. HEADINGS. The bold-faced headings contained in this First Amendment are for convenience of reference only, shall not be deemed to be a part of this First Amendment and shall not be referred to in connection with the construction or interpretation of this First Amendment.
4. ASSIGNABILITY. This First Amendment shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties and their respective successors and permitted assigns; provided, however, that neither this First Amendment nor any of a Party’s rights or obligations hereunder may be assigned or delegated by such Party without the prior written consent of the other Party, and any attempted assignment or delegation of this First Amendment or any of such rights or obligations by such Party without the other Party’s prior written consent shall be void and of no effect.
5. CONSTRUCTION. Unless otherwise defined herein, capitalized terms shall have the meanings set forth in the Merger Agreement. The terms of this First Amendment amend and modify the Merger Agreement as if fully set forth in the Merger Agreement. Upon the effectiveness of this First Amendment, all references in the Merger Agreement to “the Agreement” or “this Agreement,” as applicable, shall refer to the Merger Agreement, as modified by this First Amendment. If there is any conflict between the terms, conditions and obligations of this First Amendment and the Merger Agreement, this First Amendment’s terms, conditions and obligations shall control. All other provisions of the Merger Agreement not specifically modified by this First Amendment are expressly preserved. This First Amendment may be executed in multiple counterparts and transmitted by facsimile, by electronic mail in portable document format (“PDF”) form or by any other electronic means intended to preserve the original graphic and pictorial appearance of a Party’s signature, with each such counterpart, facsimile or PDF signature constituting an original and all of which together constituting one and the same original.
6. AUTHORITY. By their execution of this First Amendment, the undersigned Parties hereby confirm that they are duly authorized to execute this First Amendment and any necessary requisite approval has been obtained with respect to this First Amendment and all matters set forth herein.
A-G-2

IN WITNESS WHEREOF, the Parties have executed this First Amendment as of the Effective Date.
REXAHN PHARMACEUTICALS, INC.

By:	/s/ Douglas J. Swirsky
Name:	Douglas J. Swirsky
Title:	President and Chief Executive Officer
RAZOR MERGER SUB, INC.

By:	/s/ Douglas J. Swirsky
Name:	Douglas J. Swirsky
Title:	President
OCUPHIRE PHARMA, INC.

By:	/s/ Mina Sooch
Name:	Mina Sooch
Title:	Chief Executive Officer
[Signature Page to First Amendment to Agreement and Plan of Merger and Reorganization]
A-G-3

Annex B
CERTIFICATE OF AMENDMENT
OF
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
REXAHN PHARMACEUTICALS, INC.
Rexahn Pharmaceuticals, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), does hereby certify as follows:
1.  The name of the Corporation is Rexahn Pharmaceuticals, Inc.
2.  Article Fourth of the Amended and Restated Certificate of Incorporation of the Corporation, as amended to date, is hereby amended by replacing the second paragraph thereof with the following:
“Upon the filing and effectiveness (the “Effective Time”) of this amendment to the Corporation’s Amended and Restated Certificate of Incorporation, as amended, pursuant to the Delaware General Corporation Law, each [3] [4] [5] shares of Common Stock issued and outstanding immediately prior to the Effective Time (the “Old Common Stock”) shall be reclassified and combined into one validly issued, fully paid and non-assessable share of the Corporation’s common stock, $0.0001 par value per share (the “New Common Stock”), without any action by the holder thereof (the “Reverse Stock Split”) and without increasing or decreasing the authorized number of shares of Common Stock or the Corporation’s preferred stock, par value $0.0001 per share. No fractional shares of New Common Stock shall be issued as a result of the Reverse Stock Split and, in lieu thereof, upon surrender after the Effective Time of a certificate or book entry position which formerly represented shares of Old Common Stock that were issued and outstanding immediately prior to the Effective Time, any person who would otherwise be entitled to a fractional share of New Common Stock as a result of the Reverse Stock Split, following the Effective Time, shall be entitled to receive a cash payment equal to the fraction of a share of New Common Stock to which such holder would otherwise be entitled multiplied by the closing price per share of the New Common Stock on the Nasdaq Capital Market at the close of business on the date of the Effective Time, rounded up to the nearest whole cent. Each certificate that, immediately prior to the Effective Time, represented shares of Old Common Stock that were issued and outstanding immediately prior to the Effective Time, shall thereafter represent that number of whole shares of New Common Stock after the Effective Time into which the shares of Old Common Stock formerly represented by such certificate shall have been reclassified and combined (as well as the right to receive cash in lieu of fractional shares of New Common Stock after the Effective Time); provided, that each person holding of record a stock certificate or certificates that represented shares of Old Common Stock that were issued and outstanding immediately prior to the Effective Time shall receive, upon surrender of such certificate or certificates, a new certificate or certificates evidencing and representing the number of whole shares of New Common Stock after the Effective Time into which the shares of Old Common Stock formerly represented by such certificate shall have been reclassified and combined.”
3.  This Certificate of Amendment has been duly adopted by the Board of Directors and stockholders of the Corporation in accordance with Section 242 of the General Corporation Law of the State of Delaware.
4.  This Certificate of Amendment shall become effective as of     , Eastern Time on    , 2020.
[Signature page follows]
B-1

IN WITNESS WHEREOF, the Corporation has caused its duly authorized officer to execute this Certificate of Amendment on this ____ day of _______, 2020.
REXAHN PHARMACEUTICALS, INC.

By:
Name:	Douglas J. Swirsky
Title:	President and Chief Executive Officer
B-2

Annex C
CERTIFICATE OF AMENDMENT
OF
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
REXAHN PHARMACEUTICALS, INC.
Rexahn Pharmaceuticals, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), does hereby certify as follows:
1.  The name of the Corporation is Rexahn Pharmaceuticals, Inc.
2.  Article First of the Amended and Restated Certificate of Incorporation of the Corporation, as amended to date, is hereby amended and restated in its entirety as follows:
“The name of the Corporation is Ocuphire Pharma, Inc.”
3.  This Certificate of Amendment has been duly adopted by the Board of Directors and stockholders of the Corporation in accordance with Section 242 of the General Corporation Law of the State of Delaware.
4.  This Certificate of Amendment shall become effective as of    , Eastern Time on    , 2020.
[Signature page follows]
C-1

IN WITNESS WHEREOF, the Corporation has caused its duly authorized officer to execute this Certificate of Amendment on this     day of    , 2020.
REXAHN PHARMACEUTICALS, INC.

By:
Name:	Douglas J. Swirsky
Title:	President and Chief Executive Officer
C-2

Annex D
The numbers in this Plan do not give effect to the reverse stock split to be consummated prior to the consummation of the transactions contemplated by the Merger Agreement (as defined below) (the “Reverse Stock Split”) and will be adjusted in connection with such Reverse Stock Split.
OCUPHIRE PHARMA, INC.
2020 EQUITY INCENTIVE PLAN
ADOPTED BY THE BOARD OF DIRECTORS: JUNE 17, 2020
APPROVED BY THE STOCKHOLDERS: [•], 2020
1. GENERAL.
(a) Successor to and Continuation of Prior Plan. The Plan is the successor to and continuation of the Prior Plan. As of the Effective Date, (i) no additional awards may be granted under the Prior Plan; (ii) the Prior Plan’s Available Reserve (plus any Returning Shares) will become available for issuance pursuant to Awards granted under this Plan (provided, however, that any such shares that are shares of the Common Stock shall instead be added to the Share Reserve as shares of the Common Stock as described in Section 2(a)); and (iii) all outstanding awards granted under the Prior Plan will remain subject to the terms of the Prior Plan (except to the extent such outstanding awards result in Returning Shares that become available for issuance pursuant to Awards granted under this Plan). All Awards granted under this Plan will be subject to the terms of this Plan.
(b) Plan Purpose. The Company, by means of this Plan, seeks to secure and retain the services of Employees, Directors and Consultants, to provide incentives for such persons to exert maximum efforts for the success of the Company and any Affiliate and to provide a means by which such persons may be given an opportunity to benefit from increases in value of the Common Stock through the granting of Awards.
(c) Available Awards. The Plan provides for the grant of the following Awards: (i) Incentive Stock Options; (ii) Nonstatutory Stock Options; (iii) SARs; (iv) Restricted Stock Awards; (v) RSU Awards; (vi) Performance Awards; and (vii) Other Awards.
(d) Adoption Date; Effective Date. The Plan will come into existence on the Adoption Date, but no Award may be granted prior to the Effective Date.
2. SHARES SUBJECT TO THE PLAN.
(a) Share Reserve. Subject to adjustment in accordance with Section 2(c) and any adjustments as necessary to implement any Capitalization Adjustments, the aggregate number of shares of the Common Stock that may be issued pursuant to Awards will not exceed 8,252,985 shares, which number is the sum of: (i) 4,000,000 new shares, plus (ii) a number of shares not to exceed 4,252,985, consisting of (A) the Prior Plan’s Available Reserve and (B) the Returning Shares, if any, as such shares become available from time to time. In addition, subject to any adjustments as necessary to implement any Capitalization Adjustments, such aggregate number of shares of the Common Stock will automatically increase on January 1 of each year for a period of ten years commencing on January 1, 2021 and ending on (and including) January 1, 2030, in an amount equal to 5% of the total number of shares of the Common Stock outstanding on December 31 of the preceding year; provided, however, that the Board may act prior to January 1st of a given year to provide that the increase for such year will be a lesser number of shares of the Common Stock.
(b) Aggregate Incentive Stock Option Limit. Notwithstanding anything to the contrary in Section 2(a) and subject to any adjustments as necessary to implement any Capitalization Adjustments, the aggregate maximum number of shares of the Common Stock that may be issued pursuant to the exercise of Incentive Stock Options is 16,505,970.
(c) Share Reserve Operation.
(i) Limit Applies to Common Stock Issued Pursuant to Awards. For clarity, the Share Reserve is a limit on the number of shares of the Common Stock that may be issued pursuant to Awards and does not limit the granting of Awards, except that the Company will keep available at all times the number of shares of the Common Stock reasonably required to satisfy its obligations to issue shares pursuant to such Awards.

Shares may be issued in connection with a merger or acquisition as permitted by, as applicable, Nasdaq Listing Rule 5635(c), NYSE Listed Company Manual Section 303A.08, NYSE American Company Guide Section 711 or other applicable rule, and such issuance will not reduce the number of shares available for issuance under this Plan.
(ii) Actions that Do Not Constitute Issuance of Common Stock and Do Not Reduce Share Reserve. The following actions do not result in an issuance of shares under this Plan and accordingly do not reduce the number of shares subject to the Share Reserve and available for issuance under this Plan: (1) the expiration or termination of any portion of an Award without the shares covered by such portion of the Award having been issued, (2) the settlement of any portion of an Award in cash (i.e., the Participant receives cash rather than Common Stock), (3) the withholding of shares that would otherwise be issued by the Company to satisfy the exercise, strike or purchase price of an Award; or (4) the withholding of shares that would otherwise be issued by the Company to satisfy a tax withholding obligation in connection with an Award.
(iii) Reversion of Previously Issued Shares of the Common Stock to Share Reserve. The following shares of the Common Stock previously issued pursuant to an Award and accordingly initially deducted from the Share Reserve will be added back to the Share Reserve and again become available for issuance under this Plan: (1) any shares that are forfeited back to or repurchased by the Company because of a failure to meet a contingency or condition required for the vesting of such shares; (2) any shares that are reacquired by the Company to satisfy the exercise, strike or purchase price of an Award; and (3) any shares that are reacquired by the Company to satisfy a tax withholding obligation in connection with an Award.
3. ELIGIBILITY AND LIMITATIONS.
(a) Eligible Award Recipients. Subject to the terms of this Plan, Employees, Directors and Consultants are eligible to receive Awards.
(b) Specific Award Limitations.
(i) Limitations on Incentive Stock Option Recipients. Incentive Stock Options may be granted only to Employees of the Company or a “parent corporation” or “subsidiary corporation” thereof (as such terms are defined in Sections 424(e) and (f) of the Code).
(ii) Incentive Stock Option $100,000 Limitation. To the extent that the aggregate Fair Market Value (determined at the time of grant) of Common Stock with respect to which Incentive Stock Options are exercisable for the first time by any Optionholder during any calendar year (under all plans of the Company and any Affiliates) exceeds $100,000 (or such other limit established in the Code) or otherwise does not comply with the rules governing Incentive Stock Options, the Options or portions thereof that exceed such limit (according to the order in which they were granted) or otherwise do not comply with such rules will be treated as Nonstatutory Stock Options, notwithstanding any contrary provision of the applicable Option Agreement(s).
(iii) Limitations on Incentive Stock Options Granted to Ten Percent Stockholders. A Ten Percent Stockholder may not be granted an Incentive Stock Option unless (i) the exercise price of such Option is at least 110% of the Fair Market Value on the date of grant of such Option and (ii) the Option is not exercisable after the expiration of five years from the date of grant of such Option.
(iv) Limitations on Nonstatutory Stock Options and SARs. Nonstatutory Stock Options and SARs may not be granted to Employees, Directors and Consultants who are providing Continuous Service only to any “parent” of the Company (as such term is defined in Rule 405) unless the stock underlying such Awards is treated as “service recipient stock” under Section 409A because the Awards are granted pursuant to a corporate transaction (such as a spin off transaction) or unless such Awards otherwise comply with the distribution requirements of Section 409A.
(c) Aggregate Incentive Stock Option Limit. The aggregate maximum number of shares of the Common Stock that may be issued pursuant to the exercise of Incentive Stock Options is the number of shares specified in Section 2(b).

(d) Non-Employee Director Compensation Limit. The aggregate value of all compensation granted or paid, as applicable, to any individual for service as a Non-Employee Director with respect to any calendar year, including Awards granted and cash fees paid by the Company to such Non-Employee Director, will not exceed (i) $750,000 in total value or (ii) in the event such Non-Employee Director is first appointed or elected to the Board during such calendar year, $1,000,000 in total value, in each case calculating the value of any equity awards based on the grant date fair value of such equity awards for financial reporting purposes.
4. OPTIONS AND STOCK APPRECIATION RIGHTS.
Each Option and SAR will have such terms and conditions as determined by the Board. Each Option will be designated in writing as an Incentive Stock Option or Nonstatutory Stock Option at the time of grant; provided, however, that if an Option is not so designated, then such Option will be a Nonstatutory Stock Option, and the shares purchased upon exercise of each type of Option will be separately accounted for. Each SAR will be denominated in shares of the Common Stock equivalents. The terms and conditions of separate Options and SARs need not be identical; provided, however, that each Option Agreement and SAR Agreement will conform (through incorporation of provisions hereof by reference in the Award Agreement or otherwise) to the substance of each of the following provisions:
(a) Term. Subject to Section 3(b) regarding Ten Percent Stockholders, no Option or SAR will be exercisable after the expiration of ten years from the date of grant of such Award or such shorter period specified in the Award Agreement.
(b) Exercise or Strike Price. Subject to Section 3(b) regarding Ten Percent Stockholders, the exercise or strike price of each Option or SAR will not be less than 100% of the Fair Market Value on the date of grant of such Award. Notwithstanding the foregoing, an Option or SAR may be granted with an exercise or strike price lower than 100% of the Fair Market Value on the date of grant of such Award if such Award is granted pursuant to an assumption of or substitution for another option or stock appreciation right pursuant to a Corporate Transaction and in a manner consistent with the provisions of Sections 409A and, if applicable, 424(a) of the Code.
(c) Exercise Procedure and Payment of Exercise Price for Options. In order to exercise an Option, the Participant must provide notice of exercise to the Plan Administrator in accordance with the procedures specified in the Option Agreement or otherwise provided by the Company. The Board has the authority to grant Options that do not permit all of the following methods of payment (or otherwise restrict the ability to use certain methods) and to grant Options that require the consent of the Company to utilize a particular method of payment. The exercise price of an Option may be paid, to the extent permitted by Applicable Law and as determined by the Board, by one or more of the following methods of payment to the extent set forth in the Option Agreement:
(i) by cash or check, bank draft or money order payable to the Company;
(ii) pursuant to a “cashless exercise” program developed under Regulation T as promulgated by the Federal Reserve Board that, prior to the issuance of the Common Stock subject to the Option, results in either the receipt of cash (or check) by the Company or the receipt of irrevocable instructions to pay the exercise price to the Company from the sales proceeds;
(iii) by delivery to the Company (either by actual delivery or attestation) of shares of the Common Stock that are already owned by the Participant free and clear of any liens, claims, encumbrances or security interests, with a Fair Market Value on the date of exercise that does not exceed the exercise price, provided that (1) at the time of exercise the Common Stock is publicly traded, (2) any remaining balance of the exercise price not satisfied by such delivery is paid by the Participant in cash or other permitted form of payment, (3) such delivery would not violate any Applicable Law or agreement restricting the redemption of the Common Stock, (4) any certificated shares are endorsed or accompanied by an executed assignment separate from certificate, and (5) such shares have been held by the Participant for any minimum period necessary to avoid adverse accounting treatment as a result of such delivery;
(iv) if the Option is a Nonstatutory Stock Option, by a “net exercise” arrangement pursuant to which the Company will reduce the number of shares of the Common Stock issuable upon exercise by the largest whole number of shares with a Fair Market Value on the date of exercise that does not exceed the exercise price, provided that (1) such shares used to pay the exercise price will not be exercisable thereafter and (2) any remaining balance of the exercise price not satisfied by such net exercise is paid by the Participant in cash or other permitted form of payment; or
(v) in any other form of consideration that may be acceptable to the Board and permissible under Applicable Law.
(d) Exercise Procedure and Payment of Appreciation Distribution for SARs. In order to exercise any SAR, the Participant must provide notice of exercise to the Plan Administrator in accordance with the SAR Agreement. The appreciation distribution payable to a Participant upon the exercise of a SAR will not be greater than an amount equal to the excess of (i) the aggregate Fair Market Value on the date of exercise of a number of shares of the Common Stock equal to the number of Common Stock equivalents that are vested and being exercised under such SAR, over (ii) the strike price of such SAR. Such appreciation distribution may be paid to the Participant in the form of Common Stock or cash (or any combination of Common Stock and cash) or in any other form of payment, as determined by the Board and specified in the SAR Agreement.
(e) Transferability. Options and SARs may not be transferred to third party financial institutions for value. The Board may impose such additional limitations on the transferability of an Option or SAR as it determines. In the absence of any such determination by the Board, the following restrictions on the transferability of Options and SARs will apply, provided that except as explicitly provided herein, neither an Option nor a SAR may be transferred for consideration and provided, further, that if an Option is an Incentive Stock Option, such Option may be deemed to be a Nonstatutory Stock Option as a result of such transfer:
(i) Restrictions on Transfer. An Option or SAR will not be transferable, except by will or by the laws of descent and distribution, and will be exercisable during the lifetime of the Participant only by the Participant; provided, however, that the Board may permit transfer of an Option or SAR in a manner that is not prohibited by applicable tax and securities laws upon the Participant’s request, including to a trust if the Participant is considered to be the sole beneficial owner of such trust (as determined under Section 671 of the Code and applicable state law) while such Option or SAR is held in such trust, provided that the Participant and the trustee enter into a transfer and other agreements required by the Company.
(ii) Domestic Relations Orders. Notwithstanding the foregoing, subject to the execution of transfer documentation in a format acceptable to the Company and subject to the approval of the Board or a duly authorized Officer, an Option or SAR may be transferred pursuant to a domestic relations order.
(f) Vesting. The Board may impose such restrictions on or conditions to the vesting and/or exercisability of an Option or SAR as determined by the Board. Except as otherwise provided in the Award Agreement or other written agreement between a Participant and the Company or an Affiliate, vesting of Options and SARs will cease upon termination of the Participant’s Continuous Service.
(g) Termination of Continuous Service for Cause. Except as explicitly otherwise provided in the Award Agreement or other written agreement between a Participant and the Company or an Affiliate, if a Participant’s Continuous Service is terminated for Cause, the Participant’s Options and SARs will terminate and be forfeited immediately upon such termination of Continuous Service, and the Participant will be prohibited from exercising any portion (including any vested portion) of such Awards on and after the date of such termination of Continuous Service and the Participant will have no further right, title or interest in such forfeited Award, the shares of the Common Stock subject to the forfeited Award, or any consideration in respect of the forfeited Award.
(h) Post-Termination Exercise Period Following Termination of Continuous Service for Reasons Other than Cause. Subject to Section 4(i), if a Participant’s Continuous Service terminates for any reason other than for Cause, the Participant may exercise his or her Option or SAR to the extent vested, but only within the following period of time or, if applicable, such other period of time provided in the Award Agreement or other written agreement between a Participant and the Company or an Affiliate; provided, however, that in no event may such Award be exercised after the expiration of its maximum term (as set forth in Section 4(a)):
(i) 3 months following the date of such termination if such termination is a termination without Cause (other than any termination due to the Participant’s Disability or death);

(ii) 12 months following the date of such termination if such termination is due to the Participant’s Disability;
(iii) 18 months following the date of such termination if such termination is due to the Participant’s death; or
(iv) 18 months following the date of the Participant’s death if such death occurs following the date of such termination but during the period such Award is otherwise exercisable (as provided in (i) or (ii) above).
Following the date of such termination, to the extent the Participant does not exercise such Award within the applicable Post-Termination Exercise Period (or, if earlier, prior to the expiration of the maximum term of such Award), such unexercised portion of the Award will terminate, and the Participant will have no further right, title or interest in terminated Award, the shares of the Common Stock subject to the terminated Award, or any consideration in respect of the terminated Award.
(i) Restrictions on Exercise; Extension of Exercisability. A Participant may not exercise an Option or SAR at any time that the issuance of shares of the Common Stock upon such exercise would violate Applicable Law. Except as otherwise provided in the Award Agreement or other written agreement between a Participant and the Company or an Affiliate, if a Participant’s Continuous Service terminates for any reason other than for Cause and, at any time during the last thirty days of the applicable Post-Termination Exercise Period: (i) the exercise of the Participant’s Option or SAR would be prohibited solely because the issuance of shares of the Common Stock upon such exercise would violate Applicable Law, or (ii) the immediate sale of any shares of the Common Stock issued upon such exercise would violate the Company’s Trading Policy, then the applicable Post-Termination Exercise Period will be extended to the last day of the calendar month that commences following the date the Award would otherwise expire, with an additional extension of the exercise period to the last day of the next calendar month to apply if any of the foregoing restrictions apply at any time during such extended exercise period, generally without limitation as to the maximum permitted number of extensions); provided, however, that in no event may such Award be exercised after the expiration of its maximum term (as set forth in Section 4(a)).
(j) Non-Exempt Employees. No Option or SAR, whether or not vested, granted to an Employee who is a non-exempt employee for purposes of the Fair Labor Standards Act of 1938, as amended, will be first exercisable for any shares of the Common Stock until at least six months following the date of grant of such Award. Notwithstanding the foregoing, in accordance with the provisions of the Worker Economic Opportunity Act, any vested portion of such Award may be exercised earlier than six months following the date of grant of such Award in the event of (i) such Participant’s death or Disability, (ii) a Corporate Transaction in which such Award is not assumed, continued or substituted, (iii) a Change in Control, or (iv) such Participant’s retirement (as such term may be defined in the Award Agreement or another applicable agreement or, in the absence of any such definition, in accordance with the Company’s then current employment policies and guidelines). This Section 4(j) is intended to operate so that any income derived by a non-exempt employee in connection with the exercise or vesting of an Option or SAR will be exempt from his or her regular rate of pay.
(k) Whole Shares. Options and SARs may be exercised only with respect to whole shares of the Common Stock or their equivalents.
5. AWARDS OTHER THAN OPTIONS AND STOCK APPRECIATION RIGHTS.
(a) Restricted Stock Awards and RSU Awards. Each Restricted Stock Award and RSU Award will have such terms and conditions as determined by the Board; provided, however, that each Restricted Stock Award Agreement and RSU Award Agreement will conform (through incorporation of the provisions hereof by reference in the Award Agreement or otherwise) to the substance of each of the following provisions:
(i) Form of Award.
(1) RSAs: To the extent consistent with the Company’s Bylaws, at the Board’s election, shares of the Common Stock subject to a Restricted Stock Award may be (i) held in book entry form subject to the Company’s instructions until such shares become vested or any other restrictions lapse, or (ii) evidenced by a certificate, which certificate will be held in such form and manner as determined by the Board. Unless otherwise determined by the Board, a Participant will have voting and other rights as a stockholder of the Company with respect to any shares subject to a Restricted Stock Award.

(2) RSUs: A RSU Award represents a Participant’s right to be issued on a future date the number of shares of the Common Stock that is equal to the number of restricted stock units subject to the RSU Award. As a holder of a RSU Award, a Participant is an unsecured creditor of the Company with respect to the Company’s unfunded obligation, if any, to issue shares of the Common Stock in settlement of such Award and nothing contained in this Plan or any RSU Agreement, and no action taken pursuant to its provisions, will create or be construed to create a trust of any kind or a fiduciary relationship between a Participant and the Company or an Affiliate or any other person. A Participant will not have voting or any other rights as a stockholder of the Company with respect to any RSU Award (unless and until shares are actually issued in settlement of a vested RSU Award).
(ii) Consideration.
(1) RSA: A Restricted Stock Award may be granted in consideration for (A) cash or check, bank draft or money order payable to the Company, (B) past services to the Company or an Affiliate, or (C) any other form of consideration as the Board may determine and permissible under Applicable Law.
(2) RSU: Unless otherwise determined by the Board at the time of grant, a RSU Award will be granted in consideration for the Participant’s services to the Company or an Affiliate, such that the Participant will not be required to make any payment to the Company (other than such services) with respect to the grant or vesting of the RSU Award, or the issuance of any shares of the Common Stock pursuant to the RSU Award. If, at the time of grant, the Board determines that any consideration must be paid by the Participant (in a form other than the Participant’s services to the Company or an Affiliate) upon the issuance of any shares of the Common Stock in settlement of the RSU Award, such consideration may be paid in any form of consideration as the Board may determine and permissible under Applicable Law.
(iii) Vesting. The Board may impose such restrictions on or conditions to the vesting of a Restricted Stock Award or RSU Award as determined by the Board. Except as otherwise provided in the Award Agreement or other written agreement between a Participant and the Company or an Affiliate, vesting of Restricted Stock Awards and RSU Awards will cease upon termination of the Participant’s Continuous Service.
(iv) Termination of Continuous Service. Except as otherwise provided in the Award Agreement or other written agreement between a Participant and the Company or an Affiliate, if a Participant’s Continuous Service terminates for any reason, (i) the Company may receive through a forfeiture condition or a repurchase right any or all of the shares of the Common Stock held by the Participant under his or her Restricted Stock Award that have not vested as of the date of such termination as set forth in the Restricted Stock Award Agreement and (ii) any portion of his or her RSU Award that has not vested will be forfeited upon such termination and the Participant will have no further right, title or interest in the RSU Award, the shares of the Common Stock issuable pursuant to the RSU Award, or any consideration in respect of the RSU Award.
(v) Dividends and Dividend Equivalents. Dividends or dividend equivalents may be paid or credited, as applicable, with respect to any shares of the Common Stock subject to a Restricted Stock Award or RSU Award, as determined by the Board and specified in the Award Agreement).
(vi) Settlement of RSU Awards. A RSU Award may be settled by the issuance of shares of the Common Stock or cash (or any combination thereof) or in any other form of payment, as determined by the Board and specified in the RSU Award Agreement. At the time of grant, the Board may determine to impose such restrictions or conditions that delay such delivery to a date following the vesting of the RSU Award.
(b) Performance Awards. With respect to any Performance Award, the length of any Performance Period, the Performance Goals to be achieved during the Performance Period, the other terms and conditions of such Award, and the measure of whether and to what degree such Performance Goals have been attained will be determined by the Board.
(c) Other Awards. Other Awards may be granted either alone or in addition to Awards provided for under Section 4 and the preceding provisions of this Section 5. Subject to the provisions of this Plan, the Board will have sole and complete discretion to determine the persons to whom and the time or times at which such Other Awards will be granted, the number of shares of the Common Stock (or the cash equivalent thereof) to be granted pursuant to such Other Awards and all other terms and conditions of such Other Awards.
6. ADJUSTMENTS UPON CHANGES IN COMMON STOCK; OTHER CORPORATE EVENTS.
(a) Capitalization Adjustments. In the event of a Capitalization Adjustment, the Board shall appropriately and proportionately adjust: (i) the class(es) and maximum number of shares of the Common Stock subject to this Plan and the maximum number of shares by which the Share Reserve may annually increase pursuant to Section 2(a), (ii) the class(es) and maximum number of shares that may be issued pursuant to the exercise of Incentive Stock Options pursuant to Section 2(a), and (iii) the class(es) and number of securities and exercise price, strike price or purchase price of Common Stock subject to outstanding Awards. The Board shall make such adjustments, and its determination shall be final, binding and conclusive. Notwithstanding the foregoing, no fractional shares or rights for fractional shares of the Common Stock shall be created in order to implement any Capitalization Adjustment. The Board shall determine an equivalent benefit for any fractional shares or fractional shares that might be created by the adjustments referred to in the preceding provisions of this Section 6(a).
(b) Dissolution or Liquidation. Except as otherwise provided in the Award Agreement, in the event of a dissolution or liquidation of the Company, all outstanding Awards (other than Awards consisting of vested and outstanding shares of the Common Stock not subject to a forfeiture condition or the Company’s right of repurchase) will terminate immediately prior to the completion of such dissolution or liquidation, and the shares of the Common Stock subject to the Company’s repurchase rights or subject to a forfeiture condition may be repurchased or reacquired by the Company notwithstanding the fact that the holder of such Award is providing Continuous Service, provided, however, that the Board may determine to cause some or all Awards to become fully vested, exercisable and/or no longer subject to repurchase or forfeiture (to the extent such Awards have not previously expired or terminated) before the dissolution or liquidation is completed but contingent on its completion.
(c) Corporate Transaction. The following provisions will apply to Awards in the event of a Corporate Transaction except as set forth in Section 11, and unless otherwise provided in the instrument evidencing the Award or any other written agreement between the Company or any Affiliate and the Participant or unless otherwise expressly provided by the Board at the time of grant of an Award.
(i) Awards May Be Assumed. In the event of a Corporate Transaction, any surviving corporation or acquiring corporation (or the surviving or acquiring corporation’s parent company) may assume or continue any or all Awards outstanding under this Plan or may substitute similar awards for Awards outstanding under this Plan (including but not limited to, awards to acquire the same consideration paid to the stockholders of the Company pursuant to the Corporate Transaction), and any reacquisition or repurchase rights held by the Company in respect of Common Stock issued pursuant to Awards may be assigned by the Company to the successor of the Company (or the successor’s parent company, if any), in connection with such Corporate Transaction. A surviving corporation or acquiring corporation (or its parent) may choose to assume or continue only a portion of an Award or substitute a similar award for only a portion of an Award, or may choose to assume or continue the Awards held by some, but not all Participants. The terms of any assumption, continuation or substitution will be set by the Board.
(ii) Awards Held by Current Participants. In the event of a Corporate Transaction in which the surviving corporation or acquiring corporation (or its parent company) does not assume or continue such outstanding Awards or substitute similar awards for such outstanding Awards, then with respect to Awards that have not been assumed, continued or substituted and that are held by Participants whose Continuous Service has not terminated prior to the effective time of the Corporate Transaction (referred to as the “Current Participants”), the vesting of such Awards (and, with respect to Options and Stock Appreciation Rights, the time when such Awards may be exercised) will be accelerated in full to a date prior to the effective time of such Corporate Transaction (contingent upon the effectiveness of the Corporate Transaction) as the Board determines (or, if the Board does not determine such a date, to the date that is five days prior to the effective time of the Corporate Transaction), and such Awards will terminate if not exercised (if applicable) at or prior to the effective time of the Corporate Transaction, and any reacquisition or repurchase rights held by the Company with respect to such Awards will lapse (contingent upon the effectiveness of the Corporate Transaction). With respect to the vesting of Performance Awards that will accelerate upon the occurrence of a Corporate Transaction pursuant to this subsection (ii) and that have multiple vesting levels depending on the level of performance, unless otherwise provided in the Award Agreement, the vesting of such Performance Awards will accelerate at 100% of the target level upon the occurrence of the Corporate Transaction. With respect to the vesting of Awards that will accelerate upon the occurrence of a Corporate Transaction pursuant to this subsection (ii) and are settled in the form of a cash payment, such cash payment will be made no later than 30 days following the occurrence of the Corporate Transaction.
(iii) Awards Held by Persons other than Current Participants. In the event of a Corporate Transaction in which the surviving corporation or acquiring corporation (or its parent company) does not assume or continue such outstanding Awards or substitute similar awards for such outstanding Awards, then with respect to Awards that have not been assumed, continued or substituted and that are held by persons other than Current Participants, such Awards will terminate if not exercised (if applicable) prior to the occurrence of the Corporate Transaction; provided, however, that any reacquisition or repurchase rights held by the Company with respect to such Awards will not terminate and may continue to be exercised notwithstanding the Corporate Transaction.
(iv) Payment for Awards in Lieu of Exercise. Notwithstanding the foregoing, in the event an Award will terminate if not exercised prior to the effective time of a Corporate Transaction, the Board may provide, in its sole discretion, that the holder of such Award may not exercise such Award but will receive a payment, in such form as may be determined by the Board, equal in value, at the effective time, to the excess, if any, of (1) the value of the property the Participant would have received upon the exercise of the Award (including, at the discretion of the Board, any unvested portion of such Award), over (2) any exercise price payable by such holder in connection with such exercise.
(d) Appointment of Stockholder Representative. As a condition to the receipt of an Award under this Plan, a Participant will be deemed to have agreed that the Award will be subject to the terms of any agreement governing a Corporate Transaction involving the Company, including, without limitation, a provision for the appointment of a stockholder representative that is authorized to act on the Participant’s behalf with respect to any escrow, indemnities and any contingent consideration.
(e) No Restriction on Right to Undertake Transactions. The grant of any Award under this Plan and the issuance of shares pursuant to any Award does not affect or restrict in any way the right or power of the Company or the stockholders of the Company to make or authorize any adjustment, recapitalization, reorganization or other change in the Company’s capital structure or its business, any merger or consolidation of the Company, any issue of stock or of options, rights or options to purchase stock or of bonds, debentures, preferred or prior preference stocks whose rights are superior to or affect the Common Stock or the rights thereof or which are convertible into or exchangeable for Common Stock, or the dissolution or liquidation of the Company, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise.
7. ADMINISTRATION.
(a) Administration by Board. The Board will administer this Plan unless and until the Board delegates administration of this Plan to a Committee or Committees, as provided in subsection (c) below.
(b) Powers of Board. The Board will have the power, subject to, and within the limitations of, the express provisions of this Plan:
(i) To determine from time to time: (1) which of the persons eligible under this Plan will be granted Awards; (2) when and how each Award will be granted; (3) what type or combination of types of Award will be granted; (4) the provisions of each Award granted (which need not be identical), including the time or times when a person will be permitted to receive an issuance of Common Stock or other payment pursuant to an Award; (5) the number of shares of the Common Stock or cash equivalent with respect to which an Award will be granted to each such person; (6) the Fair Market Value applicable to an Award; and (7) the terms of any Performance Award that is not valued in whole or in part by reference to, or otherwise based on, the Common Stock, including the amount of cash payment or other property that may be earned and the timing of payment.

(ii) To construe and interpret this Plan and Awards granted under it, and to establish, amend and revoke rules and regulations for its administration. The Board, in the exercise of this power, may correct any defect, omission or inconsistency in this Plan or in any Award Agreement, in a manner and to the extent it deems necessary or expedient to make this Plan or Award fully effective.
(iii) To settle all controversies regarding this Plan and Awards granted under it.
(iv) To accelerate the time at which an Award may first be exercised or the time during which an Award or any part thereof will vest, notwithstanding the provisions in the Award Agreement stating the time at which it may first be exercised or the time during which it will vest.
(v) To prohibit the exercise of any Option, SAR or other exercisable Award during a period of up to 30 days prior to the consummation of any pending stock dividend, stock split, combination or exchange of shares, merger, consolidation or other distribution (other than normal cash dividends) of Company assets to stockholders, or any other change affecting the shares of the Common Stock or the share price of the Common Stock including any Corporate Transaction, for reasons of administrative convenience.
(vi) To suspend or terminate this Plan at any time. Suspension or termination of this Plan will not Materially Impair rights and obligations under any Award granted while this Plan is in effect except with the written consent of the affected Participant.
(vii) To amend this Plan in any respect the Board deems necessary or advisable; provided, however, that stockholder approval will be required for any amendment to the extent required by Applicable Law. Except as provided above, rights under any Award granted before amendment of this Plan will not be Materially Impaired by any amendment of this Plan unless (1) the Company requests the consent of the affected Participant, and (2) such Participant consents in writing.
(viii) To submit any amendment to this Plan for stockholder approval.
(ix) To approve forms of Award Agreements for use under this Plan and to amend the terms of any one or more Awards, including, but not limited to, amendments to provide terms more favorable to the Participant than previously provided in the Award Agreement, subject to any specified limits in this Plan that are not subject to Board discretion; provided however, that, a Participant’s rights under any Award will not be Materially Impaired by any such amendment unless (1) the Company requests the consent of the affected Participant, and (2) such Participant consents in writing.
(x) Generally, to exercise such powers and to perform such acts as the Board deems necessary or expedient to promote the best interests of the Company and that are not in conflict with the provisions of this Plan or Awards.
(xi) To adopt such procedures and sub-plans as are necessary or appropriate to permit and facilitate participation in this Plan by, or take advantage of specific tax treatment for Awards granted to, Employees, Directors or Consultants who are foreign nationals or employed outside the United States (provided that Board approval will not be necessary for immaterial modifications to this Plan or any Award Agreement to ensure or facilitate compliance with the laws of the relevant foreign jurisdiction).
(xii) To effect, at any time and from time to time, subject to the consent of any Participant whose Award is Materially Impaired by such action, (1) the reduction of the exercise price (or strike price) of any outstanding Option or SAR; (2) the cancellation of any outstanding Option or SAR and the grant in substitution therefor of (A) a new Option, SAR, Restricted Stock Award, RSU Award or Other Award, under this Plan or another equity plan of the Company, covering the same or a different number of shares of the Common Stock, (B) cash and/or (C) other valuable consideration (as determined by the Board); or (3) any other action that is treated as a repricing under generally accepted accounting principles.
(c) Delegation to Committee.
(i) General. The Board may delegate some or all of the administration of this Plan to a Committee or Committees. If administration of this Plan is delegated to a Committee, the Committee will have, in connection with the administration of this Plan, the powers theretofore possessed by the Board that have been delegated to the Committee, including the power to delegate to another Committee or a subcommittee of the Committee any of the administrative powers the Committee is authorized to exercise (and references in this Plan to the Board will thereafter be to the Committee or subcommittee), subject, however, to such resolutions, not inconsistent with the provisions of this Plan, as may be adopted from time to time by the Board. Each Committee may retain the authority to concurrently administer this Plan with Committee or subcommittee to which it has delegated its authority hereunder and may, at any time, revest in such Committee some or all of the powers previously delegated. The Board may retain the authority to concurrently administer this Plan with any Committee and may, at any time, revest in the Board some or all of the powers previously delegated.
(ii) Rule 16b-3 Compliance. To the extent an Award is intended to qualify for the exemption from Section 16(b) of the Exchange Act that is available under Rule 16b-3 of the Exchange Act, the Award will be granted by the Board or a Committee that consists solely of two or more Non-Employee Directors, as determined under Rule 16b-3(b)(3) of the Exchange Act and thereafter any action establishing or modifying the terms of the Award will be approved by the Board or a Committee meeting such requirements to the extent necessary for such exemption to remain available.
(d) Effect of Board’s Decision. All determinations, interpretations and constructions made by the Board or any Committee in good faith will not be subject to review by any person and will be final, binding and conclusive on all persons.
(e) Delegation to an Officer. The Board or any Committee may delegate to one or more Officers the authority to do one or both of the following (i) designate Employees who are not Officers to be recipients of Options and SARs (and, to the extent permitted by Applicable Law, other types of Awards) and, to the extent permitted by Applicable Law, the terms thereof, and (ii) determine the number of shares of the Common Stock to be subject to such Awards granted to such Employees; provided, however, that the resolutions or charter adopted by the Board or any Committee evidencing such delegation will specify the total number of shares of the Common Stock that may be subject to the Awards granted by such Officer and that such Officer may not grant an Award to himself or herself. Any such Awards will be granted on the applicable form of Award Agreement most recently approved for use by the Board or the Committee, unless otherwise provided in the resolutions approving the delegation authority. Notwithstanding anything to the contrary herein, neither the Board nor any Committee may delegate to an Officer who is acting solely in the capacity of an Officer (and not also as a Director) the authority to determine the Fair Market Value.
8. TAX WITHHOLDING
(a) Withholding Authorization. As a condition to acceptance of any Award under this Plan, a Participant authorizes withholding from payroll and any other amounts payable to such Participant, and otherwise agree to make adequate provision for (including), any sums required to satisfy any U.S. federal, state, local and/or foreign tax or social insurance contribution withholding obligations of the Company or an Affiliate, if any, which arise in connection with the exercise, vesting or settlement of such Award, as applicable. Accordingly, a Participant may not be able to exercise an Award even though the Award is vested, and the Company shall have no obligation to issue shares of the Common Stock subject to an Award, unless and until such obligations are satisfied.
(b) Satisfaction of Withholding Obligation. To the extent permitted by the terms of an Award Agreement, the Company may, in its sole discretion, satisfy any U.S. federal, state, local and/or foreign tax or social insurance withholding obligation relating to an Award by any of the following means or by a combination of such means: (i) causing the Participant to tender a cash payment; (ii) withholding shares of the Common Stock from the shares of the Common Stock issued or otherwise issuable to the Participant in connection with the Award; (iii) withholding cash from an Award settled in cash; (iv) withholding payment from any amounts otherwise payable to the Participant; (v) by allowing a Participant to effectuate a “cashless exercise” pursuant to a program developed under Regulation T as promulgated by the Federal Reserve Board, or (vi) by such other method as may be set forth in the Award Agreement.
(c) No Obligation to Notify or Minimize Taxes; No Liability to Claims. Except as required by Applicable Law the Company has no duty or obligation to any Participant to advise such holder as to the time or manner of exercising such Award. Furthermore, the Company has no duty or obligation to warn or otherwise advise such holder of a pending termination or expiration of an Award or a possible period in which the Award may not be exercised. The Company has no duty or obligation to minimize the tax consequences of an Award to the holder of such Award and will not be liable to any holder of an Award for any adverse tax consequences to such holder in connection with an Award. As a condition to accepting an Award under this Plan, each Participant

(i) agrees to not make any claim against the Company, or any of its Officers, Directors, Employees or Affiliates related to tax liabilities arising from such Award or other Company compensation and (ii) acknowledges that such Participant was advised to consult with his or her own personal tax, financial and other legal advisors regarding the tax consequences of the Award and has either done so or knowingly and voluntarily declined to do so. Additionally, each Participant acknowledges any Option or SAR granted under this Plan is exempt from Section 409A only if the exercise or strike price is at least equal to the “fair market value” of the Common Stock on the date of grant as determined by the Internal Revenue Service and there is no other impermissible deferral of compensation associated with the Award. Additionally, as a condition to accepting an Option or SAR granted under this Plan, each Participant agrees not make any claim against the Company, or any of its Officers, Directors, Employees or Affiliates in the event that the Internal Revenue Service asserts that such exercise price or strike price is less than the “fair market value” of the Common Stock on the date of grant as subsequently determined by the Internal Revenue Service.
(d) Withholding Indemnification. As a condition to accepting an Award under this Plan, in the event that the amount of the Company’s and/or its Affiliate’s withholding obligation in connection with such Award was greater than the amount actually withheld by the Company and/or its Affiliates, each Participant agrees to indemnify and hold the Company and/or its Affiliates harmless from any failure by the Company and/or its Affiliates to withhold the proper amount.
9. MISCELLANEOUS.
(a) Source of Shares. The stock issuable under this Plan will be shares of authorized but unissued or reacquired shares of the Common Stock, including shares repurchased by the Company on the open market or otherwise.
(b) Use of Proceeds from Sales of the Common Stock. Proceeds from the sale of shares of the Common Stock pursuant to Awards will constitute general funds of the Company.
(c) Corporate Action Constituting Grant of Awards. Corporate action constituting a grant by the Company of an Award to any Participant will be deemed completed as of the date of such corporate action, unless otherwise determined by the Board, regardless of when the instrument, certificate, or letter evidencing the Award is communicated to, or actually received or accepted by, the Participant. In the event that the corporate records (e.g., Board consents, resolutions or minutes) documenting the corporate action approving the grant contain terms (e.g., exercise price, vesting schedule or number of shares) that are inconsistent with those in the Award Agreement or related grant documents as a result of a clerical error in the Award Agreement or related grant documents, the corporate records will control and the Participant will have no legally binding right to the incorrect term in the Award Agreement or related grant documents.
(d) Stockholder Rights. No Participant will be deemed to be the holder of, or to have any of the rights of a holder with respect to, any shares of the Common Stock subject to such Award unless and until (i) such Participant has satisfied all requirements for exercise of the Award pursuant to its terms, if applicable, and (ii) the issuance of the Common Stock subject to such Award is reflected in the records of the Company.
(e) No Employment or Other Service Rights. Nothing in this Plan, any Award Agreement or any other instrument executed thereunder or in connection with any Award granted pursuant thereto will confer upon any Participant any right to continue to serve the Company or an Affiliate in the capacity in effect at the time the Award was granted or affect the right of the Company or an Affiliate to terminate at will and without regard to any future vesting opportunity that a Participant may have with respect to any Award (i) the employment of an Employee with or without notice and with or without cause, (ii) the service of a Consultant pursuant to the terms of such Consultant’s agreement with the Company or an Affiliate, or (iii) the service of a Director pursuant to the Bylaws of the Company or an Affiliate, and any applicable provisions of the corporate law of the state or foreign jurisdiction in which the Company or the Affiliate is incorporated, as the case may be. Further, nothing in this Plan, any Award Agreement or any other instrument executed thereunder or in connection with any Award will constitute any promise or commitment by the Company or an Affiliate regarding the fact or nature of future positions, future work assignments, future compensation or any other term or condition of employment or service or confer any right or benefit under the Award or this Plan unless such right or benefit has specifically accrued under the terms of the Award Agreement and/or Plan.
(f) Change in Time Commitment. In the event a Participant’s regular level of time commitment in the performance of his or her services for the Company and any Affiliates is reduced (for example, and without limitation, if the Participant is an Employee of the Company and the Employee has a change in status from a full-time Employee to a part-time Employee or takes an extended leave of absence) after the date of grant of any Award to the Participant, the Board may determine, to the extent permitted by Applicable Law, to (i) make a corresponding reduction in the number of shares or cash amount subject to any portion of such Award that is scheduled to vest or become payable after the date of such change in time commitment, and (ii) in lieu of or in combination with such a reduction, extend the vesting or payment schedule applicable to such Award. In the event of any such reduction, the Participant will have no right with respect to any portion of the Award that is so reduced or extended.
(g) Execution of Additional Documents. As a condition to accepting an Award under this Plan, the Participant agrees to execute any additional documents or instruments necessary or desirable, as determined in the Plan Administrator’s sole discretion, to carry out the purposes or intent of the Award, or facilitate compliance with securities and/or other regulatory requirements, in each case at the Plan Administrator’s request.
(h) Electronic Delivery and Participation. Any reference herein or in an Award Agreement to a “written” agreement or document will include any agreement or document delivered electronically, filed publicly at www.sec.gov (or any successor website thereto) or posted on the Company’s intranet (or other shared electronic medium controlled by the Company to which the Participant has access). By accepting any Award the Participant consents to receive documents by electronic delivery and to participate in this Plan through any on-line electronic system established and maintained by the Plan Administrator or another third party selected by the Plan Administrator. The form of delivery of any Common Stock (e.g., a stock certificate or electronic entry evidencing such shares) shall be determined by the Company.
(i) Clawback/Recovery. All Awards granted under this Plan will be subject to recoupment in accordance with any clawback policy that the Company is required to adopt pursuant to the listing standards of any national securities exchange or association on which the Company’s securities are listed or as is otherwise required by the Dodd-Frank Wall Street Reform and Consumer Protection Act or other Applicable Law and any clawback policy that the Company otherwise adopts, to the extent applicable and permissible under Applicable Law. In addition, the Board may impose such other clawback, recovery or recoupment provisions in an Award Agreement as the Board determines necessary or appropriate, including but not limited to a reacquisition right in respect of previously acquired shares of the Common Stock or other cash or property upon the occurrence of Cause. No recovery of compensation under such a clawback policy will be an event giving rise to a Participant’s right to voluntary terminate employment upon a “resignation for good reason,” or for a “constructive termination” or any similar term under any plan of or agreement with the Company.
(j) Securities Law Compliance. A Participant will not be issued any shares in respect of an Award unless either (i) the shares are registered under the Securities Act; or (ii) the Company has determined that such issuance would be exempt from the registration requirements of the Securities Act. Each Award also must comply with other Applicable Law governing the Award, and a Participant will not receive such shares if the Company determines that such receipt would not be in material compliance with Applicable Law.
(k) Transfer or Assignment of Awards; Issued Shares. Except as expressly provided in this Plan or the form of Award Agreement, Awards granted under this Plan may not be transferred or assigned by the Participant. After the vested shares subject to an Award have been issued, or in the case of Restricted Stock and similar awards, after the issued shares have vested, the holder of such shares is free to assign, hypothecate, donate, encumber or otherwise dispose of any interest in such shares provided that any such actions are in compliance with the provisions herein, the terms of the Trading Policy and Applicable Law.
(l) Effect on Other Employee Benefit Plans. The value of any Award granted under this Plan, as determined upon grant, vesting or settlement, shall not be included as compensation, earnings, salaries, or other similar terms used when calculating any Participant’s benefits under any employee benefit plan sponsored by the Company or any Affiliate, except as such plan otherwise expressly provides. The Company expressly reserves its rights to amend, modify, or terminate any of the Company’s or any Affiliate’s employee benefit plans.
(m) Deferrals. To the extent permitted by Applicable Law, the Board, in its sole discretion, may determine that the delivery of Common Stock or the payment of cash, upon the exercise, vesting or settlement of all or a portion of any Award may be deferred and may also establish programs and procedures for deferral elections to be made by Participants. Deferrals by will be made in accordance with the requirements of Section 409A.

(n) Section 409A. Unless otherwise expressly provided for in an Award Agreement, this Plan and Award Agreements will be interpreted to the greatest extent possible in a manner that makes this Plan and the Awards granted hereunder exempt from Section 409A, and, to the extent not so exempt, in compliance with the requirements of Section 409A. If the Board determines that any Award granted hereunder is not exempt from and is therefore subject to Section 409A, the Award Agreement evidencing such Award will incorporate the terms and conditions necessary to avoid the consequences specified in Section 409A(a)(1) of the Code, and to the extent an Award Agreement is silent on terms necessary for compliance, such terms are hereby incorporated by reference into the Award Agreement. Notwithstanding anything to the contrary in this Plan (and unless the Award Agreement specifically provides otherwise), if the shares of the Common Stock are publicly traded, and if a Participant holding an Award that constitutes “deferred compensation” under Section 409A is a “specified employee” for purposes of Section 409A, no distribution or payment of any amount that is due because of a “separation from service” (as defined in Section 409A without regard to alternative definitions thereunder) will be issued or paid before the date that is six months and one day following the date of such Participant’s “separation from service” or, if earlier, the date of the Participant’s death, unless such distribution or payment can be made in a manner that complies with Section 409A, and any amounts so deferred will be paid in a lump sum on the day after such six month period elapses, with the balance paid thereafter on the original schedule.
(o) Choice of Law. This Plan and any controversy arising out of or relating to this Plan shall be governed by, and construed in accordance with, the internal laws of the State of Delaware, without regard to conflict of law principles that would result in any application of any law other than the law of the State of Delaware.
10. COVENANTS OF THE COMPANY.
(a) Compliance with Law. The Company will seek to obtain from each regulatory commission or agency, as may be deemed to be necessary, having jurisdiction over this Plan such authority as may be required to grant Awards and to issue and sell shares of the Common Stock upon exercise or vesting of the Awards; provided, however, that this undertaking will not require the Company to register under the Securities Act this Plan, any Award or any Common Stock issued or issuable pursuant to any such Award. If, after reasonable efforts and at a reasonable cost, the Company is unable to obtain from any such regulatory commission or agency the authority that counsel for the Company deems necessary or advisable for the lawful issuance and sale of Common Stock under this Plan, the Company will be relieved from any liability for failure to issue and sell Common Stock upon exercise or vesting of such Awards unless and until such authority is obtained. A Participant is not eligible for the grant of an Award or the subsequent issuance of Common Stock pursuant to the Award if such grant or issuance would be in violation of any Applicable Law.
11. ADDITIONAL RULES FOR AWARDS SUBJECT TO SECTION 409A.
(a) Application. Unless the provisions of this Section 11 of this Plan are expressly superseded by the provisions in the form of Award Agreement, the provisions of this Section 11 shall apply and shall supersede anything to the contrary set forth in the Award Agreement for a Non-Exempt Award.
(b) Non-Exempt Awards Subject to Non-Exempt Severance Arrangements. To the extent a Non-Exempt Award is subject to Section 409A due to application of a Non-Exempt Severance Arrangement, the following provisions of this subsection (b) apply.
(i) If the Non-Exempt Award vests in the ordinary course during the Participant’s Continuous Service in accordance with the vesting schedule set forth in the Award Agreement, and does not accelerate vesting under the terms of a Non-Exempt Severance Arrangement, in no event will the shares be issued in respect of such Non-Exempt Award any later than the later of: (i) December 31st of the calendar year that includes the applicable vesting date, or (ii) the 60th day that follows the applicable vesting date.
(ii) If vesting of the Non-Exempt Award accelerates under the terms of a Non-Exempt Severance Arrangement in connection with the Participant’s Separation from Service, and such vesting acceleration provisions were in effect as of the date of grant of the Non-Exempt Award and, therefore, are part of the terms of such Non-Exempt Award as of the date of grant, then the shares will be earlier issued in settlement of such Non-Exempt Award upon the Participant’s Separation from Service in accordance with the terms of the Non-Exempt Severance Arrangement, but in no event later than the 60th day that follows the date of the Participant’s Separation from Service. However, if at the time the shares would otherwise be issued the Participant is subject to the distribution limitations contained in Section 409A applicable to “specified employees,” as defined in Section 409A(a)(2)(B)(i) of the Code, such shares shall not be issued before the date that is six months following the date of such Participant’s Separation from Service, or, if earlier, the date of the Participant’s death that occurs within such six month period.
(iii) If vesting of a Non-Exempt Award accelerates under the terms of a Non-Exempt Severance Arrangement in connection with a Participant’s Separation from Service, and such vesting acceleration provisions were not in effect as of the date of grant of the Non-Exempt Award and, therefore, are not a part of the terms of such Non-Exempt Award on the date of grant, then such acceleration of vesting of the Non-Exempt Award shall not accelerate the issuance date of the shares, but the shares shall instead be issued on the same schedule as set forth in the Grant Notice as if they had vested in the ordinary course during the Participant’s Continuous Service, notwithstanding the vesting acceleration of the Non-Exempt Award. Such issuance schedule is intended to satisfy the requirements of payment on a specified date or pursuant to a fixed schedule, as provided under Treasury Regulations Section 1.409A-3(a)(4).
(c) Treatment of Non-Exempt Awards Upon a Corporate Transaction for Employees and Consultants. The provisions of this subsection (c) shall apply and shall supersede anything to the contrary set forth in this Plan with respect to the permitted treatment of any Non-Exempt Award in connection with a Corporate Transaction if the Participant was either an Employee or Consultant upon the applicable date of grant of the Non-Exempt Award.
(i) Vested Non-Exempt Awards. The following provisions shall apply to any Vested Non-Exempt Award in connection with a Corporate Transaction:
(1) If the Corporate Transaction is also a Section 409A Change in Control then the Acquiring Entity may not assume, continue or substitute the Vested Non- Exempt Award. Upon the Section 409A Change in Control the settlement of the Vested Non-Exempt Award will automatically be accelerated and the shares will be immediately issued in respect of the Vested Non-Exempt Award. Alternatively, the Company may instead provide that the Participant will receive a cash settlement equal to the Fair Market Value of the shares that would otherwise be issued to the Participant upon the Section 409A Change in Control.
(2) If the Corporate Transaction is not also a Section 409A Change in Control, then the Acquiring Entity must either assume, continue or substitute each Vested Non-Exempt Award. The shares to be issued in respect of the Vested Non-Exempt Award shall be issued to the Participant by the Acquiring Entity on the same schedule that the shares would have been issued to the Participant if the Corporate Transaction had not occurred. In the Acquiring Entity’s discretion, in lieu of an issuance of shares, the Acquiring Entity may instead substitute a cash payment on each applicable issuance date, equal to the Fair Market Value of the shares that would otherwise be issued to the Participant on such issuance dates, with the determination of the Fair Market Value of the shares made on the date of the Corporate Transaction.
(ii) Unvested Non-Exempt Awards. The following provisions shall apply to any Unvested Non-Exempt Award unless otherwise determined by the Board pursuant to subsection (e) of this Section.
(1) In the event of a Corporate Transaction, the Acquiring Entity shall assume, continue or substitute any Unvested Non-Exempt Award. Unless otherwise determined by the Board, any Unvested Non-Exempt Award will remain subject to the same vesting and forfeiture restrictions that were applicable to the Award prior to the Corporate Transaction. The shares to be issued in respect of any Unvested Non-Exempt Award shall be issued to the Participant by the Acquiring Entity on the same schedule that the shares would have been issued to the Participant if the Corporate Transaction had not occurred. In the Acquiring Entity’s discretion, in lieu of an issuance of shares, the Acquiring Entity may instead substitute a cash payment on each applicable issuance date, equal to the Fair Market Value of the shares that would otherwise be issued to the Participant on such issuance dates, with the determination of Fair Market Value of the shares made on the date of the Corporate Transaction.
(2) If the Acquiring Entity will not assume, substitute or continue any Unvested Non-Exempt Award in connection with a Corporate Transaction, then such Award shall automatically terminate and be forfeited upon the Corporate Transaction with no consideration payable to any Participant in respect of such forfeited Unvested Non-Exempt Award. Notwithstanding the foregoing, to the extent permitted and in compliance with the requirements of Section 409A, the Board may in its discretion determine to elect to accelerate the vesting and settlement of the Unvested Non-Exempt Award upon the Corporate Transaction, or instead substitute a cash payment equal to the Fair Market Value of such shares that would otherwise be issued to the Participant, as further provided in subsection (e)(ii) below. In the absence of such discretionary election by the Board, any Unvested Non-Exempt Award shall be forfeited without payment of any consideration to the affected Participants if the Acquiring Entity will not assume, substitute or continue the Unvested Non-Exempt Awards in connection with the Corporate Transaction.
(3) The foregoing treatment shall apply with respect to all Unvested Non-Exempt Awards upon any Corporate Transaction, and regardless of whether or not such Corporate Transaction is also a Section 409A Change in Control.
(d) Treatment of Non-Exempt Awards Upon a Corporate Transaction for Non-Employee Directors. The following provisions of this subsection (d) shall apply and shall supersede anything to the contrary that may be set forth in this Plan with respect to the permitted treatment of a Non-Exempt Director Award in connection with a Corporate Transaction.
(i) If the Corporate Transaction is also a Section 409A Change in Control then the Acquiring Entity may not assume, continue or substitute the Non-Exempt Director Award. Upon the Section 409A Change in Control the vesting and settlement of any Non-Exempt Director Award will automatically be accelerated and the shares will be immediately issued to the Participant in respect of the Non-Exempt Director Award. Alternatively, the Company may provide that the Participant will instead receive a cash settlement equal to the Fair Market Value of the shares that would otherwise be issued to the Participant upon the Section 409A Change in Control pursuant to the preceding provision.
(ii) If the Corporate Transaction is not also a Section 409A Change in Control, then the Acquiring Entity must either assume, continue or substitute the Non-Exempt Director Award. Unless otherwise determined by the Board, the Non-Exempt Director Award will remain subject to the same vesting and forfeiture restrictions that were applicable to the Award prior to the Corporate Transaction. The shares to be issued in respect of the Non-Exempt Director Award shall be issued to the Participant by the Acquiring Entity on the same schedule that the shares would have been issued to the Participant if the Corporate Transaction had not occurred. In the Acquiring Entity’s discretion, in lieu of an issuance of shares, the Acquiring Entity may instead substitute a cash payment on each applicable issuance date, equal to the Fair Market Value of the shares that would otherwise be issued to the Participant on such issuance dates, with the determination of Fair Market Value made on the date of the Corporate Transaction.
(e) If the RSU Award is a Non-Exempt Award, then the provisions in this Section 11(e) shall apply and supersede anything to the contrary that may be set forth in this Plan or the Award Agreement with respect to the permitted treatment of such Non-Exempt Award:
(i) Any exercise by the Board of discretion to accelerate the vesting of a Non-Exempt Award shall not result in any acceleration of the scheduled issuance dates for the shares in respect of the Non-Exempt Award unless earlier issuance of the shares upon the applicable vesting dates would be in compliance with the requirements of Section 409A.
(ii) The Company explicitly reserves the right to earlier settle any Non-Exempt Award to the extent permitted and in compliance with the requirements of Section 409A, including pursuant to any of the exemptions available in Treasury Regulations Section 1.409A-3(j)(4)(ix).
(iii) To the extent the terms of any Non-Exempt Award provide that it will be settled upon a Change in Control or Corporate Transaction, to the extent it is required for compliance with the requirements of Section 409A, the Change in Control or Corporate Transaction event triggering settlement must also constitute a Section 409A Change in Control. To the extent the terms of a Non-Exempt Award provides that it will be settled upon a termination of employment or termination of Continuous Service, to the extent it is required for compliance with the requirements of Section 409A, the termination event triggering settlement must also constitute a Separation From Service. However, if at the time the shares would otherwise be issued to a Participant in connection with a “separation from service” such Participant is subject to the distribution limitations contained in Section 409A applicable to “specified employees,” as defined in Section 409A(a)(2)(B)(i) of the Code, such shares shall not be issued before the date that is six months following the date of the Participant’s Separation From Service, or, if earlier, the date of the Participant’s death that occurs within such six month period.
(iv) The provisions in this subsection (e) for delivery of the shares in respect of the settlement of a RSU Award that is a Non-Exempt Award are intended to comply with the requirements of Section 409A so that the delivery of the shares to the Participant in respect of such Non-Exempt Award will not trigger the additional tax imposed under Section 409A, and any ambiguities herein will be so interpreted.
12. SEVERABILITY.
If all or any part of this Plan or any Award Agreement is declared by any court or governmental authority to be unlawful or invalid, such unlawfulness or invalidity shall not invalidate any portion of this Plan or such Award Agreement not declared to be unlawful or invalid. Any Section of this Plan or any Award Agreement (or part of such a Section) so declared to be unlawful or invalid shall, if possible, be construed in a manner which will give effect to the terms of such Section or part of a Section to the fullest extent possible while remaining lawful and valid.
13. TERMINATION OF THE PLAN.
The Board may suspend or terminate this Plan at any time. No Incentive Stock Options may be granted after the tenth anniversary of the earlier of: (i) the Adoption Date, or (ii) the date this Plan is approved by the Company’s stockholders. No Awards may be granted under this Plan while this Plan is suspended or after it is terminated.
14. DEFINITIONS.
As used in this Plan, the following definitions apply to the capitalized terms indicated below:
(a) “Acquiring Entity” means the surviving or acquiring corporation (or its parent company) in connection with a Corporate Transaction.
(b) “Adoption Date” means the date this Plan is first approved by the Board or Compensation Committee.
(c) “Affiliate” means, at the time of determination, any “parent” or “subsidiary” of the Company as such terms are defined in Rule 405 promulgated under the Securities Act. The Board may determine the time or times at which “parent” or “subsidiary” status is determined within the foregoing definition.
(d) “Applicable Law” means shall mean any applicable securities, federal, state, foreign, material local or municipal or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, listing rule, regulation, judicial decision, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (including under the authority of any applicable self-regulating organization such as the Nasdaq Stock Market, New York Stock Exchange, or the Financial Industry Regulatory Authority). (e)“Award” means any right to receive Common Stock, cash or other property granted under this Plan (including an Incentive Stock Option, a Nonstatutory Stock Option, a Restricted Stock Award, a RSU Award, a SAR, a Performance Award or any Other Award).
(f) “Award Agreement” means a written agreement between the Company and a Participant evidencing the terms and conditions of an Award. The Award Agreement generally consists of the Grant Notice and the agreement containing the written summary of the general terms and conditions applicable to the Award and which is provided to a Participant along with the Grant Notice.
(g) “Board” means the Board of Directors of the Company (or its designee). Any decision or determination made by the Board shall be a decision or determination that is made in the sole discretion of the Board (or its designee), and such decision or determination shall be final and binding on all Participants.
(h) “Capitalization Adjustment” means any change that is made in, or other events that occur with respect to, the Common Stock subject to this Plan or subject to any Award after the Effective Date without the receipt of consideration by the Company through merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, stock split, reverse stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or any similar equity restructuring transaction, as that term is used in Statement of Financial Accounting Standards Board Accounting Standards Codification Topic 718 (or any successor thereto). Notwithstanding the foregoing, the conversion of any convertible securities of the Company will not be treated as a Capitalization Adjustment.
(i) “Cause” has the meaning ascribed to such term in any written agreement between the Participant and the Company defining such term and, in the absence of such agreement, such term means, with respect to a Participant, the occurrence of any of the following events: (i) such Participant’s attempted commission of, or participation in, a fraud or act of dishonesty against the Company; (ii) such Participant’s intentional, material violation of any contract or agreement between the Participant and the Company or of any statutory duty owed to the Company; (iii) such Participant’s unauthorized use or disclosure of the Company’s confidential information or trade secrets; or (iv) such Participant’s gross misconduct. The determination that a termination of the Participant’s Continuous Service is either for Cause or without Cause will be made by the Board with respect to Participants who are executive officers of the Company and by the Company’s Chief Executive Officer with respect to Participants who are not executive officers of the Company. Any determination by the Company that the Continuous Service of a Participant was terminated with or without Cause for the purposes of outstanding Awards held by such Participant will have no effect upon any determination of the rights or obligations of the Company or such Participant for any other purpose.
(j) “Change in Control” means the occurrence, in a single transaction or in a series of related transactions, of any one or more of the following events; provided, however, to the extent necessary to avoid adverse personal income tax consequences to the Participant in connection with an Award, also constitutes a Section 409A Change in Control:
(i) any Exchange Act Person becomes the Owner, directly or indirectly, of securities of the Company representing more than 50% of the combined voting power of the Company’s then outstanding securities other than by virtue of a merger, consolidation or similar transaction. Notwithstanding the foregoing, a Change in Control shall not be deemed to occur (A) on account of the acquisition of securities of the Company directly from the Company, (B) on account of the acquisition of securities of the Company by an investor, any affiliate thereof or any other Exchange Act Person that acquires the Company’s securities in a transaction or series of related transactions the primary purpose of which is to obtain financing for the Company through the issuance of equity securities, or (C) solely because the level of Ownership held by any Exchange Act Person (the “Subject Person”) exceeds the designated percentage threshold of the outstanding voting securities as a result of a repurchase or other acquisition of voting securities by the Company reducing the number of shares outstanding, provided that if a Change in Control would occur (but for the operation of this sentence) as a result of the acquisition of voting securities by the Company, and after such share acquisition, the Subject Person becomes the Owner of any additional voting securities that, assuming the repurchase or other acquisition had not occurred, increases the percentage of the then outstanding voting securities Owned by the Subject Person over the designated percentage threshold, then a Change in Control shall be deemed to occur;
(ii) there is consummated a merger, consolidation or similar transaction involving (directly or indirectly) the Company and, immediately after the consummation of such merger, consolidation or similar transaction, the stockholders of the Company immediately prior thereto do not Own, directly or indirectly, either (A) outstanding voting securities representing more than 50% of the combined outstanding voting power of the surviving Entity in such merger, consolidation or similar transaction or (B) more than 50% of the combined outstanding voting power of the parent of the surviving Entity in such merger, consolidation or similar transaction, in each case in substantially the same proportions as their Ownership of the outstanding voting securities of the Company immediately prior to such transaction;
(iii) the stockholders of the Company approve or the Board approves a plan of complete dissolution or liquidation of the Company, or a complete dissolution or liquidation of the Company shall otherwise occur, except for a liquidation into a parent corporation;
(iv) there is consummated a sale, lease, exclusive license or other disposition of all or substantially all of the consolidated assets of the Company and its Subsidiaries, other than a sale, lease, license or other disposition of all or substantially all of the consolidated assets of the Company and its Subsidiaries to an

Entity, more than 50% of the combined voting power of the voting securities of which are Owned by stockholders of the Company in substantially the same proportions as their Ownership of the outstanding voting securities of the Company immediately prior to such sale, lease, license or other disposition; or
(v) individuals who, on the date this Plan is adopted by the Board, are members of the Board (the “Incumbent Board”) cease for any reason to constitute at least a majority of the members of the Board; provided, however, that if the appointment or election (or nomination for election) of any new Board member was approved or recommended by a majority vote of the members of the Incumbent Board then still in office, such new member shall, for purposes of this Plan, be considered as a member of the Incumbent Board.
Notwithstanding the foregoing or any other provision of this Plan, (A) the term Change in Control shall not include a sale of assets, merger or other transaction effected exclusively for the purpose of changing the domicile of the Company, (B) the transactions contemplated by the Merger Agreement shall not constitute a Change in Control for purposes of this Plan and (C) the definition of Change in Control (or any analogous term) in an individual written agreement between the Company or any Affiliate and the Participant shall supersede the foregoing definition with respect to Awards subject to such agreement; provided, however, that if no definition of Change in Control or any analogous term is set forth in such an individual written agreement, the foregoing definition shall apply.
(k) “Code” means the Internal Revenue Code of 1986, as amended, including any applicable regulations and guidance thereunder.
(l) “Committee” means the Compensation Committee and any other committee of one or more Directors to whom authority has been delegated by the Board or Compensation Committee in accordance with this Plan.
(m) “Common Stock” means the common stock of the Company.
(n) “Company” means Ocuphire Pharma, Inc., a Delaware corporation.
(o) “Compensation Committee” means the Compensation Committee of the Board.
(p) “Consultant” means any person, including an advisor, who is (i) engaged by the Company or an Affiliate to render consulting or advisory services and is compensated for such services, or (ii) serving as a member of the board of directors of an Affiliate and is compensated for such services. However, service solely as a Director, or payment of a fee for such service, will not cause a Director to be considered a “Consultant” for purposes of this Plan. Notwithstanding the foregoing, a person is treated as a Consultant under this Plan only if a Form S-8 Registration Statement under the Securities Act is available to register either the offer or the sale of the Company’s securities to such person.
(q) “Continuous Service” means that the Participant’s service with the Company or an Affiliate, whether as an Employee, Director or Consultant, is not interrupted or terminated. A change in the capacity in which the Participant renders service to the Company or an Affiliate as an Employee, Director or Consultant or a change in the Entity for which the Participant renders such service, provided that there is no interruption or termination of the Participant’s service with the Company or an Affiliate, will not terminate a Participant’s Continuous Service; provided, however, that if the Entity for which a Participant is rendering services ceases to qualify as an Affiliate, as determined by the Board, such Participant’s Continuous Service will be considered to have terminated on the date such Entity ceases to qualify as an Affiliate. For example, a change in status from an Employee of the Company to a Consultant of an Affiliate or to a Director will not constitute an interruption of Continuous Service. To the extent permitted by law, the Board or the chief executive officer of the Company, in that party’s sole discretion, may determine whether Continuous Service will be considered interrupted in the case of (i) any leave of absence approved by the Board or chief executive officer, including sick leave, military leave or any other personal leave, or (ii) transfers between the Company, an Affiliate, or their successors. Notwithstanding the foregoing, a leave of absence will be treated as Continuous Service for purposes of vesting in an Award only to such extent as may be provided in the Company’s leave of absence policy, in the written terms of any leave of absence agreement or policy applicable to the Participant, or as otherwise required by law. In addition, to the extent required for exemption from or compliance with Section 409A, the determination of whether there has been a termination of Continuous Service will be made, and such term will be construed, in a manner that is consistent with the definition of “separation from service” as defined under Treasury Regulation Section 1.409A-1(h) (without regard to any alternative definition thereunder).

(r) “Corporate Transaction” means the consummation, in a single transaction or in a series of related transactions, of any one or more of the following events:
(i) a sale or other disposition of all or substantially all, as determined by the Board, of the consolidated assets of the Company and its Subsidiaries;
(ii) a sale or other disposition of at least 50% of the outstanding securities of the Company;
(iii) a merger, consolidation or similar transaction following which the Company is not the surviving corporation; or
(iv) a merger, consolidation or similar transaction following which the Company is the surviving corporation but the shares of the Common Stock outstanding immediately preceding the merger, consolidation or similar transaction are converted or exchanged by virtue of the merger, consolidation or similar transaction into other property, whether in the form of securities, cash or otherwise.
(s) “Director” means a member of the Board.
(t) “determine” or “determined” means as determined by the Board or the Committee (or its designee) in its sole discretion.
(u) “Disability” means, with respect to a Participant, such Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than 12 months, as provided in Section 22(e)(3) of the Code, and will be determined by the Board on the basis of such medical evidence as the Board deems warranted under the circumstances.
(v) “Effective Date” means the effective date of this Plan document, which is the date of the closing of the transactions contemplated by the Agreement and Plan of Merger and Reorganization among the Company, Razor Merger Sub, Inc. and Ocuphire Pharma, Inc. dated as of June 17, 2020 (the “Merger Agreement”), provided that this Plan is approved by the Company’s stockholders on or prior to such date.
(w) “Employee” means any person employed by the Company or an Affiliate. However, service solely as a Director, or payment of a fee for such services, will not cause a Director to be considered an “Employee” for purposes of this Plan.
(x) “Employer” means the Company or the Affiliate of the Company that employs the Participant.
(y) “Entity” means a corporation, partnership, limited liability company or other entity.
(z) “Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.
(aa) “Exchange Act Person” means any natural person, Entity or “group” (within the meaning of Section 13(d) or 14(d) of the Exchange Act), except that “Exchange Act Person” will not include (i) the Company or any Subsidiary of the Company, (ii) any employee benefit plan of the Company or any Subsidiary of the Company or any trustee or other fiduciary holding securities under an employee benefit plan of the Company or any Subsidiary of the Company, (iii) an underwriter temporarily holding securities pursuant to a registered public offering of such securities, (iv) an Entity Owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their Ownership of stock of the Company; or (v) any natural person, Entity or “group” (within the meaning of Section 13(d) or 14(d) of the Exchange Act) that, as of the Effective Date, is the Owner, directly or indirectly, of securities of the Company representing more than 50% of the combined voting power of the Company’s then outstanding securities.
(bb) “Fair Market Value” means, as of any date, unless otherwise determined by the Board, the value of the Common Stock (as determined on a per share or aggregate basis, as applicable) determined as follows:
(i) If the Common Stock is listed on any established stock exchange or traded on any established market, the Fair Market Value will be the closing sales price for such stock as quoted on such exchange or market (or the exchange or market with the greatest volume of trading in the Common Stock) on the date of determination, as reported in a source the Board deems reliable.

(ii) If there is no closing sales price for the Common Stock on the date of determination, then the Fair Market Value will be the closing selling price on the last preceding date for which such quotation exists.
(iii) In the absence of such markets for the Common Stock, or if otherwise determined by the Board, the Fair Market Value will be determined by the Board in good faith and in a manner that complies with Sections 409A and 422 of the Code.
(cc) “Governmental Body” means any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; (c) governmental or regulatory body, or quasi-governmental body of any nature (including any governmental division, department, administrative agency or bureau, commission, authority, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal, and for the avoidance of doubt, any Tax authority) or other body exercising similar powers or authority; or (d) self-regulatory organization (including the Nasdaq Stock Market, New York Stock Exchange, and the Financial Industry Regulatory Authority).
(dd) “Grant Notice” means the notice provided to a Participant that he or she has been granted an Award under this Plan and which includes the name of the Participant, the type of Award, the date of grant of the Award, number of shares of the Common Stock subject to the Award or potential cash payment right, (if any), the vesting schedule for the Award (if any) and other key terms applicable to the Award.
(ee) “Incentive Stock Option” means an option granted pursuant to Section 4 of this Plan that is intended to be, and qualifies as, an “incentive stock option” within the meaning of Section 422 of the Code.
(ff) “Materially Impair” means any amendment to the terms of the Award that materially adversely affects the Participant’s rights under the Award. A Participant’s rights under an Award will not be deemed to have been Materially Impaired by any such amendment if the Board, in its sole discretion, determines that the amendment, taken as a whole, does not materially impair the Participant’s rights. For example, the following types of amendments to the terms of an Award do not Materially Impair the Participant’s rights under the Award: (i) imposition of reasonable restrictions on the minimum number of shares subject to an Option that may be exercised, (ii) to maintain the qualified status of the Award as an Incentive Stock Option under Section 422 of the Code; (iii) to change the terms of an Incentive Stock Option in a manner that disqualifies, impairs or otherwise affects the qualified status of the Award as an Incentive Stock Option under Section 422 of the Code; (iv) to clarify the manner of exemption from, or to bring the Award into compliance with or qualify it for an exemption from, Section 409A; or (v) to comply with other Applicable Laws.
(gg) “Non-Employee Director” means a Director who either (i) is not a current employee or officer of the Company or an Affiliate, does not receive compensation, either directly or indirectly, from the Company or an Affiliate for services rendered as a consultant or in any capacity other than as a Director (except for an amount as to which disclosure would not be required under Item 404(a) of Regulation S-K promulgated pursuant to the Securities Act (“Regulation S-K”)), does not possess an interest in any other transaction for which disclosure would be required under Item 404(a) of Regulation S-K, and is not engaged in a business relationship for which disclosure would be required pursuant to Item 404(b) of Regulation S-K; or (ii) is otherwise considered a “non-employee director” for purposes of Rule 16b-3.
(hh) “Non-Exempt Award” means any Award that is subject to, and not exempt from, Section 409A, including as the result of (i) a deferral of the issuance of the shares subject to the Award which is elected by the Participant or imposed by the Company or (ii) the terms of any Non-Exempt Severance Agreement.
(ii) “Non-Exempt Director Award” means a Non-Exempt Award granted to a Participant who was a Director but not an Employee on the applicable grant date.
(jj) “Non-Exempt Severance Arrangement” means a severance arrangement or other agreement between the Participant and the Company that provides for acceleration of vesting of an Award and issuance of the shares in respect of such Award upon the Participant’s termination of employment or separation from service (as such term is defined in Section 409A(a)(2)(A)(i) of the Code (and without regard to any alternative definition thereunder) (“Separation from Service”) and such severance benefit does not satisfy the requirements for an exemption from application of Section 409A provided under Treasury Regulations Section 1.409A-1(b)(4), 1.409A-1(b)(9) or otherwise.

(kk) “Nonstatutory Stock Option” means any option granted pursuant to Section 4 of this Plan that does not qualify as an Incentive Stock Option.
(ll) “Officer” means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act.
(mm) “Option” means an Incentive Stock Option or a Nonstatutory Stock Option to purchase shares of the Common Stock granted pursuant to this Plan.
(nn) “Option Agreement” means a written agreement between the Company and the Optionholder evidencing the terms and conditions of the Option grant. The Option Agreement includes the Grant Notice for the Option and the agreement containing the written summary of the general terms and conditions applicable to the Option and which is provided to a Participant along with the Grant Notice. Each Option Agreement will be subject to the terms and conditions of this Plan.
(oo) “Optionholder” means a person to whom an Option is granted pursuant to this Plan or, if applicable, such other person who holds an outstanding Option.
(pp) “Other Award” means an award valued in whole or in part by reference to, or otherwise based on, Common Stock, including the appreciation in value thereof (e.g., options or stock rights with an exercise price or strike price less than 100% of the Fair Market Value at the time of grant) that is not an Incentive Stock Options, Nonstatutory Stock Option, SAR, Restricted Stock Award, RSU Award or Performance Award.
(qq) “Other Award Agreement” means a written agreement between the Company and a holder of an Other Award evidencing the terms and conditions of an Other Award grant. Each Other Award Agreement will be subject to the terms and conditions of this Plan.
(rr) “Own,” “Owned,” “Owner,” “Ownership” means that a person or Entity will be deemed to “Own,” to have “Owned,” to be the “Owner” of, or to have acquired “Ownership” of securities if such person or Entity, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares voting power, which includes the power to vote or to direct the voting, with respect to such securities.
(ss) “Participant” means an Employee, Director or Consultant to whom an Award is granted pursuant to this Plan or, if applicable, such other person who holds an outstanding Award.
(tt) “Performance Award” means an Award that may vest or may be exercised or a cash award that may vest or become earned and paid contingent upon the attainment during a Performance Period of certain Performance Goals and which is granted under the terms and conditions of Section 5(b) pursuant to such terms as are approved by the Board. In addition, to the extent permitted by Applicable Law and set forth in the applicable Award Agreement, the Board may determine that cash or other property may be used in payment of Performance Awards. Performance Awards that are settled in cash or other property are not required to be valued in whole or in part by reference to, or otherwise based on, the Common Stock.
(uu) “Performance Criteria” means the one or more criteria that the Board will select for purposes of establishing the Performance Goals for a Performance Period. The Performance Criteria that will be used to establish such Performance Goals may be based on any one of, or combination of, the following as determined by the Board: earnings (including earnings per share and net earnings); earnings before interest, taxes and depreciation; earnings before interest, taxes, depreciation and amortization; total stockholder return; return on equity or average stockholder’s equity; return on assets, investment, or capital employed; stock price; margin (including gross margin); income (before or after taxes); operating income; operating income after taxes; pre-tax profit; operating cash flow; sales or revenue targets; increases in revenue or product revenue; expenses and cost reduction goals; improvement in or attainment of working capital levels; economic value added (or an equivalent metric); market share; cash flow; cash flow per share; share price performance; debt reduction; customer satisfaction; stockholders’ equity; capital expenditures; debt levels; operating profit or net operating profit; workforce diversity; growth of net income or operating income; billings; product development goals; financing; regulatory milestones, including approval of a product; stockholder liquidity; corporate governance and compliance; product commercialization; intellectual property; personnel matters; customer satisfaction; budget management; data from clinical studies; internal controls, including those related to the Sarbanes-Oxley Act of 2002; investor relations, analysts and communication; manufacturing achievements (including obtaining particular yields from manufacturing runs and other measurable objectives related to process development activities);

strategic partnerships or transactions (including in-licensing and out-licensing of intellectual property; establishing relationships with commercial entities with respect to the marketing, distribution and sale of the Company’s products (including with group purchasing organizations, distributors and other vendors); supply chain achievements; co-development, co-marketing, profit sharing, joint venture or other similar arrangements; individual performance goals; corporate development and planning goals; and other measures of performance selected by the Board or Committee.
(vv) “Performance Goals” means, for a Performance Period, the one or more goals established by the Board for the Performance Period based upon the Performance Criteria. Performance Goals may be based on a Company-wide basis, with respect to one or more business units, divisions, Affiliates, or business segments, and in either absolute terms or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless specified otherwise by the Board (i) in the Award Agreement at the time the Award is granted or (ii) in such other document setting forth the Performance Goals at the time the Performance Goals are established, the Board will appropriately make adjustments in the method of calculating the attainment of Performance Goals for a Performance Period as follows: (1) to exclude restructuring and/or other nonrecurring charges; (2) to exclude exchange rate effects; (3) to exclude the effects of changes to generally accepted accounting principles; (4) to exclude the effects of any statutory adjustments to corporate tax rates; (5) to exclude the effects of items that are “unusual” in nature or occur “infrequently” as determined under generally accepted accounting principles; (6) to exclude the dilutive effects of acquisitions or joint ventures; (7) to assume that any business divested by the Company achieved performance objectives at targeted levels during the balance of a Performance Period following such divestiture; (8) to exclude the effect of any change in the outstanding shares of the Common Stock of the Company by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common stockholders other than regular cash dividends; (9) to exclude the effects of stock based compensation and the award of bonuses under the Company’s bonus plans; (10) to exclude costs incurred in connection with potential acquisitions or divestitures that are required to expensed under generally accepted accounting principles; and (11) to exclude the goodwill and intangible asset impairment charges that are required to be recorded under generally accepted accounting principles. In addition, the Board retains the discretion to reduce or eliminate the compensation or economic benefit due upon attainment of Performance Goals and to define the manner of calculating the Performance Criteria it selects to use for such Performance Period. Partial achievement of the specified criteria may result in the payment or vesting corresponding to the degree of achievement as specified in the Award Agreement or the written terms of a Performance Cash Award.
(ww) “Performance Period” means the period of time selected by the Board over which the attainment of one or more Performance Goals will be measured for the purpose of determining a Participant’s right to vesting or exercise of an Award. Performance Periods may be of varying and overlapping duration, at the sole discretion of the Board.
(xx) “Plan” means this Ocuphire Pharma, Inc. 2020 Equity Incentive Plan.
(yy) “Plan Administrator” means the person, persons, and/or third-party administrator designated by the Company to administer the day to day operations of this Plan and the Company’s other equity incentive programs.
(zz) “Post-Termination Exercise Period” means the period following termination of a Participant’s Continuous Service within which an Option or SAR is exercisable, as specified in Section 4(h).
(aaa) “Prior Plan’s Available Reserve” means the number of shares available for the grant of new awards under the Prior Plan as of immediately prior to the Effective Date.
(bbb) “Prior Plan” means (a) the Rexahn Pharmaceuticals, Inc. Stock Option Plan, as amended and (e) the Rexahn Pharmaceuticals, Inc. 2013 Stock Option Plan.
(ccc) “Prospectus” means the document containing this Plan information specified in Section 10(a) of the Securities Act.
(ddd) “Restricted Stock Award” or “RSA” means an Award of shares of the Common Stock which is granted pursuant to the terms and conditions of Section 5(a).

(eee) “Restricted Stock Award Agreement” means a written agreement between the Company and a holder of a Restricted Stock Award evidencing the terms and conditions of a Restricted Stock Award grant. The Restricted Stock Award Agreement includes the Grant Notice for the Restricted Stock Award and the agreement containing the written summary of the general terms and conditions applicable to the Restricted Stock Award and which is provided to a Participant along with the Grant Notice. Each Restricted Stock Award Agreement will be subject to the terms and conditions of this Plan.
(fff) “Returning Shares” means shares subject to outstanding stock awards granted under the Prior Plan and that following the Effective Date: (A) are not issued because such stock award or any portion thereof expires or otherwise terminates without all of the shares covered by such stock award having been issued; (B) are not issued because such stock award or any portion thereof is settled in cash; (C) are forfeited back to or repurchased by the Company because of the failure to meet a contingency or condition required for the vesting of such shares; (D) are withheld or reacquired to satisfy the exercise, strike or purchase price; or (E) are withheld or reacquired to satisfy a tax withholding obligation; provided, however, that any such shares that are shares of the Common Stock shall instead be added to the Share Reserve as shares of the Common Stock as described in Section 2(a).
(ggg) “RSU Award” or “RSU” means an Award of restricted stock units representing the right to receive an issuance of shares of the Common Stock which is granted pursuant to the terms and conditions of Section 5(a).
(hhh) “RSU Award Agreement” means a written agreement between the Company and a holder of a RSU Award evidencing the terms and conditions of a RSU Award. The RSU Award Agreement includes the Grant Notice for the RSU Award and the agreement containing the written summary of the general terms and conditions applicable to the RSU Award and which is provided to a Participant along with the Grant Notice. Each RSU Award Agreement will be subject to the terms and conditions of this Plan.
(iii) “Rule 16b-3” means Rule 16b-3 promulgated under the Exchange Act or any successor to Rule 16b-3, as in effect from time to time.
(jjj) “Rule 405” means Rule 405 promulgated under the Securities Act.
(kkk) “Section 409A” means Section 409A of the Code and the regulations and other guidance thereunder.
(lll) “Section 409A Change in Control” means a change in the ownership or effective control of the Company, or in the ownership of a substantial portion of the Company’s assets, as provided in Section 409A(a)(2)(A)(v) of the Code and Treasury Regulations Section 1.409A-3(i)(5) (without regard to any alternative definition thereunder).
(mmm) “Securities Act” means the Securities Act of 1933, as amended.
(nnn) “Share Reserve” means the number of shares available for issuance under this Plan as set forth in Section 2(a).
(ooo) “Stock Appreciation Right” or “SAR” means a right to receive the appreciation on Common Stock that is granted pursuant to the terms and conditions of Section 4.
(ppp) “SAR Agreement” means a written agreement between the Company and a holder of a SAR evidencing the terms and conditions of a SAR grant. The SAR Agreement includes the Grant Notice for the SAR and the agreement containing the written summary of the general terms and conditions applicable to the SAR and which is provided to a Participant along with the Grant Notice. Each SAR Agreement will be subject to the terms and conditions of this Plan.
(qqq) “Subsidiary” means, with respect to the Company, (i) any corporation of which more than 50% of the outstanding Common Stock having ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether, at the time, stock of any other class or classes of such corporation will have or might have voting power by reason of the happening of any contingency) is at the time, directly or indirectly, Owned by the Company, and (ii) any partnership, limited liability company or other entity in which the Company has a direct or indirect interest (whether in the form of voting or participation in profits or capital contribution) of more than 50%.

(rrr) “Ten Percent Stockholder” means a person who Owns (or is deemed to Own pursuant to Section 424(d) of the Code) stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or any Affiliate.
(sss) “Trading Policy” means the Company’s policy permitting certain individuals to sell Company shares only during certain “window” periods and/or otherwise restricts the ability of certain individuals to transfer or encumber Company shares, as in effect from time to time.
(ttt) “Unvested Non-Exempt Award” means the portion of any Non-Exempt Award that had not vested in accordance with its terms upon or prior to the date of any Corporate Transaction.
(uuu) “Vested Non-Exempt Award” means the portion of any Non-Exempt Award that had vested in accordance with its terms upon or prior to the date of a Corporate Transaction.

Annex E
Oppenheimer & Co. Inc. 85 Broad Street 25th Floor New York, NY 10004 Phone 212-668-8000 Transacts Business on All Principal Exchanges
June 17, 2020
Board of Directors of
Rexahn Pharmaceuticals, Inc. (in its capacity as such)
15245 Shady Grove Road, Suite 455
Rockville, MD 20850
Ladies and Gentlemen:
We have been advised that Rexahn Pharmaceuticals, Inc., a Delaware corporation (“Rexahn”), proposes to enter into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with Razor Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Rexahn (“Merger Sub”), and Ocuphire Pharma, Inc., a Delaware corporation (the “Company”). Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed thereto in the June 17, 2020 draft of the Merger Agreement provided to us by Rexahn (the “Draft Merger Agreement”).
As more specifically set forth in the Merger Agreement, and subject to the terms, conditions and adjustments set forth therein, the Merger Agreement provides for the acquisition of the Company by Rexahn through the merger of Merger Sub with and into the Company, with the Company surviving the merger as a wholly owned subsidiary of Rexahn (the “Merger”). By virtue of the Merger, (i) each share of Company Common Stock outstanding immediately prior to the Effective Time (excluding (a) any shares of Company Common Stock held as treasury stock or held or owned immediately prior to the Effective Time by the Company, Merger Sub or any Subsidiary of the Company, which will be canceled and retired and will cease to exist, and (b) the Dissenting Shares (collectively, the “Excluded Shares”), and after giving effect to the Pre-Closing Financing and the Convertible Note Conversion) will be converted into the right to receive a number of shares of validly issued, fully paid and non-assessable common stock of Rexahn, par value $0.0001 per share (the “Rexahn Common Stock”), equal to the Exchange Ratio (as defined herein); (ii) each Company Option that is outstanding and unexercised immediately prior to the Effective Time under the Company Plan, whether vested or unvested, will be converted into and become an option to purchase Rexahn Common Stock and Rexahn will assume the Company Plan and each such Company Option; (iii) the number of shares of Rexahn Common Stock subject to each such Company Option assumed by Rexahn will be determined by multiplying (a) the number of shares of common stock of the Company, par value $0.0001 per share (the “Company Common Stock”), that were subject to such Company Option, as in effect immediately prior to the Effective Time, by (b) the Exchange Ratio, and rounding the resulting number down to the nearest whole number of shares of Rexahn Common Stock; (iv) the per share exercise price for the Rexahn Common Stock issuable upon the exercise of each such Company Option assumed by Rexahn will be determined by dividing (a) the per share exercise price of the Rexahn Common Stock subject to such Company Option, as in effect immediately prior to the Effective Time, by (b) the Exchange Ratio, and rounding the resulting exercise price up to the nearest whole cent; (v) each outstanding and unexercised option or other right to purchase shares of Rexahn Common Stock issued by Rexahn (each a “Rexahn Option”) granted under the Rexahn 2013 Stock Option Plan, as amended and restated on June 9, 2016, and as further amended on April 11, 2017 (the “2013 Plan”), having an exercise price per share less than the volume weighted average closing trading price of a share of Rexahn Common Stock on the Nasdaq Capital Market for the five consecutive trading days ending five trading days immediately prior to the date upon which the Merger becomes effective (such average trading price, the “Parent Closing Price”) will be entitled to receive a number of shares of Rexahn Common Stock calculated by dividing (a) the product of (x) the total number of shares of Rexahn Common Stock previously subject to such Rexahn Option, and (y) the excess of the Parent Closing Price over the exercise price per share of the Rexahn Common Stock previously subject to such Rexahn Option by (b) the Parent Closing Price; (vi) each outstanding and unexercised Rexahn Option granted under the 2013 Plan that has an exercise price equal to or greater than the Parent Closing Price will be terminated and cease to exist as of immediately prior to the Effective Time for no consideration; (vii) each Rexahn Option granted under the Rexahn Stock Option Plan, dated August 5, 2003 (assumed by Rexahn on May 13, 2005), that is outstanding and unexercised immediately prior to the Effective Time, will survive the Closing and remain outstanding in accordance with its terms; and (viii) each warrant to purchase capital stock of Rexahn that is outstanding and unexercised immediately prior to the Effective Time, shall survive the Closing and remain outstanding in accordance with its terms. Additionally, holders of Rexahn Common Stock of record as of immediately prior to the Effective Time will be entitled to receive one contractual contingent value right (“CVR”) issued by Rexahn for each share of Rexahn Common Stock held by such holders, subject to and in accordance with the terms and conditions of a Contingent Value Rights Agreement (the “CVR Agreement”) that would be executed in connection with the consummation of the Merger, which CVRs will entitle the holders thereof to certain contingent cash payments measured by income received (1) under certain licensing arrangements entered into by Rexahn prior to the Merger, and (2) in connection with future monetization of intellectual property owned by Rexahn prior to the Merger. As used herein, the “Exchange Ratio” means, without taking into account the Excluded Shares, the following ratio (rounded to four decimal places): the quotient obtained by dividing (a) the Company Merger Shares by (b) the Company Outstanding Shares. The terms and conditions of the Merger are more fully described in the Merger Agreement.
The Board of Directors of Rexahn (in its capacity as such) has requested our opinion, as investment bankers, as to the fairness of the Exchange Ratio to the holders of Rexahn Common Stock from a financial point of view. At your direction, for purposes of our opinion we have assumed that the Parent Cash Amount at the Anticipated Closing Date will be approximately $720,000. In preparing our opinion, with your consent we have not ascribed any value to the CVRs to be distributed to the holders of Rexahn Common Stock prior to the Merger. For the avoidance of doubt, we are not expressing any opinion as to the actual value of the CVRs. In addition, you have advised us that, pursuant to the terms of the Pre-Closing Financing, investors in that financing will be entitled to additional securities of Rexahn subsequent to the Merger based upon the trading price of Rexahn Common Stock at various times subsequent to the Merger. While the issuance of such securities could have a dilutive impact on the holders of Rexahn Common Stock prior to the Merger, we express no view or opinion with respect to such terms or their impact, if any, on the Exchange Ratio.
In connection with our review of the proposed Merger, and in arriving at our opinion, we have, among other things:
(i)
reviewed the financial terms of the Merger described in the Draft Merger Agreement and a draft of the CVR Agreement, dated June 17, 2020, that would be executed in connection with the consummation of the Merger. Both the Draft Merger Agreement and the draft of the CVR Agreement were the most recent drafts made available to us prior to delivery of our opinion;

(ii)
reviewed certain information, including certain projected financial information, relating to the business, earnings, and prospects of Rexahn and the Company that was furnished to us by Rexahn and the Company;

(iii)	conducted discussions with members of senior management and representatives of Rexahn and the Company concerning the matters described in clause (ii) above;
(iv)	reviewed the pro forma ownership structure of the combined entity resulting from the Merger;
(v)	reviewed publicly available information relating to the businesses of Rexahn and the Company;
(vi)
reviewed and analyzed certain publicly available information concerning the terms (including financial terms) of selected merger and acquisition transactions and other business combinations that we considered relevant to our analysis;

(vii)	reviewed and analyzed certain publicly available information relating to selected companies that we deemed relevant to our analysis;
(viii)
performed a discounted cash flow analysis of the future cash flows of the Company based upon financial projections for the Company prepared by management of the Company and approved for our use for such purpose by management of Rexahn (the “Company Projections”);

(ix)	reviewed the latest Pre-Closing Financing term sheets resulting from a marketed process of the contemplated Pre-Closing Financing conducted by Canaccord Genuity Group Inc. and Cantor Fitzgerald, L.P.;
(x)
reviewed such other information, performed such other analyses, financial studies and investigations, and considered such other factors as we deemed appropriate for the purpose of rendering our opinion; and

(xi)
taken into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuations and our knowledge of Rexahn’s and the Company’s industries.

We have relied upon and assumed, without assuming liability or responsibility for independent verification, the accuracy and completeness of all information that was publicly available or furnished, or otherwise made available, to us or discussed with or reviewed by us. We have further assumed that the financial information provided has been prepared on a reasonable basis in accordance with industry practice, and that the management of Rexahn and the Company are not aware of any information or facts that would make any information provided to us incomplete or misleading. Without limiting the generality of the foregoing, for purposes of this opinion, we have assumed, at the direction of Rexahn, that with respect to financial forecasts, estimates and other forward-looking information reviewed by us (including, without limitation, the Company Projections), such information has been reasonably prepared on the basis reflecting the best currently available estimates and judgments of the managements of Rexahn and the Company as to the expected future results of operations and financial condition of the Company and that they provided a reasonable basis upon which we could form our opinion. Such forecasts, estimates, and forward-looking statements are based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly, and we express no opinion as to any such financial forecasts, estimates or forward-looking information or the assumptions on which they were based. We relied on this projected financial information without independent verification or analyses and do not in any respect assume any responsibility for the accuracy or completeness thereof.
In connection with our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by us. We are not experts in, nor do we express an opinion on, legal, regulatory, tax and accounting issues, and we assume that Rexahn has relied upon the advice of its counsel, independent accountants and other advisors (other than Oppenheimer & Co. Inc.) as to all such matters with respect to the Merger and the Merger Agreement. This opinion is not a solvency opinion and does not in any way address the solvency or financial condition of Rexahn or the Company either before or after the Merger.
In arriving at our opinion, we have assumed that the executed Merger Agreement will be identical in all material respects to the Draft Merger Agreement reviewed by us. We have relied upon and assumed, without independent verification, that (i) the representations and warranties of all parties set forth in the Merger Agreement and all related documents and instruments that are referred to therein are true and correct, (ii) each party to the Merger Agreement and/or the CVR Agreement will fully and timely perform all of the covenants and agreements required to be performed by such party, (iii) the Merger will be consummated pursuant to the terms of the Merger Agreement without amendments thereto, and (iv) all conditions to the consummation of the Merger will be satisfied without waiver by any party of any conditions or obligations thereunder. We have assumed that there are no factors that would delay any necessary regulatory or governmental approvals or consents, and that all approvals and consents required for the Merger, including the approval of the stockholders of Rexahn and the Company, will be obtained in a manner that will not adversely affect Rexahn or the contemplated benefits of the Merger. Additionally, we have assumed that the Merger will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations.
In arriving at our opinion, we have not performed any appraisals or valuations and have not made any physical inspection of any specific assets or liabilities (fixed, contingent or otherwise) of Rexahn or the Company, and have not been furnished or provided with any such appraisals or valuations. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Without limiting the generality of the foregoing, we have undertaken no independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which Rexahn, the Company or any of their respective affiliates is a party or may be subject, and at your direction and with your consent, this opinion makes no assumption concerning, and therefore does not consider, the possible assertion of claims, outcomes or damages arising out of any such matters.
This opinion is necessarily based upon the information available to us and facts and circumstances as they exist and are subject to evaluation on the date hereof; events occurring after the date hereof could materially affect the assumptions used in preparing this opinion. We are not expressing any opinion herein as to the price at which shares of Rexahn Common Stock may trade following announcement of the Merger or at any future time. It is understood that subsequent developments may affect the conclusion reached in this opinion, and we have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring after the date hereof and do not have any obligation to update, revise or reaffirm this opinion.

Oppenheimer & Co. Inc., as part of its investment banking services, is regularly engaged in the independent valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We have been engaged by Rexahn to act as its financial advisor and we will receive a fee from it for providing such services, a substantial portion of which is contingent upon the successful consummation of the Merger. We will also receive a fee upon delivery of this opinion that is not contingent upon consummation of the Merger. The Company has also agreed to indemnify us against certain liabilities and reimburse us for certain expenses in connection with our services. In the ordinary course of business, we and our affiliates may acquire, hold or sell, for our and our affiliates’ own accounts and for the accounts of customers, equity and other securities of Rexahn, and, accordingly, we may at any time hold a long or a short position in such securities. In January 2019, we acted as sole book-running manager for the public offering of Rexahn Common Stock and warrants for which we were paid customary fees (the “2019 Offering”). Other than the 2019 Offering, there are no material relationships that existed during the two years prior to the date of this opinion or that are mutually understood to be contemplated in which any compensation was received or is intended to be received as a result of the relationship between us and any party to the Merger. In the future, we may provide certain financial advisory and investment banking services to Rexahn and its affiliates, including (following the consummation of the Merger) the Company, for which we would expect to receive compensation.
Consistent with applicable legal and regulatory requirements, Oppenheimer & Co. Inc. has adopted policies and procedures to establish and maintain the independence of our research departments and personnel. As a result, our research analysts may hold views, make statements or investment recommendations and/or publish research reports with respect to Rexahn, the Company and/or the Merger that differ from the views of our investment banking personnel.
This opinion has been prepared for the information of the Board of Directors of Rexahn for its use in connection with its consideration of the Merger and is not intended to be and does not constitute a recommendation to the Board of Directors or any stockholder of Rexahn as to how any such board member or stockholder should vote on any matter relating to the Merger or any other matter, including whether or not any Rexahn stockholder should exercise any dissenters’, appraisal or similar rights that may be available to such stockholder or enter into any voting, support, stockholder or other agreements, arrangements or understandings contemplated or entered into in connection with the Merger or otherwise. Except with respect to the inclusion of this opinion in the proxy statement/prospectus/information statement relating to the Merger in accordance with our engagement letter with Rexahn, this opinion shall not be disclosed, referred to or published (in whole or in part), nor shall any public references to us be made, without our prior written approval. This opinion has been approved for issuance by the Oppenheimer & Co. Inc. Fairness Opinion Committee.
This opinion addresses only the fairness, from a financial point of view, to the holders of Rexahn Common Stock, of the Exchange Ratio and does not address the relative merits of the Merger or any alternatives to the Merger, Rexahn’s underlying decision to proceed with or effect the Merger, or any other aspect of the Merger. This opinion does not address the fairness of the Merger to the holders of any class of securities, creditors or other constituencies of Rexahn other than the holders of Rexahn Common Stock. We do not express an opinion about the fairness of the amount or nature of any compensation payable or to be paid to any of the officers, directors or employees of Rexahn, whether or not relative to the consideration that may be paid to any person in connection with the Merger.
Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the holders of Rexahn Common Stock.
Sincerely,
/s/ Oppenheimer & Co. Inc.
Oppenheimer & Co. Inc.

Annex F
SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE
§ 262. Appraisal rights.
(a)
Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b)
Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

1.
Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

2.
Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.	Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;
b.
Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.	Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2) a. and b. of this section; or
d.
Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

3.
In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

4.
In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this

F-1

section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”
(c)
Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d)	Appraisal rights shall be perfected as follows:
1.
If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

2.
If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting

F-2

corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.
(e)
Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement shall be given to the stockholder within 10 days after such stockholder’s request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f)
Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g)	At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders
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who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.
(h)
After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i)
The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j)
The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k)
From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of

F-4

the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.
(l)
The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

F-5

Annex G
CONTINGENT VALUE RIGHTS AGREEMENT
THIS CONTINGENT VALUE RIGHTS AGREEMENT, dated as of [•], 2020 (this “Agreement”), is entered into by and among Rexahn Pharmaceuticals, Inc., a Delaware corporation (“Parent”), Shareholder Representative Services LLC, a Colorado limited liability company, solely in its capacity as representative of the Holders (the “CVR Representative”), and Olde Monmouth Stock Transfer Co., Inc., as Rights Agent.
RECITALS
WHEREAS, Parent, Razor Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and Ocuphire Pharma, Inc., a Delaware corporation (the “Company”), have entered into an Agreement and Plan of Merger and Reorganization, dated as of June 17, 2020 (as it may be amended or supplemented from time to time pursuant to the terms thereof, the “Merger Agreement”), pursuant to which Merger Sub will merge with and into the Company, with the Company surviving the Merger as a subsidiary of Parent; and
WHEREAS, pursuant to the Merger Agreement, Parent has agreed to provide to the holders of record of Parent’s common stock, par value $0.0001 per share (“Parent Common Stock”), immediately prior to the Effective Time, the right to receive certain contingent cash payments, on the terms and subject to the conditions hereinafter described.
NOW, THEREFORE, in consideration of the foregoing and the consummation of the transactions referred to above, Parent, the CVR Representative and Rights Agent agree, for the proportionate benefit of all Holders (as hereinafter defined), as follows:
1. DEFINITIONS; CERTAIN RULES OF CONSTRUCTION
1.1 Definitions. Capitalized terms used but not otherwise defined herein will have the meanings ascribed to them in the Merger Agreement, unless expressly set forth otherwise herein. As used in this Agreement, the following terms will have the following meanings:
“Acquiror” has the meaning set forth in Section 7.3(a).
“Acquisition” has the meaning set forth in Section 7.3(a).
“Affiliate” means, with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of more than fifty percent (50%) of the voting securities entitled to vote for directors (or similar officials) of a Person or the possession, by contract or otherwise, of the authority to direct the management and policies of a Person.
“Agreement” has the meaning set forth in the Preamble.
“Aggregate CVR Payment Amount” means, for each CVR Payment Period, an amount equal to the sum of the BioSense Payment Amount, the HaiChang Payment Amount, and the Parent IP Payment Amount.
“Assignee” has the meaning set forth in Section 7.3(a).
“BioSense” means BioSense Global LLC or its successor or any of their respective Affiliates.
“BioSense Agreement” means that certain License and Assignment Agreement, dated as of February 25, 2019, by and between BioSense and Parent, as amended by Amendment No. 1, dated August 24, 2019, and as further amended by Amendment No. 2, dated March 10, 2020.
“BioSense Payment Amount” means, for each CVR Payment Period, an amount equal to ninety percent (90%) of all payments received, without duplication, by Parent or one or more of Parent’s Affiliates during such CVR Payment Period from or on behalf of BioSense pursuant to Article 6 of the BioSense Agreement, or otherwise on account of the fees, payments or royalties payable by BioSense under such Article 6 of the BioSense Agreement minus the amount of any fees, costs or expenses paid by Parent and its Affiliates during such CVR Payment Period related to the performance of Parent’s obligations under the BioSense Agreement or incurred by Parent and its Affiliates in connection with enforcing Parent’s rights under the BioSense Agreement, including, without limitation, Parent’s compliance with Section 4.3 below.

“Board of Directors” means the board of directors of Parent.
“Board Resolution” means a copy of a resolution certified by the secretary or an assistant secretary of Parent to have been duly adopted by the Board of Directors and to be in full force and effect on the date of such certification, and delivered to the Rights Agent.
“Business Day” means any day other than a Saturday, Sunday or other day on which banks in New York, New York are authorized or obligated by Law to be closed.
“Company” has the meaning set forth in the Recitals.
“CVR Payment” has the meaning set forth in Section 2.4(c).
“CVR Payment Amount” means, with respect to each CVR Payment Period and each Holder, an amount equal to the Aggregate CVR Payment Amount divided by the total number of CVRs and then multiplied by the total number of CVRs held by such Holder as reflected on the CVR Register (rounded down to the nearest whole cent).
“CVR Payment Period” means each calendar quarter during the CVR Term, with the first CVR Payment Period commencing on the date hereof and ending on [•], 2020.
“CVR Payment Statement” means, for a given CVR Payment Period, a written statement of Parent, setting forth in reasonable detail, (a) the Aggregate CVR Payment Amount for such CVR Payment Period, (b) a description of the total amounts received during such CVR Payment Period from each of the BioSense Agreement, the HaiChang Agreement and a Parent IP Deal, as applicable, (c) a delineation and calculation of the Permitted Parent IP Deductions applicable to a Parent IP Deal during such CVR Payment Period, and (d) to the extent that any Aggregate CVR Payment Amount or Permitted Parent IP Deduction is recorded in any currency other than United States dollars during such CVR Payment Period, the exchange rates used for conversion of such currency into United States dollars.
“CVR Register” has the meaning set forth in Section 2.3(b).
“CVR Representative” means the CVR Representative named in the Preamble or any direct or indirect successor CVR Representative designated in accordance with Section 6.3.
“CVR Shortfall” has the meaning set forth in Section 4.5(b).
“CVR Term” means the period beginning on the date hereof and ending fifteen (15) years thereafter.
“CVRs” means the rights of Holders to receive contingent cash payments pursuant to the Merger Agreement and this Agreement.
“DTC” means The Depository Trust Company or any successor thereto.
“Funds” has the meaning set forth in Section 7.9.
“Governmental Entity” means any foreign or domestic arbitrator, court, nation, government, any state or other political subdivision thereof and an entity exercising executive, legislative, judicial regulatory or administrative functions of, or pertaining to, government.
“HaiChang” means Zhejiang HaiChang Biotechnology Co., Ltd. or its successor or any of their respective Affiliates.
“HaiChang Agreement” means that certain Exclusive License Agreement, dated as of February 8, 2020, by and between HaiChang and Parent.
“HaiChang Payment Amount” means, for each CVR Payment Period, an amount equal to ninety percent (90%) of all payments received, without duplication, by Parent or one or more of Parent’s Affiliates during such CVR Payment Period from or on behalf of HaiChang pursuant to Article 4 of the HaiChang Agreement, or otherwise on account of the fees, payments or royalties payable by HaiChang under such Article 4 of the HaiChang Agreement minus the amount of any fees, costs or expenses paid by Parent and its Affiliates during such CVR Payment Period related to the performance of Parent’s obligations under the HaiChang Agreement or incurred by Parent and its Affiliates in connection with enforcing Parent’s rights under the HaiChang Agreement, without limitation, Parent’s compliance with Section 4.3 below.

“Holder” means a Person in whose name a CVR is registered in the CVR Register at the applicable time.
“Independent Accountant” means an independent certified public accounting firm of nationally recognized standing designated either (a) jointly by the CVR Representative and Parent, or (b) if the CVR Representative and Parent fail to make a designation, jointly by an independent public accounting firm selected by Parent and an independent public accounting firm selected by the CVR Representative.
“License Agreements” means the BioSense Agreement and the HaiChang Agreement.
“Merger Agreement” has the meaning set forth in the Recitals.
“Merger Sub” has the meaning set forth in the Recitals.
“Officer’s Certificate” means a certificate signed by the chief executive officer, president, chief financial officer, any vice president, the controller, the treasurer or the secretary, in each case of Parent, in his or her capacity as such an officer, and delivered to the Rights Agent.
“Parent” has the meaning set forth in the Preamble.
“Parent Common Stock” has the meaning set forth in the Recitals.
“Parent IP” means any and all Parent IP listed on Schedule A hereto.
“Parent IP Deal” means any transaction (a) that is entered into during the period beginning on the date hereof and ending ten (10) years thereafter and (b) pursuant to which Parent or its Affiliate grants, sells or otherwise transfers to a Third Party any rights to the Parent IP or any rights to research, develop or commercialize the Parent IP, including a license, option, or sale of assets with respect to the Parent IP. For clarity, the sale of all or substantially all of Parent’s or an Affiliate’s stock or assets (to the extent such asset sale includes assets unrelated to the Parent IP), or a merger, acquisition or similar transaction shall not be deemed a Parent IP Deal.
“Parent IP Payment Amount” means, for each CVR Payment Period, an amount equal to seventy five percent (75%) of the following amounts: (a) all cash consideration paid by a Third Party to Parent or its Affiliates during the applicable CVR Payment Period in connection with any Parent IP Deal, plus (b) with respect to any non-cash consideration received by Parent or its Affiliates from a Third Party during the applicable CVR Payment Period in connection with any Parent IP Deal, all amounts received by Parent and its Affiliates for such non-cash consideration at the time such non-cash consideration is monetized by the Parent or its Affiliates (which amounts will be subject to payment to the Rights Agent when such non-cash consideration is monetized and such amounts are received by Parent or any of its Affiliates), minus any Permitted Parent IP Deductions during such CVR Payment Period. If a Parent IP Deal also involves assets that are not related to Parent IP but are related to other proprietary technology, products or assets of Parent or its Affiliates, then the total consideration will be allocated between all such technology, products and assets, and only that consideration allocated to the Parent IP will be included in the Parent IP Payment Amount.
“Permitted Parent IP Deductions” means, with respect to each CVR Payment Period, and without duplication, the sum of: (a) all fees, milestones, royalties and other payments paid by Parent and its Affiliates during such CVR Payment Period to any Third Party licensor in consideration for a license to such Third Party’s patents that would be infringed, absent such license, by the practice of such Parent IP, plus (b) all patent prosecution and maintenance costs, and drug product storage costs, paid by Parent and its Affiliates during such CVR Payment Period with respect to the Parent IP that are not otherwise reimbursed or reimbursable, plus (c) all out-of-pocket transaction costs incurred by Parent and its Affiliates to Third Parties during such CVR Payment Period for the negotiation, entry into and closing of a Parent IP Deal, including any broker fees, finder’s fees, advisory fees, accountant or attorney’s fees.
“Permitted Transfer” means a transfer of CVRs (a) on death of a Holder by will or intestacy; (b) by instrument to an inter vivos or testamentary trust in which the CVRs are to be passed to beneficiaries upon the death of the trustee; (c) pursuant to a court order; (d) made by operation of law (including a consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; (e) in the case of CVRs held in book-entry or other similar nominee form, from a nominee to a beneficial owner (through an intermediary if applicable) or from a nominee to another nominee for the same beneficial owner, to the extent allowable by the Rights Agent;

(f) or a transfer from a participant’s account in a tax-qualified employee benefit plan to the participant or to such participant’s account in a different tax-qualified employee benefit plan or to a tax-qualified individual retirement account for the benefit of such participant; or (g) to Parent for any or no consideration.
“Person” means any natural person, corporation, limited liability company, trust, unincorporated association, partnership, joint venture or other entity.
“Record Time” has the meaning set forth in Section 2.3(e).
“Rights Agent” means the Rights Agent named in the Preamble, until a successor Rights Agent will have become such pursuant to the applicable provisions of this Agreement, and thereafter “Rights Agent” will mean such successor Rights Agent.
“Third Party” means any Person other than Parent, Rights Agent or their respective Affiliates.
1.2 Rules of Construction. Except as otherwise explicitly specified to the contrary, (a) references to a Section means a Section of this Agreement unless another agreement is specified, (b) the word “including” (in its various forms) means “including without limitation,” (c) references to a particular statute or regulation include all rules and regulations thereunder and any predecessor or successor statute, rules or regulation, in each case as amended or otherwise modified from time to time, (d) words in the singular or plural form include the plural and singular form, respectively, (e) references to a particular Person include such Person’s successors and assigns to the extent not prohibited by this Agreement and (f) all references to dollars or “$” refer to United States dollars. For clarity, the parties agree that the phrase “materially adverse” when used in this Agreement with respect to the Holders includes any amendment or other action, as applicable, that does or would be reasonably expected to reduce, eliminate, or materially delay (y) any payment to the Holders under this Agreement, or (z) any payment to Parent or its successor or their Affiliates under the BioSense Agreement or HaiChang Agreement that would otherwise be included in the Aggregate CVR Payment Amount.
2. CONTINGENT VALUE RIGHTS
2.1 CVRs; Appointment of Rights Agent.
(a) Each Holder is entitled to one CVR for each share of Parent Common Stock held by such Holder as of the Record Time. The CVRs represent the rights of Holders to receive contingent cash payments pursuant to the Merger Agreement and this Agreement. The initial Holders will be the holders of Parent Common Stock as of immediately prior to the Effective Time.
(b) Parent hereby appoints the Rights Agent to act as rights agent for Parent as contemplated hereby in accordance with the express terms and conditions set forth in this Agreement (and no implied terms or conditions), and the Rights Agent hereby accepts such appointment.
2.2 Nontransferable. The CVRs shall not be sold, assigned, transferred, pledged, encumbered or in any other manner transferred or disposed of, in whole or in part, other than through a Permitted Transfer.
2.3 No Certificate; Registration; Registration of Transfer; Change of Address.
(a) The CVRs will not be evidenced by a certificate or other instrument.
(b) The Rights Agent will create and keep a register (the “CVR Register”) for the purpose of registering CVRs and transfers of CVRs as permitted herein. The CVR Register will be created, and CVRs will be distributed, pursuant to written instructions to the Rights Agent from Parent. The CVR Register will initially show one position for Cede & Co. representing all the shares of Parent Common Stock held by DTC on behalf of the street name holders of the shares of Parent Common Stock held by such holders as of immediately prior to the Effective Time. The Rights Agent will have no responsibility whatsoever directly to the street name holders with respect to transfers of CVRs unless and until such CVRs are transferred into the name of such street name holders in accordance with Section 2.2 of this Agreement. With respect to any payments to be made under Section 2.4(c) below, the Rights Agent will accomplish the payment to any former street name holders of shares of Parent Common Stock by sending one lump payment to DTC. The Rights Agent will have no responsibilities whatsoever with regard to the distribution of payments by DTC to such street name holders.
(c) Subject to the restrictions on transferability set forth in Section 2.2, every request made to transfer a CVR must be in writing and accompanied by a written instrument of transfer in form reasonably satisfactory to the Rights Agent, duly executed by the Holder thereof or the Holder’s attorney duly authorized in writing, personal representative or survivor and setting forth in reasonable detail the circumstances relating to the transfer. Upon receipt of such written notice, the Rights Agent will, subject to its reasonable determination that the transfer instrument is in proper form and the transfer otherwise complies with the other terms and conditions of this Agreement (including the provisions of Section 2.2), register the transfer of the CVRs in the CVR Register. No service charge shall be made for any registration of transfer of a CVR, but Parent and Rights Agent may require payment of a sum sufficient to cover any stamp or other tax or governmental charge that is imposed in connection with any such registration of transfer. The Rights Agent shall have no duty or obligation to take any action under any section of this Agreement that requires the payment by a Holder of applicable taxes or charges unless and until the Rights Agent is satisfied that all such taxes or charges have been paid or will be paid. All duly transferred CVRs registered in the CVR Register will be the valid obligations of Parent and will entitle the transferee to the same benefits and rights under this Agreement as those held immediately prior to the transfer by the transferor. No transfer of a CVR will be valid until registered in the CVR Register.
(d) A Holder may make a written request to the Rights Agent to change such Holder’s address of record in the CVR Register. The written request must be duly executed by the Holder. Upon receipt of such written notice, the Rights Agent will promptly record the change of address in the CVR Register.
(e) Parent will provide written instructions to the Rights Agent for the distribution of CVRs to holders of Parent Common Stock as of immediately prior to the Effective Time (the “Record Time”). Subject to the terms and conditions of this Agreement and Parent’s prompt confirmation of the Effective Time, the Rights Agent shall effect the distribution of the CVRs, less any applicable tax withholding, to each holder of Parent Common Stock as of the Record Time by the mailing of a statement of holding reflecting such CVRs.
2.4 Payment Procedures.
(a) Within thirty (30) days after the end of each CVR Payment Period during the CVR Term, Parent shall deliver to the CVR Representative and Rights Agent a CVR Payment Statement for such CVR Payment Period. Concurrent with the delivery of each CVR Payment Statement, Parent shall provide the CVR Representative with reasonable documentation to support its calculation of the Aggregate CVR Payment Amount (including any allocations applied when calculating the Parent IP Payment Amount component thereof and including its determination of the applicable fair market value(s)) and pay the Rights Agent in U.S. dollars an amount equal to the Aggregate CVR Payment Amount (if any) with respect to the applicable CVR Payment Period. For clarity, to the extent that any non-cash consideration in the Parent IP Payment Amount is monetized after the end of the CVR Term, Parent will include a description of such non-cash consideration in the CVR Payment Statement for the CVR Payment Period in which it is received, and will make the applicable payment to the Rights Agent upon monetization of such non-cash consideration (regardless of whether such monetization occurs after the end of the CVR Term). The CVR Payment Statements shall reflect any Representative Losses payable to the CVR Representative, and the CVR Payment Statement for the first CVR Payment Period shall include the payment of $60,000 to the CVR Representative, in any case, deducted from the CVR Payment payable to the Holders on a pro rata basis.
(b) All payments by Parent to the Rights Agent under this Agreement shall be made in U.S. dollars. The rate of exchange to be used in computing the amount of currency equivalent in U.S. dollars shall be made at the average of the closing exchange rates reported in The Wall Street Journal (U.S., Eastern Edition) for the ten (10) Business Days preceding the date of the CVR Payment Statement.
(c) The Rights Agent will promptly, and in any event within ten (10) Business Days after receipt of a CVR Payment Statement under Section 2.4(a), send each Holder at its address set forth on the CVR Register a copy of such statement. If the Rights Agent also receives any payment under Section 2.4(a) (each, a “CVR Payment”), then within ten (10) Business Days after the receipt of each CVR Payment, the Rights Agent will also pay to each Holder, by check mailed to the address of each Holder as reflected in the CVR Register as of the close of business on the date of the receipt of the CVR Payment Statement, such Holder’s CVR Payment Amount, and to the extent applicable, pay any Representative Losses to the CVR Representative. Upon the first CVR Payment to be made hereunder, the Rights Agent is hereby authorized and directed to pay $60,000 to the CVR Representative.

(d) Parent and the Rights Agent shall be entitled to deduct and withhold from any CVR Payment Amount otherwise payable or otherwise deliverable pursuant to this Agreement, in each case directly or through an authorized payroll agent, such amounts as are reasonably determined to be required to be deducted or withheld therefrom under the Code or any other provision of any applicable federal, state, local or non-U.S. Tax Law. To the extent such amounts are so deducted or withheld and paid over or deposited with the relevant Tax authority, such amounts shall be treated for all purposes under this Agreement as having been paid to the Holder(s) to whom such amounts would otherwise have been paid or delivered. Prior to making any such Tax withholdings or causing any such Tax withholdings to be made with respect to any Holder, the Rights Agent shall, to the extent practicable, provide notice to the Holder of such potential withholding and a reasonable opportunity for the Holder to provide any necessary Tax forms (including an IRS Form W-9 or an applicable IRS Form W-8) in order to avoid or reduce such withholding amounts; provided that the time period for payment of a CVR Payment Amount by the Rights Agent set forth in Sections 2.4(c) shall be extended by a period equal to any delay caused by the Holder providing such forms; provided, further, that in no event shall such period be extended for more than ten (10) Business Days, unless otherwise requested by the Holder for the purpose of delivering such forms and agreed to by the Rights Agent.
(e) Any portion of any CVR Payment that remains undistributed to the Holders six months after the CVR Payment is received by the Rights Agent from the Parent, provided that the Rights Agent has fully complied with Section 2.4(c), will be delivered by the Rights Agent to Parent, upon demand, and any Holder will thereafter look only to Parent for payment of its share of such returned CVR Payment, without interest.
(f) Neither Parent nor the Rights Agent will be liable to any person in respect of any CVR Payment Amount delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If, despite Parent’s and/or the Rights Agent’s reasonable best efforts to deliver a CVR Payment Amount to the applicable Holder, such CVR Payment Amount has not been paid immediately prior to the date on which such CVR Payment Amount would otherwise escheat to or become the property of any Governmental Entity, any such CVR Payment Amount will, to the extent permitted by applicable Law, become the property of Parent, free and clear of all claims or interest of any person previously entitled thereto. In addition to and not in limitation of any other indemnity obligation herein, Parent agrees to indemnify and hold harmless Rights Agent with respect to any liability, penalty, cost or expense Rights Agent may incur or be subject to in connection with transferring such property to Parent.
2.5 No Voting, Dividends or Interest; No Equity or Ownership Interest in Parent.
(a) The CVRs will not have any voting or dividend rights, and interest will not accrue on any amounts payable on the CVRs to any Holder.
(b) The CVRs will not represent any equity or ownership interest in Parent or in any constituent company to the Merger.
(c) Each Holder acknowledges and agrees to the appointment and authority of the CVR Representative to act as the exclusive representative, agent and attorney-in-fact of such Holder and all Holders as set forth in this Agreement. Each Holder agrees that such Holder will not challenge or contest any action, inaction, determination or decision of the CVR Representative or the authority or power of the CVR Representative and will not threaten, bring, commence, institute, maintain, prosecute or voluntarily aid any action, which challenges the validity of or seeks to enjoin the operation of any provision of this Agreement, including, without limitation, the provisions related to the authority of the CVR Representative to act on behalf of such Holder and all Holders as set forth in this Agreement.
2.6  Ability to Abandon CVR. A Holder may at any time, at such Holder’s option, abandon all of such Holder’s remaining rights in a CVR by transferring such CVR to Parent without consideration therefor. Nothing in this Agreement is intended to prohibit Parent from offering to acquire CVRs for consideration in its sole discretion.

3. THE RIGHTS AGENT
3.1 Certain Duties and Responsibilities. The Rights Agent will not have any liability for any actions taken or not taken in connection with this Agreement, except to the extent of its willful misconduct, bad faith or gross negligence.
3.2 Certain Rights of Rights Agent. The Rights Agent undertakes to perform such duties and only such duties as are specifically set forth in this Agreement, and no implied covenants or obligations will be read into this Agreement against the Rights Agent. In addition:
(a) the Rights Agent may rely and will be protected by Parent in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order or other paper or document believed by it in good faith to be genuine and to have been signed or presented by the proper party or parties;
(b) whenever the Rights Agent will deem it desirable that a matter be proved or established prior to taking, suffering or omitting any action hereunder, the Rights Agent may, in the absence of bad faith, gross negligence or willful misconduct on its part, request and rely upon an Officer’s Certificate with respect to such matter;
(c) the Rights Agent may engage and consult with counsel of its selection and the written advice of such counsel or any opinion of counsel will be full and complete authorization and protection in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon;
(d) the permissive rights of the Rights Agent to do things enumerated in this Agreement will not be construed as a duty;
(e) the Rights Agent will not be required to give any note or surety in respect of the execution of such powers or otherwise in respect of the premises;
(f) Parent agrees to indemnify Rights Agent for, and hold Rights Agent harmless against, any loss, liability, claim, demands, suits or expense arising out of or in connection with Rights Agent’s duties under this Agreement, including the costs and expenses of defending Rights Agent against any claims, charges, demands, suits or loss, unless such loss has been determined by a court of competent jurisdiction to be a result of Rights Agent’s gross negligence, bad faith or willful or intentional misconduct; and
(g) Parent agrees (i) to pay the fees and expenses of the Rights Agent in connection with this Agreement as agreed upon in writing by Rights Agent and Parent on or prior to the date hereof, and (ii) to reimburse the Rights Agent for all taxes and governmental charges, reasonable expenses and other charges of any kind and nature incurred by the Rights Agent in the execution of this Agreement (other than taxes imposed on or measured by the Rights Agent’s net income and franchise or similar taxes imposed on it (in lieu of net income taxes)). The Rights Agent will also be entitled to reimbursement from Parent for all reasonable and necessary out-of-pocket expenses paid or incurred by it in connection with the administration by the Rights Agent of its duties hereunder.
3.3 Resignation and Removal; Appointment of Successor.
(a) The Rights Agent may resign at any time by giving written notice thereof to Parent and the CVR Representative specifying a date when such resignation will take effect, which notice will be sent at least sixty (60) days prior to the date so specified. Parent has the right to remove the Rights Agent at any time by a Board Resolution specifying a date when such removal will take effect. Notice of such removal will be given by Parent to the Rights Agent, which notice will be sent at least sixty (60) days prior to the date so specified.
(b)  If the Rights Agent provides notice of its intent to resign, is removed or becomes incapable of acting, Parent, by a Board Resolution, will as soon as is reasonably possible appoint a qualified successor Rights Agent who, unless otherwise consented to in writing by the CVR Representative, shall be a stock transfer agent or national reputation or the corporate trust department of a commercial bank. The successor Rights Agent so appointed will, forthwith upon its acceptance of such appointment in accordance with Section 3.4, become the successor Rights Agent.

(c) Parent will give notice to each Holder of each resignation and each removal of a Rights Agent and each appointment of a successor Rights Agent by mailing written notice of such event by first-class mail to the Holders as their names and addresses appear in the CVR Register. Each notice will include the name and address of the successor Rights Agent. If Parent fails to send such notice within ten (10) Business Days after acceptance of appointment by a successor Rights Agent, the successor Rights Agent will cause the notice to be mailed at the expense of Parent.
3.4 Acceptance of Appointment by Successor. Every successor Rights Agent appointed hereunder will execute, acknowledge and deliver to Parent and to the retiring Rights Agent an instrument accepting such appointment and a counterpart of this Agreement, and thereupon such successor Rights Agent, without any further act, deed or conveyance, will become vested with all the rights, powers, trusts and duties of the retiring Rights Agent. On request of Parent or the successor Rights Agent, the retiring Rights Agent will execute and deliver an instrument transferring to the successor Rights Agent all the rights (except such rights of the predecessor Rights Agent which survive pursuant to Section 3.3 of this Agreement), powers and trusts of the retiring Rights Agent.
4. COVENANTS
4.1 List of Holders. Parent will furnish or cause to be furnished to the Rights Agent in such form as Parent receives from Parent’s transfer agent (or other agent performing similar services for Parent), the names and addresses of the Holders within ten (10) Business Days of the Effective Time.
4.2 Payment of CVR Payment Amounts. If any CVR Payment is due under Section 2.4(a), Parent will deposit the CVR Payment with the Rights Agent for payment to the Holders in accordance with Section 2.4(c).
4.3 License Agreements. Without the prior written consent of Holders of not less than a majority of the then-outstanding CVRs, neither Parent nor any of its Affiliates shall (i) amend, restate, supplement, terminate or otherwise modify either of the License Agreements in a manner materially adversely affecting the Holders’ rights under this Agreement, (ii) take any action or fail to take any action, including by waiving any right or failing to enforce any right under either of the License Agreements, in a manner materially adversely affecting the Holders’ rights under this Agreement or (iii) permit or agree to any of the foregoing. Without limiting the foregoing, Parent and its Affiliates shall pursue their rights under each of the License Agreements in good faith, and not take any action intended to avoid, reduce, or materially delay any payment to the Holders hereunder. Notwithstanding the foregoing, nothing in this Agreement shall require Parent or any of its Affiliates to take any action outside of the terms and conditions set forth in the License Agreements, including, without limitation, the prosecution or maintenance of any intellectual property rights that may revert back to Parent or its Affiliates under the terms of the License Agreements.
4.4 Records. Parent shall, and shall cause its Affiliates to, keep true, complete and accurate records in sufficient detail to enable the Holders and their consultants or professional advisors to confirm (a) whether any payments related to either License Agreement giving rise to any CVR Payment Amounts have been received by Parent or its successors or Affiliates and (b) the applicable CVR Payment Amount payable to each Holder hereunder in accordance with the terms specified in this Agreement.
4.5 Audit Rights.
(a) Upon the written request of the CVR Representative provided to Parent not less than forty-five (45) days in advance (such request not to be made more than four times in any twelve (12) month period), Parent shall permit, and shall cause its Affiliates to permit, the Independent Accountant to have access during normal business hours to such of the records of Parent or its Affiliates as may be reasonably necessary to determine the accuracy of the Aggregate CVR Payment Amount reported by Parent. Parent shall, and shall cause its Affiliates to, furnish to the Independent Accountant such access, work papers and other documents and information reasonably necessary for the Independent Accountant to calculate and verify the Aggregate CVR Payment Amount; provided that Parent may, and may cause its Affiliates to, redact documents and information not relevant for such calculation pursuant to this Section 4.5. The Independent Accountant shall disclose to Parent and the CVR Representative any matters directly related to its findings to the extent reasonably necessary to verify the Aggregate CVR Payment Amount.
(b) If the Independent Accountant concludes that a CVR Payment that was properly due was not paid to the Rights Agent, or that any CVR Payment made was in an amount less than the amount due, Parent shall pay the CVR Payment or underpayment thereof to the Rights Agent for further distribution to the Holders (such amount being the “CVR Shortfall”). The CVR Shortfall shall be paid within ten (10) Business Days after the date the Independent Accountant delivers to Parent and the CVR Representative the Independent Accountant’s written report. The decision of the Independent Accountant shall be final, conclusive and binding on Parent and the Holders, shall be non-appealable and shall not be subject to further review. The fees charged by the Independent Accountant shall be paid by Parent.
(c) Each Person seeking to receive information from Parent in connection with a review pursuant to this Section 4.5 shall enter into, and shall cause its accounting firm to enter into, a reasonable and mutually satisfactory confidentiality agreement with Parent or any controlled Affiliate obligating such party to retain all such information disclosed to such party in confidence pursuant to such confidentiality agreement.
5. AMENDMENTS
5.1 Amendments without Consent of Holders.
(a) Without the consent of any Holders or the CVR Representative, Parent, when authorized by a Board Resolution, at any time and from time to time, and the Rights Agent may enter into one or more amendments hereto, solely to evidence any successor to or permitted assignee of Parent and the assumption by any such successor or permitted assignee of the covenants of Parent herein as provided in Section 7.3.
(b) Without the consent of any Holders, Parent, when authorized by a Board Resolution, and the Rights Agent, in the Rights Agent’s sole and absolute discretion, at any time and from time to time, may enter into one or more amendments hereto, solely for any of the following purposes:
(i) to evidence the succession of another Person as a successor Rights Agent in accordance with Section 3 and the assumption by any successor of the covenants and obligations of the Rights Agent herein;
(ii) to add to the covenants of Parent such further covenants, restrictions, conditions or provisions as Parent and the Rights Agent consider to be for the protection of the Holders; provided that, in each case, such provisions do not adversely affect the interests of the Holders;
(iii) to cure any ambiguity, to correct or supplement any provision herein that may be defective or inconsistent with any other provision herein, or to make any other provisions with respect to matters or questions arising under this Agreement; provided that, in each case, such provisions do not adversely affect the interests of the Holders;
(iv) as may be necessary or appropriate to ensure that the CVRs are not subject to registration under the Securities Act or the Exchange Act; provided that, in each case, such provisions do not adversely affect the interests of the Holders; or
(v) any other amendments hereto for the purpose of adding, eliminating or changing any provisions of this Agreement, unless such addition, elimination or change is adverse to the interests of the Holders or the CVR Representative.
(c) Promptly after the execution by Parent and the Rights Agent of any amendment pursuant to the provisions of this Section 5.1, Parent will mail (or cause the Rights Agent to mail) a notice thereof by first class mail to the Holders at their addresses as they appear on the CVR Register, setting forth in general terms the substance of such amendment.
5.2 Amendments with Consent of Holders.
(a) Subject to Section 5.1 (which amendments pursuant to Section 5.1 may be made without the consent of the Holders), with the consent of Holders of not less than a majority of the then-outstanding CVRs, whether evidenced in writing or taken at a meeting of the Holders, CVR Representative, Parent, when authorized by a Board Resolution, and the Rights Agent may enter into one or more amendments hereto for the purpose of adding, eliminating or changing any provisions of this Agreement, even if such addition, elimination or change is materially adverse to the interest of the Holders. Parent and the Rights Agent agree to fully cooperate with the CVR Representative in soliciting and obtaining the consent of the Holders of not less than a majority of the then-outstanding CVRs as required hereunder.

(b) Promptly after the execution by Parent, the CVR Representative and the Rights Agent of any amendment pursuant to the provisions of this Section 5.2, Parent will mail (or cause the Rights Agent to mail) a notice thereof by first class mail to the Holders at their addresses as they appear on the CVR Register, setting forth in general terms the substance of such amendment.
5.3 Execution of Amendments. In executing any amendment permitted by this Section 5, the Rights Agent will be entitled to receive, and will be fully protected in relying upon, an opinion of counsel selected by Parent stating that the execution of such amendment is authorized or permitted by this Agreement. The Rights Agent may, but is not obligated to, enter into any such amendment that affects the Rights Agent’s own rights, privileges, covenants or duties under this Agreement or otherwise. No supplement or amendment to this Agreement shall be effective unless duly executed by the Rights Agent.
5.4 Effect of Amendments. Upon the execution of any amendment under this Section 5, this Agreement will be modified in accordance therewith, such amendment will form a part of this Agreement for all purposes and every Holder will be bound thereby.
6. CVR REPRESENTATIVE
6.1 Appointment of CVR Representative. To the extent valid and binding under applicable Law, the CVR Representative is hereby appointed, authorized and empowered to be the exclusive representative, agent and attorney-in-fact of each Holder, with full power of substitution, to make all decisions and determinations and to act (or not act) and execute, deliver and receive all agreements, documents, instruments and consents on behalf of and as agent for each Holder at any time in connection with, and that may be necessary or appropriate to accomplish the intent and implement the provisions of this Agreement and to facilitate the consummation of the transactions contemplated hereby, including without limitation for purposes of (i) negotiating and settling, on behalf of the Holders, any dispute that arises under this Agreement after the Effective Time, (ii) confirming the satisfaction of Parent’s obligations under this Agreement and (iii) negotiating and settling matters with respect to the amounts to be paid to the Holders pursuant to this Agreement.
6.2 Authority. To the extent valid and binding under applicable Law, the appointment of the CVR Representative by the Holders upon the Effective Time is coupled with an interest and may not be revoked in whole or in part (including, without limitation, upon the death or incapacity of any stockholder). Subject to the prior qualifications, such appointment shall be binding upon the heirs, executors, administrators, estates, personal representatives, officers, directors, security holders, successors and assigns of each Holder. To the extent valid and binding under applicable Law, all decisions of the CVR Representative shall be final and binding on all Holders. Parent and the Rights Agent shall be entitled to rely upon, without independent investigation, any act, notice, instruction or communication from the CVR Representative and any document executed by the CVR Representative on behalf of any Holder and shall be fully protected in connection with any action or inaction taken or omitted to be taken in reliance thereon, absent willful misconduct by Parent or the Rights Agent (as such willful misconduct is determined by a final, non-appealable judgment of a court of competent jurisdiction). The CVR Representative shall not be responsible for any loss suffered by, or liability of any kind to, the Holders arising out of any act done or omitted by the CVR Representative in connection with the acceptance or administration of the CVR Representative’s duties hereunder, unless such act or omission directly resulted from the CVR Representative’s gross negligence or willful misconduct. In the event of any losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) incurred by the CVR Representative (collectively, “Representative Losses”) arising out of or in connection with the CVR Representative’s execution and performance of this Agreement and any agreements ancillary hereto, the CVR Representative will provide Parent and the Rights Agent with a written notice of such Representative Loss, which will be deducted from the next CVR Payment and paid by the Rights Agent to the CVR Representative; provided, that in the event that any such Representative Loss is finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the CVR Representative, the CVR Representative will pay the amount of such indemnified Representative Loss to the extent attributable to such gross negligence or willful misconduct to the Rights Agent for further distribution to the Holders. In no event will the CVR Representative be required to advance its own funds on behalf of the Holders or otherwise. Parent, the Company and the Rights Agent acknowledge and agree that the CVR Representative has entered into this Agreement solely in such capacity, and the CVR Representative shall not be responsible for any loss suffered by, or liability of any kind to, Parent, the Company, the Rights Agent or any other person except for losses or liabilities arising out of or in connection with this Agreement and directly caused by the CVR Representative’s actions. The exculpation of the CVR Representative set forth in this Section 6.2 shall survive the termination of this Agreement and the resignation or removal of the CVR Representative.
6.3 Successor CVR Representative. The CVR Representative may be removed for any reason or no reason by written consent of Holders of not less than a majority of the then-outstanding CVRs. The CVR Representative may resign upon twenty (20) days’ written notice to Parent and the Rights Agent in the event of circumstances rendering it impracticable for the CVR Representative to continue to effectively serve, including amendments increasing the CVR Representative’s responsibilities without its consent or failure to pay amounts due to the CVR Representative, and upon the effectiveness of such resignation, shall have no further obligations or liabilities hereunder. In the event that the CVR Representative becomes unable to perform its responsibilities hereunder or resigns or is removed from such position, Holders of not less than a majority of the then-outstanding CVRs shall be authorized to and shall select another representative to fill such vacancy and such substituted representative shall be deemed to be the CVR Representative for all purposes of this Agreement. The newly-appointed CVR Representative shall notify Parent, the Rights Agent and any other appropriate Person in writing of its appointment, provide evidence that the Holders of not less than a majority of the then-outstanding CVRs approved such appointment and provide appropriate contact information for purposes of this Agreement. Parent and the Rights Agent shall be entitled to rely upon, without independent investigation, the identity and validity of such newly-appointed CVR Representative as set forth in such written notice. In the event that within thirty (30) days after the CVR Representative becomes unable to perform its responsibilities hereunder or resigns or is removed from such position, no successor CVR Representative has been so selected, Parent shall cause the Rights Agent to notify the Person holding the largest quantity of the outstanding CVRs (and who is not Parent or, to the Rights Agent’s actual knowledge, any Affiliate of Parent) that such Person is the successor CVR Representative, and such Person shall be the successor CVR Representative hereunder. If such Person notifies the Rights Agent in writing that such Person declines to serve, the Rights Agent shall forthwith notify the Person holding the next-largest quantity of the outstanding CVRs (and who is not Parent or, to the Rights Agent’s actual knowledge, any Affiliate of Parent) that such next-largest-quantity Person is the successor CVR Representative, and such next-largest-quantity Person shall be the successor CVR Representative hereunder. (And so on, to the extent as may be necessary.) The Holders are intended third party beneficiaries of this Section 6.3. If a successor CVR Representative is not appointed pursuant to the preceding procedure within sixty (60) days after the CVR Representative becomes unable to perform its responsibilities hereunder or resigns or is removed from such position, Parent shall appoint a successor CVR Representative.
6.4 Termination of Duties and Obligations. The CVR Representative’s duties and obligations under this Agreement shall survive until no CVRs remain outstanding or until this Agreement expires or is terminated pursuant to Section 7.7, whichever is earlier.
7. OTHER PROVISIONS OF GENERAL APPLICATION
7.1 Notices to Rights Agent, Parent and CVR Representative. Any notice or other communication required or permitted hereunder shall be in writing and shall be deemed given when delivered in person, by overnight courier or by electronic mail, or two (2) Business Days after being sent by registered or certified mail (postage prepaid, return receipt requested), as follows:
If to the Rights Agent, to it at:

Olde Monmouth Stock Transfer Co., Inc.
Telephone:	(732) 872-2727, Ext. 101
Email:	matt@oldemonmouth.com
Attention:	Matthew J. Troster, President

If to Parent, to it at:

Rexahn Pharmaceuticals, Inc.
Telephone:	[•]
Email:	[•]
Attention:	[•]

with a copy to:

[•]
Telephone:	[•]
Email:	[•]
Attention:	[•]

If to the CVR Representative, to it at:

Shareholder Representative Services LLC
950 17th Street, Suite 1400
Denver, CO 80202
Telephone:	(303) 648-4085
Email:	deals@srsacquiom.com
Attention:	Managing Director

with a copy to:

Hogan Lovells US LLP
100 International Drive, Suite 2000
Baltimore, MD 21202
Attention: Asher M. Rubin; William I. Intner
Email: asher.rubin@hoganlovells.com; william.intner@hoganlovells.com
The Rights Agent, Parent or CVR Representative may specify a different address, email address by giving notice to each other in accordance with this Section 7.1 and to the Holders in accordance with Section 7.2.
7.2 Notice to Holders. Where this Agreement provides for notice to Holders, such notice will be sufficiently given (unless otherwise herein expressly provided) if in writing and mailed, first-class postage prepaid, to each Holder affected by such event, at the Holder’s address as it appears in the CVR Register, not later than the latest date, and not earlier than the earliest date, if any, prescribed for the giving of such notice. In any case where notice to Holders is given by mail, neither the failure to mail such notice, nor any defect in any notice so mailed, to any particular Holder will affect the sufficiency of such notice with respect to other Holders.
7.3 Parent Successors and Assigns.
(a) Parent may not assign this Agreement without the prior written consent of the CVR Representative, provided that (i) Parent may assign, in its sole discretion and without the consent of any other party, any or all of its rights, interests and obligations hereunder to one or more direct or indirect wholly-owned subsidiaries of Parent for so long as they remain wholly owned subsidiaries of Parent (each, an “Assignee”); provided that the Assignee agrees to assume and be bound by all of the terms of this Agreement; provided, however, that in connection with any assignment to an Assignee, Parent shall, and shall agree to, remain liable for the performance by such Assignee of all obligations of Parent hereunder, with such Assignee substituted for Parent under this Agreement, and (ii) Parent may assign this Agreement in its entirety without the consent of any other party to its successor in interest in connection with the sale of all or substantially all of its assets or of its stock, or in connection with a merger, acquisition or similar transaction (such successor in interest, the “Acquiror”, and such transaction, the “Acquisition”). This Agreement will be binding upon, inure to the benefit of and be enforceable by Parent’s successors, acquirers and each Assignee. Each reference to “Parent” in this Agreement shall be deemed to include Parent’s successors, acquirers and all Assignees. Each of Parent’s successors, acquirers and assigns shall expressly assume by an instrument supplemental hereto, executed and delivered to the Rights Agent, the due and punctual payment of the CVR Payments and the due and punctual performance and observance of all of the covenants and obligations of this Agreement to be performed or observed by Parent.
(b) Any Person into which the Rights Agent or any successor Rights Agent may be merged or with which it may be consolidated, or any Person resulting from any merger or consolidation to which the Rights Agent or any successor Rights Agent shall be a party, or any Person succeeding to the stock transfer or other shareholder services business of the Rights Agent or any successor Rights Agent, shall be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such Person would be eligible for appointment as a successor Rights Agent under the provisions of the Agreement. The purchase of all or substantially all of the Rights Agent’s assets employed in the performance of transfer agent activities shall be deemed a merger or consolidation for purposes of this Section 7.3(b).
7.4 Benefits of Agreement. Parent and the Rights Agent hereby agree that the respective covenants and agreements set forth herein are intended to be for the benefit of, and shall be enforceable by, the CVR Representative (on behalf of itself and the Holders) and the Holders, acting by the written consent of Holders of not less than a majority of the then-outstanding CVRs, all of whom are intended third-party beneficiaries hereof. Nothing in this Agreement, express or implied, will give to any Person (other than the Rights Agent, Parent, Parent’s successors and permitted assignees, and the Holders and their respective successors and permitted assignees) any benefit or any legal or equitable right, remedy or claim under this Agreement or under any covenant or provision herein contained, all such covenants and provisions being for the sole benefit of the Rights Agent, Parent, Parent’s successors and permitted assignees, and the Holders and their respective successors and permitted assignees. The rights of Holders are limited to those expressly provided in this Agreement and the Merger Agreement. Notwithstanding anything to the contrary contained herein, any Holder may agree to renounce, in whole or in part, such Holder’s rights under this Agreement by written notice to the Rights Agent and Parent, which notice, if given, shall be irrevocable. In such event, such Holder’s CVRs will not be included for determining the number of outstanding CVRs held by other Holders and the Aggregate CVR Payment Amount shall be distributed to the Holders based on the number of the CVRs then outstanding.
7.5 Governing Law. This Agreement, the CVRs and all claims and causes of action based upon, arising out of or in connection herewith shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without regard to Laws that may be applicable under conflicts of laws principles (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.
Each of the parties hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware or, if such court does not have jurisdiction, any Delaware state court, or federal court of the United States of America, sitting in Delaware, and any appellate court from any thereof, in any Legal Proceeding arising out of or relating to this Agreement or the transactions contemplated hereby or for recognition or enforcement of any judgment relating thereto, and each of the parties hereby irrevocably and unconditionally (i) agrees not to commence any such Legal Proceeding except in such courts, (ii) agrees that any claim in respect of any such Legal Proceeding may be heard and determined in such court, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such Legal Proceeding in any such court, and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such Legal Proceeding in any such court. Each of the parties agrees that a final judgment in any such Legal Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 7.1. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by Law.
7.6 Severability. If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms, conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law and in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.
7.7 Counterparts and Signature. This Agreement may be signed in any number of counterparts, including by electronic transmission, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.
7.8 Termination. This Agreement will expire and be of no force or effect, the parties hereto will have no liability hereunder (other than with respect to monies due and owing by Parent to Rights Agent or any other rights of the Rights Agent which expressly survive the termination of this Agreement), and no additional payments will be required to be made, upon the later of (i) the conclusion of the CVR Term and (ii) the payment of the full amount of all CVR Payments to the Rights Agent and the payment of the full amount of all CVR Payment Amounts to the Holders by the mailing by the Rights Agent of each applicable CVR Payment Amount to each Holder at the address reflected in the CVR Register.
7.9 Funds. All funds received by the Rights Agent under this Agreement that are to be distributed or applied by the Rights Agent in the performance of services hereunder (the “Funds”) shall be held by the Rights Agent as agent for the Parent and deposited in one or more bank accounts to be maintained by the Rights Agent in its name as agent for the Parent. Until paid pursuant to the terms of this Agreement, the Rights Agent will hold the Funds through such accounts in: deposit accounts of commercial banks with Tier 1 capital exceeding $1 billion or with an average rating above investment grade by S&P (LT Local Issuer Credit Rating), Moody’s (Long Term Rating) and Fitch Ratings, Inc. (LT Issuer Default Rating) (each as reported by Bloomberg Finance L.P.). The Rights Agent shall have no responsibility or liability for any diminution of the Funds that may result from any deposit made by the Rights Agent in accordance with this paragraph, including any losses resulting from a default by any bank, financial institution or other Third Party. The Rights Agent may from time to time receive interest, dividends or other earnings in connection with such deposits. The Rights Agent shall not be obligated to pay such interest, dividends or earnings to the Parent, any Holder or any other party.
7.10 Entire Agreement. This Agreement and the Merger Agreement (including the schedules, annexes and exhibits thereto, the documents and instruments referred to therein and the documents delivered pursuant thereto) constitute the entire agreement of the parties and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and, except as otherwise expressly provided herein or therein, are not intended to confer upon any other Person any rights or remedies hereunder or thereunder. If and to the extent that any provision of this Agreement is inconsistent or conflicts with the Merger Agreement, this Agreement will govern and control.
7.11 Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 7.11.
[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its duly authorized officers as of the day and year first above written.
REXAHN PHARMACEUTICALS, INC.

By:
Name:
Title:

OLDE MONMOUTH STOCK TRANSFER CO., INC.

By:
Name:
Title:

SHAREHOLDER REPRESENTATIVE SERVICES LLC, solely in its capacity as the CVR Representative

By:
Name:
Title:
[Signature Page to Contingent Value Rights Agreement]

SCHEDULE A

PARENT IP
G-A-1

PART II

INFORMATION NOT REQUIRED IN
PROXY STATEMENT/PROSPECTUS/INFORMATION STATEMENT
Item 20 – Indemnification of Directors and Officers
Delaware General Corporation Law
Section 145(a) of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.
Section 145(b) of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which the person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper.
Section 145(c) of the DGCL provides that to the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.
Section 145(d) of the DGCL states that any indemnification under subsections (a) and (b) of Section 145 (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of Section 145. Such determination shall be made with respect to a person who is a director or officer at the time of such determination (i) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, (ii) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, (iii) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion or (iv) by the stockholders.
Section 145(f) of the DGCL states that the indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of Section 145 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office.

Section 145(g) of the DGCL provides that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against such person and incurred by such person in any such capacity or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under the provisions of Section 145.
Section 145(j) of the DGCL states that the indemnification and advancement of expenses provided by, or granted pursuant to, Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.
Certificate of Incorporation and Bylaws
Rexahn has adopted provisions in the Rexahn Bylaws that provide for indemnification of Rexahn’s officers and directors to the maximum extent permitted under the DGCL. As authorized by the DGCL, the Rexahn Certificate of Incorporation limits the liability of Rexahn’s directors for monetary damages. The effect of this provision is to eliminate Rexahn’s rights and those of Rexahn’s stockholders to recover monetary damages against a director for breach of the fiduciary duty of care as a director except in certain limited situations. This provision does not limit or eliminate Rexahn’s rights or that of any stockholder to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director’s duty of care. These provisions will not alter the liability of the Rexahn Board under federal securities laws.
Insurance Policy
Rexahn has purchased and intends to maintain insurance on behalf of any person who is or was a director or officer of Rexahn against any loss arising from any claim asserted against him or her and incurred by him or her in any such capacity, subject to certain inclusions.
Further, pursuant to the terms of the Merger Agreement, the provisions of the Rexahn Certificate of Incorporation and the Rexahn Bylaws with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of Rexahn, shall not be amended, modified or repealed for a period of six years from the Effective Time in a manner that would adversely affect the rights thereunder of individuals who, at or prior to the Effective Time, were officers or directors of Rexahn.
Item 21 – Exhibits
(a) Exhibit Index
A list of exhibits filed with this registration statement on Form S-4 is set forth on the Exhibit Index and is incorporated herein by reference.
(b) Financial Statements
The financial statements filed with this registration statement on Form S-4 are set forth on the Financial Statement Index and are incorporated herein by reference.
Item 22 – Undertakings
(a)	The undersigned registrant hereby undertakes:
(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;
(ii)
To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and
(iii)
To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement.

(2)
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(4)
That, for the purpose of determining liability under the Securities Act of 1933, to any purchaser: if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)
That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
(iii)
The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.
(b)
The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(c)
The undersigned registrant hereby undertakes as follows: that every prospectus (i) that is filed pursuant to paragraph (b) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(d)
The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into this proxy statement/prospectus/information statement pursuant to Item 4, 10(b), 11, or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(e)
The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

(f)
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

INDEX TO EXHIBITS
EXHIBIT NUMBER	DESCRIPTION OF DOCUMENT
2.1+
Agreement and Plan of Merger, dated as of June 17, 2020, by and among the Registrant, Razor Merger Sub, Inc. and Ocuphire Pharma, Inc. (included as Annex A to the proxy statement/prospectus/information statement forming a part of this Registration Statement).

2.2+
Form of CVR Agreement by and among the Registrant, Shareholder Representative Services LLC, as Representative, and Olde Monmouth Stock Transfer Co., Inc., as Rights Agent (included in Annex G to the proxy statement/prospectus/information statement forming a part of this Registration Statement).

2.3+
Form of Ocuphire Voting Agreement, by and between the Registrant, Ocuphire Pharma, Inc. and certain stockholders of Ocuphire (included in Annex A to the proxy statement/prospectus/information statement forming a part of this Registration Statement).

2.4
Form of Lock-Up Agreement, by and between the Registrant, Ocuphire Pharma, Inc. and certain stockholders of the Registrant and Ocuphire (included in Annex A to the proxy statement/prospectus/information statement forming a part of this Registration Statement).

2.5
First Amendment to Agreement and Plan of Merger and Reorganization, dated as of June 29, 2020, by and among Rexahn, Merger Sub and Ocuphire (included in Annex A to the proxy statement/prospectus/information statement forming a part of this Registration Statement).

3.1	Amended and Restated Certificate of Incorporation of the Registrant (incorporated by reference to Appendix G to the Registrant’s Definitive Proxy Statement on Schedule 14A, filed on April 29, 2005).
3.2
Certificate of Amendment of Amended and Restated Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K, filed on May 5, 2017).

3.3
Certificate of Amendment of Amended and Restated Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K, filed on August 30, 2018).

3.4
Certificate of Amendment of Amended and Restated Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K, filed on April 12, 2019).

3.5
Amended and Restated Bylaws, as amended, of the Registrant through March 21, 2014 (incorporated by reference to Exhibit 3.2 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2013).

4.1
Specimen Certificate for the Registrant’s Common Stock, par value $.0001 per share (incorporated by reference to Exhibit 4.3 to the Registrant’s Registration Statement on Form S-8 (File No. 333-129294), filed on October 28, 2005).

4.2	Form of Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K, filed on November 6, 2015).
4.3	Form of Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K, filed on February 26, 2016).
4.4	Form of Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K, filed on September 14, 2016).
4.5	Form of Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K, filed on June 7, 2017).
4.6	Form of Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K, filed on October 13, 2017).
4.7	Form of Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K, filed on October 19, 2018).
4.8	Form of Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K, filed on January 25, 2019).
4.9#	Stockholders Agreement, dated as of April 10, 2018, among Ocuphire Pharma, Inc. and Stockholders as defined therein.

EXHIBIT NUMBER	DESCRIPTION OF DOCUMENT
4.10	Form of Series A/B Warrants (incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K, filed on July 1, 2020).
5.1#	Opinion of Hogan Lovells US LLP.
8.1#	Legal Opinion of Honigman LLP regarding tax matters.
8.2#	Legal Opinion of Hogan Lovells US LLP regarding tax matters.
10.1*
Rexahn Pharmaceuticals, Inc. Stock Option Plan, as amended (incorporated by reference to Exhibit 4.4 to the Registrant’s Registration Statement on Form S-8 (File No. 333-129294), filed on October 28, 2005).

10.2*	Form of Stock Option Grant Agreement for Employees (incorporated by reference to Exhibit 4.5.1 to the Registrant’s Registration Statement on Form S-8 (File No. 333-129294), filed on October 28, 2005).
10.3*
Form of Stock Option Grant Agreement for Non-Employee Directors and Consultants (incorporated by reference to Exhibit 4.5.2 to the Registrant’s Registration Statement on Form S-8 (File No. 333-129294), filed on October 28, 2005).

10.4*	Rexahn Pharmaceuticals, Inc. 2013 Stock Option Plan, as amended and restated (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, filed on June 10, 2016)
10.5*
First Amendment to the Rexahn Pharmaceuticals, Inc. 2013 Stock Option Plan, as amended and restated as of June 9, 2016 (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, filed on April 13, 2017).

10.6*
Form of Stock Option Grant Agreement under the Rexahn Pharmaceuticals, Inc. 2013 Stock Option Plan (incorporated by reference to Exhibit 10.5 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2015).

10.7*
Form of Restricted Stock Unit Agreement under the Rexahn Pharmaceuticals, Inc. 2013 Stock Option Plan (incorporated by reference to Exhibit 10.7 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2018).

10.8*
Employment Agreement, dated as of January 2, 2018, by and between Rexahn Pharmaceuticals, Inc. and Douglas Swirsky (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, filed on January 4, 2018).

10.9*
Amendment to Employment Agreement, dated as of November 14, 2018, by and between Rexahn Pharmaceuticals, Inc. and Douglas Swirsky (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, filed on November 16, 2018).

10.10
Lease Agreement, dated June 5, 2009, by and between Rexahn Pharmaceuticals, Inc. and The Realty Associates Fund V, L.P. (incorporated by reference to Exhibit 10.4 to the Registrant’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009).

10.11
First Amendment to Lease Agreement, dated as of June 7, 2013, by and between Rexahn Pharmaceuticals, Inc. and SG Plaza Holdings, LLC (incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2013).

10.12
Second Amendment to Lease Agreement, dated as of July 26, 2014, by and between Rexahn Pharmaceuticals, Inc. and SG Plaza Holdings, LLC (incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014).

10.13
Third Amendment to Lease Agreement, dated as of May 6, 2015, by and between Rexahn Pharmaceuticals, Inc. and SG Plaza Holdings, LLC (incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015).

10.14
Fourth Amendment to Lease Agreement, dated as of April 4, 2016, by and between Rexahn Pharmaceuticals, Inc. and SG Plaza Holdings, LLC (incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2016).

EXHIBIT NUMBER	DESCRIPTION OF DOCUMENT
10.15
Fifth Amendment to Lease Agreement, dated as of April 13, 2017, by and between Rexahn Pharmaceuticals, Inc. and SG Plaza Holdings, LLC (incorporated by reference to Exhibit 10.2 to the Registrant’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2017).

10.16
Sixth Amendment to Lease Agreement, dated as of March 19, 2019, by and between Rexahn Pharmaceuticals, Inc. and SG Plaza Holdings, LLC (incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2019).

10.17
Form of Securities Purchase Agreement, dated as of November 6, 2015, by and between Rexahn Pharmaceuticals, Inc. and the purchasers identified on the signature pages thereto (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, filed on November 6, 2015).

10.18
Form of Securities Purchase Agreement, dated as of February 26, 2016, by and between Rexahn Pharmaceuticals, Inc. and the purchasers identified on the signature pages thereto (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, filed on February 26, 2016).

10.19
Form of Securities Purchase Agreement, dated as of September 14, 2016, by and between Rexahn Pharmaceuticals, Inc. and the purchasers identified on the signature pages thereto (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, filed on September 14, 2016).

10.20
Form of Securities Purchase Agreement, dated as of June 6, 2017, by and between Rexahn Pharmaceuticals, Inc. and the purchasers identified on the signature pages thereto (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, filed on June 7, 2017).

10.21
Form of Securities Purchase Agreement, dated as of October 13, 2017, by and between Rexahn Pharmaceuticals, Inc. and the purchasers identified on the signature pages thereto (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, filed on October 13, 2017).

10.22
Form of Securities Purchase Agreement, dated as of October 17, 2018, by and between Rexahn Pharmaceuticals, Inc. and the purchasers identified on the signature pages thereto (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, filed on October 19, 2018).

10.23++
Collaboration and License Agreement, dated as of February 25, 2019, between BioSense Global, LLC and Rexahn Pharmaceuticals, Inc. (incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2019).

10.24
Amendment No. 1 to Collaboration and License Agreement, dated as of August 24, 2019, between BioSense Global LLC and Rexahn Pharmaceuticals, Inc. (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on August 29, 2019).

10.25++
Amendment No. 2 to Collaboration and License Agreement, dated as of March 10, 2020 between BioSense Global LLC and Rexahn Pharmaceuticals, Inc. (incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q filed on May 7, 2020).

10.26*++#	Employment Agreement, dated as of October 1, 2018, between Ocuphire Pharma, Inc. and Mina Sooch.
10.27*#	Amended and Restated Employment Agreement by and among Ocuphire Pharma, Inc. and Mina Sooch, to be effective as of the Closing.
10.28*++#	Employment Agreement, dated as of October 1, 2018, between Ocuphire Pharma, Inc. and Bernhard Hoffmann.
10.29*#	Amended and Restated Employment Agreement by and among Ocuphire Pharma, Inc. and Bernhard Hoffmann, to be effective as of the Closing.
10.30*#	Form of Indemnification Agreement.

EXHIBIT NUMBER	DESCRIPTION OF DOCUMENT
10.31++#	Sublicense Agreement, dated as of January 21, 2020, by and between Ocuphire Pharma, Inc. and Apexian Pharmaceuticals, Inc.
10.32#	First Amendment to Sublicense Agreement, dated as of June 4, 2020, by and between Apexian Pharmaceuticals, Inc. and Ocuphire Pharma, Inc.
10.33#	Lease Agreement, dated as of May 19, 2019, by and between Ocuphire Pharma, Inc. and Duke & Duke, LP.
10.34#	First Amendment to Lease Agreement, dated as of October 29, 2019, by and between Ocuphire Pharma, Inc. and Duke & Duke, LP.
10.35*#	Ocuphire Pharma, Inc. 2018 Equity Incentive Plan, dated as of April 9, 2019.
10.36*#	First Amendment to 2018 Equity Incentive Plan, dated as of December 23, 2019.
10.37*#	Form of Option Agreement issuable under the Ocuphire Pharma, Inc. 2018 Equity Incentive Plan.
10.38*#	Ocuphire Pharma, Inc. 2020 Omnibus Equity Incentive Plan (included as Annex D to the proxy statement/prospectus/information statement forming a part of this Registration Statement).
10.39++#	Amended and Restated Mezz Note Purchase Agreement, dated as of January 22, 2019, by and among Ocuphire Pharma, Inc. and each of the purchasers set forth therein.
10.40#
First Amendment to Amended and Restated Mezz Note Purchase Agreement, dated as of November 20, 2019, by and among Ocuphire Pharma, Inc. and each of the purchasers party to the Amended and Restated Mezz Note Purchase Agreement.

10.41++#	Note Conversion Agreement, dated as of June 8, 2020, by and among Ocuphire Pharma, Inc. and each of the purchasers party to the Amended and Restated Mezz Note Purchase Agreement.
10.42++
Amended and Restated Securities Purchase Agreement, dated as of June 29, 2020, by and among Rexahn, Ocuphire and the investors party thereto (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, filed on July 1, 2020).

10.43
Form of Financing Lock-Up Agreement, by and among Rexahn, Ocuphire, and the investors party thereto (incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K, filed on July 1, 2020).

10.44	Form of Leak-Out Agreement, by and between Rexahn and the investors party thereto (incorporated by reference to Exhibit 10.3 to the Registrant’s Current Report on Form 8-K, filed on July 1, 2020).
10.45+#	Exclusive License Agreement, dated as of February 8, 2020, by and between Rexahn and Zhejiang HaiChang Biotechnology Co., Ltd.
10.46++
Warrant Exchange Agreement, dated July 31, 2020, by and between Rexahn Pharmaceuticals, Inc. and Armistice Capital Master Fund Ltd. (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, filed on August 3, 2020).

10.47++
Warrant Exchange Agreement, dated September 1, 2020, by and between Rexahn Pharmaceuticals, Inc. and Anson Investments Master Fund LP (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, filed on September 2, 2020).

10.48++
Warrant Exchange Agreement, dated September 10, 2020, by and between Rexahn Pharmaceuticals, Inc. and Empery Asset Master, Ltd. (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, filed on September 11, 2020).

10.49++
Warrant Exchange Agreement, dated September 10, 2020, by and between Rexahn Pharmaceuticals, Inc. and Empery Tax Efficient, LP (incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K, filed on September 11, 2020).

10.50++
Warrant Exchange Agreement, dated September 10, 2020, by and between Rexahn Pharmaceuticals, Inc. and Empery Tax Efficient II, LP (incorporated by reference to Exhibit 10.3 to the Registrant’s Current Report on Form 8-K, filed on September 11, 2020).

21.1#	Subsidiaries of the Registrant
23.1	Consent of Baker Tilly US, LLP (formerly known as Baker Tilly Virchow Krause, LLP).

EXHIBIT NUMBER	DESCRIPTION OF DOCUMENT
23.2#	Consent of Hogan Lovells US LLP (contained in Exhibit 5.1).
23.3#	Consent of Honigman LLP (contained in Exhibit 8.1).
23.4#	Consent of Hogan Lovells US LLP (contained in Exhibit 8.2).
23.5	Consent of Ernst & Young, LLP.
24.1#	Power of Attorney.
99.1#	Form of Proxy Card for Special Meeting of Stockholders of Registrant.
99.2
Proposed Amendment to the Amended and Restated Certificate of Incorporation of Registrant for the Rexahn Reverse Stock Split (included as Annex B to the proxy statement/prospectus/information statement forming a part of this Registration Statement).

99.3
Proposed Amendment to the Amended and Restated Certificate of Incorporation of Registrant for the Rexahn Name Change (included as Annex C to the proxy statement/prospectus/information statement forming a part of this Registration Statement).

99.4	Opinion of Oppenheimer & Co. Inc., financial advisor to Rexahn (included as Annex E to the proxy statement/prospectus/information statement forming part of this Registration Statement).
99.5	Consent of Oppenheimer & Co. Inc., financial advisor to Rexahn.
99.6#	Consent of Mina Sooch to be named as a Director.
99.7#	Consent of Sean Ainsworth to be named as a Director.
99.8#	Consent of Alan R. Meyer to be named as a Director.
99.9#	Consent of James S. Manuso to be named as a Director.
99.10#	Consent of Cam Gallagher to be named as a Director.
101.INS#	XBRL Instance Document
101.SCH#	XBRL Taxonomy Extension Schema Document
101.CAL#	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF#	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB#	XBRL Taxonomy Extension Label Linkbase Document
101.PRE#	XBRL Taxonomy Extension Presentation Linkbase Document
*	Indicates management contract or compensatory plan.
+	Certain schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the SEC upon request.
++	Portions of this exhibit have been omitted in compliance with Item 601 of Regulation S-K.
#	Previously filed.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Rockville, State of Maryland, on September 15, 2020.
REXAHN PHARMACEUTICALS, INC.

By:	/s/ Douglas J. Swirsky
Name:	Douglas J. Swirsky
Title:	President and Chief Executive Officer
Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.
Signature	Title	Date
/s/ Douglas J. Swirsky	President, Chief Executive Officer and Director (Principal Executive, Financial and Accounting Officer)	September 15, 2020
Douglas J. Swirsky

*	Chairman	September 15, 2020
Peter Brandt

*	Director	September 15, 2020
Charles Beever

*	Director	September 15, 2020
Kwang Soo Cheong

*	Director	September 15, 2020
Ben Gil Price

*	Director	September 15, 2020
Richard J. Rodgers

*	Director	September 15, 2020
Lara Sullivan
*By:	/s/ Douglas J. Swirsky

Douglas J. Swirsky Attorney-in-fact